Form 20-F
period 2020-12-31
KT CORP
filed 2021-04-30
CIK 892450

As filed with the Securities and Exchange Commission on April 30, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Young-Jin Kim

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

None

As of December 31, 2020, there were 241,842,130 ordinary shares, par value ￦5,000 per share, outstanding

(not including 19,269,678 ordinary shares held by the registrant as treasury shares)

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

All references to “Won” or “￦” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,118.1 to US$1.00, ￦1,157.8 to US$1.00 and ￦1,088.0 to US$1.00 on December 31, 2018, 2019 and 2020, respectively.

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

Item 2.   Offer Statistics and Expected Timetable

Item 2.A.   Offer Statistics

Not applicable.

Item 2.B.   Method and Expected Timetable

Not applicable.

Item 3.  Key Information

Item 3.A.  Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements as of December 31, 2019 and 2020 and for each of the years in the three-year period ended December 31, 2020 and related notes thereto (“Consolidated Financial Statements”) and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected financial data as of December 31, 2019 and 2020 and for each of the years in the three year period ended December 31, 2020 were derived from our audited Consolidated Financial Statements included elsewhere in this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Beginning January 1, 2020, we have changed our accounting policy by adopting accounting treatments in accordance with agenda decisions for “Lease Term and Useful Life of Leasehold Improvements” issued by IFRS Interpretations Committee. We have adopted such changes in accounting policy retrospectively pursuant to IASB 8 Accounting Policies, Changes in Accounting Estimates and Errors and adjusted the comparative line items as of and for the year ended December 31, 2019. Accordingly, the financial information as of and for the years ended December 31, 2016, 2017 and 2018 have not been restated for the change in accounting policy. See “Item 5. Operating and Financial Review and Prospects – Item 5.A. Operating Results – Changes in Accounting Policies – Determination of Lease Term Considering Economic Penalty” and Note 41 of the notes to the Consolidated Financial Statements.

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

Selected consolidated statement of operations data

	Year Ended December 31,
	2016		2017		2018		2019		2020
	(In billions of Won, except per share data)
Operating revenue	￦	23,164	￦	23,547	￦	23,436	￦	24,899	￦	24,441

Revenue		22,798		23,260		23,220		24,640		24,099
Others		366		287		216		259		341
Operating expenses		21,781		22,478		22,335		23,872		23,418

Operating profit		1,383		1,069		1,101		1,027		1,022
Finance income		296		406		374		424		499
Finance costs		515		645		436		432		507
Share of net profits (loss) of associates and joint ventures		3		(14)		(5)		(3)		18

Profit before income tax		1,167		817		1,034		1,016		1,032

Income tax expense		335		271		315		320		285

Profit for the year	￦	832	￦	546	￦	719	￦	696	￦	746

Profit for the year attributable to:
Equity holders of the parent company	￦	745	￦	462	￦	646	￦	646	￦	701
Non-controlling interest	￦	87	￦	85	￦	74	￦	50	￦	45
Earnings per share attributable to the equity holders of the Parent Company during the period:
Basic earnings per share	￦	3,043	￦	1,884	￦	2,634	￦	2,634	￦	2,858
Diluted earnings per share	￦	3,041	￦	1,883	￦	2,634	￦	2,632	￦	2,858

Selected consolidated statement of financial position data

	As of December 31,
Selected Statement of Financial Position Data	2016		2017		2018		2019		2020
	(In billions of Won)
Assets:
Current assets:
Cash and cash equivalents	￦	2,900	￦	1,928	￦	2,703	￦	2,306	￦	2,635
Trade and other receivables, net		5,478		5,965		5,680		5,859		4,902
Other financial assets		721		973		995		868		1,203
Current income tax assets		2		9		4		68		2
Inventories, net		455		642		1,075		792		535
Assets held for sale		—		7		13		84		1
Other current assets		311		305		1,688		1,999		1,876

Total current assets		9,866		9,829		12,158		11,976		11,154

Non-current assets:
Trade and other receivables, net		709		829		843		1,182		1,251
Other financial assets		665		755		623		822		544
Property and equipment, net		14,312		13,562		13,068		13,785		14,206
Right-of-use assets		—		—		—		1,268		1,217
Investment property, net		1,148		1,190		1,091		1,387		1,368
Intangible assets, net		3,023		2,633		3,407		2,834		2,161
Investments in jointly controlled entities and associates		284		279		272		268		558
Deferred income tax assets		701		712		465		425		434
Other non-current assets		106		107		546		685		769

Total non-current assets		20,948		20,067		20,316		22,657		22,508

Total assets	￦	30,815	￦	29,896	￦	32,474	￦	34,632	￦	33,663

Liabilities and Equity:
Current liabilities:
Trade and other payables	￦	7,142	￦	7,426	￦	6,948	￦	7,597	￦	6,210
Borrowings		1,820		1,573		1,368		1,186		1,418
Other financial liabilities		0		37		1		1		2
Current income tax liabilities		103		83		250		66		232
Provisions		96		78		118		176		166
Deferred income		36		18		53		53		60
Other current liabilities		342		259		656		1,069		1,103

Total current liabilities		9,539		9,474		9,394		10,148		9,192

Non-current liabilities:
Trade and other payables		1,188		1,001		1,409		1,082		808
Borrowings		6,301		5,110		5,280		6,113		5,898
Other financial liabilities		108		149		163		149		261
Retirement benefit liabilities		378		395		561		366		378
Provisions		101		125		164		79		86
Deferred income		85		92		111		99		149
Deferred income tax liabilities		138		128		205		425		429
Other non-current liabilities		59		237		528		1,030		910

Total non-current liabilities		8,358		7,238		8,422		9,343		8,919

Total liabilities	￦	17,898	￦	16,712	￦	17,816	￦	19,492	￦	18,111

Equity attributable to owners of the Parent Company:
Paid-in capital
Share capital	￦	1,564	￦	1,564	￦	1,564	￦	1,564	￦	1,564
Share premium		1,440		1,440		1,440		1,440		1,440
Retained earnings		9,779		9,961		11,256		11,591		12,155
Accumulated other comprehensive income (expense)		(1)		31		50		195		86
Other components of equity		(1,218)		(1,205)		(1,181)		(1,170)		(1,235)

Total equity attributable to owners of the parent company		11,564		11,792		13,130		13,621		14,011

Non-controlling interest		1,353		1,392		1,529		1,520		1,540

Total equity		12,917		13,183		14,658		15,141		15,551

Total liabilities and equity	￦	30,815	￦	29,896	￦	32,474	￦	34,632	￦	33,663

Selected consolidated statement of cash flow data

	Year Ended December 31,
	2016		2017		2018		2019		2020
	(In billions of Won)
Net cash generated from operating activities	￦	4,771	￦	3,878	￦	4,010	￦	3,745	￦	4,740
Net cash used in investing activities		(3,485)		(3,483)		(2,704)		(3,887)		(3,761)
Net cash used in financing activities		(943)		(1,363)		(532)		(250)		(648)

Operating Data

	As of December 31,
	2016	2017	2018	2019	2020
Lines installed (thousands) (1)	24,858	24,343	23,660	23,315	22,553
Lines in service (thousands) (1)	11,871	11,220	10,655	10,068	9,475
Lines in service per 100 inhabitants (1)	23.0	21.7	20.6	19.6	18.3
Mobile subscribers (thousands)	18,892	20,015	21,120	21,922	22,305
Broadband Internet subscribers (thousands)	8,516	8,758	8,729	8,962	9,171

(1)	Including public telephones.

Item 3.B.   Capitalization and Indebtedness

Not applicable.

Item 3.C.   Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.   Risk Factors

You should carefully consider the following factors.

Risks Relating to Our Business

Competition in each of our principal business areas is intense.

We face significant competition in each of our principal business areas. In the markets for mobile services, fixed-line services and media and content services, we compete primarily with SK Telecom Co., Ltd. (“SK Telecom”) and LG Uplus Corp. (“LG U+”) (including their affiliates). In the past two decades, considerable consolidation in the telecommunications industry has occurred, resulting in the current competitive landscape comprising three network service providers that offer a wide range of telecommunications and data communications services. In recent years, each of our primary competitors has acquired a leading cable TV operator in Korea to significantly increase their market shares in the pay TV market, which has further intensified competition.

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including mobile virtual network operators (“MVNOs”) that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao Corp. (“Kakao”)) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global over-the-top (“OTT”) media services such as Netflix. The entrance of new service providers in the markets for mobile services, fixed-line services and media and content services may further increase competition, as well as cause downward price pressure on the fees we charge for our services. For a discussion of our market shares in key markets, please see “Item 4. Information on the Company—Item 4.B. Business Overview—Competition.”

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of the next generation 5G mobile services in April 2019, competition has further intensified among the three network service providers, which has resulted in an increase in marketing expenses as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The KCC has also issued guidelines on fair competition of the telecommunications companies.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. We have acquired a number of licenses to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth. We made bandwidth license payments of ￦573 billion in 2018, ￦389 billion in 2019 and ￦367 billion in 2020. For our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisition of New Bandwidth Licenses and Usage Fees.” For more information on our bandwidth licenses, see “ Item 4. Information on the Company—Item 4.D. Property, Plant and Equipment—Mobile Networks.”

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

The COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has spread globally, has materially and adversely affected the global economy and financial markets in recent months. The World Health Organization declared the COVID-19 as a pandemic in March 2020. In light of the Government’s recommendations for social distancing, we have periodically implemented remote work arrangements for a portion of our workforce, particularly for employees in areas severely impacted by the pandemic. While we do not believe that such arrangements have had a material adverse impact on our business, a prolonged outbreak of COVID-19 may result in further disruptions in the normal operations of our business, including disruptions in the operation of our facilities, delays in our network expansion projects, implementation of further work arrangements requiring employees to work remotely and restrictions on overseas and domestic business travel, which may lead to a reduction in labor productivity.

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

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunications services to maintain our competitiveness. For example, we have been building more advanced mobile telecommunications networks based on 5G technology and commenced providing commercial 5G mobile services in April 2019. Since then, we have expanded our coverage to 85 major cities in Korea, and we plan to further expand the coverage nationwide and increase the transmission speed of our 5G services. As we continue to compete with SK Telecom and LG U+ to improve network quality, introduce new services and accommodate increased data usage of subscribers, we may incur significant expenses to acquire additional bandwidth licenses and incur significant capital expenditures to build out and improve our network. We have made extensive efforts to develop advanced technologies as well as provide a variety of services with enhanced speed, latency and connectivity. Furthermore, we are also continually upgrading our broadband network to enable better fiber-to-the-home (“FTTH”) connection, which enhances data transmission speed and connection quality.

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

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current businesses. For example, in July 2020, KT Skylife Co., Ltd. (“KT Skylife”), in which we held a 49.99% interest as of December 31, 2020, was selected as the preferred bidder in connection with the acquisition of a controlling interest in Hyundai HCN Co., Ltd. (“HCN”), which is Korea’s fifth largest cable operator. In October 2020, KT Skylife proposed to acquire a 100.00% interest in HCN for ￦491 billion, and the transaction is expected to be completed in the second half of 2021. The HCN acquisition is currently pending regulatory approval, and certain terms and conditions of the transaction are subject to adjustments prior to closing.

While we plan to continue our search for suitable acquisition and joint venture opportunities, we cannot provide assurance that we will be able to identify attractive opportunities or that we will successfully complete the transactions without encountering administrative, technical, political, financial or other difficulties, or at all. Even if we were to successfully complete the transactions, the success of an acquisition or a joint venture depends largely on our ability to achieve the anticipated synergies, cost savings and growth opportunities from integrating the business of the acquired company or the joint venture with our current businesses. There can be no assurance that we will achieve the anticipated benefits of the transaction, which may adversely affect our business, financial condition and results of operations. Pursuing acquisitions or joint venture transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital through incurring loans or through issuances of bonds or other securities in the international capital markets.

The Korean telecommunications and Internet-related industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.

The Government, primarily through the MSIT and the KCC, has the authority to regulate the telecommunications industry in Korea. The MSIT and the KCC also have the authority to regulate the pay TV industry under the Korea Broadcasting Act and the Internet Multimedia Broadcasting Services Act, which cover our IPTV services, our satellite TV services provided through KT Skylife (in which we held a 49.99% interest as of December 31, 2020), and cable TV services that we would provide through HCN, in which KT Skylife would hold a 100.0% interest upon consummation of its acquisition that is expected to be completed in the second half of 2021. The HCN acquisition is currently pending regulatory approval, and certain terms and conditions of the transaction are subject to adjustments prior to closing. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.” The MSIT’s policy is to promote competition through measures designed to prevent the dominant service provider in any such market from exercising its market power in a way that would prevent the emergence and development of viable competitors. Under such regulations, if a network service provider has the largest market share for a specified type of telecommunications service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, such entity may be designated as a market-dominating business entity that may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. Furthermore, under the Internet Multimedia Broadcasting Services Act, an IPTV service provider, together with its affiliates providing IPTV services, is restricted from having more than one-third of the market share of all paid broadcasting subscribers in Korea (consisting of IPTV, cable TV and satellite TV subscribers). As of December 31, 2020, KT Skylife, HCN and we together had an aggregate market share of 35.9% of all paid broadcasting subscribers in Korea. The KCC has also issued guidelines on fair competition of telecommunications and Internet-related companies. In addition, the Government sets the policies regarding the use of radio frequency bandwidths and allocates the bandwidths used for wireless telecommunications by an auction process or by a planned allocation.

We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively. Accordingly, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The form of our standard agreement for providing local network services and each agreement for interconnection with other service providers must also be reported to the MSIT. Although we compete freely with other network service providers in terms of rate plans for our principal telecommunications and Internet-related services except for rates we charge for local calls, our inability to freely set our local telephone service rates may hurt profits from such businesses and impede our ability to compete effectively against our competitors. In addition, the MSIT may periodically announce policy guidelines that we may be recommended to take into consideration in our telecommunications and Internet-related businesses. In recent years, the MSIT has announced policy guidelines with the objectives of reducing mobile service rates and promoting transparency in the decision making of telecommunications service providers. Specific policy guidelines include monthly rate reductions applicable to certain low-income subscribers as well as subscription rate discounts in lieu of handset subsidies. For instance, we increased the maximum discount rate applicable to mobile subscribers who elect not to receive handset subsidies from 20.0% to 25.0% starting in September 2017.

The Government may pursue additional measures to regulate the markets in which we compete. There can be no assurance that we will not adopt additional measures that reduce rates charged to our subscribers as well as adjustments to our handset subsidies and other measures in the future to comply with regulatory requirements or the Government’s policy guidelines.

The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a monetary penalty of up to 3.0% of the average of our annual revenue for the preceding three fiscal years. From time to time, we have been imposed fines for violation of regulations imposed by MSIT and KCC. There is no guarantee that the laws and regulations to which we are or become subject will not have a material adverse effect on our business, financial condition or results of operations.

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

In November 2016, the Korean Prosecutor’s Office commenced investigations on former President Park and in April 2017 indicted the former President on charges of bribery, coercion and abuse of power, among others. In August 2018, the Seoul High Court sentenced the former President to a prison term of 25 years and a monetary fine of ￦20 billion, having found the former President guilty on many of the charges, including the coercion charges relating to the same events underlying the Constitutional Court decisions described above: (i) the employment and changes to the employment positions of Mr. Lee and Ms. Shin at KT Corporation, (ii) the entry into advertising contracts with Playground and (iii) the donations to Mir Foundation and K-Sports Foundation by us and other Korean corporations. The prosecution appealed the appellate court’s decision to the Supreme Court of Korea, which in August 2019 vacated the appellate court judgment against the former President on the bribery-related charges due to errors made in its sentencing process and remanded the case back to the Seoul High Court for retrial. In July 2020, the Seoul High Court sentenced former President Park upon retrial to a prison term of 15 years and a monetary fine of ￦18 billion for the bribery-related charges and a prison term of 5 years for the other charges including abuse of power. The prosecution appealed the appellate court’s decision to the Supreme Court of Korea, which in January 2021 rejected the appeal and affirmed the appellate court’s judgment, which became final and conclusive. No indictment or charges of wrongdoing were brought against us or any of our executives or employees in connection with such indictment of the former President.

In January 2018, the Korean Prosecutor’s Office indicted Mr. Byung-Hun Jun, a former member of the National Assembly, for charges of bribery, corruption and coercion, among others. One of the allegations was that Mr. Jun, during his term as a member of the former Science, ICT, Future Planning, Broadcasting and Communications Committee (currently the Science, ICT, Broadcasting and Communications Committee) of the National Assembly, solicited donations or financial sponsorships from various corporations, including us, to an organization where he used to serve as the president. In February 2019, the Seoul Central District Court found Mr. Jun guilty of the bribery charges and sentenced him to a prison term of five years and an aggregate monetary fine of ￦375 million, guilty of abuse of authority and sentenced him to a suspended prison term of one year on probation for two years, and not guilty of the charge in connection with soliciting financial sponsorship of ￦100 million from us. Both Mr. Jun and the Korean prosecution appealed the court’s decision to the Seoul High Court, which in July 2020 found Mr. Jun guilty of the bribery charges, among others, and sentenced him to a suspended prison term of one year on probation for two years and an aggregate monetary fine of ￦200 million and not guilty of the charge in connection with soliciting financial sponsorship of ￦100 million from us. In March 2021, the Supreme Court of Korea affirmed the appellate court’s judgment against Mr. Jun, which became final and conclusive. No indictment or charges of wrongdoing were brought against us or any of our executives or employees in connection with Mr. Jun’s indictment.

In January 2018, the Korean police commenced an investigation in connection with the allegations that our current and former executives and employees violated the Political Funds Act of Korea, by making certain donations or providing gift cards to various lawmakers using corporate funds. This matter is currently being investigated by the Prosecutors’ Office.

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

In April 2019, the Seoul Southern District Prosecutor’s Office indicted four former executive officers, including Mr. Suk-chae Lee and Mr. Yu-yeol Seo, for charges of obstruction of business arising from allegedly engaging in a number of improper hiring during the public recruiting process of college graduates in the second half of 2012. In October 2019, the Seoul Southern District Court found the former executive officers guilty of the charges and sentenced Mr. Lee to a prison term of one year and Mr. Seo to a suspended prison term of eight months on probation for two years. Both the Prosecutor’s Office and the former executive officers appealed the court’s decision to the Seoul High Court, which in November 2020 sentenced Mr. Lee to a suspended prison term of one year and 6 months on probation for two years and Mr. Seo to a suspended prison term of eight months on probation for two years. In addition, the Seoul High Court found Mr. Lee guilty of bribery charges in relation to the improper hiring incident. Mr. Lee appealed the court’s decisions to the Supreme Court of Korea, where the case is currently pending. No indictment or charges of wrongdoing were brought against us or any of our current executives or employees in connection with such indictment of our former executive officers.

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

Government regulation of the credit card industry may adversely affect the operations of BC Card in which we held a 69.5% interest as of December 31, 2020.

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

Pursuant to the FSS’s capital adequacy guidelines, which are derived from standards established by the Bank for International Settlements, credit card companies in Korea are required to maintain a total capital adequacy ratio of at least 8.0% on a consolidated basis. To the extent a credit card company fails to maintain such ratio, Korean regulatory authorities may impose penalties on such company ranging from a warning to a suspension or revocation of its license. BC Card’s capital adequacy ratios were 34.4% as of December 31, 2019 and 44.2% as of December 31, 2020. Such capital adequacy ratio will decrease if the growth in BC Card’s asset base is not matched by corresponding growth in its regulatory capital. In addition, BC Card’s capital base and its capital adequacy ratio may decrease if its results of operations or financial condition deteriorates. Accordingly, there can be no assurance that BC Card will not be required to obtain additional capital in the future in order to maintain its capital adequacy ratio above the minimum required levels. There can be no assurance that, if BC Card requires additional capital in the future, it will be able to obtain such capital on favorable terms or at all, which could have a material adverse effect on the business, financial condition and results of operations of BC Card.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦7,316 billion total book value of debentures and borrowings outstanding as of December 31, 2020, ￦2,741 billion was denominated in foreign currencies. Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to mitigate such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations, and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “—Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

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

While we currently are not subject to any claims of underpayment from our current or former employees, the Supreme Court decision may result in additional labor costs for us in the form of additional payments required under the expanded scope of ordinary wages, both those incurred during the past three years and those to be incurred in the future. Any such additional payments may have an adverse effect on our financial condition and results of operations.

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

In particular, the ongoing COVID-19 pandemic has had an adverse impact on the Korean economy. Following the Government’s announcement of the first confirmed case of COVID-19 in Korea in January 2020, it has implemented a number of measures in order to contain the spread of the COVID-19 disease, including a nationwide order for social distancing, implementation of strict self-isolation and quarantine measures for those who may be infected, and the temporary closure of all school and other public facilities. In addition, the Government has undertaken a series of actions to mitigate the adverse impact of the COVID-19 pandemic on the Korean economy, including (i) lowering of The Bank of Korea’s policy rates, (ii) execution of a bilateral currency swap agreement with the U.S. Federal Reserve, (iii) provision of loans, guarantees and maturity extensions to eligible financial institutions, small and medium business enterprises and self-employed business owners facing liquidity crises; (iv) offering emergency relief payments for those impacted by the COVID-19 pandemic; and (v) establishment of the Key Industry Stabilization Fund in May 2020 to support businesses in certain key industries, such as the air transport and maritime industries. However, the impact of the on-going COVID-19 pandemic to the Korean economy in 2021 and for the foreseeable future remains highly uncertain.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•	the occurrence of additional severe health epidemics;

•

adverse conditions or uncertainty in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the ongoing COVID-19 pandemic, deteriorating relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the removal of Korea from Japan’s “white list” of preferred trading nations in August 2019 and the controversy between Korea and China regarding the deployment of a Terminal High Altitude Area Defense System in Korea by the United States in March 2017 and the ensuing economic and other retaliatory measures by China against Korea during the remainder of 2017);

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•

deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	social and labor unrest;

•	substantial decreases in the market prices of Korean real estate;

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of COVID-19, which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and risk of further attacks by terrorist groups around the world;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted several rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

The Securities-related Class Action Act of Korea enacted in January 2004 allows class action suits to be brought by shareholders of companies (including us) listed on the KRX KOSPI Market for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in the registration statements, prospectuses, business reports, audit reports, semi-annual or quarterly reports and material fact reports and omission of material information in such documents, (2) insider trading, (3) market manipulation and (4) unfair trading. This law permits 50 or more shareholders who collectively hold 0.01% of the shares of a company to bring a class action suit against, among others, the issuer and its directors and officers. Because of the enactment of the act, there is not enough judicial precedent to predict how the courts will apply the law. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from business operation. We are not aware of any basis upon which such suit may be brought against us, nor are any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, the Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us. As of December 31, 2020, 43.6% of our common shares were owned by foreign investors. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The MSIT may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less. See “Item 4. Information of the Company—Item 4.B. Business Overview—Regulation—Foreign Investment” and “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitations on Shareholding.”

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

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, including ourselves, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea. In addition, the Government awarded licenses to several service providers to promote competition in other telecommunications business areas such as mobile telephone services and data network services. In June 2009, KT Freetel Co., Ltd. (“KTF”), a subsidiary providing mobile telephone services, merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. There are currently three mobile telephone service providers in Korea. See “—Item 4.B. Business Overview—Competition.”

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

Item 4.B. Business Overview

We are the leading integrated telecommunications and platform service provider in Korea and one of the most advanced in Asia. In 2020, we announced our plans to transform ourselves into a digital telecommunications platform company as we strive to further expand and strengthen our digital platforms including in relation to our business-to-business (“B2B”), media, contents and financial services. Our principal services include:

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

➢	broadband Internet access services; and

➢	data communication services, including fixed-line and satellite leased line services and dedicated broadband Internet connection service to corporate and other institutional customers;

•	media and content services, including IPTV, satellite TV, digital music services, e-commerce services, online advertising consulting services and digital comics and novels services;

•	financial services, including credit card processing and other financial services offered primarily through BC Card;

•	other business activities, including information technology and network services and rental of real estate by KT Estate Inc. (“KT Estate”); and

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

Leveraging our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities and obtained strong market positions in each of our principal lines of business. In particular:

•	in mobile services, we achieved a market share of 31.6% with approximately 22.3 million subscribers as of December 31, 2020;

•

in fixed-line and VoIP telephone services, we had approximately 13.6 million subscribers, consisting of 10.4 million PSTN subscribers and 3.1 million VoIP subscribers as of December 31, 2020. As of such date, our market share of the fixed-line local telephone and VoIP services was 56.8%; and

•	we are Korea’s largest broadband Internet access provider with approximately 9.2 million subscribers as of December 31, 2020, representing a market share of 41.1%.

For the year ended December 31, 2020, our operating revenue was ￦24,441 billion, our profit for the year was ￦746 billion and our basic earnings per share was ￦2,858. As of December 31, 2020, our total assets were ￦33,663 billion, total liabilities were ￦18,111 billion and total equity was ￦15,551 billion.

Our Services

The following table sets out our operating revenue by principal product categories and the respective percentage of total operating revenue in 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018			2019			2020
Products and services	Billions of Won		%	Billions of Won		%	Billions of Won		%
Mobile services	￦	6,828	29.1%	￦	6,795	27.3%	￦	6,805	27.8%
Fixed-line services:
Fixed-line and VoIP telephone services		1,708	7.3		1,579	6.3		1,464	6.0
Broadband Internet access services		2,113	9.0		2,177	8.7		2,256	9.2
Data communication services		1,048	4.5		1,111	4.5		1,107	4.5

Sub-total		4,869	20.8		4,867	19.5		4,827	19.7

Media and content services		2,262	9.7		2,516	10.1		2,638	10.8
Financial services		3,445	14.7		3,642	14.6		3,494	14.3
Others		2,743	11.7		2,885	11.6		3,084	12.6
Sale of goods (1)		3,289	14.0		4,194	16.8		3,593	14.7

Total operating revenue	￦	23,436	100.0%	￦	24,899	100.0%	￦	24,441	100.0%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Mobile Services

We provide mobile services based on 5G, 4G LTE and 3G W-CDMA technology. We have made extensive efforts to continually develop advanced technologies as well as to provide a variety of new mobile services with enhanced speed, latency and connectivity. We commercially launched our next generation 5G mobile services in April 2019, and we have expanded our coverage to 85 major cities in Korea. We plan to further expand the coverage nationwide and increase the transmission speed of our 5G services. We believe that the faster data transmission speed and lower latency of the 5G network enables us to offer significantly enhanced wireless data transmission with faster access to multimedia contents. We began offering 4G LTE services in the Seoul metropolitan area in January 2012, and we completed the expansion of our coverage nationwide in October 2012. 4G LTE technology enables data to be transmitted faster than 3G W-CDMA technology.

Revenue related to mobile service accounted for 27.8% of our operating revenue in 2020. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our mobile subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2018		2019		2020
Average monthly revenue per subscriber (1)	￦	32,021	￦	31,625	￦	31,683
Number of mobile subscribers (in thousands)		21,120		21,922		22,305
LTE subscribers		16,971		17,153		16,174
W-CDMA subscribers		4,149		3,350		2,512
5G subscribers		—		1,419		3,619

(1)

The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers (other than MVNO subscribers) and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2020, we had approximately 22.3 million subscribers, or a market share of 31.6%, which was the second largest among the three mobile service providers.

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

In response to the diversification of our customers’ demands and their increasing sophistication, we have also selectively engaged in opportunities to expand our internal sales channels in recent years. We operate customer plazas in key areas that engage in mobile service sales activities as well as provide a one-stop shop for a wide range of other services and products that we offer. We also operate a website to promote and advertise our products and services to the general public and in particular to younger customers who are more familiar with the Internet.

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

Fixed-line and VoIP Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. Our fixed-line telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. We also provide VoIP telephone services that enable VoIP phone devices with broadband connection to make domestic and international calls. These fixed-line and VoIP telephone services accounted for 6.0% of our operating revenue in 2020. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses. The following table shows selected information concerning our fixed-line telephone network and the number of PSTN and VoIP subscribers as of the end of the periods indicated as well as their engagement levels during such periods.

	As of or for the Year Ended December 31,
	2016	2017	2018	2019	2020
Total Korean population (thousands) (1)	51,696	51,799	51,826	51,850	51,829
PSTN and VoIP lines in service (thousands)	16,266	15,610	14,992	14,185	13,582
PSTN lines in service	12,791	12,201	11,637	11,052	10,449
Local lines in service	11,869	11,222	10,654	10,076	9,475
Group lines in service	921	979	983	976	973
VoIP lines in service	3,436	3,409	3,355	3,133	3,133
Fiber optic cable (kilometers)	732,873	764,802	784,088	847,497	867,051
Domestic long-distance call minutes (millions) (2)	1,507	1,126	892	744	620
Local call pulses (millions) (2)	2,161	1,285	974	804	638

(1)	Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(2)	Excluding calls placed from public telephones.

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

In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. The following table shows the number of minutes of international long-distance calls recorded by us and network service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2020:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(In millions of billed minutes)
Incoming international long-distance calls	352.3	286.4	221.1	189.6	50.8
Outgoing international long-distance calls	155.1	125.9	101.1	78.8	59.5

Total	507.4	412.3	322.2	268.4	110.3

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

Broadband Internet Access Services

Leveraging on our nationwide network of 867,056 kilometers of fiber optic cables as of December 31, 2020, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services are offered under the “KT Internet” and “KT GiGA Internet” brand names. We also offer WiFi services under the “KT WiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and KT Internet service in fixed-line environments. Our broadband Internet access services accounted for 9.2% of our operating revenue in 2020.

As of December 31, 2020, we had approximately 9.2 million broadband Internet subscribers, including approximately 5.9 million KT GiGA Internet service subscribers with enhanced data transmission speeds. In addition, we had approximately 5.5 million KT WiFi subscribers as of such date. We also sponsored approximately 130 thousand hot-spot zones nationwide for wireless connection as of December 31, 2020.

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

Data Communication Services

Our data communication services involve offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of

December 31, 2020, we leased 275,131 lines to domestic and international businesses. We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection to our Internet backbone network, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies. Data communication services accounted for 4.5% of our operating revenue in 2020.

Through our wholly owned subsidiary KT Sat Co., Ltd., we also provide transponder leasing, broadcasting, video distribution and data communication services through satellites periodically launched by us. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.

Media and Content Services

We offer a variety of media and content services, including IPTV, satellite TV, e-commerce services, digital music services, online advertising consulting services and digital comics and novels services. Media and content services accounted for 10.8% of our operating revenue in 2020. In addition, in July 2020, KT Skylife, in which we held a 49.99% interest as of December 31, 2020, was selected as the preferred bidder in connection with the acquisition of a controlling interest in HCN, which is Korea’s fifth largest cable TV operator. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures.”

IPTV

We offer high definition video-on-demand and real-time broadcasting and ultra-high-definition (“UHD”) IPTV services under the brand name “olleh TV.” Our IPTV service offers access to an array of digital media contents, including movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. As part of our IPTV services, we also operate our OTT platform under the brand name “Seezn.” We had approximately 8.8 million IPTV subscribers as of December 31, 2020.

We are also leveraging our big data analytics capabilities and artificial intelligence technology to further enhance our IPTV services. We offer artificial intelligence-based “GiGA genie” service to our IPTV subscribers through a voice recognition speaker that also serves as the IPTV’s set-top box, which enables us to take advantage of big data analytics and enhance our product offerings as well as operate a more effective automated customer service center.

Satellite TV

We offer satellite TV services with features similar to our IPTV services through KT Skylife, in which we held a 49.99% interest as of December 31, 2020. As of December 31, 2020, we had approximately 4.0 million subscribers for our satellite TV services, including olleh TV Skylife combination services.

Digital Music Services

We operate Genie, our platform for music contents as well as subscription-based access to online music streaming and downloading services, through our subsidiary Genie Music Corporation, in which we held a 35.97% interest as of December 31, 2020. As of December 31, 2020, Genie was the second-largest music streaming and downloading service provider in Korea in terms of number of subscribers. Genie offers a broad selection of Korean and international music, both in streaming and download formats, as well as a variety of features designed to enhance the experience of users. We offer Genie services in various formats that are specifically designed for mobile and other connected devices, PCs and TVs.

E-commerce Services

We offer TV home shopping, digital content distribution and information and communication technology (“ICT”) platform consulting services through KTH Co., Ltd. (“KTH”), in which we held a 67.1% interest on a consolidated basis as of December 31, 2020. Through KTH, we offer a variety of consumer products and food items on our IPTV and satellite TV platforms. We also secure rights to digital entertainment contents such as movies, animations and TV series and distribute such contents to other media platforms. In addition, we provide a wide range of consulting services related to build-out of information and communication technology platforms.

We also offer mobile gift card services under the brand name “giftishow” and other mobile advertising solutions to corporate customers through KT mhows Co., Ltd. (“KT mhows”), in which we held a 76.0% interest as of December 31, 2020.

In November 2020, we announced plans to merge KTH and KT mhows, through which we expect to achieve vertical integration and pursue additional mobile commerce opportunities by leveraging KT mhows’ large corporate customer base with the e-commerce infrastructure and know-how of KTH. We currently expect to complete the merger by July 2021.

Online Advertising Consulting Services

We provide strategic advertising consulting services for the online advertising industry through our subsidiaries Nasmedia, Co., Ltd. (“Nasmedia”), in which we held a 42.8% interest as of December 31, 2020, and PlayD Co., Ltd. (“PlayD”), in which Nasmedia and we in the aggregate held a 70.4% interest as of December 31, 2020. We provide a variety of services for advertising agencies, online media companies and their clients, ranging from market studies to advertising campaign planning as well as analysis of such campaign’s effectiveness. Our proprietary data analysis tools enable us to define specific advertising targets for the clients as well as to evaluate the effectiveness of various marketing channels to provide an optimal advertising campaign strategy.

Digital Comics and Novels Services

StoryWiz, which was established in February 2020 and in which we held a 100.0% interest as of December 31, 2020, specializes in producing and distributing digital comics and web novels as well as producing original video contents using our intellectual property rights. StoryWiz operates a web novel platform called Blice, through which many writers distribute their web novels. We support such writers in a variety of ways, such as holding web novel contests as well as providing funding for new and promising writers. We strive to further expand our intellectual property to movies, dramas and web comics, and we plan to distribute our original content through a wide range of IPTV and OTT platforms in Korea.

Financial Services

As part of our overall strategy, we selectively pursue new business opportunities in the financial sector that complement our telecommunications business. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we held a 69.5% interest as of December 31, 2020. As of such date, BC Card held a 34.0% interest in K Bank, an Internet-only bank that began its commercial operations in April 2017. Revenue from our financial services, which consist primarily of revenue from BC Card, accounted for 14.3% of our operating revenue in 2020.

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

A minority interest in BC Card is owned by various financial institutions in Korea, many of which are member companies that enter into co-branding agreements with us and issue credit cards and check cards under the “BC Card” brand. Our member companies that issue co-branded credit or check cards include Woori Card, NH Card, Industrial Bank of Korea and KB Kookmin Card. We engage in joint marketing efforts to promote cards issued pursuant to our co-branding agreements. However, we typically do not assume credit risks related to the inability of cardholders to make payments on their card usage, which are typically assumed by the member companies. As of December 31, 2020, we had approximately 17 million credit cards and approximately 6 million check cards issued by our member companies under the “BC Card” brand. We also provide ancillary outsourcing services to various other banks, securities companies and financial institutions that do not issue co-branded cards with us.

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

K Bank

K Bank is one of two Internet-only banks in Korea. Internet-only banks generally operate without branches and conduct their operations primarily through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits as well as lower lending rates. As of December 31, 2020, K Bank had approximately 2.2 million holders of deposit accounts, with total deposits of ￦3.7 trillion and outstanding loans of ￦3.0 trillion. Other shareholders of K Bank include Woori Bank, NH Investment & Securities, Co., Ltd., GS Retail Co., Ltd. and Hanwha Life Insurance Co., Ltd.

Pursuant to the Act on Special Cases Concerning Internet-Only Banks, starting from January 2019, a company with its ICT assets comprising more than 50% of its total assets (such as us) may obtain up to a 34.0% interest in an Internet-only bank, and is required to obtain approval from the FSC in order to become its largest shareholder.

Other Businesses

We also engage in various business activities that extend beyond telecommunications and financial services, including real estate development. Our other businesses accounted for 12.6% of our operating revenue in 2020.

Information Technology and Network Services

Digital transformation has increased in recent years, and the Government announced “Digital New Deal” initiatives in July 2020 to further accelerate such trend in Korea. Leveraging on our (i) data communications networks, (ii) infrastructure operational know-how and (iii) big data analytics capabilities, we believe that we are well-positioned to take advantage of the attractive opportunities in this era of digital transformation. In 2020, we launched our B2B brand, KT Enterprise, to better position ourselves to attract corporate customers that have digital transformation needs.

We offer a broad array of information technology and network services to our corporate and other institutional customers. Our range of systems integration services includes consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors. We also provide one-stop global ICT services specifically targeting multinational corporations and international agencies, which range from ICT infrastructure design and buildout to operational solutions that address their multinational needs. In addition, we provide consulting services to optimize energy consumption by corporate and other institutional customers, as well as security surveillance services ranging from buildout of monitoring systems to dispatching of security personnel.

We also operate Internet data centers located throughout Korea and provide a wide range of computing services to companies that need servers, storage and leased lines. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network contents. Our data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. Our data centers offer network outsourcing services, server operation services and system support services to our corporate customers. Leveraging our Internet data centers as well as our data communications networks, we provide a wide range of cloud computing services that are tailored to address specific needs of our customers in public and private sectors.

We also offer a wide range of “KT DX platform” services for our corporate and other institutional customers that provide customized and integrated digital transformation services that address their technical infrastructure, platform and solution needs.

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

Sale of Goods

We recognize revenue related to sale of goods, primarily handsets sold to subscribers of our mobile services as well as miscellaneous telecommunications equipment sold to vendors and other telecommunications companies and sale of residential units and commercial real estate developed by KT Estate. We purchase handsets primarily from Samsung Electronics, Apple and LG Electronics. Sale of goods accounted for 14.7% of our operating revenue in 2020.

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

The following table summarizes the terms of our representative 5G and LTE mobile service plans that we currently offer:

Plan	Monthly Rate		Voice Calls	Video Calls	Data Transmission	Additional Features
5G Super Plan Premium Choice	￦	130,000	Unlimited	300 min.	Unlimited

•    Unlimited data roaming at 3 Mbps

•    Handset insurance using reward points

•    No service fee for additional smart device

•    Free contents (subscribers can choose two services among Movie / Music / Netflix)

5G Super Plan Special Choice	￦	110,000	Unlimited	300 min.	Unlimited

•    Unlimited data roaming at 100 kbps

•    Handset insurance using reward points

•    No service fee for additional smart device

•    Free contents (subscribers can choose two services among Movie / Music / Netflix)

5G Super Plan Special	￦	100,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Handset insurance using reward points • No service fee for additional smart device

5G Super Plan Basic Choice	￦	90,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Free contents (subscribers can choose two services among Movie / Music / Netflix)

5G Super Plan Basic		￦80,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps

5G Simple		￦69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 110 GB

5G Slim		￦55,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 8 GB

5G Save		￦45,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 5 GB

Data On Premium		￦89,000	Unlimited	300 min.	Unlimited	• Handset insurance using reward points • No service fee for additional smart device • Media package offering music, video, webtoon and movie content.

Plan	Monthly Rate	Voice Calls	Video Calls	Data Transmission	Additional Features

Data On Video	￦69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 100 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

Data On Talk	￦49,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 3 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

LTE Basic	￦33,000	Unlimited	50 min.	1.4 GB with an option to transfer data from and into the next month’s usage

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to our competitors, and the charges received per minute (exclusive of VAT) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2018		January 1, 2019		January 1, 2020
KT	￦	13.1	￦	11.6	￦	10.6
SK Telecom		13.1		11.6		10.6
LG U+		13.1		11.6		10.6

Fixed-line Services

Fixed-line Telephone Services

Local and Domestic Long-distance. Our standard usage-based fixed-line telephone service plan consists of a base monthly rate of ￦5,720 and usage fees for local and domestic long-distance calls, as well as calls to VoIP phones and mobile phones. We charge ￦42.9 per three-minute increment for local calls, ￦15.95 per ten second increment for domestic long-distance calls, ￦53.9 per three-minute increment for calls to VoIP phones and ￦15.95 per ten second increment for calls to mobile phones. All usage-based fees are subject to discounts during certain low-usage periods of the day and on national holidays. The rates we charge for local calls are required to be reported to the MSIT, which has 15 days to object to such changes. For our subscribers who are initiating fixed-line telephone services, we charge a one-time nonrefundable activation fee of ￦60,000, which is waived with a three-year subscription commitment.

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2018		January 1, 2019		January 1, 2020
SK Telecom	￦	13.1	￦	11.6	￦	10.6
LG U+		13.1		11.6		10.6

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIT:

	Effective Starting
	January 1, 2018		January 1, 2019		January 1, 2020
Local access (1)	￦	8.7	￦	7.8	￦	7.6
Single toll access (2)		10.0		9.2		8.6
Double toll access (3)		12.7		12.2		11.2

Source: The MSIT.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

VoIP Telephone Services

Our VoIP telephone services offer rate plans that charge generally lower base monthly rates and usage-based fees compared to our fixed-line telephone services. For our subscribers who are initiating VoIP telephone services, we charge a one-time nonrefundable activation fee of ￦27,500, which may be waived if the subscriber opts for self-installation.

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

Bundled Rate Plans

In order to provide our customers with additional value and further promote our marketing efforts to cross sell our various services, we provide our customers with various bundled rate plans that provide discounts for subscribing to a combination of our services, as well as family plans that provide discounts for multiple line subscriptions under one household. The majority of our subscribers participate in our bundled rate plans.

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

Competition

We face significant competition in each of our principal business areas. In the markets for mobile services, fixed-line services and media and content services, we compete primarily with SK

Telecom and LG U+ (including their affiliates). Over time, considerable consolidation in the telecommunications industry has occurred, resulting in the current competitive landscape comprising three network service providers that offer a wide range of telecommunications and data communications services. In recent years, each of our primary competitors has acquired a leading cable TV operator in Korea to significantly increase their market shares in the pay TV market, which has further intensified competition.

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including MVNOs that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global OTT media services such as Netflix.

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of the next generation 5G mobile services in April 2019, competition has further intensified among the three network service providers, which has resulted in an increase in marketing expenses, as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The KCC has also issued guidelines on fair competition of the telecommunications companies.

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

The following tables show the market shares in our principal markets in terms of subscribers as of the dates indicated:

Mobile Services

	Market Share (%) (1)
	KT Corporation	SK Telecom	LG U+
December 31, 2018	31.8	46.9	21.3
December 31, 2019	31.8	46.0	22.1
December 31, 2020	31.6	44.8	23.6

Source: The MSIT.

(1)	Includes subscribers of MVNOs that lease mobile networks of the respective mobile service provider.

Fixed-line Local Telephone and VoIP Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2018	65.1	14.8	12.6
December 31, 2019	64.9	14.6	12.7
December 31, 2020	64.6	14.5	12.6

Source: Korea Telecommunications Operators Association.

Broadband Internet Access Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2018	41.0	25.4	18.9	14.7
December 31, 2019	40.9	25.6	19.6	13.9
December 31, 2020	41.1	29.0	20.3	9.6

Source: The MSIT.

Pay TV Services

	Market Share (%)
	KT Corporation (1)	SK Broadband	LG U+
December 31, 2018	31.2	14.1	12.0
December 31, 2019	31.6	15.0	12.9
December 31, 2020	32.2	16.1	14.1

Source: Korea Telecommunications Operators Association.

(1)	Including market share of KT Skylife.

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

Under the Personal Information Protection Act, telecommunications service providers are also required to protect personal information of their customers. Generally, when a telecommunications service provider intends to collect or use its customer’s personal information, such telecommunications service provider, with certain exceptions, must notify and receive the customers’ consent in relation to the purpose of collection, the use of the collected personal information, types of personal information collected and period during which the personal information will be possessed and used. Under the Personal Information Protection Act, any enterprise, including Korean telecommunications providers, may not use their customers’ personal information for any purpose other than the purpose their customers have consented to. In addition, there are various internal processes that the telecommunications providers are mandated to install in order to collect and handle personal information of their customers.

The MSIT also has the authority to regulate the pay TV market, including IPTV services. Under the Internet Multimedia Broadcasting Services Act, anyone intending to engage in the Internet multimedia broadcasting business must obtain a license from the MSIT. The ownership of the shares of an Internet multimedia broadcasting company by a newspaper, a news agency or a foreigner is limited. Furthermore, under the Internet Multimedia Broadcasting Services Act, an IPTV service provider, together with its affiliates providing paid broadcasting services, is restricted from having more than one-third of the market share of all paid broadcasting subscribers in Korea (consisting of IPTV, cable TV and satellite TV subscribers).

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the MSIT the rates and the general terms and conditions for each type of network service provided by it. However, the MSIT may object to the rates set by a market-dominating business entity within 15 days from the date of receipt of such report if there is a high risk of (i) harming the users’ interests (including unfair discrimination against specific users based on contract length and usage volume with such service provider) or (ii) harming fair competition (including the provision of telecommunication services at unfair rates compared to the wholesale price offered by other telecommunications service providers). In 1997, the MSIP designated us for local telephone service and SK Telecom for mobile service as market-dominating business entities, which currently remains in effect. As a result, changes in our local telephone rates and in the mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT.

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

All telecommunications service providers must also provide compensation to their users in the following cases: (i) damage is caused to the user in connection with the service provider’s provision of telecommunication services (including from disruptions in service) and (ii) damage is caused to the user due to the reasons stated in such user’s complaint addressed to the service provider or a delay in the service provider’s processing of such complaint. However, if damage to a user is caused by force majeure, or if damage is caused intentionally by, or due to the negligence of, the user, the service provider’s liability for any compensation to such user is mitigated or absolved. In cases where the provision of telecommunication services is disrupted, the service provider must inform its user of the disruption as well as the standards and procedures for obtaining compensation for any damages.

In addition, if the number of users and the network traffic of a value-added service provider exceeds a certain threshold set by the MSIT, such value-added service provider must secure adequate measures to provide stable services to its users, which may require cooperation with other network service providers.

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners, foreign governments and “foreign invested companies” may not in the aggregate own more than 49.0% of the issued shares with voting rights of a network service provider, including us. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which a foreigner or a foreign government is the largest shareholder and holds 15.0% or more of the company’s shares with voting rights, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the largest shareholder of such company is a government or foreign entity of a country that is a counterparty to a free trade agreement with Korea, as publicly announced by the MSIT, and the MSIT determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest. However, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into a major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into an agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services. As of December 31, 2020, 43.6% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIT may require corrective measures be taken to comply with the ownership restrictions.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 87.5% of our subscribers as of December 31, 2020 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

Credit Card Business

Through BC Card in which we held a 69.5% interest as of December 31, 2020, we offer various credit card processing and related financial services. BC Card is regulated and supervised as a Specialized Credit Financial Business (“SCFB”), as defined under the Specialized Credit Financial Businesses Act of Korea (“SCFBA”). The SCFBA subjects SCFB companies to licensing (for credit card businesses) and registration (for leasing, installment finance or new technology finance businesses) requirements and provides guidance and restrictions regarding capital adequacy, liquidity ratios, loans to major shareholders, reporting and other matters relating to the supervision of SCFB companies. The SCFBA delegates regulatory authority over SCFB companies to the FSC and FSS. The FSC has the authority to suspend the operations of an SCFB company for up to six months for non-compliance with certain regulations under the SCFBA and issue certain administrative orders. The FSC is also entitled to cancel a license or registration if an SCFB company fails to comply with certain SCFBA regulations or FSC administrative orders, including a suspension order.

The SCFBA and the regulations thereunder require an SCFB company to satisfy a minimum paid-in capital amount of (i) ￦20 billion, where the SCFB company engages in no more than two kinds of core businesses and (ii) ￦40 billion, where the SCFB company, such as BC Card, engages in three or more kinds of core businesses. An SCFB engaging in a credit card business must maintain a total Tier I and Tier II capital adequacy ratio (adjusted equity capital divided by adjusted total assets) of 8% or more. In addition, an SCFB company must maintain a one-month-or-longer delinquent claim ratio (delinquent claims divided by total claims) of less than 10%.

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

Item 4.D. Property, Plant and Equipment

Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2020, the net book value of our property and equipment was ￦14,206 billion, of which ￦3,643 billion is accounted for by the net book value of our land, buildings and structures. As of December 31, 2020, the net book value of our investment properties, which is accounted for separately from our property and equipment, was ￦1,368 billion. Other than as may be described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

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

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had approximately 22.6 million lines connected to local exchanges and 2.3 million lines connected to toll exchanges as of December 31, 2020.

All of our exchanges are fully digital and automatic in order to provide higher speed and larger volume services. In addition, all of our lines connected to toll exchanges are compatible to IP platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 20.1 Tbps as of December 31, 2020. We have set up contingent plans to prepare against various incidents that could affect reliable Internet access service. Our IP premium network enables us to more reliably support IPTV, VoIP and other IP-related services. As of December 31, 2020, our IP premium network had 4,828 lines installed to provide mobile data services, 3,236 lines installed to provide IPTV services and a total capacity to handle up to 4.0 Tbps of IPTV, voice, mobile data and virtual private network (“VPN”) service traffic.

Access Lines

As of December 31, 2020, we had 22.9 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As of December 31, 2020, we had approximately 22.7 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia contents to our customers.

Transmission Networks

Our domestic fiber optic cable network consisted of 867,056 kilometers of fiber optic cables as of December 31, 2020 of which 132,445 kilometers of fiber optic cables are used to connect our backbone network and 734,611 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. Our transmission backbone network connecting major cities in Korea utilize Packet Optical Transport Network (“POTN”), and we access such network through multi-service provisioning platform (“MSPP”) architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 53 relay sites as of December 31, 2020.

International Networks

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and one satellite teleport in Kumsan. International traffic is handled by submarine cables and telecommunications satellites. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks. We also operate satellites periodically launched by us, as well as lease satellite capacity from other satellite operators. Data services such as international private lease circuits, IP and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, as of December 31, 2020, our international telecommunications networks were directly linked to approximately 300 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

As of December 31, 2020, our international Internet backbone with capacity of approximately 3,660 Gbps is connected to approximately 300 Internet service providers through our three Internet gateways in Hyehwa, Guro and Busan. In addition, we operate a broadcasting backbone with capacity of 1.1 Gbps to transmit broadcasting signals from Korea to the rest of the world.

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

Our four operating segments for financial reporting purposes are organized as the following:

•

the ICT segment, which consists of KT Corporation on a standalone basis that is primarily engaged in providing various telecommunications and platform services to individual, household and corporate customers as well as selling handsets;

•	the finance segment, which engages in providing various financial services such as credit card services and value-added network and payment gateway services;

•	the satellite TV segment, which engages in satellite TV services; and

•

the others segment, which includes (i) information technology and network services, (ii) contents and commerce services, (iii) security services, (iv) satellite service, (v) global business services that provide global network services to multinational or domestic corporate customers and telecommunications companies and (vi) real property development and leasing services and other services provided by our subsidiaries.

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

Acquisition of New Bandwidth Licenses and Usage Fees

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia contents are likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired a number of licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth.

We made bandwidth license payments of ￦573 billion in 2018, ￦389 billion in 2019 and ￦367 billion in 2020. The following table sets forth our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2020.

Spectrum	Bandwidth	License Acquisition Date	Total Payable Amount (in billions of Won)		Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Usage Fee (in billions of Won)		Annual Usage Fee Payment Term
900 MHz (1)	20 MHz	July 1, 2011	￦	251	￦	126	2011	￦	9	2011 to 2021
1.8 GHz (1)	20 MHz	July 1, 2011	￦	194	￦	97	2011	￦	9	2011 to 2021
1.8 GHz (1)	15 MHz	September 10, 2013	￦	878	￦	219	2013	￦	82	2013 to 2021
1.8 GHz	20 MHz	August 4, 2016	￦	470	￦	117	2016	￦	35	2016 to 2026
2.1 GHz (1)	40 MHz	December 4, 2016	￦	569	￦	142	2016	￦	85	2016 to 2021
3.5 GHz	100 MHz	December 1, 2018	￦	968	￦	242	2018	￦	73	2018 to 2028
28 GHz (2)	800 MHz	December 1, 2018	￦	208	￦	52	2018	￦	31	2018 to 2023

(1)

These licenses are subject to renewal in 2021, which terms remain subject to negotiation with the MSIT. The consideration for renewal of such licenses may depend on the extent of the buildout of the service provider’s communications network to utilize the relevant bandwidth.

(2)	In 2020, we recognized an impairment loss of ￦191 billion in relation to the 28 GHz spectrum 800 MHz bandwidth license, as the carrying amount of such license exceeded the recoverable amount.

Researching and Implementing Technology Upgrades and Additional Telecommunications Services such as 5G Technologies

The telecommunications industry is characterized by continued advances and improvements in telecommunications technology, and we have been continually researching and implementing network upgrades and launching additional telecommunications services to maintain our competitiveness. In recent years, we have made extensive efforts to continue to develop mobile services with enhanced speed, latency and connectivity that enable us to offer significantly improved wireless data transmission with faster access to multimedia content. We commercially launched our next generation 5G mobile services in April 2019, and we have expanded our coverage to 85 major cities in Korea. We plan to further expand the coverage nationwide and increase the transmission speed of our 5G services.

We also make investments to continually upgrade our broadband network to enable better FTTH connection, which further enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media content. The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures

(which include capitalized expenses) on research and development were ￦273 billion in 2018, ￦254 billion in 2019 and ￦230 billion in 2020. We plan to continue to invest in researching and implementing network upgrades, which will entail additional operating expenses as well as capital expenditures.

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

Changes in our local telephone rates are required to be reported to the MSIT, which has 15 days to object to such changes. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT. Although we compete freely with other network service providers in terms of rate plans for our principal telecommunications and Internet-related services except for rates we charge for local calls, the MSIT may periodically announce policy guidelines that we may be recommended to take into consideration. In recent years, the MSIT has announced policy guidelines with the objectives of reducing mobile service rates and promoting transparency in the decision making of telecommunications service providers. Specific policy guidelines include monthly rate reductions applicable to certain low-income subscribers as well as subscription rate discounts in lieu of handset subsidies. Starting in December 2017, we began providing rate discounts of up to ￦11,000 per month to our low-income mobile subscribers on government welfare programs. We also increased the maximum discount rate applicable to mobile subscribers who elect not to receive handset subsidies from 20.0% to 25.0% starting in September 2017.

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. For example, in July 2020, KT Skylife, in which we held a 49.99% interest as of December 31, 2020, was selected as the preferred bidder in connection with the acquisition of a controlling interest in HCN, which is Korea’s fifth largest cable operator. In October 2020, KT Skylife proposed to acquire a 100.00% interest in HCN for ￦491 billion, and the transaction is expected to be completed in the second half of 2021. The HCN acquisition is currently pending regulatory approval, and certain terms and conditions of the transaction are subject to adjustments prior to closing. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and our financial condition and results of operations may be affected as a result of such acquisitions, disposals or consolidation. Furthermore, pursuing acquisitions, joint venture and certain investment transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital by incurring loans or through the issuances of bonds or other securities in the international capital markets, which may lead to increased levels of debt and debt servicing costs in the future.

Marketing Activities

We engage in marketing activities to promote our new, as well as existing, products and services and to further strengthen our marketing efforts through our network of independent exclusive dealers and other third-party dealers. Our marketing expenses, consisting of sales commissions and advertising expenses, amounted to ￦2,101 billion in 2018, ￦2,466 billion in 2019 and ￦2,470 billion in 2020. Sales commissions primarily consist of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales, and our advertising expenses relate primarily to our utilization of television commercials and Internet and mobile advertising as well as promotional events.

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

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, our management has identified “critical accounting estimates.” These estimates have the potential to have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

These critical accounting estimates include:

•	allowances for doubtful accounts;

•	useful lives of property, equipment, intangible assets and investment property;

•	impairment of long-lived assets, including goodwill;

•	valuation and impairment of derivatives and financial assets;

•	amortization of contract assets, contract liabilities and contract cost assets;

•	income taxes;

•	post-employment benefit liabilities;

•	provisions; and

•	lease term.

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

Changes in the allowances for doubtful accounts for our trade and other receivables in the three-year period ended December 31, 2020 are summarized as follows:

	Year Ended December 31,
	2018		2019		2020
	(In millions of Won)
Balance at beginning of year	￦	523,799	￦	453,746	￦	378,999
Provision		113,065		60,193		139,957
Reversal or written-off		(185,117)		(135,096)		(86,555)
Changes in the scope of consolidation		—		—		90,825
Others		1,999		156		8,693

Balance at end of year	￦	453,746	￦	378,999	￦	531,919

If economic or specific industry trends change, we would adjust our allowances for doubtful accounts by recording additional expense or benefit. See Note 6 of the notes to the Consolidated Financial Statements.

Useful Lives of Property, Equipment, Intangible Assets and Investment Property

Property and equipment, intangible assets and investment properties (excluding land, condominium memberships, golf club memberships and broadcasting concession) are depreciated using the straight-line method over their useful lives as disclosed in Note 3.8 of the notes to the Consolidated Financial Statements. An asset’s residual value and useful lives are reviewed and adjusted at the end of each financial reporting period, and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Impairment of Long-Lived Assets, including Goodwill

Long-lived assets generally consist of property and equipment and intangible assets, including goodwill. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, we evaluate our long-lived assets for impairment each year as part of our annual forecasting process. An impairment loss would be recognized when the asset’s recoverable amount is less than its carrying amount. The recoverable amount of a long-lived asset is the greater of an asset’s fair value less costs to sell and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amounts of cash-generating units are based on their value in use calculated by applying the annual discount rate ranging from 7.43% to 13.07% (depending on the segment) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% to 1.0% was applied for the cash flows expected to be incurred after five years. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated recovery value. For example, in 2019, we recognized impairment loss of ￦39 billion in relation to KT Skylife, as the carrying amount of cash-generating units exceeded the recoverable amount, and we recognized such impairment loss as operating expense in the consolidated statement of profit or loss. In 2020, we recognized an impairment loss of ￦191 billion in relation to the 28GHz spectrum 800 MHz bandwidth license, as the carrying amount of such license exceeded the recoverable amount, and we recognized such impairment loss as other expenses in the consolidated statement of profit or loss. See Note 13 of the notes to the Consolidated Financial Statements.

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

Valuation and Impairment of Derivatives and Financial Assets

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

Provisions

We recognize provisions at the end of the reporting period when we have a present legal or constructive obligation, such as litigation or assets retirement obligations, as a result of past events and an outflow of resources required to settle the obligation is probable and can be reliably estimated. We measure provisions at the present value of the expenditures expected to be required to settle the obligation, which are estimated based on factors such as historical experience. We do not recognize provisions for future operating losses and recognize as interest expense any increase in the provisions due to passage of time. See Notes 2.22, 3.7 and 17 of the notes to the Consolidated Financial Statements.

Lease Term

In determining the lease term, we consider the facts and circumstances that create economic incentives for the lessee to exercise an extension option, or to not exercise a termination option. The periods covered by the extension option (or the periods covered by the termination option) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated).

For leases of property, machinery and communication line facilities, the following factors are typically the most relevant to determining the lease term:

•	If there are significant penalties to terminate (or not extend), we are typically reasonably certain that we will extend (or not terminate) such lease.

•	If any leasehold improvements are expected to have a significant remaining value, we are typically reasonably certain that we will extend (or not terminate) such lease.

•	Otherwise, we consider other factors including historical lease durations and the costs and any disruption to our business that may result from replacing the leased asset.

Most options to extend leases for offices, retail stores and vehicles have not been included as lease liability because we could replace such assets without any significant costs or disruption to our business.

The lease term is reassessed if an option is actually exercised (or not exercised) or we become obliged to exercise (or not exercise) an option. The assessment of reasonable certainty is revised only if a significant event or a significant change in circumstances occurs, which affects the prior assessment and is within the control of the lessee. See Notes 2.23, 3.9 and 41 of the notes to the Consolidated Financial Statements.

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

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of operations prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2018, 2019 and 2020 to our operating profit and net income or loss in our consolidated statements of operations prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2018		2019		2020
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,100,860	￦	1,026,970	￦	1,022,333
Effect of changes in operating income presentation		103,897		172,253		218,323
Revenue recognition of development, sale of real estate, etc.		56,765		(39,657)		(56,549)

Operating profit under K-IFRS	￦	1,261,522	￦	1,159,566	￦	1,184,107

	For the Year Ended December 31,
	2018		2019		2020
	(In millions of Won)
Net income under IFRS as issued by the IASB	￦	719,412	￦	695,868	￦	746,256
Profit before income tax
Revenue recognition of development, sale of real estate, etc.		56,765		(39,657)		(56,549)
Income tax		(13,872)		9,731		13,685

Profit for the year under K-IFRS	￦	762,305	￦	665,942	￦	703,392

Changes in Accounting Policies—Adoption of IFRS 15

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

Changes in Accounting Policies—Adoption of IFRS 16

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

Changes in Accounting Policies – Determination of Lease Term Considering Economic Penalty

Beginning January 1, 2020, we have changed our accounting policy by adopting accounting treatments in accordance with agenda decisions for “Lease Term and Useful Life of Leasehold Improvements” issued by IFRS Interpretations Committee. As a result, we began determining the lease term as the non-cancellable period of a lease, together with both (i) periods covered by an option to extend the lease, if the lessee is reasonably certain that it will exercise such option and (ii) periods covered by an option to terminate the lease, if the lessee is reasonably certain that it will not exercise such option. In cases where the lessee and the lessor each has the right to terminate the lease without permission from the other party, we began to take into consideration a termination penalty when determining the period for which the contract is enforceable. We have adopted such changes in accounting policy retrospectively pursuant to IASB 8 Accounting Policies, Changes in Accounting Estimates and Errors and adjusted the comparative line items as of and for the year ended December 31, 2019. Accordingly, the financial information as of and for the year ended December 31, 2018 have not been restated for the change in accounting policy. For a discussion of the adoption of the change in accounting policy in relation to the lease term, see Note 41 of the notes to the Consolidated Financial Statements.

Recent Accounting Pronouncements under IFRS

For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB but not effective for 2020, and which have not been adopted early by us, see Note 2.2 of the notes to the Consolidated Financial Statements.

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

➢

monthly usage charges, which are usage fees based on the amount of services used, primarily consisting of (i) monthly usage charges for local telephone and domestic long distance services; (ii) international long-distance service revenue, (primarily (a) amounts we bill to our customers for outgoing calls made to foreign countries, (b) amounts we bill to foreign telecommunications carriers for connection to the domestic telephone network in respect of incoming calls at the applicable settlement rate, and (c) other revenue, including revenue from international leased lines); (iii) land-to-mobile and land-to-land interconnection revenue; and (iv) interconnection fees we charge to fixed-line and mobile service providers and voice resellers for their use of our local, domestic long-distance and international networks in providing their services; and

➢

other revenue from (i) value-added services, local telephone directory assistance, call waiting and caller identification services; and (ii) local, domestic long-distance and international calls placed from public telephones; and

➢	broadband Internet access service revenue, primarily consisting of installation fees and basic monthly charges; and

➢	data communication services, primarily consisting of installation fees and basic monthly charges for our fixed-line and satellite leased line services and Kornet Internet connection service;

•

revenue from media and content services, primarily consisting of installation fees and basic monthly charges of IPTV and satellite TV services, as well as revenue from digital music services, e-commerce services, online advertising consulting services and digital comics and novels services;

•	financial service revenue, primarily consisting of fees from credit card services provided by BC Card, our consolidated subsidiary in which we held a 69.5% interest as of December 31, 2020;

•	revenue from our miscellaneous business activities categorized as “others,” including information technology and network services and rental of real estate; and

•

revenue from sale of goods, primarily handsets related to our mobile services and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Operating Expenses

Our operating expenses primarily include:

•

purchase of inventories, primarily consisting of (i) inventories purchased for our sale of mobile handsets and (ii) development costs of KT Estate for real estate units to be sold, and changes of inventories, which reflects increases or decreases of inventories of handsets, phones and for-sale real estate units during the applicable period;

•	salaries and wages, including post-employment benefits, termination benefits (including severance benefits for voluntary and special early retirements) and share-based payments;

•

card service costs, primarily consisting of costs in connection with credit and cash card services provided by BC Card, including fees paid to member credit card companies in our network for marketing expenses;

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;

•	service cost, primarily consisting of payments to IPTV and satellite TV content providers;

•	commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;

•	amortization expenses incurred primarily in connection with our intangible assets; and

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2019 Compared to 2020

The following table presents selected income statement data and changes therein for 2019 and 2020:

	For the Year Ended December 31,				Changes
					2019 vs. 2020
	2019		2020		Amount		%
	(In billions of Won)
Operating revenue	￦	24,899	￦	24,441	￦	(459)	(1.8)%
Operating expenses		23,872		23,418		(454)	(1.9)

Operating profit		1,027		1,022		(5)	(0.5)
Finance income		424		499		74	17.5
Finance costs		432		507		75	17.4
Share of net profits (losses) of associates and joint venture		(3)		18		21	N.A.

Profit before income tax		1,016		1,032		16	1.5
Income tax expense		320		285		(35)	(10.8)

Profit for the year	￦	696	￦	746	￦	50	7.2%

N.A. means not applicable.

Operating Revenue

The following table presents a breakdown of our operating revenue and changes therein for 2019 and 2020:

	For the Year Ended December 31,				Changes
					2019 vs. 2020
Products and services	2019		2020		Amount		%
	(In billions of Won)
Mobile services	￦	6,795	￦	6,805	￦	10	0.1%
Fixed-line services:
Fixed-line and VoIP telephone services		1,579		1,464		(115)	(7.3)
Broadband Internet access services		2,177		2,256		79	3.6
Data communication services		1,111		1,107		(3)	(0.3)

Sub-total		4,867		4,827		(40)	(0.8)

Media and content services		2,516		2,638		121	4.8
Financial services		3,642		3,494		(148)	(4.1)
Others		2,885		3,084		198	6.9
Sale of goods (1)		4,194		3,593		(601)	(14.3)

Total operating revenue	￦	24,899	￦	24,441	￦	(459)	(1.8)%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Total operating revenue decreased by 1.8%, or ￦459 billion, from ￦24,899 billion in 2019 to ￦24,441 billion in 2020, primarily due to decreases in revenue from sale of goods and fixed-line and VoIP telephone services, which impact was partially offset by increases in revenue from media and content services and financial services.

Mobile Services

Our mobile services revenue increased by 0.1%, or ￦10 billion, from ￦6,795 billion in 2019 to ￦6,805 billion in 2020, primarily due to increases in our mobile subscribers and average revenue per user, which were offset in part by a decrease in our roaming revenue due to a significant decrease in international travel during the COVID-19 pandemic.

We recorded a 1.7% increase in our mobile subscribers from approximately 21.9 million (including 1.4 million subscribers of 5G services) as of December 31, 2019 to approximately 22.3 million (including 3.6 million subscribers of 5G services) as of December 31, 2020.

Our average revenue per user increased from ￦31,625 in 2019 to ￦31,683 in 2020 mainly due to an increase of 5G subscribers.

Fixed-line Services

Our fixed-line services revenue decreased by 0.8%, or ￦40 billion, from ￦4,867 billion in 2019 to ￦4,827 billion in 2020, reflecting a decrease in our revenue from fixed-line and VoIP telephone services, which impact was partially offset by an increase in revenue from broadband Internet access services.

Fixed-line and VoIP Telephone Services. Our fixed-line and VoIP telephone services revenue decreased by 7.3%, or ￦115 billion, from ￦1,579 billion in 2019 to ￦1,464 billion in 2020, primarily due to decreases in subscribers reflecting continued decrease in demand for such services. Our number of PSTN and VoIP lines in service decreased from 14.1 million as of December 31, 2019 to 13.6 million as of December 31, 2020.

Broadband Internet Access Services. Our broadband Internet access services revenue increased by 3.6%, or ￦79 billion, from ￦2,177 billion in 2019 to ￦2,256 billion in 2020, primarily as a result of an increase in the number of subscribers to our premium services. The number of our KT GiGA Internet service subscribers increased from approximately 5.5 million as of December 31, 2019 to approximately 5.9 million as of December 31, 2020.

Data Communication Services. Our data communication services revenue decreased by 0.3%, or ￦3 billion, from ￦1,111 billion in 2019 to ￦1,107 billion in 2020 primarily due to a decrease in revenue from our co-location and server leasing services offered to corporate customers.

Media and Content Services

Our media and content services revenue increased by 4.8%, or ￦121 billion, from ￦2,516 billion in 2019 to ￦2,638 billion in 2020 primarily due to an increase in the number of IPTV subscribers from approximately 8.4 million as of December 31, 2019 to approximately 8.8 million as of December 31, 2020, as well as an increase in revenue of Genie Music Corporation.

Financial Services

Financial services revenue decreased by 4.1%, or ￦148 billion, from ￦3,642 billion in 2019 to ￦3,494 billion in 2020 primarily due to a decrease in fees from credit card services of BC Card as a result of a reduction in the usage of credit cards during the COVID-19 pandemic.

Others

Other operating revenue increased by 6.9%, or ￦198 billion, from ￦2,885 billion in 2019 to ￦3,084 billion in 2020, primarily due to increases in revenue from our information technology and network services, particularly from systems integration services and the operation of Internet data centers.

Sale of Goods

Revenue from sale of goods decreased by 14.3%, or ￦601 billion, from ￦4,194 billion in 2019 to ￦3,593 billion in 2020, primarily due to decreases in revenue from sales of mobile handsets and residential units and commercial real estate developed by KT Estate in 2020 compared to 2019. The sale of mobile handsets decreased in 2020 primarily due to a slowdown in consumption as a result of the COVID-19 pandemic. The sale of residential units and commercial real estate developed by KT Estate in 2020 decreased due to the slowdown in the real estate market as a result of COVID-19.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2019 and 2020:

	For the Year Ended December 31,				Changes
					2019 vs. 2020
	2019		2020		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,974	￦	4,124	￦	149	3.8%
Depreciation		2,530		2,605		75	3.0
Depreciation of right-of-use assets		443		404		(38)	(8.7)
Amortization of intangible assets		657		625		(32)	(4.8)
Commissions		1,115		965		(150)	(13.4)
Interconnection charges		534		500		(34)	(6.4)
International interconnection fee		240		173		(68)	(28.2)
Purchase of inventories		4,454		3,682		(772)	(17.3)
Changes of inventories		283		257		(26)	(9.2)
Sales commission		2,316		2,337		21	0.9
Service cost		1,610		2,103		493	30.6
Utilities		333		361		28	8.4
Taxes and dues		278		283		5	2.0
Rental expenses		193		136		(57)	(29.5)
Insurance premium		82		71		(11)	(13.8)
Installation fee		155		132		(23)	(14.9)
Advertising expenses		150		132		(18)	(11.8)
Research and development expenses		165		157		(8)	(4.9)
Card service costs		3,067		2,942		(125)	(4.1)
Others		1,293		1,429		136	10.6

Total operating expenses	￦	23,872	￦	23,418	￦	(454)	(1.9)%

Total operating expenses decreased by 1.9%, or ￦454 billion, from ￦23,872 billion in 2019 to ￦23,418 billion in 2020 primarily due to decreases in purchase of inventories, commissions and card service costs, which impact was partially offset by increases in service costs and salaries and wages. Specifically:

•

Our purchase of inventories decreased by 17.3%, or ￦772 billion, from ￦4,454 billion in 2019 to ￦3,682 billion in 2020 primarily due to a decrease in purchases of mobile handsets (consisting of a decrease in the total number of mobile handsets (mostly smartphones) and a decrease in the per-unit price of handsets).

•	Commissions decreased by 13.4%, or ￦150 billion, from ￦1,115 billion in 2019 to ￦965 billion in 2020 primarily due to a decrease in commissions that we paid to call centers.

•

Card service costs decreased by 4.1%, or ￦125 billion, from ￦3,067 billion in 2019 to ￦2,942 billion in 2020 primarily due to a decrease in the card service costs of BC Card as a result of a slowdown in the usage of credit cards during the COVID-19 pandemic.

These factors were partially offset by the following:

•

Service costs increased by 30.6%, or ￦493 billion, from ￦1,610 billion in 2019 to ￦2,103 billion in 2020 primarily due to service costs associated with the development of IT services for KTDS Co., Ltd. and the recognition of service costs incurred by KT Engineering Co., Ltd., in which we acquired a controlling interest in 2020.

•

Salaries and wages increased by 3.8%, or ￦149 billion, from ￦3,974 billion in 2019 to ￦4,124 billion in 2020 primarily due to an increase in wages as well as the consolidation of salaries and wages of certain subsidiaries, such as KT Engineering Co., Ltd., in which we acquired a controlling interest in 2020.

Operating Profit

Due to the factors described above, our operating profit decreased by 0.5%, or ￦5 billion, from ￦1,027 billion in 2019 to ￦1,022 billion in 2020. Our operating margin, which is operating profit as a percentage of operating revenue, was 4.1% in 2019 and 4.2% in 2020.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2019 and 2020:

	For the Year Ended December 31,				Changes
					2019 vs. 2020
	2019		2020		Amount		%
	(In billions of Won)
Interest income	￦	283	￦	271	￦	(12)	(4.3)%
Gain on foreign currency transactions		25		17		(7)	(28.9)
Gain on foreign currency translation		18		164		146	814.1
Gain on settlement of derivatives		9		9		0	4.2
Gain on valuation of derivatives		77		0		(77)	(99.8)
Others		13		37		24	187.4

Total finance income	￦	424	￦	499	￦	74	17.5%

Interest expenses	￦	278	￦	264	￦	(15)	(5.3)%
Loss on foreign currency transactions		30		28		(2)	(8.1)
Loss on foreign currency translation		94		26		(68)	(72.0)
Loss on settlement of derivatives		0		1		1	6,930.0
Loss on valuation of derivatives		16		164		148	932.1
Loss on disposal of trade receivables		11		8		(3)	(27.8)
Others		2		16		14	617.5

Total finance costs	￦	432	￦	507	￦	75	17.4%

Our net loss on foreign currency transactions increased by 81.8%, or ￦5 billion, from ￦6 billion in 2019 to ￦10 billion in 2020 and we recorded a net loss on foreign currency translations of

￦76 billion in 2019 compared to a net gain on foreign currency translation of ￦138 billion in 2020, as the Won depreciated against the Dollar in 2019 but appreciated against the Dollar in 2020. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from ￦1,118.1 to US$1.00 as of December 31, 2018 to ￦1,157.8 to US$1.00 as of December 31, 2019, but appreciated to ￦1,088.0 to US$1.00 as of December 31, 2020. Against such fluctuations, we recorded a net gain on valuation of derivatives of ￦61 billion in 2019 compared to a net loss on valuation of derivatives of ￦164 billion in 2020, and our net gain on transactions of derivatives decreased by 11.2%, or ￦1 billion, from ￦9 billion in 2019 to ￦8 billion in 2020.

Our interest income decreased by 4.3%, or ￦12 billion, from ￦283 billion in 2019 to ￦271 billion in 2020 primarily due to a general decrease in the weighted-average interest rate applicable to our bank deposits.

Our interest expenses decreased by 5.3%, or ￦15 billion, from ￦278 billion in 2019 to ￦264 billion in 2020 primarily due to a general decrease in the weighted-average interest rate of our borrowings in 2020 compared to 2019.

Share of Net Profits (Losses) of Associates and Joint Venture

We recorded a share of net losses of associates and joint ventures of ￦3 billion in 2019 compared to a share of net profit of associates and joint ventures of ￦18 billion in 2020. In 2019, our share of net losses of associates and joint ventures consisted primarily of our share of loss from K Bank of ￦29 billion, which was partially offset by our share of profit from Korea Information & Technology Fund of ￦18 billion. In 2020, our share of net profit of associates and joint ventures consisted primarily of our share of profit from various associates, including K-Realty CR-REITs No. 1, of ￦34 billion and Korea Information & Technology Fund of ￦12 billion, which was partially offset by our share of loss from K Bank of ￦30 billion.

Income Tax Expense

Income tax expense decreased by 10.8%, or ￦35 billion, from ￦320 billion in 2019 to ￦285 billion in 2020, while our profit before income tax increased by 1.5%, or ￦16 billion, from ￦1,016 billion in 2019 to ￦1,032 billion in 2020. Our effective tax rate was 31.5% in 2019 and 27.7% in 2020. See Note 29 of the notes to the Consolidated Financial Statements.

Profit for the Year

Due to the factors described above, our profit for the year increased by 7.2%, or ￦50 billion, from ￦696 billion in 2019 to ￦746 billion in 2020. Our net profit margin, which is net profit for the year as a percentage of operating revenue, was 2.8% in 2019 and 3.1% in 2020.

Segment Results—ICT

Our operating revenue for the ICT segment, prior to adjusting for inter-segment transactions, decreased by 1.4%, or ￦252 billion, from ￦18,528 billion in 2019 to ￦18,276 billion in 2020, primarily due to a decrease in revenue from our fixed-line services to individual and household customers and the sale of handsets, the impact of which was partially offset by increases in revenue from media and content services and mobile services, as described above.

Our operating income for the ICT segment, prior to adjusting for inter-segment transactions, increased by 27.7%, or ￦176 billion, from ￦634 billion in 2019 to ￦810 billion in 2020, as the ￦428 billion decrease in the segment’s operating expenses outpaced the ￦252 billion decrease in operating revenue. For this segment, operating margin, which is operating income as a percentage of total operating revenue prior to adjusting for inter-segment transactions, increased from 3.4% in 2019 to 4.4% in 2020.

Our depreciation and amortization for the ICT segment, prior to adjusting for inter-segment transactions, increased by 0.1%, or ￦5 billion, from ￦3,229 billion in 2019 to ￦3,234 billion in 2020.

Segment Results—Finance

Our operating revenue for the finance segment, prior to adjusting for inter-segment transactions, decreased by 2.9%, or ￦109 billion, from ￦3,795 billion in 2019 to ￦3,686 billion in 2020, primarily due to decrease in fees from credit card services of BC Card as a result of a reduction in the usage of credit cards during COVID-19 pandemic.

Our operating income for the finance segment, prior to adjusting for inter-segment transactions, decreased by 46.3%, or ￦73 billion, from ￦158 billion in 2019 to ￦85 billion in 2020, as the ￦109 billion decrease in the segment’s operating revenue outpaced the ￦36 billion decrease in operating expenses. For this segment, operating margin decreased from 4.2% in 2019 to 2.3% in 2020.

Depreciation and amortization for the finance segment, prior to adjusting for inter-segment transactions, increased by 90.6%, or ￦25 billion, from ￦28 billion in 2019 to ￦53 billion in 2020.

Segment Results—Satellite TV

Our operating revenue for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 1.7%, or ￦12 billion, from ￦695 billion in 2019 to ￦707 billion in 2020 primarily due to an increase in operating revenue of KT Skylife.

Our operating income for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 2.9%, or ￦2 billion, from ￦69 billion in 2019 to ￦71 billion in 2020, as the ￦12 billion increase in the segment’s operating revenue outpaced the ￦10 billion increase in operating expenses. Operating margin for this segment increased from 10.0% in 2019 to 10.1% in 2020.

Depreciation and amortization for the satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 10.6%, or ￦10 billion, from ￦95 billion in 2019 to ￦85 billion in 2020.

Segment Results—Others

Our operating revenue for the others segment, prior to adjusting for inter-segment transactions, increased by 1.7%, or ￦98 billion, from ￦5,846 billion in 2019 to ￦5,944 billion in 2020, primarily due to an increase in revenue from our information and technology and network services.

Our operating income for the others segment, prior to adjusting for inter-segment transactions, decreased by 4.3%, or ￦9 billion, from ￦218 billion in 2019 to ￦209 billion in 2020, as the ￦107 billion increase in the segment’s operating expenses outpaced the ￦98 billion increase in the segment’s operating revenue. Operating margin for this segment decreased from 3.7% in 2019 to 3.5% in 2020.

Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, decreased by 3.1%, or ￦11 billion, from ￦357 billion in 2019 to ￦346 billion in 2020.

Operating Results—2018 Compared to 2019

The following table presents selected income statement data and changes therein for 2018 and 2019:

	For the Year Ended December 31,				Changes
					2018 vs. 2019
	2018		2019		Amount		%
	(In billions of Won)
Operating revenue	￦	23,436	￦	24,899	￦	1,463	6.2%
Operating expenses		22,335		23,872		1,537	6.9

Operating profit		1,101		1,027		(74)	(6.7)
Finance income		374		424		50	13.4
Finance costs		436		432		(4)	(0.8)
Share of net profits (losses) of associates and joint venture		(5)		(3)		2	(39.6)

Profit before income tax		1,034		1,016		(18)	(1.7)
Income tax expense		315		320		5	1.7

Profit for the year	￦	719	￦	696	￦	(24)	(3.3)%

Operating Revenue

The following table presents a breakdown of our operating revenue and changes therein for 2018 and 2019:

	For the Year Ended December 31,				Changes
					2018 vs. 2019
Products and services	2018		2019		Amount		%
	(In billions of Won)
Mobile services	￦	6,828	￦	6,795	￦	(33)	(0.5)%
Fixed-line services:
Fixed-line and VoIP telephone services		1,708		1,579		(130)	(7.6)
Broadband Internet access services		2,113		2,177		65	3.1
Data communication services		1,048		1,111		63	6.0

Sub-total		4,869		4,867		(3)	(0.1)

Media and content services		2,262		2,516		254	11.2
Financial services		3,445		3,642		197	5.7
Others		2,743		2,885		142	5.2
Sale of goods (1)		3,289		4,194		905	27.5

Total operating revenue	￦	23,436	￦	24,899	￦	1,463	6.2%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Total operating revenue increased by 6.2%, or ￦1,463 billion, from ￦23,436 billion in 2018 to ￦24,899 billion in 2019, primarily due to increases in revenue from sale of goods and media and content services, the collective impact of which was partially offset by decreases in revenue from fixed-line and VoIP telephone services.

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

Media and Content Services

Our media and content services revenue increased by 11.2%, or ￦254 billion, from ￦2,262 billion in 2018 to ￦2,516 billion in 2019, primarily due to an increase in the number of IPTV subscribers from approximately 7.9 million as of December 31, 2018 to approximately 8.4 million as of December 31, 2019, as well as increases in revenues of Genie Music Corporation and KTH.

Financial Services

Financial services revenue increased by 5.7%, or ￦197 billion, from ￦3,445 billion in 2018 to ￦3,642 billion in 2019, primarily due to an increase in commission revenue from BC Card reflecting an expansion of its merchant payment network.

Others

Other operating revenue increased by 5.2%, or ￦142 billion, from ~~￦~~2,743 billion in 2018 to ￦2,885 billion in 2019, primarily due to increases in revenue from our information technology and network services, particularly from systems integration services and operation of Internet data centers.

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

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2018 and 2019:

	For the Year Ended December 31,				Changes
					2018 vs. 2019
	2018		2019		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,846	￦	3,974	￦	128	3.3%
Depreciation		2,674		2,530		(144)	(5.4)
Depreciation of right-of-use assets		—		443		443	N.A.
Amortization of intangible assets		608		657		49	8.1
Commissions		1,080		1,115		35	3.3
Interconnection charges		580		534		(46)	(7.9)
International interconnection fee		227		240		14	6.0
Purchase of inventories		4,414		4,454		40	0.9
Changes of inventories		(433)		283		716	N.A.
Sales commission		1,943		2,316		373	19.2
Service cost		1,541		1,610		69	4.5
Utilities		323		333		9	2.9
Taxes and dues		285		278		(7)	(2.6)
Rental expenses		460		193		(267)	(58.0)
Insurance premium		74		82		9	11.9
Installation fee		144		155		12	8.0
Advertising expenses		158		150		(8)	(4.8)
Research and development expenses		177		165		(12)	(6.6)
Card service costs		3,113		3,067		(46)	(1.5)
Others		1,123		1,293		170	15.1

Total operating expenses	￦	22,335	￦	23,872	￦	1,537	6.9%

N.A. means not applicable.

Total operating expenses increased by 6.9%, or ￦1,537 billion, from ￦22,335 billion in 2018 to ￦23,872 billion in 2019 primarily due to impact from changes of inventories, recognition of depreciation of right-of-use assets starting in 2019, and increases in sales commissions and salaries and wages, the collective impact of which was partially offset by decreases in rental expenses and depreciation. Specifically:

•

Changes of inventories, which reflect inventory changes during a period by calculating inventories at the beginning of the period minus those at the end of the period, amounted to ￦(433) billion in 2018 and ￦283 billion in 2019, which indicates that inventories increased by ￦433 billion in 2018 while they decreased by ￦283 billion in 2019.

•

We recorded depreciation of right-of-use assets of ￦443 billion in 2019 compared to no such expenses in 2018 due to our adoption of IFRS 16 starting on January 1, 2019 and related recognition of right-of-use assets of ￦900 billion on such date, which amount was further increased by ￦128 billion in connection with our adoption of change in accounting policy relating to the determination of lease term. See Note 41 of the notes to the Consolidated Financial Statements. Right-of-use assets are depreciated over the shorter of the assets’ useful life and the lease term on a straight-line basis. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Changes in Accounting Policies—Adoption of IFRS 16” and Note 41 of the notes to the Consolidated Financial Statements.

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

Operating Profit

Due to the factors described above, our operating profit decreased by 6.7%, or ￦74 billion, from ￦1,101 billion in 2018 to ￦1,027 billion in 2019. Our operating margin, which is operating profit as a percentage of operating revenue, was 4.7% in 2018 and 4.1% in 2019.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2018 and 2019:

	For the Year Ended December 31,				Changes
					2018 vs. 2019
	2018		2019		Amount		%
	(In billions of Won)
Interest income	￦	245	￦	283	￦	38	15.5%
Gain on foreign currency transactions		17		25		7	43.2
Gain on foreign currency translation		4		18		14	387.1
Gain on settlement of derivatives		28		9		(19)	(67.7)
Gain on valuation of derivatives		66		77		11	16.7
Others		14		13		(2)	(11.0)

Total finance income	￦	374	￦	424	￦	50	13.4%

Interest expenses	￦	297	￦	278	￦	(18)	(6.2)%
Loss on foreign currency transactions		49		30		(19)	(38.4)
Loss on foreign currency translation		73		94		21	29.4
Loss on settlement of derivatives		—		0		0	N.A.
Loss on valuation of derivatives		2		16		14	675.9
Loss on disposal of trade receivables		14		11		(3)	(18.2)
Others		1		2		1	102.4

Total finance costs	￦	436	￦	432	￦	(4)	(0.8)%

N.A. means not applicable.

Our interest income increased by 15.5%, or ￦38 billion, from ￦245 billion in 2018 to ￦283 billion in 2019 primarily due to an increase in interest income related to our device installment plans.

Our interest expenses decreased by 6.2%, or ￦18 billion, from ￦297 billion in 2018 to ￦278 billion in 2019 primarily due to a general decrease in weighted-average interest rates of our borrowings in 2019 compared to 2018.

Our net loss on foreign currency transactions decreased by 82.3%, or ￦26 billion, from ￦32 billion in 2018 to ￦6 billion in 2019, and our net loss on foreign currency translation increased by 10.2%, or ￦7 billion, from ￦69 billion in 2018 to ￦76 billion in 2019, as the Won depreciated against the Dollar in 2018 as well as in 2019. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the Won depreciated from ￦1,071.4 to US$1.00 as of December 31, 2017 to ￦1,118.1 to US$1.00 as of December 31, 2018 and decreased further to ￦1,157.8 to US$1.00 as of December 31, 2019. Against such depreciations, our net gain on transactions of derivatives decreased by 67.8%, or ￦19 billion, from ￦28 billion in 2018 to ￦9 billion in 2019 and our net gain on valuation of derivatives decreased by 4.3%, or ￦3 billion, from ￦64 billion in 2018 to ￦61 billion in 2019.

Share of Net Profits (Losses) of Associates and Joint Venture

Our share of net losses of associates and joint ventures decreased by 39.6%, or ￦2 billion, from ￦5 billion in 2018 to ￦3 billion in 2019. In 2018, our share of net losses of associates and joint ventures consisted primarily of our share of loss from K Bank of ~~￦~~20 billion, which was partially offset by our share of profit from Korea Information & Technology Fund of ￦15 billion. In 2019, our share of net losses of associates and joint ventures consisted primarily of our share of loss from K Bank of ￦29 billion, which was partially offset by our share of profit from Korea Information & Technology Fund of ￦18 billion.

Income Tax Expense

Income tax expense increased by 1.7%, or ￦5 billion, from ￦315 billion in 2018 to ￦320 billion in 2019, while our profit before income tax decreased by 1.7%, or ￦18 billion, from ~~￦~~1,034 billion in 2018 to ￦1,016 billion in 2019. Our effective tax rate was 30.4% in 2018 and 31.5% in 2019. See Note 29 of the notes to the Consolidated Financial Statements.

Profit for the Year

Due to the factors described above, our profit for the year decreased by 3.3%, or ￦24 billion, from ￦719 billion in 2018 to ￦696 billion in 2019. Our net profit margin, which is net profit for the year as a percentage of operating revenue, was 3.1% in 2018 and 2.8% in 2019.

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

Our operating income for the ICT segment, prior to adjusting for inter-segment transactions, decreased by 32.1%, or ￦299 billion, from ￦933 billion in 2018 to ￦634 billion in 2019, as the ￦1,102 billion increase in the segment’s operating expenses outpaced the ￦803 billion increase in operating revenue. For this segment, operating margin, which is operating income as a percentage of total operating revenue prior to adjusting for inter-segment transactions, decreased from 5.3% in 2018 to 3.4% in 2019.

Our depreciation and amortization for the ICT segment, prior to adjusting for inter-segment transactions, increased by 10.7%, or ￦312 billion, from ￦2,917 billion in 2018 to ￦3,229 billion in 2019.

Segment Results—Finance

Our operating revenue for the finance segment, prior to adjusting for inter-segment transactions, increased by 0.6%, or ￦24 billion, from ￦3,772 billion in 2018 to ￦3,795 billion in 2019.

Our operating income for the finance segment, prior to adjusting for inter-segment transactions, increased by 6.6%, or ￦10 billion, from ￦148 billion in 2018 to ￦158 billion in 2019, as the ￦24 billion increase in the segment’s operating revenue outpaced the ￦14 billion increase in the segment’s operating expenses. For this segment, operating margin increased from 3.9% in 2018 to 4.2% in 2019.

Depreciation and amortization for the finance segment, prior to adjusting for inter-segment transactions, increased by 23.3%, or ￦5 billion, from ￦23 billion in 2018 to ￦28 billion in 2019.

Segment Results—Satellite TV

Our operating revenue for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 0.6%, or ￦4 billion, from ￦691 billion in 2018 to ￦695 billion in 2019.

Our operating income for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 3.9%, or ￦3 billion, from ￦67 billion in 2018 to ￦69 billion in 2019, as the ￦4 billion increase in the segment’s operating revenue outpaced the ￦1 billion increase in operating expenses. Operating margin for this segment increased from 9.7% in 2018 to 10.0% in 2019.

Depreciation and amortization for the satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 3.4%, or ￦3 billion, from ￦98 billion in 2018 to ￦95 billion in 2019.

Segment Results—Others

Our operating revenue for the others segment, prior to adjusting for inter-segment transactions, increased by 13.3%, or ￦687 billion, from ￦5,159 billion in 2018 to ￦5,846 billion in 2019, primarily due to increases in revenue from our information and technology and network services.

Our operating income for the others segment, prior to adjusting for inter-segment transactions, increased by 309.6%, or ￦165 billion, from ￦53 billion in 2018 to ￦218 billion in 2019, as the ￦687 billion increase in the segment’s operating revenue outpaced the ￦521 billion increase in operating expenses. Operating margin for this segment increased from 1.0% in 2018 to 3.7% in 2019.

Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, increased by 50.9%, or ￦121 billion, from ￦237 billion in 2018 to ￦357 billion in 2019.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2018		2019		2020
	(In billions of Won)
Net cash inflow from operating activities	￦	4,010	￦	3,745	￦	4,740
Net cash outflow from investing activities		(2,704)		(3,887)		(3,761)
Net cash outflow from financing activities		(532)		(250)		(648)
Cash and cash equivalents at beginning of the year		1,928		2,703		2,306
Cash and cash equivalents at end of the year		2,703		2,306		2,635
Net increase (decrease) in cash and cash equivalents		775		(398)		329

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦2,261 billion in 2018, ￦3,263 billion in 2019 and ￦3,208 billion in 2020 for the acquisition of property and equipment and investment properties. In our financing activities, we used cash of ￦1,613 billion in 2018, ￦1,377 billion in 2019 and ￦1,627 billion in 2020 for repayments of borrowings and debentures. From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦299 billion in 2018, ￦305 billion in 2019 and ￦311 billion in 2020.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. We have also provided guarantees to our affiliates. See Note 20 of the notes to the Consolidated Financial Statements for a disclosure of the guarantees provided.

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2020:

	Payments Due by Period
Contractual Obligations (1)	Total		Less than 1 Year		1-3 Years		4-5 Years		After 5 Years
	(In billions of Won)
Long-term debt obligations (including current portion of long-term debt)	￦	7,243	￦	1,323	￦	2,416	￦	1,599	￦	1,905
Lease obligations (including any interests)		1,185		336		406		253		191
Severance payment obligations (2)		5,273		236		574		620		3,844
Asset retirement obligations		116		24		45		41		6
Long-term accounts payable—others		2,162		582		616		546		418

Total		15,979		2,500		4,057		3,058		6,364

Estimate of interest payment based on contractual interest rates effective as of December 31, 2020	￦	883	￦	156	￦	223	￦	149	￦	356

(1)

Contractual obligations represent contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and accruals for customer call bonus points, which do not have definitive payment schedules.

(2)	The amount represents undiscounted pension benefit as of December 31, 2020.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net cash provided by operating activities, including profits for the year, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded profits for the year of ￦719 billion in 2018, ￦696 billion in 2019 and ￦746 billion in 2020 as discussed in “Item 5.A. Operating Results.” Non-cash expense adjustments in our statement of cash flows from depreciation, amortization of intangible assets and depreciation of right-of-use assets amounted to ￦3,365 billion in 2018, ￦3,671 billion in 2019 and ￦3,668 billion in 2020, primarily reflecting our capital investment activities during the recent years, including our purchase of bandwidth licenses for our operations, investments in network infrastructures and acquisition of real estate. Cash proceeds from borrowings and debentures were ￦1,473 billion in 2018, ￦1,952 billion in 2019 and ￦1,795 billion in 2020.

Since 2012, we have disposed of a portion of our trade receivables relating to handset sales to several special purpose companies, as part of our efforts to improve our cash and asset management.

We also entered into asset management agreements with each of these special purpose companies, and will be receiving management fees from such companies. See Note 20 of the notes to the Consolidated Financial Statements.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. For example, we issued (i) US$200 million of LIBOR(3M)+0.450% notes due 2020 in August 2018, (ii) US$100 million of LIBOR(3M)+0.900% notes due 2023 in August 2018, (iii) Japanese Yen 30 billion of 0.300% notes due 2020 in November 2018, (iv) US$ 350 million of LIBOR(3M)+0.980% notes due 2024 in November 2019, (v) Japanese Yen 29.6 billion of 0.220% notes due 2022 in July 2019, (vi) Japanese Yen 0.4 billion of 0.330% notes due 2024 in July 2019, (vii) Singapore dollar 0.3 billion of SOR(6M)+0.500% notes due 2023 in June 2020 and (viii) US$400 million of 1.000% notes due 2025 in September 2020. See Note 16 of the notes to the Consolidated Financial Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦14,658 billion as of December 31, 2018, ￦15,141 billion as of December 31, 2019 and ￦15,551 billion as of December 31, 2020.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of ￦2,764 billion as of December 31, 2018, ￦1,828 billion as of December 31, 2019 and ￦1,962 billion as of December 31, 2020.

The following table sets forth the summary of our significant current assets for the years indicated:

	As of December 31,
	2018		2019		2020
	(In billions of Won)
Cash and cash equivalents	￦	2,703	￦	2,306	￦	2,635
Trade and other receivables, net		5,680		5,859		4,902
Inventories, net		1,075		792		535
Other financial assets		995		868		1,203

Our cash and cash equivalents (substantially all of which are in Won) totaled ￦2,703 billion as of December 31, 2018, ￦2,306 billion as of December 31, 2019 and ￦2,635 billion as of December 31, 2020. Under IFRS as issued by IASB, bank deposits held at call and all other highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Other current financial assets primarily consist of financial instruments, available-for-sale financial assets and derivative assets used for hedging.

The following table sets forth the summary of our significant current liabilities for the years indicated:

	As of December 31,
	2018		2019		2020
	(In billions of Won)
Trade and other payables	￦	6,948	￦	7,597	￦	6,210
Borrowings		1,368		1,186		1,418

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. As of December 31, 2020, we entered into various commitments with financial institutions totaling ￦2,560 billion and US$281 million, of which ￦203 billion and US$93 million was used. See Note 20 of the notes to the Consolidated Financial Statements. Of the ￦7,316 billion total book value of debentures and borrowings outstanding as of December 31, 2020, ￦2,741 billion was denominated in foreign currencies. See Note 16 of the notes to the Consolidated Financial Statements. Upon the identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to manage such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk and Interest Rate Risk.” We have not had, and do not anticipate that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Capital Expenditures

We used cash of ￦2,261 billion in 2018, ￦3,263 billion in 2019 and ￦3,208 billion in 2020 on a consolidated basis for the acquisition of property and equipment and investment property. We currently expect our capital expenditures for the acquisition of property and equipment and investment property in 2021 to be comparable to those in 2020 on a standalone basis. However, the actual amount remains subject to adjustment depending on market conditions, our results of operations and changes in our build-out plan for our 5G mobile telecommunications network.

Inflation

We do not consider that inflation in Korea has had a material impact on our results of operations in recent years. According to data published by the Bank of Korea, annual inflation in Korea was 1.5% in 2018, 0.4% in 2019 and 0.5% in 2020. See “Item 3. Key Information—Item 3.D. Risk Factors—Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic or political conditions in Korea deteriorate.”

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

As of December 31, 2020, KT Corporation had 4,341 domestic and 1,487 international registered patents.

The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦273 billion in 2018, ￦254 billion in 2019 and ￦230 billion in 2020.

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

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)

Hyeon-Mo Ku	Representative Director and Chief Executive Officer	March 2020	January 13, 1964	2023
Jong-Ook Park	President, Head of Corporate Planning Group	March 2020	January 24, 1962	2022
Kook-Hyun Kang	President, Head of Customer Business Group	March 2021	September 8, 1963	2022

Outside Directors (1)

Dae-You Kim	Outside Director, DB Life Insurance Co., Ltd.	March 2018	July 21, 1951	2024
Gang-Cheol Lee	Outside Director, Paju Country Club Co., Ltd.	March 2018	May 6, 1947	2024
Hee-Yol Yu	Board Chairperson, Korea Carbon Capture and Sequestration R&D Center	March 2019	January 12, 1947	2022
Tae-Yoon Sung	Professor, School of Economics, Yonsei University	March 2019	February 13, 1970	2022
Hyun-Myung Pyo	Outside Director, Hankook Tire & Technology Co.,Ltd.	March 2020	October 21, 1958	2023
Chung-Gu Kang	Professor, School of Electrical Engineering, Korea University	March 2020	December 12, 1962	2023
Chan-Hi Park	Professor, School of Business, Chung-Ang University	March 2020	December 2, 1964	2022
Eun-Jung Yeo	Professor, School of Business, Chung-Ang University	March 2020	February 15, 1973	2023

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

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

Senior Management

In addition to our inside directors who are also our executive officers, we have the following executive officers as of April 30, 2021:

Name	Title and Responsibilities	Year of Birth
Hyoung-Wook Kim	Senior Executive Vice President, Future Value Office	1963
Byung-Sam Park	Senior Executive Vice President, Ethics Office	1966
Jae-Ho Song	Senior Executive Vice President, AI/DX Convergence Business Group	1966
Soo-Jung Shin	Senior Executive Vice President, Enterprise Business Group	1965
Hyun-Yok Sheen	Senior Executive Vice President, Corporate Management Group	1968
Sang-Don Ahn	Senior Executive Vice President, Legal Affairs Office	1962
Cheol-Gyu Lee	Senior Executive Vice President, Network Group	1960
Bong-Gyun Kim	Executive Vice President, Enterprise Business Strategy Unit	1972
Young-Jin Kim	Executive Vice President, Financial Management Office	1967
June-Keun Kim	Executive Vice President, C-level Consulting Unit	1966
Hoon-Bae Kim	Executive Vice President, Media Business Unit	1963
Hyun-Jin Park	Executive Vice President, Customer Value Management Unit	1968
Chang-Seok Seo	Executive Vice President, Jeonnam/Jeonbuk Regional Headquarter	1967
Chi-Yong Ahn	Executive Vice President, Northern Seoul/Gangwon Regional Headquarter	1966
Yul-Mo Yang	Executive Vice President, Public Relations Office	1967
Dong-Sik Yun	Executive Vice President, IT Planning Office	1963
Seung-Yong Lee	Executive Vice President, Policy Cooperation Office	1964
Jin-Woo Lee	Executive Vice President, Busan/Gyeongnam Regional Headquarter	1966
Hyeon-Seuk Lee	Executive Vice President, Chungnam/Chungbuk Regional Headquarter	1966
Jong-Taek Lim	Executive Vice President, External Cooperation Office	1964
Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	1968
Jung-Soo Jung	Executive Vice President, Southern Seoul/Western Seoul Regional Headquarter	1966
Jung-Yong Ji	Executive Vice President, Network O&M Unit	1968
Gyung-Pyo Hong	Executive Vice President, Institute of Convergence Technology	1962
Gang-Bon Koo	Senior Vice President, Metropolitan Wholesale Unit	1972
Hye-Jin Kwon	Senior Vice President, Network Strategy Department	1971
Moo-Seong Kim	Senior Vice President, Management Support Office	1972
Byung-Kyun Kim	Senior Vice President, Device Business Unit	1968
Bong-Ki Kim	Senior Vice President, Platform Laboratory	1968
Sang-Kyoon Kim	Senior Vice President, Group Human Resources Office	1970
Seong-ll Kim	Senior Vice President, Chungnam/Chungbuk Network O&M Headquarter	1966
Seung-Woon Kim	Senior Vice President, Infra Service Unit	1968
Young-Woo Kim	Senior Vice President, Group Management Office	1967
Young-In Kim	Senior Vice President, Network Strategy Unit	1968
Yi-Han Kim	Senior Vice President, Enterprise Business Consulting & Implementation Unit 1	1966

Name	Title and Responsibilities	Year of Birth
Jae-Kwon Kim	Senior Vice President, Biz Customer Business Unit	1968
Jun-Su Kim	Senior Vice President, Busan/Gyeongnam Network O&M Headquarter	1970
Jun-Ho Kim	Senior Vice President, Public/Finance Customer Business Unit	1965
Chae-Hee Kim	Senior Vice President, Strategy & Planning Office	1974
Pyeong Ryu	Senior Vice President, Jeonnam/Jeonbuk Enterprise Customer Sales Headquarter	1966
Sung-Uk Moon	Senior Vice President, Global Business Unit	1972
Young-Il Moon	Senior Vice President, Data & Information Security Unit	1966
Hye-Byung Min	Senior Vice President, Enterprise Service DX Unit	1969
Song-Yul Park	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarter Sales Planning Department	1969
Yong-Man Park	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarter	1965
Jeong-Jun Park	Senior Vice President, Enterprise Customer Business Unit	1967
Jong-Ho Park	Senior Vice President, Network Control Unit	1964
Hyo-Il Park	Senior Vice President, Customer Experience Innovation Unit	1970
Soon-Min Bae	Senior Vice President, AI2XL Laboratory	1980
Seung-Yun Paik	Senior Vice President, Strategic Investment P-TF	1970
Young-Soo Seo	Senior Vice President, Network Research Technology Support Unit	1968
Jeong-Hyun Seo	Senior Vice President, Legal Affairs Department 3	1971
Eun-Kwon Suk	Senior Vice President, Daegu/Gyeongbuk Enterprise Customer Sales Headquarter	1968
Keum-Seok Shin	Senior Vice President, SCM Strategy Office	1965
Hoon-Joo Shin	Senior Vice President, Corporate Image Strategy P-TF	1971
Chang-Yong Ahn	Senior Vice President, Daegu/Gyeongbuk Regional Headquarter	1966
Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	1973
Jae-Min Eom	Senior Vice President, Busan/Gyeongnam Customer Sales Headquarter	1965
Hun-Yong Oh	Senior Vice President, Enterprise Business Consulting & Implementation Unit 2	1966
Kyung-Hwa Ok	Senior Vice President, IT Strategy Unit	1968
Heung-Jae Won	Senior Vice President, Western Seoul Customer Sales Headquarter	1967
Yong-Kyu Yoo	Senior Vice President, Southern Seoul/Western Seoul Enterprise Customer Sales Headquarter	1971
Chang-Kyu Yoo	Senior Vice President, Northern Seoul/Gangwon Enterprise Customer Sales Headquarter	1966
Mi-Hee Lee	Senior Vice President, Cloud/DX Business Unit	1970
Sang-Il Lee	Senior Vice President, Northern Seoul/Gangwon Network O&M Headquarter	1964
Sun-Joo Lee	Senior Vice President, ESG Management & Implementation Office	1969
Yong-Gyoo Lee	Senior Vice President, Southern Seoul/Western Seoul Network O&M Headquarter	1965
Jong-Sik Lee	Senior Vice President, Infra Laboratory	1972
Chang-Ho Yi	Senior Vice President, CEO Office	1972
Seung-Hyouk Yim	Senior Vice President, CEO Office team 2	1970
Jang-Mi Lim	Senior Vice President, Industry Biz 2 P-TF	1966
Chae-Hwan Im	Senior Vice President, AI/DX Platform Business Unit	1969
In-Yong Jeong	Senior Vice President, On External Training	1969
Jae-Wook Jeong	Senior Vice President, CEO Office team 1	1972
Seong-Eun Cho	Senior Vice President, S/W Development Unit	1971
Yi-Joon Jo	Senior Vice President, Financial Management Planning Department	1967
Young-Sim Jin	Senior Vice President, Group HR Development Academy	1972
Kang-Rim Choi	Senior Vice President, Connected Car Biz Center	1974
Sung-Wook Choi	Senior Vice President, Daegu/Gyeongbuk Customer Sales Headquarter	1965
Si-Hwan Choi	Senior Vice President, Eastern Seoul Customer Sales Headquarter	1967
Joon-Ki Choi	Senior Vice President, AI/BigData Business Unit	1974
Chan-Ki Choi	Senior Vice President, Sales Operating Business Unit	1966
Ja-Kyung Hahn	Senior Vice President, Industry AI Core TF	1971
Suk-Zoon Huh	Senior Vice President, Institute of Economic & Business Research	1967
Kye-Sung Hong	Senior Vice President, Chungnam/Chungbuk Enterprise Customer Sales Headquarter	1968
Sung-Pil Hong	Senior Vice President, Group Real Estate Department	1965
Tae-Hyun Hwang	Senior Vice President, AI/DX Convergence Strategy Department	1971

Item 6.B.  Compensation

Compensation of Directors and Executive Officers

In 2020, the aggregate compensation paid and accrued to all directors and executive officers was approximately ￦44 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was ￦7.5 billion.

The compensation of our five most compensated directors and executive officers who received total annual compensation exceeding ￦500 million in 2020 was as follows:

Name	Position	Total Compensation in 2020	Composition of Total Compensation
(In millions of Won)
Chang-Gyu Hwang	Former Chief Executive Officer	￦2,251	￦142 (salary); ￦629 (bonus); ￦6 (benefits); ￦1,474 (severance pay)
Dong-Myun Lee	Former President	￦2,037	￦53 (salary); ￦469 (bonus); ￦7 (benefits); ￦1,508 (severance pay)
In-Hoe Kim	Former President	￦1,111	￦80 (salary); ￦402 (bonus); ￦7 (benefits); ￦622 (severance pay)
Hyeon-Mo Ku	Chief Executive Officer	￦997	￦527 (salary); ￦458 (bonus); ￦12 (benefits)
Yoon-Young Park	Former President	￦816	￦433 (salary); ￦364 (bonus); ￦19 (benefits)

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

Item 6.C.  Board Practices

As of April 1, 2021, none of our inside or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

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

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of four outside directors, Tae-Yoon Sung, Hee-Yol Yu, Hyun-Myung Pyo and Chan-Hi Park. The chairperson is Tae-Yoon Sung. The committee’s duties include prior review of the Representative Director’s management goals, terms and conditions proposed for inclusion in the management contract of the Representative Director, including, but not limited to, determining whether the Representative Director has achieved the management goals, and the determination of compensation for the Representative Director and the inside directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is one year.

Management Committee

The Management Committee is currently comprised of Hyeon-Mo Ku, Jong-Ook Park and Kook-Hyun Kang. The chairperson is Hyeon-Mo Ku. The committee’s duties include the authorization of establishment and management of branch offices, the disposal and sale of stocks of our subsidiaries, which have a market value between ￦15 billion and ￦30 billion, not including any sale for stocks with market value of ￦10 billion or more that involves a change of control, making investments and providing guarantees between ￦15 billion to ￦30 billion, the acquisition and disposal of real estate having market value between ￦15 billion to ￦30 billion, and the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of four outside directors, Hee-Yol Yu, Chung-Gu Kang, Chan-Hi Park and Eun-Jung Yeo. The chairperson is Chan-Hi Park. This committee’s duties include reviews of transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Sustainability Management Committee

The Sustainability Management Committee is currently comprised of four outside directors and one inside director, Hyun-Myung Pyo, Gang-Cheol Lee, Tae-Yoon Sung, Chan-Hi Park and Kook-Hyun Kang. The chairperson is Hyun-Myung Pyo. The committee’s duties include reviews of sustainable management plans, the authorization of establishment of medium- and long-term sustainable management strategies, sustainable management results, regular reporting and risk management of sustainable management activities and charitable contributions. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds of the Audit Committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Tae-Yoon Sung, Dae-You Kim, Eun-Jung Yeo and Chung-Gu Kang. The chairperson is Dae-You Kim and the financial expert is Eun-Jung Yeo. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

The duties of the committee include:

•	appointing an independent registered public accounting firm;

•	approving the appointment and recommending the dismissal of the internal auditor;

•	evaluating performance of the independent registered public accounting firm;

•	approving services to be provided by the independent registered public accounting firm;

•	reviewing annual financial statements;

•	reviewing audit results and reports;

•	reviewing and evaluating our system of internal controls and policies;

•	examining improprieties or suspected improprieties; and

•	on a quarterly basis, reviewing reports on internal controls for legal compliance, including with respect to cybersecurity laws.

In addition, regarding the shareholders’ meeting, the committee may examine the agenda, financial statement and other reports to be submitted by the board of directors at each shareholders’ meeting.

Item 6.D.  Employees

On a non-consolidated basis, we had 22,720 employees as of December 31, 2020, compared to 23,372 employees as of December 31, 2019 and 23,835 employees as of December 31, 2018.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2020, about 77.9% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the union negotiates a collective bargaining agreement with us every two years, and our current collective bargaining agreement expires on June 16, 2021. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 0.45% of our issued shares as of December 31, 2020.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦440 billion as of December 31, 2020. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

Employee Training

The objective of our training program is to develop information technology specialists who are able to create value for our customers. In order to develop skills of our employees, we require 66 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate a Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition and living expense reimbursements to our high potential employees who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related professional licenses or participate in after-work study programs.

Item 6.E.  Share Ownership

Ordinary Shares

The persons who currently serve as our directors or executive officers held, as a group, 368,556 ordinary shares as of April 20, 2021. The table below shows the ownership of our ordinary shares by our directors and executive officers:

Shareholders	Number of Ordinary Shares Owned
Hyeon-Mo Ku	23,563
Jong-Ook Park	11,187
Kook-Hyun Kang	9,776
Dae-You Kim	943
Gang-Cheol Lee	943
Hee-Yol Yu	472
Tae-Yoon Sung	472
Chung-Gu Kang	10,684
Hyoung-Wook Kim	7,623
Byung-Sam Park	8,859
Jae-Ho Song	9,359
Soo-Jung Shin	7,708
Hyun-Yok Sheen	8,421
Sang-Don Ahn	1,800
Cheol-Gyu Lee	9,046
Bong-Gyun Kim	4,524
Young-Jin Kim	6,021
June-Keun Kim	6,936
Hoon-Bae Kim	3,575
Hyun-Jin Park	4,081
Chang-Seok Seo	10,779
Chi-Yong Ahn	6,749
Yul-Mo Yang	4,580
Dong-Sik Yun	3,322
Seung-Yong Lee	6,564
Jin-Woo Lee	2,822
Hyeon-Seuk Lee	6,304
Jong-Taek Lim	4,324
Sang-Kwi Chang	7,246
Jung-Soo Jung	3,173
Jung-Yong Ji	7,052
Gyung-Pyo Hong	6,934
Gang-Bon Koo	2,116
Hye-Jin Kwon	1,392
Moo-Seong Kim	2,096
Byung-Kyun Kim	2,270
Bong-Ki Kim	2,502
Sang-Kyoon Kim	1,000

Shareholders	Number of Ordinary Shares Owned
Seong-ll Kim	1,110
Seung-Woon Kim	1,036
Young-Woo Kim	3,540
Young-In Kim	2,689
Yi-Han Kim	3,870
Jae-Kwon Kim	2,036
Jun-Su Kim	5,230
Jun-Ho Kim	1,657
Chae-Hee Kim	2,970
Pyeong Ryu	9,616
Sung-Uk Moon	2,675
Young-Il Moon	3,473
Hye-Byung Min	3,322
Song-Yul Park	1,081
Yong-Man Park	3,103
Jeong-Jun Park	2,575
Jong-Ho Park	2,207
Hyo-Il Park	3,958
Soon-Min Bae	4,324
Seung-Yun Paik	2,079
Young-Soo Seo	4,548
Eun-Kwon Suk	1,059
Keum-Seok Shin	3,802
Hoon-Joo Shin	1,047
Chang-Yong Ahn	3,922
Jin-Ho Yang	2,187
Jae-Min Eom	967
Hun-Yong Oh	4,853
Kyung-Hwa Ok	4,249
Heung-Jae Won	4,494
Yong-Kyu Yoo	3,102
Chang-Kyu Yoo	4,102
Mi-Hee Lee	2,805
Sang-Il Lee	1,913
Sun-Joo Lee	3,876
Yong-Gyoo Lee	3,984
Jong-Sik Lee	1,656
Chang-Ho Yi	2,975
Seung-Hyouk Yim	2,631
Jang-Mi Lim	1,151
Chae-Hwan Im	1,036
In-Yong Jeong	1,100
Jae-Wook Jeong	3,482
Seong-Eun Cho	1,567
Yi-Joon Jo	1,000
Young-Sim Jin	595
Kang-Rim Choi	2,103
Sung-Wook Choi	2,150
Si-Hwan Choi	1,002
Joon-Ki Choi	1,101
Chan-Ki Choi	6,576
Ja-Kyung Hahn	1,299
Suk-Zoon Huh	1,590
Kye-Sung Hong	1,946
Sung-Pil Hong	2,036
Tae-Hyun Hwang	881

Total	368,556

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2020:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	30,498,743	11.68%
NTTDoCoMo, Inc.	14,257,813	5.46%
Silchester International Investors LLP	13,588,760	5.20%
Employee stock ownership association	1,163,339	0.45%
Directors as a group	58,040	0.02%
Public	182,275,435	69.81%
KT Corporation (held in the form of treasury stock)	19,269,678	7.38%

Total issued shares	261,111,808	100.00%

Item 7.B.  Related Party Transactions

We have engaged in various transactions with our subsidiaries and affiliated companies. See Note 35 of the notes to the Consolidated Financial Statements. We have not issued any guarantees in favor of our consolidated subsidiaries.

Item 7.C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-109.

Legal Proceedings

In February 2018 and April 2019, the KCC imposed a combined fine of approximately ￦50.6 billion and ￦ 2.9 billion, respectively, on SK Telecom, LG U+ and us (our fine being approximately ￦12.5 billion and ￦0.9 billion, respectively) for violation of regulations relating to handset sales in case of wholesale, online sale, etc. In September 2020, the KCC imposed a combined fine of approximately ￦0.9 billion on SK Telecom, SK Broadband, LG U+ and us (our fine being approximately ￦0.3 billion) for violation of regulations relating to bundled plans.

In 2010, we entered into a contract with Enspert, Co., Ltd.(“Enspert”), a consumer electronics manufacturer, to purchase approximately 200,000 tablet PCs. Due to defects with the tablet PCs, we cancelled our contract and the outstanding order for approximately 170,000 tablet PCs, for which we would have paid approximately ￦51 billion. In June 2014, the Korea Fair Trade Commission imposed a penalty surcharge of approximately ￦2 billion on us, finding that we cancelled our contract with

Enspert without cause. We appealed such decision but the decision was confirmed by the Seoul High Court and the Supreme Court in May 2016 and September 2016, respectively. In April 2017, Enspert filed a lawsuit against us at the Seoul Central Court, alleging damages of approximately ￦94 billion caused by our cancellation of the contract between Enspert and us for the tablet PCs and specifying a claim amount of ￦47 billion, which amount was subsequently increased by Enspert to ￦141 billion in July 2019. In February 2020, the Seoul Central Court ruled in favor of Enspert, entitling it to recovery of damages of approximately ￦6.7 billion. Both parties filed an appeal with the Seoul High Court, where the case is currently pending, and we intend to vigorously defend against such lawsuit.

In April 2019, the Korea Fair Trade Commission determined that we, LG U+, SK Broadband and Sejong Telecom colluded in numerous biddings held by public institutions, including the Public Procurement Service and the Korea Racing Authority, between April 2015 to June 2017 for the engagement of telecommunications companies to provide dedicated fixed-line services, in violation of the Monopoly Regulation and Fair Trade Act, and issued an order to cease and desist, imposed a penalty surcharge of ￦5.7 billion on us and filed a criminal complaint against us, which is currently under investigation by the Seoul Central District Prosecutor’s Office. In addition, we were restricted for a six month period from January 2020 until July 2020 from bidding on projects by public institutions, including The Public Procurement Service and the Korea Racing Authority. Furthermore, the Government has filed against us, LG U+, SK Broadband and Sejong Telecom (i) a claim for damages of ￦1 billion in April 2020 for collusion in a bidding held by the MSIT and (ii) a claim for damages of ￦1 billion in August 2020 for collusion in a bidding held for the engagement of telecommunications companies to develop global internet lines for the national telecommunications network. The Government has also filed against us, LG U+ and SK Broadband (i) a claim for damages of ￦1 billion in July 2020 for collusion in a bidding held by the Ministry of Employment and Labor, (ii) a claim for damages of ￦1 billion in August 2020 for collusion in a bidding held by the Korea Meteorological Administration and (iii) a claim for damages of ￦1 billion in November 2020 for collusion in a bidding for the engagement of telecommunications companies to provide dedicated fixed-line services to the postal service network.

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

As of December 31, 2020, we have established provisions relating to litigation proceedings of ￦77 billion. See Note 17 of the notes to the Consolidated Financial Statements.

Dividends

The table below sets out the annual dividends declared on the outstanding ordinary shares to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding ordinary shares to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Ordinary Share	Interim Dividend per Ordinary Share	Average Total Dividend per Ordinary Share
	(In Won)	(In Won)	(In Won)
2016	￦ 800	—	￦ 800
2017	1,000	—	1,000
2018	1,100	—	1,100
2019	1,100	—	1,100
2020	1,350	—	1,350

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

Item 9.C.  Markets

Please refer to “Item 9.A. Offering and Listing Details.”

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value ￦5,000 per share (“Ordinary Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Ordinary Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued share capital. As of December 31, 2020, 261,111,808 Ordinary Shares were issued, of which 19,269,678 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Ordinary Shares are fully-paid and non-assessable and are in registered form.

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

We declare dividends annually at the annual general meeting of shareholders which is held within three months after December 31 of each year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as December 31 of the preceding year. We may distribute the annual dividend in cash or in Shares. However, a dividend of Shares must be distributed at par value. If the market price of the Shares is less than their par value, dividends in Shares may not exceed one-half of the annual dividend. We may pay interim dividends in cash once a year to shareholders or registered pledgees who are registered in the registry of shareholders as of June 30 of each fiscal year by a resolution of the board of directors. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2020, 0.45% of the issued Shares were held by members of our employee stock ownership association.

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

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after December 31 of each year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

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

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then outstanding, except that where voting rights can be exercised electronically, members of the Audit Committee may be elected by an affirmative majority vote of the voting shares present at the meeting. In addition, under the Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding:

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

The record date is December 31. Further, we may set a record date for the purpose of determining the shareholders entitled to rights pertaining to the Shares, and we must announce such record date at least two weeks prior to such record date. The trading of Shares and the delivery of share certificates may continue while the register of shareholders is closed.

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

As of December 31, 2020, there were 19,269,678 treasury shares including shares held by our treasury stock fund.

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

Securities Transaction Tax

If you transfer ordinary shares on the KRX KOSPI Market, you will be subject to the securities transaction tax at a rate of 0.08% for any transfers made before January 1, 2023 (transfers made on and after January 1, 2023 will not be subject to such securities transaction tax) and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer ordinary shares and your transfer is not made on the KRX KOSPI Market you will generally be subject to the securities transaction tax at a rate of 0.43% for transfers before January 1, 2023 and 0.35% for transfers on and after January 1, 2023 and will generally not be subject to the agriculture and fishery special tax.

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

For our hedging derivative contracts, we recognized a valuation gain of ￦66 billion, a valuation loss of ￦2 billion and accumulated other comprehensive income of ￦22 billion in 2018, a valuation gain of ￦77 billion, a valuation loss of ￦16 billion and accumulated other comprehensive income of ￦92 billion in 2019, and a valuation loss of ￦164 billion and accumulated other comprehensive loss of ￦114 billion in 2020. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31 2018, 2019 and 2020, see Note 7 of the notes to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018		2019		2020
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	528,539	1,893,849	645,941	1,830,764	400,046	1,937,935
Special Drawing Right	267	730	255	729	255	728
Japanese Yen	66,078	50,000,000	24,930	80,000,000	209,376	46,000,009
British Pound	—	256	—	56	—	—
Euro	2	6	1	6	316	162
Algerian Dinar	618	—	—	—	—	—
Chinese Yuan	1,954	171	457	161	458	491
Uzbekistani Sum	121,053	—	—	—	—	—
Rwandan Franc	857	—	706	—	646	—
Thai Bhat	—	—	—	—	535	—
Myanmar Kyat	84	—	84	—	—	—
Tanzanian Shilling	—	2,876	6,919	—	1,019	—
Botswana Pula	897	—	911	—	212	—
Hong Kong Dollar	—	—	—	268	—	198
Bangladeshi Taka	39,494	—	18,897	—	—	—
Polish Zloty	26	—	—	—	26	—
Vietnamese Dong	467,272	—	271,563	—	242,370	—
Central African Franc	666	—	97,411	—	16,229	—
Singapore Dollar	—	—	—	—	6	284,000

As of December 31, 2018, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦2 billion and increased total equity by ￦0.6 billion, and a 10% weakening would have decreased our income before income tax by ￦3 billion and total equity by ￦0.06 billion. As of December 31, 2019, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have increased our income before income tax by ￦45 billion, and total equity by ￦52 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2020, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have increased our income before income tax by ￦25 billion, and total equity by ￦37 billion, with a 10% weakening in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 36 of the notes to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2020 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2020
	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	1,197,307	560,517	690,498	460,493	1,678,989	4,587,804	5,214,865
Average weighted rate (1)	3.79%	1.75%	2.07%	2.75%	2.67%	2.76%	—
Variable rate	10,000	—	—	—	—	10,000	10,000
Average weighted rate (1)	2.09%	—	—	—	—	2.09%	—

Sub-total	1,207,307	560,517	690,498	460,493	1,678,989	4,597,804	5,224,865

Foreign currency:
Fixed rate	168,682	747,261	—	4,217	979,200	1,899,360	1,933,316
Average weighted rate (1)	0.38%	1.62%	—	0.33%	2.28%	1.85%	—
Variable rate	42,524	38,830	379,204	380,800	—	841,358	814,015
Average weighted rate (1)	3.76%	2.17%	0.97%	1.22%	—	1.28%	—

Subtotal	211,206	786,091	379,204	385,017	979,200	2,740,718	2,747,331

Total	1,418,513	1,346,608	1,069,702	845,510	2,658,189	7,338,522	7,972,196

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2018, 2019 and 2020, a 100 basis point increase in the market interest rate, with all other variables held constant, would have increased our profit before income tax by ￦1 billion, increased our profit before income tax by ￦0.4 billion and increased our profit before income tax by ￦1 billion, respectively. As of December 31, 2018, 2019 and 2020, such increase, with all other variables held constant, would have increased our shareholders’ equity by ￦10 billion, increased our shareholders’ equity by ￦15 billion and increased our shareholders’ equity by ￦19 billion, respectively.

As of December 31, 2018, 2019 and 2020, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by ￦2 billion, decreased our profit before income tax by ￦0.5 billion and decreased our profit before income tax by ￦1 billion, respectively. As of December 31, 2018, 2019 and 2020, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our shareholders’ equity by ￦10 billion, ￦19 billion and ￦19 billion, respectively. The foregoing sensitivity analysis assumes that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2018, 2019 and 2020, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦0.9 billion, ￦0.6 billion and by

￦3.5 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2020, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$219,577.00

Reimbursement of SEC filing fees	$23,036.55

Reimbursement of proxy process expenses (printing, postage and distribution)	$17,627.88

Reimbursement of legal fees (reimbursement received in 2020 in respect of 2019)	$222,833.28

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$138,864.74

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2020. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2020.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2020, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal years ended December 31, 2019 and 2020. Such fees exclude the fees billed for work associated with our foreign subsidiaries which Samil PricewaterhouseCoopers did not provide services and with our former subsidiaries.

	Year Ended December 31,
	2019		2020
	(In millions)
Audit fees (1)	￦	3,768	￦	3,910
Tax fees (2)		302		181
All other fees		—		—

Total fees		4,070		4,091

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation of tax returns or non-recurring tax compliance review of original or amended tax returns.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during the fiscal year ended December 31, 2020:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)		Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Value of Shares that May Yet Be Purchased Under the Plans (In billions of Won)
January 1 to January 31	—		—	—		—
February 1 to February 29	—		—	—		—
March 1 to March 31	—		—	—		—
April 1 to April 30	—		—	—		—
May 1 to May 31	—		—	—		—
June 1 to June 30	—		—	—		—
July 1 to July 31	—		—	—		—
August 1 to August 31	—		—	—		—
September 1 to September 30	—		—	—		—
October 1 to October 31	—		—	—		—
November 1 to November 30	1,800,000	￦	23,592	1,800,000	￦	257.6
December 1 to December 31	2,750,000		24,593	2,750,000		190.0

Total	4,550,000	￦	24,197	4,550,000	￦	190.0

Repurchases were made in the open market pursuant to the Share Repurchase Agreement, pursuant to which we are authorized to repurchase up to ￦300 billion of our common shares from November 6, 2020 to November 5, 2021.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19. Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 to Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

2.4	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.5*	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data Files (XBRL-Related Documents)

*	Filed previously.

(P)	Paper filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ HYEON-MO KU
Name: Hyeon-Mo Ku
Title:	Representative Director and Chief Executive Officer

Date: April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of KT Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of KT Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020 and 2019.

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

Cash-Generating Units Impairment Assessment—Information and Communication Technology (“ICT”) Segment

As described in Notes 11, 13 and 34 to the consolidated financial statements, the Company’s property and equipment and intangible assets balance was KRW 16,367,377 million as of December 31, 2020. This amount includes KRW 13,583,173 million of property and equipment and intangible assets associated with the Cash-Generating Units in the ICT segment (the “CGUs”). The long-lived assets of the CGUs are primarily comprised of property and equipment and intangible assets. The Company performs its impairment assessment for assets attributed to the CGUs when impairment indicators exist or in the case of goodwill and indefinite lived intangible assets at least annually. The Company identified three CGUs in the ICT segment. Those CGUs are Mobile, Fixed Line and Corporate Services. The Company compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amount of the CGUs was determined based on a discounted cash flow model which requires management to estimate significant assumptions, including revenue growth rate, terminal growth rate and discount rate.

The principal considerations for our determination that performing procedures relating to the CGUs impairment assessment is a critical audit matter are that there was significant judgement by management when developing the above estimates which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence related to management’s discounted cash flow model and significant assumptions, including revenue growth rate, terminal growth rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s CGUs impairment assessment, including controls over management’s determination of the estimated recoverable amount of each CGU and development of significant assumptions, including revenue growth rate, terminal growth rate and discount rate. These procedures also included, among others, testing management’s process for identifying CGUs and determining the estimated recoverable amount of CGUs, including evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the revenue growth rate, terminal growth rate and discount rate. Evaluating management’s assumptions related to the revenue growth rate, terminal growth rate and discount rate involved evaluating whether the assumptions used by management were reasonable considering current and past performance of the CGUs, management’s future plans, external market and industry data and whether these assumptions were consistent with evidence obtained in other areas of the audit. In addition, the discount rate was evaluated considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions, including revenue growth rate, terminal growth rate and discount rate.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 30, 2021

We have served as the Company’s auditor since 2010.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2019 and December 31, 2020

(In millions of Korean won)	Notes	December 31, 2019		December 31, 2020

Assets

Current assets
Cash and cash equivalents	4,5	￦	2,305,894	￦	2,634,624
Trade and other receivables, net	4,6		5,858,696		4,902,471
Other financial assets	4,7		868,388		1,202,840
Current income tax assets			68,120		2,059
Inventories, net	8		791,677		534,636
Assets held for sale	10		83,602		1,198
Other current assets	9		1,999,282		1,876,352

Total current assets			11,975,659		11,154,180

Non-current assets
Trade and other receivables, net	4,6		1,181,798		1,250,769
Other financial assets	4,7		821,658		544,347
Property and equipment, net	11		13,785,299		14,206,119
Right-of-use assets	21		1,268,329		1,217,179
Investment properties, net	12		1,387,430		1,368,453
Intangible assets, net	13		2,834,037		2,161,258
Investments in associates and joint ventures	14		267,660		557,881
Deferred income tax assets	29		424,856		433,698
Other non-current assets	9		685,488		768,661

Total non-current assets			22,656,555		22,508,365

Total assets		￦	34,632,214	￦	33,662,545

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position (Continued)

December 31, 2019 and December 31, 2020

(In millions of Korean won)	Notes	December 31, 2019		December 31, 2020

Liabilities

Current liabilities
Trade and other payables	4,15	￦	7,597,478	￦	6,210,099
Borrowings	4,16		1,185,725		1,418,114
Other financial liabilities	4,7		943		2,493
Current income tax liabilities			66,266		232,225
Provisions	17		175,612		165,990
Deferred revenue			53,473		60,252
Other current liabilities	9		1,068,557		1,103,299

Total current liabilities			10,148,054		9,192,472

Non-current liabilities
Trade and other payables	4,15		1,082,220		807,540
Borrowings	4,16		6,113,142		5,898,184
Other financial liabilities	4,7		149,136		260,676
Defined benefit liabilities, net	18		365,663		378,087
Provisions	17		78,550		86,202
Deferred revenue			99,180		149,050
Deferred income tax liabilities	29		425,468		429,331
Other non-current liabilities	9		1,030,117		909,570

Total non-current liabilities			9,343,476		8,918,640

Total liabilities			19,491,530		18,111,112

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		11,590,916		12,155,420
Accumulated other comprehensive income	24		194,934		86,051
Other components of equity	24		(1,170,083)		(1,234,784)

Equity attributable to owners of the Controlling Company			13,620,524		14,011,444

Non-controlling interest			1,520,160		1,539,989

Total equity			15,140,684		15,551,433

Total liabilities and equity		￦	34,632,214	￦	33,662,545

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2018, 2019 and 2020

(In millions of Korean won)	Notes	2018		2019		2020

Operating revenue	26	￦	23,436,050	￦	24,899,189	￦	24,440,647
Revenue			23,220,052		24,639,758		24,099,394
Others			215,998		259,431		341,253
Operating expenses	27		22,335,190		23,872,219		23,418,314

Operating profit			1,100,860		1,026,970		1,022,333
Finance income	28		374,243		424,395		498,614
Finance costs	28		(435,659)		(432,133)		(507,383)
Share of net profits of associates and joint ventures	14		(5,467)		(3,304)		18,041

Profit before income tax			1,033,977		1,015,928		1,031,605
Income tax expense	29		314,565		320,060		285,349

Profit for the year		￦	719,412	￦	695,868	￦	746,256

Profit for the year attributable to:
Owners of the Controlling Company		￦	645,571	￦	645,703	￦	700,889
Non-controlling interest		￦	73,841	￦	50,165	￦	45,367
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	30	￦	2,634	￦	2,634	￦	2,858
Diluted earnings per share	30	￦	2,634	￦	2,632	￦	2,858

The above consolidated statements of operations should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2018, 2019 and 2020

(In millions of Korean won)
	Notes	2018		2019		2020

Profit for the year		￦	719,412	￦	695,868	￦	746,256
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(73,511)		(25,777)		(60,181)
Shares of remeasurement gain (loss) of associates and joint ventures			(816)		649		786
Gain on valuation of equity instruments at fair value through other comprehensive income			43,077		155,319		51,696
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			734		11,833		(9,699)
Valuation gain (loss) on cash flow hedge			17,268		67,548		(84,044)
Other comprehensive income (loss) from cash flow hedges reclassified to profit (loss)			(44,279)		(44,684)		111,431
Share of other comprehensive income (loss) from associates and joint ventures			(41)		2,517		15,932
Exchange differences on translation of foreign operations			2,940		4,933		(2,666)

Total other comprehensive income (loss)			(54,628)		172,338		23,255

Total comprehensive income for the year		￦	664,784	￦	868,206	￦	769,511

Total comprehensive income for the year attributable to:
Owners of the Controlling Company			589,179		768,341		727,077
Non-controlling interest			75,605		99,865		42,434

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2018, 2019 and 2020

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2018		￦	1,564,499	￦	1,440,258	￦	9,961,150	￦	30,985	￦	(1,205,302)	￦	11,791,590	￦	1,391,764	￦	13,183,354

Changes in accounting policy			—		—		954,053		17,741		—		971,794		77,128		1,048,922

Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		10,915,203		48,726		(1,205,302)		12,763,384		1,468,892		14,232,276

Comprehensive income
Profit for the year			—		—		645,571		—		—		645,571		73,841		719,412
Remeasurements of net defined benefit liabilities	18		—		—		(61,449)		—		—		(61,449)		(12,062)		(73,511)
Share of gain on remeasurements of associates and joint ventures			—		—		(816)		—		—		(816)		—		(816)
Share of other comprehensive income of associates and joint ventures			—		—		—		(136)		—		(136)		95		(41)
Valuation losses on cash flow hedge	4,7		—		—		—		(27,011)		—		(27,011)		—		(27,011)
Gain(loss) on disposal of equity instruments at fair value through other comprehensive income	4,7		—		—		4,441		(4,441)		—		—		—		—
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		30,731		—		30,731		13,080		43,811
Exchange differences on translation of foreign operations			—		—		—		2,289		—		2,289		651		2,940

Total comprehensive income for the year			—		—		587,747		1,432		—		589,179		75,605		664,784

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(53,535)		(53,535)
Changes in consolidation scope			—		—		—		—		(1,803)		(1,803)		102		(1,701)
Changes in ownership interest in subsidiaries			—		—		—		—		11,118		11,118		37,471		48,589
Appropriations of loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—		—		—
Disposal of treasury stock			—		—		—		—		9,547		9,547		—		9,547
Others			—		—		262		—		3,311		3,573		54		3,627

Subtotal			—		—		(246,881)		—		24,219		(222,662)		(15,908)		(238,570)

Balance as of December 31, 2018		￦	1,564,499	￦	1,440,258	￦	11,256,069	￦	50,158	￦	(1,181,083)	￦	13,129,901	￦	1,528,589	￦	14,658,490

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2018, 2019 and 2020

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at December 31, 2018		￦	1,564,499	￦	1,440,258	￦	11,256,069	￦	50,158	￦	(1,181,083)	￦	13,129,901	￦	1,528,589	￦	14,658,490

Changes in accounting policy			—		—		(3,890)		—		—		(3,890)		—		(3,890)

Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		11,252,179		50,158		(1,181,083)		13,126,011		1,528,589		14,654,600

Comprehensive income
Profit for the year			—		—		645,703		—		—		645,703		50,165		695,868
Remeasurements of net defined benefit liabilities	18		—		—		(22,774)		—		—		(22,774)		(3,003)		(25,777)
Share of gain on remeasurements of associates and joint ventures			—		—		636		—		—		636		13		649
Share of other comprehensive income of associates and joint ventures			—		—		—		2,427		—		2,427		90		2,517
Valuation loss on cash flow hedge	4,7		—		—		—		22,850		—		22,850		14		22,864
Gain on valuation of financial instruments at fair value	4,7
through other comprehensive income			—		—		—		114,869		—		114,869		52,283		167,152
Exchange differences on translation of foreign operations			—		—		—		4,630		—		4,630		303		4,933

Total comprehensive income for the year			—		—		623,565		144,776		—		768,341		99,865		868,206

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Changes in consolidation scope			—		—		—		—		(245)		(245)		1,784		1,539
Changes in ownership interest in subsidiaries			—		—		—		—		(9,082)		(9,082)		(74,578)		(83,660)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Disposal of treasury stock			—		—		—		—		3,346		3,346		—		3,346
Others			—		—		—		—		1,812		1,812		—		1,812

Subtotal			—		—		(284,828)		—		11,000		(273,828)		(108,294)		(382,122)

Balance as of December 31, 2019		￦	1,564,499	￦	1,440,258	￦	11,590,916	￦	194,934	￦	(1,170,083)	￦	13,620,524	￦	1,520,160	￦	15,140,684

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity (Continued)

Years ended December 31, 2018, 2019 and 2020

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as of January 1, 2020		￦	1,564,499	￦	1,440,258	￦	11,590,916	￦	194,934	￦	(1,170,083)	￦	13,620,524	￦	1,520,160	￦	15,140,684

Comprehensive income
Profit for the year			—		—		700,889		—		—		700,889		45,367		746,256
Remeasurements of net defined benefit liabilities	18		—		—		(49,554)		—		—		(49,554)		(10,627)		(60,181)
Share of gain on remeasurements of associates and joint ventures			—		—		410		—		—		410		376		786
Share of other comprehensive income of associates and joint ventures			—		—		—		14,701		—		14,701		1,231		15,932
Valuation loss on cash flow hedge	4,7		—		—		—		27,433		—		27,433		(46)		27,387
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		184,215		(150,135)		—		34,080		7,917		41,997
Exchange differences on translation of foreign operations			—		—		—		(882)		—		(882)		(1,784)		(2,666)

Total comprehensive income for the year			—		—		835,960		(108,883)		—		727,077		42,434		769,511

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(40,802)		(40,802)
Changes in ownership interest in subsidiaries			—		—		—		—		11,628		11,628		18,197		29,825
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Acquisition of treasury stock			—		—		—		—		(110,097)		(110,097)		—		(110,097)
Disposal of treasury stock			—		—		—		—		33,213		33,213		—		33,213
Others			—		—		—		—		(1,135)		(1,135)		—		(1,135)

Subtotal			—		—		(271,456)		—		(64,701)		(336,157)		(22,605)		(358,762)

Balance as of December 31, 2020		￦	1,564,499	￦	1,440,258	￦	12,155,420	￦	86,051	￦	(1,234,784)	￦	14,011,444	￦	1,539,989	￦	15,551,433

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2018, 2019 and 2020

(In millions of Korean won)
	Notes	2018		2019		2020
Cash flows from operating activities
Cash generated from operations	32	￦	4,212,222	￦	4,058,065	￦	4,745,293
Interest paid			(304,428)		(255,908)		(254,852)
Interest received			242,951		276,349		259,836
Dividends received			14,074		18,922		19,623
Income tax paid			(154,355)		(352,255)		(30,073)

Net cash inflow from operating activities			4,010,464		3,745,173		4,739,827

Cash flows from investing activities
Collection of loans			64,023		63,517		63,435
Loans granted			(60,229)		(65,138)		(48,731)
Disposal of financial assets at fair value through profit or loss			397,224		720,148		528,655
Disposal of financial assets at amortized cost			255,290		422,637		528,746
Disposal of financial assets at fair value through other comprehensive income			2,474		—		351,065
Disposal of assets held-for-sale			9,842		28,834		83,241
Disposal of investments in associates and joint ventures			7,832		16,930		24
Acquisition of investments in associates and joint ventures			(34,420)		(29,980)		(273,411)
Disposal of property and equipment, and investment properties			90,992		42,554		49,832
Acquisition of property and equipment, and investment properties			(2,260,879)		(3,263,338)		(3,207,566)
Acquisition of financial assets at fair value through profit or loss			(158,787)		(793,977)		(521,142)
Acquisition of financial assets at amortized cost			(248,789)		(501,838)		(759,180)
Acquisition of financial assets at fair value through other comprehensive income			(16,239)		(14,277)		(14,092)
Disposal of intangible assets			20,037		12,097		13,362
Disposal of right-of-use assets			—		9,393		2,023
Discontinued operations			—		1,977		205
Acquisition of intangible assets			(746,213)		(530,775)		(511,094)
Acquisition of right-of-use assets			—		(6,236)		(5,824)
Decrease in cash due to business combination, etc.			(26,288)		—		(41,018)

Net cash outflow from investing activities			(2,704,130)		(3,887,472)		(3,761,470)

Cash flows from financing activities	33
Proceeds from borrowings and debentures			1,473,016		1,951,568		1,795,221
Repayments of borrowings and debentures			(1,612,731)		(1,377,394)		(1,627,354)
Settlement of derivative assets and liabilities, net			(3,461)		23,901		36,594
Cash outflow from consolidated capital transactions			(5,506)		(122,918)		(1,192)
Cash inflow from other financing activities			13,939		65,698		35,854
Dividends paid to shareholders			(298,632)		(305,159)		(310,567)
Acquisition of treasury stock			(24,415)		—		(114,683)
Decrease in finance leases liabilities			(73,885)		(485,444)		(447,784)
Decrease in other liabilities			—		—		(13,674)

Net cash outflow from financing activities			(531,675)		(249,748)		(647,585)

Effect of exchange rate change on cash and cash equivalents			581		(5,481)		(2,042)

Net increase (decrease) in cash and cash equivalents			775,240		(397,528)		328,730
Cash and cash equivalents
Beginning of the year	5		1,928,182		2,703,422		2,305,894

End of the year	5	￦	2,703,422	￦	2,305,894	￦	2,634,624

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

1.	General Information

The consolidated financial statements as of December 31, 2020 include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its 64 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

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

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at December 31, 2019 and 2020, are as follows:

			Controlling percentage ownership[1]
Subsidiary	Type of business	Location	December 31, 2019	December 31, 2020	Closing month
KT Powertel Co., Ltd. [2]	Trunk Radio System (TRS) business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

			Controlling percentage ownership[1]
Subsidiary	Type of business	Location	December 31, 2019	December 31, 2020	Closing month
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2,4]	Online music production and distribution	Korea	36.0%	36.2%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd. (KTSB Data Service)	Data centre development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia Co., Ltd.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Contents Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	30.9%	31.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.8%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency	Korea	100.0%	70.4%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

			Controlling percentage ownership[1]
Subsidiary	Type of business	Location	December 31, 2019	December 31, 2020	Closing month
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.z o.o.	Electronic communication business	Poland	97.2%	97.4%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.6%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution provider	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Residential building investment and rent	Korea	63.5%	68.1%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	100.0%	88.6%	December
Storywiz Co., Ltd	Content and software development and supply	Korea	—	100.0%	December
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Telecommunication facility construction and maintenance	Korea	—	100.0%	December

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Changes in scope of consolidation in 2020 are as follows:

Changes	Location	Name of Subsidiary	Reason
Included	Korea	Storywiz Co., Ltd	Newly established
	Korea	KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Transferred
Excluded	Uzbekistan	Super iMax LLC	Merged
	Indonesia	PT. KT Indonesia	Liquidated
	Belgium	KT ORS Belgium	Liquidated

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2018, 2019 and 2020, is as follows:

(In millions of Korean won)	2018
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	124,064	￦	28,217	￦	65,620	￦	(5,545)
KT Linkus Co., Ltd.		54,147		44,895		106,337		1,216
KT Submarine Co., Ltd.		130,715		27,530		61,652		(4,286)
KT Telecop Co., Ltd.		272,492		140,314		328,262		166
KT Hitel Co., Ltd.		272,708		66,043		279,117		657
KT Service Bukbu Co., Ltd.		30,599		23,964		195,961		(31)
KT Service Nambu Co., Ltd.		37,452		27,939		230,088		160
BC Card Co., Ltd.[1]		3,722,379		2,630,536		3,551,715		70,889
H&C Network[1]		245,841		63,188		297,470		(15,944)
Nasmedia Co., Ltd.[1]		303,112		161,164		106,805		20,596
KTDS Co., Ltd.[1]		148,675		95,834		434,302		8,586
KT M Hows Co., Ltd.		60,197		42,386		26,673		3,691
KT M&S Co., Ltd.		228,073		207,740		791,652		11,408
GENIE Music Corporation (KT Music Corporation)		221,559		75,827		171,314		6,374
KT MOS Bukbu Co., Ltd.		14,121		10,571		16,543		(782)
KT MOS Nambu Co., Ltd.		14,313		8,927		14,941		(2,418)
KT Skylife Co., Ltd.[1]		816,001		149,841		694,059		52,010
KT Estate Inc.[1]		1,695,995		304,712		569,269		51,854
KTGDH Co., Ltd. (KTSB Data service)		8,632		523		4,627		(9,576)
KT Sat Co., Ltd.		685,926		173,513		137,186		4,921
KT Sports Co., Ltd.		9,560		6,376		55,565		(154)
KT Music Contents Fund No.1		14,092		1,035		559		294
KT Music Contents Fund No.2		7,629		281		150		(142)
KT-Michigan Global Content Fund		12,741		—		869		(670)
Autopion Co., Ltd.		8,838		5,801		12,035		453
KT M mobile Co., Ltd.		146,334		35,335		172,674		(10,085)
KT Investment Co., Ltd.[1]		74,580		58,040		8,095		247
KTCS Corporation[1]		350,280		188,561		1,019,787		11,401
KTIS Corporation		229,246		68,997		451,532		7,900
Next connect PFV		385,769		34,370		143		(12,449)
Korea Telecom Japan Co., Ltd.[1]		1,326		2,910		1,965		(126)
Korea Telecom China Co., Ltd.		661		22		681		10
KT Dutch B.V.		31,693		41		191		105

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(In millions of Korean won)	2018
	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year
Super iMax LLC	4,150	4,528	4,845	(424)
East Telecom LLC[1]	16,590	14,263	15,087	2,639
Korea Telecom America, Inc.	4,218	832	7,554	350
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd.[2]	144,129	162,801	15,150	(29,238)
KT Belgium	90,172	1	29	(43)
KT ORS Belgium	6,709	5	—	(46)
KBTO sp.zo.o.	1,364	217	202	(3,771)
AOS Ltd.[2]	14,018	4,952	6,300	(680)
KT Hongkong Telecommunications Co., Ltd.	3,616	2,143	9,990	351

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

(In millions of Korean won)	2019
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	118,052	￦	19,766	￦	62,846	￦	3,085
KT Linkus Co., Ltd.		70,494		62,088		97,892		(2,258)
KT Submarine Co., Ltd.		120,947		18,452		55,244		486
KT Telecop Co., Ltd.		279,878		153,841		332,063		(4,875)
KT Hitel Co., Ltd.		279,818		74,769		323,065		1,426
KT Service Bukbu Co., Ltd.		64,802		58,984		219,427		(445)
KT Service Nambu Co., Ltd.		63,917		55,548		266,148		280
BC Card Co., Ltd.[1]		3,912,982		2,594,232		3,553,008		115,885
H&C Network[1]		282,016		68,401		320,701		(1,593)
Nasmedia Co., Ltd.[1]		356,236		203,105		117,550		22,484
KTDS Co., Ltd.[1]		158,153		105,462		428,758		9,027
KT M Hows Co., Ltd.		74,326		50,638		33,443		6,771
KT M&S Co., Ltd.		248,142		215,777		813,498		12,732
GENIE Music Corporation (KT Music Corporation)		234,131		80,952		230,480		7,658
KT MOS Bukbu Co., Ltd.		33,376		28,841		63,761		353
KT MOS Nambu Co., Ltd.		34,258		26,722		67,300		3,099
KT Skylife Co., Ltd.[1]		848,276		142,839		704,996		56,008
KT Estate Inc.[1]		1,686,000		295,706		485,686		48,552
KTGDH Co., Ltd. (KTSB Data service)		10,437		1,628		3,977		344
KT Sat Co., Ltd.		651,195		127,523		168,376		16,497
KT Sports Co., Ltd.		15,603		8,333		55,241		(464)
KT Music Contents Fund No.1		10,579		1,677		521		345
KT Music Contents Fund No.2		7,675		279		331		48
KT-Michigan Global Content Fund		11,688		61		248		(1,113)
Autopion Co., Ltd.		7,460		4,894		5,604		(302)
KT M mobile Co., Ltd.		135,917		30,603		161,720		(5,580)
KT Investment Co., Ltd.[1]		73,463		56,212		13,375		847
KTCS Corporation[1]		378,171		213,983		944,778		7,597

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(In millions of Korean won)	2019
	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year
KTIS Corporation	305,798	137,524	454,561	9,205
Next connect PFV	385,412	24,275	1,590	(5,898)
Korea Telecom Japan Co., Ltd.[1]	1,851	2,858	2,891	651
Korea Telecom China Co., Ltd.	879	39	844	192
KT Dutch B.V.	31,003	50	—	(242)
Super iMax LLC	3,568	5,304	4,604	(631)
East Telecom LLC[1]	20,857	16,302	17,186	2,140
Korea Telecom America, Inc.	4,611	537	6,808	572
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd.[2]	132,461	183,164	18,013	(31,662)
KT Belgium	93,321	11	—	(64)
KT ORS Belgium	6,913	14	—	(43)
KBTO sp.zo.o.	1,767	245	519	(3,457)
AOS Ltd.[2]	12,337	3,993	6,982	(591)
KT Hongkong Telecommunications Co., Ltd.	5,126	2,923	13,321	586
KT Huimangjieum	2,129	1,019	1,027	(390)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,285	1,139	176	70
K-REALTY RENTAL HOUSING REIT 3	300	—	—	—

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

(In millions of Korean won)	2020
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	119,694	￦	18,833	￦	65,897	￦	3,809
KT Linkus Co., Ltd.		58,372		54,022		84,519		(3,212)
KT Submarine Co., Ltd.		116,813		14,032		110,201		1,197
KT Telecop Co., Ltd.		318,456		193,737		392,489		212
KT Hitel Co., Ltd.		288,949		92,599		350,231		2,080
KT Service Bukbu Co., Ltd.		60,825		56,554		217,451		(871)
KT Service Nambu Co., Ltd.		58,182		51,460		264,776		(456)
BC Card Co., Ltd. [1]		3,084,398		1,778,751		3,387,640		39,455
H&C Network [1]		269,651		61,365		322,690		2,413
Nasmedia Co., Ltd. [1]		422,039		221,371		113,136		23,134
KTDS Co., Ltd. [1]		183,297		133,129		499,990		10,635
KT M Hows Co., Ltd.		104,704		76,315		44,860		6,935
KT M&S Co., Ltd.		231,260		197,306		661,533		(485)
GENIE Music Corporation (KT Music Corporation)		250,538		88,488		247,237		9,472
KT MOS Bukbu Co., Ltd.		32,167		26,070		67,975		1,473
KT MOS Nambu Co., Ltd.		33,765		24,947		71,259		1,639
KT Skylife Co., Ltd. [1]		919,476		175,039		706,631		58,190
KT Estate Inc. [1]		1,689,601		325,429		365,335		14,370
KTGDH Co., Ltd. (KTSB Data Service)		11,003		1,669		4,282		538
KT Sat Co., Ltd.		630,740		92,791		173,693		14,753

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(In millions of Korean won)	2020
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the year
KT Sports Co., Ltd.	26,572	14,940	46,608	(2,516)
KT Music Contents Fund No.1	4,844	1,525	243	84
KT Music Contents Fund No.2	15,021	285	169	(116)
KT-Michigan Global Contents Fund	10,382	175	111	(1,420)
Autopion Co., Ltd.	4,903	4,961	6,174	(2,459)
KT M Mobile Co., Ltd.	129,011	27,281	163,472	(3,617)
KT Investment Co., Ltd. [1]	115,627	93,695	47,801	4,680
KTCS Corporation [1]	384,919	215,175	933,006	11,323
KTIS Corporation	294,289	126,894	454,172	7,387
Next Connect PFV	394,268	37,271	26	(7,101)
Korea Telecom Japan Co., Ltd. [1]	2,694	2,622	1,853	1
Korea Telecom China Co., Ltd.	381	21	618	(492)
KT Dutch B.V. [1]	29,585	10,109	26,782	6,061
Korea Telecom America, Inc.	4,498	125	6,808	712
KT Rwanda Networks Ltd. [2]	114,768	191,781	17,870	(34,610)
KT Belgium	87,608	—	(81)	(81)
KBTO sp.z o.o.	438	117	490	(2,823)
AOS Ltd. [2]	11,812	3,875	5,719	296
KT Hong Kong Telecommunications Co., Ltd.	6,159	2,800	16,386	1,308
KT Huimangjieum	3,720	2,787	5,239	(13)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	5,703	1,165	333	83
Storywiz Co., Ltd	21,594	10,065	19,209	(1,954)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	138,220	102,963	346,040	(8,461)

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

2.	Significant Accounting Policies

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

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments) – measured at fair value

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

•	Assets held-for-sale – measured at fair value less costs to sell

•	Defined benefit pension plans – plan assets measured at fair value

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

(1) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

- Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the consolidated financial statements.

- Amendments to IFRS 3 Business Combination – Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments do not have a significant impact on the consolidated financial statements.

- Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting, while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark, on which the hedged items and the hedging instruments are based on, is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective.

The Group’s risk exposure, directly affected by the interest rate benchmark reform, is the variable rate borrowings of USD 519,598,989 and SGD 284,000,000 with maximum remaining maturity of four years. To hedge fluctuations in cash flows of borrowings resulting from the changes in USD

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

LIBOR of 3 months and SGD SOR of 6 months—an interest rate benchmark, the Group entered into an interest rate swap contract for a nominal amount of USD 519,598,989 and SGD 284,000,000 and designated it as a hedging instrument of cash flow hedge.

- Agenda Decision of the International Accounting Standards Interpretations Committee – Lease Period

The IFRS Interpretations Committee (IFRS IC) announced on December 16, 2019 that all economic penalties resulting from the termination of a lease are taken into account when determining the enforceable period for ‘Lease Term and Useful Life of Leasehold Improvements’. The Group’s changes in accounting policy have been adopted retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and the comparative financial statements as at December 31, 2019 and for the year then ended have been adjusted (Note 41).

(2) New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group.

- Amendments to IFRS 16 Lease – Practical expedient for COVID-19—Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

- Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts and IFRS 16 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

- Amendments to IFRS 3 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Provisions, Contingent Liabilities and Contingent Assets, and IFRIC 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

- Amendments to IAS 16 Property, Plant and Equipment—Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

- Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

- Annual improvements to IFRS 2018-2020

Annual improvements of IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	IFRS 1 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	IFRS 9 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	IFRS 16 Leases – Lease incentives

•	IAS 41 Agriculture – Measuring fair value

- Amendments to IAS 1 Presentation of Financial Statements—Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments meets the definition of equity instruments and is recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

December 31, 2018, 2019 and 2020

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

December 31, 2018, 2019 and 2020

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

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

2.7	Financial Assets

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

December 31, 2018, 2019 and 2020

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

2.11	Assets (or Disposal Group) Held-for-sale

Assets(or disposal group) are classified as assets held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	5 – 6 years
Software	4 – 6 years
Frequency usage rights	5 – 10 years
Others[1]	1 – 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.15	Borrowing Costs

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

2.17	Impairment of Non-Financial Assets

Goodwill and intangible assets with indefinite useful life are tested at least annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Group estimates the

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

2.19	Financial Liabilities

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

Financial liabilities measured at amortized cost are displayed in the statement of financial position as ‘Trade and other payables’, ‘Borrowings’ and ‘Other financial liabilities’.

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

December 31, 2018, 2019 and 2020

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

2.24	Leases

As at January 1, 2019, with implementation of IFRS 16 Leases, the Group has changed accounting policy. The Group has adopted IFRS 16 modified retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019.

As explained in “Note 2.2 (1)” above, the Group has changed its accounting policy for leases. The impact of the new accounting policies is disclosed in Note 41.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

2.28	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the consolidated financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.29	Approval of the Consolidated Financial Statements

The consolidated financial statements for 2020 were approved for issuance by the Board of Directors on April 13, 2021.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

During 2020, the spread of Coronavirus disease 2019 (“COVID-19”) had a material impact on the global economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group.

Significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently be determined.

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

December 31, 2018, 2019 and 2020

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

3.4	Impairment of Financial Assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period (Note 36).

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

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

3.9	Lease Term

In determining the lease term, management considers the facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

For leases of property, machinery and communication line facilities, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

•	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices, retail stores and vehicles leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

Details on the current period’s financial impact from changes in accounting policies, to reflect exercising extension and termination options, are disclosed in Note 41.

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,305,894	￦	—	￦	—	￦	—	￦	2,305,894
Trade and other receivables[1]		5,748,459		—		1,256,266		—		7,004,725
Other financial assets		441,804		632,324		557,342		58,576		1,690,046

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(In millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair values through profit and loss		Derivatives used for hedging		Total
Trade and other payables	￦	8,679,698	￦	—	￦	—	￦	8,679,698
Borrowings		7,298,867		—		—		7,298,867
Other financial liabilities		129,945		38		20,096		150,079

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(In millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,634,624	￦	—	￦	—	￦	—	￦	2,634,624
Trade and other receivables[1]		4,976,423		—		1,118,619		—		6,095,042
Other financial assets		671,068		809,919		258,516		7,684		1,747,187

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(In millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair values through profit and loss		Derivatives used for hedging		Total
Trade and other payables	￦	7,017,639	￦	—	￦	—	￦	7,017,639
Borrowings		7,316,298		—		—		7,316,298
Other financial liabilities		132,558		2,682		127,929		263,169

Gains or losses arising from financial instruments by category for the years ended December 31, 2018, 2019 and 2020, are as follows:

(In millions of Korean won)	2018		2019		2020
Financial assets at amortized cost
Interest income[1,5]	￦	93,233	￦	79,838	￦	55,742
Gain(loss) on foreign currency transaction[4]		19,396		32,293		(19,244)
Loss on foreign currency translation[4]		(2,901)		(474)		(3,895)
Gain(loss) on disposal		44		(43)		138
Loss on valuation		(110,544)		(59,947)		(140,474)
Financial assets at fair value through profit or loss
Interest income[1]		9,194		5,634		6,548
Dividend income[6]		1,207		1,096		4,379
Gain on valuation[7]		10,768		4,334		59,044
Gain on disposal		1,713		5,115		(329)
Loss on foreign currency transaction[4]		—		—		(38)
Loss on foreign currency translation[4]		—		(27)		—
Financial assets at fair value through other comprehensive income
Interest income[1]		163,390		217,355		227,736
Dividend income[6]		1,704		2,312		56
Impairment loss		(2,416)		(304)		—
Loss on disposal		(13,818)		(11,247)		(8,152)
Other comprehensive income for the year[2]		43,811		167,152		41,997

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(In millions of Korean won)	2018		2019		2020
Derivative assets used for hedging
Gain on transaction		7,272		6,332		6,050
Gain(loss) on valuation		22,065		56,537		(2,707)
Other comprehensive income(loss) for the year[2]		20,078		46,806		(2,373)
Reclassified to profit or loss from other comprehensive income for the year[2,3]		(15,891)		(39,604)		3,645
Financial liabilities at fair value through profit or loss
Gain on disposal		—		2,664		799
Gain(loss) on valuation		(2,708)		(1,936)		119
Derivative liabilities used for hedging
Gain on transactions		20,678		—		1,141
Gain(loss) on valuation		42,195		4,949		(161,003)
Other comprehensive income for the year[2]		(2,810)		20,742		(81,671)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(28,388)		(5,080)		107,786
Financial liabilities at amortized cost
Interest expense[1,5]		(296,894)		(223,974)		(220,945)
Loss on repayment		(15)		—		—
Loss on foreign currency transaction[4]		(30,956)		(20,958)		(10,717)
Gain(loss) on foreign currency translation[4]		(66,050)		(75,502)		141,849
Total	￦	(116,643)	￦	214,063	￦	5,481

1

BC Card, a subsidiary of the Group, recognized interest income and expense as operating revenue and expense, respectively. Related interest income recognized as operating revenue is ￦ 20,854 million (2018: ￦ 21,021 million, 2019: ￦ 21,018 million) and interest expense recognized as operating expense is ￦ 1,456 million (2018: ￦ 21 million, 2019: ￦ 548 million) for the year ended December 31, 2020.

2	The amounts directly reflected in equity after adjustments of deferred income tax.
3

During the year, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4

BC Card Co., Ltd., a subsidiary of the Group recognized foreign currency translation/transaction gain and loss and as operating income and expenses. In relation to this, foreign currency translation gain and loss recognized as operating revenue and expense amount to ￦ 56 million (2018: ￦ 0 million. 2019: ￦ 5 million) and ￦ 19,687 million (2018: ￦ 20,422 million, 2019: ￦ 17,006 million), respectively, for the year ended December 31, 2020.

5	Interest income (interest expense) from lease receivables (lease liabilities) is excluded as it is not subject to classification of financial instruments (Note 21).
6

BC Card Co., Ltd., a subsidiary of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is ￦ 2,059 million (2018: ￦ 1,598 million, 2019: ￦ 2,250 million) for the year ended December 31, 2020.

7

KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to ￦ 40,822 million (2018: ￦ (-) 5 million, 2019: ￦ 15,429 million), for the year ended December 31, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019	December 31, 2020	Description
Bank deposits	￦21,290	￦28,414	Deposit restricted for government project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2019 and 2020, are as follows:

	December 31, 2019
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,451,107	￦	(291,202)	￦	(9,510)	￦	3,150,395
Other receivables		2,787,144		(78,572)		(271)		2,708,301

	￦	6,238,251	￦	(369,774)	￦	(9,781)	￦	5,858,696

Non-current assets
Trade receivables	￦	874,860	￦	(4,117)	￦	(43,597)	￦	827,146
Other receivables		382,468		(5,108)		(22,708)		354,652

	￦	1,257,328	￦	(9,225)	￦	(66,305)	￦	1,181,798

	December 31, 2020
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,388,099	￦	(322,992)	￦	(8,977)	￦	3,056,130
Other receivables		1,948,108		(101,619)		(148)		1,846,341

	￦	5,336,207	￦	(424,611)	￦	(9,125)	￦	4,902,471

Non-current assets
Trade receivables	￦	892,992	￦	(4,323)	￦	(34,716)	￦	853,953
Other receivables		513,926		(102,985)		(14,125)		396,816

	￦	1,406,918	￦	(107,308)	￦	(48,841)	￦	1,250,769

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Details of changes in provision for impairment for the years ended December 31, 2019 and 2020, are as follows:

	2019				2020
(In millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	359,924	￦	93,822	￦	295,319	￦	83,680
Provision		24,596		35,597		89,097		50,860
Reversal		—		(475)		—		(890)
Written-off or transfer out		(90,513)		(44,108)		(60,598)		(25,067)
Change in consolidation scope		—		—		3,211		87,614
Others		1,312		(1,156)		286		8,407

Ending balance	￦	295,319	￦	83,680	￦	327,315	￦	204,604

Provisions for impairment on trade and other receivables are recognized as operating expenses and finance costs.

Details of other receivables as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Loans	￦	84,148	￦	116,082
Receivables[1]		2,540,315		1,699,608
Accrued income		8,630		6,901
Refundable deposits		352,293		350,180
Loans receivable		105,961		150,527
Finance lease receivables		39,726		64,047
Others		15,560		60,416
Less: Provision for impairment		(83,680)		(204,604)

	￦	3,062,953	￦	2,243,157

1

Settlement receivables of BC Card Co., Ltd., a subsidiary of the Group, of ￦ 986,384 million related to debit and credit card transactions are included as at December 31, 2020 (2019: ￦ 1,786,610 million).

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2020.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Other financial assets
Financial assets at amortized cost[1]	￦	441,804	￦	671,068
Financial assets at fair value through profit or loss[1,2,3]		632,324		809,919
Financial assets at fair value through other comprehensive income[1,3]		557,342		258,516
Derivative used for hedging		58,576		7,684
Less: Non-current		(821,658)		(544,347)

Current	￦	868,388	￦	1,202,840

Other financial liabilities
Financial liabilities at amortized cost	￦	129,945	￦	132,558
Financial liabilities at fair value through profit or loss		38		2,682
Derivatives used for hedging		20,096		127,929
Less: Non-current		(149,136)		(260,676)

Current	￦	943	￦	2,493

1

As at December 31, 2020, the Group’s other financial assets amounting to ￦ 104,442 million (2019: ￦ 91,445 million), which consist of checking account deposits and payment guarantee, are subject to withdrawal restrictions.

2	As at December 31, 2020, MMW (Money Market Wrap) and MMT (Money Market Trust) amounting to ￦ 509,068 million (2019: ￦ 406,062 million) is included in other financial assets.
3

As at December 31, 2020, the Group provided investments in Korea Software Financial Cooperative amounting to ￦ 5,491 million (2019: ￦ 1,849 million) as a collateral for the payment guarantee provided by the Cooperative.

Details of financial assets at fair value through profit or loss as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Equity Instruments (Listed)	￦	232	￦	46,449
Equity Instruments (Unlisted)		90,357		83,017
Debt securities		541,657		680,453
Derivatives held for trading		78		—

Total		632,324		809,919
Less: non-current		(219,026)		(276,109)

Current	￦	413,298	￦	533,810

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2020.

Details of financial assets at fair value through other comprehensive income as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Equity Instruments (Listed)	￦	6,738	￦	6,216
Equity Instruments (Unlisted)		543,518		245,730
Debt securities		7,086		6,570

Total		557,342		258,516
Less: non-current		(556,147)		(258,516)

Current	￦	1,195	￦	—

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is not classified to profit or loss, but to retained earnings. Upon disposal of debt investments, remaining balance of the accumulated other comprehensive income of debt instruments is reclassified to profit or loss.

In 2020, the Group disposed shares of Mastercard Inc. amounting to ￦ 350,777 million at fair value. Upon disposal, ￦ 265,087 million is reclassified as accumulated other comprehensive income after tax and ￦ 184,330 million is reclassified as retained earnings of attributable to owners of the controlling company.

Derivatives used for hedging as at December 31, 2019 and 2020, are as follows:

	December 31, 2019				December 31, 2020
(In millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	￦	—	￦	1,464	￦	—	￦	1,078
Currency swap[2]		55,569		18,632		7,684		126,189
Currency forwards[3]		3,007		—		—		662

Total		58,576		20,096		7,684		127,929
Less: non-current		(28,304)		(19,177)		(2,111)		(126,408)

Current	￦	30,272	￦	919	￦	5,573	￦	1,521

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
2

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2018, 2019 and 2020, are as follows:

(In millions of Korean won)	2018						2019						2020
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation Loss		Other comprehensive income[1]
Interest rate swap	￦	192	￦	—	￦	(488)	￦	—	￦	45	￦	(963)	￦	—	￦	—	￦	(567)
Currency swap		58,912		2,045		22,139		72,417		15,784		87,626		—		161,661		(113,175)
Currency forwards		7,201		—		—		4,858		—		4,858		—		2,049		—

Total	￦	66,305	￦	2,045	￦	21,651	￦	77,275	￦	15,829	￦	91,521	￦	—	￦	163,710	￦	(113,742)

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation loss of ￦ 2,711 million for the current period (2018: valuation gain of ￦ 263 million, 2019: valuation gain of ￦ 4,181 million).

The unsettled amount of derivative instruments for the years ended December 31, 2020 and 2019, are as follows:

(i) Hedging instruments

(In millions of Korean won and thousands of foreign currencies)	2019
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	1,574,068	￦	1,788,831	￦	30,175	￦	10,692	￦	49,480
JPY	80,000,000		827,292		28,401		9,404		15,396

Total		￦	2,616,123	￦	58,576	￦	20,096	￦	64,876

(In millions of Korean won and thousands of foreign currencies)	2020
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	1,768,912	￦	2,037,568	￦	2,111	￦	100,623	￦	(136,852)
JPY	46,000,000		488,924		5,573		13,839		(4,065)
SGD	284,000		245,208		—		13,467		(13,611)

Total		￦	2,771,700	￦	7,684	￦	127,929	￦	(154,528)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(ii) Hedged item

(In millions of Korean won)
	2019						2020
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves[1]
USD	￦	1,822,477	￦	(45,855)	￦	(5,214)	￦	1,924,576	￦	133,978	￦	19,641
JPY		850,776		(14,841)		(2,395)		484,960		4,228		(2,569)
SGD		—		—		—		233,510		13,611		2,707

Total	￦	2,673,253	￦	(60,696)	￦	(7,609)	￦	2,643,046	￦	151,817	￦	19,779

1	The amounts after adjustments of deferred income tax directly reflected in equity.

Details of financial liabilities at fair value through profit or loss as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	￦	38	￦	45
Conversion Rights and Redemption Rights		—		2,637

Total	￦	38	￦	2,682

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018				2019				2020
(In millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	￦	—	￦	2,707	￦	78	￦	2,014	￦	10	￦	53
Conversion Rights and Redemption Rights		—		—		—		—		162		—

Total	￦	—	￦	2,707	￦	78	￦	2,014	￦	172	￦	53

8.	Inventories

Inventories as at December 31, 2019 and 2020, are as follows:

	December 31, 2019						December 31, 2020
(In millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	￦	805,691	￦	(144,438)	￦	661,253	￦	650,856	￦	(133,224)	￦	517,632
Others		130,424		—		130,424		17,004		—		17,004

Total	￦	936,115	￦	(144,438)	￦	791,677	￦	667,860	￦	(133,224)	￦	534,636

Cost of inventories recognized as expenses for year ended December 31, 2020, amounts to ￦ 3,938,842 million (2018: ￦ 3,926,199 million, 2019: ￦ 3,905,630 million) and reversal of valuation loss on inventory recognized amounts to ￦ 11,214 million for year ended December 31, 2020 (2018: valuation loss on inventory amounts to ￦ 55,288 million, 2019: valuation loss on inventory amounts to ￦ 30,857 million,).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Other assets
Advance payments	￦	179,475	￦	168,302
Prepaid expenses		84,768		66,578
Contract cost[1]		1,849,243		1,804,948
Contract assets[1]		557,041		586,438
Others		14,243		18,747
Less: Non-current		(685,488)		(768,661)

Current	￦	1,999,282	￦	1,876,352

Other liabilities
Advances received[1]	￦	333,342	￦	328,491
Withholdings		99,844		105,415
Unearned revenue[1]		65,228		29,593
Lease liabilities		1,211,352		1,143,640
Contract liabilities[1]		365,610		384,133
Others		23,298		21,597
Less: Non-current		(1,030,117)		(909,570)

Current	￦	1,068,557	￦	1,103,299

1	The amounts include adjustments arising from adoption of IFRS 15 (Note 26).

10.	Assets Held for Sale

For the year ended December 31, 2020, the Group decided to sell certain real estate and classified it as assets held for sale. Details of assets held for sale are as follows:

(In millions of Korean won)	Amount
Land	￦	172
Buildings and Other		1,026

Total	￦	1,198

Consideration for sale is expected to exceed the carrying amount of net assets, and as a result, no impairment was recognized for the segment classified as held for sale.

During the prior period, the Group decided to sell some real estate, in which the amount of ￦ 82,865 million was classified as assets held for sale and was sold in the current year.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2019 and 2020, are as follows:

	2019
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,281,319	￦	3,873,074	￦	36,327,007	￦	1,981,646	￦	826,583	￦	44,289,629
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,865,389)		(27,851,991)		(1,503,265)		(595)		(31,221,372)

Beginning, net		1,281,187		2,007,685		8,475,016		478,381		825,988		13,068,257

Changes in accounting policy[1]		—		(149)		(12,947)		(196,932)		—		(210,028)
Acquisition and capital expenditure		338		4,523		205,359		64,072		3,419,136		3,693,428
Disposal and termination		(1,352)		(4,213)		(76,457)		(4,109)		(1,362)		(87,493)
Depreciation		—		(134,350)		(2,278,286)		(89,940)		—		(2,502,576)
Impairment		—		(32)		(41,450)		(1,751)		(27)		(43,260)
Transfer in (out)		126,066		270,980		2,742,671		16,218		(3,217,044)		(61,109)
Transfer to investment properties		(33,254)		(8,081)		—		—		—		(41,335)
Transfer to assets held-for-sale		(89,330)		(1,121)		—		—		—		(90,451)
Others		(21,474)		26,822		79,345		1,596		(26,423)		59,866

Ending, net	￦	1,262,181	￦	2,162,064	￦	9,093,251	￦	267,535	￦	1,000,268	￦	13,785,299

Acquisition cost	￦	1,262,313	￦	4,125,229	￦	37,654,635	￦	1,612,108	￦	1,001,171	￦	45,655,456
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,963,165)		(28,561,384)		(1,344,573)		(903)		(31,870,157)

1	With the application of IFRS 16, property and equipment were reclassified to right-of-use assets.

	2020
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,262,313	￦	4,125,229	￦	37,654,635	￦	1,612,108	￦	1,001,171	￦	45,655,456
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,963,165)		(28,561,384)		(1,344,573)		(903)		(31,870,157)

Beginning, net		1,262,181		2,162,064		9,093,251		267,535		1,000,268		13,785,299
Acquisition and capital expenditure		25,156		7,249		112,085		47,669		2,959,690		3,151,849
Disposal and termination		(1,756)		(3,367)		(69,401)		(3,385)		(1,027)		(78,936)
Depreciation		—		(135,646)		(2,343,965)		(91,164)		—		(2,570,775)
Impairment		—		(36)		(35,271)		(44,468)		—		(79,775)
Transfer in (out)		53,238		283,937		2,489,138		28,024		(2,899,197)		(44,860)
Transfer to investment properties		6,792		(8,848)		—		—		—		(2,056)
Changes in scope of consolidation		56		494		225		43		—		818
Others		(11,040)		2,175		68,921		1,398		(16,899)		44,555

Ending, net	￦	1,334,627	￦	2,308,022	￦	9,314,983	￦	205,652	￦	1,042,835	￦	14,206,119

Acquisition cost	￦	1,334,759	￦	4,402,691	￦	39,182,265	￦	1,619,822	￦	1,046,795 ￦		47,586,332
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,094,669)		(29,867,282)		(1,414,170)		(3,960)		(33,380,213)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Details of property and equipment provided as collateral as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	17,097	￦	18,705	Borrowings	￦	4,347	Industrial Bank of Korea, Korea Development Bank , K Bank, Inc.
Others	￦	45,851	￦	41,681	Borrowings	￦	3,473	Shinhan Bank

(In millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	11,644	￦	15,502	Borrowings	￦	3,072	Industrial Bank of Korea, Korea Development Bank
	￦	4,142	￦	249	Deposits	￦	249	K Bank, Inc.

The borrowing costs capitalized for qualifying assets amount to ￦ 8,452 million (2019: ￦ 6,360) in 2020. The interest rate applied to calculate the capitalized borrowing costs in 2020 is 2.36% (2019: 2.63%).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	2019
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	350,417	￦	1,168,379	￦	121	￦	1,518,917
Less: Accumulated depreciation		(1,569)		(426,264)		—		(427,833)

Beginning, net	￦	348,848	￦	742,115	￦	121	￦	1,091,084

Changes in accounting policy [1]		—		46,666		—		46,666
Acquisition		148,511		103,774		1,781		254,066
Disposal and termination		(285)		(1,408)		—		(1,693)
Depreciation		—		(65,178)		—		(65,178)
Transfer from property and equipment		33,254		8,081		—		41,335
Transfer and others		23,268		(2,118)		—		21,150

Ending, net	￦	553,596	￦	831,932	￦	1,902	￦	1,387,430

Acquisition cost	￦	555,164	￦	1,323,518	￦	1,902	￦	1,880,584
Less: Accumulated depreciation (including accumulated impairment loss and others)		(1,568)		(491,586)		—		(493,154)

1	With the application of IFRS 16, right-of-use-assets were partially reclassified to investment properties.

(In millions of Korean won)	2020
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	555,164	￦	1,323,518	￦	1,902	￦	1,880,584
Less: Accumulated depreciation		(1,568)		(491,586)		—		(493,154)

Beginning, net	￦	553,596	￦	831,932	￦	1,902	￦	1,387,430

Acquisition		11,723		7,096		34,243		53,062
Disposal and termination		(1,536)		(243)		—		(1,779)
Depreciation		—		(64,531)		—		(64,531)
Transfer from property and equipment		(6,792)		8,848		—		2,056
Transfer and others		(18,656)		469		10,402		(7,785)

Ending, net	￦	538,335	￦	783,571	￦	46,547	￦	1,368,453

Acquisition cost	￦	539,903	￦	1,341,326	￦	46,547	￦	1,927,776
Less: Accumulated depreciation (including accumulated impairment loss and others)		(1,568)		(557,755)		—		(559,323)

The fair value of investment properties is ￦ 2,645,482 million as at December 31, 2020 (December 31, 2019: ￦ 2,304,583 million). The fair value of investment properties is estimated based on the expected cash flow.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Rental income from investment properties is ￦ 203,763 million in 2020 (2019: ￦ 198,636 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

As at December 31, 2020, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ￦ 50,769 million for one year or less, ￦ 92,728 million more than one year and less than five years, ￦ 78,435 million over five years, and ￦ 221,932 million in total.

Details of investment properties provided as collateral as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	854,874	￦	62,896	Deposits	￦	56,831
Land and Buildings	￦	1,915	￦	3,044	Borrowings	￦	1,903

(In millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	790,414	￦	62,968	Deposits	￦	56,247
Land and Buildings	￦	2,861	￦	3,434	Borrowings	￦	2,928

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2019 and 2020, are as follows:

	2019
(In millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost		542,074		1,680,372		947,312		3,641,231		1,253,281		8,064,270
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,016)		(1,345,262)		(781,368)		(1,484,731)		(739,769)		(4,657,146)

Beginning, net	￦	236,058	￦	335,110	￦	65,944	￦	2,156,500	￦	513,512	￦	3,407,124

Changes in accounting policy [1]		—		—		—		—		(26,207)		(26,207)
Acquisition and capital expenditure		—		47,903		30,965		—		99,826		178,694
Disposal and termination		—		(3,019)		(1,267)		(284)		(11,109)		(15,679)
Amortization		—		(115,839)		(68,222)		(399,382)		(77,262)		(660,705)
Impairment		(605)		(1,333)		(1,807)		(3,035)		(55,118)		(61,898)
Others		117		9,812		11,768		142		(9,131)		12,708

Ending, net	￦	235,570	￦	272,634	￦	137,381	￦	1,753,941	￦	434,511	￦	2,834,037

Acquisition cost		541,596		1,661,372		978,139		3,622,327		1,193,048		7,996,482
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,026)		(1,388,738)		(840,758)		(1,868,386)		(758,537)		(5,162,445)

1	With the application of IFRS 16, intangible assets were reclassified to right-of-use assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

	2020
(In millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others[1]		Total
Acquisition cost		541,596		1,661,372		978,139		3,622,327		1,193,048		7,996,482
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,026)		(1,388,738)		(840,758)		(1,868,386)		(758,537)		(5,162,445)

Beginning, net	￦	235,570	￦	272,634	￦	137,381	￦	1,753,941	￦	434,511	￦	2,834,037

Acquisition and capital expenditure		—		26,990		37,077		—		101,563		165,630
Disposal and termination		—		(1,849)		(105)		—		(11,866)		(13,820)
Amortization		—		(104,938)		(54,191)		(399,348)		(69,677)		(628,154)
Impairment		—		—		(1,776)		(193,194)		(16,667)		(211,637)
Changes in scope of consolidation		—		575		77		—		3,690		4,342
Others		(5,485)		87,587		27,537		(736)		(98,043)		10,860

Ending, net	￦	230,085	￦	280,999	￦	146,000	￦	1,160,663	￦	343,511	￦	2,161,258

Acquisition cost		536,093		1,767,422		1,053,980		3,373,095		1,167,735		7,898,325
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,008)		(1,486,423)		(907,980)		(2,212,432)		(824,224)		(5,737,067)

1	The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ￦ 221,099 million (2019: ￦ 203,240 million) as at December 31, 2020.

Due to the change in its business environment, the Group expects that it is no longer probable that its 28GHz frequency usage rights will be in the condition necessary for it to be capable of operating in the manner intended by management. As a result, the Group recognized an impairment loss of ￦ 190,929 million as the carrying amount of the 28GHz frequency usage right for the Controlling Company’s wireless business (acquisition cost: ￦ 201,461 million) exceeded the recoverable amount during the current period, and was recognized as operating expenses in the consolidated statement of profit or loss. The recoverable amount was calculated based on the value of use. Value of use was calculated by discounting the future cashflow that considers the remaining useful life (3 years) of frequency usage rights.

In relation to KT Skylife TV Co., Ltd., the Group recognized impairment loss of ￦ 38,519 million in Others as at December 31, 2019 as the carrying amount of cash-generating units exceeded its recoverable amount, and recognized operating expenses in the consolidated statements of operations during the prior period. The recoverable amount is based on fair value less value in use or disposal costs, and the discount rate applied in computing the recoverable amount is 7.3%. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate (-)1.25% based on past performance and its expectation of future market changes. During the current year, KT Skylife Co., Ltd. did not recognize an impairment loss for indefinite useful life intangible assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at December 31, 2020, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash generating Unit	Amount

ICT[6]	Mobile services[1]	￦	65,057
Finance	BC Card Co., Ltd.[2]		41,234
Others	GENIE Music Corporation (KT Music Corporation) [3]		50,214
	PlayD Co., Ltd. (N SEARCH MARKETING Co., Ltd.) [4]		42,745
	KT Telecop Co., Ltd. [5]		15,418
	KT MOS Bukbu Co., Ltd and others		15,417

	Total	￦	230,085

1

The recoverable amounts of mobile services business are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.22% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 7.43% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on mobile business for the years ended December 31, 2018, 2019 and 2020.

2

The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.92% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 7.75% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on BC Card Co., Ltd. for the years ended December 31, 2018, 2019 and 2020.

3	The recoverable amount of GENIE Music Corporation (KT Music Corporation) is calculated based on fair value less cost to sell.
4	The recoverable amount of PlayD Co., Ltd. (N SEARCH MARKETING Co., Ltd.) is calculated based on fair value less cost to sell.
5

The recoverable amounts of KT Telecop Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 9.30% based on past performance and its expectation of future market

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 9.78% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on KT Telecop Co., Ltd. for the years ended December 31, 2018, 2019 and 2020.
6

The Group performed its impairment assessment for long-lived assets attributed to the Information and Communication Technology (“ICT”) reporting segment, which includes the Cash-Generating Units of Mobile, Fixed line, and Corporate Services (the “CGUs”). The Group compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amounts of ICT reporting segment are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.22% ~ 4.93% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rate 7.43%. Accordingly, the Group did not recognize an impairment loss on ICT reporting segment for the years ended December 31, 2018, 2019 and 2020.

14.	Investments in Associates and Joint Ventures

Details of associates as at December 31, 2019 and 2020, are as follows:

	Percentage of ownership (%)		Location	Closing month
	2019	2020
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31, 2019, December 31, 2020
KT-IBKC Future Investment Fund 1[1]	50.0%	50.0%	Korea	December 31, 2019, December 31, 2020
KT-CKP New Media Investment Fund	49.7%	—	Korea	December 31, 2019, December 31, 2020
K Bank Inc.	10.0%	34.0%	Korea	December 31, 2019, December 31, 2020
Hyundai Robotics Co., Ltd.[2]	—	10.0%	Korea	December 31, 2019, December 31, 2020

1

At the end of the reporting period, although the Group owns 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, because the Group cannot participate in determining the operating and financial policies.

2

At the end of the reporting period, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020, are as follows:

	2019
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Others		Ending
Korea Information & Technology Fund	￦	148,255	￦	—	￦	17,956	￦	(2,236)	￦	163,975
KT-SB Venture Investment Fund		4,470		(4,470)		—		—		—
KT-IBKC Future Investment Fund 1		9,961		3,750		389		—		14,100
KT-CKP New Media Investment Fund		281		(174)		27		—		134
K Bank Inc.		52,655		21,782		(28,865)		(414)		45,158
Others[1]		56,785		(7,867)		7,241		(11,866)		44,293

	￦	272,407	￦	13,021	￦	(3,252)	￦	(14,516)	￦	267,660

	2020
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Others		Ending
Korea Information & Technology Fund	￦	163,975	￦	—	￦	12,205	￦	(6,025)	￦	170,155
KT-IBKC Future Investment Fund 1		14,100		—		2,090		—		16,190
KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank Inc.		45,158		195,011		(30,209)		(1,688)		208,272
Hyundai Robotics Co., Ltd.		—		50,000		(64)		1,000		50,936
Others[1]		44,293		28,400		34,298		5,337		112,328

	￦	267,660	￦	273,277	￦	18,320	￦	(1,376)	￦	557,881

1

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net gain from associates and joint ventures of ￦ 279 million (2018: net loss of ￦ 445 million, 2019: net gain of ￦ 52 million) recognized as operating revenue during the period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2019 and 2020, is as follows:

(In millions of Korean won)	December 31, 2019
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	113,233	￦	378,691	￦	—	￦	—
KT-IBKC Future Investment Fund 1		28,200		—		—		—
KT-CKP New Media Investment Fund		3		267		—		—
K Bank Inc.		2,480,065		78,566		2,350,375		3,784

(In millions of Korean won)	December 31, 2020
	Current assets		Non-current assets		Current liabilities		Non-current liabilities

Korea Information & Technology Fund	￦	107,652	￦	402,812	￦	—	￦	—
KT-IBKC Future Investment Fund 1		32,379		—		—		—
K Bank Inc.		4,255,620		74,193		3,752,838		88,155
Hyundai Robotics Co., Ltd.		315,886		125,619		80,615		59,324

(In millions of Korean won)	2019
	Operating revenue		Profit (loss) for the year		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends received from associates

Korea Information & Technology Fund	￦	70,577	￦	53,867	￦	6,132	￦	59,999	￦	4,280
KT-IBKC Future Investment Fund 1		1,694		779		—		779		—
KT-CKP New Media Investment Fund		56		55		—		55		—
K Bank Inc.		92,720		(100,773)		(23)		(100,796)		—

(In millions of Korean won)	2020
	Operating revenue		Profit (loss) for the year		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends received from associates

Korea Information & Technology Fund	￦	54,473	￦	36,615	￦	9,647	￦	46,262	￦	9,241
KT-IBKC Future Investment Fund 1		6,551		4,179		—		4,179		—
K Bank Inc.		80,301		(105,374)		(1,126)		(106,500)		—
Hyundai Robotics Co., Ltd.		195,311		(642)		11,573		10,931		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years end December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)

Korea Information & Technology Fund	￦	491,924	33.30%	￦	163,975	￦	—	￦	163,975
KT-IBKC Future Investment Fund 1		28,200	50.00%		14,100		—		14,100
KT-CKP New Media Investment Fund		270	49.70%		134		—		134
K Bank Inc.[1]		204,472	10.00%		45,158		—		45,158

1	12.1% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

(In millions of Korean won)	December 31, 2020
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	￦	510,464	33.30%	￦	170,155	￦	—	￦	170,155
KT-IBKC Future Investment Fund 1		32,379	50.00%		16,190		—		16,190
K Bank Inc.[1]		488,819	34.00%		166,198		42,074		208,272
Hyundai Robotics Co., Ltd.		301,566	10.00%		30,157		20,779		50,936

1	12.1% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ￦ 992 million for the year ended December 31, 2020 (for the year ended December 31, 2019: ￦ 6,124 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2020, which was not recognized by the Group is ￦ 8,228 million (as at December 31, 2019: ￦ 12,599 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

15.	Trade and Other Payables

Details of trade and other payables as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Current liabilities
Trade payables	￦	1,304,795	￦	1,239,717
Other payables		6,292,683		4,970,382

Total	￦	7,597,478	￦	6,210,099

Non-current liabilities
Trade payables	￦	1,733	￦	1,528
Other payables		1,080,487		806,012

Total	￦	1,082,220	￦	807,540

Details of other payables as at December 31, 2019 and 2020 are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Non-trade payables[1]	￦	5,275,224	￦	3,841,227
Accrued expenses		987,624		933,978
Operating deposits		910,045		803,904
Others		200,277		197,285
Less: non-current		(1,080,487)		(806,012)

Current	￦	6,292,683	￦	4,970,382

1	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ￦ 1,007,171 million related to credit card transactions are included as at December 31, 2020 (2019: ￦ 1,824,068 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

16.	Borrowings

Details of borrowings as at December 31, 2019 and 2020, are as follows:

Debentures

(In millions of Korean won and thousands of foreign currencies)			December 31, 2019			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes[1]	Sept. 7, 2034	6.50%	USD 100,000	￦	115,780	USD 100,000	￦	108,800
MTNP notes	July 18, 2026	2.50%	USD 400,000		463,120	USD 400,000		435,200
MTNP notes	Aug. 7, 2022	2.63%	USD 400,000		463,120	USD 400,000		435,200
FR notes	Aug. 20, 2020	—	USD 200,000		231,560	—		—
FR notes[2]	Aug. 20, 2023	LIBOR(3M)+0.900%	USD 100,000		115,780	USD 100,000		108,800
MTNP notes	July 6, 2020	—	JPY 4,000,000		42,539	—		—
MTNP notes	July 6, 2021	0.38%	JPY 16,000,000		170,155	JPY 16,000,000		168,682
MTNP notes	Nov. 13, 2020	—	JPY 30,000,000		319,041	—		—
MTNP notes	July 19, 2022	0.22%	JPY 29,600,000		314,787	JPY 29,600,000		312,061
MTNP notes	July 19, 2024	0.33%	JPY 400,000		4,254	JPY 400,000		4,217
FR notes[2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		405,230	USD 350,000		380,800
FR notes[2]	June 19, 2023	SOR(6M)+0.500%	—		—	SGD 284,000		233,510
MTNP notes	Sept. 1, 2025	1.00%	—		—	USD 400,000		435,200
The 180-2rd Public bond	Apr. 26, 2021	4.71%	—		380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%	—		100,000	—		100,000
The 185-2nd Public bond	Sept. 16, 2020	—	—		300,000	—		—
The 186-3rd Public bond	June 26, 2024	3.42%	—		110,000	—		110,000
The 186-4th Public bond	June 26, 2024	3.70%	—		100,000	—		100,000
The 187-3rd Public bond	Sept. 2, 2024	3.31%	—		170,000	—		170,000
The 187-4th Public bond	Sept. 2, 2034	3.55%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	—	—		160,000	—		—
The 188-2nd Public bond	Jan. 29, 2025	2.45%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%	—		50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	1.95%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.20%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.35%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.55%	—		110,000	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.75%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.95%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.93%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.05%	—		220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.09%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.16%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.21%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.55%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.58%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.62%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.67%	—		110,000	—		110,000
The 193-1st Public bond	June 16, 2023	1.17%	—		—	—		150,000
The 193-2nd Public bond	June 17, 2025	1.43%	—		—	—		70,000
The 193-3rd Public bond	June 17, 2030	1.61%	—		—	—		20,000
The 193-4th Public bond	June 15, 2040	1.71%	—		—	—		60,000
The 148th Won-denominated unsecured bond	June 23, 2023	1.51%	—		—	—		100,000

Subtotal					7,045,366			6,962,470
Less: Current portion					(1,052,032)			(1,228,283)
Discount on bonds					(20,780)			(19,847)

Total				￦	5,972,554		￦	5,714,340

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

1

As at December 31, 2020, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.

2	Libor (3M) and SOR (6M) are approximately 0.238% and 0.185%, respectively as at December 31, 2020.

Convertible bonds

(In millions of Korean won and thousands of foreign currencies)				December 31, 2019
Type	Issuance date	Maturity	Annual interest rate	December 31, 2019		December 31, 2020
The 1st CB(Private)[1,2]	Jun. 5, 2020	Jun. 5, 2025	0.00%	￦	—	￦	8,000
Redemption premium					—		2,267
Bond discount issuance					—		(4,644)

Subtotal				￦	—	￦	5,623

Current portion				￦	—	￦	—

Total				￦	—	￦	5,623

1	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
2	Nominal interest rate and maturity yield is approximately 0% and 5% and will be settled on maturity

Short-term borrowings

(In millions of Korean won)			December 31, 2019		December 31, 2020
Type	Financial institution	Annual interest rates
Operational	NongHyup Bank	1.740% ~ 2.360%	￦	15,000	￦	40,189
	Shinhan Bank	2.460% ~ 2.960%		57,500		22,500
	Shinhan Bank	CD91+1.431%		—		10,000
	Woori Bank	3.57%		—		1,900
	Korea Development Bank	3.34%		10,000		10,000
	SooHyup Bank	—		1,000		—
	Industrial Bank of Korea	1.74%		—		200
	Hana Bank	4.20%		—		11,000

	Total		￦	83,500	￦	95,789

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			December 31, 2019			December 31, 2020
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	1.50%	—	￦	3,454	—	￦	2,961
Industrial Bank of Korea	General loans	2.98%	—		6,000	—		6,000
Shinhan Bank	General loans	1.94%	—		5,000	—		5,000
	Facility loans[2]	LIBOR(3M)+1.340%	USD 25,918		30,008	USD 25,918		28,199
	General loans[2]	LIBOR(3M)+1.650%	USD 3,000		3,473	USD 8,910		9,694
	General loans[2]	LIBOR(3M)+2.130%	—		—	USD 25,000		27,200
CA-CIB	Long-term CP	1.26%	—		—	—		100,000
NongHyup Bank	Facility loans	2.00%	—		79	—		54
Korea Development Bank	General loans	3.02%	—		10,000	—		10,000
	General loans	3.31%	—		30,000	—		30,000
Others	Kookmin Bank and other[2]	LIBOR(3M)+1.850%	USD 87,940		101,816	USD 48,855		53,155
		—	—		950	—		—

Subtotal				￦	190,780		￦	272,263

Less: Current portion				￦	(50,192)		￦	(94,042)

Total				￦	140,588		￦	178,221

1	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
2	LIBOR(3M) is approximately 0.238% as at December 31, 2020.

Repayment schedule of the Group’s borrowings including the portion of current liabilities as at December 31, 2020 is as follows:

(In millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan 1, 2021 ~ Dec 31, 2021	￦	1,060,000	￦	168,682	￦	1,228,682	￦	147,307	￦	42,524	￦	189,831	￦	1,418,513
Jan 1, 2022 ~ Dec 31, 2022		560,000		747,261		1,307,261		518		38,830		39,348		1,346,609
Jan 1, 2023 ~ Dec 31, 2023		590,000		342,310		932,310		100,500		36,894		137,394		1,069,704
Jan 1, 2024 ~ Dec 31, 2024		460,000		385,017		845,017		493		—		493		845,510
After Jan. 1, 2025		1,678,000		979,200		2,657,200		986		—		986		2,658,186

	￦	4,348,000	￦	2,622,470	￦	6,970,470	￦	249,804	￦	118,248	￦	368,052	￦	7,338,522

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

17.	Provisions

Changes in provisions for the years ended December 31, 2019 and 2020, are as follows:

	2019
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	58,760	￦	118,828	￦	104,288	￦	281,876
Increase (Transfer)		42,684		6,591		17,328		66,603
Usage		(35,640)		(5,394)		(15,851)		(56,885)
Reversal		(1,563)		(6,736)		(29,133)		(37,432)

Ending balance	￦	64,241	￦	113,289	￦	76,632	￦	254,162

Current	￦	64,241	￦	37,906	￦	73,465	￦	175,612
Non-current		—		75,383		3,167		78,550

	2020
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	64,241	￦	113,289	￦	76,632	￦	254,162
Increase (Transfer)		17,064		(1,933)		17,873		33,004
Usage		(3,948)		(2,990)		(2,266)		(9,204)
Reversal		(857)		(3,023)		(23,212)		(27,092)
Changes in scope of consolidation		—		424		898		1,322

Ending balance	￦	76,500	￦	105,767	￦	69,925	￦	252,192

Current	￦	76,500	￦	22,343	￦	67,147	￦	165,990
Non-current		—		83,424		2,778		86,202

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Present value of defined benefit obligations	￦	2,427,351	￦	2,556,712
Fair value of plan assets		(2,069,710)		(2,189,375)

Liabilities	￦	365,663	￦	378,087

Assets in the statement of financial position	￦	8,022	￦	10,750

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Changes in the defined benefit obligations for the years ended December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	2019		2020
Beginning	￦	2,201,876	￦	2,427,351
Current service cost		243,598		248,047
Interest expense		47,403		45,083
Benefit paid		(100,663)		(258,866)
Changes due to settlements of plan		910		1,075
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		39		5,191
Actuarial gains and losses arising from changes in financial assumptions		11,773		17,077
Actuarial gains and losses arising from experience adjustments		19,465		57,703
Changes in scope of consolidation		2,950		14,051

Ending	￦	2,427,351	￦	2,556,712

Changes in the fair value of plan assets for the years ended December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	2019		2020
Beginning	￦	1,643,046	￦	2,069,710
Interest income		35,386		38,590
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(2,537)		2,589
Benefits paid		(87,119)		(213,953)
Employer contributions		476,916		284,243
Changes in scope of consolidation		4,018		8,196

Ending	￦	2,069,710	￦	2,189,375

Amounts recognized in the ‘Operating expenses’ of the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, are as follows:

(In millions of Korean won)	2018		2019		2020
Current service cost	￦	225,667	￦	243,598	￦	248,047
Net Interest cost		10,458		12,017		6,494
Past service cost		9,801		910		1,075
Transfer out		(13,881)		(16,215)		(16,514)

Total expenses	￦	232,045	￦	240,310	￦	239,102

Principal actuarial assumptions used are as follows:

	December 31, 2018	December 31, 2019	December 31, 2020
Discount rate	2.32%	1.97%	1.93%
Future salary increase	5.08%	4.92%	4.88%

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The sensitivity of the defined benefit obligations as at December 31, 2020, to changes in the principal assumptions is:

(In percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5% point	￦ (86,288)	￦	93,254
Salary growth rate	0.5% point	85,344		(79,970)

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

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2021, are ￦ 355,481 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2020, is as follows:

(In millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	￦	232,550	￦	271,366	￦	794,840	￦	2,284,517	￦	3,583,273

The weighted average duration of the defined benefit obligations is 6.7 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2020, is ￦ 61,912 million (2018: ￦ 48,210 million, 2019: ￦ 57,170 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

20.	Commitments and Contingencies

As at December 31, 2020, major commitments with local financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,502,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,714
Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	522,849	23,475
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	331
Loans for working capital	Korea Development Bank and others	KRW	243,593	152,243
Facility loans	Shinhan Bank and others	KRW	100,123	55
	Kookmin Bank and others	USD	212,000	48,855
Derivatives transaction limit	Korea Development Bank	KRW	100,000	22,027
	Woori Bank and others	USD	69,054	44,616

Total		KRW	2,559,505	202,577
		USD	281,054	93,471

As at December 31, 2020, guarantees received from financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	208,386
Performance guarantee	Korea Development Bank and others	USD	8,569
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,000
Guarantee for payment in won currency	Shinhan Bank and others	KRW	70,962
Refund guarantee for advances received	Korea Development Bank	USD	8,536
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD	40,840
Comprehensive credit line	KEB Hana Bank and others	KRW	41,100
Comprehensive credit line	KEB Hana Bank and others	USD	8,700
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	80,246
Performance guarantee /warranty guarantee		KRW	393,019
Guarantee for advance payments/others		KRW	388,656
Warranty guarantee	Seoul Guarantee Insurance	KRW	1,305
Performance guarantee		KRW	9,690
Guarantees for licensing		KRW	7,748
Guarantees for depositions		KRW	3,792
Merchant business guarantee insurance		KRW	237

Total		KRW	1,205,141
		USD	72,045

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

As at December 31, 2020, guarantees provided by the Group to a third party, are as follows:

(In millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	1,371	Jan. 08, 2025
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	SPP Inc.	Suhyup Bank	3,250	932	Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	Korea Cell Inc.	Suhyup Bank	3,250	880	Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	San-Ya Agricultural Association Corporation	Suhyup Bank	3,250	888	Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	Ciocanesti Korea Co., Ltd.	NH Investment & Securities Co.,Ltd.	7,600	7,600	Jun. 8, 2017
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	700	—	Apr. 17, 2020 ~ Apr. 16, 2021
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	5,654	2,735	—

1

According to the above payment guarantee, KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.), a subsidiary of the Group, will have an obligation of repayment if the principal borrower does not repay the borrowing.

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2020, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦ 1,618 million.

For the years ended December 31, 2019 and 2020, the Group made agreements with the Securitization Specialty Companies (2020: First 5G 49th to 54th Securitization Specialty Co., Ltd., 2019: First 5G 43rd to 48th Securitization Specialty Co., Ltd., 2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2020, the Group is a defendant in 195 lawsuits with the total claimed amount of ￦ 110,409 million (2019: ￦ 214,877 million). As at December 31, 2020, litigation provisions of ￦ 76,500 million (2019: ￦ 62,241 million) for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as at December 31, 2020.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

As at December 31, 2020, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at December 31, 2020, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ￦ 596,983 million (2019: ￦ 851,798 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

21.	Leases

Information on leases when the Group is a lessee is as follows: Information on leases when the Group is a lessor is provided in Note 12.

(i)	Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Right-of-use assets
Property and building	￦	1,020,619	￦	1,073,207
Machinery and track facilities		140,296		42,127
Others		107,414		101,845

Total	￦	1,268,329	￦	1,217,179

Investment property (buildings)		50,010		19,456

(In millions of Korean won)	December 31, 2019		December 31, 2020
Lease liabilities[1]
Current	￦	392,433	￦	345,224
Non-Current		818,919		798,416

Total	￦	1,211,352	￦	1,143,640

1	Included in the line items ‘Other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Notes 9 and 41).

For the year ended December 31, 2020, right-of-use assets has increased for ￦ 404,293 million for lease contracts.

(ii)	Amounts recognized in the consolidated statements of profit or loss

The consolidated statements of profit or loss show the following amounts relating to leases:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Depreciation of Right-of-use assets
Property and building	￦	300,773	￦	290,168
Machinery and track facilities		89,452		58,419
Others		52,402		55,588

Total	￦	442,627	￦	404,175

Depreciation of Investment Properties	￦	21,809	￦	19,113
Interest expense relating to lease liabilities		55,001		44,091
Expense relating to short-term leases		14,718		10,998
Expense relating to leases of low-value assets that are not short-term leases		26,575		25,894
Expense relating to variable lease payments not included in lease liabilities		5,993		8,096

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The total cash outflow for leases for December 31, 2020, was ￦ 492,772 million (2019: ￦ 532,730 million).

22.	Share Capital

As at December 31, 2019 and 2020, the Group’s number of authorized shares is one billion.

	December 31, 2019			December 31, 2020
	Number of issued shares	Par value per share (Korean won)	Ordinary Shares (in millions of Korean won)	Number of issued shares	Par value per share (Korean won)	Ordinary Shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	￦5,000	￦1,564,499	261,111,808	￦5,000	￦1,564,499

1	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Legal reserve[1]	￦	782,249	￦	782,249
Voluntary reserves[2]		4,651,362		4,651,362
Unappropriated retained earnings		6,157,305		6,721,809

Total	￦	11,590,916	￦	12,155,420

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

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2019 and 2020, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Changes in investments in associates and joint ventures	￦	1,556	￦	16,257
Loss on derivatives valuation		(7,624)		19,809
Gain on valuation of financial assets at fair value through other comprehensive income		211,573		61,438
Exchange differences on translation for foreign operations		(10,571)		(11,453)

Total	￦	194,934	￦	86,051

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2020, are as follows:

	2019
(In millions of Korean won)	Beginning		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(871)	￦	2,427	￦	—	￦	1,556
Gain or loss on derivatives valuation		(30,474)		67,534		(44,684)		(7,624)
Gain on valuation of financial assets at fair value through other comprehensive income		96,704		114,869		—		211,573
Exchange differences on translation for foreign operations		(15,201)		4,630		—		(10,571)

Total	￦	50,158	￦	189,460	￦	(44,684)	￦	194,934

(In millions of Korean won)	2020
	Beginning		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	1,556	￦	14,701	￦	—	￦	16,257
Gain or loss on derivatives valuation		(7,624)		(83,998)		111,431		19,809
Gain on valuation of financial assets at fair value through other comprehensive income		211,573		(150,135)		—		61,438
Exchange differences on translation for foreign operations		(10,571)		(882)		—		(11,453)

Total	￦	194,934		￦(220,314)	￦	111,431	￦	86,051

The Group’s other components of equity as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019	December 31, 2020
Treasury stock[1]	￦(825,838)	￦(882,224)
Gain or loss on disposal of treasury stock[2]	1,229	(17,579)
Share-based payments	7,769	5,901
Others[3]	(353,243)	(340,882)

Total	￦(1,170,083)	￦(1,234,784)

1	During the year ended December 31, 2020, the Group acquired 4,550,000 treasury shares and granted 1,150,580 treasury shares as share-based payment.
2	The amount directly reflected in equity is ￦7,288 million (2019: ￦603 million) for the year ended December 31, 2020.
3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

As at December 31, 2019 and 2020, the details of treasury stock are as follows:

	December 31, 2019		December 31, 2020
Number of shares (in shares)		15,870,258		19,269,678
Amounts (In millions of Korean won)	￦	825,838	￦	882,224

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

25.	Share-based Payments

Details of share-based payments as at December 31, 2020, are as follows:

(In share)	14th grant
Grant date	June 16, 2020
Grantee	CEOs, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦22,700
Total compensation costs (in Korean won)	￦ 5,187 million
Estimated exercise date (exercise date)	During 2021
Valuation method	Fair value method

(In share)	Employee wage negotiation
Grant date	September 21, 2020
Grantee	All employees
Vesting conditions	Current employees as of September 21, 2020
Fair value per option (in Korean won)	￦22,950
Total compensation costs (in Korean won)	￦ 23,317 million
Estimated exercise date (exercise date)	December 22, 2020
Valuation method	Fair value method

Changes in the number of stock options and the weighted-average exercise price as at December 31, 2019 and 2020, are as follows:

	2019
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
12th grant	353,325	—	256,543	96,782	—	—
13th grant	—	372,023	—	—	372,023	—

Total	353,325	372,023	256,543	96,782	372,023	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

	2020
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
13th grant	372,023	—	241,548	130,475	—	—
14th grant	—	398,856	—	—	398,856	—
Employee wage negotiation	—	1,020,105	—	1,020,105	—	—

Total	372,023	1,418,961	241,548	1,150,580	398,856	—

[1]	The weighted average price of ordinary shares at the time of exercise in 2020 was ￦ 25,486 (2019: ￦ 27,482).

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the Consolidated Statements of Operations:

(In millions of Korean won)	2018		2019		2020
Revenue from contracts with customers	￦	23,012,257	￦	24,441,122	￦	23,895,631
Revenue from other sources		423,793		458,067		545,016

Total revenue	￦	23,436,050	￦	24,899,189	￦	24,440,647

Operating revenues for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of Korean won)	2018		2019		2020
Mobile services	￦	6,827,685	￦	6,795,124	￦	6,805,218
Fixed-line services		4,869,253		4,866,698		4,827,015
Fixed-line and VoIP telephone services		1,708,319		1,578,546		1,463,553
Broadband Internet access services		2,112,763		2,177,447		2,256,188
Data communication services		1,048,171		1,110,705		1,107,274
Media and content		2,261,808		2,516,256		2,637,691
Financial services		3,444,917		3,641,655		3,493,920
Sale of goods		3,288,911		4,194,168		3,593,127
Others		2,743,476		2,885,288		3,083,676

Total	￦	23,436,050	￦	24,899,189	￦	24,440,647

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

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Contract assets[1]	￦	655,329	￦	672,672
Contract liabilities[1]		413,442		413,707
Deferred revenue[2]	￦	92,557	￦	89,694

1

The Group recognized contract assets of ￦ 86,234 million and contract liabilities of ￦29,574 million for long term construction contracts as at December 31, 2020 (2019: contract assets of ￦98,288 million and contract liabilities of ￦47,832 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

2	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Incremental cost of contract establishment	￦	1,764,009	￦	1,726,191
Cost of Contract performance		85,234		78,757

As at December 31, 2020, the Group recognized ￦ 1,831,638 million (2019: ￦ 1,681,039 million) of operating expenses related to contract cost assets.

The recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(In millions of Korean won)	2018		2019		2020
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	￦	183,905	￦	266,478	￦	251,975
Deferred revenue of joining/installment fee		39,975		44,032		42,685
Others		1,536		—		—

Total	￦	225,416	￦	310,510	￦	294,660

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

27.	Operating Expenses

Operating expenses for the years ended December 31, 2018, 2019 and 2020, are as follows:

(In millions of Korean won)	2018		2019		2020
Salaries and wages	￦	3,845,842	￦	3,974,233	￦	4,123,680
Depreciation		2,674,205		2,530,252		2,605,128
Depreciation of right-of-use assets		—		442,629		404,175
Amortization of intangible assets		607,527		656,611		624,982
Commissions		1,080,168		1,115,477		965,461
Interconnection charges		579,613		534,025		500,081
International interconnection fee		226,627		240,254		172,529
Purchase of inventories		4,414,094		4,453,820		3,681,801
Changes of inventories		(432,607)		282,957		257,041
Sales commission		1,942,841		2,315,731		2,337,127
Service cost		1,540,869		1,610,261		2,102,875
Utilities		323,411		332,816		360,797
Taxes and dues		285,131		277,742		283,197
Rent		460,377		193,357		136,355
Insurance premium		73,654		82,404		71,018
Installation fee		143,669		155,178		132,117
Advertising expenses		157,675		150,166		132,466
Research and development expenses		176,758		165,028		156,940
Card service cost		3,112,618		3,066,766		2,941,669
Others		1,122,718		1,292,512		1,428,875

Total	￦	22,335,190	￦	23,872,219	￦	23,418,314

Details of salaries and wages for the years ended December 31, 2018, 2019 and 2020, are as follows:

(In millions of Korean won)	2018		2019		2020
Short-term employee benefits	￦	3,505,214	￦	3,663,337	￦	3,770,786
Post-employment benefits(Defined benefit plan)		232,045		240,310		239,102
Post-employment benefits(Defined contribution plan)		48,210		57,170		61,912
Share-based payment		8,439		6,398		28,604
Others		51,934		7,018		23,276

Total	￦	3,845,842	￦	3,974,233	￦	4,123,680

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

28.	Financial Income and Costs

Details of financial income for the years ended December 31, 2018, 2019 and 2020, are as follows:

(In millions of Korean won)	2018		2019		2020
Interest income	￦	244,796	￦	282,704	￦	270,571
Gain on foreign currency transactions		17,175		24,596		17,493
Gain on foreign currency translation		3,691		17,979		164,351
Gain on settlement of derivatives		27,950		9,016		9,397
Gain on valuation of derivatives		66,305		77,353		172
Others		14,326		12,747		36,630

Total	￦	374,243	￦	424,395	￦	498,614

Details of financial costs for the years ended December 31, 2018, 2019 and 2020, are as follows:

(In millions of Korean won)	2018		2019		2020
Interest expenses	￦	296,874	￦	278,427	￦	263,579
Loss on foreign currency transactions		49,156		30,267		27,805
Loss on foreign currency translation		72,642		93,977		26,340
Loss on settlement of derivatives		—		20		1,406
Loss on valuation of derivatives		2,045		15,867		163,763
Loss on disposal of trade receivables		13,818		11,298		8,152
Others		1,124		2,277		16,338

Total	￦	435,659	￦	432,133	￦	507,383

29.	Deferred Income Tax and income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2019 and 2020, is as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	419,889	￦	404,434
Deferred tax assets to be recovered after more than 12 months		1,613,836		1,631,759

Deferred tax assets before offsetting		2,033,725		2,036,193

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(538,578)		(637,317)
Deferred tax liability to be recovered after more than 12 months		(1,495,759)		(1,394,509)

Deferred tax liabilities before offsetting		(2,034,337)		(2,031,826)

Deferred tax assets after offsetting	￦	424,856	￦	433,698

Deferred tax liabilities after offsetting	￦	425,468	￦	429,331

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The gross movements on the deferred income tax account for the years ended December 31, 2019 and 2020, are calculated as follows:

(In millions of Korean won)	2019		2020
Beginning	￦	260,584	￦	(612)
Changes to the statement of operations		(199,527)		(72,124)
Changes to other comprehensive loss (income)		(61,669)		77,103

Ending	￦	(612)	￦	4,367

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(In millions of Korean won)	2019
	Beginning	Consolidated statements of operations	Other comprehensive income	Ending
Deferred tax liabilities
Derivative instruments	—	(10,250)	(648)	(10,898)
Investment in subsidiaries, associates, and joint ventures	(93,604)	(14,622)	35	(108,191)
Depreciation	(424)	(11,182)	—	(11,606)
Advanced depreciation provision	(313,184)	63	—	(313,121)
Deposits for severance benefits	(398,982)	(99,126)	1,255	(496,853)
Accrued income	(1,558)	17	—	(1,541)
Reserve for technology and human resource development	(204)	—	—	(204)
Contract cost	(369,916)	(40,947)	—	(410,863)
Contract assets	(11,505)	(42,245)	—	(53,750)
Financial assets at fair value through profit or loss	(661)	338	—	(323)
Financial assets at fair value through other comprehensive income	(41,798)	(3,556)	(58,483)	(103,837)
Others	(284,255)	(238,725)	(170)	(523,150)

Total	(1,516,091)	(460,235)	(58,011)	(2,034,337)

Deferred tax assets
Derivative instruments	8,341	(850)	(7,491)	—
Provision for impairment or trade receivables	99,887	(15,816)	—	84,071
Inventory valuation	121	(98)	—	23
Contribution for construction	16,800	(646)	—	16,154
Unsettled expenses	127,897	32,539	—	160,436
Provisions	36,178	(3,354)	—	32,824
Property and equipment	230,278	(1,623)	—	228,655
Defined benefit liabilities	513,842	48,847	6,782	569,471
Withholding of facilities expenses	6,609	(426)	—	6,183
Deduction of installment receivables	42	6	—	48
Assets retirement obligation	24,532	4,484	—	29,016
Gain or loss foreign currency translation	10,672	10,005	—	20,677
Deferred revenue	39,641	(3,841)	—	35,800
Real-estate sales	21,728	(8,043)	—	13,685
Others	537,209	174,177	(2,949)	708,437

Total	1,673,777	235,361	(3,658)	1,905,480

Temporary difference, net	157,686	(224,874)	(61,669)	(128,857)
Tax credit carryforwards	102,898	25,347	—	128,245

Total net balance	260,584	(199,527)	(61,669)	(612)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(In millions of Korean won)	2020
	Beginning	Consolidated statements of operations	Other comprehensive income	Ending
Deferred tax liabilities
Derivative instruments	(10,898)	10,055	—	(843)
Investment in subsidiaries, associates, and joint ventures	(108,191)	(64,553)	(8,820)	(181,564)
Depreciation	(11,606)	7,431	—	(4,175)
Advanced depreciation provision	(313,121)	1,203	—	(311,918)
Deposits for severance benefits	(496,853)	(26,419)	2,015	(521,257)
Accrued income	(1,541)	(212)	—	(1,753)
Reserve for technology and human resource development	(204)	—	—	(204)
Contract cost	(410,863)	67,898	—	(342,965)
Contract assets	(53,750)	(112,794)	—	(166,544)
Financial assets at fair value through profit or loss	(323)	(304)	—	(627)
Financial assets at fair value through other comprehensive income	(103,837)	(4,420)	77,634	(30,623)
Others	(523,150)	53,797	—	(469,353)

Total	(2,034,337)	(68,318)	70,829	(2,031,826)

Deferred tax assets
Derivative instruments	—	40,342	(9,860)	30,482
Provision for impairment or trade receivables	84,071	4,994	—	89,065
Inventory valuation	23	(259)	—	(236)
Contribution for construction	16,154	246	—	16,400
Unsettled expenses	160,436	(24,358)	—	136,078
Provisions	32,824	1,198	—	34,022
Property and equipment	228,655	(1,695)	—	226,960
Defined benefit liabilities	569,471	13,707	15,186	598,364
Withholding of facilities expenses	6,183	(436)	—	5,747
Deduction of installment receivables	48	(20)	—	28
Assets retirement obligation	29,016	(883)	—	28,133
Gain or loss foreign currency translation	20,677	(20,539)	—	138
Deferred revenue	35,800	7,230	—	43,030
Contract assets	—	97,464	—	97,464
Real-estate sales	13,685	(13,685)	—	—
Others	708,437	(123,798)	948	585,587

Total	1,905,480	(20,492)	6,274	1,891,262

Temporary difference, net	(128,857)	(88,810)	77,103	(140,564)
Tax credit carryforwards	128,245	16,686	—	144,931

Total net balance	(612)	(72,124)	77,103	4,367

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The tax impacts recognized directly to equity as at December 31, 2018, 2019, and 2020, are as follows:

	2018						2019						2020
(In millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain on valuation of financial assets at fair value through other comprehensive income		59,384		(15,573)		43,811		225,635		(58,483)		167,152		54,969		(12,972)		41,997
Gain (loss) on valuation of hedge instruments		(36,756)		9,745		(27,011)		31,003		(8,139)		22,864		37,247		(9,860)		27,387
Remeasurements of net defined benefit liabilities		(116,324)		42,813		(73,511)		(33,814)		8,037		(25,777)		(77,382)		17,201		(60,181)
Share of gain(loss) of associates and joint ventures, and others		(1,036)		179		(857)		4,493		(1,327)		3,166		25,538		(8,820)		16,718
Exchange differences on translation for foreign operations		3,989		(1,049)		2,940		6,692		(1,759)		4,933		(3,614)		948		(2,666)

Total	￦	(90,743)	￦	36,115	￦	(54,628)	￦	234,009	￦	(61,671)	￦	172,338	￦	36,758	￦	(13,503)	￦	23,255

Details of income tax expense for the years ended December 31, 2018, 2019 and 2020, are calculated as follows:

(In millions of Korean won)	2018		2019		2020
Current income tax expense	￦	329,581	￦	120,533	￦	213,225
Impact of change in deferred taxes		(15,016)		199,527		72,124

Income tax expense	￦	314,565	￦	320,060	￦	285,349

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(In millions of Korean won)	2018		2019		2020
Profit before income tax expense	￦	1,033,977	￦	1,015,928	￦	1,031,605

Statutory income tax expense	￦	273,982	￦	269,018	￦	273,329
Tax effect
Income not taxable for taxation purposes		(85,322)		(1,265)		(24,657)
Non-deductible expenses		18,126		19,543		31,741
Tax credit		(20,319)		(39,190)		(47,056)
Additional payment of income taxes		11,439		3,832		429
Tax effect and adjustment on consolidation
Goodwill impairment		137		159		—
Eliminated dividend income form subsidiaries		31,966		21,917		20,682
Changes of out-side tax effect		618		13,539		38,552
Investment in-kind		82,820		—		—
Intangible Asset impairment and amortization		—		14,052		3,790
Reversal expenses of contract cost assets		—		11,213		(6,643)
Others		1,118		7,242		(4,818)

Income tax expense	￦	314,565	￦	320,060	￦	285,349

Details of deferred tax assets and liabilities that are not recognized as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	2019		2020
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	610,351	￦	583,890
Unused tax loss		31,257		28,115
Unused Tax credit		—		2,654
Others		32,494		64,760

Total	￦	674,102	￦	679,419

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	141,664	￦	132,848
Others		10,372		9,568

Total	￦	152,036	￦	142,416

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

The expected period of expiry for unused tax losses not recognized in deferred tax assets as at December 31, 2019 and 2020, is as follows:

(In millions of Korean won)	2019		2020
2021	￦	18,582	￦	2,140
2022		2,140		80,649
2023		80,649		5,848
2024		5,848		4,867
2025		4,867		2,847
2026		9,390		9,709
2027		7,888		8,389
2028		10,064		8,426
2029		2,030		2,579
2030		617		2,339

Total	￦	142,075	￦	127,793

30.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2018, 2019 and 2020, is calculated as follows:

	2018		2019		2020
Profit attributable to ordinary shares (In millions of Korean won)	￦	645,571	￦	645,703	￦	700,889
Weighted average number of ordinary shares outstanding (In number of shares)		245,049,466		245,171,283		245,207,307
Basic earnings per share (In Korean won)		2,634		2,634		2,858

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Controlling Company has dilutive potential ordinary shares from convertible preferred stocks, stock options and other share-based payments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Diluted earnings per share from operations for the years ended December 31, 2018, 2019 and 2020 is calculated as follows:

	2018		2019		2020
Profit attributable to ordinary shares (In millions of Korean won)	￦	645,571	￦	645,703	￦	700,889
Adjustment to net income attributable to ordinary shares (In millions of Korean won)		—		(157)		—
Diluted profit attributable to ordinary shares (In millions of Korean won)		645,571		645,546		700,889
Number of dilutive potential ordinary shares outstanding (In number of shares)		1,163		70,267		69,598
Weighted average number of ordinary shares outstanding (In number of shares)		245,050,629		245,241,550		245,276,905
Diluted earnings per share (In Korean won)		2,634		2,632		2,858

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

31.	Dividend

The dividends paid by the Group in 2020, 2019 and 2018 were ￦269,766 million (￦ 1,100 per share), ￦269,659 million (￦ 1,100 per share), and ￦245,097 million (￦ 1,000 per share), respectively. A dividend in respect of the year ended December 31, 2020, of ￦1,350 per share, amounting to a total dividend of ￦326,487 million, was approved at the shareholders’ meeting on March 29, 2021.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

32.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2018, 2019 and 2020, are as follows:

(In millions of Korean won)	2018		2019		2020
1. Profit for the year	￦	719,412	￦	695,868	￦	746,256
2. Adjustments to reconcile net income
Income tax expense		314,565		320,060		285,349
Interest income		(265,817)		(303,722)		(291,425)
Interest expense		296,894		278,975		265,035
Dividends income		(2,910)		(3,408)		(4,442)
Depreciation		2,735,413		2,567,754		2,635,307
Amortization of intangible assets		629,526		660,705		628,154
Depreciation of right-of-use assets		—		433,199		404,174
Provision for severance benefits		245,926		256,525		255,615
Impairment losses on trade receivables		113,064		60,193		139,957
Share of net profit or loss of associates and joint ventures		5,912		3,252		(18,041)
Loss(gain) on disposal of associates and joint ventures		(3,737)		30		111
Loss(gain) on disposal of right-of-use assets		—		1,556		2,047
Impairment losses on assets held for sale		—		7,586		—
Loss on disposal of property and equipment and investment in properties		68,688		49,284		55,590
Loss(gain) on disposal of intangible assets		(4,256)		(1,248)		246
Loss on impairment of intangible assets		12,997		61,899		211,636
Loss(gain) on foreign currency translation		68,952		75,998		(138,011)
Loss(gain) on valuation and settlement of derivatives, net		(92,210)		(70,482)		155,600
Loss(gain) on disposal of financial assets at fair value through profit or loss		(1,712)		(5,115)		329
Gain on valuation of financial assets at fair value through profit or loss		(10,768)		(4,335)		(59,044)
Loss(gain) on disposal of financial assets at amortized cost		(44)		43		(138)
Others		(55,969)		143,500		127,949
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		(81,217)		(433,292)		66,462
Decrease(Increase) in other receivables		356,643		(79,130)		685,209
Decrease(increase) in other current assets		(123,258)		984		9,089
Decrease(increase) in other non-current assets		19,556		(178,180)		(86,039)
Decrease(increase) in inventories		(480,543)		240,488		288,507
Increase(decrease) in trade payables		(167,841)		44,354		(135,760)
Decrease in other payables		(448,301)		(102,375)		(1,232,646)
Increase in other current liabilities		291,548		43,384		127,076
Increase(decrease) in other non-current liabilities		144,072		(199,547)		(56,319)
Decrease(Increase) in provisions		85,946		(12,164)		2,264
Decrease(Increase) in deferred revenue		48,201		641		(1,948)
Increase in plan assets		(53,301)		(375,499)		(136,336)
Payment of severance benefits		(153,209)		(119,716)		(186,520)

4. Cash generated from operations (1+2+3)	￦	4,212,222	￦	4,058,065	￦	4,745,293

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented in cash generated from operations.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Significant transactions not affecting cash flows for the years ended December 31, 2018, 2019 and 2020, are as follows:

(In millions of Korean won)	2018		2019		2020
Reclassification of the current portion of borrowings	￦	1,149,599	￦	1,030,056	￦	1,229,359
Reclassification of construction-in-progress to property and equipment		1,988,014		2,698,146		3,011,519
Reclassification of accounts payable from property and equipment		122,185		685,859		22,052
Reclassification of accounts payable from intangible assets		584,595		(356,911)		(345,675)
Reclassification of payable from defined benefit liability		(31,838)		(19,053)		72,346
Reclassification of payable from plan assets		(9,497)		(14,298)		66,046

33.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	2019
	Beginning		Cash flows		Non-cash										Ending
					Changes in Accounting Policy[1]		Newly acquired		Exchange difference		Fair Value changes		Others
Borrowing	￦	6,648,294	￦	574,175	￦	—	￦	—	￦	64,398	￦	—	￦	12,000	￦	7,298,867
Lease liabilities		163,858		(485,444)		771,410		774,906		—		—		(13,379)		1,211,351
Derivative liabilities		65,067		(9,734)		—		—		(4,234)		(20,058)		(10,945)		20,096
Derivative assets		(29,843)		33,635		—		—		(53,729)		(11,398)		2,759		(58,576)

Total	￦	6,847,376	￦	112,632	￦	771,410	￦	774,906	￦	6,435	￦	(31,456)	￦	(9,565)	￦	8,471,738

1	For information on the financial impacts due to change in accounting policy, see Note 41.

(In millions of Korean won)	2020
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair Value changes		Change in Consolidati- on Scope		Others
Borrowing	￦	7,298,867	￦	167,867	￦	17,523	￦	(157,985)	￦	—	￦	—	￦	(9,974)	￦	7,316,298
Lease liabilities		1,211,351		(447,784)		473,477		(3)		40		3,564		(97,005)		1,143,640
		—		(13,674)		13,674		—		—		—		—		—
Derivative liabilities		20,096		(943)		2,798		142,511		(23,669)		—		(10,220)		130,573
Derivative assets		(58,576)		34,933		—		2,870		(3,456)		—		16,623		(7,606)

Total	￦	8,471,738	￦	(259,601)	￦	507,472	￦	(12,607)	￦	(27,085)	￦	3,564	￦	(100,576)	￦	8,582,905

34.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business and others
Satellite TV	Satellite TV business
Others	IT, facility security and global business, and others

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Details of each segment for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization[1]
ICT	￦	17,724,320	￦	933,191	￦	2,917,163
Finance		3,771,681		148,440		22,580
Satellite TV		690,821		66,735		98,310
Others		5,159,459		53,316		236,715

		27,346,281		1,201,682		3,274,768
Elimination		(3,910,231)		(100,822)		6,964

Consolidated amount	￦	23,436,050	￦	1,100,860	￦	3,281,732

1	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.

	2019
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization[1]
ICT	￦	18,527,631	￦	634,046	￦	3,229,159
Finance		3,795,185		158,235		27,852
Satellite TV		694,637		69,357		94,992
Others		5,845,973		218,402		357,294

		28,863,426		1,080,040		3,709,297
Elimination		(3,964,237)		(53,070)		(79,805)

Consolidated amount	￦	24,899,189	￦	1,026,970	￦	3,629,492

1	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.

	2020
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization[1,2]
ICT	￦	18,275,765	￦	809,741	￦	3,233,878
Finance		3,686,430		85,008		53,098
Satellite TV		706,631		71,345		84,931
Others		5,944,093		209,078		346,215

		28,612,919		1,175,172		3,718,122
Elimination		(4,172,272)		(152,839)		(83,838)

Consolidated amount	￦	24,440,647	￦	1,022,333	￦	3,634,284

1	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.
2	Property and equipment and intangible assets associated with ICT reporting segment are ￦ 13,583,173 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Operating revenues for the years ended December 31, 2018, 2019 and 2020 and non-current assets as at December 31, 2019 and 2020 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues						Non-current assets[1]
Location	2018		2019		2020		2019.12.31		2020.12.31
Domestic	￦	23,376,218	￦	24,832,068	￦	24,368,729	￦	19,198,416	￦	18,934,766
Overseas		59,832		67,121		71,918		76,679		18,243

Total	￦	23,436,050	￦	24,899,189	￦	24,440,647	￦	19,275,095	￦	18,953,009

1	Non-current assets include property and equipment, intangible assets, investment properties and right-of-use assets.

35.	Related Party Transactions

The list of related party of the Group as at December 31, 2020, is as follows:

Relationship	Name of Entry
Associates and joint ventures	Korea Information & Technology Investment Fund (KIF Investment Fund), K-Realty CR-REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea electronic Vehicle charging service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co.,Ltd., Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad, KT Philippines Co., Ltd., Studio Discovery Co., Ltd , KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395, KT-Smart Factory Investment Fund

Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2019 and 2020, are as follows:

		December 31, 2019
		Receivables				Payables
(In millions of Korean won)		Trade receivables		Other receivables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	￦	608	￦	23,100	￦	—	￦	57,907
	K Bank, Inc.		583		13,664		557		—
	Others		434		1,177		711		—

Total		￦	1,625	￦	37,941	￦	1,268	￦	57,907

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

		December 31, 2020
		Receivables				Payables
(In millions of Korean won)		Trade receivables		Other receivables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	￦	457	￦	16,200	￦	—	￦	20,857
	K Bank, Inc.		775		32,964		891		—
	Others		72		1,147		858		—

Total		￦	1,304	￦	50,311	￦	1,749	￦	20,857

Significant transactions with related parties for the years ended December 31, 2018, 2019 and 2020, are as follows:

		2018
(In millions of Korean won)		Sales	Purchases[1]	Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	￦2,088	￦31,984	￦8,932
	MOS GS Co., Ltd. [2]	493	12,023	8
	MOS Daegu Co., Ltd. [2]	229	8,775	8
	MOS Chungcheong Co., Ltd. [2]	540	9,159	8
	MOS Gangnam Co., Ltd. [2]	333	11,549	10
	MOS GB Co., Ltd. [2]	1,378	16,519	12
	MOS BS Co., Ltd. [2]	324	11,193	10
	MOS Honam Co., Ltd. [2]	331	10,499	10
	K Bank, Inc.	15,705	7,004	—
	NgeneBio [3]	3	—	—
	Others	2,888	9,547	2,148

Total		￦24,312	￦128,252	￦11,146

1	The amounts include acquisition of primarily property and equipment.
2	It is the amount before excluded from consolidation during the year.
3	It is the amount before excluded from associates during the year

		2019
(In millions of Korean won)		Sales		Purchases[1]
Associates and joint ventures	K- Realty CR-REITs No.1	￦	1,302	￦	—
	K Bank, Inc.		17,815		8,524
	Others		1,498		10,531
Others	K-REALTY CR-REIT 10 [1]		2,801		—

	Total	￦	23,416	￦	19,055

1	The amounts include acquisition of property and equipment and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

		December 31, 2019
(In millions of Korean won)		Acquisition of lease receivables		Acquisition of right-of-use assets		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	￦	—	￦	776	￦	2,225	￦	10,928
	Korea Information & Technology Investment Fund (KIF Investment Fund)		—		—		—		4,280
	Others		—		—		—		146

	Total	￦	—	￦	776	￦	2,225	￦	15,354

		2020
(In millions of Korean won)		Sales		Purchases[1]
Associates and joint ventures	K- Realty CR-REITs No.1	￦	2,298	￦	—
	Korea Information & Technology Investment Fund (KIF Investment Fund)		—		—
	K Bank, Inc.		15,658		8,227
	Others		809		10,272

	Total	￦	18,765	￦	18,499

1 The amounts include acquisition of primarily property and equipment.

		December 31, 2020
(In millions of Korean won)		Interest income		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1		￦—		￦917		￦8,061
	Korea Information & Technology Investment Fund (KIF Investment Fund)		—		—		9,241
	K Bank, Inc.		14		—		—
	Others		—		—		43

	Total	￦	14	￦	917	￦	17,345

Key management compensation for the years ended December 31, 2018, 2019 and 2020, consists of:

(In millions of Korean won)	2018		2019		2020
Salaries and other short-term benefits	￦	2,762	￦	2,955	￦	2,086
Post-employment benefits		751		321		390
Stock-based compensation		878		891		5,613

Total	￦	4,391	￦	4,167	￦	8,089

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Fund transactions with related parties for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018
(In millions of Korean won)	Equity contributions in cash and others
Associates and joint ventures
PHI Healthcare Inc. (HooH Healthcare Inc.)	￦	1,000
KT-CKP New Media Investment Fund		(1,229)
PT. Mitra Transaksi Indonesia [1]		1,567
Gyeonggi-KT Yoojin Superman Fund		1,000
KT-DSC creative economy youth start-up investment fund		(1,800)
KT-IBKC future investment fund 1		(1,050)
Korea Electronic Vehicle Charging Service		168
K Bank, Inc.		26,725
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company		(3,423)
JB Emerging Market Specialty Investment Private Equity Trust No.1		3,960
K-REALTY CR REIT 1		—
Korea Information & Technology Investment Fund		—
MOS GS Co., Ltd. [2]		(147)
MOS Daegu Co., Ltd. [2]		(147)
MOS Chungcheong Co., Ltd. [2]		(153)
MOS Gangnam Co., Ltd. [2]		(180)
MOS GB Co., Ltd. [2]		(203)
MOS BS Co., Ltd. [2]		(183)
MOS Honam Co., Ltd. [2]		(206)
Daiwon Broadcasting Co., Ltd.		—
Boston Global Film & Contents Fund L.P.		(986)
Gyeonggi-KT Green Growth Fund		—

Total	￦	24,713

1	It is the amount before reclassification to assets held for sale.
2	It is the amount before included in consolidation during the year.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

	December 31, 2019
	Borrowing transaction[1]				Equity contributions in cash
(In millions of Korean won)	Borrowing [2]		Repayment
KT-IBKC Future Investment Fund1	￦	—	￦	—	￦	3,750
KT Philippines co. Ltd.		—		—		99
Virtua Realm Sendirian Berhad		—		—		550
K-REALTY CR REIT 1		—		30,385		—
K Bank, Inc		—		—		21,782
KIF Investment Fund		—		—		—
Daiwon Broadcasting Co.,Ltd.		—		—		—
JB Emerging Market Specialty Investment Private Equity Trust No.1		—		—		—
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000
KT-CKP New Media Investment Fund		—		—		(174)
KT-DSC creative economy youth start-up investment fund		—		—		(1,800)
KT-Smart Factory Investment Fund		—		—		2,800
KT-SB Venture Investment Fund		—		—		(2,404)

Total	￦	—	￦	30,385	￦	25,603

1	Borrowing transactions include lease transactions.
2	Conversion effect from the adoption of IFRS 16 Lease on January 1, 2019 has been excluded.

	December 31, 2020
	Borrowing transaction[1]				Equity contributions in cash
(In millions of Korean won)	Borrowing		Repayment
K- Realty CR-REITs No.1	￦	—	￦	20,304	￦	—
Studio Discovery Co. Ltd.		—		—		3,000
KT Young Entrepreneurs DNA Investment Fund		—		—		3,600
KT-Smart Factory Investment Fund		—		—		2,800
KT-CKP New Media Investment Fund		—		—		(109)
K Bank Inc.		—		—		195,011
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000
Hyundai Robotics Co. Ltd.		—		—		50,000

Total	￦	—	￦	20,304	￦	255,302

1	Borrowing transactions include lease transactions.

As at December 31, 2020, there is no collateral or payment guarantee provided to or from related parties.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

36.	Financial Risk Management

(1) Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures such as cash flow risk.

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

As at December 31, 2018, 2019 and 2020, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax[1]		Shareholders’ equity
2018.12.31	10%	￦	7,212	￦	10,196
	-10%		(12,413)		(9,625)
2019.12.31	10%	￦	45,149	￦	52,092
	-10%		(45,149)		(52,092)
2020.12.31	10%	￦	25,220	￦	36,961
	-10%		(25,220)		(36,961)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

[1]	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies.

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as at December 31, 2018, 2019 and 2020, are as follows:

(In thousands of foreign currencies)	2018		2019		2020
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	528,539	1,893,849	645,941	1,830,764	400,046	1,937,935
SDR[1]	267	730	255	729	255	728
JPY	66,078	50,000,000	24,930	80,000,000	209,376	46,000,009
GBP	—	256	—	56	—	—
EUR	2	6	1	6	316	162
DZD[2]	618	—	—	—	—	—
CNY	1,954	171	457	161	458	491
UZS[3]	121,053	—	—	—	—	—
RWF[4]	857	—	706	—	646	—
THB[5]	—	—	—	—	535	—
MMK[6]	84	—	84	—	—	—
TZS[7]	—	2,876	6,919	—	1,019	—
BWP[8]	897	—	911	—	212	—
HKD	—	—	—	268	—	198
BDT[9]	39,494	—	18,897	—	—	—
PLN[10]	26	—	—	—	26	—
VND[11]	467,272	—	271,563	—	242,370	—
XAF[12]	666	—	97,411	—	16,229	—
SGD	—	—	—	—	6	284,000

[1]	Special Drawing Rights.
[2]	Algeria Dinar.
[3]	Uzbekistan Sum.
[4]	Rwanda Franc.
[5]	Thailand Bhat.
[6]	Myanmar Kyat.
[7]	Tanzanian Shilling.
[8]	Botswana Pula.
[9]	Bangladesh Taka.
[10]	Polish Zloty.
[11]	Vietnam Dong.
[12]	Central African Franc.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(iii) Price risk

As at December 31, 2018, 2019 and 2020, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of price	Income before tax		Equity
2018.12.31	10%	￦	12	￦	898
	-10%		(12)		(898)
2019.12.31	10%	￦	24	￦	613
	-10%		(24)		(613)
2020.12.31	10%	￦	2,811	￦	3,472
	-10%		(2,811)		(3,472)

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

As at December 31, 2018, 2019 and 2020, if the market interest rate had increased/decreased by 100 bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2018.12.31	+ 100 bp	￦	1,059	￦	9,689
	- 100 bp		(1,958)		(10,237)
2019.12.31	+ 100 bp	￦	425	￦	14,764
	- 100 bp		(482)		(19,280)
2020.12.31	+ 100 bp	￦	973	￦	18,584
	- 100 bp		(973)		(19,377)

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

December 31, 2018, 2019 and 2020

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

The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Cash and cash equivalents (except for cash on hand)	￦	2,226,608	￦	2,625,581
Trade and other receivables
Financial assets at amortized costs		5,784,228		5,034,621
Financial assets at fair value through other comprehensive income		1,256,266		1,118,619
Contract assets		557,041		586,438
Other financial assets
Derivatives financial assets for hedging		58,576		7,684
Financial assets at fair value through profit or loss		541,657		680,453
Financial assets at fair value through other comprehensive income		7,086		6,570
Financial assets at amortized costs		441,804		671,068

Total	￦	10,873,266	￦	10,731,034

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(i) Trade receivables and contract assets

The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

The Group measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2020. Expected credit loss of 12 months was applied as the credit sales and other credit-related assets of BC Card Co., Ltd., a subsidiary of the Group, has been determined to have low credit risk.

(ii) Cash equivalents (except for cash on hand)

The Group is also exposed to credit risk in relation cash equivalents. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

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

December 31, 2018, 2019 and 2020

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the consolidated financial statements.

	December 31, 2019
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	8,149,445	￦	805,241	￦	370,044	￦	9,324,730
Borrowings(including debentures)		1,304,936		4,417,639		2,493,637		8,216,212
Lease liabilities		397,609		688,518		221,255		1,307,382
Other non-derivative financial liabilities		1,749		175,764		18,962		196,475
Financial guarantee contracts[1]		19,422		—		—		19,422

Total	￦	9,873,161	￦	6,087,162	￦	3,103,898	￦	19,064,221

1

It is total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

	December 31, 2020
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	6,587,796	￦	730,758	￦	258,255	￦	7,576,809
Borrowings(including debentures)		1,573,944		4,373,534		2,258,360		8,205,838
Lease liabilities		336,024		658,501		190,907		1,185,432
Other non-derivative financial liabilities		574		131,242		—		131,816
Financial guarantee contracts[1]		22,422		—		—		22,422

Total	￦	8,520,760	￦	5,894,035	￦	2,707,522	￦	17,122,317

1

It is total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the consolidated financial statements.

	December 31, 2018
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	455,343	￦	1,466,915	￦	517,301	￦	2,439,559
Inflow		484,505		1,492,718		519,133		2,496,356

	December 31, 2019
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	650,497	￦	1,602,513	￦	507,947	￦	2,760,957
Inflow		684,720		1,648,746		524,483		2,857,949

	December 31, 2020
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	248,300	￦	2,179,046	￦	498,619	￦	2,925,965
Inflow		249,301		2,074,747		480,570		2,804,618

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

The debt-to-equity ratios as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019		December 31, 2020
Total liabilities	￦	19,491,530	￦	18,111,112
Total equity		15,140,684		15,551,433
Debt-to-equity ratio		129%		116%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won, %)	December 31, 2019		December 31, 2020
Total borrowings	￦	7,298,867	￦	7,316,298
Less: cash and cash equivalents		(2,305,894)		(2,634,624)

Net debt		4,992,973		4,681,674
Total equity		15,140,684		15,551,433
Total capital		20,133,657		20,233,107
Gearing ratio		25%		23%

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	December 31, 2019
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	￦	66,487	￦	(1)	￦	66,486	￦	(63,604)	￦	—	￦	2,882
Other financial assets		18,571		(13)		18,558		(18,526)		—		32

	￦	85,058	￦	(14)	￦	85,044	￦	(82,130)	￦	—	￦	2,914

(In millions of Korean won)	December 31, 2020
	Gross assets		Gross liabilities offset	Net amounts presented in the statement of financial position		Amounts not offset			Net amount
						Financial instruments	Cash collateral
Trade receivables	￦	71,497	￦ (1)	￦	71,496	￦ (67,421)	￦	—	￦	4,075

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	December 31, 2019
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	65,669	￦	(13)	￦	65,656	￦	(63,628)	￦	—	￦	2,028
Other financial liabilities		18,509		(1)		18,508		(18,502)		—		6

	￦	84,178	￦	(14)	￦	84,164	￦	(82,130)	￦	—	￦	2,034

(In millions of Korean won)	December 31, 2020
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	69,361	￦	—	￦	69,361	￦	(67,421)	￦	—	￦	1,940
Other financial liabilities		1		(1)		—		—		—		—

	￦	69,362	￦	(1)	￦	69,361	￦	(67,421)	￦	—	￦	1,940

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

37.	Fair Value

37.1 Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at December 31, 2019 and 2020, are as follows:

	December 31, 2019			December 31, 2020
(In millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	￦	2,305,894	[1]	￦	2,634,624	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		5,748,459	[1]		4,976,423	[1]
Financial assets at fair value through other comprehensive income		1,256,266	1,256,266		1,118,619	1,118,619
Other financial assets
Financial assets measured at amortized cost		441,804	[1]		671,068	[1]
Financial assets at fair value through profit or loss		632,324	632,324		809,919	809,919
Financial assets at fair value through other comprehensive income		557,342	557,342		258,516	258,516
Derivative financial assets for hedging		58,576	58,576		7,684	7,684

Total	￦	11,000,665		￦	10,476,853

Financial liabilities
Trade and other payables	￦	8,679,698	[1]	￦	7,017,639	[1]
Borrowings		7,298,867	[1]		7,316,298	[1]
Other financial liabilities
Financial liabilities at amortized cost		129,945	[1]		132,558	[1]
Financial liabilities at fair value through profit or loss		38	38		2,682	2,682
Derivative financial liabilities for hedging		20,096	20,096		127,929	127,929

Total	￦	16,128,644		￦	14,597,106

1	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value
2	With the application of IFRS 7, lease receivables are excluded from fair value disclosure.

37.2	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

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

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2019 and 2020, are as follows:

(In millions of Korean won)	December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	1,256,266	￦	—	￦	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		136,951		495,141		632,324
Financial assets at fair value through other comprehensive income		6,738		508,550		42,054		557,342
Derivative financial assets for hedging		—		40,788		17,788		58,576
Disclosed fair value

Investment properties		—		—		2,304,583		2,304,583

Total	￦	6,970	￦	1,942,555	￦	2,859,566	￦	4,809,091

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	38	￦	—	￦	38
Derivative financial liabilities for hedging		—		20,096		—		20,096

Total	￦	—	￦	20,134	￦	—	￦	20,134

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

(In millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	1,118,619	￦	—	￦	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		46,449		330,961		432,509		809,919
Financial assets at fair value through other comprehensive income		5,606		202,121		50,789		258,516
Derivative financial assets for hedging		—		7,684		—		7,684
Disclosed fair value

Investment properties		—		—		2,645,482		2,645,482

Total	￦	52,055	￦	1,659,385	￦	3,128,780	￦	4,840,220

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	45	￦	2,637	￦	2,682
Derivative financial liabilities for hedging		—		123,735		4,194		127,929

Total	￦	—	￦	123,780	￦	6,831	￦	130,611

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

37.3 Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements as at December 31, 2019 and 2020, are as follows:

	2019
	Financial assets				Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	￦	163,600	￦	311,536	￦	(10,183)	￦	7,758
Purchases		584,671		6,081		—		—
Reclassification		225,873		(444,782)		—		—
Disposal		(485,419)		(941)		—		(9,734)
Amount recognized in profit or loss[1,2]		6,416		—		14,462		1,976
Amount recognized in other comprehensive income[1]		—		170,160		13,509		—

Ending balance	￦	495,141	￦	42,054	￦	17,788	￦	—

1	Amount recognized in profit or loss and other comprehensive income with respect to derivative financial liabilities for hedging comprises loss on valuation of derivative instruments.
2	Amount recognized in profit or loss with respect to financial liabilities at fair value through profit or loss comprises loss on valuation of derivative instruments.

	2020
	Financial assets				Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss		Derivative financial assets (liabilities) for hedging
Beginning balance	￦	495,141	￦	42,054	￦	—	￦	(17,788)
Purchases		374,259		13,142		2,798		—
Reclassification		208		—		—		—
Disposal		(451,663)		(571)		—		—
Amount recognized in profit or loss[1,2]		14,564		(428)		(161)		29,345
Amount recognized in other comprehensive income[1]		—		(3,408)		—		(7,363)

Ending balance	￦	432,509	￦	50,789	￦	2,637	￦	4,194

1	Amount recognized in profit or loss and other comprehensive income with respect to derivative financial liabilities for hedging comprises loss on valuation of derivative instruments.
2	Amount recognized in profit or loss with respect to financial liabilities at fair value through profit or loss comprises loss on valuation of derivative instruments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

37.4	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2019 and 2020, are as follows:

	December 31, 2019
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		632,092	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		550,604	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		58,576	2,3	Hull-White model, DCF Model
Investment properties		2,304,583	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	38	2	DCF Model
Derivative financial liabilities for hedging		20,096	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

	December 31, 2020
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		763,470	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		252,910	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		7,684	2	DCF Model
Investment properties		2,645,482	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,682	2,3	DCF Model, Binomial Option Pricing
Derivative financial liabilities for hedging		127,929	2,3	Hull-White model, DCF Model

37.5	Valuation Processes for Fair Value Measurements Categorized Within Level 3

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

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2019 and 2020, are as follows:

	2019				2020
(In millions of Korean won)	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	￦	5,107	￦	(2,824)	￦	3,682	￦	—
II. New transactions		—		—		—		—
III. Recognized at fair value through profit or loss		(1,425)		2,824		(1,425)		—

IV. Ending balance (I+II+III)	￦	3,682	￦	—	￦	2,257	￦	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

38.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of Asset Backed Commercial Paper (“ABCP”) due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 2020, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to Private Equity Fund (“PEF”) and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2020, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2019 and 2020, are as follows:

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

	December 31, 2020
(In millions of Korean won)	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	2,004,869	￦	4,380,534	￦	2,152,412	￦	8,537,815
Assets recognized in statement of financial position
Other financial assets	￦	29,874	￦	128,332	￦	—	￦	158,206
Joint ventures and associates		51,607		219,753		—		271,360

Total	￦	81,481	￦	348,085	￦	—	￦	429,566

Maximum loss exposure[1]
Investment assets	￦	81,481	￦	348,085	￦	—	￦	429,566
Cash deficiency support		—		29,130		—		29,130

Total	￦	81,481	￦	377,215	￦	—	￦	458,696

1

It includes the investments recognized in the Group’s consolidated financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

39.	Information About Non-controlling Interests

39.1 Changes in Accumulated Non-controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2018, 2019 and 2020 are as follows:

(In millions of Korean won)	December 31, 2018
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	￦	328,302	￦	23,405	￦	(8,279)	￦	30,722	￦	374,150
BC Card Co., Ltd.	30.5%		339,067		28,418		(35,924)		13,986		345,547
KT Powertel Co., Ltd.	55.2%		53,053		(3,058)		—		2,870		52,865
KT Hitel Co.,Ltd.	32.9%		53,146		454		—		(1,264)		52,336
KT Telecop Co., Ltd.	13.2%		103,468		59		—		(170)		103,357

(In millions of Korean won)	December 31, 2019
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	￦	374,150	￦	10,029	￦	(8,279)	￦	6	￦	375,906
BC Card Co., Ltd.	30.5%		345,547		37,795		(18,900)		53,033		417,475
KT Powertel Co., Ltd.	55.2%		52,865		1,751		—		(340)		54,276
KT Hitel Co., Ltd.	32.9%		52,336		1,720		—		653		54,709
KT Telecop Co., Ltd.	13.2%		103,357		(588)		—		(99,119)		3,650

(In millions of Korean won)	December 31, 2020
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	￦	375,906	￦	22,171	￦	(8,279)	￦	(898)	￦	388,900
BC Card Co., Ltd.	30.5%		417,475		9,899		(22,787)		7,239		411,826
KT Powertel Co., Ltd.	55.2%		54,276		2,151		(478)		(202)		55,747
KT Hitel Co., Ltd.	32.9%		54,709		(1,840)		—		(2,563)		50,306
KT Telecop Co., Ltd.	13.2%		3,650		152		—		(208)		3,594

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

39.2 Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-company eliminations is as follows:

Summarized consolidated statements of financial position as at December 31, 2018, 2019 and 2020, are as follows:

	December 31, 2018
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate (%)		49.7%		30.5%		55.2%		32.9%		13.2%
Current assets	￦	301,739	￦	2,997,429	￦	84,785	￦	161,162	￦	52,367
Non-current assets		514,263		724,950		39,279		111,546		220,125
Current liabilities		112,411		2,520,050		27,187		63,231		85,648
Non-current liabilities		37,430		110,486		1,030		2,812		54,666
Equity		666,161		1,091,843		95,847		206,665		132,178
Operating revenue		694,059		3,551,715		65,620		279,117		328,262
Profit or loss for the year		52,010		70,889		(5,545)		657		166
Total comprehensive income (loss)		47,787		116,604		(5,792)		738		(1,517)
Cash flows from operating activities		183,474		86,299		11,603		43,855		40,351
Cash flows from investing activities		(139,846)		128,538		(2,580)		(26,335)		(76,969)
Cash flows from financing activities		(77,647)		(117,561)		—		—		10,000
Net increase (decrease) in cash and cash equivalents		(34,019)		97,276		9,023		17,520		(26,618)
Cash and cash equivalents at beginning of year		65,747		177,826		6,626		21,647		32,326
Exchange differences		—		(13)		—		19		—
Cash and cash equivalents at end of year		31,728		275,089		15,649		39,186		5,708

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

	December 31, 2019
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate (%)		49.7%		30.5%		55.2%		32.9%		13.2%
Current assets	￦	459,077	￦	2,580,634	￦	86,465	￦	115,694	￦	55,908
Non-current assets		389,199		1,332,348		31,587		164,124		223,969
Current liabilities		123,506		2,452,219		17,757		62,378		64,218
Non-current liabilities		19,333		142,013		2,009		12,391		89,622
Equity		705,437		1,318,750		98,286		205,049		126,037
Operating revenue		704,996		3,553,008		62,846		323,065		332,063
Profit or loss for the year		56,008		115,885		3,085		1,426		(4,875)
Total comprehensive income (loss)		55,936		289,122		2,469		(1,840)		(6,558)
Cash flows from operating activities		152,549		429,331		780		49,870		52,693
Cash flows from investing activities		(101,594)		(419,894)		(9,525)		(50,138)		(44,393)
Cash flows from financing activities		(18,833)		(5,744)		(687)		(1,860)		(5,227)
Net increase (decrease) in cash and cash equivalents		32,122		3,693		(9,432)		(2,128)		3,073
Cash and cash equivalents at beginning of year		31,728		275,089		15,649		39,186		5,708
Exchange differences		—		380		—		(15)		—
Cash and cash equivalents at end of year		63,850		279,162		6,217		37,043		8,781

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

	December 31, 2020
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Non-controlling Interests rate (%)		49.7%		30.5%		55.2%		32.9%		13.2%
Current assets	￦	480,450	￦	1,785,914	￦	90,056	￦	140,948	￦	79,076
Non-current assets		439,026		1,298,484		29,638		148,001		239,380
Current liabilities		153,236		1,602,667		17,045		74,045		136,565
Non-current liabilities		21,803		176,083		1,788		18,554		57,172
Equity		744,437		1,305,648		100,861		196,350		124,719
Operating revenue		706,631		3,387,641		65,898		350,231		392,489
Profit or loss for the year		58,190		39,455		3,809		2,080		212
Total comprehensive income (loss)		55,647		61,796		3,442		(8,700)		(1,319)
Cash flows from operating activities		160,934		(119,163)		6,011		62,521		35,834
Cash flows from investing activities		(105,293)		58,042		(3,353)		(58,186)		(57,976)
Cash flows from financing activities		(19,650)		22,790		(1,515)		(1,856)		14,652
Net increase (decrease) in cash and cash equivalents		35,991		(38,331)		1,143		2,479		(7,490)
Cash and cash equivalents at beginning of year		63,850		279,162		6,217		37,043		8,781
Exchange differences		(7)		(247)		—		(83)		—
Cash and cash equivalents at end of year		99,834		240,584		7,360		39,439		1,291

39.3	Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2018, 2019 and 2020 is summarized as follows:

(In millions of Korean won)	2018		2019		2020
Carrying amount of non-controlling interests acquired	￦	(194)	￦	(9,566)	￦	1,750
Consideration paid to non-controlling interests		11,312		484		9,878

Excess of consideration paid recognized in parent’s equity	￦	11,118	￦	(9,082)	￦	11,628

40.	Business Combination

On April 30, 2020, the Controlling Company acquired 1,400,000 shares (59.8%) of KT Engineering Co., Ltd. (formerly KT ENG Core) and 940,000 shares (40.2%) of KT Estate, a subsidiary of the Group, to cultivate an engineering company in the group through early normalization and termination of corporate rehabilitation of KT Engineering Co., Ltd. (formerly KT ENG Core). Through these transactions, KT Engineering Co., Ltd. (formerly KT ENG Core Co., Ltd.) was included as a subsidiary, and it was accounted for in accordance with IFRS 3 Business Combinations.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

As a result of applying the acquisition method, identifiable intangible assets of ￦ 3 million and goodwill of ￦ 407 million were generated.

As of the acquisition date of control, the total consideration transferred, the recognized amount of assets acquired and liabilities acquired by major types, and calculation details of goodwill are as follows:

(In millions of Korean won)	Amount
Total transfer cost (a)	￦	46,800
Recognized amount of assets acquired and liabilities assumed (b)[1]		46,393
Cash and cash equivalents		57,845
Trade and other receivable		95,814
Other financial assets		3,110
Other assets		14,021
Inventories		1,521
Property and equipment		3,128
Intangible assets		410
Trade and other payables		(105,964)
Other liabilities		(4,815)
Current income tax liabilities		(3,664)
Other provisions		(13,745)
Retirement benefit liabilities		(1,268)

Goodwill (a-b)	￦	407

1	Assets acquired and liabilities acquired in accordance with IFRS 3 Business Combinations are measured at fair value.

As at December 31, 2020, goodwill is subject to change as the underwriting results of fair value valuation of identifiable asset liabilities for allocation of consideration has not been confirmed.

After the acquisition of control, operating income included in the consolidated statement before the removal of intercompany transactions is ￦ 250,380 million and net loss is ￦ 1,948 million. Had KT Engineering (KT ENGCORE Co., Ltd.) consolidated on January 1, 2020, the operating revenue that would be included is ￦ 387,697 million and the net loss for the year is ￦ 8,461 million.

41.	Changes in Accounting Policies – Determination of Lease Term Considering Economic Penalty

From January 1, 2020, the Group has changed its accounting policy by adopting accounting treatments in accordance with agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by IFRS Interpretations Committee on December 16, 2019. The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable. The changes in accounting policy have been adopted retrospectively in accordance with IAS 8 Accounting Policies, Changes in

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

Accounting Estimates and Errors, and comparatives for the 2019 financial year have been adjusted.

In relation to the changes in accounting policy, the adjusted amounts recognized in each line item in the consolidated financial statements are as follows:

Consolidated Statements of Financial Position

	December 31, 2019						December 31, 2020
(In millions of Korean won)	Previously reported amount		Adjustment		Adjusted amount		Amount based on previous policy		Adjustment		Amount based on changed policy
Current assets
Prepaid expenses	￦	76,036	￦	(1,026)	￦	75,010	￦	61,930	￦	(2,119)	￦	59,811
Non-current assets
Right-of-use assets		788,497		479,832		1,268,329		585,034		632,145		1,217,179

Current liabilities
Lease liabilities	￦	355,833	￦	36,600	￦	392,433	￦	281,961	￦	63,263	￦	345,224
Non-current liabilities
Lease liabilities		373,307		445,612		818,919		231,884		566,532		798,416

Total liabilities	￦	729,140	￦	482,212	￦	1,211,352	￦	513,845	￦	629,795	￦	1,143,640

Net assets
Retained earnings	￦	11,594,322	￦	(3,406)	￦	11,590,916	￦	12,155,188	￦	232	￦	12,155,420

Total equity	￦	11,594,322	￦	(3,406)	￦	11,590,916	￦	12,155,188	￦	232	￦	12,155,420

Consolidated Statements of Operations

	2019						2020
(In millions of Korean won)	Previously reported amount		Adjustment		Adjusted amount		Amount based on previous policy		Adjustment		Amount based on changed policy
Operating revenue	￦	24,899,189	￦	—	￦	24,899,189	￦	24,434,851	￦	5,796	￦	24,440,647
Operating expenses		23,879,015		(6,796)		23,872,219		23,425,377		(7,063)		23,418,314
Finance income		424,395		—		424,395		498,614		—		498,614
Finance costs		421,931		10,202		432,133		498,161		9,222		507,383
Income tax expense		320,060		—		320,060		285,349		—		285,349
Profit for the year		699,274		(3,406)		695,868		742,619		3,637		746,256
Basic earnings per share		2,648		(14)		2,634		2,843		15		2,858
Diluted earnings per share		2,646		(14)		2,632		2,840		18		2,858

With the initial adoption of IFRS 16 Lease, right-of-use assets and lease liabilities increased by ￦ 899,783 million and ￦ 643,375 million, respectively, as at January 1, 2019. In consideration of the economic penalties to be incurred from the contractual obligations, changes in accounting policy in relation to lease term resulted in an additional increase to the beginning balance of right-of-use assets and lease liabilities, by the amount of ￦ 128,035 million and ￦ 128,035 million, respectively, for the year as at January 1, 2019 (Note 33).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

42.	Events After Reporting Period

The Group has issued the following bonds since the end of the reporting period.

Type	Issued date	Face value (In millions of Korean won)		Interest rate	Redemption date
The 194-1st Public bond	Jan. 27, 2021	￦	130,000	1.13%	Jan. 26, 2024
The 194-2nd Public bond	Jan. 27, 2021		140,000	1.45%	Jan. 27, 2026
The 194-3rd Public bond	Jan. 27, 2021		50,000	1.85%	Jan. 27, 2031
The 194-4th Public bond	Jan. 27, 2021		80,000	1.98%	Jan. 25, 2041