Form 20-F
period 2021-12-31
KT CORP
filed 2022-04-28
CIK 892450

As filed with the Securities and Exchange Commission on April 28, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
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
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered

American Depositary Shares, each representing one-half of one share of ordinary share	KT	New York Stock Exchange, Inc.

Ordinary share, par value ￦ 5,000 per share*	KT	New York Stock Exchange, Inc.*
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
As of December 31, 2021, there were 235,808,146 ordinary shares, par value
￦
5,000 per share, outstanding
(not including 25,303,662 ordinary shares held by the registrant as treasury shares)
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
Our consolidated financial statements as of December 31, 2020 and 2021 and for each of the years in the three-year period ended December 31, 2021 and related notes thereto (“Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
All references to “Won” or “
￦
” in this annual report are to the currency of the Republic and all references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars,
￦
1,157.8 to US$1.00,
￦
1,088.0 to US$1.00 and
￦
1,185.5 to US $1.00 on December 31, 2019, 2020 and 2021, respectively.
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
Item 3.A.  [RESERVED]
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
One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. We have acquired a number of licenses to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth. We made bandwidth license payments of
￦
389 billion in 2019,
￦
367 billion in 2020 and
￦
603 billion in 2021.
For our outstanding payment obligations relating to our bandwidth licenses, see “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisition of New Bandwidth Licenses and Usage Fees.” For more information on our bandwidth licenses, see “ Item 4. Information on the Company—Item 4.D. Property, Plant and Equipment—Mobile Networks.”
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
The
COVID-19,
an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has spread globally, has materially and adversely affected the global economy and financial markets in recent months. The World Health Organization declared the
COVID-19
as a pandemic in March 2020. In light of the Government’s recommendations for social distancing, we have periodically implemented remote work arrangements for a portion of our workforce, particularly for employees in areas severely impacted by the pandemic. While we do not believe that such arrangements have had a material adverse impact on our business, a prolonged outbreak of
COVID-19
and its variants may result in further disruptions in the normal operations of our business, including disruptions in the operation of our facilities, delays in our network expansion projects, implementation of further work arrangements requiring employees to work remotely and restrictions on overseas and domestic business travel, which may lead to a reduction in labor productivity.
Other risks associated with a prolonged outbreak of
COVID-19
and its variants or other types of widespread infectious diseases may potentially include:

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
Introduction of new services, such as our 5G mobile services launched in April 2019, poses challenges and risks to us.
The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunications services to maintain our competitiveness. For example, we have been building more advanced mobile telecommunications networks based on 5G technology and commenced providing commercial 5G mobile services in April 2019. Since then, we have expanded our coverage to major cities in Korea, and we plan to further expand the coverage nationwide and increase the transmission speed of our 5G services. As we continue to compete with SK Telecom and LG U+ to improve network quality, introduce new services and accommodate increased data usage of subscribers, we may incur significant expenses to acquire additional bandwidth licenses and incur significant capital expenditures to build out and improve our network. We have made extensive efforts to develop advanced technologies as well as provide a variety of services with enhanced speed, latency and connectivity. Furthermore, we are also continually upgrading our broadband network to enable better fiber-to-the-home
(“FTTH”) connection, which enhances data transmission speed and connection quality.
No assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenue from such services to justify the license fees, capital expenditures and other investments required to provide such services
.
If our new services do not gain broad market acceptance, our business, financial condition and results of operations may be adversely affected.
We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.
One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current businesses. For example, in September 2021, KT Skylife Co., Ltd. (“KT Skylife”), in which we held a 49.99% interest as of December 31, 2021, completed its acquisition of a 100.00% interest in Hyundai HCN Co., Ltd. (“HCN”), which is Korea’s fifth largest cable operator, for
￦
491 billion.
While we plan to continue our search for suitable acquisition and joint venture opportunities, we cannot provide assurance that we will be able to identify attractive opportunities or that we will successfully complete the transactions without encountering administrative, technical, political, financial or other difficulties, or at all. Even if we were to successfully complete the transactions, the success of an acquisition or a joint venture depends largely on our ability to achieve the anticipated synergies, cost savings and growth opportunities from integrating the business of the acquired company or the joint venture with our current businesses. There can be no assurance that we will achieve the anticipated benefits of the transaction, which may adversely affect our business, financial condition and results of operations. Pursuing acquisitions or joint venture transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital through incurring loans or through issuances of bonds or other securities in the international capital markets.
The Korean telecommunications and Internet-related industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.
The Government, primarily through the MSIT and the KCC, has the authority to regulate the telecommunications industry in Korea. The MSIT and the KCC also have the authority to regulate the pay TV industry under the Korea Broadcasting Act and the Internet Multimedia Broadcasting Services Act, which cover our IPTV services, our satellite TV services provided through KT Skylife (in which we held a 49.99% interest as of December 31, 2021), and cable TV services that we provide through HCN, in which KT Skylife holds a 100.0% interest. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.” The MSIT’s policy is to promote competition through measures designed to prevent the dominant service provider in any such market from exercising its market power in a way that would prevent the emergence and development of viable competitors. Under such regulations, if a network service provider has the largest market share for a specified type of telecommunications service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, such entity may be designated as a market-dominating business entity that may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The KCC has also issued guidelines on fair competition of telecommunications and Internet-related companies. In addition, the Government sets the policies regarding the use of radio frequency bandwidths and allocates the bandwidths used for wireless telecommunications by an auction process or by a planned allocation.
We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively. Accordingly, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The form of our standard agreement for providing local network services and each agreement for interconnection with other service providers must also be reported to the MSIT. Although we compete freely with other network service providers in terms of rate plans for our principal telecommunications and Internet-related services except for rates we charge for local calls, our inability to freely set our local telephone service rates may hurt profits from such businesses and impede our ability to compete effectively against our competitors. In addition, the MSIT may periodically announce policy guidelines that telecommunications companies are recommended to take into consideration in their telecommunications and Internet-related businesses.
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
funds of
￦
1.1 billion for personal use between 2009 and 2013) and remanded the case back to the Seoul High Court. On April 26, 2018, the Seoul High Court acquitted Mr. Lee and Mr. Seo of such charge. No indictment or charges of wrongdoing were brought against us or any of our current executives or employees in connection with such indictment of Mr. Lee, Mr. Seo, and Mr. Kim.
In March 2017, the Constitutional Court of Korea found that many Korean corporations, including us, made donations to two non-profit
foundations, Mir Foundation and
K-Sports
Foundation,

at the request of Ms. Geun-hye Park, a former President of Korea. Our contributions comprised
￦
1.1 billion of the total
￦
48.6 billion given to Mir Foundation and
￦
700 million of the total
￦
28.8 billion given to
K-Sports
Foundation. The Constitutional Court also found that an aide of former President Park, at the direction of the former President, on several occasions asked our previous chief executive officer to hire (and later to change the employment positions of) two individuals,
Mr. Dong-Soo
Lee and
Ms. Hye-Sung
Shin. Mr. Lee was hired and later appointed as the head of a business unit in charge of our marketing and advertisement campaigns and Ms. Shin was hired to another position in the same business unit. Subsequently, the same presidential aide also requested that Mr. Lee and our other officers award advertising contracts to Playground Communications Co., Ltd. (“Playground”), an advertising agency in which
Ms. Soon-sil
Choi, a confidante of former President Park, effectively owns a 70% equity interest, according to the Constitutional Court. The Constitutional Court further held that the companies receiving the purported “requests” from former President Park’s aide appeared to have felt immense pressure to comply with the requests and could not easily have rejected them. Playground was awarded seven advertising contracts for a total of approximately
￦
6.8 billion in 2016, amounting to approximately 3.7% of our annual advertising spending in 2016. In 2016, Playground recognized approximately
￦
517 million of income from such activities. We have not awarded additional advertising contracts to Playground since September 2016, and Mr. Lee and Ms. Shin resigned in November 2016 and May 2016, respectively.
In November 2016, the Korean Prosecutor’s Office commenced investigations on former President Park and in April 2017 indicted the former President on charges of bribery, coercion and abuse of power, among others. In August 2018, the Seoul High Court sentenced the former President to a prison term of 25 years and a monetary fine of
￦
20 billion, having found the former President guilty on many of the charges, including the coercion charges relating to the same events underlying the Constitutional Court decisions described above: (i) the employment and changes to the employment positions of Mr. Lee and Ms. Shin at KT Corporation, (ii) the entry into advertising contracts with Playground and (iii) the donations to Mir Foundation and
K-Sports
Foundation by us and other Korean corporations. The prosecution appealed the appellate court’s decision to the Supreme Court of Korea, which in August 2019 vacated the appellate court judgment against the former President on the bribery-related charges due to errors made in its sentencing process and remanded the case back to the Seoul High Court for retrial. In July 2020, the Seoul High Court sentenced former President Park upon retrial to a prison term of 15 years and a monetary fine of
￦
18 billion for the bribery-related charges and a prison term of 5 years for the other charges including abuse of power. The prosecution appealed the appellate court’s decision to the Supreme Court of Korea, which in January 2021 rejected the appeal and affirmed the appellate court’s judgment, which became final and conclusive. No indictment or charges of wrongdoing were brought against us or any of our executives or employees in connection with such indictment of the former President.
In January 2018, the Korean Prosecutor’s Office indicted
Mr. Byung-Hun
Jun, a former member of the National Assembly, for charges of bribery, corruption and coercion, among others. One of the allegations was that Mr. Jun, during his term as a member of the former Science, ICT, Future Planning, Broadcasting and Communications Committee (currently the Science, ICT, Broadcasting and Communications Committee) of the National Assembly, solicited donations or financial sponsorships from various corporations, including us, to an organization where he used to serve as the president. In February 2019, the Seoul Central District Court found Mr. Jun guilty of the bribery charges and sentenced him to a prison term of five years and an aggregate monetary fine of
￦
375 million, guilty of abuse of authority and sentenced him to a suspended prison term of one year on probation for two years, and not guilty of the charge in connection with soliciting financial sponsorship of
￦
100 million from us. Both Mr. Jun and the Korean prosecution appealed the court’s decision to the Seoul High Court, which in July 2020 found Mr. Jun guilty of the bribery charges, among others, and sentenced him to a suspended prison term of one year on probation for two years and an aggregate monetary fine of
￦
200 million and not guilty of the charge in connection with soliciting financial sponsorship of

￦
100 million from us. In March 2021, the Supreme Court of Korea affirmed the appellate court’s judgment against Mr. Jun, which became final and conclusive. No indictment or charges of wrongdoing were brought against us or any of our executives or employees in connection with Mr. Jun’s indictment.
In January 2018, the Korean police commenced an investigation in connection with the allegations that our current and former executives and employees violated the Political Funds Act of Korea, by making certain donations or providing gift cards to various lawmakers using corporate funds. In November 2021, the Seoul Central District Prosecutor’s Office decided not to indict Mr. Chang-gyu Hwang, our previous chief executive officer, on charges that include violating the Political Funds Act, but indicted four other former executives in our Corporate Relations Division for violation of such laws as well as us for violation of the Political Funds Act, which matter is currently pending at the Seoul Central District Court. In November 2021, the Seoul Central District Prosecutor’s Office also issued a summary indictment against our current representative director and chief executive officer, Mr. Hyeon-mo Ku, and nine other current and former executive officers, who permitted using their names, for violating charges that include violation of the Political Funds Act. In February 2022, after a summary judgment was issued, our 10 current and former executive officers filed for a formal trial. The case is currently pending before the Seoul Central District Court.
In March 2019, the KT New Labor Union filed criminal complaints with the Seoul Central District Prosecutor’s Office against our previous chief executive officer, Mr.
Chang-Gyu
Hwang, alleging charges that include a criminal breach of fiduciary duty, in connection with management consulting (research and survey) contracts entered into between us and others, including certain former public officials, since November 2014. In November 2021, the Seoul Central District Prosecutor’s Office dismissed such allegations related to Mr. Hwang.
In April 2019, the Seoul Southern District Prosecutor’s Office indicted four former executive officers, including
Mr. Suk-chae
Lee and
Mr. Yu-yeol
Seo, for charges of obstruction of business arising from allegedly engaging in a number of improper hiring during the public recruiting process of college graduates in the second half of 2012. In October 2019, the Seoul Southern District Court found the former executive officers guilty of the charges and sentenced Mr. Lee to a prison term of one year and Mr. Seo to a suspended prison term of eight months on probation for two years. Both the Prosecutor’s Office and the former executive officers appealed the court’s decision to the Seoul High Court, which in November 2020 sentenced Mr. Lee to a suspended prison term of one year and 6 months on probation for two years and Mr. Seo to a suspended prison term of eight months on probation for two years. In addition, the Seoul High Court found Mr. Lee guilty of bribery charges in relation to the improper hiring incident. Mr. Lee appealed the court’s decisions to the Supreme Court of Korea, which in February 2022 rejected the appeal and affirmed the appellate court’s judgment that became final and conclusive. No indictment or charges of wrongdoing were brought against us or any of our current executives or employees in connection with such indictment of our former executive officers.
In February 2022, we entered into a settlement (the “Settlement”) with the U.S. Securities and Exchange Commission (the “SEC”) to resolve its investigation, which include some of the matters described above and allegations relating to certain payments made by certain of our employees between 2014 and 2018 with respect to procurement of two government contracts in Vietnam.
Pursuant to the Settlement, which resolves these matters, and without admitting or denying any of the SEC’s findings (except for the SEC’s jurisdiction over us and the subject matter of the proceedings), we consented to the entry of an order in which the SEC made findings and ordered, pursuant to Section 21C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that we cease and desist from committing or causing any violations and any future violations of the books and records and internal accounting control provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”)—Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. As part of the Settlement, we paid disgorgement of approximately $2.8 million (including prejudgment interest) and a civil penalty of $3.5 million to the SEC, and agreed to periodically report to the SEC staff for a two year term the status of our remediation and implementation of compliance measures for ensuring compliance with the FCPA and other applicable anti-corruption laws. There can be no assurance that such development or any further developments relating to the above-mentioned matters, including adverse publicity, will not adversely affect our business, financial results, reputation or stock price.
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
Our reputation and ability to attract, retain, and serve our subscribers, cardholders and other business partners are dependent in large part upon the reliable performance of our services and the underlying technical infrastructure. Our telecommunications network systems and information technology systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failures, capacity constraints due to an overwhelming number of people accessing our services simultaneously, computer viruses, power losses, fraud and security attacks. Our technical infrastructure is also vulnerable to the risk of damage from natural and other disasters, such as fires, earthquakes, floods, and typhoons, as well as from acts of terrorism and other criminal acts. For example, on October 25, 2021, a network maintenance error temporarily disrupted our broadband Internet services nationwide and some of our telecommunications services for approximately 1.5 hours. As compensation for such disruptions, we refunded subscription fees for (i) 15 hours (approximately 10 times the interrupted period) for individual subscribers and (ii) 10 days for small business owners.
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
Government regulation of the credit card industry may adversely affect the operations of BC Card in which we held a 69.5% interest as of December 31, 2021.
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
Pursuant to the FSS’s capital adequacy guidelines, which are derived from standards established by the Bank for International Settlements, credit card companies in Korea are required to maintain a total capital adequacy ratio of at least 8.0% on a consolidated basis. To the extent a credit card company fails to maintain such ratio, Korean regulatory authorities may impose penalties on such company ranging from a warning to a suspension or revocation of its license. BC Card’s capital adequacy ratios were 44.2% as of December 31, 2020 and 35.8% as of December 31, 2021. Such capital adequacy ratio will decrease if the growth in BC Card’s asset base is not matched by corresponding growth in its regulatory capital. In addition, BC Card’s capital base and its capital adequacy ratio may decrease if its results of operations or financial condition deteriorates. Accordingly, there can be no assurance that BC Card will not be required to obtain additional capital in the future in order to maintain its capital adequacy ratio above the minimum required levels. There can be no assurance that, if BC Card requires additional capital in the future, it will be able to obtain such capital on favorable terms or at all, which could have a material adverse effect on the business, financial condition and results of operations of BC Card.
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
We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on

September 5, 2023. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrest resulting from disagreements with the labor union in the future.
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
Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the
￦
8,438 billion total book value of borrowings outstanding as of December 31, 2021,
￦
3,134 billion was denominated in foreign currencies. Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to mitigate such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations, and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “—Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”
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
We are incorporated in Korea, and we generate most of our operating revenue in Korea. As a result, we are subject to economic, political, legal and regulatory risks specific to Korea. In the past, the economic indicators in Korea have shown mixed signs of growth and uncertainty, and starting in 2020, the overall Korean economy and the economies of Korea’s major trading partners have shown mixed signs of deterioration and recovery due to the debilitating effects of the
COVID-19
pandemic. See ““—Risks Relating to Our Business—The ongoing global pandemic of a new strain of coronavirus
(“COVID-19”)
and any possible recurrence of other types of widespread infectious diseases, may adversely affect our business, financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.
In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, and supply chain disruptions, in particular due to the
COVID-19
pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of deteriorating global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Declines in the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy could adversely affect our business, financial condition and results of operations and the market price of our ADSs.
Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the ongoing global COVID-19 pandemic;

•
adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•
adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the COVID-19 pandemic;

•
deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•	increased sovereign default risk in select countries and the resulting adverse effects on the global financial markets;

•
deterioration in the financial condition or performance of small- and medium-sized
enterprises and other companies in Korea due to the Government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•
a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of
COVID-19,
which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;

•	political uncertainty or increasing strife among or within political parties in Korea;

•
hostilities or political or social tensions involving oil producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•
hostilities or political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries may take) and any resulting adverse effects on the global supply of oil or other natural resources or the global financial markets;

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
companies in other countries.
Risks Relating to the Securities
If an investor surrenders his American Depositary Shares (“ADSs”) to withdraw the underlying shares, he may not be allowed to deposit the shares again to obtain ADSs.
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
In addition, the Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners (based on citizenship), foreign governments and “foreign invested companies” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which a foreigner or a foreign government is the largest shareholder and holds 15.0% or more of the company’s shares with voting rights, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the MSIT determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest.
Notwithstanding the above, pursuant to a recent amendment to the Telecommunications Business Act that became effective on April 20, 2022, a company, so long as (i) its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign government or a foreigner of a country that has entered into a bilateral or multilateral free trade agreement with Korea that is designated by the MSIT, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares with voting rights but may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling until the conclusion of the MSIT’s public interest review.
As of December 31, 2021, 43.33% of our common shares were owned by foreign investors. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The MSIT may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less. See “Item 4. Information of the Company—Item 4.B. Business Overview—Regulation—Foreign Investment” and “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitations on Shareholding.”

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
The SEC maintains a website (
http://www.sec.gov
), which contains reports, information statements and other information regarding issuers that file electronically with the SEC.
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

Leveraging our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities and obtained strong market positions in each of our principal lines of business. In particular:

•	in mobile services, we achieved a market share of 31.3% with approximately 22.8 million subscribers as of December 31, 2021;

•
in fixed-line and VoIP telephone services, we had approximately 13.0 million subscribers, consisting of 9.9 million PSTN subscribers and 3.2 million VoIP subscribers as of December 31, 2021. As of such date, our market share of the fixed-line local telephone and VoIP services was 56.3%; and

•	we are Korea’s largest broadband Internet access provider with approximately 9.5 million subscribers as of December 31, 2021, representing a market share of 41.2%.
For the year ended December 31, 2021, our operating revenue was
￦
25,206 billion, our profit for the year was
￦
1,459 billion and our basic earnings per share was
￦
5,759. As of December 31, 2021, our total assets were
￦
37,159 billion, total liabilities were
￦
20,592 billion and total equity was
￦
16,567 billion.

Our Services
The following table sets out our operating revenue by principal product categories and the respective percentage of total operating revenue in 2019, 2020 and 2021.

	For the Year Ended December 31,
	2019			2020			2021
Products and services	Billions of Won		%	Billions of Won		%	Billions of Won		%
Mobile services	￦	6,795	27.3%	￦	6,805	27.8%	￦	6,936	27.5%
Fixed-line services:
Fixed-line and VoIP telephone services		1,579	6.3		1,464	6.0		1,465	5.8
Broadband Internet access services		2,177	8.7		2,256	9.2		2,344	9.3
Data communication services		1,111	4.5		1,107	4.5		1,152	4.6

Sub-total		4,867	19.5		4,827	19.7		4,960	19.7

Media and content services		2,516	10.1		2,638	10.8		2,801	11.1
Financial services		3,642	14.6		3,494	14.3		3,662	14.5
Others		2,885	11.6		3,084	12.6		3,313	13.1
Sale of goods (1)		4,194	16.8		3,593	14.7		3,533	14.0

Total operating revenue	￦	24,899	100.0%	￦	24,441	100.0%	￦	25,206	100.0%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.
Mobile Services
We provide mobile services based on 5G, 4G LTE, and 3G
W-CDMA
technology.
We have made extensive efforts to continually develop advanced technologies as well as to provide a variety of new mobile services with enhanced speed, latency and connectivity. We commercially launched our next generation 5G mobile services in April 2019. We believe that the faster data transmission speed and lower latency of the 5G network enables us to offer significantly enhanced wireless data transmission with faster access to multimedia contents. We began offering 4G LTE services in the Seoul metropolitan area in January 2012, and we completed the expansion of our coverage nationwide in October 2012. 4G LTE technology enables data to be transmitted faster than 3G
W-CDMA
technology.
Revenue related to mobile service accounted for 27.5% of our operating revenue in 2021. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our mobile subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2019		2020		2021
Average monthly revenue per subscriber (1)	￦	31,625	￦	31,683	￦	32,294
Number of mobile subscribers (in thousands)		21,922		22,305		22,799
LTE subscribers		17,153		16,174		14,637
W-CDMA subscribers		3,350		2,512		1,784
5G subscribers		1,419		3,619		6,378

(1)
The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers (other than MVNO subscribers) and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2021, we had approximately 22.8 million subscribers, or a market share of 31.3%, which was the second largest among the three mobile service providers.

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
In response to the diversification of our customers’ demands and their increasing sophistication, we have also selectively engaged in opportunities to expand our internal sales channels. We operate customer plazas in key areas that engage in mobile service sales activities as well as provide a one-stop
shop for a wide range of other services and products that we offer.
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
land-to-mobile
interconnection services. Our
fixed-line
telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. We also provide VoIP telephone services that enable VoIP phone devices with broadband connection to make domestic and international calls. These fixed-line and VoIP telephone services accounted for 5.8% of our operating revenue in 2021. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses. The following table shows selected information concerning our fixed-line telephone network and the number of PSTN and VoIP subscribers as of the end of the periods indicated as well as their engagement levels during such periods.

	As of or for the Year Ended December 31,
	2017	2018	2019	2020	2021
Total Korean population (thousands) (1)	51,799	51,826	51,850	51,829	51,639
PSTN and VoIP lines in service (thousands)	15,610	14,992	14,185	13,582	13,096
PSTN lines in service	12,201	11,637	11,052	10,449	9,905
Local lines in service	11,222	10,654	10,076	9,475	8,937
Group lines in service	979	983	976	973	968
VoIP lines in service	3,409	3,355	3,133	3,133	3,191
Fiber optic cable (kilometers)	764,802	784,088	847,497	867,051	896,076
Domestic long-distance call minutes (millions) (2)	1,126	892	744	620	500
Local call pulses (millions) (2)	1,285	974	804	638	554

(1)	Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(2)	Excluding calls placed from public telephones.
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
In recent years, the volume of our incoming calls has exceeded the volume of our outgoing calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. The following table shows the number of minutes of international long-distance calls recorded by us and network service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2021:

	Year Ended December 31,
	2017	2018	2019	2020	2021
	(In millions of billed minutes)
Incoming international long-distance calls (1)	286.4	221.1	189.6	50.8	242.4
Outgoing international long-distance calls	125.9	101.1	78.8	59.5	44.4

Total	412.3	322.2	268.4	110.3	286.8

(1)	Starting in 2021, includes incoming traffic of application-to-person correspondence.
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
Broadband Internet Access Services
Leveraging on our nationwide network of 896,076 kilometers of fiber optic cables as of December 31, 2021, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services are offered under the “KT Internet” and “KT GiGA Internet” brand names. We also offer WiFi services under the “KT WiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot
zones and KT Internet service in fixed-line environments. Our broadband Internet access services accounted for 9.3% of our operating revenue in 2021.
As of December 31, 2021, we had approximately 9.5 million broadband Internet subscribers, including approximately 6.2 million KT GiGA Internet service subscribers with enhanced data transmission speeds. In addition, we had approximately 5.7 million KT WiFi subscribers as of such date. We also sponsored approximately 103 thousand hot-spot
zones nationwide for wireless connection as of December 31, 2021.

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
Data Communication Services
Our data communication services involve offering exclusive lines that allow point-to-point
connection for voice and data traffic between two or more geographically separate points. As of December 31, 2021, we leased 295,919 lines to domestic and international businesses. We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection to our Internet backbone network, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized
enterprises, businesses engaging in Internet access services and government agencies. Data communication services accounted for 4.6% of our operating revenue in 2021.
Through our wholly owned subsidiary KT Sat Co., Ltd., we also provide transponder leasing, broadcasting, video distribution and data communication services through satellites periodically launched by us. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.
Media and Content Services
We offer a variety of media and content services, including IPTV, satellite TV,
e-commerce
services, digital music services, online advertising consulting services and digital comics and novels services. Media and content services accounted for 11.1% of our operating revenue in 2021. In addition, in September 2021, KT Skylife, in which we held a 49.99% interest as of December 31, 2021, acquired a 100.00% interest in HCN, which is Korea’s fifth largest cable TV operator. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures.”
IPTV
We offer high definition
video-on-demand
and real-time broadcasting and ultra-high-definition (“UHD”) IPTV services under the brand name “olleh tv.” Our IPTV service offers access to an array of digital media contents, including broadcast channels, movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view
basis. Through a digital
set-top
box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top
box provides
two-way
communications on an IP network and decodes video streaming data. As part of our IPTV services, we also operate our OTT platform under the brand name “Seezn.” We had approximately 9.1 million IPTV subscribers as of December 31, 2021.

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
Satellite TV
We offer satellite TV services with features similar to our IPTV services through KT Skylife, in which we held a 49.99% interest as of December 31, 2021. As of December 31, 2021, we had approximately 3.8 million subscribers for our satellite TV services, including olleh tv Skylife combination services.
Digital Music Services
We operate Genie, our platform for music contents as well as subscription-based access to digital music streaming and downloading services, through our subsidiary Genie Music Corporation, in which KT Studio Genie Co., Ltd. (“KT Studio Genie”) held a 36.0% interest as of December 31, 2021. As of December 31, 2021, Genie was the second-largest music streaming and downloading service provider in Korea in terms of number of subscribers. Genie offers a broad selection of Korean and international music, both in streaming and download formats, as well as a variety of features designed to enhance the experience of users. In addition, we provide audiobook services. We offer Genie services in various formats that are specifically designed for mobile and other connected devices, PCs and TVs.
E-commerce
Services
In July 2021, we merged KTH Co., Ltd. (“KTH”) and KT mhows Co., Ltd. (“KT mhows”) to create KT alpha Co., Ltd. (“KT alpha”) in which we held a 70.5% interest on a consolidated basis as of December 31, 2021. Through such merger, we expect to achieve vertical integration and pursue additional mobile commerce opportunities by leveraging KT mhows’ large corporate customer base with the
e-commerce
infrastructure and
know-how
of KTH.
Through KT alpha, we offer TV home shopping, digital content distribution and information and communication technology (“ICT”) platform consulting services. Furthermore, we offer a variety of consumer products and food items on our IPTV and satellite TV platforms. We also secure rights to digital entertainment contents such as movies, animations and TV series and distribute such contents to other media platforms. In addition, we provide a wide range of consulting services related to build-out
of ICT platforms.
We also offer mobile gift card services through KT alpha under the brand name “giftishow” and other mobile advertising solutions to corporate customers.
Online Advertising Consulting Services
We provide strategic advertising consulting services for the online advertising industry through our subsidiaries Nasmedia, Co., Ltd. (“Nasmedia”), in which we held a 42.9% interest as of December 31, 2021, and PlayD Co., Ltd. (“PlayD”), in which Nasmedia and we in the aggregate held a 70.4% interest as of December 31, 2021. We provide a variety of services for advertising agencies, online media companies and their clients, ranging from market studies to advertising campaign planning as well as analysis of such campaign’s effectiveness. Our proprietary data analysis tools enable us to define specific advertising targets for the clients as well as to evaluate the effectiveness of various marketing channels to provide an optimal advertising campaign strategy.

Digital Comics and Novels Services
StoryWiz, which was established in February 2020 and in which KT Studio Genie held a 100.0% interest as of December 31, 2021, specializes in producing and distributing digital comics and web novels as well as producing original video contents using our intellectual property rights. StoryWiz operates a web novel platform called Blice and a webtoon platform called KTOON. Through Blice, many writers distribute their web novels, and we support such writers in a variety of ways, such as holding web novel contests as well as providing funding for new and promising writers. KTOON offers a variety of web comics in a wide range of genres including comedy, romance, action and fantasy. We strive to further expand our intellectual property to movies, dramas and web comics.
Financial Services
As part of our overall strategy, we selectively pursue new business opportunities in the financial sector that complement our telecommunications business. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we held a 69.5% interest as of December 31, 2021. As of such date, BC Card held a 33.7% interest in K Bank, an Internet-only bank that began its commercial operations in April 2017.
Revenue from our financial services, which consist primarily of revenue from BC Card, accounted for 14.5% of our operating revenue in 2021.
BC Card
Through BC Card, we offer various credit card processing and related financial services. We operate the largest merchant payment network in Korea as measured by transaction volume. We also provide outsourcing services to a wide range of financial institutions for their credit card and check card business operations, including production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services. We also offer our services in select countries in Asia, including China, Indonesia and Vietnam.
A minority interest in BC Card is owned by various financial institutions in Korea, many of which are member companies that enter into co-branding
agreements with us and issue credit cards and check cards under the “BC Card” brand. Our member companies that issue co-branded
credit or check cards include Woori Card, NH Card, Industrial Bank of Korea and KB Kookmin Card. We engage in joint marketing efforts to promote cards issued pursuant to our co-branding
agreements. However, we typically do not assume credit risks related to the inability of cardholders to make payments on their card usage, which are typically assumed by the member companies. As of December 31, 2021, we had approximately 20 million credit cards and approximately 26 million check cards issued by our member companies under the “BC Card” brand. We also provide ancillary outsourcing services to various other banks, securities companies and financial institutions that do not issue co-branded
cards with us.
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
K Bank
K Bank is one of three Internet-only banks in Korea. Internet-only banks generally operate without branches and conduct their operations primarily through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits as well as lower lending rates. As of December 31, 2021, K Bank had approximately 7.2 million holders of deposit accounts, with total deposits of
￦
11 trillion and outstanding loans of
￦
7 trillion. Other shareholders of K Bank include Woori Bank, BCC Kingpin, LLC, Khan SS L.P., JS Shinhan Partners LCC, NH Investment & Securities, Co., Ltd., GS Retail Co., Ltd. and Hanwha Life Insurance Co., Ltd.
Pursuant to the Act on Special Cases Concerning Internet-Only Banks, starting from January 2019, a company with its ICT assets comprising more than 50% of its total assets (such as us) may obtain up to a 34.0% interest in an Internet-only bank, and is required to obtain approval from the FSC in order to become its largest shareholder.
Other Businesses
We also engage in various business activities that extend beyond telecommunications and financial services, including real estate development. Our other businesses accounted for 13.1% of our operating revenue in 2021.
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
We also operate Internet data centers located throughout Korea and provide a wide range of computing services to companies that need servers, storage and leased lines. In April 2022, we completed a vertical spin-off of our Internet data centers business and established a wholly-owned subsidiary, kt cloud Co., Ltd., to more effectively promote the growth of our cloud and Internet data center operations. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network contents. Our data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth
connections to the Internet. Our data centers offer network outsourcing services, server operation services and system support services to our corporate customers. Leveraging our Internet data centers as well as our data communications networks, we provide a wide range of cloud computing services that are tailored to address specific needs of our customers in public and private sectors. [In addition, in September 2021, KT ES Pte. Ltd., a subsidiary in which we held a 57.6% interest as of December 31, 2021, acquired a 100.0% interest in Epsilon Global Communications Pte. Ltd. (“Epsilon”) for US$135 million. Epsilon is a data service provider that provides data connectivity services to corporate customers around the world].
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
Sale of Goods
We recognize revenue related to sale of goods, primarily handsets sold to subscribers of our mobile services as well as miscellaneous telecommunications equipment sold to vendors and other telecommunications companies and sale of residential units and commercial real estate developed by KT Estate. We purchase handsets primarily from Samsung Electronics, Apple and LG Electronics. Sale of goods accounted for 14.0% of our operating revenue in 2021.
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
•    Free contents (subscribers can choose two services among Movie / Music / Netflix / Disney)

5G Super Plan Special Choice	￦	110,000	Unlimited	300 min.	Unlimited
•    Unlimited data roaming at 100 kbps
•    Handset insurance using reward points
•    No service fee for additional smart device
•    Free contents (subscribers can choose two services among Movie / Music / Netflix / Disney)

5G Super Plan Special	￦	100,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Handset insurance using reward points • No service fee for additional smart device

5G Super Plan Basic Choice	￦	90,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Free contents (subscribers can choose two services among Movie / Music / Netflix / Disney)

5G Super Plan Basic	￦	80,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps

5G Simple	￦	69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 110 GB

5G Slim	￦	55,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 8 GB

5G Save		￦ 45,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 5 GB

Plan	Monthly Rate	Voice Calls	Video Calls	Data Transmission	Additional Features

Data On Premium	￦ 89,000	Unlimited	300 min.	Unlimited	• Handset insurance using reward points • No service fee for additional smart device • Media package offering music, video, webtoon and movie content.

Data On Video	￦ 69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 100 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

Data On Talk	￦ 49,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 3 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

LTE Basic	￦ 33,000	Unlimited	50 min.	1.4 GB with an option to transfer data from and into the next month’s usage
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
The following table shows the interconnection charges we paid per minute (exclusive of VAT) to our competitors, and the charges received per minute (exclusive of VAT) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2019		January 1, 2020		January 1, 2021
KT	￦	11.6	￦	10.6	￦	10.3
SK Telecom		11.6		10.6		10.3
LG U+		11.6		10.6		10.3
Fixed-line Services
Fixed-line Telephone Services
Local and Domestic Long-distance
. Our standard usage-based fixed-line telephone service plan consists of a base monthly rate of
￦
5,720 and usage fees for local and domestic long-distance calls, as well as calls to VoIP phones and mobile phones. We charge
￦
42.9 per three-minute increment for local calls,
￦
15.95 per ten second increment for domestic long-distance calls,
￦
53.9 per three-minute increment for calls to VoIP phones and
￦
15.95 per ten second increment for calls to

mobile phones. All usage-based fees are subject to discounts during certain low-usage
periods of the day and on national holidays. The rates we charge for local calls are required to be reported to the MSIT, which has 15 days to object to such changes. For our subscribers who are initiating fixed-line telephone services, we charge a one-time
nonrefundable activation fee of
￦
60,000, which is waived with a three-year subscription commitment.
We also offer a flat rate fixed-line telephone service plan with a base monthly rate of
￦
12,100 (or
￦
8,470 for a three year subscription commitment) that includes 50 hours of local and domestic long-distance calls and calls to VoIP phones. Calls to mobile phones are not included in the free 50 hours, and we charge
￦
14.50 per ten second increment for such calls. For a premium plan with a base monthly fee of
￦
16,500 (or
￦
11,550 for a three year subscription commitment), calls to KT mobile subscribers are included as part of the free 50 hours.
International Long-distance
. For our international long-distance services, fees for
out-going
calls vary based on the destination country and whether the user has subscribed to an international long-distance services plan, which can be customized based on the type of telecommunication device (mobile or fixed-line), destination countries and other customer preferences. Usage is typically measured in one-second
increments. We pay a settlement fee to the relevant foreign carrier for such calls under a bilateral agreement with the foreign carrier. For incoming calls (including calls placed in Korea by customers of the foreign carriers for home country direct-dial services), we receive settlement payments from the relevant foreign carrier at the applicable settlement rate specified under the relevant bilateral agreement.
Land-to-mobile
Interconnection
. We provide other telecommunications service providers, including mobile operators and other fixed-line operators, interconnection to our fixed-line network. For a call initiated by a landline user to a mobile service subscriber, we collect from the landline user the land-to-mobile
usage charge and remit to the mobile service provider a
land-to-mobile
interconnection charge. We recognize as
land-to-mobile
interconnection revenue the entire amount of the usage charge collected from the landline user and recognize as expense the amount of interconnection charge paid to the mobile service provider. The MSIT periodically issues orders setting the interconnection charge calculation method applicable to interconnections with mobile service providers. The MSIT determines the land to mobile interconnection charge by calculating the long run incremental cost of mobile service providers, taking into consideration technology development and future expected costs.
The following table shows the interconnection charges we paid per minute (exclusive of VAT) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2019		January 1, 2020		January 1, 2021
SK Telecom	￦	11.6	￦	10.6	￦	10.3
LG U+		11.6		10.6		10.3
Land-to-land
and
Mobile-to-land
Interconnection
. For a call initiated by a landline subscriber of our competitor to our fixed-line user, the landline service provider collects from its subscriber its normal rate and remits to us a land-to-land
interconnection charge. In addition, for a call initiated by a mobile service subscriber to our landline user, the mobile service provider collects from its subscriber its normal rate and remits to us a mobile-to-land
interconnection charge.

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIT:

	Effective Starting
	January 1, 2019		January 1, 2020		January 1, 2021
Local access (1)	￦	7.8	￦	7.6	￦	7.0
Single toll access (2)		9.2		8.6		8.0
Double toll access (3)		12.2		11.2		10.9

Source: The MSIT.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.
VoIP Telephone Services
Our VoIP telephone services offer rate plans that charge generally lower base monthly rates and usage-based fees compared to our fixed-line telephone services. For our subscribers who are initiating VoIP telephone services, we charge a one-time
nonrefundable activation fee of
￦
27,500, which may be waived if the subscriber opts for self-installation.
Broadband Internet Access Services
We offer various broadband Internet access service plans based on data transmission speed and data usage thresholds and offer discounts based on length of commitment that are applied for periods of up to four years. Most of our plans also include WiFi routers that enable our subscribers to create a WiFi environment in their residences. We charge our customers a one-time
installation fee per site of
￦
27,500. We also charge a modem rental fee ranging from
￦
4,400 to
￦
22,000 per year that varies depending on the type of model required for the service plan, which is also subject to discounts and waivers based on length of subscription commitment period.
The following table summarizes the terms of our representative broadband Internet access service plans that we currently offer:

Plan	Monthly Rate		Rate with 3 Year Term		Maximum Speed	Max Speed Daily Limit (1)	Additional Features
Internet Super Premium	￦	110,000	￦	88,000	10 Gbps	1000 GB	2 WiFi routers included.
Internet Premium Plus	￦	82,500	￦	60,500	5 Gbps	500 GB	2 WiFi routers included.
Internet Premium	￦	60,500	￦	44,000	2.5 Gbps	250 GB	Discount on 1 WiFi router rental.
Internet Essence	￦	55,000	￦	38,500	1.0 Gbps	150 GB
Internet Slim	￦	39,600	￦	22,000	100 Mbps	None

(1)	Data transmission speed is reduced to 100 Mbps if data usage exceeds the specified maximum speed daily limit.
Media and Content Services
Our IPTV and satellite TV service plans vary based on the package of media channels provided, availability of UHD channels and the inclusion of other value-added services. In addition to monthly rates for subscription, we charge a one-time
installation fee of
￦
27,500 per
set-top
box and a digital
set-top
box rental fee ranging from
￦
7,700 to
￦
9,900 per year that varies depending on the type of
set-top
box required for the service plan, which is also subject to discounts and waivers based on length of subscription commitment period. We also offer various video-on-demand
contents for

streaming and downloading for a fee. In addition to offering service plans that enable TV viewing at home as well as access on mobile devices, we provide separate mobile TV plans at lower rates that are specifically designed for mobile devices.
The following table summarizes the terms of our representative IPTV and satellite TV service plans that we currently offer:

Plan	Monthly Rate	Rate with 3 Year Term	Channels (UHD)		Additional Features
olleh tv live
tv Movie Plus	￦ 55,000	￦ 44,000	266	(6)	• Prime movie package that provides access to more than 28,000 video-on-demand contents. • Catch-on & Plus channel dedicated to latest popular movies and dramas.
tv NETFLIX UHD	￦ 39,800	￦ 27,500	263	(6)	• tv Essence plus premium service of NETFLIX.
tv NETFLIX HD	￦ 37,300	￦ 25,500	263	(6)	• tv Essence plus standard service of NETFLIX.
tv Essence	￦ 25,350	￦ 16,500	263	(6)
tv Slim	￦ 16,500	￦ 13,200	219	(3)
olleh tv skylife
tv Entertainment	￦ 31,020	￦ 24,816	226	(5)	• Monthly coupon of ￦ 10,000 for video-on-demand.
tv Slim	￦ 16,500	￦ 13,200	216	(5)
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
Mobile Packages
For our mobile services, we offer family plans that provide monthly discounts of up to
￦
11,000 per mobile phone subscription. Up to five members of a household may participate in our family plans.
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

The following tables show the market shares in our principal markets in terms of subscribers as of the dates indicated:
Mobile Services

	Market Share (%) (1)
	KT Corporation	SK Telecom	LG U+
December 31, 2019	31.8	46.0	22.1
December 31, 2020	31.6	44.8	23.6
December 31, 2021	31.3	44.0	24.7

Source: The MSIT.

(1)	Includes subscribers of MVNOs that lease mobile networks of the respective mobile service provider.
Fixed-line Local Telephone and VoIP Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2019	64.9	14.6	12.7
December 31, 2020	64.6	14.5	12.6
December 31, 2021	64.1	14.9	12.7

Source: Korea Telecommunications Operators Association.
Broadband Internet Access Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2019	40.9	25.6	19.6	13.9
December 31, 2020	41.1	29.0	20.3	9.6
December 31, 2021	41.2	28.7	20.7	9.4

Source: The MSIT.
Pay TV Services

	Market Share (%)
	KT Corporation (1)	SK Broadband	LG U+
December 31, 2019	31.6	15.0	12.9
December 31, 2020	32.2	16.1	14.1
December 31, 2021	32.7	17.1	14.9

Source: Investor relations report of each company.

(1)	Including market share of KT Skylife.
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
Under the Handset Distribution Reform Act, everyone, regardless of their status, is entitled to receive either a handset subsidy related to the purchase of a recently released mobile phone, or a discount on the mobile service subscription rate. In addition, the MSIT may periodically announce policy guidelines that telecommunications companies are recommended to take into consideration in their telecommunications and Internet-related businesses.
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
Foreign Investment
The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners (based on citizenship), foreign governments and “foreign invested companies” may not in the aggregate own more than 49.0% of the issued shares with voting rights of a network service provider, including us. For purposes of the Telecommunications Business Act, the term “foreign invested company” means a company in which a foreigner or a foreign government is the largest shareholder and holds 15.0% or more of the company’s shares with voting rights, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the MSIT determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest.

Notwithstanding the above, pursuant to a recent amendment to the Telecommunications Business Act that became effective on April 20, 2022, a company, so long as (i) its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign government or a foreigner of a country that has entered into a bilateral or multilateral free trade agreement with Korea that is designated by the MSIT, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares with voting rights but may not exercise its voting rights with respect to the shares held in excess of the 49% ceiling until the conclusion of the MSIT’s public interest review.
In addition, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into a major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into an agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services. As of December 31, 2021, 43.33% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIT may require corrective measures be taken to comply with the ownership restrictions.
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
Customers and Customer Billing
We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case
basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 88.4% of our subscribers as of December 31, 2021 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.
Credit Card Business
Through BC Card in which we held a 69.5% interest as of December 31, 2021, we offer various credit card processing and related financial services. BC Card is regulated and supervised as a

Specialized Credit Financial Business (“SCFB”), as defined under the Specialized Credit Financial Businesses Act of Korea (“SCFBA”). The SCFBA subjects SCFB companies to licensing (for credit card businesses) and registration (for leasing, installment finance or new technology finance businesses) requirements and provides guidance and restrictions regarding capital adequacy, liquidity ratios, loans to major shareholders, reporting and other matters relating to the supervision of SCFB companies. The SCFBA delegates regulatory authority over SCFB companies to the FSC and FSS. The FSC has the authority to suspend the operations of an SCFB company for up to six months for non-compliance
with certain regulations under the SCFBA and issue certain administrative orders. The FSC is also entitled to cancel a license or registration if an SCFB company fails to comply with certain SCFBA regulations or FSC administrative orders, including a suspension order.
The SCFBA and the regulations thereunder require an SCFB company to satisfy a minimum paid-in
capital amount of (i)
￦
20 billion, where the SCFB company engages in no more than two kinds of core businesses and (ii)
￦
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
Item 4.D.  Property, Plant and Equipment
Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2021, the net book value of our property and equipment was
￦
14,465 billion, of which
￦
3,833 billion is accounted for by the net book value of our land, buildings and structures. As of December 31, 2021, the net book value of our investment properties, which is accounted for separately from our property and equipment, was
￦
1,721 billion. Other than as may be described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

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
Exchanges
Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance
transmission facilities. We had approximately 21.6 million lines connected to local exchanges and 2.4 million lines connected to toll exchanges as of December 31, 2021.
All of our exchanges are fully digital and automatic in order to provide higher speed and larger volume services. In addition, all of our lines connected to toll exchanges are compatible to IP platform.
Internet Backbone
Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 27 Tbps as of December 31, 2021. Our IP premium network enables us to more reliably support IPTV, VoIP and other
IP-related
services. As of December 31, 2021, our IP premium network had capacity of 3.9 Tbps to support LTE data, IPTV, voice and virtual private network (“VPN”) service traffic. In addition, our 5G backbone network had capacity of 5.2 Tbps to support 5G data service traffic.
Access Lines
As of December 31, 2021, we had 23.6 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As of December 31, 2021, we had approximately 23.5 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia contents to our customers.
Transmission Networks
Our domestic fiber optic cable network consisted of 896,076 kilometers of fiber optic cables as of December 31, 2021 of which 133,206 kilometers of fiber optic cables are used to connect our backbone network and 762,870 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. Our transmission backbone network connecting major cities in Korea utilize Packet Optical Transport Network (“POTN”), and we access such network through multi-service provisioning platform (“MSPP”) architecture.
Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 53 relay sites as of December 31, 2021.
International Networks
Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and one satellite teleport in Kumsan. International traffic is handled by submarine cables and telecommunications satellites. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks. We also operate satellites periodically launched by us, as well as lease satellite capacity from other satellite operators. Data services such as international private lease circuits, IP and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence
in the United States, Asia and Europe. In addition, as of December 31, 2021, our international telecommunications networks were directly linked to 304 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.
As of December 31, 2021, our international Internet backbone with capacity of approximately 5,125 Gbps is connected to approximately 300 Internet service providers through our three Internet gateways in Hyehwa, Guro and Busan. In addition, we operate a broadcasting backbone with capacity of 0.9 Gbps to transmit broadcasting signals from Korea to the rest of the world.
Item 4A.  Unresolved Staff Comments
We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act.
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
We made bandwidth license payments of
￦
389 billion in 2019,
￦
367 billion in 2020 and
￦
603 billion in 2021. The following table sets forth our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2021.

Spectrum	Bandwidth	License Acquisition Date	Total Payable Amount (in billions of Won)		Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Usage Fee (in billions of Won)		Annual Usage Fee Payment Term
900 MHz	20 MHz	July 1, 2021	￦	141	￦	35	2021	￦	21	2021 to 2026
1.8 GHz	35 MHz	July 1, 2021	￦	548	￦	137	2021	￦	82	2021 to 2026
1.8 GHz	20 MHz	August 4, 2016	￦	470	￦	294	2016	￦	35	2016 to 2026
2.1 GHz	40 MHz	December 6, 2021	￦	412	￦	103	2021	￦	62	2021 to 2026
3.5 GHz	100 MHz	December 1, 2018	￦	968	￦	460	2018	￦	73	2018 to 2028
28 GHz (1)	800 MHz	December 1, 2018	￦	208	￦	145	2018	￦	31	2018 to 2023

(1)	In 2020, we recognized an impairment loss of ￦ 191 billion in relation to the 28 GHz spectrum 800 MHz bandwidth license, as the carrying amount of such license exceeded the recoverable amount.
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
We also make investments to continually upgrade our broadband network to enable better FTTH connection, which further enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media content. The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were
￦
254 billion in 2019,
￦
230 billion in 2020 and
￦
213 billion in 2021. We plan to continue to invest in researching and implementing network upgrades, which will entail additional operating expenses as well as capital expenditures.

Fee Discounts and Adjustments to the Rates for Our Telecommunications Services
We provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We offer discounts to customers who subscribe to two or more of our fixed-line and TV services consisting of fixed-line telephone, VoIP telephone, broadband Internet access, IPTV and satellite TV services. For our mobile services, we offer a family plan that provides a discount of 25% for each additional mobile phone subscription. We also offer various bundled rate plans that combine our fixed-line and TV services with mobile services, for both households and single subscribers. See “Item 4. Information on the Company—Item 4.B. Business Overview—Our Rates.”
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
Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures
One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. For example, in September 2021, KT Skylife, in which we held a 49.99% interest as of December 31, 2021, completed its acquisition of a 100.00% interest in HCN, which is Korea’s fifth largest cable operator, for
￦
491 billion. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and our financial condition and results of operations may be affected as a result of such acquisitions, disposals or consolidation. Furthermore, pursuing acquisitions, joint venture and certain investment transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital by incurring loans or through the issuances of bonds or other securities in the international capital markets, which may lead to increased levels of debt and debt servicing costs in the future.
Marketing Activities
We engage in marketing activities to promote our new, as well as existing, products and services and to further strengthen our marketing efforts through our network of independent exclusive dealers and other third-party dealers. Our marketing expenses, consisting of sales commissions and advertising expenses, amounted to
￦
2,466 billion in 2019,
￦
2,470 billion in 2020 and
￦
2,515 billion in 2021.
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
The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of profit or loss prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2019, 2020 and 2021 to our operating profit and net income or loss in our consolidated statements of profit or loss prepared in accordance with
K-IFRS,
for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2019		2020		2021
	(In millions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,026,970	￦	1,022,333	￦	1,699,397
Effect of changes in operating profit presentation		172,253		218,323		(27,573)
Revenue recognition of development, sale of real estate, etc.		(39,657)		(56,549)		—

Operating profit under K-IFRS	￦	1,159,566	￦	1,184,107	￦	1,671,824

	For the Year Ended December 31,
	2019		2020		2021
	(In millions of Won)
Net income under IFRS as issued by the IASB	￦	695,868	￦	746,256	￦	1,459,395
Profit before income tax
Revenue recognition of development, sale of real estate, etc.		(39,657)		(56,549)		—
Income tax		9,731		13,685		—

Profit for the year under K-IFRS	￦	665,942	￦	703,392	￦	1,459,395

Changes in Accounting Policies—Determination of Lease Term Considering Economic Penalty
Beginning January 1, 2020, we have changed our accounting policy by adopting accounting treatments in accordance with agenda decisions for “Lease Term and Useful Life of Leasehold Improvements” issued by IFRS Interpretations Committee. As a result, we began determining the lease term as the non-cancellable
period of a lease, together with both (i) periods covered by an option to extend the lease, if the lessee is reasonably certain that it will exercise such option and (ii) periods covered by an option to terminate the lease, if the lessee is reasonably certain that it will not exercise such option. In cases where the lessee and the lessor each has the right to terminate the lease without permission from the other party, we began to take into consideration a termination penalty when determining the period for which the contract is enforceable. We have adopted such changes in accounting policy retrospectively pursuant to IASB 8
Accounting Policies, Changes in Accounting Estimates and Errors
and adjusted the comparative line items as of and for the year ended December 31, 2019.
Recent Accounting Pronouncements under IFRS
For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB but not effective for 2021, and which have not been adopted early by us, see Note 2.2 of the notes to the Consolidated Financial Statements.
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
e-commerce
services, online advertising consulting services and digital comics and novels services;

•	financial service revenue, primarily consisting of fees from credit card services provided by BC Card, our consolidated subsidiary in which we held a 69.5% interest as of December 31, 2021;

•	revenue from our miscellaneous business activities categorized as “others,” including information technology and network services and rental of real estate; and

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

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;

•	service cost, primarily consisting of payments to IPTV and satellite TV content providers;

•	commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;

•	amortization expenses incurred primarily in connection with our intangible assets; and

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2020 Compared to 2021
The following table presents selected income statement data and changes therein for 2020 and 2021:

	For the Year Ended December 31,				Changes
					2020 vs. 2021
	2020		2021		Amount		%
	(In billions of Won)
Operating revenue	￦	24,441	￦	25,206	￦	765	3.1%
Operating expenses		23,418		23,506		88	0.4

Operating profit		1,022		1,699		677	66.2
Finance income		499		726		228	45.7
Finance costs		507		563		56	11.0
Share of net profits of associates and joint ventures		18		116		98	543.3

Profit before income tax		1,032		1,978		947	91.8
Income tax expense		285		519		234	81.9

Profit for the year	￦	746	￦	1,459	￦	713	95.6%

Operating Revenue
The following table presents a breakdown of our operating revenue and changes therein for 2020 and 2021:

	For the Year Ended December 31,				Changes
					2020 vs. 2021
Products and services	2020		2021		Amount		%
	(In billions of Won)
Mobile services	￦	6,805	￦	6,936	￦	131	1.9%
Fixed-line services:
Fixed-line and VoIP telephone services		1,464		1,465		2	0.1
Broadband Internet access services		2,256		2,344		87	3.9
Data communication services		1,107		1,152		44	4.0

Sub-total		4,827		4,960		133	2.8

Media and content services		2,638		2,801		163	6.2
Financial services		3,494		3,662		168	4.8
Others		3,084		3,313		230	7.4
Sale of goods (1)		3,593		3,533		(60)	(1.7)

Total operating revenue	￦	24,441	￦	25,206	￦	765	3.1%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.
Total operating revenue increased by 3.1%, or
￦
765 billion, from
￦
24,441 billion in 2020 to
￦
25,206 billion in 2021, primarily due to increases in revenue from our information technology and network services categorized as “others” (particularly from the operation of Internet data centers and systems integration services), financial services, media and content services, fixed-line services and mobile services, which impact was partially offset by a decrease in revenue from sale of goods.
Mobile Services
Our mobile services revenue increased by 1.9%, or
￦
131 billion, from
￦
6,805 billion in 2020 to
￦
6,936 billion in 2021, primarily due to increases in our average revenue per user and number of mobile subscribers.

Our average revenue per user increased by 1.9%, or
￦
611, from
￦
31,683 in 2020 to
￦
32,294 in 2021 mainly due to an increase of 5G subscribers.
We recorded a 2.2% increase in our mobile subscribers from approximately 22.3 million (including 3.6 million subscribers of 5G services) as of December 31, 2020 to approximately 22.8 million (including 6.4 million subscribers of 5G services) as of December 31, 2021.
Fixed-line Services
Our fixed-line services revenue increased by 2.8%, or
￦
133 billion, from
￦
4,827 billion in 2020 to
￦
4,960 billion in 2021, reflecting increases in revenue from broadband Internet access services and data communication services.
Fixed-line and VoIP Telephone Services.
Our fixed-line and VoIP telephone services revenue increased slightly by 0.1%, or
￦
2 billion, from
￦
1,464 billion in 2020 to
￦
1,465 billion in 2021 primarily due to an increase in the portion of our subscribers selecting fixed rate plans, the impact of which was mostly offset by a decrease in the number of PSTN and VoIP lines in service from 13.6 million as of December 31, 2020 to 13.1 million as of December 31, 2021.
Broadband Internet Access Services
. Our broadband Internet access services revenue increased by 3.9%, or
￦
87 billion, from
￦
2,256 billion in 2020 to
￦
2,344 billion in 2021, primarily as a result of an increase in the number of subscribers to our premium services. The number of our KT GiGA Internet service subscribers increased from approximately 5.9 million as of December 31, 2020 to approximately 6.2 million as of December 31, 2021.
Data Communication Services.
Our data communication services revenue increased by 4.0%, or
￦
44 billion, from
￦
1,107 billion in 2020 to
￦
1,152 billion in 2021 primarily due to an increase in revenue from our co-location
and server leasing services offered to corporate customers.
Media and Content Services
Our media and content services revenue increased by 6.2%, or
￦
163 billion, from
￦
2,638 billion in 2020 to
￦
2,801 billion in 2021 primarily due to an increase in the number of IPTV subscribers from approximately 8.8 million as of December 31, 2020 to approximately 9.1 million as of December 31, 2021.
Financial Services
Financial services revenue increased by 4.8%, or
￦
168 billion, from
￦
3,494 billion in 2020 to
￦
3,662 billion in 2021 primarily due to an increase in fees from credit card services of BC Card.
Others
Other operating revenue increased by 7.4%, or
￦
230 billion, from
￦
3,084 billion in 2020 to
￦
3,313 billion in 2021, primarily due to increases in revenue from our information technology and network services, particularly from the operation of Internet data centers and systems integration services.
Sale of Goods
Revenue from sale of goods decreased by 1.7%, or
￦
60 billion, from
￦
3,593 billion in 2020 to
￦
3,533 billion in 2021, primarily due to a decrease in revenue from sale of residential units and commercial real estate developed by KT Estate, which was partially offset by an increase in revenue from sale of handsets.

Operating Expenses
The following table presents a breakdown of our operating expenses and changes therein for 2020 and 2021:

	For the Year Ended December 31,				Changes
					2020 vs. 2021
	2020		2021		Amount		%
	(In billions of Won)
Salaries and wages	￦	4,124	￦	4,216	￦	92	2.2%
Depreciation		2,605		2,606		0	0.0
Depreciation of right-of-use assets		404		399		(5)	(1.4)
Amortization of intangible assets		625		603		(22)	(3.5)
Commissions		965		1,126		160	16.6
Interconnection charges		500		508		7	1.5
International interconnection fee		173		192		19	11.3
Purchase of inventories		3,682		3,754		72	2.0
Changes of inventories		257		20		(237)	(92.0)
Sales commissions		2,337		2,343		6	0.3
Service costs		2,103		2,296		193	9.2
Utilities		361		364		4	1.0
Taxes and dues		283		269		(15)	(5.1)
Rental expenses		136		123		(13)	(9.6)
Insurance premium		71		67		(4)	(6.1)
Installation fees		132		154		22	17.0
Advertising expenses		132		171		39	29.4
Research and development expenses		157		169		12	7.7
Card service costs		2,942		3,114		172	5.9
Impairment loss on property and equipment		80		2		(78)	(97.3)
Impairment loss on intangible assets		212		4		(208)	(98.2)
Others		1,137		1,006		(132)	(11.6)

Total operating expenses	￦	23,418	￦	23,506	￦	88	0.4%

Total operating expenses increased by 0.4%, or
￦
88 billion, from
￦
23,418 billion in 2020 to
￦
23,506 billion in 2021 primarily due to increases in service costs, card service costs and commissions, which impact was partially offset by decreases in changes of inventories and impairment loss on intangible assets. Specifically:

•
Service costs increased by 9.2%, or
￦
193 billion, from
￦
2,103 billion in 2020 to
￦
2,296 billion in 2021 primarily due to increases in costs relating to procurement of contents and enhancement of B2B businesses, in each case for the expansion of our digital transformation activities.

•
Card service costs increased by 5.9%, or
￦
172 billion, from
￦
2,942 billion in 2020 to
￦
3,114 billion in 2021 primarily due to an increase in the card service costs of BC Card as a result of an increase in the usage of credit cards.

•	Commissions increased by 16.6%, or ￦ 160 billion, from ￦ 965 billion in 2020 to ￦ 1,126 billion in 2021 primarily due to an increase in commissions that we paid to call centers.
These factors were partially offset by the following:

•	Our changes of inventories decreased by 92.0%, or ￦ 237 billion, from ￦ 257 billion in 2020 to ￦ 20 billion in 2021 primarily due to more efficient handling of slow-moving inventories.

•
Impairment loss on intangible assets decreased by 98.2%, or
￦
208 billion, from
￦
212 billion in 2020 to
￦
4 billion in 2021 primarily due to an impairment loss of
￦
193 billion on frequency usage rights in 2020 compared to no such impairment in 2021.

Operating Profit
Due to the factors described above, our operating profit increased by 66.2%, or
￦
677 billion, from
￦
1,022 billion in 2020 to
￦
1,699 billion in 2021. Our operating margin, which is operating profit as a percentage of operating revenue, was 4.2% in 2020 and 6.7% in 2021.
Finance Income (Costs)
The following table presents a breakdown of our finance income and costs and changes therein for 2020 and 2021:

	For the Year Ended December 31,				Changes
					2020 vs. 2021
	2020		2021		Amount		%
	(In billions of Won)
Interest income	￦	271	￦	273	￦	3	1.1%
Gain on foreign currency transactions		17		20		2	14.2
Gain on foreign currency translation		164		33		(132)	(80.1)
Gain on settlement of derivatives		9		2		(7)	(76.4)
Gain on valuation of derivatives		0		255		255	N.M.
Gain on valuation of financial instruments		34		91		57	167.7
Others		3		52		49	1,784.9

Total finance income	￦	499	￦	727	￦	228	45.7

Interest expenses	￦	264	￦	263	￦	(0)	(0.1)%
Loss on foreign currency transactions		28		13		(14)	(52.9)
Loss on foreign currency translation		26		214		187	711.3
Loss on settlement of derivatives		1		6		5	347.2
Loss on valuation of derivatives		164		16		(148)	(90.3)
Loss on disposal of trade receivables		8		22		15	178.6
Loss on valuation of financial instruments		16		26		10	66.1
Others		1		2		2	218.6

Total finance costs	￦	507	￦	563	￦	56	11.0

N.M.	means not meaningful.
We recorded net loss on foreign currency transactions of
￦
10 billion in 2020 compared to net gain on foreign currency transactions of
￦
7 billion in 2021 due to fluctuations in the average value of the Won against the Dollar in 2020 and 2021. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., it was
￦
1,157.8 to US$1.00 as of December 31, 2019, and the average value of market average exchange rates depreciated to
￦
1,180.1 to US$1.00 in 2020 but appreciated to
￦
1,144.4 to US$1.00 in 2021. In addition, we recorded net gain on foreign currency translations of
￦
138 billion in 2020 compared to net loss on foreign currency translations of
￦
181 billion in 2021, as the Won appreciated against the Dollar at year end in 2020 but depreciated in 2021. In terms of the market average exchange rates, the Won appreciated against the Dollar from
￦
1,157.8 to US$1.00 as of December 31, 2019 to
￦
1,088.0 to US$1.00 as of December 31, 2020, but depreciated to
￦
1,185.5 to US$1.00 as of December 31, 2021. Against such fluctuations, we recorded a net loss on valuation of derivatives of
￦
164 billion in 2020 compared to a net gain on valuation of derivatives of
￦
403 billion in 2021, and we recorded a net gain on transactions of derivatives of
￦
8 billion in 2020 compared to a net loss on transactions of derivatives of
￦
4 billion in 2021.

Our gain on valuation of financial instruments increased by 167.7%, or
￦
57 billion, from
￦
34 billion in 2020 to
￦
91 billion in 2021 primarily due to an increase in valuation of our interests in overseas funds.
Our finance income categorized as “others” increased by 1,784.9%, or
￦
49 billion, from
￦
3 billion in 2020 to
￦
52 billion in 2021 primarily due to increases in gain from disposal of financial instruments and dividend income
Share of Net Profits (Losses) of Associates and Joint Venture
Our share of net profit of associates and joint ventures increased by 543.3%, or
￦
98 billion, from
￦
18 billion in 2020 to
￦
116 billion in 2021. In 2020, our share of net profit of associates and joint ventures consisted primarily of our share of profit from various associates, including
K-Realty
CR-REITs
No. 1, of
￦
39 billion and Korea Information & Technology Fund of
￦
12 billion, which was partially offset by our share of loss from K Bank of
￦
30 billion. In 2021, our share of net profit of associates and joint ventures consisted primarily of our share of profit from
K-Realty
CR-REITs
No. 1, of
￦
76 billion and Korea Information & Technology Fund of
￦
17 billion.
Income Tax Expense
Income tax expense increased by 81.9%, or
￦
234 billion, from
￦
285 billion in 2020 to
￦
519 billion in 2021, as our profit before income tax increased by 91.8%, or
￦
947 billion, from
￦
1,032 billion in 2020 to
￦
1,978 billion in 2021. Our effective tax rate was 27.7% in 2020 and 26.2% in 2021. See Note 30 of the notes to the Consolidated Financial Statements.
Profit for the Year
Due to the factors described above, our profit for the year increased by 95.6%, or
￦
713 billion, from
￦
746 billion in 2020 to
￦
1,459 billion in 2021. Our net profit margin, which is net profit for the year as a percentage of operating revenue, was 3.1% in 2020 and 5.8% in 2021.
Segment Results—ICT
Our operating revenue for the ICT segment, prior to adjusting for inter-segment transactions, increased by 2.5%, or
￦
459 billion, from
￦
18,276 billion in 2020 to
￦
18,734 billion in 2021, primarily due to increases in revenue from our mobile services and IPTV services, as described above.
Our operating profit for the ICT segment, prior to adjusting for inter-segment transactions, increased by 44.6%, or
￦
361 billion, from
￦
810 billion in 2020 to
￦
1,171 billion in 2021, as the
￦
459 billion increase in the segment’s operating revenue outpaced the
￦
97 billion increase in operating expenses. For this segment, operating margin, which is operating profit as a percentage of total operating revenue prior to adjusting for inter-segment transactions, increased from 4.4% in 2020 to 6.3% in 2021.
Our depreciation and amortization for the ICT segment, prior to adjusting for inter-segment transactions, decreased by 0.5%, or
￦
16 billion, from
￦
3,234 billion in 2020 to
￦
3,218 billion in 2021.
Segment Results—Finance
Our operating revenue for the finance segment, prior to adjusting for inter-segment transactions, decreased by 1.4%, or
￦
50 billion, from
￦
3,686 billion in 2020 to
￦
3,636 billion in 2021, primarily due to a decrease in revenue of BC Card’s value added network business.

Our operating profit for the finance segment, prior to adjusting for inter-segment transactions, increased by 62.1%, or
￦
53 billion, from
￦
85 billion in 2020 to
￦
138 billion in 2021, as the
￦
103 billion decrease in the segment’s operating expenses outpaced the
￦
50 billion decrease in operating revenue. For this segment, operating margin increased from 2.3% in 2020 to 3.8% in 2021.
Depreciation and amortization for the finance segment, prior to adjusting for inter-segment transactions, decreased by 8.6%, or
￦
5 billion, from
￦
53 billion in 2020 to
￦
49 billion in 2021.
Segment Results—Satellite TV
Our operating revenue for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 9.4%, or
￦
66 billion, from
￦
707 billion in 2020 to
￦
773 billion in 2021 primarily reflecting an increase in operating revenue of KT Skylife.
Our operating profit for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 7.8%, or
￦
6 billion, from
￦
71 billion in 2020 to
￦
77 billion in 2021, as the
￦
66 billion increase in the segment’s operating revenue outpaced the
￦
61 billion increase in operating expenses. Operating margin for this segment decreased slightly from 10.1% in 2020 to 10.0% in 2021.
Depreciation and amortization for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 7.5%, or
￦
6 billion, from
￦
85 billion in 2020 to
￦
91 billion in 2020.
Segment Results—Others
Our operating revenue for the others segment, prior to adjusting for inter-segment transactions, increased by 8.6%, or
￦
512 billion, from
￦
5,944 billion in 2020 to
￦
6,456 billion in 2021, primarily due to an increase in revenue from our information technology and network services, particularly from the operation of Internet data centers and systems integration services.
Our operating profit for the others segment, prior to adjusting for inter-segment transactions, increased by 71.1%, or
￦
149 billion, from
￦
209 billion in 2020 to
￦
358 billion in 2021, as the
￦
512 billion increase in the segment’s operating revenue outpaced the
￦
363 billion increase in the segment’s operating expenses. Operating margin for this segment increased from 3.5% in 2020 to 5.5% in 2021.
Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, increased by 2.5%, or
￦
9 billion, from
￦
346 billion in 2020 to
￦
355 billion in 2021.

Operating Results—2019 Compared to 2020
The following table presents selected income statement data and changes therein for 2019 and 2020:

	For the Year Ended December 31,				Changes
					2019 vs. 2020
	2019		2020		Amount		%
	(In billions of Won)
Operating revenue	￦	24,899	￦	24,441	￦	(459)	(1.8)%
Operating expenses		23,872		23,418		(454)	(1.9)

Operating profit		1,027		1,022		(5)	(0.5)
Finance income		424		499		74	17.5
Finance costs		432		507		75	17.4
Share of net profits (losses) of associates and joint ventures		(3)		18		21	N.A.

Profit before income tax		1,016		1,032		16	1.5
Income tax expense		320		285		(35)	(10.8)

Profit for the year	￦	696	￦	746	￦	50	7.2%

N.A. means not applicable.
Operating Revenue
The following table presents a breakdown of our operating revenue and changes therein for 2019 and 2020:

	For the Year Ended December 31,				Changes
					2019 vs. 2020
Products and services	2019		2020		Amount		%
	(In billions of Won)
Mobile services	￦	6,795	￦	6,805	￦	10	0.1%
Fixed-line services:
Fixed-line and VoIP telephone services		1,579		1,464		(115)	(7.3)
Broadband Internet access services		2,177		2,256		79	3.6
Data communication services		1,111		1,107		(3)	(0.3)

Sub-total		4,867		4,827		(40)	(0.8)

Media and content services		2,516		2,638		121	4.8
Financial services		3,642		3,494		(148)	(4.1)
Others		2,885		3,084		198	6.9
Sale of goods (1)		4,194		3,593		(601)	(14.3)

Total operating revenue	￦	24,899	￦	24,441	￦	(459)	(1.8)%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.
Total operating revenue decreased by 1.8%, or
￦
459 billion, from
￦
24,899 billion in 2019 to
￦
24,441 billion in 2020, primarily due to decreases in revenue from sale of goods and fixed-line and VoIP telephone services, which impact was partially offset by increases in revenue from media and content services and financial services.
Mobile Services
Our mobile services revenue increased by 0.1%, or
￦
10 billion, from
￦
6,795 billion in 2019 to
￦
6,805 billion in 2020, primarily due to increases in our mobile subscribers and average revenue per user, which were offset in part by a decrease in our roaming revenue due to a significant decrease in international travel during the
COVID-19
pandemic.
We recorded a 1.7% increase in our mobile subscribers from approximately 21.9 million (including 1.4 million subscribers of 5G services) as of December 31, 2019 to approximately 22.3 million (including 3.6 million subscribers of 5G services) as of December 31, 2020.
Our average revenue per user increased from
￦
31,625 in 2019 to
￦
31,683 in 2020 mainly due to an increase of 5G subscribers.
Fixed-line Services
Our fixed-line services revenue decreased by 0.8%, or
￦
40 billion, from
￦
4,867 billion in 2019 to
￦
4,827 billion in 2020, reflecting a decrease in our revenue from fixed-line and VoIP telephone services, which impact was partially offset by an increase in revenue from broadband Internet access services.
Fixed-line and VoIP Telephone Services.
Our fixed-line and VoIP telephone services revenue decreased by 7.3%, or
￦
115 billion, from
￦
1,579 billion in 2019 to
￦
1,464 billion in 2020, primarily due to decreases in subscribers reflecting continued decrease in demand for such services. Our number of PSTN and VoIP lines in service decreased from 14.1 million as of December 31, 2019 to 13.6 million as of December 31, 2020.
Broadband Internet Access Services
. Our broadband Internet access services revenue increased by 3.6%, or
￦
79 billion, from
￦
2,177 billion in 2019 to
￦
2,256 billion in 2020, primarily as a result of an increase in the number of subscribers to our premium services. The number of our KT GiGA Internet service subscribers increased from approximately 5.5 million as of December 31, 2019 to approximately 5.9 million as of December 31, 2020.
Data Communication Services.
Our data communication services revenue decreased by 0.3%, or
￦
3 billion, from
￦
1,111 billion in 2019 to
￦
1,107 billion in 2020 primarily due to a decrease in revenue from our co-location
and server leasing services offered to corporate customers.
Media and Content Services
Our media and content services revenue increased by 4.8%, or
￦
121 billion, from
￦
2,516 billion in 2019 to
￦
2,638 billion in 2020 primarily due to an increase in the number of IPTV subscribers from approximately 8.4 million as of December 31, 2019 to approximately 8.8 million as of December 31, 2020, as well as an increase in revenue of Genie Music Corporation.
Financial Services
Financial services revenue decreased by 4.1%, or
￦
148 billion, from
￦
3,642 billion in 2019 to
￦
3,494 billion in 2020 primarily due to a decrease in fees from credit card services of BC Card as a result of a reduction in the usage of credit cards during the
COVID-19
pandemic.
Others
Other operating revenue increased by 6.9%, or
￦
198 billion, from
￦
2,885 billion in 2019 to
￦
3,084 billion in 2020, primarily due to increases in revenue from our information technology and network services, particularly from systems integration services and the operation of Internet data centers.

Sale of Goods
Revenue from sale of goods decreased by 14.3%, or
￦
601 billion, from
￦
4,194 billion in 2019 to
￦
3,593 billion in 2020, primarily due to decreases in revenue from sales of mobile handsets and residential units and commercial real estate developed by KT Estate in 2020 compared to 2019. The sale of mobile handsets decreased in 2020 primarily due to a slowdown in consumption as a result of the
COVID-19
pandemic. The sale of residential units and commercial real estate developed by KT Estate in 2020 decreased due to the slowdown in the real estate market as a result of
COVID-19.
Operating Expenses
The following table presents a breakdown of our operating expenses and changes therein for 2019 and 2020:

	For the Year Ended December 31,				Changes
					2019 vs. 2020
	2019		2020		Amount		%
	(In billions of Won)
Salaries and wages	￦	3,974	￦	4,124	￦	149	3.8%
Depreciation		2,530		2,605		75	3.0
Depreciation of right-of-use assets		443		404		(38)	(8.7)
Amortization of intangible assets		657		625		(32)	(4.8)
Commissions		1,115		965		(150)	(13.4)
Interconnection charges		534		500		(34)	(6.4)
International interconnection fee		240		173		(68)	(28.2)
Purchase of inventories		4,454		3,682		(772)	(17.3)
Changes of inventories		283		257		(26)	(9.2)
Sales commission		2,316		2,337		21	0.9
Service cost		1,610		2,103		493	30.6
Utilities		333		361		28	8.4
Taxes and dues		278		283		5	2.0
Rental expenses		193		136		(57)	(29.5)
Insurance premium		82		71		(11)	(13.8)
Installation fee		155		132		(23)	(14.9)
Advertising expenses		150		132		(18)	(11.8)
Research and development expenses		165		157		(8)	(4.9)
Card service costs		3,067		2,942		(125)	(4.1)
Impairment loss on property and equipment		43		80		36	84.4
Impairment loss on intangible assets		62		212		150	241.9
Others		1,187		1,137		(50)	(4.2)

Total operating expenses	￦	23,872	￦	23,418	￦	(454)	(1.9)%

Total operating expenses decreased by 1.9%, or
￦
454 billion, from
￦
23,872 billion in 2019 to
￦
23,418 billion in 2020 primarily due to decreases in purchase of inventories, commissions and card service costs, which impact was partially offset by increases in service costs, impairment loss on intangible assets and salaries and wages. Specifically:

•
Our purchase of inventories decreased by 17.3%, or
￦
772 billion, from
￦
4,454 billion in 2019 to
￦
3,682 billion in 2020 primarily due to a decrease in purchases of mobile handsets (consisting of a decrease in the total number of mobile handsets (mostly smartphones) and a decrease in the per-unit
price of handsets).

•	Commissions decreased by 13.4%, or ￦ 150 billion, from ￦ 1,115 billion in 2019 to ￦ 965 billion in 2020 primarily due to a decrease in commissions that we paid to call centers.

•
Card service costs decreased by 4.1%, or
￦
125 billion, from
￦
3,067 billion in 2019 to
￦
2,942 billion in 2020 primarily due to a decrease in the card service costs of BC Card as a result of a slowdown in the usage of credit cards during the
COVID-19
pandemic.

These factors were partially offset by the following:

•
Service costs increased by 30.6%, or
￦
493 billion, from
￦
1,610 billion in 2019 to
￦
2,103 billion in 2020 primarily due to service costs associated with the development of IT services for KTDS Co., Ltd. and the recognition of service costs incurred by KT Engineering Co., Ltd., in which we acquired a controlling interest in 2020.

•
Impairment loss on intangible assets increased by 241.9%, or
￦
150 billion, from
￦
62 billion in 2019 to
￦
212 billion in 2020 primarily due to an impairment loss of
￦
193 billion on frequency usage rights in 2020.

•
Salaries and wages increased by 3.8%, or
￦
149 billion, from
￦
3,974 billion in 2019 to
￦
4,124 billion in 2020 primarily due to an increase in wages as well as the consolidation of salaries and wages of certain subsidiaries, such as KT Engineering Co., Ltd., in which we acquired a controlling interest in 2020.

Operating Profit
Due to the factors described above, our operating profit decreased by 0.5%, or
￦
5 billion, from
￦
1,027 billion in 2019 to
￦
1,022 billion in 2020. Our operating margin, which is operating profit as a percentage of operating revenue, was 4.1% in 2019 and 4.2% in 2020.
Finance Income (Costs)
The following table presents a breakdown of our finance income and costs and changes therein for 2019 and 2020:

	For the Year Ended December 31,				Changes
					2019 vs. 2020
	2019		2020		Amount		%
	(In billions of Won)
Interest income	￦	283	￦	271	￦	(12)	(4.3)%
Gain on foreign currency transactions		25		17		(7)	(28.9)
Gain on foreign currency translation		18		164		146	814.1
Gain on settlement of derivatives		9		9		0	4.2
Gain on valuation of derivatives		77		0		(77)	(99.8)
Others		13		37		24	187.4

Total finance income	￦	424	￦	499	￦	74	17.5

Interest expenses	￦	278	￦	264	￦	(15)	(5.3)%
Loss on foreign currency transactions		30		28		(2)	(8.1)
Loss on foreign currency translation		94		26		(68)	(72.0)
Loss on settlement of derivatives		0		1		1	6,930.0
Loss on valuation of derivatives		16		164		148	932.1
Loss on disposal of trade receivables		11		8		(3)	(27.8)
Others		2		16		14	617.5

Total finance costs	￦	432	￦	507	￦	75	17.4

Our net loss on foreign currency transactions increased by 81.8%, or
￦
5 billion, from
￦
6 billion in 2019 to
￦
10 billion in 2020 due to depreciations in the average value of the Won against the Dollar in 2019 and 2020. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., it was
￦
1,118.1 to US$1.00 as of December 31, 2018, and the average value of market average exchange rates depreciated to
￦
1,165.7 to US$1.00 in 2019 and further depreciated to
￦
1,180.1 to US$1.00 in 2020. In addition, we recorded a net loss on foreign currency translations of
￦
76 billion in 2019 compared to a net gain on foreign currency translation of
￦
138 billion in 2020, as the Won depreciated against the Dollar at year end in 2019 but appreciated in 2020. In terms of the market average exchange rates, the Won depreciated against the Dollar from
￦
1,118.1 to US$1.00 as of December 31, 2018 to
￦
1,157.8 to US$1.00 as of December 31, 2019, but appreciated to
￦
1,088.0 to US$1.00 as of December 31, 2020. Against such fluctuations, we recorded a net gain on valuation of derivatives of
￦
61 billion in 2019 compared to a net loss on valuation of derivatives of
￦
164 billion in 2020, and our net gain on transactions of derivatives decreased by 11.2%, or
￦
1 billion, from
￦
9 billion in 2019 to
￦
8 billion in 2020.
Our interest income decreased by 4.3%, or
￦
12 billion, from
￦
283 billion in 2019 to
￦
271 billion in 2020 primarily due to a general decrease in the weighted-average interest rate applicable to our bank deposits.
Our interest expenses decreased by 5.3%, or
￦
15 billion, from
￦
278 billion in 2019 to
￦
264 billion in 2020 primarily due to a general decrease in the weighted-average interest rate of our borrowings in 2020 compared to 2019.
Share of Net Profits (Losses) of Associates and Joint Venture
We recorded a share of net losses of associates and joint ventures of
￦
3 billion in 2019 compared to a share of net profit of associates and joint ventures of
￦
18 billion in 2020. In 2019, our share of net losses of associates and joint ventures consisted primarily of our share of loss from K Bank of
￦
29 billion, which was partially offset by our share of profit from Korea Information & Technology Fund of
￦
18 billion. In 2020, our share of net profit of associates and joint ventures consisted primarily of our share of profit from various associates, including
K-Realty
CR-REITs
No. 1, of
￦
39 billion and Korea Information & Technology Fund of
￦
12 billion, which was partially offset by our share of loss from K Bank of
￦
30 billion.
Income Tax Expense
Income tax expense decreased by 10.8%, or
￦
35 billion, from
￦
320 billion in 2019 to
￦
285 billion in 2020, while our profit before income tax increased by 1.5%, or
￦
16 billion, from
￦
1,016 billion in 2019 to
￦
1,032 billion in 2020. Our effective tax rate was 31.5% in 2019 and 27.7% in 2020. See Note 30 of the notes to the Consolidated Financial Statements.
Profit for the Year
Due to the factors described above, our profit for the year increased by 7.2%, or
￦
50 billion, from
￦
696 billion in 2019 to
￦
746 billion in 2020. Our net profit margin, which is net profit for the year as a percentage of operating revenue, was 2.8% in 2019 and 3.1% in 2020.
Segment Results—ICT
Our operating revenue for the ICT segment, prior to adjusting for inter-segment transactions, decreased by 1.4%, or
￦
252 billion, from
￦
18,528 billion in 2019 to
￦
18,276 billion in 2020, primarily due to a decrease in revenue from our fixed-line services to individual and household customers and the sale of handsets, the impact of which was partially offset by increases in revenue from media and content services and mobile services, as described above.

Our operating profit for the ICT segment, prior to adjusting for inter-segment transactions, increased by 27.7%, or
￦
176 billion, from
￦
634 billion in 2019 to
￦
810 billion in 2020, as the
￦
428 billion decrease in the segment’s operating expenses outpaced the
￦
252 billion decrease in operating revenue. For this segment, operating margin, which is operating profit as a percentage of total operating revenue prior to adjusting for inter-segment transactions, increased from 3.4% in 2019 to 4.4% in 2020.
Our depreciation and amortization for the ICT segment, prior to adjusting for inter-segment transactions, increased by 0.1%, or
￦
5 billion, from
￦
3,229 billion in 2019 to
￦
3,234 billion in 2020.
Segment Results—Finance
Our operating revenue for the finance segment, prior to adjusting for inter-segment transactions, decreased by 2.9%, or
￦
109 billion, from
￦
3,795 billion in 2019 to
￦
3,686 billion in 2020, primarily due to decrease in fees from credit card services of BC Card as a result of a reduction in the usage of credit cards during
COVID-19
pandemic.
Our operating profit for the finance segment, prior to adjusting for inter-segment transactions, decreased by 46.3%, or
￦
73 billion, from
￦
158 billion in 2019 to
￦
85 billion in 2020, as the
￦
109 billion decrease in the segment’s operating revenue outpaced the
￦
36 billion decrease in operating expenses. For this segment, operating margin decreased from 4.2% in 2019 to 2.3% in 2020.
Depreciation and amortization for the finance segment, prior to adjusting for inter-segment transactions, increased by 90.6%, or
￦
25 billion, from
￦
28 billion in 2019 to
￦
53 billion in 2020.
Segment Results—Satellite TV
Our operating revenue for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 1.7%, or
￦
12 billion, from
￦
695 billion in 2019 to
￦
707 billion in 2020 primarily due to an increase in operating revenue of KT Skylife.
Our operating profit for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 2.9%, or
￦
2 billion, from
￦
69 billion in 2019 to
￦
71 billion in 2020, as the
￦
12 billion increase in the segment’s operating revenue outpaced the
￦
10 billion increase in operating expenses. Operating margin for this segment increased from 10.0% in 2019 to 10.1% in 2020.
Depreciation and amortization for the satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 10.6%, or
￦
10 billion, from
￦
95 billion in 2019 to
￦
85 billion in 2020.
Segment Results—Others
Our operating revenue for the others segment, prior to adjusting for inter-segment transactions, increased by 1.7%, or
￦
98 billion, from
￦
5,846 billion in 2019 to
￦
5,944 billion in 2020, primarily due to an increase in revenue from our information and technology and network services.
Our operating profit for the others segment, prior to adjusting for inter-segment transactions, decreased by 4.3%, or
￦
9 billion, from
￦
218 billion in 2019 to
￦
209 billion in 2020, as the
￦
107 billion increase in the segment’s operating expenses outpaced the
￦
98 billion increase in the segment’s operating revenue. Operating margin for this segment decreased from 3.7% in 2019 to 3.5% in 2020.

Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, decreased by 3.1%, or
￦
11 billion, from
￦
357 billion in 2019 to
￦
346 billion in 2020.
Item 5.B.  Liquidity and Capital Resources
The following table sets forth the summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2019		2020		2021
	(In billions of Won)
Net cash inflow from operating activities	￦	3,745	￦	4,740	￦	5,562
Net cash outflow from investing activities		(3,887)		(3,761)		(5,137)
Net cash outflow from financing activities		(250)		(648)		(41)
Cash and cash equivalents at beginning of the year		2,703		2,306		2,635
Cash and cash equivalents at end of the year		2,306		2,635		3,020
Net increase (decrease) in cash and cash equivalents		(398)		329		384
Capital Requirements
Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of
￦
3,263 billion in 2019,
￦
3,208 billion in 2020 and
￦
3,495 billion in 2021, for the acquisition of property and equipment and investment properties. In addition, we used cash of
￦
531 billion in 2019,
￦
511 billion in 2020 and
￦
752 billion in 2021 for the acquisition of intangible assets, which consisted primarily of acquisition of bandwidth licenses. In our financing activities, we used cash of
￦
1,377 billion in 2019,
￦
1,627 billion in 2020 and
￦
1,999 billion in 2021, for repayments of borrowings. From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships, as well as repurchases of our shares.
Our cash dividends paid to shareholders and
non-controlling
interests amounted to
￦
305 billion in 2019,
￦
311 billion in 2020 and
￦
350 billion in 2021.
We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments (including for bandwidth licenses) will represent the most significant use of funds for the next several years. We currently expect our capital expenditures for the acquisition of property and equipment and investment property and acquisition of intangible assets in 2022 to be comparable to those in 2021 on a standalone basis. However, the actual amount remains subject to adjustment depending on market conditions, our results of operations and changes in our build-out
plan for our 5G mobile telecommunications network. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships. We compete primarily in the telecommunications and
Internet-related
markets in Korea, which are rapidly evolving. In recent years, competition among us, SK Telecom and LG U+ to commercialize 5G mobile services has intensified and we have made and will continue to make capital expenditure to expand our 5G mobile service capabilities and technologies. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient for our unanticipated needs.
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

Capital Resources
We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net cash provided by operating activities, including profits for the year, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded profits for the year of
￦
696 billion in 2019,
￦
746 billion in 2020 and
￦
1,459 billion in 2021 as discussed in “Item 5.A. Operating Results.”
Non-cash
expense adjustments in our statement of cash flows from depreciation, amortization of intangible assets and depreciation of right-of-use
assets amounted to
￦
3,671 billion in 2019,
￦
3,668 billion in 2020 and
￦
3,647 billion in 2021, primarily reflecting our capital investment activities during the recent years, including our payments on bandwidth licenses for our operations, investments in network infrastructures and acquisition of real estate.
We had net proceeds from borrowings and debentures, after adjusting for repayments of borrowings and debentures, of
￦
574 billion in 2019,
￦
168 billion in 2020 and
￦
900 billion in 2021.
Long-term
borrowings, excluding current installments, were
￦
6,113 billion as of December 31, 2019,
￦
5,898 billion as of December 31, 2020 and
￦
6,706 billion in December 31, 2021. Total
short-term
borrowings were
￦
1,186 billion as of December 31, 2019,
￦
1,418 billion as of December 31, 2020 and
￦
1,731 billion as of December 31, 2021. We periodically increase our short-term
borrowings and adjust our
long-term
debt financing levels depending on changes in our capital requirements. For the maturity profile of our borrowings, their currency denomination and interest rates, see Note 16 of the notes to the Consolidated Financial Statements. Under our borrowing policy, we continually take into consideration various factors, including financial market conditions and our business environment, in order to decide on specific terms of the borrowing, such as borrowing amount, maturity date, currency denomination and type of interest rate (fixed or floating). We also strive to prudently manage our borrowing level and mitigate our refinancing risks through various methods, including diversification of currency denominations and borrowing lines. Our debt-to-equity
ratio, which is calculated by dividing total liabilities with total equity, was 129% as of December 31, 2019, 116% as of December 31, 2020 and 124% as of December 31, 2021.
We also dispose of a portion of our trade receivables relating to handset sales to several special purpose companies, as part of our efforts to improve our cash and asset management. We entered into asset management agreements with each of these special purpose companies, and will be receiving management fees from such companies. See Note 20 of the notes to the Consolidated Financial Statements. From time to time, we also generate cash from the sale of our treasury shares.
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
Our total equity was
￦
15,141 billion as of December 31, 2019,
￦
15,551 billion as of December 31, 2020 and
￦
16,567 billion as of December 31, 2021.

Liquidity
We had a working capital (current assets minus current liabilities) surplus of
￦
1,828 billion as of December 31, 2019,
￦
1,962 billion as of December 31, 2020 and
￦
1,786 billion as of December 31, 2021.
The following table sets forth the summary of our significant current assets for the years indicated:

	As of December 31,
	2019		2020		2021
	(In billions of Won)
Cash and cash equivalents	￦	2,306	￦	2,635	￦	3,020
Trade and other receivables, net		5,859		4,902		5,087
Inventories, net		792		535		514
Other financial assets		868		1,203		1,186
Our cash and cash equivalents (substantially all of which are in Won) totaled
￦
2,306 billion as of December 31, 2019,
￦
2,635 billion as of December 31, 2020, and
￦
3,020 billion as of December 31, 2021. As of December 31, 2021, on a standalone basis, we held approximately 97% of our cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies. Other current financial assets primarily consist of financial instruments, available-for-sale
financial assets and derivative assets used for hedging. For a discussion of our use of financial instruments for hedging purposes, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.
The following table sets forth the summary of our significant current liabilities for the years indicated:

	As of December 31,
	2019		2020		2021
	(In billions of Won)
Trade and other payables	￦	7,597	￦	6,210	￦	6,641
Borrowings		1,186		1,418		1,731
Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. As of December 31, 2021, we entered into various commitments with financial institutions totaling
￦
3,148 billion, US$320 million and EUR8 billion, of which
￦
348 billion, US$70 million and EUR8 billion was used.
See Note 20 of the notes to the Consolidated Financial Statements. Of the
￦
8,438 billion total book value of debentures and borrowings outstanding as of December 31, 2021,
￦
3,134 billion was denominated in foreign currencies. See Note 16 of the notes to the Consolidated Financial Statements. Upon the identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to manage such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk and Interest Rate Risk.” We have not had, and do not anticipate that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.
Item 5.C.  Research and Development, Patents and Licenses, Etc.
In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we engage in research and development (“R&D”) activities together with our various business units and also operate the following R&D laboratories:

•	the infrastructure digital transformation (“Infra DX”) R&D laboratory;

•	the artificial intelligence to everything (“AI2XL”) R&D laboratory; and

•	the convergence R&D laboratory.
As of December 31, 2021, KT Corporation had 4,077 domestic and 1,706 international registered patents.
The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were
￦
254 billion in 2019,
￦
230 billion in 2020, and
￦
214 billion in 2021.
Item 5.D.  Trend Information
These matters are discussed under Item 5.A. above where relevant.
Item 5.E.  Critical Accounting Estimates
Our financial statements are prepared in accordance with IFRS as issued by IASB. See Note 3 of the notes to our financial statements for a discussion of our critical accounting estimates.
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
All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market exceed
￦
2,000 billion as of the end of the preceding year, which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors, with outside directors being the majority of the board of directors. Under our articles of incorporation, the term of office for a director is up to three years. Pursuant to an amendment to our articles of incorporation in March 2020, the term of office for an outside director changed from up to ten years to up to six years, which change was made to reflect an amendment to the enforcement decree of the Commercial Code of Korea. The terms for both an inside director and an outside director are, however, extended to the close of the annual shareholders’ meeting convened with respect to the last full fiscal year of a director’s term of office. If the term of office for a director is not completed and ends before the close of the annual general shareholders’ meeting and a new director is appointed in his or her place, the term of office for such replacement director will coincide with the uncompleted remaining term of office of his or her predecessor.

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
Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)

Hyeon-Mo Ku	Representative Director and Chief Executive Officer	March 2020	January 13, 1964	2023
Kyung-Lim Yun	President, Head of Group Transformation Group	March 2022	June 14, 1963	2023

Outside Directors (1)

Dae-You Kim	Outside Director, DB Life Insurance Co., Ltd.	March 2018	July 21, 1951	2024
Gang-Cheol Lee	Outside Director, Paju Country Club Co., Ltd.	March 2018	May 6, 1947	2024
Hee-Yol Yu	Board Chairperson, Korea Carbon Capture and Sequestration R&D Center	March 2019	January 12, 1947	2025
Hyun-Myung Pyo	Outside Director, Hankook Tire & Technology Co.,Ltd.	March 2020	October 21, 1958	2023
Chung-Gu Kang	Professor, School of Electrical Engineering, Korea University	March 2020	December 12, 1962	2023
Eun-Jung Yeo	Professor, School of Business, Chung-Ang University	March 2020	February 15, 1973	2023
Yong-Hun Kim	Partner Lawyer, DR & AJU Law Group	March 2022	March 29, 1955	2025
Benjamin Hong	Board Chairperson, LINA Korea Co.,Ltd.	March 2022	February 20, 1958	2025

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
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
Senior Management
In addition to our inside directors who are also our executive officers, we have the following executive officers as of April 15, 2022:

Name	Title and Responsibilities	Year of Birth
Kook-Hyun Kang	President, Customer Business Group	1963
Jong-Ook Park	President, Safety and Health Office (and) Corporate Planning Group	1962
Byung-Sam Park	Senior Executive Vice President, Ethics Office	1966
Chang-Seok Seo	Senior Executive Vice President, Network Group	1967
Jae-Ho Song	Senior Executive Vice President, AI/DX Convergence Business Group	1966
Soo-Jung Shin	Senior Executive Vice President, Enterprise Business Group	1965
Hyun-Yok Sheen	Senior Executive Vice President, Corporate Management Group	1968
Sang-Don Ahn	Senior Executive Vice President, Legal Affairs Office	1962
Jeong-Min Woo	Senior Executive Vice President, IT Group	1964
Bong-Gyun Kim	Executive Vice President, Busan/Gyeongnam Regional Headquarter	1972
Young-Woo Kim	Executive Vice President, Group Management Office	1967
Young-Jin Kim	Executive Vice President, Financial Management Office	1967
Yi-Han Kim	Executive Vice President, Institute of Convergence Technology	1966
Chae-Hee Kim	Executive Vice President, Strategy and Planning Office	1974
Hoon-Bae Kim	Executive Vice President, Media Business Unit	1963
Chang-Yong Ahn	Executive Vice President, Daegu/Gyeongbuk Regional Headquarter	1966
Chi-Yong Ahn	Executive Vice President, Northern Seoul/Gangwon Regional Headquarter	1966
Yul-Mo Yang	Executive Vice President, Public Relations Office	1967
Kyung-Hwa Ok	Executive Vice President, IT Strategy Unit	1968
Kong-Hwan Lee	Executive Vice President, Policy Cooperation Office	1966
Sun-Joo Lee	Executive Vice President, On External Training	1969
Chang-Ho Yi	Executive Vice President, CEO Office	1972
Hyeon-Seuk Lee	Executive Vice President, Chungnam/Chungbuk Regional Headquarter	1966
Jong-Taek Lim	Executive Vice President, External Cooperation Office	1964
Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	1968
Jung-Soo Jung	Executive Vice President, Southern Seoul/Western Seoul Regional Headquarter	1966
Hoon Cho	Executive Vice President, SCM Strategy Office	1966
Jung-Yong Ji	Executive Vice President, Jeonnam/Jeonbuk Regional Headquarter	1968
Chan-Ki Choi	Executive Vice President, Sales Operating Business Unit	1966
Jun Koh	Senior Vice President, Legal Affairs P-TF	1971
Gang-Bon Koo	Senior Vice President, Customer Business Unit	1972
Jae-Hyung Koo	Senior Vice President, Network Research Technology Unit	1972
O-Ryung Kwon	Senior Vice President, Group Strategic Partnership Office	1969
Hye-Jin Kwon	Senior Vice President, Network Strategy Unit	1971
Hee-Keun Kwon	Senior Vice President, Metropolitan Wholesale Unit	1970
Kwang-Dong Kim	Senior Vice President, Policy Cooperation Department	1970
Moo-Seong Kim	Senior Vice President, ESG Management & Implementation office	1972
Byung-Kyun Kim	Senior Vice President, Device Business Unit	1968
Bong-Ki Kim	Senior Vice President, Convergence Laboratory	1968

Name	Title and Responsibilities	Year of Birth
Sang-Kyoon Kim	Senior Vice President, Management Support Office	1970
Seong-Il Kim	Senior Vice President, Chungnam/Chungbuk Network O&M Headquarter	1966
Young-Sool Kim	Senior Vice President, External Cooperation P-TF	1967
Young-Sik Kim	Senior Vice President, DX Platform Business Unit	1972
Young-In Kim	Senior Vice President, Southern Seoul/Western Seoul Network O&M Headquarter	1968
Jae-Kwon Kim	Senior Vice President, Biz Customer Business Unit	1968
Jun-Ho Kim	Senior Vice President, Public/Finance Customer Business Unit	1965
Gil-Hyun Ryu	Senior Vice President, On External Training	1968
Pyeong Ryu	Senior Vice President, Jeonnam/Jeonbuk Enterprise Customer Sales Headquarter	1966
Sang-Ryong Moon	Senior Vice President, IT Consulting Unit	1967
Sung-Uk Moon	Senior Vice President, Global Business Office	1972
Young-Il Moon	Senior Vice President, Information Security Unit	1966
Hye-Byung Min	Senior Vice President, Enterprise Service DX Unit	1969
Sun-Ha Park	Senior Vice President, Fieldwork Supporting Unit	1965
Yong-Man Park	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarter	1965
Jeong-Jun Park	Senior Vice President, Enterprise Customer Business Unit	1967
Jung-Ho Park	Senior Vice President, Customer DX Business Unit	1970
Jong-Ho Park	Senior Vice President, Network Control Unit	1964
Hyo-Il Park	Senior Vice President, Customer Experience Innovation Unit	1970
Soon-Min Bae	Senior Vice President, AI2XL Laboratory	1980
Seung-Yun Paik	Senior Vice President, Strategic Investment Office	1970
Ki-Hong Seo	Senior Vice President, Daegu/Gyeongbuk Enterprise Customer Sales Headquarter	1967
Young-Soo Seo	Senior Vice President, Network O&M Unit	1968
Jeong-Hyun Seo	Senior Vice President, Legal Affairs Department 3	1971
Won-Je Sung	Senior Vice President, Southern Seoul/Western Seoul Enterprise Customer Sales Headquarter	1972
Hoon-Joo Shin	Senior Vice President, Corporate Image Strategy P-TF	1971
Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	1973
Jae-Min Eom	Senior Vice President, Busan/Gyeongnam Customer Sales Headquarter	1965
Hun-Yong Oh	Senior Vice President, Enterprise Business Consulting & Implementation Unit 2	1966
Heung-Jae Won	Senior Vice President, Western Seoul Customer Sales Headquarter	1967
Yong-Kyu Yoo	Senior Vice President, Enterprise Business Strategy Unit	1971
Chang-Kyu Yoo	Senior Vice President, Northern Seoul/Gangwon Enterprise Customer Sales Headquarter	1966
Kyeong-Mo Youn	Senior Vice President, SCM Strategy Department	1969
Jin-Hyoun Youn	Senior Vice President, Media Business Unit Media R&D P-TF	1968
Mi-Hee Lee	Senior Vice President, C-level Consulting Unit	1970
Sang-Il Lee	Senior Vice President, Northern Seoul/Gangwon Network O&M Headquarter	1964
Sang-Ho Lee	Senior Vice President, AI Robot Business Unit	1975
Young-Jun Lee	Senior Vice President, Chungnam/Chungbuk Enterprise Customer Sales Headquarter	1968
Young-Jin Lee	Senior Vice President, Group Human Resources Office	1972
Yong-Gyoo Lee	Senior Vice President, Busan/Gyeongnam Network O&M Headquarter	1965
Jong-Sik Lee	Senior Vice President, Infra DX Laboratory	1972
Seung-Hyouk Yim	Senior Vice President, Digital & Bio Health Business Unit	1970
Jang-Mi Lim	Senior Vice President, Convergence Laboratory Industry Biz 2 P-TF	1966
Kil-Sung Jung	Senior Vice President, Corporate Strategy Department	1974
Jae-Wook Jeong	Senior Vice President, CEO Office team 1	1972
Seong-Eun Cho	Senior Vice President, S/W Development Unit	1971
Young-Sim Jin	Senior Vice President, Group HR Development Academy	1972
Kang-Rim Choi	Senior Vice President, AI Mobility Business Unit	1974
Sung-Wook Choi	Senior Vice President, Daegu/Gyeongbuk Customer Sales Headquarter	1965
Si-Hwan Choi	Senior Vice President, Eastern Seoul Customer Sales Headquarter	1967
Joon-Ki Choi	Senior Vice President, Artificial Intelligence and Big Data Business Unit	1974
Ja-Kyung Hahn	Senior Vice President, Convergence Laboratory Industry Biz 1 P-TF	1971
Suk-Zoon Huh	Senior Vice President, Institute of Economic and Business Research	1967
Tae-Jun Heo	Senior Vice President, Enterprise Business Consulting and Implementation Unit	1970
Sung-Pil Hong	Senior Vice President, Group Real Estate Unit	1965

Item 6.B.   Compensation
Compensation of Directors and Executive Officers
In 2021, the aggregate compensation paid and accrued to all directors and executive officers was approximately
￦
45.3 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was approximately
￦
6.2 billion.
The compensation of our five highest compensated directors and executive officers who received total annual compensation exceeding
￦
500 million in 2021 was as follows:

Name	Position	Total Compensation in 2021	Composition of Total Compensation
(In millions of Won)
Yoon-Young Park	Former President	￦ 2,020	￦ 74 (salary); ￦ 399 (bonus); ￦ 7 (benefits); ￦ 1,540 (severance pay)
Hyeon-Mo Ku	Chief Executive Officer	￦ 1,522	￦ 556 (salary); ￦ 946 (bonus); ￦ 20 (benefits)
Jong-Ook Park	President	￦ 985	￦ 454 (salary); ￦ 509 (bonus); ￦ 22 (benefits)
Soo-Jung Shin	Senior Executive Vice President	￦ 836	￦ 378 (salary); ￦ 448 (bonus); ￦ 10 (benefits)
Hyun-Yok Sheen	Senior Executive Vice President	￦ 810	￦ 365 (salary); ￦ 429 (bonus); ￦ 16 (benefits)
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
Item 6.C.  Board Practices
As of April 1, 2022, none of our inside or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.
Corporate Governance Committee
The Corporate Governance Committee is comprised of four outside directors and one inside director
Hee-Yol
Yu, Gang-Cheol Lee, Hyun-Myung Pyo, Benjamin Hong and
Kyoung-Lim
Yun. The chairperson is
Hee-Yol
Yu. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance. The committee is also responsible for authorization of investigation and composition of a pool of internal and external Representative Director candidates and selection of the

Representative Director candidates, who shall be further examined by the Representative Director Candidate Examination Committee, pursuant to the examination criteria determined by our board of directors. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.
Representative Director Candidate Examination Committee
The Representative Director Candidate Examination Committee is comprised of all of our outside directors and one inside director. The committee convenes when it becomes necessary to do so, and attendees are ascertained prior to such meeting. No member of this committee shall become a candidate for the position of the Representative Director during his or her term as a member of the committee. The committee’s duties include examining the Representative Director candidates selected under the examination criteria determined by our board of directors, selecting the Representative Director candidates pursuant to such criteria and reporting to the board of directors the outcome of the examination.
Outside Director Candidate Nominating Committee
The Outside Director Candidate Nominating Committee consists of all of our outside directors and one inside director, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring cannot be a member of the committee. The committee convenes when it becomes necessary to do so, and attendees are ascertained prior to such meeting. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors to the shareholders at the general shareholders’ meeting. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.
Evaluation and Compensation Committee
The Evaluation and Compensation Committee is currently comprised of four outside directors,
Dae-You
Kim,
Hee-Yol
Yu, Hyun-Myung Pyo and Benjamin Hong. The chairperson is
Dae-You
Kim. The committee’s duties include prior review of the Representative Director’s management goals, terms and conditions proposed for inclusion in the management contract of the Representative Director, including, but not limited to, determining whether the Representative Director has achieved the management goals, and the determination of compensation for the Representative Director and the inside directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is one year.
Management Committee
The Management Committee is currently comprised of
Hyeon-Mo
Ku and Kyoung-Lim Yun. The chairperson is
Hyeon-Mo
Ku. The committee’s duties include the authorization of establishment and management of branch offices, the disposal and sale of stocks of our subsidiaries, which have a market value between
￦
15 billion and
￦
30 billion, not including any sale for stocks with market value of
￦
10 billion or more that involves a change of control, making investments and providing guarantees between
￦
15 billion to
￦
30 billion, the acquisition and disposal of real estate having market value between
￦
15 billion to
￦
30 billion, and the issuance of certain debt securities.
Related-Party Transactions Committee
The Related-Party Transactions Committee is currently comprised of four outside directors, Gang-Cheol Lee,
Hee-Yol
Yu,
Chung-Gu
Kang and
Eun-Jung
Yeo. The chairperson is Gang-Cheol Lee. This committee’s duties include reviews of transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Sustainability Management Committee
The Sustainability Management Committee is currently comprised of four outside directors and one inside director, Hyun-Myung Pyo, Gang-Cheol Lee,
Yong-Hun
Kim, Benjamin Hong and
Kyoung-Lim
Yun. The chairperson is Hyun-Myung Pyo. The committee’s duties include reviews of sustainable management plans, the authorization of establishment of medium- and long-term sustainable management strategies, sustainable management results, regular reporting and risk management of sustainable management activities and charitable contributions. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.
Audit Committee
Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds
of the Audit Committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Eun-Jung Yeo, Dae-You Kim, Chung-Gu Kang and Yong-Hun Kim. The chairperson is Eun-Jung Yeo and Eun-Jung Yeo also serves as the financial expert of the Audit Committee. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.
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
Item 6.D.  Employees
On a
non-consolidated
basis, we had 21,759 employees as of December 31, 2021, compared to 22,720 employees as of December 31, 2020 and 23,372 employees as of December 31, 2019.

Labor Relations
We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core
businesses and reducing our employee base.
As of December 31, 2021, about 78.6% of the employees of KT Corporation were members of the KT Trade Union. On behalf of its members, the union negotiates a collective bargaining agreement with us every two years, and our current collective bargaining agreement expires on September 5, 2023. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.
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
The Trade Union and Labor Relations Adjustment Act (“Labor Act”) allow multiple labor unions to be formed within one company. Therefore, additional labor unions may be formed by our employees. Pursuant to such amendments, our employees formed a new labor union called “KT New Union” in July 2011. The Labor Act also requires such multiple unions to consolidate themselves into a single channel when negotiating with the company on behalf of their members and to enter into a single collective bargaining agreement with the company. As a result of the recent consolidation of labor unions, KT Trade Union was selected as the bargaining representative of the labor unions. Its term as the bargaining representative expires in December 31, 2023.
Employee Stock Ownership and Benefits
We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 0.38% of our issued shares as of December 31, 2021.
In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive
employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non- executive employees were subject to a lump-sum
severance payment system, under which they were entitled to receive a lump-sum
severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum
severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately
￦
269 billion as of December 31, 2021.
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

Employee Training
The objective of our training program is to develop information technology specialists who are able to create value for our customers. In order to develop skills of our employees, we require 86 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate a Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition and living expense reimbursements to our high potential employees who pursue graduate programs in Korea and abroad, as well as provide financial assistance to those who pursue work-related
professional licenses or participate in after-work study programs.
Item 6.E.  Share Ownership
Ordinary Shares
The persons who currently serve as our directors or executive officers held, as a group, 400,824 ordinary shares as of April 2, 2022. The table below shows the ownership of our ordinary shares by our directors and executive officers:

Shareholders	Number of Ordinary Shares Owned
Hyeon-Mo Ku	30,134
Kyung-Lim Yun	1,100
Gang-Cheol Lee	1,486
Dae-You Kim	1,486
Hee-Yol Yu	1,015
Hyun-Myung Pyo	11,227
Chung-Gu Kang	543
Eun-Jung Yeo	543
Kook-Hyun Kang	11,588
Jong-Ook Park	14,197
Byung-Sam Park	10,681
Chang-Seok Seo	11,977
Jae-Ho Song	10,208
Soo-Jung Shin	10,124
Hyun-Yok Sheen	10,837
Sang-Don Ahn	3,165
Bong-Gyun Kim	6,346
Young-Woo Kim	4,737
Young-Jin Kim	7,843
Yi-Han Kim	6,286
Chae-Hee Kim	4,791
Hoon-Bae Kim	4,424
Chang-Yong Ahn	5,743
Chi-Yong Ahn	9,165
Yul-Mo Yang	5,777
Kyung-Hwa Ok	5,447
Kong-Hwan Lee	1,905
Sun-Joo Lee	4,725
Chang-Ho Yi	4,797
Hyeon-Seuk Lee	8,125
Jong-Taek Lim	6,740
Sang-Kwi Chang	8,444
Jung-Soo Jung	5,589
Hoon Cho	2,500
Jung-Yong Ji	8,874
Chan-Ki Choi	8,397
Jun Koh	81

Shareholders	Number of Ordinary Shares Owned
Gang-Bon Koo	3,214
Jae-Hyung Koo	95
O-Ryung Kwon	36
Hye-Jin Kwon	1,392
Hee-Keun Kwon	127
Kwang-Dong Kim	875
Moo-Seong Kim	3,194
Byung-Kyun Kim	3,467
Bong-Ki Kim	3,699
Sang-Kyoon Kim	3,134
Seong-Il Kim	1,110
Young-Sool Kim	81
Young-Sik Kim	16
Young-In Kim	2,876
Jae-Kwon Kim	4,251
Jun-Ho Kim	1,657
Gil-Hyun Ryu	450
Pyeong Ryu	9,803
Sang-Ryong Moon	102
Sung-Uk Moon	3,872
Young-Il Moon	4,322
Hye-Byung Min	5,143
Sun-Ha Park	46
Yong-Man Park	4,925
Jeong-Jun Park	3,772
Jung-Ho Park	234
Jong-Ho Park	2,985
Hyo-Il Park	5,155
Soon-Min Bae	4,804
Seung-Yun Paik	2,079
Ki-Hong Seo	81
Young-Soo Seo	5,746
Won-Je Sung	81
Hoon-Joo Shin	1,047
Jin-Ho Yang	3,036
Jae-Min Eom	2,066
Hun-Yong Oh	7,268
Heung-Jae Won	4,681
Yong-Kyu Yoo	3,951
Chang-Kyu Yoo	5,299
Kyeong-Mo Youn	46
Jin-Hyoun Youn	94
Mi-Hee Lee	4,002
Sang-Il Lee	1,913
Young-Jun Lee	81
Young-Jin Lee	81
Yong-Gyoo Lee	4,171
Jong-Sik Lee	2,754
Seung-Hyouk Yim	3,131
Jang-Mi Lim	1,151
Kil-Sung Jung	91
Jae-Wook Jeong	5,482
Seong-Eun Cho	2,345
Young-Sim Jin	595
Kang-Rim Choi	2,952
Sung-Wook Choi	2,150
Si-Hwan Choi	2,100
Joon-Ki Choi	1,101
Ja-Kyung Hahn	1,486
Suk-Zoon Huh	1,590
Tae-Jun Heo	81
Sung-Pil Hong	2,208

400,824

Stock Options
We have not granted any stock options to our current directors and executive officers.
Item 7.  Major Shareholders and Related Party Transactions
Item 7.A.  Major Shareholders
The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2021:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	33,098,617	12.68%
NTT DOCOMO, Inc. (1)	14,257,813	5.46%
Silchester International Investors LLP	13,588,760	5.20%
Employee stock ownership association	993,785	0.38%
Directors as a group	73,777	0.03%
Public	173,795,394	66.56%
KT Corporation (held in the form of treasury stock)	25,303,662	9.69%

Total issued shares	261,111,808	100.00%

(1)	In January 2022, NTT DOCOMO, Inc. sold all of its equity interest in us to Shinhan Financial Group Co., Ltd.
Item 7.B.  Related Party Transactions
We have engaged in various transactions with our subsidiaries and affiliated companies. See Note 36 of the notes to the Consolidated Financial Statements. We have not issued any guarantees in favor of our consolidated subsidiaries.
Item 7.C.  Interests of Experts and Counsel
Not applicable.
Item 8.  Financial Information
Item 8.A.  Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” and pages
F-1
through
F-118.
Legal Proceedings
In 2010, we entered into a contract with Enspert, Co., Ltd.(“Enspert”), a consumer electronics manufacturer, to purchase approximately 200,000 tablet PCs. Due to defects with the tablet PCs, we cancelled our contract and the outstanding order for approximately 170,000 tablet PCs, for which we would have paid approximately
￦
51 billion. In June 2014, the Korea Fair Trade Commission imposed a penalty surcharge of approximately
￦
2 billion on us, finding that we cancelled our contract with Enspert without cause. We appealed such decision but the decision was confirmed by the Seoul High Court and the Supreme Court in May 2016 and September 2016, respectively. In April 2017, Enspert filed a lawsuit against us at the Seoul Central Court, alleging damages of approximately
￦
94 billion caused by our cancellation of the contract between Enspert and us for the tablet PCs and specifying a claim amount of
￦
47 billion, which amount was subsequently increased by Enspert to
￦
141 billion in

July 2019. In February 2020, the Seoul Central Court ruled in favor of Enspert, entitling it to recovery of damages of approximately
￦
6.7 billion. Both parties appealed the ruling, and in January 2022, the Seoul High Court ruled in favor of Enspert for recovery of damages of approximately
￦
9.0 billion. Both parties appealed the ruling (Enspert appealing to seek
￦
250 billion in damages), and we intend to vigorously defend against such lawsuit.
In April 2019, the Korea Fair Trade Commission determined that we, LG U+, SK Broadband and Sejong Telecom colluded in numerous biddings held by public institutions, including the Public Procurement Service and the Korea Racing Authority, between April 2015 to June 2017 for the engagement of telecommunications companies to provide dedicated fixed-line services, in violation of the Monopoly Regulation and Fair Trade Act, and issued an order to cease and desist, imposed a penalty surcharge of
￦
5.7 billion on us and filed a criminal complaint against us, which trial is in progress at the Seoul Central Court.
In April, June and September 2021, 555 of our subscribers filed class action lawsuits claiming damages totaling
￦
0.5 billion alleging poor service quality of our 5G mobile services. There can be no assurance that such class action lawsuits may not result in additional subscribers making similar claims in the future. We intend to vigorously defend against such class action lawsuits.
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
As of December 31, 2021, we have established provisions relating to litigation proceedings of
￦
80 billion.
See Notes 17 and 20 of the notes to the Consolidated Financial Statements.
Dividends
The table below sets out the annual dividends declared on the outstanding ordinary shares to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding ordinary shares to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Ordinary Share	Interim Dividend per Ordinary Share	Average Total Dividend per Ordinary Share
	(In Won)	(In Won)	(In Won)
2017	￦ 1,000	—	￦ 1,000
2018	1,100	—	1,100
2019	1,100	—	1,100
2020	1,350	—	1,350
2021	1,910	—	1,910
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

Item 10.  Additional Information
Item 10.A.  Share Capital
Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value
￦
5,000 per share (“Ordinary Shares”) and shares of
non-voting
preferred stock, par value
￦
5,000 per share
(“Non-Voting
Shares”). Ordinary Shares and
Non-Voting
Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue
Non-Voting
Shares up to
one-fourth
of our total issued share capital. As of December 31, 2021, 261,111,808 Ordinary Shares were issued, of which 25,303,662 shares were held by the treasury stock fund or us as treasury shares. We have never issued any
Non-Voting
Shares. All of the issued Ordinary Shares are fully-paid and non-assessable
and are in registered form.
Item 10.B.  Memorandum and Articles of Association
Under Article 2 of our articles of incorporation, the primary purpose of KT Corporation is to engage in, including but not limited to, the integrated telecommunications business, the new media and internet multimedia broadcasting business, the development and sale of media contents and software, the sale of telecommunications devices, the testing and inspection of telecommunications equipment, the telemarketing business and financial data services. This section provides information relating to our share capital, including brief summaries of material provisions of our articles of incorporation, the FSCMA, the Commercial Code and related laws of Korea, all as currently in effect. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the FSCMA and the Commercial Code. We have filed a copy of our articles of incorporation as an exhibit to registration statements under the Securities Act or annual reports under the Securities Exchange Act previously filed by us.
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
In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of
￦
2,000 billion, to persons other than existing shareholders in the situations described above.
Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2021, 0.38% of the issued Shares were held by members of our employee stock ownership association.
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
As of December 31, 2021, there were 25,303,662 treasury shares including shares held by our treasury stock fund.
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
This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the estate or gift taxes, the Medicare contribution tax on net investment income or the effects of any state, local or non-United
States tax laws.
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
Dividends paid on the ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, for taxable years beginning after December 28, 2021, Korean taxes generally will need to satisfy certain additional requirements in order to be considered creditable taxes for a U.S. Holder, except in the case of a U.S. Holder that is eligible for, and properly claims, the benefits of the Treaty. We have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any Korean withholding tax on dividend distributions will be creditable. Alternatively, a U.S. Holder may elect to deduct Korean withholding taxes in computing such U.S. Holder’s taxable income (provided that the U.S. Holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year). The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
Based on the past and projected composition of our income and assets and the valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”) for our most recent taxable year or in the preceding taxable year and do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.
In general, we will be a PFIC for any taxable year in which, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules:

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
Taxation of Capital Gains
Subject to the discussion above under “—Passive Foreign Investment Company,” for United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares and your adjusted basis in the ordinary shares.
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
Item 10.G.  Statements by Experts
Not applicable.
Item 10.H.  Documents on Display
We are subject to the information requirements of the Exchange Act, and, in accordance therewith, are required to file reports, including annual reports on Form
20-F,
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
For our hedging derivative contracts, we recognized a valuation gain of
￦
77 billion, a valuation loss of
￦
16 billion and accumulated other comprehensive income of
￦
92 billion in 2019, a valuation loss of
￦
164 billion and accumulated other comprehensive loss of
￦
114 billion in 2020, and a valuation gain of
￦
204 billion, a valuation loss of
￦
7 billion and accumulated other comprehensive income of
￦
192 billion in 2021. For further details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31 2019, 2020 and 2021, see Note 7 of the notes to the Consolidated Financial Statements.
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
The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019		2020		2021
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	645,941	1,830,764	400,046	1,937,935	245,759	2,302,642
Special Drawing Right	255	729	255	728	255	722
Japanese Yen	24,930	80,000,000	209,376	46,000,009	29,227	30,000,763
British Pound	—	56	—	—	—	1,005
Euro	1	6	316	162	3,943	10,801
Chinese Yuan	457	161	458	491	—	—
Rwandan Franc	706	—	646	—	586	—
Thai Bhat	—	—	535	—	2,160	—
Myanmar Kyat	84	—	—	—	—	—
Tanzanian Shilling	6,919	—	1,019	—	1,644	—
Botswana Pula	911	—	212	—	93	—
Hong Kong Dollar	—	268	—	198	—	105
Bangladeshi Taka	18,897	—	—	—	—	—
Polish Zloty	—	—	26	—	—	—
Vietnamese Dong	271,563	—	242,370	—	257,895	—
Central African Franc	97,411	—	16,229	—	—	—
Singapore Dollar	—	—	6	284,000	13	284,000
Taiwan Dollar	—	—	—	—	—	226
Swiss Franc	—	—	—	—	—	161

As of December 31, 2019, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have increased our income before income tax by
￦
45 billion, and total equity by
￦
52 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2020, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have increased our income before income tax by
￦
25 billion, and total equity by
￦
37 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2021, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by
￦
3 billion, and increased our total equity by
￦
9 billion, with a 10% weakening in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 37 of the notes to the Consolidated Financial Statements.
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
The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2021 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2021
	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	888,420	765,493	1,195,493	502,293	1,952,619	5,304,318	5,688,668
Average weighted rate (1)	1.70%	2.06%	2.07%	2.22%	2.52%	2.18%
Variable rate	20,000	—	—	—	—	20,000	20,000
Average weighted rate (1)	3.38%	0.00%	0.00%	0.00%	0.00%	3.38%

Sub-total	908,420	765,493	1,195,493	502,293	1,952,619	5,324,318	5,708,668

Foreign currency:
Fixed rate	779,151	—	17,756	474,200	972,110	2,243,217	2,300,135
Average weighted rate (1)	1.68%	0.00%	2.16%	1.00%	2.58%	1.93%
Variable rate	42,310	423,271	425,261	—	—	890,842	876,926
Average weighted rate (1)	1.54%	1.14%	1.17%	0.00%	0.00%	1.17%

Subtotal	821,461	423,271	443,017	474,200	972,110	3,134,059	3,177,061

Total	1,729,881	1,188,764	1,638,510	976,493	2,924,729	8,458,377	8,885,729

(1)	Weighted average rates of the portfolio at the period end.
As of December 31, 2019, 2020 and 2021, a 100 basis point increase in the market interest rate, with all other variables held constant, would have increased our profit before income tax by
￦
0.4 billion, increased our profit before income tax by
￦
1.0 billion and increased our profit before

income tax by
￦
0.8 billion, respectively. As of December 31, 2019, 2020 and 2021, such increase, with all other variables held constant, would have increased our total equity by
￦
15 billion, increased our total equity by
￦
19 billion and increased our total equity by
￦
6 billion, respectively.
As of December 31, 2019, 2020 and 2021, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our profit before income tax by
￦
0.5 billion, decreased our profit before income tax by
￦
1.0 billion and decreased our profit before income tax by
￦
0.7 billion, respectively. As of December 31, 2019, 2020 and 2021, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our total equity by
￦
19 billion,
￦
19 billion and
￦
6 billion, respectively.
The foregoing sensitivity analyses assume that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.
Equity Price Risk
We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2019, 2020 and 2021, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by
￦
0.6 billion, by
￦
3.5 billion and by
￦
4.6 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.
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
Holders of our ADSs are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea ( i.e., upon deposit and withdrawal of shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities ( i.e., when shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.
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
Fees and Payments from the Depositary to Us
In 2021, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$190,042.00

Reimbursement of SEC filing fees	$224,698.08

Reimbursement of proxy process expenses (printing, postage and distribution)	$112,190.89

Reimbursement of legal fees (reimbursement received in 2021 in respect of 2020)	$236,170.82

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$55,066.81

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
and
15d-15(e)
under the Exchange Act, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2021. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2021.
Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2021, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form
20-F.
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16.  [Reserved]
Item 16A.  Audit Committee Financial Expert
Our Audit Committee is comprised of
Eun-Jung
Yeo,
Dae-You
Kim,
Chung-Gu
Kang and
Yong-Hun
Kim. The board of directors has determined that
Eun-Jung
Yeo is the financial expert of the Audit Committee.
Eun-Jung
Yeo is independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule
10A-3
under the Exchange Act and the Korea Stock Exchange listing standards.
Item 16B.  Code of Ethics
We have adopted a code of ethics, as defined in Item 16B. of Form
20-F
under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our directors, other officers and employees. Our code of ethics is available on our web site at www.kt.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

Item 16C.  Principal Accountant Fees and Services
Audit and
Non-Audit
Fees
The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal years ended December 31, 2020 and 2021.

	Year Ended December 31,
	2020		2021
	(In millions)
Audit fees (1)	￦	3,910	￦	4,255
Tax fees (2)		181		219
All other fees		—		10

Total fees		4,091		4,484

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation of tax returns or non-recurring tax compliance review of original or amended tax returns.
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
In addition, prior to the granting of any
pre-approval,
our Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm and does not include delegation of the Audit Committee’s responsibilities to the management under the Exchange Act.
Our Audit Committee did not
pre-approve
any
non-audit
services under the de minimis exception of Rule
2-01
(c)(7)(i)(C) of Regulation
S-X
as promulgated by the SEC.
Item 16D.  Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during the fiscal year ended December 31, 2021:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)		Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Value of Shares that May Yet Be Purchased Under the Plans (In billions of Won)
January 1 to January 31	2,993,586	￦	24,067	2,993,586	￦	117.8
February 1 to February 29	2,700,000		25,013	2,700,000		50.3
March 1 to March 31	1,907,300		26,490	1,907,300		—
April 1 to April 30	—		—	—		—
May 1 to May 31	—		—	—		—
June 1 to June 30	—		—	—		—
July 1 to July 31	—		—	—		—
August 1 to August 31	—		—	—		—
September 1 to September 30	—		—	—		—
October 1 to October 31	—		—	—		—
November 1 to November 30	—		—	—		—
December 1 to December 31	—		—	—		—

Total	7,600,886	￦	25,011	7,600,886		—

Repurchases were made in the open market pursuant to the Share Repurchase Agreement, pursuant to which we were authorized to repurchase up to
￦
300 billion of our common shares from November 6, 2020 to November 5, 2021.
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

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 8 out of 10 directors are outside directors.

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
We currently have three equity compensation plans: one providing for stock grants to officers and directors; another providing for performance bonuses to employees that are payable in cash or common shares based on election by the employees; and an employee stock ownership association program.

All material matters related to the granting stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to performance bonuses or the employee stock ownership association program are not subject to shareholders’ approval under Korean law.

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
Item 16H.  Mine Safety Disclosure
Not applicable.
Item 16I.  Disclosure regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17.  Financial Statements
Not applicable.
Item 18.  Financial Statements
AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19.  Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 to Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

2.4	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.5	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

*	Filed previously.

(P)	Paper filing.

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of KT Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of KT Corporation and its subsidiaries
(the “Company”) as of December 31, 2021 and 2020,
and the related consolidated
statements of profit or loss, comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the COSO.
Changes in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Cash-Generating Units Impairment Assessment—Information and Communication Technology (“ICT”) Segment
As described in Notes 2.16, 11, 13 and 35 to the consolidated financial statements, the Company’s property and equipment and intangible assets balance was KRW 17,912,219 million as of December 31, 2021. This amount includes KRW 14,257,680 million of property and equipment and intangible assets associated with the Cash-Generating Units in the ICT segment (the “CGUs”). The long-lived assets of the CGUs are primarily comprised of property and equipment and intangible assets. The Company performs its impairment assessment for assets attributed to the CGUs when impairment indicators exist or in the case of goodwill and indefinite lived intangible assets at least annually. The Company identified three CGUs in the ICT segment. Those CGUs are Mobile, Fixed Line and Corporate Services. The Company compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amount of the CGUs was determined based on a discounted cash flow model which requires management to estimate significant assumptions, including the revenue growth rate, the terminal growth rate and the discount rate.
The principal considerations for our determination that performing procedures relating to the CGUs impairment assessment is a critical audit matter are that there was significant judgment by management when developing the above estimates which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence related to management’s discounted cash flow model and significant assumptions, including the revenue growth rate, the terminal growth rate and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s CGUs impairment assessment, including controls over management’s determination of the estimated recoverable amount of each CGU and development of significant assumptions, including the revenue growth rate, the terminal growth rate and the discount rate. These procedures also included, among others, testing management’s process for identifying CGUs and determining the estimated recoverable amount of CGUs, including evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the revenue growth rate, the terminal growth rate and the discount rate. Evaluating management’s assumptions related to the revenue growth rate, the terminal growth rate and the discount rate involved evaluating whether the assumptions used by management were reasonable considering current and past performance of the CGUs, management’s future plans, external market and industry data and whether these assumptions were consistent with evidence obtained in other areas of the audit. In addition, the discount rate was evaluated considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions, including the revenue growth rate, the terminal growth rate and the discount rate.
Accounting for the Acquisitions of Hyundai HCN Co., Ltd. and Epsilon Global Communications Pte. Ltd.
As described in Notes 2.13 and 41 to the consolidated financial statements, the Company completed the acquisition of Hyundai HCN Co., Ltd. (“HCN”) and Epsilon Global Communications Pte. Ltd. (“EGC”), for total net consideration of approximately KRW 674,829 million during 2021, which resulted in KRW 541,243 million of intangible assets being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the timing and amounts of cash flow projections, the revenue growth rates, the terminal growth rates, the customer attrition rates, and the discount rates.
The principal considerations for our determination that performing procedures relating to the acquisition of HCN and EGS as a critical audit matter are (i) a high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of intangible assets acquired due to the significant judgment by management when developing the estimate; (ii) the significant audit effort in evaluating the management’s significant assumptions related to the revenue growth rates, the customer attrition rates and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the intangible assets and controls over the development of significant assumptions related to the revenue growth rates, the customer attrition rates and the discount rates. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to the revenue growth rates, the customer attrition rates and the discount rates for the intangible assets. Evaluating the reasonableness of the customer attrition rates involved considering the past performance of the acquired businesses, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s valuation methods.
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
April 28, 2022
We have served as the Company’s auditor since 2010.

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position
December 31, 2020 and December 31, 2021

(In millions of Korean won)	Notes	December 31, 2020		December 31, 2021

Assets

Current assets
Cash and cash equivalents	4,5	￦	2,634,624	￦	3,019,592
Trade and other receivables, net	4,6		4,902,471		5,087,490
Other financial assets	4,7		1,202,840		1,185,659
Current income tax assets			2,059		5,954
Inventories, net	8		534,636		514,145
Assets held for sale	10		1,198		1,187
Other current assets	9		1,876,352		2,044,323

Total current assets			11,154,180		11,858,350

Non-current assets
Trade and other receivables, net	4,6		1,250,769		1,091,326
Other financial assets	4,7		544,347		822,379
Property and equipment, net	11		14,206,119		14,464,886
Right-of-use assets	21		1,217,179		1,248,308
Investment properties, net	12		1,368,453		1,720,654
Intangible assets, net	13		2,161,258		3,447,333
Investments in associates and joint ventures	14		557,881		1,288,429
Deferred income tax assets	30		433,698		423,728
Other non-current assets	9		768,661		793,948

Total non-current assets			22,508,365		25,300,991

Total assets		￦	33,662,545	￦	37,159,341

F-
6

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position (Continued)
December 31, 2020 and December 31, 2021

(In millions of Korean won)	Notes	December 31, 2020		December 31, 2021

Liabilities

Current liabilities
Trade and other payables	4,15	￦	6,210,099	￦	6,641,422
Borrowings	4,16		1,418,114		1,731,422
Other financial liabilities	4,7		2,493		72,807
Current income tax liabilities			232,225		266,430
Provisions	17		165,990		171,316
Deferred revenue			60,252		64,742
Other current liabilities	9		1,103,299		1,124,293

Total current liabilities			9,192,472		10,072,432

Non-current liabilities
Trade and other payables	4,15		807,540		1,338,781
Borrowings	4,16		5,898,184		6,706,281
Other financial liabilities	4,7		260,676		424,859
Defined benefit liabilities, net	18		378,087		197,883
Provisions	17		86,202		86,081
Deferred revenue			149,050		194,309
Deferred income tax liabilities	30		429,331		643,958
Other non-current liabilities	9		909,570		927,596

Total non-current liabilities			8,918,640		10,519,748

Total liabilities			18,111,112		20,592,180

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		12,155,420		13,287,390
Accumulated other comprehensive income	24		86,051		117,469
Other components of equity	24		(1,234,784)		(1,433,080)

Equity attributable to owners of the Controlling Company			14,011,444		14,976,536

Non-controlling interest			1,539,989		1,590,625

Total equity			15,551,433		16,567,161

Total liabilities and equity		￦	33,662,545	￦	37,159,341

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

F-
7

KT Corporation and Subsidiaries
Consolidated Statements of Profit or Loss
Years ended December 31, 2019, 2020 and 2021

(In millions of Korean won)	Notes	2019		2020		2021

Operating revenue	26	￦	24,899,189	￦	24,440,647	￦	25,205,659
Revenue			24,639,758		24,099,394		24,898,005
Other income	27		259,431		341,253		307,654
Operating expenses	28		23,872,219		23,418,314		23,506,262

Operating profit			1,026,970		1,022,333		1,699,397
Finance income	29		424,395		498,614		726,283
Finance costs	29		(432,133)		(507,383)		(563,330)
Share of net profits of associates and joint ventures	14		(3,304)		18,041		116,061

Profit before income tax			1,015,928		1,031,605		1,978,411
Income tax expense	30		320,060		285,349		519,016

Profit for the year		￦	695,868	￦	746,256	￦	1,459,395

Profit for the year attributable to:
Owners of the Controlling Company		￦	645,703	￦	700,889	￦	1,356,878
Non-controlling interest		￦	50,165	￦	45,367	￦	102,517
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	31	￦	2,634	￦	2,858	￦	5,759
Diluted earnings per share	31	￦	2,632	￦	2,858	￦	5,747

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

F-
8

KT Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
Years ended December 31, 2019, 2020 and 2021

(In millions of Korean won)
	Notes	2019		2020		2021

Profit for the year		￦	695,868	￦	746,256	￦	1,459,395
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(25,777)		(60,181)		55,822
Shares of remeasurement gain (loss) of associates and joint ventures			649		786		(1,596)
Gain on valuation of equity instruments at fair value through other comprehensive income			155,319		51,696		144,890
Items that may be subsequently reclassified to profit or loss:
Gain (loss) on valuation of debt instruments at fair value through other comprehensive income			11,833		(9,699)		(15,110)
Valuation gain (loss) on cash flow hedge			67,548		(84,044)		141,855
Other comprehensive income (loss) from cash flow hedges reclassified to profit (loss)			(44,684)		111,431		(136,583)
Share of other comprehensive income (loss) from associates and joint ventures			2,517		15,932		(24,216)
Exchange differences on translation of foreign operations			4,933		(2,666)		505

Total other comprehensive income			172,338		23,255		165,567

Total comprehensive income for the year		￦	868,206	￦	769,511	￦	1,624,962

Total comprehensive income for the year attributable to:
Owners of the Controlling Company			768,341		727,077		1,510,373
Non-controlling interest			99,865		42,434		114,589
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

F-
9

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity
Years ended December 31, 2019, 2020 and 2021

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at December 31, 2018		￦	1,564,499	￦	1,440,258	￦	11,256,069	￦	50,158	￦	(1,181,083)	￦	13,129,901	￦	1,528,589	￦	14,658,490
Changes in accounting policy			—		—		(3,890)		—		—		(3,890)		—		(3,890)
Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		11,252,179		50,158		(1,181,083)		13,126,011		1,528,589		14,654,600

Comprehensive income
Profit for the year			—		—		645,703		—		—		645,703		50,165		695,868
Remeasurements of net defined benefit liabilities	18		—		—		(22,774)		—		—		(22,774)		(3,003)		(25,777)
Share of gain on remeasurements of associates and joint ventures			—		—		636		—		—		636		13		649
Share of other comprehensive income of associates and joint ventures			—		—		—		2,427		—		2,427		90		2,517
Valuation loss on cash flow hedge	4,7		—		—		—		22,850		—		22,850		14		22,864
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		114,869		—		114,869		52,283		167,152
Exchange differences on translation of foreign operations			—		—		—		4,630		—		4,630		303		4,933

Total comprehensive income for the year			—		—		623,565		144,776		—		768,341		99,865		868,206

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Changes in scope of consolidation			—		—		—		—		(245)		(245)		1,784		1,539
Changes in ownership interest in subsidiaries			—		—		—		—		(9,082)		(9,082)		(74,578)		(83,660)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Disposal of treasury stock			—		—		—		—		3,346		3,346		—		3,346
Others			—		—		—		—		1,812		1,812		—		1,812

Subtotal			—		—		(284,828)		—		11,000		(273,828)		(108,294)		(382,122)

Balance as at December 31, 2019		￦	1,564,499	￦	1,440,258	￦	11,590,916	￦	194,934	￦	(1,170,083)	￦	13,620,524	￦	1,520,160	￦	15,140,684

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F-
10

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2019, 2020 and 2021

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2020		￦	1,564,499	￦	1,440,258	￦	11,590,916	￦	194,934	￦	(1,170,083)	￦	13,620,524	￦	1,520,160	￦	15,140,684

Comprehensive income
Profit for the year			—		—		700,889		—		—		700,889		45,367		746,256
Remeasurements of net defined benefit liabilities	18		—		—		(49,554)		—		—		(49,554)		(10,627)		(60,181)
Share of gain on remeasurements of associates and joint ventures			—		—		410		—		—		410		376		786
Share of other comprehensive income of associates and joint ventures			—		—		—		14,701		—		14,701		1,231		15,932
Valuation loss on cash flow hedge	4,7		—		—		—		27,433		—		27,433		(46)		27,387
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		184,215		(150,135)		—		34,080		7,917		41,997
Exchange differences on translation of foreign operations			—		—		—		(882)		—		(882)		(1,784)		(2,666)

Total comprehensive income for the year			—		—		835,960		(108,883)		—		727,077		42,434		769,511

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(40,802)		(40,802)
Changes in ownership interest in subsidiaries			—		—		—		—		11,628		11,628		18,197		29,825
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Acquisition of treasury stock			—		—		—		—		(110,097)		(110,097)		—		(110,097)
Disposal of treasury stock			—		—		—		—		33,213		33,213		—		33,213
Others			—		—		—		—		(1,135)		(1,135)		—		(1,135)

Subtotal			—		—		(271,456)		—		(64,701)		(336,157)		(22,605)		(358,762)

Balance as at December 31, 2020		￦	1,564,499	￦	1,440,258	￦	12,155,420	￦	86,051	￦	(1,234,784)	￦	14,011,444	￦	1,539,989	￦	15,551,433

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F-
11

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2019, 2020 and 2021

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		￦	1,564,499	￦	1,440,258	￦	12,155,420	￦	86,051	￦	(1,234,784)	￦	14,011,444	￦	1,539,989	￦	15,551,433

Comprehensive income
Profit for the year			—		—		1,356,878		—		—		1,356,878		102,517		1,459,395
Remeasurements of net defined benefit liabilities	18		—		—		47,348		—		—		47,348		8,474		55,822
Share of gain on remeasurements of associates and joint ventures			—		—		(1,559)		—		—		(1,559)		(37)		(1,596)
Share of other comprehensive income of associates and joint ventures			—		—		—		(19,718)		—		(19,718)		(4,498)		(24,216)
Valuation loss on cash flow hedge	4,7		—		—		—		5,222		—		5,222		50		5,272
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		76,288		47,247		—		123,535		6,245		129,780
Exchange differences on translation of foreign operations			—		—		—		(1,333)		—		(1,333)		1,838		505

Total comprehensive income for the year			—		—		1,478,955		31,418		—		1,510,373		114,589		1,624,962

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Changes in scope of consolidation			—		—		—		—		—		—		(17,566)		(17,566)
Changes in ownership interest in subsidiaries			—		—		—		—		15,797		15,797		(22,620)		(6,823)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Disposal of treasury stock			—		—		—		—		50,954		50,954		—		50,954
Recognition of the obligation to purchase its own equity			—		—		—		—		(101,829)		(101,829)		—		(101,829)
Others			—		—		—		—		6,389		6,389		(5)		6,384

Subtotal			—		—		(346,985)		—		(198,296)		(545,281)		(63,953)		(609,234)

Balance as at December 31, 2021		￦	1,564,499	￦	1,440,258	￦	13,287,390	￦	117,469	￦	(1,433,080)	￦	14,976,536	￦	1,590,625	￦	16,567,161

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F-
12

KT Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2019, 2020 and 2021

(In millions of Korean won)
	Notes	2019		2020		2021
Cash flows from operating activities
Cash generated from operations	33	￦	4,058,065	￦	4,745,293	￦	5,829,607
Interest paid			(255,908)		(254,852)		(257,809)
Interest received			276,349		259,836		272,061
Dividends received			18,922		19,623		74,441
Income tax paid			(352,255)		(30,073)		(356,466)

Net cash inflow from operating activities			3,745,173		4,739,827		5,561,834

Cash flows from investing activities
Collection of loans			63,517		63,435		54,934
Loans granted			(65,138)		(48,731)		(54,128)
Disposal of financial assets at fair value through profit or loss			720,148		528,655		609,849
Disposal of financial assets at amortized cost			422,637		528,746		690,457
Disposal of financial assets at fair value through other comprehensive income			—		351,065		244,994
Disposal of assets held-for-sale			28,834		83,241		—
Disposal of investments in associates and joint ventures			16,930		24		10,880
Acquisition of investments in associates and joint ventures			(29,980)		(273,411)		(487,828)
Disposal of property and equipment, and investment properties			42,554		49,832		174,413
Acquisition of property and equipment, and investment properties			(3,263,338)		(3,207,566)		(3,495,021)
Acquisition of financial assets at fair value through profit or loss			(793,977)		(521,142)		(753,907)
Acquisition of financial assets at amortized cost			(501,838)		(759,180)		(623,924)
Acquisition of financial assets at fair value through other comprehensive income			(14,277)		(14,092)		(131,674)
Disposal of intangible assets			12,097		13,362		11,624
Disposal of right-of-use assets			9,393		2,023		318
Discontinued operations			1,977		205		—
Acquisition of intangible assets			(530,775)		(511,094)		(752,181)
Acquisition of right-of-use assets			(6,236)		(5,824)		(4,261)
Decrease in cash due to changes in scope of consolidation			—		(41,018)		(671,359)
Increase in cash due to changes in scope of consolidation			—		—		39,340

Net cash outflow from investing activities			(3,887,472)		(3,761,470)		(5,137,474)

Cash flows from financing activities	33
Proceeds from borrowings and debentures			1,951,568		1,795,221		2,899,567
Repayments of borrowings and debentures			(1,377,394)		(1,627,354)		(1,999,173)
Settlement of derivative assets and liabilities, net			23,901		36,594		(1,496)
Cash inflow from consolidated capital transactions			—		—		67,693
Cash outflow from consolidated capital transactions			(122,918)		(1,192)		(11,001)
Cash inflow from other financing activities			65,698		35,854		2,556
Dividends paid to shareholders			(305,159)		(310,567)		(350,334)
Acquisition of treasury stock			—		(114,683)		(193,626)
Cash outflow from other financing activities			—		—		(60,901)
Decrease in finance leases liabilities			(485,444)		(447,784)		(394,567)
Decrease in other liabilities			—		(13,674)		—

Net cash outflow from financing activities			(249,748)		(647,585)		(41,282)

Effect of exchange rate change on cash and cash equivalents			(5,481)		(2,042)		1,890

Net increase (decrease) in cash and cash equivalents			(397,528)		328,730		384,968
Cash and cash equivalents
Beginning of the year	5		2,703,422		2,305,894		2,634,624

End of the year	5	￦	2,305,894	￦	2,634,624	￦	3,019,592

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

F-
13

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

1.	General Information
The consolidated financial statements as of December 31, 2021 include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its
79
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

1.2	Consolidated Subsidiaries
The consolidated subsidiaries as at December 31, 2020 and 2021, are as follows:

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2020	December 31, 2021	Closing month
KT Linkus Inc.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. 2,4	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Data communication	Korea	67.1%	73.0%	December
KT Service Bukbu Inc.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Inc.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December

F-
1
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2020	December 31, 2021	Closing month
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network Co., Ltd.	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. 4	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. 4	System integration and maintenance	Korea	95.5%	95.5%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation 2,4	Online music production and distribution	Korea	36.2%	36.2%	December
KT MOS Bukbu Co., Ltd. 4	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. 4	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. 4	Satellite TV	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Inc.	Asset management and consulting services	Korea	100.0%	100.0%	December
KT NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Inc.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. 3,4	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Inc.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Contents Fund	Content investment business	Korea	88.6%	88.6%	December
KTCS Corporation 2,4	Database and online information provider	Korea	31.9%	32.2%	December
KTIS Corporation 2,4	Database and online information provider	Korea	30.8%	31.4%	December
KT M Mobile Inc.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December

F-
15

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2020	December 31, 2021	Closing month
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
East Telecom LLC	Fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Hopemate	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	—	100.0%	December
KHS Corporation	Operation and maintenance of facilities	Korea	—	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	—	80.0%	December
HCN Co., Ltd.	Cable television service	Korea	—	100.0%	December
MEDIA GENIE Co., Ltd.	TV contents provider	Korea	—	100.0%	December
KT Seezn Co., Ltd.	Movies, videos and TV contents production and distribution	Korea	—	100.0%	December
BOOK CLUB MILLIE 3	Book contents service	Korea	—	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	—	57.6%	December
Epsilon Global Communications Pte. Ltd.	Network service industry	Singapore	—	100.0%	December
Epsilon Telecommunications (SP) Pte. Ltd.	Fixed line telecommunication business	Singapore	—	100.0%	December
Epsilon Telecommunications (US) Pte. Ltd.	Fixed line telecommunication business	Singapore	—	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	—	100.0%	December
7D Digital Limited	Software development	UK	—	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong kong	—	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	—	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	—	100.0%	December
Epsilon M E A General Trading LLC 3	Local counter work	Dubai	—	49.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	—	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	—	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	—	100.0%	December

F-1
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2020	December 31, 2021	Closing month
Alticast B.V.	Software development and delivery	Netherlands	—	100.0%	December
Alticast Company Limited	Software development and delivery	Vietnam	—	100.0%	December
Wirecard (Vietnam) Company Limited	Software sales business	Vietnam	—	100.0%	December
KT Philippines	Fixed line telecommunication business	Philippines	40.0%	100.0%	December

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
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

4	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

1.3	Changes in Scope of Consolidation
Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2021:

Changes	Location	Name of Subsidiary	Reason
Included	Korea	KT Studio Genie Co., Ltd.	Newly established
Included	Korea	Lolab Co., Ltd.	Newly established
Included	Korea	KHS Corporation	Transferred
Included	Korea	HCN Co., Ltd.	Transferred
Included	Korea	MEDIA GENIE Co., Ltd.	Transferred
Included	Korea	KT Seezn Co., Ltd.	Transferred
Included	Korea	BOOK CLUB MILLIE	Transferred
Included	Singapore	KT ES Pte. Ltd.	Newly established
Included	Singapore	Epsilon Global Communications Pte. Ltd.	Transferred
Included	Singapore	Epsilon Telecommunications (SP) Pte. Ltd.	Transferred
Included	Singapore	Epsilon Telecommunications (US) Pte. Ltd.	Transferred
Included	UK	Epsilon Telecommunications Limited	Transferred
Included	UK	7D Digital Limited	Transferred
Included	Hong kong	Epsilon Telecommunications (HK) Limited	Transferred
Included	USA	Epsilon US Inc.	Transferred

F-1
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Changes	Location	Name of Subsidiary	Reason
Included	Bulgaria	Epsilon Telecommunications (BG) EOOD	Transferred
Included	Dubai	Epsilon M E A General Trading L.L.C	Transferred
Included	Korea	K-REALTY RENTAL HOUSING REIT V	Newly established
Included	Korea	Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Newly established
Included	Korea	KT Strategic Investment Fund 6	Newly established
Included	Korea	Altimedia Corporation	Transferred
Included	Netherlands	Alticast B.V.	Transferred
Included	Vietnam	Alticast Company Limited	Transferred
Included	Vietnam	Wirecard (Vietnam) Company Limited	Transferred
Included	Philippines	KT Philippines	Transferred
Excluded	Belgium	KT Belgium	Liquidated
Excluded	Korea	KT Powertel Co., Ltd.	Shares disposed
Excluded	China	Korea Telecom China Co., Ltd.	Liquidated
Excluded	Poland	KBTO Sp.z o. o.	Liquidated
Excluded	Korea	GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Liquidated
Excluded	Korea	KT M Hows Co., Ltd.	Merged
Excluded	Netherlands	KT Dutch B.V.	Liquidated
Excluded	Korea	KT Music Contents Fund No.1	Liquidated
Excluded	Korea	Autopion Co., Ltd.	Shares disposed
Excluded	Korea	K-REALTY RENTAL HOUSING REIT V	Excluded from consolidation
Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2019, 2020 and 2021 is as follows:

(In millions of Korean won)	December 31, 2019
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	118,052	￦	19,766	￦	62,846	￦	3,085
KT Linkus Inc.		70,494		62,088		97,892		(2,258)
KT Submarine Co., Ltd.		120,947		18,452		55,244		486
KT Telecop Co., Ltd.		279,878		153,841		332,063		(4,875)
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		279,818		74,769		323,065		1,426
KT Service Bukbu Inc.		64,802		58,984		219,427		(445)
KT Service Nambu Inc.		63,917		55,548		266,148		280
BC Card Co., Ltd. 1		3,912,982		2,594,232		3,553,008		115,885
H&C Network Co. Ltd. 1		282,016		68,401		320,701		(1,593)
Nasmedia Co., Ltd. 1		356,236		203,105		117,550		22,484

F-1
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won)	2019
	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year
KTDS Co., Ltd. 1	158,153	105,462	428,758	9,027
KT M Hows Co., Ltd.	74,326	50,638	33,443	6,771
KT M&S Co., Ltd.	248,142	215,777	813,498	12,732
GENIE Music Corporation	234,131	80,952	230,480	7,658
KT MOS Bukbu Inc.	33,376	28,841	63,761	353
KT MOS Nambu Inc.	34,258	26,722	67,300	3,099
KT Skylife Co., Ltd. 1	848,276	142,839	704,996	56,008
KT Estate Inc. 1	1,686,000	295,706	485,686	48,552
KTGDH Co., Ltd. (KTSB Data service)	10,437	1,628	3,977	344
KT Sat Inc.	651,195	127,523	168,376	16,497
KT Sports Inc.	15,603	8,333	55,241	(464)
KT Music Contents Fund No.1	10,579	1,677	521	345
KT Music Contents Fund No.2	7,675	279	331	48
KT-Michigan Global Content Fund	11,688	61	248	(1,113)
Autopion Co., Ltd.	7,460	4,894	5,604	(302)
KT M mobile Inc.	135,917	30,603	161,720	(5,580)
KT Investment Co., Ltd. 1	73,463	56,212	13,375	847
KTCS Corporation 1	378,171	213,983	944,778	7,597
KTIS Corporation	305,798	137,524	454,561	9,205
Next connect PFV Inc.	385,412	24,275	1,590	(5,898)
KT Japan Co., Ltd. 1	1,851	2,858	2,891	651
Korea Telecom China Co., Ltd.	879	39	844	192
KT Dutch B.V.	31,003	50	—	(242)
Super iMax LLC	3,568	5,304	4,604	(631)
East Telecom LLC 1	20,857	16,302	17,186	2,140
KT AMERICA, INC	4,611	537	6,808	572
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. 2	132,461	183,164	18,013	(31,662)
KT Belgium	93,321	11	—	(64)
KT ORS Belgium	6,913	14	—	(43)
KBTO sp.zo.o.	1,767	245	519	(3,457)
AOS Ltd. 2	12,337	3,993	6,982	(591)
KT Hongkong Telecommunications Co., Ltd.	5,126	2,923	13,321	586
KT Hopemate	2,129	1,019	1,027	(390)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,285	1,139	176	70
K-REALTY RENTAL HOUSING REIT 3	300	—	—	—

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won)	December 31, 2020
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	119,694	￦	18,833	￦	65,897	￦	3,809
KT Linkus Inc.		58,372		54,022		84,519		(3,212)
KT Submarine Co., Ltd.		116,813		14,032		110,201		1,197
KT Telecop Co., Ltd.		318,456		193,737		392,489		212
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		288,949		92,599		350,231		2,080
KT Service Bukbu Inc.		60,825		56,554		217,451		(871)
KT Service Nambu Inc.		58,182		51,460		264,776		(456)
BC Card Co., Ltd. 1		3,084,398		1,778,751		3,387,640		39,455
H&C Network 1		269,651		61,365		322,690		2,413
Nasmedia Co., Ltd. 1		422,039		221,371		113,136		23,134
KTDS Co., Ltd. 1		183,297		133,129		499,990		10,635
KT M Hows Co., Ltd.		104,704		76,315		44,860		6,935
KT M&S Co., Ltd.		231,260		197,306		661,533		(485)
GENIE Music Corporation		250,538		88,488		247,237		9,472
KT MOS Bukbu Co., Ltd.		32,167		26,070		67,975		1,473
KT MOS Nambu Co., Ltd.		33,765		24,947		71,259		1,639
KT Skylife Co., Ltd. 1		919,476		175,039		706,631		58,190
KT Estate Inc. 1		1,689,601		325,429		365,335		14,370
KTGDH Co., Ltd. (KTSB Data Service)		11,003		1,669		4,282		538
KT Sat Inc.		630,740		92,791		173,693		14,753
KT Sports Inc.		26,572		14,940		46,608		(2,516)
KT Music Contents Fund No.1		4,844		1,525		243		84
KT Music Contents Fund No.2		15,021		285		169		(116)
KT-Michigan Global Contents Fund		10,382		175		111		(1,420)
Autopion Co., Ltd.		4,903		4,961		6,174		(2,459)
KT M Mobile Inc.		129,011		27,281		163,472		(3,617)
KT Investment Co., Ltd. 1		115,627		93,695		47,801		4,680
KTCS Corporation 1		384,919		215,175		933,006		11,323
KTIS Corporation		294,289		126,894		454,172		7,387
Next Connect PFV Inc.		394,268		37,271		26		(7,101)
KT Japan Co., Ltd. 1		2,694		2,622		1,853		1
Korea Telecom China Co., Ltd.		381		21		618		(492)
KT Dutch B.V. 1		29,585		10,109		26,782		6,061
KT AMERICA, INC		4,498		125		6,808		712
KT Rwanda Networks Ltd. 2		114,768		191,781		17,870		(34,610)
KT Belgium		87,608		—		(81)		(81)
KBTO sp.z o.o.		438		117		490		(2,823)
AOS Ltd. 2		11,812		3,875		5,719		296
KT Hong Kong Telecommunications Co., Ltd.		6,159		2,800		16,386		1,308
KT Hopemate		3,720		2,787		5,239		(13)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.		5,703		1,165		333		83
Storywiz Co., Ltd		21,594		10,065		19,209		(1,954)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		138,220		102,963		346,040		(8,461)

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

F-
20

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won)	December 31, 2021
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Linkus Inc.	￦	54,219	￦	53,316	￦	81,434	￦	(3,095)
KT Submarine Co., Ltd.		110,390		10,736		31,374		(3,183)
KT Telecop Co., Ltd.		363,224		233,797		515,456		3,985
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		390,671		172,767		471,870		(8,692)
KT Service Bukbu Inc.		59,341		54,070		231,602		1,128
KT Service Nambu Inc.		62,513		52,695		271,174		1,430
BC Card Co., Ltd. 1		3,933,427		2,481,004		3,580,970		120,308
H&C Network Co., Ltd. 1		88,616		4,993		227,604		11,995
Nasmedia Co., Ltd. 1		490,394		268,618		125,876		27,120
KTDS Co., Ltd. 1		341,358		199,831		632,899		21,464
KT M&S Co., Ltd.		241,377		203,051		710,634		3,496
KT MOS Bukbu Co., Ltd.		32,511		25,402		70,212		1,637
KT MOS Nambu Co., Ltd.		36,741		26,053		71,940		2,016
KT Skylife Co., Ltd. 1		1,275,645		469,694		772,950		62,309
KT Estate Inc. 1		2,370,940		791,884		577,578		213,203
KTGDH Co., Ltd.		11,464		1,560		4,423		553
KT Sat Inc.		593,616		34,169		174,750		20,830
KT Sports Inc.		29,524		19,740		67,612		(2,039)
KT Music Contents Fund No.2		14,985		278		253		(30)
KT-Michigan Global Contents Fund		3,552		112		13,592		10,032
KT M Mobile Inc.		144,175		40,749		204,641		5,918
KT Investment Co., Ltd. 1		87,366		66,108		21,040		(697)
KTCS Corporation 1		416,750		234,172		968,499		19,034
KTIS Corporation		369,361		177,619		487,801		24,944
Next Connect PFV Inc.		518,441		167,963		—		(6,519)
KT Japan Co., Ltd. 1		1,474		2,633		1,298		(142)
KT America, Inc.		4,884		101		6,508		201
KT Rwanda Networks Ltd. 2		125,860		236,389		23,328		(28,770)
AOS Ltd. 2		11,539		2,812		6,942		823
KT Hong Kong Telecommunications Co., Ltd.		6,613		1,346		18,825		1,313
KT Hopemate 1		6,311		2,978		12,538		116
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		185,850		144,832		284,998		366
KT Studio Genie Co., Ltd. 1,2		648,534		276,933		90,047		(16,443)
Lolab Co., Ltd.		26,726		897		2,107		(134)
East Telecom LLC 1		35,904		22,088		11,960		2,487
KT ES Pte. Ltd. 1		240,331		80,597		15,157		(6,355)
KT Philippines		3,641		1,243		—		—
Altimedia Corporation 1		32,338		9,742		6,968		1,037

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

F-
21

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

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
(1) New and amended standards adopted by the Group
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2021.
- Amendments to IFRS 16
Lease – Practical expedient for
COVID-19—Related
Rent Exemption, Concessions, Suspension
As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the
COVID-19
pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments did not have a significant impact on the financial statements.
- Amendments to IFRS 9
Financial Instruments
, IAS 39
Financial Instruments: Recognition and Measurement
, IFRS 7
Financial Instruments: Disclosure
, IFRS 4
Insurance Contracts
and IFRS 16
Lease –
Interest Rate Benchmark Reform (Phase 2 Amendments)
In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The Group is in review for the impact of these amendments on the financial statements (Notes 7 and 16).
(2) New standards and interpretations not yet adopted by the Group
The following new accounting standards and interpretations have been published, but are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group.

F-
22

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

- Amendments to IFRS 16
Lease – Concession on
COVID-19—Related
Rent Concessions Beyond June 30, 2021
The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the
COVID-19
pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.
- Amendments to IFRS 3
Business Combination – Reference to the Conceptual Framework
The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37
Provisions, Contingent Liabilities and Contingent Assets
, and IFRIC 21
Levies
. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.
- Amendments to IAS 16
Property, Plant and Equipment – Proceeds Before Intended Use
The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements
- Amendments to IAS
37 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract
The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.
- Amendments to IAS 1
Presentation of Financial Statements – Classification of Liabilities as Current or
Non-Current
The amendments clarify that liabilities are classified as either current or non-current,
depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and

F-
23

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.
- IAS 1
Presentation of Financial Statements – Disclosure of Accounting Policies
The amendments to IAS 1 define and require entities to disclose their material accounting policies. The IASB amended IFRS Practice Statement 2 Disclosure of Accounting Policies to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.
- IAS 8
Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates
The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.
- IAS 12
Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction
The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.
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

F-
24

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

2.3	Consolidation
The Group has prepared the consolidated financial statements in accordance with IFRS 10
Consolidated Financial Statements
.
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
The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling
interest in the acquired entity on an
acquisition-by-acquisition
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
Intercompany transactions, balances and unrealized gains on transactions among group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(2) Changes in ownership interests in subsidiaries without change of control
Any differences between the amount of the adjustment to
non-controlling
interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.
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

F-2
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

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
(5) Joint arrangements
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
Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs
.

F-2
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Non-monetary
items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary
assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary
assets such as equities classified as
available-for-sale
financial assets are recognized in other comprehensive income
.

2.6	Financial Assets
(a) Classification
The Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income

•	those to be measured at amortized cost
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
(b) Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.
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

F-2
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

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
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.
(c) Impairment
The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.
(d) Recognition and derecognition
Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are

F-2
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

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
(e) Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

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
The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 3
8
.
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
The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity to the limit of the cumulative change in fair value (present value) of the hedge item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in ‘finance income (costs)’.
Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.
When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial
asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.8	Trade Receivables
Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting for trade receivables and Note 2.6 (c) for a description of the Group’s impairment policies.

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
Real estate held for rental income or investment gains is classified as investment property and right-of-use
asset. An investment property is measured initially at its cost. After recognition as an

F-
30

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from
10
to 40 years.

2.13	Intangible Assets
(1) Goodwill
Goodwill is measured a
s
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
(2) Intangible assets excluding goodwill
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	5 – 6 years
Software	4 – 6 years
Frequency usage rights	5 – 10 years
Others 1	1 – 50 years

1	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.15	Government Grants
Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting

F-
31

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets
Goodwill and intangible assets with indefinite useful life are tested annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Group estimates the recoverable amount for each asset, and in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on
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
The loan is initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (after deducting the transaction cost) and the repayment amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until the borrowing is executed. There is a high possibility that borrowing will be executed as part or all

F-
32

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for services that provide liquidity and then amortized over the relevant borrowing limit period.
Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
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
The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designed as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

2.19	Financial Guarantee Contracts
Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of the following amount, and the related liability is recognized as ‘other financial liabilities’ in the consolidated statement of financial position:

•	the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with IFRS 15 Revenue from Contracts with Customers

2.20	Compound Financial Instruments
Compound financial instruments are convertible notes that can be converted into equity instruments at the option of the holder.
The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option, and subsequently measured at amortized cost until extinguished on conversion or maturity of the bonds. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

F-
33

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

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

F-
34

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The acquiree may have outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions. If vested, those acquiree share-based payment transactions are part of the non-controlling
interest in the acquiree and are measured at their market-based measure. If unvested, the market-based measure of unvested share-based payment transactions is allocated to the non-controlling
interest on the basis of the ratio of the portion of the vesting period completed to the greater of the total vesting period and the original vesting period of the share-based payment transaction. The balance is allocated to post-combination service.

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
(a) Lessee
The Group leases various repeater server rack, offices, communication line facilities, machinery and cars.
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

F-
3
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

•	The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option
Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.
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
Right-of-use
assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs
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
(b) Lessor
Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the

F-3
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. As a result of adopting the new lease standard, the Group applied the accounting for assets held as a lessor.
(c) Extension and termination option
Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.25	Share Capital
The Controlling Company classifies ordinary shares as equity.
Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Controlling Company.

2.26	Revenue Recognition
(a) Identifying performance obligations
The Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.
(b) Allocation the transaction price and revenue recognition
The Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.
(c) Incremental contract acquisition costs
The Group pays the commission fees when new customers subscribe for telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Group recognizes the incremental contract acquisition costs as an asset

F-3
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

and amortizes it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when it is incurred if the amortization period of the asset is one year or less.
(d) Commission fees
Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

2.27	Current and Deferred Income Tax
The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The current income tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.
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

F-3
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

2.28	Dividend
Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.29	Approval of Issuance of the Financial Statements
The consolidated financial statements of 2021 were approved for issuance by the Board of Directors on April 14, 2022.

3.	Critical Accounting Estimates and Assumptions
The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.
The spread of Coronavirus disease 2019
(“COVID-19”)
has been posing a material impact on the global economy in 2021. It may have a negative impact, such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group.
Significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements can be adjusted depending on changes in the uncertainty from
COVID-19.
Also, the ultimate effect of
COVID-19
to the Group’s business, financial position and financial performance cannot presently determined.
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
The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note
30
).
If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the
Tax System for Recirculation of Corporate Income,
the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

3.3	Fair Value of Derivatives and Financial Instruments
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 38).

3.4	Impairment of Financial Assets
The provision for impairment for financial assets is based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period (Note 37).

3.5	Net Defined Benefit Liability
The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18)

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
As described in Note 17, the Group records provisions for litigation and assets retirement obligations as at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

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

3.9	Critical Judgments in Determining the Lease Term
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

F-
40

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

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
Most extension options in offices, retail stores and vehicles leases have not been included in the lease liability, because the Group can replace the assets without significant cost or business disruption.
The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

4.	Financial Instruments by Category
Financial instruments by category as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,634,624	￦	—	￦	—	￦	—	￦	2,634,624
Trade and other receivables		5,034,622		—		1,118,619		—		6,153,241
Other financial assets		671,068		809,919		258,516		7,684		1,747,187

( I n millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	￦	7,017,639	￦	—	￦	—	￦	—	￦	7,017,639
Borrowings		7,316,298		—		—		—		7,316,298
Other financial liabilities		132,558		2,682		127,929		—		263,169
Lease liabilities		—		—		—		1,143,640		1,143,640

F-
41

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	3,019,592	￦	—	￦	—	￦	—	￦	3,019,592
Trade and other receivables		5,687,103		—		491,713		—		6,178,816
Other financial assets		608,389		952,319		347,877		99,453		2,008,038

( I n millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	￦	7,980,203	￦	—	￦	—	￦	—	￦	7,980,203
Borrowings		8,437,703		—		—		—		8,437,703
Other financial liabilities		263,500		216,040		18,126		—		497,666
Lease liabilities		—		—		—		1,159,369		1,159,369
Gains or losses arising from financial instruments by category for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019		2020		2021
Financial assets at amortized cost
Interest income 1	￦	79,838	￦	55,742	￦	74,937
Gain (loss) on foreign currency transactions 4		32,293		(19,244)		12,826
Gain (loss) on foreign currency translation 4		(474)		(3,895)		2,911
Gain (loss) on disposal		(43)		138		35
Impairment loss		(59,947)		(140,474)		(110,286)
Financial assets at fair value through profit or loss
Interest income 1		5,634		6,548		3,673
Dividend income 5		1,096		4,379		21,499
Gain on valuation 6		4,334		59,044		64,659
Gain (loss) on disposal		5,115		(329)		29,974
Loss on foreign currency transactions 4		—		(38)		—
Gain on foreign currency translation 4		(27)		—		17,794
Financial assets at fair value through other comprehensive income
Interest income 1		217,355		227,736		222,290
Dividend income 5		2,312		56		1,365
Impairment loss		(304)		—		—
Loss on disposal		(11,247)		(8,152)		(22,712)
Other comprehensive income for the year 2		167,152		41,997		129,780

F-
42

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won)	2019		2020		2021
Derivative used for hedging
Gain on transactions		6,332		6,050		—
Loss (gain) on valuation		56,537		(2,707)		203,961
Other comprehensive income (loss) for the year 2		46,806		(2,373)		144,967
Reclassified to profit or loss from other comprehensive income for the year 2,3		(39,604)		3,645		(143,305)
Financial liabilities at fair value through profit or loss
Gain (loss) on valuation		(1,936)		119		42,447
Gain on disposal		2,664		799		2,136
Loss (gain) on foreign currency transactions 4		—		—		(2)
Derivatives used for hedging
Gain on transactions		—		1,141		(6,208)
Loss (gain) on valuation		4,949		(161,003)		(7,206)
Other comprehensive income (loss) for the year 2		20,742		(81,671)		(3,112)
Reclassified to profit or loss from other comprehensive income for the year 2,3		(5,080)		107,786		6,722
Financial liabilities at amortized cost
Interest expense 1		(223,974)		(220,945)		(232,197)
Loss on foreign currency transactions 4		(20,958)		(10,717)		(3,580)
Gain (loss) on foreign currency translation 4		(75,502)		141,849		(201,623)
Lease liabilities
Interest expense 1		(55,001)		(44,091)		(36,650)

Total	￦	159,062	￦	(38,610)	￦	215,095

1
BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is
￦
27,440 million (
2019
:

￦

21,018
 million,
2020:
￦
20,854
m
illion) and related interest expense recognized as operating expense is
￦
5,458 million (
2019:
￦
 548 million,

2020:
￦
1,456 million) for the year ended December 31, 2021.

2	The amounts directly reflected in equity after adjustments of deferred income tax.
3
During the current and previous year, certain derivatives of the Group was settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4
BC Card Co., Ltd., a subsidiary of the Group recognized foreign currency translation/transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency translation gain and loss recognized as operating revenue and expense amount to
translation gain

￦
3
million (2019: translation loss ￦ 5 million, 2020: translation loss

￦
56 million) and
transaction gain

and loss amount
to transaction
 gain
￦
2,373 million (20
19: trans
ac
tion
 loss
￦
 17,006 million
,
2020
:
transaction
loss
￦
19,687
m
illion), respectively, for the year ended December 31, 2021.

5
BC Card Co., Ltd., etc., subsidiaries of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is
￦
1,340 million (2019: ￦

2,250

million
,
2020:
￦
 2,059 million) for the year ended December 31,
2021.

6	KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized financial instruments measured at fair value through profit or loss as operating revenue and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to valuation

F-
43

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

loss ￦ 15,459 million (2019: valuation gain ￦ 15,429 million, 2020: valuation gain ￦ 40,822 million), for the year ended December 31, 2021.

5.	Cash and Cash Equivalents
Restricted cash and cash equivalents as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020	December 31, 2021	Description
Bank deposits	￦ 28,414	￦ 28,219	Deposit restricted for government project and others
Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows
.

6.	Trade and Other Receivables
Trade and other receivables as at December 31, 2020 and 2021, are as fol
l
ows:

	December 31, 2020
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,388,099	￦	(322,992)	￦	(8,977)	￦	3,056,130
Other receivables		1,948,108		(101,619)		(148)		1,846,341

	￦	5,336,207	￦	(424,611)	￦	(9,125)	￦	4,902,471

Non-current assets
Trade receivables	￦	892,992	￦	(4,323)	￦	(34,716)	￦	853,953
Other receivables		513,926		(102,985)		(14,125)		396,816

	￦	1,406,918	￦	(107,308)	￦	(48,841)	￦	1,250,769

	December 31, 2021
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,337,398	￦	(346,869)	￦	(7,662)	￦	2,982,867
Other receivables		2,201,781		(93,256)		(3,902)		2,104,623

	￦	5,539,179	￦	(440,125)	￦	(11,564)	￦	5,087,490

Non-current assets
Trade receivables	￦	612,654	￦	(2,856)	￦	(17,351)	￦	592,447
Other receivables		621,195		(108,131)		(14,185)		498,879

	￦	1,233,849	￦	(110,987)	￦	(31,536)	￦	1,091,326

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by
discounting the expected future cash flow at the weighted average interest rate.

F-
44

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Details of changes in provision for impairment for the years ended December 31, 2020 and 2021, are as follows:

	2020				2021
(In millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	295,319	￦	83,680	￦	327,315	￦	204,604
Provision		89,097		50,860		82,329		23,015
Reversal		—		(890)		—		(508)
Written-off or transfer out		(60,598)		(25,067)		(62,564)		(25,900)
Change in consolidation scope		3,211		87,614		416		(300)
Others		286		8,407		2,229		476

Ending balance	￦	327,315	￦	204,604	￦	349,725	￦	201,387

Provisions for impairment on trade and other receivables are recognized as operating expenses and finance costs.
Details of other receivables as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Loans	￦	116,082	￦	101,718
Receivables 1		1,699,608		1,872,467
Accrued income		6,901		5,933
Refundable deposits		350,180		349,360
Loans receivable		150,527		328,753
Finance lease receivables		64,047		85,370
Others		60,416		61,288
Less: Provision for impairment		(204,604)		(201,387)

	￦	2,243,157	￦	2,603,502

1	Settlement receivables of BC Card Co., Ltd., a subsidiary of the Group, of ￦ 1,108,936 million related to credit card transactions are included as at December 31, 2021 (2020: ￦ 986,384 million).
The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2021.
A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

F-
4
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

7.	Other Financial Assets and Liabilities
Details of other financial assets and liabilities as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Other financial assets
Financial assets at amortized cost 1	￦	671,068	￦	608,389
Financial assets at fair value through profit or loss 1,2,3		809,919		952,319
Financial assets at fair value through other comprehensive income 1,3		258,516		347,877
Derivative used for hedging		7,684		99,453
Less: Non-current		(544,347)		(822,379)

Current	￦	1,202,840	￦	1,185,659

Other financial liabilities
Financial liabilities at amortized cost 4	￦	132,558	￦	263,500
Financial liabilities at fair value through profit or loss		2,682		216,040
Derivatives used for hedging		127,929		18,126
Less: Non-current		(260,676)		(424,859)

Current	￦	2,493	￦	72,807

1
As at December 31, 2021, the Group’s other financial assets amounting to
￦
115,033 million (2020:
￦
104,442 million), which consist of checking account deposits and payment guarantee, are subject to withdrawal restrictions.

2	As at December 31, 2021, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ￦ 460,180 million (2020: ￦ 509,068 million) is included in other financial assets.
3
As at December 31, 2021, the Group provided investments in Korea Software Financial Cooperative amounting to
￦
5,794 million (2020:
￦
5,491 million) as a collateral for the payment guarantee provided by the Cooperative.

4	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and BOOK CLUB MILLIE (Note 20).
Details of financial assets at fair value through profit or loss as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Equity Instruments (Listed)	￦	46,449	￦	24,285
Equity Instruments (Unlisted)		83,017		64,835
Debt securities		680,453		862,481
Derivatives held for trading		—		718

Total		809,919		952,319
Less: non-current		(276,109)		(488,040)

Current	￦	533,810	￦	464,279

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2021.

F-4
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Details of financial assets at fair value through other comprehensive income as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Equity Instruments (Listed)	￦	6,216	￦	19,079
Equity Instruments (Unlisted)		245,730		234,048
Debt securities		6,570		94,750

Total		258,516		347,877
Less: non-current		(258,516)		(259,435)

Current	￦	—	￦	88,442

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is not classified to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.
During the period ended December 31, 2021, the Group sold all Mastercard Inc. shares. The fair value of the shares sold is
￦
206,840 million, and the cumulative amount recognized in comprehensive income after tax is
￦
 76,296 million. Of these,
￦
53,052 million is reclassified as retained earnings attributable to owners of the Controlling Company.
Derivatives used for hedging as at December 31, 2020 and 2021, are as follows:

	December 31, 2020				December 31, 2021
(In millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap 1	￦	—	￦	1,078	￦	—	￦	77
Currency swap 2, 3		7,684		126,189		99,453		18,049
Currency forwards 4		—		662		—		—

Total		7,684		127,929		99,453		18,126
Less: non-current		(2,111)		(126,408)		(67,889)		(242)

Current	￦	5,573	￦	1,521	￦	31,564	￦	17,884

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
2
The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

3	The amount of derivatives subject to the second phase of interest rate indicator reform is 21,635 million, and the Group is considering the impact of switching to alternative indicator interest rates.
4	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.
The full value of a hedging derivative is classified as a
non-current
asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

F-4
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019						2020						2021
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income 1		Valuation gain		Valuation loss		Other comprehensive income 1		Valuation gain		Valuation Loss		Other comprehensive income 1
Interest rate swap	￦	—	￦	45	￦	(963)	￦	—	￦	—	￦	(567)	￦	—	￦	—	￦	1
Currency swap		72,417		15,784		87,626		—		161,661		(113,175)		203,961		7,206		191,569
Currency forwards		4,858		—		4,858		—		2,049		—		—		—		—

Total	￦	77,275	￦	15,829	￦	91,521	￦	—	￦	163,710	￦	(113,742)	￦	203,961	￦	7,206	￦	191,570

1	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.
The ineffective portion recognized in profit or loss on the cash flow hedge is valuation loss of
￦
 11,825 million for the current period (2019: valuation gain of
￦
4,181 million, 2020: valuation loss of
~~W~~
2,711 million).
The unsettled amount of derivative instruments for the years ended December 31, 2020 and 2021, are as follows:
(i) Hedging instruments

(In millions of Korean won and thousands of foreign currencies)	2020
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	1,768,912	￦	2,037,568	￦	2,111	￦	100,623	￦	(136,852)
JPY	46,000,000		488,924		5,573		13,839		(4,065)
SGD	284,000		245,208		—		13,467		(13,611)

Total		￦	2,771,700	￦	7,684	￦	127,929	￦	(154,528)

(In millions of Korean won and thousands of foreign currencies)	2021
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,016,350	￦	2,322,085	￦	93,948	￦	77	￦	186,130
JPY	30,000,000		326,751		—		18,049		(7,199)
SGD	284,000		245,208		5,431		—		18,387
EUR	7,700		10,283		74		—		51

Total		￦	2,904,327	￦	99,453	￦	18,126	￦	197,369

F-4
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(ii) Hedged item

(In millions of Korean won)
	2020						2021
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves 1		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves 1
USD	￦	1,924,576	￦	133,978	￦	19,641	￦	2,401,943	￦	(177,120)	￦	21,826
JPY		484,960		4,228		(2,569)		309,072		7,199		269
SGD		233,510		13,611		2,707		249,108		(15,570)		3,071
EUR		—		—		—		10,336		(53)		18

Total	￦	2,643,046	￦	151,817	￦	19,779	￦	2,970,459	￦	(185,544)	￦	25,184

1	The amounts after adjustments of deferred income tax directly reflected in equity.
Details of financial liabilities at fair value through profit or loss as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Derivatives held for trading 1,2	￦	2,682	￦	216,040

1
The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank for the year period ended December 31, 2021. According to the Drag-Along Right, if K Bank fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors.

2	The amount includes derivatives for redeemable convertible preference shares and convertible bonds issued by the Group (Note 16).
The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019				2020				2021
(In millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivatives held for trading	￦	78	￦	2,014	￦	172	￦	53	￦	51,187	￦	8,741

8.	Inventories
Inventories as at December 31, 2020 and 2021, are as follows:

	December 31, 2020						December 31, 2021
(In millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	￦	650,856	￦	(133,224)	￦	517,632	￦	601,360	￦	(120,304)	￦	481,056
Others		17,004		—		17,004		33,089		—		33,089

Total	￦	667,860	￦	(133,224)	￦	534,636	￦	634,449	￦	(120,304)	￦	514,145

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Cost of inventories recognized as expenses for year ended December 31, 2021, amounts to
￦
 3,787,203 million (2019:
￦
3,905,630 million, 2020:
￦
3,938,842 million) and reversal of valuation loss on inventory recognized amounts to
￦
12,920 million for year ended December 31, 2021 (2019: valuation loss on inventory amounts to
￦
30,857 million, 2020: valuation loss on inventory amounts to
￦
11,214 million).

9.	Other Assets and Liabilities
Other assets and liabilities as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Other assets
Advance payments	￦	168,302	￦	151,266
Prepaid expenses		66,578		100,697
Contract cost		1,804,948		1,801,244
Contract assets		586,438		745,085
Others		18,747		39,979
Less: Non-current		(768,661)		(793,948)

Current	￦	1,876,352	￦	2,044,323

Other liabilities
Advances received 1	￦	328,491	￦	372,375
Withholdings		105,415		135,160
Unearned revenue 1		29,593		35,577
Lease liabilities		1,143,640		1,159,369
Contract liabilities		384,133		323,651
Others		21,597		25,757
Less: Non-current		(909,570)		(927,596)

Current	￦	1,103,299	￦	1,124,293

1	The amounts include adjustments arising from adoption of IFRS 15 (Note 26).

10.	Assets Held for Sale
For the year ended December 31, 2020, the Group decided to sell some real estate and other assets, it classified
￦
1,187 million as
assets held for sale. The asset was measured at net fair value in accordance with IFRS 5, which is a non-repetitive fair value measured using the recent sale price of similar businesses, an observable input variable
. The details of the assets to be sold are as follows.

( I n millions of Korean won)
Land	￦	172
Buildings		938
Others		77

Total	￦	1,187

During the current period, the Group recognized the
impairment
loss of
￦
11 million, regarding assets scheduled to be sold, and classified it as other expenses (loss of assets expected to be sold). The asset has not been disposed of as of the end of the reporting period.

F-
50

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

11.	Property and Equipment
Changes in property and equipment for the years ended December 31, 2020 and 2021, are as follows:

	2020
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,262,313	￦	4,125,229	￦	37,654,635	￦	1,612,108	￦	1,001,171	￦	45,655,456
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,963,165)		(28,561,384)		(1,344,573)		(903)		(31,870,157)

Beginning, net		1,262,181		2,162,064		9,093,251		267,535		1,000,268		13,785,299
Acquisition and capital expenditure		25,156		7,249		112,085		47,669		2,959,690		3,151,849
Disposal and termination		(1,756)		(3,367)		(69,401)		(3,385)		(1,027)		(78,936)
Depreciation		—		(135,646)		(2,343,965)		(91,164)		—		(2,570,775)
Impairment		—		(36)		(35,271)		(44,468)		—		(79,775)
Transfer in (out)		53,238		283,937		2,489,138		28,024		(2,899,197)		(44,860)
Transfer from (to) investment properties		6,792		(8,848)		—		—		—		(2,056)
Changes in scope of consolidation		56		494		225		43		—		818
Others		(11,040)		2,175		68,921		1,398		(16,899)		44,555

Ending, net	￦	1,334,627	￦	2,308,022	￦	9,314,983	￦	205,652	￦	1,042,835	￦	14,206,119

Acquisition cost	￦	1,334,759	￦	4,402,691	￦	39,182,265	￦	1,619,822	￦	1,046,795	￦	47,586,332
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,094,669)		(29,867,282)		(1,414,170)		(3,960)		(33,380,213)

	2021
(In millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,334,759	￦	4,402,691	￦	39,182,265	￦	1,619,822	￦	1,046,795	￦	47,586,332
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,094,669)		(29,867,282)		(1,414,170)		(3,960)		(33,380,213)

Beginning, net		1,334,627		2,308,022		9,314,983		205,652		1,042,835		14,206,119
Acquisition and capital expenditure		60,817		36,446		28,159		55,336		2,947,335		3,128,093
Disposal and termination		(45,318)		(11,827)		(76,676)		(6,868)		(64)		(140,753)
Depreciation		—		(145,954)		(2,368,679)		(81,507)		—		(2,596,140)
Impairment		—		—		(2,075)		(40)		—		(2,115)
Transfer in (out)		4,608		415,771		2,340,948		27,051		(2,872,257)		(83,879)
Transfer from (to) investment properties		(59,848)		(73,096)		—		—		—		(132,944)
Changes in scope of consolidation		20,911		6,355		67,925		15,583		497		111,271
Others		—		(18,295)		11,986		6,031		(24,488)		(24,766)

Ending, net	￦	1,315,797	￦	2,517,422	￦	9,316,571	￦	221,238	￦	1,093,858	￦	14,464,886

Acquisition cost	￦	1,315,929	￦	4,707,250	￦	40,270,005	￦	1,607,853	￦	1,094,479	￦	48,995,516
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,189,828)		(30,953,434)		(1,386,615)		(621)		(34,530,630)

F-
51

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Details of property and equipment provided as collateral as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	11,644	￦	15,502	Borrowings	￦	3,072	Industrial Bank of Korea, Korea Development Bank
	￦	4,142	￦	249	Deposits	￦	249	K Bank

(In millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	11,320	￦	15,412	Borrowings	￦	3,272	Industrial Bank of Korea, Korea Development Bank
The borrowing costs capitalized for qualifying assets amount to
￦
5,360 million (
2019: ￦ 6,360 million
,
2020:
￦
 8,452 million
), for the year ended December 31,

2021. The interest rate applied to calculate the capitalized borrowing costs is 2.04% (
2019: 2.63%,
2020: 2.36
%), for the year ended December 31, 2021.

12.	Investment Properties
Changes in investment properties for the years ended December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	2020
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	555,164	￦	1,323,518	￦	1,902	￦	1,880,584
Less: Accumulated depreciation		(1,568)		(491,586)		—		(493,154)

Beginning, net	￦	553,596	￦	831,932	￦	1,902	￦	1,387,430
Acquisition		11,723		7,096		34,243		53,062
Disposal and termination		(1,536)		(243)		—		(1,779)
Depreciation		—		(64,531)		—		(64,531)
Transfer from(to) property and equipment		(6,792)		8,848		—		2,056
Transfer and others		(18,656)		469		10,402		(7,785)

Ending, net	￦	538,335	￦	783,571	￦	46,547	￦	1,368,453

Acquisition cost	￦	539,903	￦	1,341,326	￦	46,547	￦	1,927,776
Less: Accumulated depreciation		(1,568)		(557,755)		—		(559,323)

F-
52

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won)	2021
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	539,903	￦	1,341,326	￦	46,547	￦	1,927,776
Less: Accumulated depreciation		(1,568)		(557,755)		—		(559,323)

Beginning, net	￦	538,335	￦	783,571	￦	46,547	￦	1,368,453
Acquisition		171,872		42,151		56,351		270,374
Disposal and termination		(17,133)		(4,862)		—		(21,995)
Depreciation		—		(47,754)		—		(47,754)
Transfer from(to) property and equipment		59,848		73,096		—		132,944
Changes in scope of consolidation		5,262		1,779		—		7,041
Transfer and others		55,579		(7,891)		(36,097)		11,591

Ending, net	￦	813,763	￦	840,090	￦	66,801	￦	1,720,654

Acquisition cost	￦	815,331	￦	1,424,066	￦	66,801	￦	2,306,198
Less: Accumulated depreciation		(1,568)		(583,976)		—		(585,544)
The fair value of investment properties is
￦
4,263,381 million as at December 31, 2021 (December 31, 2020:
￦
2,645,482 million). The fair value of investment properties is estimated based on the expected cash flow.
Rental income from investment properties is
￦
185,877 million (2020:
￦
203,763 million
), for the year ended December 31, 2021
and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.
As at December 31, 2021, the Group (Lessor) has entered into a non-cancellable
operating lease contract relating to real estate lease. The future minimum lease fee under this contract is
￦
 63,509 million for one year or less,
￦
130,745 million more than one year and less than five years,
~~W~~
83,589 million over five years, and
￦
277,843 million in total.
Details of investment properties provided as collateral as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	790,414	￦	62,968	Deposits	￦	56,247
Land and Buildings	￦	2,861	￦	3,434	Borrowings	￦	2,928

(In millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	828,103	￦	72,910	Deposits	￦	63,012
Land and Buildings	￦	2,883	￦	3,688	Borrowings	￦	2,728

F-
53

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

13.	Intangible Assets
Changes in intangible assets for the years ended December 31, 2020 and 2021, are as follows:

	2020
(In millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total

Acquisition cost	￦	541,596	￦	1,661,372	￦	978,139	￦	3,622,327	￦	1,193,048	￦	7,996,482
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,026)		(1,388,738)		(840,758)		(1,868,386)		(758,537)		(5,162,445)

Beginning, net	￦	235,570	￦	272,634	￦	137,381	￦	1,753,941	￦	434,511	￦	2,834,037
Acquisition and capital expenditure		—		26,990		37,077		—		101,563		165,630
Disposal and termination		—		(1,849)		(105)		—		(11,866)		(13,820)
Amortization		—		(104,938)		(54,191)		(399,348)		(69,677)		(628,154)
Impairment 1		—		—		(1,776)		(193,194)		(16,667)		(211,637)
Changes in scope of consolidation		—		575		77		—		3,690		4,342
Others		(5,485)		87,587		27,537		(736)		(98,043)		10,860

Ending, net	￦	230,085	￦	280,999	￦	146,000	￦	1,160,663	￦	343,511	￦	2,161,258

Acquisition cost		536,093		1,767,422		1,053,980		3,373,095		1,167,735		7,898,325
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,008)		(1,486,423)		(907,980)		(2,212,432)		(824,224)		(5,737,067)

1	For the year ended December 31, 2020, an impairment loss of ￦ 190,929 million on frequency usage rights was recognized.

	2021
(In millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others 1		Total
Acquisition cost	￦	536,093	￦	1,767,422	￦	1,053,980	￦	3,373,095	￦	1,167,735	￦	7,898,325
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,008)		(1,486,423)		(907,980)		(2,212,432)		(824,224)		(5,737,067)

Beginning, net	￦	230,085	￦	280,999	￦	146,000	￦	1,160,663	￦	343,511	￦	2,161,258
Acquisition and capital expenditure		467,394		38,113		36,437		1,065,096		113,579		1,720,619
Disposal and termination		—		(7,893)		(506)		(276)		(5,108)		(13,783)
Amortization		—		(92,230)		(52,547)		(386,741)		(73,226)		(604,744)
Impairment		—		(216)		(316)		—		(3,216)		(3,748)
Changes in scope of consolidation		(607)		8,640		(4,548)		—		152,768		156,253
Others		—		960		14,905		389		15,224		31,478

Ending, net		696,872		228,373		139,425		1,839,131		543,532		3,447,333

Acquisition cost		1,002,530		1,812,377		1,083,426		2,617,647		1,426,576		7,942,556
Less: Accumulated amortization (including accumulated impairment loss and others)		(305,658)		(1,584,004)		(944,001)		(778,516)		(883,044)		(4,495,223)

F-
54

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

1	The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ￦ 219,204 million (20 20 : ￦ 221,099 million) as at December 31, 2021.
In April 2021, the Group was reassigned with a portion in accordance with Article 11 of the Radio Waves Act (frequency allocation based on consideration). The frequency band and payment are as follows.

(In millions of Korean won)	900MHz		1.8GHz		2.1GHz
Payment amount 1	￦	141,300	￦	547,800	￦	411,700

1	The Group paid a certain portion of the full payment in a lump sum during the year ended December 31, 2021, and plans to make the remainder payment in annual installment for the next five years.
Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at December 31, 2021, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash generating Unit	Amount

ICT 10	Mobile services 1	￦	65,057
Finance	BC Card Co., Ltd. 2		41,234
Satellite TV	HCN Co., Ltd. 3		252,680
Others	GENIE Music Corporation 4		50,214
	BOOK CLUB MILL I E 5		51,580
	PlayD Co., Ltd. 6		42,745
	KT Telecop Co., Ltd. 7		15,418
	Epsilon Global Communications Pte. Ltd. 8		149,706
	MEDIA GENIE Co., Ltd. 9		10,633
	KT MOS Bukbu Co., Ltd and others		17,605
	Total	￦	696,872

1
The recoverable amounts of mobile services business are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 2.02% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 8.72% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on mobile business for the years ended December 31, 2019, 2020 and 2021.

2
The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of
0.0
% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth

F-55

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate -0.30% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 8.56% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on BC Card Co., Ltd. for the years ended December 31, 2019, 2020 and 2021.

3
The recoverable amounts of HCN Co., Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next four
years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after four
years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 3.02% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 11.81% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on HCN Co., Ltd. for the years ended December 31, 2021.

4	The recoverable amount of GENIE Music Corporation is calculated based on fair value less cost to sell.
5
The recoverable amounts of
 BOOK CLU
B
 MILLIE are calculated based on
value-in
use calculations. These calculations use discounted cash flow projections for the next four
 years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after four
years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 27.77% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 16.92% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on HCN Co., Ltd. for the years ended December 31, 2021.

6	The recoverable amount of PlayD Co., Ltd. is calculated based on fair value less cost to sell.
7
The recoverable amounts of KT Telecop Co., Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.72% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 11.59% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on KT Telecop Co., Ltd. for the years ended December 31, 2019, 2020 and 2021.

F-5
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

8
The recoverable amounts of Epsilon Global Communications Pte. Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next nine years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after nine years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 11.24% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 8.08% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on Epsilon Global Communications Pte. Ltd. for the years ended December 31, 2021.

9
The recoverable amounts of MEDIA GENIE Co., Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 3.12% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 16.72% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on MEDIA GENIE Co., Ltd. for the years ended December 31, 2021.

10
The Group performed its impairment assessment for long-lived assets attributed to the Information and Communication Technology (“ICT”) reporting segment, which includes the Cash-Generating Units of Mobile, Fixed line, and Corporate Services (the “CGUs”). The Group compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amounts of ICT reporting segment are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 2.02% ~ 5.65% ba sed on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rate
8.72
%. Accordingly, the Group did
no
t recognize an impairment loss on ICT reporting segment for the years ended December 31, 2019, 2020 and 2021.

F-5
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

14.	Investments in Associates and Joint Ventures
Details of associates that are material to the Group as at December 31, 2020 and 2021, are as
follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2020	December 31, 2021
Korea Information & Technology Fund	33.3%	33.3%	Korea	December
KT-IBKC Future Investment Fund 1 1	50.0%	50.0%	Korea	December
K Bank	34.0%	33.7%	Korea	December
Hyundai Robotics Co., Ltd. 2	10.0%	10.0%	Korea	December
K-REALTY CR REITs No.1	23.3%	30.1%	Korea	December

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

Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2021, are as follows:

	2020
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures 1		Others		Ending
Korea Information & Technology Fund	￦	163,975	￦	—	￦	12,205	￦	(6,025)	￦	170,155
KT-IBKC Future Investment Fund 1		14,100		—		2,090		—		16,190
KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank		45,158		195,011		(30,209)		(1,688)		208,272
Hyundai Robotics Co., Ltd.		—		50,000		(64)		1,000		50,936
Others 1		44,293		28,400		34,298		5,337		112,328

	￦	267,660	￦	273,277	￦	18,320	￦	(1,376)	￦	557,881

F-5
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

	2021
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures 1		Others 2		Ending
Korea Information & Technology Fund	￦	170,155	￦	—	￦	16,702	￦	(7,922)	￦	178,935
KT-IBKC Future Investment Fund 1		16,190		(5,700)		1,591		—		12,081
K Bank 2		208,272		424,957		5,809		192,699		831,737
Hyundai Robotics Co., Ltd.		50,936		—		(2,373)		162		48,725
K-REALTY CR REITs No.1		31,088		—		75,676		(39,106)		67,658
Others 1		81,240		57,691		18,769		(8,407)		149,293

	￦	557,881	￦	476,948	￦	116,174	￦	137,426	￦	1,288,429

1
KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net gain from associates and joint ventures of
￦
113 million (2019: net gain of
￦
52 million, 2020: net gain of
￦
279 million) recognized as operating revenue during the period.

2
The amount includes the amount increased as derivatives liabilities were borne by shareholders’ agreements between financial investors participating in the paid-in
capital increase of K Bank during the current period (Note 7).

Summarized financial information of associates and joint ventures that are material to the Group as at and for the years ended December 31, 2020 and 2021, is as follows:

(In millions of Korean won)	December 31, 2020
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	￦	107,652	￦	402,812	￦	—	￦	—
KT-IBKC Future Investment Fund 1		32,379		—		—		—
K Bank		4,255,620		74,193		3,752,838		88,155
Hyundai Robotics Co., Ltd.		315,886		125,619		80,615		59,324

(In millions of Korean won)	December 31, 2021
	Current assets		Non-current assets		Current liabilities		Non-current liabilities

Korea Information & Technology Fund	￦	117,172	￦	419,632	￦	—	￦	—
KT-IBKC Future Investment Fund 1		24,163		—		—		—
K Bank		13,263,658		70,362		11,594,316		2,467
Hyundai Robotics Co., Ltd.		308,776		120,221		91,637		57,899
K-REALTY CR REITs No.1		208,825		—		—		—

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won)	2020
	Operating revenue		Profit (loss) for the year		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends received from associates

Korea Information & Technology Fund	￦	54,473	￦	36,615	￦	9,647	￦	46,262	￦	9,241
KT-IBKC Future Investment Fund 1		6,551		4,179		—		4,179		—
K Bank		80,301		(105,374)		(1,126)		(106,500)		—
Hyundai Robotics Co., Ltd.		195,311		(642)		11,573		10,931		—

(In millions of Korean won)	2021
	Operating revenue		Profit (loss) for the year		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends received from associates

Korea Information & Technology Fund	￦	58,791	￦	50,107	￦	(6,847)	￦	43,260	￦	5,640
KT-IBKC Future Investment Fund 1		5,912		3,184		—		3,184		—
K Bank		287,775		21,728		(28,211)		(6,483)		—
Hyundai Robotics Co., Ltd.		189,255		(23,730)		1,977		(21,753)		—
K-REALTY CR REITs No.1		425,363		180,437		—		180,437		40,142
Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures that are material to the Group as at and for the years end December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)

Korea Information & Technology Fund	￦	510,464	33.30%	￦	170,155	￦	—	￦	170,155
KT-IBKC Future Investment Fund 1		32,379	50.00%		16,190		—		16,190
K Bank		488,819	34.00%		166,198		42,074		208,272
Hyundai Robotics Co., Ltd.		301,566	10.00%		30,157		20,779		50,936

(In millions of Korean won)	December 31, 2021
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	￦	536,804	33.33%	￦	178,935	￦	—	￦	178,935
KT-IBKC Future Investment Fund 1		24,163	50.00%		12,081		—		12,081
K Bank		1,737,237	33.72%		585,837		245,900		831,737
Hyundai Robotics Co., Ltd.		279,461	10.00%		27,946		20,779		48,725
K-REALTY CR REITs No.1		208,825	30.05%		62,752		4,906		67,658

F-
60

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of
￦
717 million for the year ended December 31, 2021 (for the year ended December 31, 2020:
￦
992 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2021, which was not recognized by the Group is
￦
 9,006 million (as at December 31, 2020:
￦
8,228 million).

15.	Trade and Other Payables
Details of trade and other payables as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Current liabilities
Trade payables	￦	1,239,717	￦	1,537,148
Other payables		4,970,382		5,104,274

Total	￦	6,210,099	￦	6,641,422

Non-current liabilities
Trade payables	￦	1,528	￦	—
Other payables		806,012		1,338,781

Total	￦	807,540	￦	1,338,781

Details of other payables as at December 31, 2020 and 2021 are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Non-trade payables 1	￦	3,841,227	￦	4,378,445
Accrued expenses		933,978		1,037,616
Operating deposits		803,904		814,613
Others		197,285		212,381
Less: non-current		(806,012)		(1,338,781)

Current	￦	4,970,382	￦	5,104,274

1	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ￦ 1,086,996 million related to credit card transactions are included as at December 31, 2021 (2020: ￦ 1,007,171 million).

F-
6
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

16.	Borrowings
Details of borrowings as at December 31, 2020 and 2021, are as follows:
Debentures

(In millions of Korean won and thousands of foreign currencies)			December 31, 2020			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes 1	Sep. 7, 2034	6.500%	USD 100,000	￦	108,800	USD 100,000	￦	118,550
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		435,200	USD 400,000		474,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		435,200	USD 400,000		474,200
FR notes 2	Aug. 23, 2023	LIBOR(3M)+0.90%	USD 100,000		108,800	USD 100,000		118,550
MTNP notes	Jul. 6, 2021	—	JPY 16,000,000		168,682	—		—
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		312,061	JPY 29,600,000		304,951
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		4,217	JPY 400,000		4,121
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		435,200	USD 400,000		474,200
FR notes 2	Nov. 1, 2024	LIBOR(3M)+0.98%	USD 350,000		380,800	USD 350,000		414,925
FR notes 2	Jun. 19, 2023	SOR(6M)+0.5%	SGD 284,000		233,510	SGD 284,000		249,108
MTNP notes	Jan. 21, 2027	1.375%	—		—	USD 300,000		355,650
The 180-2nd Public bond	Apr. 26, 2021	—	—		380,000	—		—
The 181-3rd Public bond	Aug. 26, 2021	—	—		250,000	—		—
The 182-2nd Public bond	Oct. 28, 2021	—	—		100,000	—		—
The 183-2nd Public bond	Dec. 22, 2021	—	—		90,000	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	—	—		130,000	—		—
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	—	—		110,000	—		—
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—		220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26. 2024	1.127%	—		—	—		130,000
The 194-2nd Public bond	Jan. 27. 2026	1.452%	—		—	—		140,000
The 194-3rd Public bond	Jan. 27. 2031	1.849%	—		—	—		50,000
The 194-4th Public bond	Jan. 25. 2041	1.976%	—		—	—		80,000

F-
62

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won and thousands of foreign currencies)			December 31, 2020			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 195-1st Public bond	Jun. 10. 2024	1.387%	—	￦	—	—	￦	180,000
The 195-2nd Public bond	Jun. 10. 2026	1.806%	—		—	—		80,000
The 195-3rd Public bond	Jun. 06. 2031	2.168%	—		—	—		40,000
The 18-1st Won-denominated unsecured bond	Jul. 02. 2024	1.844%	—		—	—		100,000
The 18-2nd Won-denominated unsecured bond	Jul. 02. 2026	2.224%	—		—	—		50,000
The 148th Won-denominated unsecured bond	Jun. 23. 2023	1.513%	—		100,000	—		100,000
The 149-1st Won-denominated unsecured bond	Mar. 08. 2024	1.440%	—		—	—		70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10. 2026	1.756%	—		—	—		30,000
The 150-1st Won-denominated unsecured bond	Apr. 07. 2023	1.154%	—		—	—		20,000
The 150-2nd Won-denominated unsecured bond	Apr. 08. 2024	1.462%	—		—	—		30,000
The 151-1st Won-denominated unsecured bond	May 12. 2023	1.191%	—		—	—		10,000
The 151-2nd Won-denominated unsecured bond	May 14. 2024	1.432%	—		—	—		40,000
The 152-1st Won-denominated unsecured bond	Aug. 30. 2024	1.813%	—		—	—		80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28. 2026	1.982%	—		—	—		20,000
The 153-1st Won-denominated unsecured bond	Nov. 10. 2023	2.310%	—		—	—		30,000
The 153-2nd Won-denominated unsecured bond	Nov. 11. 2024	2.425%	—		—	—		70,000
The 154th Won-denominated unsecured bond	Jan. 23. 2025	2.511%	—		—	—		40,000

Subtotal					6,962,470			7,558,455
Less: Current portion					(1,228,283)			(1,337,714)
Discount on bonds					(19,847)			(22,093)

Total				￦	5,714,340		￦	6,198,648

1
As at December 31, 2021, the Group has outstanding notes in the amount of USD 2,000 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 100 million. However, the MTNP has been terminated since 2007.

2
The Libor (3M) and SOR (6M) is approximately 0.209% and 0.431%, respectively as at December 31, 2021. The loan has not been converted to an alternative indicator interest rate, and the Group is reviewing the impact of switching to an alternative indicator interest rate.

F-
63

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Convertible bonds

(In millions of Korean won and thousands of foreign currencies)
Type	Issuance date	Maturity	Annual interest rate	December 31, 2020		December 31, 2021
The 1st CB(Private) 1,2	Jun. 5, 2020	Jun. 5, 2025	0.00%	￦	8,000	￦	8,000
Redemption premium					2,267		2,267
Bond discount issuance					(4,644)		(3,825)

Subtotal				￦	5,623	￦	6,442

Current portion				￦	—	￦	—

Total				￦	5,623	￦	6,442

1	Common shares of Storywiz Co., Ltd. are subject to conversio n (appraisal period: June 5, 2021~ May 4, 2025).
2	Nominal interest rate and maturity yield is approximately 0% and 5% and will be settled on maturity
Redeemable convertible preferred stock

( I n millions of Korean won)
Type	Transition period	Repayment period	Dividend		December 31, 2020	December 31, 2021
Redeemable convertible preferred stock 1	For 10 years from the day after the first issue	From the day after three years have elapsed from the date of issuance to the expiration date of the preferred residence period	Priority dividend equivalent to 1% of the par value (accumulated)	￦	—	￦	2,979

1
The redeemable convertible preferred stock was issued in
BOOK CLUB
MILLIE
,
 and the part acquired by GENIE Music Corporation was excluded. Redeemable convertible preferred stock are measured according to the effective interest rate at the time of issuance, and the conversion ratio is one subsidiary stock per preferred stock (adjusted based on the issuance price under certain conditions). The repayment value is the amount obtained by subtracting the base payment dividend from the total amount of interest calculated by applying
6% annual compound interest fr
om the issuance date to the repayment date (But, for some orders, 3% annual compound interest is applied).

F-
6
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Short-term borrowings

(In millions of Korean won)			December 31, 2020		December 31, 2021
Type	Financial institution	Annual interest rates
Operational	NongHyup Bank	—	￦	40,189	￦	—
	Shinhan Bank	2.980%		22,500		4,500
	Shinhan Bank	—		10,000		—
	Woori Bank	—		1,900		—
	Woori Bank 1	KORIBOR(3M) + 1.970%		—		20,000
	Korea Development Bank	2.210% ~ 3.680%		10,000		16,000
	Industrial Bank of Korea	2.550%		200		6,000
	Hana Bank	1.420%		11,000		5,000
	KB SECURITIES	1.240% ~ 1.380%		—		71,000
	Shinhan Investment	1.240% ~ 1.930%		—		73,000
	KIWOOM Securities	1.380% ~ 1.930%		—		63,000
	NH INVESTMENT & SECURITIES	1.240% ~ 1.380%		—		53,000
	Korea Investment & Securities	1.240%		—		10,000
	HSBC	2.075%		—		17,427

	Total		￦	95,789	￦	338,927

1	The KORIBOR (3M) is approximately 1.410% as at December 31, 2021.
Long-term borrowings

( I n millions of Korean won and thousands of foreign currencies)			December 31, 2020			December 31, 2021
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund 1	1.000%	—	￦	2,961	—	￦	2,467
CA-CIB	Long-term CP	1.260%	—		100,000	—		100,000
Shinhan Bank	Facility loans 2	LIBOR(3M)+1.140%	USD 25,918		28,199	USD 25,918		30,726
	General loans 2	LIBOR(3M)+1.650%	USD 8,910		9,694	USD 8,910		10,563
	General loans 2	LIBOR(3M)+2.130%	USD 25,000		27,200	USD 25,000		29,638
	General loans 2	LIBOR(3M)+1.847%	—		—	USD 13,000		15,412
	General loans	1.900% ~ 3.230%	—		—	USD 31,472		37,345
	General loans	—	—		5,000	—		—
Industrial Bank of Korea	General loans	—	—		6,000	—		—
NongHyup Bank	Facility loans	—	—		54	—		—
	PF loans	2.280%	—		—	—		46,267
Woori Bank	General loans 2	EURIBOR(3M)+0.900%	—		—	EUR 7,700		10,336
	General loans	3.320%	—		—	—		15,000
	PF loans	2.000% ~ 2.820%	—		—	—		23,614
	CP	2.302%	—		—	—		88,510
Korea Development Bank	General loans	1.920% ~ 3.000%	—		—	—		39,000
	General loans	—	—		10,000	—		—
	General loans	—	—		30,000	—		—
Kyobo Life Insurance	PF loans	2.280%	—		—	—		41,640

F-
6
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

( I n millions of Korean won and thousands of foreign currencies)			December 31, 2020			December 31, 2021
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Standard Chartered First Bank Korea	PF loans	2.280%	—	￦	—	—	￦	27,760
Samsung Life Insurance	PF loans	1.860%	—		—	—		23,133
Kookmin Bank and others 2	Facility loans 2	LIBOR(3M)+1.850%	USD 48,855		53,155	USD 9,771		11,584

Subtotal					272,263			552,995
Less: Current portion					(94,042)			(51,803)

				￦	178,221		￦	501,192

1	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
2
LIBOR (3M) and EURIBOR (3M) are approximately 0.209% and
-
0.583%,
respectively, as at December 31, 2021. The loan has not been converted to an alternative indicator interest rate, and the Group is reviewing the impact of switching to an alternative indicator interest rate.

Repayment schedule of the Group’s borrowings including the portion of current liabilities as at December 31, 2021 is as follows:

( I n millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan. 1, 2022 ~ Dec. 31, 2022	￦	560,000	￦	779,151	￦	1,339,151	￦	330,994	￦	59,736	￦	390,730	￦	1,729,881
Jan. 1, 2023 ~ Dec. 31, 2023		650,000		367,658		1,017,658		15,493		55,612		71,105		1,088,763
Jan. 1, 2024 ~ Dec. 31, 2024		1,160,000		419,046		1,579,046		135,494		23,971		159,465		1,738,511
Jan. 1, 2025 ~ Dec. 31, 2025		358,000		474,200		832,200		144,293		—		144,293		976,493
After Jan. 1, 2026		1,869,465		948,400		2,817,865		114,107		23,710		137,817		2,955,682

Total	￦	4,597,465	￦	2,988,455	￦	7,585,920	￦	740,381	￦	163,029	￦	903,410	￦	8,489,330

17.	Provisions
Changes in provisions for the years ended December 31, 2020 and 2021, are as follows:

	2020
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	64,241	￦	113,289	￦	76,631	￦	254,161
Increase (Transfer)		17,064		(1,933)		17,873		33,004
Usage		(3,948)		(2,990)		(2,265)		(9,203)
Reversal		(857)		(3,023)		(23,212)		(27,092)
Changes in scope of consolidation		—		424		898		1,322

Ending balance	￦	76,500	￦	105,767	￦	69,925	￦	252,192

Current	￦	76,500	￦	22,343	￦	67,147	￦	165,990
Non-current		—		83,424		2,778		86,202

F-6
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

	2021
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	76,500	￦	105,767	￦	69,925	￦	252,192
Increase (Transfer)		6,288		6,772		19,835		32,895
Usage		(2,599)		(2,776)		(1,926)		(7,301)
Reversal		(24)		(3,685)		(19,188)		(22,897)
Changes in scope of consolidation		—		1,086		1,228		2,314
Others		—		194		—		194

Ending balance	￦	80,165	￦	107,358	￦	69,874	￦	257,397

Current	￦	79,947	￦	26,026	￦	65,343	￦	171,316
Non-current		218		81,332		4,531		86,081

18.	Net Defined Benefit Liabilities
The amounts recognized in the statements of financial position as at December 31, 2020 and 2021, are determined as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Present value of defined benefit obligations	￦	2,556,712	￦	2,494,930
Fair value of plan assets		(2,189,375)		(2,314,632)

Liabilities in the statement of financial position	￦	378,087	￦	197,883

Assets in the statement of financial position	￦	10,750	￦	17,585

Changes in the defined benefit obligations for the years ended December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	2020		2021
Beginning	￦	2,427,351	￦	2,556,712
Current service cost		248,047		249,125
Interest expense		45,083		44,905
Benefit paid		(258,866)		(310,766)
Changes due to settlements of plan & Past Service Cost		1,075		(681)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		5,191		(8,375)
Actuarial gains and losses arising from changes in financial assumptions		17,077		(61,002)
Actuarial gains and losses arising from experience adjustments		57,703		(5,271)
Changes in scope of consolidation		14,051		30,283

Ending	￦	2,556,712	￦	2,494,930

F-6
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Changes in the fair value of plan assets for the years ended December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	2020		2021
Beginning	￦	2,069,710	￦	2,189,375
Interest income		38,590		39,858
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		2,589		(130)
Benefits paid		(213,953)		(271,506)
Employer contributions		284,243		325,818
Changes in scope of consolidation		8,196		31,217

Ending	￦	2,189,375	￦	2,314,632

Amounts recognized in the ‘Operating expenses’ of the consolidated statements of profit or loss for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019		2020		2021
Current service cost	￦	243,598	￦	248,047	￦	249,125
Net Interest cost		12,017		6,494		5,047
Changes due to settlements of plan & Past Service Cost		910		1,075		(681)
Transfer out		(16,215)		(16,514)		(16,660)

Total expenses	￦	240,310	￦	239,102	￦	236,831

Principal actuarial assumptions used are as follows:

	December 31, 2019	December 31, 2020	December 31, 2021
Discount rate	1.97%	1.93%	2.55%
Future salary increase	4.92%	4.88%	5.10%
The sensitivity of the defined benefit obligations as at December 31, 2021, to changes in the principal assumptions is:

(In percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5% point	￦ (148,019)	￦	159,360
Salary growth rate	0.5% point	152,609		(142,660)
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
The Group
actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2022, are
￦
383,379 million.

F-6
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The expected maturity analysis of undiscounted pension benefits as at December 31, 2021, is as follows:

(In millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	￦	210,751	￦	303,737	￦	833,009	￦	1,964,398	￦	3,311,895
The weighted average duration of the defined benefit obligations is 6.5 years.

19.	Defined Contribution Plan
Recognized expense related to the defined contribution plan for the year ended December 31, 2021, is
￦
 71,068 million (2019:
￦
 57,170 million, 2020:
￦
 61,912 million).

20.	Commitments and Contingencies
As at December 31, 2021, major commitments with local financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,452,000	4,500
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,467
Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	430,104	26,585
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	698
Loans for working capital	Korea Development Bank and others	KRW	231,049	141,137
	Shinhan Bank	USD	39,298	39,298
	Woori Bank	EUR	7,700	7,700
Facility loans	Shinhan Bank and others	KRW	844,000	162,414
	Kookmin Bank and others	USD	212,000	9,771
Derivatives transaction limit	Korea Development Bank	KRW	100,000	8,043
	Woori Bank and others	USD	69,054	20,760

Total		KRW	3,148,093	347,576
		USD	320,352	69,829
		EUR	7,700	7,700

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

As at December 31, 2021, guarantees received from financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	171,043
	Hana Bank	USD	1,200
Guarantee for payment in foreign currency	Kookmin Bank and others	USD	70,092
Guarantee for payment in Korean currency	Shinhan Bank and others	KRW	20,911
Refund guarantee for advances received	Korea Development Bank	USD	8,536
Comprehensive credit line	Hana Bank and others	KRW	24,800
		USD	8,700
Guarantees for depositions	HSBC	USD	580
Bid guarantee	Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	108,407
Performance guarantee / warranty guarantee		KRW	558,359
Guarantee for advance payments/others		KRW	574,103
Construction fund guarantee insurance and others	Seoul Guarantee Insurance	KRW	33,963

Total		KRW	1,491,586
		USD	89,508

As at December 31, 2021, guarantees provided by the Group to a third party, are as follows:

(In millions of Korean won)	Subject to payment guarantees	Creditor	Limit		Used amount		Period
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Gasan Solar Power Plant Inc.	Shinhan Bank	￦	4,700	￦	1,035	Jan. 7, 2021 ~ Jan. 8, 2025
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	SPP Inc.	Suhyup Bank		3,250		624	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Korea Cell Inc.	Suhyup Bank		3,250		614	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	San-Ya Agricultural Association Corporation	Suhyup Bank		3,250		624	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Cash payers	Cash payers		860		—	Jul. 21, 2021 ~ Apr. 15, 2022
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	NongHyup Agribusiness Group Inc and others		30,000		10,400	Jan. 16, 2021 ~ Jan. 14, 2022
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	Emart Co., Ltd and others		20,000		300	Jun. 19, 2021 ~ Jun. 17, 2022
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp		5,654		1,236	—

F-
70

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

As at December 31, 2021, the details of the issuance of real estate collateral trust and beneficiary certificates of the Group are as follows:

( I n millions of Korean won)				Commitment (limit) amount		Amount provided as collateral for beneficiary rights
Collateral assets	Placing		Trust collateral beneficiary
Real Estate Collateral Trust 1	1st place		NH Jayang Inc.	￦	100,000	￦	120,000
			Kyobo Life Insurance		180,000		216,000
			Standard Chartered Bank Korea Limited		120,000		144,000
			Samsung Life Insurance		100,000		120,000
	2nd place		Industrial Bank of Korea		40,000		48,000
			Korea Investment Capital		40,000		48,000
			BNK Capital		30,000		36,000
			Standard Chartered Bank Korea Limited		20,000		24,000
			NH Capital		20,000		24,000
	3rd place	2	LOTTE Engineering & Construction		—		736,921

1	The Group provides a certificate of beneficiary rights for land classified as investment properties and inventory assets as collateral in connection with the above real estate collateral trust.
2	The Group provides LOTTE Engineering & Construction with a certificate of third-priority beneficiary rights as collateral in relation to the construction contract amount of ￦ 614,101 million.
The Controlling Company is jointly and severally obligated with KT Sat Inc. to pay KT Sat Inc.’s liabilities incurred prior to spin-off.
As at December 31, 2021, the Controlling Company and KT Sat Inc. are jointly and severally liable for reimbursement of

￦
733 million.
For the years ended December 31, 2020 and 2021, the Group made agreements with the Securitization Specialty Companies (2021: First 5G 55
th
to 60
th
Securitization Specialty Co., Ltd., 2020: First 5G 49
th
to 54
th
Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.
As at December 31, 2021, the Group is a defendant in 219 lawsuits with the total claimed amount of
￦
101,597 million (2020:
￦
110,409 million). As at December 31, 2021, litigation provisions of
￦
80,165 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.
According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity
ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.
At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants
.

F-
7
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to
￦
1,336,758 million (2020:
￦
 596,983 million).
As the end of the reporting period, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in
capital increase of K Bank (Note 7).
For the year ended December 31, 2021, the Group entered into an agreement with the seller, who participated in the acquisition of shares in BOOK CLUB MILLIE. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the seller may exercise
Tag-Along
Right, Drag-Along Right and Put Option for the ordinary and redeemable convertible preferred shares it owns (Note 7).
For the year ended December 31, 2021, the Group entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise
Tag-Along
Right, Drag-Along Right and the right to sell shares for the convertible preferred shares it owns (Note 7).
The Group has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3 and others
. For the year ended December 31, 2021, the cumulative investment amount is
￦
25,611 million and USD 14,600 thousand, and the remaining amount of
￦
 8,109 million and USD 5,400 thousand will be invested in the Capital Call method later.

21.	Leases
Information on leases when the Group is a lessee is as follows: Information on leases when the Group is a lessor is provided in Note 12.

(i)	Amounts recognized in the consolidated statement of financial position
The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Right-of-use assets
Property and building	￦	1,073,207	￦	1,086,133
Machinery and telecommunication line facilities		42,127		64,443
Others		101,845		97,732

Total	￦	1,217,179	￦	1,248,308

Investment property (buildings)		19,456		1

(In millions of Korean won)	December 31, 2020		December 31, 2021
Lease liabilities 1
Current	￦	345,224	￦	332,702
Non-Current		798,416		826,667

Total	￦	1,143,640	￦	1,159,369

1	Included in the line items ‘Other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Notes 9).

F-
7
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

For the year ended December 31, 2021,
right-of-use
assets has increased for
￦
426,854 million for lease contracts.

(ii)	Amounts recognized in the consolidated statements of profit or loss
The consolidated statements of profit or loss show the following amounts relating to leases:

(In millions of Korean won)	December 31, 2019		December 31, 2020		December 31, 2021
Depreciation of Right-of-use assets
Property and building	￦	300,773	￦	290,168	￦	303,984
Machinery and telecommunication line facilities		89,452		58,419		41,794
Others		52,402		55,588		52,938

Total	￦	442,627	￦	404,175	￦	398,716

Depreciation of Investment Properties	￦	21,809	￦	19,113	￦	1,794
Interest expense relating to lease liabilities		55,001		44,091		36,651
Expense relating to short-term leases		14,718		10,998		7,984
Expense relating to leases of low-value assets that are not short-term leases		26,575		25,894		26,033
Expense relating to variable lease payments not included in lease liabilities		5,993		8,096		8,400
The total cash outflow for leases for the year ended December 31, 2021 amounts to
￦
 468,360
million (2019: ￦ 532,730 million,
2020:
￦
 492,772 million).

22.	Share Capital
As at December 31, 2020 and 2021, the Group’s number of authorized shares is one billion.

	December 31, 2020			December 31, 2021
	Number of issued shares	Par value per share (Korean won)	Ordinary Shares ( I n millions of Korean won)	Number of issued shares	Par value per share (Korean won)	Ordinary Shares ( I n millions of Korean won)
Ordinary shares 1	261,111,808	￦ 5,000	￦ 1,564,499	261,111,808	￦ 5,000	￦ 1,564,499

1	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings
Details of retained earnings as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Legal reserve 1	￦	782,249	￦	782,756
Voluntary reserves 2		4,651,362		4,651,362
Unappropriated retained earnings		6,721,809		7,853,272

Total	￦	12,155,420	￦	13,287,390

F-73

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

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

24.	Accumulated Other Comprehensive Income and Other Components of Equity
As at December 31, 2020 and 2021, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Changes in investments in associates and joint ventures	￦	16,257	￦	(3,461)
Gain or loss on derivatives valuation		19,809		25,031
Gain on valuation of financial assets at fair value through other comprehensive income		61,438		108,685
Exchange differences on translation for foreign operations		(11,453)		(12,786)

Total	￦	86,051	￦	117,469

Changes in accumulated other comprehensive income for the years ended December 31, 2020 and 2021, are as follows:

	2020
(In millions of Korean won)	Beginning		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	1,556	￦	14,701	￦	—	￦	16,257
Gain or loss on derivatives valuation		(7,624)		(83,998)		111,431		19,809
Gain on valuation of financial assets at fair value through other comprehensive income		211,573		(150,135)		—		61,438
Exchange differences on translation for foreign operations		(10,571)		(882)		—		(11,453)

Total	￦	194,934	￦	(220,314)	￦	111,431	￦	86,051

F-
74

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

	2021
( I n millions of Korean won)	Beginning		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	16,257	￦	(19,718)	￦	—	￦	(3,461)
Gain or loss on derivatives valuation		19,809		141,805		(136,583)		25,031
Gain on valuation of financial assets at fair value through other comprehensive income		61,438		47,247		—		108,685
Exchange differences on translation for foreign operations		(11,453)		(1,333)		—		(12,786)

Total	￦	86,051	￦	168,001	￦	(136,583)	￦	117,469

The Group’s other components of equity as at December 31, 2020 and 2021, are as follows
:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Treasury stock 1	￦	(882,224)	￦	(1,009,798)
Gain or loss on disposal of treasury stock 2		(17,579)		(8,658)
Share-based payments		5,901		4,068
Others 3		(340,882)		(418,692)

Total	￦	(1,234,784)	￦	(1,433,080)

1	During the year ended December 31, 2021, the Group acquired 7,600,886 treasury shares and granted 1,566,902 treasury shares as share-based payment.
2	The tax impact amount directly reflected in equity is ￦ 4,080 million (2020: ￦ 7,288 million) for the year ended December 31, 2021.
3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.
As at December 31, 2020 and 2021, the details of treasury stock are as follows:

	December 31, 2020		December 31, 2021
Number of shares (in shares)		19,269,678		25,303,662
Amounts ( i n millions of Korean won)	￦	882,224	￦	1,009,798
Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

F-
7
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

25.	Share-based Payments
Details of share-based payments granted by the Controlling to executives and employees, including the CEO, by the resolution of the board of directors for the years ended December 31, 2020 and 2021, are as follows:

2020
(In share)	14th grant
Grant date	June 16, 2020
Grantee	CEOs, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 22,700
Total compensation costs (in Korean won)	￦ 5,243 million
Estimated exercise date (exercise date)	July 14, 2021
Valuation method	Fair value method

(In share)	Employee wage negotiation
Grant date	September 21, 2020
Grantee	All employees
Vesting conditions	Current employees as of September 21, 2020
Fair value per option (in Korean won)	￦ 22,950
Total compensation costs (in Korean won)	￦ 23,317 million
Estimated exercise date (exercise date)	December 22, 2020
Valuation method	Fair value method

2021
(In share)	15th grant
Grant date	June 17, 2021
Grantee	CEOs, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 32,350
Total compensation costs (in Korean won)	￦ 5,005 million
Estimated exercise date (exercise date)	During 2022
Valuation method	Fair value method

F-7
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In share)	Employee wage negotiation
Grant date	September 6, 2021
Grantee	All employees
Vesting conditions	Current employees as of September 6, 2021
Fair value per option (in Korean won)	￦ 30,950
Total compensation costs (in Korean won)	￦ 40,083 million
Estimated exercise date (exercise date)	December 10, 2021
Valuation method	Fair value method
Changes in the number of stock options and the weighted-average exercise price as at December 31, 2020 and 2021, are as follows:

( I n share)	2020
	Beginning	Grant	Expired	Exercised 1	Ending	Number of shares exercisable
13th grant	372,023	—	(241,548)	(130,475)	—	—
14th grant	—	398,856	—	—	398,856	—
Employee wage negotiation	—	1,020,105	—	(1,020,105)	—	—

Total	372,023	1,418,961	(241,548)	(1,150,580)	398,856	—

(In share)	2021
	Beginning	Grant	Expired	Exercised 1	Ending	Number of shares exercisable
14th grant	398,856	—	(264,286)	(134,570)	—	—
15th grant	—	284,209	—	—	284,209	—
Employee wage negotiation	—	1,432,332	—	(1,432,332)	—	—

Total	398,856	1,716,541	(264,286)	(1,566,902)	284,209	—

1	The weighted average price of ordinary shares at the time of exercise in 2021 was ￦ 31,122 (2020: ￦ 25,486).

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities
The Group has recognized the following amounts relating to revenue in the Consolidated Statements of Profit or Loss:

(In millions of Korean won)	2019		2020		2021
Revenue from contracts with customers	￦	24,441,122	￦	23,895,631	￦	24,712,128
Revenue from other sources		198,636		203,763		185,877
Other income (Note 27)		259,431		341,253		307,654

Total revenue	￦	24,899,189	￦	24,440,647	￦	25,205,659

F-7
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Operating revenues for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of Korean won)	2019		2020		2021
Mobile services	￦	6,795,124	￦	6,805,218	￦	6,936,485
Fixed-line services		4,866,698		4,827,015		4,960,338
Fixed-line and VoIP telephone services		1,578,546		1,463,553		1,465,059
Broadband Internet access services		2,177,447		2,256,188		2,343,591
Data communication services		1,110,705		1,107,274		1,151,689
Media and content		2,516,256		2,637,691		2,800,630
Financial services		3,641,655		3,493,920		3,661,896
Sale of goods		4,194,168		3,593,127		3,532,973
Others		2,885,288		3,083,676		3,313,337

Total	￦	24,899,189	￦	24,440,647	￦	25,205,659

Mobile and fixed-line service
Telecommunication service revenues include mobile and fixed-line (e.g., fixed-line and VoIP telephone, broadband internet access services and data communication services). These services represent a series of distinct services that are considered a separate performance obligation. Service revenue is recognized when services are provided, based upon either usage (e.g., minutes of traffic/bytes of data processed) or period of time (e.g., monthly service fees).
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

F-7
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Contract assets 1	￦	672,672	￦	821,901
Contract liabilities 1		413,707		360,098
Deferred revenue 2	￦	89,694	￦	81,136

1
The Group recognized contract assets of
￦
76,816 million and contract liabilities of
￦
 36,447 million for long term construction contracts as at December 31, 2021 (2020: contract assets of
￦
86,234 million and contract liabilities of
￦
29,574 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

2	Deferred revenue recognized relating to government grant is excluded .
The contract costs recognized as assets are as follows:

(In millions of Korean won)	2019		2020		2021
Incremental cost of contract establishment	￦	1,764,009	￦	1,726,191	￦	1,726,401
Cost of Contract performance		85,234		78,757		74,843
As at December 31,
2021, the Group recognized
￦
 1,842,621
million (2019: ￦ 1,681,039 million, 2020:
￦
1,831,638 million) of operating expenses related to contract cost assets.
The recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(In millions of Korean won)	2019		2020		2021
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	￦	266,478	￦	251,975	￦	275,965
Deferred revenue of joining/installment fee		44,032		42,685		42,100

Total	￦	310,510	￦	294,660	￦	318,065

27.	Other Income from Operating Revenue
Other income for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019		2020		2021
Gains on disposal of property and equipment and investment properties	￦	21,949	￦	20,289	￦	54,007
Gains on disposal of intangible assets		7,213		2,961		1,726
Gain on disposal of right-of-use assets		4,651		5,797		3,138
Compensation on property and equipment		117,873		168,263		148,927
Gains on government subsidies		19,722		31,906		43,822
Gain on disposal of investments in subsidiaries		23,218		—		244
Reversal of other allowance for bad debts		—		890		508
Others		64,805		111,147		55,282

Total	￦	259,431	￦	341,253	￦	307,654

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

28.	Operating Expenses
Operating expenses for the years ended December
31
,
2019
,
2020
and
2021
, are as follows:

(In millions of Korean won)	2019		2020		2021
Salaries and wages	￦	3,974,233	￦	4,123,680	￦	4,215,810
Depreciation		2,530,252		2,605,128		2,605,594
Depreciation of right-of-use assets		442,627		404,175		398,716
Amortization of intangible assets		656,611		624,982		603,327
Commissions		1,115,477		965,461		1,125,944
Interconnection charges		534,025		500,081		507,567
International interconnection fee		240,254		172,529		192,008
Purchase of inventories		4,453,820		3,681,801		3,753,792
Changes of inventories		282,957		257,041		20,491
Sales commission		2,315,731		2,337,127		2,343,375
Service cost		1,610,261		2,102,875		2,296,324
Utilities		332,816		360,797		364,373
Taxes and dues		277,742		283,197		268,651
Rent		193,357		136,355		123,246
Insurance premium		82,404		71,018		66,717
Installation fee		155,178		132,117		154,542
Advertising expenses		150,166		132,466		171,400
Research and development expenses		165,028		156,940		168,969
Card service cost		3,066,766		2,941,669		3,114,047
Loss on disposal of property and equipment		71,233		75,879		71,417
Loss on disposal of intangible assets		5,965		3,207		3,885
Loss on disposal of right-of-use assets		4,502		7,844		11,457
Direct cost of government subsidies		23,248		31,447		42,732
Loss on disposal of investments in subsidiaries		7,586		—		13,727
Impairment loss on property and equipment		43,260		79,775		2,115
Impairment loss on intangible assets		61,899		211,637		3,747
Donations		98,659		20,745		10,981
Other allowance for bad debts		26,372		51,333		28,066
Others		949,790		947,008		823,242

Total	￦	23,872,219	￦	23,418,314	￦	23,506,262

Details of salaries and wages for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019		2020		2021
Short-term employee benefits	￦	3,663,337	￦	3,770,786	￦	3,837,359
Post-employment benefits(Defined benefit plan)		240,310		239,102		236,831
Post-employment benefits(Defined contribution plan)		57,170		61,912		71,068
Share-based payment		6,398		28,604		47,415
Others		7,018		23,276		23,137
Total	￦	3,974,233	￦	4,123,680	￦	4,215,810

F-
80

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

2 9 .	Financial Income and Costs
Details of financial income for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019		2020		2021
Interest income	￦	282,704	￦	270,571	￦	273,460
Gain on foreign currency transactions		24,596		17,493		19,976
Gain on foreign currency translation		17,979		164,351		32,768
Gain on settlement of derivatives		9,016		9,397		2,215
Gain on valuation of derivatives		77,353		172		255,149
Gain on valuation of financial instruments		6,460		33,868		90,653
Others		6,287		2,762		52,062

Total	￦	424,395	￦	498,614	￦	726,283

Details of financial costs for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019		2020		2021
Interest expenses	￦	278,427	￦	263,579	￦	263,389
Loss on foreign currency transactions		30,267		27,805		13,105
Loss on foreign currency translation		93,977		26,340		213,689
Loss on settlement of derivatives		20		1,406		6,287
Loss on valuation of derivatives		15,867		163,763		15,947
Loss on disposal of trade receivables		11,298		8,152		22,712
Loss on valuation of financial instruments		2,125		15,646		25,994
Others		152		692		2,207
Total	￦	432,133	￦	507,383	￦	563,330

30 .	Deferred Income Tax and income Tax Expense
The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2020 and 2021, is as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	404,434	￦	398,329
Deferred tax assets to be recovered after more than 12 months		1,631,759		1,754,113

Deferred tax assets before offsetting		2,036,193		2,152,442

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(637,317)		(642,954)
Deferred tax liability to be recovered after more than 12 months		(1,394,509)		(1,729,718)

Deferred tax liabilities before offsetting		(2,031,826)		(2,372,672)

Deferred tax assets after offsetting	￦	433,698	￦	423,728

Deferred tax liabilities after offsetting	￦	429,331	￦	643,958

F-
81

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(In millions of Korean won)	2020
	Beginning	Consolidated statements of profit or loss	Other comprehensive income	Ending
Deferred tax liabilities

Derivative instruments	(10,898)	10,055	—	(843)
Investment in subsidiaries, associates, and joint ventures	(108,191)	(64,553)	(8,820)	(181,564)
Depreciation	(11,606)	7,431	—	(4,175)
Advanced depreciation provision	(313,121)	1,203	—	(311,918)
Deposits for severance benefits	(496,853)	(26,419)	2,015	(521,257)
Accrued income	(1,541)	(212)	—	(1,753)
Reserve for technology and human resource development	(204)	—	—	(204)
Contract cost	(410,863)	67,898	—	(342,965)
Contract assets	(53,750)	(112,794)	—	(166,544)
Financial assets at fair value through profit or loss	(323)	(304)	—	(627)
Financial assets at fair value through other comprehensive income	(103,837)	(4,420)	77,634	(30,623)
Others	(523,150)	53,797	—	(469,353)

Total	(2,034,337)	(68,318)	70,829	(2,031,826)

Deferred tax assets
Derivative instruments	—	40,342	(9,860)	30,482
Provision for impairment or trade receivables	84,071	4,994	—	89,065
Inventory valuation	23	(259)	—	(236)
Contribution for construction	16,154	246	—	16,400
Unsettled expenses	160,436	(24,358)	—	136,078
Provisions	32,824	1,198	—	34,022
Property and equipment	228,655	(1,695)	—	226,960
Defined benefit liabilities	569,471	13,707	15,186	598,364
Withholding of facilities expenses	6,183	(436)	—	5,747
Deduction of installment receivables	48	(20)	—	28
Assets retirement obligation	29,016	(883)	—	28,133
Gain or loss foreign currency translation	20,677	(20,539)	—	138
Deferred revenue	35,800	7,230	—	43,030
Contract assets	—	97,464	—	97,464
Real-estate sales	13,685	(13,685)	—	—
Others	708,437	(123,798)	948	585,587

Total	1,905,480	(20,492)	6,274	1,891,262

Temporary difference, net	(128,857)	(88,810)	77,103	(140,564)
Tax credit carryforwards	128,245	16,686	—	144,931

Total net balance	(612)	(72,124)	77,103	4,367

F-
82

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won)	2021
	Beginning	Consolidated statements of profit or loss	Other comprehensive income	Ending
Deferred tax liabilities
Derivative instruments	(843)	(18,326)	(1,400)	(20,569)
Investment in subsidiaries, associates, and joint ventures	(181,564)	(68,166)	9,097	(240,663)
Depreciation	(4,175)	(84,413)	—	(88,588)
Advanced depreciation provision	(311,918)	(27,087)	—	(339,005)
Deposits for severance benefits	(521,257)	(17,340)	(331)	(538,928)
Accrued income	(1,753)	598	—	(1,155)
Reserve for technology and human resource development	(204)	—	—	(204)
Contract cost	(342,965)	65,695	—	(277,270)
Contract assets	(166,544)	(50,103)	—	(216,647)
Financial assets at fair value through profit or loss	(627)	291	—	(336)
Financial assets at fair value through other comprehensive income	(30,623)	(33,267)	16,369	(47,521)
Inventory valuation	—	(29)	—	(29)
Others	(469,353)	(132,256)	(178)	(601,787)

Total	(2,031,826)	(364,403)	23,557	(2,372,672)

Deferred tax assets
Derivative instruments	30,482	8,085	(244)	38,323
Provision for impairment or trade receivables	89,065	5,343	—	94,408
Inventory valuation	(236)	236	—	—
Contribution for construction	16,400	(1,376)	—	15,024
Unsettled expenses	136,078	31,826	—	167,904
Provisions	34,022	951	—	34,973
Property and equipment	226,960	(1,139)	—	225,821
Defined benefit liabilities	598,364	(8,663)	(18,365)	571,336
Withholding of facilities expenses	5,747	(446)	—	5,301
Deduction of installment receivables	28	(7)	—	21
Assets retirement obligation	28,133	333	—	28,466
Gain or loss foreign currency translation	138	18,417	—	18,555
Deferred revenue	43,030	18,287	—	61,317
Contract assets	97,464	(10,327)	—	87,137
Others	585,587	83,852	—	669,439

Total	1,891,262	145,372	(18,609)	2,018,025

Temporary difference, net	(140,564)	(219,031)	4,948	(354,647)
Tax credit carryforwards	144,931	(10,514)	—	134,417

Total net balance	4,367	(229,545)	4,948	(220,230)

F-
83

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The tax impacts recognized directly to equity as at December 31, 2019, 2020, and 2021, are as follows:

	2019						2020						2021
(In millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain on valuation of financial assets at fair value through other comprehensive income		225,635		(58,483)		167,152		54,969		(12,972)		41,997		163,892		(34,412)		129,780
Gain (loss) on valuation of hedge instruments		31,003		(8,139)		22,864		37,247		(9,860)		27,387		6,916		(1,644)		5,272
Remeasurements of net defined benefit liabilities		(33,814)		8,037		(25,777)		(77,382)		17,201		(60,181)		74,518		(18,696)		55,822
Share of gain(loss) of associates and joint ventures, and others		4,493		(1,327)		3,166		25,538		(8,820)		16,718		(34,909)		9,097		(25,812)
Exchange differences on translation for foreign operations		6,692		(1,759)		4,933		(3,614)		948		(2,666)		683		(178)		505

Total	￦	234,009	￦	(61,671)	￦	172,338	￦	36,758	￦	(13,503)	￦	23,255	￦	211,100	￦	(45,533)	￦	165,567

Details of income tax expense for the years ended December 31, 2019, 2020 and 2021, are calculated as follows:

(In millions of Korean won)	2019		2020		2021
Current income tax expense	￦	120,533	￦	213,225	￦	289,471
Impact of change in deferred taxes		199,527		72,124		229,545

Income tax expense	￦	320,060	￦	285,349	￦	519,016

F-
8
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(In millions of Korean won)	2019		2020		2021
Profit before income tax expense	￦	1,015,928	￦	1,031,605	￦	1,978,411

Statutory income tax expense	￦	269,018	￦	273,329	￦	533,701
Tax effect
Income not taxable for taxation purposes		(1,265)		(24,657)		(4,307)
Non-deductible expenses		19,543		31,741		20,570
Tax credit		(39,190)		(47,056)		(31,517)
Additional payment of income taxes		3,832		429		(221)
Tax effect and adjustment on consolidation
Goodwill impairment		159		—		—
Eliminated dividend income form subsidiaries		21,917		20,682		7,264
Changes of out-side tax effect		13,539		38,552		4,738
Intangible Asset impairment and amortization		14,052		3,790		796
Reversal expenses of contract cost assets		11,213		(6,643)		(2,932)
Change in scope of consolidation		—		—		(5,128)
Others		7,242		(4,818)		(3,948)

Income tax expense	￦	320,060	￦	285,349	￦	519,016

Details of deferred tax assets and liabilities that are not recognized as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	2020		2021
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	2,160,963	￦	2,354,109
Unused tax loss		129,680		106,853
Unused Tax credit		2,924		1,376
Others		254,397		122,895

Total	￦	2,547,964	￦	2,585,233

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	452,286	￦	784,170
Others		43,491		—

Total	￦	495,777	￦	784,170

F-8
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The expected period of expiry for unused tax losses not recognized in deferred tax assets as at December 31, 2020 and 2021, is as follows:

(In millions of Korean won)	2020		2021
2022	￦	2,140	￦	4,249
2023		80,649		76,133
2024		5,848		4,484
2025		4,867		2,836
2026		2,847		2,390
2027		9,709		3,419
2028		8,389		2,091
2029		8,426		2,579
2030		2,579		3,150
After 2031		4,226		5,522

Total	￦	129,680	￦	106,853

3 1 .	Earnings per Share
Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.
Basic earnings per share from operations for the years ended December 31, 2019, 2020 and 2021, is calculated as follows:

	2019		2020		2021
Profit attributable to ordinary shares ( i n millions of Korean won)	￦	645,703	￦	700,889	￦	1,354,537
Weighted average number of ordinary shares outstanding ( in shares)		245,171,283		245,207,307		235,201,782
Basic earnings per share ( i n Korean won)		2,634		2,858		5,759
Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Controlling Company has dilutive potential ordinary shares from convertible preferred stocks, stock options and other share-based payments.

F-8
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Diluted earnings per share from operations for the years ended December 31, 2019, 2020 and 2021 is calculated as follows:

	2019		2020		2021
Profit attributable to ordinary shares ( i n millions of Korean won)	￦	645,703	￦	700,889	￦	1,354,537
Adjustment to net income attributable to ordinary shares ( I n millions of Korean won)		(157)		—		—
Diluted profit attributable to ordinary shares ( i n millions of Korean won)		645,546		700,889		1,354,537
Number of dilutive potential ordinary shares outstanding ( i n number of shares)		70,267		69,598		483,760
Weighted average number of ordinary shares outstanding ( i n number of shares)		245,241,550		245,276,905		235,685,542
Diluted earnings per share ( i n Korean won)		2,632		2,858		5,747
Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

3 2 .	Dividend
The dividends paid by the Group in 2021, 2020 and 2019 were
￦
326,487 million (
￦
1,350
per share), ￦ 269,766 million (￦ 1,100 per share), ￦
269,659 million (
￦
1,100
per share), respectively. A dividend in respect of the year ended December 31, 2021, of ￦
1,910
per share, amounting to a total dividend of ￦
450,394
million, was approved at the shareholders’ meeting on March 31, 2022.

F-8
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

3 3 .	Cash Generated from Operations
Cash flows from operating activities for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019		2020		2021
1. Profit for the year	￦	695,868	￦	746,256	￦	1,459,395
2. Adjustments to reconcile net income
Income tax expense		320,060		285,349		519,016
Interest income		(303,722)		(291,425)		(300,900)
Interest expense		278,975		265,035		268,847
Dividends income		(3,408)		(4,442)		(21,525)
Depreciation		2,567,754		2,635,307		2,643,894
Amortization of intangible assets		660,705		628,154		604,744
Depreciation of right-of-use assets		433,199		404,174		398,716
Provision for severance benefits		256,525		255,615		253,491
Impairment losses on trade receivables		60,193		139,957		105,344
Share of net profit or loss of associates and joint ventures		3,252		(18,041)		(116,061)
Loss(gain) on disposal of associates and joint ventures		30		111		1
Loss on the disposal of subsidiaries		—		—		13,483
Loss(gain) on disposal of right-of-use assets		1,556		2,047		8,319
Impairment losses on assets held for sale		7,586		—		11
Loss on disposal of property and equipment and investment in properties		49,284		55,590		17,410
Loss(gain) on disposal of intangible assets		(1,248)		246		2,159
Loss on impairment of intangible assets		61,899		211,637		3,747
Loss(gain) on foreign currency translation		75,998		(138,011)		180,921
Loss(gain) on valuation and settlement of derivatives, net		(70,482)		155,600		(235,130)
Loss(gain) on disposal of financial assets at fair value through profit or loss		(5,115)		329		(29,974)
Gain on valuation of financial assets at fair value through profit or loss		(4,335)		(59,044)		(64,660)
Loss(gain) on disposal of financial assets at amortized cost		43		(138)		(35)
Others		143,500		127,948		86,740
3. Change in operating assets and liabilities, net of effects from purchase of controlled entity and sale of engineering division
Decrease(increase) in trade receivables		(433,292)		66,462		327,031
Decrease(Increase) in other receivables		(79,130)		685,209		(328,610)
Decrease(increase) in other current assets		984		9,089		(89,230)
Decrease(increase) in other non-current assets		(178,180)		(86,039)		(143,087)
Decrease(increase) in inventories		240,488		288,507		32,798
Increase(decrease) in trade payables		44,354		(135,760)		289,044
Decrease in other payables		(102,375)		(1,232,646)		207,583
Increase in other current liabilities		43,384		127,076		107,993
Increase(decrease) in other non-current liabilities		(199,547)		(56,319)		(14,915)
Decrease(Increase) in provisions		(12,164)		2,264		(4,668)
Decrease(Increase) in deferred revenue		641		(1,948)		3,696
Increase in plan assets		(375,499)		(136,336)		(114,631)
Payment of severance benefits		(119,716)		(186,520)		(241,350)

4. Cash generated from operations (1+2+3)	￦	4,058,065	￦	4,745,293	￦	5,829,607

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented in cash generated from operations.

F-8
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Significant transactions not affecting cash flows for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019		2020		2021
Reclassification of the current portion of borrowings	￦	1,030,056	￦	1,229,359	￦	1,303,543
Reclassification of construction-in-progress to property and equipment		2,698,146		3,011,519		2,916,888
Reclassification of accounts payable from property and equipment		685,859		22,052		(149,512)
Reclassification of accounts payable from intangible assets		(356,911)		(345,675)		524,040
Reclassification of payable from defined benefit liability		(19,053)		72,346		69,415
Reclassification of payable from plan assets		(14,298)		66,046		(60,320)

3 4 .	Changes in Liabilities Arising from Financing Activities
Changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2019, 2020 and 2021, are as follows:

(In millions of Korean won)	2019
					Non-cash
	Beginning		Cash flows		Changes in Accounting Policy 1		Newly acquired		Exchange difference		Fair Value changes		Others		Ending
Borrowing	￦	6,648,294	￦	574,175	￦	—	￦	—	￦	64,398	￦	—	￦	12,000	￦	7,298,867
Lease liabilities		163,858		(485,444)		771,410		774,906		—		—		(13,379)		1,211,351
Derivative liabilities		65,067		(9,734)		—		—		(4,234)		(20,058)		(10,945)		20,096
Derivative assets		(29,843)		33,635		—		—		(53,729)		(11,398)		2,759		(58,576)

Total	￦	6,847,376	￦	112,632	￦	771,410	￦	774,906	￦	6,435	￦	(31,456)	￦	(9,565)	￦	8,471,738

(In millions of Korean won)	2020
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair Value changes		Change in Consolidati- on Scope		Others
Borrowing	￦	7,298,867	￦	167,867	￦	17,523	￦	(157,985)	￦	—	￦	—	￦	(9,974)	￦	7,316,298
Lease liabilities		1,211,351		(447,784)		473,477		(3)		40		3,564		(97,005)		1,143,640
Other financial liabilities		—		(13,674)		13,674		—		—		—		—		—
Derivative liabilities		20,096		(943)		2,798		142,511		(23,669)		—		(10,220)		130,573
Derivative assets		(58,576)		34,933		—		2,870		(3,456)		—		16,623		(7,606)

Total	￦	8,471,738	￦	(259,601)	￦	507,472	￦	(12,607)	￦	(27,085)	￦	3,564	￦	(100,576)	￦	8,582,905

(In millions of Korean won)	2021
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair Value changes		Change in Consolidati- on Scope		Others
Borrowing	￦	7,316,298	￦	900,394	￦	52,782	￦	196,890	￦	—	￦	15,994	￦	(44,655)	￦	8,437,703
Lease liabilities		1,143,640		(394,567)		403,451		3		90		36,840		(30,088)		1,159,369
Derivative liabilities		130,573		(1,712)		2,637		(4,311)		(4,892)		—		(47,119)		75,176
Derivative assets		(7,606)		216		—		(189,700)		(17,251)		—		114,888		(99,453)

Total	￦	8,582,905	￦	504,331	￦	458,870	￦	2,882	￦	(22,053)	￦	52,834	￦	(6,974)	￦	9,572,795

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

35.	Segment Information
The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business and others
Satellite TV	Satellite TV business
Others	IT, facility security and global business, and others
Details of each segment for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,527,631	￦	634,046	￦	3,229,159
Finance		3,795,185		158,235		27,852
Satellite TV		694,637		69,357		94,992
Others		5,845,973		218,402		357,294

		28,863,426		1,080,040		3,709,297
Elimination		(3,964,237)		(53,070)		(79,805)

Consolidated amount	￦	24,899,189	￦	1,026,970	￦	3,629,492

1	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.

	2020
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1,2
ICT	￦	18,275,765	￦	809,741	￦	3,233,878
Finance		3,686,430		85,008		53,098
Satellite TV		706,631		71,345		84,931
Others		5,944,093		209,078		346,215

		28,612,919		1,175,172		3,718,122
Elimination		(4,172,272)		(152,839)		(83,838)

Consolidated amount	￦	24,440,647	￦	1,022,333	￦	3,634,284

1	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

2	Property and equipment and intangible assets associated with ICT reporting segment are ￦ 13,583,173 million.

	2021
(In millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1,2
ICT	￦	18,734,342	￦	1,170,920	￦	3,217,643
Finance		3,636,260		137,779		48,542
Satellite TV		772,950		76,926		91,306
Others		6,455,905		357,747		355,015

		29,599,457		1,743,372		3,712,506
Elimination		(4,393,798)		(43,975)		(104,869)

Consolidated amount	￦	25,205,659	￦	1,699,397	￦	3,607,637

1	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.
2	Property and equipment and intangible assets associated with ICT reporting segment are ￦ 14,257,680 million.
Operating revenues for the years ended December 31, 2019, 2020 and 2021 and non-current
assets as at December 31, 2020 and 2021 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues						Non-current assets 1
Location	2019		2020		2021		2020.12.31		2021.12.31
Domestic	￦	24,832,068	￦	24,368,729	￦	25,114,719	￦	18,934,766	￦	20,627,543
Overseas		67,121		71,918		90,940		18,243		253,638

Total	￦	24,899,189	￦	24,440,647	￦	25,205,659	￦	18,953,009	￦	20,881,181

1	Non-current assets include property and equipment, intangible assets, investment properties and right-of-use assets.

F-
91

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

36.	Related Party Transactions
The list of related party of the Group as at December 31, 2021, is as follows:

Relationship	Name of Entity
Associates and joint ventures
KIF Investment Fund,
K-REALTY
CR REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Ltd., CU Industrial Development Co., Ltd, KD Living, Inc., LoginD Co., Ltd., K Bank,
ISU-kth
Contents Investment Fund, Daiwon Broadcasting Co., Ltd.,
KT-DSC
Creative Economy Youth
Start-up
Investment Fund, Korea Electronic Vehicle Charging Service,
K-REALTY
RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE,
KT-IBKC
Future Investment Fund 1,
Gyeonggi-KT
Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad,
KT-Smart
Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional Investors Private Investment Real Estate Investment LLC No.395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The Skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No.55 Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1, Home Choice Corp,
K-REALTY
RENTAL HOUSING REIT V,
K-Realty
11th Real Estate Investment Trust Company,
IBK-KT
Emerging Digital Industry Investment Fund,
SG-IBKC
K-Contents
Investment Fund No.1

Others 1	Goody Studio Co., Ltd.

1	Although it is evaluated by applying IFRS 9, it is included in the scope of related parties under IAS 24 as it has a significant influence.
Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2020 and 2021, are as follows:

		December 31, 2020
		Receivables						Payables
( I n millions of Korean won)		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K-REALTY CR REIT 1	￦	457	￦	16,200	￦	—	￦	—	￦	—	￦	20,857
	K Bank		775		32,964		—		—		891		—
	Others		72		1,147		—		—		858		—

Total		￦	1,304	￦	50,311	￦	—	￦	—	￦	1,749	￦	20,857

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

		December 31, 2021
		Receivables						Payables
( I n millions of Korean won)		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank	￦	821	￦	51,422	￦	—	￦	—	￦	513	￦	—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		4,614		—		—		—		—		—
	Others		565		1,853		—		343		4,829		—

Total		￦	6,000	￦	53,275	￦	—	￦	343	￦	5,342	￦	—

Significant transactions with related parties for the years ended December 31, 2019, 2020 and 2021, are as follows:

		2019
(In millions of Korean won)		Sales		Purchases 1
Associates and joint ventures	K- Realty CR-REITs No.1	￦	1,302	￦	—
	K Bank		17,815		8,524
	Others		1,498		10,531
Others	K-REALTY CR-REIT 10 1		2,801		—

Total		￦	23,416	￦	19,055

1	The amounts include acquisition of property and equipment and others.

		2019
(In millions of Korean won)		Acquisition of lease receivables		Acquisition of right-of-use assets		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	￦	—	￦	776	￦	2,225	￦	10,928
	Korea Information & Technology Investment Fund (KIF Investment Fund)		—		—		—		4,280
	Others		—		—		—		146

Total		￦	—	￦	776	￦	2,225	￦	15,354

		2020
( I n millions of Korean won)		Sales		Purchases 1
Associates and joint ventures	K- Realty CR-REITs No.1	￦	2,298	￦	—
	Korea Information & Technology Investment Fund (KIF Investment Fund)		—		—
	K Bank		15,658		8,227
	Others		809		10,272

Total		￦	18,765	￦	18,499

1	The amounts include acquisition of primarily property and equipment.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

		2020
( I n millions of Korean won)		Interest income		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1		￦ —		￦ 917		￦ 8,061
	Korea Information & Technology Investment Fund (KIF Investment Fund)		—		—		9,241
	K Bank		14		—		—
	Others		—		—		43

Total		￦	14	￦	917	￦	17,345

		2021
(In millions of Korean won)		Sales		Purchases 1
Associates and joint ventures	K- Realty CR-REITs No.1	￦	238,847	￦	1,308
	IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395		5,000		—
	K Bank		24,247		15,164
	Others		28,092		21,302

Total			296,186		37,774

		2021
(In millions of Korean won)		Interest income		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1		￦ —		￦ 205		￦ 40,142
	Korea Information & Technology Investment Fund (KIF Investment Fund)		223		—		—
	K Bank		—		—		—
	Others 2		—		—		8,637

Total		￦	223	￦	205	￦	48,779

1	The amounts include acquisition of primarily property and equipment.
2	Transaction amount before OSKENT Co., Ltd., Mission Culture Industry Limited, Sweet and Sour Culture
Industry Limited, Alma Mater Culture Industry Limited, and KT Philippines are excluded from associates and joint ventures.
Key management compensation for the years ended December 31, 2019, 2020 and 2021, consists of:

(In millions of Korean won)	2019		2020		2021
Salaries and other short-term benefits	￦	2,955	￦	2,086	￦	2,189
Post-employment benefits		321		390		412
Stock-based compensation		891		625		669

Total	￦	4,167	￦	3,101	￦	3,270

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Fund transactions with related parties for the years ended December 31, 2019, 2020 and 2021, are as follows:

	December 31, 2019
	Borrowing transaction 1				Equity contributions in cash
(In millions of Korean won)	Borrowing 2		Repayment
KT-IBKC Future Investment Fund1	￦	—	￦	—	￦	3,750
KT Philippines C o. Ltd.		—		—		99
Virtua Realm Sendirian Berhad		—		—		550
K-REALTY CR REIT 1		—		30,385		—
K Bank		—		—		21,782
KIF Investment Fund		—		—		—
Daiwon Broadcasting Co.,Ltd.		—		—		—
JB Emerging Market Specialty Investment Private Equity Trust No.1		—		—		—
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000
KT-CKP New Media Investment Fund		—		—		(174)
KT-DSC creative economy youth start-up investment fund		—		—		(1,800)
KT-Smart Factory Investment Fund		—		—		2,800
KT-SB Venture Investment Fund		—		—		(2,404)

Total	￦	—	￦	30,385	￦	25,603

1	Borrowing transactions include lease transactions.
2	Conversion effect from the adoption of IFRS 16 Lease on January 1, 2019 has been excluded.

	December 31, 2020
	Borrowing transaction 1				Equity contributions in cash
(In millions of Korean won)	Borrowing		Repayment
K- Realty CR-REITs No.1	￦	—	￦	20,304	￦	—
Studio Discovery Co. Ltd.		—		—		3,000
KT Young Entrepreneurs DNA Investment Fund		—		—		3,600
KT-Smart Factory Investment Fund		—		—		2,800
KT-CKP New Media Investment Fund		—		—		(109)
K Bank		—		—		195,011
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000
Hyundai Robotics Co. Ltd.		—		—		50,000

Total	￦	—	￦	20,304	￦	255,302

1	Borrowing transactions include lease transactions.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

	December 31, 2021
	Borrowing transaction 1				Equity contributions in cash
(In millions of Korean won)	Borrowing		Repayment
K- REALTY CR REIT 1	￦	—	￦	15,964	￦	—
K Bank		—		—		424,957
Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55		—		—		11,000
KT Young Entrepreneurs DNA Investment Fund		—		—		8,400
Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1		—		—		6,055
KT-IBKC Future Investment Fund 1		—		—		(5,700)
Others		—		—		18,176

Total	￦	—	￦	15,964	￦	462,888

1	Borrowing transaction include lease transactions.

The Group has an obligation to invest in
IBK-KT
Emerging Digital Industry Investment Fund, a related party, according to the agreement. As at December 31, 2021, the Group is planning to invest an additional
￦
27,200 million.

3 7 .	Financial Risk Management
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
December 31, 2019, 2020 and 2021

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
As at December 31, 2019, 2020 and 2021, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax 1		Shareholders’ equity
2019.12.31	10%	￦	45,149	￦	52,092
	-10%		(45,149)		(52,092)
2020.12.31	10%	￦	25,220	￦	36,961
	-10%		(25,220)		(36,961)
2021.12.31	10%	￦	(3,433)	￦	8,692
	-10%		3,433		(8,692)

1	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies.
The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

F-9
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Details of financial assets and liabilities in foreign currencies as at December 31, 2019, 2020 and 2021, are as follows:

(In thousands of foreign currencies)	2019		2020		2021
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	645,941	1,830,764	400,046	1,937,935	245,759	2,302,642
SDR 1	255	729	255	728	255	722
JPY	24,930	80,000,000	209,376	46,000,009	29,227	30,000,763
GBP	—	56	—	—	—	1,005
EUR	1	6	316	162	3,943	10,801
CNY	457	161	458	491	—	—
RWF 2	706	—	646	—	586	—
THB 3	—	—	535	—	2,160	—
MMK 4	84	—	—	—	—	—
TZS 5	6,919	—	1,019	—	1,644	—
BWP 6	911	—	212	—	93	—
HKD 7	—	268	—	198	—	105
BDT 8	18,897	—	—	—	—	—
PLN 9	—	—	26	—	—	—
VND 10	271,563	—	242,370	—	257,895	—
XAF 11	97,411	—	16,229	—	—	—
SGD 12	—	—	6	284,000	13	284,000
TWD 13	—	—	—	—	—	226
CHF 14	—	—	—	—	—	161

1	Special Drawing Rights.
2	Rwanda Franc.
3	Thailand Bhat.
4	Myanmar Kyat.
5	Tanzanian Shilling.
6	Botswana Pula.
7	Hong Kong Dollar.
8	Bangladesh Taka.
9	Polish Zloty.
10	Vietnam Dong.
11	Central African Franc.
12	Singapore Dollar.
13	Taiwan Dollar.
14	Swiss Franc.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(iii) Price risk
As at
December 31, 2019, 2020 and 2021, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(In millions of Korean won)	Fluctuation of price	Income before tax		Equity
2019.12.31	10%	￦	24	￦	613
	-10%		(24)		(613)
2020.12.31	10%	￦	2,811	￦	3,472
	-10%		(2,811)		(3,472)
2021.12.31	10%	￦	2,000	￦	4,588
	-10%		(2,000)		(4,588)
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
As at December 31, 2019, 2020 and 2021, if the market interest rate had increased/decreased by 100 bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2019.12.31	+ 100 bp	￦	425	￦	14,764
	- 100 bp		(482)		(19,280)
2020.12.31	+ 100 bp	￦	973	￦	18,584
	- 100 bp		(973)		(19,377)
2021.12.31	+ 100 bp	￦	753	￦	5,549
	- 100 bp		(731)		(5,675)
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

F-9
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

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

-	Impairment of financial assets
The Group has four types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services,

•	debt investments carried at fair v a lue through other comprehensive income, and

•	other financial assets carried at amortized cost.
While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.
The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Cash and cash equivalents (except for cash on hand)	￦	2,625,581	￦	2,989,713
Trade and other receivables
Financial assets at amortized costs		5,034,621		5,687,103
Financial assets at fair value through other comprehensive income		1,118,619		491,713
Contract assets		586,438		745,085
Other financial assets
Derivatives financial assets for hedging		7,684		99,453
Financial assets at fair value through profit or loss		680,453		862,481
Financial assets at fair value through other comprehensive income		6,570		94,750
Financial assets at amortized costs		671,068		608,389

Total	￦	10,731,034	￦	11,578,687

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(i) Trade receivables and contract assets
The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.
The Group measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2021. Expected credit loss of 12 months was applied as the credit sales and other credit-related assets of BC Card Co., Ltd., a subsidiary of the Group, has been determined to have low credit risk.
(ii) Cash equivalents (except for cash on hand)
The Group is also exposed to credit risk in relation cash equivalents. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(iii) Other financial assets at amortized costs
Other financial assets at amortized cost include time deposits, other long-term financial instruments and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to me
e
t its contractual cash flow obligations in the near term.
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
December 31, 2019, 2020 and 2021

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the consolidated financial statements.

	December 31, 2020
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	6,587,796	￦	730,758	￦	258,255	￦	7,576,809
Borrowings(including debentures)		1,573,944		4,373,534		2,258,360		8,205,838
Lease liabilities		336,024		658,501		190,907		1,185,432
Other non-derivative financial liabilities		574		131,242		—		131,816
Financial guarantee contracts 1		22,422		—		—		22,422

Total	￦	8,520,760	￦	5,894,035	￦	2,707,522	￦	17,122,317

1
It is total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

	December 31, 2021
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	6,698,783	￦	1,232,468	￦	159,647	￦	8,090,898
Borrowings(including debentures)		1,927,456		5,635,558		2,275,557		9,838,571
Lease liabilities		388,226		484,476		427,860		1,300,562
Other non-derivative financial liabilities		1,473		206,749		100,900		309,122
Financial guarantee contracts 1		71,697		—		—		71,697

Total	￦	9,087,635	￦	7,559,251	￦	2,963,964	￦	19,610,850

1
It is total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

At the end of the reporting period, the cash outflows and inflows by maturity of the Group’s derivatives held for trading and gross-settled derivatives are as follows:

	December 31, 2019
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total

Outflow	￦	650,497	￦	1,602,513	￦	507,947	￦	2,760,957
Inflow		684,720		1,648,746		524,483		2,857,949

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

	December 31, 2020
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives settled gross 1
Outflows	￦	248,300	￦	2,179,046	￦	498,619	￦	2,925,965
Inflows		249,301		2,074,747		480,570		2,804,618

	December 31, 2021
(In millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading 2
Outflows	￦	—	￦	158,284	￦	—	￦	158,284
Derivatives settled gross 3
Outflows	￦	843,489	￦	1,857,942	￦	377,302	￦	3,078,733
Inflows		856,508		1,917,236		394,134		3,167,878

1	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the statement of financial position.
2
During the current period, derivative liabilities
held-for-trading are
classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share
contracts (Note 20).

As these derivatives
held-for-trading
are m
a
naged based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.
3	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the statement of financial position.

Meanwhile, as at December 31, 2021, the Group is obligated to invest
￦
27,200 million in
IBK-KT
Emerging Digital Industry Investment Fund, a related party, and others, and
￦
8,109 million and USD 5,400 thousand to be paid in the future Capital Call method to Future Innovation Private Equity Fund No.3 (Notes 20 and 36).
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
The
debt-to-equity
ratios as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020		December 31, 2021
Total liabilities	￦	18,111,112	￦	20,592,180
Total equity		15,551,433		16,567,161
Debt-to-equity ratio		116%		124%
The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The gearing ratios as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won, %)	December 31, 2020		December 31, 2021
Total borrowings	￦	7,316,298	￦	8,437,703
Less: cash and cash equivalents		(2,634,624)		(3,019,592)

Net debt		4,681,674		5,418,111
Total equity		15,551,433		16,567,161
Total capital		20,233,107		21,985,272
Gearing ratio		23%		25%
(3) Offsetting Financial Assets and Financial Liabilities
Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	December 31, 2020
	Gross assets		Gross liabilities offset	Net amounts presented in the statement of financial position		Amounts not offset			Net amount
						Financial instruments	Cash collateral
Trade receivables	￦	71,497	￦ (1)	￦	71,496	￦ (67,421)	￦	—	￦	4,075

(In millions of Korean won)	December 31, 2021
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset			Net amount
							Financial instruments	Cash collateral
Trade receivables	￦	79,102	￦	—	￦	79,102	￦ (65,592)	￦	—	￦	13,510
These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.
The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	December 31, 2020
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	69,361	￦	—	￦	69,361	￦	(67,421)	￦	—	￦	1,940
Other financial liabilities		1		(1)		—		—		—		—

	￦	69,362	￦	(1)	￦	69,361	￦	(67,421)	￦	—	￦	1,940

(In millions of Korean won)	December 31, 2021
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset			Net amount
							Financial instruments	Cash collateral
Trade payables	￦	69,944	￦	—	￦	69,944	￦ (65,592)	￦	—	￦	4,352

F-
104

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

38.	Fair Value
38.1 Fair Value of Financial Instruments by Category
Carrying amount and fair value of financial instruments by category as at December 31, 2020 and 2021, are as follows:

	December 31, 2020			December 31, 2021
(In millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	￦	2,634,624	1	￦	3,019,592	1
Trade and other receivables
Financial assets measured at amortized cost 2		4,976,423	1		5,610,377	1
Financial assets at fair value through other comprehensive income		1,118,619	1,118,619		491,713	491,713
Other financial assets
Financial assets measured at amortized cost		671,068	1		608,389	1
Financial assets at fair value through profit or loss		809,919	809,919		952,319	952,319
Financial assets at fair value through other comprehensive income		258,516	258,516		347,877	347,877
Derivative financial assets for hedging		7,684	7,684		99,453	99,453

Total	￦	10,476,853		￦	11,129,720

Financial liabilities
Trade and other payables	￦	7,017,639	1	￦	7,980,203	1
Borrowings		7,316,298	7,643,116		8,437,703	8,578,827
Other financial liabilities
Financial liabilities at amortized cost		132,558	1		263,500	1
Financial liabilities at fair value through profit or loss		2,682	2,682		216,040	216,040
Derivative financial liabilities for hedging		127,929	127,929		18,126	18,126

Total	￦	14,597,106		￦	16,915,572

1	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value
2	With the application of IFRS 7, lease receivables are excluded from fair value disclosure.

F-
10
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

3 8 .2	Fair Value Hierarchy
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
Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	1,118,619	￦	—	￦	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		46,449		330,961		432,509		809,919
Financial assets at fair value through other comprehensive income		5,606		202,121		50,789		258,516
Derivative financial assets for hedging		—		7,684		—		7,684
Disclosed fair value
Investment properties		—		—		2,645,482		2,645,482

Total	￦	52,055	￦	1,659,385	￦	3,128,780	￦	4,840,220

Liabilities
Borrowings	￦	—	￦	7,643,116	￦	—	￦	7,643,116
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		45		2,637		2,682
Derivative financial liabilities for hedging		—		123,735		4,194		127,929

Total	￦	—	￦	7,766,896	￦	6,831	￦	7,773,727

F-10
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

(In millions of Korean won)	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	491,713	￦	—	￦	491,713
Other financial assets
Financial assets at fair value through profit or loss		24,285		310,095		617,939		952,319
Financial assets at fair value through other comprehensive income		17,328		7,176		323,373		347,877
Derivative financial assets for hedging		—		67,888		31,565		99,453
Disclosed fair value
Investment properties		—		—		4,263,381		4,263,381

Total	￦	41,613	￦	876, 872	￦	5,236,258	￦	6,154,743

Liabilities
Borrowings	￦	—	￦	8,578,827	￦	—	￦	8,578,827
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		708		215,332		216,040
Derivative financial liabilities for hedging		—		18,126		—		18,126

Total	￦	—	￦	8,597,661	￦	215,332	￦	8,812,993

38.3 Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements
There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

F-10
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements as at December 31, 2020 and 2021, are as follows:

	2020
	Financial assets				Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss		Derivative financial liabilities (assets) for hedging
Beginning balance	￦	495,141	￦	42,054	￦	—	￦	(17,788)
Purchases		374,259		13,142		2,798		—
Reclassification		208		—		—		—
Disposal		(451,663)		(571)		—		—
Amount recognized in profit or loss 1,2		14,564		(428)		(161)		29,345
Amount recognized in other comprehensive income 1		—		(3,408)		—		(7,363)

Ending balance	￦	432,509	￦	50,789	￦	2,637	￦	4,194

1	Amount recognized in profit or loss and other comprehensive income with respect to derivative financial liabilities for hedging comprises loss on valuation of derivative instruments.
2	Amount recognized in profit or loss with respect to financial liabilities at fair value through profit or loss comprises loss on valuation of derivative instruments.

	2021
	Financial assets				Financial liabilities
( I n millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	￦	432,509	￦	50,789	￦	(4,194)	￦	2,637
Acquisition		441,068		118,648		—		205,323
Reclassification		(25,757)		14,633		—		—
Changes in Consolidation Scope		353		(3,051)		—		46,208
Disposal		(325,401)		(5,325)		—		—
Amount recognized in profit or loss 1,2		95,167		71		43,150		(38,836)
Amount recognized in other comprehensive income 1		—		147,608		(7,391)		—

Ending balance	￦	617,939	￦	323,373	￦	31,565	￦	215,332

1	The recognition of gains and losses on derivatives financial liabilities (assets) for hedging purposes consists entirely of derivatives valuation losses.
2	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation losses.

F-1
08

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

3 8 .4	Valuation Technique and the Inputs
Valuation techniques and inputs used in the recurring,
non-recurring
fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2020 and 20
21
, are as follows:

	December 31, 2020
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		763,470	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		252,910	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		7,684	2	DCF Model
Investment properties		2,645,482	3	DCF Model
Liabilities
Borrowings	￦	7,643,116	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		2,682	2,3	DCF Model, Binomial Option Pricing
Derivative financial liabilities for hedging		127,929	2,3	Hull-White model, DCF Model

F-1
09

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

	December 31, 2021
(In millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	491,713	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		928,034	2,3	DCF Model, Adjusted Net Asset Model
Financial assets at fair value through other comprehensive income		330,549	2,3	DCF Model, Market approach Model
Derivative financial assets for hedging		99,453	2,3	Hull-White Model, DCF Model
Investment properties		4,263,381	3	DCF Model
Liabilities
Borrowings	￦	8,578,827	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		216,040	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		18,126	2	DCF Model

3 8 .5	Valuation Processes for Fair Value Measurements Categorized Within Level 3
The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s reporting dates.

3 8 .6	Gains and losses on valuation at the transaction date
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
In relation to this, details and changes of the total deferred difference for the years ended December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	2020				2021
	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	￦	3,682	￦	—	￦	2,257	￦	—
II. New transactions		—		—		—		—
III. Recognized at fair value through profit or loss		(1,425)		—		(1,425)		—

IV. Ending balance (I+II+III)	￦	2,257	￦	—	￦	832	￦	—

F-1
10

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

3 9 .	Interests in Unconsolidated Structured Entities
Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of Asset Backed Commercial Paper (“ABCP”) due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 2021, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to Private Equity Fund (“PEF”) and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2021, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

F-1
11

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2020 and 2021, are as follows:

(In millions of Korean won)	December 31, 2020
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	2,004,869	￦	4,380,534	￦	2,152,412	￦	8,537,815
Assets recognized in statement of financial position
Other financial assets	￦	29,874	￦	128,332	￦	—	￦	158,206
Joint ventures and associates		51,607		219,753		—		271,360

Total	￦	81,481	￦	348,085	￦	—	￦	429,566

Maximum loss exposure 1
Investment assets	￦	81,481	￦	348,085	￦	—	￦	429,566
Cash deficiency support		—		29,130		—		29,130

Total	￦	81,481	￦	377,215	￦	—	￦	458,696

1
It includes the investments recognized in the Group’s consolidated financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

	December 31, 2021
(In millions of Korean won)	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	2,343,487	￦	5,202,439	￦	2,256,256	￦	9,802,182
Assets recognized in statement of financial position
Other financial assets	￦	40,587	￦	237,841	￦	—	￦	278,428
Joint ventures and associates		125,009		246,440		—		371,449

Total	￦	165,596	￦	484,281	￦	—	￦	649,877

Maximum loss exposure 1
Investment assets	￦	165,596	￦	484,281	￦	—	￦	649,877
Investment agreement, etc		—		63,489		—		63,489

Total	￦	165,596	￦	547,770	￦	—	￦	713,366

1
Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

F-1
12

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

40 .	Information About Non-controlling Interests
40
.1 Changes in Accumulated
Non-controlling
Interests
Profit or loss allocated to
non-controlling
interests and accumulated
non-controlling
interests of subsidiaries that are material to the Group for the years ended December 31, 2019, 2020 and 2021 are as follows:

(In millions of Korean won)	December 31, 2019
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	￦	374,150	￦	10,029	￦	(8,279)	￦	6	￦	375,906
BC Card Co., Ltd.	30.5%		345,547		37,795		(18,900)		53,033		417,475
KT Powertel Co., Ltd.	55.2%		52,865		1,751		—		(340)		54,276
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	32.9%		52,336		1,720		—		653		54,709
KT Telecop Co., Ltd.	13.2%		103,357		(588)		—		(99,119)		3,650

(In millions of Korean won)	December 31, 2020
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	￦	375,906	￦	22,171	￦	(8,279)	￦	(898)	￦	388,900
BC Card Co., Ltd.	30.5%		417,475		9,899		(22,787)		7,239		411,826
KT Powertel Co., Ltd.	55.2%		54,276		2,151		(478)		(202)		55,747
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	32.9%		54,709		(1,840)		—		(2,563)		50,306
KT Telecop Co., Ltd.	13.2%		3,650		152		—		(208)		3,594

(In millions of Korean won)	December 31, 2021
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	￦	388,900	￦	24,795	￦	(8,279)	￦	5,279	￦	410,695
BC Card Co., Ltd.	30.5%		411,826		34,496		(6,434)		59,040		498,928
KTIS Corporation	68.6%		120,071		17,715		(1,837)		(709)		135,240
KTCS Corporation	67.8%		129,502		21,394		(2,211)		(3,574)		145,111
Nasmedia Co., Ltd	56.0%		112,549		15,185		(3,808)		255		124,181

F-1
13

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

40
.2 Summarized Financial Information on Subsidiaries
The summarized financial information for each subsidiary with non-controlling
interests that are material to the Group before inter-company eliminations is as follows:
Summarized consolidated statements of financial position as at December 31, 2019, 2020 and 2021, are as follows:

	December 31, 2019
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		KT Telecop Co., Ltd.

Non-controlling Interests rate (%)		49.7%		30.5%		55.2%		32.9%		13.2%
Current assets	￦	459,077	￦	2,580,634	￦	86,465	￦	115,694	￦	55,908
Non-current assets		389,199		1,332,348		31,587		164,124		223,969
Current liabilities		123,506		2,452,219		17,757		62,378		64,218
Non-current liabilities		19,333		142,013		2,009		12,391		89,622
Equity		705,437		1,318,750		98,286		205,049		126,037
Operating revenue		704,996		3,553,008		62,846		323,065		332,063
Profit or loss for the year		56,008		115,885		3,085		1,426		(4,875)
Total comprehensive income (loss)		55,936		289,122		2,469		(1,840)		(6,558)
Cash flows from operating activities		152,549		429,331		780		49,870		52,693
Cash flows from investing activities		(101,594)		(419,894)		(9,525)		(50,138)		(44,393)
Cash flows from financing activities		(18,833)		(5,744)		(687)		(1,860)		(5,227)
Net increase (decrease) in cash and cash equivalents		32,122		3,693		(9,432)		(2,128)		3,073
Cash and cash equivalents at beginning of year		31,728		275,089		15,649		39,186		5,708
Exchange differences		—		380		—		(15)		—
Cash and cash equivalents at end of year		63,850		279,162		6,217		37,043		8,781

F-1
1
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

	December 31, 2020
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)

Non-controlling Interests rate (%)		49.7%		30.5%		55.2%		32.9%
Current assets	￦	480,450	￦	1,785,914	￦	90,056	￦	140,948
Non-current assets		439,026		1,298,484		29,638		148,001
Current liabilities		153,236		1,602,667		17,045		74,045
Non-current liabilities		21,803		176,083		1,788		18,554
Equity		744,437		1,305,648		100,861		196,350
Operating revenue		706,631		3,387,640		65,897		350,231
Profit or loss for the year		58,190		39,455		3,809		2,080
Total comprehensive income (loss)		55,647		61,796		3,442		(8,700)
Cash flows from operating activities		160,934		(119,163)		6,011		62,521
Cash flows from investing activities		(105,293)		58,042		(3,353)		(58,186)
Cash flows from financing activities		(19,650)		22,790		(1,515)		(1,856)
Net increase (decrease) in cash and cash equivalents		35,991		(38,331)		1,143		2,479
Cash and cash equivalents at beginning of year		63,850		279,162		6,217		37,043
Exchange differences		(7)		(247)		—		(83)
Cash and cash equivalents at end of year		99,834		240,584		7,360		39,439

	December 31, 2021
(In millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Non-controlling Interests rate (%)		49.7%		30.5%		68.6%		67.8%		56.0%
Current assets	￦	408,484	￦	1,991,152	￦	124,420	￦	302,953	￦	409,345
Non-current assets		867,161		1,942,275		244,941		113,797		81,049
Current liabilities		249,676		1,658,476		103,927		189,641		248,648
Non-current liabilities		220,018		822,528		73,691		44,530		19,970
Equity		805,951		1,452,423		191,743		182,579		221,776
Operating revenue		772,950		3,580,970		487,801		968,499		125,876
Profit or loss for the year		62,309		120,308		24,944		19,034		27,120
Total comprehensive income (loss)		74,995		122,578		28,669		16,914		27,991
Cash flows from operating activities		102,947		(157,645)		49,011		6,945		44,500
Cash flows from investing activities		(352,116)		(283,313)		(27,143)		(1,039)		(16,966)
Cash flows from financing activities		230,010		526,563		(23,126)		(16,622)		(9,843)
Net increase (decrease) in cash and cash equivalents		(19,159)		85,605		(1,258)		(10,716)		17,691
Cash and cash equivalents at beginning of year		99,834		240,584		31,779		75,440		53,720
Exchange differences		(3)		293		—		(840)		(15)
Cash and cash equivalents at end of year		80,672		326,482		30,521		63,884		71,396

F-
11
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

40 .3	Transactions with Non-controlling Interests
The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2019, 2020 and 2021 is summarized as follows:

(In millions of Korean won)	2019		2020		2021
Carrying amount of non-controlling interests acquired	￦	(9,566)	￦	1,750	￦	14,702
Consideration paid to non-controlling interests		484		9,878		1,095

Excess of consideration paid recognized in parent’s equity	￦	(9,082)	￦	11,628	￦	15,797

4 1 .	Business Combination
KT Skylife Co., Ltd., a subsidiary of the Group, acquired 7,000,000 common shares (100%) of Hyundai HCN Co., Ltd. for
￦
515,091 million on September 30, 2021 to strengthen the competitiveness of the paid broadcasting business and create synergy and changed its name to HCN Co., Ltd.
KT ES Pte. Ltd., a subsidiary of the group, acquired 81,320,642 common shares (100%) of Epsilon Global Communications Pte. Ltd. for USD 135 million on September 30, 2021 to expand its global telecommunications business and create synergy.
The details of major business combinations that occurred for the year ended December 31, 2021, are as follows.

( I n millions of Korean won)	Major transfer business	Business combination date	Transfer price
HCN Co., Ltd.	Cable television service	Sep. 30, 2021	￦	515,091
Epsilon Global Communications Pte. Ltd.	Network service industry	Sep. 30, 2021		159,738
The values of assets and liabilities acquired on the acquisition date from major business combinations for the year ended December 31, 2021, are as follows:

( I n millions of Korean won)	HCN Co., Ltd.		Epsilon Global Communications Pte. Ltd.
I. Total transfer price (A)	￦	515,091	￦	159,738
II. Amount recognized as identifiable assets and liabilities
Non-current assets		243,397		73,810
Current assets		104,574		19,003
Non-current liabilities		49,409		36,773
Current liabilities		36,151		46,008
Total identifiable net assets (B)		262,411		10,032
III. Non-controlling interest (C)		—		—
IV. Fair value of net assets acquired (D=B-C)		262,411		10,032

V. Goodwill (E=A-D)	￦	252,680	￦	149,706

F-11
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

The fair values of assets and liabilities acquired on the acquisition date from major business combinations for the year

( I n millions of Korean won)	HCN Co., Ltd.		Epsilon Global Communications Pte. Ltd.
Fair value of identifiable assets	￦	347,971	￦	92,813
Cash and cash equivalents		57,322		7,470
Trade and other receivables		34,820		11,533
Other financial assets		8,847		—
Finance lease receivables		4,119		—
Property and equipment		90,895		21,457
Investment properties		7,178		—
Right-of-use assets		2,601		34,254
Intangible assets		1,819		3,311
Customer relationship (Intangible assets)		125,893		12,964
Deferred income tax assets		—		1,824
Long-term finance lease receivables		3,108		—
Other non-current assets		6,644		—
Investments in associates and joint ventures		2,760		—
Other non-current financial assets		1,965		—
Fair value of identifiable liabilities		85,560		82,781
Trade and other payables		32,075		22,648
Lease liabilities		2,620		40,021
Current provisions		345		—
Current income tax liabilities		2,401		—
Other current liabilities		2,940		680
Net defined benefit liabilities		4,535		—
Deferred income tax liabilities		40,376		2,204
Other non-current liabilities		268		631
Borrowings		—		16,597

Fair value of identifiable net assets	￦	262,411	￦	10,032

Intangible assets additionally identified by the Group as a result of major business combinations for the year

( I n millions of Korean won)	Goodwill		Customer relationship
HCN Co., Ltd.	￦	252,680	￦	125,893
Epsilon Global Communications Pte. Ltd.		149,706		12,964

F-11
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

Operating revenue and net profit and loss before elimination of intercompany transactions of the acquired companies transferred through major business combinations for the year ended December 31, 2021, are as follows:

	After business combination				2021 1
(In millions of Korean won)	Operating revenue		Profit (loss) for the year		Operating revenue		Profit (loss) for the year

HCN Co., Ltd.	￦	63,682	￦	7,882	￦	248,636	￦	21,821
Epsilon Global Communications Pte. Ltd.		15,670		(2,866)		60,178		(12,592)

1
Operating revenue and profit or loss of the entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as at the beginning of the annual reporting period.

4 2 .	Events After Reporting Period
The Group has issued the following bonds since the end of the reporting period.

Type	Issued date	Face value ( I n millions of Korean won)		Interest rate	Redemption date
The 196-1st Public bond	Jan. 27, 2022	￦	270,000	2.60%	Jan. 27, 2025
The 196-2nd Public bond	Jan. 27, 2022		100,000	2.64%	Jan. 27, 2027
The 196-3rd Public bond	Jan. 27, 2022		30,000	2.74%	Jan. 27, 2032
After the current reporting period, in accordance with a resolution of the Board of Directors on February 15, 2022, the Group transferred its Cloud/IDC business to KT Cloud Co., Ltd., a newly established company owned by the Group, through an investment in kind on April 1, 2022. The Group aims to enhance the value of the Cloud/IDC business and foster KT Cloud Co., Ltd. as a specialized company.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ HYEON-MO KU
Name: Hyeon-Mo Ku
Title:	Representative Director and Chief Executive Officer
Date: April 28, 2022

Exhibit Index

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
20-F
filed on June 30, 2008)

2.4	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.5	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

*	Filed previously.

(P)	Paper filing.