Form 20-F
period 2022-12-31
KT CORP
filed 2023-04-28
CIK 892450

As filed with the Securities and Exchange Commission on April 28, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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
3-Gil
,
Jongno-gu
03155 Seoul, Korea
(Address of principal executive offices)
Young-Jin Kim
KT Gwanghwamun Building East
33, Jong-ro
3-Gil
,
Jongno-gu
03155 Seoul, Korea
Telephone:
 +
82-2-3495-3557
;

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
Act.
None
As of December 31, 2022, there were 256,042,678 ordinary shares, par value
￦
5,000 per share, outstanding
(not 5,069,130 ordinary shares held by the registrant as treasury shares)
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
Yes

☒

No

☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes

☐

No

☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
Yes

☐

No

☒
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

Our consolidated financial statements as of December 31, 2021 and 2022 and for each of the years in the three-year period ended December 31, 2022 and related notes thereto (“Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All references to “Won” or “￦” in this annual report are to the currency of the Republic. All references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. All references to “Euro” or “EUR” are to the currency of the European Union. All references to “SGD” or “Singapore dollars” are to the currency of the Republic of Singapore. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,088.0 to US$1.00, ￦1,185.5 to US $1.00, and ￦1,267.3 to US $1.00 on December 31, 2020, 2021 and 2022, respectively.

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

Item 3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.  Risk Factors

You should carefully consider the following risk factors, which have been identified by us.

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

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including mobile virtual network operators (“MVNOs”) that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao Corp. (“Kakao”)) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global over-the-top (“OTT”) media services such as Netflix. In January 2023, the MSIT announced plans to encourage a fourth service provider to enter the Korean mobile service market by awarding a bandwidth license for the use of the 28 GHz spectrum and provide various measures to support the competitiveness of the new market entrant. The entrance of new service providers in the markets for mobile services, fixed-line services and media and content services may further increase competition, as well as cause downward price pressure on the fees we charge for our services. For a discussion of our market shares in key markets, please see “Item 4. Information on the Company—Item 4.B. Business Overview—Competition.”

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. We have acquired a number of licenses to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth. For example, in December 2022, the MSIT cancelled our bandwidth license for the use of the 28 GHz spectrum, noting that we had failed to meet certain agreements made with the MSIT at the time of the license allocation in December 2018. For all of our bandwidth licenses, we made aggregate payments of ￦367 billion in 2020, ￦603 billion in 2021 and ￦319 billion in 2022. For our outstanding payment obligations relating to our bandwidth licenses, see “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisition of New Bandwidth Licenses and Usage Fees.” For more information on our bandwidth licenses, see “ Item 4. Information on the Company—Item 4.D. Property, Plant and Equipment—Mobile Networks.”

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

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunications services to maintain our competitiveness. For example, we have been building more advanced mobile telecommunications networks based on 5G technology and commenced providing commercial 5G mobile services in April 2019. Since then, we have expanded our coverage to all major cities in Korea, and we plan to further expand the coverage nationwide by mid-2024 and increase the transmission speed of our 5G services. As we continue to compete with SK Telecom and LG U+ to improve network quality, introduce new services and accommodate increased data usage of subscribers, we may incur significant expenses to acquire additional bandwidth licenses and incur significant capital expenditures to build out and improve our network. We have made extensive efforts to develop advanced technologies as well as provide a variety of services with enhanced speed, latency and connectivity. Furthermore, we are also continually upgrading our broadband network to enable better fiber-to-the-home (“FTTH”) connection, which enhances data transmission speed and connection quality.

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

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current businesses. For example, in September 2021, KT Skylife Co., Ltd. (“KT Skylife”), in which we held a 49.99% interest as of December 31, 2022, completed its acquisition of a 100.00% interest in Hyundai HCN Co., Ltd. (“HCN”), which is Korea’s fifth largest cable operator.

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

The Government, primarily through the MSIT and the KCC, has the authority to regulate the telecommunications industry in Korea. The MSIT and the KCC also have the authority to regulate the pay TV industry under the Korea Broadcasting Act and the Internet Multimedia Broadcasting Services Act, which cover our IPTV services, our satellite TV services provided through KT Skylife (in which we held a 49.99% interest as of December 31, 2022), and cable TV services that we provide through HCN, in which KT Skylife holds a 100.0% interest. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.” The MSIT’s policy is to promote competition through measures designed to prevent the dominant service provider in any such market from exercising its market power in a way that would prevent the emergence and development of viable competitors. Under such regulations, if a network service provider has the largest market share for a specified type of telecommunications service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, such entity may be designated as a market-dominating business entity that may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The KCC has also issued guidelines on fair competition of telecommunications and Internet-related companies. In addition, the Government sets the policies regarding the use of radio frequency bandwidths and allocates the bandwidths used for wireless telecommunications by an auction process or by a planned allocation.

We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively. Accordingly, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The form of our standard agreement for providing local network services and each agreement for interconnection with other service providers must also be reported to the MSIT. Although we compete freely with other network service providers in terms of rate plans for our principal telecommunications and Internet-related services except for rates we charge for local calls, our inability to freely set our local telephone service rates may hurt profits from such businesses and impede our ability to compete effectively against our competitors. In addition, the MSIT may periodically announce policy guidelines that telecommunications companies are recommended to take into consideration in their telecommunications and Internet-related businesses. In recent years, the Government has been promoting further diversification of mobile rate plans, in part to mitigate the burden of rising household expenditures. In response, the three telecommunications companies in Korea, including us, have launched additional mobile rate plans starting in August 2022.

The Government may pursue additional measures to regulate the markets in which we compete. There can be no assurance that we will not adopt additional measures that reduce rates charged to our subscribers as well as adjustments to our handset subsidies and other measures in the future to comply with regulatory requirements or the Government’s policy guidelines.

The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a monetary penalty of up to 3.0% of the average of our annual revenue from telecommunications services relating to the violation for the preceding three fiscal years. From time to time, we have been imposed fines for violation of regulations imposed by MSIT and KCC. There is no guarantee that the laws and regulations to which we are or become subject will not have a material adverse effect on our business, financial condition or results of operations.

The ongoing global pandemic of a new strain of coronavirus (“COVID-19”) and any possible recurrence of other types of widespread infectious diseases, may adversely affect our business, financial condition or results of operations.

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 that was first reported to have been transmitted to humans in late 2019 and has spread globally, has materially and adversely affected the global economy and financial markets in recent years. The World Health Organization declared the COVID-19 as a pandemic in March 2020. In light of the Government’s recommendations for social distancing, we have periodically implemented remote work arrangements for a portion of our workforce, particularly for employees in areas severely impacted by the pandemic. While we do not believe that such arrangements have had a material adverse impact on our business, additional outbreaks of COVID-19 variants may result in further disruptions in the normal operations of our business, including disruptions in the operation of our facilities, delays in our network expansion projects, implementation of further work arrangements requiring employees to work remotely and restrictions on overseas and domestic business travel, which may lead to a reduction in labor productivity.

Other risks associated with a prolonged outbreak of COVID-19 and its variants or other types of widespread infectious diseases may potentially include:

•	increase in unemployment among our customers who may not be able to meet payment obligations, which in turn may decrease demand for our products and services;

•	service disruptions, outages and performance problems due to capacity constraints caused by an overwhelming number of people accessing our services simultaneously;

•	disruptions in the supply of mobile handsets or telecommunications equipment from our vendors;

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

We are currently searching for a suitable chief executive officer and several directors to fill out vacancies. We depend on our senior management, and our ability to successfully manage this transition could have a material adverse effect on our business, financial condition, results of operations and stock price.

We depend on the efforts, skills, reputations and abilities of our senior management, including our chief executive officer and other directors who serve on our board. Our ability to execute our strategy effectively is dependent upon contributions from such senior management. As of December 31, 2022, our board of directors consisted of two inside directors (including our chief executive officer) and eight outside directors. Subsequently, Hyeon-Mo Ku, our representative director and chief executive officer, resigned on March 28, 2023 and four of our outside directors (Dae-You Kim, Gang-Cheol Lee, Hee-Yol Yu and Benjamin Hong) resigned between January 2023 to March

2023 for personal reasons. In addition, Kyoung-Lim Yun, who was our inside director and a candidate for the position of chief executive officer, resigned and withdrew his candidacy on March 27, 2023. Of the four remaining outside directors, the terms of office for three outside directors (Hyun-Myung Pyo, Chung-Gu Kang and Eun-Jung Yeo) expired in March 2023, resulting in only one outside director (Yong-Hun Kim) remaining as the sole member of our board of directors. No additional directors were elected at our annual shareholders’ meeting held on March 31, 2023.

In accordance with Articles 386 of the Commercial Code of Korea, a director whose term has expired or who has resigned may continue to have the rights and obligations of a director until a newly elected director takes office, if the number of directors remaining on the board would otherwise become fewer than three. Accordingly, the three outside directors (Hyun-Myung Pyo, Chung-Gu Kang and Eun-Jung Yeo) whose terms of office expired in March 2023 and Hyeon-Mo Ku, together with outside director Yong-Hun Kim (whose term expires in March 2025), are currently serving on our board of directors. In addition, starting March 28, 2023, Jong Ook Park, our head of corporate planning group, is serving as our acting chief executive officer while we search for a successor chief executive officer.

On April 17, 2023, our board of directors created a task force that will review and recommend ways to enhance our corporate governance. The task force consists of (i) five independent corporate governance experts selected by our board of directors from candidates recommended by our shareholders, (ii) our general counsel and (iii) our chief financial officer. The board of directors completed a comprehensive review of candidates, taking into consideration their expertise in corporate governance, diversity of the task force membership and expertise in environmental, social and governance (“ESG”) management. The five independent corporate governance experts are (i) Jun-Ki Kim, professor at Seoul National University Graduate School of Public Administration and president of the Korean Society of Public Enterprises, (ii) Suk-Ho Sonu, professor emeritus at Hongik University and former chairman of the board of KB Financial Group, (iii) Myeong-Hyeon Cho, professor of business administration at Korea University and former head of the Korean Corporate Governance Service, (iv) Hyung-Hwan Joo, visiting professor at Sejong University and former minister of Trade, Industry and Energy and (v) Alicia Ogawa, assistant adjunct professor at Columbia University School of International and Public Affairs. The task force, which we currently expect will operate until July 2023, will make recommendations regarding our corporate governance, including refinement of the selection process for our next chief executive officer and directors.

Senior management transitions can be inherently difficult to manage and may cause disruption to our business. There can be no assurances concerning the timing or outcome of our search for a new chief executive officer and directors. The leadership transition may also result in changes in our business strategy, which may create uncertainty and negatively impact our ability to execute our business strategy quickly and effectively. We depend on our senior management, and our inability to attract and retain suitable personnel or the loss of investor confidence in our interim management could have a material adverse effect on our business, financial condition, results of operations and stock price.

Legal cases involving our political donations and other incidents and allegations could have a material adverse effect on our business, reputation and stock price.

In January 2018, the Korean police commenced an investigation in connection with the allegations that our current and former executives and employees violated the Political Funds Act of Korea, by making certain donations to various lawmakers using corporate funds. In November 2021, the Seoul Central District Prosecutor’s Office decided not to indict Chang-gyu Hwang, our previous chief executive officer, on charges that include violating the Political Funds Act, but indicted four other former executives in our Corporate Relations Division for violation of such laws as well as us for violation of the Political Funds Act. In June 2022, the Seoul Central District Court (i) sentenced the four former executives to suspended prison terms ranging between six to ten months on probation for two years and (ii) imposed a penalty of ￦10 million on us. The four former executives did not appeal such rulings, which became final and conclusive. We appealed the decision of the Seoul Central District Court, which appeal was dismissed by the Seoul High Court in February 2023. In February 2023, we appealed such decision to the Supreme Court.

In November 2021, the Seoul Central District Prosecutor’s Office also issued a summary indictment against our former representative director and chief executive officer, Hyeon-mo Ku, and nine other current and former executive officers, who permitted using their names, for violating charges that include violation of the Political Funds Act. In February 2022, after a summary judgment was issued, our 10 current and former executive officers filed for a formal trial. Such proceeding is pending at the Seoul Central District Court.

In November 2022, the KT New Labor Union and the People’s Solidarity for Participatory Democracy filed a criminal complaint with the Seoul Central District Prosecutor’s Office against our former chief executive officer, Hyeon-mo Ku, and our board of directors, alleging a criminal breach of fiduciary duty related to (i) a settlement with the U.S. Securities and Exchange Commission (the “SEC”) to resolve its investigation (described below) and (ii) inaction to take responsibility for alleged violation of the Political Funds Act by our current and former executives described above. This matter is currently being investigated by the Seoul Central District Prosecutor’s Office.

In March 2023, a civic group filed a complaint with the Seoul Central District Prosecutor’s Office against Hyeon-mo Ku, our former chief executive officer, and Kyoung-Lim Yun, our former president, alleging breach of fiduciary duty in connection with various matters, particularly (i) their alleged involvement in Hyundai Motor Company’s acquisition of AirPlug Co., Ltd., a company operated by the brother of Hyeon-mo Ku and (ii) Hyeon-mo Ku’s alleged inappropriate funneling of subcontracting work of KT Telecop Co., Ltd. to KDFS Co., Ltd., a facility management company. This matter is currently being investigated by the Seoul Central District Prosecutor’s Office.

In February 2022, we entered into a settlement (the “Settlement”) with the SEC to resolve its investigation, which included charitable and political donations and other incidents and allegations, including matters connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, and certain payments made by certain of our employees between 2014 and 2018 with respect to procurement of two government contracts in Vietnam. Pursuant to the Settlement, which resolves these matters, and without admitting or denying any of the SEC’s findings (except for the SEC’s jurisdiction over us and the subject matter of the proceedings), we consented to the entry of an order in which the SEC made findings and ordered, pursuant to Section 21C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that we cease and desist from committing or causing any violations and any future violations of the books and records and internal accounting control provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) – Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. As part of the Settlement, we paid disgorgement of approximately $2.8 million (including prejudgment interest) and a civil penalty of $3.5 million to the SEC, and agreed to periodically report to the SEC staff for a two year term the status of our remediation and implementation of compliance measures for ensuring compliance with the FCPA and other applicable anti-corruption laws, with which requirement we have been complying. There can be no assurance that such development or any further developments relating to the above-mentioned matters, including adverse publicity, will not adversely affect our business, financial results, reputation or stock price.

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

Our reputation and ability to attract, retain, and serve our subscribers, cardholders and other business partners are dependent in large part upon the reliable performance of our services and the underlying technical infrastructure. Our telecommunications network systems and information technology systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failures, capacity constraints due to an overwhelming number of people accessing our services simultaneously, computer viruses, power losses, fraud and security attacks. Our technical infrastructure is also vulnerable to the risk of damage from natural and other disasters, such as fires, earthquakes, floods, and typhoons, as well as from acts of terrorism and other criminal acts. For example, in October 2021, a network maintenance error temporarily disrupted our broadband Internet services nationwide and some of our telecommunications services for approximately 1.5 hours.

As the numbers of our subscribers and cardholders increase and as our customers access, download and transmit increasing volumes of media contents as well as engage in increasing volumes of financial transactions, we may be required to expand and upgrade our technology and infrastructure to continue to reliably deliver our services. We cannot provide assurance that we will be able to expand and upgrade our technology and infrastructure to meet user demand in a timely manner, or on favorable economic terms. We purchase telecommunications network and other equipment from a limited number of key suppliers, and any discontinuation or interruption in the availability of equipment from our key suppliers for any reason could have an adverse effect on our operations. If our users are unable to readily access our services or access is disrupted, users may seek other service providers instead, and may not return to our services or use our services as often in the future. This would negatively impact our ability to attract subscribers, cardholders and other business partners as well as increase engagement of our customers. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our customers’ needs, our business, financial condition and results of operations may be harmed.

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

We rely on key researchers and engineers, and the loss of the services of any such key personnel or the inability to attract and retain replacements may negatively affect our business.

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

Government regulation of the credit card industry may adversely affect the operations of BC Card in which we held a 69.5% interest as of December 31, 2022.

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

Pursuant to the FSS’s capital adequacy guidelines, which are derived from standards established by the Bank for International Settlements, credit card companies in Korea are required to maintain a total capital adequacy ratio of at least 8.0% on a consolidated basis. To the extent a credit card company fails to maintain such ratio, Korean regulatory authorities may impose penalties on such company ranging from a warning to a suspension or revocation of its license. BC Card’s capital adequacy ratios were 35.8% as of December 31, 2021 and 27.3% as of December 31, 2022. Such capital adequacy ratio will decrease if the growth in BC Card’s asset base is not matched by corresponding growth in its regulatory capital. In addition, BC Card’s capital base and its capital adequacy ratio may decrease if its results of operations or financial condition deteriorates. Accordingly, there can be no assurance that BC Card will not be required to obtain additional capital in the future in order to maintain its capital adequacy ratio above the minimum required levels. There can be no assurance that, if BC Card requires additional capital in the future, it will be able to obtain such capital on favorable terms or at all, which could have a material adverse effect on the business, financial condition and results of operations of BC Card.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦10,006 billion total book value of borrowings outstanding as of December 31, 2022, ￦3,140 billion was denominated in foreign currencies. Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to mitigate such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations, and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “—Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

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

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, in particular due to the COVID-19 pandemic, and beginning in the second half of 2021, rapid increases in interest rates globally to combat inflation, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy could adversely affect our business, financial condition and results of operations and the market price of our ADSs.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of the global COVID-19 pandemic;

•

hostilities or, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken and may take in the future) and any resulting adverse effects on the global supply of oil and other natural resources or the global financial markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from difficulties faced by several banks in the United States and Europe in recent months;

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

•

hostilities or political or social tensions involving oil-producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. Starting in 2022, North Korea has increased the frequency of its ballistic missile tests, including intercontinental ballistic missiles. In response, the Government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea or the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our ADSs.

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

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act that became effective on April 20, 2022, a company, so long as (i) its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign government or a foreigner of a country that has entered into a bilateral or multilateral free trade agreement with Korea (an “FTA Country”) that is designated by the MSIT, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares with voting rights but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the conclusion of the MSIT’s public interest review. Furthermore, pursuant to an amendment to the Telecommunications Business Act that became effective on December 11, 2022, this exemption from the restriction of foreign ownership of a network service provider beyond the 49.0% threshold applies not only to a foreign government or a foreigner from an FTA Country but also to a foreign government or a foreigner from an OECD country.

As of December 31, 2022, 42.63% of our common shares were owned by foreign investors. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The MSIT may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less. See “Item 4. Information of the Company—Item 4.B. Business Overview—Regulation—Foreign Investment” and “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitations on Shareholding.”

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

We are a corporation with limited liability organized under the laws of Korea, and our legal and commercial name is KT Corporation. Our principal executive offices are located at KT Gwanghwamun Building East, 33, Jong-ro 3-gil, Jongno-gu, 03155, Seoul, Korea, our telephone number is +82-2-3495-3557 and the address of our English website is https://corp.kt.com/eng/.

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

➢	broadband Internet access services; and

➢	data communication services, including fixed-line and satellite leased line services and dedicated broadband Internet connection service to corporate and other institutional customers;

•	media and content services, including IPTV, satellite TV, digital music services, e-commerce services, online advertising consulting services and web comics and novels services;

•	financial services, including credit card processing and other financial services offered primarily through BC Card;

•	other business activities, including information technology and network services and rental of real estate by KT Estate Inc. (“KT Estate”); and

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

Leveraging our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities and obtained strong market positions in each of our principal lines of business. In particular:

•	in mobile services, we achieved a market share of 31.3% with approximately 24.1 million subscribers as of December 31, 2022;

•

in fixed-line and VoIP telephone services, we had approximately 12.6 million subscribers, consisting of 9.4 million PSTN subscribers and 3.2 million VoIP subscribers as of December 31, 2022. As of such date, our market share of the fixed-line local telephone and VoIP services was 55.0%; and

•	we are Korea’s largest broadband Internet access provider with approximately 9.7 million subscribers as of December 31, 2022, representing a market share of 41.3%.

For the year ended December 31, 2022, our operating revenue was ￦26,234 billion, our profit for the year was ￦1,386 billion and our basic earnings per share was ￦5,200. As of December 31, 2022, our total assets were ￦40,990 billion, total liabilities were ￦22,577 billion and total equity was ￦18,413 billion.

Our Services

The following table sets out our operating revenue by principal product categories and the respective percentage of total operating revenue in 2020, 2021 and 2022.

	For the Year Ended December 31,
	2020			2021			2022
Products and services	Billions of Won		%	Billions of Won		%	Billions of Won		%
Mobile services	￦	6,805	27.8%	￦	6,936	27.5%	￦	7,014	26.7%
Fixed-line services:
Fixed-line and VoIP telephone services		1,464	6.0		1,465	5.8		1,378	5.3
Broadband Internet access services		2,256	9.2		2,344	9.3		2,505	9.5
Data communication services		1,107	4.5		1,152	4.6		1,173	4.5

Sub-total		4,827	19.7		4,960	19.7		5.057	19.3

Media and content services		2,638	10.8		2,801	11.1		3,100	11.8
Financial services		3,494	14.3		3,662	14.5		3,837	14.6
Others		3,084	12.6		3,313	13.1		3,834	14.6
Sale of goods (1)		3,593	14.7		3,533	14.0		3,394	12.9

Total operating revenue	￦	24,441	100.0%	￦	25,206	100.0%	￦	26,234	100.0%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

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

Revenue related to mobile service accounted for 26.7% of our operating revenue in 2022. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our mobile subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2020		2021		2022
Average monthly revenue per subscriber (1)	￦	31,683	￦	32,294	￦	32,803
Number of mobile subscribers (in thousands)		22,305		22,799		24,062
LTE subscribers		16,174		14,637		14,261
5G subscribers		3,619		6,378		8,483
W-CDMA subscribers		2,512		1,784		1,318

(1)

The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges, interconnection fees and value-added service fees for the period by the weighted average number of subscribers (other than MVNO subscribers) and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2022, we had approximately 24.1 million subscribers, or a market share of 31.3%, which was the second largest among the three mobile service providers.

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

Fixed-line and VoIP Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. Our fixed-line telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. We also provide VoIP telephone services that enable VoIP phone devices with broadband connection to make domestic and international calls. These fixed-line and VoIP telephone services accounted for 5.3% of our operating revenue in 2022. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses. The following table shows selected information concerning our fixed-line telephone network and the number of PSTN and VoIP subscribers as of the end of the periods indicated as well as their engagement levels during such periods.

	As of or for the Year Ended December 31,
	2018	2019	2020	2021	2022
Total Korean population (thousands)(1)	51,826	51,850	51,829	51,639	51,439
PSTN and VoIP lines in service (thousands)	14,992	14,185	13,582	13,096	12,581
PSTN lines in service	11,637	11,052	10,449	9,905	9,376
Local lines in service	10,654	10,076	9,475	8,937	8,430
Group lines in service	983	976	973	968	946
VoIP lines in service	3,355	3,133	3,133	3,191	3,206
Fiber optic cable (kilometers)	784,088	847,497	867,051	896,076	917,114
Domestic long-distance call minutes (millions)(2)	892	744	620	500	395
Local call pulses (millions) (2)	974	804	638	554	463

(1)	Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.

(2)	Excluding calls placed from public telephones.

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

In recent years, the volume of our incoming international calls has significantly exceeded the volume of our outgoing international calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. The following table shows the number of minutes of international long-distance calls recorded by us and network service providers utilizing our international long-distance network in each specified category for each year in the five-year period ended December 31, 2022:

	Year Ended December 31,
	2018	2019	2020	2021	2022
	(In millions of billed minutes)
Incoming international long-distance calls (1)	221.1	189.6	50.8	242.4	422.2
Outgoing international long-distance calls	101.1	78.8	59.5	44.4	36.1

Total	322.2	268.4	110.3	286.8	458.3

(1)	Starting in 2021, includes incoming traffic of application-to-person correspondence.

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

Broadband Internet Access Services

Leveraging on our nationwide network of 917,114 kilometers of fiber optic cables as of December 31, 2022, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services are offered under the “KT Internet” and “KT GiGA Internet” brand names. We also offer WiFi services under the “KT WiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and KT Internet service in fixed-line environments. Our broadband Internet access services accounted for 9.5% of our operating revenue in 2022.

As of December 31, 2022, we had approximately 9.7 million broadband Internet subscribers, including approximately 6.5 million KT GiGA Internet service subscribers with enhanced data transmission speeds. In addition, we had approximately 6.1 million KT WiFi subscribers as of such date. We also sponsored approximately 103 thousand hot-spot zones nationwide for wireless connection as of December 31, 2022.

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

Data Communication Services

Our data communication services involve offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2022, we leased 306,906 lines to domestic and international businesses. We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection to our Internet backbone network, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies. Data communication services accounted for 4.5% of our operating revenue in 2022.

Through our wholly owned subsidiary KT Sat Co., Ltd., we also provide transponder leasing, broadcasting, video distribution and data communication services through satellites periodically launched by us. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.

Media and Content Services

We offer a variety of media and content services, including IPTV, satellite TV, e-commerce services, digital music services, online advertising consulting services, web comics and novels services and media content creation and distribution services. Media and content services accounted for 11.8% of our operating revenue in 2022. In addition, in September 2021, KT Skylife, in which we held a 49.99% interest as of December 31, 2022, acquired a 100.00% interest in HCN, which is Korea’s fifth largest cable TV operator. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures.”

IPTV

We offer high definition video-on-demand and real-time broadcasting and ultra-high-definition (“UHD”) IPTV services under the brand name “Genie tv.” Our IPTV service offers access to an array of digital media contents, including broadcast channels, movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. As part of our IPTV services, we also operate our OTT platform under the brand name “Seezn.” We had approximately 9.4 million IPTV subscribers as of December 31, 2022.

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

Satellite TV

We offer satellite TV services with features similar to our IPTV services through KT Skylife, in which we held a 49.99% interest as of December 31, 2022. As of December 31, 2022, we had

approximately 3.7 million subscribers for our satellite TV services, including Genie tv Skylife combination services.

Digital Music Services

We operate Genie, our platform for music contents as well as subscription-based access to digital music streaming and downloading services, through our subsidiary Genie Music Corporation, in which KT Studio Genie Co., Ltd. (“KT Studio Genie”) held a 36.0% interest as of December 31, 2022. Genie offers a broad selection of Korean and international music, both in streaming and download formats, as well as a variety of features designed to enhance the experience of users. In addition, we provide a variety of original audio contents through Genie, including audio books and novels. We offer Genie services in various formats that are specifically designed for mobile and other connected devices, PCs, TVs and automobiles. Genie Music Corporation also provides online streaming of live music performances through STAYG platform.

E-commerce Services

In July 2021, we merged KTH Co., Ltd. (“KTH”) and KT mhows Co., Ltd. (“KT mhows”) to create KT alpha Co., Ltd. (“KT alpha”) in which we held a 70.5% interest on a consolidated basis as of December 31, 2022. Through such merger, we expect to achieve vertical integration and pursue additional mobile commerce opportunities by leveraging KT mhows’ large corporate customer base with the e-commerce infrastructure and know-how of KTH.

Through KT alpha, we offer TV home shopping and digital content distribution services. Furthermore, we offer a variety of consumer products and food items on our IPTV and satellite TV platforms. We also secure rights to digital entertainment contents such as movies, animations and TV series and distribute such contents to other media platforms.

We also offer mobile gift card services through KT alpha under the brand name “giftishow” and other mobile advertising solutions to corporate customers.

Online Advertising Consulting Services

We provide strategic advertising consulting services for the online advertising industry through our subsidiaries Nasmedia, Co., Ltd. (“Nasmedia”), in which we held a 43.0% interest as of December 31, 2022, and PlayD Co., Ltd. (“PlayD”), in which Nasmedia and we in the aggregate held a 70.4% interest as of December 31, 2022. We provide a variety of services for advertising agencies, online media companies and their clients, ranging from market studies to advertising campaign planning as well as analysis of such campaign’s effectiveness. Our proprietary data analysis tools enable us to define specific advertising targets for the clients as well as to evaluate the effectiveness of various marketing channels to provide an optimal advertising campaign strategy.

Web Comics and Novels Services

StoryWiz, which was established in February 2020 and in which KT Studio Genie held a 100.0% interest as of December 31, 2022, specializes in producing and distributing web comics and web novels as well as producing original video contents using our intellectual property rights. StoryWiz operates two platforms, Blice for web novels and KTOON for web comics. Through Blice, many writers distribute their web novels, and we support them in various ways, including holding web novel contests as well as providing funding for new and promising writers. KTOON offers a diverse selection of web comics across various genres such as comedy, romance, action and fantasy. We strive to further expand our intellectual property to movies, dramas and web comics.

Media Content Creation and Distribution Services

We engage in media content creation and distribution services through KT Studio Genie, in which we held a 90.9% interest as of December 31, 2022. KT Studio Genie produces and sells a wide range of media contents, including multi-episode drama series, to traditional media channels and OTT services. KT Studio Genie also serves as a distribution agency of media contents produced by third-parties.

Financial Services

As part of our overall strategy, we selectively pursue new business opportunities in the financial sector that complement our telecommunications business. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we held a 69.5% interest as of December 31, 2022. As of such date, BC Card held a 33.7% interest in K Bank, an Internet-only bank that began its commercial operations in April 2017. Revenue from our financial services, which consist primarily of revenue from BC Card, accounted for 14.6% of our operating revenue in 2022.

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

A minority interest in BC Card is owned by various financial institutions in Korea, many of which are member companies that enter into co-branding agreements with us and issue credit cards and check cards under the “BC Card” brand. Our member companies that issue co-branded credit or check cards include Woori Card, NH Card, Industrial Bank of Korea and KB Kookmin Card. We engage in joint marketing efforts to promote cards issued pursuant to our co-branding agreements. However, we typically do not assume credit risks related to the inability of cardholders to make payments on their card usage, which are typically assumed by the member companies. As of December 31, 2022, we had approximately 22 million credit cards and approximately 27 million check cards issued by our member companies under the “BC Card” brand. We also provide ancillary outsourcing services to various other banks, securities companies and financial institutions that do not issue co-branded cards with us.

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

K Bank

K Bank is one of three Internet-only banks in Korea. Internet-only banks generally operate without branches and conduct their operations primarily through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits as well as lower lending rates. As of December 31, 2022, K Bank had approximately 849 million account holders, with total deposits of ￦14.6 trillion and outstanding loans of ￦10.8 trillion. Other shareholders of K Bank include Woori Bank, BCC Kingpin, LLC, Khan SS L.P., JS Shinhan Partners LCC, NH Investment & Securities, Co., Ltd., GS Retail Co., Ltd. and Hanwha Life Insurance Co., Ltd.

Pursuant to the Act on Special Cases Concerning Internet-Only Banks, starting from January 2019, a company with its ICT assets comprising more than 50% of its total assets (such as us) may obtain up to a 34.0% interest in an Internet-only bank, and is required to obtain approval from the FSC in order to become its largest shareholder.

Other Businesses

We also engage in various business activities that extend beyond telecommunications and financial services, including real estate development. Our other businesses accounted for 14.6% of our operating revenue in 2022.

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

In September 2021, KT ES Pte. Ltd., a subsidiary in which we held a 57.6% interest as of December 31, 2022, acquired a 100.0% interest in Epsilon Global Communications Pte. Ltd. (“Epsilon”) for US$139 million. Epsilon is a data service provider that provides data connectivity services to corporate customers around the world.

Information Data Center and Cloud Services

We operate Internet data centers located throughout Korea and provide a wide range of computing services to companies that need servers, storage and leased lines. In April 2022, we completed a vertical spin-off of our Internet data centers business and established a wholly-owned subsidiary, kt cloud Co., Ltd., (“kt cloud”) to more effectively promote the growth of our Internet data center and cloud operations. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network contents. kt cloud’s data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. kt cloud’s data center businesses include (i) colocation services (provision of infrastructure services necessary for clients’ server operations), (ii) interconnection services (direct private connections of counterparties, including global cloud service providers), (iii) DBO (design, build and operation) services for clients’ data centers and (iv) managed service provider offerings (operation and maintenance of information technology equipment).

kt cloud also provides a wide range of cloud services that are tailored to address specific needs of its customers in public and private sectors. kt cloud’s cloud businesses include (i) customized cloud infrastructure services for government institutions and major enterprises, (ii) CDN (content delivery network) services offering geographically distributed and interconnected servers for enhanced data traffic and content delivery, (iii) private cloud computing services with infrastructure dedicated to a single customer and (iv) marketplace platform services that enable users to access SaaS (software as a solution) services of various partners of kt cloud.

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

Sale of Goods

We recognize revenue related to sale of goods, primarily handsets sold to subscribers of our mobile services as well as miscellaneous telecommunications equipment sold to vendors and other telecommunications companies and sale of residential units and commercial real estate developed by KT Estate. We purchase handsets primarily from Samsung Electronics, Apple and LG Electronics. Sale of goods accounted for 12.9% of our operating revenue in 2022.

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

For mobile service plans that offer unlimited data transmission, we typically decelerate data transmission speeds after a subscriber reaches a set data usage threshold. For usage-based data transmission plans, our subscribers are typically charged additional data transmission fees if usage exceeds the applicable quota. However, for many of our plans, we provide our subscribers the ability to carry over unused data transmission quota of the current month to the following month, or borrow quota allocated to the following month if the current monthly quota have been exhausted.

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

•    Unlimited data roaming at 3 Mbps

•    Handset insurance using reward points

•    No service fee for additional smart device

•    Free contents (subscribers can choose two services among Movie / Music / Netflix / Disney / YouTube / Tving)

5G Super Plan Special Choice	￦	110,000	Unlimited	300 min.	Unlimited

•    Unlimited data roaming at 100 kbps

•    Handset insurance using reward points

•    No service fee for additional smart device

•    Free contents (subscribers can choose two services among Movie / Music / Netflix / Disney YouTube / Tving)

5G Super Plan Special	￦	100,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Handset insurance using reward points • No service fee for additional smart device

5G Super Plan Basic Choice	￦	90,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Free contents (subscribers can choose two services among Movie / Music / Netflix / Disney YouTube / Tving)

5G Super Plan Basic	￦	80,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps

5G Simple	￦	69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 110 GB

5G Slim Plus	￦	61,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 30 GB

5G Slim	￦	55,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 10 GB

Plan	Monthly Rate		Voice Calls	Video Calls	Data Transmission	Additional Features

5G Save	￦	45,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 5 GB

Data On Premium	￦	89,000	Unlimited	300 min.	Unlimited	• Handset insurance using reward points • No service fee for additional smart device • Media package offering music, video, webtoon and movie content.

Data On Video	￦	69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 100 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

Data On Talk	￦	49,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 3 GB	• Mobile TV package offering live broadcast and VOD contents of up to 2 GB per day

LTE Basic	￦	33,000	Unlimited	50 min.	1.4 GB with an option to transfer data from and into the next month’s usage

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to our competitors, and the charges received per minute (exclusive of VAT) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2020		January 1, 2021		January 1, 2022
KT	￦	10.6	￦	10.3	￦	9.7
SK Telecom		10.6		10.3		9.7
LG U+		10.6		10.3		9.7

Fixed-line Services

Fixed-line Telephone Services

Local and Domestic Long-distance. Our standard usage-based fixed-line telephone service plan consists of a base monthly rate of ￦5,720 and usage fees for local and domestic long-distance calls, as well as calls to VoIP phones and mobile phones. We charge ￦42.9 per three-minute increment for local calls, ￦15.95 per ten second increment for domestic long-distance calls, ￦53.9 per three-minute increment for calls to VoIP phones and ￦15.95 per ten second increment for calls to mobile phones. All usage-based fees are subject to discounts during certain low-usage periods of the day and on national holidays. The rates we charge for local calls are required to be reported to the MSIT, which has 15 days to object to such changes. For our subscribers who are initiating fixed-line telephone services, we charge a one-time nonrefundable activation fee of ￦27,500.

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2020		January 1, 2021		January 1, 2022
SK Telecom	￦	10.6	￦	10.3	￦	9.7
LG U+		10.6		10.3		9.7

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIT:

	Effective Starting
	January 1, 2020		January 1, 2021		January 1, 2022
Local access (1)	￦	7.6	￦	7.0	￦	6.7
Single toll access (2)		8.6		8.0		7.6
Double toll access (3)		11.2		10.9		10.4

Source: The MSIT.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

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

The following table summarizes the terms of our representative IPTV and satellite TV service plans that we currently offer:

Plan	Monthly Rate	Rate with 3 Year Term	Channels (UHD)		Additional Features
Genie tv
NETFLIX Choice UHD	￦39,800	￦31,680	266	(6)	• Genie tv Essence and NETFLIX premium service
NETFLIX Choice HD	￦37,300	￦29,680	266	(6)	• Genie tv Essence and NETFLIX standard service
SuperPack Choice	￦36,300	￦29,480	266	(6)	• Genie tv Essence and free movie, drama and animation contents
VOD Choice	￦31,020	￦24,816	266	(6)	• Genie tv Essence and monthly coupon of ￦10,000 for video-on-demand
Essence Plus	￦28,160	￦22,484	266	(6)	• Genie tv Essence and monthly coupon of ￦5,000 for video-on-demand
Essence	￦25,300	￦20,240	266	(6)
Lite	￦19,800	￦15,840	240	(3)
Basic	￦18,150	￦14,740	236	(3)
Slim	￦16,500	￦13,200	219	(3)
Genie tv skylife
Entertainment	￦31,020	￦24,816	228	(6)	• Monthly coupon of ￦10,000 for video-on-demand.
Slim	￦16,500	￦13,200	219	(6)

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

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including MVNOs that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global OTT media services such as Netflix. In January 2023, the MSIT announced plans to encourage a fourth service provider to enter the Korean mobile service market by awarding a bandwidth license for the use of the 28 GHz spectrum and provide various measures to support the competitiveness of the new market entrant.

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

The following tables show the market shares in our principal markets in terms of subscribers as of the dates indicated:

Mobile Services

	Market Share (%)(1)
	KT Corporation	SK Telecom	LG U+
December 31, 2020	31.6	44.8	23.6
December 31, 2021	31.3	44.0	24.7
December 31, 2022	31.3	42.9	25.8

Source: The MSIT.

(1)	Includes subscribers of MVNOs that lease mobile networks of the respective mobile service provider.

Fixed-line Local Telephone and VoIP Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2020	64.6	14.5	12.6
December 31, 2021	64.1	14.9	12.7
December 31, 2022	63.1	14.9	12.7

Source: Korea Telecommunications Operators Association.

Broadband Internet Access Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2020	41.1	29.0	20.3	9.6
December 31, 2021	41.2	28.7	20.7	9.4
December 31, 2022	41.3	28.5	21.0	9.2

Source: The MSIT.

Pay TV Services

	Market Share (%)
	KT Corporation (1)	SK Broadband	LG U+
December 31, 2020	32.2	16.1	14.1
December 31, 2021	32.7	17.1	14.9
December 31, 2022	33.1	17.8	14.7

Source: Investor relations report of each company.

(1)	Including market share of KT Skylife.

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

In addition, if the number of users and the network traffic of a value-added service provider exceeds a certain threshold set by the MSIT, such value-added service provider must secure adequate measures to provide stable services to its users, which may require cooperation with other network service providers. According to an amendment to the Telecommunications Business Act on January 3, 2023, which will become effective on July 4, 2023, a value-added service provider that (i) averages greater than one million domestic users during the last three months of the preceding year and (ii) records domestic communication traffic volume in excess of a certain threshold set by the MSIT will be obligated, among other things, to submit to the MSIT information regarding the status and its plans on measures to provide stable services, on an annual basis.

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

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act that became effective on April 20, 2022, a company, so long as (i) its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign government or a foreigner of a country that has entered into a bilateral or multilateral free trade agreement with Korea that is designated by the MSIT, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares with voting rights but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the conclusion of the MSIT’s public interest review. Furthermore, pursuant to an amendment to the Telecommunications Business Act that became effective on December 11, 2022, this exemption from the restriction of foreign ownership of a network service provider beyond the 49.0% threshold applies not only to a foreign government or a foreigner from an FTA Country but also to a foreign government or a foreigner from an OECD country.

In addition, the calculation of the above-referenced 49% ceiling will apply to: (x) any foreign entities that have entered into a major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into an agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services. As of December 31, 2022, 42.63% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIT may require corrective measures be taken to comply with the ownership restrictions.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 88.8% of our subscribers as of December 31, 2022 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

Credit Card Business

Through BC Card in which we held a 69.5% interest as of December 31, 2022, we offer various credit card processing and related financial services. BC Card is regulated and supervised as a Specialized Credit Financial Business (“SCFB”), as defined under the Specialized Credit Financial Businesses Act of Korea (“SCFBA”). The SCFBA subjects SCFB companies to licensing (for credit card businesses) and registration (for leasing, installment finance or new technology finance businesses) requirements and provides guidance and restrictions regarding capital adequacy, liquidity ratios, loans to major shareholders, reporting and other matters relating to the supervision of SCFB companies. The SCFBA delegates regulatory authority over SCFB companies to the FSC and FSS. The FSC has the authority to suspend the operations of an SCFB company for up to six months for non-compliance with certain regulations under the SCFBA and issue certain administrative orders. The FSC is also entitled to cancel a license or registration if an SCFB company fails to comply with certain SCFBA regulations or FSC administrative orders, including a suspension order.

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

Patents and Licensed Technology

The ability to obtain and protect intellectual property rights to the latest telecommunications technology is important for our business. We own or have licenses to various patents and trademarks in Korea and overseas, and have applications for patents pending in Korea and other select countries such as the United States, Europe, China and Japan. A majority of our patents registered in Korea and overseas relate to our wireless and fixed-line telecommunications, media services and technologies related to IoT and artificial intelligence. In addition, we operate several research and development (“R&D”) laboratories to develop latest technology and additional platforms, as described in “Item 5.C. Research and Development, Patents and Licenses, Etc.” We license our intellectual property rights to third parties in return for periodic royal payments. We currently do not license any material technologies or patents from third parties.

Seasonality of the Business

Our main business generally does not experience significant seasonality.

Item 4.C. Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D. Property, Plant and Equipment

Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2022, the net book value of our property and equipment was ￦14,772 billion, of which ￦3,827 billion is accounted for by the net book value of our land, buildings and structures. As of December 31, 2022, the net book value of our investment properties, which is accounted for separately from our property and equipment, was ￦1,933 billion. Other than as may be described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

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

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had approximately 21.3 million lines connected to local exchanges and 2.4 million lines connected to toll exchanges as of December 31, 2022.

All of our exchanges are fully digital and automatic in order to provide higher speed and larger volume services. In addition, all of our lines connected to toll exchanges are compatible to IP platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 34.4 Tbps as of December 31, 2022. Our IP premium network enables us to more reliably support IPTV, VoIP and other IP-related services. As of December 31, 2022, our IP premium network had capacity of 4.2 Tbps to support LTE data, IPTV, voice and virtual private network (“VPN”) service traffic. In addition, our 5G backbone network had capacity of 3.6 Tbps to support 5G data service traffic.

Access Lines

As of December 31, 2022, we had 24.6 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As of December 31, 2022, we had approximately

24.5 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia contents to our customers.

Transmission Networks

Our domestic fiber optic cable network consisted of 917,114 kilometers of fiber optic cables as of December 31, 2022 of which 135,028 kilometers of fiber optic cables are used to connect our backbone network and 782,086 kilometers are used to connect the backbone network to our subscribers. Our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. Our transmission backbone network connecting major cities in Korea utilize Packet Optical Transport Network (“POTN”), and we access such network through multi-service provisioning platform (“MSPP”) architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 52 relay sites as of December 31, 2022.

International Networks

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and one satellite teleport in Kumsan. International traffic is handled by submarine cables and telecommunications satellites. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks. We also operate satellites periodically launched by us, as well as lease satellite capacity from other satellite operators. Data services such as international private lease circuits, IP and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, as of December 31, 2022, our international telecommunications networks were directly linked to 286 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

As of December 31, 2022, our international Internet backbone with capacity of approximately 7,310 Gbps is connected to approximately 300 Internet service providers through our three Internet gateways in Hyehwa, Guro and Busan. In addition, we operate a broadcasting backbone with capacity of 0.96 Gbps to transmit broadcasting signals from Korea to the rest of the world.

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

Our five operating segments for financial reporting purposes are organized as the following:

•

the ICT segment, which consists of KT Corporation on a standalone basis that is primarily engaged in providing various telecommunications and platform services to individual, household and corporate customers as well as selling handsets;

•	the finance segment, which engages in providing various financial services such as credit card services and value-added network and payment gateway services;

•	the satellite TV segment, which engages in satellite TV services;

•	the real estate segment, which engages in real property development and leasing services; and

•

the others segment, which includes (i) information technology and network services, (ii) contents and commerce services, (iii) security services, (iv) satellite service, (v) global business services that provide global network services to multinational or domestic corporate customers and telecommunications companies and (vi) miscellaneous services provided by our subsidiaries.

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

Acquisition of New Bandwidth Licenses and Usage Fees

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia contents are likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired a number of licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth. For example, in December 2022, the MSIT cancelled our bandwidth license for the use of the 28 GHz spectrum, noting that we had failed to meet certain agreements made with the MSIT at the time of the license allocation in December 2018.

For all of our bandwidth licenses, we made aggregate payments of ￦367 billion in 2020, ￦603 billion in 2021 and ￦319 billion in 2022. The following table sets forth our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2022.

Spectrum	Bandwidth	License Acquisition Date	Total Payable Amount (in billions of Won)		Total remaining amount (in billions of Won)		Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Usage Fee (in billions of Won)		Annual Usage Fee Payment Term
900 MHz	20 MHz	July 1, 2021	￦	141	￦	84	￦	35	2021	￦	21	2021 to 2026
1.8 GHz	35 MHz	July 1, 2021	￦	548	￦	329	￦	137	2021	￦	82	2021 to 2026
1.8 GHz	20 MHz	Aug. 4, 2016	￦	470	￦	141	￦	118	2016	￦	35	2016 to 2026
2.1 GHz	40 MHz	Dec. 6, 2021	￦	412	￦	247	￦	103	2021	￦	62	2021 to 2026
3.5 GHz	100 MHz	Dec. 1, 2018	￦	968	￦	436	￦	242	2018	￦	73	2018 to 2028
28 GHz(1)	800 MHz	Dec. 1, 2018	￦	208	￦	31	￦	52	2018	￦	31	2018 to 2023

(1)

We recognized an impairment loss of ￦191 billion in 2020 and ￦3 billion in 2022 in relation to the 28 GHz spectrum 800 MHz bandwidth license, as the carrying amount of such license exceeded the recoverable amount.

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

We also make investments to continually upgrade our broadband network to enable better FTTH connection, which further enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media content. The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦230 billion in 2020, ￦213 billion in 2021 and ￦231 billion in 2022. We plan to continue to invest in researching and implementing network upgrades, which will entail additional operating expenses as well as capital expenditures.

Fee Discounts and Adjustments to the Rates for Our Telecommunications Services

We provide bundled packages of our various services at a discount in order to attract additional subscribers to our new services. We offer discounts to customers who subscribe to two or more of our fixed-line and TV services consisting of fixed-line telephone, VoIP telephone, broadband Internet access, IPTV and satellite TV services. For our mobile services, we offer a family plan that provides a discount for each additional mobile phone subscription. We also offer various bundled rate plans that combine our fixed-line and TV services with mobile services, for both households and single subscribers. See “Item 4. Information on the Company—Item 4.B. Business Overview—Our Rates.”

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. For example, in September 2021, KT Skylife, in which we held a 49.99% interest as of December 31, 2022, completed its acquisition of a 100.00% interest in HCN, which is Korea’s fifth largest cable operator. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and our financial condition and results of operations may be affected as a result of such acquisitions, disposals or consolidation. Furthermore, pursuing acquisitions, joint venture and certain investment transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital by incurring loans or through the issuances of bonds or other securities in the international capital markets, which may lead to increased levels of debt and debt servicing costs in the future.

Marketing Activities

We engage in marketing activities to promote our new, as well as existing, products and services and to further strengthen our marketing efforts through our network of independent exclusive dealers and other third-party dealers. Our marketing expenses, consisting of sales commissions and advertising expenses, amounted to ￦2,470 billion in 2020, ￦2,515 billion in 2021 and ￦2,550 billion in 2022. Sales commissions primarily consist of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales, and our advertising expenses relate primarily to our utilization of television commercials and Internet and mobile advertising as well as promotional events.

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

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of profit or loss prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2020, 2021 and 2022 to our operating profit and net income or loss in our consolidated statements of profit or loss prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2020		2021		2022
	(In billions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,022	￦	1,699	￦	1,968
Effect of changes in operating profit presentation		218		(28)		(280)
Revenue recognition of development, sale of real estate, etc.		(57)		—		3

Operating profit under K-IFRS	￦	1,184	￦	1,672	￦	1,690

	For the Year Ended December 31,
	2020		2021		2022
	(In billions of Won)
Net income under IFRS as issued by the IASB	￦	746	￦	1,459	￦	1,386
Profit before income tax.		(57)		—		3
Income tax		14		—		1

Profit for the year under K-IFRS	￦	703	￦	1,459	￦	1,388

Changes in Accounting Policies

For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB, see Note 2.2 of the notes to the Consolidated Financial Statements.

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

•

revenue from media and content services, primarily consisting of installation fees and basic monthly charges of IPTV and satellite TV services, as well as revenue from digital music services, e-commerce services, online advertising consulting services and web comics and novels services;

•	financial service revenue, primarily consisting of fees from credit card services provided by BC Card, our consolidated subsidiary in which we held a 69.5% interest as of December 31, 2022;

•	revenue from our miscellaneous business activities categorized as “others,” including information technology and network services and rental of real estate; and

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

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;

•	service cost, primarily consisting of payments to IPTV and satellite TV content providers;

•	commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;

•	amortization expenses incurred primarily in connection with our intangible assets; and

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2021 Compared to 2022

The following table presents selected income statement data and changes therein for 2021 and 2022:

	For the Year Ended December 31,				Changes
					2021 vs. 2022
	2021		2022		Amount		%
	(In billions of Won)
Operating revenue	￦	25,206	￦	26,234	￦	1,029	4.1%
Operating expenses		23,506		24,266		760	3.2

Operating profit		1,699		1,968		269	15.8
Finance income		726		690		(36)	(4.9)
Finance costs		563		750		187	33.1
Share of net profits of associates and joint ventures		116		(17)		(133)	N.A. (1)

Profit before income tax		1,978		1,891		(87)	(4.4)
Income tax expense		519		506		(13)	(2.6)

Profit for the year	￦	1,459	￦	1,386	￦	(74)	(5.1)%

(1)	N.A. means not applicable.

Operating Revenue

The following table presents a breakdown of our operating revenue and changes therein for 2021 and 2022:

	For the Year Ended December 31,				Changes
					2021 vs. 2022
Products and services	2021		2022		Amount		%
	(In billions of Won)
Mobile services	￦	6,936	￦	7,014	￦	77	1.1%
Fixed-line services:
Fixed-line and VoIP telephone services		1,465		1,378		(87)	(5.9)
Broadband Internet access services		2,344		2,505		161	6.9
Data communication services		1,152		1,173		22	1.9

Sub-total		4,960		5,057		96	1.9

Media and content services		2,801		3,100		299	10.7
Financial services		3,662		3,837		175	4.8
Others		3,313		3,834		520	15.7
Sale of goods (1)		3,533		3,394		(139)	(3.9)

Total operating revenue	￦	25,206	￦	26,234	￦	1,029	4.1%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Total operating revenue increased by 4.1%, or ￦1,029 billion, from ￦25,206 billion in 2021 to ￦26,234 billion in 2022, primarily due to increases in revenue from our information technology and network services categorized as “others” (particularly from the operation of Internet data centers and systems integration services), media and content services, financial services, fixed-line services and mobile services, which impact was partially offset by a decrease in revenue from sale of goods.

Mobile Services

Our mobile services revenue increased by 1.1%, or ￦77 billion, from ￦6,936 billion in 2021 to ￦7,014 billion in 2022, primarily due to increases in the number of our mobile subscribers and our average revenue per subscriber.

We recorded a 5.5% increase in our mobile subscribers from approximately 22.8 million (including 6.4 million subscribers of 5G services) as of December 31, 2021 to approximately 24.1 million (including 8.5 million subscribers of 5G services) as of December 31, 2022.

Our average revenue per user increased by 1.6%, or ￦509, from ￦32,294 in 2021 to ￦32,803 in 2022 mainly due to an increase in our users subscribing to 5G services.

Fixed-line Services

Our fixed-line services revenue increased by 1.9%, or ￦96 billion, from ￦4,960 billion in 2021 to ￦5,057 billion in 2022, reflecting increases in revenue from broadband Internet access services and data communication services, the impact of which was partially offset by a decrease in revenue from fixed-line and VoIP telephone services.

Fixed-line and VoIP Telephone Services. Our fixed-line and VoIP telephone services revenue decreased by 5.9%, or ￦87 billion, from ￦1,465 billion in 2021 to ￦1,378 billion in 2022 primarily due to a decrease in the number of PSTN and VoIP lines in service from 13.1 million as of December 31, 2021 to 12.5 million as of December 31, 2022.

Broadband Internet Access Services. Our broadband Internet access services revenue increased by 6.9%, or ￦161 billion, from ￦2,344 billion in 2021 to ￦2,505 billion in 2022, primarily as a result of an increase in the number of subscribers to our premium services. The number of our KT GiGA Internet service subscribers increased from approximately 6.2 million as of December 31, 2021 to approximately 6.5 million as of December 31, 2022.

Data Communication Services. Our data communication services revenue increased by 1.9%, or ￦22 billion, from ￦1,152 billion in 2021 to ￦1,173 billion in 2022 primarily due to increases in revenue from (i) major content service providers that experienced increases in traffic volume and (ii) provision of additional backbone lines to global content service providers.

Media and Content Services

Our media and content services revenue increased by 10.7%, or ￦299 billion, from ￦2,801 billion in 2021 to ￦3,100 billion in 2022 primarily due to consolidation of revenue of HCN following KT Skylife’s acquisition in September 2021 as well as an increase in the number of IPTV subscribers from approximately 9.1 million as of December 31, 2021 to approximately 9.4 million as of December 31, 2022.

Financial Services

Financial services revenue increased by 4.8%, or ￦175 billion, from ￦3,662 billion in 2021 to ￦3,837 billion in 2022 primarily due to an increase in fees from credit card services of BC Card.

Others

Other operating revenue increased by 15.7%, or ￦520 billion, from ￦3,313 billion in 2021 to ￦3,834 billion in 2022, primarily due to increases in revenue from our information technology and network services, particularly from the operation of Internet data centers and systems integration services.

Sale of Goods

Revenue from sale of goods decreased by 3.9%, or ￦139 billion, from ￦3,533 billion in 2021 to ￦3,394 billion in 2022, primarily reflecting a decline in sales of mobile handsets.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2021 and 2022:

	For the Year Ended December 31,				Changes
					2021 vs. 2022
	2021		2022		Amount		%
	(In billions of Won)
Salaries and wages	￦	4,216	￦	4,496	￦	280	6.6%
Depreciation		2,606		2,637		32	1.2
Depreciation of right-of-use assets		399		396		(3)	(0.6)
Amortization of intangible assets		603		622		19	3.1
Commissions		1,126		1,295		169	15.1
Interconnection charges		508		480		(28)	(5.5)
International interconnection fee		192		186		(6)	(3.0)
Purchase of inventories		3,754		3,656		(98)	(2.6)
Changes of inventories		20		(195)		(216)	N.A. (1)
Sales commissions		2,343		2,354		11	0.4
Service costs		2,296		2,334		38	1.7
Utilities		364		368		4	1.1
Taxes and dues		269		277		8	3.1
Rent		123		161		38	30.5
Insurance premium		67		68		2	2.3
Installation fees		155		150		(4)	(2.8)
Advertising expenses		171		196		24	14.1
Research and development expenses		169		175		6	3.5
Card service costs		3,114		3,128		14	0.4
Loss on disposal of property and equipment		71		81		10	14.0
Loss on disposal of intangible assets		4		7		3	80.6
Loss on disposal of right-of-use assets		11		2		(9)	(79.5)
Direct cost of government subsidies		43		44		1	3.0
Loss on disposal of investments in subsidiaries		14		—		(14)	(100.0)
Impairment loss on property and equipment		2		16		14	660.9
Impairment loss on intangible assets		4		31		27	726.4
Donations		11		16		5	42.4
Other allowance for bad debts		28		18		(11)	(37.5)
Others		823		1,266		443	53.8

Total operating expenses	￦	23,506	￦	24,266	￦	760	3.2%

(1)	N.A. means not applicable.

Total operating expenses increased by 3.2%, or ￦760 billion, from ￦23,506 billion in 2021 to ￦24,266 billion in 2022 primarily due to increases in other expenses, salaries and wages, commissions, service costs and rent expenses, which impact was partially offset by fluctuations in changes of inventories and decrease in purchase of inventories. Specifically:

•	Other expenses increased by 53.8%, or ￦443 billion, from ￦823 billion in 2021 to ￦1,226 billion in 2022 primarily due to increases in repair costs, communication expenses and interest costs.

•

Salaries and wages increased by 6.6%, or ￦280 billion, from ￦4,216 billion in 2021 to ￦4,496 billion in 2022 primarily due to inclusion of salaries and wages of employees of subsidiaries acquired by us (including HCN in September 2021).

•

Commissions increased by 15.1%, or ￦169 billion, from ￦1,126 billion in 2021 to ￦1,295 billion in 2022 primarily due to increases in information and technology commissions related to development of new services and commissions that we paid to outsourced call centers.

•

Service costs increased by 1.7%, or ￦38 billion, from ￦2,296 billion in 2021 to ￦2,334 billion in 2022 primarily due to increases in service costs related to expansion of corporate messaging services and other B2B services.

•	Rent expenses increased by 30.5%, or ￦38 billion, from ￦123 billion in 2021 to ￦161 billion in 2022 primarily due to an increase in leased space related to expansion of our business.

These factors were partially offset by the following:

•	We recorded changes of inventories of ￦20 billion in 2021 compared to changes of inventories of ￦~~(~~195) billion in 2022 primarily reflecting a decrease in our sales of wired and wireless goods.

•

Purchase of inventories decreased by 2.6%, or ￦98 billion, from ￦3,754 billion in 2021 to ￦3,656 billion in 2022 primarily due to a decrease in purchase of mobile handsets used in connection with subscription of our mobile services.

Operating Profit

Due to the factors described above, our operating profit increased by 15.8%, or ￦269 billion, from ￦1,699 billion in 2021 to ￦1,968 billion in 2022. Our operating margin, which is operating profit as a percentage of operating revenue, was 6.7% in 2021 and 7.5% in 2022.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2021 and 2022:

	For the Year Ended December 31,				Changes
					2021 vs. 2022
	2021		2022		Amount		%
	(In billions of Won)
Interest income	￦	273	￦	272	￦	(2)	(0.6)%
Gain on foreign currency transactions		20		68		48	240.3
Gain on foreign currency translation		33		43		10	31.5
Gain on settlement of derivatives		2		51		48	2,187.5
Gain on valuation of derivatives		255		183		(72)	(28.3)
Gain on valuation of financial instruments		91		31		(60)	(65.8)
Others		52		43		(9)	(17.9)

Total finance income	￦	726	￦	690	￦	(36)	(4.9)

Interest expenses	￦	263	￦	294	￦	30	11.6%
Loss on foreign currency transactions		13		81		68	519.4
Loss on foreign currency translation		214		200		(14)	(6.4)
Loss on settlement of derivatives		6		24		18	287.0
Loss on valuation of derivatives		16		22		6	35.5
Loss on disposal of trade receivables		22		63		40	176.1
Loss on valuation of financial instruments		26		66		40	152.6
Others		2		0		(2)	(78.0)

Total finance costs	￦	563	￦	750	￦	187	33.1

We recorded net gain on valuation of financial instruments of ￦65 billion in 2021 compared to net loss on valuation of financial instruments of ￦35 billion in 2022 primarily due to a general increase in interest rates in 2022 that decreased the valuation of our financial instruments.

We recorded net gain on foreign currency transactions of ￦7 billion in 2021 compared to net loss on foreign currency transactions of ￦13 billion in 2022, as the depreciation in the average value of the Won against the Dollar in 2022 was greater than in 2021. In terms of the market average exchange rates announced by Seoul Money Brokerage Services, Ltd., the market average exchange rate, which was ￦1,088.0 to US$1.00 as of December 31, 2020, depreciated during 2021 to an average of ￦1,144.4 to US$1.00 in 2021 and further depreciated during 2022 to an average of ￦1,292.0 to US$1.00 in 2022. In addition, our net loss on foreign currency translation decreased by 13.2%, or ￦24 billion, from ￦181 billion in 2021 to ￦157 billion in 2022, as the Won depreciated against the Dollar at year end in 2021 and further depreciated at year end in 2022. In terms of the market average exchange rates, the Won depreciated against the Dollar from ￦1,088.0 to US$1.00 as of December 31, 2020 to ￦1,185.5 to US$1.00 as of December 31, 2021, and further depreciated to ￦1,267.3 to US$1.00 as of December 31, 2022. Against such fluctuations, our net gain on valuation of derivatives decreased by 32.5%, or ￦78 billion, from ￦239 billion in 2021 to ￦161 billion in 2022, and we recognized net loss on derivative transactions of ￦4 billion in 2021 compared to net gain on derivative transactions of ￦26 billion in 2022.

Our loss on disposal of trade receivables increased by 176.1%, or ￦40 billion, from ￦23 billion in 2021 to ￦63 billion in 2022 primarily due to an increase in loss from our sale of handset receivables.

Share of Net Profits (Losses) of Associates and Joint Venture

We recognized net profit of associates and joint ventures of ￦116 billion in 2021 compared to net loss of associates and joint ventures of ￦17 billion in 2022. In 2021, our share of net profit of associates and joint ventures consisted primarily of our share of profit from K-Realty CR-REITs No. 1, of ￦76 billion and Korea Information & Technology Fund of ￦17 billion. In 2022, our share of net loss of associates and joint ventures consisted primarily of our share of loss from Megazone Cloud Corporation of ￦23 billion as well as various other associates, the impact of which was partially offset by our share of profit from K Bank of ￦29 billion.

Income Tax Expense

Income tax expense decreased by 2.6%, or ￦13 billion, from ￦519 billion in 2021 to ￦506 billion in 2022, as our profit before income tax decreased by 4.4%, or ￦87 billion, from ￦1,978 billion in 2021 to ￦1,891 billion in 2022. Our effective tax rate was 26.2% in 2021 and 26.7% in 2022. See Note 30 of the notes to the Consolidated Financial Statements.

Profit for the Year

Due to the factors described above, our profit for the year decreased by 5.1%, or ￦74 billion, from ￦1,459 billion in 2021 to ￦1,386 billion in 2022. Our net profit margin, which is net profit for the year as a percentage of operating revenue, was 5.8% in 2021 and 5.3% in 2022.

Segment Results—ICT

The operating revenue for our ICT segment, prior to adjusting for inter-segment transactions, decreased by 0.2%, or ￦37 billion, from ￦18,734 billion in 2021 to ￦18,697 billion in 2022, primarily due to decreases in revenue from our mobile services and fixed-line and VoIP telephone services, the impact of which was offset in part by increases in revenue from our broadband Internet access services and IPTV services, as described above.

The operating profit for our ICT segment, prior to adjusting for inter-segment transactions, increased by 15.1%, or ￦176 billion, from ￦1,171 billion in 2021 to ￦1,347 billion in 2022, as the

￦214 billion decrease in the segment’s operating expenses outpaced the ￦37 billion decrease in operating revenue. For this segment, operating margin, which is operating profit as a percentage of total operating revenue prior to adjusting for inter-segment transactions, increased from 6.3% in 2021 to 7.2% in 2022.

Depreciation and amortization for our ICT segment, prior to adjusting for inter-segment transactions, decreased by 3.5%, or ￦112 billion, from ￦3,218 billion in 2021 to ￦3,106 billion in 2022.

Segment Results—Finance

The operating revenue for our finance segment, prior to adjusting for inter-segment transactions, increased by 2.5%, or ￦89 billion, from ￦3,527 billion in 2021 to ￦3,615 billion in 2022, due to an increase in standalone revenue of BC Card’s value added network business.

The operating profit for our finance segment, prior to adjusting for inter-segment transactions, increased by 14.6%, or ￦15 billion, from ￦105 billion in 2021 to ￦120 billion in 2022, as the ￦89 billion increase in the segment’s operating revenue outpaced the ￦73 billion increase in operating revenue. For this segment, operating margin increased from 3.0% in 2021 to 3.3% in 2022.

Depreciation and amortization for our finance segment, prior to adjusting for inter-segment transactions, increased by 3.1%, or ￦1 billion, from ￦46 billion in 2021 to ￦48 billion in 2022.

Segment Results—Satellite TV

The operating revenue for our satellite TV segment, prior to adjusting for inter-segment transactions, increased by 6.6%, or ￦44 billion, from ￦665 billion in 2021 to ￦709 billion in 2022 due to an increase in standalone operating revenue of KT Skylife.

The operating profit for our satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 67.8%, or ￦42 billion, from ￦61 billion in 2021 to ￦20 billion in 2022, as the ￦86 billion increase in the segment’s operating expenses outpaced the ￦44 billion increase in operating revenue. Operating margin for this segment decreased from 9.2% in 2021 to 2.8% in 2022 primarily due to an increase in expenses related to procurement of programs for our channels.

Depreciation and amortization for our satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 4.2%, or ￦3 billion, from ￦61 billion in 2021 to ￦58 billion in 2022.

Segment Results—Real Estate

The operating revenue for our real estate segment, prior to adjusting for inter-segment transactions, increased by 41.3%, or ￦139 billion, from ￦336 billion in 2021 to ￦475 billion in 2022 primarily due to increases in revenues from disposal of real estate and hotel operations.

The operating profit for our real estate segment, prior to adjusting for inter-segment transactions, increased by 311.4%, or ￦86 billion, from ￦27 billion in 2021 to ￦113 billion in 2022, as the ￦139 billion increase in the segment’s operating revenue outpaced the ￦53 billion increase in operating expenses. Operating margin for this segment increased from 8.2% in 2021 to 23.8% in 2022 primarily due to increases in operating profits from disposal of real estate and hotel operations.

Depreciation and amortization for our real estate segment, prior to adjusting for inter-segment transactions, increased by 8.3%, or ￦5 billion, from ￦60 billion in 2021 to ￦65 billion in 2022.

Segment Results—Others

The operating revenue for our others segment, prior to adjusting for inter-segment transactions, increased by 22.9%, or ￦1,485 billion, from ￦6,475 billion in 2021 to ￦7,960 billion in 2022, primarily due to an increase in revenue from our information technology and network services, particularly from the operation of Internet data centers and systems integration services.

The operating profit for our others segment, prior to adjusting for inter-segment transactions, increased by 21.1%, or ￦82 billion, from ￦391 billion in 2021 to ￦473 billion in 2022, as the ￦1,485 billion increase in the segment’s operating revenue outpaced the ￦1,403 billion increase in the segment’s operating expenses. Operating margin for this segment slightly deceased from 6.0% in 2021 to 5.9% in 2022.

Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, increased by 75.7%, or ￦248 billion, from ￦327 billion in 2021 to ￦575 billion in 2022. Such increase was primarily due to consolidation of depreciation and amortization expenses of HCN following KT Skylife’s acquisition in September 2021.

Operating Results—2020 Compared to 2021

For a discussion of our operating results of 2020 compared to 2021, please see “Item 5.A. Operating Results—Operating Results—2020 Compared to 2021” of our Form 20-F for the fiscal year ended December 31, 2021, which we filed with the Securities and Exchange Commission on April 28, 2022.

Item 5.B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2020		2021		2022
	(In billions of Won)
Net cash inflow from operating activities	￦	4,740	￦	5,562	￦	3,597
Net cash outflow from investing activities		(3,761)		(5,137)		(4,839)
Net cash inflow (outflow) from financing activities		(648)		(41)		669
Cash and cash equivalents at beginning of the year		2,306		2,635		3,020
Cash and cash equivalents at end of the year		2,635		3,020		2,449
Net increase (decrease) in cash and cash equivalents		329		384		(571)

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦3,208 billion in 2020, ￦3,495 billion in 2021 and ￦3,440 billion in 2022, for the acquisition of property and equipment and investment properties. In addition, we used cash of ￦511 billion in 2020, ￦752 billion in 2021 and ￦545 billion in 2022 for the acquisition of intangible assets, which consisted primarily of acquisition of bandwidth licenses. In our financing activities, we used cash of ￦1,627 billion in 2020, ￦1,999 billion in 2021 and ￦2,843 billion in 2022, for repayments of borrowings. From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships, as well as repurchases of our shares.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦311 billion in 2020, ￦350 billion in 2021 and ￦477 billion in 2022.

We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments (including for bandwidth licenses) will represent the most significant use of funds for the next several years. We currently expect our capital expenditures for the acquisition of property and equipment and investment property and acquisition of intangible assets in 2023 to decrease slightly compared to those in 2022 on a standalone basis. However, the actual amount remains subject to adjustment depending on market conditions, our results of operations and changes in our build-out plan for our 5G mobile telecommunications network. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships.

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

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net cash provided by operating activities, including profits for the year, expenses not involving cash payments such as depreciation and amortization, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded profits for the year of ￦746 billion in 2020, ￦1,459 billion in 2021 and ￦1,386 billion in 2022 as discussed in “Item 5.A. Operating Results.” Non-cash expense adjustments in our statement of cash flows from depreciation, amortization of intangible assets and depreciation of right-of-use assets amounted to ￦3,668 billion in 2020, ￦3,647 billion in 2021 and ￦3,711 billion in 2022, primarily reflecting our capital investment activities during the recent years, including our payments on bandwidth licenses for our operations, investments in network infrastructures and acquisition of real estate.

We had net proceeds from borrowings and debentures, after adjusting for repayments of borrowings and debentures, of ￦168 billion in 2020, ￦900 billion in 2021 and ￦1,391 billion in 2022. Long-term borrowings, excluding current installments, were ￦5,898 billion as of December 31, 2020, ￦6,706 billion in December 31, 2021 and ￦8,180 billion in December 31, 2022. Total short-term borrowings were ￦1,418 billion as of December 31, 2020, ￦1,731 billion as of December 31, 2021 and ￦1,827 billion as of December 31, 2022. We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. For the maturity profile of our borrowings, their currency denomination and interest rates, see Note 16 of the notes to the Consolidated Financial Statements. Under our borrowing policy, we continually take into consideration various factors, including financial market conditions and our business environment, in order to decide on specific terms of the borrowing, such as borrowing amount, maturity date, currency denomination and type of interest rate (fixed or floating). We also strive to prudently manage our borrowing level and mitigate our refinancing risks through various methods, including diversification of currency denominations and borrowing lines. Our debt-to-equity ratio, which is calculated by dividing total liabilities by total equity, was 116% as of December 31, 2020, 124% as of December 31, 2021 and 123% as of December 31, 2022.

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

Our total equity was ￦15,551 billion as of December 31, 2020, ￦16,567 billion as of December 31, 2021 and ￦18,413 billion as of December 31, 2022.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of ￦1,962 billion as of December 31, 2020, ￦1,786 billion as of December 31, 2021 and ￦1,991 billion as of December 31, 2022.

The following table sets forth the summary of our significant current assets for the years indicated:

	As of December 31,
	2020		2021		2022
	(In billions of Won)
Cash and cash equivalents	￦	2,635	￦	3,020	￦	2,449
Trade and other receivables, net		4,902		5,087		6,098
Inventories, net		535		514		709
Other financial assets		1,203		1,186		1,322

Our cash and cash equivalents (substantially all of which are in Won) totaled ￦2,635 billion as of December 31, 2020, ￦3,020 billion as of December 31, 2021 and ￦2,449 billion as of December 31, 2022. As of December 31, 2022, on a standalone basis, we held approximately 98.7% of our cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies. Other current financial assets primarily consist of financial instruments, available-for-sale financial assets and derivative assets used for hedging. For a discussion of our use of financial instruments for hedging purposes, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.

The following table sets forth the summary of our significant current liabilities for the years indicated:

	As of December 31,
	2020		2021		2022
	(In billions of Won)
Trade and other payables	￦	6,210	￦	6,641	￦	7,333
Borrowings		1,418		1,731		1,827

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. As of December 31, 2022, we entered into various commitments with financial institutions totaling ￦3,278 billion, US$2,983 million, EUR 8 million and SGD 284 million, of which ￦516 billion, US$2,143 million, EUR 8 million and SGD 284 million were used. See Note 20 of the notes to the Consolidated Financial Statements. Of the ￦10,006 billion total book value of debentures and borrowings outstanding as of December 31, 2022, ￦3,140 billion was denominated in foreign currencies. See Note 16 of the notes to the Consolidated Financial Statements. Upon the identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to manage such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk and Interest Rate Risk.” We have not had, and do not anticipate that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

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

As of December 31, 2022, KT Corporation had 4,033 domestic and 1,764 international registered patents.

The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦230 billion in 2020, ￦214 billion in 2021 and ￦231 billion in 2022.

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

According to our articles of incorporation, upon the request of any director (to the extent that the board of directors does not separately authorize only a particular director to make such request), a meeting of the board of directors will be assembled. The chairperson of the board of directors is elected from among the outside directors by a resolution of the board of directors. The term of office of the chairperson is one year.

As of December 31, 2022, our board of directors consisted of two inside directors (including our chief executive officer) and eight outside directors. Subsequently, Hyeon-Mo Ku, our representative director and chief executive officer, resigned on March 28, 2023 and four of our outside directors (Dae-You Kim, Gang-Cheol Lee, Hee-Yol Yu and Benjamin Hong) resigned between January 2023 to March 2023 for personal reasons. In addition, Kyoung-Lim Yun, who was our inside director and a candidate for the position of chief executive officer, resigned and withdrew his candidacy on March 27, 2023. Of the four remaining outside directors, the terms of office for three outside directors (Hyun-Myung Pyo, Chung-Gu Kang and Eun-Jung Yeo) expired in March 2023, resulting in only one outside director (Yong-Hun Kim) remaining as the sole member of our board of directors. No additional directors were elected at our annual shareholders’ meeting held on March 31, 2023.

In accordance with Articles 386 of the Commercial Code of Korea, a director whose term has expired or who has resigned may continue to have the rights and obligations of a director until a newly elected director takes office, if the number of directors remaining on the board would otherwise become fewer than three. Accordingly, the three outside directors (Hyun-Myung Pyo, Chung-Gu Kang and Eun-Jung Yeo) whose terms of office expired in March 2023 and Hyeon-Mo Ku, together with outside director Yong-Hun Kim (whose term expires in March 2025), are currently serving on our board of directors. In addition, starting March 31, 2023, Jong Ook Park, our head of corporate planning group, is serving as our acting chief executive officer while we search for a successor chief executive officer.

On April 17, 2023, our board of directors created a task force that will review and recommend ways to enhance our corporate governance. The task force consists of (i) five independent corporate governance experts selected by our board of directors from candidates recommended by our shareholders, (ii) our general counsel and (iii) our chief financial officer. The board of directors completed a comprehensive review of candidates, taking into consideration their expertise in corporate governance, diversity of the task force membership and expertise in ESG management. The five independent corporate governance experts are (i) Jun-Ki Kim, professor at Seoul National University Graduate School of Public Administration and president of the Korean Society of Public Enterprises, (ii) Suk-Ho Sonu, professor emeritus at Hongik University and former chairman of the board of KB Financial Group, (iii) Myeong-Hyeon Cho, professor of business administration at Korea University and former head of the Korean Corporate Governance Service, (iv) Hyung-Hwan Joo, visiting professor at Sejong University and former minister of Trade, Industry and Energy and (v) Alicia Ogawa, assistant adjunct professor at Columbia University School of International and Public Affairs. The task force, which we currently expect will operate until July 2023, will make recommendations regarding our corporate governance, including refinement of the selection process for our next chief executive officer and directors.

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)

Hyeon-Mo Ku	Representative Director	March 2020	January 13, 1964	N.A.	(2)

Outside Directors (1)

Hyun-Myung Pyo	Outside Director, Hankook Tire & Technology Co.,Ltd.	March 2020	October 21, 1958	N.A.	(2)
Chung-Gu Kang	Professor, School of Electrical Engineering, Korea University	March 2020	December 12, 1962	N.A.	(2)
Eun-Jung Yeo	Professor, School of Business, Chung-Ang University	March 2020	February 15, 1973	N.A.	(2)
Yong-Hun Kim	Partner Lawyer, DR & AJU Law Group	March 2022	March 29, 1955	2025

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

(2)

Term of office will continue until election of new directors at the shareholders’ meeting, following implementation of recommendations made by the task force, which was launched on April 17, 2023 by our board of directors to review and recommend ways to enhance our corporate governance.

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

Senior Management

In addition to our inside directors who are also our executive officers, we have the following executive officers as of March 31, 2023:

Name	Title and Responsibilities	Year of Birth
Kook-Hyun Kang	President, Customer Business Group	1963
Jong-Ook Park	President, Corporate Planning Group	1962
Byung-Sam Park	Senior Executive Vice President, Ethics Office	1966
Chang-Seok Seo	Senior Executive Vice President, Network Group	1967
Jae-Ho Song	Senior Executive Vice President, AI/DX Convergence Business Group	1966
Soo-Jung Shin	Senior Executive Vice President, Enterprise Business Group	1965
Hyun-Yok Sheen	Senior Executive Vice President, Corporate Management Group	1968
Sang-Don Ahn	Senior Executive Vice President, Legal Affairs Office	1962
Jeong-Min Woo	Senior Executive Vice President, IT Group	1964
Bong-Gyun Kim	Executive Vice President, Busan / Gyeongnam Regional Headquarter	1972
Young-Woo Kim	Executive Vice President, Group Management Office	1967
Young-Jin Kim	Executive Vice President, Financial Management Office	1967
Yi-Han Kim	Executive Vice President, Institute of Convergence Technology	1966
Chae-Hee Kim	Executive Vice President, Strategy & Planning Office	1974
Hoon-Bae Kim	Executive Vice President, Media Business Unit	1963
Chang-Yong Ahn	Executive Vice President, Daegu / Gyeongbuk Regional Headquarter	1966
Chi-Yong Ahn	Executive Vice President, Northern Seoul / Gangwon Regional Headquarter	1966
Yul-Mo Yang	Executive Vice President, Public Relations Office	1967
Kyung-Hwa Ok	Executive Vice President, IT Strategy Unit	1968
Kong-Hwan Lee	Executive Vice President, Policy Cooperation Office	1966
Sun-Joo Lee	Executive Vice President, D-TF	1969
Chang-Ho Yi	Executive Vice President, CEO Office	1972
Hyeon-Seuk Lee	Executive Vice President, Chungnam / Chungbuk Regional Headquarter	1966
Jong-Taek Lim	Executive Vice President, External Cooperation Office	1964
Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	1968
Jung-Soo Jung	Executive Vice President, Southern Seoul/Western Seoul Regional Headquarter	1966
Hoon Cho	Executive Vice President, SCM Strategy Office	1966
Jung-Yong Ji	Executive Vice President, Jeonnam / Jeonbuk Regional Headquarter	1968
Chan-Ki Choi	Executive Vice President, Sales Operating Business Unit	1966
Jun Koh	Senior Vice President, Legal Affairs P-TF	1971
Gang-Bon Koo	Senior Vice President, Customer Business Unit	1972
Jae-Hyung Koo	Senior Vice President, Network Research Technology Unit	1972
O-Ryung Kwon	Senior Vice President, Group Strategic Partnership Office	1969
Hye-Jin Kwon	Senior Vice President, Network Strategy Unit	1971
Hee-Keun Kwon	Senior Vice President, Metropolitan Wholesale Unit	1970
Kwang-Dong Kim	Senior Vice President, Policy Cooperation Department	1970
Moo-Seong Kim	Senior Vice President, ESG Management & Implementation office	1972
Byung-Kyun Kim	Senior Vice President, Device Business Unit	1968
Bong-Ki Kim	Senior Vice President, Convergence Laboratory	1968
Sang-Kyoon Kim	Senior Vice President, Management Support Office	1970
Seong-Il Kim	Senior Vice President, Chungnam / Chungbuk Network O&M Headquarter	1966
Young-Sool Kim	Senior Vice President, External Cooperation P-TF	1967
Young-Sik Kim	Senior Vice President, DX Platform Business Unit	1972
Young-In Kim	Senior Vice President, Southern Seoul / Western Seoul Network O&M Headquarter	1968

Name	Title and Responsibilities	Year of Birth
Jae-Kwon Kim	Senior Vice President, Biz Customer Business Unit	1968
Jun-Ho Kim	Senior Vice President, Public/Finance Customer Business Unit	1965
Jin-Chul Kim	Senior Vice President, Jeonnam / Jeonbuk Customer Sales Headquarter	1967
Gil-Hyun Ryu	Senior Vice President, On External Training	1968
Pyeong Ryu	Senior Vice President, Jeonnam / Jeonbuk Enterprise Customer Sales Headquarter	1966
Sang-Ryong Moon	Senior Vice President, IT Consulting Unit	1967
Sung-Uk Moon	Senior Vice President, Global Business Office	1972
Young-Il Moon	Senior Vice President, Information Security Unit	1966
Hye-Byung Min	Senior Vice President, Enterprise Service DX Unit	1969
Sun-Ha Park	Senior Vice President, Fieldwork Supporting Unit	1965
Yong-Man Park	Senior Vice President	1965
Jeong-Jun Park	Senior Vice President, Enterprise Customer Business Unit	1967
Jung-Ho Park	Senior Vice President, Customer DX Business Unit	1970
Jong-Ho Park	Senior Vice President, Network Control Unit	1964
Hyo-Il Park	Senior Vice President, Customer Experience Innovation Unit	1970
Soon-Min Bae	Senior Vice President, AI2XL Laboratory	1980
Seung-Yun Paik	Senior Vice President, Strategic Investment Office	1970
Ki-Hong Seo	Senior Vice President, Daegu / Gyeongbuk Enterprise Customer Sales Headquarter	1967
Young-Soo Seo	Senior Vice President, Network O&M Unit	1968
Jeong-Hyun Seo	Senior Vice President, Legal Affairs Department 3	1971
Won-Je Sung	Senior Vice President, Southern Seoul Enterprise Customer Sales Headquarter	1972
Hoon-Joo Shin	Senior Vice President, Corporate Image Strategy P-TF	1971
Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	1973
Jae-Min Eom	Senior Vice President, Busan / Gyeongnam Customer Sales Headquarter	1965
Tae-Sung Oh	Senior Vice President, On External Training	1968
Hun-Yong Oh	Senior Vice President, Enterprise Business Consulting & Implementation Unit 2	1966
Heung-Jae Won	Senior Vice President, Western Seoul Customer Sales Headquarter	1967
Yong-Kyu Yoo	Senior Vice President, Enterprise Business Strategy Unit	1971
Chang-Kyu Yoo	Senior Vice President, Northern Seoul / Gangwon Enterprise Customer Sales Headquarter	1966
Kyeong-Mo Youn	Senior Vice President, SCM Strategy Department	1969
Jin-Hyoun Youn	Senior Vice President, Media R&D P-TF	1968
Mi-Hee Lee	Senior Vice President, C-level Consulting Unit	1970
Sang-Il Lee	Senior Vice President, Northern Seoul / Gangwon Network O&M Headquarter	1964
Sang-Ho Lee	Senior Vice President, AI Robot Business Unit	1975
Seong-Hwan Yi	Senior Vice President, Western Seoul Network O&M Headquarter	1968
Young-Jun Lee	Senior Vice President, Chungnam / Chungbuk Enterprise Customer Sales Headquarter	1968
Young-Jin Lee	Senior Vice President, Group Human Resources Office	1972
Yong-Gyoo Lee	Senior Vice President, Busan / Gyeongnam Network O&M Headquarter	1965
Jong-Sik Lee	Senior Vice President, Infra DX Laboratory	1972
Seung-Hyouk Yim	Senior Vice President, Digital & Bio Health Business Unit	1970
Jang-Mi Lim	Senior Vice President, Industry Biz 2 P-TF	1966
Dae-Jin Jang	Senior Vice President, C-TF	1971
Kil-Sung Jung	Senior Vice President, Corporate Strategy Department	1974
Jae-Wook Jeong	Senior Vice President, CEO Office team 1	1972
Seong-Eun Cho	Senior Vice President, S/W Development Unit	1971
Young-Sim Jin	Senior Vice President, Group HR Development Academy	1972
Kang-Rim Choi	Senior Vice President, AI Mobility Business Unit	1974
Sung-Wook Choi	Senior Vice President, Daegu / Gyeongbuk Customer Sales Headquarter	1965
Si-Hwan Choi	Senior Vice President, Eastern Seoul Customer Sales Headquarter	1967
Joon-Ki Choi	Senior Vice President, AI / Big Data Business Unit	1974
Ja-Kyung Hahn	Senior Vice President, Industry Biz 1 P-TF	1971
Suk-Zoon Huh	Senior Vice President, Institute of Economic & Business Research	1967
Tae-Jun Heo	Senior Vice President, Enterprise Business Consulting & Implementation Unit	1970
Sung-Pil Hong	Senior Vice President, Group Real Estate Unit	1965

Item 6.B. Compensation

Compensation of Directors and Executive Officers

In 2022, the aggregate compensation paid and accrued to all directors and executive officers was approximately ￦47.2 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was approximately ￦4.9 billion.

The compensation of our five highest compensated directors and executive officers who received total annual compensation exceeding ￦500 million in 2022 was as follows:

Name	Position	Total Compensation in 2022	Composition of Total Compensation
(In millions of Won)
Hyeon-Mo Ku	Chief Executive Officer	￦1,561	￦556 (salary); ￦973 (bonus); ￦32 (benefits)
Jong-Ook Park	President	￦1,114	￦440 (salary); ￦650 (bonus); ￦24 (benefits)
Kook-Hyun Kang	President	￦1,107	￦440 (salary); ￦639 (bonus); ￦28 (benefits)
Soo-Jung Shin	Senior Executive Vice President	￦899	￦411 (salary); ￦472 (bonus); ￦16 (benefits)
Hyun-Yok Sheen	Senior Executive Vice President	￦887	￦398 (salary); ￦454 (bonus); ￦35 (benefits)

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

Item 6.C. Board Practices

As of April 1, 2023, none of our inside or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors and one inside director, Hyun-Myung Pyo, Chung-Gu Kang, Eun-Jung Yeo, Yong-Hun Kim and Hyun-Mo Ku. The chairperson is Chung-Gu Kang. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance. The committee is also responsible for authorization of investigation and composition of a pool of internal and external Representative Director candidates and selection of the Representative Director candidates, who shall be further examined by the

Representative Director Candidate Examination Committee, pursuant to the examination criteria determined by our board of directors. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Representative Director Candidate Examination Committee

Operation of the Representative Director Candidate Examination Committee, which is expected to be comprised of all of our outside directors and one inside director, is temporarily suspended until the election of new directors at the shareholders’ meeting. Such shareholders’ meeting will take place following implementation of recommendations made by the task force, which was launched on April 17, 2023 by our board of directors to review and recommend ways to enhance our corporate governance. The committee convenes when it becomes necessary to do so, and attendees are ascertained prior to such meeting. No member of this committee shall become a candidate for the position of the Representative Director during his or her term as a member of the committee. The committee’s duties include examining the Representative Director candidates selected under the examination criteria determined by our board of directors, selecting the Representative Director candidates pursuant to such criteria and reporting to the board of directors the outcome of the examination.

Outside Director Candidate Nominating Committee

Operation of the Outside Director Candidate Nominating Committee is temporarily suspended until the election of new directors at the shareholders’ meeting. The Outside Director Candidate Nominating Committee is expected to be comprised of all of our outside directors and one inside director, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring cannot be a member of the committee. The committee convenes when it becomes necessary to do so, and attendees are ascertained prior to such meeting. The committee’s duties include reviewing the qualifications of potential candidates and proposing nominees to serve as outside directors on our board of directors to the shareholders at the general shareholders’ meeting. The committee members’ terms expire immediately after the adjournment of the shareholders’ meeting where the outside directors are elected.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is currently comprised of three outside directors, Chung-Gu Kang, Hyun-Myung Pyo and Yong-Hun Kim. The chairperson is Hyun-Myung Pyo. The committee’s duties include prior review of the Representative Director’s management goals, terms and conditions proposed for inclusion in the management contract of the Representative Director, including, but not limited to, determining whether the Representative Director has achieved the management goals, and the determination of compensation for the Representative Director and the inside directors. The committee members are elected by the board after the closing of the annual meeting, and the term of the committee members is one year.

Management Committee

Operation of the Management Committee, which requires two inside directors pursuant to Articles 393 of the Commercial Code of Korea, is temporarily suspended until our election of new inside directors. Until such time, decisions of the Management Committee is made by the board of directors. The committee’s duties include (i) the authorization of establishment and management of branch offices, (ii) the disposal and sale of stocks of our subsidiaries, which have a market value between Won 15 billion and Won 30 billion, not including any sale for stocks with market value of Won 10 billion or more that involves a change of control, (iii) making investments between Won 50 billion to Won 100 billion in third parties, subject to certain exceptions, (iv) making investments between Won 15 billion to Won 30 billion in third parties for the acquisition of interest in excess of 30%, subject to certain exceptions, (v) the acquisition and disposal of real estate having market value between Won 15 billion to Won 30 billion, and (vi) the issuance of certain debt securities.

Related-Party Transactions Committee

The Related-Party Transactions Committee is currently comprised of three outside directors, Chung-Gu Kang, Eun-Jung Yeo and Yong-Hun Kim. The chairperson is Chung-Gu Kang. This committee’s duties include reviews of transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Sustainability Management Committee

The Sustainability Management Committee is currently comprised of three outside directors and one inside director, Hyun-Myung Pyo, Eun-Jung Yeo, Yong-Hun Kim and Hyun-Mo Ku. The chairperson is Hyun-Myung Pyo. The committee’s duties include reviews of sustainable management plans, the authorization of establishment of medium- and long-term sustainable management strategies, sustainable management results, regular reporting and risk management of sustainable management activities and charitable contributions. The committee members are elected by the board after the annual meeting, and the term of the committee members is one year.

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds of the Audit Committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is currently comprised of Eun-Jung Yeo, Chung-Gu Kang and Yong-Hun Kim. The chairperson is Eun-Jung Yeo and Eun-Jung Yeo also serves as the financial expert of the Audit Committee. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

Item 6.D.  Employees

On a standalone basis, we had 20,544 employees as of December 31, 2022, compared to 21,759 employees as of December 31, 2021 and 22,720 employees as of December 31, 2020.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2022, about 78.6% of the employees of KT Corporation were members of labor unions. The representative of the labor unions negotiates a collective bargaining agreement with us every two years, and our current collective bargaining agreement expires on September 5, 2023. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

KT Trade Union also negotiates its members’ wages with us every year. Under the Act of the Promotion of Worker’s Participation and Cooperation, our Employee-Employer Cooperation Committees, which are composed of representatives of management and labor for each business unit and regional office, meet quarterly to discuss employee grievances, working conditions and potential employee-initiated improvements in service or management.

Employee Stock Ownership and Benefits

We have an employee stock ownership association, which may purchase on behalf of its members up to 20.0% of any of our shares offered publicly in Korea. The employee stock ownership association owned 3.9% of our issued shares as of December 31, 2022.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦124 billion as of December 31, 2022. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

Employee Training

The objective of our training program is to develop information technology specialists who are able to create value for our customers. In order to develop skills of our employees, we require 85 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate a Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition reimbursements to select employees who pursue graduate programs in Korea, as well as provide financial assistance to those who pursue work-related professional licenses or study foreign languages.

Item 6.E. Share Ownership

Ordinary Shares

The persons who currently serve as our directors or executive officers held, as a group, 522,001 ordinary shares as of April 17, 2023. The table below shows the ownership of our ordinary shares by our directors and executive officers as of April 17, 2023:

Shareholders	Number of Ordinary Shares Owned
Hyeon-Mo Ku	36,571
Kyoung-Lim Yun	1,100
Gang-Cheol Lee	1,892
Dae-You Kim	1,979
Hee-Yol Yu	1,421
Hyun-Myung Pyo	11,633
Chung-Gu Kang	949
Eun-Jung Yeo	949
Kook-Hyun Kang	15,348
Jong-Ook Park	17,957
Byung-Sam Park	12,618
Chang-Seok Seo	13,914
Jae-Ho Song	11,461
Soo-Jung Shin	12,607
Hyun-Yok Sheen	13,320
Sang-Don Ahn	4,418
Bong-Gyun Kim	7,599
Young-Woo Kim	5,990
Young-Jin Kim	10,326
Yi-Han Kim	7,539
Chae-Hee Kim	7,574
Hoon-Bae Kim	5,201
Chang-Yong Ahn	6,996
Chi-Yong Ahn	11,102
Yul-Mo Yang	7,030
Kyung-Hwa Ok	7,930
Kong-Hwan Lee	1,905
Sun-Joo Lee	5,502
Chang-Ho Yi	7,307

Shareholders	Number of Ordinary Shares Owned
Hyeon-Seuk Lee	10,062
Jong-Taek Lim	8,677
Sang-Kwi Chang	10,381
Jung-Soo Jung	8,072
Hoon Cho	2,500
Jung-Yong Ji	10,127
Chan-Ki Choi	10,334
Jun Koh	81
Gang-Bon Koo	3,991
Jae-Hyung Koo	95
O-Ryung Kwon	36
Hye-Jin Kwon	2,145
Hee-Keun Kwon	127
Kwang-Dong Kim	875
Moo-Seong Kim	3,426
Byung-Kyun Kim	4,720
Bong-Ki Kim	6,192
Sang-Kyoon Kim	4,387
Seong-Il Kim	1,887
Young-Sool Kim	81
Young-Sik Kim	16
Young-In Kim	4,813
Jae-Kwon Kim	6,734
Jun-Ho Kim	3,594
Gil-Hyun Ryu	450
Pyeong Ryu	10,035
Sang-Ryong Moon	102
Sung-Uk Moon	4,104
Young-Il Moon	5,575
Hye-Byung Min	6,396
Sun-Ha Park	46
Yong-Man Park	6,178
Jeong-Jun Park	4,549
Jung-Ho Park	234
Jong-Ho Park	4,238
Hyo-Il Park	6,408
Soon-Min Bae	5,516
Seung-Yun Paik	2,856
Ki-Hong Seo	81
Young-Soo Seo	6,999
Jeong-Hyun Seo	194
Won-Je Sung	81
Hoon-Joo Shin	2,345
Jin-Ho Yang	3,813
Jae-Min Eom	4,003
Hun-Yong Oh	8,045
Heung-Jae Won	5,934
Yong-Kyu Yoo	6,434
Chang-Kyu Yoo	6,552
Kyeong-Mo Youn	55
Jin-Hyoun Youn	94
Mi-Hee Lee	5,265
Sang-Il Lee	6,511
Young-Jun Lee	81
Young-Jin Lee	81
Yong-Gyoo Lee	4,948
Jong-Sik Lee	4,691
Seung-Hyouk Yim	4,384
Jang-Mi Lim	1,973
Dae-Jin Jang	3,807

Shareholders	Number of Ordinary Shares Owned
Kil-Sung Jung	91
Jae-Wook Jeong	8,035
Seong-Eun Cho	3,614
Young-Sim Jin	2,048
Kang-Rim Choi	4,205
Sung-Wook Choi	3,403
Si-Hwan Choi	3,391
Joon-Ki Choi	3,038
Ja-Kyung Hahn	2,263
Suk-Zoon Huh	2,843
Tae-Jun Heo	81
Sung-Pil Hong	2,440

522,001

Stock Options

We have not granted any stock options to our current directors and executive officers.

Item 6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

Item 7.A. Major Shareholders

The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2022:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	26,412,967	10.12%
Shinhan Financial Group Co., Ltd	14,557,393	5.58%
Silchester International Investors LLP	12,969,308	4.97%
Hyundai Motor Company	12,251,234	4.69%
Employee stock ownership association	10,088,264	3.86%
Hyundai Mobis Co., Ltd.	8,094,466	3.10%
Directors as a group	522,001	0.20%
Public	171,127,045	65.54%
KT Corporation (held in the form of treasury stock)	5,089,130	1.95%

Total issued shares	261,111,808	100.00%

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

Item 8. Financial Information

Item 8.A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-119.

Legal Proceedings

In September 2010, we entered into a contract with Enspert, Co., Ltd.(“Enspert”), a consumer electronics manufacturer, to purchase approximately 170,000 tablet PCs, which we cancelled in March 2011. In April 2017, Enspert filed a lawsuit against us at the Seoul Central District Court, alleging damages of approximately ￦95 billion caused by such cancellation. In February 2020, the Seoul Central District Court ruled in favor of Enspert, entitling it to recovery of damages of approximately ￦6.7 billion. Both parties appealed the ruling, and in January 2022, the Seoul High Court ruled in favor of Enspert for recovery of damages of approximately ￦9.0 billion. In September 2022, the Supreme Court dismissed appeals from both parties, and the judgment of the Seoul High Court became final and conclusive.

In April 2019, the Korea Fair Trade Commission determined that we, LG U+, SK Broadband and Sejong Telecom colluded in numerous biddings held by public institutions, including the Public Procurement Service and the Korea Racing Authority, between April 2015 to June 2017 for the engagement of telecommunications companies to provide dedicated fixed-line services, in violation of the Monopoly Regulation and Fair Trade Act, and issued an order to cease and desist, imposed a penalty surcharge of ￦5.7 billion on us and filed a criminal complaint against us. In April 2020, several plaintiffs, including the Government and Korea Racing Authority, filed lawsuits alleging damages. There are nine pending lawsuits related to such matters, alleging damages in aggregate of approximately ￦7.3 billion, which remains subject to adjustments. We intend to vigorously defend against such lawsuits.

In April, June and September 2021, 549 of our subscribers filed class action lawsuits claiming damages totaling ￦0.5 billion alleging poor service quality of our 5G mobile services. There can be no assurance that such class action lawsuits may not result in additional subscribers making similar claims in the future. We intend to vigorously defend against such class action lawsuits.

For a description of our additional legal proceedings, see “Item 3. Key Information—Item 3.D. Risk Factors—Legal cases involving our political donations and other incidents and allegations could have a material adverse effect on our business, reputation and stock price.”

As of December 31, 2022, we have established provisions relating to litigation proceedings of ￦36 billion. See Notes 17 and 20 of the notes to the Consolidated Financial Statements.

Dividends

The table below sets out the annual dividends declared on the outstanding ordinary shares to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding ordinary shares to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Ordinary Share	Interim Dividend per Ordinary Share	Average Total Dividend per Ordinary Share
	(In Won)	(In Won)	(In Won)
2018	￦ 1,100	—	￦ 1,100
2019	1,100	—	1,100
2020	1,350	—	1,350
2021	1,910	—	1,910
2022	1,960	—	1,960

If sufficient profits are available, the board of directors may propose annual dividends on the outstanding ordinary shares, which our shareholders must approve by a resolution at the annual general meeting of shareholders. This meeting is generally held in March of the following year and if our shareholders at such annual general meeting of shareholders approve the annual dividend, we must pay such dividend within one month following the date of such resolution. Typically, we pay such dividends shortly after the meeting. The declaration of annual dividends is subject to the vote of our shareholders, and consequently, there can be no assurance as to the amount of dividends per ordinary share or that any such dividends will be declared. Interim dividends paid in cash can be declared by a resolution of the board of directors. See “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Dividends” and “Item 12. Description of Securities Other than Equity Securities—Item 12.D. American Depositary Shares.”

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

Item 9.C. Markets

Please refer to “Item 9.A. Offering and Listing Details.”

Item 9.D. Selling Shareholders

Not applicable.

Item 9.E. Dilution

Not applicable.

Item 9.F. Expenses of the Issuer

Not applicable.

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value ￦5,000 per share (“Ordinary Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Ordinary Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued share capital. As of December 31, 2022, 261,111,808 Ordinary Shares were issued, of which 5,069,130 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Ordinary Shares are fully-paid and non-assessable and are in registered form.

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

Directors

According to the Commercial Code of Korea, a director is prohibited from voting on a proposal, arrangement or contract in which the director has an interest. Director compensation is determined based on the standards and methods of compensation as determined by the board of directors and reviewed by the Compensation Committee and approved by the board of directors in accordance with our articles of incorporation. See “Item 6.B. Compensation—Compensation of Directors.” Directors appointed at the general shareholders meeting may not be beneficiaries nor participants of the employee welfare fund, which includes borrowings. There is no explicit age limit relating to a director’s retirement or non-retirement, and there is no number of shares required for purposes of determining a director’s qualifications.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2022, 3.9% of the issued Shares were held by members of our employee stock ownership association.

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

Under our articles of incorporation, we are required to report the purpose of holding our own Shares and plans for disposition at each annual general meeting of shareholders. We are also required to obtain approval at the annual general meeting of shareholders if we acquire cross-held shares of another company through a sale or exchange of treasury stock.

In general, corporate entities in which we own a 50.0% or more equity interest may not acquire our Shares.

As of December 31, 2022, there were 5,069,130 treasury shares including shares held by our treasury stock fund.

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

In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, an application for entitlement to a reduced tax rate. If you hold ADSs and receive the dividends through a depositary, you are not required to submit the application for entitlement to a reduced tax rate. If you are an overseas investment vehicle (an “OIV”), which is defined as an organization established in a non-Korean jurisdiction that manages funds collected through investment solicitation by way of acquiring, disposing, or otherwise investing in any such assets and distributes the yield therefrom to investors, you must submit to us a report of the OIV and a schedule of beneficial owners together with their applications for entitlement to a reduced tax rate, which you should collect from each beneficial owner. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have tax withheld at a lower rate.

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

If you are subject to Korean taxation on capital gains from a sale of ADSs, or ordinary shares that you acquire as a result of a withdrawal, and you sell your ordinary shares or ADSs, the purchaser or, in the case of a sale of ordinary shares on the KRX KOSPI Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income tax) of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the ordinary shares or ADSs. In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country, provided that if such tax exemption is being sought to be applied to an amount that is ￦1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is ￦1 billion or more), in addition to the certificate of your tax residence issued by a competent authority of your residence country, you will also be required to submit the names and addresses of all of the members of your board of directors, the identities and shareholding percentages of all of your shareholders (provided that if you have more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and aggregate investment amount from each country), and audit reports for the most recent three years (or, if your entity has been in existence for less than three years, audit reports since incorporation). If you are an OIV, you must submit a report of the OIV and a schedule of beneficial owners together with their applications for exception, which you should collect from each beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

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

Securities Transaction Tax

If you transfer ordinary shares on the KRX KOSPI Market, you will be subject to the securities transaction tax at a rate of 0.05% for any transfers made during 2023, 0.03% for any transfers made during 2024 (transfers made on and after January 1, 2025 will not be subject to such securities transaction tax) and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer ordinary shares and your transfer is not made on the KRX KOSPI Market you will generally be subject to the securities transaction tax at a rate of 0.35% for transfers on and after January 1, 2023 and will generally not be subject to the agriculture and fishery special tax.

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

Subject to generally applicable limitations and conditions, Korean tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the Korean tax on dividends may be treated as meeting the new requirements and therefore as a creditable tax. The application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements have been met, including requirements applicable to the Treaty. Dividends paid on the ordinary shares will be treated as income from sources outside the United States and, for U.S. Holders that elect to claim foreign tax credits, will generally constitute passive category income for U.S. foreign tax credit purposes. If the Korean dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, a U.S. Holder may elect to deduct the Korean tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. The rules governing the foreign tax credit and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. You are urged to consult your tax advisors regarding the availability and calculation of the foreign tax credit under your particular situations.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, we do not believe we were a passive foreign investment company (“PFIC”) for our most recent taxable year or in the preceding taxable year and do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Taxation of Capital Gains

Subject to the discussion above under “—Passive Foreign Investment Company,” for United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of the ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares and your adjusted tax basis in the ordinary shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

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

Item 10.I. Subsidiary Information

Not applicable.

Item 10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity securities. Our long-term financial policies are annually reported to our Board of Directors, and our finance division conducts financial risk management and assessment. Upon identification and evaluation of our risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments largely for hedging purposes. For details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31 2020, 2021, and 2022, see Notes 4 and 7 of the notes to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2020, 2021, and 2022:

	As of December 31,
	2020		2021		2022
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	400,046	1,937,935	245,759	2,302,642	106,426	2,336,607
Special Drawing Right	255	728	255	722	255	722
Japanese Yen	209,376	46,000,009	29,227	30,000,763	32,801	400,002
British Pound	—	—	—	1,005	30	83
Euro	316	162	3,943	10,801	185	7,832
Chinese Yuan	458	491	—	—	—	—
Rwandan Franc	646	—	586	—	15,521	13,025
Thai Bhat	535	—	2,160	—	265	—
Tanzanian Shilling	1,019	—	1,644	—	1,464	—
Botswana Pula	212	—	93	—	183	—
Hong Kong Dollar	—	198	—	105	37	—
Polish Zloty	26	—	—	—	—	—
Vietnamese Dong	242,370	—	257,895	—	280,226	—
Central African Franc	16,229	—	—	—	—	—
Singapore Dollar	6	284,000	13	284,000	448	284,000
Taiwan Dollar	—	—	—	226	—	—
Swiss Franc	—	—	—	161	—	—
Ringgit Malaysia	—	—	—	—	1	—
Bulgarian Lev.	—	—	—	—	62	—

As of December 31, 2020, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have increased our income before income tax by ￦25 billion, and total equity by ￦37 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2021, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦3 billion, and increased our total equity by ￦9 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2022, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦6 billion, and decreased our total equity by ￦16 billion, with a 10% weakening in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 37 of the notes to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2022 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2022
	2023	2024	2025	2026	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	1,426,215	1,585,500	1,516,646	530,015	1,750,000	6,808,376	6,711,815
Average weighted rate (1)	3.36%	2.50%	3.49%	1.76%	2.90%	2.94%
Variable rate	30,000	—	—	—	—	30,000	30,000
Average weighted rate (1)	5.73%	—	—	—	—	5.73%

Sub-total	1,456,215	1,585,500	1,516,646	530,015	1,750,000	6,838,376	6,741,815

Foreign currency:
Fixed rate	5,665	25,509	1,140,570	506,920	506,920	2,185,584	3,733,230
Average weighted rate (1)	1.90%	4.13%	2.67%	2.50%	2.66%	2.64%
Variable rate	424,573	512,519	—	—	23,844	960,936	991,597
Average weighted rate (1)	5.01%	5.52%	—	—	3.47%	5.25%

Subtotal	430,238	538,028	1,140,570	506,920	530,764	3,146,520	4,724,827

Total	1,886,453	2,123,528	2,657,216	1,036,935	2,280,764	9,984,896	11,466,642

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2020, 2021 and 2022 a 100 basis point increase in the market interest rate, with all other variables held constant, would have increased our income before income tax by ￦1.0 billion, ￦0.8 billion and ￦0.6 billion, respectively. As of December 31, 2020, 2021 and 2022 such increase, with all other variables held constant, would have increased our total equity by ￦19 billion, increased our total equity by ￦6 billion and decreased our total equity by ￦2 billion, respectively.

As of December 31, 2020, 2021 and 2022, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our income before income tax by ￦1.0 billion, ￦0.7 billion and ￦0.7 billion, respectively. As of December 31, 2020, 2021 and 2022, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our total equity by ￦19 billion, decreased our total equity by ￦6 billion and increased our total equity by ￦2 billion, respectively.

The foregoing sensitivity analyses assume that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2020, 2021 and 2022, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our income before income tax by ￦3 billion, ￦2 billion and ￦3 billion, respectively, with a 10% decrease in the equity index having the opposite effect. As of December 31, 2020, 2021 and 2022, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦3 billion, ￦5 billion and ￦114 billion, respectively, with a 10% decrease in the equity index having the opposite effect. In 2022, such amounts increased significantly due to our acquisition of shares in Shinhan Financial Group Co., Ltd., Hyundai Motor Company and Hyundai Mobis Co., Ltd. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2022, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$150,825

Reimbursement of SEC filing fees	$0

Reimbursement of proxy process expenses (printing, postage and distribution)	$186,843

Reimbursement of legal fees (reimbursement received in 2022 in respect of 2021)	$4,744

Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$218,073

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our acting chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2022.

Samil PricewaterhouseCoopers, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2022, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Audit Committee is comprised of Eun-Jung Yeo, Chung-Gu Kang and Yong-Hun Kim. The board of directors has determined that Eun-Jung Yeo is the financial expert of the Audit Committee. Eun-Jung Yeo is independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers, our independent registered public accounting firm, during the fiscal years ended December 31, 2021 and 2022.

	Year Ended December 31,
	2021		2022
	(In millions)
Audit fees (1)	￦	4,255	￦	5,808
Tax fees (2)		219		97
All other fees		10		406

Total fees		4,484		6,311

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and the comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation of tax returns or non-recurring tax compliance review of original or amended tax returns.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)		Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Value of Shares that May Yet Be Purchased Under the Plans (In billions of Won)
January 1 to January 31	—	~~￦~~	—	—	~~￦~~	—
February 1 to February 29	—		—	—		—
March 1 to March 31	—		—	—		—
April 1 to April 30	—		—	—		—
May 1 to May 31	—		—	—		—
June 1 to June 30	—		—	—		—
July 1 to July 31	—		—	—		—
August 1 to August 31	—		—	—		—
September 1 to September 30	—		—	—		—
October 1 to October 31	—		—	—		—
November 1 to November 30	—		—	—		—
December 1 to December 31	—		—	—		—

Total	—	~~￦~~	—	—	~~￦~~	—

In February 2023, we entered into a trust agreement with Shinhan Securities Co., Ltd., pursuant to which our agent may acquire our common shares as treasury shares for up to ￦300 billion during the period from February 10, 2023 to August 9, 2023.

Item 16F.  Change in Registrant’s Certifying Accountant

On November 15, 2022, our Audit Committee approved the appointment of Deloitte Anjin as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal years ending December 31, 2023, 2024 and 2025, subject to the completion of the consolidated financial statements for the fiscal year ending December 31, 2022, and dismissed Samil PricewaterhouseCoopers, our former independent registered public accountants (including for the fiscal years ending December 31, 2020, 2021 and 2022) effective April 28, 2023, the date of completion of its audit of our financial statements for the fiscal year ending December 31, 2022 and the issuance of its report thereon. Deloitte Anjin was engaged on April 28, 2023 as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

The decision of our Audit Committee to dismiss Samil PricewaterhouseCoopers, and to appoint Deloitte Anjin, as our principal accountant to audit our financial statements prepared in accordance with IFRS, as issued by the IASB, was largely driven by the FSC’s designation of Deloitte Anjin as our external auditor in December 2022 pursuant to the requirement of the amended Act on External Audit of Stock Companies, which became effective in November 2018. The Act on External Audit of Stock Companies, as amended, requires that a publicly listed Korean company that was audited by an external auditor of its choice for six consecutive years change its external auditor to one designated by the FSC for a period of three consecutive years.

Samil PricewaterhouseCoopers’ reports on our consolidated financial statements for each of the two most recent fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through April 28, 2023, there were: (i) no disagreements between us and Samil PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Samil PricewaterhouseCoopers, would have caused Samil PricewaterhouseCoopers to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements; and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through April 28, 2023, neither we nor anyone on our behalf consulted Deloitte Anjin regarding either (i) the application of IFRS as issued by the IASB to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements (and neither a written report nor oral advice was provided to us that Deloitte Anjin concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue under IFRS, as issued by the IASB) or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the disclosure in this Item 16F to Samil PricewaterhouseCoopers and requested that Samil PricewaterhouseCoopers furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of Samil PricewaterhouseCoopers’ letter dated April 28, 2023 is filed as Exhibit 15.1 to this annual report for the fiscal year ended December 31, 2022.

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

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 4 out of 5 directors are outside directors.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	We have not established a nominating/corporate governance committee composed entirely of independent directors. However, we maintain an Outside Director Candidate Nominating Committee composed of all of our outside directors and one inside director. Operation of the Outside Director Candidate Nominating Committee is temporarily suspended until the election of new directors at the shareholders’ meeting. We also maintain a Corporate Governance Committee comprised of four outside directors and one inside director. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.
Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of three outside directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee which has a minimum of three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of three outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

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

Item 16I.  Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19. Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 to Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

2.4	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.5	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of Samil PricewaterhouseCoopers dated April 28, 2023

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, has been formatted in Inline XBRL

*	Filed previously.

(P)	Paper filing.

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of KT Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of KT Corporation and its subsidiaries
(the “Company”) as of December 31, 2022 and 2021,
and the related consolidated
statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework
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
Cash-Generating Units Impairment Assessment—Information and Communication Technology (“ICT”) Segment
As described in Notes 2.16, 11, 13 and 35 to the consolidated financial statements, the Company’s property and equipment and intangible assets balance was KRW 17,902,012 million. A large portion of the Company’s property and equipment and intangible assets is related to the Cash-Generating Units in the ICT segment (the “CGUs”). The long-lived assets of the CGUs are primarily comprised of property and equipment and intangible assets. The Company performs its impairment assessment for assets attributed to the CGUs when impairment indicators exist or in the case of goodwill and indefinite lived intangible assets at least annually. The Company identified three CGUs in the ICT segment. Those CGUs are Mobile, Fixed Line and Corporate Services. The Company compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amount of the CGUs was determined based on a discounted cash flow model which requires management to estimate significant assumptions, including the revenue growth rate, the terminal growth rate and the discount rate.
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
Cash-Generating Units Impairment Assessment—Cable television service (HCN Co., Ltd.) Segment
As described in Notes 2.16, 13 and 35 to the consolidated financial statements, the Company’s goodwill balance was KRW 708,223 million. A large portion of the Company’s goodwill is related to the Cash-Generating Unit in the Cable television service segment (the “CGU”). The Company performs its impairment assessment for assets attributed to the CGU when impairment indicators exist or in the case of goodwill and indefinite lived intangible assets at least annually. The Company compared the carrying value of the CGU to the estimated recoverable amount. The recoverable amount of the CGU was determined based on a discounted cash flow model which requires management to estimate significant assumptions, including the revenue growth rate, the terminal growth rate and the discount rate. As a result of the impairment test, KRW 24,006 million of the impairment loss was distributed as goodwill in full and reflected in other expenses during the year.
The principal considerations for our determination that performing procedures relating to the CGU impairment assessment is a critical audit matter are that there was significant judgment by management when developing the above estimates which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence related to management’s discounted cash flow model and significant assumptions, including the revenue growth rate, the terminal growth rate and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s CGU impairment assessment, including controls over management’s determination of the estimated recoverable amount of each CGU and development of significant assumptions, including the revenue growth rate, the terminal growth rate and the discount rate. These procedures also included, among others, testing management’s process for identifying CGU and determining the estimated recoverable amount of CGU, including evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the revenue growth rate, the terminal growth rate and the discount rate.

Evaluating management’s assumptions related to the revenue growth rate, the terminal growth rate and the discount rate involved evaluating whether the assumptions used by management were reasonable considering current and past performance of the CGU, management’s future plans, external market and industry data and whether these assumptions were consistent with evidence obtained in other areas of the audit. In addition, the discount rate was evaluated considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions, including the revenue growth rate, the terminal growth rate and the discount rate.
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
April 28, 2023
We have served as the Company’s auditor since 2010.

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position
Years Ended December 31, 2021 and 2022

(In millions of Korean won)	Notes	December 31, 2021		December 31, 2022

Assets

Current assets
Cash and cash equivalents	4,5,38	￦	3,019,592	￦	2,449,062
Trade and other receivables, net	4,6,38		5,087,490		6,098,072
Other financial assets	4,7,38		1,185,659		1,322,452
Current income tax assets			5,954		1,543
Inventories, net	8		514,145		717,673
Assets held for sale	10		1,187		—
Other current assets	9		2,044,323		2,101,212

Total current assets			11,858,350		12,690,014

Non-current assets
Trade and other receivables, net	4,6,38		1,091,326		1,491,046
Other financial assets	4,7,38		822,379		2,501,484
Property and equipment, net	11		14,464,886		14,772,179
Right-of-use assets	21		1,248,308		1,280,334
Investment properties, net	12,38		1,720,654		1,933,358
Intangible assets, net	13		3,447,333		3,129,833
Investments in associates and joint ventures	14		1,288,429		1,480,722
Deferred income tax assets	30		423,728		579,090
Net defined benefit assets	18		17,585		311,142
Other non-current assets	9		776,363		820,608

Total non-current assets			25,300,991		28,299,796

Total assets		￦	37,159,341	￦	40,989,810

F-
6

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position (Continued)
Years Ended December 31, 2021 and 2022

(In millions of Korean won)	Notes	December 31, 2021		December 31, 2022

Liabilities

Current liabilities
Trade and other payables	4,15	￦	6,641,422	￦	7,333,165
Borrowings	4,16		1,731,422		1,827,042
Other financial liabilities	4,7		72,807		8,791
Current income tax liabilities			266,430		232,382
Provisions	17		171,316		109,133
Deferred revenue			64,742		55,737
Other current liabilities	9		1,124,293		1,133,018

Total current liabilities			10,072,432		10,699,268

Non-current liabilities
Trade and other payables	4,15		1,338,781		1,064,099
Borrowings	4,16		6,706,281		8,179,643
Other financial liabilities	4,7		424,859		412,650
Defined benefit liabilities, net	18		197,883		51,654
Provisions	17		86,081		91,233
Deferred revenue			194,309		165,186
Deferred income tax liabilities	30		643,958		967,650
Other non-current liabilities	9		927,596		945,731

Total non-current liabilities			10,519,748		11,877,846

Total liabilities			20,592,180		22,577,114

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		13,287,390		14,255,316
Accumulated other comprehensive income	24		117,469		(77,776)
Other components of equity	24		(1,433,080)		(572,152)

Equity attributable to owners of the Controlling Company			14,976,536		16,610,145

Non-controlling interest			1,590,625		1,802,551

Total equity			16,567,161		18,412,696

Total liabilities and equity		￦	37,159,341	￦	40,989,810

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

F-
7

KT Corporation and Subsidiaries
Consolidated Statements of Profit or Loss
Years Ended December 31, 2020, 2021 and 2022

(In millions of Korean won)	Notes	2020		2021		2022

Operating revenue	26	￦	24,440,647	￦	25,205,659	￦	26,234,206
Revenue			24,099,394		24,898,005		25,638,855
Other income	27		341,253		307,654		595,351
Operating expenses	28		23,418,314		23,506,262		24,266,049

Operating profit			1,022,333		1,699,397		1,968,157
Finance income	29		498,614		726,283		690,428
Finance costs	29		(507,383)		(563,330)		(749,908)
Share of net profits of associates and joint ventures	14		18,041		116,061		(17,285)

Profit before income tax			1,031,605		1,978,411		1,891,392
Income tax expense	30		285,349		519,016		505,757

Profit for the year		￦	746,256	￦	1,459,395	￦	1,385,635

Profit for the year attributable to:
Owners of the Controlling Company		￦	700,889	￦	1,356,878	￦	1,260,470
Non-controlling interest		￦	45,367	￦	102,517	￦	125,165
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	31	￦	2,858	￦	5,759	￦	5,200
Diluted earnings per share	31	￦	2,858	￦	5,747	￦	5,196

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

F-
8

KT Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2020, 2021 and 2022

(In millions of Korean won)
	Notes	2020		2021		2022

Profit for the year		￦	746,256	￦	1,459,395	￦	1,385,635
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(60,181)		55,822		181,429
Shares of remeasurement gain (loss) of associates and joint ventures			786		(1,596)		(332)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income			51,696		144,890		(141,944)
Items that may be subsequently reclassified to profit or loss:
Loss on valuation of debt instruments at fair value through other comprehensive income			(9,699)		(15,110)		(16,630)
Valuation gain (loss) on cash flow hedge			(84,044)		141,855		64,091
Other comprehensive income (loss) from cash flow hedges reclassified to profit (loss)			111,431		(136,583)		(95,421)
Share of other comprehensive income (loss) from associates and joint ventures			15,932		(24,216)		(10,851)
Exchange differences on translation of foreign operations			(2,666)		505		17,464

Total other comprehensive income			23,255		165,567		(2,194)

Total comprehensive income for the year		￦	769,511	￦	1,624,962	￦	1,383,441

Total comprehensive income for the year attributable to:
Owners of the Controlling Company			727,077		1,510,373		1,234,651
Non-controlling interest			42,434		114,589		148,790
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

F-
9

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity
Years ended December 31, 2020, 2021 and 2022

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

F-
10

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2020, 2021 and 2022

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		￦	1,564,499	￦	1,440,258	￦	12,155,420	￦	86,051	￦	(1,234,784)	￦	14,011,444	￦	1,539,989	￦	15,551,433

Comprehensive income
Profit for the year			—		—		1,356,878		—		—		1,356,878		102,517		1,459,395
Remeasurements of net defined benefit liabilities	18		—		—		47,348		—		—		47,348		8,474		55,822
Share of gain on remeasurements of associates and joint ventures			—		—		(1,559)		—		—		(1,559)		(37)		(1,596)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(19,718)		—		(19,718)		(4,498)		(24,216)
Valuation gain on cash flow hedge	4,7		—		—		—		5,222		—		5,222		50		5,272
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		76,288		47,247		—		123,535		6,245		129,780
Exchange differences on translation of foreign operations			—		—		—		(1,333)		—		(1,333)		1,838		505

Total comprehensive income for the year			—		—		1,478,955		31,418		—		1,510,373		114,589		1,624,962

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Changes in scope of consolidation			—		—		—		—		—		—		(17,566)		(17,566)
Changes in ownership interest in subsidiaries			—		—		—		—		15,797		15,797		(22,620)		(6,823)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Disposal of treasury stock			—		—		—		—		50,954		50,954		—		50,954
Recognition of the obligation to purchase its own equity			—		—		—		—		(101,829)		(101,829)		—		(101,829)
Others			—		—		—		—		6,389		6,389		(5)		6,384

Subtotal			—		—		(346,985)		—		(198,296)		(545,281)		(63,953)		(609,234)

Balance as at December 31, 2021		￦	1,564,499	￦	1,440,258	￦	13,287,390	￦	117,469	￦	(1,433,080)	￦	14,976,536	￦	1,590,625	￦	16,567,161

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F-
11

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2020, 2021 and 2022

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2022		￦	1,564,499	￦	1,440,258	￦	13,287,390	￦	117,469	￦	(1,433,080)	￦	14,976,536	￦	1,590,625	￦	16,567,161

Comprehensive income
Profit for the year			—		—		1,260,470		—		—		1,260,470		125,165		1,385,635
Remeasurements of net defined benefit liabilities	18		—		—		165,524		—		—		165,524		15,905		181,429
Share of gain on remeasurements of associates and joint ventures			—		—		(189)		—		—		(189)		(143)		(332)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(8,291)		—		(8,291)		(2,560)		(10,851)
Valuation loss on cash flow hedge	4,7		—		—		—		(32,140)		—		(32,140)		810		(31,330)
Loss on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		4,091		(160,785)		—		(156,694)		(1,880)		(158,574)
Exchange differences on translation of foreign operations			—		—		—		5,971		—		5,971		11,493		17,464

Total comprehensive income for the year			—		—		1,429,896		(195,245)		—		1,234,651		148,790		1,383,441

Transactions with owners
Dividends paid by the Controlling Company			—		—		(450,393)		—		—		(450,393)		—		(450,393)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Changes in scope of consolidation			—		—		—		—		—		—		3,152		3,152
Changes in ownership interest in subsidiaries			—		—		—		—		88,924		88,924		32,695		121,619
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Acquisition of treasury stock			—		—		—		—		763,081		763,081		—		763,081
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—				—		51,476		51,476
Others			—		—		—		—		(2,654)		(2,654)		2,220		(434)

Subtotal			—		—		(461,970)		—		860,928		398,958		63,136		462,094

Balance as at December 31, 2022		￦	1,564,499	￦	1,440,258	￦	14,255,316	￦	(77,776)	￦	(572,152)	￦	16,610,145	￦	1,802,551	￦	18,412,696

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F-
12

KT Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2020, 2021 and 2022

(In millions of Korean won)
	Notes	2020		2021		2022
Cash flows from operating activities
Cash generated from operations	33	￦	4,745,293	￦	5,829,607	￦	3,835,879
Interest paid			(254,852)		(257,809)		(263,520)
Interest received			259,836		272,061		307,091
Dividends received			19,623		74,441		68,827
Income tax paid			(30,073)		(356,466)		(351,212)

Net cash inflow from operating activities			4,739,827		5,561,834		3,597,065

Cash flows from investing activities
Collection of loans			63,435		54,934		44,287
Loans granted			(48,731)		(54,128)		(43,694)
Disposal of financial assets at fair value through profit or loss			528,655		609,849		1,298,621
Disposal of financial assets at amortized cost			528,746		690,457		1,046,115
Disposal of financial assets at fair value through other comprehensive income			351,065		244,994		97,932
Disposal of assets held-for-sale			83,241		—		4,600
Disposal of investments in associates and joint ventures			24		10,880		34,828
Acquisition of investments in associates and joint ventures			(273,411)		(487,828)		(280,988)
Disposal of property and equipment, and investment properties			49,832		174,413		178,063
Acquisition of property and equipment, and investment properties			(3,207,566)		(3,495,021)		(3,439,857)
Acquisition of financial assets at fair value through profit or loss			(521,142)		(753,907)		(1,317,175)
Acquisition of financial assets at amortized cost			(759,180)		(623,924)		(1,450,442)
Acquisition of financial assets at fair value through other comprehensive income			(14,092)		(131,674)		(449,504)
Disposal of intangible assets			13,362		11,624		20,088
Disposal of right-of-use assets			2,023		318		97
Discontinued operations			205		—		—
Acquisition of intangible assets			(511,094)		(752,181)		(545,190)
Acquisition of right-of-use assets			(5,824)		(4,261)		(2,090)
Decrease in cash due to changes in scope of consolidation			(41,018)		(671,359)		(41,088)
Increase in cash due to changes in scope of consolidation			—		39,340		6,754

Net cash outflow from investing activities			(3,761,470)		(5,137,474)		(4,838,643)

Cash flows from financing activities	3 4
Proceeds from borrowings and debentures			1,795,221		2,899,567		4,234,570
Repayments of borrowings and debentures			(1,627,354)		(1,999,173)		(2,843,249)
Settlement of derivative assets and liabilities, net			36,594		(1,496)		35,083
Cash inflow from consolidated equity transactions			—		67,693		125,066
Cash outflow from consolidated equity transactions			(1,192)		(11,001)		(28,848)
Cash inflow from other financing activities			35,854		2,556		2,193
Dividends paid to shareholders			(310,567)		(350,334)		(476,800)
Acquisition of treasury stock			(114,683)		(193,626)		—
Cash outflow from other financing activities			—		(60,901)		—
Decrease in leases liabilities			(447,784)		(394,567)		(378,684)
Decrease in other liabilities			(13,674)		—		—

Net cash outflow from financing activities			(647,585)		(41,282)		669,331

Effect of exchange rate change on cash and cash equivalents			(2,042)		1,890		1,717

Net increase (decrease) in cash and cash equivalents			328,730		384,968		(570,530)
Cash and cash equivalents
Beginning of the year	5		2,305,894		2,634,624		3,019,592

End of the year	5	￦	2,634,624	￦	3,019,592	￦	2,449,062

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

F-
13

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

1.	General Information
The consolidated financial statements as of December 31, 2022 include the accounts of KT Corporation, which is the controlling company as defined under IFRS 10, Consolidated Financial Statements, and its 85 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company
KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication
services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.
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
shares
in the Controlling Company.

1.2	Consolidated Subsidiaries
The consolidated subsidiaries as at December 31, 2021 and 2022, are as follows:

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2021	December 31, 2022	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. 2,4	Submarine cable construction and maintenance	Korea	39.3%	32.9%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.) 4	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December

F-
14

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2021	December 31, 2022	Closing month
VP Inc. 4	Payment security service for credit card, others	Korea	50.9%	69.7%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. 4	Internet banking ASP and security solutions	Korea	58.2%	61.3%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. 4	System integration and maintenance	Korea	95.5%	95.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation 3,4	Online music production and distribution	Korea	36.2%	36.0%	December
KT MOS Bukbu Co., Ltd. 4	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. 4	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife 4	Satellite TV	Korea	50.3%	50.2%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc . (KT AMC Co., Ltd.)	Asset management, real estate and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. 3,4	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
KTCS Corporation 2,4	Database and online information provider	Korea	32.2%	34.1%	December
KTIS Corporation 2,4	Database and online information provider	Korea	31.4%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December

F-
1
5

KT Corporation and Subsidiaries
Notes to the Consolidated
Financial
Statements
December 31, 2020, 2021 and 2022

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2021	December 31, 2022	Closing month
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	100.0%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	80.0%	79.8%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae 3	Book contents service	Korea	38.6%	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Epsilon M E A General Trading LLC 3	Local counter work	United Arab Emirates	49.0%	49.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Alticast B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Alticast Company Limited	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	—	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	—	75.0%	December

F-
1
6

KT Corporation and
Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2021	December 31, 2022	Closing month
KT DX Vietnam Company Limited	Software development	Vietnam	—	100.0%	December
kt cloud Co., Ltd.	Information telecommunication business	Korea	—	100.0%	December
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	—	80.9%	December
Alpha DX Solution Co., Ltd.	Data communication service	Korea	—	100.0%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	—	67.0%	December
KT Primorye IDC LLC	Data processing and associated service delivery	Russia	—	99.0%	December
Juice Inc. 3	Online information provider/Software development and delivery	Korea	—	41.2%	December
SPARK AND ASSOCIATES INC.	Network service industry	Korea	—	100.0%	December

1	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
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

4	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

1.3	Changes in Scope of Consolidation
Subsidiaries
newly
included and excluded in the consolidation during the year ended December 31, 2022:

Changes	Location	Name of Subsidiary	Reason
Included	Russia	KT RUS LLC	Newly established
Included	Korea	Hangang Real Estate Investment Trust No. 24	Newly established
Included	Vietnam	KT DX Vietnam Company Limited	Newly established
Included	Korea	kt cloud Co., Ltd.	Newly established
Included	Korea	Pocheon Jeonggyori Development Co., Ltd.	Newly established
Included	Korea	Alpha DX Solution Co., Ltd.	Split-off
Included	Indonesia	PT CRANIUM ROYAL ADITAMA	Transferred
Included	Russia	KT Primorye IDC LLC	Newly established
Included	Korea	SPARK AND ASSOCIATES INC.	Transferred
Included	Korea	Juice Inc.	Transferred
Excluded	Korea	MEDIA GENIE Co., Ltd.	Merged
Excluded	Korea	kt seezn Co., Ltd.	Merged
Excluded	UK	7D Digital Limited	Liquidated
Excluded	Korea	Whowho&Company Co., Ltd.	Merged

F-1
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2020, 2021 and 2022 is as follows:

( in millions of Korean won)	December 31, 2020
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	￦	119,694	￦	18,833	￦	65,897	￦	3,809
KT Linkus Co., Ltd.		58,372		54,022		84,519		(3,212)
KT Submarine Co., Ltd.		116,813		14,032		110,201		1,197
KT Telecop Co., Ltd.		318,456		193,737		392,489		212
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		288,949		92,599		350,231		2,080
KT Service Bukbu Inc.		60,825		56,554		217,451		(871)
KT Service Nambu Inc.		58,182		51,460		264,776		(456)
BC Card Co., Ltd. 1		3,084,398		1,778,751		3,387,640		39,455
H&C Network 1		269,651		61,365		322,690		2,413
Nasmedia Co., Ltd. 1		422,039		221,371		113,136		23,134
KTDS Co., Ltd. 1		183,297		133,129		499,990		10,635
KT M Hows Co., Ltd.		104,704		76,315		44,860		6,935
KT M&S Co., Ltd.		231,260		197,306		661,533		(485)
GENIE Music Corporation		250,538		88,488		247,237		9,472
KT MOS Bukbu Co., Ltd.		32,167		26,070		67,975		1,473
KT MOS Nambu Co., Ltd.		33,765		24,947		71,259		1,639
KT Skylife Co., Ltd. 1		919,476		175,039		706,631		58,190
KT Estate Inc. 1		1,689,601		325,429		365,335		14,370
KTGDH Co., Ltd. (KTSB Data Service)		11,003		1,669		4,282		538
KT Sat Inc.		630,740		92,791		173,693		14,753
KT Sports Inc.		26,572		14,940		46,608		(2,516)
KT Music Contents Fund No.1		4,844		1,525		243		84
KT Music Contents Fund No.2		15,021		285		169		(116)
KT-Michigan Global Contents Fund		10,382		175		111		(1,420)
Autopion Co., Ltd.		4,903		4,961		6,174		(2,459)
KT M Mobile Inc.		129,011		27,281		163,472		(3,617)
KT Investment Co., Ltd. 1		115,627		93,695		47,801		4,680
KTCS Corporation 1		384,919		215,175		933,006		11,323
KTIS Corporation		294,289		126,894		454,172		7,387
Next Connect PFV Inc.		394,268		37,271		26		(7,101)
KT Japan Co., Ltd. 1		2,694		2,622		1,853		1
Korea Telecom China Co., Ltd.		381		21		618		(492)
KT Dutch B.V. 1		29,585		10,109		26,782		6,061
KT AMERICA, INC		4,498		125		6,808		712
KT Rwanda Networks Ltd. 2		114,768		191,781		17,870		(34,610)
KT Belgium		87,608		—		(81)		(81)
KBTO sp.z o.o.		438		117		490		(2,823)
AOS Ltd. 2		11,812		3,875		5,719		296
KT Hong Kong Telecommunications Co., Ltd.		6,159		2,800		16,386		1,308
KT Hopemate		3,720		2,787		5,239		(13)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.		5,703		1,165		333		83
Storywiz Co., Ltd		21,594		10,065		19,209		(1,954)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		138,220		102,963		346,040		(8,461)

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

F-1
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

(In millions of Korean won)	December 31, 2021
	Total assets		Total liabilities		Operating revenues 3		Profit (loss) for the year 3
KT Linkus Co., Ltd	￦	54,219	￦	53,316	￦	81,434	￦	(3,095)
KT Submarine Co., Ltd.		110,390		10,736		31,374		(3,183)
KT Telecop Co., Ltd.		363,224		233,797		515,456		3,985
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		390,671		172,767		471,870		(8,692)
KT Service Bukbu Inc.		59,341		54,070		231,602		1,128
KT Service Nambu Inc.		62,513		52,695		271,174		1,430
BC Card Co., Ltd. 1		3,933,427		2,481,004		3,580,970		120,308
H&C Network Co., Ltd. 1		88,616		4,993		227,604		11,995
Nasmedia Co., Ltd. 1		490,394		268,618		125,876		27,120
KTDS Co., Ltd. 1		341,358		199,831		632,899		21,464
KT M&S Co., Ltd.		241,377		203,051		710,634		3,496
KT MOS Bukbu Co., Ltd.		32,511		25,402		70,212		1,637
KT MOS Nambu Co., Ltd.		36,741		26,053		71,940		2,016
KT Skylife Co., Ltd. 1		1,275,645		469,694		772,950		62,309
KT Estate Inc. 1		2,370,940		791,884		577,578		213,203
KTGDH Co., Ltd.		11,464		1,560		4,423		553
KT Sat Inc.		593,616		34,169		174,750		20,830
KT Sports Inc.		29,524		19,740		67,612		(2,039)
KT Music Contents Fund No.2		14,985		278		253		(30)
KT-Michigan Global Contents Fund		3,552		112		13,592		10,032
KT M Mobile Inc.		144,175		40,749		204,641		5,918
KT Investment Co., Ltd. 1		87,366		66,108		21,040		(697)
KTCS Corporation 1		416,750		234,172		968,499		19,034
KTIS Corporation		369,361		177,619		487,801		24,944
Next Connect PFV Inc.		518,441		167,963		—		(6,519)
KT Japan Co., Ltd. 1		1,474		2,633		1,298		(142)
KT America, Inc.		4,884		101		6,508		201
KT Rwanda Networks Ltd. 2		125,860		236,389		23,328		(28,770)
AOS Ltd. 2		11,539		2,812		6,942		823
KT Hong Kong Telecommunications Co., Ltd.		6,613		1,346		18,825		1,313
KT Hopemate 1		6,311		2,978		12,538		116
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		185,850		144,832		284,998		366
KT Studio Genie Co., Ltd. 1,		648,534		276,933		90,047		(16,443)
Lolab Co., Ltd.		26,726		897		2,107		(134)
East Telecom LLC 1		35,904		22,088		11,960		2,487
KT ES Pte. Ltd. 1		240,331		80,597		15,157		(6,355)
KT Philippines		3,641		1,243		—		—
Altimedia Corporation 1		32,338		9,742		6,968		1,037

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

( i n millions of Korean won)	December 31, 2022
	Total assets		Total liabilities		Operating revenues 3		Profit (loss) for the year 3
KT Linkus Co., Ltd.	￦	47,734	￦	47,498	￦	76,135	￦	(614)
KT Submarine Co., Ltd.		120,255		7,884		42,848		(12,126)
KT Telecop Co., Ltd.		370,004		230,965		517,406		4,267
KT Alpha Co., Ltd. 1 (KT Hitel Co., Ltd.)		406,236		172,211		516,737		13,115
KT Service Bukbu Co., Ltd.		74,673		65,820		252,304		3,227
KT Service Nambu Co., Ltd.		80,450		66,479		301,720		3,067
BC Card Co., Ltd. 1		5,666,075		4,109,200		3,897,090		148,341
H&C Network		82,737		6,640		27,392		992
Nasmedia Co., Ltd. 1		516,945		275,730		153,211		27,691
KTDS Co., Ltd. 1		401,932		228,474		723,161		30,941
KT M&S Co., Ltd.		255,310		204,336		730,802		8,105
KT MOS Bukbu Co., Ltd.		38,684		22,553		83,085		4,607
KT MOS Nambu Co., Ltd.		42,011		25,416		83,330		5,035
KT Skylife Co., Ltd. 1		1,359,166		503,679		1,038,468		20,941
KT Estate Inc. 1		2,480,333		833,842		478,188		58,780
KT GDH Co., Ltd.		12,059		1,596		4,323		451
KT Sat Co., Ltd.		677,980		89,644		185,313		28,073
KT Sports Co., Ltd.		28,220		15,461		65,350		(7,302)
KT Music Contents Fund No.2		15,718		277		1,040		735
KT-Michigan Global Content Fund		2,371		27		33		(1,095)
KT M Mobile Co., Ltd.		152,114		49,816		262,918		4,731
KT Investment Co., Ltd. 1		103,354		79,182		15,136		2,840
KTCS Corporation 1		419,726		228,618		1,031,010		17,634
KTIS Corporation		396,208		199,204		536,229		15,917
Next Connect PFV		624,734		277,967		3		(3,712)
KT Japan Co., Ltd. 1		1,888		3,141		3,263		226
KT America, Inc.		5,945		843		8,070		37
KT Rwanda Networks Ltd. 2		126,721		267,369		30,834		(27,467)
AOS Ltd. 2		10,972		905		8,049		1,274
KT Hong Kong Telecommunications Co., Ltd.		10,505		4,768		20,413		51
KT Huimangjieum 1		6,984		2,582		22,860		494
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		141,463		89,853		258,435		10,302
KT Studio Genie Co., Ltd. 1		987,270		268,911		723,580		189,498
Lolab Co., Ltd.		35,091		17,247		74,881		(7,985)
East Telecom LLC 1		42,691		21,645		27,030		6,419
KT ES Pte. Ltd. 1		240,721		88,640		78,815		(23,957)
KTP SERVICES INC.		3,832		2,044		776		(255)
Altimedia Corporation 1		44,861		15,777		47,203		6,035
KT RUS LLC 1		967		16		5		(871)
KT DX Vietnam Company Limited		1,815		6		—		26
kt cloud Co., Ltd. 1		1,348,684		245,872		432,118		14,712

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.
3	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

F-
2
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
Management
also
needs
to exercise
judgement
in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions
and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures
(1) New and amended standards adopted by the Group
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2022.
- Amendments to IFRS 16
Leases – Concession on COVID-19—Related Rent Concessions Beyond June 30, 2021
The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments do not have a significant impact on the consolidated financial statements.
- Amendments to IFRS 3
Business Combination – Reference to the Conceptual Framework
The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37
Provisions, Contingent Liabilities and Contingent Assets
, and IFRIC 21
Levies
. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the consolidated financial statements.

F-
2
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
(2) New standards and interpretations not yet adopted by the Group
The following new accounting standards and interpretations that have been published are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group.
- Amendments to IAS 1
Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current
The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1,
2024
, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

F-
2
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
- IAS 8
Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates
The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments will have a significant impact on the financial statements.
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
-
IAS 1 Presentation of Financial Statements – Disclosure of Gain or Loss on Valuation of Financial Liabilities Subject to Adjustment of Exercise Price
If the entire or a part of financial instrument, whose exercise price is subject to change due to the issuer’s share price, is classified as a financial liability, the carrying amount of the financial liability and related gains and losses shall be disclosed. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments wil
l
have a significant impact on the consolidated financial statements.

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

F-
2
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
(2) Changes in ownership interests in subsidiaries without loss of control
Any differences between the amount of the adjustment to non-controlling interest that do not result in loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.
(3) Disposal of subsidiaries
When the Group ceases to have control over a subsidiary, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.
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

F-
2
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 35). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

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
Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs.
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

F-
2
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
,
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

•
Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income’
or
‘
finance costs’ and impairment loss in ‘finance
costs’
 or
‘
operating expenses’.

F-2
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
income’
or
‘
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
income’
or
‘
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
December 31, 2020, 2021 and 2022

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
The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 38.
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
December 31, 2020, 2021 and 2022

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
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Vehicles	4 – 10 years
Tools	2 – 6 years
Office equipment	2 – 6 years
The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property
Real estate held for rental income or investment gains is classified as investment property and right-of-use asset. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 5 to 40 years.

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

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

(2) Intangible assets excluding goodwill
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership
), subscription rights, broadcast license, facility-use rights, and transportation rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	3 – 7 years
Software	3 – 7 years
Frequency usage rights	5 – 10 years
Others 1	1 – 50 years

1
Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility usage rights and transportation license included in others are classified as intangible assets with indefinite useful life.

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
Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are deferred and

are presented as a credit in the statement of profit or loss within ‘other income’.

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

F-
3
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
Borrowings are
initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (
net of
transaction cost) and the
redemption
amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until the draw-down occurs
. There is a high possibility that
borrowings
will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for liquidity services
and then amortized over the relevant borrowing limit period.
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

F-
3
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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

F-
3
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
December 31, 2020, 2021 and 2022

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
(a) Lessee
The Group leases various repeater server rack, offices, communication line facilities, machinery, cars, and others.
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

F-
3
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as vehicles, machinery,
and
others
. Low-value assets are comprised of tools, equipment, and others.
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
December 31, 2020, 2021 and 2022

reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Controlling Company.

2.26	Revenue Recognition
(a) Identifying performance obligations
The Group mainly provides telecommunication services and sells handsets. The Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets, and others. Revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.
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
(c) Incremental contract acquisition costs
The Group pays the commission fees when new customers subscribe for telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Group recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when it is incurred if the amortization period of the asset is one year or less.
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
December 31, 2020, 2021 and 2022

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
The consolidated financial statements of 2022 were approved for issuance by the Board of Directors on April 13, 2023 and are subject to change with the approval of shareholders at their Annual General Meeting.

3.	Critical Accounting Estimates and Assumptions
The preparation of financial statements requires the Group to make estimates and assum ptio
ns
concerning
the future. Management also needs to exercise judgement in applying the Group’s

F-3
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the actual results, it poses significant risk of resulting in a material adjustment.
Estimates and assumptions that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

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
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 3
8
).

3.4	Net Defined Benefit Liability
The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18)

3.5	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets
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

F-3
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

3.6	Critical Judgments in Determining the Lease Term
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

4.	Financial Instruments by Category
Financial instruments by category as at December 31, 202
1 an
d 2022, are as follows:

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	3,019,592	￦	—	￦	—	￦	—	￦	3,019,592
Trade and other receivables		5,687,103		—		491,713		—		6,178,816
Other financial assets		608,389		952,319		347,877		99,453		2,008,038

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	￦	7,980,203	￦	—	￦	—	￦	—	￦	7,980,203
Borrowings		8,437,703		—		—		—		8,437,703
Other financial liabilities		263,500		216,040		18,126		—		497,666
Lease liabilities		—		—		—		1,159,369		1,159,369

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,449,062	￦	—	￦	—	￦	—	￦	2,449,062
Trade and other receivables		7,459,994		—		129,124		—		7,589,118
Other financial assets		1,060,058		1,064,856		1,508,192		190,830		3,823,936

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	￦	8,397,264	￦	—	￦	—	￦	—	￦	8,397,264
Borrowings		10,006,685		—		—		—		10,006,685
Other financial liabilities		246,606		141,280		33,555		—		421,441
Lease liabilities		—		—		—		1,172,038		1,172,038

F-
4
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Gains or losses arising from financial instruments by category for the years ended December 31, 2020, 2021 and 2022, are as follows:

(in millions of Korean won)	2020		2021		2022
Financial assets at amortized cost
Interest income 1	￦	55,742	￦	74,937	￦	144,505
Gain (loss) on foreign currency transactions 4		(19,244)		12,826		23,824
Gain (loss) on foreign currency translation		(3,895)		2,911		(2,151)
Gain (loss) on disposal		138		35		(81)
Loss on valuation		(140,474)		(110,286)		(132,102)
Financial assets at fair value through profit or loss
Interest income 1		6,548		3,673		6,008
Dividend income 5		4,379		21,499		4,600
Gain (loss) on valuation 6		59,044		64,659		(29,282)
Gain (loss) on disposal		(329)		29,974		2,347
Gain (loss) on foreign currency transactions 4		(38)		—		1,100
Gain on foreign currency translation		—		17,794		13,711
Financial assets at fair value through other comprehensive income
Interest income 1		227,736		222,290		190,281
Dividend income 5		56		1,365		9,522
Loss on valuation		—		—		(61)
Loss on disposal		(8,152)		(22,712)		(62,183)
Other comprehensive income (loss) for the year 2		41,997		129,780		(158,574)
Derivatives used for hedging
Gain on transactions		6,050		—		27,628
Loss (gain) on valuation 7		(2,707)		203,961		150,699
Other comprehensive income (loss) for the year 2		(2,373)		144,967		88,048
Reclassified to profit or loss from other comprehensive income (loss) for the year 2,3		3,645		(143,305)		(110,616)
Financial liabilities at fair value through profit or loss
Gain on valuation		119		42,447		30,031
Gain on disposal		799		2,136		—
Interest expense 1		—		—		(4,046)
Gain (loss) on foreign currency transactions 4		—		(2)		24
Derivatives used for hedging
Gain (loss) on transactions		1,141		(6,208)		(1,291)
Loss on valuation		(161,003)		(7,206)		(17,237)
Other comprehensive loss for the year 2		(81,671)		(3,112)		(23,957)
Reclassified to profit or loss from other comprehensive income for the year 2,3		107,786		6,722		15,195
Financial liabilities at amortized cost
Interest expense 1		(220,945)		(232,197)		(275,302)
Loss on foreign currency transactions 4		(10,717)		(3,580)		(34,574)
Gain (loss) on foreign currency translation		141,849		(201,623)		(168,577)
Lease liabilities
Interest expense 1		(44,091)		(36,650)		(41,469)

Total	￦	(38,610)	￦	215,095	￦	(353,980)

F-
4
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

1
BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is
￦
68,869
million (2020: ￦20,854 million, 2021:
￦
27,440 million) and related interest expense recognized as operating expense is
￦
27,060
million (2020: ￦1,456 million, 2021:
￦
5,458 million) for the year ended December 31, 2022.

2	The amounts directly reflected in equity after adjustments of deferred income tax.
3
During the current and previous year, certain derivatives of the Group was settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4
BC Card Co., Ltd., a subsidiary of the Group, recognized foreign currency transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency transaction gain and loss recognized as operating revenue and expense amount to foreign exchange gain
￦
 3,569
million (2020: transaction loss ￦19,687 million, 2021 foreign exchange gain and loss:
￦
2,373 million), respectively, for the year ended December 31, 2022.

5
BC Card Co., Ltd., a subsidiary of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is
￦
2,299
million (2020: ￦2,059 million, 2021:
￦
1,340 million) for the year ended December 31, 2022.

6
KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized gain and loss on valuation of financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to valuation loss
￦
7,860
million (2020: valuation gain ￦40,822 million, 2021 valuation loss:
￦
15,459 million), for the year ended December 31, 2022.

7
BC Card Co., Ltd., a subsidiary of the Group, recognized gain and loss on valuation of derivatives as operating income and expenses. Related valuation gain and loss recognized as operating revenue and expense is
￦
418 million for the year ended December 31, 2022.

5.	Cash and Cash Equivalents
Restricted cash and cash equivalents as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021	December 31, 2022	Description
Bank deposits	￦ 28,219	￦ 29,874	Deposit restricted for government project and others
Cash and cash equivalents in the
consolidated statements
of financial position equal to cash and cash equivalents in the statement of cash flows.

F-
4
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

6.	Trade and Other Receivables
Trade and other receivables as at December 31, 2021 and 2022, are as follows:

	December 31, 2021
( i n millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,337,398	￦	(346,869)	￦	(7,662)	￦	2,982,867
Other receivables		2,201,781		(93,256)		(3,902)		2,104,623

Total	￦	5,539,179	￦	(440,125)	￦	(11,564)	￦	5,087,490

Non-current assets
Trade receivables	￦	612,654	￦	(2,856)	￦	(17,351)	￦	592,447
Other receivables		621,195		(108,131)		(14,185)		498,879

Total	￦	1,233,849	￦	(110,987)	￦	(31,536)	￦	1,091,326

	December 31, 2022
( i n millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,439,542	￦	(342,539)	￦	(6,926)	￦	3,090,077
Other receivables		3,092,261		(82,243)		(2,023)		3,007,995

Total	￦	6,531,803	￦	(424,782)	￦	(8,949)	￦	6,098,072

Non-current assets
Trade receivables	￦	408,098	￦	(1,199)	￦	(11,540)	￦	395,359
Other receivables		1,249,096		(136,300)		(17,109)		1,095,687

Total	￦	1,657,194	￦	(137,499)	￦	(28,649)	￦	1,491,046

The fair values of trade and other receivables with original maturities less than one year are
equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

F-
4
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Details of changes in provision for impairment for the years ended December 31, 2021 and 2022, are as follows:

	2021				2022
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	327,315	￦	204,604	￦	349,725	￦	201,387
Provision		82,329		23,015		64,522		65,941
Reversal		—		(508)		—		(850)
Write-off/transfer		(62,564)		(25,900)		(69,430)		(49,904)
Changes in consolidation scope		416		(300)		(43)		—
Others		2,229		476		(1,036)		1,969

Ending balance	￦	349,725	￦	201,387	￦	343,738	￦	218,543

Provisions for impairment on trade and other receivables are recognized as operating expenses and finance costs.
Details of other receivables as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Loans	￦	101,718	￦	98,953
Receivables 1		1,872,467		2,668,545
Accrued income		5,933		32,218
Refundable deposits		349,360		339,450
Loans receivable		328,753		1,013,428
Finance lease receivables		85,370		105,690
Others		61,288		63,941
Less: Provision for impairment		(201,387)		(218,543)

	￦	2,603,502	￦	4,103,682

1	The settlement receivables of BC Card Co., Ltd. amounting to ￦ 1,960,579 million (December 31, 2021: ￦ 1,108,936 million) are included.
The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2022.
A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

F-
4
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

7.	Other Financial Assets and Liabilities
Details of other financial assets and liabilities as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Other financial assets
Financial assets at amortized cost 1	￦	608,389	￦	1,060,058
Financial assets at fair value through profit or loss 1,2		952,319		1,064,856
Financial assets at fair value through other comprehensive income 1		347,877		1,508,192
Derivatives used for hedging		99,453		190,830
Less: Non-current		(822,379)		(2,501,484)

Current	￦	1,185,659	￦	1,322,452

Other financial liabilities
Financial liabilities at amortized cost 3	￦	263,500	￦	246,606
Financial liabilities at fair value through profit or loss		216,040		141,280
Derivatives used for hedging		18,126		33,555
Less: Non-current		(424,859)		(412,650)

Current	￦	72,807	￦	8,791

1
As at December 31, 2022, the Group’s other financial assets amounting to
￦
102,215 million (December 31, 2021:
￦
115,033 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

2	As at December 31, 2022, the Group provided investments in Korea Software Financial Cooperative amounting to ￦ 5,626 million as a collateral for the payment guarantee provided by the Cooperative.
3	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and MILLIE Co., Ltd. (Note 20).
Details of financial assets at fair value through profit or loss as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Equity Instruments (Listed)	￦	24,285	￦	26,647
Equity Instruments (Unlisted)		64,835		72,517
Debt securities		862,481		942,274
Derivatives held for trading 1		718		23,418

Total		952,319		1,064,856
Less: non-current		(488,040)		(609,887)

Current	￦	464,279	￦	454,969

1
During the year ended December 31, 2022, derivative assets amount to
￦
18,996 million, which is recognized by an agreement with LS Cable & System Ltd. In connection with KT Submarine Co., Ltd. (Note 20).

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2022.

F-
4
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Details of financial assets at fair value through other comprehensive income as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Equity Instruments (Listed) 1	￦	19,079	￦	1,006,476
Equity Instruments (Unlisted)		234,048		496,284
Debt securities		94,750		5,432

Total		347,877		1,508,192
Less: non-current		(259,435)		(1,508,192)

Current	￦	88,442	￦	—

1	As at December 31, 2022, financial assets at fair value through other comprehensive income include shares of Shinhan Financial Group Co., Ltd., HYUNDAI MOBIS, and HYUNDAI MOTOR COMPANY.
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
During the period ended December 31, 2021, the Group sold all Mastercard Inc. shares. The fair value of the shares sold is
￦
206,840 million, and the cumulative amount recognized in comprehensive income after tax is
￦
76,296 million. Of these,
￦
53,052 million is reclassified as retained earnings attributable to owners of the Controlling Company.
Details of valuation of derivatives
used for hedging as at December 31, 2021 and 2022, are as follows:

	December 31, 2021				December 31, 2022
( i n millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap 1, 3	￦	—	￦	77	￦	4,236	￦	—
Currency swap 2, 3		99,453		18,049		186,594		33,555

Total		99,453		18,126		190,830		33,555
Less: non-current		(67,889)		(242)		(147,141)		(33,555)

Current	￦	31,564	￦	17,884	￦	43,689	￦	—

1	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
2
The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

3
The amount of derivatives subject to the second phase of interest rate indicator reform is assets
￦
100,537 million, liabilities
￦
500 million and the Group is assessing the impact of switching to an alternative interest rate indicator.

The full
fa
ir
value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

F-4
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2020, 2021 and 2022, are as follows:

( i n millions of Korean won)	2020						2021						2022
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income 1		Valuation gain		Valuation loss		Other comprehensive income 1		Valuation gain		Valuation Loss		Other comprehensive income 1
Interest rate swap	￦	—	￦	—	￦	(567)	￦	—	￦	—	￦	1	￦	63	￦	490	￦	4,666
Currency swap		—		161,661		(113,175)		203,961		7,206		191,569		154,611		20,723		79,781
Currency forwards		—		2,049		—		—		—		—		—		—		754

Total	￦	—	￦	163,710	￦	(113,742)	￦	203,961	￦	7,206	￦	191,570	￦	154,674	￦	21,213	￦	85,201

1	The amounts directly reflected in equity are before adjustments of deferred income tax and allocation to the non-controlling interest.
The ineffective portion recognized in profit or loss on the cash flow hedges are
valuation
gains
of
￦
2,707 million for the
year ended December 31, 2022
(2020: valuation loss of
￦
2,711 million, 2021: valuation gain of
￦
11,825 million).
The unsettled amount of derivative instruments for the years ended December 31, 2021 and 2022, are as follows:
(i) Hedging instruments

( i n millions of Korean won and thousands of foreign currencies)	2021
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,016,350	￦	2,322,085	￦	93,948	￦	77	￦	186,130
JPY	30,000,000		326,751		—		18,049		(7,199)
SGD	284,000		245,208		5,431		—		18,387
EUR	7,700		10,283		74		—		51

Total		￦	2,904,327	￦	99,453	￦	18,126	￦	197,369

( i n millions of Korean won and thousands of foreign currencies)	2022
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,111,509	￦	2,527,626	￦	160,243	￦	32,936	￦	170,856
JPY	400,000		4,357		—		409		(308)
SGD	284,000		245,208		26,351		—		20,511
EUR	7,700		10,283		—		210		129
KRW	—		170,000		4,236		—		4,717

Total		￦	2,957,474	￦	190,830	￦	33,555	￦	195,905

F-4
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

(ii) Hedged item

( i n millions of Korean won)
	2021						2022
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves 1		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves 1
USD	￦	2,401,943	￦	(177,120)	￦	21,826	￦	2,675,885	￦	(170,010)	￦	(13,947)
JPY		309,072		7,199		269		3,813		308		116
SGD		249,108		(15,570)		3,071		267,843		(18,720)		3,406
EUR		10,336		(53)		18		10,404		(121)		582
KRW		—		—		—		101,035		(4,655)		4,385

Total	￦	2,970,459	￦	(185,544)	￦	25,184	￦	3,058,980	￦	(193,198)	￦	(5,458)

1	The amount is after the deferred tax directly added or subtracted to the capital is reflected.
Details of financial liabilities at fair value through profit or loss as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Derivatives held for trading 1,2,3	￦	216,040	￦	141,280

1
The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the year period ended December 31, 2021. According to the Drag-Along Right, if K Bank Inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors.

2	The amount includes derivatives for convertible bonds issued by the Group (Note 16).
3
During the year ended December 31, 2022, derivative liabilities recognized amount to
￦
930 million, which is recognized by an agreement with LS Cable & System Ltd. in connection with KT Submarine Co., Ltd. (Note 20).

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020				2021				2022
( i n millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivatives held for trading	￦	172	￦	53	￦	51,187	￦	8,741	￦	24,683	￦	1,800

F-4
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

8.	Inventories
Inventories as at December 31, 2021 and 2022, are as follows:

	December 31, 2021						December 31, 2022
( i n millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation Allowance		Book amount
Merchandise	￦	601,360	￦	(120,304)	￦	481,056	￦	768,748	￦	(96,010)	￦	672,738
Others		33,089		—		33,089		44,935		—		44,935

Total	￦	634,449	￦	(120,304)	￦	514,145	￦	813,683	￦	(96,010)	￦	717,673

Cost of inventories recognized as expenses for year ended December 31, 2022, amounts to
￦
3,485,288 million (2020:
￦
3,938,842 million, 2021:
￦
3,787,203 million) and reversal of valuation loss on inventory recognized amounts to
￦
24,294 million for year ended December 31, 2022 (2020: valuation loss on inventory amounts to
￦
11,214 million, 2021: valuation loss on inventory amounts to
￦
12,920 million).

9.	Other Assets and Liabilities
Other assets and liabilities as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Other assets
Advance payments	￦	151,266	￦	181,150
Prepaid expenses		100,697		107,775
Contract cost		1,801,244		1,817,678
Contract assets		745,085		802,253
Others		22,212		12,964
Less: Non-current		(776,363)		(820,608)

Current	￦	2,044,323	￦	2,101,212

Other liabilities
Advances received 1	￦	372,375	￦	387,986
Withholdings		135,160		155,017
Unearned revenue 1		35,577		46,493
Lease liabilities		1,159,369		1,172,038
Contract liabilities		323,651		284,107
Others		25,757		33,108
Less: Non-current		(927,596)		(945,731)

Current	￦	1,124,293	￦	1,133,018

1	The amounts include adjustments arising from adoption of IFRS 15 R evenue from Contracts with Customers (Note 26).

10.	Assets Held for Sale
With the decision to sell certain properties and other assets during the year ended December 31, 2021, the Group has classified
￦
1,187 million as assets held for sale. During the year ended December 31, 2021, the Group recognized impairment loss of
￦
11 million for assets held, and classified them as other expenses (impairment loss on assets held for sale). The assets were

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

disposed during the period ended December 31, 2022, and the Group recognized gain on disposal of
￦
3,305 million for assets held. There are no assets held for sale as of the end of reporting period.

11.	Property and Equipment
Changes in property and equipment for the years ended December 31, 2021 and 2022, are as follows:

	2021
( i n millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,334,759	￦	4,402,691	￦	39,182,265	￦	1,619,822	￦	1,046,795	￦	47,586,332
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,094,669)		(29,867,282)		(1,414,170)		(3,960)		(33,380,213)

Beginning, net		1,334,627		2,308,022		9,314,983		205,652		1,042,835		14,206,119
Acquisition and capital expenditure		60,817		36,446		28,159		55,336		2,947,335		3,128,093
Disposal and termination		(45,318)		(11,827)		(76,676)		(6,868)		(64)		(140,753)
Depreciation		—		(145,954)		(2,368,679)		(81,507)		—		(2,596,140)
Impairment		—		—		(2,075)		(40)		—		(2,115)
Transfer in (out)		4,608		415,771		2,340,948		27,051		(2,872,257)		(83,879)
Transfer from (to) investment properties		(59,848)		(73,096)		—		—		—		(132,944)
Changes in scope of consolidation		20,911		6,355		67,925		15,583		497		111,271
Others		—		(18,295)		11,986		6,031		(24,488)		(24,766)

Ending, net	￦	1,315,797	￦	2,517,422	￦	9,316,571	￦	221,238	￦	1,093,858	￦	14,464,886

Acquisition cost	￦	1,315,929	￦	4,707,250	￦	40,270,005	￦	1,607,853	￦	1,094,479	￦	48,995,516
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,189,828)		(30,953,434)		(1,386,615)		(621)		(34,530,630)

	2022
( i n millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,315,929	￦	4,707,250	￦	40,270,005	￦	1,607,853	￦	1,094,479	￦	48,995,516
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,189,828)		(30,953,434)		(1,386,615)		(621)		(34,530,630)

Beginning, net		1,315,797		2,517,422		9,316,571		221,238		1,093,858		14,464,886
Acquisition and capital expenditure		11,392		32,030		129,754		67,921		3,105,283		3,346,380
Disposal and termination		(2,556)		(4,338)		(76,608)		(4,695)		(3,926)		(92,123)
Depreciation		—		(147,620)		(2,413,191)		(79,376)		—		(2,640,187)
Impairment		—		—		(6,084)		(7,825)		(2,247)		(16,156)
Transfer in (out)		24,647		230,955		2,660,753		31,036		(3,010,193)		(62,802)
Transfer from (to) investment properties		(63,278)		(140,229)		—		—		(2,676)		(206,183)
Changes in scope of consolidation		—		—		(4,386)		(481)		(3,720)		(8,587)
Others		(13,194)		66,341		7,020		(4,382)		(68,834)		(13,049)

Ending, net	￦	1,272,808	￦	2,554,561	￦	9,613,829	￦	223,436	￦	1,107,545	￦	14,772,179

Acquisition cost	￦	1,272,940	￦	4,830,853	￦	42,091,573	￦	1,276,779	￦	1,108,043	￦	50,580,188
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,276,292)		(32,477,744)		(1,053,343)		(498)		(35,808,009)

F-
5
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Details of property and equipment provided as collateral as at December 31, 2021 and 2022, are as follows:

(in millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land and Buildings	￦	11,320	￦	15,412	Borrowings	￦	3,272	Industrial Bank of Korea, Korea Development Bank

( i n millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	11,353	￦	15,774	Borrowings	￦	3,228	Industrial Bank of Korea, Korea Development Bank
The borrowing costs capitalized for qualifying assets amount to
￦
9,954 million (2020:
￦
8,452 million, 2021:
￦
5,360 million), for the year ended December 31, 2022. The interest rate applied to calculate the capitalized borrowing costs is 3.10% (2020: 2.36%, 2021: 2.04%), for the year ended December 31, 2022.

12.	Investment Properties
Changes in investment properties for the years ended December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	2021
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	539,903	￦	1,341,326	￦	46,547	￦	1,927,776
Less: Accumulated depreciation		(1,568)		(557,755)		—		(559,323)

Beginning, net	￦	538,335	￦	783,571	￦	46,547	￦	1,368,453
Acquisition		171,872		42,151		56,351		270,374
Disposal and termination		(17,133)		(4,862)		—		(21,995)
Depreciation		—		(47,754)		—		(47,754)
Transfer from(to) property and equipment		59,848		73,096		—		132,944
Changes in scope of consolidation		5,262		1,779		—		7,041
Transfer and others		55,579		(7,891)		(36,097)		11,591

Ending, net	￦	813,763	￦	840,090	￦	66,801	￦	1,720,654

Acquisition cost	￦	815,331	￦	1,424,066	￦	66,801	￦	2,306,198
Less: Accumulated depreciation		(1,568)		(583,976)		—		(585,544)

F-
5
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

( i n millions of Korean won)	2022
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	815,331	￦	1,424,066	￦	66,801	￦	2,306,198
Less: Accumulated depreciation		(1,568)		(583,976)		—		(585,544)

Beginning, net		813,763		840,090		66,801		1,720,654
Acquisition		14,569		17,351		55,478		87,398
Disposal and termination		(14,725)		(5,858)		(17)		(20,600)
Depreciation		—		(47,004)		—		(47,004)
Transfer from(to) property and equipment		63,278		140,229		2,676		206,183
Changes in consolidation scope
Transfer and others		2,907		(28,350)		12,170		(13,273)

Ending, net	￦	879,792	￦	916,458	￦	137,108	￦	1,933,358

Acquisition cost	￦	881,360	￦	1,577,736	￦	137,108	￦	2,596,204
Less: Accumulated depreciation		(1,568)		(661,278)		—		(662,846)
The fair value of investment properties is
￦
5,370,047 million as at December 31, 2022 (December 31, 2021:
￦
4,263,381 million). The fair value of investment properties is estimated based on the expected cash flow.
Rental income from investment properties is
￦
206,127 million
in 2022
(2021:
￦
185,877 million) and direct operating
expense
(including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.
As at December 31, 2022, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is
￦
57,981 million for one year or less,
￦
107,386 million more than one year and less than five years,
￦
26,491 million over five years, and
￦
191,858 million in total.
Details of investment properties provided as collateral as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	828,103	￦	72,910	Deposits	￦	63,012
Land and Buildings	￦	2,883	￦	3,688	Borrowings	￦	2,728

( i n millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	￦	460,166	￦	61,733	Deposits	￦	52,662
Land and Buildings	￦	2,546	￦	3,326	Borrowings	￦	2,772

F-
5
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

13.	Intangible Assets
Changes in intangible assets for the years ended December 31, 2021 and 2022, are as follows:

	2021
( i n millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others 1		Total
Acquisition cost	￦	536,093	￦	1,767,422	￦	1,053,980	￦	3,373,095	￦	1,167,735	￦	7,898,325
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,008)		(1,486,423)		(907,980)		(2,212,432)		(824,224)		(5,737,067)

Beginning, net	￦	230,085	￦	280,999	￦	146,000	￦	1,160,663	￦	343,511	￦	2,161,258
Acquisition and capital expenditure		467,394		38,113		36,437		1,065,096		113,579		1,720,619
Disposal and termination		—		(7,893)		(506)		(276)		(5,108)		(13,783)
Amortization		—		(92,230)		(52,547)		(386,741)		(73,226)		(604,744)
Impairment		—		(216)		(316)		—		(3,216)		(3,748)
Changes in scope of consolidation		(607)		8,640		(4,548)		—		152,768		156,253
Others		—		960		14,905		389		15,224		31,478

Ending, net		696,872		228,373		139,425		1,839,131		543,532		3,447,333

Acquisition cost		1,002,530		1,812,377		1,083,426		2,617,647		1,426,576		7,942,556
Less: Accumulated amortization (including accumulated impairment loss and others)		(305,658)		(1,584,004)		(944,001)		(778,516)		(883,044)		(4,495,223)

	2022
( i n millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	1,002,530	￦	1,812,377	￦	1,083,426	￦	2,617,647	￦	1,426,576	￦	7,942,556
Less: Accumulated amortization (including accumulated impairment loss and others)		(305,658)		(1,584,004)		(944,001)		(778,516)		(883,044)		(4,495,223)

Beginning, net	￦	696,872	￦	228,373	￦	139,425	￦	1,839,131	￦	543,532	￦	3,447,333
Acquisition and capital expenditure		19,455		45,997		55,651		—		225,886		346,989
Disposal and termination		—		(5,503)		(48)		—		(20,117)		(25,668)
Amortization		—		(93,374)		(54,748)		(350,265)		(128,874)		(627,261)
Impairment		(24,006)		(744)		(508)		—		(5,416)		(30,674)
Changes in scope of consolidation		—		(2,320)		(802)		—		(7,144)		(10,266)
Others		15,902		(573)		16,106		(610)		(1,445)		29,380

Ending, net	￦	708,223	￦	171,856	￦	155,076	￦	1,488,256	￦	606,422	￦	3,129,833

Acquisition cost		1,037,887		1,803,687		1,156,951		2,617,707		1,532,061		8,148,293
Less: Accumulated amortization (including accumulated impairment loss and others)		(329,664)		(1,631,831)		(1,001,875)		(1,129,451)		(925,639)		(5,018,460)
The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is
￦
210,114 million as at December 31, 2022 (December 31, 2021:
￦
219,204 million).

F-
5
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Goodwill is allocated to the Group’s cash-generating unit which is identified
by operating segments. As at December 31, 2022, goodwill allocated to each cash-generating unit is as follows:

( i n millions of Korean won)
Cash generating Unit	Amount

Mobile services 1,9	￦	65,057
BC Card Co., Ltd. 2		41,234
HCN Co., Ltd. 3		228,674
GENIE Music Corporation 4		50,214
MILLIE Co., Ltd. 5		54,725
PlayD Co., Ltd. 6		42,745
KT Telecop Co., Ltd. 7		15,418
Epsilon Global Communications Pte. Ltd. 8		160,033
KT MOS Bukbu Co., Ltd and others		50,123

Total	￦	708,223

1
The recoverable amounts of mobile services business are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 1.13% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 8.48% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on mobile business for the years ended December 31, 2020, 2021 and 2022.

2
The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 1.57% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 5.32% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on BC Card Co., Ltd. for the years ended December 31, 2020, 2021 and 2022.

3
The recoverable
amounts
of HCN Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next f ive
years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after f ive
years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 6.60% based on past performance and its expectation of future market changes.
In addition, management estimated the cash flow based on past performance and its

F-
54

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

expectation of market growth, and the discount rates 10.14% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, HCN’s recoverable amount was KRW
228,674
 million, which was less than the carrying amount, and KRW 24,006 million of the impairment loss was distributed as goodwill in full and reflected in other expenses.

4
The recoverable amounts of GENIE Music Corporation are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next f ive
years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after f ive
years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate (-)0.41% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 15.72% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on GENIE Music Corporation for the years ended December 31, 2022.

5
The recoverable amounts of MILLIE
Co., Ltd.

are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next four years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after four years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 27.83% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 18.75% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on MILLIE
Co., Ltd.
for the years ended December 31, 2022.

6
The recoverable amounts of PlayD Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next f ive
years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after f ive
years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 9.16% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 15.30% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on PlayD Co., Ltd. for the years ended December 31, 2022.

7
The recoverable amounts of KT Telecop Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 3.05% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 10.23% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did

F-
5
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

not recognize an impairment loss on goodwill on KT Telecop Co., Ltd. for the years ended December 31, 2020, 2021 and 2022.
8
The recoverable amounts of Epsilon Global Communications Pte. Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next nine years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after nine years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 12.10% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 9.74% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on Epsilon Global Communications Pte. Ltd. for the years ended December 31, 2022.

9
The Group performed its impairment assessment for long-lived assets attributed to the Information and Communication Technology (“ICT”) reporting segment, which includes the Cash-Generating Units of Mobile, Fixed line, and Corporate Services (the “CGUs”). The Group compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amounts of ICT reporting segment are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 1.13% ~ 4.31% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rate 8.48%. Accordingly, the Group did not recognize an impairment loss on ICT reporting segment for the years ended December 31, 2020, 2021 and 2022.

14.	Investments in Associates and Joint Ventures
Details of associates that are material to the Group as at December 31, 2021 and 2022, are as follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2021	December 31, 2022
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
Hyundai Robotics Co., Ltd. 1	10.0%	10.0%	Korea	December
Megazone Cloud Corporation 1	—	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	—	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395	35.3%	35.3%	Korea	December

1
As at December 31, 2022, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has significant influence in determining the operational and financial policies.

F-5
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022, are as follows:

	2021
( i n millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures 1		Others		Ending
KIF Investment Fund	￦	170,155	￦	—	￦	16,702	￦	(7,922)	￦	178,935
KT-IBKC Future Investment Fund 1		16,190		(5,700)		1,591		—		12,081
K Bank Inc. 2		208,272		424,957		5,809		192,699		831,737
Hyundai Robotics Co., Ltd.		50,936		—		(2,373)		162		48,725
K-REALTY CR REITs No.1		31,088		—		75,676		(39,106)		67,658
Others 1		81,240		57,691		18,769		(8,407)		149,293

	￦	557,881	￦	476,948	￦	116,174	￦	137,426	￦	1,288,429

	2022
( i n millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures 1		Others		Ending
KIF Investment Fund	￦	178,935	￦	—	￦	2,502	￦	(10,458)	￦	170,979
K Bank Inc.		831,737		—		29,010		(7,991)		852,756
Hyundai Robotics Co., Ltd.		48,725		—		798		(151)		49,372
Megazone Cloud Corporation		—		130,001		(22,555)		28,753		136,199
IGIS No. 468-1 General Private Real Estate Investment Company		—		25,000		(1,411)		—		23,589
KT-DSC Creative Economy Youth Start-up Investment Fund		22,138		—		(13)		(2)		22,123
IGIS Professional Investors Private Investment Real Estate Investment LLC No . 395		17,084		—		(464)		—		16,620
Others 1		189,810		100,040		(24,688)		(56,078)		209,084

	￦	1,288,429	￦	255,041	￦	(16,821)	￦	(45,927)	￦	1,480,722

1
KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net gain from associates and joint ventures of
￦
464 million (2020: net gain of
￦
279 million, 2021: net gain of
￦
113 million) recognized as operating revenue during the period.

2
During the year ended December 31, 2021, the amount increased due to the settlement of derivative liabilities, resulting from a shareholder agreement among financial investors participating in the paid-in capital increase of K-Bank Inc.

F-5
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2021 and 2022, is as follows:

( i n millions of Korean won)	December 31, 2021
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KIF Investment Fund	￦	117,172	￦	419,632	￦	—	￦	—
KT-IBKC Future Investment Fund 1		24,163		—		—		—
K Bank Inc.		13,263,658		70,362		11,594,316		2,467
Hyundai Robotics Co., Ltd.		308,776		120,221		91,637		57,899
K-REALTY CR REITs No.1		208,825		—		—		—

(in millions of Korean won)	December 31, 2022
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KIF Investment Fund	￦	98,132	￦	414,804	￦	—	￦	—
K Bank Inc.		16,562,742		71,265		14,830,983		2,168
Hyundai Robotics Co., Ltd.		278,413		135,380		63,009		64,335
Megazone Cloud Corporation		857,089		202,767		330,619		94,202
IGIS No. 468-1 General Private Real Estate Investment Company		52,851		—		12		—
KT-DSC Creative Economy Youth Start-up Investment Fund		908		76,884		362		—
IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395		9,344		127,321		90,545		—

( i n millions of Korean won)	2021
	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
KIF Investment Fund	￦	58,791	￦	50,107	￦	(6,847)	￦	43,260	￦	5,640
KT-IBKC Future Investment Fund 1		5,912		3,184		—		3,184		—
K Bank Inc.		287,775		21,728		(28,211)		(6,483)		—
Hyundai Robotics Co., Ltd.		189,255		(23,730)		1,977		(21,753)		—
K-REALTY CR REITs No.1		425,363		180,437		—		180,437		40,142

F-5
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

( i n millions of Korean won)	2022
	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
KIF Investment Fund	￦	19,916	￦	7,505	￦	(11,779)	￦	(4,274)	￦	6,531
K Bank Inc.		558,872		86,498		(24,888)		61,610		—
Hyundai Robotics Co., Ltd.		181,944		9,332		(49)		9,283		—
Megazone Cloud Corporation		1,261,228		(293,186)		(6,609)		(299,795)		—
IGIS No. 468-1 General Private Real Estate Investment Company		9		(3,161)		—		(3,161)		—
KT-DSC Creative Economy Youth Start-up Investment Fund		19,931		(53)		—		(53)		—
IGIS Professional Investors Private Investment Real Estate Investment LLC No . 395		—		(474)		—		(474)		—
Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures that are material to the Group as at and for the years end December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	2021
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
KIF Investment Fund	￦	536,804	33.33%	￦	178,935	￦	—	￦	178,935
KT-IBKC Future Investment Fund 1		24,163	50.00%		12,081		—		12,081
K Bank Inc.		1,737,237	33.72%		585,837		245,900		831,737
Hyundai Robotics Co., Ltd.		279,461	10.00%		27,946		20,779		48,725
K-REALTY CR REITs No.1		208,825	30.05%		62,752		4,906		67,658

(in millions of Korean won)	2022
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
KIF Investment Fund	￦	512,936	33.33%	￦	170,979	￦	—	￦	170,979
K Bank Inc.		1,800,856	33.72%		607,276		245,480		852,756
Hyundai Robotics Co., Ltd.		286,449	10.00%		28,645		20,727		49,372
Megazone Cloud Corporation		635,035	6.83%		43,360		92,839		136,199
IGIS No. 468-1 General Private Real Estate Investment Company		52,839	44.64%		23,589		—		23,589
KT-DSC Creative Economy Youth Start-up Investment Fund		77,430	28.57%		22,123		—		22,123
IGIS Professional Investors Private Investment Real Estate Investment LLC No . 395		46,120	35.29%		16,278		342		16,620

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of
￦
909 million for the year ended December 31, 2022 (for the year ended December 31, 2021:
￦
717 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2022, which was not recognized by the Group is
￦
9,915 million (as at December 31, 2021:
￦
9,006 million).

15.	Trade and Other Payables
Details of trade and other payables as at December 31, 2021 and
2022
, are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Current liabilities
Trade payables	￦	1,537,148	￦	1,150,515
Other payables		5,104,274		6,182,650

Total	￦	6,641,422	￦	7,333,165

Non-current liabilities
Other payables	￦	1,338,781	￦	1,064,099

Total	￦	1,338,781	￦	1,064,099

Details of other payables as at December 31, 2021 and 2022 are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Non-trade payables 1	￦	4,378,445	￦	4,981,300
Accrued expenses		1,037,616		1,234,023
Operating deposits		814,613		818,603
Others		212,381		212,823
Less: non-current		(1,338,781)		(1,064,099)

Current	￦	5,104,274	￦	6,182,650

1	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ￦ 1,754,075 million related to credit card transactions are included as at December 31, 2022 (2021: ￦ 1,086,996 million ).

F-
6
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

16.	Borrowings
Details of borrowings as at December 31, 2021 and 2022, are as follows:
Debentures

( i n millions of Korean won and thousands of foreign currencies)			December 31, 2021				December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes 1	Sep. 7, 2034	6.500%	USD	100,000	￦	118,550	USD	100,000	￦	126,730
MTNP notes	Jul. 18, 2026	2.500%	USD	400,000		474,200	USD	400,000		506,920
MTNP notes	Aug. 7, 2022	—	USD	400,000		474,200		—		—
FR notes 2	Aug. 23, 2023	LIBOR(3M)+0.900%	USD	100,000		118,550	USD	100,000		126,730
MTNP notes	Jul. 19, 2022	—	JPY	29,600,000		304,951		—		—
MTNP notes	Jul. 19, 2024	0.330%	JPY	400,000		4,121	JPY	400,000		3,813
MTNP notes	Sep. 1, 2025	1.000%	USD	400,000		474,200	USD	400,000		506,920
FR notes 2	Nov. 1, 2024	LIBOR(3M)+0.980%	USD	350,000		414,925	USD	350,000		443,555
FR notes 2	Jun. 19, 2023	SOR(6M)+0.500%	SGD	284,000		249,108	SGD	284,000		267,843
MTNP notes	Jan. 21, 2027	1.375%	USD	300,000		355,650	USD	300,000		380,190
MTNP notes	Aug. 08, 2025	4.000%		—		—	USD	500,000		633,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%		—		160,000		—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%		—		190,000		—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%		—		100,000		—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%		—		110,000		—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%		—		100,000		—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%		—		170,000		—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%		—		100,000		—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%		—		240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%		—		50,000		—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%		—		100,000		—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%		—		70,000		—		70,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%		—		150,000		—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%		—		170,000		—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%		—		70,000		—		70,000
The 191-1st Public bond	Jan. 14, 2022	—		—		220,000		—		—
The 191-2nd Public bond	Jan. 15, 2024	2.088%		—		80,000		—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%		—		110,000		—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%		—		90,000		—		90,000
The 192-1st Public bond	Oct. 11, 2022	—		—		340,000		—		—
The 192-2nd Public bond	Oct. 11, 2024	1.578%		—		100,000		—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%		—		50,000		—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%		—		110,000		—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%		—		150,000		—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%		—		70,000		—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%		—		20,000		—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%		—		60,000		—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%		—		130,000		—		130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%		—		140,000		—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%		—		50,000		—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%		—		80,000		—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%		—		180,000		—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%		—		80,000		—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%		—		40,000		—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%		—		—		—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%		—		—		—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%		—		—		—		30,000

F-
6
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

(in millions of Korean won and thousands of foreign currencies)			December 31, 2021		December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won

The 197-1st Public bond	Jun. 27, 2025	4.191%	—	—	—	280,000

The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	—	—	120,000
The 18-1st Won-denominated unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd Won-denominated unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	1.513%	—	100,000	—	100,000
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	1.154%	—	20,000	—	20,000
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May 12, 2023	1.191%	—	10,000	—	10,000
The 151-2nd Won-denominated unsecured bond	May 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won denominated unsecured bond	Nov. 10, 2023	2.310%	—	30,000	—	30,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	—	—	50,000
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	—	—	20,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	—	—	20,000
The 156-1st Won-denominated unsecured bond 3	Mar. 25, 2025	5Y CMS+0.404%	—	—	—	60,000
The 156-2nd Won-denominated unsecured bond 3	Mar. 25, 2032	10Y CMS+0.965%	—	—	—	40,000
The 157-1st Won-denominated unsecured bond	Apr. 28, 2023	2.588%	—	—	—	30,000
The 157-2nd Won-denominated unsecured bond	Oct. 27, 2023	3.024%	—	—	—	30,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—	—	—	50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—	—	—	30,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	—	—	30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	5.615%	—	—	—	20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—	—	—	20,000

F-
6
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

(in millions of Korean won and thousands of foreign currencies)			December 31, 2021			December 31, 2022
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won

The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—		—	—		30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	5.527%	—		—	—		10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—		—	—		20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—		—	—		30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—		—	—		10,000
The 162-1st Won-denominated unsecured bond	Dec. 27, 2023	5.066%	—		—	—		50,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	5.069%	—		—	—		40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	5.080%	—		—	—		10,000
Subtotal					7,558,455			8,406,351
Less: Current portion					(1,337,714)			(1,154,101)
Discount on bonds					(22,093)			(23,728)
Total				￦	6,198,648		￦	7,228,522
1
As at December 31, 2022, the Group has outstanding notes in the amount of USD 2,000 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 100 million. However, the MTNP has been terminated since 2007.

2
The Libor (3M) and SOR (6M) is approximately 4.767% and 4.429%, respectively as at December 31, 2022. The loan has not been converted to an alternative indicator interest rate, and the Group is assessing the impact of switching to an alternative indicator interest rate as of December 31, 2022.

2	The CMS (5Y) and CMS (10Y) is approximately 3.588% and 3.490%, respectively as at December 31, 2022. The loan has not been converted to an alternative indicator interest rate.

F-
6
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	December 31, 2021		December 31, 2022
The 1st CB (Private) 1	Jun. 5, 2020	Jun. 5, 2025	2	￦	8,000	￦	8,000
The 1st unsecured CB 3	Jul. 25, 2022	Jan. 25, 2025	4		—		30,000
Redemption premium					2,267		4,565
Bond discount issuance					(3,825)		(7,206)

Subtotal					6,442		35,359

Current portion					—		—

Total				￦	6,442	￦	35,359

1	Common shares of Storywiz are subject to conversion (appraisal period : June 5, 2021~May 4, 2025).
2	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.
3	Common shares of KT cloud are subject to conversion (appraisal period: July 27, 2022~December 25, 2024).
4	Nominal interest rate and maturity yield is approximately 0% and 3%, respectively, and the sum of principal and interest will be settled on maturity.
Short-term borrowings

(in millions of Korean won)			December 31, 2021			December 31, 2022
Type	Financial institution	Annual interest rates	Foreign currency	Korean won		Foreign currency		Korean won
Operational	Shinhan Bank 1	3.840%~6.440%	—	￦	4,500		—	￦	105,000
		CD(91D)+1.750%	—		—		—		30,000
	Woori Bank 1,2	KORIBOR(3M)+1.960%	—		20,000		—		20,000
		CD(91D)+1.430%	—		—		—		30,000
	Korea Development Bank	4.630%~ 6.200%	—		16,000		—		27,201
	Industrial Bank of Korea	4.880%	—		6,000		—		6,000
	Hana Bank 1	CD(91D)-0.020%	—		5,000		—		5,000
	KB SECURITIES	5.904%	—		71,000		—		94,822
	Shinhan Investment	—	—		73,000		—		—
	KIWOOM Securities	—	—		63,000		—		—
	NH INVESTMENT & SECURITIES	5.070%	—		53,000		—		20,000
	Korea Investment & Securities	—	—		10,000		—		—
	HSBC	5.090%	USD 14,700		17,427	USD	18,500		23,451
	NongHyup Bank 2	4.690%~ 4.940%	—		—		—		9,000
		COFIX(6M)+1.780%	—		—		—		15,000
	IBK Securities	5.070%	—		—		—		20,000
	Hi Investment & Securities and others	3.710%	—		—		—		99,524

	Total			￦	338,927			￦	504,998

1	CD (91D) is approximately 3.980% as at December 31, 2022.
2	KORIBOR (3M) and COFIX (6M) are approximately 4.040% and 4.340%, respectively, as at December 31, 2022.

F-
64

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			December 31, 2021				December 31, 2022
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Export-Import Bank of Korea Inter-Korean	Cooperation Fund 1	1.000%		—	￦	2,467		—	￦	1,974
CA-CIB	Long-term CP	1.260%~3.380%		—		100,000		—		200,000
JPM	Long-term CP	2.700%		—		—		—		100,000
DBS	Long-term CP	4.109%		—		—		—		100,000
Shinhan Bank	General loans	—	USD	25,918		30,726		—		—
	General loans 2	LIBOR(3M)+1.650%	USD	8,910		10,563	USD	8,910		11,292
	General loans 2	LIBOR(3M)+1.847%	USD	13,000		15,412	USD	13,000		16,475
	General loans 2	LIBOR(3M)+2.130%	USD	25,000		29,638	USD	25,000		31,683
	General loans	1.900%~3.230%	USD	31,472		37,345	USD	31,472		39,855
	General loans 3	4.490%		—		—		—		62,398
	General loans 2	Term SOFR(3M)+1.300%		—		—	USD	21,127		26,774
Woori Bank	General loans 2	EURIBOR(3M)+0.900%	EUR	7,700		10,336	EUR	7,700		10,404
	General loans	3.320%		—		15,000		—		15,000
	PF loans	2.000%~3.470%		—		23,614		—		40,682
Hi Investment & Securities and others	CP	2.302%~3.622%		—		88,510		—		182,569
Korea Development Bank	General loans	3.000%~3.610%		—		39,000		—		38,000
NH Jayang	PF loans 2	CD(91D)+1.150%		—		46,267		—		59,066
Kyobo Life Insurance	PF loans 2	CD(91D)+1.150%~3.450%		—		41,640		—		66,390
Standard Chartered Bank Korea	PF loans 2	CD(91D)+1.150%~3.450%		—		27,760		—		44,260
Samsung Life Insurance	PF loans	1.860%~4.160%		—		23,133		—		36,883
Kookmin Bank and others	Facility loans	—	USD	9,771		11,584		—		—

Subtotal						552,995				1,083,705
Less: Current portion						(51,803)				(167,943)

					￦	501,192			￦	915,762

1	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
2	LIBOR (3M), EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 4.767%, 2.132%, 4.587% and 3.980%, respectively, as at December 31, 2022.
3	The general loans are repayable in installments over 4 years after a three-year grace period.

F-
6
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Repayment schedule of the Group’s
debentures and

borrowings including the portion of current liabilities as at December 31, 2022 is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan. 1, 2023~Dec. 31, 2023	￦	760,000	￦	394,573	￦	1,154,573	￦	590,040	￦	82,900	￦	672,940	￦	1,827,513
Jan. 1, 2024~Dec. 31, 2024		1,380,000		447,368		1,827,368		455,899		51,687		507,586		2,334,954
Jan. 1, 2025~Dec. 31, 2025		1,138,000		1,140,570		2,278,570		182,432		—		182,432		2,461,002
Jan. 1, 2026~Dec. 31, 2026		420,000		506,920		926,920		111,817		—		111,817		1,038,737
After Jan. 1, 2027		1,750,000		506,920		2,256,920		88,581		25,346		113,927		2,370,847

Total	￦	5,448,000	￦	2,996,351	￦	8,444,351	￦	1,428,769	￦	159,933	￦	1,588,702	￦	10,033,053

17.	Provisions
Changes in provisions for the years ended December 31, 2021 and 2022, are as follows:

	2021
( i n millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	76,500	￦	105,767	￦	69,925	￦	252,192
Increase (Transfer)		6,288		6,772		19,835		32,895
Usage		(2,599)		(2,776)		(1,926)		(7,301)
Reversal		(24)		(3,685)		(19,188)		(22,897)
Scope change		—		1,086		1,228		2,314
Others		—		194		—		194

Ending balance	￦	80,165	￦	107,358	￦	69,874	￦	257,397

Current	￦	79,947	￦	26,026	￦	65,343	￦	171,316
Non-current		218		81,332		4,531		86,081

	2022
( i n millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	80,165	￦	107,358	￦	69,874	￦	257,397
Increase (Transfer)		6,005		13,027		5,847		24,879
Usage		(6,155)		(8,143)		(15,783)		(30,081)
Reversal		(43,686)		(3,685)		(4,418)		(51,789)
Others		—		405		(445)		(40)

Ending balance	￦	36,329	￦	108,962	￦	55,075	￦	200,366

Current	￦	34,730	￦	19,918	￦	54,485	￦	109,133
Non-current		1,599		89,044		590		91,233

F-6
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

18.	Net Defined Benefit Liabilities
The amounts recognized in the statements of financial position as at December 31, 2021 and 2022, are determined as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Present value of defined benefit obligations	￦	2,494,930	￦	2,218,655
Fair value of plan assets		(2,314,632)		(2,478,143)

Liabilities	￦	197,883	￦	51,654

Assets	￦	17,585	￦	311,142

Changes in the defined benefit obligations for the years ended December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	2021		2022
Beginning	￦	2,556,712	￦	2,494,930
Current service cost		249,125		238,068
Interest expense		44,905		59,041
Benefit paid		(310,766)		(316,047)
Changes due to settlements of plan & Past Service Cost		(681)		(701)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		(8,375)		(13,048)
Actuarial gains and losses arising from changes in financial assumptions		(61,002)		(323,501)
Actuarial gains and losses arising from experience adjustments		(5,271)		80,845
Changes in scope of consolidation , etc.		30,283		(932)

Ending	￦	2,494,930	￦	2,218,655

Changes in the fair value of plan assets for the years ended December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	2021		2022
Beginning	￦	2,189,375	￦	2,314,632
Interest income		39,858		55,902
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(130)		(8,542)
Benefits paid		(271,506)		(287,419)
Employer contributions		325,818		401,358
Changes in scope of consolidation , etc.		31,217		2,212

Ending	￦	2,314,632	￦	2,478,143

F-6
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Amounts recognized in the consolidated statements of profit or loss for the years ended December 31, 2020, 2021 and 2022, are as follows:

( i n millions of Korean won)	2020		2021		2022
Current service cost	￦	248,047	￦	249,125	￦	238,068
Net Interest cost		6,494		5,047		3,139
Changes due to settlements of plan & Past Service Cost		1,075		(681)		(701)
Transfer out		(16,514)		(16,660)		(15,102)

Total expenses	￦	239,102	￦	236,831	￦	225,404

Principal actuarial assumptions used are as follows:

	December 31, 2020	December 31, 2021	December 31, 2022
Discount rate	1.93%	2.55%	5.05%
Salary growth rate	4.88%	5.10%	5.15%
The sensitivity of the defined benefit obligations as at December 31, 2022, to changes in the principal assumptions is:

(In percentage, in millions of Korean won )	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5% point	￦ (108,725)	￦	117,362
Salary growth rate	0.5% point	113,037		(105,541)
A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.
The above sensitivity analys
i
s
is
 based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.
The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2023, are
￦
281,118 million.
The expected maturity analysis of undiscounted pension benefits as at December 31, 2022, is as follows:

( i n millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	￦	231,594	￦	336,926	￦	855,642	￦	1,922,089	￦	3,346,251
The weighted average duration of the defined benefit obligations is 6.0 years.

19.	Defined Contribution Plan
Recognized expense related to the defined contribution plan for the year ended December 31, 2022, is
￦
72,576 million (2020:
￦
61,912 million, 2021:
￦
71,068 million).

F-6
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

20.	Commitments and Contingencies
As at December 31, 2022, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others		372,000		—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700		1,974
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240		1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		567,150		28,298
Plus electronic notes payable	Industrial Bank of Korea		50,000		1,663
Working capital loan	Korea Development Bank and others		1,415,600		165,100
	Shinhan Bank	USD	72,507	USD	72,507
	Woori Bank	EUR	7,700	EUR	7,700
Facility loans	Shinhan Bank and others		824,000		309,680
Derivatives transaction limit	Shinhan Bank		8,000		8,000
	Korea Development Bank and others	USD	2,510,510	USD	1,970,000
	DBS Bank	SGD	284,000	SGD	284,000
	Citi Bank	USD	400,000	JPY	400,000
				USD	100,000

Total	KRW		3,277,690		516,447
	USD		2,983,017		2,142,507
	EUR		7,700		7,700
	SGD		284,000		284,000
	JPY		—		400,000

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

As at December 31, 2022, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution		Limit
Hana Bank	Guarantee for payment in Korean currency		4,000
	Comprehensive credit line and others		3,100
	Guarantee for payment in foreign currency	USD	273
	Comprehensive credit line and others	USD	10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD	6,484
Shinhan Bank	Guarantee for payment in Korean currency and others		36,298
	Guarantee for payment in foreign currency and others	USD	77,837
Woori Bank	Guarantee for payment in Korean currency		5,200
	Guarantee for payment in foreign currency	USD	7,000
Korea Development Bank	Refund guarantee for advances received	USD	6,880
HSBC	Guarantees for depositions	USD	871
Seoul Guarantee Insurance Company	Performance guarantee and others		783,247
Korea Software Financial Cooperative	Performance guarantee and others		1,445,072
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others		531
Korea Housing Finance Corporation	Performance guarantee and others		14,464
Information & Communication Financial Cooperative	Performance guarantee and others		28,027

Total		KRW	2,319,939
		USD	109,645

As at December 31, 2022, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering Co., Ltd. 1	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	672	Jan. 7, 2010 ~ Jan. 8, 2025
KT Engineering Co., Ltd. 1	SPP Inc.	Suhyup Bank	3,250	345	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. 1	Korea Cell Inc.	Suhyup Bank	3,250	338	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. 1	San-Ya Agricultural Association Corporation	Suhyup Bank	3,250	345	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Cash payers	T-commerce cash payers	860	—	Apr. 14, 2022 ~ Apr. 14, 2023
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	5,654	986	—

1	According to the above payment guarantee, KT Engineering, a subsidiary of the Group, will have an obligation for repayment if the principal borrower does not repay the borrowing.

F-
7
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

As at December 31, 2022, the details of the issuance of real estate collateral trust and beneficiary certificates of the Group are as follows:

(in millions of Korean won)			Commitment (limit) amount		Amount provided as collateral for beneficiary rights
Collateral assets	Placing	Trust collateral beneficiary
Real Estate Collateral Trust 1	1st place	NongHyup Bank	￦	100,000	￦	120,000
		Kyobo Life Insurance		180,000		216,000
		Standard Chartered Bank Korea Limited		120,000		144,000
		Samsung Life Insurance		100,000		120,000
	2nd place	Industrial Bank of Korea		40,000		48,000
		Korea Investment Capital		40,000		48,000
		BNK Capital		30,000		36,000
		Standard Chartered Bank Korea Limited		20,000		24,000
		NH Capital		20,000		24,000
	3rd place 2	LOTTE Engineering & Construction		—		736,921

1	The Group provides a certificate of beneficiary rights for land classified as investment properties and inventory assets as collateral in connection with the above real estate collateral trust.
2	The Group provides LOTTE Engineering & Construction with a certificate of third-priority beneficiary rights as collateral in relation to the construction contract amount of ￦ 614,101 million.
The Controlling Company is jointly and severally obligated with KT Sat Inc. to pay KT Sat Inc.’s liabilities incurred prior to spin-off. As at December 31, 2022, the Controlling Company and KT Sat Inc. are jointly and severally liable for reimbursement of
￦
653 million.
For the years ended December 31, 2021 and 2022, the Group made agreements with the Securitization Specialty Companies (2022: First 5G 61
th
to 66
th
Securitization Specialty Co., Ltd., 2021: First 5G 55
th
to 60
th
Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.
As at December 31, 2022, the Group is a defendant in 189 lawsuits with the total claimed amount of
￦
80,279 million (2021:
￦
101,597 million). As at December 31, 2022, litigation provisions of
￦
36,329 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.
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
December 31, 2020, 2021 and 2022

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to
￦
1,294,823 million (2021:
￦
1,336,758 million).
A
t
 the end of the reporting period, there are derivatives generated by the Group granting
Drag-Along
Right to financial investors participating in paid-in capital increase of K Bank (Note 7).
For the year ended December 31, 2022, the Group entered into an agreement with the seller, who participated in the acquisition of shares in MILLIE
 Co., Ltd
. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the seller may exercise
Tag-Along
Right, Drag-Along Right and Put Option for the ordinary and redeemable convertible preferred shares it owns (Note 7).
For the year ended December 31, 2022, the Group entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the convertible preferred shares it owns (Note 7).
The Group has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3. For the year ended December 31, 2022, the remaining amount of
￦
5,473 million and USD 34,050 thousand will be invested in the Capital Call method later.
The Group has an obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure, and there is a joint responsibility obligation. During the operating period, as an operating investor, the group has an obligation to provide financial support.
As at December 31, 2022, the Group entered into a shareholders’ agreement with CJ ENM Co., Ltd., which signed a business cooperation contract with KT Studio Genie Co., Std. If certain conditions under the agreement are not satisfied, CJ ENM Co., Ltd. may exercise its stock purchase right of the Group.
As at December 31, 2022, the Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.
As at December 31, 2022, the Group entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of KT Submarine Co., Ltd. Under the agreement, LS Cable & System Ltd. may exercise a call-option to the Group in the future and the Group may exercise a put-option
to LS Cable & System Ltd. (Note 7).

21.	Leases
Set out below is information for leases when the Group is a lessee. Information on leases when the Group is a lessor is provided in Note 12
.

(i)	Amounts recognized in the consolidated statements of financial position

F-
7
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The consolidated statement of financial position shows the following amounts relating to leases:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Right-of-use assets
Property and building	￦	1,086,133	￦	1,081,067
Machinery and communication line facilities		64,443		50,794
Others		97,732		148,473

Total	￦	1,248,308	￦	1,280,334

Investment property (buildings)		1		—

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Lease liabilities 1
Current	￦	332,702	￦	315,892
Non-Current		826,667		856,146

Total	￦	1,159,369	￦	1,172,038

1	Included in the line items ‘Other current liabilities and other non-current liabilities’ in the consolidated statement s of financial position (Notes 9).
For the years ended December 31, 2022 and 2021, right-of-use assets increased to
￦
405,453
million and
￦
426,854 million, respectively.

(ii)	Amounts recognized in the consolidated statements of profit or loss
The consolidated statements of profit or loss show the following amounts relating to leases:

( i n millions of Korean won)	December 31, 2020		December 31, 2021		December 31, 2022
Depreciation of Right-of-use assets
Property and building	￦	290,168	￦	303,984	￦	305,120
Machinery and communication line facilities		58,419		41,794		31,140
Others		55,588		52,938		59,954

Total	￦	404,175	￦	398,716	￦	396,214

Depreciation of Investment Properties	￦	19,113	￦	1,794	￦	15
Interest expense relating to lease liabilities		44,091		36,651		41,469
Expense relating to short-term leases		10,998		7,984		12,876
Expense relating to leases of low-value assets that are not short-term leases		25,894		26,033		26,813
Expense relating to variable lease payments not included in lease liabilities		8,096		8,400		4,827
The total cash outflow for leases for the year ended December 31, 2022 amounts to
￦
464,337 million (2020:
￦
492,772 million, 2021:
￦
468,360 million).

F-
7
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

22.	Share Capital
As at December 31, 2021 and 2022, the Group’s number of authorized shares is one billion.

	December 31, 2021			December 31, 2022
	Number of issued shares	Par value per share (Korean won)	Ordinary Shares (in millions of Korean won)	Number of issued shares	Par value per share (Korean won)	Ordinary Shares (in millions of Korean won)
Ordinary shares 1	261,111,808	￦ 5,000	￦ 1,564,499	261,111,808	￦ 5,000	￦ 1,564,499

1	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings
Details of retained earnings as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Legal reserve 1	￦	782,249	￦	782,249
Voluntary reserves 2		4,651,362		4,651,362
Unappropriated retained earnings		7,853,779		8,821,705

Total	￦	13,287,390	￦	14,255,316

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

2
In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments. Reversal of these provisions can be paid out as dividends according to the related tax law.

24.	Accumulated Other Comprehensive Income and Other Components of Equity
As at December 31, 2021 and 2022, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Changes in investments in associates and joint ventures	￦	(3,461)	￦	(11,752)
Gain ( loss ) on derivatives valuation		25,031		(7,109)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		108,685		(52,100)
Exchange differences on translation for foreign operations		(12,786)		(6,815)

Total	￦	117,469	￦	(77,776)

F-
7
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Changes

in accumulated other comprehensive income for the years ended December 31, 2021 and 2022, are as follows:

	2021
( i n millions of Korean won)	Beginning		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	16,257	￦	(19,718)	￦	—	￦	(3,461)
Gain ( loss ) on derivatives valuation		19,809		141,805		(136,583)		25,031
Gain on valuation of financial assets at fair value through other comprehensive income		61,438		47,247		—		108,685
Exchange differences on translation for foreign operations		(11,453)		(1,333)		—		(12,786)

Total	￦	86,051	￦	168,001	￦	(136,583)	￦	117,469

	2022
( i n millions of Korean won)	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(3,461)	￦	(8,291)	￦	—	￦	(11,752)
Gain (loss) on derivatives valuation		25,031		63,281		(95,421)		(7,109)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		108,685		(160,785)		—		(52,100)
Exchange differences on translation for foreign operations		(12,786)		5,971		—		(6,815)

Total	￦	117,469	￦	(99,824)	￦	(95,421)	￦	(77,776)

The Group’s other components of equity as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Treasury stock 1	￦	(1,009,798)	￦	(202,295)
Gain or loss on disposal of treasury stock 2		(8,658)		(41,503)
Share-based payments		4,068		6,222
Others 3		(418,692)		(334,576)

Total	￦	(1,433,080)	￦	(572,152)

1
During the year ended December 31, 2022, the Group
granted
20,105,609 treasury shares
as exchange of shares with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY and granted 128,923 treasury shares as share-based payment
 (Notes 7 and 20).

2	The amount directly reflected in equity i s ￦ 14,886 million for the year ended December 31, 2022 (2021: ￦ 4,080 million).
3	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

F-
7
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

As at December 31, 2021 and 2022, the details of treasury stock are as follows:

	December 31, 2021		December 31, 2022
Number of shares (in shares)		25,303,662		5,069,130
Amounts (in millions of Korean won)	￦	1,009,798	￦	202,295
Treasury stocks held as at December 31, 2022, are expected to be used for stock compensation for the Group’s directors, employees, and other purposes.

25.	Share-based Payments
Details of share-based payments granted by the Controlling to executives and employees, including the CEO, by the resolution of the
Board
of
Directors
for the years ended December 31, 2021 and 2022, are as follows:

2021
( i n share)	15th grant
Grant date	June 17, 2021
Grantee	CEO , internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 32,397
Total compensation costs (in Korean won)	￦ 5,005 million
Estimated exercise date (exercise date)	May 11, 2022
Valuation method	Fair value method

( i n share)	Employee wage negotiation
Grant date	September 6, 2021
Grantee	All employees
Vesting conditions	Current employees as of September 6, 2021
Fair value per option (in Korean won)	￦ 30,950
Total compensation costs (in Korean won)	￦ 40,083 million
Estimated exercise date (exercise date)	December 10, 2021
Valuation method	Fair value method

2022
(in share)	16th grant
Grant date	June 9, 2022
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 36,941
Total compensation costs (in Korean won)	￦ 6,222 million
Estimated exercise date (exercise date)	During 2023
Valuation method	Fair value method

F-7
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Changes in the number of stock options and the weighted-average exercise price as at December 31, 2021 and 2022, are as follows:

(In share)	2021
	Beginning	Grant	Expired	Exercised 1	Ending	Number of shares exercisable
14th grant	398,856	—	(264,286)	(134,570)	—	—
15th grant	—	284,209	—	—	284,209	—
Employee wage negotiation	—	1,432,332	—	(1,432,332)	—	—

Total	398,856	1,716,541	(264,286)	(1,566,902)	284,209	—

(In share)	2022
	Beginning	Grant	Expired	Exercised 1	Ending	Number of shares exercisable
15th grant	284,209	—	(155,286)	(128,923)	—	—
16th grant	—	258,509	—	—	258,509	—

Total	284,209	258,509	(155,286)	(128,923)	258,509	—

1	The weighted average price of ordinary shares at the time of exercise , during the year ended December 31, 2022 is ￦ 35,450 (2021: ￦ 31,122).

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities
The Group has recognized the following amounts relating to revenue in the Consolidated Statements of Profit or Loss:

( i n millions of Korean won)	2020		2021		2022
Revenue from contracts with customers	￦	23,895,631	￦	24,712,128	￦	25,432,727
Revenue from other sources		203,763		185,877		206,128
Other income (Note 27)		341,253		307,654		595,351

Total revenue	￦	24,440,647	￦	25,205,659	￦	26,234,206

Operating revenues for the years ended December 31, 2020, 2021 and 2022 are as follows:

( i n millions of Korean won)	2020		2021		2022
Mobile services	￦	6,805,218	￦	6,936,485	￦	7,013,889
Fixed-line services		4,827,015		4,960,338		5,056,513
Fixed-line and VoIP telephone services		1,463,553		1,465,059		1,378,265
Broadband Internet access services		2,256,188		2,343,591		2,504,833
Data communication services		1,107,274		1,151,689		1,173,415
Media and content		2,637,691		2,800,630		3,099,776
Financial services		3,493,920		3,661,896		3,836,589
Sale of goods		3,593,127		3,532,973		3,393,646
Others		3,083,676		3,313,337		3,833,793

Total	￦	24,440,647	￦	25,205,659	￦	26,234,206

F-7
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Contract assets 1	￦	821,901	￦	963,133
Contract liabilities 1		360,098		344,869
Deferred revenue 2	￦	81,136	￦	81,653

1
The Group recognized contract assets of
￦
160,880 million and contract liabilities of
￦
60,762 million for long term construction contracts as at December 31, 2022 (2021: contract assets of
￦
76,816 million and contract liabilities of
￦
36,447 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

2	Deferred revenue recognized relating to government grant is excluded.
The contract costs recognized as assets are as follows:

( i n millions of Korean won)	2020		2021		2022
Incremental cost of contract establishment	￦	1,726,191	￦	1,726,401	￦	1,744,096
Cost of Contract performance		78,757		74,843		73,582
As at December 31, 2022, the Group recognized
￦
1,793,013 million (2020:
￦
1,831,638 million, 2021:
￦
1,842,621 million) of operating expenses related to contract cost assets.

F-7
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

( i n millions of Korean won)	2020		2021		2022
Allocation of the transaction price	￦	251,975	￦	275,965	￦	246,843
Deferred revenue of joining/installment fee		42,685		42,100		44,204

Total	￦	294,660	￦	318,065	￦	291,047

27.	Other Income from Operating Revenue
Other income for the years ended December 31, 2020, 2021 and 2022, are as follows:

( i n millions of Korean won)	2020		2021		2022
Gains on disposal of property and equipment and investment properties	￦	20,289	￦	54,007	￦	52,603
Gains on disposal of intangible assets		2,961		1,726		622
Gain on disposal of right-of-use assets		5,797		3,138		3,326
Compensation on property and equipment		168,263		148,927		159,849
Gains on government subsidies		31,906		43,822		44,473
Gain on disposal of investments in subsidiaries		—		244		216,591
Reversal of other allowance for bad debts		890		508		850
Others		111,147		55,282		117,037

Total	￦	341,253	￦	307,654	￦	595,351

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

28.	Operating Expenses
Operating expenses for the years ended December 31, 2020, 2021 and 2022, are as follows:

( i n millions of Korean won)	2020		2021		2022
Salaries and wages	￦	4,123,680	￦	4,215,810	￦	4,495,885
Depreciation		2,605,128		2,605,594		2,637,463
Depreciation of right-of-use assets		404,175		398,716		396,214
Amortization of intangible assets		624,982		603,327		622,202
Commissions		965,461		1,125,944		1,295,434
Interconnection charges		500,081		507,567		479,500
International interconnection fee		172,529		192,008		186,253
Purchase of inventories		3,681,801		3,753,792		3,656,040
Changes of inventories		257,041		20,491		(195,046)
Sales commission		2,337,127		2,343,375		2,353,909
Service cost		2,102,875		2,296,324		2,334,386
Utilities		360,797		364,373		368,348
Taxes and dues		283,197		268,651		276,962
Rent		136,355		123,246		160,848
Insurance premium		71,018		66,717		68,245
Installation fee		132,117		154,542		150,140
Advertising expenses		132,466		171,400		195,519
Research and development expenses		156,940		168,969		174,936
Card service cost		2,941,669		3,114,047		3,127,673
Loss on disposal of property and equipment		75,879		71,417		81,415
Loss on disposal of intangible assets		3,207		3,885		7,015
Loss on disposal of right-of-use assets		7,844		11,457		2,348
Direct cost of government subsidies		31,447		42,732		44,022
Loss on disposal of investments in subsidiaries		—		13,727		—
Impairment loss on property and equipment		79,775		2,115		16,094
Impairment loss on intangible assets		211,637		3,747		30,965
Donations		20,745		10,981		15,642
Other allowance for bad debts		51,333		28,066		17,551
Others		947,008		823,242		1,266,086

Total	￦	23,418,314	￦	23,506,262	￦	24,266,049

Details of salaries and wages for the years ended December 31, 2020, 2021 and 2022, are as follows:

( i n millions of Korean won)	2020		2021		2022
Short-term employee benefits	￦	3,770,786	￦	3,837,359	￦	4,161,874
Post-employment benefits(Defined benefit plan)		239,102		236,831		225,404
Post-employment benefits(Defined contribution plan)		61,912		71,068		72,576
Share-based payment		28,604		47,415		16,799
Others		23,276		23,137		19,232

Total	￦	4,123,680	￦	4,215,810	￦	4,495,885

F-
8
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

29.	Financial Income and Costs
Details of financial income for the years ended December 31, 2020, 2021 and 2022, are as follows:

( i n millions of Korean won)	2020		2021		2022
Interest income	￦	270,571	￦	273,460	￦	271,925
Gain on foreign currency transactions		17,493		19,976		67,976
Gain on foreign currency translation		164,351		32,768		43,092
Gain on derivative transactions		9,397		2,215		50,668
Gain on valuation of derivatives		172		255,149		182,998
Gain on valuation of financial instruments		33,868		90,653		31,032
Others		2,762		52,062		42,737

Total	￦	498,614	￦	726,283	￦	690,428

Details of financial costs for the years ended December 31, 2020, 2021 and 2022, are as follows:

( i n millions of Korean won)	2020		2021		2022
Interest expenses	￦	263,579	￦	263,389	￦	293,854
Loss on foreign currency transactions		27,805		13,105		81,171
Loss on foreign currency translation		26,340		213,689		200,109
Loss on derivative transactions		1,406		6,287		24,331
Loss on valuation of derivatives		163,763		15,947		21,601
Loss on disposal of trade receivables		8,152		22,712		62,697
Loss on valuation of financial instruments		15,646		25,994		65,660
Others		692		2,207		485

Total	￦	507,383	￦	563,330	￦	749,908

30.	Deferred Income Tax and income Tax Expense
The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2021 and 2022, is as follows:

( i n millions of Korean won)	December 31, 2021		December 31, 2022
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	398,329	￦	398,710
Deferred tax assets to be recovered after more than 12 months		1,754,113		1,907,690

Deferred tax assets before offsetting		2,152,442		2,306,400

Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months		(642,954)		(586,522)
Deferred tax liabilities to be recovered after more than 12 months		(1,729,718)		(2,108,438)

Deferred tax liabilities before offsetting		(2,372,672)		(2,694,960)

Deferred tax assets after offsetting	￦	423,728	￦	579,090

Deferred tax liabilities after offsetting	￦	643,958	￦	967,650

F-
8
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2021
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investments in associates and joint ventures		(181,564)		(68,166)		9,097		(240,633)
Depreciation and impairment loss		(4,175)		(84,413)		—		(88,588)
Plan assets		(521,257)		(17,340)		(331)		(538,928)
Advanced depreciation provision		(311,918)		(27,087)		—		(339,005)
Contract assets		(509,509)		15,592		—		(493,917)
Financial assets at fair value through profit or loss		(627)		291		—		(336)
Financial assets at fair value through other comprehensive income		(30,623)		(33,267)		16,369		(47,521)
Others		(472,153)		(150,013)		(1,578)		(623,744)

Total	￦	(2,031,826)	￦	(364,403)	￦	23,557	￦	(2,372,672)

Deferred tax assets
Depreciation and impairment loss		226,960		(1,139)		—		225,821
Contract liabilities		140,494		7,960		—		148,454
Defined benefit liabilities		598,364		(8,663)		(18,365)		571,336
Provisions		167,384		5,487		—		172,871
Others		758,060		141,727		(244)		899,543

Total	￦	1,891,262	￦	145,372	￦	(18,609)	￦	2,018,025

Temporary difference, net		(140,564)		(219,031)		4,948		(354,647)
Tax credit carryforwards		144,931		(10,514)		—		134,417

Total net balance	￦	4,367	￦	(229,545)	￦	4,948	￦	(220,230)

F-
8
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

(in millions of Korean won)	2022
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures		(240,633)		(18,299)		3,748		(255,184)
Depreciation and impairment loss		(88,588)		(62,845)		—		(151,433)
Plan assets		(538,928)		(5,294)		1,322		(542,900)
Advanced depreciation provision		(339,005)		(182,934)		—		(521,939)
Contract assets		(493,917)		69,615		—		(424,302)
Financial assets at fair value through profit or loss		(336)		(73)		(11)		(420)
Financial assets at fair value through other comprehensive income		(47,521)		(71,396)		58,288		(60,629)
Others		(623,744)		(111,135)		(3,274)		(738,153)

Total	￦	(2,372,672)	￦	(382,361)	￦	60,073	￦	(2,694,960)

Deferred tax assets
Depreciation and impairment loss		225,821		(36,989)		—		188,832
Contract liabilities		148,454		(27,165)		—		121,289
Defined benefit liabilities		571,336		(22,423)		(67,055)		481,858
Provisions		172,871		(20,894)		(22)		151,955
Others		899,543		351,317		8,635		1,259,495

Total	￦	2,018,025	￦	243,846	￦	(58,442)	￦	2,203,429

Temporary difference, net		(354,647)		(138,515)		1,631		(491,531)
Tax credit carryforwards		134,417		(31,446)		—		102,971

Total net balance	￦	(220,230)	￦	(169,961)	￦	1,631	￦	(388,560)

The tax impacts recognized directly to equity as at December 31, 2020, 2021, and 2022, are as follows:

	December 31, 2020						December 31, 2021						December 31, 2022
( i n millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	￦	54,969	￦	(12,972)	￦	41,997	￦	163,892	￦	(34,112)	￦	129,780	￦	(216,862)	￦	58,288	￦	(158,574)
Gain (loss) on valuation of hedge instruments		37,247		(9,860)		27,387		6,916		(1,644)		5,272		(42,510)		11,180		(31,330)
Remeasurements of net defined benefit liabilities		(77,382)		17,201		(60,181)		74,518		(18,696)		55,822		247,162		(65,733)		181,429
Share of gain (loss) of associates and joint ventures, and others		25,538		(8,820)		16,718		(34,909)		9,097		(25,812)		(14,931)		3,748		(11,183)
Exchange differences on translation for foreign operations		(3,614)		948		(2,666)		683		(178)		505		23,316		(5,852)		17,464
Gain or loss on disposal of treasury stock		(27,786)		7,288		(20,498)		(15,657)		4,080		(11,577)		(59,308)		14,886		(44,422)

Total	￦	8,972	￦	(6,215)	￦	2,757	￦	195,443	￦	(41,453)	￦	153,990	￦	(63,133)	￦	16,517	￦	(46,616)

F-
8
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Details of income tax expense for the years ended December 31, 2020, 2021 and 2022, are calculated as follows:

( i n millions of Korean won)	2020		2021		2022
Current income tax expense	￦	213,225	￦	289,471	￦	335,796
Impact of change in deferred taxes		72,124		229,545		169,961

Income tax expense	￦	285,349	￦	519,016	￦	505,757

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

( i n millions of Korean won)	2020		2021		2022
Profit before income tax expense	￦	1,031,605	￦	1,978,411	￦	1,891,392

Statutory income tax expense	￦	273,329	￦	533,701	￦	509,771
Tax effect
Income not taxable for taxation purposes		(24,657)		(4,307)		(47,550)
Non-deductible expenses		31,741		20,570		53,398
Tax credit		(47,056)		(31,517)		(54,895)
Additional payment of income taxes		429		(221)		11,744
Adjustments in deferred tax from changes in tax rate		—		—		(41,545)
Tax effect and adjustment on consolidation
Goodwill impairment		—		—		5,809
Eliminated dividend income form subsidiaries		20,682		7,264		—
Changes of out-side tax effect		38,552		4,738		29,922
Intangible Asset impairment and amortization		3,790		796		5,276
Reversal expenses of contract cost assets		(6,643)		(2,932)		(4,800)
Change in scope of consolidation		—		(5,128)		—
Others		(4,818)		(3,948)		38,627

Income tax expense	￦	285,349	￦	519,016	￦	505,757

Details of deferred tax assets and liabilities that are not recognized as at December 31, 2021 and 2022, are as follows:

( i n millions of Korean won)	2021		2022
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	2,355,539	￦	3,384,295
Unused tax loss		106,853		103,326
Unused Tax credit		1,376		1,988
Others		119,265		387,084

Total	￦	2,583,033	￦	3,876,693

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	568,540	￦	857,076
Others		—		216,660

Total	￦	568,540	￦	1,073,736

F-
84

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The expected period of expiry for unused tax losses not recognized in deferred tax assets as at December 31, 2021 and 2022, is as follows:

( i n millions of Korean won)	2021		2022
2022	￦	4,249	￦	—
2023		76,133		72,512
2024		4,484		5,011
2025		2,836		3,701
2026		2,390		2,112
2027		3,419		2,534
2028		2,091		396
2029		2,579		617
2030		3,111		2,198
2031		1,841		1,360
Atter 2032		3,720		12,885

Total	￦	106,853	￦	103,326

3 1 .	Earnings per Share
Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.
Basic earnings per share from operations for the years ended December 31, 2020, 2021 and 2022, is calculated as follows:

	2020		2021		2022
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	￦	700,889	￦	1,354,537	￦	1,259,686
Weighted average number of ordinary shares outstanding (in number of shares)		245,207,307		235,201,782		242,235,332
Basic earnings per share (in Korean won)	￦	2,858	￦	5,759	￦	5,200
Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Controlling Company has dilutive potential ordinary shares from convertible bond
and
other share-based payments.

F-
8
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Diluted earnings per share from operations for the years ended December 31, 2020, 2021 and 2022 is calculated as follows:

	2020		2021		2022
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	￦	700,889	￦	1,354,537	￦	1,259,686
Adjustment to net income attributable to ordinary shares ( i n millions of Korean won)		—		—		(496)
Diluted profit attributable to ordinary shares (in millions of Korean won)		700,889		1,354,537		1,259,190
Number of dilutive potential ordinary shares outstanding (in number of shares)		69,598		483,760		91,931
Weighted average number of ordinary shares outstanding (in number of shares)		245,276,905		235,685,542		242,327,263
Diluted earnings per share (in Korean won)	￦	2,858	￦	5,747	￦	5,196
Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

32.	Dividend
The dividends paid by the Group in 2022, 2021 and 2020 were
￦
450,394
 million (
￦
1,910
 per share),
￦
326,487
 million (
￦
1,350
 per share),
￦
269,659
 million (
￦
1,100
 per share), respectively. A dividend in respect of the year ended December 31, 2022, of
￦
1,960
 per share, amounting to a total dividend of
￦
501,844
 million, was approved at the shareholders’ meeting on March 31, 2023.

F-
8
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

3 3 .	Cash Generated from Operations
Cash flows from operating activities for the years ended December 31, 2020, 2021 and 2022, are as follows:

(in millions of Korean won)	2020		2021		2022
1. Profit for the year	￦	746,256	￦	1,459,395		1,385,635
2. Adjustments to reconcile net income
Income tax expense		285,349		519,016		505,757
Interest income 1		(291,425)		(300,900)		(340,794)
Interest expense 1		265,035		268,847		320,914
Dividends income 2		(4,442)		(21,525)		(14,121)
Depreciation		2,635,307		2,643,894		2,687,191
Amortization of intangible assets		628,154		604,744		627,261
Depreciation of right-of-use assets		404,174		398,716		396,214
Provision for severance benefits		255,615		253,491		240,506
Impairment losses on trade receivables		139,957		105,344		132,102
Share of net profit or loss of associates and joint ventures		(18,041)		(116,061)		16,821
Loss(gain) on disposal of associates and joint ventures		111		1		(38,024)
Loss(gain) on the disposal of subsidiaries		—		13,483		(216,591)
Loss(gain) on disposal of right-of-use assets		2,047		8,319		(978)
Impairment losses on assets held for sale		—		11		—
Impairment loss on property and equipment and investment in properties		—		2,115		16,094
Loss on disposal of property and equipment and investment in properties 3		55,590		17,410		(66,317)
Loss on disposal of intangible assets		246		2,159		6,393
Loss on impairment of intangible assets		211,637		3,747		30,674
Loss(gain) on foreign currency translation		(138,011)		180,921		157,017
Loss(gain) on valuation and settlement of derivatives, net		155,600		(235,130)		(205,381)
Loss on disposal of financial assets at fair value through profit or loss		(29,974)		(29,974)		(2,347)
Loss(Gain) on valuation of financial assets at fair value through profit or loss		(64,660)		(64,660)		44,833
Loss(gain) on disposal of financial assets at amortized cost 4		(138)		(35)		3
Others		127,949		84,625		(49,891)
3. Change in operating assets and liabilities, net of effects from purchase of controlled entity and sale of engineering division
Decrease(increase) in trade receivables		66,462		327,031		(43,787)
Decrease( i ncrease) in other receivables		685,209		(328,610)		(1,598,216)
Decrease(increase) in other current assets		9,089		(89,230)		(101,947)
Decrease(increase) in other non-current assets		(86,039)		(143,087)		(120,054)
Decrease(increase) in inventories		288,507		32,798		(179,255)
Increase(decrease) in trade payables		(135,760)		289,044		(368,355)
Increase(decrease) in other payables		(1,232,646)		207,583		1,103,113
Increase(decrease) in other current liabilities		127,076		107,993		(30,375)
Decrease in other non-current liabilities		(56,319)		(14,915)		(1,015)
Increase(decrease) in provisions		2,264		(4,668)		(22,115)
Increase (decrease ) in deferred revenue		(1,948)		3,696		(384)
Increase in plan assets		(136,336)		(114,631)		(90,771)
Payment of post-employment benefits		(186,520)		(241,350)		(343,931)

4. Cash generated from operations (1+2+3)	￦	4,745,293	￦	5,829,607	￦	3,835,879

1	BC Card CO., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively, including interest income of

F-8
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

￦
68,869 million (2021:
￦
27,440 million) and interest expense of
￦
27,060 million that are recognized as operating revenue and expense, respectively, for the year ended December 31, 2022 (2021:
￦
5,458 million).

2
BC Card Co., Ltd. Recognized dividend income as operating revenue, including dividend income of
￦
2,299 million that is recognized as operating revenue for the year ended December 31, 2022 (2021:
￦
1,340 million).

3
KT Estate Inc. recognized gain and loss on disposal of investment properties as operating revenue and expense, respectively, including gain on disposal of investment properties of
￦
 95,129 million that is recognized as operating revenue for the year ended December 31, 2022.

4
KT Investment CO., Ltd. and other subsidiaries of the Group recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively, including loss on valuation of financial assets at fair value through profit or loss of
￦
7,859 million that is recognized as operating expense for the year ended December 31, 2022.

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented in cash generated from operations.
Significant transactions not affecting cash flows for the years ended December 31, 2020, 2021 and 2022, are as follows:

( i n millions of Korean won)	2020		2021		2022
Reclassification of the current portion of borrowings	￦	1,229,359	￦	1,303,543	￦	1,004,818
Reclassification of construction-in-progress to property and equipment		3,011,519		2,916,888		3,167,965
Reclassification of accounts payable from property and equipment		22,052		(149,512)		(7,055)
Reclassification of accounts payable from intangible assets		(345,675)		524,040		(197,389)
Reclassification of payable from defined benefit liabilities		72,346		69,415		(32,417)
Reclassification of payable from plan assets		66,046		(60,320)		28,532
Disposal of treasury stock related to acquisition of financial assets		—		—		747,161
Acquisition of financial assets related to disposal of a subsidiary		—		—		250,000

F-8
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

34.	Changes in Liabilities Arising from Financing Activities
Changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2020, 2021 and 2022, are as follows:

( i n millions of Korean won)	2020
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange difference		Fair Value changes		Changes in consolidati - on scope		Others		Ending
Borrowing	￦	7,298,867	￦	167,867	￦	17,523	￦	(157,985)	￦	—	￦	—	￦	(9,974)	￦	7,316,298
Lease liabilities		1,211,351		(447,784)		473,477		(3)		40		3,564		(97,005)		1,143,640
Other financial liabilities		—		(13,674)		13,674		—		—		—		—		—
Derivative liabilities		20,096		(943)		2,798		142,511		(23,669)		—		(10,220)		130,573
Derivative assets		(58,576)		34,933		—		2,870		(3,456)		—		16,623		(7,606)

Total	￦	8,471,738	￦	(259,601)	￦	507,472	￦	(12,607)	￦	(27,085)	￦	3,564	￦	(100,576)	￦	8,582,905

( i n millions of Korean won)	2021
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair Value changes		Changes in consolidati - on scope		Others
Borrowing	￦	7,316,298	￦	900,394	￦	52,782	￦	196,890	￦	—	￦	15,994	￦	(44,655)	￦	8,437,703
Lease liabilities		1,143,640		(394,567)		403,451		3		90		36,840		(30,088)		1,159,369
Derivative liabilities		130,573		(1,712)		2,637		(4,311)		(4,892)		—		(47,119)		75,176
Derivative assets		(7,606)		216		—		(189,700)		(17,251)		—		114,888		(99,453)

Total	￦	8,582,905	￦	504,331	￦	458,870	￦	2,882	￦	(22,053)	￦	52,834	￦	(6,974)	￦	9,572,795

(in millions of Korean won)	2022
	Beginning		Cash flows		Non-cash Ending
					Newly acquired		Exchange difference		Fair value change		Changes in consolidati- on scope		Others

Borrowing	￦	8,437,703	￦	1,391,32	￦	—	￦	146,108	￦	939	￦	—	￦	30,614	￦	10,006,685
Lease liabilities		1,159,369		(378,684)		427,398		—		—		—		(36,045)		1,172,038
Derivative liabilities		75,176		(41,197)		—		19,858		12,941		—		(33,223)		33,555
Derivative assets		(99,453)		76,280		(754)		(147,161)		30,341		—		(50,083)		(190,830)

Total	￦	9,572,795	￦	1,047,72	￦	426,644	￦	18,805	￦	44,221	￦	—	￦	(88,737)	￦	11,021,448

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

35.	Segment Information
The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	Cable television service , IT, facility security and global business, and others
Details of each segment for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020
( i n millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,275,765	￦	809,741	￦	3,233,878
Finance		3,344,286		101,825		41,693
Satellite TV		668,320		64,627		58,181
Real estate		543,587		76,431		56,205
Others		5,780,960		122,546		328,165

		28,612,918		1,175,170		3,718,122
Elimination		(4,172,271)		(152,837)		(83,838)

Consolidated amount	￦	24,440,647	￦	1,022,333	￦	3,634,284

	2021
( i n millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,734,342	￦	1,170,920	￦	3,217,643
Finance		3,526,743		104,511		46,223
Satellite TV		665,081		61,398		60,980
Real estate		336,218		27,498		60,459
Others		6,474,858		390,903		327,202

		29,737,242		1,755,230		3,712,507
Elimination		(4,531,583)		(55,833)		(104,869)

Consolidated amount	￦	25,205,659	￦	1,699,397	￦	3,607,638

F-
9
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

	2022
( i n millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,697,269	￦	1,347,405	￦	3,105,807
Finance		3,615,307		119,805		47,638
Satellite TV		709,160		19,797		58,413
Real estate		474,954		113,134		65,457
Others		7,960,143		473,276		575,035

		31,456,833		2,073,417		3,852,350
Elimination		(5,222,627)		(105,260)		(196,471)

Consolidated amount	￦	26,234,206	￦	1,968,157	￦	3,655,879

1	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.
For the year ended December 31, 2022, the Group changed certain operating segments for efficient business operation, and comparative information on the relevant segments was restated as the changed operating segments.
Operating revenues for the years ended December 31, 2020, 2021 and 2022 and non-current assets as at December 31, 2021 and 2022 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues						Non-current assets 1
Location	2020		2021		2022		2021.12.31		2022.12.31
Domestic	￦	24,368,729	￦	25,114,719	￦	26,074,349	￦	20,627,543	￦	20,845,214
Overseas		71,918		90,940		159,857		253,638		270,490

Total	￦	24,440,647	￦	25,205,659	￦	26,234,206	￦	20,881,181	￦	21,115,704

1	Non-current assets include property and equipment, intangible assets, investment properties and right-of-use assets.

F-
91

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

3 6 .	Related Party Transactions
The list of related party of the Group as at December 31, 2022, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., LoginD Co., Ltd., K Bank Inc., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtua Realm Sendirian Berhad, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, kt Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V, K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, SuseoyeokwhanseungcenterbokhapDevelopment, TeamFresh Corp., KORAMKO No. 143 General Private Real Estate Investment Company, Jumbo Film, KB Three Telecommunications Companies ESG Fund, IGIS No. 468-1 General Private Real Estate Investment Company, Pacific No. 68 General Private Real Estate Investment Company, Kiamco Data Center Blind Fund, Mastern No.172 Seongsu Office PFV Co. Ltd., OASISALPHA Corporation, Shinhan EZ General Insurance, Ltd
.
, New Media Tech Fund, SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1, K-Realty Qualified Private Real Estate Investment Trust No. 1, GRANDWEST PFV Co., Ltd.

Others 1	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd.

1	Although it is evaluated by applying IFRS 9, it is included in the scope of related parties under IAS 24 as it has a significant influence.

F-
9
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2021 and 2022, are as follows:

		December 31, 2021
		Receivables				Payables
(in millions of Korean won)		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	￦	821	￦	51,422	￦	—	￦	513	￦	—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		4,614		—		—		—		—
	Others		565		1,853		343		4,829		—

Total		￦	6,000	￦	53,275	￦	343	￦	5,342	￦	—

		December 31, 2022
		Receivables				Payables
(in millions of Korean won)		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	￦	682	￦	258,999	￦	—	￦	299	￦	—
	Little Big Pictures		1,454		7,645		—		9		—
	K-Realty 11th Real Estate Investment Trust Company		151		1,283		—		—		8,824
	Others		2,285		2		3,235		2,932		—

Total		￦	4,572	￦	267,929	￦	3,235	￦	3,240	￦	8,824

Significant transactions with related parties for the years ended December 31, 2020, 2021 and 2022, are as follows:

		2020
( i n millions of Korean won)		Sales		Purchases 1
Associates and joint ventures	K- Realty CR-REITs No.1	￦	2,298	￦	—
	Korea Information & Technology Investment Fund (KIF Investment Fund)		—		—
	K Bank, Inc.		15,658		8,227
	Others		809		10,272

Total		￦	18,765	￦	18,499

F-
9
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

		2020
(in millions of Korean won )		Interest income		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	￦	—	￦	917	￦	8,061
	Korea Information & Technology Investment Fund (KIF Investment Fund)		—		—		9,241
	K Bank, Inc.		14		—		—
	Others		—		—		43

Total		￦	14	￦	917	￦	17,345

1	A mounts include acquisition of property and equipment , and other s.

		2021
(in millions of Korean won )		Sales		Purchases 1
Associates and joint ventures	K- Realty CR-REITs No.1	￦	238,847	￦	1,308
	IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395		5,000		—
	K Bank, Inc.		24,247		15,164
	Others 2 ,3		28,092		21,302

Total			296,186		37,774

		2021
(in millions of Korean won )		Interest income		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	￦	—	￦	205	￦	40,142
	Korea Information & Technology Investment Fund (KIF Investment Fund)		223		—		—
	K Bank, Inc.		—		—		—
	Others 2 ,3		—		—		8,637

Total		￦	223	￦	205	￦	48,779

1	A mounts include acquisition of property and equipment , and others.
2
Transaction amount before OSKENT Co., Ltd., Mission Culture Industry Limited, Sweet and Sour Culture Industry Limited, Alma Mater Culture Industry Limited, and KT Philippines are excluded from associates and joint ventures
.

3	Includes transactions of Oscar Ent. before it was excluded as associates and joint ventures of the Group.

F-
9
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

		2022
( i n millions of Korean won)		Operating Revenue		Purchases 1
Associates and joint ventures	K- Realty CR-REITs No.1 2	￦	—	￦	—
	K Bank, Inc.		29,536		11,007
	Hyundai Robotics Co., Ltd. 1		94		3,799
	K-Realty 11th Real Estate Investment Trust Company		330		1,674
	Others 3		11,964		37,742
Others	Digital Pharm Co., Ltd.		1		—

Total			41,925		54,222

		2022
(in millions of Korean won )		Acquisition of right-of- use assets		Interest income		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1 2	￦	—	￦	—	￦	—	￦	45,549
	K Bank, Inc.		—		3,052		—		—
	Hyundai Robotics Co., Ltd. 1		—		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		1,966		—		260		162
	Others 3		—		—		—		9,158

Total		￦	1,966	￦	3,052	￦	260	￦	54,869

1	Amounts include acquisition of property and equipment , and others.
2	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
3	Includes transactions of StorySoop Inc. before it was excluded as associates and joint ventures of the Group.
Key management compensation for the years ended December 31, 2020, 2021 and 2022, consists of:

(in millions of Korean won)	2020		2021		2022
Salaries and other short-term benefits	￦	2,086	￦	2,189	￦	1,855
Post-employment benefits		390		412		294
Share-based compensation		625		669		976

Total	￦	3,101	￦	3,270	￦	3,125

F-
9
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Fund transactions with related parties for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020
	Borrowing transactions 1				Equity contributions in cash
(in millions of Korean won)	Borrowings		Repayments
Associates and joint ventures

K- Realty CR-REITs No.1	￦	—	￦	20,304	￦	—
Studio Discovery Co. Ltd.		—		—		3,000
KT Young Entrepreneurs DNA Investment Fund		—		—		3,600
KT-Smart Factory Investment Fund		—		—		2,800
KT-CKP New Media Investment Fund		—		—		(109)
K Bank, Inc.		—		—		195,011
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000
Hyundai Robotics Co. Ltd.		—		—		50,000

Total	￦	—	￦	20,304	￦	255,302

1	Borrowing transactions include lease transactions.

	202 1
	Borrowing transactions 1				Equity contributions in cash
(in millions of Korean won )	Borrowings		Repayments
Associates and joint ventures
K- REALTY CR REIT 1	￦	—	￦	15,964	￦	—
K Bank, Inc.		—		—		424,957
Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55		—		—		11,000
KT Young Entrepreneurs DNA Investment Fund		—		—		8,400
Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1		—		—		6,055
KT-IBKC Future Investment Fund 1		—		—		(5,700)
Others 2		—		—		18,176

Total	￦	—	￦	15,964	￦	462,888

1	Borrowing transaction s include lease transactions.
2	Others include transactions before exclusion as associates and joint ventures of the Group.

F-
9
6

KT Corporation
and
Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

	2022
	Borrowing transactions 1				Equity contributions in cash
(in millions of Korean won)	Borrowings		Repayments
Associates and joint ventures
Megazone Cloud Corporation	￦	30,000	￦	—	￦	130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		10,800
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		—		18,859
IGIS No. 468-1 General Private Real Estate Investment Company		—		—		25,000
K-Realty 11th Real Estate Investment Trust Company		1,916		771		—
Others		—		—		93,478

Total	￦	31,916	￦	771	￦	278,138

1	Borrowing transactions include lease transactions.
The Group has an obligation to invest in Real Estate Investment Company No.167, a related party, and others according to the agreement. As at December 31, 2022, the Group is planning to make an additional investment of
￦
53,120 million.
As at December 31, 2022, the limit of the credit card contract provided by the Group to K Bank, Inc. is
￦
1,000 million (December 31, 2021:
￦
1,000 million).

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
December 31, 2020, 2021 and 2022

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
As at December 31, 2020, 2021 and 2022, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax 1		Impact on equity

2020.12.31	10%	￦	25,220	￦	36,961
	-10%		(25,220)		(36,961)
2021.12.31	10%	￦	(3,433)	￦	8,692
	-10%		3,433		(8,692)
2022.12.31	10%	￦	(5,841)	￦	(15,836)
	-10%		5,841		15,836

1	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies.
The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

F-9
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Details of financial assets and liabilities in foreign currencies as at December 31, 2020, 2021 and 2022, are as follows:

(In thousands of foreign currencies)	2020		2021		2022
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	400,046	1,937,935	245,759	2,302,642	106,426	2,336,607
SDR 1	255	728	255	722	255	722
JPY	209,376	46,000,009	29,227	30,000,763	32,801	400,002
GBP	—	—	—	1,005	30	83
EUR	316	162	3,943	10,801	185	7,832
CNY	458	491	—	—	—	—
RWF 2	646	—	586	—	15,521	13,025
THB 3	535	—	2,160	—	265	—
MMK 4	—	—	—	—	—	—
TZS 5	1,019	—	1,644	—	1,464	—
BWP 6	212	—	93	—	183	—
HKD 7	—	198	—	105	37	—
BDT 8	—	—	—	—	—	—
PLN 9	26	—	—	—	—	—
VND 10	242,370	—	257,895	—	280,226	—
XAF 11	16,229	—	—	—	—	—
SGD 12	6	284,000	13	284,000	448	284,000
TWD 13	—	—	—	226	—	—
CHF 14	—	—	—	161	—	—
MYR 15	—	—	—	—	1	—
BGN 16	—	—	—	—	62	—

1	Special Drawing Rights.
2	Rwanda Franc.
3	Thailand Bhat.
4	Myanmar Kyat.
5	Tanzanian Shilling.
6	Botswana Pula.
7	Hong Kong Dollar.
8	Bangladesh Taka.
9	Polish Zloty.
10	Vietnam Dong.
11	Central African Franc.
12	Singapore Dollar.
13	Taiwan Dollar.
14	Swiss Franc.
15	Ringgit Malaysia.
16	Bulgarian Lev.
(iii) Price risk
As at December 31, 2020, 2021 and 2022, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Impact on profit before income tax		Impact on equity

2020.12.31	10%	￦	2,811	￦	3,472
	-10%		(2,811)		(3,472)
2021.12.31	10%	￦	2,000	￦	4,588
	-10%		(2,000)		(4,588)
2022.12.31	10%	￦	2,660	￦	113,948
	-10%		(2,660)		(113,948)
The analysis above is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index. Gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income can increase or decrease equity.
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
As at December 31, 2020, 2021 and 2022, if the market interest rate had increased/decreased by 100 bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before income tax		Impact on equity

2020.12.31	+ 100 bp	￦	973	￦	18,584
	- 100 bp		(973)		(19,377)
2021.12.31	+ 100 bp	￦	753	￦	5,549
	- 100 bp		(731)		(5,675)
2022.12.31	+ 100 bp	￦	635	￦	(2,045)
	- 100 bp		(669)		2,100
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

F-
100

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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
While cash equivalents are also subject to the impairment requirement, the identified expected credit loss was immaterial.
The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as at December 31, 2021 and 2022, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2022
Cash and cash equivalents (except for cash on hand)	￦	2,989,713	￦	2,437,629
Trade and other receivables
Financial assets at amortized costs		5,687,103		7,459,994
Financial assets at fair value through other comprehensive income		491,713		129,124
Contract assets		745,085		802,253
Other financial assets
Derivatives financial assets for hedging		99,453		190,830
Financial assets at fair value through profit or loss		862,481		942,274
Financial assets at fair value through other comprehensive income		94,750		5,432
Financial assets at amortized costs		608,389		1,060,058

Total	￦	11,578,687	￦	13,027,594

F-
101

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The Group is exposed to credit risk for financial guarantee contracts. As at December 31, 2022, the Group’s maximum exposure amount is
￦
26,206 million (2021:
￦
71,697 million).
(i) Trade receivables and contract assets
The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.
The Group measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2022. Expected credit loss of 12 months was applied as the credit sales and other credit-related assets of BC Card Co., Ltd., a subsidiary of the Group, has been determined to have low credit risk.
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

F-
102

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

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

	December 31, 2022
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,386,703	￦	1,009,559	￦	86,848	￦	8,483,110
Borrowings(including debentures)		2,028,207		6,972,077		2,016,472		11,016,756
Lease liabilities		313,162		615,766		407,833		1,336,761
Other non-derivative financial liabilities		33,279		209,155		93,744		336,178
Financial guarantee contracts 1		21,618		—		4,588		26,206

Total	￦	9,782,969	￦	8,806,557	￦	2,609,485	￦	21,199,011

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

At the end of the reporting period, the cash outflows and inflows by maturity of the Group’s derivatives held for trading and gross-settled derivatives are as follows:

	December 31, 2020
( i n millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives settled gross 2
Outflow	￦	248,300	￦	2,179,046	￦	498,619	￦	2,925,965
Inflow		249,301		2,074,747		480,570		2,804,618

	December 31, 2021
(in millions of Korean won )	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading 1
Outflows	￦	—	￦	158,284	￦	—	￦	158,284
Derivatives settled gross 2
Outflows	￦	843,489	￦	1,857,942	￦	377,302	￦	3,078,733
Inflows		856,508		1,917,236		394,134		3,167,878

F-
103

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

	December 31, 2022
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading 1
Outflows	￦	—	￦	101,994	￦	930	￦	102,924
Derivatives settled gross 2
Outflows	￦	472,005	￦	2,493,858	￦	28,786	￦	2,994,649
Inflows		550,478		2,670,002		37,873		3,258,353

1
During the year ended December 31, 2022, derivative liabilities held-for-trading are classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share contracts (Note 20).

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.
2	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the consolidated statement of financial position.
Meanwhile, as at December 31, 2022, the Group is obligated to invest
￦
53,120
 million in IBK-KT Emerging Digital Industry Investment Fund, a related party, and others, and
￦
5,473
 million and USD
34,050
 thousand to be paid in the future Capital Call method to Future Innovation Private Equity Fund No.3 (Notes 20 and 3
6
).
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
The debt-to-equity ratios as at December 31, 2021 and 2022, are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2022
Total liabilities	￦	20,592,180	￦	22,577,114
Total equity		16,567,161		18,412,696
Debt-to-equity ratio		124%		123%
The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.
The gearing ratios as at December 31, 2021 and 2022, are as follows:

(in millions of Korean won, %)	December 31, 2021		December 31, 2022
Total borrowings	￦	8,437,703	￦	10,006,685
Less: cash and cash equivalents		(3,019,592)		(2,449,062)

Net debt		5,418,111		7,557,623
Total equity		16,567,161		18,412,696
Total capital		21,985,272		25,970,319
Gearing ratio		25%		29%

F-
104

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

(3) Offsetting Financial Assets and Financial Liabilities
Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(In millions of Korean won)	December 31, 2021
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset			Net amount
							Financial instruments	Cash collateral
Trade receivables	￦	79,102	￦	—	￦	79,102	￦ (65,592)	￦	—	￦	13,510

(in millions of Korean won)	December 31, 2022
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	￦	60,512	￦	—	￦	60,512	￦	(44,518)	￦	—	￦	15,994
Other financial assets		764		(764)		—		—		—		—

Total	￦	61,276	￦	(764)	￦	65,012	￦	(44,518)	￦	—	￦	15,994

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.
The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2021
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	69,944	￦	—	￦	69,944	￦	(65,592)	￦	—	￦	4,352

Total	￦	69,944	￦	—	￦	69,955	￦	(65,592)	￦	—	￦	4,352

(in millions of Korean won)	December 31, 2022
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	47,271	￦	(764)	￦	46,507	￦	(44,518)	￦	—	￦	1,989

Total	￦	47,271	￦	(764)	￦	46,507	￦	(44,518)	￦	—	￦	1,989

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

F-
10
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial
Statemen
ts
December 31, 2020, 2021 and 2022

38.	Fair Value
38.1 Fair Value of Financial Instruments by Category
Carrying amount and fair value of financial instruments by category as at December 31, 2021 and 2022, are as follows:

	December 31, 2021			December 31, 2022
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	￦	3,019,592	1	￦	2,449,062	1
Trade and other receivables
Financial assets measured at amortized cost 2		5,610,377	1		7,364,516	1
Financial assets at fair value through other comprehensive income		491,713	491,713		129,124	129,124
Other financial assets
Financial assets measured at amortized cost		608,389	1		1,060,058	1
Financial assets at fair value through profit or loss		952,319	952,319		1,064,856	1,064,856
Financial assets at fair value through other comprehensive income		347,877	347,877		1,508,192	1,508,192
Derivative financial assets for hedging purpose		99,453	99,453		190,830	190,830

Total	￦	11,129,720		￦	13,766,638

Financial liabilities
Trade and other payables	￦	7,980,203	1	￦	8,397,264	1
Borrowings		8,437,703	8,578,827		10,006,685	9,405,992
Other financial liabilities
Financial liabilities at amortized cost		263,500	1		246,606	1
Financial liabilities at fair value through profit or loss		216,040	216,040		141,280	141,280
Derivative financial liabilities for hedging purpose		18,126	18,126		33,555	33,555

Total	￦	16,915,572		￦	18,825,390

1	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value .
2	With the application of IFRS 7, lease receivables are excluded from th e fair value disclosure.

F-10
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

38.2	Fair Value Hierarchy
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

•
Level 2: The fair value of financial instruments that are not traded in active market
s
is determined
using val
uation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2021 and 2022, are as follows:

	December 31, 2021
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	491,713	￦	—	￦	491,713
Other financial assets
Financial assets at fair value through profit or loss		24,285		350,949		577,085		952,319
Financial assets at fair value through other comprehensive income		17,328		7,176		323,373		347,877
Derivative financial assets for hedging purpose		—		67,888		31,565		99,453
Investment properties		—		—		4,263,381		4,263,381

Total	￦	41,613	￦	917,726	￦	5,195,404	￦	6,154,743

Liabilities
Borrowings	￦	—	￦	8,578,827	￦	—	￦	8,578,827
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		708		215,332		216,040
Derivative financial liabilities for hedging purpose		—		18,126		—		18,126

Total	￦	—	￦	8,597,661	￦	215,332	￦	8,812,993

F-10
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	129,124	￦	—	￦	129,124
Other financial assets
Financial assets at fair value through profit or loss		26,647		426,140		612,069		1,064,856
Financial assets at fair value through other comprehensive income		1,005,900		5,163		497,129		1,508,192
Derivative financial assets for hedging purpose		—		189,717		1,113		190,830
Investment properties		—		—		5,370,047		5,370,047

Total	￦	1,032,547	￦	750,144	￦	6,480,358	￦	8,263,049

Liabilities
Borrowings	￦	—	￦	9,405,992	￦	—	￦	9,405,992
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		141,280		141,280
Derivative financial liabilities for hedging purpose		—		33,555		—		33,555

Total	￦	—	￦	9,439,547	￦	141,280	￦	9,580,827

38.3 Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements
There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

F-10
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements as at December 31, 2021 and 2022, are as follows:

	2021
	Financial assets						Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	￦	432,509	￦	50,789	￦	(4,194)	￦	2,637
Acquisition		492,842		118,648		—		205,323
Reclassification		(25,757)		14,633		—		—
Changes in c onsolidation s cope		353		(3,051)		—		46,208
Disposal		(418,029)		(5,325)		—		—
Amount recognized in profit or loss 1, 2		95,167		71		43,150		(38,836)
Amount recognized in other comprehensive income 2		—		147,608		(7,391)		—

Ending balance	￦	577,085	￦	323,373	￦	31,565	￦	215,332

1	The recognition of gains and losses on derivatives financial liabilities (assets) for hedging purposes consists entirely of derivatives valuation losses.
2	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation losses.

	2022
	Financial assets						Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	￦	577,085	￦	323,373	￦	31,565	￦	215,332
Acquisition		226,310		262,408		—		3,046
Reclassification		(8,962)		8,122		—		(54,921)
Changes in consolidation scope		—		(40)		—		—
Disposal		(179,740)		(97,426)		(31,565)		—
Amount recognized in profit or loss 1,		(2,624)		18		—		(22,177)
Amount recognized in other comprehensive income 2		—		674		1,113		—

Ending balance	￦	612,069	￦	497,129	￦	1,113	￦	141,280

1	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation gains and losses.
2	The recognition of gains and losses on derivatives financial liabilities for hedging purposes consists entirely of derivatives valuation gains.

9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

38.4	Valuation Technique and the Inputs
Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2021 and 2022, are as follows:

	December 31, 2021
(in millions of Korean won)	Fair value		Level	Valuation techniques	Inputs

Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	491,713	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		928,034	2,3	DCF Model, Adjusted Net Asset Model	Bond interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		330,549	2,3	DCF Model, Market approach Model	Discount rate
Derivative financial assets for hedging		99,453	2,3	Hull-White Model, DCF Model	Market observation discount rate
Investment properties		4,263,381	3	DCF Model
Liabilities
Borrowings	￦	8,578,827	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		216,040	2,3	DCF Model, Binomial Option Pricing Model	Forward rate, Market interest rate
Derivative financial liabilities for hedging		18,126	2	DCF Model	Market observation discount rate

F-1
10

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

	December 31, 2022
(in millions of Korean won)	Fair value		Level	Valuation techniques	Inputs

Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	129,124	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		1,038,209	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation	Market Interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		502,292	2,3	DCF Model, Market approach Model	Discount rate
Derivative financial assets for hedging		190,830	2,3	Hull-White Model, DCF Model	Market observation discount rate, Swap interest rate
Investment properties		5,370,047	3	DCF Model
Liabilities
Borrowings	￦	9,405,992	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		141,280	2,3	DCF Model, Binomial Option Pricing Model, Monte-Carlo Simulation
Derivative financial liabilities for hedging		33,555	2	DCF Model	Market observation discount rate

38.5	Valuation Processes for Fair Value Measurements Categorized Within Level 3
The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

38.6	Gains and losses on valuation at the transaction date
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

F-1
11

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2021 and 2022, are as follows:

(in millions of Korean won)	2021				2022
	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	￦	2,257	￦	—	￦	832	￦	—
II. New transactions		—		—		—		—
III. Recognized at fair value through profit or loss		(1,425)		—		(832)		—

IV. Ending balance (I+II+III)	￦	832	￦	—	￦	—	￦	—

39.	Interests in Unconsolidated Structured Entities
Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others
Real estate finance
A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of Asset Backed Commercial Paper (“ABCP”) due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 202
2
, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds
Minority investors including managing members contribute to Private Equity Fund (“PEF”) and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2022, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization
The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

F-1
12

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2021 and 2022, are as follows:

(in millions of Korean won)	December 31, 2021
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	2,343,487	￦	5,202,439	￦	2,256,256	￦	9,802,182
Assets recognized in statement of financial position
Other financial assets	￦	40,587	￦	237,841	￦	—	￦	278,428
Joint ventures and associates		125,009		246,440		—		371,449

Total	￦	165,596	￦	484,281	￦	—	￦	649,877

Maximum loss exposure 1
Investment assets	￦	165,596	￦	484,281	￦	—	￦	649,877
Investment agreement, etc		—		63,489		—		63,489

Total	￦	165,596	￦	547,770	￦	—	￦	713,366

1
Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

(in millions of Korean won)	December 31, 2022
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	3,539,827	￦	5,580,445	￦	2,044,989	￦	11,165,261
Assets recognized in statement of financial position
Other financial assets	￦	77,819	￦	237,907	￦	—	￦	315,726
Joint ventures and associates		123,138		268,275		—		391,413

Total	￦	200,957	￦	506,182	￦	—	￦	707,139

Maximum loss exposure 1
Investment assets	￦	200,957	￦	506,182	￦	—	￦	707,139
Investment agreement, etc		40,914		91,224		—		132,138

Total	￦	241,871	￦	597,406	￦	—	￦	839,277

1
Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

F-1
13

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

40.	Information About Non-controlling Interests
40.1 Changes in Accumulated Non-controlling Interests
Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2020, 2021 and 2022 are as follows:

(In millions of Korean won)	December 31, 2020
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend s paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	￦	375,906	￦	22,171	￦	(8,279)	￦	(898)	￦	388,900
BC Card Co., Ltd.	30.5%		417,475		9,899		(22,787)		7,239		411,826
KT Powertel Co., Ltd.	55.2%		54,276		2,151		(478)		(202)		55,747
KT Alpha Co., Ltd. (KT Hitel Co.,Ltd.)	32.9%		54,709		(1,840)		—		(2,563)		50,306
KT Telecop Co., Ltd.	13.2%		3,650		152		—		(208)		3,594

(In millions of Korean won)	December 31, 2021
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend s paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	￦	388,900	￦	24,795	￦	(8,279)	￦	5,279	￦	410,695
BC Card Co., Ltd.	30.5%		411,826		34,496		(6,434)		59,040		498,928
KTIS Corporation	68.6%		120,071		17,715		(1,837)		(709)		135,240
KTCS Corporation	79.7%		129,502		21,394		(2,211)		(3,574)		145,111
Nasmedia, Co., Ltd.	56.0%		112,549		15,185		(3,808)		255		124,181

(In millions of Korean won)	December 31, 2022
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividend s paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife C o., Ltd .	49.8%	￦	410,695	￦	7,127	￦	(8,284)	￦	13,651	￦	423,189
BC Card Co., Ltd.	30.5%		498,928		47,909		(7,641)		(14,539)		524,657
KTIS Corporation	66.7%		135,240		14,965		(2,226)		(6,577)		141,402
KTCS Corporation	78.3%		145,111		18,888		(2,721)		(7,397)		153,881
Nasmedia Co., Ltd	56.0%		124,181		15,610		(4,187)		(179)		135,425

F-1
14

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

40
.2 Summarized Financial Information on Subsidiaries
The summarized financial information for each subsidiary with non-controlling interests that are material to the Group, before inter-company eliminations, is as follows:
Summarized consolidated statements of financial position as at December 31, 2020, 2021 and 2022, are as follows:

	December 31, 2020
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)
Non-controlling Interests rate (%)		49.7%		30.5%		55.2%		32.9%
Current assets	￦	480,450	￦	1,785,914	￦	90,056	￦	140,948
Non-current assets		439,026		1,298,484		29,638		148,001
Current liabilities		153,236		1,602,667		17,045		74,045
Non-current liabilities		21,803		176,083		1,788		18,554
Equity		744,437		1,305,648		100,861		196,350
Operating revenue		706,631		3,387,640		65,897		350,231
Profit for the year		58,190		39,455		3,809		2,080
Total comprehensive income (loss)		55,647		61,796		3,442		(8,700)
Cash flows from operating activities		160,934		(119,163)		6,011		62,521
Cash flows from investing activities		(105,293)		58,042		(3,353)		(58,186)
Cash flows from financing activities		(19,650)		22,790		(1,515)		(1,856)
Net increase (decrease) in cash and cash equivalents		35,991		(38,331)		1,143		2,479
Cash and cash equivalents at beginning of year		63,850		279,162		6,217		37,043
Exchange differences		(7)		(247)		—		(83)
Cash and cash equivalents at end of year		99,834		240,584		7,360		39,439

F-1
1
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

	December 31, 2021
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Non-controlling Interests rate (%)		49.7%		30.5%		68.6%		79.7%		56.0%
Current assets	￦	408,484	￦	1,991,152	￦	124,420	￦	302,953	￦	409,345
Non-current assets		867,161		1,942,275		244,941		113,797		81,049
Current liabilities		249,676		1,658,476		103,927		189,641		248,648
Non-current liabilities		220,018		822,528		73,691		44,530		19,970
Equity		805,951		1,452,423		191,743		182,579		221,776
Operating revenue		772,950		3,580,970		487,801		968,499		125,876
Profit for the year		62,309		120,308		24,944		19,034		27,120
Total comprehensive income		74,995		122,578		28,669		16,914		27,991
Cash flows from operating activities		102,947		(157,645)		49,011		6,945		44,500
Cash flows from investing activities		(352,116)		(283,313)		(27,143)		(1,039)		(16,966)
Cash flows from financing activities		230,010		526,563		(23,126)		(16,622)		(9,843)
Net increase (decrease) in cash and cash equivalents		(19,159)		85,605		(1,258)		(10,716)		17,691
Cash and cash equivalents at beginning of year		99,834		240,584		31,779		75,440		53,720
Exchange differences		(3)		293		—		(840)		(15)
Cash and cash equivalents at end of year		80,672		326,482		30,521		63,884		71,396

F-11
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

	December 31, 2022
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Non-controlling Interests rate (%)		49.8%		30.5%		66.7%		78.3%		56.0%
Current assets	￦	420,701	￦	3,152,622	￦	102,121	￦	296,209	￦	435,359
Non-current assets		938,465		2,513,453		294,087		123,517		81,586
Current liabilities		274,637		2,879,551		103,698		188,379		261,381
Non-current liabilities		229,042		1,229,649		95,506		40,240		14,349
Equity		855,487		1,556,875		197,004		191,107		241,215
Operating revenue		1,038,468		3,897,090		536,229		1,031,010		153,210
Profit for the year		20,941		148,341		15,917		17,634		27,691
Total comprehensive income		34,485		143,055		13,502		17,500		26,996
Cash flows from operating activities		176,407		(798,043)		13,809		19,423		22,015
Cash flows from investing activities		(78,928)		(7,733)		9,813		13,245		3,845
Cash flows from financing activities		(79,455)		914,441		(29,199)		(35,578)		(11,136)
Net increase (decrease) in cash and cash equivalents		18,024		108,665		(5,577)		(2,910)		14,724
Cash and cash equivalents at beginning of year		80,672		326,482		30,521		63,884		71,396
Exchange differences		(1)		(100)		—		840		13
Cash and cash equivalents at end of year		98,695		435,047		24,944		61,814		86,133
40.3 Transactions with Non-controlling Interests
The effect of changes in the ownership interest on the equity attributable to owners of the Group for the years ended December 31, 2020, 2021 and 2022 is summarized as follows:

(in millions of Korean won)	2020		2021		2022
Carrying amount of non-controlling interests acquired	￦	1,750	￦	14,702	￦	19,272
Consideration paid to non-controlling interests		9,878		1,095		69,652

Effect of changes in equity (net amount)	￦	11,628	￦	15,797	￦	88,924

41.	Business Combination
Kt cloud Co., Ltd., a subsidiary of the Group, acquired
100,000
common shares
(100
%) of SPARK AND ASSOCIATES INC. for
￦
20,328
 million on October 4, 2022 to secure business capabilities of the car cloud business and also gain first mover advantage in the multi/hybrid cloud market.
The details of major business combinations that occurred for the year ended December 31, 2022, are as follows
:

(in millions of Korean won)	Major transfer business	Business combination date	Transfer price
SPARK AND ASSOCIATES INC.	Network service industry	Oct. 4, 2022	20,328

F-11
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

The values of assets and liabilities acquired on the acquisition date from major business combinations for the year ended December 31, 2022, are as follows:

(in millions of Korean won)	SPARK AND ASSOCIATES INC.

I. Total transfer price (A)	￦	20,328
II. Amount recognized as identifiable assets and liabilities
Fair value of identifiable assets		11,446
Cash and cash equivalents		427
Trade and other receivables, net		1,039
Property and equipment, net		23
Intangible assets, net		9,715
Other assets		242
Fair value of identifiable liabilities		2,793
Trade and other payables		410
Current income tax liabilities		32
Net defined benefit liabilities		21
Other liabilities		2,330
Total identifiable net assets (B)		8,653
III. Non-controlling interest (C)		—
IV. Fair value of net assets acquired (D=B-C)		8,653

V. Goodwill (E=A-D)	￦	11,675

Intangible assets additionally identified by the Group as a result of major business combinations for the year ended December 31, 2022, are as follows:

(in millions of Korean won)	Goodwill		Customer relationship
SPARK AND ASSOCIATES INC.	￦	11,675	￦	9,715

Operating revenue and net profit and loss before elimination of intercompany transactions of the acquired companies transferred through major business combinations for the year ended December 31, 2022, are as follows:

(in millions of Korean won)	After business combination				2022 1
	Operating revenue		Profit (loss) for the year		Operating revenue		Profit (loss) for the year

SPARK AND ASSOCIATES INC.	￦	1,637	￦	413	￦	6,856	￦	670

1
Operating revenue and profit or loss of the entity for the current reporting period as though th
e acquisition date f
or all business combinations that occurred during the year had been as at the beginning of the annual reporting period.

F-11
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2020, 2021 and 2022

4 2 .	Events After Reporting Period
The Group has issued the following bonds since the end of the reporting period.

Type	Issuance date	Face value (in millions of Korean won)		Interest rate	Redemption date
The 198-1st Public bond	Jan. 12, 2023	￦	70,000	3.847%	Jan. 10, 2025
The 198-2nd Public bond	Jan. 12, 2023		150,000	3.869%	Jan. 12, 2026
The 198-3rd Public bond	Jan. 12, 2023		80,000	3.971%	Jan. 12, 2028
The Group decided to acquire treasury stocks equivalent to
￦
300,000 million, in accordance with the resolution of the Board of Directors on February 9, 2023, to enhance shareholder value. Treasury stocks amounting to
￦
100,000 million of th
e acquired
treasury stocks will be retired in August 2023.

9

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/S/ JONG-OOK PARK
Name: Jong-Ook Park
Title:	Acting Chief Executive Officer and President

Date: April 28, 2023

Exhibit Index

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 to Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

2.4	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.5	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of Samil PricewaterhouseCoopers dated April 28, 2023

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, has been formatted in Inline XBRL

*	Filed previously.

(P)	Paper filing.