Form 20-F
period 2023-12-31
KT CORP
filed 2024-04-30
CIK 892450

As filed with the Securities and Exchange Commission on April 30, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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
Min Jang
KT Gwanghwamun Building East
33, Jong-ro
3-Gil
,
Jongno-gu
03155 Seoul,
Korea
Telephone:
+82-2-3495-3557;
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
None

As of December
 31, 2023, there were 246,413,422
ordinary shares, par value
￦
5,000 per share, outstanding
(not Including 11,447,338 ordinary shares held by the registrant as treasury shares)
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

Our consolidated financial statements as of December 31, 2022 and 2023 and for each of the years in the three-year period ended December 31, 2023 and related notes thereto (“Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All references to “Won” or “￦” in this annual report are to the currency of the Republic. All references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. All references to “Euro” or “EUR” are to the currency of the European Union. All references to “SGD” or “Singapore dollars” are to the currency of the Republic of Singapore. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,185.5 to US$1.00, ￦1,267.3 to US $1.00, and ￦1,289.3 to US $1.00 on December 31, 2021, 2022 and 2023, respectively.

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

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including mobile virtual network operators (“MVNOs”) that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao Corp. (“Kakao”)) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global over-the-top (“OTT”) media services such as Netflix. In January 2023, the MSIT announced plans to encourage a fourth service provider to enter the Korean mobile service market by awarding a bandwidth license for the use of the 28 GHz spectrum and provide various measures to support the competitiveness of the new market entrant. In January 2024, Stage X, a consortium led by Stage Five, won the auction for 800 MHz of bandwidth license on the 28 GHz spectrum. Stage X is expected to commence service in the first half of 2025 to become the fourth nationwide mobile service provider, subject to satisfaction of applicable regulatory requirements. The entrance of new service providers in the markets for mobile services, fixed-line services and media and content services may further increase competition, as well as cause downward price pressure on the fees we charge for our services. For a discussion of our market shares in key markets, please see “Item 4. Information on the Company—Item 4.B. Business Overview—Competition.”

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of 5G mobile services in April 2019, competition has further intensified among the three network service providers, which has resulted in an increase in marketing expenses as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The KCC has also issued guidelines on fair competition of the telecommunications companies.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. We have acquired a number of licenses to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth. For example, in recent years, the MSIT cancelled the bandwidth licenses for the use of the 28 GHz spectrum that had been issued to us, SK Telecom and LG U+, noting the failure to meet certain agreements made with the MSIT at the time of the license allocations. For all of our bandwidth licenses, we made aggregate payments of ￦603 billion in 2021, ￦319 billion in 2022 and ￦327 billion in 2023. For our outstanding payment obligations relating to our bandwidth licenses, see “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisition of New Bandwidth Licenses and Usage Fees.” For more information on our bandwidth licenses, see “Item 4. Information on the Company—Item 4.D. Property, Plant and Equipment—Mobile Networks.”

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

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current businesses. For example, in September 2021, KT Skylife Co., Ltd. (“KT Skylife”), in which we held a 50.3% interest as of December 31, 2023, completed its acquisition of a 100.00% interest in Hyundai HCN Co., Ltd. (“HCN”), which is Korea’s fifth largest cable operator.

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

The Government, primarily through the MSIT and the KCC, has the authority to regulate the telecommunications industry in Korea. The MSIT and the KCC also have the authority to regulate the pay TV industry under the Korea Broadcasting Act and the Internet Multimedia Broadcasting Services Act, which cover our IPTV services, our satellite TV services provided through KT Skylife (in which we held a 50.3% interest as of December 31, 2023), and cable TV services that we provide through HCN, in which KT Skylife holds a 100.0% interest. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.” The MSIT’s policy is to promote competition through measures designed to prevent the dominant service provider in any such market from exercising its market power in a way that would prevent the emergence and development of viable competitors. Under such regulations, if a network service provider has the largest market share for a specified type of telecommunications service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, such entity may be designated as a market-dominating business entity that may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The KCC has also issued guidelines on fair competition of telecommunications and Internet-related companies. In addition, the Government sets the policies regarding the use of radio frequency bandwidths and allocates the bandwidths used for wireless telecommunications by an auction process or by a planned allocation.

We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively. Accordingly, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The form of our standard agreement for providing local network services and each agreement for interconnection with other service providers must also be reported to the MSIT. Although we compete freely with other network service providers in terms of rate plans for our principal telecommunications and Internet-related services except for rates we charge for local calls, our inability to freely set our local telephone service rates may hurt profits from such businesses and impede our ability to compete effectively against our competitors. In addition, the MSIT may periodically announce policy guidelines that telecommunications companies are recommended to take into consideration in their telecommunications and Internet-related businesses. In recent years, the Government has been promoting further diversification of mobile rate plans, in part to mitigate the burden of rising household expenditures. In response, the three network service providers in Korea, including us, have launched additional lower-priced mobile rate plans.

In January 2024, the Government announced its plan to repeal the Mobile Device Distribution Improvement Act, which remains subject to passage by the National Assembly of the Republic of Korea, in order to encourage mobile service providers to offer differentiated benefits to customers. Under the Mobile Device Distribution Improvement Act, a subscriber is entitled to receive either a designated handset subsidy related to the purchase of a recently released mobile phone, or a designated discount on the mobile service subscription rate. In connection with such policy, the Government amended the Enforcement Decree of the Mobile Device Distribution Improvement Act in March 2024, pursuant to which mobile service providers may provide more liberal subsidies to subscribers that are switching their mobile service providers based on certain criteria specified by the KCC, including the estimated profit margins of the mobile service providers and subscribers’ costs of switching their service providers. Any such amendments to, or the repeal of, the Mobile Device

Distribution Improvement Act may have a material impact on the competitive landscape of the mobile telecommunications industry as mobile service providers are given more flexibility to provide handset subsidies or discounts, which may in turn increase expenses.

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

COVID-19 and any possible occurrences of other types of widespread infectious diseases could materially and adversely affect our business, financial condition or results of operations.

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, was declared a “pandemic” by the World Health Organization in March 2020. The global outbreak of COVID-19 had led to global economic and financial disruptions. While we do not believe that COVID-19 had a material adverse impact on our business, risks associated with COVID-19 or other types of widespread infectious diseases may include:

•	increase in unemployment among our customers who may not be able to meet payment obligations, which in turn may decrease demand for our products and services;

•	service disruptions, outages and performance problems due to capacity constraints caused by an overwhelming number of people accessing our services simultaneously;

•	disruptions in the supply of mobile handsets or telecommunications equipment from our vendors;

•	fluctuations of the Won against major foreign currencies, which in turn may impact the cost of imported equipment necessary for expansion and enhancement of our telecommunications infrastructure; and

•	impairments in the fair value of our investments in companies that may be adversely affected by the pandemic.

In the event that a future occurrence of COVID-19 or occurrences of other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be materially and adversely affected.

Legal cases involving our political donations and other incidents and allegations could have a material adverse effect on our business, reputation and stock price.

In January 2018, the Korean police commenced an investigation in connection with the allegations that our former executives and employees violated the Political Funds Act of Korea, by making certain donations to various lawmakers using corporate funds. In November 2021, the Seoul Central District Prosecutor’s Office decided not to indict Chang-gyu Hwang, our previous chief executive officer, on charges that include violating the Political Funds Act, but indicted four other former executives in our Corporate Relations Division for violation of such laws as well as us for violation of the Political Funds Act. In June 2022, the Seoul Central District Court (i) sentenced the four former executives to suspended prison terms ranging between six to ten months on probation for two years and (ii) imposed a penalty of ￦10 million on us. The four former executives did not appeal such rulings, which became final and conclusive. We appealed the decision of the Seoul Central District Court, which appeal was dismissed by the Seoul High Court in February 2023. In February 2023, we appealed such decision to the Supreme Court, which appeal was dismissed by the Supreme Court in September 2023. Accordingly, the decision of the Seoul Central District Court became final and conclusive.

In November 2021, the Seoul Central District Prosecutor’s Office also issued a summary indictment against our former representative director and chief executive officer, Hyeon-mo Ku, and nine other former executive officers, who permitted using their names, for violating charges that include violation of the Political Funds Act and embezzlement. In February 2022, after a summary judgment was issued, our 10 former executive officers filed for a formal trial. In July 2023, with respect to alleged violation of the Political Funds Act, the Seoul Central District Court found all 10 former executives guilty and imposed monetary penalties on each person ranging from ￦3 million to ￦7 million. The Seoul Central District Prosecutor’s Office appealed such decisions, which remain pending at the Appellate Division of the Seoul Central District Court. In October 2023, with respect to alleged violation of embezzlement, the Seoul Central District Court found all 10 former executives guilty and imposed monetary penalties on each person ranging from ￦2 million to ￦3 million. The Seoul Central District Prosecutor’s Office and some of the former executive officers appealed such decisions, which remain pending at the Appellate Division of the Seoul Central District Court.

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

In February 2022, we entered into a settlement (the “Settlement”) with the SEC to resolve its investigation, among others, regarding charitable and political donations and other incidents and allegations, including matters connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, and certain payments made by certain of our employees between 2014 and 2018 with respect to procurement of two government contracts in Vietnam. Pursuant to the Settlement, which resolves these matters, and without admitting or denying any of the SEC’s findings (except for the SEC’s jurisdiction over us and the subject matter of the proceedings), we consented to the entry of an order in which the SEC made findings and ordered, pursuant to Section 21C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that we cease and desist from committing or causing any violations and any future violations of the books and records and internal accounting control provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) – Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. As part of the Settlement, we paid disgorgement of approximately $2.8 million (including prejudgment interest) and a civil penalty of $3.5 million to the SEC, and agreed to periodically report to the SEC staff for a two year term the status of our remediation and implementation of compliance measures for ensuring compliance with the FCPA and other applicable anti-corruption laws, which period was completed in April 2024. There can be no assurance that such development or any further developments relating to the above-mentioned matters, including adverse publicity, will not adversely affect our business, financial results, reputation or stock price.

Cybersecurity breaches may expose us to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.

Our business involves the storage and transmission of large amounts of confidential information of our subscribers and cardholders, and cybersecurity breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. Even though we strive to take all steps we believe are necessary to protect personal information, hardware, software or applications we develop or procure from third parties may contain defects or other problems that could unexpectedly compromise information security. For a discussion of our cybersecurity risk management and strategy, see “Item 16K. Cybersecurity.” Unauthorized parties may also attempt to circumvent our security measures to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. In addition, because the techniques used to obtain unauthorized access or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures.

In the past, we have experienced cyber-attacks of varying degrees from time to time, including theft of personal information of our subscribers by third parties that have led to lawsuits and administrative actions against us alleging that the leak was related to our mismanagement of subscribers’ personal information. If we experience additional significant cybersecurity breaches or fail to detect and appropriately respond to significant cybersecurity breaches, we could be subject to additional government enforcement actions, regulatory sanctions and litigation in the future. In addition, our subscribers and cardholders could lose confidence in our ability to protect their personal information, which could cause them to discontinue using our services altogether. Furthermore, adverse final determinations, decisions or resolutions regarding such matters could encourage other parties to bring related claims and actions against us. Accordingly, our failure to prevent cybersecurity breaches may materially and adversely impact our business, financial condition and results of operations.

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

Government regulation of the credit card industry may adversely affect the operations of BC Card in which we held a 69.5% interest as of December 31, 2023.

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

Pursuant to the FSS’s capital adequacy guidelines, which are derived from standards established by the Bank for International Settlements, credit card companies in Korea are required to maintain a total capital adequacy ratio of at least 8.0% on a consolidated basis. To the extent a credit card company fails to maintain such ratio, Korean regulatory authorities may impose penalties on such company ranging from a warning to a suspension or revocation of its license. BC Card’s capital adequacy ratios were 35.8% as of December 31, 2021, 27.3% as of December 31, 2022 and 25.4% as of December 31, 2023. Such capital adequacy ratio will decrease if the growth in BC Card’s asset base is not matched by corresponding growth in its regulatory capital. In addition, BC Card’s capital base and its capital adequacy ratio may decrease if its results of operations or financial condition deteriorates. Accordingly, there can be no assurance that BC Card will not be required to obtain additional capital in the future in order to maintain its capital adequacy ratio above the minimum required levels. There can be no assurance that, if BC Card requires additional capital in the future, it will be able to obtain such capital on favorable terms or at all, which could have a material adverse effect on the business, financial condition and results of operations of BC Card.

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

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on October 9, 2025. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrest resulting from disagreements with the labor union in the future.

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

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission to prohibit or restrict actions that impede competition and fair trade. The Korea Fair Trade Commission designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT group are subject to ongoing scrutiny by the Korea Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting debt guarantees for other domestic member companies of the same group and cross-shareholdings among domestic member companies of the same group, as well as requiring disclosure of the status of such cross-shareholdings. Additionally, we are subject to a prohibition, in effect since July 2014, against circular shareholding among any three or more entities within our business group. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-

denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦10,218 billion total borrowings (including short-term borrowings) outstanding as of December 31, 2023, ￦2,801 billion was denominated in foreign currencies. Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to mitigate such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations, and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “—Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

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

While we currently are not subject to any claims of underpayment from our current or former employees, the Supreme Court decision may result in additional labor costs for us in the form of additional payments required under the expanded scope of ordinary wages. Any such additional payments may have an adverse effect on our financial condition and results of operations.

Risks Relating to Korea

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are incorporated in Korea, and we generate most of our operating revenue in Korea. As a result, we are subject to economic, political, legal and regulatory risks specific to Korea, and our performance and successful execution of our operational strategies are dependent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of deterioration and recovery, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

Following a period of deterioration due to the debilitating effects of the COVID-19 pandemic on the Korean economy as well as on the economies of Korea’s major trading partners in 2020, the overall Korean economy showed some signs of recovery in 2021. See “— COVID-19 and any possible occurrences of other types of widespread infectious diseases could materially and adversely affect our business, financial condition or results of operations.” However, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, in particular due to the COVID-19 pandemic, and beginning in the second half of 2021, rapid increases in interest rates globally to combat inflation, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy could adversely affect our business, financial condition and results of operations and the market price of our ADSs.

Other developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of severe health epidemics;

•

hostilities or, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken and may take in the future) and any resulting adverse effects on the global supply of oil and other natural resources or the global financial markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deteriorating economic and trade relations between the United States and China and increased uncertainties in the global financial markets and industry;

•

adverse changes or volatility in foreign currency reserve levels, inflation rates, interest rates, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Yuan) or stock markets;

•	the occurrence of severe health epidemics in Korea or other parts of the world, in addition to the COVID-19 pandemic;

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

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts due to disruptions to the global supply chain;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, in particular in light of the Government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of COVID-19 as well as interest rate increases, which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large, troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil-producing countries in the Middle East (including the escalation of hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Korean government also closed the inter-Korea Gaeseong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than 100 artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings between Korea and North Korea were held in April, May and September 2018 and between North Korea and the United States in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea or between the United States and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our ADSs.

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

In addition, the Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners (based on citizenship), foreign governments and “companies deemed as foreigners” may not own more than 49.0% of the issued shares with voting rights of a network service provider, including us. For purposes of the Telecommunications Business Act, the term “company deemed as a foreigner” means a company in which a foreigner or a foreign government is the largest shareholder and holds 15.0% or more of the company’s shares with voting rights, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the MSIT determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest.

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act that became effective in April 2022, a company, so long as (i) its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign government or a foreigner of a country that has entered into a bilateral or multilateral free trade agreement with Korea (an “FTA Country”) that is designated by the MSIT, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares with voting rights but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the conclusion of the MSIT’s public interest review. Furthermore, pursuant to an amendment to the Telecommunications Business Act that became effective in December 2022, this exemption from the restriction of foreign ownership of a network service provider beyond the 49.0% threshold applies not only to a foreign government or a foreigner from an FTA Country but also to a foreign government or a foreigner from an OECD country.

As of December 31, 2023, 43.2% of our common shares were owned by foreign investors. In the event that any foreigner or foreign government acquires our shares in violation of the above provisions, such foreign shareholder may not be able to exercise voting rights with respect to common shares exceeding such threshold. The MSIT may also order us or the foreign shareholder to take corrective measures in respect of the excess shares within a specified period of six months or less. See “Item 4. Information of the Company—Item 4.B. Business Overview—Regulation—Foreign Investment” and “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitations on Shareholding.”

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

This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about us and the industries in which we operate. The forward-looking statements are subject to various risks and uncertainties. These forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward- looking statements. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors discussed above. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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

Item 4.B.  Business Overview

We are the leading integrated telecommunications and platform service provider in Korea and one of the most advanced in Asia. We plan to transform ourselves into an artificia intelligence (“AI”) driven information and communication technology (“ICT”) company that integrates AI and information technology into our existing communication technology business and expands into new businesses that utilize AI. In addition, we will continue to pursue innovation in our other major business areas, including media and content services, Internet data centers and cloud services, real estate operations and financial services.

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

Leveraging our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities and obtained strong market positions in each of our principal lines of business. In particular:

•	in mobile services, we achieved a market share of 29.7% with approximately 24.9 million subscribers as of December 31, 2023;

•

in fixed-line and VoIP telephone services, we had approximately 12.0 million subscribers, consisting of 8.8 million PSTN subscribers and 3.2 million VoIP subscribers as of December 31, 2023. As of such date, our market share of the fixed-line local telephone and VoIP services was 62.3%; and

•	we are Korea’s largest broadband Internet access provider with approximately 9.8 million subscribers as of December 31, 2023, representing a market share of 40.8%.

For the year ended December 31, 2023, our operating revenue was ￦26,595 billion, our profit for the year was ￦972 billion and our basic earnings per share was ￦3,982. As of December 31, 2023, our total assets were ￦42,792 billion, total liabilities were ￦24,249 billion and total equity was ￦18,543 billion.

Our Services

The following table sets out our operating revenue by principal product categories and the respective percentage of total operating revenue in 2021, 2022 and 2023.

	For the Year Ended December 31,
	2021			2022			2023
Products and services	Billions of Won		%	Billions of Won		%	Billions of Won		%
Mobile services	￦	6,936	27.5%	￦	7,014	26.7%	￦	7,140	26.8%
Fixed-line services:
Fixed-line and VoIP telephone services		1,465	5.8		1,378	5.3		1,249	4.7
Broadband Internet access services		2,344	9.3		2,505	9.5		2,579	9.7
Data communication services		1,152	4.6		1,173	4.5		1,315	4.9

Subtotal		4,960	19.7		5,057	19.3		5,142	19.3

Media and content services		2,801	11.1		3,100	11.8		3,207	12.1
Financial services		3,662	14.5		3,837	14.6		3,968	14.9
Others		3,313	13.1		3,834	14.6		3,846	14.5
Sale of goods (1)		3,533	14.0		3,394	12.9		3,293	12.4

Total operating revenue	￦	25,206	100.0%	￦	26,234	100.0%	￦	26,595	100.0%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

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

Revenue related to mobile service accounted for 26.8% of our operating revenue in 2023. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our mobile subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2021		2022		2023
Average monthly revenue per subscriber (1)	￦	31,555	￦	32,803	￦	33,965
Number of mobile subscribers (in thousands)		22,799		24,062		24,897
LTE subscribers		14,637		14,261		13,993
5G subscribers		6,378		8,483		9,918
W-CDMA subscribers		1,784		1,318		986

(1)

The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges and value-added service fees for the period by the weighted average number of subscribers (other than MVNO subscribers and subscribers of miscellaneous Internet-of-things (“IoT”) services) and dividing the quotient by the number of months in the period.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2023, we had approximately 24.9 million subscribers, or a market share of 29.7%.

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

Fixed-line and VoIP Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. Our fixed-line telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. We also provide VoIP telephone services that enable VoIP phone devices with broadband connection to make domestic and international calls. These fixed-line and VoIP telephone services accounted for 4.7% of our operating revenue in 2023. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses.

The following table shows selected information concerning our fixed-line telephone network and the number of PSTN and VoIP subscribers as of the end of the periods indicated as well as their engagement levels during such periods.

	As of or for the Year Ended December 31,
	2019	2020	2021	2022	2023
Total Korean population (thousands) (1)	51,850	51,829	51,639	51,439	51,325
PSTN and VoIP lines in service (thousands)	14,185	13,582	13,096	12,581	12,035
PSTN lines in service	11,052	10,449	9,905	9,376	8,820
Local lines in service	10,076	9,475	8,937	8,430	7,892
Group lines in service	976	973	968	946	928
VoIP lines in service	3,133	3,133	3,191	3,206	3,215
Fiber optic cable (kilometers)	847,497	867,051	896,076	917,114	937,146
Domestic long-distance call minutes (millions) (2)	744	620	500	395	321
Local call pulses (millions) (2)	804	638	554	463	363

(1)	Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.
(2)	Excluding calls placed from public telephones.

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

In recent years, the volume of our incoming international calls has significantly exceeded the volume of our outgoing international calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. The following table shows the number of minutes of international long-distance calls recorded by us and network service providers utilizing our international long-distance network in each specified category for each year in the three-year period ended December 31, 2023:

	Year Ended December 31,
	2021	2022	2023
	(In millions of billed minutes)
Incoming international long-distance calls (1)	242.4	422.2	615.8
Outgoing international long-distance calls	44.4	36.1	31.5

Total	286.8	458.3	647.3

(1)	Starting in 2021, includes incoming traffic of application-to-person correspondence.

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

Broadband Internet Access Services

Leveraging our nationwide network of 937,147 kilometers of fiber optic cables as of December 31, 2023, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services are offered under the “KT Internet” and “KT GiGA Internet” brand names. We also offer WiFi services under the “KT WiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and KT Internet service in fixed-line environments. Our broadband Internet access services accounted for 9.7% of our operating revenue in 2023.

As of December 31, 2023, we had approximately 9.8 million broadband Internet subscribers, including approximately 6.7 million KT GiGA Internet service subscribers with enhanced data transmission speeds. We also sponsored approximately 98 thousand hot-spot zones nationwide for wireless connection as of December 31, 2023.

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

Data Communication Services

Our data communication services involve offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2023, we leased 318,281 lines to domestic and international businesses. We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection to our Internet backbone network, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies. Data communication services accounted for 4.9% of our operating revenue in 2023.

Through our wholly owned subsidiary KT Sat Co., Ltd., we also provide transponder leasing, broadcasting, video distribution and data communication services through satellites periodically launched by us. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.

Media and Content Services

We offer a variety of media and content services, including IPTV, satellite TV, e-commerce services, digital music services, online advertising consulting services, web comics and novels services and media content creation and distribution services. Media and content services accounted for 12.1% of our operating revenue in 2023. In addition, in September 2021, KT Skylife, in which we held a 50.3% interest as of December 31, 2023, acquired a 100.00% interest in HCN, which is Korea’s fifth largest cable TV operator. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures.”

IPTV

We offer high definition video-on-demand and real-time broadcasting and ultra-high-definition (“UHD”) IPTV services under the brand name “Genie tv.” Our IPTV service offers access to an array of digital media contents, including broadcast channels, movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We had approximately 9.4 million IPTV subscribers as of December 31, 2023.

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

Satellite TV

We offer satellite TV services with features similar to our IPTV services through KT Skylife. As of December 31, 2023, we had approximately 3.5 million subscribers for our satellite TV services, including Genie tv Skylife combination services.

Digital Music Services

We operate Genie, our platform for music contents as well as subscription-based access to digital music streaming and downloading services, through our subsidiary Genie Music Corporation, in which KT Studio Genie Co., Ltd. (“KT Studio Genie”) held a 36.0% interest as of December 31, 2023. Genie offers a broad selection of Korean and international music, both in streaming and download formats, as well as a variety of features designed to enhance the experience of users. In addition, we provide a variety of original audio contents through Genie, including audio books and novels. We offer Genie services in various formats that are specifically designed for mobile and other connected devices, PCs, TVs and automobiles. Genie Music Corporation also provides online streaming of live music performances through STAYG platform.

E-commerce Services

In July 2021, we merged KTH Co., Ltd. (“KTH”) and KT mhows Co., Ltd. (“KT mhows”) to create KT alpha Co., Ltd. (“KT alpha”) in which we held a 70.5% interest on a consolidated basis as of December 31, 2023. Through such merger, we expect to achieve vertical integration and pursue additional mobile commerce opportunities by leveraging KT mhows’ large corporate customer base with the e-commerce infrastructure and know-how of KTH.

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

Online Advertising Consulting Services

We provide strategic advertising consulting services for the online advertising industry through our subsidiaries Nasmedia, Co., Ltd. (“Nasmedia”), in which we held a 43.1% interest as of December 31, 2023, and PlayD Co., Ltd. (“PlayD”), in which Nasmedia and we in the aggregate held a 70.4% interest as of December 31, 2023. We provide a variety of services for advertising agencies, online media companies and their clients, ranging from market studies to advertising campaign planning as well as analysis of such campaign’s effectiveness. Our proprietary data analysis tools enable us to define specific advertising targets for the clients as well as to evaluate the effectiveness of various marketing channels to provide an optimal advertising campaign strategy.

Web Comics and Novels Services

StoryWiz, which was established in February 2020 and in which KT Studio Genie held a 100.0% interest as of December 31, 2023, specializes in producing and distributing web comics and web novels. StoryWiz operates a platform called Blice for web novels and web comics. Through Blice, numerous writers distribute their web novels and web comics, and we support them in various ways, including holding contests and providing funding for new and promising writers. Blice also offers a diverse selection of genres including comedy, romance, action and fantasy. We strive to further expand our intellectual property to movies and dramas.

Media Content Creation and Distribution Services

We engage in media content creation and distribution services through KT Studio Genie, in which we held a 90.9% interest as of December 31, 2023. KT Studio Genie produces and sells a wide range of media contents, including multi-episode drama series, to traditional media channels and OTT services. KT Studio Genie also serves as a distribution agency of media contents produced by third-parties.

Financial Services

As part of our overall strategy, we selectively pursue new business opportunities in the financial sector that complement our telecommunications business. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we held a 69.5% interest as of December 31, 2023. As of such date, BC Card held a 33.7% interest in K Bank, an Internet-only bank that began its commercial operations in April 2017. Revenue from our financial services, which consist primarily of revenue from BC Card, accounted for 14.9% of our operating revenue in 2023.

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

K Bank

K Bank is one of three Internet-only banks in Korea. Internet-only banks generally operate without branches and conduct their operations primarily through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits as well as lower lending rates. As of December 31, 2023, K Bank had approximately 9.5 million account holders, with total deposits of ￦19.1 trillion and outstanding loans of ￦13.8 trillion. Other shareholders of K Bank include Woori Bank, a leading bank in Korea.

Pursuant to the Act on Special Cases Concerning Internet-Only Banks, starting from January 2019, a company with its ICT assets comprising more than 50% of its total assets (such as us) may obtain up to a 34.0% interest in an Internet-only bank, and is required to obtain approval from the FSC in order to become its largest shareholder.

Other Businesses

We also engage in various business activities that extend beyond telecommunications and financial services, including real estate development. Our other businesses accounted for 14.5% of our operating revenue in 2023.

Information Technology and Network Services

Digital transformation has increased in recent years, and the Government announced “Digital New Deal” initiatives in July 2020 to further accelerate such trend in Korea. Leveraging our (i) data communications networks, (ii) infrastructure operational know-how and (iii) big data analytics capabilities, we believe that we are well-positioned to take advantage of the attractive opportunities in this era of digital transformation. In 2020, we launched a new brand, KT Enterprise, to better position ourselves to attract corporate customers that have digital transformation needs.

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

In September 2021, KT ES Pte. Ltd., a subsidiary in which we held a 57.6% interest as of December 31, 2023, acquired a 100.0% interest in Epsilon Global Communications Pte. Ltd. (“Epsilon”) for US$139 million. Epsilon is a data service provider that provides data connectivity services to corporate customers around the world.

Information Data Center and Cloud Services

We operate Internet data centers located throughout Korea and provide a wide range of computing services to companies that need servers, storage and leased lines. In April 2022, we completed a vertical spin-off of our Internet data centers business and established a wholly-owned subsidiary, kt cloud Co., Ltd., (“kt cloud”) to more effectively promote the growth of our Internet data center and cloud operations. As of December 31, 2023, we held an 86.3% interest in kt cloud. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network contents. kt cloud’s data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. kt cloud’s data center businesses include (i) colocation services (provision of infrastructure services necessary for clients’ server operations), (ii) interconnection services (direct private connections of counterparties, including global cloud service providers), (iii) DBO (design, build and operation) services for clients’ data centers and (iv) managed service provider offerings (operation and maintenance of information technology equipment).

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

Sale of Goods

We recognize revenue related to sale of goods, primarily handsets sold to subscribers of our mobile services as well as miscellaneous telecommunications equipment sold to vendors and other telecommunications companies and sale of residential units and commercial real estate developed by KT Estate. We purchase handsets primarily from Samsung Electronics and Apple. Sale of goods accounted for 12.4% of our operating revenue in 2023.

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

The following table summarizes the terms of our representative 5G and LTE mobile service plans that we currently offer:

Plan	Monthly Rate		Voice Calls	Video Calls	Data Transmission	Additional Features
5G Premium Choice	￦	130,000	Unlimited	300 min.	Unlimited

•    Unlimited data roaming at 3 Mbps

•    Handset insurance using reward points

•    No service fee for additional smart device

•    Free contents (subscribers can choose two services among Movie / Music / Netflix / Disney / YouTube / Tving)

5G Special Choice	￦	110,000	Unlimited	300 min.	Unlimited

•    Unlimited data roaming at 100 kbps

•    Handset insurance using reward points

•    No service fee for additional smart device

•    Free contents (subscribers can choose two services among Movie / Music / Netflix / Disney / YouTube / Tving)

Plan	Monthly Rate		Voice Calls	Video Calls	Data Transmission	Additional Features

5G Special	￦	100,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Handset insurance using reward points • No service fee for additional smart device

5G Basic Choice	￦	90,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Free contents (subscribers can choose two services among Movie / Music / Netflix / Disney / YouTube / Tving)

5G Basic	￦	80,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps

5G Simple 110 GB	￦	69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 110 GB

5G Simple 90 GB	￦	67,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 90 GB

5G Simple 70 GB		￦65,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 70 GB

5G Simple 50 GB		￦63,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 50 GB

5G Simple 30 GB		￦61,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 30 GB

5G Slim 21 GB		￦58,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 21 GB

5G Slim 14 GB		￦55,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 14 GB

5G Slim 10 GB		￦50,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 10 GB

5G Slim 7 GB		￦45,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 7 GB

5G Slim 4 GB		￦37,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 4 GB

Data On Premium		￦89,000	Unlimited	300 min.	Unlimited	• Handset insurance using reward points • No service fee for additional smart device • Media package offering music, video, webtoon and movie content.

Plan	Monthly Rate	Voice Calls	Video Calls	Data Transmission	Additional Features

Data On Video	￦69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 100 GB

Data On Talk Plus	￦49,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 5 GB

LTE Basic	￦33,000	Unlimited	50 min.	1.4 GB with an option to transfer data from and into the next month’s usage

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to our competitors, and the charges received per minute (exclusive of VAT) from mobile operators for mobile to mobile calls:

	Effective Starting
	January 1, 2021		January 1, 2022		January 1, 2023
KT	￦	10.3	￦	9.7	￦	9.2
SK Telecom		10.3		9.7		9.2
LG U+		10.3		9.7		9.2

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to mobile operators for landline to mobile calls:

	Effective Starting
	January 1, 2021		January 1, 2022		January 1, 2023
SK Telecom	￦	10.3	￦	9.7	￦	9.2
LG U+		10.3		9.7		9.2

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIT:

	Effective Starting
	January 1, 2021		January 1, 2022		January 1, 2023
Local access (1)	￦	7.0	￦	6.7	￦	6.3
Single toll access (2)		8.0		7.6		7.2
Double toll access (3)		10.9		10.4		10.1

Source: The MSIT.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

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

The following table summarizes the terms of our representative broadband Internet access service plans that we currently offer.

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

Media and Content Services

Our IPTV and satellite TV service plans vary based on the package of media channels provided, availability of UHD channels and the inclusion of other value-added services. In addition to monthly rates for subscription, we charge a one-time installation fee of ￦27,500 per set-top box and a digital set-top box rental fee ranging from ￦7,700 to ￦22,000 per year that varies depending on the type of set-top box required for the service plan, which is also subject to discounts and waivers based on length of subscription commitment period. We also offer various video-on-demand contents for streaming and downloading for a fee.

The following table summarizes the terms of our representative IPTV service plans that we currently offer:

Plan	Monthly Rate	Rate for 3 Year Term	Channels (UHD)		Additional Features
Genie tv
NETFLIX Choice UHD	￦42,300	￦35,480	266	(6)	• Genie tv Essence and NETFLIX premium service
NETFLIX Choice HD	￦38,800	￦29,680	266	(6)	• Genie tv Essence and NETFLIX standard service
SuperPack Choice	￦36,300	￦29,480	266	(6)	• Genie tv Essence and free movie, drama and animation contents
VOD Choice	￦31,020	￦24,816	266	(6)	• Genie tv Essence and monthly coupon of ￦10,000 for video-on-demand
Essence Plus	￦28,160	￦22,484	266	(6)	• Genie tv Essence and monthly coupon of ￦5,000 for video-on-demand
Essence	￦25,300	￦20,240	266	(6)
Lite	￦19,800	￦15,840	240	(3)
Basic	￦18,150	￦14,740	236	(3)
Slim	￦16,500	￦13,200	220	(3)
Genie tv skylife
Entertainment	￦31,020	￦24,816	228	(6)	• Monthly coupon of ￦10,000 for video-on-demand.
Slim	￦16,500	￦13,200	220	(6)

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

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including MVNOs that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global OTT media services such as Netflix. In January 2023, the MSIT announced plans to encourage a fourth service provider to enter the Korean mobile service market by awarding a bandwidth license for the use of the 28 GHz spectrum and provide various measures to support the competitiveness of the new market entrant. In January 2024, Stage X, a consortium led by Stage Five, won the auction for 800 MHz of bandwidth license on the 28 GHz spectrum. Stage X is expected to commence service in the first half of 2025 to become the fourth nationwide mobile service provider, subject to satisfaction of applicable regulatory requirements.

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of 5G mobile services in April 2019, competition has further intensified among the three network service providers, which has resulted in an increase in marketing expenses, as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The KCC has also issued guidelines on fair competition of the telecommunications companies.

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

The following tables show the market shares in our principal markets in terms of subscribers as of the dates indicated:

Mobile Services

	Market Share (%) (1)
	KT Corporation	SK Telecom	LG U+
December 31, 2021	31.3	44.0	24.7
December 31, 2022	31.3	42.9	25.8
December 31, 2023	29.7	40.4	29.9

Source: The MSIT.

(1)	Includes subscribers of MVNOs that lease mobile networks of the respective mobile service provider.

Fixed-line Local Telephone and VoIP Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+
December 31, 2021	64.1	14.9	12.7
December 31, 2022	63.1	14.9	12.7
December 31, 2023	62.3	14.9	12.7

Source: Korea Telecommunications Operators Association.

Broadband Internet Access Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2021	41.2	28.7	20.7	9.4
December 31, 2022	41.3	28.5	21.0	9.2
December 31, 2023	40.8	28.7	21.4	9.1

Source: The MSIT.

IPTV Services

	Market Share (%)
	KT Corporation (1)	SK Broadband	LG U+
December 31, 2021	44.3	29.8	25.9
December 31, 2022	44.3	30.6	25.1
December 31, 2023	43.6	31.2	25.2

Source: Investor relations report of each company.

(1)	Includes market share of IPTV services offered by KT Skylife.

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

Under the Personal Information Protection Act, telecommunications service providers are also required to protect personal information of their customers. Generally, when a telecommunications service provider intends to collect or use its customer’s personal information, such telecommunications service provider, with certain exceptions, must notify and receive the customers’ consent in relation to the purpose of collection, the use of the collected personal information, types of personal information collected and period during which the personal information will be possessed and used. Certain exceptions for collecting or using personal information without consent came into effect on September 15, 2023 under the amended Personal Information Protection Act, which relaxed the regulations to some extent. Under the Personal Information Protection Act, any enterprise, including Korean telecommunications providers, may not use their customers’ personal information for any purpose other than the purpose their customers have consented to. In addition, there are various internal processes that the telecommunications providers are mandated to install in order to collect and handle personal information of their customers.

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

In January 2024, the Government announced its plan to repeal the Mobile Device Distribution Improvement Act, which remains subject to passage by the National Assembly of the Republic of Korea, in order to encourage mobile service providers to offer differentiated benefits to customers. Under the Mobile Device Distribution Improvement Act, a subscriber is entitled to receive either a designated handset subsidy related to the purchase of a recently released mobile phone, or a designated discount on the mobile service subscription rate. In connection with such policy, the Government amended the Enforcement Decree of the Mobile Device Distribution Improvement Act in March 2024, pursuant to which mobile service providers may provide more liberal subsidies to subscribers that are switching their mobile service providers based on certain criteria specified by the KCC, including the estimated profit margins of the mobile service providers and subscribers’ costs of switching their service providers. In addition, the MSIT may periodically announce policy guidelines that telecommunications companies are recommended to take into consideration in their telecommunications and Internet-related businesses.

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

Prior to April 2018, in accordance with the MSIT’s determination that we possessed essential infrastructure, we were required to permit other fixed-line communications service providers to co-use our fixed-line telecommunication infrastructure, upon the request of such other fixed-line telecommunications service providers. Subsequently, to facilitate expedient establishment of 5G mobile services infrastructure, the Government amended the co-use system as follows: (i) we should permit not only fixed-line telecommunications service providers, but also mobile service providers such as SK Telecom and LG U+ to co-use our telecommunications infrastructure necessary for provision of 5G mobile services, (ii) the Government determined that we, SK Telecom, SK Broadband and LG U+ possessed essential infrastructure with respect to the interval between the cable entry at a building and the initial occurrence of connection within the building and required that the three companies share such infrastructure throughout buildings in Korea with each other, and (iii) fixed-line telecommunications service providers and mobile service providers are required to participate in joint efforts to construct additional fixed-line and mobile network architecture. For more information on our mobile network architecture, see “Item 4.D. Property, Plant and Equipment—Mobile Networks.”

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

In addition, if the number of users and the network traffic of a value-added service provider exceeds a certain threshold set by the MSIT, such value-added service provider must secure adequate measures to provide stable services to its users, which may require cooperation with other network service providers. According to an amendment to the Telecommunications Business Act effective July 2023, a value-added service provider that (i) averages greater than one million domestic users per day during the last three months of the preceding year and (ii) records domestic communication traffic volume in excess of a certain threshold set by the MSIT is obligated, among other things, to submit to the MSIT information regarding the status and its plans on measures to provide stable services, on an annual basis.

Furthermore, pursuant to an amendment to the Telecommunications Business Act in December 2023, which will become effective on June 30, 2024, a network service provider that exceeds certain threshold set by the MSIT will be obliged to make efforts to provide stable services by (i) taking certain technical and managerial measures, (ii) submitting the implementation results of the technical and managerial measures to the MSIT and (iii) disclosing the report regarding their actions taken to provide stable services. Such thresholds are expected to be specified through an amendment to the Enforcement Decree of the Telecommunications Business Act that will become effective on June 30, 2024.

Foreign Investment

The Telecommunications Business Act restricts the ownership and control of network service providers by foreign shareholders. Foreigners (based on citizenship), foreign governments and “companies deemed as foreigners” may not in the aggregate own more than 49.0% of the issued shares with voting rights of a network service provider, including us. For purposes of the Telecommunications Business Act, the term “company deemed as a foreigner” means a company in which a foreigner or a foreign government is the largest shareholder and holds 15.0% or more of the company’s shares with voting rights, provided, however, that such company will not be counted as a foreign shareholder for the purposes of the 49.0% limit if (1) it holds less than 1.0% of our total issued and outstanding shares with voting rights or (2) if the MSIT determines that the fact that such foreign government or entity holds a 15.0% or greater shareholding in such company does not present a risk of harm to the public interest.

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act that became effective in April 2022, a company, so long as (i) its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign government or a foreigner of a country that has entered into a bilateral or multilateral free trade agreement with Korea that is designated by the MSIT, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares with voting rights but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the conclusion of the MSIT’s public interest review. Furthermore, pursuant to an amendment to the Telecommunications Business Act that became effective in December 2022, this exemption from the restriction of foreign ownership of a network service provider beyond the 49.0% threshold applies not only to a foreign government or a foreigner from an FTA Country but also to a foreign government or a foreigner from an OECD country.

In addition, the calculation of the above-referenced 49% ceiling applies to: (x) any foreign entities that have entered into a major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into an agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services. As of December 31, 2023, 43.2% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIT may require corrective measures be taken to comply with the ownership restrictions.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 89.2% of our subscribers as of December 31, 2023 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

Credit Card Business

Through BC Card in which we held a 69.5% interest as of December 31, 2023, we offer various credit card processing and related financial services. BC Card is regulated and supervised as a Specialized Credit Financial Business (“SCFB”), as defined under the Specialized Credit Financial Businesses Act of Korea (“SCFBA”). The SCFBA subjects SCFB companies to licensing (for credit card businesses) and registration (for leasing, installment finance or new technology finance businesses) requirements and provides guidance and restrictions regarding capital adequacy, liquidity ratios, loans to major shareholders, reporting and other matters relating to the supervision of SCFB companies. The SCFBA delegates regulatory authority over SCFB companies to the FSC and FSS. The FSC has the authority to suspend the operations of an SCFB company for up to six months for non-compliance with certain regulations under the SCFBA and issue certain administrative orders. The FSC is also entitled to cancel a license or registration if an SCFB company fails to comply with certain SCFBA regulations or FSC administrative orders, including a suspension order.

The SCFBA and the regulations thereunder require an SCFB company to satisfy a minimum paid-in capital amount of (i) ~~W~~20 billion, where the SCFB company engages in no more than two kinds of core businesses and (ii) ~~W~~40 billion, where the SCFB company, such as BC Card, engages in three or more kinds of core businesses. An SCFB engaging in a credit card business must maintain a total Tier I and Tier II capital adequacy ratio (adjusted equity capital divided by adjusted total assets) of 8% or more. In addition, an SCFB company must maintain a one-month-or-longer delinquent claim ratio (delinquent claims divided by total claims) of less than 10%.

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

Item 4.D.  Property, Plant and Equipment

Our principal fixed asset is our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2023, the net book value of our property and equipment was ￦14,872 billion, of which ￦3,843 billion is accounted for by the net book value of our land, buildings and structures. As of December 31, 2023, the net book value of our investment properties, which is accounted for separately from our property and equipment, was ￦2,198 billion. Other than as may be described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

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

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had approximately 20.9 million lines connected to local exchanges and 2.4 million lines connected to toll exchanges as of December 31, 2023.

All of our exchanges are fully digital and automatic in order to provide higher speed and larger volume services. In addition, all of our lines connected to toll exchanges are compatible to IP platform.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 39.2 Tbps as of December 31, 2023. Our IP premium network enables us to more reliably support IPTV, VoIP and other IP-related services. As of December 31, 2023, our IP premium network had capacity of 4.4 Tbps to support LTE data, IPTV, voice and virtual private network (“VPN”) service traffic. In addition, our 5G backbone network had capacity of 5.0 Tbps to support 5G data service traffic.

Access Lines

As of December 31, 2023, we had 25.5 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As of December 31, 2023, we had approximately 25.4 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia contents to our customers.

Transmission Networks

Our domestic fiber optic cable network consisted of 937,147 kilometers of fiber optic cables as of December 31, 2023 of which 136,875 kilometers of fiber optic cables are used to connect our backbone network and 800,272 kilometers are used to connect the backbone network to our subscribers. As of December 31, 2023, our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. Our transmission backbone network connecting major cities in Korea utilize Packet Optical Transport Network (“POTN”), and we access such network through multi-service provisioning platform (“MSPP”) architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 52 relay sites as of December 31, 2023.

International Networks

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and one satellite teleport in Kumsan. International traffic is handled by submarine cables and telecommunications satellites. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks. We also operate satellites periodically launched by us, as well as lease satellite capacity from other satellite operators. Data services such as international private lease circuits, IP and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, as of December 31, 2023, our international telecommunications networks were directly linked to 263 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

As of December 31, 2023, our international Internet backbone with capacity of approximately 8,340 Gbps is connected to approximately 320 Internet service and content providers through our two Internet gateways in Busan. In addition, we operate a broadcasting backbone with capacity of 0.86 Gbps to transmit broadcasting signals from Korea to the rest of the world.

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

Our five operating segments for financial reporting purposes are organized as the following:

•

the ICT segment, which primarily consists of KT Corporation on a standalone basis that is primarily engaged in providing various telecommunications and platform services to individual, household and corporate customers as well as selling handsets;

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

Our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected” and “—COVID-19 and any possible occurrences of other types of widespread infectious diseases could materially and adversely affect our business, financial condition or results of operations.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	acquisition of new bandwidth licenses and usage fees;

•	researching and implementing technology upgrades and additional telecommunications services;

•	changes in the rate structure for our telecommunications services;

•	acquisitions and disposals of interests in subsidiaries and joint ventures; and

•	marketing activities.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Acquisition of New Bandwidth Licenses and Usage Fees

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia contents are likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired a number of licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth. For example, in recent years, the MSIT cancelled the bandwidth licenses for the use of the 28 GHz spectrum that had been issued to us, SK Telecom and LG U+, noting the failure to meet certain agreements made with the MSIT at the time of the license allocations.

For all of our bandwidth licenses, we made aggregate payments of ￦603 billion in 2021, ￦319 billion in 2022 and ￦327 billion in 2023. The following table sets forth our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2023.

Spectrum	Bandwidth	License Acquisition Date	Total Payable Amount (in billions of Won)		Total remaining amount (in billions of Won)		Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Usage Fee (in billions of Won)		Annual Usage Fee Payment Term
900 MHz	20 MHz	July 1, 2021	￦	141	￦	67	￦	35	2021	￦	21	2021 to 2026
1.8 GHz	35 MHz	July 1, 2021	￦	548	￦	260	￦	137	2021	￦	82	2021 to 2026
1.8 GHz	20 MHz	Aug. 4, 2016	￦	470	￦	111	￦	118	2016	￦	35	2016 to 2026
2.1 GHz	40 MHz	Dec. 6, 2021	￦	412	￦	195	￦	103	2021	￦	62	2021 to 2026
3.5 GHz	100 MHz	Dec. 1, 2018	￦	968	￦	392	￦	242	2018	￦	73	2018 to 2028

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

We also make investments to continually upgrade our broadband network to enable better FTTH connection, which further enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media content. The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦214 billion in 2021, ￦231 billion in 2022 and ￦225 billion in 2023. We plan to continue to invest in researching and implementing network upgrades, which will entail additional operating expenses as well as capital expenditures.

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. For example, in September 2021, KT Skylife, in which we held a 50.3% interest as of December 31, 2023, completed its acquisition of a 100.00% interest in HCN, which is Korea’s fifth largest cable operator. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and our financial condition and results of operations may be affected as a result of such acquisitions, disposals or consolidation. Furthermore, pursuing acquisitions, joint venture and certain investment transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital by incurring loans or through the issuances of bonds or other securities in the international capital markets, which may lead to increased levels of debt and debt servicing costs in the future.

Marketing Activities

In January 2024, the Government announced its plan to repeal the Mobile Device Distribution Improvement Act, which remains subject to passage by the National Assembly of the Republic of Korea, in order to encourage mobile service providers to offer differentiated benefits to customers. Under the Mobile Device Distribution Improvement Act, a subscriber is entitled to receive either a designated handset subsidy related to the purchase of a recently released mobile phone, or a designated discount on the mobile service subscription rate. In connection with such policy, the Government amended the Enforcement Decree of the Mobile Device Distribution Improvement Act in March 2024, pursuant to which mobile service providers may provide more liberal subsidies to subscribers that are switching their mobile service providers based on certain criteria specified by the KCC, including the estimated profit margins of the mobile service providers and subscribers’ costs of switching their service providers. Any such amendments to, or the repeal of, the Mobile Device Distribution Improvement Act may have a material impact on the competitive landscape of the mobile telecommunications industry as mobile service providers are given more flexibility to provide handset subsidies or discounts, which may in turn increase expenses.

While we believe that our large subscriber base as well as the brand power of our products and services will remain key drivers of our growth, we expect to continue to invest significantly in marketing activities, particularly in connection with launching of new products and services. Our marketing expenses may not directly correspond to our revenue in the same period, and our quarterly marketing expenses have fluctuated in the past and are expected to continue to fluctuate in the future.

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

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of profit or loss prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2021, 2022 and 2023 to our operating profit and net income or loss in our consolidated statements of profit or loss prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2021		2022		2023
	(In billions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,699	￦	1,968	￦	1,428
Differences under K-IFRS requiring other income and other expenses to be distinguished from operating revenue		(28)		(280)		200
Revenue recognition of development, sale of real estate, etc.		—		3		22

Operating profit under K-IFRS	￦	1,672	￦	1,690	￦	1,650

	For the Year Ended December 31,
	2021		2022		2023
	(In billions of Won)
Net income under IFRS as issued by the IASB	￦	1,459	￦	1,386	￦	972
Revenue recognition of development, sale of real estate, etc.		—		3		22
Income tax		—		1		(5)

Profit for the year under K-IFRS	￦	1,459	￦	1,388	￦	989

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

•	financial service revenue, primarily consisting of fees from credit card services provided by BC Card, our consolidated subsidiary in which we held a 69.5% interest as of December 31, 2023;

•	revenue from our miscellaneous business activities categorized as “others,” including information technology and network services and rental of real estate; and

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

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;

•	service cost, primarily consisting of payments to IPTV and satellite TV content providers;

•	commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;

•	amortization expenses incurred primarily in connection with our intangible assets; and

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2022 Compared to 2023

The following table presents selected income statement data and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
	2022		2023		Amount		%
	(In billions of Won)
Operating revenue	￦	26,234	￦	26,595	￦	361	1.4%
Operating expenses		24,266		25,167		901	3.7

Operating profit		1,968		1,428		(540)	(27.4)
Finance income		690		486		(204)	(29.6)
Finance costs		750		569		(181)	(24.2)
Share of net profits of associates and joint ventures		(17)		(43)		(26)	151.2

Profit before income tax		1,891		1,303		(589)	(31.1)
Income tax expense		506		330		(175)	(34.7)

Profit for the year	￦	1,386	￦	972		(413)	(29.8)

Operating Revenue

The following table presents a breakdown of our operating revenue and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
Products and services	2022		2023		Amount		%
	(In billions of Won)
Mobile services	￦	7,014	￦	7,140	￦	126	1.8%
Fixed-line services:
Fixed-line and VoIP telephone services		1,378		1,249		(129)	(9.4)
Broadband Internet access services		2,505		2,579		74	2.9
Data communication services		1,173		1,315		141	12.0

Subtotal		5,057		5,142		86	1.7

Media and content services		3,100		3,207		107	3.4
Financial services		3,837		3,968		131	3.4
Others		3,834		3,846		12	0.3
Sale of goods (1)		3,394		3,293		(101)	(3.0)

Total operating revenue	￦	26,234	￦	26,595		361	1.4

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Total operating revenue increased by 1.4%, or ￦361 billion, from ￦26,234 billion in 2022 to ￦26,595 billion in 2023 primarily due to increases in revenue from data communication services,

financial services, mobile services, media and content services and broadband Internet access services, which impact was partially offset by decreases in revenue from fixed-line and VoIP telephone services and sale of goods.

Mobile Services

Our mobile services revenue increased by 1.8%, or ￦126 billion, from ￦7,014 billion in 2022 to ￦7,140 billion in 2023 primarily due to increases in the number of our mobile subscribers and our average revenue per subscriber.

We recorded a 3.5% increase in our mobile subscribers from approximately 24.1 million (including 8.5 million subscribers of 5G services) as of December 31, 2022 to approximately 24.9 million (including 9.9 million subscribers of 5G services) as of December 31, 2023.

Our average revenue per user increased by 3.5%, or ￦1,162, from ￦32,803 in 2022 to ￦33,965 in 2023 mainly due to an increase in our users subscribing to 5G services.

Fixed-line Services

Our fixed-line services revenue increased by 1.7%, or ￦86 billion, from ￦5,057 billion in 2022 to ￦5,142 billion in 2023, reflecting increases in revenue from data communication services and broadband Internet access services, the impact of which was partially offset by a decrease in revenue from fixed-line and VoIP telephone services.

Fixed-line and VoIP Telephone Services. Our fixed-line and VoIP telephone services revenue decreased by 9.4%, or ￦129 billion, from ￦1,378 billion in 2022 to ￦1,249 billion in 2023 primarily due to a decrease in the number of PSTN and VoIP lines in service from 12.5 million as of December 31, 2022 to 12.0 million as of December 31, 2023.

Broadband Internet Access Services. Our broadband Internet access services revenue increased by 2.9%, or ￦74 billion, from ￦2,505 billion in 2022 to ￦2,579 billion in 2023 primarily due to an increase in the number of subscribers to our premium services. The number of our KT GiGA Internet service subscribers increased from approximately 6.5 million as of December 31, 2022 to approximately 6.7 million as of December 31, 2023.

Data Communication Services. Our data communication services revenue increased by 12.0%, or ￦141 billion, from ￦1,173 billion in 2022 to ￦1,315 billion in 2023 primarily due to increases in revenue from (i) major content service providers that experienced increases in traffic volume and (ii) provision of additional backbone lines to global content service providers.

Media and Content Services

Our media and content services revenue increased by 3.4%, or ￦107 billion, from ￦3,100 billion in 2022 to ￦3,207 billion in 2023 primarily due to (i) an increase in the number of IPTV subscribers subscribing to higher priced premium plans and (ii) an increase in the production and sale of original contents. The number of IPTV subscribers remained constant at approximately 9.4 million as of December 31, 2022 and 2023.

Financial Services

Financial services revenue increased by 3.4%, or ￦131 billion, from ￦3,837 billion in 2022 to ￦3,968 billion in 2023 primarily due to an increase in fees from credit card services of BC Card.

Others

Other operating revenue increased by 0.3%, or ￦12 billion, from ￦3,834 billion in 2022 to ￦3,846 billion in 2023 primarily due to increases in revenue from our information technology and network services, particularly from the operation of Internet data centers and systems integration services.

Sale of Goods

Revenue from sale of goods decreased by 3.0%, or ￦101 billion, from ￦3,394 billion in 2022 to ￦3,293 billion in 2023 primarily reflecting a decline in sales of mobile handsets.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
	2022		2023		Amount		%
	(In billions of Won)
Salaries and wages	￦	4,496	￦	4,549	￦	54	1.2%
Depreciation		2,637		2,724		86	3.3
Depreciation of right-of-use assets		396		403		7	1.6
Amortization of intangible assets		622		684		62	9.9
Commissions		1,295		1,265		(31)	(2.4)
Interconnection charges		480		437		(43)	(8.9)
International interconnection fee		186		140		(46)	(24.6)
Purchase of inventories		3,656		3,595		(61)	(1.7)
Changes of inventories		(195)		(203)		(8)	4.1
Sales commissions		2,354		2,353		(1)	(0.0)

Service costs		2,334		2,237		(97)	(4.2)

Utilities		368		545		176	47.9
Taxes and dues		277		251		(26)	(9.5)
Rent		161		168		7	4.2
Insurance premium		68		67		(2)	(2.2)
Installation fees		150		174		24	16.1
Advertising expenses		196		154		(42)	(21.4)
Allowance for bad debts		115		151		35	30.5
Card service costs		3,128		3,189		62	2.0
Loss on disposal of property and equipment		81		73		(9)	(10.7)
Loss on disposal of intangible assets		7		5		(2)	(24.0)
Loss on disposal of right-of-use assets		2		2		(0)	(9.9)
Impairment loss on property and equipment		16		8		(8)	(51.1)
Impairment loss on intangible assets		31		236		205	662.8
Donations		16		25		9	57.7
Other allowance for bad debts		18		34		17	94.4
Others		1,370		1,902		533	38.9

Total operating expenses	￦	24,266	￦	25,167		901	3.7

Total operating expenses increased by 3.7%, or ￦901 billion, from ￦24,266 billion in 2022 to ￦25,167 billion in 2023 primarily due to increases in other expenses, impairment loss on intangible assets, utilities and depreciation expenses, which impact was partially offset by decreases in service costs and purchase of inventories. Specifically:

•	Other expenses increased by 38.9%, or ￦533 billion, from ￦1,370 billion in 2022 to ￦1,902 billion in 2023 primarily due to increases in interest costs and credit losses of BC

Card, which were adversely impacted by increases in interest rates throughout 2022 that remained relatively high in 2023.

•

Impairment loss on intangible assets increased by 662.8%, or ￦205 billion, from ￦31 billion in 2022 to ￦236 billion in 2023 primarily due to (i) impairment of goodwill of ￦119 billion related to Epsilon Global Communications Pte. Ltd. in 2023 and (ii) impairment of goodwill of ￦98 billion related to HCN in 2023.

•	Utilities increased by 47.9%, or ￦176 billion, from ￦368 billion in 2022 to ￦545 billion in 2023 primarily due to increases in unit prices of electricity and our usage volume thereof.

•	Depreciation expenses increased by 3.3%, or ￦86 billion, from ￦2,637 billion in 2022 to ￦2,724 billion in 2023 primarily reflecting increase in depreciable assets.

These factors were partially offset by the following:

•	Service costs decreased by 4.2%, or ￦97 billion, from ￦2,334 billion in 2022 to ￦2,237 billion in 2023 primarily due to decreases in corporate messaging volume and interconnection fees.

•

Purchase of inventories decreased by 1.7%, or ￦61 billion, from ￦3,656 billion in 2022 to ￦3,595 billion in 2023 primarily due to a decrease in purchase of mobile handsets used in connection with subscription of our mobile services.

Operating Profit

Due to the factors described above, our operating profit decreased by 27.4%, or ￦540 billion, from ￦1,968 billion in 2022 to ￦1,428 billion in 2023. Our operating margin, which is operating profit as a percentage of operating revenue, was 7.5% in 2022 and 5.4% in 2023.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
	2022		2023		Amount		%
	(In billions of Won)
Interest income	￦	272	￦	280	￦	8	2.8%
Gain on foreign currency transactions		68		27		(41)	(59.7)
Gain on foreign currency translation		43		12		(31)	(72.3)
Gain on settlement of derivatives		51		12		(38)	(75.7)
Gain on valuation of derivatives		183		50		(133)	(72.7)
Gain on disposal of trade receivables		—		3		3	N.A. (1)
Gain on valuation of financial instruments		31		32		1	4.7
Others		43		69		26	62.0

Total finance income	￦	690	￦	486		(204)	(29.6)

Interest expenses	￦	294	￦	356		62	21.3
Loss on foreign currency transactions		81		34		(47)	(57.8)
Loss on foreign currency translation		200		96		(104)	(52.2)
Loss on settlement of derivatives		24		0		(24)	(98.3)
Loss on valuation of derivatives		22		7		(15)	(69.5)
Loss on disposal of trade receivables		63		18		(45)	(71.3)
Loss on valuation of financial instruments		66		55		(11)	(16.2)
Others		0		2		2	370.5

Total finance costs	￦	750	￦	569		(181)	(24.2)

N.A. means not available.

Our interest expenses increased by 21.3%, or ￦62 billion, from ￦294 billion in 2022 to ￦356 billion in 2023 primarily due to general increases in interest rates in Korea and abroad in 2023 compared to 2022.

Our net loss on foreign currency translation decreased by 46.6%, or ￦84 billion, from ￦157 billion in 2022 to ￦84 billion in 2023, as the Won depreciated against the U.S. dollar at year-end 2022 and further depreciated (to a lesser extent) at year-end 2023. In terms of the Market Average Exchange Rate, the Won depreciated against the U.S. dollar from ￦1,185.5 to US$1.00 as of December 31, 2021 to ￦1,267.3 to US$1.00 as of December 31, 2022, and further depreciated to ￦1,289.4 to US$1.00 as of December 31, 2023. In addition, our net loss on foreign currency transactions decreased by 47.9%, or ￦6 billion, from ￦13 billion in 2022 to ￦7 billion in 2023, as the average value of the Won against the U.S. dollar depreciated in 2022 and further depreciated (to a lesser extent) in 2023. The Market Average Exchange Rate, which was ￦1,144.4 to US$1.00 as of December 31, 2021, depreciated during 2022 to an average of ￦1,292.0 to US$1.00 in 2022 and further depreciated during 2023 to an average of ￦1,305.4 to US$1.00 in 2023. Against such fluctuations, our net gain on valuation of derivatives decreased by 73.2%, or ￦118 billion, from ￦161 billion in 2022 to ￦43 billion in 2023, and our net gain on derivative transactions decreased by 54.9%, or ￦14 billion, from ￦26 billion in 2022 to ￦12 billion in 2023.

Our loss on disposal of trade receivables decreased by 71.3%, or ￦45 billion, from ￦63 billion in 2022 to ￦18 billion in 2023 primarily due to a decrease in loss from our sale of handset receivables.

Share of Net Losses of Associates and Joint Ventures

Our share of net losses of associates and joint ventures increased by 151.2%, or ￦26 billion, from ￦17 billion in 2022 to ￦43 billion in 2023. In 2022, our share of net loss of associates and joint ventures consisted primarily of our share of loss from Megazone Cloud Corporation of ￦23 billion as well as various other associates, the impact of which was partially offset by our share of profit from K Bank of ￦29 billion. In 2023, our share of net loss of associates and joint ventures consisted primarily of our share of loss from (i) a real estate investment company invested by KT Estate of ￦25 billion, (ii) IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395 of ￦5 billion and (iii) Megazone Cloud Corporation of ￦5 billion, the impact of which was partially offset by our share of profit from KIF Investment Fund of ￦5 billion.

Income Tax Expense

Income tax expense decreased by 34.7%, or ￦175 billion, from ￦506 billion in 2022 to ￦330 billion in 2023, as our profit before income tax decreased by 31.1%, or ￦589 billion, from ￦1,891 billion in 2022 to ￦1,303 billion in 2023. Our effective tax rate was 26.7% in 2022 and 25.4% in 2023. See Note 29 of the notes to the Consolidated Financial Statements.

Profit for the Year

Due to the factors described above, our profit for the year decreased by 29.8%, or ￦413 billion, from ￦1,386 billion in 2022 to ￦972 billion in 2023. Our net profit margin, which is net profit for the year as a percentage of operating revenue, was 5.3% in 2022 and 3.7% in 2023.

Segment Results—ICT

The following table presents selected income statement data of the ICT segment and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
	2022		2023		Amount		%
	(In billions of Won)
Operating revenue	￦	18,697	￦	18,699	￦	2	0.0%
Operating expenses		17,350		17,506		156	0.9

Operating income		1,347		1,193		(154)	(11.4)
Depreciation and amortization (1)		3,106		3,183		78	2.5

(1)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

The operating revenue for our ICT segment, prior to adjusting for inter-segment transactions, increased slightly by ￦2 billion, from ￦18,697 billion in 2022 to ￦18,699 billion in 2023, primarily due to increases in revenue from our data communication services, mobile services, broadband Internet access services and IPTV services, which impact was offset by decreases in revenue from our fixed-line and VoIP telephone services, as described above.

The operating income for our ICT segment, prior to adjusting for inter-segment transactions, decreased by 11.4%, or ￦154 billion, from ￦1,347 billion in 2022 to ￦1,193 billion in 2023, as the ￦156 billion increase in the segment’s operating expenses outpaced the ￦2 billion increase in operating revenue. For this segment, operating margin, which is operating profit as a percentage of total operating revenue prior to adjusting for inter-segment transactions, decreased from 7.2% in 2022 to 6.4% in 2023.

Depreciation and amortization for our ICT segment, prior to adjusting for inter-segment transactions, increased by 2.5%, or ￦78 billion, from ￦3,106 billion in 2022 to ￦3,183 billion in 2023.

Segment Results—Finance

The following table presents selected income statement data of the finance segment and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
	2022		2023		Amount		%
	(In billions of Won)
Operating revenue	￦	3,615	￦	3,723	￦	108	3.0%
Operating expenses		3,496		3,632		136	3.9

Operating income		120		92		(28)	(23.5)
Depreciation and amortization (1)		48		37		(10)	(22.0)

(1)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

The operating revenue for our finance segment, prior to adjusting for inter-segment transactions, increased by 3.0%, or ￦108 billion, from ￦3,615 billion in 2022 to ￦3,723 billion in 2023 primarily due to an increase in standalone revenue of BC Card’s value added network business.

The operating income for our finance segment, prior to adjusting for inter-segment transactions, decreased by 23.5%, or ￦28 billion, from ￦120 billion in 2022 to ￦92 billion in 2023, as the ￦136 billion increase in the segment’s operating expenses outpaced the ￦108 billion increase in operating revenue. For this segment, operating margin decreased from 3.3% in 2022 to 2.5% in 2023.

Depreciation and amortization for our finance segment, prior to adjusting for inter-segment transactions, decreased by 22.0%, or ￦10 billion, from ￦48 billion in 2022 to ￦37 billion in 2023.

Segment Results—Satellite TV

The following table presents selected income statement data of the satellite TV segment and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
	2022		2023		Amount		%
	(In billions of Won)
Operating revenue	￦	709	￦	715	￦	5	0.8%
Operating expenses		689		785		95	13.8

Operating income (loss)		20		(70)		(90)	N.A. (1)
Depreciation and amortization (2)		58		53		(6)	(9.5)

(1)	N.A. means not applicable.
(2)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

The operating revenue for our satellite TV segment, prior to adjusting for inter-segment transactions, increased by 0.8%, or ￦5 billion, from ￦709 billion in 2022 to ￦715 billion in 2023 due to an increase in consolidated operating revenue of KT Skylife.

The satellite TV segment recognized operating income, prior to adjusting for inter-segment transactions, of ￦20 billion in 2022 compared to operating loss, prior to adjusting for inter-segment transactions, of ￦70 billion in 2023, as the ￦95 billion increase in the segment’s operating expenses outpaced the ￦5 billion increase in operating revenue. Operating expenses for this segment increased by 13.8% from 2022 to 2023 primarily due to an increase in expenses related to procurement of programs for our channels. For this segment, operating income margin was 2.8% in 2022 and operating loss margin was 9.8% in 2023.

Depreciation and amortization for our satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 9.5%, or ￦6 billion, from ￦58 billion in 2022 to ￦53 billion in 2023.

Segment Results—Real Estate

The following table presents selected income statement data of the real estate segment and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
	2022		2023		Amount		%
	(In billions of Won)
Operating revenue	￦	475	￦	500	￦	25	5.3%
Operating expenses		362		427		65	17.9

Operating income		113		73		(40)	(35.0)
Depreciation and amortization (1)		65		71		5	7.9

(1)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

The operating revenue for our real estate segment, prior to adjusting for inter-segment transactions, increased by 5.3%, or ￦25 billion, from ￦475 billion in 2022 to ￦500 billion in 2023 primarily due to increases in revenues from apartment presales and hotel operations.

The operating income for our real estate segment, prior to adjusting for inter-segment transactions, decreased by 35.0%, or ￦40 billion, from ￦113 billion in 2022 to ￦73 billion in 2023, as the ￦65 billion increase in the segment’s operating expenses outpaced the ￦25 billion increase in operating revenue. Operating margin for this segment decreased from 23.8% in 2022 to 14.7% in 2023 primarily due to decreases in operating profits from disposal of real estate properties.

Depreciation and amortization for our real estate segment, prior to adjusting for inter-segment transactions, increased by 7.9%, or ￦5 billion, from ￦65 billion in 2022 to ￦71 billion in 2023.

Segment Results—Others

The following table presents selected income statement data of the others segment and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
	2022		2023		Amount		%
	(In billions of Won)
Operating revenue	￦	7,960	￦	8,145	￦	185	2.3%
Operating expenses		7,487		8,048		561	7.5

Operating income		473		98		(376)	(79.4)
Depreciation and amortization (1)		575		585		10	1.7

(1)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

The operating revenue for our others segment, prior to adjusting for inter-segment transactions, increased by 2.3%, or ￦185 billion, from ￦7,960 billion in 2022 to ￦8,145 billion in 2023, primarily due to an increase in revenue from our information technology and network services, particularly from the operation of Internet data centers and systems integration services.

The operating income for our others segment, prior to adjusting for inter-segment transactions, decreased by 79.4%, or ￦376 billion, from ￦473 billion in 2022 to ￦98 billion in 2023, as the ￦561 billion increase in the segment’s operating expenses outpaced the ￦185 billion increase in the segment’s operating revenue. Operating margin for this segment decreased from 5.9% in 2022 to 1.2% in 2023.

Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, increased by 1.7%, or ￦10 billion, from ￦575 billion in 2022 to ￦585 billion in 2023.

Operating Results—2021 Compared to 2022

For a discussion of our operating results of 2021 compared to 2022, please see “Item 5.A. Operating Results—Operating Results—2021 Compared to 2022” of our Form 20-F for the fiscal year ended December 31, 2022, which we filed with the Securities and Exchange Commission on April 28, 2023.

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2021		2022		2023
	(In billions of Won)
Net cash inflow from operating activities	￦	5,562	￦	3,597	￦	5,503
Net cash outflow from investing activities		(5,137)		(4,839)		(4,621)
Net cash inflow (outflow) from financing activities		(41)		669		(453)
Cash and cash equivalents at beginning of the year		2,635		3,020		2,449
Cash and cash equivalents at end of the year		3,020		2,449		2,880
Net increase (decrease) in cash and cash equivalents		384		(571)		430

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦3,495 billion in 2021, ￦3,440 billion in 2022 and ￦3,693 billion in 2023, for the acquisition of property and equipment and investment properties. In addition, we used cash of ￦752 billion in 2021, ￦545 billion in 2022 and ￦479 billion in 2023 for the acquisition of intangible assets, which consisted primarily of acquisition of bandwidth licenses. In our financing activities, we used cash of ￦1,999 billion in 2021, ￦2,843 billion in 2022 and ￦5,275 billion in 2023, for repayments of borrowings. From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships, as well as repurchases of our shares. We used cash of ￦194 billion in 2021, ￦0 in 2022 and ￦300 billion in 2023 for the repurchase of our shares.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦350 billion in 2021, ￦477 billion in 2022 and ￦527 billion in 2023.

We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments (including for bandwidth licenses) will represent the most significant use of funds for the next several years. We currently expect our capital expenditures for the acquisition of property and equipment and investment property and acquisition of intangible assets in 2024 to decrease slightly compared to those in 2023 on a standalone basis. However, the actual amount remains subject to adjustment depending on market conditions, our results of operations and changes in our build-out plan for our 5G mobile telecommunications network. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships.

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. We have also provided guarantees to our affiliates. See Note 19 of the notes to the Consolidated Financial Statements for a disclosure of the guarantees provided.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net cash provided by operating activities, including profits for the year, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded profits for the year of ￦1,459 billion in 2021, ￦1,386 billion in 2022 and ￦972 billion in 2023 as discussed in “Item 5.A. Operating Results.” Non-cash expense adjustments in our statement of cash flows from depreciation, amortization of intangible assets and depreciation of right-of-use assets amounted to ￦3,647 billion in 2021, ￦3,711 billion in 2022 and ￦3,868 billion in 2023, primarily reflecting our capital investment activities during the recent years, including our payments on bandwidth licenses for our operations, investments in network infrastructures and acquisition of real estate.

We had net proceeds from borrowings and debentures, after adjusting for repayments of borrowings and debentures, of ￦900 billion in 2021, ￦1,391 billion in 2022 and ￦106 billion in 2023. Long-term borrowings, excluding current installments, were ￦6,706 billion in December 31, 2021, ￦8,180 billion in December 31, 2022 and ￦7,160 billion as of December 31, 2023. Total short-term borrowings were ￦1,731 billion as of December 31, 2021, ￦1,827 billion as of December 31, 2022 and ￦3,059 billion as of December 31, 2023. We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. For the maturity profile of our borrowings, their currency denomination and interest rates, see Note 15 of the notes to the Consolidated Financial Statements. Under our borrowing policy, we continually take into consideration various factors, including financial market conditions and our business environment, in order to decide on specific terms of the borrowing, such as borrowing amount, maturity date, currency denomination and type of interest rate (fixed or floating). We also strive to prudently manage our borrowing level and mitigate our refinancing risks through various methods, including diversification of currency denominations and borrowing lines. Our debt-to-equity ratio, which is calculated by dividing total liabilities by total equity, was 124% as of December 31, 2021, 123% as of December 31, 2022 and 131% as of December 31, 2023.

We also dispose of a portion of our trade receivables relating to handset sales to several special purpose companies, as part of our efforts to improve our cash and asset management. We entered into asset management agreements with each of these special purpose companies, and will be receiving management fees from such companies. See Note 19 of the notes to the Consolidated Financial Statements. From time to time, we also generate cash from the sale of our treasury shares.

We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. See Note 15 of the notes to the Consolidated Financial Statements. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increase in capital expenditures and decrease in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions.

Our total equity was ￦16,567 billion as of December 31, 2021, ￦18,413 billion as of December 31, 2022 and ￦18,543 billion as of December 31, 2023.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of ￦1,786 billion as of December 31, 2021, ￦1,991 billion as of December 31, 2022 and ￦1,347 billion as of December 31, 2023.

The following table sets forth the summary of our significant current assets for the years indicated:

	As of December 31,
	2021		2022		2023
	(In billions of Won)
Cash and cash equivalents	￦	3,020	￦	2,449	￦	2,880
Trade and other receivables, net		5,087		6,098		7,170
Inventories, net		514		718		988
Other financial assets		1,186		1,322		1,440

Our cash and cash equivalents (substantially all of which are in Won) totaled ￦3,020 billion as of December 31, 2021, ￦2,449 billion as of December 31, 2022 and ￦2,880 billion as of December 31, 2023. As of December 31, 2023, on a standalone basis, we held approximately 99.8% of our cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies. Other current financial assets primarily consist of financial instruments, available-for-sale financial assets and derivative assets used for hedging. For a discussion of our use of financial instruments for hedging purposes, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.

The following table sets forth the summary of our significant current liabilities for the years indicated:

	As of December 31,
	2021		2022		2023
	(In billions of Won)
Trade and other payables	￦	6,641	￦	7,333	￦	8,055
Borrowings		1,731		1,827		3,059

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. As of December 31, 2023, we entered into various commitments with financial institutions totaling ￦3,497 billion, US$2,047 million, EUR 8 million and SGD 400 million, of which ￦620 billion, US$2,047 million, EUR 8 million and SGD 400 million were used. See Note 19 of the notes to the Consolidated Financial Statements. Of the ￦10,218 billion total borrowings (including short-term borrowings) outstanding as of December 31, 2023, ￦2,801 billion was denominated in foreign currencies. See Note 15 of the notes to the Consolidated Financial Statements. Upon the identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to manage such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk and Interest Rate Risk.” We have not had, and do not anticipate that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Item 5.C.  Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we engage in research and development (“R&D”) activities together with our various business units and also operate the following R&D laboratories:

•	Small Language Model Development (“AI2XL”) R&D laboratory;

•	Multi Large Language Model Enterprise Go-to-Market Technology (“AI Tech”) R&D laboratory;

•	Machine Learning and Deep Learning (“AI Service”) R&D laboratory; and

•	New Emerging Technology (“Service Tech”) R&D laboratory.

As of December 31, 2023, KT Corporation had 3,868 domestic and 1,895 international registered patents.

The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦214 billion in 2021, ￦231 billion in 2022 and ￦163 billion in 2023.

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

Item 6.  Directors, Senior Management and Employees

Item 6.A.  Directors and Senior Management

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:

•	up to two inside directors, including the Representative Director; and

•	up to eight outside directors.

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

Under the Commercial Code of Korea, we must establish a committee to nominate candidates for outside directors within the board of directors, and outside directors must make up more than half of the total members of the outside director candidate nominating committee. According to our articles of incorporation, such committee must consist of all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not be a member of the committee. Our Director Candidate Recommendation Committee nominates outside director candidates for appointment at the general shareholders’ meeting.

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

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)

Young Shub Kim	Representative Director and Chief Executive Officer	August 2023	April 10, 1959	March 2026
Chang-Seok Seo	Senior Executive Vice President, Network Group	August 2023	July 5, 1967	March 2026

Outside Directors (1)

Jong Soo Yoon	Senior Advisor, Kim & Chang	June 2023	August 13, 1958	March 2026
Yong-Hun Kim	Partner, DR & AJU LLC	March 2022	March 29, 1955	March 2025
YangHee Choi	President, Hallym University	June 2023	July 27, 1955	March 2026
Woo-Young Kwak	Former Chairman of Steering Committee, Vehicle IT Fusion and Innovation Center, Ministry of Science and ICT	June 2023	September 3, 1956	March 2025
Yeong Kyun Ahn	Board member of IFAC	June 2023	February 6, 1959	March 2026
Seung Hoon Lee	Partner of KCGI Co., Ltd.	June 2023	December 25, 1962	March 2025
Seongcheol Kim	Professor, School of Media and Communication, Korea University	June 2023	June 12, 1964	March 2025
Seung Ah Theresa Cho	Professor, Strategic Management and International Business, Seoul National University Business School	June 2023	October 22, 1967	March 2026

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Our “Representative Director” is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the Representative Director in accordance with the provisions of the Commercial Code and our articles of incorporation. In June 2023, we amended our articles of incorporation in efforts to add more rigor and transparency to the process of selecting our Representative Director. Our Director Candidate Recommendation Committee conducts investigation and composition of a pool of candidates and selects the representative director candidates whose candidacy will be further examined. Subsequently, the Director Candidate Recommendation Committee examines and selects Representative Director candidates and submits an examination report of such candidates to our board of directors. A Representative Director candidate recommended by our board of directors is nominated at the shareholders’ meeting.

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

Senior Management

In addition to our inside directors who are also our executive officers, we have the following executive officers as of April 1, 2024:

Name	Title and Responsibility	Year of Birth
Soo-Jung Shin	Senior Executive Vice President, Strategy & New Business Group	1965
Chang-Yong Ahn	Senior Executive Vice President, Enterprise Business Group	1966
Seung-Phil Oh	Senior Executive Vice President, Tech. Innovation Group	1970
Young-Bok Lee	Senior Executive Vice President, Legal Affairs Office	1961
Hyeon-Seuk Lee	Senior Executive Vice President, Customer Business Group	1966
Hyun-Kyu Lim	Senior Executive Vice President, Corporate Management Group	1964
Choong-Rim Ko	Executive Vice President, Group Human Resources Office	1967
Kwang-Dong Kim	Executive Vice President, Corporate Relations Office	1970
Bong-Gyun Kim	Executive Vice President, Busan/Gyeongnam Regional Headquarter	1972
Young-In Kim	Executive Vice President, Western Seoul Regional Headquarter	1968
Young-Ho Kim	Executive Vice President, Southern Seoul Regional Headquarter	1966
Chae-Hee Kim	Executive Vice President, On External Training	1974
Hoon-Bae Kim	Executive Vice President, Media Business Unit	1963
Hye-Byung Min	Executive Vice President, Enterprise Business Strategy Unit	1969
Hyo-Il Park	Executive Vice President, Strategy Office	1970
Jeong-Hyun Seo	Executive Vice President, Legal Consulting Department	1971
Jin-Ho Yang	Executive Vice President, Litigation Management Department	1973
Kyung-Hwa Ok	Executive Vice President, IT Platform Unit	1968
Chang-Ho Yi	Executive Vice President, Chungnam/Chungbuk Regional Headquarter	1972
Min Jang	Executive Vice President, Financial Management Office	1968

Name	Title and Responsibility	Year of Birth
Woo-Jin Jung	Executive Vice President, KT Consulting Group	1975
Hoon Cho	Executive Vice President, SCM Strategy Office	1966
Jung-Yong Ji	Executive Vice President, Jeonnam/Jeonbuk Regional Headquarter	1968
Si-Hwan Choi	Executive Vice President, Daegu/Gyeongbuk Regional Headquarter	1967
Chan-Ki Choi	Executive Vice President, Northern Seoul/Gangwon Regional Headquarter	1966
Eui-Jeung Choo	Executive Vice President, Audit Office	1976
Seong-Kwon Kang	Senior Vice President, Cloud/Platform Lead	1971
Lee-Hwan Kang	Senior Vice President, Micro Enterprise Business Unit	1970
Gang-Bon Koo	Senior Vice President, Western Seoul Customer Sales Headquarter	1972
Jae-Hyung Koo	Senior Vice President, Network Technology Unit	1972
Hye-Jin Kwon	Senior Vice President, Network Strategy Unit	1971
Hee-Keun Kwon	Senior Vice President, Sales Operating Business Unit	1970
Mong-Ryong Kim	Senior Vice President, Finance Customer Business Unit	1971
Byung-Kyun Kim	Senior Vice President, Device Business Unit	1968
Young-Geol Kim	Senior Vice President, Customer Business Unit	1973
Young-Min Kim	Senior Vice President, Modern IT Lead	1971
Yong-Nam Kim	Senior Vice President, Jeonnam/Jeonbuk Enterprise Customer Sales Headquarter	1969
Jae-Kwon Kim	Senior Vice President, DX Business Unit	1968
Jun-Ho Kim	Senior Vice President, Public Customer Business Unit	1965
Jee-Hyeon Kim	Senior Vice President, Partnership & Investment Department	1969
Jin-Chul Kim	Senior Vice President, Jeonnam/Jeonbuk Customer Sales Headquarter	1967
Hoon-Dong Kim	Senior Vice President, AI/Data Lead	1976
Hyeong-Rae Roh	Senior Vice President, Strategic Customer Business Unit	1970
Je-Hoon Myung	Senior Vice President, Enterprise Telecommunications Business Unit	1972
Sang-Ryong Moon	Senior Vice President, Information Security Unit	1967
Jung-Ho Park	Senior Vice President, EduDX Business Unit	1970
Soon-Min Bae	Senior Vice President, AI2X Lab	1980
Ki-Hong Seo	Senior Vice President, Daegu/Gyeongbuk Enterprise Customer Sales Headquarter	1967
Won-Je Sung	Senior Vice President, Southern Seoul Enterprise Customer Sales Headquarter	1972
Je-Hyun Sung	Senior Vice President, Northern Seoul/Gangwon Enterprise Customer Sales Headquarter	1972
Hoon-Joo Shin	Senior Vice President, On External Training	1971
Tae-Sung Oh	Senior Vice President, ESG Management & Implementation Unit	1968
Taek-Gyun Oh	Senior Vice President, Network O&M Unit	1968
Yong-Kyu Yoo	Senior Vice President, Strategy & New Business Planning Unit	1971
Kyung-A Yoon	Senior Vice President, AI Tech Lab	1973
Byoung-Hyu Yoon	Senior Vice President, Chungnam/Chungbuk Customer Sales Headquarter	1972
Jin-Hyoun Youn	Senior Vice President, Media R&D Department	1968
Tae-Sik Yoon	Senior Vice President, Brand Communication Department	1969
Mi-Hee Lee	Senior Vice President, Strategy & New Business Consulting & Implementation Unit	1970
Byeong-Moo Lee	Senior Vice President, Customer Experience Innovation Unit	1971
Sang-Ki Lee	Senior Vice President, Global Business Development Department	1970
Sang-Ho Lee	Senior Vice President, Robot Platform Business Department	1975
Sung-Kyu Lee	Senior Vice President, Northern Seoul/Gangwon Network O&M Headquarter	1969
Seong-Hwan Yi	Senior Vice President, Western Seoul Enterprise Customer Sales Headquarter	1968
Se-Jung Lee	Senior Vice President, AI Service Lab	1974
Young-Jun Lee	Senior Vice President, Chungnam/Chungbuk Enterprise Customer Sales Headquarter	1968
Jung-Woo Lee	Senior Vice President, Public Relations Office	1971
Jong-Sik Lee	Senior Vice President, Network Laboratory	1972
Chan-Seung Lee	Senior Vice President, Accounting Department	1968
Bo-Heon Im	Senior Vice President, Busan/Gyeongnam Network O&M Headquarter	1967
Seung-Hyouk Yim	Senior Vice President, Enterprise Business Consulting & Implementation Unit	1970
Du-Seong Chang	Senior Vice President, Large AI Core Tech. Department	1969
Byung-Gwan Jang	Senior Vice President, Win-Win Cooperation Department	1970
Kil-Sung Jung	Senior Vice President, Corporate Strategy Department	1974
Seon-Il Jeong	Senior Vice President, Southern Seoul Network O&M Headquarter	1968
Jae-Wook Jeong	Senior Vice President, Busan/Gyeongnam Customer Sales Headquarter	1972
Seong-Eun Cho	Senior Vice President, SW Development Unit	1971
Young-Sim Jin	Senior Vice President, Human Resources Development Department	1972

Name	Title and Responsibility	Year of Birth
Kang-Rim Choi	Senior Vice President, Mobility Business Unit	1974
Woo-Hyung Choi	Senior Vice President, Core Network O&M Unit	1970
Joon-Ki Choi	Senior Vice President, AI Business Unit	1974
Ho-Chang Choi	Senior Vice President, Group Human Resources Department	1971
Tae-Won Hur	Senior Vice President, Compliance Office	1970
Tae-Jun Heo	Senior Vice President, Enterprise Sales Unit	1970
Hae-Chon Hong	Senior Vice President, Service Tech Lab	1972
Kyeng-Hee Hwang	Senior Vice President, Daegu/Gyeongbuk Network O&M Headquarter	1970

Item 6.B.  Compensation

Compensation of Directors and Executive Officers

In 2023, the aggregate compensation paid and accrued to all directors and executive officers was approximately ￦73.8 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was approximately ￦3.8 billion.

The compensation of our directors and executive officers in 2023 that was disclosed on an individual basis in Korea was as follows:

Name	Position	Total Compensation in 2023	Composition of Total Compensation
(In millions of Won)
Hyeon-Mo Ku	Former Chief Executive Officer	￦3,073	￦335 (salary); ￦778 (bonus); ￦25 (benefits); ￦1,935 (severance pay)
Kook-Hyun Kang	Former President	￦2,571	￦364 (salary); ￦579 (bonus); ￦62 (benefits); ￦1,566 (severance pay)
Jong-Ook Park	Former President	￦2,134	￦381 (salary); ￦578 (bonus); ￦61 (benefits); ￦1,113 (severance pay)
Byung-Sam Park	Former Senior Executive Vice President	￦1,726	￦347 (salary); ￦471 (bonus); ￦59 (benefits); ￦849 (severance pay)
Hyun-Yok Sheen	Former Senior Executive Vice President	￦1,701	￦327 (salary); ￦398 (bonus); ￦68 (benefits); ￦908 (severance pay)
Chang-Seok Seo	Inside Director	￦864	￦342 (salary); ￦466 (bonus); ￦56 (benefits)
Kyoung-Lim Yun	Former Inside Director	￦812	￦111 (salary); ￦511 (bonus); W12 (benefits); ￦178 (severance pay)

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

Item 6.C.  Board Practices

As of April 1, 2024, none of our inside or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

Corporate Governance Committee

The Corporate Governance Committee is comprised of four outside directors (YangHee Choi, Woo-Young Kwak, Seung Hoon Lee and Seongcheol Kim). The chairperson is YangHee Choi. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance. The committee members are elected by the board after the annual meeting.

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is comprised of all of our outside directors. The chairperson is Jong Soo Yoon. The committee’s duties include (i) authorizing the investigation and composition of a pool of internal and external Representative Director candidates, (ii) examining the Representative Director candidates selected under the examination criteria determined by our board of directors, selecting the Representative Director candidates pursuant to such criteria and reporting to the board of directors the outcome of the examination and (iii) reviewing the qualifications of outside director candidates and proposing nominees to our shareholders for consideration at the general shareholders’ meeting.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is comprised of four outside directors (Seongcheol Kim, YangHee Choi, Jong Soo Yoon and Seung Ah Theresa Cho). The chairperson is Seongcheol Kim. The committee’s duties include prior review of the Representative Director’s management goals, terms and conditions proposed for inclusion in the management contract of the Representative Director, including, but not limited to, determining whether the Representative Director has achieved the management goals, and the determination of compensation for the Representative Director and the inside directors. The committee members are elected by the board after the closing of the annual meeting.

Related-Party Transactions Committee

The Related-Party Transactions Committee is comprised of four outside directors (Woo-Young Kwak, Yong-Hun Kim, Jong Soo Yoon and Yeong Kyun Ahn). The chairperson is Woo-Young Kwak. This committee’s duties include reviews of transactions between KT Corporation and its subsidiaries and ensures compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting.

Sustainability Management Committee

The Sustainability Management Committee is comprised of four outside directors (YangHee Choi, Woo-Young Kwak, Jong Soo Yoon and Seongcheol Kim) and one inside director (Chang-Seok Seo). The chairperson is YangHee Choi. The committee’s duties include reviews of sustainable management plans, the authorization of establishment of medium-and long-term sustainable management strategies, sustainable management results, regular reporting and risk management of sustainable management activities and charitable contributions. The committee members are elected by the board after the annual meeting.

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds of the Audit Committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is comprised of Yeong Kyun Ahn, Yong-Hun Kim, Seong Hoon Lee and Seung Ah Theresa Cho. The chairperson is Yeong Kyun Ahn. Yeong Kyun Ahn serves as the financial expert of the Audit Committee. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

Item 6.D.  Employees

On a standalone basis, we had 19,737 employees as of December 31, 2023, compared to 20,544 employees as of December 31, 2022 and 21,759 employees as of December 31, 2021.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2023, approximately 78.1% of the employees of KT Corporation were members of labor unions. The representative of the labor unions negotiates a collective bargaining agreement with us every two years, and our current collective bargaining agreement expires on October 9, 2025. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

Employee Stock Ownership and Benefits

We operate an employee stock ownership plan (the “ESOP”) with the purpose of enabling our employees to build financial assets, enhancing corporate productivity, and fostering cooperative labor-management relations. Through the ESOP, our employee stock ownership association owned 3.95% of our issued shares as of December 31, 2023.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦149 billion as of December 31, 2023. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

Employee Training

The objective of our training program is to develop professionals who are able to create value for our customers. In order to develop skills of our employees, we require approximately 69 hours of training per year from most of our employees, using individually-tailored curriculums based on individual assessments. We also operate a Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition reimbursements to select employees who pursue graduate programs in Korea, as well as provide financial assistance to those who pursue work-related professional licenses or study foreign languages.

Item 6.E.  Share Ownership

Ordinary Shares

The persons who currently serve as our directors or executive officers held, as a group, 293,574 common shares as of April 5, 2024. The table below shows the ownership of our ordinary shares by our directors and executive officers as of April 1, 2024:

Shareholders	Number of Common Shares Owned
Young Shub Kim	5,300
Chang-Seok Seo	15,511
Soo-Jung Shin	14,592
Chang-Yong Ahn	8,815
Hyeon-Seuk Lee	11,659
Choong-Rim Ko	2,446
Kwang-Dong Kim	866
Bong-Gyun Kim	9,196
Young-In Kim	6,798
Young-Ho Kim	8,254
Chae-Hee Kim	9,359
Hoon-Bae Kim	6,459
Hye-Byung Min	7,654
Hyo-Il Park	8,393
Jeong-Hyun Seo	1,452
Jin-Ho Yang	5,071
Kyung-Hwa Ok	9,915
Chang-Ho Yi	9,292
Min Jang	745
Hoon Cho	1,258
Jung-Yong Ji	11,724
Si-Hwan Choi	4,649
Chan-Ki Choi	11,592
Lee-Hwan Kang	36
Gang-Bon Koo	5,249
Jae-Hyung Koo	1,419
Hye-Jin Kwon	3,742
Hee-Keun Kwon	1,075
Mong-Ryong Kim	36
Byung-Kyun Kim	6,317
Young-Geol Kim	735
Yong-Nam Kim	86
Jae-Kwon Kim	7,992
Jun-Ho Kim	4,582
Jee-Hyeon Kim	586
Jin-Chul Kim	986
Hyeong-Rae Roh	262
Je-Hoon Myung	2,125
Sang-Ryong Moon	1,360

Shareholders	Number of Common Shares Owned
Jung-Ho Park	1,166
Soon-Min Bae	7,474
Ki-Hong Seo	1,023
Won-Je Sung	1,397
Je-Hyun Sung	647
Hoon-Joo Shin	3,211
Tae-Sung Oh	45
Yong-Kyu Yoo	8,031
Byoung-Hyu Yoon	157
Jin-Hyoun Youn	1,418
Mi-Hee Lee	6,131
Byeong-Moo Lee	169
Sang-Ho Lee	932
Seong-Hwan Yi	2,865
Sung-Kyu Lee	147
Young-Jun Lee	1,405
Jung-Woo Lee	265
Jong-Sik Lee	6,676
Bo-Heon Im	1,013
Seung-Hyouk Yim	5,642
Du-Seong Chang	831
Kil-Sung Jung	1,415
Seon-Il Jeong	307
Jae-Wook Jeong	9,632
Seong-Eun Cho	4,480
Young-Sim Jin	3,306
Kang-Rim Choi	6,825
Woo-Hyung Choi	147
Joon-Ki Choi	4,296
Ho-Chang Choi	3,128
Tae-Jun Heo	1,405
Hae-Chon Hong	147
Kyeng-Hee Hwang	253

Total	293,574

Share-based Payments

We have granted share-based payments to our chief executive officer, inside directors, outside directors and executive officers. For details of our share-based payments, see Note 24 of the notes to the Consolidated Financial Statements.

Item 6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2023:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Corporation	20,843,859	8.08%
Shinhan Financial Group Co., Ltd	14,532,028	5.64%
Silchester International Investors LLP	13,084,358	5.07%
Hyundai Motor Company	12,251,234	4.75%
Employee stock ownership association	10,184,803	3.95%
Hyundai Mobis Co., Ltd.	8,094,466	3.14%
Director as a group	15,867	0.01%
Public	167,406,807	64.92%
KT Corporation (held in the form of treasury stock)	11,447,338	4.44%

Total issued shares	257,860,760	100.00%

Major shareholders of our ordinary shares do not have voting rights that are different from those of our public shareholders.

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

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-121.

Legal Proceedings

In April 2019, the Korea Fair Trade Commission determined that we, LG U+, SK Broadband and Sejong Telecom colluded in numerous biddings held by public institutions, including the Public Procurement Service and the Korea Racing Authority, between April 2015 to June 2017 for the engagement of telecommunications companies to provide dedicated fixed-line services, in violation of the Monopoly Regulation and Fair Trade Act, and issued an order to cease and desist, imposed a penalty surcharge of ￦5.7 billion on us and filed a criminal complaint against us. In April 2020, several plaintiffs, including the Government and Korea Racing Authority, filed lawsuits alleging damages. There are nine pending lawsuits related to such matters, alleging damages in aggregate of approximately ￦7.25 billion, which remains subject to adjustments. We intend to vigorously defend against such lawsuits.

In July 2023, the Korea Fair Trade Commission imposed fines on three network service providers, including ￦13.9 billion to us, for unfair advertising related to performance of 5G mobile services. In August 2023, we filed an administrative lawsuit requesting the cancellation of such fine, which proceeding is currently pending at the Seoul High Court.

From April 2021 to December 2023, 562 of our subscribers have filed six class action lawsuits (including one following the July 2023 fine imposed by the Korea Fair Trade Commission, as described above) claiming damages totaling approximately ￦0.6 billion alleging poor service quality of our 5G mobile services. There can be no assurance that such class action lawsuits may not result in additional subscribers making similar claims in the future. There can be no assurance that any loss of such class action lawsuits will not lead to compensation for all of our 5G subscribers, which may lead to significant expenses. We intend to vigorously defend against such class action lawsuits.

In July 2023, seven leading credit card companies in Korea, which have entered into joint marketing arrangements with us, filed a lawsuit against us at the Seoul Central District Court, alleging our unjust enrichment from refund of certain value-added tax to us related to joint marketing activities. We offer discounts to our subscribers who pay their service fees or handset installment payments through certain credit cards issued by the plaintiffs. The plaintiffs claim that the value-added tax refunds of approximately ￦86.2 billion to us, which relate to such discount activities, should be returned to the plaintiffs. We intend to vigorously defend against such lawsuit.

The Korea Fair Trade Commission is currently investigating us and the two other major telecommunications providers for potential violations of the Fair Trade Act, alleging that the companies had conferred in (i) limiting the overall level of mobile service subscribers switching service providers and (ii) setting the range of sales incentives offered to authorized dealers. We plan to cooperate fully with the investigation and are vigorously responding to prove our innocence. However, the Korea Fair Trade Commission, after completion of its investigation, may impose penalties including monetary fines and corrective orders if any violations are found to have occurred, which may adversely affect our business, financial condition and results of operations.

For a description of our additional legal proceedings, see “Item 3. Key Information—Item 3.D. Risk Factors—Legal cases involving our political donations and other incidents and allegations could have a material adverse effect on our business, reputation and stock price.”

As of December 31, 2023, we have established provisions relating to litigation proceedings of ￦30 billion. See Notes 16 and 19 of the notes to the Consolidated Financial Statements.

Dividends

The table below sets out the annual dividends declared on the outstanding ordinary shares to shareholders of record on December 31 of the years indicated and the interim dividends declared on the outstanding ordinary shares to shareholders of record on June 30 of the years indicated:

Year	Annual Dividend per Ordinary Share	Interim Dividend per Ordinary Share	Average Total Dividend per Ordinary Share
	(In Won)	(In Won)	(In Won)
2019	1,100	—	1,100
2020	1,350	—	1,350
2021	1,910	—	1,910
2022	1,960	—	1,960
2023	1,960	—	1,960

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

Item 9.C.  Markets

Please refer to “Item 9.A. Offering and Listing Details.”

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value ￦5,000 per share (“Ordinary Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Ordinary Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued share capital. As of December 31, 2023, 257,860,760 Ordinary Shares were issued, of which 11,447,338 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Ordinary Shares are fully-paid and non-assessable and are in registered form.

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

We declare dividends annually at the annual general meeting of shareholders which is held within three months after December 31 of each year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as December 31 of the preceding year. We may distribute the annual dividend in cash or in Shares. However, a dividend of Shares must be distributed at par value. If the market price of the Shares is less than their par value, dividends in Shares may not exceed one-half of the annual dividend. We may, by a resolution of the board of directors, pay quarterly dividends in cash to shareholders or registered pledgees who hold the Shares at the end of March, June or September, as applicable. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2023, 3.95% of the issued Shares were held by members of our employee stock ownership association.

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

As of December 31, 2023, there were 11,447,338 treasury shares, including shares held by our treasury stock fund.

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

Pursuant to amendments to the Investment Rules that became effective on December 14, 2023, foreign investors who wish to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares) may do so using their Legal Entity Identifier, instead of having to register their identity with the Financial Supervisory Service prior to making any such investment. However, those who have already registered as a foreign investor may continue to make investments using their investment registration card.

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

If you are subject to Korean taxation on capital gains from a sale of ADSs, or ordinary shares that you acquire as a result of a withdrawal, and you sell your ordinary shares or ADSs, the purchaser or, in the case of a sale of ordinary shares on the KRX KOSPI Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income tax) of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the ordinary shares or ADSs. In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country, provided that if such tax exemption is being sought to be applied to an amount that is ￦1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is ￦1 billion or more), in addition to the certificate of your tax residence issued by a competent authority of your residence country, you will also be required to submit the names and addresses of all of the members of your board of directors, the identities and shareholding percentages of all of your shareholders (provided that if you have more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and aggregate investment amount from each country), and audit reports for the most recent three years (or, if your entity has been in existence for less than three years, audit reports since incorporation). If you are an OIV, you must submit a report of the OIV and a schedule of beneficial owners together with their applications for exemption, which you should collect from each beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

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

Securities Transaction Tax

If you transfer ordinary shares on the KRX KOSPI Market, you will be subject to securities transaction tax at a rate of 0.05% for any transfers made during 2023, 0.03% for any transfers made during 2024 and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer ordinary shares on the KRX KOSDAQ Market, you will be subject to securities transaction tax at a rate of 0.02% for any transfers made during 2023, 0.018% for any transfers made during 2024 and will generally not be subject to the agriculture and fishery special tax. If you transfer ordinary shares and your transfer is not made on the KRX KOSPI or KOSDAQ Market (e.g., shares of private companies), you will generally be subject to the securities transaction tax at a rate of 0.35% for transfers on and after January 1, 2023 and will generally not be subject to the agriculture and fishery special tax.

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

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty (as defined above). Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Subject to generally applicable limitations and conditions, Korean tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements as set forth in such guidance, the Korean tax on dividends may be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements have been met, including requirements applicable to the Treaty. Dividends paid on the ordinary shares will be treated as income from sources outside the United States and, for U.S. Holders that elect to claim foreign tax credits, will generally constitute passive category income for U.S. foreign tax credit purposes. If the Korean dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, a U.S. Holder may elect to deduct the Korean tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. The rules governing the foreign tax credit and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You are urged to consult your tax advisors regarding the availability and calculation of the foreign tax credit under your particular situations.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity securities. Our long-term financial policies are annually reported to our Board of Directors, and our finance division conducts financial risk management and assessment. Upon identification and evaluation of our risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments largely for hedging purposes. For details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2021, 2022, and 2023, see Notes 4 and 7 of the notes to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2021, 2022, and 2023:

	As of December 31,
	2021		2022		2023
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	245,759	2,302,642	106,426	2,336,607	139,807	2,271,673
Special Drawing Right	255	722	255	722	254	722
Japanese Yen	29,227	30,000,763	32,801	400,002	17,496	400,002
British Pound	—	1,005	30	83	—	—
Euro	3,943	10,801	185	7,832	304	7,810
Rwandan Franc	586	—	15,521	13,025	402	—
Thai Bhat	2,160	—	265	—	244	—
Tanzanian Shilling	1,644	—	1,464	—	21,958	—
Botswana Pula	93	—	183	—	680	—
Hong Kong Dollar	—	105	37	—	—	—
Vietnamese Dong	257,895	—	280,226	—	380,629	—
Singapore Dollar	13	284,000	448	284,000	1,375	—
Taiwan Dollar	—	226	—	—	1,685	—
Ringgit Malaysia	—	—	1	—	—	—
Swiss Franc	—	161	—	—	—	25
Bulgarian Lev.	—	—	62	—	—	—
Pakistani Rupee	—	—	—	—	114,025	—

As of December 31, 2021, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦3 billion, and increased our total equity by ￦9 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2022, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦6 billion, and decreased our total equity by ￦16 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2023, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variable held constant, would have decreased our income before income tax by ￦10 billion, and decreased our total equity by ￦18 billion, with a 10% weakening in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 36 of the notes to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2023 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2023
	2024	2025	2026	2027	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	2,360,310	1,615,919	854,474	280,000	1,893,924	7,004,627	6,864,472
Average weighted rate (1)	2.57%	2.93%	2.66%	3.16%	3.10%	2.83%	—
Variable rate	118,900	254,008	—	—	40,000	412,908	412,908
Average weighted rate (1)	4.29%	4.35%	0.00%	0.00%	0.00%	3.91%	—

Subtotal	2,479,210	1,869,927	854,474	280,000	1,933,924	7,417,535	7,277,380

Foreign currency:
Fixed rate	81,307	1,160,460	515,760	386,820	128,940	2,273,287	3,935,815
Average weighted rate (1)	2.87%	2.67%	2.50%	1.38%	6.50%	2.63%	—
Variable rate	501,005	45,129	—	—	—	546,134	603,727
Average weighted rate (1)	6.65%	7.27%	0.00%	0.00%	0.00%	6.70%	—

Subtotal	582,312	1,205,589	515,760	386,820	128,940	2,819,421	4,539,542

Total	3,061,522	3,075,516	1,370,234	666,820	2,062,864	10,236,956	11,816,922

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2021, 2022 and 2023, a 100 basis point increase in the market interest rate, with all other variables held constant, would have increased our income before income tax by ￦0.8 billion, increased our income before income tax by ￦0.6 billion, and decreased our income before income tax by ￦2.7 billion, respectively. As of December 31, 2021, 2022 and 2023, such increase, with all other variables held constant, would have increased our total equity by ￦6 billion, decreased our total equity by ￦2 billion and decreased our total equity by ￦5 billion, respectively.

As of December 31, 2021, 2022 and 2023, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our income before income tax by ￦0.7 billion, decreased our income before income tax by ￦0.7 billion, and increased our income before income tax by ￦2.7 billion, respectively. As of December 31, 2021, 2022 and 2023, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our total equity by ￦6 billion, increased our total equity by ￦2 billion and increased our total equity by ￦5 billion, respectively.

The foregoing sensitivity analyses assume that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2021, 2022 and 2023, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our income before income tax by ￦2 billion, ￦3 billion and ￦1 billion, respectively, with a 10% decrease in the equity index having the opposite effect. As of December 31, 2021, 2022 and 2023, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by

￦5 billion, ￦114 billion and ￦121 billion, respectively, with a 10% decrease in the equity index having the opposite effect. In 2022 and 2023, such amounts increased significantly due to our acquisition of shares in Shinhan Financial Group Co., Ltd., Hyundai Motor Company and Hyundai Mobis Co., Ltd. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2023, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$—
Reimbursement of SEC filing fees	$—
Reimbursement of proxy process expenses (printing, postage and distribution)	$242,009
Reimbursement of legal fees	$—
Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$—

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte Anjin, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2023, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Audit Committee is comprised of Yeong Kyun Ahn, Yong-Hun Kim, Seong Hoon Lee and Seung Ah Theresa Cho. The board of directors has determined that Yeong Kyun Ahn is the financial expert of the Audit Committee. Yeong Kyun Ahn is independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Deloitte Anjin for the fiscal year ended December 31, 2023.

Year Ended December 31, 2023
(In millions)
Audit fees (1)	￦ 6,679
Tax fees (2)	22
All other fees	390

Total fees	7,091

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement.

(2)	Tax fees consist of fee for tax services which are mainly the preparation of tax returns or non-recurring tax compliance review of original or amended tax returns.

The following table sets forth the fees billed to us by Samil PricewaterhouseCoopers for the fiscal year ended December 31, 2022.

Year Ended December 31, 2022
(In millions)
Audit fees (1)	￦ 5,808
Tax fees (2)	97
All other fees	406

Total fees	6,311

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation of tax returns or non-recurring tax compliance review of original or amended tax returns.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee has established pre-approval policies and procedures to pre-approve all audit services to be provided by Deloitte Anjin, our independent registered public accounting firm. Our Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent registered public accounting firm is that all such services shall be pre-approved by our Audit Committee. Non-audit services that are prohibited to be provided to us by our independent registered public accounting firm under the rules of the SEC and applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, our Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of our independent registered public accounting firm and does not include delegation of the Audit Committee’s responsibilities to the management under the Exchange Act.

Our Audit Committee did not pre-approve any non-audit services under the de minimis exception of Rule 2-01 (c)(7)(i)(C) of Regulation S-X as promulgated by the SEC.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)		Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Value of Shares that May Yet Be Purchased Under the Plans (In billions of Won)
January 1 to January 31	—	￦	—	—	￦	—
February 1 to February 29	1,100,000		31,987	1,100,000		265
March 1 to March 31	2,889,063		30,041	2,889,063		178
April 1 to April 30	2,400,000		30,495	2,400,000		105
May 1 to May 31	2,400,000		31,346	2,400,000		30
June 1 to June 30	966,889		30,709	966,889		—
July 1 to July 31	4,994		31,350	—		—
August 1 to August 31	—		—	—		—
September 1 to September 30	—		—	—		—
October 1 to October 31	—		—	—		—
November 1 to November 30	—		—	—		—
December 1 to December 31	—		—	—		—

Total	9,760,946	￦	30,760	9,755,952	￦	—

Item 16F.  Change in Registrant’s Certifying Accountant

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Annual Report on Form 20-F for the year ended December 31, 2022, filed on April 28, 2023.

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

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	We maintain a Director Candidate Recommendation Committee composed of all of our outside directors. We also maintain a Corporate Governance Committee comprised of four outside directors. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee which has a minimum of three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of four outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

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

Item 16I.  Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.  Insider Trading Policies

Not applicable.

Item 16K.  Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks related to disruption of business operations and financial reporting systems and customer information protection, as part of our overall enterprise risk management system and processes. Our enterprise risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks, and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. Our cybersecurity risk management practices include development, implementation and improvement of policies and procedures to safeguard our network infrastructure and customer information and ensure availability of critical data and systems.

We understand the importance of protecting our network infrastructure and preserving trust and protecting personal information from cybersecurity threats including distributed denial-of-service (“DDoS”) attacks and advanced persistent threat (“APT”) attacks. To assist us, we have a cybersecurity governance framework in place, which is designed to protect network infrastructure and information systems from unauthorized access, use, disclosure, disruption, modification or destruction. Our cybersecurity program consists of controls designed to identify, protect against, detect, respond to and recover from, cybersecurity incidents. The program is built upon a foundation of advanced security technology and overseen by an experienced and trained team of experts with substantial knowledge of cybersecurity best practices.

We actively engage in various activities to protect our network infrastructure from cybersecurity threats and to ensure that our customers can use the Internet safely. We believe we are the first Korean telecommunications company to deploy security measures to all overseas interconnection network sections utilized by us in order to preemptively block abnormal traffic from both domestic and international sources. Our technical measures also include:

•	operation of a comprehensive security control system to protect against and monitor suspected hacking and abnormal behaviors in real-time;

•	operation of the IT/ Network Integrated Cyber Security Center, a non-stop comprehensive response system;

•	digital rights management to control access to copyrighted materials; and

•	encryption of personal information and control database commands.

When we adopt a new information system or change an existing system, we carry out a security approval process to review technical and administrative protection measures and make improvements if any issues are found. We conduct technical security review during the designing stage of our system development. We utilize policies, software, training programs and hardware solutions to protect and monitor our environment, including multifactor authentication on all critical systems, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing and identity management systems. Our platform includes a host of encryption, antivirus, multi-factor authentication, firewall and patch-management technologies designed to protect and maintain the systems and computers across our business. We also conduct mock hackings of our websites and application services. To strengthen customer information protection, we engage in inspection of suppliers and other third parties that possess customer information as well as perform mock drills to prepare against infringement or leakage of personal information. We subscribe to liability insurance to ensure compensation for our customers in the unlikely event of any damage caused by information leakage.

Our cybersecurity team regularly tests our controls through penetration testing, vulnerability scanning and attack simulation. We conduct risk assessments periodically to identify threats and vulnerabilities, and then determine the likelihood and impact for each risk using a qualitative risk assessment methodology. Risks are identified from various sources, including vulnerability scans, penetration tests, vendors risk assessments, product and services audits, internal compliance assessments and threat-hunting operations. We monitor our infrastructure and applications to identify evolving cyber threats, scan for vulnerabilities and mitigate risks.

We also maintain a robust cybersecurity incident response plan, which provides a framework for handling cybersecurity incidents based on the severity of the incident and facilitates cross-functional coordination across the company. Our incident response plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess the severity of, escalate, contain, investigate and remediate, the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. In order to efficiently respond to company-wide crises, such as large-scale network infrastructure failures and personal information leaks, we regularly update our crisis response action manual and conduct annual mock drills.

We value collaboration with external evaluators, consultants, auditors and other third parties to strengthen and continually improve our cybersecurity risk management processes. In connection with our cybersecurity risk management processes, we engage external consultants from security companies to assist in the design and implementation of our cybersecurity risk assessment and management processes. In particular, they provide the expertise necessary to (i) identify and analyze new cybersecurity threats, (ii) identify and improve vulnerabilities through mock hacking and (iii) analyze and respond to new threats in real time through integrated security control.

Our cybersecurity risk management processes extend to the oversight and identification of threats associated with our use of third-party service providers. Our cybersecurity risk management program includes due diligence on service providers’ information security programs. We review our service providers’ cybersecurity practices before we enter into business transactions with them, and we seek to contractually obligate them to operate their environments in accordance with strict cybersecurity standards.

In the past, we have experienced cyber-attacks of varying degrees from time to time, including theft of personal information of our subscribers by third parties that have led to lawsuits and administrative actions against us alleging that the leak was related to our mismanagement of subscribers’ personal information. Although our business, financial condition and results of operations have not been materially affected by such incidents, we cannot provide any assurance that we will not be materially affected in the future by risks from cybersecurity threats. See “Item 3.D. Risk Factors — Cybersecurity breaches may expose us to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers” for more information on risks from cybersecurity threats that are reasonably likely to materially affect our business, financial condition and results of operations.

Governance

Management

The cybersecurity risk management processes described above are managed by the Chief Information Security Officer who reports to our Chief Executive Officer. Our current Chief Information Security Officer has been serving in such capacity since December 2023. He has a masters degree in information security and technology, and he previously served as an executive officer of KT

Corporation and other member companies of the KT Group from January 2017 to November 2023. Our Chief Information Security Officer is supported by the company at the highest levels and regularly engages with information security managers of each division.

Our Chief Information Security Officer heads the Information Security Department under the IT Division and serves as the chairperson of the Information Security Committee, which discusses the latest trends in cybersecurity, risks identified, security measures implemented, coordination of security protocols among various business divisions, and effectiveness of such security protocols. The Information Security Committee annually reviews and approves our cybersecurity risk management processes. In addition, starting in 2022, we have been strengthening our risk detection and response capabilities by consolidating the enterprise risk management of the KT Group through collaborative measures such as implementing a bi-weekly working council with regional headquarters, business divisions and member companies of the KT Group.

Board of Directors

Our Board of Directors is committed to mitigating data privacy and cybersecurity risks and recognizes the importance of these issues as part of our risk management framework. While the Board of Directors maintains ultimate responsibility for the oversight of our data privacy and cybersecurity program and risks, it has delegated certain responsibilities to the Audit Committee of the Board of Directors. This committee-level focus on data privacy and cybersecurity allows the board to further enhance its understanding of these issues. The Audit Committee assists the Board of Directors in its oversight of our data privacy and cybersecurity needs by staying apprised of our data privacy and information security programs, strategy, policies, standards, architecture, processes and material risks, and overseeing responses to security and data incidents.

Our Board of Directors and the Audit Committee’s principal role is one of oversight, recognizing that management is responsible for the design, implementation and maintenance of an effective program for protecting against and mitigating data privacy and cybersecurity risks. The Chief Information Security Officer, as the chairperson of the Information Security Committee, provides updates to the Compliance Subcommittee operated by the Audit Committee on a periodic basis and, as necessary, to the Board of Directors. These regular reports include detailed updates on our performance preparing for, preventing, detecting, responding to and recovering from cyber incidents. The Chief Information Security Officer also promptly informs and updates the Compliance Subcommittee operated by the Audit Committee about any information security incidents that may pose significant risk to the KT Group. Members of the Board of Directors stay apprised of the rapidly evolving cyber threat landscape and provide guidance to management as appropriate in order to address the effectiveness of our overall data privacy and cybersecurity program.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19.  Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 to Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

2.4	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.5*	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Regulation on Recovery of Erroneously Awarded Compensation to Executive Officers

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, has been formatted in Inline XBRL

*	Filed previously.

(P)	Paper filing.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of KT Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of KT Corporation and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows, for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
Basis for Opinions
The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting included in Item 15. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Mobile services revenue and handset revenue for mobile services (“Mobile revenue”)—Refer to Notes 2 and 25 to the consolidated financial statements
Critical Audit Matter Description
As described in Note 2.25 to the financial statements, the Company recognizes handset revenue for mobile services at the point in time when control of the handset is transferred to the customer. The Company recognizes telecommunication services revenue over the estimated periods of each service by transferring promised services to customers. Due to the large volume of low-dollar
transactions with customers, the Company needs complex and elaborate information technology systems to accurately record mobile revenue.
We identified the occurrence and accuracy of mobile revenue as a critical audit matter given the magnitude and complexity of mobile revenue recorded in the billing system of the Company, which required the involvement of professionals with expertise in information technology (IT) necessary for us to identify and test the Company’s billing system used in processing the mobile revenue transactions.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s mobile revenue transactions included the following, among others:

•	We obtained an understanding of the Company’s information system and business processes, relevant to mobile revenue.

•	With the assistance of our IT specialists, we identified the relevant systems used to process mobile revenue and tested the relevant general information technology controls.

•	We reconciled the mobile revenue in the billing system with the revenue in the ledger.

•	We developed an expectation of mobile services revenue amounts using historical service revenue and subscriber information and compared it to the recorded amount.

•
We tested the accuracy and completeness of the subscriber information used in our audit procedures by selecting a sample of the subscriber information and agreed the selected subscriber information to supporting documentation.

•
To verify the occurrence and accuracy of handset revenue for mobile services, we selected transactions from the sub-ledger,
reconciled the selection with contractual terms between the Company and customers of the Company, and compared the billed amounts to receipts.

/s/ Deloitte Anjin LLC
Seoul, Korea
April 29, 2024
We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm
To the shareholder and board of directors of KT Corporation
Opinion on the Financial Statements
We have audited the consolidated statement of financial position of KT Corporation, and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/Samil PricewaterhouseCoopers
Seoul, Korea
April 28, 2023
We served as the Company’s auditor from 2010 to 2023.

F-
5

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2022 and 2023

(In millions of Korean won)	Notes	December 31, 2022		December 31, 2023

Assets

Current assets
Cash and cash equivalents	4,5,3 7	￦	2,449,062	￦	2,879,554
Trade and other receivables, net	4,6,3 7		6,098,072		7,170,289
Other financial assets	4,7,3 7		1,322,452		1,440,200
Current income tax assets			1,543		3,299
Inventories, net	8		717,673		988,351
Other current assets	9		2,101,212		2,112,553

Total current assets			12,690,014		14,594,246

Non-current assets
Trade and other receivables, net	4,6,3 7		1,491,046		1,404,168
Other financial assets	4,7,3 7		2,501,484		2,724,761
Property and equipment, net	1 0		14,772,179		14,872,079
Right-of-use assets	2 0		1,280,334		1,304,963
Investment properties, net	1 1 ,3 7		1,933,358		2,198,135
Intangible assets, net	1 2		3,129,833		2,533,861
Investments in associates and joint ventures	1 3		1,480,722		1,556,889
Deferred income tax assets	2 9		579,090		614,500
Net defined benefit assets	1 7		311,142		160,748
Other non-current assets	9		820,608		827,297

Total non-current assets			28,299,796		28,197,401

Total assets		￦	40,989,810	￦	42,791,647

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position (Continued)
As of
 December 31, 2022 and 2023

(In millions of Korean won)	Notes	December 31, 2022		December 31, 2023

Liabilities

Current liabilities
Trade and other payables	4,14,37	￦	7,333,165	￦	8,054,922
Borrowings	4,15,37		1,827,042		3,058,564
Other financial liabilities	4,7,37		8,791		322,099
Current income tax liabilities			232,382		236,463
Provisions	1 6		109,133		115,209
Deferred revenue	25		55,737		51,537
Other current liabilities	9		1,133,018		1,408,843

Total current liabilities			10,699,268		13,247,637

Non-current liabilities
Trade and other payables	4, 1 4, 37		1,064,099		819,558
Borrowings	4, 15 , 37		8,179,643		7,159,601
Other financial liabilities	4,7 ,37		412,650		753,739
Defined benefit liabilities, net	1 7		51,654		63,616
Provisions	1 6		91,233		107,014
Deferred revenue	25		165,186		153,563
Deferred income tax liabilities	29		967,650		994,330
Other non-current liabilities	9		945,731		950,015

Total non-current liabilities			11,877,846		11,001,436

Total liabilities			22,577,114		24,249,073

Equity
Share capital	2 1		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	2 2		14,255,316		14,475,867
Accumulated other comprehensive income (loss)	2 3		(77,776)		52,407
Other components of equity	2 3		(572,152)		(802,418)

Equity attributable to owners of the Controlling Company			16,610,145		16,730,614

Non-controlling interest			1,802,551		1,811,961

Total equity			18,412,696		18,542,575

Total liabilities and equity		￦	40,989,810	￦	42,791,647

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Profit or Loss
Years ended December 31, 2021, 2022 and 2023

(In millions of Korean won)	Notes	2021		2022		2023

Operating revenue and other Income	2 5	￦	25,205,659	￦	26,234,206	￦	26,595,245
Revenue			24,898,005		25,638,855		26,287,201
Other income	2 6		307,654		595,351		308,044
Operating expenses	2 7		23,506,262		24,266,049		25,166,796

Operating profit			1,699,397		1,968,157		1,428,449
Finance income	2 8		726,283		690,428		486,277
Finance costs	2 8		(563,330)		(749,908)		(568,682)
Share of net profits of associates and joint ventures	1 3		116,061		(17,285)		(43,424)

Profit before income tax			1,978,411		1,891,392		1,302,620
Income tax expense	29		519,016		505,757		330,438

Profit for the year		￦	1,459,395	￦	1,385,635	￦	972,182

Profit for the year attributable to:
Owners of the Controlling Company		￦	1,356,878	￦	1,260,470	￦	993,325
Non-controlling interest		￦	102,517	￦	125,165	￦	(21,143)
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	3 0	￦	5,759	￦	5,200	￦	3,982
Diluted earnings per share	3 0	￦	5,747	￦	5,196	￦	3,977

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
Years ended December 31, 2021, 2022 and 2023

(In millions of Korean won)
	Notes	2021		2022		2023

Profit for the year		￦	1,459,395	￦	1,385,635	￦	972,182
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	17		55,822		181,429		(137,465)
Shares of remeasurement gain (loss) of associates and joint ventures			(1,596)		(332)		(105)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	4		144,890		(141,944)		121,271
Items that may be subsequently reclassified to profit or loss:
Gain(loss) on valuation of debt instruments at fair value through other comprehensive income	4		(15,110)		(16,630)		534
Valuation gain (loss) on cash flow hedge	4,7		141,855		64,091		15,329
Other comprehensive income (loss) from cash flow hedges reclassified to profit (loss)	4		(136,583)		(95,421)		(37,942)
Share of other comprehensive income (loss) from associates and joint ventures			(24,216)		(10,851)		21,595
Exchange differences on translation of foreign operations			505		17,464		24,230

Total other comprehensive income			165,567		(2,194)		7,447

Total comprehensive income for the year		￦	1,624,962	￦	1,383,441	￦	979,629

Total comprehensive income for the year attributable to:
Owners of the Controlling Company			1,510,373		1,234,651		996,999
Non-controlling interest			114,589		148,790		(17,370)
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity
Years ended December 31, 2021, 2022 and 2023

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		￦	1,564,499	￦	1,440,258	￦	12,155,420	￦	86,051	￦	(1,234,784)	￦	14,011,444	￦	1,539,989	￦	15,551,433

Comprehensive income
Profit for the year			—		—		1,356,878		—		—		1,356,878		102,517		1,459,395
Remeasurements of net defined benefit liabilities	17,29		—		—		47,348		—		—		47,348		8,474		55,822
Share of gain on remeasurements of associates and joint ventures			—		—		(1,559)		—		—		(1,559)		(37)		(1,596)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(19,718)		—		(19,718)		(4,498)		(24,216)
Valuation gain on cash flow hedge	4,29		—		—		—		5,222		—		5,222		50		5,272
Gain on valuation of financial instruments at fair value through other comprehensive income	4,29		—		—		76,288		47,247		—		123,535		6,245		129,780
Exchange differences on translation of foreign operations			—		—		—		(1,333)		—		(1,333)		1,838		505

Total comprehensive income for the year			—		—		1,478,955		31,418		—		1,510,373		114,589		1,624,962

Transactions with owners
Dividends paid by the Controlling Company	31		—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Acquisition and disposition of businesses			—		—		—		—		—		—		(17,566)		(17,566)
Changes in ownership interest in subsidiaries			—		—		—		—		15,797		15,797		(22,620)		(6,823)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Disposal of treasury stock			—		—		—		—		50,954		50,954		—		50,954
Recognition of the obligation to purchase its own equity			—		—		—		—		(101,829)		(101,829)		—		(101,829)
Others			—		—		—		—		6,389		6,389		(5)		6,384

Subtotal			—		—		(346,985)		—		(198,296)		(545,281)		(63,953)		(609,234)

Balance as at December 31, 2021		￦	1,564,499	￦	1,440,258	￦	13,287,390	￦	117,469	￦	(1,433,080)	￦	14,976,536	￦	1,590,625	￦	16,567,161

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2021, 2022 and 2023

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2022		￦	1,564,499	￦	1,440,258	￦	13,287,390	￦	117,469	￦	(1,433,080)	￦	14,976,536	￦	1,590,625	￦	16,567,161

Comprehensive income
Profit for the year			—		—		1,260,470		—		—		1,260,470		125,165		1,385,635
Remeasurements of net defined benefit liabilities	17,29		—		—		165,524		—		—		165,524		15,905		181,429
Share of gain on remeasurements of associates and joint ventures			—		—		(189)		—		—		(189)		(143)		(332)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(8,291)		—		(8,291)		(2,560)		(10,851)
Valuation loss on cash flow hedge	4, 29		—		—		—		(32,140)		—		(32,140)		810		(31,330)
Loss on valuation of financial instruments at fair value through other comprehensive income(loss)	4, 29		—		—		4,091		(160,785)		—		(156,694)		(1,880)		(158,574)
Exchange differences on translation of foreign operations			—		—		—		5,971		—		5,971		11,493		17,464

Total comprehensive income for the year			—		—		1,429,896		(195,245)		—		1,234,651		148,790		1,383,441

Transactions with owners
Dividends paid by the Controlling Company	31		—		—		(450,393)		—		—		(450,393)		—		(450,393)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Acquisition and disposition of businesses			—		—		—		—		—		—		3,152		3,152
Changes in ownership interest in subsidiaries			—		—		—		—		88,924		88,924		32,695		121,619
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Disposal of treasury stock			—		—		—		—		763,081		763,081		—		763,081
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—				—		51,476		51,476
Others			—		—		—		—		(2,654)		(2,654)		2,220		(434)

Subtotal			—		—		(461,970)		—		860,928		398,958		63,136		462,094

Balance as at December 31, 2022		￦	1,564,499	￦	1,440,258	￦	14,255,316	￦	(77,776)	￦	(572,152)	￦	16,610,145	￦	1,802,551	￦	18,412,696

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2021, 2022 and 2023

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2023		￦	1,564,499	￦	1,440,258	￦	14,255,316	￦	(77,776)	￦	(572,152)	￦	16,610,145	￦	1,802,551	￦	18,412,696

Comprehensive income
Profit for the year			—		—		993,325		—		—		993,325		(21,143)		972,182
Remeasurements of net defined benefit liabilities	17,29		—		—		(126,613)		—		—		(126,613)		(10,852)		(137,465)
Share of gain (loss) on remeasurements of associates and joint ventures			—		—		(118)		—		—		(118)		13		(105)
Share of other comprehensive income of associates and joint ventures			—		—		—		15,775		—		15,775		5,820		21,595
Valuation loss on cash flow hedge	4, 29		—		—		—		(22,252)		—		(22,252)		(361)		(22,613)
Gain(loss) on valuation of financial instruments at fair value through other comprehensive income	4, 29		—		—		222		126,028		—		126,250		(4,445)		121,805
Exchange differences on translation of foreign operations			—		—		—		10,632		—		10,632		13,598		24,230

Total comprehensive income for the year			—		—		866,816		130,183		—		996,999		(17,370)		979,629

Transactions with owners
Dividends paid by the Controlling Company	31		—		—		(501,844)		—		—		(501,844)		—		(501,844)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,964)		(24,964)
Acquisition and disposition of businesses			—		—		—		—		—		—		(79,134)		(79,134)
Changes in ownership interest in subsidiaries			—		—		—		—		216,841		216,841		128,526		345,367
Appropriations of loss on disposal of treasury stock			—		—		(44,421)		—		44,421		—		—		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)		—		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463		—		4,463
Retirement of treasury stock			—		—		(100,000)		—		100,000		—		—		—
Recognition of the obligation to purchase its own equity			—		—		—		—		(298,196)		(298,196)		—		(298,196)
Others			—		—		—		—		2,448		2,448		2,352		4,800

Subtotal			—		—		(646,265)		—		(230,266)		(876,531)		26,780		(849,751)

Balance as at December 31, 2023		￦	1,564,499	￦	1,440,258	￦	14,475,867	￦	52,407	￦	(802,418)	￦	16,730,614	￦	1,811,961	￦	18,542,575

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2021, 2022 and 2023

(In millions of Korean won)
	Notes	2021		2022		2023
Cash flows from operating activities
Cash generated from operations	3 2	￦	5,829,607	￦	3,835,879	￦	5,747,195
Interest paid			(257,809)		(263,520)		(361,741)
Interest received			272,061		307,091		360,614
Dividends received			74,441		68,827		60,987
Income tax paid			(356,466)		(351,212)		(303,766)

Net cash inflow from operating activities			5,561,834		3,597,065		5,503,289

Cash flows from investing activities
Collection of loans			54,934		44,287		53,885
Loans granted			(54,128)		(43,694)		(37,771)
Disposal of financial assets at fair value through profit or loss			609,849		1,298,621		90,487
Disposal of financial assets at amortized cost			690,457		1,046,115		1,543,663
Disposal of financial assets at fair value through other comprehensive income			244,994		97,932		306
Disposal of assets held-for-sale			—		4,600		—
Disposal of investments in associates and joint ventures			10,880		34,828		6,890
Acquisition of investments in associates and joint ventures			(487,828)		(280,988)		(106,389)
Disposal of property and equipment, and investment properties			174,413		178,063		100,348
Acquisition of property and equipment, and investment properties			(3,495,021)		(3,439,857)		(3,692,972)
Acquisition of financial assets at fair value through profit or loss			(753,907)		(1,317,175)		(220,989)
Acquisition of financial assets at amortized cost			(623,924)		(1,450,442)		(1,875,525)
Acquisition of financial assets at fair value through other comprehensive income			(131,674)		(449,504)		(10,267)
Disposal of intangible assets			11,624		20,088		7,078
Disposal of right-of-use assets			318		97		529
Settlement of derivative assets and liabilities			—		—		4,888
Acquisition of intangible assets			(752,181)		(545,190)		(478,685)
Acquisition of right-of-use assets			(4,261)		(2,090)		(1,065)
Acquisition of businesses			(671,359)		(41,088)		(51,561)
Disposal of businesses			39,340		6,754		46,642

Net cash outflow from investing activities			(5,137,474)		(4,838,643)		(4,620,508)

Cash flows from financing activities	3 3
Proceeds from borrowings and debentures			2,899,567		4,234,570		5,381,231
Repayments of borrowings and debentures			(1,999,173)		(2,843,249)		(5,275,113)
Settlement of derivative assets and liabilities, net			(1,496)		35,083		48,183
Cash inflow from issuance of shares to NCI			67,693		125,066		632,776
Cash outflow from issuance of shares to NCI			(11,001)		(28,848)		(7,988)
Cash inflow from other financing activities			2,556		2,193		2,082
Dividends paid to shareholders			(350,334)		(476,800)		(526,826)
Acquisition of treasury stock			(193,626)		—		(300,086)
Cash outflow from other financing activities			(60,901)		—		—
Repayment of leases liabilities			(394,567)		(378,684)		(407,051)

Net cash outflow from financing activities			(41,282)		669,331		(452,792)

Effect of exchange rate change on cash and cash equivalents			1,890		1,717		503

Net increase (decrease) in cash and cash equivalents			384,968		(570,530)		430,492
Cash and cash equivalents
Beginning of the year	5		2,634,624		3,019,592		2,449,062

End of the year	5	￦	3,019,592	￦	2,449,062	￦	2,879,554

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

1.	General Information
The consolidated financial statements have been prepared by KT Corporation, the “Controlling company” as defined under IFRS 10
Consolidated Financial Statements
, by consolidating 84 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company
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
On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.
On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.
In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2023, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries
(1) The consolidated subsidiaries as of December 31, 2022 and 2023, are as follows

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2022	December 31, 2023	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. 5	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2022	December 31, 2023	Closing month
VP Inc. 5	Payment security service for credit card, others	Korea	69.7%	72.2%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. 5	Internet banking ASP and security solutions	Korea	61.3%	63.9%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. 5	System integration and maintenance	Korea	95.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation 2	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. 5	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. 5	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife 5	Satellite TV	Korea	50.2%	50.6%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia Co., Ltd. 2,5	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KTCS Corporation 2,5	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation 2,5	Database and online information provider	Korea	33.3%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2022	December 31, 2023	Closing month
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	79.8%	79.8%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae 2	Book contents service	Korea	38.6%	30.2%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V. (formerly Alticast B.V.)	Software development and delivery	Netherlands	100.0%	100.0%	December

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

			Controlling percentage ownership 1 (%)
Subsidiary	Type of business	Location	December 31, 2022	December 31, 2023	Closing month
Altimidia Vietnam (formerly Alticast Company Limited)	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December

KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX Vietnam Company Limited	Software development	Vietnam	100.0%	100.0%	December
KT Cloud Co., Ltd.	Information and communications development	Korea	100.0%	92.7%	December
Pocheon Jeonggyori Development Co., Ltd.	Residential building development	Korea	80.9%	80.9%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Juice Inc. 3,5	Online information provider/Software development and delivery	Korea	41.2%	42.6%	December
open cloud lab Co., Ltd (formerly SPARK AND ASSOCIATES INC.)	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KD Living, Inc.	Residential building management	Korea	—	100.0%	December
KT HEALTHCARE VINA COMPANY LIMITED	Medical service	Vietnam	—	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 4	Real estate management	Korea	—	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	—	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	—	93.9%	December

1	Sum of the interests owned by the Controlling Company and subsidiaries.
2
Although the Controlling Company owns less than 50% interest in Nasmedia, Co., Ltd., KTCS Corporation and KTIS Corporation, Millie Seojae, and GENIE Music Corporation these entities are consolidated as the Controlling Company can exercise the majority of the voting rights in its decision-making process at all times considering voting patterns at previous shareholders’ meetings.

3
Although the Controlling Company owns less than
50
% interest in, Juice Inc., this entity is consolidated as the Controlling Company holds the majority of the voting right based on an agreement with other investors.

4
Although the Controlling Company owns less than 50% interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, these entities are consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the company.

5	The number of treasury stocks held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2) Changes in Scope of Consolidation
Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2023:

Changes	Location	Name of subsidiary	Reason
Included	Korea	KD Living, Inc.	Transferred 1
Included	Vietnam	KT HEALTHCARE VINA COMPANY LIMITED	Newly established
Included	Korea	K-Realty Qualified Private Real Estate Investment Trust No. 1	Transferred 2
Included	Vietnam	AQUA RETAIL VIETNAM COMPANY LIMITED	Newly established
Included	Korea	K-Realty Qualified Private Real Estate Investment Trust No. 4	Newly established
Excluded	United Arab Emirates	Epsilon M E A General Trading LLC	Liquidated
Excluded	Korea	Alpha DX Solution Co., Ltd.	Merged
Excluded	Korea	KT Strategic Investment Fund No.2	Liquidated
Excluded	Korea	LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.)	Excluded 3
Excluded	Korea	KT-Michigan Global Contents Fund	Liquidated
Excluded	Russia	KT Primorye IDC LLC	Liquidated

1	The entity has been reclassified from a joint venture to a consolidated entity.
2
Although the Controlling Company owns less than 50% interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, these entities are consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the company.

3	Due to the loss of control by the parent company, the entity has been reclassified from a subsidiary to an associate company.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(3)	Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2021, 2022 and 2023 is as follows

(In millions of Korean won)	December 31, 2021 3
	Total assets		Total liabilities		Operating revenues 3		Profit (loss) for the year 3
KT Linkus Co., Ltd	￦	54,219	￦	53,316	￦	81,434	￦	(3,095)
KT Submarine Co., Ltd.		110,390		10,736		31,374		(3,183)
KT Telecop Co., Ltd.		363,224		233,797		515,456		3,985
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		390,671		172,767		471,870		(8,692)
KT Service Bukbu Inc.		59,341		54,070		231,602		1,128
KT Service Nambu Inc.		62,513		52,695		271,174		1,430
BC Card Co., Ltd. 1		3,933,427		2,481,004		3,580,970		120,308
H&C Network Co., Ltd. 1		88,616		4,993		227,604		11,995
Nasmedia Co., Ltd. 1		490,394		268,618		125,876		27,120
KTDS Co., Ltd. 1		341,358		199,831		632,899		21,464
KT M&S Co., Ltd.		241,377		203,051		710,634		3,496
KT MOS Bukbu Co., Ltd.		32,511		25,402		70,212		1,637
KT MOS Nambu Co., Ltd.		36,741		26,053		71,940		2,016
KT Skylife Co., Ltd. 1		1,275,645		469,694		772,950		62,309
KT Estate Inc. 1		2,370,940		791,884		577,578		213,203
KTGDH Co., Ltd.		11,464		1,560		4,423		553
KT Sat Inc.		593,616		34,169		174,750		20,830
KT Sports Inc.		29,524		19,740		67,612		(2,039)
KT Music Contents Fund No.2		14,985		278		253		(30)
KT-Michigan Global Contents Fund		3,552		112		13,592		10,032

KT M Mobile Inc.		144,175		40,749		204,641		5,918
KT Investment Co., Ltd. 1		87,366		66,108		21,040		(697)
KTCS Corporation 1		416,750		234,172		968,499		19,034
KTIS Corporation		369,361		177,619		487,801		24,944
Next Connect PFV Inc.		518,441		167,963		—		(6,519)
KT Japan Co., Ltd. 1		1,474		2,633		1,298		(142)
KT America, Inc.		4,884		101		6,508		201
KT Rwanda Networks Ltd. 2		125,860		236,389		23,328		(28,770)
AOS Ltd. 2		11,539		2,812		6,942		823
KT Hong Kong Telecommunications Co., Ltd.		6,613		1,346		18,825		1,313
KT Hopemate 1		6,311		2,978		12,538		116
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		185,850		144,832		284,998		366
KT Studio Genie Co., Ltd. 1,		648,534		276,933		90,047		(16,443)
Lolab Co., Ltd.		26,726		897		2,107		(134)
East Telecom LLC 1		35,904		22,088		11,960		2,487
KT ES Pte. Ltd. 1		240,331		80,597		15,157		(6,355)
KT Philippines		3,641		1,243		—		—
Altimedia Corporation 1		32,338		9,742		6,968		1,037

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
3	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won)	December 31, 2022 3
	Total assets		Total liabilities		Operating revenues 3		Profit (loss) for the year 3
KT Linkus Co., Ltd.	￦	47,734	￦	47,498	￦	76,135	￦	(614)
KT Submarine Co., Ltd.		120,255		7,884		42,848		(12,126)
KT Telecop Co., Ltd.		370,004		230,965		517,406		4,267
KT Alpha Co., Ltd . 1 (KT Hitel Co., Ltd.)		406,236		172,211		516,737		13,115
KT Service Bukbu Co., Ltd.		74,673		65,820		252,304		3,227
KT Service Nambu Co., Ltd.		80,450		66,479		301,720		3,067
BC Card Co., Ltd. 1		5,666,075		4,109,200		3,897,090		148,341
H&C Network		82,737		6,640		27,392		992
Nasmedia Co., Ltd. 1		516,945		275,730		153,210		27,691
KTDS Co., Ltd. 1		401,932		228,474		723,161		30,941
KT M&S Co., Ltd.		255,310		204,336		730,802		8,105
KT MOS Bukbu Co., Ltd.		38,684		22,553		83,085		4,607
KT MOS Nambu Co., Ltd.		42,011		25,416		83,330		5,035
KT Skylife Co., Ltd. 1		1,359,166		503,679		1,038,468		20,941
KT Estate Inc. 1		2,480,333		833,842		478,188		58,780
KT GDH Co., Ltd.		12,059		1,596		4,323		451
KT Sat Co., Ltd.		677,980		89,644		185,313		28,073
KT Sports Co., Ltd.		28,220		15,461		65,350		(7,302)
KT Music Contents Fund No.2		15,718		277		1,040		735
KT-Michigan Global Content Fund		2,371		27		33		(1,095)
KT M Mobile Co., Ltd.		152,114		49,816		262,918		4,731
KT Investment Co., Ltd. 1		103,354		79,182		15,136		2,840
KTCS Corporation 1		419,726		228,618		1,031,010		17,634
KTIS Corporation		396,208		199,204		536,229		15,917
Next Connect PFV		624,734		277,967		3		(3,712)
KT Japan Co., Ltd. 1		1,888		3,141		3,263		226
KT America, Inc.		5,945		843		8,070		37
KT Rwanda Networks Ltd. 2		126,721		267,369		30,834		(27,467)
AOS Ltd. 2		10,972		905		8,049		1,274
KT Hong Kong Telecommunications Co., Ltd.		10,505		4,768		20,413		51
KT Huimangjieum 1		6,984		2,582		22,860		494
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		141,463		89,853		258,435		10,302
KT Studio Genie Co., Ltd. 1		987,270		268,911		723,580		189,498
Lolab Co., Ltd.		35,091		17,247		74,881		(7,985)
East Telecom LLC 1		42,691		21,645		27,030		6,419
KT ES Pte. Ltd. 1		240,721		88,640		78,815		(23,957)
KTP SERVICES INC.		3,832		2,044		776		(255)
Altimedia Corporation 1		44,861		15,777		47,203		6,035
KT RUS LLC 1		967		16		5		(871)
KT DX Vietnam Company Limited		1,815		6		—		26
kt cloud Co., Ltd. 1		1,348,684		245,872		432,118		14,712

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
3	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won)	December 31, 2023 3
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Linkus Co., Ltd.	￦	64,178	￦	63,452	￦	81,645	￦	821
KT Telecop Co., Ltd.		375,596		235,947		527,015		5,728
KT Alpha Co., Ltd.		443,639		191,254		437,308		19,352
KT Service Bukbu Co., Ltd.		63,760		55,360		242,119		1,212
KT Service Nambu Co., Ltd.		71,576		58,745		291,170		1,354
BC Card Co., Ltd. 1		6,352,878		4,722,432		4,027,450		76,545
H&C Network		81,107		4,863		27,205		1,814
Nasmedia Co., Ltd. 1		513,311		262,336		147,934		17,703
KTDS Co., Ltd. 1		393,667		202,067		727,477		33,971
KT M&S Co., Ltd.		258,477		209,075		695,856		3,783
KT MOS Bukbu Co., Ltd.		50,750		28,431		101,428		8,457
KT MOS Nambu Co., Ltd.		46,839		26,012		101,422		5,749
KT Skylife Co., Ltd. 1		1,220,842		479,369		1,034,342		(109,407)
KT Estate Inc. 1		2,746,546		1,121,970		511,018		871
KT GDH Co., Ltd.		7,760		1,501		4,346		648
KT Sat Co., Ltd.		699,607		88,524		182,274		30,502
KT Sports Co., Ltd.		26,615		11,299		66,309		(12,386)
KT Music Contents Fund No.2		5,558		1,772		534		(992)
KT M Mobile Co., Ltd.		176,838		69,317		301,049		5,605
KT Investment Co., Ltd. 1		83,638		57,420		24,976		2,180
KTCS Corporation 1		434,900		234,850		1,035,911		15,804
KTIS Corporation		447,609		243,519		593,162		13,922
Next Connect PFV		946,687		629,809		—		(29,889)
KT Japan Co., Ltd. 1		2,015		3,341		2,793		(110)
KT America, Inc.		6,013		701		8,928		133
KT Rwanda Networks Ltd. 2		134,847		313,787		26,788		(57,628)
AOS Ltd. 2		10,763		1,983		8,287		128
KT Hong Kong Telecommunications Co., Ltd.		11,142		5,121		19,373		143
KT Huimangjieum 1		8,073		2,715		17,687		1,012
KT Engineering Co., Ltd.		160,243		104,005		262,063		5,327
KT Studio Genie Co., Ltd. 1		989,187		259,413		542,955		13,507
Lolab Co., Ltd.		42,744		37,838		173,035		(12,938)
East Telecom LLC 1		48,483		22,632		30,350		7,723
KT ES Pte. Ltd. 1		117,009		90,392		87,865		(124,850)
KTP SERVICES INC.		2,967		919		671		235
Altimedia Corporation 1		48,381		12,374		45,035		7,352
KT RUS LLC		501		10		1		(378)
KT DX Vietnam Company Limited		1,694		102		82		(207)
KT Cloud Co., Ltd. 1		1,983,972		503,241		679,825		63,956
KT Healthcare Vina Co., Ltd.		12,730		439		—		(721)
K-Realty Qualified Private Real Estate Investment Trust No. 1		80,266		50,693		4,682		(1,037)
AQUA RETAIL VIETNAM COMPANY LIMITED		1,202		62		16		(248)

1	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
3	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2	Material Accounting Policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.
These
policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation
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
The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures
(a) New and amended standards and interpretations adopted by the Group
The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.
- IFRS 17 ‘Insurance Contract’ (Amendment)
IFRS 17, which replaces IFRS 4 “Insurance Contracts,” establishes principles for recognition, measurement, and disclosure of insurance contracts, and is mainly characterized by measuring the current cost of insurance liabilities, recognizing insurance returns based on accrual accounting assumption, and marking the distinction between insurance gains and losses on investment.
The Group does not have any contracts that meet the definition of an insurance contract under IFRS 17.
- IAS 1
Presentation of Financial Statements
and
IFRS Practice Statement 2 Making Materiality Judgements
– Disclosure of Accounting Policies (Amendment)
The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.
The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.
- IAS 1
Presentation of Financial Statements
– Disclosure of financial liabilities with condition to adjust exercise price (Amendment)
The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph of IAS 32 – Financial Instrument: Presentation.
- IAS 8
Accounting Polices, Changes in Accounting Estimates and Errors
– Definition of Accounting Estimates (Amendment)
The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted.
- IAS 12
Income Taxes
– Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)
The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.
Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 at the commencement date of a lease.
Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.
- IAS 12
Income Taxes
– International Tax Reform: Pillar 2 Best Regulations (Amendment)
The amendment clarifies that IAS 12
Income Taxes
’ is applied to corporations arising from tax laws enacted or practically enacted to implement the Pillar 2 best rules issued by the Organization for Economic Cooperation and Development (OECD).

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

However, by introducing a temporary exception to the deferred tax accounting requirements of IAS 12
Income Taxes
, the group does not recognize deferred tax assets and liabilities associated with Pillar 2 Income Taxes and do not disclose information about them. The group also discloses that the exception has been applied in accordance with this amendment, and that the current income tax expense (revenue) related to Pillar 2 corporate tax is disclosed separately.
There is no significant impact of the amendments listed above on the consolidated financial statements.
(b)
New standards and interpretations not yet adopted by the Group
The following new accounting standards and interpretations that have been published are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group.
- IAS 1
Presentation of Financial Statements
– Classification of Liabilities as Current or Non-current (Amendment to 2020)
The amendments clarify that the classification of liabilities as current and non-current is based on rights that are existing at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

- IAS 1
Presentation of Financial Statements
– Non-current liabilities with agreements (Amendment to 2023)
The amendments regulate that only certain conditions in the borrowing arrangement (referred to as the “Agreement”) that must be observed before the end of the reporting period affect the right of the entity to defer repayment of the liability for at least 12 months after the reporting period. Even if compliance with the agreement is assessed only after the reporting period, these arrangements affect the existence of the right as of the end of the reporting period.
It also regulates that arrangements that must be observed only after the reporting period do not affect the right to defer settlement. However, if the Group’s right to defer settlement of a liability depends on the agreement that complies with within 12 months of the reporting period, disclosing the information to help users of financial statements understand the risk that the liability could be repaid within 12 months of the reporting period. This information includes information about the agreements (including the nature of the agreements, when the Group is required to comply), the carrying amount of the relevant liabilities, and the facts and circumstances indicating that they may be difficult to satisfying with.
The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.
- IAS 7 ‘Cash Flow Statement’ and ‘Financial Instruments Disclosure’- Supplier Financial Agreement(Amendment)

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

The amendment adds the purpose of disclosure in IAS 7 ‘Cash Flow Statement’, users of financial statements should disclose information about supplier financial agreements so that they can assess the affect of them on the Group’s liabilities and cash flows. In addition, supplier financial agreements were added as an example of the requirement to amend IAS 7 to disclose information about exposure to liquidity risk concentration.
The term ‘supplier financial agreements’ is not defined; instead, the amendment presents the nature of the arrangement that should be informed.
For achieving the purpose of disclosure, the following information on supplier financial agreements must be disclosed in an integrated manner.

•	the terms and conditions of an agreement

•	The carrying amount of financial liabilities corresponding to the supplier’s financial agreement and the items displayed in the statement of financial position in relation to the financial liabilities

•
The carrying amount corresponding to the portion of the financial liabilities that the supplier has already received from the financial provider and the items displayed in the statement of financial position in relation to the financial liabilities

•
The scope of payment date for financial liabilities corresponding to supplier financial agreements and the scope of payment date for comparable purchase liabilities not corresponding to supplier financial agreements

•	Types of non-cash changes in the carrying amount of financial liabilities corresponding to supplier financial agreements and their impact

•	Liquidity risk information
The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.
- IFRS 16 ‘Lease’ – Lease liabilities arising from leaseback (Amendment)
The amendment adds a follow-up measurement requirement for leaseback that is accounted for as sales by applying IFRS 15 ‘revenue from contracts with customers’. The amendment requires the seller to calculate a ‘lease fee’ or an ‘modified lease fee’ in such a way that the seller-less user does not recognize any difference or gain for the right to use that the seller-less user continues to hold after the lease commencement date.
The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.
- IAS 1 Presentation of Financial Statements (revised in 2023) – Disclosure of Virtual Assets
The amendments, in addition to the disclosure requirements required by other Standards for transactions related to virtual assets, define the requirements for disclosure in each case: 1) holding virtual assets; 2) holding virtual assets on behalf of customers; and 3) issuing virtual assets.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

If a virtual asset is held, information on the general information of the virtual asset, the applied accounting policy, the acquisition path, acquisition cost, and fair value of each virtual asset should be disclosed. In addition, when a virtual asset is issued, the performance status related to the issued virtual asset, the moment and the exposure of revenue recognition of the sold virtual asset, the quantity of virtual assets held after issuance, and important contract details should be disclosed.
The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.
- IFRS 18 Presentation and Disclosure in financial statements (Amendment)
The purpose of the amendment is to set out requirements for the presentation and disclosure of information in general purpose financial statements (financial statements) to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. IFRS 18 applies to all financial statements that are prepared and presented in accordance with International Financial Reporting Standards and replaces IAS 1 Presentation of Financial Statements. The key changes included in the amendments include (1) an introduction of a defined structure for the statement of profit or loss including categories for classifying incomes and expenses, subtotals for operating profit and profit before financing and income taxes, (2) an introduction of specific disclosure requirements related to the statement of profit or loss which include but are not limited to management-defined performance measures, (3) enhanced guidance on the principles of aggregation and disaggregation which focus on grouping items based on their shared characteristics and (4) some other limited changes to presentation and disclosures in the financial statements.
The above amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2027, with early application permitted.
The Group is reviewing the impact of the above-listed amendments on the consolidated financial statements.

2.3	Consolidation
The Group has prepared the consolidated financial statements in accordance with IFRS 10
Consolidated Financial Statements
.
(a) Subsidiaries
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

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
(b) Changes in ownership interests in subsidiaries without loss of control
Any differences between the amount of the adjustment to non-controlling interest that do not result in loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Company.
(c) Disposal of subsidiaries
When the Group ceases to have control over a subsidiary, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.
(d) Associates
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
(e) Joint arrangements
A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities,

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

revenues, and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues, and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting
Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation
(a) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.
(b) Transactions and balances
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
Foreign exchange gains and losses that relate to financial instruments are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income’ or ‘other expense’.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets, such as equities classified as available-for-sale financial assets, are recognized in other comprehensive income
.

2.6	Financial Assets
(a) Classification
The Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

•	those to be measured at fair value through other comprehensive income

•	those to be measured at amortized cost
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.
For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when, its business model for managing those assets changes.
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

•
Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income’ or ‘finance costs’ and impairment loss in ‘finance costs’ or ‘operating expenses’.

•
Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income’ or ‘finance costs’ in the period in which it arises.

B. Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income’ or ‘finance costs’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

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
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting treatment for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

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
December 31, 2021, 2022 and 2023

2.8	Trade Receivables
Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting treatment for trade receivables and Note 2.6 (c) for a description of the Group’s accounting policy on impairment.

2.9	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit (specific identification method).

2.10	Property and Equipment
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
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Vehicles	4 – 10 years
Tools	2 – 6 years
Office equipment	2 – 8 years
The depreciation method, residual values, and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property
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

2.12	Intangible Assets
(a) Goodwill
Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and businesses is included in intangible assets. Goodwill is tested annually for

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and businesses sold.
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.
(b) Intangible assets excluding goodwill
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility-use rights, and transportation rights that have indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized
.
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	3 – 10 years
Software	3 – 10 years
Frequency usage rights	5 – 10 years
Others 1	1 – 50 years

1
Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility usage rights and transportation license included in others are classified as intangible assets with indefinite useful life.

2.1 3	Borrowing Costs
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

2.1 4	Government Grants
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

2.1 5	Impairment of Non-Financial Assets
Goodwill and intangible assets with indefinite useful life are tested annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

amount is estimated in order to determine the impairment loss. The Group estimates the recoverable amount for each asset, and, in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.1 6	Trade and Other Payables
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

2.1 7	Financial Liabilities
(a) Classification and measurement
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
The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.
Borrowings are initially recognized as the amount obtained by subtracting the transaction cost incurred from the fair value and is then measured as amortized cost. The difference between the consideration received (net of transaction cost) and the redemption amount is recognized as profit or loss over the period using the effective interest rate method. Fees paid to receive the borrowing limit are recognized as transaction costs for loans to the extent that they are likely to be borrowed as part or all of the borrowing limit. In this case, the fee will be deferred until the draw-down occurs. There is a high possibility that borrowings will be executed as part or all of the borrowing limit agreement (relevant fees to the extent that there is no evidence) are recognized as assets as advance payments for liquidity services and amortized over the relevant borrowing limit period.
Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
(b) Derecognition
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

2.18	Financial Guarantee Contracts
Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of the following amount, and the related liability is recognized as ‘other financial liabilities’ in the consolidated statement of financial position:

•	the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with IFRS 15 Revenue from Contracts with Customers

2. 1 9	Compound Financial Instruments
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2.20	Employee Benefits
(a) Post-employment benefits
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
(b) Termination benefits
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
(c) Long-term employee benefits
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

2.2 1	Share-Based Payments
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

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

2.2 3	Leases
(a) Lessee
The Group leases various repeater server racks, offices, communication line facilities, machinery, cars, and others.
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

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
Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs
The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as vehicles, machinery, and others. Low-value assets are comprised of tools, office equipment, and others.
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
December 31, 2021, 2022 and 2023

Group and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.24	Share Capital
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
(c) Incremental contract acquisition costs
The Group pays commission fees when new customers subscribe to telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Group recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when it is incurred if the amortization period of the asset is one year or less.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

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
The current income tax expense is measured at the amount expected to be paid to taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
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

2.2 7	Dividend
Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2.28	Approval on Issuance of the Consolidated Financial Statements
The consolidated financial statements of 2023 were approved for issuance by the Board of Directors on April 11, 2024 and are subject to change with the approval of shareholders at their Annual General Meeting.

3	Critical Accounting Estimates and Assumptions
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
The Group determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Note 12, 13).

3.2	Income Taxes
The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 29).
If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the
Tax System for Recirculation of Corporate Income,
the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments as well as wage increase, there is uncertainty in measuring the final tax effects(Note 29).

3.3	Fair Value of Financial Instruments
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

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
For leases of property, machinery, and communication line facilities, the following factors are normally the most relevant:

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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

4.	Financial Instruments by Category
(1) Financial instruments by category as
o
f December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,449,062	￦	—	￦	—	￦	—	￦	2,449,062
Trade and other receivables		7,459,994		—		129,124		—		7,589,118
Other financial assets		1,060,058		1,064,856		1,508,192		190,830		3,823,936

(in millions of Korean won)	December 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables 1	￦	8,397,264	￦	—	￦	—	￦	—	￦	8,397,264
Borrowings		10,006,685		—		—		—		10,006,685
Other financial liabilities		246,606		141,280		33,555		—		421,441
Lease liabilities		—		—		—		1,172,038		1,172,038

1	Amounts related to employee benefit plans are included in Trade and other payables.

(in millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,879,554	￦	—	￦	—	￦	—	￦	2,879,554
Trade and other receivables		8,458,259		—		116,198		—		8,574,457
Other financial assets		1,385,921		939,661		1,680,168		159,211		4,164,961

(in millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	￦	8,317,822	￦	—	￦	—	￦	—	￦	8,317,822
Borrowings		10,218,165		—		—		—		10,218,165
Other financial liabilities		915,185		136,106		24,547		—		1,075,838
Lease liabilities		—		—		—		1,179,909		1,179,909
(2) Gains or l
o
sses arising from financial instruments by category for the years ended December 31, 2021, 2022 and 2023, are as follows:

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won)	2021		2022		2023
Financial assets at amortized cost
Interest income 1	￦	74,937	￦	144,505	￦	360,134
Gain on foreign currency transactions 4		12,826		23,824		22,782
Gain (loss) on foreign currency translation		2,911		(2,151)		5,741
Gain (loss) on disposal		35		(81)		(3,409)
Loss on valuation		(110,286)		(132,102)		(172,966)
Financial assets at fair value through profit or loss
Interest income 1		3,673		6,008		13,480
Dividend income 5		21,499		4,600		6,918
Gain (loss) on valuation 6		64,659		(29,282)		(31,965)
Gain on disposal		29,974		2,347		14,237
Gain on foreign currency transactions 4		—		1,100		—
Gain on foreign currency translation		17,794		13,711		3,396
Financial assets at fair value through other comprehensive income
Interest income 1		222,290		190,281		18,966
Dividend income 5		1,365		9,522		52,813
Loss on valuation		—		(61)		—
Loss on disposal		(22,712)		(62,183)		(11,193)
Other comprehensive income (loss) for the year 2		129,780		(158,574)		121,805
Derivatives used for hedging
Gain on transactions		—		27,628		10,192
Gain on valuation 7		203,961		150,699		34,092
Other comprehensive income for the year 2		144,967		88,048		7,772

(in millions of Korean won)	2021		2022		2023
Reclassified to profit or loss from other comprehensive gain (loss) for the year 2,3		(143,305)		(110,616)		(29,178)
Financial liabilities at amortized cost
Interest expense 1		(232,197)		(275,302)		(358,486)
Gain on valuation 8		—		—		3,411
Loss on foreign currency transactions 4		(3,580)		(34,574)		(24,054)
Loss on foreign currency translation		(201,623)		(168,577)		(93,004)
Financial liabilities at fair value through profit or loss
Gain (loss) on valuation		42,447		30,031		(7,394)
Gain on disposal Interest expense 1		2,136 —		— (4,046)		4,788 (44)
Gain (loss) on foreign currency transactions 4		(2)		24		(5)
Derivatives used for hedging
Loss on transactions		(6,208)		(1,291)		—
Gain (loss) on valuation		(7,206)		(17,237)		11,503
Other comprehensive income (loss) for the year 2		(3,112)		(23,957)		7,557
Reclassified to profit or loss from other comprehensive income for the year 2,3		6,722		15,195		(8,764)
Lease liabilities
Interest expense 1		(36,650)		(41,469)		(52,035)

Total	￦	215,095	￦	(353,980)	￦	(92,910)

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

1
BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is
￦
112,973 million (2021:
￦
27,440 million, 2022:
￦
68,869 million) and related interest expense recognized as operating expense is
￦
55,677 million (2021:
￦
5,458 million, 2022:
￦
27,060 million) for the year ended December 31, 2023.

2	The amounts directly reflected in equity after adjustments of deferred income tax.
3
During the years ended December 31, 2022 and 2023, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4
BC Card Co., Ltd., a subsidiary of the Group, recognized foreign currency transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency transaction gain and loss recognized as operating revenue and expense amount to foreign exchange gain
￦
5,597 million (2021 foreign exchange gain and loss:
￦
2,373, 2022 foreign exchange gain and loss:
￦
3,569 million), respectively, for the year ended December 31, 2023.

5
BC Card Co., Ltd., a subsidiary of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is
￦
1,759 million (2021:
￦
1,340 million, 2022:
￦
2,299 million) for the year ended December 31, 2023.

6
KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized gain and loss on valuation of financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to valuation loss
￦
11,112 million (2021 valuation loss:
￦
15,459 million, 2022 valuation loss:
￦
7,860 million), for the year ended December 31, 2023.

7
BC Card Co., Ltd., a subsidiary of the Group, recognized gain and loss on valuation of derivatives as operating income and expenses. Related valuation gain recognized as operating revenue and expense is
￦
48 million (2022 valuation loss:
￦
418 million), for the year ended December 31, 2023.

8	KT Cloud Co., Ltd., a subsidiary of the Group, recognized gain on valuation as convertible preferred stock of ￦ 311,312 million for the year ended December 31, 2023.

5	Cash and Cash Equivalents
Restricted cash and cash equivalents as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022	December 31, 2023	Description
Bank deposits	￦ 29,874	￦ 49,555	Deposit restricted for government project and others

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

6	Trade and Other Receivables
(1) Trade and other receivables as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,439,542	￦	(342,539)	￦	(6,926)	￦	3,090,077
Other receivables		3,092,261		(82,243)		(2,023)		3,007,995

Total	￦	6,531,803	￦	(424,782)	￦	(8,949)	￦	6,098,072

Non-current assets
Trade receivables	￦	408,098	￦	(1,199)	￦	(11,540)	￦	395,359
Other receivables		1,249,096		(136,300)		(17,109)		1,095,687

Total	￦	1,657,194	￦	(137,499)	￦	(28,649)	￦	1,491,046

	December 31, 2023
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	￦	3,596,899	￦	(330,002)	￦	(9,165)	￦	3,257,732
Other receivables		3,990,900		(76,089)		(2,254)		3,912,557

Total	￦	7,587,799	￦	(406,091)	￦	(11,419)	￦	7,170,289

Non-current assets
Trade receivables	￦	318,429	￦	(1,288)	￦	(19,476)	￦	297,665
Other receivables		1,227,929		(107,547)		(13,879)		1,106,503

Total	￦	1,546,358	￦	(108,835)	￦	(33,355)	￦	1,404,168

(2) The fair values of trade and other receivables with original maturities less than one year are equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined by discounting the expected future cash flow at the weighted average interest rate.

F-4
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(3) Details of changes in provision for impairment for the years ended December 31, 2022 and 2023, are as follows:

	2022				2023
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	349,725	￦	201,387	￦	343,738	￦	218,543
Provision		64,522		65,941		69,972		114,501
Reversal		—		(850)		—		(14,941)
Write-off/transfer		(69,430)		(49,904)		(69,246)		(129,108)
Acquisition and disposition of businesses		(43)		—		(310)		(17)
Others		(1,036)		1,969		(12,864)		(5,342)

Ending balance	￦	343,738	￦	218,543	￦	331,290	￦	183,636

Provisions for impairment on trade and other receivables are recognized as operating expenses and finance costs.
(4) Details of other receivables as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Loans	￦	98,953	￦	51,854
Receivables 1		2,668,545		3,539,742
Accrued income		32,218		43,920
Refundable deposits		339,450		299,935
Loans receivable		1,013,428		1,067,005
Finance lease receivables		105,690		141,883
Others		63,941		58,357
Less: Provision for impairment		(218,543)		(183,636)

	￦	4,103,682	￦	5,019,060

1	As of December 31, 2023, credit sales asset of ￦ 2,696,505 million (December 31, 2022: ￦ 1,960,579 million) held by BC Card Co., Ltd. are included.
(5) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2023.
(6) For trade receivables that meet certain criteria, the Group sells those on a periodic basis to an Special Purpose Company(SPC) and records them at financial assets as fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

F-4
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

7	Other Financial Assets and Liabilities
(1) Details of other financial assets and liabilities as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Other financial assets
Financial assets at amortized cost 1	￦	1,060,058	￦	1,385,921
Financial assets at fair value through profit or loss 1,2		1,064,856		939,661
Financial assets at fair value through other comprehensive income		1,508,192		1,680,168
Derivatives used for hedging		190,830		159,211
Less: Non-current		(2,501,484)		(2,724,761)

Current	￦	1,322,452	￦	1,440,200

Other financial liabilities
Financial liabilities at amortized cost 3	￦	246,606	￦	915,185
Financial liabilities at fair value through profit or loss		141,280		136,106
Derivatives used for hedging		33,555		24,547
Less: Non-current		(412,650)		(753,739)

Current	￦	8,791	￦	322,099

1
As of December 31, 2023, the Group’s other financial assets amounting to
￦
98,309 million (December 31, 2022:
￦
102,215 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

2	As of December 31, 2023, the Group provided investments in Korea Software Financial Cooperative amounting to ￦ 9,016 million as a collateral for the payment guarantee provided by the Cooperative.
3	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and MILLIE Co., Ltd and KT Cloud Co., Ltd. (Note 19).
(2) Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Equity Instruments (Listed)	￦	26,647	￦	13,911
Equity Instruments (Unlisted)		72,517		42,185
Debt securities		942,274		880,549
Derivatives held for trading 1		23,418		3,016

Total		1,064,856		939,661
Less: non-current		(609,887)		(782,143)

Current	￦	454,969	￦	157,518

1	According to a derivative arrangement with LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.), derivative assets amounting to ￦ 1,015 million is included as of December 31, 2023. (Note 19).

F-4
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2) The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as of December 31, 2023.
(3) Financial Assets at fair value through other comprehensive income
1) Details of financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Equity Instruments (Listed)	￦	1,006,476	￦	1,231,188
Equity Instruments (Unlisted)		496,284		443,067
Debt securities		5,432		5,913

Total		1,508,192		1,680,168
Less: non-current		(1,508,192)		(1,680,168)

Current	￦	—	￦	—

2) Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is not classified to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.
(4) Derivatives used for hedging
1) Details of valu
a
tion of derivatives used for hedging as of December 31, 2022 and 2023, are as follows:

	December 31, 2022				December 31, 2023
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap	￦	4,236	￦	—	￦	1,530	￦	191
Currency swap 1		186,594		33,555		157,681		24,356

Total		190,830		33,555		159,211		24,547
Less: non-current		(147,141)		(33,555)		(107,802)		(23,696)

Current	￦	43,689	￦	—	￦	51,409	￦	851

1
The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

F-4
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2) The valuation gains and losses on the derivatives contracts for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021						2022						2023
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income 1		Valuation gain		Valuation loss		Other comprehensive income 1		Valuation gain		Valuation Loss		Other comprehensive income 1
Interest rate swap	￦	—	￦	—	￦	1	￦	63	￦	490	￦	4,666	￦	48	￦	—	￦	(2,945)
Currency swap		203,961		7,206		191,569		154,611		20,723		79,781		45,709		162		(27,273)
Currency forwards		—		—		—		—		—		754		—		—		—

Total	￦	203,961	￦	7,206	￦	191,570	￦	154,674	￦	21,213	￦	85,201	￦	45,757	￦	162	￦	(30,218)

1	The amounts directly reflected in equity are before adjustments of deferred income tax and allocation to the non-controlling interest.
3) The ineffective portion recognized in profit or loss on the cash flow hedges are valuation loss of
￦
41 million for the year ended December 31, 2023 (2021: valuation gain of
￦
11,825 million, 2022: valuation gain of
￦
2,707 million).
4) The unsettled amount of derivative instruments for the years ended December 31, 2022 and 2023, are as follows:
(i) Hedging instruments

(in millions of Korean won and thousands of foreign currencies)	2022
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,111,509	￦	2,527,626	￦	160,243	￦	32,936	￦	170,856
JPY	400,000		4,357		—		409		(308)
SGD	284,000		245,208		26,351		—		20,511
EUR	7,700		10,283		—		210		129
KRW	—		170,000		4,236		—		4,717

Total		￦	2,957,474	￦	190,830	￦	33,555	￦	195,905

(in millions of Korean won and thousands of foreign currencies)	2023
				Book value of hedging instruments				Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets		Liabilities
USD	2,011,509	￦	2,417,473	￦	157,681	￦	23,465	￦	44,413
JPY	400,000		4,357		—		660		(162)
EUR	7,700		10,283		—		231		381
KRW	—		240,000		1,530		191		707

Total	—	￦	2,672,113	￦	159,211	￦	24,547	￦	45,339

F-
5
0

KT Corporation and Subsidiaries
Notes to the Cons
o
lid
a
ted Financial Statements
December 31, 2021, 2022 and 2023

(ii) Hedged item

(in millions of Korean won)
	2022						2023
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves 1		Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges		Cash flow hedge reserves 1
USD	￦	2,675,885	￦	(170,010)	￦	(13,947)	￦	2,593,707	￦	(44,365)	￦	(30,415)
JPY		3,813		308		116		3,651		162		49
SGD		267,843		(18,720)		3,406		—		—		—
EUR		10,404		(121)		582		10,985		(581)		158
KRW		101,035		(4,655)		4,385		239,944		(596)		1,315

Total	￦	3,058,980	￦	(193,198)	￦	(5,458)	￦	2,848,287	￦	(45,380)	￦	(28,893)

1	The amount is after the deferred tax directly added or subtracted to the capital is reflected.
(5) Financial Liabilities at fair value through profit or loss
1) Details of financial liabilities at fair value through profit or loss as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Derivatives held for trading 1,2	￦	141,280	￦	136,106

1
In relation to the additional acquisition of shares of the equity method investee K Bank Inc in 2021, the Group has entered into a shareholder agreement with the shareholders of K Bank Inc. According to the shareholder agreement, if K Bank Inc fails to be listed on the terms agreed in the shareholder agreement, the shareholders of K Bank Inc may exercise their Drag-Along right to the Group and require the Group to sell all the shares owned by such shareholders in K Bank to third parties based on the guaranteed return agreed in the shareholder agreement. The shareholder agreement also includes a call option where, if the shareholders exercise their Drag-Along rights, the Group has an option to purchase the shares held by those shareholders. As of December 31, 2023, the derivative financial liability in accordance with IFRS 9 associated with the rights prescribed in the shareholders agreement was
￦
133,293 million(
￦
134,881 million as of December 31 2022).

2	The amount includes derivatives separated from convertible bonds issued by the Group (Note 15).
2) The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021				2022				2023
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivatives liabilities held for trading	￦	51,187	￦	8,741	￦	24,683	￦	1,800	￦	3,316	￦	10,710

F-5
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

8.	Inventories
Inventories as at December 31, 2022 and 2023, are as follows:

	December 31, 2022						December 31, 2023
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation Allowance		Book amount
Merchandise	￦	768,748	￦	(96,010)	￦	672,738	￦	981,127	￦	(102,215)	￦	878,912
Others		44,935		—		44,935		109,439		—		109,439

Total	￦	813,683	￦	(96,010)	￦	717,673	￦	1,090,566	￦	(102,215)	￦	988,351

Cost of inventories recognized as expenses for the year ended December 31, 2023 amounts to
￦
3,386,069 million (2021:
￦
3,787,203 million, 2022:
￦
3,485,288 million) and valuation loss on inventory amounts to
￦
6,205
million for the year ended December 31, 2023 (2021: reversal valuation loss on inventory amounts to
￦
12,920
million, 2022: reversal valuation loss on inventory amounts to
￦
24,294 million).

9.	Other Assets and Liabilities
Other assets and liabilities as at December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Other assets
Advance payments	￦	181,150	￦	217,997
Prepaid expenses		107,775		146,628
Contract cost		1,817,678		1,727,468
Contract assets		802,253		832,520
Others		12,964		15,237
Less: Non-current		(820,608)		(827,297)

Current	￦	2,101,212	￦	2,112,553

Other liabilities
Advances received 1	￦	387,986	￦	682,880
Withholdings		155,017		159,080
Unearned revenue 1		46,493		27,392
Lease liabilities		1,172,038		1,179,909
Contract liabilities		284,107		278,749
Others		33,108		30,848
Less: Non-current		(945,731)		(950,015)

Current	￦	1,133,018	￦	1,408,843

1	The amounts include adjustments arising from adoption of IFRS 15 Revenue from Contracts with Customers (Note 25).

F-5
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

10	Property and Equipment
(1) Changes in property and equipment for the years ended December 31, 2022 and 2023, are as follows:

	2022
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,315,929	￦	4,707,250	￦	40,270,005	￦	1,607,853	￦	1,094,479	￦	48,995,516
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,189,828)		(30,953,434)		(1,386,615)		(621)		(34,530,630)

Beginning, net		1,315,797		2,517,422		9,316,571		221,238		1,093,858		14,464,886
Acquisition and capital expenditure		11,392		32,030		129,754		67,921		3,105,283		3,346,380
Disposal and termination		(2,556)		(4,338)		(76,608)		(4,695)		(3,926)		(92,123)
Depreciation		—		(147,620)		(2,413,191)		(79,376)		—		(2,640,187)
Impairment		—		—		(6,084)		(7,825)		(2,247)		(16,156)
Transfer in (out) 1		24,647		230,955		2,660,753		31,036		(3,010,193)		(62,802)
Transfer from (to) investment properties		(63,278)		(140,229)		—		—		(2,676)		(206,183)
Acquisition and disposition of businesses		—		—		(4,386)		(481)		(3,720)		(8,587)
Others		(13,194)		66,341		7,020		(4,382)		(68,834)		(13,049)

Ending, net	￦	1,272,808	￦	2,554,561	￦	9,613,829	￦	223,436	￦	1,107,545	￦	14,772,179

Acquisition cost	￦	1,272,940	￦	4,830,853	￦	42,091,573	￦	1,276,779	￦	1,108,043	￦	50,580,188
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,276,292)		(32,477,744)		(1,053,343)		(498)		(35,808,009)

1	The amounts include the transferred amount to Intangible Assets account.

	2023
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,272,940	￦	4,830,853	￦	42,091,573	￦	1,276,779	￦	1,108,043	￦	50,580,188
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,276,292)		(32,477,744)		(1,053,343)		(498)		(35,808,009)

Beginning, net		1,272,808		2,554,561		9,613,829		223,436		1,107,545		14,772,179
Acquisition and capital expenditure		844		5,072		75,412		78,400		3,029,380		3,189,108
Disposal and termination		(3,651)		(5,012)		(70,418)		(1,711)		(327)		(81,119)
Depreciation		—		(148,981)		(2,495,402)		(75,900)		—		(2,720,283)
Impairment		—		—		(6,577)		(1)		(1,294)		(7,872)
Transfer in (out) 1		58,790		151,157		2,706,444		16,407		(3,092,670)		(159,872)
Transfer from (to) investment properties		(37,725)		(88,336)		—		—		(189)		(126,250)
Acquisition and disposition of businesses		18,761		49,532		(14,981)		(44,543)		(3,205)		5,564
Others		14,549		137		(1,628)		(7,742)		(4,692)		624

Ending, net	￦	1,324,376	￦	2,518,130	￦	9,806,679	￦	188,346	￦	1,034,548	￦	14,872,079

Acquisition cost	￦	1,324,508	￦	4,903,073	￦	43,611,280	￦	1,182,144	￦	1,035,198	￦	52,056,203
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(2,384,943)		(33,804,601)		(993,798)		(650)		(37,184,124)

1	The amounts include the transferred amount to Intangible Assets account.

F-5
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2) Details of property and equipment and investment properties provided as collateral as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	13,899	￦	19,100	Borrowings	￦	6,000	Industrial Bank of Korea, etc.
Land and Buildings	￦	460,166	￦	61,733	Deposits	￦	52,662	Lessee

(in millions of Korean won)	December 31, 2023
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	￦	81,057	￦	64,680	Borrowings	￦	54,900	Industrial Bank of Korea, etc.
Land and Buildings	￦	555,921	￦	64,877	Deposits	￦	55,965	Lessee
(3) The borrowing costs capitalized for qualifying assets amount to
￦
17,671 million (2021:
￦
5,360 million, 2022:
￦
9,954 million),
for the year ended December 31, 2023. The range of interest rate applied to calculate the capitalized borrowing costs, for the year ended December

31, 2023, is 1.86%~7.28% (2021: 1.85% ~ 2.45%, 2022: 1.85%~7.42%).

11.	Investment Properties
(1) Changes in investment properties for the years ended December 31, 2022 and 2023, are as follows:

	2022
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	815,331	￦	1,424,066	￦	66,801	￦	2,306,198
Less: Accumulated depreciation		(1,568)		(583,976)		—		(585,544)

Beginning, net		813,763		840,090		66,801		1,720,654
Acquisition		14,569		17,351		55,478		87,398
Disposal and termination		(14,725)		(5,858)		(17)		(20,600)
Depreciation		—		(47,004)		—		(47,004)
Transfer from(to) property and equipment		63,278		140,229		2,676		206,183
Transfer and others		2,907		(28,350)		12,170		(13,273)

Ending, net	￦	879,792	￦	916,458	￦	137,108	￦	1,933,358

Acquisition cost	￦	881,360	￦	1,577,736	￦	137,108	￦	2,596,204
Less: Accumulated depreciation		(1,568)		(661,278)		—		(662,846)

F-5
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

	2023

(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	￦	881,360	￦	1,577,736	￦	137,108	￦	2,596,204
Less: Accumulated depreciation		(1,568)		(661,278)		—		(662,846)

Beginning, net		879,792		916,458		137,108		1,933,358
Acquisition		—		57,529		153,279		210,808
Disposal and termination		(8,167)		(9,323)		—		(17,490)
Depreciation		—		(52,869)		—		(52,869)
Transfer from(to) property and equipment		37,725		88,336		189		126,250
Transfer and others		1		27,544		(29,467)		(1,922)

Ending, net	￦	909,351	￦	1,027,675	￦	261,109	￦	2,198,135

Acquisition cost	￦	910,919	￦	1,750,677	￦	261,109	￦	2,922,705
Less: Accumulated depreciation		(1,568)		(723,002)		—		(724,570)
(2) The fair value of investment properties is
￦
5,276,169 million as of December 31, 2023 (December 31, 2022:
￦
5,370,047 million). The fair value of investment properties is estimated based on the expected cash flow.
(3) Rental income from investment properties is
￦
224,016 million in 2023 (2021:
￦
185,877 million, 2022:
￦
206,127 million)
. Th
e
 direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.
(4) As of December 31, 2023, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is
￦
101,738 million for one year or less,
￦
130,707 million more than one year and less than five years,
￦
18,817 million over five years, and
￦
251,262 million in total.

F-5
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

12.	Intangible Assets
(1) Changes in intangible assets for the years ended December 31, 2022 and 2023, are as follows:

	2022
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	1,002,530	￦	1,812,377	￦	1,083,426	￦	2,617,647	￦	1,426,576	￦	7,942,556
Less: Accumulated amortization (including accumulated impairment loss and others)		(305,658)		(1,584,004)		(944,001)		(778,516)		(883,044)		(4,495,223)

Beginning, net	￦	696,872	￦	228,373	￦	139,425	￦	1,839,131	￦	543,532	￦	3,447,333
Acquisition and capital expenditure		19,455		45,997		55,651		—		225,886		346,989
Disposal and termination		—		(5,503)		(48)		—		(20,117)		(25,668)
Amortization		—		(93,374)		(54,748)		(350,265)		(128,874)		(627,261)
Impairment		(24,006)		(744)		(508)		—		(5,416)		(30,674)
Acquisition and disposition of businesses		—		(2,320)		(802)		—		(7,144)		(10,266)
Others		15,902		(573)		16,106		(610)		(1,445)		29,380

Ending, net	￦	708,223	￦	171,856	￦	155,076	￦	1,488,256	￦	606,422	￦	3,129,833

Acquisition cost		1,037,887		1,803,687		1,156,951		2,617,707		1,532,061		8,148,293
Less: Accumulated amortization (including accumulated impairment loss and others)		(329,664)		(1,631,831)		(1,001,875)		(1,129,451)		(925,639)		(5,018,460)

	2023
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	￦	1,037,887	￦	1,803,687	￦	1,156,951	￦	2,617,707	￦	1,532,061	￦	8,148,293
Less: Accumulated amortization (including accumulated impairment loss and others)		(329,664)		(1,631,831)		(1,001,875)		(1,129,451)		(925,639)		(5,018,460)

Beginning, net		708,223		171,856		155,076		1,488,256		606,422		3,129,833
Acquisition and capital expenditure 1		—		33,078		38,603		37		238,019		309,737
Disposal and termination		—		(4,812)		(397)		—		(6,431)		(11,640)
Amortization 2		—		(63,052)		(52,265)		(350,276)		(226,316)		(691,909)
Impairment		(230,352)		(128)		(16)		—		(5,711)		(236,207)
Acquisition and disposition of businesses		6,207		—		(108)		—		(69)		6,030
Others		4,349		1,658		11,769		175		10,066		28,017

Ending, net	￦	488,427	￦	138,600	￦	152,662	￦	1,138,192	￦	615,980	￦	2,533,861

Acquisition cost	￦	1,036,354	￦	1,790,446	￦	1,196,329	￦	2,415,243	￦	1,725,087	￦	8,163,459
Less: Accumulated amortization (including accumulated impairment loss and others)		(547,927)		(1,651,846)		(1,043,667)		(1,277,051)		(1,109,107)		(5,629,598)

1	The amounts include the transferred amount from Property and Equipment account.

2	Amounts include ￦ 52,179 million which is the changed effect of useful life from Media Contents asset.

F-5
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2) Goodwill, amounting to
￦

212,910
million, is not subject to amortization as of December 31, 2023 (December 31, 2022:
￦

210,114

million).
(3) Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of December 31, 2023, goodwill allocated to each cash-generating unit is as follows:

(in millions of Korean won)
Cash generating Unit	Amount

Mobile services 1,9	￦	65,057
BC Card Co., Ltd. 2		41,234
HCN Co., Ltd. 3		130,242
GENIE Music Corporation 4		50,214
MILLIE Co., Ltd. 5		54,725
PlayD Co., Ltd. 6		40,068
KT Telecop Co., Ltd. 7		15,418
Epsilon Global Communications Pte. Ltd. 8		45,670
KT MOS Bukbu Co., Ltd and others		45,799

Total	￦	488,427

1
The recoverable amounts of mobile services business are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.56% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 6.68% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on mobile business for the years ended December 31, 2021, 2022 and 2023.

2
The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.04% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 5.22% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on BC Card Co., Ltd. for the years ended December 31, 2021, 2022 and 2023.

F-5
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

3
The recoverable amounts of HCN Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 2.21% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 11.37% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, HCN’s recoverable amount was KRW 130,242 million, which was less than the carrying amount, and KRW 98,432 million of the impairment loss was record
ed as goodwill in full and reflected in
operating
expenses.

4
The recoverable amounts of GENIE Music Corporation are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 4.51% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 16.73% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on GENIE Music Corporation for the years ended December 31, 2023.

5
The recoverable amounts of MILLIE Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next four years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after four years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 9.96% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 22.48% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on MILLIE Co., Ltd. for the years ended December 31, 2023.

6	The recoverable amount of PlayD Co., Ltd is calculated based on fair value less cost to sell.
7
The recoverable amounts of KT Telecop Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 3.54% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 9.04% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on KT Telecop Co., Ltd. for the years ended December 31, 2021, 2022 and 2023.

F-5
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

8
The recoverable amounts of Epsilon Global Communications Pte. Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next nine years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after nine years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 10.57% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 8.84% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, Epsilon Global Communications’s recoverable amount was KRW 45,670 million, which was less than the carrying amount, and KRW 118,609 million of the impairment loss was record
ed as goodwill in full and reflected in
ope
rating
 expenses.

9
The Group performed its impairment assessment for long-lived assets attributed to the Information and Communication Technology (“ICT”) reporting segment, which includes the Cash-Generating Units of Mobile, Fixed line, and Corporate Services (the “CGUs”). The Group compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amounts of ICT reporting segment are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 0.56% ~ 9.14% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rate 6.68%. Accordingly, the Group did not recognize an impairment loss on ICT reporting segment for the years ended December 31, 2021, 2022 and 2023.

13.	Investments in Associates and Joint Ventures
(1) Details of associates as of December 31, 2022 and 2023, are as follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2022	December 31, 2023
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.) 1	10.0%	10.0%	Korea	December
Megazone Cloud Corporation 1	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLCNo 395	35.3%	35.3%	Korea	December
LS Marine Solution Co., Ltd (formerly KT Submarine Co., Ltd.). 1, 2	32.9%	7.3%	Korea	December

1
As of December 31, 2023, although the Group has less than
20
% ownership in ordinary share, this entity is included in investments in associates as the Group has significant influence in determining the operational and financial policies.

F-5
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2	As of December 31, 2023, due to the loss of control of an entity, it is now accounted as an associate.
(2) Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023, are as follows:

	2022
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures		Others		Ending
KIF Investment Fund	￦	178,935	￦	—	￦	2,502	￦	(10,458)	￦	170,979
K Bank Inc.		831,737		—		29,010		(7,991)		852,756
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		48,725		—		798		(151)		49,372
Megazone Cloud Corporation		—		130,001		(22,555)		28,753		136,199
IGIS No. 468-1 General Private Real Estate Investment Company		—		25,000		(1,411)		—		23,589
KT-DSC Creative Economy Youth Start-up Investment Fund		22,138		—		(13)		(2)		22,123
IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395		17,084		—		(464)		—		16,620
Others		189,810		100,040		(24,688)		(56,078)		209,084

	￦	1,288,429	￦	255,041	￦	(16,821)	￦	(45,927)	￦	1,480,722

F-
6
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

	2023
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures 1		Others			Ending
KIF Investment Fund	￦	170,979	￦	—	￦	5,443	￦	632		￦	177,054
K Bank Inc.		852,756		—		1,089		19,036			872,881
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		49,372		—		(1,637)		(1)			47,734
Megazone Cloud Corporation		136,199		—		(4,583)		78			131,694
IGIS No. 468-1 General Private Real Estate Investment Company		23,589		—		(105)		—			23,484
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123		(500)		3,494		—			25,117
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		16,620		—		(4,678)		—			11,942
LS Marine Solution Co., Ltd (formerly KT Submarine Co., Ltd.)		—		—		255		23,237	1		23,492
Others		209,084		101,887		(34,912)		(32,568)			243,491

	￦	1,480,722	￦	101,387	￦	(35,634)	￦	10,414		￦	1,556,889

1	The amount represents the fair value of investment at the time the Company lost control (Refer to note above).
(3) Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2022 and 2023, is as follows:

(in millions of Korean won)	December 31, 2022
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
KIF Investment Fund	￦	98,132	￦	414,804	￦	—	￦	—
K Bank Inc.		16,562,742		71,265		14,830,983		2,168
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.).		278,413		135,380		63,009		64,335
Megazone Cloud Corporation		857,089		202,767		330,619		94,202
IGIS No. 468-1 General Private Real Estate Investment Company		52,851		—		12		—
KT-DSC Creative Economy Youth Start-up Investment Fund		908		76,884		362		—
IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395		9,344		127,321		90,545		—

F-6
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won)	December 31, 2023
	Current assets		Non-current assets		Current liabilities		Non-current liabilities

KIF Investment Fund	￦	128,344	￦	402,819	￦	—	￦	—
K Bank Inc.		21,320,790		89,812		19,541,076		4,516
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		251,868		134,424		106,557		9,775
Megazone Cloud Corporation		874,778		267,605		341,679		205,087
IGIS No. 468-1 General Private Real Estate Investment Company		2,985		49,631		11		—
KT-DSC Creative Economy Youth Start-up Investment Fund		482		87,528		101		—
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		5,690		145,769		107,553		—
LS Marine Solution Co., Ltd. (formerly KT Submarine Co., Ltd.)		66,767		80,307		23,906		207

(in millions of Korean won)	2022
	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates

KIF Investment Fund	￦	19,916	￦	7,505	￦	(11,779)	￦	(4,274)	￦	6,531
K Bank Inc.		558,872		86,498		(24,888)		61,610		—
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.).		181,944		9,332		(49)		9,283		—
Megazone Cloud Corporation		1,261,228		(293,186)		(6,609)		(299,795)		—
IGIS No. 468-1 General Private Real Estate Investment Company		9		(3,161)		—		(3,161)		—
KT-DSC Creative Economy Youth Start-up Investment Fund		19,931		(53)		—		(53)		—
IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395		—		(474)		—		(474)		—

F-6
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won)	2023
	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates

KIF Investment Fund	￦	33,017	￦	16,330	￦	—	￦	16,330	￦	1,139
K Bank Inc.		946,559		10,560		56,609		67,169		—
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.).		167,949		(17,513)		(1,093)		(18,606)		—
Megazone Cloud Corporation		1,410,078		(34,760)		(3,021)		(37,781)		—
IGIS No. 468-1 General Private Real Estate Investment Company		6		(234)		—		(234)		—
KT-DSC Creative Economy Youth Start-up Investment Fund		19,849		12,227		—		12,227		—
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		—		(406)		—		(406)		—
LS Marine Solution Co., Ltd (formerly KT Submarine Co., Ltd.)		70,779		11,618		(289)		11,329		—
(4) Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years ended December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	2022
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)

KIF Investment Fund	￦	512,936	33.33%	￦	170,979	￦	—	￦	170,979
K Bank Inc.		1,800,856	33.72%		607,276		245,480		852,756
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		286,449	10.00%		28,645		20,727		49,372
Megazone Cloud Corporation		635,035	6.83%		43,360		92,839		136,199
IGIS No. 468-1 General Private Real Estate Investment Company		52,839	44.64%		23,589		—		23,589
KT-DSC Creative Economy Youth Start-up Investment Fund		77,430	28.57%		22,123		—		22,123
IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395		46,120	35.29%		16,278		342		16,620

F-6
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won)	2023
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)

KIF Investment Fund	￦	531,164	33.33%	￦	177,054	￦	—	￦	177,054
K Bank Inc.		1,865,010	33.72%		628,910		243,971		872,881
HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		269,960	10.00%		26,996		20,738		47,734
Megazone Cloud Corporation		547,786	6.83%		37,404		94,290		131,694
IGIS No. 468-1 General Private Real Estate Investment Company		52,605	44.64%		23,484		—		23,484
KT-DSC Creative Economy Youth Start-up Investment Fund		87,908	28.57%		25,117		—		25,117
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		43,905	35.29%		15,496		(3,554)		11,942
LS Marine Solution Co., Ltd (formerly KT Submarine Co., Ltd.)		122,961	7.30%		8,972		14,520		23,492
(5) Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of
￦
833 million for the year ended December 31, 2023 (2021:
￦
717 million, 2022:
￦
909 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of December 31
,

2023

is
￦
10,748 million (2022:
￦
9,915 million).

14.	Trade and Other Payables
(1) Details of trade and other payables as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Current liabilities
Trade payables	￦	1,150,515	￦	1,297,752
Other payables		6,182,650		6,757,170

Total	￦	7,333,165	￦	8,054,922

Non-current liabilities
Trade payables	￦	—	￦	3,202
Other payables		1,064,099		816,356

Total	￦	1,064,099	￦	819,558

F-6
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2)	Details of other payables as of December 31, 2022 and 2023 are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Non-trade payables 1	￦	4,981,300	￦	5,207,165
Accrued expenses		1,234,023		1,267,700
Operating deposits		818,603		880,810
Others		212,823		217,851
Less: non-current		(1,064,099)		(816,356)

Current	￦	6,182,650	￦	6,757,170

1	As of December 31, 2023, credit sale liabilities amounting to ￦ 2,314,077 million (December 31, 2022: ￦ 1,754,075 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

15.	Borrowings

(1)	Details of borrowings as of December 31, 2022 and 2023, are as follows:

1)	Debentures

(in millions of Korean won and foreign currencies in thousands)			December 31, 2022			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes 1	Sep. 7, 2034	6.500%	USD 100,000	￦	126,730	USD 100,000	￦	128,940
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		506,920	USD 400,000		515,760
MTNP notes	Aug. 23, 2023	—	USD 100,000		126,730	—		—
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,813	JPY 400,000		3,651
MTNP notes	Sep. 1. 2025	1.000%	USD 400,000		506,920	USD 400,000		515,760
FR notes 2	Nov. 1, 2024	Compounded SOFR+1.210%	USD 350,000		443,555	USD 350,000		451,290
FR notes	Jun. 19, 2023	—	SGD 284,000		267,843	—		—
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		380,190	USD 300,000		386,820
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		633,650	USD 500,000		644,700
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	—	—		190,000	—		—
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	—	—		150,000	—		—
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	—	—		150,000	—		—
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000

F-6
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won and foreign currencies in thousands)			December 31, 2022		December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 194-1st Public bond	Jan. 26, 2024	1.127%	—	130,000	—	130,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—	140,000	—	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—	180,000	—	180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—	270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—	—	—	70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	—	—	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	—	—	80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	—	—	85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	—	—	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	—	—	155,000
The 18-1st unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	—	—	100,000	—	—
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	—	—	20,000	—	—
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May 12, 2023	—	—	10,000	—	—
The 151-2nd Won-denominated unsecured bond	May 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won denominated unsecured bond	Nov. 10, 2023	—	—	30,000	—	—
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	50,000	—	50,000
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	20,000	—	20,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond 3	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000

F-6
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won and foreign currencies in thousands)			December 31, 2022			December 31, 2023
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 156-2nd Won-denominated unsecured bond 3	Mar. 25, 2032	10Y CMS+0.965%	—		40,000	—		40,000
The 157-1st Won-denominated unsecured bond	Apr. 28, 2023	—	—		30,000	—		—
The 157-2nd Won-denominated unsecured bond	Oct. 27, 2023	—	—		30,000	—		—
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—		50,000	—		50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	4.267%	—		30,000	—		30,000
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—		30,000	—		30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	5.615%	—		20,000	—		20,000
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	5.667%	—		20,000	—		20,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—		30,000	—		30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	5.527%	—		10,000	—		10,000
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	5.557%	—		20,000	—		20,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—		30,000	—		30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—		10,000	—		10,000
The 162-1st Won-denominated unsecured bond	Dec. 27, 2023	—	—		50,000	—		—
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	5.069%	—		40,000	—		40,000
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	5.080%	—		10,000	—		10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—		—	—		20,000
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—		—	—		80,000
The 164-1st Won-denominated unsecured bond	Apr. 12, 2024	3.778%	—		—	—		10,000
The 164-2nd Won-denominated unsecured bond	Oct. 24, 2024	3.821%	—		—	—		30,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—		—	—		30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—		—	—		30,000
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—		—	—		10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—		—	—		30,000
The 166-1st Won-denominated unsecured bond	Nov. 22. 2024	4.205%	—		—	—		20,000
The 166-2nd Won-denominated unsecured bond	Apr. 22. 2025	4.310%	—		—	—		40,000
The 166-3rd Won-denominated unsecured bond	May. 21. 2025	4.332%	—		—	—		10,000
The 166-4th Won-denominated unsecured bond	May. 22. 2025	4.332%	—		—	—		40,000
The 167-1st Won-denominated unsecured bond	Dec. 20. 2024	3.865%	—		—	—		30,000
The 167-2nd Won-denominated unsecured bond	Jan. 22. 2025	3.864%	—		—	—		50,000
The 167-3rd Won-denominated unsecured bond	Feb. 21. 2025	3.864%	—		—	—		10,000
The 167-4th Won-denominated unsecured bond	Dec. 22. 2025	3.858%	—		—	—		10,000

Subtotal					8,406,351			8,446,921
Less: Current portion					(1,154,101)			(1,924,523)
Discount on bonds					(23,728)			(19,248)

Total				￦	7,228,522		￦	6,503,150

1
As of December 31, 2023, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

2	The Daily SOFR is approximately 5.380% as of December 31, 2023. Due to the recent suspension of LIBOR calculation, the Group changed the alternative indicator interest rate to Compounded SOFR+ 1.210%.
3	The CMS (5Y) and CMS (10Y) is approximately 2.993% and 2.990%, respectively as of December 31, 2023.

F-6
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2 )	Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	December 31, 2022		December 31, 2023
The 1st CB (Private) 1	Jun. 5, 2020	Jun. 5, 2025	2	￦	8,000	￦	8,000
The 1st unsecured CB 3	Jul. 25, 2022	Jan. 25, 2025	—		30,000		—
Redemption premium					4,565		2,267
Bond discount issuance					(7,206)		(1,811)

Subtotal					35,359		8,456
Current portion					—		(8,456)

Total				￦	35,359	￦	—

1	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).
2	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.
3	During the current period, bonds of kt cloud are converted to 73,800 of Common shares and 73,800 of preference shares.

3 )	Borrowings

a.	Short-term borrowings

(in millions of Korean won)			December 31, 2022			December 31, 2023
Type	Financial institution	Annual interest rates	Foreign currency	Korean won		Foreign currency		Korean won

Operational	Shinhan Bank	3.840%~6.430%	—	￦	105,000		—	￦	151,500
		—	—		30,000		—		—
	Woori Bank 1,	—	—		50,000		—		—
		4.400%			—				70,000
		CD(91D)+1.960%	—		—		—		20,000
	Korea Development Bank	3.230%~4.950%	—		27,201		—		34,900
	Industrial Bank of Korea	4.862%	—		6,000		—		6,000
	Hana Bank 1	CD(91D)+0.126%	—		5,000		—		4,800
	KB SECURITIES	4.110%~4.910%	—		94,822		—		69,635
	NH INVESTMENT & SECURITIES	—	—		20,000		—		—
	HSBC 2	Compounded SOFR +2.100%	USD 18,500		23,451		USD 23,600		30,450
	NongHyup Bank	4.880%	—		9,000		—		8,500
		—	—		15,000		—		—
	IBK Securities	—	—		20,000		—		—
	Hi Investment & Securities	—	—		99,524		—		—
	Korea Investment	4.910%	—		—				30,000

			Total			￦	504,998	￦	425,785

1	CD (91D) is approximately 3.820% as of December 31, 2023.
2	The Daily SOFR is approximately 5.380% as of December 31, 2023.

F-6
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

b. Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			December 31, 2022			December 31, 2023
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund 1	1.00%	—	￦	1,974	—	￦	1,480
CA-CIB	General loans	3.380%~4.150%	—		200,000	—		200,000
JPM	General loans	2.700%~4.480%	—		100,000	—		200,000
DBS	General loans	4.079%	—		100,000	—		100,000
Shinhan Bank	General loans 2	Term SOFR(3M)+1.100%	USD 8,910		11,292	USD 8,910		11,489
	General loans	—	USD 38,000		48,158	—		—
	General loans	1.900%~3.200%	USD 31,472		39,855	USD 31,472		40,655
	General loans 3	4.490%	—		62,398	—		62,398
	General loans 2	Term SOFR(3M)+1.300%	USD 21,127		26,774	USD 21,127		27,241
	General loans 2	Term SOFR(3M)+1.940%	—		—	USD 35,000		45,129
	General loans 2	CD(91D)+1.800%	—		—	—		16,900
	General loans 2	EURIBOR(3M)+0.900%	EUR 7,700		10,404	EUR 7,700		10,985
Woori Bank	General loans	3.320%~5.800%	—		15,000	—		41,526
	PF loans	—	—		40,682	—		—
Hi Investment & Securities	CP	2.302%	—		90,724	—		92,994
Bookook Investment	CP	3.490%~3.603%	—		18,806	—		19,525
Korea Investment	CP	3.622%	—		73,039	—		75,928
Korea Development Bank	General loans	3.000%~4.870%	—		38,000	—		137,000
NH Jayang	PF loans 2	CD(91D)+1.150%	—		59,066	—		53,033
Kyobo Life Insurance	PF loans 2	CD(91D)+1.150%~ CD(91D) +3.450%	—		66,390	—		84,586
Standard Chartered Bank Korea	PF loans 2	CD(91D)+1.150%~ CD(91D) +3.450%	—		44,260	—		56,390
General loans 2		CD(91D)+0.750%	—		—	—		32,000
Samsung Life Insurance	PF loans	1.860%~4.160%	—		36,883	—		46,992

Subtotal					1,083,705			1,356,251
Less: Current portion					(167,943)			(699,800)

				￦	915,762		￦	656,451

1	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
2	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 3.909%, 5.331%, 3.820% respectively, as of December 31, 2023.
3	The general loans are repayable in installments over 4 years after a three-year grace period.

F-6
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of December 31, 2023, is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan. 1, 2024 ~ Dec. 31, 2024	￦	1,478,000	￦	454,941	￦	1,932,941	￦	1,016,254	￦	109,331	￦	1,125,585	￦	3,058,526
Jan. 1, 2025 ~ Dec. 31, 2025		1,445,000		1,160,460		2,605,460		421,322		56,618		477,940		3,083,400
Jan. 1, 2026 ~ Dec. 31, 2026		760,000		515,760		1,275,760		109,087		—		109,087		1,384,847
Jan. 1, 2027 ~ Dec. 31, 2027		280,000		386,820		666,820		15,600		—		15,600		682,420
After Jan. 1, 2028		1,845,000		128,940		1,973,940		53,825		—		53,825		2,027,765

Total	￦	5,808,000	￦	2,646,921	￦	8,454,921	￦	1,616,088	￦	165,949	￦	1,782,037	￦	10,236,958

16.	Provisions
Changes in provisions for the years ended December 31, 2022 and 2023, are as follows:

	2022
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	80,165	￦	107,358	￦	69,874	￦	257,397
Increase (Transfer)		6,005		13,027		5,847		24,879
Usage		(6,155)		(8,143)		(15,783)		(30,081)
Reversal		(43,686)		(3,685)		(4,418)		(51,789)
Others		—		405		(445)		(40)

Ending balance	￦	36,329	￦	108,962	￦	55,075	￦	200,366

Current		34,730		19,918		54,485		109,133
Non-current	￦	1,599	￦	89,044	￦	590	￦	91,233

	2023
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	￦	36,329	￦	108,962	￦	55,075	￦	200,366
Increase (Transfer)		592		26,381		10,656		37,629
Usage		(7,179)		(1,138)		(6,391)		(14,708)
Reversal		(35)		(653)		(2,096)		(2,784)
Scope change		—		—		(177)		(177)
Others		—		(393)		2,290		1,897

Ending balance	￦	29,707	￦	133,159	￦	59,357	￦	222,223

Current	￦	29,130	￦	26,945	￦	59,134	￦	115,209
Non-current		577		106,214		223		107,014

F-
7
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

17.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of December 31, 2022 and 2023, are determined as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Present value of defined benefit obligations	￦	2,218,655	￦	2,365,793
Fair value of plan assets		(2,478,143)		(2,462,925)

Liabilities	￦	51,654	￦	63,616

Assets	￦	311,142	￦	160,748

(2)	Changes in the defined benefit obligations for the years ended December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	2022		2023
Beginning	￦	2,494,930	￦	2,218,655
Current service cost		238,068		213,489
Interest expense		59,041		103,874
Benefit paid		(316,047)		(358,298)
Changes due to settlements of plan & Past Service Cost		(701)		1
Remeasurements:
Actuarial gains ( losses ) arising from changes in demographic assumptions		(13,048)		1,903
Actuarial gains ( losses ) arising from changes in financial assumptions		(323,501)		138,462
Actuarial gains arising from experience adjustments		80,845		48,174
Acquisition and disposition of businesses, etc.		(932)		(467)

Ending	￦	2,218,655	￦	2,365,793

(3)	Changes in the fair value of plan assets for the years ended December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	2022		2023
Beginning	￦	2,314,632	￦	2,478,143
Interest income		55,902		121,336
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(8,542)		9,410
Benefits paid		(287,419)		(307,762)
Employer contributions		401,358		165,128
Acquisition and disposition of businesses, etc.		2,212		(3,330)

Ending	￦	2,478,143	￦	2,462,925

F-7
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(4)	Amounts recognized in the consolidated statements of profit or loss for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021		2022		2023
Current service cost	￦	249,125	￦	238,068	￦	213,922
Net Interest cost		5,047		3,139		(17,462)
Changes due to settlements of plan & Past Service Cost		(681)		(701)		1
Transfer out		(16,660)		(15,102)		(13,435)

Total expenses	￦	236,831	￦	225,404	￦	183,026

(5)	Principal actuarial assumptions used are as follows:

	December 31, 2021	December 31, 2022	December 31, 2023
Discount rate	2.1%~3.70%	2.4%~6.29%	3.67%~5.51%
Salary growth rate	1%~6.97%	1.82%~8.9%	1.7%~8.96%

(6)	The sensitivity of the defined benefit obligations as of December 31, 2023, to changes in the principal assumptions is:

(In percentage, in millions of Korean won )	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5% point	￦ (139,461)	￦	150,568
Salary growth rate	0.5% point	145,687		(135,431)
A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.
The above sensitivity analysis is based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

(7)	Effect of defined benefit plan on future cash flows
The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2023, are
￦
273,503 million.
The expected maturity analysis of undiscounted pension benefits as
o
f December 31, 2023, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1- 2 years		Between 2- 5 years		Over 5 years		Total
Pension benefits	￦	257,315	￦	376,352	￦	910,076	￦	2,013,167	￦	3,556,910
The weighted average duration of the defined benefit obligations is 6.2 years.

18.	Defined Contribution Plan
Recognized expense related to the defined contribution plan for the year ended December 31, 2023, is
￦
85,174 million (2021:
￦
71,068 million, 2022:
￦
72,576 million).

F-7
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

19.	Commitments and Contingencies

(1)	As of December 31, 2023, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit	Used amount
Bank overdraft	Kookmin Bank and others	374,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	37,700	1,480
Economic Cooperation Business Insurance	Export-Import Bank of Korea	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	545,350	42,822
Plus electronic notes payable	Industrial Bank of Korea	50,000	885
Working capital loan	Korea Development Bank and others	1,562,800	142,700
	Shinhan Bank	USD 76,509	USD 76,509
	Woori Bank	EUR 7,700	EUR 7,700
Facility loans	Shinhan Bank and others	924,000	429,924
Derivatives transaction limit	Korea Development Bank and others	USD 1,970,000	USD 1,970,000
Citi Bank		JPY 400,000	JPY 400,000
Total	KRW	3,497,090	619,543
	USD	2,046,509	2,046,509
	EUR	7,700	7,700
	JPY	400,000	400,000

(2)	As of December 31, 2023, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit
Hana Bank	Guarantee for payment in Korean currency	4,000
	Comprehensive credit line and others	3,100
	Guarantee for payment in foreign currency	USD 59
	Comprehensive credit line and others	USD 10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD 3,186
Shinhan Bank	Guarantee for payment in Korean currency and others	USD 94,517
	Guarantee for payment in foreign currency and others	VND 211,262
Woori Bank	Guarantee for payment in Korean currency	5,200
	Guarantee for payment in foreign currency	USD 7,000
Korea Development Bank	Refund guarantee for advances received	USD 6,811
HSBC	Guarantees for depositions	USD 816
Seoul Guarantee Insurance Company	Performance guarantee and others	366,395
Korea Software Financial Cooperative	Performance guarantee and others	1,556,979
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others	135
Korea Housing Finance Corporation	Performance guarantee and others	44,000

F-7
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Limit
Korea Housing & Urban Guarantee Corporation 1	Performance guarantee and others	691,530
Information & Communication Financial Cooperative	Performance guarantee and others	78,183

Total	KRW	2,749,522
	USD	122,689
	VND	211,262

1	Inventory assets( ￦ 278,031 million) and investment properties( ￦ 283,688 million) are provided as collateral with commitment respectively, as of December 31, 2023.

(3)	As of December 31, 2023, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc	Wonju Bando U-bora Mark Bridge Buyer	Hana Bank	103,000	55,314	Aug. 5, 2022 ~ Feb. 28, 2025
KT Engineering Co., Ltd. 1	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	364	Jan. 7, 2010 ~ Jan. 8, 2025
KT Engineering Co., Ltd. 1	Korea Cell Inc.	Suhyup Bank	3,250	50	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd. 1	San-Ya Agricultural Association Corporation	Suhyup Bank	3,250	51	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd.	Cash payers	T-commerce cash payers	821	—	Apr. 14, 2023 ~ Apr. 12, 2024
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	1,104	610	—

1	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

(4)
The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of December 31, 2023, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of
￦
595 million.

(5)
For the year ended December 31, 2023, the Group entered into agreements with the Securitization Specialty Companies (2023: First 5G 67
th
to 72
th
Securitization Specialty Co., Ltd., 2022: First 5G 61
st
to 66
th
Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.

(6)
As of December 31, 2023, the Group is a defendant in 177 lawsuits with the total claimed amount of
￦
167,834 million (2022:
￦
80,279 million). As of December 31, 2023, litigation provisions of
￦
29,707 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of December 31, 2023.

(7)	Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose

F-7
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(8)	As of December 31, 2023, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(9)	As of December 31, 2023, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ￦ 489,231 million (202 2 : ￦ 1,294,823 million).

(10)	As of December 31, 2023, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank (Note 7).

(11)
The Group has an agreement with a transferor participated in share transfer agreement of MILLE Co., Ltd. As per the conditions of the agreement, the transferor may exercise Put Option for the ordinary shares it owns (Note 7).

(12)
The Group entered into an agreement with financial investors of Epsilon Global Communications Pte. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the convertible preferred shares it owns (Note 7).

(13)
The Group has an obligation for additional contributions as per agreement to Future Innovation Private Equity Fund No.3 and others. As of December 31, 2023, remaining amount of
￦
4,132 million and USD 30,350 thousand will be invested through the Capital Call method in the future.

(14)
The Group has the amount of
￦
201,615 million (40%) of joint responsibility obligation and
￦
302,423 million (60%) of obligation to provide financial support as a construction investor during the construction period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. During the operating period, the Group has the amount of
￦
438,312 million (100%) of obligation to provide financial support as an operating investor.

(15)
During the prior period, the Group entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If a certain period of time has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(16)
During the prior period, the Group entered into an agreement with LS Cable & System Ltd., which participated in the stock acquisition contract of KT Submarine Co., Ltd. (formerly KT Submarine Co., Ltd.). As per the agreement, the Group may exercise a put-option to LS Cable & System Ltd in the future (Note 7).

(17)
During the period, the Group entered into an agreement with equity investors which participated in the stock acquisition contract of KT cloud Co., Ltd., Under the agreement, in specific occasion, equity investors may exercise a Tag-along or put-option to the Group in the future.

(18)	The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co.,Ltd. and the right to be paid certain proportion of the excess as per agreement.

F-7
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

20.	Leases
Information of leases in which the Group is a lessee is as follows. Information when the Group is a lessor is described in Note 11.

(1)	Amounts recognized in the consolidated statements of financial position
The consolidated statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Right-of-use assets
Property and building	￦	1,081,067	￦	1,019,537
Machinery and communication line facilities		50,794		89,150
Others		148,473		196,276

Total	￦	1,280,334	￦	1,304,963

(in millions of Korean won)	December 31, 2022		December 31, 2023
Lease liabilities 1
Current	￦	315,892	￦	307,868
Non-Current		856,146		872,042

Total	￦	1,172,038	￦	1,179,910

1	Included in the line items ‘Other current liabilities and other non-current liabilities’ in the consolidated statements of financial position (Notes 9).
For the years ended December 31, 2022 and 2023, Right-of-use assets related to leases increased by
￦
405,453 million and
￦
440,552 million, respectively.

(2)	Amounts recognized in the consolidated statements of profit or loss
The consolidated statement of profit or loss relating to leases for the year ended December 31, 2021,2022 and 2023 are as follows:

(in millions of Korean won)	December 31, 2021		December 31, 2022		December 31, 2023
Depreciation of Right-of-use assets
Property and building	￦	303,984	￦	305,120	￦	297,571
Machinery and communication line facilities		41,794		31,140		32,794
Others		52,938		59,954		72,372

Total	￦	398,716	￦	396,214	￦	402,737

Depreciation of Investment Properties	￦	1,794	￦	15	￦	—
Interest expense relating to lease liabilities		36,651		41,469		52,035
Expense relating to short-term leases		7,984		12,876		8,804
Expense relating to leases of low-value assets that are not short-term leases		26,033		26,813		26,290
Expense relating to variable lease payments not included in lease liabilities		8,400		4,827		9,288

F-7
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

The total cash outflow for leases for the year ended December 31, 2023 amounts to
￦
500,392 million (2021:
￦
468,360 million, 2022:
￦
464,337 million).

21.	Share Capital
As of December 31, 2022 and 2023, the Group has 1,000,000,000 shares authorized to issue and details are as follows:

	December 31, 2022			December 31, 2023
	Number of issued shares	Par value per share (Korean won)	Ordinary Shares (in millions of Korean won)	Number of issued shares	Par value per share (Korean won)	Ordinary Shares (in millions of Korean won)
Ordinary shares 1	261,111,808	￦ 5,000	￦ 1,564,499	257,860,760	￦ 5,000	￦ 1,564,499

1
The Group retired 55,039,007 treasury shares against retained earnings.
Based on the local regulations
 in Korea, upon retirement of shares, the Company has decreased the number of
shares
issued but
has
not
decreased
the ordinary shares
capital
.

22.	Retained Earnings
Details of retained earnings as at December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Legal reserve 1	￦	782,249	￦	782,249
Voluntary reserves 2		4,651,362		4,651,362
Unappropriated retained earnings		8,821,705		9,042,256

Total	￦	14,255,316	￦	14,475,867

1
The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

2
The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends

F-7
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

23.	Accumulated Other Comprehensive Income and Other Components of Equity

(1)	As of December 31, 2022 and 2023, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Changes in investments in associates and joint ventures	￦	(11,752)	￦	4,023
Gain (loss) on derivatives valuation		(7,109)		(29,361)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		(52,100)		73,928
Exchange differences on translation for foreign operations		(6,815)		3,817

Total	￦	(77,776)	￦	52,407

(2)	Changes in accumulated other comprehensive income for the years ended December 31, 2022 and 2023, are as follows:

	2022
( in millions of Korean won)	Beginning		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(3,461)	￦	(8,291)	￦	—	￦	(11,752)
Gain (loss) on derivatives valuation		25,031		63,281		(95,421)		(7,109)
Gain on valuation of financial assets at fair value through other comprehensive income		108,685		(160,785)		—		(52,100)
Exchange differences on translation for foreign operations		(12,786)		5,971		—		(6,815)

Total	￦	117,469	￦	(99,824)	￦	(95,421)	￦	(77,776)

	2023
(in millions of Korean won)	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(11,752)	￦	15,775	￦	—	￦	4,023
Gain (loss) on derivatives valuation		(7,109)		15,690		(37,942)		(29,361)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		(52,100)		126,028		—		73,928
Exchange differences on translation for foreign operations		(6,815)		10,632		—		3,817

Total	￦	(77,776)	￦	168,125	￦	(37,942)	￦	52,407

F-7
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(3)	The Group’s other components of equity as at December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Treasury stock	￦	(202,295)	￦	(398,075)
Gain or loss on disposal of treasury stock 1		(41,503)		3,220
Share-based payments		6,222		8,773
Equity transactions within consolidated entities 2		(334,576)		(416,336)

Total	￦	(572,152)	￦	(802,418)

1	The amount directly reflected in equity is ￦ 101 million for the year ended December 31, 2023 (2022: ￦ 14,886 million).
2	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from changes in ownership of subsidiaries are included.

(4)	As of December 31, 2022 and 2023, the details of treasury stock are as follows:

	December 31, 2022		December 31, 2023
Number of shares (in shares)		5,069,130		11,447,338
Amounts (in millions of Korean won)	￦	202,295	￦	398,075
Treasury stocks held as of December 31, 2023, are expected to be used for stock compensation for the Group’s directors, employees, and other purposes.

24.	Share-based Payments

(1)
Details of share-based payments granted by the Controlling to executives and employees, including the CEO, by the resolution of the Board of Directors for the years ended December 31, 2022 and 2023, are as follows:

2022
(in share)	16th grant
Grant date	June 9, 2022
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 36,941
Total compensation costs (in Korean won)	￦ 9,442 million
Exercise date	July 17, 2023
Valuation method	Fair value method

F-7
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2023
(in share)	17th grant
Grant date	June 15, 2023, Oct 17, 2023
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 30,205
Total compensation costs (in Korean won)	￦ 7,262 million
Estimated exercise date (exercise date)	During 2024
Valuation method	Fair value method

(2)	Changes in the number of stock options and the weighted-average exercise price as at December 31, 2022 and 2023, are as follows:

(In share)	2022
	Beginning	Grant	Expired	Exercised 1	Ending	Number of shares exercisable
15th grant	284,209	—	(155,286)	(128,923)	—	—
16th grant	—	258,509	—	—	258,509	—

Total	284,209	258,509	(155,286)	(128,923)	258,509	—

(In share)	2023
	Beginning	Grant	Expired	Exercised 1	Ending	Number of shares exercisable
16th grant	258,509	—	(105,859)	(131,690)	20,960	—
17th grant	—	307,182	—	—	307,182	—

Total	258,509	307,182	(105,859)	(131,690)	328,142	—

1	The weighted average price of ordinary shares at the time of exercise, during the year ended December 31, 2023 is ￦ 29,550 (2022: ￦ 35,450).

25.	Revenue from Contracts with Customers, Other Income and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts relating to revenue and other income in the statement of profit or loss:

(in millions of Korean won)	2021		2022		2023
Revenue from contracts with customers	￦	24,712,128	￦	25,432,727	￦	26,063,185
Revenue from other sources		185,877		206,128		224,016
Other income (Note 26)		307,654		595,351		308,044

Total revenue and other income	￦	25,205,659	￦	26,234,206	￦	26,595,245

F-
8
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2) Operating revenues and other income for the years ended December 31, 2021, 2022 and 2023 are as follows:

(in millions of Korean won)	2021		2022		2023
Mobile services	￦	6,936,485	￦	7,013,889	￦	7,140,333
Fixed-line services		4,960,338		5,056,513		5,142,359
Fixed-line and VoIP telephone services		1,465,059		1,378,265		1,249,024
Broadband Internet access services		2,343,591		2,504,833		2,578,558
Data communication services		1,151,689		1,173,415		1,314,777
Media and content		2,800,630		3,099,776		3,206,521
Financial services		3,661,896		3,836,589		3,967,763
Sale of goods		3,532,973		3,393,646		3,292,514
Others		3,313,337		3,833,793		3,845,755

Total	￦	25,205,659	￦	26,234,206	￦	26,595,245

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

(3)	Contract assets and liabilities recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Contract assets 1	￦	963,133	￦	1,130,745
Contract liabilities 1		344,869		311,023
Deferred revenue 2	￦	81,653	￦	81,067

F-8
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

1
The Group recognized contract assets of
￦
308,821million and contract liabilities of
￦
32,274 million for long-term construction contract as of December 31, 2023 (2022: contract assets of
￦
160,880 million and contract liabilities of
￦
60,762 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

2	Deferred revenue recognized relating to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	2021		2022		2023
Incremental cost of contract establishment	￦	1,726,401	￦	1,744,096	￦	1,656,711
Cost of Contract performance		74,843		73,582		70,757
As at December 31, 2023, the Group recognized
￦
1,759,586 million (2021:
￦
1,842,621 million, 2022:
￦
1,793,013 million) of operating expenses related to contract cost assets.

(5)	The recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2021		2022		2023
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	￦	275,965	￦	246,843	￦	213,609
Deferred revenue of joining/installment fee		42,100		44,204		41,824

Total	￦	318,065	￦	291,047	￦	255,433

26.	Other Income
Other income for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021		2022		2023
Gains on disposal of property and equipment and investment properties	￦	54,007	￦	52,603	￦	22,447
Gains on disposal of intangible assets		1,726		622		1,727
Gain on disposal of right-of-use assets		3,138		3,326		3,580
Property and Equipment loss recovery income		148,927		159,849		152,712
Income from government subsidies		43,822		44,473		40,725
Gain on disposal of investments in associates		5		38,319		6,982
Gain on disposal of investments in subsidiaries		244		216,591		28,825
Others 1		55,785		79,568		51,046

Total	￦	307,654	￦	595,351	￦	308,044

1	Certain amounts that were previously reported in the table above have been grouped as Others.

F-8
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

27.	Operating Expenses

(1)	Operating expenses for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021		2022		2023
Employee benefit cost	￦	4,215,810	￦	4,495,885	￦	4,556,832
Depreciation		2,605,594		2,637,463		2,723,610
Depreciation of right-of-use assets		398,716		396,214		402,737
Amortization of intangible assets		603,327		622,202		683,784
Commissions		1,125,944		1,295,434		1,264,729
Interconnection charges		507,567		479,500		436,598
International interconnection fee		192,008		186,253		140,433
Purchase of inventories		3,753,792		3,656,040		3,595,345
Changes of inventories		20,491		(195,046)		(203,071)
Sales commission		2,343,375		2,353,909		2,353,318
Service cost 1		2,296,324		2,334,386		2,229,709
Utilities		364,373		368,348		544,675
Taxes and dues		268,651		276,962		250,651
Rent		123,246		160,848		167,576
Insurance premium		66,717		68,245		66,737
Installation fee		154,542		150,140		174,238
Advertising expenses		171,400		195,519		153,750
Allowance for bad debts		82,329		115,358		150,549
Card service cost		3,114,047		3,127,673		3,189,376
Loss on disposal of property and equipment		71,417		81,415		72,710
Loss on disposal of intangible assets		3,885		7,015		5,328
Loss on disposal of right-of-use assets		11,457		2,348		2,115
Loss on disposal of investments in subsidiaries		13,727		—		—
Impairment loss on property and equipment		2,115		16,094		7,871
Impairment loss on intangible assets		3,747		30,965		236,206
Donations		10,981		15,642		24,664
Other allowance for bad debts		28,066		17,551		34,112
Others		952,614		1,369,686		1,902,214

Total	￦	23,506,262	￦	24,266,049	￦	25,166,796

1	Service cost is mainly recorded by purchase of service for system implementation and contents service.

(2)	Details of employee benefit cost for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021		2022		2023
Salaries & Wages	￦	3,837,359	￦	4,161,874	￦	4,231,781
Post-employment benefits(Defined benefit plan)		236,831		225,404		183,026
Post-employment benefits(Defined contribution plan)		71,068		72,576		85,174
Share-based payment		47,415		16,799		15,450
Others		23,137		19,232		41,401

Total	￦	4,215,810	￦	4,495,885	￦	4,556,832

F-8
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

28.	Financial Income and Costs

(1)	Details of financial income for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021		2022		2023
Interest income	￦	273,460	￦	271,925	￦	279,607
Gain on foreign currency transactions		19,976		67,976		27,407
Gain on foreign currency translation		32,768		43,092		11,944
Gain on derivative transactions		2,215		50,668		12,304
Gain on valuation of derivatives		255,149		182,998		49,881
Gain on disposal of trade receivables		—		—		3,441
Gain on valuation of financial instruments		90,653		31,032		32,477
Others		52,062		42,737		69,216

Total	￦	726,283	￦	690,428	￦	486,277

(2)	Details of financial costs for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021		2022		2023
Interest expenses	￦	263,389	￦	293,854	￦	356,345
Loss on foreign currency transactions		13,105		81,171		34,281
Loss on foreign currency translation		213,689		200,109		95,730
Loss on derivative transactions		6,287		24,331		417
Loss on valuation of derivatives		15,947		21,601		6,598
Loss on disposal of trade receivables		22,712		62,697		17,980
Loss on valuation of financial instruments		25,994		65,660		55,049
Others		2,207		485		2,282

Total	￦	563,330	￦	749,908	￦	568,682

29.	Deferred Income Tax and income Tax Expense

(1)	The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2022 and 2023, is as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	398,710	￦	404,234
Deferred tax assets to be recovered after more than 12 months		1,907,690		1,824,099

Deferred tax assets before offsetting		2,306,400		2,228,333

Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months		(586,522)		(491,817)
Deferred tax liabilities to be recovered after more than 12 months		(2,108,438)		(2,116,346)

Deferred tax liabilities before offsetting		(2,694,960)		(2,608,163)

Deferred tax assets after offsetting	￦	579,090	￦	614,500

Deferred tax liabilities after offsetting	￦	967,650	￦	994,330

F-8
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2)	The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2022
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures		(240,633)		(18,299)		3,748		(255,184)
Depreciation and impairment loss		(88,588)		(62,845)		—		(151,433)
Plan assets		(538,928)		(5,294)		1,322		(542,900)
Advanced depreciation provision		(339,005)		(182,934)		—		(521,939)
Contract assets		(493,917)		69,615		—		(424,302)
Financial assets at fair value through profit or loss		(336)		(73)		(11)		(420)
Financial assets at fair value through other comprehensive income		(47,521)		(71,396)		58,288		(60,629)
Others		(623,744)		(111,135)		(3,274)		(738,153)

Total	￦	(2,372,672)	￦	(382,361)	￦	60,073	￦	(2,694,960)

Deferred tax assets
Depreciation and impairment loss		225,821		(36,989)		—		188,832
Contract liabilities		148,454		(27,165)		—		121,289
Defined benefit liabilities		571,336		(22,423)		(67,055)		481,858
Provisions		172,871		(20,894)		(22)		151,955
Others		899,543		351,317		8,635		1,259,495

Total	￦	2,018,025	￦	243,846	￦	(58,442)	￦	2,203,429

Temporary difference, net		(354,647)		(138,515)		1,631		(491,531)
Tax credit carryforwards		134,417		(31,446)		—		102,971

Total net balance	￦	(220,230)	￦	(169,961)	￦	1,631	￦	(388,560)

F-8
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won)	2023
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures		(255,184)		(7,821)		(7,225)		(270,230)
Depreciation and impairment loss		(151,433)		39,309		—		(112,124)
Plan assets		(542,900)		8,367		826		(533,707)
Advanced depreciation provision		(521,939)		3,859		—		(518,080)
Contract assets		(424,302)		2,478		—		(421,824)
Financial assets at fair value through profit or loss		(420)		461		43		84
Financial assets at fair value through other comprehensive income		(60,629)		(53)		(41,945)		(102,627)
Others		(738,153)		90,876		(2,378)		(649,655)

Total	￦	(2,694,960)	￦	137,476	￦	(50,679)	￦	(2,608,163)

Deferred tax assets
Depreciation and impairment loss		188,832		(71,689)		(397)		116,746
Contract liabilities		121,289		(9,311)		—		111,978
Defined benefit liabilities		481,858		(6,705)		40,838		515,991
Provisions		151,955		(5,784)		—		146,171
Others		1,259,495		(53,459)		2,141		1,208,177

Total	￦	2,203,429	￦	(146,948)	￦	42,582	￦	2,099,063

Temporary difference, net		(491,531)		(9,472)		(8,097)		(509,100)
Tax credit carryforwards		102,971		26,299		—		129,270

Total net balance	￦	(388,560)	￦	16,827	￦	(8,097)	￦	(379,830)

(3)	The tax impacts recognized directly to equity as of December 31, 2021, 2022, and 2023, are as follows:

	December 31, 2021						December 31, 2022						December 31, 2023
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	￦	163,892	￦	(34,112)	￦	129,780	￦	(216,862)	￦	58,288	￦	(158,574)	￦	163,750	￦	(41,945)	￦	121,805
Gain (loss) on valuation of hedge instruments		6,916		(1,644)		5,272		(42,510)		11,180		(31,330)		(30,168)		7,555		(22,613)
Remeasurements of net defined benefit liabilities		74,518		(18,696)		55,822		247,162		(65,733)		181,429		(179,129)		41,664		(137,465)
Share of gain (loss) of associates and joint ventures, and others		(34,909)		9,097		(25,812)		(14,931)		3,748		(11,183)		28,715		(7,225)		21,490
Exchange differences on translation for foreign operations		683		(178)		505		23,316		(5,852)		17,464		32,376		(8,146)		24,230
Gain or loss on disposal of treasury stock		(15,657)		4,080		(11,577)		(59,308)		14,886		(44,422)		402		(101)		301

Total	￦	195,443	￦	(41,453)	￦	153,990	￦	(63,133)	￦	16,517	￦	(46,616)	￦	15,946	￦	(8,198)	￦	7,748

F-8
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(4)	Details of income tax expense for the years ended December 31, 2021, 2022 and 2023, are calculated as follows:

(in millions of Korean won)	2021		2022		2023
Current income tax expense	￦	289,471	￦	335,796	￦	347,265
Impact of change in deferred taxes		229,545		169,961		(16,827)

Income tax expense	￦	519,016	￦	505,757	￦	330,438

(5)	The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2021		2022		2023
Profit before income tax expense	￦	1,978,411	￦	1,891,392	￦	1,302,620

Statutory income tax expense	￦	533,701	￦	509,771	￦	333,530
Tax effect
Income not taxable for taxation purposes		(4,307)		(47,550)		(30,106)
Non-deductible expenses		20,570		53,398		26,723
Tax credit		(31,517)		(54,895)		(78,459)
Additional payment of income taxes		(221)		11,744		(4,991)
Adjustments in deferred tax from changes in tax rate		—		(41,545)		564
Tax effect and adjustment on consolidation
Goodwill impairment		—		5,809		106,010
Eliminated dividend income form subsidiaries		7,264		—		—
Changes of out-side tax effect		4,738		29,922		4,436
Intangible Asset impairment and amortization		796		5,276		5,892
Reversal expenses of contract cost assets		(2,932)		(4,800)		9,281
Acquisition and disposition of businesses		(5,128)		—		—
Others		(3,948)		38,627		(42,442)

Income tax expense	￦	519,016	￦	505,757	￦	330,438

(6)	Details of deferred tax assets and liabilities that are not recognized as at December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	2022		2023
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	3,384,295	￦	3,520,173
Unused tax loss		103,326		203,200
Unused Tax credit		1,988		2,338
Others		387,084		437,238

Total	￦	3,876,693	￦	4,162,949

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	857,076	￦	903,394
Others		216,660		211,201

Total	￦	1,073,736	￦	1,114,595

F-8
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(7)	The expected period of expiry for unused tax losses not recognized in deferred tax assets as of December 31, 2022 and 2023, is as follows:

(in millions of Korean won)	2022		2023
2023	￦	72,512	￦	4,484
2024		5,011		2,836
2025		3,701		2,086
2026		2,112		4,541
2027		2,534		2,473
2028		396		6,533
2029		617		743
2030		2,198		713
2031		1,360		756
2032		7,450		—
Atter 2033		5,435		178,035

Total	￦	103,326	￦	203,200

30.	Earnings per Share

(1)	Basic Earnings per Share
Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.
Basic earnings per share from operations for the years ended December 31, 2021, 2022 and 2023, is calculated as follows:

	2021		2022		2023
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	￦	1,354,537	￦	1,259,686	￦	993,325
Weighted average number of ordinary shares outstanding (in number of shares)		235,201,782		242,235,332		249,470,072
Basic earnings per share (in Korean won)	￦	5,759	￦	5,200	￦	3,982
Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The
Group
has dilutive potential ordinary shares from convertible bond and other share-based compensat
ion
.

F-8
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2)	Diluted Earnings per Share
Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2021		2022		2023
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	￦	1,354,537	￦	1,259,686	￦	993,325
Adjustment to net income attributable to ordinary shares (in millions of Korean won)		—		(496)		(827)
Diluted profit attributable to ordinary shares (in millions of Korean won)		1,354,537		1,259,190		992,498
Number of dilutive potential ordinary shares outstanding (in number of shares)		483,760		91,931		119,263
Weighted average number of ordinary shares outstanding (in number of shares)		235,685,542		242,327,263		249,589,335
Diluted earnings per share (in Korean won)	￦	5,747	￦	5,196	￦	3,977
Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares. Convertible bonds and convertible preferred stocks without dilutive effects are excluded from the calculation.

31.	Dividend
The dividends paid by the
Parent
in 2021, 2022 and 2023 were
￦
326,487 million (
￦
1,350 per share),
￦
450,394 million (
￦
1,910 per share),
￦
501,844 million (
￦
1,960 per share), respectively. A dividend in respect of the year ended December 31, 2023, of
￦
1,960 per share, amounting to a total dividend of
￦
482,970 million, is to be proposed at the shareholders’ meeting on March 28, 2024.

F-8
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

32.	Cash Generated from Operations

(1)	Cash flows from operating activities for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021		2022		2023
1. Profit for the year	￦	1,459,395	￦	1,385,635	￦	972,182
2. Adjustments to reconcile net income
Income tax expense		519,016		505,757		335,367
Interest income 1		(300,900)		(340,794)		(392,580)
Interest expense 1		268,847		320,914		410,566
Dividends income 2		(21,525)		(14,121)		(59,758)
Depreciation		2,643,894		2,687,191		2,773,152
Amortization of intangible assets		604,744		627,261		691,909
Depreciation of right-of-use assets		398,716		396,214		402,737
Provision for severance benefits (defined benefits)		253,491		240,506		196,027
Impairment losses on trade receivables		105,344		132,102		175,244
Share of net profit or loss of associates and joint ventures		(116,061)		16,821		44,323
Loss(gain) on disposal of associates and joint ventures		1		(38,024)		(6,982)
Loss(gain) on the disposal of subsidiaries		13,483		(216,591)		(28,825)
Loss(gain) on disposal of right-of-use assets		8,319		(978)		(1,465)
Impairment losses on assets held for sale		11		—		—
Impairment loss on property and equipment and investment in properties		2,115		16,094		7,871
Loss (gain) on disposal of property and equipment and investment in properties 3		17,410		(66,317)		511
Loss on disposal of intangible assets		2,159		6,393		3,601
Loss on impairment of intangible assets		3,747		30,674		236,106
Loss on foreign currency translation		180,921		157,017		83,899
G ain on valuation and settlement of derivatives, net		(235,130)		(205,381)		(37,249)
Gain on disposal of financial assets at fair value through profit or loss		(29,974)		(2,347)		(2,225)
Loss(Gain) on valuation of financial assets at fair value through profit or loss		(64,660)		44,833		13,920
Loss(gain) on disposal of financial assets at amortized cost 4		(35)		3		1
Others		84,625		(49,891)		158,820
3. Change in operating assets and liabilities, net of effects from purchase of controlled entity and sale of engineering division
Decrease(increase) in trade receivables		327,031		(43,787)		(124,023)
Increase in other receivables		(328,610)		(1,598,216)		(1,085,527)
Decrease(increase) in other current assets		(89,230)		(101,947)		250,569
I ncrease in other non-current assets		(143,087)		(120,054)		(86,030)
Decrease(increase) in inventories		32,798		(179,255)		(317,531)
Increase(decrease) in trade payables		289,044		(368,355)		121,515
Increase in other payables		207,583		1,103,113		829,220
Increase(decrease) in other current liabilities		107,993		(30,375)		414,436
Decrease in other non-current liabilities		(14,915)		(1,015)		(14,272)
Decrease in provisions		(4,668)		(22,115)		(5,083)
Increase(decrease) in deferred revenue		3,696		(384)		905
Decrease(increase) in plan assets		(114,631)		(90,771)		115,725
Payment of post-employment benefits		(241,350)		(343,931)		(329,861)

4. Cash generated from operations (1+2+3)	￦	5,829,607	￦	3,835,879	￦	5,747,195

F-9
0

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

1
BC Card CO., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively, including interest income of
￦
112,973 million (2021:
￦
27,440 million, 2022:
￦
68,869 million) and interest expense of
￦
55,677 million that are recognized as operating revenue and expense, respectively, for the year ended December 31, 2023 (2021:
￦
5,458 million, 2022:
￦
27,060 million).

2
BC Card Co., Ltd. Recognized dividend income as operating revenue, including dividend income of
￦
1,759 million that is recognized as operating revenue for the year ended December 31, 2023 (2021:
￦
1,340 million, 2022:
￦
2,299 million).

3
KT Estate Inc. recognized gain and loss on disposal of investment properties as operating revenue and expense, respectively, including gain on disposal of investment properties of
￦
49,752 million that is recognized as operating revenue for the year ended December 31, 2023.

4
KT Investment CO., Ltd. and other subsidiaries of the Group recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively, including loss on valuation of financial assets at fair value through profit or loss of
￦
11,112 million that is recognized as operating expense for the year ended December 31, 2023.

(2)	Significant transactions not affecting cash flows for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021		2022		2023
Reclassification of the current portion of borrowings	￦	1,303,543	￦	1,004,818	￦	1,731,998
Reclassification of construction-in-progress to property and equipment		2,916,888		3,167,965		3,123,611
Reclassification of accounts payable from property and equipment		(149,512)		(7,055)		(293,448)
Reclassification of accounts payable from intangible assets		524,040		(197,389)		(276,491)
Reclassification of payable from defined benefit liabilities		69,415		(32,417)		26,246
Reclassification of payable from plan assets		(60,320)		28,532		(24,821)
Disposal of treasury stock related to acquisition of financial assets		—		747,161		—
Acquisition of financial assets related to disposal of a subsidiary		—		250,000		—

F-9
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

33.	Changes in Liabilities Arising from Financing Activities
Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2021, 2022 and 2023, are as follows:

(in millions of Korean won)	2021
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Changes in FX rate		Fair Value changes		Acquisition and disposition of businesses		Others
Borrowing	￦	7,316,298	￦	900,394	￦	52,782	￦	196,890	￦	—	￦	15,994	￦	(44,655)	￦	8,437,703
Lease liabilities		1,143,640		(394,567)		403,451		3		90		36,840		(30,088)		1,159,369
Derivative liabilities		130,573		(1,712)		2,637		(4,311)		(4,892)		—		(47,119)		75,176
Derivative assets		(7,606)		216		—		(189,700)		(17,251)		—		114,888		(99,453)

Total	￦	8,582,905	￦	504,331	￦	458,870	￦	2,882	￦	(22,053)	￦	52,834	￦	(6,974)	￦	9,572,795

(in millions of Korean won)	2022
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Changes in FX rate		Fair Value changes		Acquisition and disposition of businesses		Others
Borrowing	￦	8,437,703	￦	1,391,321	￦	—	￦	146,108	￦	939	￦	—	￦	30,614	￦	10,006,685
Lease liabilities		1,159,369		(378,684)		427,398		—		—		—		(36,045)		1,172,038
Derivative liabilities		75,176		(41,197)		—		19,858		12,941		—		(33,223)		33,555
Derivative assets		(99,453)		76,280		(754)		(147,161)		30,341		—		(50,083)		(190,830)

Total	￦	9,572,795	￦	1,047,720	￦	426,644	￦	18,805	￦	44,221	￦	—	￦	(88,737)	￦	11,021,448

(in millions of Korean won)	2023
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Changes in FX rate		Fair value changes		Acquisition and disposition of businesses		Others
Borrowing	￦	10,006,685	￦	106,118	￦	—	￦	45,370	￦	1,719	￦	—	￦	58,273	￦	10,218,165
Lease liabilities		1,172,038		(407,051)		460,617		—		24		—		(45,719)		1,179,909
Derivative liabilities		33,555		—		—		10,888		9,643		—		(29,539)		24,547
Derivative assets		(190,830)		48,183		—		32,487		1,788		—		(50,839)		(159,211)

Total	￦	11,021,448	￦	(252,750)	￦	460,617	￦	88,745	￦	13,174	￦	—	￦	(67,824)	￦	11,263,410

34.	Segment Information
(1) The management of the Group determines the operating and reporting segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV Real estate	Satellite TV business Residential building development and supply
Others	Cable television service, IT, facility security and global business, and others

F-9
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2) Details of each segment for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021
(in millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,734,342	￦	1,170,920	￦	3,217,643
Finance		3,526,743		104,511		46,223
Satellite TV		665,081		61,398		60,980
Real estate		336,218		27,498		60,459
Others		6,474,858		390,903		327,202

Total		29,737,242		1,755,230		3,712,507
Elimination 2		(4,531,583)		(55,833)		(104,869)

Consolidated amount	￦	25,205,659	￦	1,699,397	￦	3,607,638

	2022
(in millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,697,269	￦	1,347,405	￦	3,105,807
Finance		3,615,307		119,805		47,638
Satellite TV		709,160		19,797		58,413
Real estate		474,954		113,134		65,457
Others		7,960,143		473,276		575,035

T otal		31,456,833		2,073,417		3,852,350
Elimination 2		(5,222,627)		(105,260)		(196,471)

Consolidated amount	￦	26,234,206	￦	1,968,157	￦	3,655,879

	2023
(in millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,698,964	￦	1,193,333	￦	3,183,408
Finance		3,723,286		91,591		37,150
Satellite TV		714,574		(70,170)		52,871
Real estate		499,997		73,496		70,653
Others		8,145,272		97,568		584,738

Total		31,782,093		1,385,818		3,928,820
Elimination 2		(5,186,848)		42,631		(118,689)

Consolidated amount	￦	26,595,245	￦	1,428,449	￦	3,810,131

1	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.
2
Elimination for operating revenues is the difference between operating revenue included in the CODM report, which is based on Korean IFRS and operating revenue based on IFRS. Elimination for depreciation and amortization and operating revenues also included consolidated adjustments due to intercompany transactions with the group.

F-9
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(3) Operating revenues for the years ended December 31, 2021, 2022 and 2023 and non-current assets as at December 31, 2022 and 2023 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues						Non-current assets 1
Location	2021		2022		2023		2022.12.31		2023.12.31
Domestic	￦	25,114,719	￦	26,074,349	￦	26,425,735	￦	20,845,214	￦	20,725,694
Overseas		90,940		159,857		169,510		270,490		183,344

Total	￦	25,205,659	￦	26,234,206	￦	26,595,245	￦	21,115,704	￦	20,909,038

1	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

35.	Related Party Transactions
(1) The list of related party of the Group as of December 31, 2023, is as follows:

Relationship	Name of Entity
Associates and joint ventures	There are 54 Associates and joint ventures, and entities listed on the table below has Related Party Transactions

Others 1	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company

1	The investment in preferred shares in these entities are accounted for under IFRS 9. Given the Company’s significant influence in the investees, those are included in the list of related parties.
(2) Outstanding balances of receivables and payables in relations to transactions with related parties as of December 31, 2022 and 2023, are as follows:

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

F-9
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

		December 31, 2023
		Receivables						Payables
(in millions of Korean won)		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	￦	862	￦	326,006	￦	769	￦	—	￦	299	￦	—
	Little Big Pictures		232		3,473		—		9		6		—
	K-Realty 11th Real Estate Investment Trust Company		110		1,283		—		—		—		6,732
	K-Realty No.3 Real Estate General Private Placement Investment Company		4,576		—		—		—		—		—
	Others		2,044		162		—		2,900		3,029		—

Total		￦	7,824	￦	330,924	￦	769	￦	2,909	￦	3,334	￦	6,732

(3) Significant transactions with related parties for the years ended December 31, 2021, 2022 and 2023, are as follows:

		2021
(in millions of Korean won)		Sales		Purchases 1
Associates and joint ventures	K- Realty CR-REITs No.1	￦	238,847	￦	1,308
	IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395		5,000		—
	K Bank, Inc.		24,247		15,164
	Others 2,3		28,092		21,302

Total			296,186		37,774

		2021
(in millions of Korean won)		Interest income		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1		￦ —		￦ 205		￦ 40,142
	Korea Information & Technology Investment Fund (KIF Investment Fund)		223		—		—
	K Bank, Inc.		—		—		—
	Others 2,3		—		—		8,637

Total		￦	223	￦	205	￦	48,779

1	Amounts include acquisition of property and equipment, and others.

F-9
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2
Transaction amount before OSKENT Co., Ltd., Mission Culture Industry Limited, Sweet and Sour Culture Industry Limited, Alma Mater Culture Industry Limited, and KT Philippines are excluded from associates and joint ventures.

3	Includes transactions of Oscar Ent. before it was excluded as associates and joint ventures of the Group.

		2022
(in millions of Korean won)		Operating Revenue		Purchases 1
Associates and joint ventures	K- Realty CR-REITs No.1 2	￦	—	￦	—
	K Bank, Inc.		29,536		11,007
	Hyundai Robotics Co., Ltd. 1		94		3,799
	K-Realty 11th Real Estate Investment Trust Company		330		1,674
	Others 3		11,964		37,742
Others	Digital Pharm Co., Ltd.		1		—

Total			41,925		54,222

		2022
(in millions of Korean won)		Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1 2	￦	—	￦	—	￦	—	￦	45,549
	K Bank, Inc.		—		3,052		—		—
	Hyundai Robotics Co., Ltd. 1		—		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		1,966		—		260		162
	Others 3		—		—		—		9,158

Total		￦	1,966	￦	3,052	￦	260	￦	54,869

1	Amounts include acquisition of property and equipment, and others.
2	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
3	Includes transactions of StorySoop Inc. before it was excluded as associates and joint ventures of the Group.

F-9
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

		2023
(in millions of Korean won)		Operating Revenue		Purchases 1
Associates and joint ventures	K Bank, Inc.	￦	22,701	￦	13,429
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		78		182
	K-Realty 11th Real Estate Investment Trust Company		346		2,559
	K-Realty No.3 Real Estate General Private Placement Investment Company		6,216		—
	Others 2 3		21,308		42,169
Others	Digital Pharm Co., Ltd.		1		—

Total			50,650		58,339

		2023
(in millions of Korean won)		Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
Associates and joint ventures	K Bank, Inc.	￦	—	￦	8,264	￦	—	￦	—
	HD Hyundai Robotics Co., Ltd.(formerly Hyundai Robotics Co., Ltd.)		—		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		7		—		261		507
	Others 2 3		—		—		—		1,279

Total		￦	7	￦	8,264	￦	261	￦	1,786

1	Amounts include acquisition of property and equipment, and others.
2	Includes transactions of KD Living Co., Ltd. before it was included as a subsidiary.
3
Includes transactions of FUNDA Co., Ltd, Maruee Limited Company Specializing in the Cultural Industry, Mastern No.127 Logispoint Daegu Co., Ltd. before it was excluded as associates and joint ventures of the Group.

(4) Key management compensation for the years ended December 31, 2021, 2022 and 2023, consists of:

(in millions of Korean won)	2021		2022		2023
Salaries and other short-term benefits	￦	2,189	￦	1,855	￦	1,494
Post-employment benefits		412		294		153
Share-based compensation		669		976		569

Total	￦	3,270	￦	3,125	￦	2,216

F-9
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(5) Fund transactions with related parties for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021
(in millions of Korean won)	Borrowing transactions 1				Equity contributions in cash
Associates and joint ventures	Borrowings		Repayments
K- REALTY CR REIT 1	￦	—	￦	15,964	￦	—
K Bank, Inc.		—		—		424,957
Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55		—		—		11,000
KT Young Entrepreneurs DNA Investment Fund		—		—		8,400
Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1		—		—		6,055
KT-IBKC Future Investment Fund 1		—		—		(5,700)
Others 2		—		—		18,176

Total	￦	—	￦	15,964	￦	462,888

1	Borrowing transactions include lease transactions.
2	Others include transactions before exclusion as associates and joint ventures of the Group.

	2022
(in millions of Korean won)	Borrowing transactions 1				Equity contributions in cash
Associates and joint ventures	Borrowings		Repayments
Megazone Cloud Corporation	￦	30,000	￦	—	￦	130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		10,800
Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1		—		—		18,859
IGIS No. 468-1 General Private Real Estate Investment Company		—		—		25,000
K-Realty 11th Real Estate Investment Trust Company		1,916		771		—
Others		—		—		93,478

Total	￦	31,916	￦	771	￦	278,138

1	Lease transactions are included in borrowing transactions.

F-9
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

	2023
(in millions of Korean won)	Borrowing transactions 1				Equity contributions in cash
Associates and joint ventures	Borrowings		Repayments
K-Realty 11th Real Estate Investment Trust Company	￦	—	￦	1,037	￦	—
STIC Place General Private Placement Real Estate Investment Trust No.2		—		—		20,000
Telco Credit Bureau Co.,Ltd.		—		—		6,500
Pacific geumto no.75 private hybrid asset fund		—		—		19,000
Kiamco Data Center Blind Fund		—		—		15,000
STIC Mixed Asset Investment Trust No.1		—		—		10,930
Others 2		—		—		31,107
Others
Rebellions Co.,Ltd.		—		—		19,998

Total	￦	—	￦	1,037	￦	122,535

1	Lease transactions are included in borrowing transactions.
2
Includes transaction details before Daemuga Limited Company Specializing in the Cultural Industry, Maruee Limited Company Specializing in the Cultural Industry were excluded from the associates company.

(6) Provision of collateral and investment agreement and others
Provision of collateral and investment agreement The Group has an obligation to invest in Kiamco Data Center Blind Fund, a related party, and others according to the agreement. As of December 31, 2023 the Company is planning make an additional investment of
￦
107,774 million
(7) As of December 31, 2023, the limit of the credit card contract provided by the Group to K Bank,
Inc. is
￦
1,050 million (December 31, 2022:
￦
1,000 million).

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
December 31, 2021, 2022 and 2023

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
As
o
f December 31, 2021, 2022 and 2023, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax 1		Impact on equity
2021.12.31	10%	￦	(3,433)	￦	8,692
	-10%		3,433		(8,692)
2022.12.31	10%	￦	(5,841)	￦	(15,836)
	-10%		5,841		15,836
2023.12.31	10%	￦	(10,313)	￦	(18,460)
	-10%		10,313		18,460

1	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies.
The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

F-
100

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

Details of financial assets and liabilities in foreign currencies as at December 31, 2021, 2022 and 2023, are as follows:

(In thousands of foreign currencies)	2021		2022		2023
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	245,759	2,302,642	106,426	2,336,607	139,807	2,271,673
SDR 1	255	722	255	722	254	722
JPY	29,227	30,000,763	32,801	400,002	17,496	400,002
GBP	—	1,005	30	83	—	—
EUR	3,943	10,801	185	7,832	304	7,810
RWF 2	586	—	15,521	13,025	402	—
THB 3	2,160	—	265	—	244	—
TZS 4	1,644	—	1,464	—	21,958	—
BWP 5	93	—	183	—	680	—
HKD 6	—	105	37	—	—	—
VND 7	257,895	—	280,226	—	380,629	—
SGD 8	13	284,000	448	284,000	1,375	—
TWD 9	—	226	—	—	1,685	—
CHF 10	—	161	—	—	—	25
MYR 11	—	—	1	—	—	—
BGN 12	—	—	62	—	—	—
PKR 13	—	—	—	—	114,025	—

1	Special Drawing Rights.
2	Rwanda Franc.
3	Thailand Bhat.
4	Tanzanian Shilling.
5	Botswana Pula.
6	Hong Kong Dollar.
7	Vietnam Dong.
8	Singapore Dollar.
9	Taiwan Dollar.
10	Swiss Franc.
11	Ringgit Malaysia.
12	Bulgarian Lev.
13	Pakistani rupee

F-10
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(iii) Price risk
As of December 31, 2021, 2022 and 2023, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Impact on profit before income tax		Impact on equity
2021.12.31	10%	￦	2,000	￦	4,588
	- 10%		(2,000)		(4,588)
2022.12.31	10%	￦	2,660	￦	113,948
	-10%		(2,660)		(113,948)
2023.12.31	10%	￦	1,473	￦	121,423
	-10%		(1,473)		(121,423)
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
As
o
f December 31, 2021, 2022 and 2023, if the market interest rate had increased/decreased by 100 bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before income tax		Impact on equity
2021.12.31	+ 100 bp	￦	753	￦	5,549
	- 100 bp		(731)		(5,675)
2022.12.31	+ 100 bp	￦	635	￦	(2,045)
	- 100 bp		(669)		2,100
2023.12.31	+ 100 bp	￦	(2,693)	￦	(4,718)
	- 100 bp		2,696		5,037
The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

F-10
2

K
T Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

2) Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables from customers, debt securities and others.

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

F-10
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as
o
f December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Cash and cash equivalents (except for cash on hand)	￦	2,437,629	￦	2,869,285
Trade and other receivables
Financial assets at amortized costs		7,459,994		8,458,259
Financial assets at fair value through other comprehensive income		129,124		116,198
Contract assets		802,253		832,520
Other financial assets
Derivatives financial assets for hedging		190,830		159,211
Financial assets at fair value through profit or loss		942,274		880,549
Financial assets at fair value through other comprehensive income		5,432		5,913
Financial assets at amortized costs		1,060,058		1,385,921

Total	￦	13,027,594	￦	14,707,856

The Group is exposed to credit risk for financial guarantee contracts. As of December 31, 2023, the Group’s maximum exposure amount is
￦
116,719 million (2022:
￦
26,206 million).
(i) Trade receivables and contract assets
The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.
The Group measures the expected credit loss by considering the future unrecoverable rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2023. Meanwhile, the credit sales assets of BC Card Co., Ltd., a subsidiary, were judged to have low credit risk, so the expected 12-month credit loss was applied.
The expected credit losses reflect forward-looking information. Provision for impairment as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
(in millions of Korean won)	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		5.57%		25.84%		67.16%		—
Total carrying amounts	￦	3,443,163	￦	49,491	￦	207,396	￦	3,700,050
Provision for impairment	￦	(191,668)	￦	(12,789)	￦	(139,281)	￦	(343,738)

	December 31, 2023
(in millions of Korean won)	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		5.43%		21.72%		54.55%		—
Total carrying amounts	￦	3,466,588	￦	68,772	￦	235,129	￦	3,770,489
Provision for impairment	￦	(188,086)	￦	(14,940)	￦	(128,264)	￦	(331,290)

F-10
4

K
T Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

Details of changes in provisions for impairment of trade receivables the years ended December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	2022		2023
Beginning balance	￦	349,725	￦	343,738
Provision		64,522		69,972
Written-off		(68,298)		(80,126)
Others		(2,211)		(2,294)

Ending balance	￦	343,738	￦	331,290

As of December 31, 2023, the maximum exposure of the trade receivables carrying amount to credit risk is
￦
3,439,199 million (2022:
￦
3,356,312 million).
Impairment of trade receivable for the years ended December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	2022		2023
Impairment loss Bad debt expenses	￦	64,522	￦	69,972
(ii) Cash equivalents (except for cash on hand)
The Group is also exposed to credit risk in relation cash equivalents. The maximum exposure at the end of the reporting period is the carrying amount of these investments.
(iii) Other financial assets at amortized costs
Other financial assets at amortized cost include time deposits, other long-term financial instruments and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management considers ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.
Details of changes in provisions for impairment of other financial assets at amortized costs for the years ended December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	2022		2023
Beginning balance	￦	201,387	￦	218,543
Provision		65,941		114,501
Written-off		(51,383)		(150,014)
Reversal		(850)		(14,941)
Others		3,448		15,547

Ending balance	￦	218,543	￦	183,636

F-10
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(iv) Financial assets at fair value through other comprehensive income
All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Managements consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term. The maximum exposure at the end of the reporting period is the carrying amount of these investments.
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

	December 31, 2022
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,386,703	￦	1,009,559	￦	86,848	￦	8,483,110
Borrowings (including debentures)		2,028,207		6,972,077		2,016,472		11,016,756
Lease liabilities		313,162		615,766		407,833		1,336,761
Other non-derivative financial liabilities		33,279		209,155		93,744		336,178
Financial guarantee contracts 1		21,618		—		4,588		26,206

Total	￦	9,782,969	￦	8,806,557	￦	2,609,485	￦	21,199,011

1
It is total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

F-10
6

K
T Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

	December 31, 2023
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	8,184,036	￦	730,340	￦	8,040	￦	8,922,416
Borrowings (including debentures)		2,922,557		6,027,323		1,743,842		10,693,722
Lease liabilities		313,431		617,561		409,174		1,340,166
Other non-derivative financial liabilities		372,743		747,221		10,073		1,130,037
Financial guarantee contracts 1		13,719		103,000		—		116,719

Total	￦	11,806,486	￦	8,225,445	￦	2,171,129	￦	22,203,060

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

At the end of the reporting period, the cash outflows and inflows by maturity of the Group’s derivatives held for trading and gross-settled derivatives are as follows:

	December 31, 2021
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading 1
Outflows	￦	—	￦	158,284	￦	—	￦	158,284
Derivatives settled gross 2
Outflows	￦	843,489	￦	1,857,942	￦	377,302	￦	3,078,733
Inflows		856,508		1,917,236		394,134		3,167,878

	December 31, 2022
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading 1
Outflows	￦	—	￦	101,994	￦	930	￦	102,924
Derivatives settled gross 2
Outflows	￦	472,005	￦	2,493,858	￦	28,786	￦	2,994,649
Inflows		550,478		2,670,002		37,873		3,258,353

	December 31, 2023
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading 1
Outflows	￦	—	￦	133,293	￦	—	￦	133,293
Inflows		—		—		1,015		1,015
Derivatives settled gross 2
Outflows	￦	741,140	￦	1,227,166	￦	8,126	￦	1,976,432
Inflows		614,066		2,198,958		36,344		2,849,368

1
During the year ended December 31, 2023, derivative liabilities held-for-trading are classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share contracts (Note 19).

F-10
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.

2	Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the consolidated statement of financial position.
Meanwhile, as of December 31, 2023, the Group is obligated to invest
￦
107,774 million in
Kiamco Data Center Blind Fund, a related party, and others,
 and
￦
4,132
 million and USD
30,350
 thousand to be paid in the future Capital Call method to Future Innovation Private Equity Fund No.3 (Notes 19 and 35).
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
The debt-to-equity ratios as
o
f December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023
Total liabilities	￦	22,577,114	￦	24,249,073
Total equity		18,412,696		18,542,575
Debt-to-equity ratio		123%		131%
The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.
The gearing ratios as
of
December 31, 2022 and 2023, are as follows:

(in millions of Korean won, %)	December 31, 2022		December 31, 2023
Total borrowings	￦	10,006,685	￦	10,218,165
Less: cash and cash equivalents		(2,449,062)		(2,879,554)

Net debt		7,557,623		7,338,611
Total equity		18,412,696		18,542,575
Total capital		25,970,319		25,881,186
Gearing ratio		29%		28%

F-10
8

K
T Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(3)	Offsetting Financial Assets and Financial Liabilities

1)	Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2022
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	￦	60,512	￦	—	￦	60,512	￦	(44,518)	￦	—	￦	15,994
Other financial assets		764		(764)		—		—		—		—

Total	￦	61,276	￦	(764)	￦	65,012	￦	(44,518)	￦	—	￦	15,994

(in millions of Korean won)	December 31, 2023
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	￦	78,415	￦	(1,407)	￦	77,008	￦	(59,148)	￦	—	￦	17,860
Other financial assets		759		(757)		2		(2)		—		—

Total	￦	79,174	￦	(2,164)	￦	77,010	￦	(59,150)	￦	—	￦	17,860

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

2)	The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2022
	Gross liabilities		Gross assets offset	Net amounts presented in the statement of financial position		Amounts not offset			Net amount
						Financial instruments	Cash collateral
Trade payables	￦	47,271	￦ (764)	￦	46,507	￦ (44,518)	￦	—	￦	1,989

(in millions of Korean won)	December 31, 2023
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	59,602	￦	(757)	￦	58,845	￦	(56,196)	￦	—	￦	2,649
Other financial assets		4,362		(1,407)		2,955		(2,955)		—		—

Total	￦	63,964	￦	(2,164)	￦	61,800	￦	(59,151)	￦	—	￦	2,649

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

F-10
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

37.	Fair Value
(1) Fair Value of Financial Instruments by Category
Carrying amount and fair value of financial instruments by category as of December 31, 2022 and 2023, are as follows:

	December 31, 2022			December 31, 2023
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	￦	2,449,062	1	￦	2,879,554	1
Trade and other receivables
Financial assets measured at amortized cost 2		7,364,516	1		8,326,229	1
Financial assets at fair value through other comprehensive income		129,124	129,124		116,198	116,198
Other financial assets
Financial assets measured at amortized cost		1,060,058	1		1,385,921	1
Financial assets at fair value through profit or loss		1,064,856	1,064,856		939,661	939,661
Financial assets at fair value through other comprehensive income		1,508,192	1,508,192		1,680,168	1,680,168
Derivative financial assets for hedging		190,830	190,830		159,211	159,211

Total	￦	13,766,638		￦	15,486,942

Financial liabilities
Trade and other payables 3	￦	8,397,264	1	￦	8,317,822	1
Borrowings		10,006,685	9,405,992		10,218,165	9,979,545
Other financial liabilities
Financial liabilities at amortized cost		246,606	1		915,185	1
Financial liabilities at fair value through profit or loss		141,280	141,280		136,106	136,106
Derivative financial liabilities for hedging purpose		33,555	33,555		24,547	24,547

Total	￦	18,825,390		￦	19,611,825

1	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
2	Lease receivables are excluded from fair value disclosure in accordance with IFRS 7.
3	Amounts related to employee benefit plans are included in trade and other payables at the end of previous year.

F-1
10

K
T Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2)	Fair Value Hierarchy
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

•
Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value disclosed in fair value as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	129,124	￦	—	￦	129,124
Other financial assets
Financial assets at fair value through profit or loss		26,647		426,140		612,069		1,064,856
Financial assets at fair value through other comprehensive income		1,005,900		5,163		497,129		1,508,192
Derivative financial assets for hedging		—		189,717		1,113		190,830
Investment properties		—		—		5,370,047		5,370,047

Total	￦	1,032,547	￦	750,144	￦	6,480,358	￦	8,263,049

Liabilities
Borrowings	￦	—	￦	9,405,992	￦	—	￦	9,405,992
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		141,280		141,280
Derivative financial liabilities for hedging purpose		—		33,555		—		33,555

Total	￦	—	￦	9,439,547	￦	141,280	￦	9,580,827

F-11
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won)	December 31, 2023
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	116,198	￦	—	￦	116,198
Other financial assets
Financial assets at fair value through profit or loss		13,911		156,918		768,832		939,661
Financial assets at fair value through other comprehensive income		1,230,936		5,206		444,026		1,680,168
Derivative financial assets for hedging		—		159,211		—		159,211
Investment properties		—		—		5,276,169		5,276,169

Total	￦	1,244,847	￦	437,533	￦	6,489,027	￦	8,171,407

Liabilities
Borrowings	￦	—	￦	9,979,545	￦	—	￦	9,979,545
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		1,545		134,561		136,106
Derivative financial liabilities for hedging purpose		—		24,547		—		24,547

Total	￦	—	￦	10,005,637	￦	134,561	￦	10,140,198

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements
There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

F-11
2

K
T Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements as of December 31, 2022 and 2023, are as follows:

	2022
	Financial assets				Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	￦	577,085	￦	323,373	￦	31,565	￦	215,332
Acquisition		226,310		262,408		—		3,046
Reclassification		(8,962)		8,122		—		(54,921)
Acquisition and disposition of businesses		—		(40)		—		—
Disposal		(179,740)		(97,426)		(31,565)		—
Amount recognized in profit or loss 1		(2,624)		18		—		(22,177)
Amount recognized in other comprehensive income 2		—		674		1,113		—

Ending balance	￦	612,069	￦	497,129	￦	1,113	￦	141,280

1	The recognition of gains and losses on derivatives financial liabilities (assets) for hedging purposes consists entirely of derivatives valuation losses.
2	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation losses.

	2023
	Financial assets				Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	￦	612,069	￦	497,129	￦	1,113	￦	141,280
Acquisition		216,838		10,267		—		—
Reclassification		26,471		(5,532)		(1,113)		(7,363)
Acquisition and disposition of businesses		252		—		—		—
Disposal		(44,323)		(6)		—		(5,205)
Amount recognized in profit or loss 1,		(42,475)		(61)		—		5,849
Amount recognized in other comprehensive income		—		(57,771)		—		—

Ending balance	￦	768,832	￦	444,026	￦	—	￦	134,561

1	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation gains and losses.

F-11
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(4)	Valuation Technique and the Inputs
Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	129,124	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		1,038,209	2,3	DCF Model , Adjusted Net Asset Model, Monte-Carlo Simulation	Market Interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		502,292	2,3	DCF Model, Market Approach Model	Discount rate
Derivative financial assets for hedging		190,830	2,3	DCF Model	Market observation discount rate, Swap interest rate
Investment properties		5,370,047	3	DCF Model
Liabilities
Borrowings	￦	9,405,992	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		141,280	3	DCF Model , Binomial Option Pricing Model, Monte-Carlo Simulation	Forward exchange rate Forward interest rate
Derivative financial liabilities for hedging		33,555	2	DCF Model	Market observation discount rate

F-11
4

K
T Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(in millions of Korean won)	December 31, 2023
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	116,198	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		925,750	2,3	DCF Model , Adjusted Net Asset Model, Monte-Carlo Simulation	Market Interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		449,232	2,3	DCF Model , Market Approach Model	Discount rate
Derivative financial assets for hedging		159,211	2	DCF Model	Market observation discount rate, Swap interest rate
Investment properties		5,276,169	3	DCF Model
Liabilities
Borrowings	￦	9,979,545	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		136,106	2,3	DCF Model , Binomial Option Pricing Model,	Forward exchange rate Forward interest rate
Derivative financial liabilities for hedging		24,547	2	DCF Model	Market observation discount rate

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3
The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and losses on valuation at the transaction date
In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instruments. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

F-11
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	2022		2023
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	￦	832	￦	—
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(832)		—

IV. Ending balance (I+II+III)	￦	—	￦	—

38.	Interests in Unconsolidated Structured Entities

(1)
Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of Asset Backed Commercial Paper (“ABCP”) due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2023, this entity is engaged in real estate finance structured entity and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to Private Equity Fund (“PEF”) and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2023, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset and makes payment for the underlying asset acquired.

F-11
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(2)
Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of
 December 31, 2022 and 2023, are as follows:

(in millions of Korean won)	December 31, 2022
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	3,539,827	￦	5,580,445	￦	2,044,989	￦	11,165,261
Assets recognized in statement of financial position
Other financial assets	￦	77,819	￦	237,907	￦	—	￦	315,726
Joint ventures and associates		123,138		268,275		—		391,413

Total	￦	200,957	￦	506,182	￦	—	￦	707,139

Maximum loss exposure 1
Investment assets	￦	200,957	￦	506,182	￦	—	￦	707,139
Investment agreement and others 2		40,914		91,224		—		132,138

Total	￦	241,871	￦	597,406	￦	—	￦	839,277

1	Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met.
2	Investment agreements and others include purchase agreements, credit granting and others.

(in millions of Korean won)	December 31, 2023
	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	￦	7,890,823	￦	4,833,966	￦	1,846,270	￦	14,571,059
Assets recognized in statement of financial position
Other financial assets	￦	216,040	￦	227,266	￦	—	￦	443,306
Joint ventures and associates		144,517		282,550		—		427,067

Total	￦	360,557	￦	509,816	￦	—	￦	870,373

Maximum loss exposure 1
Investment assets	￦	360,557	￦	509,816	￦	—	￦	870,373
Investment agreement and others 2		44,975		106,064		—		151,039

Total	￦	405,532	￦	615,880	￦	—	￦	1,021,412

1	Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met.
2	Investment agreements and others include purchase agreements, credit granting and others.

F-11
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

39.	Information About Non-controlling Interests
(
1
)
Changes in Accumulated Non-controlling Interests
Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2021, 2022 and 2023 are as follows:

(In millions of Korean won)	December 31, 2021
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.7%	￦	388,900	￦	24,795	￦	(8,279)	￦	5,279	￦	410,695
BC Card Co., Ltd.	30.5%		411,826		34,496		(6,434)		59,040		498,928
KTIS Corporation	68.6%		120,071		17,715		(1,837)		(709)		135,240
KTCS Corporation	79.7%		129,502		21,394		(2,211)		(3,574)		145,111
Nasmedia, Co., Ltd.	56.0%		112,549		15,185		(3,808)		255		124,181

(In millions of Korean won)	December 31, 2022
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.8%	￦	410,695	￦	7,127	￦	(8,284)	￦	13,651	￦	423,189
BC Card Co., Ltd.	30.5%		498,928		47,909		(7,641)		(14,539)		524,657
KTIS Corporation	66.7%		135,240		14,965		(2,226)		(6,577)		141,402
KTCS Corporation	78.3%		145,111		18,888		(2,721)		(7,397)		153,881
Nasmedia, Co., Ltd.	56.0%		124,181		15,610		(4,187)		(179)		135,425

(In millions of Korean won)	December 31, 2023
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.4%	￦	423,189	￦	(47,355)	￦	(8,287)	￦	(6,192)	￦	361,355
BC Card Co., Ltd.	30.5%		524,657		25,355		(4,960)		3,023		548,075
KTIS Corporation	66.7%		141,402		5,947		(2,451)		(1,872)		143,026
KTCS Corporation	78.3%		153,881		14,228		(3,001)		(2,313)		162,795
Nasmedia Co., Ltd	55.9%		135,425		10,679		(4,028)		(467)		141,609

F-11
8

K
T Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

(
2
)
Summarized Financial Information on Subsidiaries
The summarized financial information for each subsidiary with non-controlling interests that are material to the Group, before inter-company eliminations, is as follows:

	December 31, 2022
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Current assets	￦	420,701	￦	3,152,622	￦	102,121	￦	296,209	￦	435,359
Non-current assets		938,465		2,513,453		294,087		123,517		81,586
Current liabilities		274,637		2,879,551		103,698		188,379		261,381
Non-current liabilities		229,042		1,229,649		95,506		40,240		14,349
Equity		855,487		1,556,875		197,004		191,107		241,215

	December 31, 2023
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Current assets	￦	425,661	￦	3,739,847	￦	111,313	￦	304,508	￦	411,774
Non-current assets		795,182		2,613,031		336,296		130,391		101,537
Current liabilities		353,839		3,661,263		116,271		187,621		251,207
Non-current liabilities		125,531		1,061,169		127,248		47,228		11,129
Equity		741,473		1,630,446		204,090		200,050		250,975
Summarized consolidated statements of comprehensive income for the years ended December 31, 2021,2022 and 2023 are as follows:

	2021
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Operating revenue	￦	772,950	￦	3,580,970	￦	487,801	￦	968,499	￦	125,876
Profit for the year		62,309		120,308		24,944		19,034		27,120
Other comprehensive income (loss)		12,686		2,270		3,725		(2,120)		871
Total comprehensive income		74,995		122,578		28,669		16,914		27,991

	2022
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Operating revenue	￦	1,038,468	￦	3,897,090	￦	536,229	￦	1,031,010	￦	153,210
Profit for the year		20,941		148,341		15,917		17,634		27,691
Other comprehensive income (loss)		13,544		(5,286)		(2,415)		(134)		(695)
Total comprehensive income		34,485		143,055		13,502		17,500		26,996

F-11
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

	2023
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Operating revenue	￦	1,034,342	￦	4,027,450	￦	593,162	￦	1,035,911	￦	147,934
Profit for the year		(109,407)		76,545		13,922		15,804		17,703
Other comprehensive income (loss)		(6,625)		13,832		(3,162)		(2,550)		(1,890)
Total comprehensive income		(116,032)		90,377		10,760		13,254		15,813
Summarized consolidated statements of cash flows for the years ended December 31, 2021,2022 and 2023 are as follows:

	2021
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Cash flows from operating activities	￦	102,947	￦	(157,645)	￦	49,011	￦	6,945	￦	44,500
Cash flows from investing activities		(352,116)		(283,313)		(27,143)		(1,039)		(16,966)
Cash flows from financing activities		230,010		526,563		(23,126)		(16,622)		(9,843)
Net increase (decrease) in cash and cash equivalents		(19,159)		85,605		(1,258)		(10,716)		17,691
Cash and cash equivalents at beginning of year		99,834		240,584		31,779		75,440		53,720
Exchange differences		(3)		293		—		(840)		(15)
Cash and cash equivalents at end of the year		80,672		326,482		30,521		63,884		71,396

	2022
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Cash flows from operating activities	￦	176,407	￦	(798,043)	￦	13,809	￦	19,423	￦	22,015
Cash flows from investing activities		(78,928)		(7,733)		9,813		13,245		3,845
Cash flows from financing activities		(79,455)		914,441		(29,199)		(35,578)		(11,136)
Net increase (decrease) in cash and cash equivalents		18,024		108,665		(5,577)		(2,910)		14,724
Cash and cash equivalents at beginning of year		80,672		326,482		30,521		63,884		71,396
Exchange differences		(1)		(100)		—		840		13
Cash and cash equivalents at end of the year		98,695		435,047		24,944		61,814		86,133

F-1
20

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021, 2022 and 2023

	2023
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia, Co., Ltd.
Cash flows from operating activities	￦	207,207	￦	82,883	￦	50,892	￦	55,146	￦	8,116
Cash flows from investing activities		(125,343)		(74,430)		(17,636)		(5,901)		(30,910)
Cash flows from financing activities		(50,811)		(67,609)		(32,872)		(26,948)		(11,077)
Net increase (decrease) in cash and cash equivalents		31,053		(59,156)		384		22,297		(33,871)
Cash and cash equivalents at beginning of year		98,695		435,047		24,944		61,814		86,133
Exchange differences		—		(95)		—		—		15
Cash and cash equivalents at end of the year		129,748		375,796		25,328		84,111		52,277
(3) Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group for the years ended December 31, 2021, 2022 and 2023 is summarized as follows:

(in millions of Korean won)	2021		2022		2023
Carrying amount of non-controlling interests acquired	￦	14,702	￦	19,272	￦	3,022
Consideration paid to non-controlling interests		1,095		69,652		213,819

Effect of changes in equity (net amount)	￦	15,797	￦	88,924	￦	216,841

40.	Events After the Reporting Period

(1)
The Company has decided to acquire treasury stocks (
￦
27,100 million) in accordance with a resolution of the Board of Directors dated February 7, 2024, to enhance shareholder value. The acquired treasury stocks
(695,775 shares) were
 retired in March 25, 2024.

(2)	The company issued the following bonds after the end of the reporting period (unit: ￦ million).

Type	Issued Date	Annual interest rates	Maturity	Korean won
The 200-1st Public bond	Feb. 27, 2024	3.552%	Feb. 27, 2026-	120,000
The 200-2nd Public bond	Feb. 27, 2024	3.608%	Feb. 26, 2027-	200,000
The 200-3rd Public bond	Feb. 27, 2024	3.548%	Feb. 27, 2029-	80,000

F-12
1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ YOUNG-SHUB KIM
Name:	Young-Shub Kim
Title:	Representative Director and Chief Executive Officer

Date: April 30, 2024

Exhibit Index

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 to Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

2.4	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.5*	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of subsidiaries of KT Corporation

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Regulation on Recovery of Erroneously Awarded Compensation to Executive Officers

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, has been formatted in Inline XBRL

*	Filed previously.

(P)	Paper filing.