Form 20-F
period 2024-12-31
KT CORP
filed 2025-04-29
CIK 892450

As filed with the Securities and Exchange Commission on April 29, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to
Commission file number
1-14926
KT Corpo
ra
tion
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
+82-70-4193-4036;
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
None
As of December 31, 202
4
, there
were
245,832,946
ordinary shares, par value
￦
5,000 per share, outstanding
(not Including 6,188,739 ordinary shares held by the registrant as treasury shares)
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

Our consolidated financial statements as of December 31, 2023 and 2024 and for each of the years in the three-year period ended December 31, 2024 and related notes thereto (“Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All references to “Won” or “￦” in this annual report are to the currency of the Republic. All references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. All references to “Euro” or “EUR” are to the currency of the European Union. All references to “SGD” or “Singapore dollars” are to the currency of the Republic of Singapore. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,267.3 to US $1.00, ￦1,289.3 to US $1.00, and ￦1,470.0 to US $1.00 on December 31, 2022, 2023 and 2024, respectively.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

All market share data contained in this annual report, unless otherwise specified, are based on the number of subscribers announced by the Ministry of Science and ICT (the “MSIT”), the Korea Communications Commission (the “KCC”) or the Korea Telecommunications Operators Association.

In the past, we calculated the market share information of mobile services on the basis of (i) mobile network operator (“MNO”) mobile phone subscribers, (ii) mobile virtual network operator (“MVNO”) mobile phone subscribers and (iii) subscribers of mobile services for miscellaneous devices such as tablets and other Internet-of-Things (“IoT”) devices, taken as a whole. On March 15, 2024, the MSIT began publishing subscriber data specifically for MNO and MVNO mobile phone subscribers, covering the period from July 31, 2023 onward. Accordingly, in this annual report, we have revised our calculation methodology to include the market share information of mobile services as of December 31, 2024 based solely on MNO mobile phone subscribers. We have applied such revised calculation methodology to restate the market share information of mobile services as of December 31, 2022 and 2023 that were included in past annual reports.

In addition, in the past, we calculated the market share information of fixed-line local telephone and VoIP services on the basis of the aggregate number of retail subscribers of the three major network service providers (us, SK Broadband and LG U+). In this annual report, we have revised our calculation methodology to include the market share information of fixed-line local telephone and VoIP services as of December 31, 2024 on the basis of the retail and corporate subscribers of (i) the three major network service providers and (ii) other fixed-line telecommunications service providers that co-use our fixed-line telecommunications infrastructure, taken as a whole. We have applied such revised calculation methodology to restate the market share information of fixed-line local telephone and VoIP services as of December 31, 2022 and 2023 that were included in past annual reports.

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

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including MVNOs that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao Corp. (“Kakao”)) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global over-the-top (“OTT”) media services such as Netflix. In January 2023, the MSIT announced plans to encourage a fourth service provider to enter the Korean mobile service market by awarding a bandwidth license for the use of the 28 GHz spectrum and provide various measures to support the competitiveness of the new market entrant. In January 2024, Stage X, a consortium led by Stage Five, won the auction for 800 MHz of bandwidth license on the 28 GHz spectrum. However, in July 2024, the MSIT revoked Stage X’s bandwidth allocation, citing its failure to meet certain regulatory requirements for the license, and announced plans to facilitate the entry of new service providers in the future. The entrance of new service providers in the markets for mobile services, fixed-line services and media and content services may further increase competition, as well as cause downward price pressure on the fees we charge for our services. For a discussion of our market shares in key markets, please see “Item 4. Information on the Company—Item 4.B. Business Overview—Competition.”

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of 5G mobile services in April 2019, competition has further intensified among the three network service providers, which has resulted in an increase in marketing expenses as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The KCC has also issued guidelines on fair competition of the telecommunications companies. In line with these guidelines, from May to September 2024, the KCC conducted its first compliance review of network usage agreements between telecommunications carriers and value-added service providers. As of the date hereof, we have not received any feedback or indication that any further action will be taken as a result of the review.

In the financial services market, our credit and check cards issued under the “BC Card” brand pursuant to co-brand agreements with member companies compete principally with cards issued by other leading credit card companies in Korea with their own merchant payment networks, such as Shinhan Card, Hyundai Card and Samsung Card. Our member companies that issue co-branded credit or check cards include NH Card, Industrial Bank of Korea and KB Kookmin Card. We also compete with service providers that provide outsourcing services related to business operations of credit card companies. Competition in the credit card and check card businesses has intensified as existing credit card companies, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions for their credit and check cards, as well as invested in operational infrastructure that may reduce the need for our outsourcing services.

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

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. We have acquired a number of licenses to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth. For example, in recent years, the MSIT cancelled the bandwidth licenses for the use of the 28 GHz spectrum that had been issued to us, SK Telecom and LG U+, noting the failure to meet certain agreements made with the MSIT at the time of the license allocations. For all of our bandwidth licenses, we made aggregate payments of ￦319 billion in 2022, ￦327 billion in 2023 and ￦299 billion in 2024. For our outstanding payment obligations relating to our bandwidth licenses, see “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisition of New Bandwidth Licenses and Usage Fees.” For more information on our bandwidth licenses, see “Item 4. Information on the Company—Item 4.D. Property, Plant and Equipment—Mobile Networks.”

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

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunications services to maintain our competitiveness. For example, we commenced providing commercial 5G mobile services in April 2019 and completed the expansion of our coverage nationwide in April 2024. As we continue to compete with SK Telecom and LG U+ to improve network quality, introduce new services and accommodate increased data usage of subscribers, we may incur significant expenses to acquire additional bandwidth licenses and incur significant capital expenditures to build out and improve our network. We have made extensive efforts to develop advanced technologies as well as provide a variety of services with enhanced speed, latency and connectivity. Furthermore, we are continually upgrading our broadband network to enable better fiber-to-the-home (“FTTH”) connection, which enhances data transmission speed and connection quality.

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

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current businesses. For example, in September 2021, KT Skylife Co., Ltd. (“KT Skylife”), in which we held a 50.3% interest as of December 31, 2024, completed its acquisition of a 100.00% interest in KT HCN Co., Ltd. (formerly known as “HCN”), which is Korea’s fifth largest cable operator.

While we plan to continue searching for suitable acquisition and joint venture opportunities, we cannot provide assurance that we will be able to identify attractive opportunities or that we will successfully complete the transactions without encountering administrative, technical, political, financial or other difficulties, or at all. Even if we were to successfully complete a transaction, the success of an acquisition or a joint venture depends largely on our ability to achieve the anticipated synergies, cost savings and growth opportunities from integrating the business of the acquired company or the joint venture with our current businesses. There can be no assurance that we will achieve the anticipated benefits of the transaction, which may adversely affect our business, financial condition and results of operations. Pursuing acquisitions or joint venture transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital through incurring loans or through issuances of bonds or other securities in the international capital markets.

The Korean telecommunications and Internet-related industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.

The Government, primarily through the MSIT and the KCC, has the authority to regulate the telecommunications industry in Korea. The MSIT and the KCC also have the authority to regulate the pay TV industry under the Korea Broadcasting Act and the Internet Multimedia Broadcasting Services Act, which cover our IPTV services, our satellite TV services provided through KT Skylife (in which we held a 50.3% interest as of December 31, 2024), and cable TV services that we provide through KT HCN, in which KT Skylife holds a 100.0% interest. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.” The MSIT’s policy is to promote competition through measures designed to prevent the dominant service provider in any such market from exercising its market power in a way that would prevent the emergence and development of viable competitors. Under such regulations, if a network service provider has the largest market share for a specified type of telecommunications service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, such entity may be designated as a market-dominating business entity that may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The KCC has also issued guidelines on fair competition of telecommunications and Internet-related companies. In line with these guidelines, from May to September 2024, the KCC conducted its first compliance review of network usage agreements between telecommunications carriers and value-added service providers. As of the date hereof, we have not received any feedback or indication that any further action will be taken as a result of the review. In addition, the Government sets the policies regarding the use of radio frequency bandwidths and allocates the bandwidths used for wireless telecommunications by an auction process or by a planned allocation.

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

The repeal of the Mobile Device Distribution Improvement Act was passed on January 21, 2025, and is scheduled to be fully implemented on July 22, 2025. The repeal aims to encourage mobile service providers to offer differentiated benefits to customers. The Mobile Device Distribution Improvement Act permitted subscribers to choose between a designated handset subsidy for the purchase of a recently released mobile phone or a designated discount on the mobile service subscription rate. Starting July 22, 2025, the obligation for mobile carriers to disclose handset subsidies, as well as the regulation limiting additional subsidies provided by retailers to within 15% of the disclosed subsidy, will be abolished. Mobile service providers will be permitted to offer greater subsidies to subscribers who switch service providers, based on specific criteria designated by the KCC, such as estimated profit margins and subscriber switching costs. The repeal of the Mobile Device Distribution Improvement Act may have a material impact on the competitive landscape of the mobile telecommunications industry, as mobile service providers are given more flexibility to offer handset subsidies or discounts, which may in turn increase expenses.

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

In November 2021, the Seoul Central District Prosecutor’s Office issued a summary indictment against our former representative director and chief executive officer, Hyeon-mo Ku, and nine other former executive officers, who had permitted the use of their names. They were indicted on charges including violations of the Political Funds Act and embezzlement. In February 2022, after a summary judgment was issued, the 10 former executive officers filed for a formal trial. In July 2023, with respect to the alleged violation of the Political Funds Act, the Seoul Central District Court found all 10 former executives guilty and imposed monetary penalties ranging from ￦3 million to ￦7 million on each person. The Seoul Central District Prosecutor’s Office appealed such decisions, and in June 2024, the Appellate Division of the Seoul Central District Court upheld the lower court’s rulings. In October 2023, with respect to the alleged embezzlement violations, the Seoul Central District Court found all 10 former executives guilty and imposed monetary penalties ranging from ￦2 million to ￦3 million on each person. The Seoul Central District Prosecutor’s Office and some of the former executive officers appealed such decisions, and the Appellate Division of the Seoul Central District Court overturned the lower court’s initial guilty verdict in June 2024, declaring the former executives not guilty of embezzlement charges. The Seoul Central District Prosecutor’s Office has appealed such decision, and the appeal is currently pending at the Supreme Court of Korea.

In November 2022, the KT New Labor Union and the People’s Solidarity for Participatory Democracy filed a criminal complaint with the Seoul Central District Prosecutor’s Office against our former chief executive officer, Hyeon-mo Ku, and our board of directors, alleging a criminal breach of fiduciary duty related to (i) a settlement with the U.S. Securities and Exchange Commission (the “SEC”) to resolve its investigation (described below) and (ii) inaction to take responsibility for the alleged violation of the Political Funds Act by our current and former executives described above. This matter is currently under investigation by the Seoul Central District Prosecutor’s Office.

In March 2023, a civic group filed a complaint with the Seoul Central District Prosecutor’s Office against Hyeon-mo Ku, our former chief executive officer, and Kyoung-Lim Yun, our former president, alleging breach of fiduciary duty in connection with various matters, particularly (i) their alleged involvement in Hyundai Motor Company’s acquisition of AirPlug Co., Ltd. (“AirPlug”), a company operated by the brother of Hyeon-mo Ku and (ii) Hyeon-mo Ku’s alleged improper funneling of subcontracting work from KT Telecop Co., Ltd. to KDFS Co., Ltd. (“KDFS”), a facility management company, in violation of the Fair Trade Act. As of the date hereof, Hyeon-mo Ku and Kyoung-Lim Yun have not been indicted with respect to their alleged involvement in AirPlug’s acquisition. Regarding the alleged violation of the Fair Trade Act, the Seoul Central District Prosecutor’s Office issued a non-indictment decision on May 30, 2024, due to a lack of sufficient grounds for prosecution.

In February 2022, we entered into a settlement (the “Settlement”) with the SEC to resolve its investigation, which included matters related to charitable and political donations, as well as other incidents and allegations. These included connections to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, and certain payments made by some of our employees between 2014 and 2018 in connection with the procurement of two government contracts in Vietnam. Pursuant to the Settlement, which resolves these matters, and without admitting or denying any of the SEC’s findings (except for the SEC’s jurisdiction over us and the subject matter of the proceedings), we consented to the entry of an order in which the SEC made findings and ordered, pursuant to Section 21C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that we cease and desist from committing or causing any violations and any future violations of the books and records and internal accounting control provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) – Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. As part of the Settlement, we paid disgorgement of approximately $2.8 million (including prejudgment interest) and a civil penalty of $3.5 million to the SEC. We also agreed to periodically report to the SEC staff on the status of our remediation and implementation of compliance measures to ensure compliance with the FCPA and other applicable anti-corruption laws for a two-year term, which concluded in April 2024. There can be no assurance that such development or any further developments relating to the above-mentioned matters, including adverse publicity, will not adversely affect our business, financial results, reputation or stock price.

Cybersecurity breaches may expose us to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.

Our business involves the storage and transmission of large amounts of confidential information of our subscribers and cardholders, and cybersecurity breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. Even though we strive to take all steps we believe are necessary to protect personal information, hardware, software or applications that we develop or procure from third parties may contain defects or other problems that could unexpectedly compromise information security. For a discussion of our cybersecurity risk management and strategy, see “Item 16K. Cybersecurity.” Unauthorized parties may also attempt to circumvent our security measures to gain access to our systems or facilities through fraud, trickery or other forms of deception aimed at our employees, contractors and temporary staff. In addition, because the techniques used to gain unauthorized access or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures.

In the past, we have experienced cyber-attacks of varying degrees, including incidents involving the theft of personal information of our subscribers by third parties. These incidents have led to lawsuits and administrative actions against us, alleging that the leaks were related to our mismanagement of subscribers’ personal information. If we experience additional significant cybersecurity breaches or fail to detect and appropriately respond to such breaches, we could be subject to additional government enforcement actions, regulatory sanctions and litigation. In addition, our subscribers and cardholders may lose confidence in our ability to protect their personal information, which could cause them to discontinue using our services altogether. Furthermore, adverse final determinations, decisions or resolutions regarding such matters could encourage other parties to bring related claims and actions against us. Accordingly, our failure to prevent cybersecurity breaches may materially and adversely impact our business, financial condition and results of operations.

Our business and performance may be harmed by a disruption in our services due to failures in or changes to our systems, or by our failure to timely and effectively expand and upgrade our technology and infrastructure.

Our reputation and ability to attract, retain, and serve our subscribers, cardholders and other business partners are dependent in large part upon the reliable performance of our services and the underlying technical infrastructure. Our telecommunications network systems and information technology systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failures, capacity constraints due to an overwhelming number of people accessing our services simultaneously, computer viruses, power losses, fraud and security attacks. Our technical infrastructure is also vulnerable to risks of damage from natural and other disasters, such as fires, earthquakes, floods, and typhoons, as well as from acts of terrorism and other criminal acts. For example, in August 2024, a software error that occurred during our equipment upgrade process caused temporary disruptions to landline telephone services in certain regions of the country. This disruption affected approximately 123,000 landline connections, preventing customers from making or receiving calls for approximately 10 hours. In response to the disruption, KT implemented compensatory measures for affected customers, including waiving service fees for periods equivalent to ten times the duration of the outage for retail subscribers and offering a one-month service fee waiver for small business owners.

As the numbers of our subscribers and cardholders increase and as our customers access, download and transmit increasing volumes of media contents as well as engage in increasing volumes of financial transactions, we may be required to expand and upgrade our technology and infrastructure to continue to reliably deliver our services. We cannot provide assurance that we will be able to expand and upgrade our technology and infrastructure to meet user demand in a timely manner, or on favorable economic terms. We purchase telecommunications network and other equipment from a limited number of key suppliers, and any discontinuation or interruption in the availability of equipment from our key suppliers for any reason could have an adverse effect on our operations. If our users are unable to easily access our services or if access is disrupted, they may seek other service providers and may not return to our services or use them as often in the future. This could negatively impact our ability to attract subscribers, cardholders and other business partners as well as increase engagement of our customers. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our customers’ needs, our business, financial condition and results of operations may be harmed.

Occurrences of widespread infectious diseases could materially and adversely affect our business, financial condition or results of operations.

Occurrences of widespread infectious diseases have impacted our business operations in the past. For example, COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, was declared a “pandemic” by the World Health Organization in March 2020. The global outbreak of COVID-19 had led to global economic and financial disruptions. While we do not believe that COVID-19 had a material adverse impact on our business, risks associated with similar widespread infectious diseases may include:

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

In the event that future occurrences of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations may be materially and adversely affected.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brands.

Our trade secrets, trademarks, copyrights, patents and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brands and other intellectual property rights. However, various events outside of our control may pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available, in every country in which our services are available. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect us against others offering services that are substantially similar to ours and compete with our business.

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

We are also pursuing the registration of trademarks and domain names in Korea and select jurisdictions outside of Korea. Effective protection of trademarks, domain names and other intellectual property is expensive and difficult to maintain, both in terms of application and registration costs, as well as the costs of defending and enforcing those rights.

We also seek to obtain patent protection for some of our technology and have filed various applications in Korea and elsewhere to protect certain aspects of our intellectual property. We currently hold a number of issued patents in multiple jurisdictions. However, we may be unable to obtain patent or trademark protection for our technologies and brands, and our existing patents and trademarks, as well as any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or effectively distinguish our products and services from those of our competitors. In addition, our patents and trademarks may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them. Significant infringements of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could harm our ability to compete and our business, financial condition and results of operations could be adversely affected.

We may become party to intellectual property rights claims in the future that may be expensive and time consuming to defend, and such claims, if resolved adversely, could have a significant impact on our business.

Telecommunications and information technology companies own large numbers of patents, copyrights, trademarks, licenses and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. In addition, various “non-practicing entities” that own intellectual property rights often attempt to aggressively assert claims in order to extract payments from companies like us. From time to time, we have received, and may receive in the future, claims from third parties alleging that we have infringed upon their intellectual property rights. Furthermore, from time to time, we may introduce or acquire new services or content, including in areas where we currently do not compete, which could increase our exposure to intellectual property claims from competitors and non-practicing entities.

As we face increasing competition, the number and scope of intellectual property claims against us may grow. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. The outcome of any litigation is inherently uncertain, and there can be no assurance that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations.

If any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a judgment or any settlement may require us to cease some or all of our operations, pay substantial amounts to the other party or seek licensing arrangements. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on commercially reasonable terms, or at all. In addition, the development or procurement of alternative technology could require significant effort and expense or may not be feasible. Accordingly, an unfavorable resolution of any intellectual property rights claims could adversely affect our business, financial condition and results of operations.

We rely on key researchers and engineers, and the loss of the services of any such key personnel or the inability to attract and retain replacements may negatively affect our business.

Our success depends to a significant extent upon the continued service of our research and development and engineering personnel, and on our ability to continue to attract, retain and motivate qualified researchers and engineers. In particular, our focus on leading the market in introducing new telecommunications, Internet-related and artificial intelligence (“AI”)-related services requires us to aggressively recruit engineers with expertise in cutting-edge technologies. Any loss or interruption of the services of these individuals, whether from retirement, loss to competitors or other causes, or failure to attract and retain other qualified new personnel, could prevent us from effectively executing our business strategy, cause us to lose key business relationships, or otherwise materially affect our operations.

Government regulation of the credit card industry may adversely affect the operations of BC Card in which we held a 69.5% interest as of December 31, 2024.

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

Pursuant to the FSS’s capital adequacy guidelines, which are derived from standards established by the Bank for International Settlements, credit card companies in Korea are required to maintain a total capital adequacy ratio of at least 8.0% on a consolidated basis. If a credit card company fails to maintain such ratio, Korean regulatory authorities may impose penalties ranging from a warning to a suspension or revocation of its license. BC Card’s capital adequacy ratios were 27.3% as of December 31, 2022, 25.4% as of December 31, 2023 and 29.9% as of December 31, 2024. Such capital adequacy ratio will decrease if the growth in BC Card’s asset base is not matched by corresponding growth in its regulatory capital. In addition, BC Card’s capital base and its capital adequacy ratio may decrease if its results of operations or financial condition deteriorates. Accordingly, there can be no assurance that BC Card will not be required to obtain additional capital in the future in order to maintain its capital adequacy ratio above the minimum required levels. There can also be no assurance that, if BC Card requires additional capital in the future, it will be able to obtain such capital on favorable terms or at all, which could have a material adverse effect on the business, financial condition and results of operations of BC Card.

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

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦10,521 billion total borrowings (including short-term borrowings) outstanding as of December 31, 2024, ￦3,336 billion was denominated in foreign currencies. Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to mitigate such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations, and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

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

Under the Labor Standards Act, an employee’s “ordinary wage” is used as the basis for calculating various statutory benefits. In December 2013, the Supreme Court of Korea ruled that regularly paid bonuses, including those that are paid other than on a monthly basis, are included in the scope of employees’ ordinary wages if these bonuses are paid (i) “regularly,” (ii) “uniformly” and (iii) on a “fixed basis,” notwithstanding differential amounts based on seniority. However, in December 2024, the Supreme Court of Korea reversed its prior ruling and excluded “fixed basis” from the attributes of ordinary wage and redefined the concept and judgment criteria of what constitutes ordinary wage. According to the Supreme Court of Korea’s decision in December 2024, a wage determined to be paid regularly and uniformly in exchange for prescribed work constitutes ordinary wage regardless of the existence or fulfillment of conditions attached to it. In addition, wages based on tenure or on the number of working days are recognized as ordinary wages, but performance wages paid according to work performance are not recognized as ordinary wages in principle. In order to minimize confusion resulting from this change, the Supreme Court of Korea also ruled that the revised legal principle will apply to ordinary wage calculations starting from December 19, 2024. Under this decision, any provision of a collective bargaining agreement or other agreements that attempt to exclude such regular bonuses from employees’ ordinary wages will be deemed void.

In February 2025, the Ministry of Employment and Labor subsequently revised the ‘Guidelines for Labor-Management Guidance on Ordinary Wage’ (the “Guidelines”). The new legal principle on ordinary wages is effective for ordinary wage calculations starting from December 19, 2024. Following the Supreme Court of Korea’s decision and the revised Guidelines, we have accounted for additional payments related to employees’ ordinary wages in 2024 and anticipate similar recognition in the current fiscal year as part of our employee benefit costs. Any such additional payments may have an adverse effect on our financial condition and results of operations.

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

Following a period of deterioration due to the debilitating effects of the COVID-19 pandemic on the Korean economy as well as on the economies of Korea’s major trading partners in 2020, the overall Korean economy showed signs of recovery in 2021. However, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, in particular due to the COVID-19 pandemic, and beginning in the second half of 2021 until recent months, rapid increases in interest rates globally to combat inflation, have contributed to the uncertainty of global economic prospects in recent years and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies in recent periods. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Other developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of severe health epidemics and increases in market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea and the ensuing societal unrest, including as a result of political uncertainty following the removal of President Yoon from office on April 4, 2025 by the Constitutional Court of Korea, which upheld the National Assembly’s vote to impeach him following his declaration of martial law in December 2024 (which declaration had been swiftly rescinded), as a result of which a special presidential election to elect his successor will be held on June 3, 2025;

•	rising inflationary pressures leading to increases in costs of goods and services and a decrease in purchasing power;

•

hostilities or political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken and may take in the future) and any resulting adverse effects on the global supply of oil and other natural resources or the global financial markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deteriorating economic and trade relations between the United States and such other countries (including the imposition of significant tariffs by the United States on its trading partners, which has been followed by retaliatory tariffs in some cases) and increased uncertainties in the global financial markets and industry;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, such as the imposition of a 25% tariff on Korea’s exports to the United States announced in April 2025, which has since been paused for a period of 90 days;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan), interest rates or stock markets;

•	the occurrence of severe health epidemics in Korea or other parts of the world, in addition to the COVID-19 pandemic;

•

a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts due to disruptions to the global supply chain;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

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

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the escalation of hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and ADSs.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings between Korea and North Korea were held in April, May and September 2018 and between North Korea and the United States in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea or between the United States and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common shares and ADSs.

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

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act that became effective in April 2022, a company, so long as (i) its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign government or a foreigner of a country that has entered into a bilateral or multilateral free trade agreement with Korea (an “FTA Country”) that is designated by the MSIT, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares with voting rights but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the conclusion of the MSIT’s public interest review. Furthermore, this exemption from the restriction of foreign ownership of a network service provider beyond the 49.0% threshold applies not only to a foreign government or a foreigner from an FTA Country but also to a foreign government or a foreigner from an Organization for Economic Co-operation and Development (“OECD”) country.

As of December 31, 2024, 49.0% of our common shares were owned by foreign investors. See “Item 4. Information of the Company—Item 4.B. Business Overview—Regulation—Foreign Investment” and “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitations on Shareholding.”

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

Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. The Government began to introduce competition in the telecommunications services market in the early 1990’s. As a result, there are currently three local telephone service providers, five domestic long-distance carriers and numerous international long-distance carriers (including voice resellers) in Korea, including ourselves. In addition, the Government awarded licenses to several service providers to promote competition in other telecommunications business areas such as mobile telephone services and data network services. In June 2009, KT Freetel Co., Ltd. (“KTF”), a subsidiary providing mobile telephone services, merged into KT Corporation, with KT Corporation surviving the merger, with the objective of maximizing management efficiencies of our fixed-line and mobile telecommunications operations as well as more effectively responding to the convergence trends in the telecommunications industry. There are currently three mobile telephone service providers in Korea. See “—Item 4.B. Business Overview—Competition.”

We are a corporation with limited liability organized under the laws of Korea, and our legal and commercial name is KT Corporation. Our principal executive offices are located at KT Gwanghwamun Building East, 33, Jong-ro 3-gil, Jongno-gu, 03155, Seoul, Korea, our telephone number is +82-70-4193-4036 and the address of our English website is https://corp.kt.com/eng/.

The SEC maintains a website (http://www.sec.gov), which contains reports, information statements and other information regarding issuers that file electronically with the SEC.

Item 4.B.  Business Overview

We are the leading integrated telecommunications and platform service provider in Korea and one of the most advanced in Asia. We plan to transform ourselves into an AI driven information and communication technology (“ICT”) company that integrates AI and information technology into our existing communication technology business and expands into new businesses that utilize AI. In addition, we will continue to pursue innovation in our other major business areas, including media and content services, Internet data centers and cloud services, real estate operations and financial services.

Our principal services include:

•	mobile voice and data telecommunications services based on 5G, 4G LTE and 3G ￦-CDMA technology;

•	fixed-line services, which include:

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

•

media and content services, including IPTV, satellite TV, media content creation and distribution services, digital music services, e-commerce services, online advertising consulting services and web comics and novels services;

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

Leveraging our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities and obtained strong market positions in each of our principal lines of business. In particular:

•

in mobile services, we had approximately 26.1 million subscribers, consisting of 18.9 million MNO mobile subscribers and 7.2 million MVNO mobile subscribers. We achieved a market share of 28.2% with approximately 13.4 million MNO mobile phone subscribers as of December 31, 2024;

•

in fixed-line and VoIP telephone services, we had approximately 11.5 million subscribers, consisting of 8.3 million PSTN subscribers and 3.2 million VoIP subscribers as of December 31, 2024. As of such date, our market share of the fixed-line local telephone and VoIP services was 53.7%; and

•	we are Korea’s largest broadband Internet access provider with approximately 10.0 million subscribers as of December 31, 2024, representing a market share of 39.8%.

For the year ended December 31, 2024, our operating revenue was ￦26,724 billion, our profit for the year was ￦407 billion and our basic earnings per share was ￦1,870. As of December 31, 2024, our total assets were ￦42,003 billion, total liabilities were ￦24,035 billion and total equity was ￦17,968 billion.

Our Services

The following table sets out our operating revenue by principal product categories and the respective percentage of total operating revenue in 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022			2023			2024
Products and services	Billions of Won		%	Billions of Won		%	Billions of Won		%
Mobile services	￦	7,014	26.7%	￦	7,140	26.8%	￦	7,318	27.4%
Fixed-line services:
Fixed-line and VoIP telephone services		1,378	5.3		1,249	4.7		1,188	4.4
Broadband Internet access services		2,505	9.5		2,579	9.7		2,634	9.9
Data communication services		1,173	4.5		1,315	4.9		1,335	5.0

Subtotal		5,057	19.3		5,142	19.3		5,158	19.3

Media and content services		3,100	11.8		3,207	12.1		3,107	11.6
Financial services		3,837	14.6		3,968	14.9		3,743	14.0
Others		3,834	14.6		3,846	14.5		4,025	15.1
Sale of goods (1)		3,394	12.9		3,293	12.4		3,374	12.6

Total operating revenue	￦	26,234	100.0%	￦	26,595	100.0%	￦	26,724	100.0%

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Mobile Services

We provide mobile services based on 5G, 4G LTE and 3G W-CDMA technology. We have made extensive efforts to continually develop advanced technologies as well as to provide a variety of new mobile services with enhanced speed, latency and connectivity. We commercially launched our next generation 5G mobile services in April 2019 and completed the expansion of our coverage nationwide in April 2024. We believe that the faster data transmission speed and lower latency of the 5G network enables us to offer significantly enhanced wireless data transmission with faster access to multimedia contents. We began offering 4G LTE services in the Seoul metropolitan area in January 2012, and we completed the expansion of our coverage nationwide in October 2012.

Revenue related to mobile services accounted for 27.4% of our operating revenue in 2024. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our mobile subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2022		2023		2024
Average monthly revenue per subscriber (1)	￦	32,803	￦	33,965	￦	34,524
Total number of mobile subscribers (in thousands)		24,062		24,897		26,132
MNO mobile subscribers (in thousands) (2)		17,500		17,759		18,950
MNO mobile phone subscribers:
LTE mobile phone subscribers		5,193		3,683		2,894
5G mobile phone subscribers		8,375		9,722		10,400
W-CDMA mobile phone subscribers		179		112		75

Sub-total		13,747		13,517		13,369

Subscribers of miscellaneous devices (3)		3,754		4,242		5,581
MVNO mobile subscribers (in thousands) (4)		6,562		7,138		7,182

(1)

The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges and value-added service fees for the period by the weighted average number of subscribers (other than MVNO subscribers and subscribers of miscellaneous IoT services) and dividing the quotient by the number of months in the period.

(2)	Represents the number of mobile subscribers who directly subscribe to mobile services provided by us.
(3)	Includes tablets and other IoT devices.
(4)

Represents the number of mobile subscribers served by MVNOs (consisting of third-party companies as well as subsidiaries and affiliates of KT Corporation), which lease network access from us to provide mobile services.

We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2024, we had approximately 13.4 million MNO mobile subscribers, or a market share of 28.2%.

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

Fixed-line and VoIP Telephone Services

We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. Our fixed-line telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. We also provide VoIP telephone services that enable VoIP phone devices with broadband connection to make domestic and international calls. These fixed-line and VoIP telephone services accounted for 4.4% of our operating revenue in 2024. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses.

The following table shows selected information concerning our fixed-line telephone network and the number of PSTN and VoIP subscribers as of the end of the periods indicated as well as their engagement levels during such periods.

	As of or for the Year Ended December 31,
	2020	2021	2022	2023	2024
Total Korean population (thousands) (1)	51,829	51,639	51,439	51,325	51,217
PSTN and VoIP lines in service (thousands)	13,582	13,096	12,581	12,035	11,475
PSTN lines in service	10,449	9,905	9,376	8,820	8,264
Local lines in service	9,475	8,937	8,430	7,892	7,347
Group lines in service	973	968	946	928	917
VoIP lines in service	3,133	3,191	3,206	3,215	3,211
Fiber optic cable (kilometers)	867,051	896,076	917,114	937,146	953,183
Domestic long-distance call minutes (millions) (2)	620	500	395	321	242
Local call pulses (millions) (2)	638	554	463	363	294

(1)	Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.
(2)	Excluding calls placed from public telephones.

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

In recent years, the volume of our incoming international calls has significantly exceeded the volume of our outgoing international calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. The following table shows the number of minutes of international long-distance calls recorded by us and network service providers utilizing our international long-distance network in each specified category for each year in the three-year period ended December 31, 2024:

	Year Ended December 31,
	2022	2023	2024
	(In millions of billed minutes)
Incoming international long-distance calls	422.2	615.8	518.3
Outgoing international long-distance calls	36.1	31.5	27.5

Total	458.3	647.3	545.8

(1)	Includes incoming traffic of application-to-person correspondence.

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

Broadband Internet Access Services

Leveraging our nationwide network of 953,183 kilometers of fiber optic cables as of December 31, 2024, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services are offered under the “KT Internet” and “KT GiGA Internet” brand names. We also offer WiFi services under the “KT WiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and KT Internet service in fixed-line environments. Our broadband Internet access services accounted for 9.9% of our operating revenue in 2024.

As of December 31, 2024, we had approximately 10.0 million broadband Internet subscribers, including approximately 6.9 million KT GiGA Internet service subscribers with enhanced data transmission speeds. We also sponsored approximately 89 thousand hot-spot zones nationwide for wireless connection as of December 31, 2024.

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

Data Communication Services

Our data communication services involve offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2024, we leased 321,771 lines to domestic and international businesses. We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection to our Internet backbone network, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies. Data communication services accounted for 5.0% of our operating revenue in 2024.

Through our wholly owned subsidiary KT Sat Co., Ltd., we also provide transponder leasing, broadcasting, video distribution and data communication services through satellites periodically launched by us. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.

Media and Content Services

We offer a variety of media and content services, including IPTV, satellite TV, media content creation and distribution services, e-commerce services, digital music services, online advertising consulting services, web comics and novels services and media content creation and distribution services. Media and content services accounted for 11.6% of our operating revenue in 2024. In addition, in September 2021, KT Skylife, in which we held a 50.3% interest as of December 31, 2024, acquired a 100.00% interest in KT HCN, which is Korea’s fifth largest cable TV operator. See “Item 5.

Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures.”

IPTV

We offer high definition video-on-demand and real-time broadcasting and ultra-high-definition (“UHD”) IPTV services under the brand name “Genie tv.” Our IPTV service offers access to an array of digital media contents, including broadcast channels, movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We had approximately 9.4 million IPTV subscribers as of December 31, 2024.

We are also leveraging our big data analytics capabilities and AI technology to further enhance our IPTV services. We offer AI-based “GiGA genie” service to our IPTV subscribers through a voice recognition speaker that also serves as the IPTV’s set-top box, which enables us to take advantage of big data analytics and enhance our product offerings as well as operate a more effective automated customer service center.

Satellite TV

We offer satellite TV services with features similar to our IPTV services through KT Skylife. As of December 31, 2024, we had approximately 3.4 million subscribers for our satellite TV services, including Genie tv Skylife combination services.

Digital Music Services

We operate Genie, our platform for music contents as well as subscription-based access to digital music streaming and downloading services, through our subsidiary Genie Music Corporation, in which KT Studio Genie Co., Ltd. (“KT Studio Genie”) held a 36.0% interest as of December 31, 2024. Genie offers a broad selection of Korean and international music, both in streaming and download formats, as well as a variety of features designed to enhance the experience of users. In addition, we provide a variety of original audio contents through Genie, including audio books and novels. We offer Genie services in various formats that are specifically designed for mobile and other connected devices, PCs, TVs and automobiles. Genie Music Corporation also provides online streaming of live music performances through STAYG platform.

E-commerce Services

Through KT alpha Co., Ltd. (“KT alpha”), in which we held a 73.0% interest on a consolidated basis as of December 31, 2024, we offer TV home shopping and digital content distribution services. Furthermore, we offer a variety of consumer products and food items on our IPTV and satellite TV platforms. We also secure rights to digital entertainment contents such as movies, animations and TV series and distribute such contents to other media platforms.

We also offer mobile gift card services through KT alpha under the brand name “giftishow” and other mobile advertising solutions to corporate customers.

Online Advertising Consulting Services

We provide strategic advertising consulting services for the online advertising industry through our subsidiaries Nasmedia, Co., Ltd. (“Nasmedia”), in which we held a 43.1% interest as of

December 31, 2024, and PlayD Co., Ltd. (“PlayD”), in which Nasmedia and we in the aggregate held a 70.4% interest as of December 31, 2024. We provide a variety of services for advertising agencies, online media companies and their clients, ranging from market studies to advertising campaign planning as well as analysis of such campaign’s effectiveness. Our proprietary data analysis tools enable us to define specific advertising targets for the clients as well as to evaluate the effectiveness of various marketing channels to provide an optimal advertising campaign strategy.

Web Comics and Novels Services

StoryWiz, which was established in February 2020 and in which KT Studio Genie held a 100.0% interest as of December 31, 2024, specializes in producing and distributing web comics and web novels. StoryWiz operates a platform called Blice for web novels and web comics. Through Blice, numerous writers distribute their web novels and web comics, and we support them in various ways, including holding contests and providing funding for new and promising writers. Blice also offers a diverse selection of genres including comedy, romance, action and fantasy. We strive to further expand our intellectual property to movies and dramas.

Media Content Creation and Distribution Services

We engage in media content creation and distribution services through KT Studio Genie, in which we held a 90.9% interest as of December 31, 2024. KT Studio Genie produces and sells a wide range of media contents, including multi-episode drama series, to traditional media channels and OTT services. KT Studio Genie also serves as a distribution agency of media contents produced by third-parties.

Financial Services

As part of our overall strategy, we selectively pursue new business opportunities in the financial sector that complement our telecommunications business. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we held a 69.5% interest as of December 31, 2024. As of such date, BC Card held a 33.7% interest in Kbank, an Internet-only bank that began its commercial operations in April 2017. Revenue from our financial services, which consist primarily of revenue from BC Card, accounted for 14.0% of our operating revenue in 2024.

BC Card

Through BC Card, we offer various credit card processing and related financial services. We operate the largest merchant payment network in Korea as measured by transaction volume. We also provide outsourcing services to a wide range of financial institutions for their credit card and check card business operations, including production and delivery of new credit cards, the preparation of monthly statements, management of merchants and other ancillary services. BC Card also offers its own credit cards as well as financial services including card loans and consumer loans to individuals, corporate loans and real estate project finance loans. In recent years, BC Card has been focusing on lending activities secured by collateral assets. BC Card offers services in select countries in Asia, including Korea, China, Indonesia and Vietnam.

A minority interest in BC Card is owned by various financial institutions in Korea, many of which are member companies that enter into co-branding agreements with us and issue credit cards and check cards under the “BC Card” brand. Our member companies that issue co-branded credit or check cards include NH Card, Industrial Bank of Korea and KB Kookmin Card. We engage in joint marketing efforts to promote cards issued pursuant to our co-branding agreements. However, we typically do not assume credit risks related to the inability of cardholders to make payments on their card usage, which are typically assumed by the member companies. We also provide ancillary outsourcing services to various other banks, securities companies and financial institutions that do not issue co-branded cards with us.

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

Kbank

Kbank is one of three Internet-only banks in Korea. Internet-only banks generally operate without branches and conduct their operations primarily through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits as well as lower lending rates. As of December 31, 2024, Kbank had approximately 12.7 million account holders, with total deposits of ￦28.6 trillion and outstanding loans of ￦16.3 trillion. Other shareholders of Kbank include Woori Bank, a leading bank in Korea.

Pursuant to the Act on Special Cases Concerning Internet-Only Banks, starting from January 2019, a company with its ICT assets comprising more than 50% of its total assets (such as us) may obtain up to a 34.0% interest in an Internet-only bank, and is required to obtain approval from the FSC in order to become its largest shareholder.

Other Businesses

We also engage in various business activities that extend beyond telecommunications and financial services, including real estate development. Our other businesses accounted for 15.1% of our operating revenue in 2024.

Information Technology and Network Services

Digital transformation has increased in recent years. Leveraging our (i) data communications networks, (ii) infrastructure operational know-how and (iii) big data analytics capabilities, we believe that we are well-positioned to take advantage of the attractive opportunities in this era of digital transformation. We offer a broad array of information technology and network services to our corporate and other institutional customers under our “KT Enterprise” brand.

Our range of systems integration services includes consulting, designing, building and maintaining systems and communication networks that satisfy the individual needs of our customers in the public and private sectors. We also provide one-stop global ICT services specifically targeting multinational corporations and international agencies, which range from ICT infrastructure design and buildout to operational solutions that address their multinational needs. In addition, we provide consulting services to optimize energy consumption by corporate and other institutional customers, as well as security surveillance services ranging from buildout of monitoring systems to dispatching of security personnel. We also offer a wide range of “KT AX platform” services for our corporate and other institutional customers that provide customized and integrated digital transformation services that address their technical infrastructure, platform and solution needs.

Information Data Center and Cloud Services

We operate Internet data centers located throughout Korea and provide a wide range of computing services to companies that need servers, storage and leased lines. In April 2022, we completed a vertical spin-off of our Internet data centers business and established a wholly-owned subsidiary, kt cloud Co., Ltd., (“kt cloud”) to more effectively promote the growth of our Internet data center and cloud operations. As of December 31, 2024, we held an 86.3% interest in kt cloud. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network contents. kt cloud’s data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. kt cloud’s data center businesses include (i) colocation services (provision of infrastructure services necessary for clients’ server operations), (ii) interconnection services (direct private connections of counterparties, including global cloud service providers), (iii) DBO (design, build and operation) services for clients’ data centers and (iv) managed service provider offerings (operation and maintenance of information technology equipment).

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

Sale of Goods

We recognize revenue related to sale of goods, primarily handsets sold to subscribers of our mobile services as well as miscellaneous telecommunications equipment sold to vendors and other telecommunications companies and sale of residential units and commercial real estate developed by KT Estate. We purchase handsets primarily from Samsung Electronics and Apple. Sale of goods accounted for 12.6% of our operating revenue in 2024.

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

The following table summarizes the terms of our representative 5G and LTE mobile service plans that we currently offer:

Plan	Monthly Rate	Voice Calls	Video Calls	Data Transmission	Additional Features
5G Premium Choice	￦130,000	Unlimited	300 min.	Unlimited

•    Unlimited data roaming at 3 Mbps

•    Handset insurance using reward points

•    No service fee for additional smart device

•    Free benefits (subscribers can choose one benefit from each category: 1) Tving / Netflix / YouTube Premium / Disney / Samsung; and 2) Music / E-book / Webtoon)

5G Special Choice	￦110,000	Unlimited	300 min.	Unlimited

•    Unlimited data roaming at 100 kbps

•    Handset insurance using reward points

•    No service fee for additional smart device

•    Free benefits (subscribers can choose one benefit from each category: 1) Tving / Netflix / YouTube Premium / Disney / Samsung; and 2) Music / E-book / Webtoon)

5G Special	￦100,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Handset insurance using reward points • No service fee for additional smart device

5G Basic Choice	￦90,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps • Free benefits (subscribers can choose one benefit among Tving / Netflix / YouTube Premium / Disney / Samsung)

5G Basic	￦80,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps

5G Simple 110 GB	￦69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 110 GB

Plan	Monthly Rate	Voice Calls	Video Calls	Data Transmission	Additional Features
5G Simple 90 GB	￦67,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 90 GB

5G Simple 70 GB	￦65,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 70 GB

5G Simple 50 GB	￦63,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 50 GB

5G Simple 30 GB	￦61,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 30 GB

5G Slim 21 GB	￦58,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 21 GB

5G Slim 14 GB	￦55,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 14 GB

5G Slim 10 GB	￦50,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 10 GB

5G Slim 7 GB	￦45,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 7 GB

5G Slim 4 GB	￦37,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 4 GB

Data On Premium	￦89,000	Unlimited	300 min.	Unlimited	• Handset insurance using reward points • No service fee for additional smart device • Media package offering music, e-book and audio books.

Data On Video Plus	￦69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 110 GB

LTE Basic	￦33,000	Unlimited	50 min.	1.4 GB with an option to transfer data from and into the next month’s usage

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to our competitors, and the charges received per minute (exclusive of VAT) from mobile operators for mobile to mobile calls:

Effective Starting
January 1, 2022		January 1, 2023		January 1, 2024
￦	9.7	￦	9.2	￦	8.6

Fixed-line Services

Fixed-line Telephone Services

Local and Domestic Long-distance. Our standard usage-based fixed-line telephone service plan consists of a base monthly rate of ￦5,720 and usage fees for local and domestic long-distance calls, as well as calls to VoIP phones and mobile phones. We charge ￦42.9 per three-minute increment for local calls, ￦15.95 per ten second increment for domestic long-distance calls, ￦53.9 per three-minute increment for calls to VoIP phones and ￦15.95 per ten second increment for calls to mobile phones. All usage-based fees are subject to discounts during certain low-usage periods of the day and on national holidays. The rates we charge for local calls are required to be reported to the MSIT, which has 15 days to object to such changes. For our subscribers who are initiating fixed-line telephone services, we charge a one-time nonrefundable activation fee of ￦36,000.

Calls to mobile phones are not included in the free 50 hours, and we charge ￦14.50 per ten second increment for such calls. For a premium plan with a base monthly fee of ￦16,500 (or ￦11,550 for a three year subscription commitment), calls to KT mobile subscribers are included as part of the free 50 hours.

International Long-distance. For our international long-distance services, fees for out-going calls vary based on the destination country and whether the user has subscribed to an international long-distance services plan, which can be customized based on the type of telecommunication device (mobile or fixed-line), destination countries and other customer preferences. Usage is typically measured in one-second increments. We pay a settlement fee to the relevant foreign carrier for such calls under a bilateral agreement with the foreign carrier. For incoming calls (including those placed in Korea by customers of the foreign carriers for home country direct-dial services), we receive settlement payments from the relevant foreign carrier at the applicable settlement rate specified under the relevant bilateral agreement.

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

The following table shows the interconnection charges we paid per minute (exclusive of VAT) to mobile operators for landline to mobile calls:

Effective Starting
January 1, 2022		January 1, 2023		January 1, 2024
￦	9.7	￦	9.2	￦	8.6
	9.7		9.2		8.6

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

The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIT:

	Effective Starting
	January 1, 2022		January 1, 2023		January 1, 2024
Local access (1)	￦	6.7	￦	6.3	￦	6.2
Single toll access (2)		7.6		7.2		6.9
Double toll access (3)		10.4		10.1		9.1

Source: The MSIT.

(1)	Interconnection between local switching center and local access line.

(2)	Interconnection involving access to single long-distance switching center.

(3)	Interconnection involving access to two long-distance switching centers.

VoIP Telephone Services

Our VoIP telephone services offer rate plans that charge generally lower base monthly rates and usage-based fees compared to our fixed-line telephone services. For our subscribers who are initiating VoIP telephone services, we charge a one-time nonrefundable activation fee of ￦36,000, which may be waived if the subscriber opts for self-installation.

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

Media and Content Services

Our IPTV and satellite TV service plans vary based on the package of media channels provided, availability of UHD channels and the inclusion of other value-added services. In addition to monthly rates for subscription, we charge a one-time installation fee of ￦31,400 per set-top box and a digital set-top box rental fee ranging from ￦7,700 to ￦22,000 per year that varies depending on the type of set-top box required for the service plan, which is also subject to discounts and waivers based on length of subscription commitment period. We also offer various video-on-demand contents for streaming and downloading for a fee.

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

Mobile Packages

For our mobile services, we offer family plans that provide monthly discounts of up to ￦22,110 per mobile phone subscription. Up to five members of a household may participate in our family plans.

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

To a lesser extent, we also compete with various value-added service providers and network service providers as classified under the Framework Act on Telecommunications and the Telecommunications Business Act, including MVNOs that lease mobile networks and offer mobile services, VoIP service providers that offer Internet telephone services, cable TV operators, text messaging service providers (particularly Kakao) and voice resellers, many of which offer competing services at lower prices. We also face changes in the evolving landscape of the market for media and content services arising from the increasing popularity of global OTT media services such as Netflix. In January 2023, the MSIT announced plans to encourage a fourth service provider to enter the Korean mobile service market by awarding a bandwidth license for the use of the 28 GHz spectrum and provide various measures to support the competitiveness of the new market entrant. In January 2024, Stage X, a consortium led by Stage Five, won the auction for 800 MHz of bandwidth license on the 28 GHz spectrum. However, in July 2024, the MSIT revoked Stage X’s bandwidth allocation, citing its failure to meet certain regulatory requirements for the license, and announced plans to facilitate the entry of new service providers in the future.

We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. With the launch of 5G mobile services in April 2019, competition has further intensified among the three network service providers, which has resulted in an increase in marketing expenses, as well as additional capital expenditures related to implementing 5G mobile services. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts. We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The KCC has also issued guidelines on fair competition of the telecommunications companies. In line with these guidelines, from May to September 2024, the KCC conducted its first compliance review of network usage agreements between telecommunications carriers and value-added service providers. As of the date hereof, we have not received any feedback or indication that any further action will be taken as a result of the review.

In the financial services market, our credit and check cards issued under the “BC Card” brand pursuant to co-brand agreements with member companies compete principally with cards issued by other leading credit card companies in Korea with their own merchant payment networks, such as Shinhan Card, Hyundai Card and Samsung Card. Our member companies that issue co-branded credit or check cards include NH Card, Industrial Bank of Korea and KB Kookmin Card. We also compete with service providers that provide outsourcing services related to business operations of credit card companies. Competition in the credit card and check card businesses has increased substantially as existing credit card companies, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions for their credit and check cards, as well as investing in operational infrastructure that may reduce the need for our outsourcing services.

The following tables show the market shares in our principal markets in terms of subscribers as of the dates indicated:

Mobile Services

	Market Share (%) (1)
	KT Corporation	SK Telecom	LG U+
December 31, 2022	28.5	48.3	23.2
December 31, 2023	28.5	48.4	23.1
December 31, 2024	28.2	48.7	23.1

Source: The MSIT.

(1)	Calculated in terms of the number of MNO mobile phone subscribers (not including MVNO mobile subscribers and subscribers of miscellaneous devices such as tablets and other IoT devices).

Fixed-line Local Telephone and VoIP Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2022 (1)	55.0	15.6	17.2	12.2
December 31, 2023 (1)	54.2	15.7	17.0	13.1
December 31, 2024 (1)	53.7	15.8	16.7	13.8

Source: Korea Telecommunications Operators Association.

(1)

Calculated in terms of an aggregation of the retail and corporate subscribers of (i) the three major network service providers and (ii) other fixed-line telecommunications service providers that co-use our fixed-line telecommunications infrastructure.

Broadband Internet Access Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2022	41.3	28.5	21.0	9.2
December 31, 2023	40.8	28.7	21.4	9.1
December 31, 2024	39.8	28.6	22.6	9.0

Source: The MSIT.

IPTV Services

	Market Share (%)
	KT Corporation (1)	SK Broadband	LG U+
December 31, 2022	44.3	30.6	25.1
December 31, 2023	43.6	31.2	25.2
December 31, 2024	43.3	31.2	25.5

Source: Investor relations report of each company.

(1)	Includes market share of IPTV services offered by KT Skylife.

Regulation

Under the Framework Act on Telecommunications, the Telecommunications Business Act, the Broadcasting Act and the Radio Waves Act, the MSIT has comprehensive regulatory authority over the telecommunications industry and all network service providers.

The MSIT has primary policy and regulatory responsibility for matters such as: (i) registration of network service providers and licensing of select services (the MSIT authorizes the licensing of IPTV service providers and, with the prior consent of the KCC, authorizes the licensing of satellite broadcasting companies); (ii) regulation of mergers and acquisitions, as well as license suspension and termination of network service providers; (iii) providing oversight on foreign ownership ratios in network service providers; and (iv) reviewing telecommunication matters as they relate to the public interest and approving ancillary telecommunication business activities. Additionally, the MSIT is responsible for a broad range of other policy and regulatory matters, including the administration and supervision of regulatory reporting by telecommunications companies, examination and analysis of accounting and business management practices in the industry, establishment and administration of policies governing telecommunications service fees, value-added service providers and network service providers, as well as supervision of reporting requirements of standard telecommunications service/user contracts.

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

Rates

Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the MSIT the rates and the general terms and conditions for each type of network service provided by it. However, the MSIT may object to the rates set by a market-dominating business entity within 15 days from the date of receipt of such report if there is a high risk of (i) harming the users’ interests (including unfair discrimination against specific users based on contract length and usage volume with such service provider) or (ii) harming fair competition (including the provision of telecommunication services at unfair rates compared to the wholesale price offered by other telecommunications service providers). In 1997, we and SK Telecom were designated as market-dominating business entities for local telephone service and for mobile service, respectively, which currently remains in effect. As a result, changes in our local telephone rates and in the mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT.

The repeal of the Mobile Device Distribution Improvement Act was passed on January 21, 2025, and is scheduled to be fully implemented on July 22, 2025. The repeal aims to encourage mobile service providers to offer differentiated benefits to customers. The Mobile Device Distribution Improvement Act permitted subscribers to choose between a designated handset subsidy for the purchase of a recently released mobile phone or a designated discount on the mobile service subscription rate. Starting July 22, 2025, the obligation for mobile carriers to disclose handset subsidies, as well as the regulation limiting additional subsidies provided by retailers to within 15% of the disclosed subsidy, will be abolished. Mobile service providers will be permitted to offer greater subsidies to subscribers who switch service providers, based on specific criteria designated by the KCC, such as estimated profit margins and subscriber switching costs. The repeal of the Mobile Device Distribution Improvement Act may have a material impact on the competitive landscape of the mobile telecommunications industry, as mobile service providers are given more flexibility to offer handset subsidies or discounts, which may in turn increase expenses. In addition, the MSIT may periodically announce policy guidelines that telecommunications companies are recommended to take into consideration in their telecommunications and Internet-related businesses.

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

In addition, if the number of users and the network traffic of a value-added service provider exceeds a certain threshold set by the MSIT, such value-added service provider must secure adequate measures to provide stable services to its users, which may require cooperation with other network service providers. According to an amendment to the Telecommunications Business Act effective July 2023, a value-added service provider that (i) averages greater than one million domestic users per day during the last three months of the preceding year and (ii) records domestic communication traffic volume in excess of a certain threshold set by the MSIT is obligated, among other things, to submit to the MSIT information regarding the status and its plans on measures to provide stable services, on an annual basis. Furthermore, the amended Enforcement Decree of the Telecommunications Business Act, scheduled to take effect on February 12, 2026, imposes additional obligations on value-added service providers that meet the above criteria, including: (i) operating both an online and a telephone automated response system, (ii) processing user requests in real-time and in Korean during business hours, and (iii) if real-time processing is not feasible, addressing user requests within three business days from the date of receipt. If there are justifiable reasons for not completing the process within this timeframe, the user must be informed of the reason and provided with a processing schedule.

Furthermore, pursuant to an amendment to the Telecommunications Business Act in December 2023, which became effective on June 30, 2024, a network service provider that exceeds certain thresholds set forth in the Enforcement Decree is obliged to make efforts to provide stable services by (i) taking certain technical and managerial measures, such as vulnerability analysis and assessment, and the management and monitoring of core equipment, (ii) submitting the implementation results of the technical and managerial measures to the MSIT and (iii) disclosing an annual report on the stability of its network services. Such thresholds are set forth in the amendment to the Enforcement Decree of the Telecommunications Business Act, which took effect on June 28, 2024. Under the Enforcement Decree, network service providers with annual network service sales of at least ￦1 trillion and either at least 100,000 subscribers or 500,000 lines must implement technical and managerial measures. They may be required to submit implementation results by January 31 and must publish an annual service stability report on their website by June 30. Additionally, beginning February 12, 2026, facilities-based network service providers that meet either (i) annual telecommunications service sales of at least ￦1 trillion, or (ii) at least 100,000 subscribers or 500,000 lines as of the end of the preceding year, must take appropriate technical and managerial measures to ensure stable services, submit the implementation results of these measures to the MSIT, and publicly disclose reports regarding their actions taken to maintain service stability.

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

Notwithstanding the above, pursuant to an amendment to the Telecommunications Business Act that became effective in April 2022, a company, so long as (i) its largest shareholder (determined by aggregating the shareholdings of such shareholder and its related parties) is a foreign government or a foreigner of a country that has entered into a bilateral or multilateral free trade agreement with Korea that is designated by the MSIT, and (ii) such shareholder (together with the shareholdings of its related parties) owns 15.0% or more of the issued voting stock of such entity, may own more than 49.0% of our issued shares with voting rights but may not exercise its voting rights with respect to the shares held in excess of the 49.0% ceiling until the conclusion of the MSIT’s public interest review. Furthermore, this exemption from the restriction of foreign ownership of a network service provider beyond the 49.0% threshold applies not only to a foreign government or a foreigner from an FTA Country but also to a foreign government or a foreigner from an OECD country.

In addition, the calculation of the above-referenced 49% ceiling applies to: (x) any foreign entities that have entered into a major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into an agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services. As of December 31, 2024, 49.0% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIT may require corrective measures be taken to comply with the ownership restrictions.

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

Customers and Customer Billing

We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 89.4% of our subscribers as of December 31, 2024 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

Credit Card Business

Through BC Card in which we held a 69.5% interest as of December 31, 2024, we offer various credit card processing and related financial services. BC Card is regulated and supervised as a Specialized Credit Financial Business (“SCFB”), as defined under the Specialized Credit Financial Businesses Act of Korea (“SCFBA”). The SCFBA subjects SCFB companies to licensing (for credit card businesses) and registration (for leasing, installment finance or new technology finance businesses) requirements and provides guidance and restrictions regarding capital adequacy, liquidity ratios, loans to major shareholders, reporting and other matters relating to the supervision of SCFB companies. The SCFBA delegates regulatory authority over SCFB companies to the FSC and FSS. The FSC has the authority to suspend the operations of an SCFB company for up to six months for non-compliance with certain regulations under the SCFBA and issue certain administrative orders. The FSC is also entitled to cancel a license or registration if an SCFB company fails to comply with certain SCFBA regulations or FSC administrative orders, including a suspension order.

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

Information Technology and Operational Systems

Enhancement of our information technology and operational systems and efficient utilization of such systems are important in effectively promoting our core strategies. We are committed to continually investing in and enhancing our information technology systems, which provide support to many aspects of our businesses. In June 2017, we implemented KT One System (“KOS”), a wired/wireless system integration program that unified wired/wireless workflows, structures and systems that had been separated previously. KOS has contributed to enhancing various aspects of our business processes and control systems.

Patents and Licensed Technology

The ability to obtain and protect intellectual property rights to the latest telecommunications technology is important for our business. We own or have licenses to various patents and trademarks in Korea and overseas, and have applications for patents pending in Korea and other select countries such as the United States, Europe, China and Japan. A majority of our patents registered in Korea and overseas relate to our wireless and fixed-line telecommunications, media services and technologies related to IoT and AI. In addition, we operate several research and development (“R&D”) laboratories to develop latest technology and additional platforms, as described in “Item 5.C. Research and Development, Patents and Licenses, Etc.” We license our intellectual property rights to third parties in return for periodic royal payments. We currently do not license any material technologies or patents from third parties.

Seasonality of the Business

Our main business generally does not experience significant seasonality.

Item 4.C.  Organizational Structure

These matters are discussed under Item 4.B. where relevant.

Item 4.D.  Property, Plant and Equipment

Our principal fixed asset consists of our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2024, the net book value of our property and equipment was ￦14,826 billion, of which ￦3,786 billion is accounted for by the net book value of our land, buildings and structures. As of December 31, 2024, the net book value of our investment properties, which is accounted for separately from our property and equipment, was ￦2,300 billion. Other than as may be described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

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

Exchanges

Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had approximately 19.6 million lines connected to local exchanges and 2.4 million lines connected to toll exchanges as of December 31, 2024.

All of our exchanges are fully digital and automatic in order to provide higher speed and larger volume services. In addition, all of our lines connected to toll exchanges are compatible with IP platforms.

Internet Backbone

Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 39.4 Tbps as of December 31, 2024. Our IP premium network enables us to more reliably support our IPTV, VoIP and other IP-related services. As of December 31, 2024, our IP premium network had capacity of 4.7 Tbps to support LTE data, IPTV, voice and virtual private network (“VPN”) service traffic. In addition, our 5G backbone network had capacity of 5.6 Tbps to support 5G data service traffic.

Access Lines

As of December 31, 2024, we had 26.2 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As of December 31, 2024, we had approximately 26.0 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia contents to our customers.

Transmission Networks

Our domestic fiber optic cable network consisted of 953,183 kilometers of fiber optic cables as of December 31, 2024 of which 136,974 kilometers of fiber optic cables are used to connect our backbone network and 816,209 kilometers are used to connect the backbone network to our subscribers. As of December 31, 2024, our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. Our transmission backbone network connecting major cities in Korea utilize Packet Optical Transport Network (“POTN”), and we access such network through multi-service provisioning platform (“MSPP”) architecture.

Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 52 relay sites as of December 31, 2024.

International Networks

Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and one satellite teleport in Kumsan. International traffic is handled by submarine cables and telecommunications satellites. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks. We also operate satellites periodically launched by us, as well as lease satellite capacity from other satellite operators. Data services such as international private lease circuits, IP and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, as of December 31, 2024, our international telecommunications networks were directly linked to 203 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.

As of December 31, 2024, our international Internet backbone with capacity of approximately 9,680 Gbps is connected to approximately 320 Internet service and content providers through our two Internet gateways in Busan. In addition, we operate a broadcasting backbone with capacity of 0.69 Gbps to transmit broadcasting signals from Korea to the rest of the world.

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

Our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected” and “—Occurrences of widespread infectious diseases could materially and adversely affect our business, financial condition or results of operations.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:

•	acquisition of new bandwidth licenses and usage fees;

•	researching and implementing technology upgrades and additional telecommunications services;

•	changes in the rate structure for our telecommunications services; and

•	acquisitions and disposals of interests in subsidiaries and joint ventures.

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

For all of our bandwidth licenses, we made aggregate payments of ￦319 billion in 2022, ￦327 billion in 2023 and ￦299 billion in 2024. The following table sets forth our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2024.

Spectrum	Bandwidth	License Acquisition Date	Total Payable Amount (in billions of Won)		Total remaining amount (in billions of Won)		Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Usage Fee (in billions of Won)		Annual Usage Fee Payment Term
900 MHz	20 MHz	July 1, 2021	￦	141	￦	42	￦	35	2021	￦	21	2022 to 2026
1.8 GHz	35 MHz	July 1, 2021	￦	548	￦	164	￦	137	2021	￦	82	2022 to 2026
1.8 GHz	20 MHz	Aug. 4, 2016	￦	470	￦	70	￦	118	2016	￦	35	2017 to 2026
2.1 GHz	40 MHz	Dec. 6, 2021	￦	412	￦	124	￦	103	2021	￦	62	2022 to 2026
3.5 GHz	100 MHz	Dec. 1, 2018	￦	968	￦	292	￦	242	2018	￦	73	2019 to 2028

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

We also make investments to continually upgrade our broadband network to enable better FTTH connection, which further enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media content. The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦231 billion in 2022, ￦225 billion in 2023 and ￦212 billion in 2024. We plan to continue to invest in researching and implementing network upgrades, which will entail additional operating expenses as well as capital expenditures.

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

Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business, as well as disposal or termination of such businesses from time to time. For example, in September 2021, KT Skylife, in which we held a 50.3% interest as of December 31, 2024, completed its acquisition of a 100.00% interest in KT HCN, which is Korea’s fifth largest cable operator. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and our financial condition and results of operations may be affected as a result of such acquisitions, disposals or consolidation.

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

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of profit or loss prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2022, 2023 and 2024 to our operating profit and net income or loss in our consolidated statements of profit or loss prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2022		2023		2024
	(In billions of Won)
Operating profit under IFRS as issued by the IASB	￦	1,968	￦	1,428	￦	640
Differences under K-IFRS requiring other income and other expenses to be distinguished from operating revenue		(280)		200		156
Revenue recognition of development, sale of real estate, etc.		3		22		13

Operating profit under K-IFRS	￦	1,690	￦	1,650	￦	809

	For the Year Ended December 31,
	2022		2023		2024
	(In billions of Won)
Net income under IFRS as issued by the IASB	￦	1,386	￦	972	￦	407
Revenue recognition of development, sale of real estate, etc.		3		22		13
Income tax		(1)		(5)		(3)

Profit for the year under K-IFRS	￦	1,388	￦	989	￦	417

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

•	financial service revenue, primarily consisting of fees from credit card services provided by BC Card, our consolidated subsidiary in which we held a 69.5% interest as of December 31, 2024;

•	revenue from our miscellaneous business activities categorized as “others,” including information technology and network services and rental of real estate; and

•

revenue from sale of goods, primarily handsets related to our mobile services and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Operating Expenses

Our operating expenses primarily include:

•

employee benefit costs, including salaries and wages, post-employment benefits, termination benefits (including severance benefits for voluntary and special early retirements) and share-based payments;

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

•	depreciation expenses incurred primarily in connection with our telecommunications network facilities;

•	sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;

•	service cost, primarily consisting of payments to IPTV and satellite TV content providers;

•	commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;

•	amortization expenses incurred primarily in connection with our intangible assets; and

•	interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2024 Compared to 2023

The following table presents selected income statement data and changes therein for 2023 and 2024:

	For the Year Ended December 31,				Changes
					2023 vs. 2024
	2023		2024		Amount		%
	(In billions of Won)
Operating revenue	￦	26,595	￦	26,724	￦	129	0.5%
Operating expenses		25,167		26,084		918	3.6

Operating profit		1,428		640		(788)	(55.2)
Finance income		486		918		431	88.7
Finance costs		569		995		426	74.9
Share of net profits of associates and joint ventures		(43)		9		52	N.A. (1)

Profit before income tax		1,303		572		(731)	(56.1)
Income tax expense		330		165		(165)	(50.0)

Profit for the year	￦	972	￦	407		(566)	(58.2)

N.A. means not available.

Operating Revenue

The following table presents a breakdown of our operating revenue and changes therein for 2023 and 2024:

	For the Year Ended December 31,				Changes
					2023 vs. 2024
Products and services	2023		2024		Amount		%
	(In billions of Won)
Mobile services	￦	7,140	￦	7,318	￦	178	2.5%
Fixed-line services:
Fixed-line and VoIP telephone services		1,249		1,188		(61)	(4.9)
Broadband Internet access services		2,579		2,634		56	2.2
Data communication services		1,315		1,335		20	1.6

Subtotal		5,142		5,158		15	0.3

Media and content services		3,207		3,107		(99)	(3.1)
Financial services		3,968		3,743		(225)	(5.7)
Others		3,846		4,025		179	4.7
Sale of goods (1)		3,293		3,374		81	2.5

Total operating revenue	￦	26,595	￦	26,724		129	0.5

(1)	Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Total operating revenue increased by 0.5%, or ￦129 billion, from ￦26,595 billion in 2023 to ￦26,724 billion in 2024 primarily due to increases in revenue from our information technology and network services categorized as “others” (particularly from the operation of Internet data centers and systems integration services), mobile services, sale of goods and broadband Internet access services, which impact was partially offset by decreases in revenue from financial services, media and content services and fixed-line and VoIP telephone services.

Mobile Services

Our mobile services revenue increased by 2.5%, or ￦178 billion, from ￦7,140 billion in 2023 to ￦7,318 billion in 2024 primarily due to increases in our average revenue per subscriber and the number of our MVNO mobile subscribers, as well as the reclassification of revenue generated from KT Skylife related to MVNO mobile subscribers procured by it starting in 2024, which was previously recognized under media and content services.

Our average revenue per user increased by 1.6%, or ￦559, from ￦33,965 in 2023 to ￦34,524 in 2024 mainly due to an increase in our users subscribing to 5G services and roaming services.

We recorded a 5.0% increase in our mobile subscribers from 24.9 million subscribers as of December 31, 2023 to 26.1 million subscribers as of December 31, 2024 due to (i) a 31.6% increase in our subscribers of mobile services for miscellaneous devices such as tablets and other IoT devices from 4.2 million as of December 31, 2023 to 5.6 million as of December 31, 2024 (primarily from an addition of a significant number of IoT subscribers of Korea Electric Power Corporation’s electricity usage reporting services in the second half of 2024) and (ii) a 0.6% increase in our subscribers of MVNO mobile subscribers from 7.1 million as of December 31, 2023 to 7.2 million as of December 31, 2024, the impact of which was partially offset by a 1.1% decrease in our MNO mobile phone subscribers from 13.5 million as of December 31, 2023 to 13.4 million as of December 31, 2024.

Fixed-line Services

Our fixed-line services revenue increased by 0.3%, or ￦15 billion, from ￦5,142 billion in 2023 to ￦5,158 billion in 2024, reflecting increases in revenue from broadband Internet access services and data communication services, the impact of which was partially offset by a decrease in revenue from fixed-line and VoIP telephone services.

Fixed-line and VoIP Telephone Services. Our fixed-line and VoIP telephone services revenue decreased by 4.9%, or ￦61 billion, from ￦1,249 billion in 2023 to ￦1,188 billion in 2024 primarily due to a decrease in the number of PSTN and VoIP lines in service from 12.0 million as of December 31, 2023 to 11.5 million as of December 31, 2024.

Broadband Internet Access Services. Our broadband Internet access services revenue increased by 2.2%, or ￦56 billion, from ￦2,579 billion in 2023 to ￦2,634 billion in 2024 primarily due to an increase in the number of subscribers to our premium services. The number of our KT GiGA Internet service subscribers increased from approximately 6.7 million as of December 31, 2023 to approximately 6.9 million as of December 31, 2024.

Data Communication Services. Our data communication services revenue increased by 1.6%, or ￦20 billion, from ￦1,315 billion in 2023 to ￦1,335 billion in 2024 primarily due to increases in revenue from (i) major content service providers that experienced increases in traffic volume and data usage and (ii) the provision of additional services to local governments, including installations of additional CCTVs as well as enhancements of network lines.

Media and Content Services

Our media and content services revenue decreased by 3.1%, or ￦99 billion, from ￦3,207 billion in 2023 to ￦3,107 billion in 2024 primarily due to (i) the reclassification of revenue generated from KT Skylife related to MVNO mobile subscribers procured by it as mobile services starting in 2024, and (ii) a downturn in the content creation and online advertising industries caused by deteriorating economic conditions, which in turn led to decreases in original content productions and online advertisements provided through Nasmedia and PlayD. Such impacts were partially offset by an increase in the number of IPTV subscribers opting for higher priced premium plans. The number of IPTV subscribers remained constant at approximately 9.4 million as of December 31, 2023 and 2024.

Financial Services

Financial services revenue decreased by 5.7%, or ￦225 billion, from ￦3,968 billion in 2023 to ￦3,743 billion in 2024 primarily due to a decrease in fees from credit card services of BC Card reflecting a reduction in the transaction volume of credit cards utilizing BC Card services.

Others

Other operating revenue increased by 4.7%, or ￦179 billion, from ￦3,846 billion in 2023 to ￦4,025 billion in 2024 primarily due to an increase in revenue from our information technology services, particularly from the operation of Internet data centers, as well an increase in revenue from KT Estate driven by increases in revenue from hotel operations and rental housing.

Sale of Goods

Revenue from sale of goods increased by 2.5%, or ￦81 billion, from ￦3,293 billion in 2023 to ￦3,374 billion in 2024 primarily reflecting increases in sales of educational smart devices and e-commerce products, particularly cosmetics.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2023 and 2024:

	For the Year Ended December 31,				Changes
					2023 vs. 2024
	2023		2024		Amount		%
	(In billions of Won)
Employee benefit costs	￦	4,557	￦	5,628	￦	1,071	23.5%
Depreciation		2,724		2,828		104	3.8
Depreciation of right-of-use assets		403		411		8	2.0
Amortization of intangible assets		684		639		(45)	(6.5)
Commissions		1,265		1,403		139	11.0
Interconnection charges		437		411		(26)	(5.9)
International interconnection fee		140		139		(2)	(1.2)
Purchase of inventories		3,595		3,527		(69)	(1.9)
Changes of inventories		(203)		(28)		175	(86.2)
Sales commissions		2,353		2,258		(95)	(4.0)
Service costs		2,230		2,142		(88)	(3.9)
Utilities		545		556		11	2.1
Taxes and dues		251		265		15	5.8
Rent		168		148		(20)	(11.9)
Insurance premium		67		68		2	2.6
Installation fees		174		165		(9)	(5.3)
Advertising expenses		154		169		15	10.0
Allowance for bad debts		151		151		1	0.6
Card service costs		3,189		3,009		(180)	(5.7)
Loss on disposal of property and equipment		73		90		18	24.3
Loss on disposal of intangible assets		5		10		4	82.3
Loss on disposal of right-of-use assets		2		3		0	21.9
Loss on disposal of investments in associates		—		0		0	N.A. (1)
Loss on disposal of investments in subsidiaries		—		8		8	N.A. (1)
Impairment loss on property and equipment		8		7		(1)	(8.7)
Impairment loss on intangible assets		236		239		3	1.3
Donations		25		9		(15)	(61.5)
Other allowance for bad debts		34		26		(8)	(22.4)
Others		1,902		1,802		(101)	(5.3)

Total operating expenses	￦	25,167	￦	26,084		918	3.6

N.A. means not available.

Total operating expenses increased by 3.6%, or ￦918 billion, from ￦25,167 billion in 2023 to ￦26,084 billion in 2024 primarily due to increases in employee benefit costs, changes of inventories, commissions and depreciation expenses, which impact was partially offset by decreases in card service costs, sales commissions and service cost. Specifically:

•

Employee benefit costs, which include salaries and wages, post-employment benefits and termination benefits, increased by 23.5%, or ￦1,071 billion, from ￦4,557 billion in 2023 to ￦5,628 billion in 2024 primarily due to ￦956 billion of benefits paid under our special voluntary retirement program implemented in the fourth quarter of 2024 to optimize our workforce, pursuant to which approximately 2,700 employees elected to retire early and approximately 1,700 employees chose to transfer to a newly established KT subsidiary, for which they were paid additional benefits for making this transition.

•

Changes of inventories decreased by 86.2%, or ￦175 billion, from ￦(203) billion in 2023 to ￦(28) billion in 2024 primarily due to an increase in inventories related to KT Estate’s large-scale real estate project in Gangbuk, Seoul, in 2024.

•

Commissions increased by 11.0%, or ￦139 billion, from ￦1,265 billion in 2023 to ￦1,403 billion in 2024 primarily reflecting general increases in commission costs related to system development for the launch of new services, as well as other miscellaneous commission costs.

•	Depreciation expenses increased by 3.8%, or ￦104 billion, from ￦2,724 billion in 2023 to ￦2,828 billion in 2024 primarily reflecting increase in depreciable assets.

These factors were partially offset by the following:

•

Card service costs decreased by 5.7%, or ￦180 billion, from ￦3,189 billion in 2023 to ￦3,009 billion in 2024 primarily due to a decrease in the card service costs of BC Card reflecting a reduction in the transaction volume of credit cards utilizing BC Card services.

•	Sales commissions decreased by 4.0%, or ￦95 billion, from ￦2,353 billion in 2023 to ￦2,258 billion in 2024 primarily due to a decrease in the number of newly acquired MNO mobile subscribers.

•

Service costs decreased by 3.9%, or ￦88 billion, from ￦2,230 billion in 2023 to ￦2,142 billion in 2024 primarily due to the elimination of service cost related to Lolab Co., Ltd., following our divestiture.

Operating Profit

Due to the factors described above, our operating profit decreased by 55.2%, or ￦788 billion, from ￦1,428 billion in 2023 to ￦640 billion in 2024. Our operating margin, which is operating profit as a percentage of operating revenue, decreased from 5.4% in 2023 to 2.4% in 2024.

Finance Income (Costs)

The following table presents a breakdown of our finance income and costs and changes therein for 2023 and 2024:

	For the Year Ended December 31,				Changes
					2023 vs. 2024
	2023		2024		Amount		%
	(In billions of Won)
Interest income	￦	280	￦	304	￦	24	8.6%
Gain on foreign currency transactions		27		27		(0)	(0.5)
Gain on foreign currency translation		12		44		32	264.8
Gain on derivative transactions		12		49		36	294.7
Gain on valuation of derivatives		50		399		349	700.4
Gain on disposal of trade receivables		3		—		(3)	N.A.
Gain on valuation of financial instruments		32		13		(19)	(59.5)
Others		69		82		13	18.9

Total finance income	￦	486	￦	918		431	88.7

Interest expenses	￦	356	￦	375		18	5.1
Loss on foreign currency transactions		34		49		15	43.8
Loss on foreign currency translation		96		427		331	345.9
Loss on derivative transactions		0		11		10	2,454.2
Loss on valuation of derivatives		7		4		(3)	(42.5)
Loss on disposal of trade receivables		18		8		(10)	(55.8)
Loss on valuation of financial instruments		55		112		57	103.7
Others		2		9		7	312.5

Total finance costs	￦	569	￦	995		426	74.9

N.A. means not available.

Our net loss on foreign currency translation increased by 357.4%, or ￦299 billion, from ￦84 billion in 2023 to ￦383 billion in 2024, as the Won depreciated against the U.S. dollar at year-end 2023 and further depreciated (to a much greater extent) at year-end 2024. In terms of the Market Average Exchange Rate, the Won depreciated against the U.S. dollar from ￦1,267.3 to US$1.00 as of December 31, 2022 to ￦1,289.4 to US$1.00 as of December 31, 2023, and further depreciated to ￦1,470.0 to US$1.00 as of December 31, 2024. In addition, our net loss on foreign currency transactions increased by 220.6%, or ￦15 billion, from ￦7 billion in 2023 to ￦22 billion in 2024, as the average value of the Won against the U.S. dollar depreciated in 2023 and further depreciated (to a much greater extent) in 2024. The Market Average Exchange Rate, which was ￦1,292.0 to US$1.00 as of December 31, 2022, depreciated during 2023 to an average of ￦1,305.4 to US$1.00 in 2023 and further depreciated during 2024 to an average of ￦1,364.0 to US$1.00 in 2024. Against such fluctuations, our net gain on valuation of derivatives increased by 813.7%, or ￦352 billion, from ￦43 billion in 2023 to ￦395 billion in 2024, and our net gain on derivative transactions increased by 219.0%, or ￦26 billion, from ￦12 billion in 2023 to ￦38 billion in 2024.

Our net loss on valuation of financial instruments increased by 338.5%, or ￦76 billion, from ￦23 billion in 2023 to ￦99 billion in 2024 primarily due to an increase in the valuation loss of our investments in TeamFresh Corp.

Our interest income increased by 8.6%, or ￦24 billion, from ￦280 billion in 2023 to ￦304 billion in 2024 primarily due to an increase in our interest-earning cash and cash equivalents in 2024 compared to 2023.

Our interest expenses increased by 5.1%, or ￦18 billion, from ￦356 billion in 2023 to ￦375 billion in 2024 primarily due to general increases in interest rates in Korea and abroad in 2024 compared to 2023.

Share of Net Profits (Losses) of Associates and Joint Ventures

We recognized net loss of associates and joint ventures of ￦43 billion in 2023 compared to net profit of associates and joint ventures of ￦9 billion in 2024. In 2023, our share of net loss of associates and joint ventures consisted primarily of our share of loss from (i) a real estate investment company invested by KT Estate of ￦25 billion, (ii) IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395 of ￦5 billion and (iii) Megazone Cloud Corporation of ￦5 billion, the impact of which was partially offset by our share of profit from KIF Investment Fund of ￦5 billion. In 2024, our share of net profit of associates and joint ventures consisted primarily of our share of profit from (i) Kbank of ￦44 billion and (ii) KIF Investment Fund of ￦12 billion, the impact of which was significantly offset by our share of loss from other associates and joint ventures of ￦36 billion, partly attributable to KT Investment Co., Ltd.

Income Tax Expense

Income tax expense decreased by 50.0%, or ￦165 billion, from ￦330 billion in 2023 to ￦165 billion in 2024, as our profit before income tax decreased by 56.1%, or ￦731 billion, from ￦1,303 billion in 2023 to ￦572 billion in 2024. Our effective tax rate was 25.4% in 2023 and 28.8% in 2024. See Note 29 of the notes to the Consolidated Financial Statements.

Profit for the Year

Due to the factors described above, our profit for the year decreased by 58.2%, or ￦566 billion, from ￦972 billion in 2023 to ￦407 billion in 2024. Our net profit margin, which is net profit for the year as a percentage of operating revenue, decreased from 3.7% in 2023 to 1.5% in 2024.

Segment Results—ICT

The following table presents selected income statement data of the ICT segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,				Changes
					2023 vs. 2024
	2023		2024		Amount		%
	(In billions of Won)
Operating revenue	￦	18,699	￦	18,929	￦	230	1.2%
Operating expenses		17,506		18,496		990	5.7

Operating income		1,193		433		(761)	(63.7)
Depreciation and amortization (1)		3,183		3,231		47	1.5

(1)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

The operating revenue for our ICT segment, prior to adjusting for inter-segment transactions, increased by 1.2%, or ￦230 billion, from ￦18,699 billion in 2023 to ￦18,929 billion in 2024, primarily due to increases in revenue from our mobile services, broadband Internet access services and data communication services, which impact was offset by decreases in revenue from our fixed-line and VoIP telephone services, as described above.

The operating income for our ICT segment, prior to adjusting for inter-segment transactions, decreased by 63.7%, or ￦761 billion, from ￦1,193 billion in 2023 to ￦433 billion in 2024, as the ￦990 billion increase in the segment’s operating expenses outpaced the ￦230 billion increase in operating revenue. For this segment, operating margin, which is operating profit as a percentage of total operating revenue prior to adjusting for inter-segment transactions, decreased from 6.4% in 2023 to 2.3% in 2024.

Depreciation and amortization for our ICT segment, prior to adjusting for inter-segment transactions, increased by 1.5%, or ￦47 billion, from ￦3,183 billion in 2023 to ￦3,231 billion in 2024.

Segment Results—Finance

The following table presents selected income statement data of the finance segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,				Changes
					2023 vs. 2024
	2023		2024		Amount		%
	(In billions of Won)
Operating revenue	￦	3,723	￦	3,559	￦	(165)	(4.4)%
Operating expenses		3,632		3,415		(216)	(6.0)

Operating income		92		143		52	56.4
Depreciation and amortization (1)		37		34		(4)	(9.5)

(1)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

The operating revenue for our finance segment, prior to adjusting for inter-segment transactions, decreased by 4.4%, or ￦165 billion, from ￦3,723 billion in 2023 to ￦3,559 billion in 2024 primarily due to a decrease in revenue of BC Card’s value added network business.

The operating income for our finance segment, prior to adjusting for inter-segment transactions, increased by 56.4%, or ￦52 billion, from ￦92 billion in 2023 to ￦143 billion in 2024, as the ￦216 billion decrease in the segment’s operating expenses outpaced the ￦165 billion decrease in operating revenue. For this segment, operating margin increased from 2.5% in 2023 to 4.0% in 2024.

Depreciation and amortization for our finance segment, prior to adjusting for inter-segment transactions, decreased by 9.5%, or ￦4 billion, from ￦37 billion in 2023 to ￦34 billion in 2024.

Segment Results—Satellite TV

The following table presents selected income statement data of the satellite TV segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,				Changes
					2023 vs. 2024
	2023		2024		Amount		%
	(In billions of Won)
Operating revenue	￦	715	￦	710	￦	(5)	(0.6)%
Operating expenses		785		817		33	4.2

Operating loss		(70)		(107)		(37)	53.1
Depreciation and amortization (1)		53		48		(5)	(9.0)

(1)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

Our operating revenue for the satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 0.6%, or ￦5 billion, from ￦715 billion in 2023 to ￦710 billion in 2024 due to a decrease in consolidated operating revenue of KT Skylife.

Our operating loss for the satellite TV segment, prior to adjusting for inter-segment transactions, increased by 53.1%, or ￦37 billion from ￦70 billion in 2023 to ￦107 billion in 2024, as the ￦33 billion increase in the segment’s operating expenses was enhanced by the ￦5 billion decrease in operating revenue. Operating loss margin for this segment increased from 9.8% in 2023 to 15.1% in 2024.

Depreciation and amortization for our satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 9.0%, or ￦5 billion, from ￦53 billion in 2023 to ￦48 billion in 2024.

Segment Results—Real Estate

The following table presents selected income statement data of the real estate segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,				Changes
					2023 vs. 2024
	2023		2024		Amount		%
	(In billions of Won)
Operating revenue	￦	500	￦	547	￦	47	9.4%
Operating expenses		427		462		35	8.2

Operating income		73		85		12	16.1
Depreciation and amortization (1)		71		69		(1)	(1.8)

(1)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

The operating revenue for our real estate segment, prior to adjusting for inter-segment transactions, increased by 9.4%, or ￦47 billion, from ￦500 billion in 2023 to ￦547 billion in 2024 primarily due to increases in revenues from apartment presales and hotel operations.

The operating income for our real estate segment, prior to adjusting for inter-segment transactions, increased by 16.1%, or ￦12 billion, from ￦73 billion in 2023 to ￦85 billion in 2024, as the ￦47 billion increase in the segment’s operating revenue outpaced the ￦35 billion increase in operating expenses. Operating margin for this segment increased from 14.7% in 2023 to 15.6% in 2024.

Depreciation and amortization for our real estate segment, prior to adjusting for inter-segment transactions, decreased by 1.8%, or ￦1 billion, from ￦71 billion in 2023 to ￦69 billion in 2024.

Segment Results—Others

The following table presents selected income statement data of the others segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,				Changes
					2023 vs. 2024
	2023		2024		Amount		%
	(In billions of Won)
Operating revenue	￦	8,145	￦	8,223	￦	78	1.0%
Operating expenses		8,048		8,157		110	1.4

Operating income		98		66		(32)	(32.8)
Depreciation and amortization (1)		585		605		20	3.4

(1)	Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.

The operating revenue for our others segment, prior to adjusting for inter-segment transactions, increased by 1.0%, or ￦78 billion, from ￦8,145 billion in 2023 to ￦8,223 billion in 2024, primarily due to an increase in revenue from our information technology and network services, particularly from the operation of Internet data centers and systems integration services.

The operating income for our others segment, prior to adjusting for inter-segment transactions, decreased by 32.8%, or ￦32 billion, from ￦98 billion in 2023 to ￦66 billion in 2024, as the ￦110 billion increase in the segment’s operating expenses outpaced the ￦78 billion increase in the segment’s operating revenue. Operating margin for this segment decreased from 1.2% in 2023 to 0.8% in 2024.

Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, increased by 3.4%, or ￦20 billion, from ￦585 billion in 2023 to ￦605 billion in 2024.

Operating Results—2023 Compared to 2022

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

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for 2022 and 2023:

	For the Year Ended December 31,				Changes
					2022 vs. 2023
	2022		2023		Amount		%
	(In billions of Won)
Employee benefit costs	￦	4,496	￦	4,557	￦	61	1.4%
Depreciation		2,637		2,724		86	3.3
Depreciation of right-of-use assets		396		403		7	1.6
Amortization of intangible assets		622		684		62	9.9
Commissions		1,295		1,265		(31)	(2.4)
Interconnection charges		480		437		(43)	(8.9)
International interconnection fee		186		140		(46)	(24.6)
Purchase of inventories		3,656		3,595		(61)	(1.7)
Changes of inventories		(195)		(203)		(8)	4.1
Sales commissions		2,354		2,353		(1)	(0.0)
Service costs		2,334		2,230		(104)	(4.5)
Utilities		368		545		176	47.9
Taxes and dues		277		251		(26)	(9.5)
Rent		161		168		7	4.2
Insurance premium		68		67		(2)	(2.2)
Installation fees		150		174		24	16.1
Advertising expenses		196		154		(42)	(21.4)
Allowance for bad debts		115		151		35	30.5
Card service costs		3,128		3,189		62	2.0
Loss on disposal of property and equipment		81		73		(9)	(10.7)
Loss on disposal of intangible assets		7		5		(2)	(24.0)
Loss on disposal of right-of-use assets		2		2		(0)	(9.9)
Impairment loss on property and equipment		16		8		(8)	(51.1)
Impairment loss on intangible assets		31		236		205	662.8
Donations		16		25		9	57.7
Other allowance for bad debts		18		34		17	94.4
Others		1,370		1,902		533	38.9

Total operating expenses	￦	24,266	￦	25,167		901	3.7

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

•

Impairment loss on intangible assets increased by 662.8%, or ￦205 billion, from ￦31 billion in 2022 to ￦236 billion in 2023 primarily due to (i) impairment of goodwill of ￦119 billion related to Epsilon Global Communications Pte. Ltd. in 2023 and (ii) impairment of goodwill of ￦98 billion related to KT HCN in 2023.

•	Utilities increased by 47.9%, or ￦176 billion, from ￦368 billion in 2022 to ￦545 billion in 2023 primarily due to increases in unit prices of electricity and our usage volume thereof.

•	Depreciation expenses increased by 3.3%, or ￦86 billion, from ￦2,637 billion in 2022 to ￦2,724 billion in 2023 primarily reflecting increase in depreciable assets.

These factors were partially offset by the following:

•	Service costs decreased by 4.5%, or ￦104 billion, from ￦2,334 billion in 2022 to ￦2,230 billion in 2023 primarily due to decreases in corporate messaging volume and interconnection fees.

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

Our net loss on foreign currency translation decreased by 46.6%, or ￦73 billion, from ￦157 billion in 2022 to ￦84 billion in 2023, as the Won depreciated against the U.S. dollar at year-end 2022 and further depreciated (to a lesser extent) at year-end 2023. In terms of the Market Average Exchange Rate, the Won depreciated against the U.S. dollar from ￦1,185.5 to US$1.00 as of December 31, 2021 to ￦1,267.3 to US$1.00 as of December 31, 2022, and further depreciated to ￦1,289.4 to US$1.00 as of December 31, 2023. In addition, our net loss on foreign currency transactions decreased by 47.9%, or ￦6 billion, from ￦13 billion in 2022 to ￦7 billion in 2023, as the average value of the Won against the U.S. dollar depreciated in 2022 and further depreciated (to a lesser extent) in 2023. The Market Average Exchange Rate, which was ￦1,144.4 to US$1.00 as of December 31, 2021, depreciated during 2022 to an average of ￦1,292.0 to US$1.00 in 2022 and further depreciated during 2023 to an average of ￦1,305.4 to US$1.00 in 2023. Against such fluctuations, our net gain on valuation of derivatives decreased by 73.2%, or ￦118 billion, from ￦161 billion in 2022 to ￦43 billion in 2023, and our net gain on derivative transactions decreased by 54.9%, or ￦14 billion, from ￦26 billion in 2022 to ￦12 billion in 2023.

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

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2022		2023		2024
	(In billions of Won)
Net cash inflow from operating activities	￦	3,597	￦	5,503	￦	5,066
Net cash outflow from investing activities		(4,839)		(4,621)		(2,845)
Net cash inflow (outflow) from financing activities		669		(453)		(1,390)
Cash and cash equivalents at beginning of the year		3,020		2,449		2,880
Cash and cash equivalents at end of the year		2,449		2,880		3,717
Net increase (decrease) in cash and cash equivalents		(571)		430		837

Capital Requirements

Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ￦3,440 billion in 2022, ￦3,693 billion in 2023 and ￦2,909 billion in 2024, for the acquisition of property and equipment and investment properties. In addition, we used cash of ￦545 billion in 2022, ￦479 billion in 2023 and ￦439 billion in 2024 for the acquisition of intangible assets, which consisted primarily of acquisition of bandwidth licenses. In our financing activities, we used cash of ￦2,843 billion in 2022, ￦5,275 billion in 2023 and ￦4,733 billion in 2024, for repayments of borrowings (including debentures). From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships, as well as repurchases of our shares. We used cash of ￦0 in 2022, ￦300 billion in 2023 and ￦27 billion in 2024 for the repurchase of our shares.

Our cash dividends paid to shareholders and non-controlling interests amounted to ￦477 billion in 2022, ￦527 billion in 2023 and ￦872 billion in 2024.

We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments (including for bandwidth licenses) will represent the most significant use of funds for the next several years. We currently expect our capital expenditures for the acquisition of property and equipment and investment property and acquisition of intangible assets in 2025 to remain at a similar level compared to those in 2024 on a standalone basis. However, the actual amount remains subject to adjustment depending on market conditions, our results of operations and changes in our build-out plan for our telecommunications network and other infrastructure. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships.

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

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net cash provided by operating activities, including profits for the year, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded profits for the year of ￦1,386 billion in 2022, ￦972 billion in 2023 and ￦407 billion in 2024 as discussed in “Item 5.A. Operating Results.” Non-cash expense adjustments in our statement of cash flows from depreciation, amortization of intangible assets and depreciation of right-of-use assets amounted to ￦3,711 billion in 2022, ￦3,868 billion in 2023 and ￦3,930 billion in 2024, primarily reflecting our capital investment activities during the recent years, including our payments on bandwidth licenses for our operations, investments in network infrastructures and acquisition of real estate.

We had net proceeds from borrowings and debentures, after adjusting for repayments of borrowings and debentures, of ￦1,391 billion in 2022 and ￦106 billion in 2023, and net repayments of borrowings and debentures, after adjusting for proceeds from borrowings and debentures, of ￦135 billion in 2024. Long-term borrowings, excluding current installments, were ￦8,180 billion in December 31, 2022, ￦7,160 billion as of December 31, 2023 and ￦6,616 billion as of December 31,

2024. Total short-term borrowings were ￦1,827 billion as of December 31, 2022, ￦3,059 billion as of December 31, 2023 and ￦3,905 billion as of December 31, 2024. We periodically increase our short-term borrowings and adjust our long-term debt financing levels depending on changes in our capital requirements. For the maturity profile of our borrowings, their currency denomination and interest rates, see Note 15 of the notes to the Consolidated Financial Statements. Under our borrowing policy, we continually take into consideration various factors, including financial market conditions and our business environment, in order to decide on specific terms of the borrowing, such as borrowing amount, maturity date, currency denomination and type of interest rate (fixed or floating). We also strive to prudently manage our borrowing level and mitigate our refinancing risks through various methods, including diversification of currency denominations and borrowing lines. Our debt-to-equity ratio, which is calculated by dividing total liabilities by total equity, was 123% as of December 31, 2022, 131% as of December 31, 2023 and 134% as of December 31, 2024.

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

Our total equity was ￦18,413 billion as of December 31, 2022, ￦18,543 billion as of December 31, 2023 and ￦17,968 billion as of December 31, 2024.

Liquidity

We had a working capital (current assets minus current liabilities) surplus of ￦1,991 billion as of December 31, 2022, ￦1,347 billion as of December 31, 2023 and ￦340 billion as of December 31, 2024.

The following table sets forth the summary of our significant current assets for the years indicated:

	As of December 31,
	2022		2023		2024
	(In billions of Won)
Cash and cash equivalents	￦	2,449	￦	2,880	￦	3,717
Trade and other receivables, net		6,098		7,170		6,147
Inventories, net		718		988		1,055
Other financial assets		1,322		1,440		1,344

Our cash and cash equivalents (substantially all of which are in Won) totaled ￦2,449 billion as of December 31, 2022, ￦2,880 billion as of December 31, 2023 and ￦3,717 billion as of

December 31, 2024. As of December 31, 2024, we held approximately 97.3% of our cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies. Other current financial assets primarily consist of financial instruments, available-for-sale financial assets and derivative assets used for hedging. For a discussion of our use of financial instruments for hedging purposes, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.

The following table sets forth the summary of our significant current liabilities for the years indicated:

	As of December 31,
	2022		2023		2024
	(In billions of Won)
Trade and other payables	￦	7,333	￦	8,055	￦	7,395
Borrowings		1,827		3,059		3,905

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. As of December 31, 2024, we entered into various commitments with financial institutions totaling ￦3,415 billion, US$2,185 million, and EUR 7 million, of which ￦542 billion, US$2,185 million and EUR 7 million were used. See Note 19 of the notes to the Consolidated Financial Statements. Of the ￦10,521 billion total borrowings (including short-term borrowings) outstanding as of December 31, 2024, ￦3,353 billion was denominated in foreign currencies. See Note 15 of the notes to the Consolidated Financial Statements. Upon the identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to manage such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk and Interest Rate Risk.” We have not had, and do not anticipate that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Item 5.C.  Research and Development, Patents and Licenses, Etc.

In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we engage in research and development (“R&D”) activities together with our various business units and also operate the following R&D laboratories:

•	Responsible AI Policy and Technology Leadership (“AI Future”) R&D laboratory;

•	Development of Multi-Modal AI Core Technologies (“Gen AI”) R&D laboratory;

•	Development of AI Agent Core Technologies and Commercial Agents (“Agentic”) R&D laboratory; and

•	Implementation of Data Science Across KT’s Business and CDO Office (“Decision Intelligence”) R&D laboratory.

As of December 31, 2024, KT Corporation had 3,807 domestic and 1,999 international registered patents.

The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects.

Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦231 billion in 2022, ￦225 billion in 2023 and ￦212 billion in 2024.

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

All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market exceed ￦2,000 billion as of the end of the preceding year, which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors, with outside directors being the majority of the board of directors. Under our articles of incorporation, the term of office for a director is up to three years. The term of office for an outside director may be up to six years, pursuant to the Commercial Code of Korea. The term of office for our outside directors is currently three years. The terms for both an inside director and an outside director are, however, extended to the close of the annual shareholders’ meeting convened with respect to the last full fiscal year of a director’s term of office. If the term of office for a director is not completed and ends before the close of the annual general shareholders’ meeting and a new director is appointed in his or her place, the term of office for such replacement director will coincide with the uncompleted remaining term of office of his or her predecessor.

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

Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)

Young Shub Kim	Representative Director and Chief Executive Officer	August 2023	April 10, 1959	March 2026
Chang-Seok Seo	Senior Executive Vice President, Network Group	August 2023	July 5, 1967	March 2026

Outside Directors (1)

Seongcheol Kim	Professor, School of Media and Communication, Korea University	June 2023	June 12, 1964	March 2028
Yong-Hun Kim	Partner, DR & AJU LLC	March 2022	March 29, 1955	March 2028
YangHee Choi	President, Hallym University	June 2023	July 27, 1955	March 2026
Woo-Young Kwak	Former Chairman of Steering Committee, Vehicle IT Fusion and Innovation Center, Ministry of Science and ICT	June 2023	September 3, 1956	March 2028
Jong Soo Yoon	Senior Advisor, Kim & Chang	June 2023	August 13, 1958	March 2026
Yeong Kyun Ahn	Board member of IFAC	June 2023	February 6, 1959	March 2026
Seung Hoon Lee	Member of the Steering Committee—Korea Investment Corporation	June 2023	December 25, 1962	March 2028
Seung Ah Theresa Cho	Professor, Strategic Management and International Business, Seoul National University Business School	June 2023	October 22, 1967	March 2026

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.

Our “Representative Director” is authorized to perform all judicial and extra-judicial acts relating to our business. Our shareholders elect the Representative Director in accordance with the provisions of the Commercial Code and our articles of incorporation. In June 2023, we amended our articles of incorporation in efforts to add more rigor and transparency to the process of selecting our Representative Director. Our Director Candidate Recommendation Committee conducts the investigation on, and composition of, a pool of candidates and selects the representative director candidates whose candidacy will be further examined. Subsequently, the Director Candidate Recommendation Committee examines and selects Representative Director candidates and submits an examination report of such candidates to our board of directors. The Representative Director candidate recommended by our board of directors is nominated at the shareholders’ meeting.

Under our articles of incorporation, the board of directors must submit a draft management contract between KT Corporation and the Representative Director candidate covering our management objectives to the shareholders’ meeting at the time of candidate nomination to the meeting. When the draft management contract has been approved at the shareholders’ meeting, we enter into such management contract with the Representative Director. In such case, the chairperson of the board of directors, on our behalf, signs the management contract. In March 2020, our articles of incorporation were amended to have management goals be set based on objectives that can be accomplished during a Representative Director’s term in office.

The board of directors may conduct performance review discussions to determine if the new Representative Director performed his or her duties under the management contract, or hire a professional evaluation agency for such purpose. If the board of directors determines, based on the results of the performance review, that the new Representative Director has failed to achieve the management goals, it may propose to dismiss the Representative Director at a shareholders’ meeting.

Senior Management

In addition to our inside directors who are also our executive officers, we have the following executive officers as of April 1, 2025:

Name	Title and Responsibility	Year of Birth
Chang-Yong Ahn	Senior Executive Vice President, Enterprise Business Group	1966
Seung-Phil Oh	Senior Executive Vice President, Tech Innovation Group	1970
Young-Bok Lee	Senior Executive Vice President, Legal Affairs Office	1961
Hyeon-Seuk Lee	Senior Executive Vice President, Customer Business Group	1966
Hyun-Kyu Lim	Senior Executive Vice President, Corporate Management Group	1964
Choong-Rim Ko	Executive Vice President, Group Human Resources Office	1967
Kwang-Dong Kim	Executive Vice President, Corporate Relations Office	1970
Byung-Kyun Kim	Executive Vice President, Daegu/Gyeongbuk Regional Headquarter	1968
Young-In Kim	Executive Vice President, Western Seoul Regional Headquarter	1968
Young-Ho Kim	Executive Vice President, Southern Seoul Regional Headquarter	1966
Won-Tae Kim	Executive Vice President, Strategic Customer Business Unit	1969
Chae-Hee Kim	Executive Vice President, Media Business Group	1974
Song-Yul Park	Executive Vice President, Northern Seoul/Gangwon Regional Headquarter	1969
Hyo-Il Park	Executive Vice President, Strategy Office	1970
Jeong-Hyun Seo	Executive Vice President, Legal Consulting Group	1971
Jin-Ho Yang	Executive Vice President, Litigation Consulting Group	1973
Kyung-Hwa Ok	Executive Vice President, IT Ops Unit	1968
Yong-Kyu Yoo	Executive Vice President, Public Customer Business Unit	1971
Won-Joon Lee	Executive Vice President, Procurement Office	1967
Jong-Sik Lee	Executive Vice President, Future Network Laboratory	1972
Chang-Ho Yi	Executive Vice President, Chungnam/Chungbuk Regional Headquarter	1972
Min Jang	Executive Vice President, Financial Management Office	1968
Woo-Jin Jung	Executive Vice President, Strategy&Business Consulting Group	1975
Jae-Wook Jeong	Executive Vice President, Busan/Gyeongnam Regional Headquarter	1972
Eui-Jeung Choo	Executive Vice President, Audit Office	1976
Seong-Kwon Kang	Senior Vice President, Cloud Lead	1971
Lee-Hwan Kang	Senior Vice President, Micro Enterprise Business Unit	1970
Jae-Hyung Koo	Senior Vice President, Network Technology Unit	1972
Hye-Jin Kwon	Senior Vice President, Network Strategy Unit	1971
Hee-Keun Kwon	Senior Vice President, Marketing Innovation Business Unit	1970
Mong-Ryong Kim	Senior Vice President, Western Seoul Enterprise Customer Sales Headquarter	1971
Young-Geol Kim	Senior Vice President, Service Product Unit	1973
Young-Min Kim	Senior Vice President, IT Dev Unit	1971
Yong-Nam Kim	Senior Vice President, Jeonnam/Jeonbuk Enterprise Customer Sales Headquarter	1969
You-Tae Kim	Senior Vice President, Corporate Strategy Department	1972
Jee-Hyeon Kim	Senior Vice President, Partnership & Investment Department	1969
Jin-Chul Kim	Senior Vice President, Jeonnam/Jeonbuk Regional Headquarter	1967
Hoon-Dong Kim	Senior Vice President, AI Lead	1976
Hyeong-Rae Roh	Senior Vice President, Busan/Gyeongnam Enterprise Customer Sales Headquarter	1970
Je-Hoon Myung	Senior Vice President, Service Product Unit	1972
Min-Woo Bahk	Senior Vice President, Modern IT Lead	1971
Chul-Woo Park	Senior Vice President, Finance Customer Business Unit	1975
Cheal-Ho Park	Senior Vice President, Corporate Relations Office Communication Policy Department	1972
Soon-Min Bae	Senior Vice President, AI Future Lab	1980
Won-Je Sung	Senior Vice President, Southern Seoul Enterprise Customer Sales Headquarter	1972
Je-Hyun Sung	Senior Vice President, Northern Seoul/Gangwon Enterprise Customer Sales Headquarter	1972
Jeung-Yeup Son	Senior Vice President, Device Business Unit	1972
Seung-Ho Song	Senior Vice President, SPA Unit	1974
Young-Tae Song	Senior Vice President, Chungnam/Chungbuk Enterprise Customer Sales Headquarter	1967
Chang-Seog Song	Senior Vice President, Safety&Health Office	1970
Dong-Hoon Shin	Senior Vice President, Gen AI Lab	1976

Name	Title and Responsibility	Year of Birth
Young-Woon Shin	Senior Vice President, Group Human Resources Department	1971
Jong-Su Shin	Senior Vice President, Media Strategy Unit	1977
Sung-Min Oh	Senior Vice President, Sales Operating & Channel Business Unit	1972
Tae-Sung Oh	Senior Vice President, ESG Management & Implementation Office	1968
Taek-Gyun Oh	Senior Vice President, Network O&M Innovation Unit	1968
Jung-Han Woo	Senior Vice President, TMO Unit	1974
Man-Ho Won	Senior Vice President, Experience Engineering Unit	1974
Seo-Bong Yu	Senior Vice President, AX Business Unit	1975
Kyung-A Yoon	Senior Vice President, Agentic AI Lab	1973
Byoung-Hyu Yoon	Senior Vice President, Chungnam/Chungbuk Customer Sales Headquarter	1972
Sang-Woong Yoon	Senior Vice President, Corporate Relations Office AX Policy Department	1977
Young-Kyoon Yun	Senior Vice President, IR Department	1971
Jin-Hyoun Youn	Senior Vice President, Platform Technology Unit	1968
Tae-Sik Yoon	Senior Vice President, Brand Strategy Office	1969
Kyong-Chae Yi	Senior Vice President, Western Seoul Customer Sales Headquarter	1971
Byeong-Moo Lee	Senior Vice President, AX Innovation Support Department	1971
Sang-Ki Lee	Senior Vice President, Global Cooperation Department	1970
Sung-Kyu Lee	Senior Vice President, Northern Seoul/Gangwon Network O&M Headquarter	1969
Se-Jung Lee	Senior Vice President, Decision Intelligence Lab	1974
Jeong-Soo Lee	Senior Vice President, CEO Support Office	1972
Jung-Woo Lee	Senior Vice President, Public Relations Office	1971
Jin-Kwon Yi	Senior Vice President, Enterprise Business Implementation Unit 1	1969
Bo-Heon Im	Senior Vice President, Busan/Gyeongnam Network O&M Headquarter	1967
Hye-Jin Lim	Senior Vice President, Legal Consulting Group Legal Consulting Department	1978
Byung-Gwan Jang	Senior Vice President, Win-Win Cooperation Unit	1970
Seung-Rok Jeon	Senior Vice President, GTM Unit	1977
Kil-Sung Jung	Senior Vice President, Strategy-Planning Department	1974
Seon-Il Jeong	Senior Vice President, Jeonnam/Jeonbuk Network O&M Headquarter	1968
Chan-Ho Jung	Senior Vice President, Human Resources Development Department	1968
Young-Geun Ji	Senior Vice President, Southern Seoul Network O&M Headquarter	1972
Young-Sim Jin	Senior Vice President, Education Business Cooperation Department	1972
Kwang-Chul Choi	Senior Vice President, IPTV Business Unit	1971
Dong-Ryul Choi	Senior Vice President, Daegu/Gyeongbuk Enterprise Customer Sales Headquarter	1971
Yung Choi	Senior Vice President, Financial Planning Department	1971
Woo-Hyung Choi	Senior Vice President, Network Core Service Unit	1970
Ho-Chang Choi	Senior Vice President, On External Training	1971
Soo-Kyung Han	Senior Vice President, Corporate Synergy Department	1977
Tae-Won Hur	Senior Vice President, Compliance Office	1970
Tae-Jun Heo	Senior Vice President, Enterprise Business Unit	1970
Hae-Chon Hong	Senior Vice President, Enterprise Business Implementation Unit 2	1972
Kyeng-Hee Hwang	Senior Vice President, Daegu/Gyeongbuk Network O&M Headquarter	1970

Item 6.B.  Compensation

Compensation of Directors and Executive Officers

In 2024, the aggregate compensation paid to and accrued for all directors and executive officers was approximately ￦43.3 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was approximately ￦4.3 billion.

The compensation of our directors and executive officers in 2024 that was disclosed on an individual basis in Korea was as follows:

Name	Position	Total Compensation in 2024	Composition of Total Compensation
(In millions of Won)
Young-Shub Kim	Chief Executive Officer	￦901	￦556 (salary); ￦332 (bonus); ￦13 (benefits)
Chang-Seok Seo	Inside Director	￦750	￦392 (salary); ￦339 (bonus); ￦19 (benefits)
Hyeon-Seuk Lee	Senior Executive Vice President	￦683	￦355 (salary); ￦302 (bonus); ￦26 (benefits)
Soo-Jung Shin	Former Senior Executive Vice President	￦1,677	￦408 (salary); ￦224 (bonus); ￦22 (benefits); ￦1,023 (severance pay)
Hoon-Bae Kim	Former Executive Vice President	￦949	￦230 (salary); ￦177 (bonus); ￦22 (benefits); ￦520 (severance pay)

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

Item 6.C.  Board Practices

As of April 15, 2025, none of our inside or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.

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

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is comprised of all of our outside directors. The chairperson is Seongcheol Kim. The committee’s duties include (i) authorizing the investigation and composition of a pool of internal and external Representative Director candidates, (ii) examining the Representative Director candidates selected under the examination criteria determined by our board of directors, selecting the Representative Director candidates pursuant to such criteria and reporting to the board of directors the outcome of the examination and (iii) reviewing the qualifications of outside director candidates and proposing nominees to our shareholders for consideration at the general shareholders’ meeting.

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

Audit Committee

Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds of the Audit Committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is comprised of Yeong Kyun Ahn, Yong-Hun Kim, Seong Hoon Lee, Seung Ah Theresa Cho and Seongcheol Kim. The chairperson is Yeong Kyun Ahn. Yeong Kyun Ahn serves as the financial expert of the Audit Committee. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.

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

Item 6.D.  Employees

On a standalone basis, we had 16,927 employees as of December 31, 2024, compared to 19,737 employees as of December 31, 2023 and 20,544 employees as of December 31, 2022.

Labor Relations

We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.

As of December 31, 2024, approximately 76.7% of the employees of KT Corporation were members of labor unions. The representative of the labor unions negotiates a collective bargaining agreement with us every two years, and our current collective bargaining agreement expires on October 9, 2025. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.

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

Employee Stock Ownership and Benefits

We operate an employee stock ownership plan (the “ESOP”) with the purpose of enabling our employees to build financial assets, enhancing corporate productivity, and fostering cooperative labor-management relations. Through the ESOP, our employee stock ownership association owned 3.20% of our issued shares as of December 31, 2024.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦215 billion as of December 31, 2024. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

Employee Training

The objective of our training program is to develop professionals who can create value for our customers by leveraging core digital transformation technologies such as telecommunications, AI, big data and cloud computing. To support the development of our employees, we provide individually tailored curricula based on competency assessments, who complete an average of approximately 77 hours of training per year. We also operate a Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition reimbursements to select employees who pursue graduate programs in Korea, as well as provide financial assistance to those who pursue work-related professional licenses or study foreign languages.

Item 6.E.  Share Ownership

Ordinary Shares

The persons who currently serve as our directors or executive officers held, as a group, 223,780 common shares as of April 3, 2025. The table below shows the ownership of our ordinary shares by our directors and executive officers as of April 3, 2025:

Shareholders	Number of Common Shares Owned
Young Shub Kim	7,282
Chang-Seok Seo	17,826
Seongcheol Kim	357
Yong-Hun Kim	811
YangHee Choi	357
Woo-Young Kwak	357
Jong Soo Yoon	357
Yeong Kyun Ahn	357
Seung Hoon Lee	357
Seung Ah Theresa Cho	357
Chang-Yong Ahn	10,272
Hyeon-Seuk Lee	13,902
Choong-Rim Ko	2,446
Kwang-Dong Kim	2,323
Byung-Kyun Kim	8,560
Young-In Kim	8,255
Young-Ho Kim	8,254
Chae-Hee Kim	10,816
Song-Yul Park	1,003

Shareholders	Number of Common Shares Owned
Hyo-Il Park	10,636
Jeong-Hyun Seo	2,909
Jin-Ho Yang	6,132
Kyung-Hwa Ok	11,372
Yong-Kyu Yoo	10,274
Won-Joon Lee	2,983
Jong-Sik Lee	8,919
Chang-Ho Yi	10,749
Min Jang	745
Jae-Wook Jeong	10,693
Eui-Jeung Choo	200
Jae-Hyung Koo	2,876
Hye-Jin Kwon	5,985
Hee-Keun Kwon	2,136
Mong-Ryong Kim	36
Young-Geol Kim	735
Yong-Nam Kim	786
Jee-Hyeon Kim	586
Jin-Chul Kim	2,443
Hyeong-Rae Roh	262
Je-Hoon Myung	2,601
Cheal-Ho Park	147
Soon-Min Bae	8,785
Won-Je Sung	2,854
Je-Hyun Sung	647
Jeung-Yeup Son	208
Young-Tae Song	939
Chang-Seog Song	281
Sung-Min Oh	302
Tae-Sung Oh	1,018
Byoung-Hyu Yoon	157
Jin-Hyoun Youn	1,784
Kyong-Chae Yi	111
Byeong-Moo Lee	169
Sung-Kyu Lee	147
Jeong-Soo Lee	153
Jung-Woo Lee	265
Jin-Kwon Yi	147
Bo-Heon Im	1,013
Hye-Jin Lim	451
Kil-Sung Jung	2,872
Seon-Il Jeong	307
Chan-Ho Jung	158
Young-Sim Jin	4,763
Kwang-Chul Choi	183
Dong-Ryul Choi	81
Yung Choi	1,547
Woo-Hyung Choi	147
Ho-Chang Choi	3,128
Soo-Kyung Han	257
Tae-Jun Heo	2,052
Hae-Chon Hong	147
Kyeng-Hee Hwang	253

Total	223,780

Share-based Payments

We have granted share-based payments to our chief executive officer, inside directors, outside directors and executive officers. For details of our share-based payments, see Note 24 of the notes to the Consolidated Financial Statements.

Item 6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item  7.  Major Shareholders and Related Party Transactions

Item  7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2024:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Service	19,572,583	7.77%
Shinhan Financial Group Co., Ltd	14,525,096	5.76%
Hyundai Motor Company	12,251,234	4.86%
Silchester International Investors LLP	12,154,357	4.82%
Hyundai Mobis Co., Ltd.	8,094,466	3.21%
Employee stock ownership association	8,057,639	3.20%
KT Corporation (held in the form of treasury stock)	6,188,739	2.46%
Director as a group	28,418	0.01%
Public	171,149,153	67.91%

Total issued shares	252,021,685	100.00%

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

From April 2021 to April 2024, 568 of our subscribers have filed seven class action lawsuits claiming damages totaling approximately ￦0.6 billion alleging poor service quality of our 5G mobile services. There can be no assurance that such class action lawsuits may not result in additional subscribers making similar claims in the future. We intend to vigorously defend against such lawsuits, but there can be no assurance that such lawsuits will not lead to compensation for our 5G subscribers, which may lead to significant expenses.

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

In May 2024, we filed a lawsuit against Ssangyong Engineering & Construction Co., Ltd. (“Ssangyong”) seeking a court declaration that no additional payment obligations exist under the construction contract for a building constructed for us in Pangyo, Korea. In June 2024, Ssangyong filed a counterclaim against us, demanding an additional construction payment of ￦5 billion. Ssangyong has also indicated that it intends to increase the claim amount following completion of the court appraisal process. We intend to vigorously defend against such lawsuit.

The Korea Fair Trade Commission conducted an investigation into us, along with two other major telecommunications providers, for potential violations of the Fair Trade Act, alleging that the companies had conferred in (i) limiting the overall level of mobile service subscribers switching service providers and (ii) setting the range of sales incentives offered to authorized dealers. In March 2025, the Korea Fair Trade Commission held a plenary session and, based on its press release dated March 12, 2025, announced its intention to impose an aggregate provisional fine of approximately ￦114 billion (including a provisional fine of ￦33 billion on us), and to issue a corrective order aimed at prohibiting similar joint conduct in the future. The fines were calculated based on preliminary figures, prior to the final confirmation of related sales and mobile number portability subscriber data. The fines may be adjusted following the submission of updated data. Upon receipt of the final decision from the Korea Fair Trade Commission, we intend to vigorously defend against the alleged violations.

For a description of our additional legal proceedings, see “Item 3. Key Information—Item 3.D. Risk Factors—Legal cases involving our political donations and other incidents and allegations could have a material adverse effect on our business, reputation and stock price.”

As of December 31, 2024, we have established provisions relating to litigation proceedings of ￦22 billion. See Notes 16 and 19 of the notes to the Consolidated Financial Statements.

Dividends

The table below sets forth the interim and annual dividends declared on the outstanding ordinary shares with respect to the years ended December 31, 2022, 2023 and 2024. The annual dividend was paid in the immediately following year, and the interim dividends were paid in the same year.

Dividend Type	Dividend per Ordinary Share
(In Won)
Interim dividend (for the period ended March 31, 2022)	—
Interim dividend (for the period ended June 30, 2022)	—
Interim dividend (for the period ended September 30, 2022)	—
Annual dividend (for the year ended December 31, 2022)	1,960
Interim dividend (for the period ended March 31, 2023)	—
Interim dividend (for the period ended June 30, 2023)	—
Interim dividend (for the period ended September 30, 2023)	—
Annual dividend (for the year ended December 31, 2023)	1,960
Interim dividend (for the period ended March 31, 2024)	500
Interim dividend (for the period ended June 30, 2024)	500
Interim dividend (for the period ended March 31, 2024)	500
Annual dividend (for the year ended December 31, 2024)	500

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

Item 9.C.  Markets

Please refer to “Item 9.A. Offering and Listing Details.”

Item 9.D.  Selling Shareholders

Not applicable.

Item 9.E.  Dilution

Not applicable.

Item 9.F.  Expenses of the Issuer

Not applicable.

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value ￦5,000 per share (“Ordinary Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Ordinary Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued share capital. As of December 31, 2024, 252,021,685 Ordinary Shares were issued, of which 6,188,739 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Ordinary Shares are fully-paid and non-assessable and are in registered form.

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

We declare dividends annually at the annual general meeting of shareholders which is held within three months after December 31 of each year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as December 31 of the preceding year. We may distribute the annual dividend in cash or in Shares. However, a dividend of Shares must be distributed at par value. If the market price of the Shares is less than their par value, dividends in Shares may not exceed one-half of the annual dividend. We may, by a resolution of the board of directors within 45 days after the end of March, June or September, pay quarterly dividends in cash to shareholders or registered pledgees who hold the Shares as of the record date determined by the board of directors. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

Under the Commercial Code, we may pay dividends only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and earned surplus reserve (the “Legal Reserve”) accumulated up to the end of the relevant dividend period. In addition, we may not pay any dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the dividend or unless we have accumulated an earned surplus reserve of not less than one-half of our stated capital. We may not use the Legal Reserve to pay cash dividends but may transfer amounts from the Legal Reserve to share capital or use the Legal Reserve to reduce an accumulated deficit.

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

Under the Commercial Code, it is required that new Shares, convertible bonds or bonds with warrants be issued to persons other than the existing shareholders solely for the purpose of achieving managerial objectives. Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2024, 3.20% of the issued Shares were held by members of our employee stock ownership association.

Limitations on Shareholding

The Telecommunications Business Act limits the maximum aggregate foreign shareholding in us to 49.0% of our total issued and outstanding Shares with voting rights (including equivalent securities with voting rights, e.g., depositary certificates and certain other equity interests). For the purposes of the foregoing, a shareholder is a “foreign shareholder” if such shareholder is: (1) a foreign person; (2) a foreign government; or (3) a company whose largest shareholder is a foreign person (including any “specially related persons” as determined under the FSCMA) or a foreign government, in circumstances where (i) such foreign person or foreign government holds, in aggregate, 15.0% or more of such company’s total voting shares, and (ii) such company holds at least 1.0% of our total issued and outstanding Shares with voting rights. For the avoidance of doubt, both of conditions (i) and (ii) in the foregoing item (3) must exist for such a company to be considered as a “foreign shareholder” for the purposes of calculating whether the 49.0% foreign shareholding threshold is reached under the Telecommunications Business Act. In addition, the Telecommunications Business Act prohibits a foreign shareholder from being our largest shareholder if such shareholder owns 5.0% or more of our Shares with voting rights. For the purposes of this restriction, any two or more foreign persons or foreign governments who enter into an agreement to act in concert in the exercise of their voting rights will be counted together and prohibited from becoming our largest shareholder in the event that they collectively hold 5.0% or more of our Shares. For the purposes of this restriction under the Foreign Investment Promotion Act, a “foreign shareholder” is defined in the same manner as described above with respect to the foreign shareholding restriction under the Telecommunications Business Act, provided, however, that no exception is made under the Foreign Investment Promotion Act regulations for companies that own less than 1.0% of our Shares (see item (3)(ii) above in this paragraph). A foreigner who has acquired the Shares in excess of such ceiling described above may not exercise its voting rights for shares in excess of such limitation, and the MSIT may require corrective measures to comply with the ownership restrictions.

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

We must give shareholders written notice specifying the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1.0% of the total number of issued and outstanding Ordinary Shares, we may give notice either by placing at least two public notices in at least two daily newspapers, or by making a public announcement on the Data Analysis, Retrieval and Transfer System (“DART”) operated by the Financial Supervisory Service or the Korea Exchange, at least two weeks in advance of the meeting. Currently, we use DART for such public announcements. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Shares are not entitled to receive notice of general meetings of shareholders, but may attend such meetings.

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

As of December 31, 2024, there were 6,188,739 treasury shares, including shares held by our treasury stock fund.

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

Government Review of Issuance of ADSs

In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with the MOEF if our securities and borrowings denominated in foreign currencies issued during the one-year period preceding such filing date exceed US$50 million in aggregate. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with the withdrawal. In general, the acquisition of the shares by a foreigner must be reported by the foreigner or his standing proxy in Korea immediately to the Governor of the Financial Supervisory Service; provided, however, that in cases where a foreigner acquires shares through the exercise of rights as a holder of ADSs (or other depositary certificates), the foreigner must cause such report to the Governor of the Financial Supervisory Service to be filed by the Korea Securities Depository.

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

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	shares acquired by foreign direct investment as defined in the Foreign Investment Promotion Act;

•	disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;

•	disposal of shares in connection with a tender offer;

•	acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;

•	acquisition and disposal of shares through an overseas stock exchange market if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market and such overseas stock exchange;

•	acquisition and disposal of shares through alternative trading systems (ATS);

•	arm’s length transactions between foreigners, if all of such foreigners belong to an investment group managed by the same person.

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

If you are subject to Korean taxation on capital gains from a sale of ADSs, or ordinary shares that you acquire as a result of a withdrawal, and you sell your ordinary shares or ADSs, the purchaser or, in the case of a sale of ordinary shares on the KRX KOSPI Market or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including local income tax) of the gross realization proceeds and to make payment thereof to the Korean tax authorities, unless you establish your entitlement to an exemption from taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and the transaction costs for the ordinary shares or ADSs. In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the depositary), as the case may be, prior to the first payment, an exemption application, together with a certificate of your tax residence issued by a competent authority of your residence country, provided that if such tax exemption is being sought to be applied to an amount that is ￦1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is ￦1 billion or more), in addition to the certificate of your tax residence issued by a competent authority of your residence country, you will also be required to submit the names and addresses of all of the members of your board of directors, the identities and shareholding percentages of all of your shareholders (provided that if you have more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and aggregate investment amount from each country), and financial statements (including appendices), tax returns or audit reports for the most recent three years (or, if your entity has been in existence for less than three years, the aforementioned documents since incorporation), which must be submitted with a Korean translation in principle. If you are an OIV, you must submit a report of the OIV and a schedule of beneficial owners together with their applications for exemption, which you should collect from each beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income. This requirement will not apply to exemptions under Korean tax law. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have taxes withheld at a lower rate.

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

Securities Transaction Tax

If you transfer ordinary shares on the KRX KOSPI Market, you are subject to securities transaction tax at a rate of 0.03% for any transfers made during 2024 and 0% for any transfers made on and after January 1, 2025 and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer ordinary shares on the KRX KOSDAQ Market, you are subject to securities transaction tax at a rate of 0.18% for any transfers made during 2024 and 0.15% for any transfers made on and after January 1, 2025, and will generally not be subject to the agriculture and fishery special tax. If you transfer ordinary shares and your transfer is not made on the KRX KOSPI or KRX KOSDAQ Market (e.g., shares of private companies), you will generally be subject to the securities transaction tax at a rate of 0.35% for transfers on and after January 1, 2023 and will generally not be subject to the agriculture and fishery special tax.

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

Dividends received by an individual will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends will be treated as qualified dividends if: (i) the ordinary shares or ADSs, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the United States Treasury Department determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”) (see “—Passive Foreign Investment Company” below). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States as long as they are so listed. In addition, the United States Treasury Department has determined that the Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Treaty.

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

Subject to generally applicable limitations and conditions, Korean tax on dividends paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements as set forth in such guidance, the Korean tax on dividends may be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements have been met, including requirements applicable to the Treaty. Dividends paid on the ordinary shares will be treated as income from sources outside the United States and, for U.S. Holders that elect to claim foreign tax credits, will generally constitute passive category income for U.S. foreign tax credit purposes. If the Korean dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, a U.S. Holder may elect to deduct the Korean tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. The rules governing the foreign tax credit and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You are urged to consult your tax advisors regarding the availability and calculation of the foreign tax credit under your particular situations.

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

If we are a PFIC for any taxable year during which you hold our ordinary shares and any of our non-United States subsidiaries is also a PFIC (a “Lower-tier PFIC”), you will be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

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

A mark-to-market election cannot be made with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves “marketable.” As a result, if a U.S. Holder makes a mark-to-market election with respect to the ordinary shares or ADSs, the holder could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to the holder’s indirect interest in any Lower-tier PFIC.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity securities. Our long-term financial policies are annually reported to our Board of Directors, and our finance division conducts financial risk management and assessment. Upon identification and evaluation of our risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments largely for hedging purposes. For details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2022, 2023 and 2024, see Notes 4 and 7 of the notes to the Consolidated Financial Statements.

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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022		2023		2024
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	106,426	2,336,607	139,807	2,271,673	139,459	2,346,061
Special Drawing Right	255	722	254	722	254	721
Japanese Yen	32,801	400,002	17,496	400,002	10,032	7
British Pound	30	83	—	—	—	—
Euro	185	7,832	304	7,810	156	7,814
Rwandan Franc	15,521	13,025	402	—	—	—
Thai Bhat	265	—	244	—	8,764	—
Tanzanian Shilling	1,464	—	21,958	—	21,868	—
Botswana Pula	183	—	680	—	664	—
Hong Kong Dollar	37	—	—	—	—	—
Vietnamese Dong	280,226	—	380,629	—	222,914	—
Singapore Dollar	448	284,000	1,375	—	8,339	7
Taiwan Dollar	—	—	1,685	—	—	—
Swiss Franc	—	—	—	25	—	33
Ringgit Malaysia	1	—	—	—	—	—
Bulgarian Lev.	62	—	—	—	—	—
Pakistani Rupee	—	—	114,025	—	13,732	—

As of December 31, 2022, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦6 billion, and decreased our total equity by ￦16 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2023, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variable held constant, would have decreased our income before income tax by ￦10 billion, and decreased our total equity by ￦18 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2024, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ￦6 billion, and decreased our total equity by ￦15 billion, with a 10% weakening in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 36 of the notes to the Consolidated Financial Statements.

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

The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2024 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2024
	2025	2026	2027	2028	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	2,293,831	1,184,308	1,267,000	515,000	1,678,924	6,939,063	6,897,060
Average weighted rate (1)	3.57%	2.96%	3.57%	3.78%	2.91%	3.32%	—
Variable rate	211,241	—	—	—	40,000	251,241	251,241
Average weighted rate (1)	4.88%	0.00%	0.00%	0.00%	3.75%	4.70%	—

Subtotal	2,505,072	1,184,308	1,267,000	515,000	1,718,924	7,190,304	7,148,301

Foreign currency:
Fixed rate	1,323,000	588,000	441,000	735,000	159,724	3,246,724	3,338,248
Average weighted rate (1)	2.67%	2.50%	1.38%	4.13%	7.20%	3.01%	—
Variable rate	75,096	31,056	—	—	—	106,152	106,152
Average weighted rate (1)	6.11%	5.61%	0.00%	0.00%	0.00%	5.96%	—

Subtotal	1,398,096	619,056	441,000	735,000	159,724	3,352,876	3,444,400

Total	3,903,168	1,803,364	1,708,000	1,250,000	1,878,648	10,543,180	10,592,701

(1)	Weighted average rates of the portfolio at the period end.

As of December 31, 2022, 2023 and 2024, a 100 basis point increase in the market interest rates, with all other variables held constant, would have increased our income before income tax by ￦0.6 billion, decreased our income before income tax by ￦2.7 billion and decreased our income before income tax by ￦1.7 billion, respectively. As of December 31, 2022, 2023 and 2024, such increase, with all other variables held constant, would have decreased our total equity by ￦2 billion, ￦5 billion and ￦12 billion, respectively.

As of December 31, 2022, 2023 and 2024, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have decreased our income before income tax by ￦0.7 billion, increased our income before income tax by ￦2.7 billion and increased our income before income tax by ￦1.7 billion, respectively. As of December 31, 2022, 2023 and 2024, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have increased our total equity by ￦2 billion, ￦5 billion and ￦12 billion, respectively.

The foregoing sensitivity analyses assume that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.

Equity Price Risk

We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2022, 2023 and 2024, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our income before income tax by ￦3 billion, ￦1 billion and ￦0.5 billion, respectively, with a 10% decrease in the equity index having the opposite effect. As of December 31, 2022, 2023 and 2024, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ￦114 billion, ￦121 billion and ￦129 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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

Fees and Payments from the Depositary to Us

In 2024, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$—
Reimbursement of SEC filing fees	$—
Reimbursement of proxy process expenses (printing, postage and distribution)	$218,467.13
Reimbursement of legal fees	$—
Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$230,478.56

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2024.

Deloitte Anjin, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2024, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Audit Committee is comprised of Yeong Kyun Ahn, Yong-Hun Kim, Seong Hoon Lee, Seung Ah Theresa Cho and Seongcheol Kim. The board of directors has determined that Yeong Kyun Ahn is the financial expert of the Audit Committee. Yeong Kyun Ahn is independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by Deloitte Anjin for the fiscal years ended December 31, 2023 and 2024.

	For the Year Ended December 31,
	2023		2024
	(In millions)
Audit fees (1)	￦	6,679	￦	6,806
Tax fees (2)		22		19
All other fees		390		585

Total fees		7,091		7,410

(1)	Audit fees consist of fees for the annual audit and quarterly review services engagement and issuance of comfort letters.

(2)	Tax fees consist of fee for tax services which are mainly the preparation of tax returns or non-recurring tax compliance review of original or amended tax returns.

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

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share (In Won)		Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Value of Shares that May Yet Be Purchased Under the Plans (In billions of Won)
January 1 to January 31	—	￦	—	—	￦	—
February 1 to February 29	321,111		39,325	321,111		14.5
March 1 to March 31	374,664		38,628	374,664		—
April 1 to April 30	—		—	—		—
May 1 to May 31	—		—	—		—
June 1 to June 30	—		—	—		—
July 1 to July 31	—		—	—		—
August 1 to August 31	—		—	—		—
September 1 to September 30	—		—	—		—
October 1 to October 31	—		—	—		—
November 1 to November 30	—		—	—		—
December 1 to December 31	—		—	—		—

Total	695,775	￦	38,949	695,775	￦	—

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

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	We maintain a Director Candidate Recommendation Committee composed of all of our outside directors. We also maintain a Corporate Governance Committee comprised of four outside directors. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	We maintain an Evaluation and Compensation Committee composed of four outside directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management.	Our outside directors hold meetings solely attended by outside directors in accordance with the charter of our board of directors.

Audit Committee

Listed companies must have an audit committee which has a minimum of three directors and satisfy the requirements of Rule 10A-3 under the Exchange Act.	We maintain an Audit Committee comprised of five outside directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

Shareholder Approval of Equity Compensation Plan

Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.

We currently have three equity compensation plans: one providing for restricted stock units to officers and non-executive directors as compensation for management performance, aimed at enhancing corporate value, along with stock grants for outside directors as part of their compensation; another providing for performance bonuses to employees that are payable in cash or common shares based on election by the employees; and an employee stock ownership association program.

All material matters related to the granting stock options are provided in our articles of incorporation, and any amendments to the articles of incorporation are subject to shareholders’ approval. Matters related to performance bonuses or the employee stock ownership association program are not subject to shareholders’ approval under Korean law.

Shareholder Approval of Equity Offerings

Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity of related parties.	Voting rights are not separately provided for equity offerings that do not qualify as public offerings for cash, or offerings of equity of related parties.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We have adopted Corporate Governance Guidelines setting forth our practices with respect to corporate governance matters. Our Corporate Governance Guidelines are in compliance with Korean law but do not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Guidelines in Korean is available on our website at https://corp.kt.com/eng/.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics in Korean is available on our website at https://corp.kt.com/eng/.

Item 16H.  Mine Safety Disclosure

Not applicable.

Item 16I.  Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.  Insider Trading Policies
We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.
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

Governance
Management
The cybersecurity risk management processes described above are managed by the Chief Information Security Officer, who reports to our Chief Executive Officer. Our current Chief Information Security Officer, who has been with KT Corporation since 2004, has served in this role since May 2024. He holds a master’s degree in a field related to information technology and has approximately 30 years of experience in the information security field. Our Chief Information Security Officer is supported by the company at the highest levels and regularly collaborates with information security managers from each division.
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
Board of Directors
Our Board of Directors is committed to mitigating data privacy and cybersecurity risks and reco gn
izes the importance of these issues as part of our risk management framework. While the Board of Directors maintains ultimate responsibility for the oversight of our data privacy and cybersecurity program and risks, it has delegated certain responsibilities to the Audit Committee of the Board of Directors. This committee-level focus on data privacy and cybersecurity allows the board to further enhance its understanding of these issues. The Audit Committee assists the Board of Directors in its oversight of our data privacy and cybersecurity needs by staying apprised of our data privacy and information security programs, strategy, policies, standards, architecture, processes and material risks, and overseeing responses to security and data incidents.
Our Board of Directors and the Audit Committee’s principal role is one of oversight, recognizing that management is responsible for the design, implementation and maintenance of an effective program for protecting against and mitigating data privacy and cybersecurity risks. The Chief Information Security Officer, as the chairperson of the
Information Security Committee
, provides updates to the Compliance Subcommittee operated by the Audit Committee on a periodic basis and, as necessary, to the Board of Directors. These regular reports include detailed updates on our performance preparing for, preventing, detecting, responding to and recovering from cyber incidents. The Chief Information Security Officer also promptly informs and updates the Compliance Subcommittee operated by the Audit Committee about any information security incidents that may pose significant risk to the KT Group. Members of the Board of Directors stay apprised of the rapidly evolving cyber threat landscape and provide guidance to management as appropriate in order to address the effectiveness of our overall data privacy and cybersecurity program.

PART III

Item  17.  Financial Statements

Not applicable.

Item  18.  Financial Statements

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF KT CORPORATION

Item 19.  Exhibits

1	Articles of Incorporation of KT Corporation (English translation)

2.1*	Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(i) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.2*	Form of Amendment No. 1 to Deposit Agreement dated as of May 25, 1999 entered into among KT Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder, including the form of American depositary receipt (incorporated herein by reference to Exhibit (a)(ii) of the Registrant’s Registration Statement (Registration No. 333-13578) on Form F-6)

2.3*	Letter from Citibank, N.A., as depositary, to the Registrant relating to the establishment of a direct registration system for ADSs and the issuance of uncertified ADSs as part of the direct registration system (incorporated herein by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 20-F filed on June 30, 2008)

2.4	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.5*	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of subsidiaries of KT Corporation

11.1	Insider Trading Policy (English translation)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Regulation on Recovery of Erroneously Awarded Compensation to Executive Officers (incorporated herein by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20-F filed on April 30, 2024)

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, has been formatted in Inline XBRL

*	Filed previously.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ YOUNG-SHUB KIM
Name:	Young-Shub Kim
Title:	Representative Director and Chief Executive Officer

Date: April 29, 2025

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of KT Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of KT Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control—Integrated Framework (2013)
issued by COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting included in Item 15. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Mobile services revenue and handset revenue for mobile services (“Mobile revenue”) – Refer to Notes 2 and 25 to the consolidated financial statements
Critical Audit Matter Description
As described in Note 2.24 to the consolidated financial statements, the Company recognizes handset revenue for mobile services at the point in time when control of the handset is transferred to the customer. The Company recognizes telecommunication services revenue over the estimated periods of each service by transferring promised services to customers. Due to the large volume of low-dollar transactions with customers, the Company needs complex and elaborate information technology systems to accurately record mobile revenue.
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
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the Company’s mobile revenue transactions included the following, among others:

•	We obtained an understanding of the Company’s information system and business processes, relevant to mobile revenue.

•	With the assistance of our IT specialists, we identified the relevant systems used to process mobile revenue and tested the relevant general information technology controls.

•	We reconciled the mobile revenue in the billing system with the revenue in the ledger.

•	We developed an expectation of mobile services revenue amounts using historical service revenue and subscriber information and compared it to the recorded amount.

•	We performed tests of the control activities addressing the accuracy and completeness of the subscriber information used in our audit procedures.

•
To verify the occurrence and accuracy of handset revenue for mobile services, we selected transactions from the sub-ledger, reconciled the selection with contractual terms between the Company and customers of the Company, and compared the billed amounts to receipts.

/s/ Deloitte Anjin LLC
Seoul, Korea
April 25, 2025
We have served as the Company’s auditor since 2023.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of KT Corporation
Opinion on the Financial Statements
We have audited the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows of KT Corporation, and its subsidiaries (the “Company”) for the year ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/Samil PricewaterhouseCoopers
Seoul, Korea
April 28, 2023
We served as the Company’s auditor from 2010 to 2023.

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2023 and 2024

(In millions of Korean won)	Notes	December 31, 2023		December 31, 2024

Assets

Current assets
Cash and cash equivalents	4,5,37	￦	2,879,554	￦	3,716,680
Trade and other receivables, net	4,6,37		7,170,289		6,147,456
Other financial assets	4,7,37		1,440,200		1,344,248
Current income tax assets			3,299		1,213
Inventories, net	8		988,351		1,054,671
Other current assets	9		2,112,553		2,102,131

Total current assets			14,594,246		14,366,399

Non-current assets
Trade and other receivables, net	4,6,37		1,404,168		1,540,727
Other financial assets	4,7,37		2,724,761		2,759,170
Property and equipment, net	10		14,872,079		14,825,814
Right-of-use assets	20		1,304,963		1,212,770
Investment properties, net	11,37		2,198,135		2,299,616
Intangible assets, net	12		2,533,861		1,862,740
Investments in associates and joint ventures	13		1,556,889		1,562,232
Deferred income tax assets	29		614,500		679,948
Net defined benefit assets	17		160,748		49,351
Other non-current assets	9		827,297		843,991

Total non-current assets			28,197,401		27,636,359

Total assets		￦	42,791,647	￦	42,002,758

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position (Continued)
As of December 31, 2023 and 2024

(In millions of Korean won)	Notes	December 31, 2023		December 31, 2024

Liabilities

Current liabilities
Trade and other payables	4,14,37	￦	8,054,922	￦	7,394,791
Borrowings	4,15,37		3,058,564		3,904,752
Other financial liabilities	4,7,37		322,099		351,632
Current income tax liabilities			236,463		123,145
Provisions	16		115,209		112,530
Deferred revenue	25		51,537		62,247
Other current liabilities	9		1,408,843		2,077,426

Total current liabilities			13,247,637		14,026,523

Non-current liabilities
Trade and other payables	4,14,37		819,558		578,409
Borrowings	4,15,37		7,159,601		6,615,938
Other financial liabilities	4,7,37		753,739		722,517
Defined benefit liabilities, net	17		63,616		128,457
Provisions	16		107,014		111,877
Deferred revenue	25		153,563		148,960
Deferred income tax liabilities	29		994,330		919,996
Other non-current liabilities	9		950,015		782,520

Total non-current liabilities			11,001,436		10,008,674

Total liabilities			24,249,073		24,035,197

Equity
Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		14,475,867		13,750,788
Accumulated other comprehensive income	23		52,407		63,729
Other components of equity	23		(802,418)		(637,560)

Equity attributable to owners of the Controlling Company			16,730,614		16,181,714

Non-controlling interest			1,811,961		1,785,847

Total equity			18,542,575		17,967,561

Total liabilities and equity		￦	42,791,647	￦	42,002,758

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Profit or Loss
Years ended December 31, 2022, 2023 and 2024

(In millions of Korean won)	Notes	2022		2023		2024

Operating revenue and other income	25	￦	26,234,206	￦	26,595,245	￦	26,724,473
Revenue			25,638,855		26,287,201		26,379,644
Other income	26		595,351		308,044		344,829
Operating expenses	27		24,266,049		25,166,796		26,084,415

Operating profit			1,968,157		1,428,449		640,058
Finance income	28		690,428		486,277		917,650
Finance costs	28		(749,908)		(568,682)		(994,781)
Share of net profits of associates and joint ventures	13		(17,285)		(43,424)		8,587

Profit before income tax			1,891,392		1,302,620		571,514
Income tax expense	29		505,757		330,438		164,845

Profit for the year		￦	1,385,635	￦	972,182	￦	406,669

Profit for the year attributable to:
Owners of the Controlling Company		￦	1,260,470	￦	993,325	￦	459,861
Non-controlling interest		￦	125,165	￦	(21,143)	￦	(53,192)
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	30	￦	5,200	￦	3,982	￦	1,870
Diluted earnings per share	30	￦	5,196	￦	3,977	￦	1,868

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
Years ended December 31, 2022, 2023 and 2024

(In millions of Korean won)
	Notes	2022		2023		2024

Profit for the year		￦	1,385,635	￦	972,182	￦	406,669
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	17		181,429		(137,465)		(117,057)
Shares of remeasurement gain (loss) of associates and joint ventures			(332)		(105)		(490)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	4		(141,944)		121,271		(8,600)
Items that may be subsequently reclassified to profit or loss:
Gain(loss) on valuation of debt instruments at fair value through other comprehensive income	4		(16,630)		534		998
Valuation gain (loss) on cash flow hedge	4,7		64,091		15,329		272,802
Other comprehensive income (loss) from cash flow hedges reclassified to profit (loss)	4		(95,421)		(37,942)		(285,954)
Share of other comprehensive income (loss) from associates and joint ventures			(10,851)		21,595		4,011
Exchange differences on translation of foreign operations			17,464		24,230		44,095

Total other comprehensive income			(2,194)		7,447		(90,195)

Total comprehensive income for the year		￦	1,383,441	￦	979,629	￦	316,474

Total comprehensive income for the year attributable to:
Owners of the Controlling Company			1,234,651		996,999		343,854
Non-controlling interest			148,790		(17,370)		(27,380)
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity
Years ended December 31, 2022, 2023 and 2024

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2022		￦	1,564,499	￦	1,440,258	￦	13,287,390	￦	117,469	￦	(1,433,080)	￦	14,976,536	￦	1,590,625	￦	16,567,161

Comprehensive income
Profit for the year			—		—		1,260,470		—		—		1,260,470		125,165		1,385,635
Remeasurements of net defined benefit liabilities	17,29		—		—		165,524		—		—		165,524		15,905		181,429
Share of gain on remeasurements of associates and joint ventures			—		—		(189)		—		—		(189)		(143)		(332)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(8,291)		—		(8,291)		(2,560)		(10,851)
Valuation loss on cash flow hedge	4,29		—		—		—		(32,140)		—		(32,140)		810		(31,330)
Gain (Loss) on valuation of financial instruments at fair value through other comprehensive income	4,29		—		—		4,091		(160,785)		—		(156,694)		(1,880)		(158,574)
Exchange differences on translation of foreign operations			—		—		—		5,971		—		5,971		11,493		17,464

Total comprehensive income for the year			—		—		1,429,896		(195,245)		—		1,234,651		148,790		1,383,441

Transactions with owners
Dividends paid by the Controlling Company	31		—		—		(450,393)		—		—		(450,393)		—		(450,393)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Acquisition and disposition of businesses			—		—		—		—		—		—		3,152		3,152
Changes in ownership interest in subsidiaries			—		—		—		—		88,924		88,924		32,695		121,619
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Disposal of treasury stock			—		—		—		—		763,081		763,081		—		763,081
Conversion of redeemable convertible preferred shares of subsidiaries to common shares			—		—		—		—		—		—		51,476		51,476
Others			—		—		—		—		(2,654)		(2,654)		2,220		(434)

Subtotal			—		—		(461,970)		—		860,928		398,958		63,136		462,094

Balance as at December 31, 2022		￦	1,564,499	￦	1,440,258	￦	14,255,316	￦	(77,776)	￦	(572,152)	￦	16,610,145	￦	1,802,551	￦	18,412,696

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2022, 2023 and 2024

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2023		￦	1,564,499	￦	1,440,258	￦	14,255,316	￦	(77,776)	￦	(572,152)	￦	16,610,145	￦	1,802,551	￦	18,412,696

Comprehensive income
Profit for the year			—		—		993,325		—		—		993,325		(21,143)		972,182
Remeasurements of net defined benefit liabilities	17,29		—		—		(126,613)		—		—		(126,613)		(10,852)		(137,465)
Share of gain(loss) on remeasurements of associates and joint ventures			—		—		(118)		—		—		(118)		13		(105)
Share of other comprehensive income of associates and joint ventures			—		—		—		15,775		—		15,775		5,820		21,595
Valuation loss on cash flow hedge	4,29		—		—		—		(22,252)		—		(22,252)		(361)		(22,613)
Gain(loss) on valuation of financial instruments at fair value through other comprehensive income	4,29		—		—		222		126,028		—		126,250		(4,445)		121,805
Exchange differences on translation of foreign operations			—		—		—		10,632		—		10,632		13,598		24,230

Total comprehensive income for the year			—		—		866,816		130,183		—		996,999		(17,370)		979,629

Transactions with owners
Dividends paid by the Controlling Company	31		—		—		(501,844)		—		—		(501,844)		—		(501,844)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(24,964)		(24,964)
Acquisition and disposition of businesses			—		—		—		—		—		—		(79,134)		(79,134)
Changes in ownership interest in subsidiaries			—		—		—		—		216,841		216,841		128,526		345,367
Appropriations of loss on disposal of treasury stock			—		—		(44,421)		—		44,421		—		—		—
Acquisition of treasury stock			—		—		—		—		(300,243)		(300,243)		—		(300,243)
Disposal of treasury stock			—		—		—		—		4,463		4,463		—		4,463
Retirement of treasury stock			—		—		(100,000)		—		100,000		—		—		—
Recognition of the obligation to purchase its own equity			—		—		—		—		(298,196)		(298,196)		—		(298,196)
Others			—		—		—		—		2,448		2,448		2,352		4,800

Subtotal			—		—		(646,265)		—		(230,266)		(876,531)		26,780		(849,751)

Balance as at December 31, 2023		￦	1,564,499	￦	1,440,258	￦	14,475,867	￦	52,407	￦	(802,418)	￦	16,730,614	￦	1,811,961	￦	18,542,575

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2022, 2023 and 2024

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2024		￦	1,564,499	￦	1,440,258	￦	14,475,867	￦	52,407	￦	(802,418)	￦	16,730,614	￦	1,811,961	￦	18,542,575

Comprehensive income
Profit for the year			—		—		459,861		—		—		459,861		(53,192)		406,669
Remeasurements of net defined benefit liabilities	17,29		—		—		(113,423)		—		—		(113,423)		(3,634)		(117,057)
Share of gain(loss) on remeasurements of associates and joint ventures			—		—		(482)		—		—		(482)		(8)		(490)
Share of other comprehensive income of associates and joint ventures			—		—		—		3,723		—		3,723		288		4,011
Valuation loss on cash flow hedge	4,29		—		—		—		(12,817)		—		(12,817)		(335)		(13,152)
Gain(loss) on valuation of financial instruments at fair value through other comprehensive income	4,29		—		—		(13,424)		6,917		—		(6,507)		(1,095)		(7,602)
Exchange differences on translation of foreign operations			—		—		—		13,499		—		13,499		30,596		44,095

Total comprehensive income for the year			—		—		332,532		11,322		—		343,854		(27,380)		316,474

Transactions with owners
Dividends paid by the Controlling Company	31		—		—		(482,970)		—		—		(482,970)		—		(482,970)
Interim Dividends paid by the Parent Company	31		—		—		(368,685)		—		—		(368,685)		—		(368,685)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(20,578)		(20,578)
Change in Consolidation Scope			—		—		—		—		—		—		20		20
Changes in ownership interest in subsidiaries			—		—		—		—		(20,367)		(20,367)		22,181		1,814
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)		—		(27,100)
Disposal of treasury stock			—		—		—		—		4,009		4,009		—		4,009
Retirement of treasury stock			—		—		(205,956)		—		205,956		—		—		—
Others			—		—		—		—		2,360		2,360		(357)		2,003

Subtotal			—		—		(1,057,611)		—		164,858		(892,753)		1,266		(891,487)

Balance as at December 31, 2024		￦	1,564,499	￦	1,440,258	￦	13,750,788	￦	63,729	￦	(637,560)	￦	16,181,714	￦	1,785,847	￦	17,967,561

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2022, 2023 and 2024

(In millions of Korean won)
	Notes	2022		2023		2024
Cash flows from operating activities
Cash generated from operations	32	￦	3,835,879	￦	5,747,195	￦	5,349,248
Interest paid			(263,520)		(361,741)		(394,162)
Interest received			307,091		360,614		385,672
Dividends received			68,827		60,987		75,613
Income tax paid			(351,212)		(303,766)		(350,575)

Net cash inflow from operating activities			3,597,065		5,503,289		5,065,796

Cash flows from investing activities
Collection of loans			44,287		53,885		34,510
Loans granted			(43,694)		(37,771)		(30,099)
Disposal of financial assets at fair value through profit or loss			1,298,621		90,487		122,497
Disposal of financial assets at amortized cost			1,046,115		1,543,663		1,633,074
Disposal of financial assets at fair value through other comprehensive income			97,932		306		37,134
Disposal of assets held-for-sale			4,600		—		—
Disposal of investments in associates and joint ventures			34,828		6,890		21,981
Acquisition of investments in associates and joint ventures			(280,988)		(106,389)		(49,399)
Disposal of property and equipment, and investment properties			178,063		100,348		103,295
Acquisition of property and equipment, and investment properties			(3,439,857)		(3,692,972)		(2,909,481)
Acquisition of financial assets at fair value through profit or loss			(1,317,175)		(220,989)		(172,476)
Acquisition of financial assets at amortized cost			(1,450,442)		(1,875,525)		(1,187,651)
Acquisition of financial assets at fair value through other comprehensive income			(449,504)		(10,267)		(400)
Disposal of intangible assets			20,088		7,078		6,955
Disposal of right-of-use assets			97		529		186
Settlement of derivative assets and liabilities			—		4,888		—
Acquisition of intangible assets			(545,190)		(478,685)		(438,653)
Acquisition of right-of-use assets			(2,090)		(1,065)		(16,447)
Acquisition of businesses			(41,088)		(51,561)		(10,310)
Disposal of businesses			6,754		46,642		9,847

Net cash outflow from investing activities			(4,838,643)		(4,620,508)		(2,845,437)

Cash flows from financing activities	33
Proceeds from borrowings and debentures			4,234,570		5,381,231		4,597,704
Repayments of borrowings and debentures			(2,843,249)		(5,275,113)		(4,732,931)
Settlement of derivative assets and liabilities, net			35,083		48,183		81,443
Cash inflow from issuance of shares to NCI			125,066		632,776		812
Cash outflow from issuance of shares to NCI			(28,848)		(7,988)		(32,124)
Cash inflow from other financing activities			2,193		2,082		10,442
Dividends paid to shareholders			(476,800)		(526,826)		(872,350)
Acquisition of treasury stock			—		(300,086)		(27,100)
Cash outflow from other financing activities			—		—		(922)
Cash outflow under derivatives contracts			—		—		(855)
Repayment of leases liabilities			(378,684)		(407,051)		(414,172)

Net cash outflow from financing activities			669,331		(452,792)		(1,390,053)

Effect of exchange rate change on cash and cash equivalents			1,717		503		6,820

Net increase (decrease) in cash and cash equivalents			(570,530)		430,492		837,126
Cash and cash equivalents
Beginning of the year	5		3,019,592		2,449,062		2,879,554

End of the year	5	￦	2,449,062	￦	2,879,554	￦	3,716,680

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

1.	General Information
The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company,” by consolidating 83 subsidiaries (collectively referred to as the “Group”), including BC Card Co., Ltd. Further details are provided in Note 1.2. The terms “Controlling Company” and “Subsidiaries” used in the note are adopted from International Financial Reporting Standards (“IFRS”) 10 - Consolidated Financial Statements.

1.1	The Controlling Company
KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90,
Buljeong-ro,
Bundang-gu,
Seongnam City, Gyeonggi Province, Korea.
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
In 2002, the Controlling Company acquired all government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2024, the Korean government no longer owns any shares in the Controlling Company.

1.2	Consolidated Subsidiaries
(1) The consolidated subsidiaries as of December 31, 2023 and 2024, are as follows:

			Controlling Interest 1 (%)
Subsidiary	Type of business	Location	December 31, 2023	December 31, 2024	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	92.7%	December
KT Alpha Co., Ltd. 4	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. 4	Payment security service for credit card, others	Korea	72.2%	72.2%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

			Controlling Interest 1 (%)
Subsidiary	Type of business	Location	December 31, 2023	December 31, 2024	Closing month
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. 4	Internet banking ASP and security solutions	Korea	63.9%	67.3%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. 4	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation 2	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. 4	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. 4	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife 4	Satellite TV	Korea	50.6%	50.5%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate, and consulting services	Korea	100.0%	100.0%	December
KT GDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia Co., Ltd. 2,4	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music and contents investment business	Korea	100.0%	100.0%	December
KTCS Corporation 2,4	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation 2,4	Database and online information provider	Korea	33.3%	33.3%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network install management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

			Controlling Interest 1 (%)
Subsidiary	Type of business	Location	December 31, 2023	December 31, 2024	Closing month
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
Millie Seojae 2	Book contents service	Korea	30.2%	38.7%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	68.8%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

			Controlling Interest 1 (%)
Subsidiary	Type of business	Location	December 31, 2023	December 31, 2024	Closing month
KT DX VIETNAM COMPANY LIMITED	Software development	Vietnam	100.0%	100.0%	December
kt Cloud Co., Ltd.	Information and communications development	Korea	92.7%	92.7%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Open cloud lab Co., Ltd.	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KT Living, Inc. (formerly KD Living, Inc.)	Residential building management	Korea	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 3	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	93.9%	93.9%	December
BC Strategic Investment Fund 2	Investment fund	Korea	—	100.0%	December
K-Logis Hwaseong Inc.	Residential building development and supply	Korea	—	80.0%	December
kt netcore. Co. Ltd.	Telecommunication facility maintenance and service business	Korea	—	100.0%	December
kt p&m	Information and communications development and Electrical design corporation	Korea	—	100.0%	December

1	Sum of the interests owned by the Controlling Company and subsidiaries.
2
Although the Controlling Company owns less than 50% of the interest in
Nasmedia Co., Ltd., KTCS Corporation and KTIS Corporation, Millie Seojae, and GENIE Music Corporation, these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders’ meetings.

3
Although the Controlling Company owns less than 50% interest in
K-Realty
Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the Controlling Company.

4	The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.
(2) Changes in Scope of Consolidation

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2024:

Changes	Location	Name of subsidiary	Reason
Included	Korea	BC Strategic Investment Fund 2	Newly established
Included	Korea	K-Logis Hwaseong Inc.	Newly established
Included	Korea	kt netcore. Co. Ltd.	Newly established
Included	Korea	kt p&m	Newly established
Excluded	Korea	Lolab Co., Ltd.	Shares disposed
Excluded	Korea	Pocheon Jeonggyori Development Co., Ltd.	Liquidated
Excluded	Vietnam	KT HEALTHCARE VINA COMPANY LIMITED	Shares disposed
Excluded	Korea	KT NEXR Co., Ltd.	Merged
Excluded	Korea	Juice	Shares disposed

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(3)	Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2022, 2023 and 2024, is as follows:

(In millions of Korean won)	December 31, 2022				2022 3
	Total assets		Total liabilities		Operating revenues		Profit(loss) for the period
KT Linkus Co., Ltd.	￦	47,734	￦	47,498	￦	76,135	￦	(614)
KT Submarine Co., Ltd.		120,255		7,884		42,848		(12,126)
KT Telecop Co., Ltd.		370,004		230,965		517,406		4,267
KT Alpha Co., Ltd. 1 (KT Hitel Co., Ltd.)		406,236		172,211		516,737		13,115
KT Service Bukbu Co., Ltd.		74,673		65,820		252,304		3,227
KT Service Nambu Co., Ltd.		80,450		66,479		301,720		3,067
BC Card Co., Ltd. 1		5,666,075		4,109,200		3,897,090		148,341
H&C Network		82,737		6,640		27,392		992
Nasmedia Co., Ltd. 1		516,945		275,730		153,211		27,691
KTDS Co., Ltd. 1		401,932		228,474		723,161		30,941
KT M&S Co., Ltd.		255,310		204,336		730,802		8,105
KT MOS Bukbu Co., Ltd.		38,684		22,553		83,085		4,607
KT MOS Nambu Co., Ltd.		42,011		25,416		83,330		5,035
KT Skylife Co., Ltd. 1		1,359,166		503,679		1,038,468		20,941
KT Estate Inc. 1		2,480,333		833,842		478,188		58,780
KT GDH Co., Ltd.		12,059		1,596		4,323		451
KT Sat Co., Ltd.		677,980		89,644		185,313		28,073
KT Sports Co., Ltd.		28,220		15,461		65,350		(7,302)
KT Music Contents Fund No.2		15,718		277		1,040		735
KT-Michigan Global Content Fund		2,371		27		33		(1,095)
KT M Mobile Co., Ltd.		152,114		49,816		262,918		4,731
KT Investment Co., Ltd. 1		103,354		79,182		15,136		2,840
KTCS Corporation 1		419,726		228,618		1,031,010		17,634
KTIS Corporation		396,208		199,204		536,229		15,917
Next Connect PFV		624,734		277,967		3		(3,712)
KT Japan Co., Ltd. 1		1,888		3,141		3,263		226
KT America, Inc.		5,945		843		8,070		37
KT Rwanda Networks Ltd. 2		126,721		267,369		30,834		(27,467)
AOS Ltd. 2		10,972		905		8,049		1,274
KT Hong Kong Telecommunications Co., Ltd.		10,505		4,768		20,413		51
KT Huimangjieum 1		6,984		2,582		22,860		494
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		141,463		89,853		258,435		10,302
KT Studio Genie Co., Ltd. 1		987,270		268,911		723,580		189,498
Lolab Co., Ltd.		35,091		17,247		74,881		(7,985)
East Telecom LLC 1		42,691		21,645		27,030		6,419
KT ES Pte. Ltd. 1		240,721		88,640		78,815		(23,957)
KTP SERVICES INC.		3,832		2,044		776		(255)
Altimedia Corporation 1		44,861		15,777		47,203		6,035
KT RUS LLC 1		967		16		5		(871)
KT DX Vietnam Company Limited		1,815		6		—		26
kt cloud Co., Ltd. 1		1,348,684		245,872		432,118		14,712

1	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
2	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
3	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial State
ments
December 31, 2022, 2023 and 2024

(In millions of Korean won)	December 31, 2023				2023 3
	Total assets		Total liabilities		Operating revenues		Profit(loss) for the period
KT Linkus Co., Ltd.	￦	64,178	￦	63,452	￦	81,645	￦	821
KT Telecop Co., Ltd.		375,596		235,947		527,015		5,728
KT Alpha Co., Ltd.		443,639		191,254		437,308		19,352
KT Service Bukbu Co., Ltd.		63,760		55,360		242,119		1,212
KT Service Nambu Co., Ltd.		71,576		58,745		291,170		1,354
BC Card Co., Ltd. 1		6,352,878		4,722,432		4,027,450		76,545
H&C Network		81,107		4,863		27,205		1,814
Nasmedia Co., Ltd. 1		513,311		262,336		147,934		17,703
KTDS Co., Ltd. 1		393,667		202,067		727,477		33,971
KT M&S Co., Ltd.		258,477		209,075		695,856		3,783
KT MOS Bukbu Co., Ltd.		50,750		28,431		101,428		8,457
KT MOS Nambu Co., Ltd.		46,839		26,012		101,422		5,749
KT Skylife Co., Ltd. 1		1,220,842		479,369		1,034,342		(109,407)
KT Estate Inc. 1		2,746,546		1,121,970		511,018		871
KT GDH Co., Ltd.		7,760		1,501		4,346		648
KT Sat Co., Ltd.		699,607		88,524		182,274		30,502
KT Sports Co., Ltd.		26,615		11,299		66,309		(12,386)
KT Music Contents Fund No.2		5,558		1,772		534		(992)
KT M Mobile Co., Ltd.		176,838		69,317		301,049		5,605
KT Investment Co., Ltd. 1		83,638		57,420		24,976		2,180
KTCS Corporation 1		434,900		234,850		1,035,911		15,804
KTIS Corporation		447,609		243,519		593,162		13,922
Next Connect PFV		946,687		629,809		—		(29,889)
KT Japan Co., Ltd. 1		2,015		3,341		2,793		(110)
KT America, Inc.		6,013		701		8,928		133
KT Rwanda Networks Ltd. 2		134,847		313,787		26,788		(57,628)
AOS Ltd. 2		10,763		1,983		8,287		128
KT Hong Kong Telecommunications Co., Ltd.		11,142		5,121		19,373		143
KT Huimangjieum 1		8,073		2,715		17,687		1,012
KT Engineering Co., Ltd.		160,243		104,005		262,063		5,327
KT Studio Genie Co., Ltd. 1		989,187		259,413		542,955		13,507
Lolab Co., Ltd.		42,744		37,838		173,035		(12,938)
East Telecom LLC 1		48,483		22,632		30,350		7,723
KT ES Pte. Ltd. 1		117,009		90,392		87,865		(124,850)
KTP SERVICES INC.		2,967		919		671		235
Altimedia Corporation 1		48,381		12,374		45,035		7,352
KT RUS LLC		501		10		1		(378)
KT DX VIETNAM COMPANY LIMITED		1,694		102		82		(207)
kt cloud Co., Ltd. 1		1,983,972		503,241		679,825		63,956
KT HEALTHCARE VINA COMPANY LIMITED		12,730		439		—		(721)
K-Realty Qualified Private Real Estate Investment Trust No. 1		80,266		50,693		4,682		(1,037)
AQUA RETAIL VIETNAM COMPANY LIMITED		1,202		62		16		(248)

1	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
2	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
3	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(In millions of Korean won)	December 31, 2024				2024 3
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Linkus Co., Ltd.	￦	54,247	￦	55,750	￦	79,171	￦	(1,726)
KT Telecop Co., Ltd.		400,437		253,509		532,687		8,793
KT Alpha Co., Ltd.		464,180		201,902		421,191		20,682
KT Service Bukbu Co., Ltd.		56,706		56,846		228,816		(6,665)
KT Service Nambu Co., Ltd.		57,827		51,826		285,634		(5,881)
BC Card Co., Ltd. 1		5,961,047		4,196,724		3,806,858		141,149
H&C Network		59,808		5,039		26,188		1,868
Nasmedia Co., Ltd. 1		492,782		252,707		143,639		(3,884)
KTDS Co., Ltd. 1		388,812		179,630		721,962		34,883
KT M&S Co., Ltd.		261,539		193,526		807,735		19,681
KT MOS Bukbu Co., Ltd.		50,262		32,012		103,410		1,287
KT MOS Nambu Co., Ltd.		51,458		28,427		103,765		3,719
KT Skylife Co., Ltd. 1		1,040,188		463,594		1,026,644		(156,033)
KT Estate Inc. 1		2,740,463		1,099,622		555,984		24,290
KT GDH Co., Ltd.		7,998		1,462		3,977		303
KT Sat Co., Ltd.		733,574		92,877		188,412		30,741
KT Sports Co., Ltd.		23,299		7,435		83,888		859
KT Music Contents Fund No. 2		5,508		1,589		199		134
KT M Mobile Co., Ltd.		195,196		74,570		347,933		13,142
KT Investment Co., Ltd. 1		84,369		56,721		19,355		1,621
KTCS Corporation 1		435,066		232,129		1,122,264		6,814
KTIS Corporation		469,932		261,826		604,479		11,862
Next Connect PFV		1,429,260		1,133,891		137		(21,508)
KT Japan Co., Ltd. 1		1,750		3,289		2,897		(180)
KT America, Inc.		6,843		614		7,445		192
KT Rwanda Networks Ltd. 2		131,362		341,313		21,624		(21,025)
AOS Ltd. 2		14,305		19,422		10,768		643
KT Hong Kong Telecommunications Co., Ltd.		9,105		1,680		16,917		423
KT Huimangjieum 1		8,854		2,275		19,285		1,338
KT Engineering Co., Ltd.		183,753		123,132		333,874		2,634
KT Studio Genie Co., Ltd. 1		880,509		212,683		452,685		(29,364)
East Telecom LLC 1		75,828		40,371		38,100		6,938
KT ES Pte. Ltd. 1		78,800		59,114		93,358		(79,014)
KTP SERVICES INC.		3,257		750		718		272
Altimedia Corporation 1		45,287		11,919		36,774		290
KT RUS LLC		420		—		1		(31)
KT DX VIETNAM COMPANY LIMITED		1,568		120		469		(262)
kt Cloud Co., Ltd. 1		2,061,020		542,569		784,284		35,676
K-Realty Qualified Private Real Estate Investment Trust No. 1		79,220		50,681		4,358		(1,034)
AQUA RETAIL VIETNAM COMPANY LIMITED		1,903		497		531		(827)
kt netcore. Co. Ltd.		61,213		79		—		134
kt p&m		10,029		96		—		(67)

1	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
2	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
3	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

2	Material Accounting Policies
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
(1) New and amended standards and interpretations adopted by the Group
The Group has the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2024.
- IAS 1
Presentation of Financial Statements
(Amendment in 2020) – Classification of Liabilities as Current or
Non-current
The amendments clarify that the classification of liabilities as current or non-current
is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.
- IAS 1
Presentation of Financial Statements
–
Non-current
Liabilities with Covenants (Amendment)
The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date.
The amendments also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.
- IAS 7
Statement of Cash Flows
and IFRS 17
Financial Instruments
: Disclosures – Supplier Finance Arrangements (Amendment)
The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 17 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.
Note 19 provides the required disclosures related to these amendments.
- IFRS 16
Leases
– Lease Liability in a Sale and Leaseback (Amendment)
The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognize a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.
A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application, which is defined as the beginning of the annual reporting period in which the entity first applied IFRS 16.
- IAS 1
Presentation of Financial Statements
– Disclosure of Virtual Assets (Amendment)
The amendments to IAS 1 add additional disclosure requirements required by other standards for transactions related to virtual assets, setting out disclosure requirement for each case of 1) holding virtual assets, 2) holding virtual assets on behalf of customer, and 3) issuing virtual assets.
When holding a virtual asset, disclosure on the general information about virtual assets, the accounting policy applied and each virtual asset’s acquisition method, cost and the fair value at the end of the reporting period is required. Also, when issuing a virtual asset, the entity’s obligations and status of fulfillment of the obligation related to the issued virtual asset, the timing and amount of the recognized revenue of the sold virtual asset, the number of virtual assets held after issuance, and important contract details shall be disclosed.
There is no significant impact of the amendments listed above on the consolidated financial statements.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Group
At the date of authorization of these financial statements, the Group has not applied the following new and amended IFRS standards that have been issued but are not yet effective:
- IAS 21
The Effects of Changes in Foreign Exchange Rates
– Lack of Exchangeability
The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.
The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.
The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. An entity is not permitted to apply the amendments retrospectively. Instead, an entity is required to apply the specific transition provisions included in the amendments.
- IFRS 9
Financial Instruments
and IFRS 7
Financial Instruments: Disclosures
– Classification and measurement requirements of financial instruments
The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse
features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted.
- IFRS 9 Financial Instruments – Derecognition of lease liabilities and Transaction price
The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to recognize any resulting gain or loss in profit or loss. Additionally, the amendments have replaced ‘their transaction price (as defined in IFRS 15)’ in IFRS 09:5.1.3 with ‘the amount determined by applying IFRS 15’ to remove an inconsistency between IFRS 9 and the requirements in IFRS 15.
The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.
- IFRS 10 Consolidated Financial Statements – Determination of ‘de facto agent’
The amendments have amended IFRS 10:B74 to use less conclusive language and to clarify that the relationship described in IFRS 10:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.
- IFRS 1 First-time adoption of International Financial Reporting Standards – Hedging accounting by a first-time adopter
The amendments have improved the consistency of the wording of IFRS 1:B6 with the requirements for hedge accounting in IFRS 9 and added cross-references to IFRS 9:6.4.1 to improve the understandability of IFRS 1.
The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.
- IFRS 7 Financial Instruments: Disclosures – Gain or loss on derecognition
The amendments have updated the obsolete cross-reference in IFRS 7:B38 and aligned the wording of this paragraph with the terms used in IFRS.
The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.
- IAS 7 Statement of Cash Flows: Cost method
The amendments have replaced the term ‘cost method’ with ‘at cost’ in IAS 7:37.
The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.
- IFRS 18 Presentation and Disclosures in Financial Statements
IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.
IFRS 18 introduces new requirements to:

•	present specified categories and defined subtotals in the statement of profit or loss;

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and

•	improve aggregation and disaggregation.
An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.
The directors of the Company anticipate that the application of these amendments may have an impact on the Group’s consolidated financial statements in future periods.
The Group is reviewing the impact of the above-listed amendments on the consolidated financial statements.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

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
December 31, 2022, 2023 and 2024

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
(e) Joint arrangements
A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues, and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues, and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting
Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation
(a) Functional and presentation currency
Items included in the financial statements of each entities in the Group are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in Korean won, which is the presentation currency for the consolidated financial statements.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges or are attributable to monetary part of the net investment in a foreign operation.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

Foreign exchange gains and losses that relate to financial instruments are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income’ or ‘other expense’.
Non-monetary
items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary
assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary
assets, such as equities classified as
available-for-sale
financial assets, are recognized in other comprehensive income.

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
December 31, 2022, 2023 and 2024

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
December 31, 2022, 2023 and 2024

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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

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
in-transit(specific
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
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment (Telecommunications equipment and others)	2 – 40 years
Vehicles	4 – 10 years
Tools	3 – 6 years
Office equipment	2 – 10 years

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

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

2.13	Borrowing Costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.14	Government Grants
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

2.15	Impairment of Non-Financial Assets
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
non-financial
assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.16	Trade and Other Payables
Trade and other payables amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.17	Financial Liabilities
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
The Group classifies
non-derivative
financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.
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
Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of the following amount, and the related liability is recognized as ‘other financial liabilities’ in the consolidated statement of financial position:

•	the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with IFRS 15 Revenue from Contracts with Customers

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

2.19	Employee Benefits
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

2.20	Share-Based Payments
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
December 31, 2022, 2023 and 2024

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

2.21	Provisions
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

2.22	Leases
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. Information on critical accounting estimates and assumptions related to the determination of the lease term is presented in Note 3.

2.23	Share Capital
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

2.24	Revenue Recognition
(a) Identifying performance obligations
The Group mainly provides telecommunication services and sells handsets. The Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets, and others. Revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each service by transferring promised services to customers.
(b) Allocation the transaction price and revenue recognition
The Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.
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
December 31, 2022, 2023 and 2024

(d) Commission fees
Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

2.25	Current and Deferred Income Tax
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
The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
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

2.26	Dividend
Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

2.27	Approval on Issuance of the Consolidated Financial Statements
The consolidated financial statements of 2024 were approved for issuance by the Board of Directors on April 15, 2025.

3	Critical Accounting Estimates and Assumptions
The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are evaluated continuously and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As it is rare for the results of accounting estimates to be identical to actual results, significant risks exist that may lead to material adjustments.
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
If a certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the
Tax System for Recirculation of Corporate Income
,
the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments as well as wage increase, there is uncertainty in measuring the final tax effects (Note 29).

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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

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

4	Financial Instruments by Category
(1) Financial instruments by category as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL		Financial assets at FVOCI		Derivatives used for hedging		Total
Cash and cash equivalents	￦	2,879,554	￦	—	￦	—	￦	—	￦	2,879,554
Trade and other receivables		8,458,259		—		116,198		—		8,574,457
Other financial assets		1,385,921		939,661		1,680,168		159,211		4,164,961

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(In millions of Korean won)	December 31, 2023
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL		Derivatives used for hedging		Others		Total
Trade and other payables 1	￦	8,317,822	￦	—	￦	—	￦	—	￦	8,317,822
Borrowings		10,218,165		—		—		—		10,218,165
Other financial liabilities		915,185		136,106		24,547		—		1,075,838
Lease liabilities		—		—		—		1,179,909		1,179,909

1	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL		Financial assets at FVOCI		Derivatives used for hedging		Total
Cash and cash equivalents	￦	3,716,680	￦	—	￦	—	￦	—	￦	3,716,680
Trade and other receivables		7,573,409		—		114,774		—		7,688,183
Other financial assets		962,653		1,029,926		1,665,368		445,471		4,103,418

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL		Derivatives used for hedging		Others		Total
Trade and other payables 1	￦	7,214,174	￦	—	￦	—	￦	—	￦	7,214,174
Borrowings		10,520,690		—		—		—		10,520,690
Other financial liabilities		942,135		132,011		3		—		1,074,149
Lease liabilities		—		—		—		1,059,453		1,059,453

1	Amounts related to employee benefit plans are excluded in Trade and other payables.

F-4
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2) Gains or losses arising from financial instruments by category for the years ended December 31, 2022, 2023, 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
Financial assets at amortized cost
Interest income 1	￦	144,505	￦	360,134	￦	379,371
Gain on foreign currency transactions 4		23,824		22,782		27,748
Gain (loss) on foreign currency translation		(2,151)		5,741		9,534
Loss on disposal		(81)		(3,409)		(2)
Loss on valuation		(132,102)		(172,966)		(184,942)
Financial assets at fair value through profit or loss
Interest income 1		6,008		13,480		10,281
Dividend income 5		4,600		6,918		8,411
Loss on valuation 6		(29,282)		(31,965)		(66,133)
Gain on disposal		2,347		14,237		13,811
Gain on foreign currency transactions 4		1,100		—		2,469
Gain on foreign currency translation		13,711		3,396		29,029
Financial assets at fair value through other comprehensive income
Interest income 1		190,281		18,966		19,888
Dividend income 5		9,522		52,813		62,220
Loss on valuation		(61)		—		—
Loss on disposal		(62,183)		(11,193)		(8,277)
Other comprehensive loss for the year 2		(158,574)		121,805		(7,602)
Derivatives used for hedging
Gain on transactions		27,628		10,192		38,620
Gain on valuation 7		150,699		34,092		361,844
Other comprehensive income for the year 2		88,048		7,772		273,673
Reclassified to profit or loss from other comprehensive loss for the year 2,3		(110,616)		(29,178)		(276,568)
Financial liabilities at amortized cost
Interest expense 1		(275,302)		(358,486)		(387,535)
Gain (loss) on valuation 8		—		3,411		(5,866)
Loss on foreign currency transactions 4		(34,574)		(24,054)		(41,959)
Loss on foreign currency translation		(168,577)		(93,004)		(421,608)
Financial liabilities at fair value through profit or loss
Gain (loss) on valuation		30,031		(7,394)		(3,221)
Gain on disposal		—		4,788		—
Interest expense 1		(4,046)		(44)		—
Gain (loss) on foreign currency transactions 4		24		(5)		—
Derivatives used for hedging
Loss on transactions		(1,291)		—		—
Gain (loss) on valuation		(17,237)		11,503		9,337
Other comprehensive income (loss) for the year 2		(23,957)		7,557		(871)
Reclassified to profit or loss from other comprehensive income for the year 2,3		15,195		(8,764)		(9,386)
Lease liabilities
Interest expense 1		(41,469)		(52,035)		(47,556)

Total	￦	(353,980)	￦	(92,910)	￦	(215,290)

F-4
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

1
BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is
￦
106,005 million (2022:
￦
68,869 million, 2023:
￦
112,973 million) and related interest expense recognized as operating expense is
￦
57,872 million (2022:
￦
27,060 million, 2023:
￦
55,677 million) for the year ended December 31, 2024.

2	The amounts directly reflected in equity after adjustments of deferred income tax.
3
During the years ended December 31, 2023 and 2024, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

4
BC Card Co., Ltd., a subsidiary of the Group, recognized foreign currency transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency transaction gain and loss recognized as operating revenue and expense amount to foreign exchange gain
￦
10,298 million (2022 foreign exchange gain and loss:
￦
3,569 million, 2023 foreign exchange gain:
￦
5,597 million), respectively, for the year ended December 31, 2024.

5
BC Card Co., Ltd., a subsidiary of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is
￦
1,701 million (2022:
￦
2,299 million, 2023:
￦
1,759 million) for the year ended December 31, 2024.

6
KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized gain and loss on valuation of financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to valuation loss
￦
576 million (2022 valuation loss:
￦
7,860 million, 2023 valuation loss:
￦
11,112 million), for the year ended December 31, 2024.

7
BC Card Co., Ltd., a subsidiary of the Group, recognized gain and loss on valuation of derivatives as operating income and expenses. Related valuation gain recognized as operating revenue and expense is
￦
57 million (2022 valuation loss:
￦
418 million, 2023 valuation gain:
￦
48 million), for the year ended December 31, 2024.

8
KT Cloud Co., Ltd., a subsidiary of the Group, recognized gain on valuation as convertible preferred stock of
￦
317,178 million (2023 valuation gain:
￦
311,312 million) for the year ended December 31, 2024.

5	Cash and Cash Equivalents
Restricted cash and cash equivalents as of December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	December 31, 2023	December 31, 2024	Description
Bank deposits	￦ 49,555	￦ 153,185	Deposit restricted for government project and others

F-4
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

6	Trade and Other Receivables
(1) Trade and other receivables as of December 31, 2023 and 2024, are as follows

	December 31, 2023
(In millions of Korean won)	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	￦	3,596,899	(330,002)	(9,165)	3,257,732
Other receivables		3,990,900	(76,089)	(2,254)	3,912,557

Total		7,587,799	(406,091)	(11,419)	7,170,289

Non-current assets
Trade receivables		318,429	(1,288)	(19,476)	297,665
Other receivables		1,227,929	(107,547)	(13,879)	1,106,503

Total	￦	1,546,358	(108,835)	(33,355)	1,404,168

	December 31, 2024
(In millions of Korean won)	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	￦	3,309,177	(378,327)	(9,011)	2,921,839
Other receivables		3,335,066	(107,653)	(1,796)	3,225,617

Total		6,644,243	(485,980)	(10,807)	6,147,456

Non-current assets
Trade receivables		260,154	(1,299)	(14,977)	243,878
Other receivables		1,405,923	(96,941)	(12,133)	1,296,849

Total	￦	1,666,077	(98,240)	(27,110)	1,540,727

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

F-4
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(3)	Details of changes in provisions for impairment the years ended December 31, 2023 and 2024, are as follows:

	2023			2024
(in millions of Korean won)	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	￦	343,738	218,543	331,290	183,636
Provision		69,972	114,501	95,060	82,123
Reversal		—	(14,941)	—	(380)
Write-off/reimbursement		(69,246)	(129,108)	(51,811)	(65,921)
Changes in consolidation scope		(310)	(17)	—	—
Others		(12,864)	(5,342)	5,087	5,136

Ending balance	￦	331,290	183,636	379,626	204,594

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

(4)	Details of other receivables as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Loans	￦	51,854	42,413
Receivables 1		3,539,742	2,913,728
Accrued income		43,920	40,950
Refundable deposits		299,935	264,054
Loans receivable		1,067,005	1,209,887
Finance lease receivables		141,883	202,372
Others		58,357	53,656
Less: Provision for impairment		(183,636)	(204,594)

Total	￦	5,019,060	4,522,466

1	As of December 31, 2024, credit sales asset of ￦ 1,970,895 million (December 31, 2023: ￦ 2,696,505 million) held by BC Card Co., Ltd. are included.
(5) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2024.
(6) The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

F-4
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

7	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Other financial assets
Financial assets at amortized cost 1	￦	1,385,921	962,653
Financial assets at fair value through profits of loss 1,2		939,661	1,029,926
Financial assets at fair value through other comprehensive income		1,680,168	1,665,368
Derivatives used for hedging		159,211	445,471
Less: Non-current		(2,724,761)	(2,759,170)

Current	￦	1,440,200	1,344,248

Other financial liabilities
Financial liabilities at amortized cost 3,4	￦	915,185	942,135
Financial liabilities at fair value through profits or loss		136,106	132,011
Derivatives used for hedging		24,547	3
Less: Non-current		(753,739)	(722,517)

Current	￦	322,099	351,632

1
As of December 31, 2024, the Group’s financial instruments amount to
￦
97,913 million (December 31, 2023:
￦
98,309 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

2
As of December 31, 2024, the Group provided investments in Korea Software Financial Cooperative and others amounting to
￦
10,511 million (December 31, 2023:
￦
9,016 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

3	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and kt Cloud Co., Ltd. (Note 19).
4	The amount includes liabilities convertible preferred Stock issued by kt Cloud Co., Ltd. (Note 19).
(2) Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Equity instruments (Listed)	￦	13,911	5,620
Equity instruments (Unlisted)		42,185	47,227
Debt instruments		880,549	971,805
Derivatives held for trading		3,016	5,274

Total		939,661	1,029,926
Less: Non-current		(782,143)	(826,708)

Current	￦	157,518	203,218

F-4
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

2) The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of December 31, 2024.
(3) Financial Assets at fair value through other comprehensive income
1) Details of financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Equity instruments (Listed)	￦	1,231,188	1,317,458
Equity instruments (Unlisted)		443,067	341,753
Debt instruments		5,913	6,157

Total		1,680,168	1,665,368
Less: Non-current		(1,680,168)	(1,665,368)

Current	￦	—	—

2) Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.
(4) Derivatives used for hedging
1) Details of valuation of derivatives used for hedging as of December 31, 2023 and 2024, are as follows:

	December 31, 2023			December 31, 2024
(In millions of Korean won)	Assets		Liabilities	Assets	Liabilities
Interest rate swap	￦	1,530	191	352	3
Currency swap 1		157,681	24,356	445,119	—

Total		159,211	24,547	445,471	3
Less: Non-current		(107,802)	(23,696)	(261,719)	—

Current	￦	51,409	851	183,752	3

1
The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current
asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

F-4
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

2) Details of valuation gains and losses on the derivative instruments for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022						2023						2024
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income1		Valuation gain		Valuation loss		Other comprehensive income1		Valuation gain		Valuation Loss		Other comprehensive income1
Interest rate swap	￦	63	￦	490	￦	4,666	￦	48	￦	—	￦	(2,945)	￦	76	￦	—	￦	(1,044)
Currency swap		154,611		20,723		79,781		45,709		162		(27,273)		374,898		3,793		(16,773)
Currency forwards		—		—		754		—		—		—		—		—		—

Total	￦	154,674	￦	21,213	￦	85,201	￦	45,757	￦	162	￦	(30,218)	￦	374,974	￦	3,793	￦	(17,817)

1	The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.
3) The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of
￦
364,863
million as other comprehensive income for the year ended December 31, 2024 (2022: ￦ 85,201 million, 2023: ￦ 20,430 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of
￦
963
million as current profit or loss for the year ended December 31, 2024 (2022: valuation gain of ￦ 2,707 million, 2023: valuation loss of ￦ 41 million). In addition, the valuation gains reclassified from other comprehensive income to profit or loss amounts to

￦
382,680
million for the year ended December 31, 2024 (2022: ￦ 127,552 million, 2023: ￦ 50,648 million).
4) The unsettled amount of derivative instruments for the years ended December 31, 2023 and 2024, are as follows:
(i) Hedging instruments

(in millions of Korean won and thousands of foreign currencies)	2023
				Book value of hedging instruments		Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets	Liabilities
USD	2,011,509	￦	2,417,473	157,681	23,465	44,413
JPY	400,000		4,357	—	660	(162)
EUR	7,700		10,283	—	231	381
KRW	—		240,000	1,530	191	707

Total		￦	2,672,113	159,211	24,547	45,339

F-4
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(in millions of Korean won and thousands of foreign currencies)	2024
				Book value of hedging instruments		Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets	Liabilities
USD	2,150,937	￦	2,658,775	444,786	—	362,588
EUR	6,900		10,166	333	—	548
KRW	—		120,000	352	3	842

Total		￦	2,788,941	445,471	3	363,978

(ii) Hedged item

(in millions of Korean won)	2023				2024
Currency	Book value of hedged items		Changes in fair value to calculate the ineffective portion of hedges	Cash flow hedge reserves 1	Book value of hedged items	Changes in fair value to calculate the ineffective portion of hedges	Cash flow hedge reserves 1
USD	￦	2,593,707	(44,365)	(30,415)	3,160,554	(358,087)	(42,425)
JPY		3,651	162	49	—	—	—
EUR		10,985	(581)	158	10,548	(437)	(228)
KRW		239,944	(596)	1,315	189,967	(674)	513

Total	￦	2,848,287	(45,380)	(28,893)	3,361,069	(359,198)	(42,140)

1	The amount is after the deferred tax directly added or subtracted to the capital is reflected.
(5) Financial Liabilities at fair value through profit or loss
1) Details of financial liabilities at fair value through profit or loss as of December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2024
Derivatives held for trading 1 , 2	￦	136,106	132,011

1
In relation to the additional acquisition of shares of the equity method investee K Bank Inc in 2021, the Group has entered into a shareholder agreement with the shareholders of K Bank Inc. According to the shareholder agreement, if K Bank Inc fails to be listed on the terms agreed in the shareholder agreement, the shareholders of K Bank Inc may exercise their Drag-Along right to the Group and require the Group to sell all the shares owned by such shareholders in K Bank to third parties based on the guaranteed return agreed in the shareholder agreement. The shareholder agreement also includes a call option where, if the shareholders exercise their Drag-Along rights, the Group has an option to purchase the shares held by those shareholders. As of December 31, 2024, the derivative financial liability in accordance with IFRS 9 associated with the rights prescribed in the shareholders agreement was
￦
131,630 million (
￦
133,293 million as of December 31 2023).

2	The amount includes derivatives separated from convertible bonds issued by the Group (Note 15).

F-
50

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

2) The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
	Valuation gain	Valuation loss	Valuation gain	Valuation loss	Valuation gain	Valuation loss
Derivatives liabilities held for trading	24,683	1,800	3,316	10,710	2,550	5,772

8	Inventories
Inventories as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	￦	981,127	(102,215)	878,912	1,005,606	(99,517)	906,089
Others		109,439	—	109,439	149,106	(524)	148,582

Total	￦	1,090,566	(102,215)	988,351	1,154,712	(100,041)	1,054,671

Cost of inventories recognized as expenses for the year ended December 31, 2024 amounts to
￦
 3,500,950 million (2022:
￦
3,485,288 million, 2023:
￦
3,386,069 million) and reversal valuation loss on inventory amounts to
￦
2,174 million for the year ended December 31, 2024 (2022:
￦
 24,294
million reversal valuation loss, 2023
:
￦
6,205
million valuation loss).

9	Other Assets and Liabilities
Other assets and liabilities as of December 31, 2023 and December 31, 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Other assets
Advance payments	￦	217,997	217,679
Prepaid expenses		146,628	170,544
Contract cost		1,727,468	1,738,164
Contract assets		832,520	800,806
Others		15,237	18,929
Less: Non-current		(827,297)	(843,991)

Current	￦	2,112,553	2,102,131

Other liabilities
Advances received	￦	682,880	1,303,288
Withholdings		159,080	154,355
Unearned revenue		27,392	38,327
Lease liabilities		1,179,909	1,059,453
Contract liabilities		278,749	273,320
Others		30,848	31,203
Less: Non-current		(950,015)	(782,520)

Current	￦	1,408,843	2,077,426

F-5
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

10	Property and Equipment
(1) Changes in property and equipment for the years ended December 31, 2023 and 2024 are as follows:

(in millions of Korean won)	2023
	Land		Buildings and structures	Machinery and equipment	Others	Construction- in-progress	Total
Acquisition cost	￦	1,272,940	4,830,853	42,091,573	1,276,779	1,108,043	50,580,188
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)	(2,276,292)	(32,477,744)	(1,053,343)	(498)	(35,808,009)

Beginning, net		1,272,808	2,554,561	9,613,829	223,436	1,107,545	14,772,179
Acquisition and capital expenditure		844	5,072	75,412	78,400	3,029,380	3,189,108
Disposal and termination		(3,651)	(5,012)	(70,418)	(1,711)	(327)	(81,119)
Depreciation		—	(148,981)	(2,495,402)	(75,900)	—	(2,720,283)
Impairment (recovery of impairment)		—	—	(6,577)	(1)	(1,294)	(7,872)
Transfer in (out)		58,790	151,157	2,706,444	16,407	(3,092,670)	(159,872)
Transfer from (to) investment properties		(37,725)	(88,336)	—	—	(189)	(126,250)
Acquisitions and dispositions of subsidiaries		18,761	49,532	(14,981)	(44,543)	(3,205)	5,564
Others		14,549	137	(1,628)	(7,742)	(4,692)	624

Ending, net	￦	1,324,376	2,518,130	9,806,679	188,346	1,034,548	14,872,079

Acquisition cost	￦	1,324,508	4,903,073	43,611,280	1,182,144	1,035,198	52,056,203
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)	(2,384,943)	(33,804,601)	(993,798)	(650)	(37,184,124)

(in millions of Korean won)	2024
(in millions of Korean won)	Land		Buildings and structures	Machinery and equipment	Others	Construction- in-progress	Total
Acquisition cost	￦	1,324,508	4,903,073	43,611,280	1,182,144	1,035,198	52,056,203
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)	(2,384,943)	(33,804,601)	(993,798)	(650)	(37,184,124)

Beginning, net		1,324,376	2,518,130	9,806,679	188,346	1,034,548	14,872,079
Acquisition and capital expenditure		213	1,031	52,336	67,480	2,787,450	2,908,510
Disposal and termination		(1,928)	(3,095)	(68,834)	(2,758)	(5,470)	(82,085)
Depreciation		—	(153,399)	(2,589,318)	(72,676)	—	(2,815,393)
Impairment (recovery of impairment)		—	—	(6,374)	(809)	—	(7,183)
Transfer in (out)		4,430	42,289	2,306,814	13,324	(2,473,118)	(106,261)
Transfer from (to) investment properties		24,429	21,442	—	—	1,159	47,030
Acquisitions and dispositions of subsidiaries		—	(617)	(328)	(415)	—	(1,360)
Others		139	8,399	7,053	313	(5,427)	10,477

Ending, net	￦	1,351,659	2,434,180	9,508,028	192,805	1,339,142	14,825,814

Acquisition cost	￦	1,351,791	4,981,282	44,584,135	1,222,671	1,339,225	53,479,104
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)	(2,547,102)	(35,076,107)	(1,029,866)	(83)	(38,653,290)

F-5
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2) The borrowing costs capitalized for qualifying assets amount to
￦
18,976 million (2022:
￦
 9,954 million, 2023:
￦
17,671 million), for the year ended December 31, 2024. The range of interest rate applied to calculate the capitalized borrowing costs, for the year ended December 31, 2024, is 1.86%~6.89% (2022: 1.85%~7.42%, 2023: 1.86%~7.28%).

11	Investment Properties
(1) Changes in investment properties for the years ended December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	2023
	Land		Buildings	Construction- in-progress	Total
Acquisition cost	￦	881,360	1,577,736	137,108	2,596,204
Less: Accumulated depreciation		(1,568)	(661,278)	—	(662,846)

Beginning, net		879,792	916,458	137,108	1,933,358
Acquisition		—	57,529	153,279	210,808
Disposal		(8,167)	(9,323)	—	(17,490)
Depreciation		—	(52,869)	—	(52,869)
Transfer from property and equipment		37,725	88,336	189	126,250
Transfer and others		1	27,544	(29,467)	(1,922)

Ending, net	￦	909,351	1,027,675	261,109	2,198,135

Acquisition cost	￦	910,919	1,750,677	261,109	2,922,705
Less: Accumulated depreciation		(1,568)	(723,002)	—	(724,570)

(in millions of Korean won)	2024
	Land		Buildings	Construction- in-progress	Total
Acquisition cost	￦	910,919	1,750,677	261,109	2,922,705
Less: Accumulated depreciation		(1,568)	(723,002)	—	(724,570)

Beginning, net		909,351	1,027,675	261,109	2,198,135
Acquisition		19,184	7,035	218,703	244,922
Disposal		(1,586)	(32,390)	—	(33,976)
Depreciation		—	(51,581)	—	(51,581)
Transfer from property and equipment		(24,429)	(21,442)	(1,159)	(47,030)
Transfer and others		(5,939)	856	(5,771)	(10,854)

Ending, net	￦	896,581	930,153	472,882	2,299,616

Acquisition cost	￦	898,149	1,665,797	472,882	3,036,828
Less: Accumulated depreciation		(1,568)	(735,644)	—	(737,212)
(2) The fair value of the Group’s investment properties is
￦
6,899,105 million as of December 31, 2024 (December 31, 2023:
￦
5,276,169 million). The fair value of investment properties is estimated based on the expected cash flow.
(3) Rental income from investment properties is
￦
232,799 million in 2024 (2022:
￦
 206,127 million, 2023:
￦
224,016 million). The direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

F-5
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(4) As of December 31, 2024, the Group (Lessor) has entered into a non-cancellable
operating lease contract relating to real estate lease. The future minimum lease fee under this contract is
￦
98,315 million for one year or less,
￦
122,058 million for more than one year and less than five years,
￦
11,495 million for over five years, and
￦
231,868 million in total.

12	Intangible Assets
(1) Changes in intangible assets for the years ended December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	2023
	Goodwill		Development costs	Software	Frequency usage rights	Others	Total
Acquisition cost	￦	1,037,887	1,803,687	1,156,951	2,617,707	1,532,061	8,148,293
Less: Accumulated amortization (including accumulated impairment loss and others)		(329,664)	(1,631,831)	(1,001,875)	(1,129,451)	(925,639)	(5,018,460)

Beginning, net		708,223	171,856	155,076	1,488,256	606,422	3,129,833
Acquisition and capital expenditure 1		—	33,078	38,603	37	238,019	309,737
Disposal and termination		—	(4,812)	(397)	—	(6,431)	(11,640)
Amortization 2		—	(63,052)	(52,265)	(350,276)	(226,316)	(691,909)
Impairment		(230,352)	(128)	(16)	—	(5,711)	(236,207)
Acquisition and disposition of businesses		6,207	—	(108)	—	(69)	6,030
Others		4,349	1,658	11,769	175	10,066	28,017

Ending, net	￦	488,427	138,600	152,662	1,138,192	615,980	2,533,861

Acquisition cost	￦	1,036,354	1,790,446	1,196,329	2,415,243	1,725,087	8,163,459
Less: Accumulated amortization (including accumulated impairment loss and others)		(547,927)	(1,651,846)	(1,043,667)	(1,277,051)	(1,109,107)	(5,629,598)

1	The amounts include the transferred amount from Property and Equipment account.

2	Amounts include ￦ 52,179 million which is the changed effect of useful life from Media Contents asset.

F-5
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(in millions of Korean won)	2024
	Goodwill		Development costs	Software	Frequency usage rights	Others	Total
Acquisition cost	￦	1,036,354	1,790,446	1,196,329	2,415,243	1,725,087	8,163,459
Less: Accumulated amortization (including accumulated impairment loss and others)		(547,927)	(1,651,846)	(1,043,667)	(1,277,051)	(1,109,107)	(5,629,598)

Beginning, net		488,427	138,600	152,662	1,138,192	615,980	2,533,861
Acquisition and capital expenditure 1		—	12,417	23,404	—	185,424	221,245
Disposal and termination		—	(8,394)	(2,206)	—	(10,256)	(20,856)
Amortization		—	(39,959)	(50,811)	(348,297)	(212,582)	(651,649)
Impairment		(211,806)	—	(118)	—	(27,388)	(239,312)
Acquisition and disposition of businesses		(4,214)	—	(116)	—	(9,516)	(13,846)
Others		1,372	1,447	31,776	2,646	(3,944)	33,297

Ending, net	￦	273,779	104,111	154,591	792,541	537,718	1,862,740

Acquisition cost	￦	1,055,180	1,763,627	1,251,365	2,415,507	1,811,079	8,296,758
Less: Accumulated amortization (including accumulated impairment loss and others)		(781,401)	(1,659,516)	(1,096,774)	(1,622,966)	(1,273,361)	(6,434,018)

1	The amounts include the transferred amount from Property and Equipment account.
(2) The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is
￦
203,227 million as of December 31, 2024 (December 31, 2023:
￦
212,910 million).
(3) Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of December 31, 2024, goodwill allocated to each cash-generating unit is as follows:

(in millions of Korean won)
Cash generating Unit	Amount

Mobile services 1,9	￦	65,057
BC Card Co., Ltd. 2		41,234
HCN Co., Ltd. 3		2,630
GENIE Music Corporation 4		38,296
MILLIE Co., Ltd. 5		54,725
PlayD Co., Ltd. 6		26,225
KT Telecop Co., Ltd. 7		15,418
Epsilon Global Communications Pte. Ltd. 8		—
KT MOS Bukbu Co., Ltd and others		30,194

Total	￦	273,779

1
The recoverable amounts of mobile services business are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 7.21% used reflected specific risks relating to the relevant CGU. As a result of the

F-5
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

impairment test, the Group concluded that the carrying amount of the CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on mobile business for the years ended December 31, 2022, 2023 and 2024.
2
The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 4.09% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of the CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on BC Card Co., Ltd. for the years ended December 31, 2022, 2023 and 2024.

3
The recoverable amounts of HCN Co., Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 2.21% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 6.97% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, HCN’s recoverable amount was KRW 2,630 million, which was less than the carrying amount, and KRW 126,058 million of the impairment loss was recorded as goodwill in full and reflected in operating expenses.

4
The recoverable amounts of GENIE Music Corporation are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 4.51% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 17.28% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, GENIE’s recoverable amount was KRW 38,296 million, which was less than the carrying amount, and KRW 11,918 million of the impairment loss was recorded as goodwill in full and reflected in operating expenses.

5
The recoverable amounts of MILLIE Co., Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next four years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after four years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 17.19% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of the CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on MILLIE Co., Ltd. for the years ended December 31, 2022, 2023 and 2024.

6
The recoverable amounts of PlayD Co., Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows

F-5
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 17.28% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, PlayD’s recoverable amount was KRW 26,225 million, which was less than the carrying amount, and KRW 13,843 million of the impairment loss was recorded as goodwill in full and reflected in operating expenses.
7
The recoverable amounts of KT Telecop Co., Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 8.25% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of the CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on KT Telecop Co., Ltd. for the years ended December 31, 2022, 2023 and 2024.

8
The recoverable amounts of Epsilon Global Communications Pte. Ltd. are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after five
years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 6.97% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, Epsilon Global Communications’ recoverable amount was KRW 0, which was less than the carrying amount, and KRW 48,312 million of the impairment loss was recorded as goodwill in full and reflected in operating expenses.

9
The Group performed its impairment assessment for long-lived assets attributed to the Information and Communication Technology (“ICT”) reporting segment, which includes the Cash-Generating Units of Mobile, Fixed line, and Corporate Services (the “CGUs”). The Group compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amounts of ICT reporting segment are calculated based on value-in
use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rate 7.21%. Accordingly, the Group did not recognize an impairment loss on ICT reporting segment for the years ended December 31, 2022, 2023 and 2024.

F-5
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

13	Investments in Associates and Joint Ventures
(1) Details of associates as of December 31, 2023 and 2024, are as follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2023	December 31, 2024
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. 1	10.0%	10.0%	Korea	December
Megazone Cloud Corporation 1	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	35.3%	35.3%	Korea	December

1
As of December 31, 2024, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has significant influence in determining the operational and financial policies.

(2) Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024, are as follows:

	2023
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures 1	Others	Ending
KIF Investment Fund	￦	170,979	—	5,443	632	177,054
K Bank Inc.		852,756	—	1,089	19,036	872,881
HD Hyundai Robotics Co., Ltd.		49,372	—	(1,637)	(1)	47,734
Megazone Cloud Corporation		136,199	—	(4,583)	78	131,694
IGIS No. 468-1 General Private Real Estate Investment Company		23,589	—	(105)	—	23,484
KT-DSC Creative Economy Youth Start-up Investment Fund		22,123	(500)	3,494	—	25,117
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		16,620	—	(4,678)	—	11,942
LS Marine Solution Co., Ltd.		—	—	255	23,237	23,492
Others		209,084	101,887	(34,912)	(32,568)	243,491

Total	￦	1,480,722	101,387	(35,634)	10,414	1,556,889

F-5
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

	2024
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures 1	Others	Ending
KIF Investment Fund	￦	177,054	—	12,396	1,675	191,125
K Bank Inc.		872,881	—	43,614	1,146	917,641
HD Hyundai Robotics Co., Ltd.		47,734	—	(1,138)	(766)	45,830
Megazone Cloud Corporation		131,694	—	(3,047)	2,126	130,773
IGIS No. 468-1 General Private Real Estate Investment Company		23,484	—	(110)	—	23,374
KT-DSC Creative Economy Youth Start-up Investment Fund		25,117	(275)	(8,046)	(845)	15,951
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		11,942	—	(2,215)	—	9,727
LS Marine Solution Co., Ltd.		23,492	(19,656)	237	(4,073)	—
Others		243,491	41,542	(35,662)	(21,560)	227,811

Total	￦	1,556,889	21,611	6,029	(22,297)	1,562,232

1	The amount represents the fair value of investment at the time the Company lost control (Refer to note above).
(3) Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2023 and 2024, is as follows:

(in millions of Korean won)	December 31, 2023
	Current assets		Non-current assets	Current liabilities	Non-current liabilities

KIF Investment Fund	￦	128,344	402,819	—	—
K Bank Inc.		21,320,790	89,812	19,541,076	4,516
HD Hyundai Robotics Co., Ltd.		251,868	134,424	106,557	9,775
Megazone Cloud Corporation		874,778	267,605	341,679	205,087
IGIS No. 468-1 General Private Real Estate Investment Company		2,985	49,631	11	—
KT-DSC Creative Economy Youth Start-up Investment Fund		482	87,528	101	—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		5,690	145,769	107,553	—
LS Marine Solution Co., Ltd .		66,767	80,307	23,906	207

F-5
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(in millions of Korean won)	December 31, 2024
	Current assets		Non-current assets	Current liabilities	Non-current liabilities

KIF Investment Fund	￦	164,128	409,248	—	—
K Bank Inc.		31,085,824	105,858	29,176,699	10,453
HD Hyundai Robotics Co., Ltd.		235,763	120,778	101,300	4,422
Megazone Cloud Corporation		985,584	470,477	606,267	254,221
IGIS No. 468-1 General Private Real Estate Investment Company		161	52,209	11	—
KT-DSC Creative Economy Youth Start-up Investment Fund		435	55,796	404	—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		4,558	170,770	133,665	—

(In millions of Korean won)	2023
	Operating revenue		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)	Dividends received from associates

KIF Investment Fund	￦	33,017	16,330	—	16,330	1,139
K Bank Inc.		946,559	10,560	56,609	67,169	—
Hyundai Robotics Co., Ltd.		167,949	(17,513)	(1,093)	(18,606)	—
Megazone Cloud Corporation		1,410,078	(34,760)	(3,021)	(37,781)	—
IGIS No. 468-1 General Private Real Estate Investment Company		6	(234)	—	(234)	—
KT-DSC Creative Economy Youth Start-up Investment Fund		19,849	12,227	—	12,227	—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		—	(406)	—	(406)	—
LS Marine Solution Co., Ltd .		70,779	11,618	(289)	11,329	—

F-
60

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(In millions of Korean won)	2024
	Operating revenue		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)	Dividends received from associates

KIF Investment Fund	￦	57,113	37,187	—	37,187	2,660
K Bank Inc.		1,226,412	136,113	806	136,919	—
Hyundai Robotics Co., Ltd.		226,288	(13,269)	1,311	(11,958)	—
Megazone Cloud Corporation		1,733,976	(18,575)	25,775	7,200	—
IGIS No. 468-1 General Private Real Estate Investment Company		5	(246)	—	(246)	—
KT-DSC Creative Economy Youth Start-up Investment Fund		23,674	(25,851)	—	(25,851)	1,505
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		—	(442)	—	(442)	—
(4) Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years ended December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	2023
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)	Intercompany transaction and others (d)	Book amount (c)+(d)

KIF Investment Fund	￦	531,164	33.33%	177,054	—	177,054
K Bank Inc.		1,865,010	33.72%	628,910	243,971	872,881
Hyundai Robotics Co., Ltd.		269,960	10.00%	26,996	20,738	47,734
Megazone Cloud Corporation		547,786	6.83%	37,404	94,290	131,694
IGIS No. 468-1 General Private Real Estate Investment Company		52,605	44.64%	23,484	—	23,484
KT-DSC Creative Economy Youth Start-up Investment Fund		87,908	28.57%	25,117	—	25,117
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		43,905	35.29%	15,496	(3,554)	11,942
LS Marine Solution Co., Ltd .		122,961	7.30%	8,972	14,520	23,492

F-6
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(in millions of Korean won)	2024
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)	Intercompany transaction and others (d)	Book amount (c)+(d)

KIF Investment Fund	￦	573,376	33.33%	191,125	—	191,125
K Bank Inc.		2,004,530	33.72%	675,958	241,683	917,641
Hyundai Robotics Co., Ltd.		250,819	10.00%	25,082	20,748	45,830
Megazone Cloud Corporation		548,558	6.83%	37,457	93,316	130,773
IGIS No. 468-1 General Private Real Estate Investment Company		52,359	44.64%	23,374	—	23,374
KT-DSC Creative Economy Youth Start-up Investment Fund		55,827	28.57%	15,951	—	15,951
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC		41,663	35.29%	14,705	(4,978)	9,727
(5) Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of
￦
1,760 million for the year ended December 31, 2024 (2022:
￦
 909 million, 2023:
￦
833 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of December 31, 2024 is
￦
7,942 million (December 31, 2023:
￦
 10,748 million).

14	Trade and Other Payables
(1) Details of trade and other payables as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Current liabilities
Trade payables	￦	1,297,752	1,036,707
Other payables		6,757,170	6,358,084

Total	￦	8,054,922	7,394,791

Non-current liabilities
Trade payables	￦	3,202	1,035
Other payables		816,356	577,374

Total	￦	819,558	578,409

F-6
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2)	Details of other payables as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Non-trade payables 1	￦	5,207,165	4,578,424
Accrued expenses		1,267,700	1,293,627
Operating deposits		880,810	833,482
Others		217,851	229,925
Less: non-current		(816,356)	(577,374)

Current	￦	6,757,170	6,358,084

1	As of December 31, 2024, credit sale liabilities amounting to ￦ 1,612,495 million (December 31, 2023: ￦ 2,314,077 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

15	Borrowings

(1)	Details of borrowings as of December 31, 2023 and 2024, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			December 31, 2023			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes 1	Sep. 07, 2034	6.500%	USD 100,000	￦	128,940	USD 100,000	￦	147,000
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		515,760	USD 400,000		588,000
MTNP notes	Jul. 19, 2024	—	JPY 400,000		3,651	—		—
MTNP notes	Sep. 01, 2025	1.000%	USD 400,000		515,760	USD 400,000		588,000
FR notes 2	Nov. 01, 2024	—	USD 350,000		451,290	—		—
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		386,820	USD 300,000		441,000
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		644,700	USD 500,000		735,000
MTNP notes	Feb. 02. 2028	4.125%	—		—	USD 500,000		735,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	—	—		110,000	—		—
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 02, 2024	—	—		170,000	—		—
The 187-4th Public bond	Sep. 02, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-2nd Public bond	Jan. 15, 2024	—	—		80,000	—		—
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-2nd Public bond	Oct. 11, 2024	—	—		100,000	—		—
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	—	—		130,000	—		—
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000

F-6
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(In millions of Korean won and foreign currencies in thousands)			December 31, 2023		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 195-1st Public bond	Jun. 10, 2024	—	—	180,000	—	—
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—	270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	4.191%	—	280,000	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2025	3.847%	—	70,000	—	70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	85,000	—	85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—	—	—	120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—	—	—	200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—	—	—	80,000
The 201-1st Public bond	Dec. 02, 2027	2.899%	—	—	—	130,000
The 201-2nd Public bond	Dec. 02, 2029	2.918%	—	—	—	70,000
The 201-3rd Public bond	Dec. 02, 2034	3.057%	—	—	—	100,000
The 18-1st unsecured bond	Jul. 02, 2024	—	—	100,000	—	—
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	—	50,000	—	50,000
The 19-1nd unsecured bond	Jun. 12, 2027	3.691%	—	—	—	50,000
The 19-2nd unsecured bond	Jun. 12, 2029	3.783%	—	—	—	50,000
The 149-1st Won-denominated unsecured bond	Mar. 08, 2024	—	—	70,000	—	—
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-2nd Won-denominated unsecured bond	Apr. 08, 2024	—	—	30,000	—	—
The 151-2nd Won-denominated unsecured bond	May. 14, 2024	—	—	40,000	—	—
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	—	—	80,000	—	—
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-2nd Won-denominated unsecured bond	Nov. 11, 2024	—	—	70,000	—	—
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	—	—	50,000	—	—
The 155-2nd Won-denominated unsecured bond	Sep. 02, 2024	—	—	20,000	—	—
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	20,000
The 156-1st Won-denominated unsecured bond 2	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	60,000
The 156-2nd Won-denominated unsecured bond 2	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	4.421%	—	50,000	—	50,000
The 159-1st Won-denominated unsecured bond	Aug. 09, 2024	—	—	30,000	—	—
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-1st Won-denominated unsecured bond	Jun. 14, 2024	—	—	20,000	—	—
The 160-2nd Won-denominated unsecured bond	Dec. 13, 2024	—	—	20,000	—	—
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-1st Won-denominated unsecured bond	Jun. 21, 2024	—	—	10,000	—	—
The 161-2nd Won-denominated unsecured bond	Dec. 20, 2024	—	—	20,000	—	—
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	5.594%	—	30,000	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 162-2nd Won-denominated unsecured bond	Jan. 26, 2024	—	—	40,000	—	—
The 162-3rd Won-denominated unsecured bond	Apr. 26, 2024	—	—	10,000	—	—
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	20,000
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	80,000
The 164-1st Won-denominated unsecured bond	Apr. 12, 2024	—	—	10,000	—	—
The 164-2nd Won-denominated unsecured bond	Oct. 24, 2024	—	—	30,000	—	—
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	3.870%	—	30,000	—	30,000
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—	30,000	—	30,000

F-6
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(In millions of Korean won and foreign currencies in thousands)			December 31, 2023			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 166-1st Won-denominated unsecured bond	Nov. 22, 2024	—	—		20,000	—		—
The 166-2nd Won-denominated unsecured bond	Apr. 22, 2025	4.310%	—		40,000	—		40,000
The 166-3rd Won-denominated unsecured bond	May. 21, 2025	4.332%	—		10,000	—		10,000
The 166-4th Won-denominated unsecured bond	May. 22, 2025	4.332%	—		40,000	—		40,000
The 167-1st Won-denominated unsecured bond	Dec. 20, 2024	—	—		30,000	—		—
The 167-2nd Won-denominated unsecured bond	Jan. 22, 2025	3.864%	—		50,000	—		50,000
The 167-3rd Won-denominated unsecured bond	Feb. 21, 2025	3.864%	—		10,000	—		10,000
The 167-4th Won-denominated unsecured bond	Dec. 22, 2025	3.858%	—		10,000	—		10,000
The 168-1st Won-denominated unsecured bond	Jun. 05, 2025	3.687%	—		—	—		40,000
The 168-2nd Won-denominated unsecured bond	Aug. 06, 2025	3.703%	—		—	—		70,000
The 168-3rd Won-denominated unsecured bond	Oct. 02, 2025	3.724%	—		—	—		40,000
The 169th Won-denominated unsecured bond	Apr. 4, 2025	3.671%	—		—	—		50,000
The 170th Won-denominated unsecured bond	Jun. 12, 2026	3.688%	—		—	—		50,000
The 171-1st Won-denominated unsecured bond	Jun. 11, 2027	3.330%	—		—	—		20,000
The 171-2nd Won-denominated unsecured bond	Aug. 12, 2027	3.329%	—		—	—		60,000
The 172-1st Won-denominated unsecured bond	Mar. 6, 2026	3.514%	—		—	—		10,000
The 172-2nd Won-denominated unsecured bond	Mar. 9, 2026	3.514%	—		—	—		40,000
The 172-3rd Won-denominated unsecured bond	Sep. 9, 2026	3.474%	—		—	—		30,000
The 173-1st Won-denominated unsecured bond	Sep. 23, 2027	3.291%	—		—	—		60,000
The 173-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.291%	—		—	—		50,000
The 173-3rd Won-denominated unsecured bond	Oct. 22, 2027	3.292%	—		—	—		40,000
The 174th Won-denominated unsecured bond	Nov. 10. 2025	3.339%	—		—	—		60,000
The 175-1st Won-denominated unsecured bond	Dec. 10. 2025	3.169%	—		—	—		50,000
The 175-2nd Won-denominated unsecured bond	Dec. 10. 2027	3.101%	—		—	—		50,000
The 176th Won-denominated unsecured bond	Dec. 18. 2026	3.134%	—		—	—		70,000

Subtotal					8,446,921			9,154,000
Less: Current portion					(1,924,523)			(3,073,474)
Discount on bonds					(19,248)			(24,177)

Total				￦	6,503,150		￦	6,056,349

1
As of December 31, 2024, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007.

2	The CMS (5Y) and CMS (10Y) is approximately 2.720% and 2.780%, respectively as of December 31, 2024.

F-6
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

2)	Convertible bonds

(In millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	December 31, 2023		December 31, 2024
The 1st CB (Private) 1	Jun. 5, 2020	Jun. 5, 2025	2	￦	8,000	8,000
Redemption premium					2,267	2,267
Conversion rights adjustment					(1,811)	(580)

Subtotal					8,456	9,687
Less: Current portion					(8,456)	(9,687)

Total				￦	—	—

1	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~May 4, 2025).

2	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.

3)	Borrowings

a.	Short-term borrowings

(In millions of Korean won)			December 31, 2023			December 31, 2024
Type	Financial institution	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won

Operational	Shinhan Bank 1	4.210%~6.280%	—	￦	151,500	—	￦	71,000
		5.430%~6.270%	—		—	—		13,090
		CD(91D)+1.800%	—		—	—		16,900
		CD(91D)+1.990%	—		20,000	—		20,000
	Woori Bank 1	4.050%	—		70,000	—		70,000
		4.230%~5.330%	—		—	—		51,950
	Korea Development Bank	4.470%~5.940%	—		34,900	—		35,000
	Industrial Bank of Korea	4.340%	—		6,000	—		6,000
	Hana Bank	—	—		4,800	—		—
	KB SECURITIES	3.630%	—		69,635	—		120,000
	HSBC	—	USD 23,600		30,450	—		—
	NongHyup Bank 1	4.340%	—		8,500	—		14,200
	Korea Investment	—	—		30,000	—		—
	Standard Chartered Bank 1	CD(91D)+0.750%	—		—	—		32,000

	Total				￦ 425,785		￦	450,140

1	CD(91D) is approximately 3.400% as of December 31, 2024

F-6
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

b. Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			December 31, 2023			December 31, 2024
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund 1	1.000%	—	￦	1,480	—	￦	987
CA-CIB	General loans	3.820%	—		200,000	—		100,000
JPM	General loans	2.700%	—		200,000	—		100,000
DBS	General loans	3.820%	—		100,000	—		100,000
Shinhan Bank	General loans	4.090%	—		—	—		100,000
	General loans 2	Term SOFR(3M)+1.700%	USD 8,910		11,489	USD 8,910		13,098
	General loans	—	USD 31,472		40,655	—		—
	General loans 3	4.490%	—		62,398	—		62,398
	General loans 2	Term SOFR(3M)+1.300%	USD 21,127		27,241	USD 21,127		31,056
	General loans 2	Term SOFR(3M)+1.940%	USD 35,000		45,129	USD 35,000		51,450
	General loans 2	—	—		16,900	—		—
Woori Bank	General loans 2	EURIBOR(3M)+0.950%	EUR 7,700		10,985	EUR 6,900		10,548
	General loans	5.150%	—		41,526	—		26,526
Hi Investment & Securities	CP	2.302%	—		92,994	—		95,321
Bookook Investment	CP	—	—		19,525	—		—
Korea Investment	CP	3.622%	—		75,928	—		78,933
Korea Development Bank	General loans	4.740%~4.960%	—		137,000	—		33,000
KDB Bank Uzbekistan	loans 4	23.000%	—		—	UZS 45,448,426		4,999
	loans 4	10.300%	—		—	USD 5,400		7,725
NH Jayang	PF loans 2	CD(91D)+1.150%	—		53,033	—		8,366
Kyobo Life Insurance	PF loans 2	CD(91D)+1.150%~ CD(91D)+3.450%	—		84,586	—		44,385
Standard Chartered Bank Korea	PF loans 2	CD(91D)+1.150%~ CD(91D)+3.450%	—		56,390	—		29,590
General loans		—	—		32,000	—		—
Samsung Life Insurance	PF loans	1.860%~4.160%	—		46,992	—		24,658
Kookmin Bank	General loans	4.750%	—		—	—		8,000

Subtotal					1,356,251			931,040
Less: Current portion					(699,800)			(371,451)

Total				￦	656,451		￦	559,589

1	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.
2	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 2.714%, 4.692%, 3.400% respectively, as of December 31, 2024.
3	The general loans are repayable in installments over 4 years after a three-year grace period.
4	The general loans are repayable in installments over 3 years after a two-year grace period.

F-6
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of December 31, 2024, is as follows:

(In millions of Korean won)
	Bonds				Borrowings			Total
	In local currency		In foreign currency	Sub- total	In local currency	In foreign currency	Sub- total
Jan.1, 2025 ~ Dec.31 2025	￦	1,763,000	1,323,000	3,086,000	746,466	75,126	821,592	3,907,592
Jan.1, 2026 ~ Dec.31 2026		1,080,000	588,000	1,668,000	119,414	31,056	150,470	1,818,470
Jan.1, 2027 ~ Dec.31 2027		940,000	441,000	1,381,000	342,600	4,231	346,831	1,727,831
Jan.1, 2028 ~ Dec.31 2028		515,000	735,000	1,250,000	15,600	4,231	19,831	1,269,831
After Jan.1, 2029		1,630,000	147,000	1,777,000	38,225	4,232	42,457	1,819,457

Total	￦	5,928,000	3,234,000	9,162,000	1,262,305	118,876	1,381,181	10,543,181

16.	Provisions
Changes in provisions for the years ended December 31, 2023 and 2024, are as follows:

	2023
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	￦	36,329	108,962	55,075	200,366
Increase (transfer)		592	26,381	10,656	37,629
Usage		(7,179)	(1,138)	(6,391)	(14,708)
Reversal		(35)	(653)	(2,096)	(2,784)
Changes in consolidation scope		—	—	(177)	(177)
Others		—	(393)	2,290	1,897

Ending balance	￦	29,707	133,159	59,357	222,223

Less: Current	￦	(29,130)	(26,945)	(59,134)	(115,209)
Non-current		577	106,214	223	107,014

	2024
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	￦	29,707	133,159	59,357	222,223
Increase (transfer)		26	11,628	15,629	27,283
Usage		(4,721)	(1,941)	(6,066)	(12,728)
Reversal		(3,322)	(1,658)	(6,931)	(11,911)
Others		—	573	(1,033)	(460)

Ending balance	￦	21,690	141,761	60,956	224,407

Less: Current	￦	(21,690)	(29,922)	(60,918)	(112,530)
Non-current		—	111,839	38	111,877

F-6
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

17.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of December 31, 2023 and 2024, are determined as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Present value of defined benefit obligations	￦	2,365,793	2,232,898
Fair value of plan assets		(2,462,925)	(2,153,792)

Liabilities	￦	63,616	128,457

Assets	￦	160,748	49,351

(2)	Changes in the defined benefit obligations for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023		2024
Beginning	￦	2,218,655	2,365,793
Current service cost		213,489	224,071
Interest expense		103,874	88,882
Benefit paid		(358,298)	(626,899)
Changes due to settlements of plan & Past Service Cost		1	3,054
Remeasurements:
Actuarial gains (losses) arising from changes in demographic assumptions		1,903	11,531
Actuarial gains (losses) arising from changes in financial assumptions		138,462	90,373
Actuarial gains arising from experience adjustments		48,174	57,699
Acquisition and disposition of businesses, etc		(467)	18,394

Ending	￦	2,365,793	2,232,898

(3)	Changes in the fair value of plan assets for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023		2024
Beginning	￦	2,478,143	2,462,925
Interest income		121,336	97,708
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		9,410	(154)
Benefits paid		(307,762)	(583,162)
Employer contributions		165,128	172,622
Acquisition and disposition of businesses, etc.		(3,330)	3,853

Ending	￦	2,462,925	2,153,792

F-6
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(4)	Amounts recognized in the consolidated statement of profit or loss for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
Current service cost	￦	238,068	￦	213,922	￦	224,071
Net Interest cost		3,139		(17,462)		(8,826)
Changes due to settlements of plan & Past Service Cost		(701)		1		(13,059)
Transfer in(out)		(15,102)		(13,435)		19,191

Total expenses	￦	225,404	￦	183,026	￦	221,377

(5)	Principal actuarial assumptions used are as follows:

	December 31, 2022	December 31, 2023	December 31, 2024
Discount rate	2.4%~6.29%	3.67%~5.51%	3.24%~5.02%
Salary growth rate	1.82%~8.9%	1.7%~8.96%	1.66%~8.96%

(6)	The sensitivity of the defined benefit obligations as of December 31, 2024, to changes in the principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5% point	￦ (73,763)	79,580
Salary growth rate	0.5% point	76,543	(71,924)
A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.
The above sensitivity analysis is based on changes in assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

(7)	Effect of defined benefit plan on future cash flows
The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans, for the year ending December 31, 2025, are
￦
258,954 million.
The expected maturity analysis of undiscounted pension benefits as of December 31, 2024, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	￦	257,012	￦	265,473	￦	740,445	￦	2,048,227	￦	3,311,157

(8)	The weighted average duration of the defined benefit obligations is 6.8 years.

18.	Defined Contribution Plan
Recognized expense related to the defined contribution plan for the year ended December 31, 2024, is
￦
86,723 million (2022:
￦
72,576 million, 2023:
￦
85,174 million).

F-
70

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

19.	Commitments and Contingencies

(1)	As of December 31, 2024, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others	￦	374,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700	987
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others		541,650	37,277
Plus electronic notes payable	Industrial Bank of Korea		50,000	3,058
Working capital loan	Korea Development Bank and others		1,584,440	303,140
	Shinhan Bank		USD 65,037	USD 65,037
	Woori Bank		EUR 6,900	EUR 6,900
Facility loans	Shinhan Bank and others		824,000	195,924
Derivatives transaction limit	Korea Development Bank and others		USD 2,120,000	USD 2,120,000

Total	KRW		3,415,030	542,118
	USD		USD 2,185,037	USD 2,185,037
	EUR		EUR 6,900	EUR 6,900

(2)	As of December 31, 2024, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit
Hana Bank	Guarantee for payment in Korean currency	4,000
	Comprehensive credit line and others	2,900
	Guarantee for payment in foreign currency	USD 59
	Comprehensive credit line and others	USD 10,300
	Performance guarantee and others	USD 59
Kookmin Bank	Guarantee for payment in foreign currency	USD 3,186
Shinhan Bank	Guarantee for payment in Korean currency	710
	Guarantee for payment in foreign currency and others	USD 98,842
	Corporate card issuance guarantee	VND 222,914
Woori Bank	Guarantee for payment in Korean currency	5,100
	Guarantee for payment in foreign currency	USD 7,000
	Guarantee for payment in foreign currency	EUR 6,900
	Performance guarantee and others	USD 270
HSBC	Guarantees for depositions	USD 807
Seoul Guarantee Insurance Company	Performance guarantee and others	404,991
Korea Software Financial Cooperative	Performance guarantee and others	1,611,632
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others	135

F-7
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit
Korea Housing Finance Corporation	Performance guarantee and others	26,526
Korea Housing & Urban Guarantee Corporation 1	Performance guarantee and others	691,530
Information & Communication Financial Cooperative	Performance guarantee and others	838,244

Total	KRW	3,585,768
	USD	120,523
	EUR	6,900
	VND	222,914

1	Inventory assets ( ￦ 449,448 million) and investment properties ( ￦ 494,487 million) are provided as collateral with commitment respectively, as of December 31, 2024.

(3)	As of December 31, 2024, guarantees provided by the Group to third parties are as follows:

(In millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc	Wonju Bando U-bora Mark Bridge Buyer	Hana Bank	103,000	68,780	Aug. 5, 2022 ~ Feb. 28, 2025
KT Engineering Co., Ltd. 1	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	28	Jan. 7, 2010 ~ Jan. 8, 2025
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	748	249	—

1	KT Engineering Co., Ltd., a subsidiary of the Group, is subject to payment, depending on the reimbursement of principal debtor.

(4)
The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off.
As of December 31, 2024, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of
￦
433 million.

(5)
For the year ended December 31, 2023 and 2024 the Group entered into agreements with the Securitization Specialty Companies (2023: First 5G 67
th
to 72
nd
Securitization Specialty Co., Ltd. 2024: First 5G 73
rd
to 78
th
Securitization Specialty Co., Ltd.,) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.

(6)
As of December 31, 2024, the Group is a defendant in 151 lawsuits with the total claimed amount of
￦
141,941 million (As of December 31, 2023:
￦
167,834 million). As of December 31, 2024, litigation provisions of
￦
21,690 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of December 31, 2024 (Note 16).

(7)	Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose

F-7
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(8)	As of December 31, 2024, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(9)	As of December 31, 2024, the contract amount of properties and equipments acquisition agreement made but not yet recognized amounts to ￦ 350,949 million (As of December 31, 2023: ￦ 489,231 million).

(10)	As of December 31, 2024, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 7).

(11)
The Group entered into an agreement with financial investors of Epsilon Global Communications Pte regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise
Tag-Along
Right, Drag-Along Right, and the right to sell shares for the convertible preferred shares they hold (Note 7).

(12)
The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of December 31, 2024, remaining amounts of USD 33,100 thousand and JPY 240,000 thousand will be invested through the Capital Call method in the future.

(13)
As of December 31, 2024, the Group has the amount of
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

(14)
The Group has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd., and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS Co., Ltd., and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(15)
During the prior period, the Group entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a
Tag-Along
or a
Put-Option
to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the confirmed public offering price and the preliminary public offering price (Note 7).

(16)
As of December 31, 2024, The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.

(17)
As of December 31, 2024, The Group entered into a shareholders’ agreement with the Government of Rwanda in connection with its equity investment in KT Rwanda. Under this agreement, the Company holds a put option that allows it to require the Government of Rwanda to purchase its shares in the event of a breach of the agreement.

F-7
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(18)	Details of investment properties provided as collateral as December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	December 31, 2023
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	￦	81,057	64,680	Borrowings	54,900	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank
Land and buildings		555,921	64,877	Deposits received	55,965	leaseholder

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	￦	79,959	76,668	Borrowings	63,890	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank
Land and buildings		541,351	68,019	Deposits received	58,062	leaseholder

(19)
The Group has established a supplier finance agreement with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Group from the Group’s external finance provider. The Group pays the finance provider in accordance with the usual payment terms to settle the debt. As of December 31, 2024, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is
￦
16,081 million. Of these, the carrying amount of the part that the suppliers have already received from the finance provider is
￦
9,746 million. There were no significant
non-cash
changes in the carrying amount of the trade and other payables included in the Group’s supplier finance agreement.

20.	Leases
Information of leases in which the Group is a lessee is as follows. Information when the Group is a lessor is described in Note 11.

(1)	Amounts recognized in the consolidated statement of financial position
The consolidated statements of financial position shows the following amounts relating to leases:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Right-of-use assets
Property and building	￦	1,019,537	950,940
Machinery and communication line facilities		89,150	103,672
Others		196,276	158,158

Total	￦	1,304,963	1,212,770

F-7
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(In millions of Korean won)	December 31, 2023		December 31, 2024
Lease liabilities 1
Current	￦	307,868	349,264
Non-current		872,042	710,189

Total	￦	1,179,910	1,059,453

1	Included in the line items ‘Other current liabilities and other non-current liabilities’ in the consolidated statements of financial position (Notes 9).
For the years ended December 31, 2023 and 2024,
right-of-use
assets related to leases increased by
￦
440,552 million and
￦
337,779 million, respectively.

(2)	Amounts recognized in the consolidated statement of profit or loss
The consolidated statement of profit or loss relating to leases for year ended December 31, 2022, 2023, and 2024 are as follows:

(in millions of Korean won)	December 31, 2022		December 31, 2023		December 31, 2024
Depreciation of Right-of-use assets
Property and building	￦	305,120	￦	297,571	￦	301,621
Machinery and communication line facilities		31,140		32,794		25,550
Others		59,954		72,372		83,754

Total	￦	396,214	￦	402,737	￦	410,925

Depreciation of Investment Properties	￦	15	￦	—	￦	—
Interest expense relating to lease liabilities		41,469		52,035		47,556
Expense relating to short-term leases		12,876		8,804		8,048
Expense relating to leases of low-value assets that are not short-term leases		26,813		26,290		27,751
Expense relating to variable lease payments not included in lease liabilities		4,827		9,288		6,722
The total cash outflow for leases for the year ended December 31, 2024 amounts to
￦
508,230 million (2022:
￦
464,337 million, 2023:
￦
500,392
million
).

21.	Share Capital
As of December 31, 2023 and 2024, the Group has 1,000,000,000 shares authorized to issue and details are as follows:

	December 31, 2023			December 31, 2024
	Number of issued shares	Par value per share (Korean won)	Ordinary Shares (in millions of Korean won)	Number of issued shares	Par value per share (Korean won)	Ordinary shares (in millions of Korean won)
Ordinary shares 1	257,860,760	￦ 5,000	1,564,499	252,021,685	￦ 5,000	1,564,499

F-7
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

1
The Group retired 60,878,082 treasury shares against retained earnings. Based on the local regulations in Korea, upon retirement of shares, the Company has decreased the number of shares issued but has not decreased the ordinary shares capital.

22.	Retained Earnings
Details of retained earnings as at December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2024
Legal reserve 1	￦	782,249	￦	782,249
Voluntary reserves 2		4,651,362		4,651,362
Unappropriated retained earnings		9,042,256		8,317,177

Total	￦	14,475,867	￦	13,750,788

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

2
The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

23.	Accumulated Other Comprehensive Income and Other Components of Equity

(1)	As of December 31, 2023 and 2024, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2024
Changes in investments in associates and joint ventures	￦	4,023	￦	7,746
Gain (loss) on derivatives valuation		(29,361)		(42,178)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		73,928		80,845
Exchange differences on translation for foreign operations		3,817		17,316

Total	￦	52,407	￦	63,729

F-7
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2)	Changes in accumulated other comprehensive income for the years ended December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	2023
	Beginning		Increase/ decrease		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	(11,752)	￦	15,775	￦	—	￦	4,023
Gain (loss) on derivatives valuation		(7,109)		15,690		(37,942)		(29,361)
Gain on valuation of financial assets at fair value through other comprehensive income		(52,100)		126,028		—		73,928
Exchange differences on translation for foreign operations		(6,815)		10,632		—		3,817

Total	￦	(77,776)	￦	168,125	￦	(37,942)	￦	52,407

	2024
(in millions of Korean won)	Beginning		Increase (decrease)		Reclassification to gain or loss		Ending
Changes in investments in associates and joint ventures	￦	4,023	￦	3,723	￦	—	￦	7,746
Gain (loss) on derivatives valuation		(29,361)		273,137		(285,954)		(42,178)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income		73,928		6,917		—		80,845
Exchange differences on translation for foreign operations		3,817		13,499		—		17,316

Total	￦	52,407	￦	297,276	￦	(285,954)	￦	63,729

(3) The Group’s other components of equity as at December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2024
Treasury stock	￦	(398,075)	(215,210)
Gain or loss on disposal of treasury stock 1		3,220	2,862
Share-based payments		8,773	7,106
Equity transactions within consolidated entities 2		(416,336)	(432,318)

Total	￦	(802,418)	(637,560)

1	The amount directly reflected in equity is ￦ 120 million for the year ended December 31, 2024 (2023: ￦ 101 million).
2	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from changes in ownership of subsidiaries are included.

F-7
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(4)	As of December 31, 2023 and 2024, the details of treasury stock are as follows:

	December 31, 2023		December 31, 2024
Number of shares (in shares)		11,447,338	6,188,739
Amounts (in millions of Korean won)	￦	398,075	215,210
Treasury stocks held as of December 31, 2024, are expected to be used for stock compensation for the Group’s directors, employees, and other purposes.

24.	Share-based Payments

(1)
Details of share-based payments granted by the Controlling to executives and employees, including the CEO, by the resolution of the Board of Directors for the years ended December 31, 2023 and 2024, are as follows:

2023
(in share)	17th grant
Grant date	June 15, 2023, Oct 17, 2023
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 30,205
Total compensation costs (in Korean won)	￦ 5,558 million
Exercise date	May 29, 2024
Valuation method	Fair value method

2024
(in share)	18th grant
Grant date	June 20, 2024
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦ 38,484
Total compensation costs (in Korean won)	￦ 6,883 million
Estimated exercise date (exercise date)	During 2025
Valuation method	Fair value method

F-7
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2)	Changes in the number of stock options and the weighted-average exercise price as at December 31, 2023 and 2024, are as follows:

(In share)	2023
	Beginning	Grant	Expired	Exercised 1	Ending	Number of shares exercisable
16th grant	258,509	—	(105,859)	(131,690)	20,960	—
17th grant	—	307,182	—	—	307,182	—

Total	258,509	307,182	(105,859)	(131,690)	328,142	—

(In share)	2024
	Beginning	Granted	Expired	Exercised 1	Ending	Number of shares exercisable
16th grant	20,960	—	(6,158)	(7,171)	7,631	—
17th grant	307,182	—	(199,054)	(108,128)	—	—
18th grant	—	226,327	—	—	226,327	—

Total	328,142	226,327	(205,212)	(115,299)	233,958	—

1	The weighted average price of ordinary shares at the time of exercise of the 16 th and 17 th grant, during the year ended December 31, 2024, is ￦ 41,500, and ￦ 36,000 (2023: ￦ 29,550) respectively.

(3)
On September 9, 2024, the Group has granted 766 shares of Restricted Stock Unit to its executives and employees, and the fair value per share on the grant date is
￦
39,100. Under the share-based payment arrangement, 50% of the granted shares will vest if the employee completes one year of service and remains employed until the payment date. Additionally, 50% of the granted shares will vest if the employee completes five years of service and remains employed until the payment date.

25.	Revenue from Contracts with Customers, Other Income and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts relating to revenue and other income in the statement of profit or loss:

(in millions of Korean won)	2022		2023		2024
Revenue from contracts with customers	￦	25,432,727	￦	26,063,185	￦	26,146,846
Revenue from other sources		206,128		224,016		232,798
Other income (Note 26)		595,351		308,044		344,829

Total revenue and other income	￦	26,234,206	￦	26,595,245	￦	26,724,473

F-
79

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2)	Operating revenues and other income for the years ended December 31, 2022, 2023 and 2024 are as follows:

(in millions of Korean won)	2022		2023		2024
Mobile services	￦	7,013,889	￦	7,140,333	￦	7,318,087
Fixed-line services		5,056,513		5,142,359		5,157,728
Fixed-line and VoIP telephone services		1,378,265		1,249,024		1,188,365
Broadband Internet access services		2,504,833		2,578,558		2,634,200
Data communication services		1,173,415		1,314,777		1,335,163
Media and content		3,099,776		3,206,521		3,107,444
Financial services		3,836,589		3,967,763		3,742,655
Sale of goods		3,393,646		3,292,514		3,373,686
Others		3,833,793		3,845,755		4,024,873

Total	￦	26,234,206	￦	26,595,245	￦	26,724,473

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

(3)	Contract assets and liabilities recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2024
Contract assets 1	￦	1,130,745	￦	929,181
Contract liabilities 1		311,023		1,240,934
Deferred revenue 2	￦	81,067	￦	87,209

F-
80

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

1
The Group recognized contract assets of
￦
128,375 million and contract liabilities of
￦
 967,614 million for long-term
construction contract as of December 31, 2024 (2023: contract assets of
￦
308,821
 million and contract liabilities of
￦
32,274 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

2	Deferred revenue recognized relating to government grant is excluded.

(4)	The contract costs recognized as assets are as follows:

(in millions of Korean won)	2022		2023		2024
Incremental cost of contract establishment	￦	1,744,096	￦	1,656,711	￦	1,666,042
Cost of Contract performance		73,582		70,757		72,122
As
at
 December 31, 2024, the Group recognized
￦
1,715,915 million (2022:
￦
1,793,013 million, 2023:
￦
1,759,586 million) of operating expenses relate
d
to
contract cost assets.

(5)	For the years ended December 31, 2022, 2023 and 2024, revenue recognized from carried-forward contract liabilities and deferred revenue, is as follows:

(in millions of Korean won)	2022		2023		2024
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	￦	246,843	￦	213,609	￦	199,624
Deferred revenue of joining/installment fee		44,204		41,824		41,451

Total	￦	291,047	￦	255,433	￦	241,075

26.	Other Income
Other income for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
Gain on disposal of property and equipment and investment properties	￦	52,603	￦	22,447	￦	47,754
Gain on disposal of intangible assets		622		1,727		311
Gain on disposal of right-of-use assets		3,326		3,580		2,967
Property and Equipment loss recovery income		159,849		152,712		165,196
Income from government subsidies		44,473		40,725		1,261
Gain on disposal of investments in associates		38,319		6,982		19,074
Gain on disposal of investments in subsidiaries		216,591		28,825		52,688
Others		79,568		51,046		55,578

Total	￦	595,351	￦	308,044	￦	344,829

F-8
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

27.	Operating Expenses

(1)	Operating expenses for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
Employee benefit cost	￦	4,495,885	￦	4,556,832	￦	5,628,058
Depreciation		2,637,463		2,723,610		2,827,518
Depreciation of right-of-use assets		396,214		402,737		410,925
Amortization of intangible assets		622,202		683,784		639,268
Commissions		1,295,434		1,264,729		1,403,381
Interconnection charges		479,500		436,598		410,872
International interconnection fee		186,253		140,433		138,807
Purchase of inventories		3,656,040		3,595,345		3,526,723
Changes of inventories		(195,046)		(203,071)		(27,947)
Sales commission		2,353,909		2,353,318		2,258,121
Service cost 1		2,334,386		2,229,709		2,141,856
Utilities		368,348		544,675		555,856
Taxes and dues		276,962		250,651		265,305
Rent		160,848		167,576		147,607
Insurance premium		68,245		66,737		68,443
Installation fee		150,140		174,238		164,969
Advertising expenses		195,519		153,750		169,189
Allowance for bad debts		115,358		150,549		151,486
Card service cost		3,127,673		3,189,376		3,009,170
Loss on disposal of property and equipment		81,415		72,710		90,373
Loss on disposal of intangible assets		7,015		5,328		9,713
Loss on disposal of right-of-use assets		2,348		2,115		2,578
Loss on disposal of investments in associates		295		—		17
Loss on disposal of investments in subsidiaries		—		—		7,998
Impairment loss on property and equipment		16,094		7,871		7,183
Impairment loss on intangible assets		30,965		236,206		239,312
Donations		15,642		24,664		9,499
Other allowance for bad debts		17,551		34,112		26,475
Others		1,369,391		1,902,214		1,801,660

Total	￦	24,266,049	￦	25,166,796	￦	26,084,415

1	Service cost is mainly recorded by purchase of service for system implementation and contents service.

(2)	Details of employee benefit cost for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
Salaries & Wages	￦	4,161,874	￦	4,231,781	￦	4,275,944
Post-employment benefits(Defined benefit plan)		225,404		183,026		221,377
Post-employment benefits(Defined contribution plan)		72,576		85,174		86,723
Share-based payment		16,799		15,450		7,129
Others		19,232		41,401		1,036,885

Total	￦	4,495,885	￦	4,556,832	￦	5,628,058

F-8
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

28. Financial Income and Costs

(1)	Details of financial income for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
Interest income	￦	271,925	￦	279,607	303,535
Gain on foreign currency transactions		67,976		27,407	27,268
Gain on foreign currency translation		43,092		11,944	43,566
Gain on derivative transactions		50,668		12,304	48,566
Gain on valuation of derivatives		182,998		49,881	399,261
Gain on disposal of trade receivables		—		3,441	—
Gain on valuation of financial instruments		31,032		32,477	13,166
Others		42,737		69,216	82,288

Total	￦	690,428	￦	486,277	917,650

(2)	Details of financial costs for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
Interest expenses	￦	293,854	￦	356,345	￦	374,665
Loss on foreign currency transactions		81,171		34,281		49,308
Loss on foreign currency translation		200,109		95,730		426,842
Loss on derivative transactions		24,331		417		10,651
Loss on valuation of derivatives		21,601		6,598		3,793
Loss on disposal of trade receivables		62,697		17,980		7,955
Loss on valuation of financial instruments		65,660		55,049		112,154
Others		485		2,282		9,413

Total	￦	749,908	￦	568,682	￦	994,781

29.	Deferred Income Tax and income Tax Expense

(1)	The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2023 and 2024, is as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2024
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	404,234	￦	417,425
Deferred tax assets to be recovered after more than 12 months		1,824,099		1,976,377

Deferred tax assets before offsetting		2,228,333		2,393,802

Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months		(491,817)		(748,888)
Deferred tax liabilities to be recovered after more than 12 months		(2,116,346)		(1,884,962)

Deferred tax liabilities before offsetting		(2,608,163)		(2,633,850)

Deferred tax assets after offsetting	￦	614,500	￦	679,948

Deferred tax liabilities after offsetting	￦	994,330	￦	919,996

F-8
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

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

F-8
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(in millions of Korean won)	2024
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures		(270,230)		730		(1,194)		(270,694)
Depreciation and impairment loss		(112,124)		9,797		—		(102,327)
Plan assets		(533,707)		71,001		590		(462,116)
Advanced depreciation provision		(518,080)		(5,128)		—		(523,208)
Contract assets		(421,824)		4,301		—		(417,523)
Financial assets at fair value through profit or loss		84		7,233		—		7,317
Financial assets at fair value through other comprehensive income		(102,627)		14,656		(1,932)		(89,903)
Others		(649,655)		(113,707)		(12,034)		(775,396)

Total	￦	(2,608,163)	￦	(11,117)	￦	(14,570)	￦	(2,633,850)

Deferred tax assets
Depreciation and impairment loss		116,746		(10,711)		—		106,035
Contract liabilities		111,978		(2,429)		—		109,549
Defined benefit liabilities		515,991		(66,182)		42,110		491,919
Provisions		146,171		20,394		—		166,565
Others		1,208,177		165,310		1,631		1,375,118

Total	￦	2,099,063	￦	106,382	￦	43,741	￦	2,249,186

Temporary difference, net		(509,100)		95,265		29,171		(384,664)
Tax credit carryforwards		129,270		15,344		—		144,614

Total net balance	￦	(379,830)	￦	110,609	￦	29,171	￦	(240,050)

(3)	The tax impacts recognized directly to equity as of December 31, 2022, 2023, and 2024, are as follows:

	December 31, 2022						December 31, 2023						December 31, 2024
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	￦	(216,862)	￦	58,288	￦	(158,574)	￦	163,750	￦	(41,945)	￦	121,805	￦	7,626	￦	(1,932)	￦	5,694
Gain (loss) on valuation of hedge instruments		(42,510)		11,180		(31,330)		(30,168)		7,555		(22,613)		(17,707)		4,555		(13,152)
Remeasurements of net defined benefit liabilities		247,162		(65,733)		181,429		(179,129)		41,664		(137,465)		(159,757)		42,700		(117,057)
Share of gain (loss) of associates and joint ventures, and others		(14,931)		3,748		(11,183)		28,715		(7,225)		21,490		4,715		(1,194)		3,521
Exchange differences on translation for foreign operations		23,316		(5,852)		17,464		32,376		(8,146)		24,230		59,053		(14,958)		44,095
Gain or loss on disposal of treasury stock		(59,308)		14,886		(44,422)		402		(101)		301		(76)		19		(57)

Total	￦	(63,133)	￦	16,517	￦	(46,616)	￦	15,946	￦	(8,198)	￦	7,748	￦	(106,146)	￦	29,190	￦	(76,956)

F-8
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(4)	Details of income tax expense for the years ended December 31, 2022, 2023 and 2024, are calculated as follows:

(in millions of Korean won)	2022		2023		2024
Current income tax expense	￦	335,796	￦	347,265	￦	275,454
Impact of change in deferred taxes		169,961		(16,827)		(110,609)

Income tax expense	￦	505,757	 ~~￦~~ 	330,438	￦	164,845

(5)	The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2022		2023		2024
Profit before income tax expense	￦	1,891,392	￦	1,302,620	￦	571,513

Statutory income tax expense	￦	509,771	￦	333,530	￦	140,517
Tax effect
Income not taxable for taxation purposes		(47,550)		(30,106)		(37,505)
Non-deductible expenses		53,398		26,723		29,192
Tax credit		(54,895)		(78,459)		(42,422)
Additional payment of income taxes		11,744		(4,991)		13,338
Adjustments in deferred tax from changes in tax rate		(41,545)		564		(25,012)
Tax effect and adjustment on consolidation
Goodwill impairment		5,809		106,010		52,168
Changes of out-side tax effect		29,922		4,436		(6,160)
Intangible Asset impairment and amortization		5,276		5,892		(5,850)
Reversal expenses of contract cost assets		(4,800)		9,281		13,338
Acquisition and disposition of businesses		—		—		—
Others		38,627		(42,442)		33,241

Income tax expense	￦	505,757	￦	330,438	￦	164,845

(6)	Details of deferred tax assets and liabilities that are not recognized as at December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	2023		2024
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	3,520,173	￦	3,799,037
Unused tax loss		203,200		212,283
Unused Tax credit		2,338		5,071
Others		437,238		141,405

Total	￦	4,162,949	￦	4,157,796

Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	￦	903,394	￦	859,471
Others		211,201		2,631

Total	￦	1,114,595	￦	862,102

F-8
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(7)	The expected period of expiry for unused tax losses not recognized in deferred tax assets as of December 31, 2023 and 2024, is as follows:

(in millions of Korean won)	2023		2024
2024	￦	4,484	￦	—
2025		2,836		2,836
2026		2,086		1,897
2027		4,541		4,416
2028		2,473		396
2029		6,533		617
2030		743		38
2031		713		4,857
2032		756		2,552
2033		—		1,455
2034		—		—
A f ter 2035		178,035		193,219

Total	￦	203,200	￦	212,283

30.	Earnings per Share

(1)	Basic Earnings per Share
Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.
Basic earnings per share from operations for the years ended December 31, 2022, 2023 and 2024, is calculated as follows:

	2022		2023		2024
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	￦	1,259,686	￦	993,325	￦	459,861
Weighted average number of ordinary shares outstanding (in number of shares)		242,235,332		249,470,072		245,910,192
Basic earnings per share (in Korean won)	￦	5,200	￦	3,982	￦	1,870
Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bond and other share-based compensation.

F-8
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2)	Diluted Earnings per Share
Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2022		2023		2024
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	￦	1,259,686	￦	993,325	￦	459,861
Adjustment to net income attributable to ordinary shares (in millions of Korean won)		(496)		(827)		(398)
Diluted profit attributable to ordinary shares (in millions of Korean won)		1,259,190		992,498		459,463
Number of dilutive potential ordinary shares outstanding (in number of shares)		91,931		119,263		94,393
Weighted average number of ordinary shares outstanding (in number of shares)		242,327,263		249,589,335		246,004,585
Diluted earnings per share (in Korean won)	￦	5,196	￦	3,977	￦	1,868
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
The dividends paid by the Group in 2022, 2023 and 2024 were
￦
450,394 million (
￦
1,910 per share),
￦
501,844 million (
￦
1,960 per share),
￦
482,970 million (
￦
1,960 per share) respectively. The quarterly dividends paid by the Group in 2024 were
￦
368,685 million (
￦
500 per share). A dividend in respect of the year ended December 31, 2024, of
￦
500 per share, amounting to a total dividend of
￦
122,916 million, was proposed at the shareholders’ meeting on March 31, 2025.

F-8
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

32.	Cash Generated from Operations

(1)	Cash flows from operating activities for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
1. Profit for the year	￦	1,385,635	￦	972,182	￦	406,669
2. Adjustments to reconcile net income
Income tax expense		505,757		335,367		164,845
Interest income 1		(340,794)		(392,580)		(409,540)
Interest expense 1		320,914		410,566		432,537
Dividends income 2		(14,121)		(59,758)		(70,914)
Depreciation		2,687,191		2,773,152		2,866,974
Amortization of intangible assets		627,261		691,909		651,649
Depreciation of right-of-use assets		396,214		402,737		410,925
Provision for severance benefits (defined benefits)		240,506		196,027		234,435
Impairment losses on trade receivables		132,102		175,244		184,942
Share of net profit or loss of associates and joint ventures		16,821		44,323		(8,294)
Loss(gain) on disposal of associates and joint ventures		(38,024)		(6,982)		(19,057)
Loss(gain) on the disposal of subsidiaries		(216,591)		(28,825)		(44,690)
Loss(gain) on disposal of right-of-use assets		(978)		(1,465)		(389)
Impairment loss on property and equipment and investment in properties		16,094		7,871		7,183
Loss(gain) on disposal of property and equipment and investment in properties 3		(66,317)		511		13,894
Loss on disposal of intangible assets		6,393		3,601		9,402
Loss on impairment of intangible assets		30,674		236,106		237,877
Loss on foreign currency translation		157,017		83,899		383,045
Gain on valuation and settlement of derivatives, net		(205,381)		(37,249)		(434,765)
Gain on disposal of financial assets at fair value through profit or loss		(2,347)		(2,225)		(10,793)
Loss(Gain) on valuation of financial assets at fair value through profit or loss		44,833		13,920		95,118
Loss(gain) on disposal of financial assets at amortized cost 4		3		1		1
Others		(49,891)		158,820		166,366
3. Change in operating assets and liabilities, net of effects from purchase of controlled entity and sale of engineering division
Decrease(increase) in trade receivables		(43,787)		(124,023)		(79,503)
Increase in other receivables		(1,598,216)		(1,085,527)		384,941
Decrease(increase) in other current assets		(101,947)		250,569		77,878
Increase in other non-current assets		(120,054)		(86,030)		(102,599)
Decrease(increase) in inventories		(179,255)		(317,531)		(67,598)
Increase(decrease) in trade payables		(368,355)		121,515		(233,799)
Increase in other payables		1,103,113		829,220		(289,044)
Increase(decrease) in other current liabilities		(30,375)		414,436		620,035
Decrease in other non-current liabilities		(1,015)		(14,272)		(2,609)
Decrease in provisions		(22,115)		(5,083)		(6,536)
Increase(decrease) in deferred revenue		(384)		905		(1,900)
Decrease(increase) in plan assets		(90,771)		115,725		344,869
Payment of post-employment benefits		(343,931)		(329,861)		(562,307)

4. Cash generated from operations (1+2+3)	￦	3,835,879	￦	5,747,195	￦	5,349,248

F-8
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

1
Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of
￦
106,005 million (2022:
￦
68,869 million, 2023:
￦
112,973 million) recognized as operating revenue and interest expense of
￦
57,872 million (2022:
￦
27,060 million, 2023:
￦
55,677 million) recognized as operating expense, for the year ended December 31, 2024, are included in the adjustment

2
BC Card Co., Ltd. Recognized dividend income as operating revenue, including dividend income of
￦
1,701 million that is recognized as operating revenue for the year ended December 31, 2024 (2022:
￦
2,299 million, 2023:
￦
1,759 million).

3
KT Estate Inc. recognized gain and loss on disposal of investment properties as operating revenue and expense, respectively, including gain on disposal of investment properties of
￦
28,725 million that is recognized as operating revenue for the year ended December 31, 2024 (2023:
￦
49,752 million).

4
KT Investment CO., Ltd. and other subsidiaries of the Group recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively, including loss on valuation of financial assets at fair value through profit or loss of
￦
576 million that is recognized as operating expense for the year ended December 31, 2024 (2023:
￦
11,112 million).

(2)	Significant transactions not affecting cash flows for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022		2023		2024
Reclassification of the current portion of borrowings	￦	1,004,818	￦	1,731,998	￦	3,046,361
Reclassification of construction-in-progress to property and equipment		3,167,965		3,123,611		2,324,080
Reclassification of accounts payable from property and equipment		(7,055)		(293,448)		245,099
Reclassification of accounts payable from intangible assets		(197,389)		(276,491)		(291,574)
Reclassification of payable from defined benefit liabilities		(32,417)		26,246		64,103
Reclassification of payable from plan assets		28,532		(24,821)		(64,281)
Disposal of treasury stock related to acquisition of financial assets		747,161		—		—
Acquisition of financial assets related to disposal of a subsidiary		250,000		—		—
Increase in financial assets due to stock exchange		—		—		52,841

F-
90

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

33.	Changes in Liabilities Arising from Financing Activities
Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2022, 2023 and 2024, are as follows:

(in millions of Korean won)	2022
	Beginning		Cash flows		Non-cash
					Newly acquired		Changes in FX rate		Fair Value changes		Others		Ending
Borrowing	￦	8,437,703	￦	1,391,321	￦	—	￦	146,108	￦	939	￦	30,614	￦	10,006,685
Lease liabilities		1,159,369		(378,684)		427,398		—		—		(36,045)		1,172,038
Derivative liabilities		75,176		(41,197)		—		19,858		12,941		(33,223)		33,555
Derivative assets		(99,453)		76,280		(754)		(147,161)		30,341		(50,083)		(190,830)

Total	￦	9,572,795	￦	1,047,720	￦	426,644	￦	18,805	￦	44,221	￦	(88,737)	￦	11,021,448

	2023
	Beginning		Cash flows		Non-cash
(in millions of Korean won)					Newly acquired		Changes in FX rate		Fair Value changes		Others		Ending
Borrowing	￦	10,006,685	￦	106,118	￦	—	￦	45,370	￦	1,719	￦	58,273	￦	10,218,165
Lease liabilities		1,172,038		(407,051)		460,617		—		24		(45,719)		1,179,909
Derivative liabilities		33,555		—		—		10,888		9,643		(29,539)		24,547
Derivative assets		(190,830)		48,183		—		32,487		1,788		(50,839)		(159,211)

Total	￦	11,021,448	￦	(252,750)	￦	460,617	￦	88,745	￦	13,174	￦	(67,824)	￦	11,263,410

	2024
	Beginning		Cash flows		Non-cash
(in millions of Korean won)					Newly acquired		Changes in FX rate		Fair Value changes		Others		Ending
Borrowing	￦	10,218,165	￦	(135,227)	￦	—	￦	399,510	￦	—	￦	38,243	￦	10,520,691
Lease liabilities		1,179,909		(414,172)		324,330		—		264		(30,878)		1,059,453
Derivative liabilities		24,547		(419)		—		—		(1,903)		(22,222)		3
Derivative assets		(159,211)		81,007		—		—		(360,892)		(6,375)		(445,471)

Total	￦	11,263,410	￦	(468,811)	￦	324,330	￦	399,510	￦	(362,531)	￦	(21,232)	￦	11,134,676

34.	Segment Information
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

F-9
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2) Details of each segment for the years ended December 31, 2022, 2023 and 2024, are as follows:

	2022
(in millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,697,269	￦	1,347,405	￦	3,105,807
Finance		3,615,307		119,805		47,638
Satellite TV		709,160		19,797		58,413
Real estate		474,954		113,134		65,457
Others		7,960,143		473,276		575,035

Total		31,456,833		2,073,417		3,852,350
Elimination 2		(5,222,627)		(105,260)		(196,471)

Consolidated amount	￦	26,234,206	￦	1,968,157	￦	3,655,879

	2023
(in millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,698,964	￦	1,193,333	￦	3,183,408
Finance		3,723,286		91,591		37,150
Satellite TV		714,574		(70,170)		52,871
Real estate		499,997		73,496		70,653
Others		8,145,272		97,568		584,738

Total		31,782,093		1,385,818		3,928,820
Elimination 2		(5,186,848)		42,631		(118,689)

Consolidated amount	￦	26,595,245	￦	1,428,449	￦	3,810,131

	2024
(in millions of Korean won)	Operating revenues		Operating Income		Depreciation and Amortization 1
ICT	￦	18,928,705	￦	432,809	￦	3,230,522
Finance		3,558,558		143,227		33,629
Satellite TV		710,019		(107,397)		48,121
Real estate		546,886		85,326		69,363
Others		8,222,955		65,566		604,753

Total		31,967,123		619,531		3,986,388
Elimination 2		(5,242,650)		20,527		(108,677)

Consolidated amount	￦	26,724,473	￦	640,058	￦	3,877,711

1	Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.
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

F-9
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(3) Operating revenues for the years ended December 31, 2022, 2023 and 2024 and non-current
assets as at December 31, 2023 and 2024 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues						Non-current assets 1
Location	2022		2023		2024		2023.12.31		2024.12.31
Domestic	￦	26,074,349	￦	26,425,735	￦	26,547,275	￦	20,725,694	￦	20,021,125
Overseas		159,857		169,510		177,198		183,344		179,815

Total	￦	26,234,206	￦	26,595,245	￦	26,724,473	￦	20,909,038	￦	20,200,940

1	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

35.	Related Party Transactions
(1) The list of related party of the Group as of December 31, 2024, is as follows:

Relationship	Name of Entity
Associates and joint ventures	There are 49 Associates and joint ventures, and entities listed on the table below has Related Party Transactions

Others 1	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company

1	The investment in preferred shares in these entities are accounted for under IFRS 9. Given the Company’s significant influence in the investees, those are included in the list of related parties.
(2) Outstanding balances of receivables and payables in relations to transactions with related parties as of December 31, 2023 and 2024, are as follows:

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

F-9
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

		December 31, 2024
		Receivables						Payables
(in millions of Korean won)		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures Others	K Bank, Inc.	￦	778	￦	147,868	￦	—	￦	—	￦	83	￦	—
	Little Big Pictures		235		1,396		—		—		2		—
	K-Realty 11th Real Estate Investment Trust Company		113		1,283		—		—		—		4,588
	K-Realty No.3 Real Estate General Private Placement Investment Company		7,911		—		—		—		—		—
	Others		2,439		1,628		—		1,302		1,326		—
	Others		138		240	￦	—		1		—		—

Total		￦	11,614	￦	152,415	￦	—	￦	1,303	￦	1,411	￦	4,588

(3) Significant transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows:

		2022
(in millions of Korean won)		Operating Revenue	Purchases 1
Associates and joint ventures	K- Realty CR-REITs No.1 2	￦ —	￦ —
	K Bank, Inc.	29,536	11,007
	Hyundai Robotics Co., Ltd. 1	94	3,799
	K-Realty 11th Real Estate Investment Trust Company	330	1,674
	Others 3	11,964	37,742
Others	Digital Pharm Co., Ltd.	1	—

Total		41,925	54,222

		2022
(in millions of Korean won)		Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1 2	￦	—	￦	—	￦	—	￦	45,549
	K Bank, Inc.		—		3,052		—		—
	Hyundai Robotics Co., Ltd. 1		—		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		1,966		—		260		162
	Others 3		—		—		—		9,158

Total		￦	1,966	￦	3,052	￦	260	￦	54,869

1	The amounts includes the acquisition of property and equipment, and others.

F-9
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

2	Includes transactions of the entity before it was excluded as an associate and joint venture of the Group.
3	Includes transactions of StorySoop Inc. before it was excluded as associates and joint ventures of the Group.

		2023
(in millions of Korean won)		Operating Revenue		Purchases 1
Associates and joint ventures	K Bank, Inc.	￦	22,701	￦	13,429
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		78		182
	K-Realty 11th Real Estate Investment Trust Company		346		2,559
	K-Realty No.3 Real Estate General Private Placement Investment Company		6,216		—
	Others 2,3		21,308		42,169
Others	Digital Pharm Co., Ltd.		1		—

Total			50,650		58,339

		2023
(in millions of Korean won)		Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
Associates and joint ventures	K Bank, Inc.	￦	—		~~W~~ 8,264	￦	—	￦	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		—		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		7		—		261		507
	Others 2,3		—		—		—		1,279

Total		￦	7	￦	8,264	￦	261	￦	1,786

1	The amounts includes the acquisition of property and equipment, and others.
2	Includes transactions of KD Living Co., Ltd. before it was included as a subsidiary.
3
Includes transactions of FUNDA Co., Ltd, Maruee Limited Company Specializing in the Cultural Industry, Mastern No.127 Logispoint Daegu Co., Ltd. before it was excluded as associates and joint ventures of the Group.

F-9
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

		2024
(in millions of Korean won)		Operating Revenue		Purchases 1
Associates and joint ventures	K Bank, Inc.	￦	31,721	￦	22,548
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		75		—
	K-Realty 11th Real Estate Investment Trust Company		236		2,547
	K-Realty No.3 Real Estate General Private Placement Investment Company		32,286		—
	Others 2		25,534		33,804
Others	Others.		171		2,716

Total			90,023		61,615

		2024
(in millions of Korean won)		Acquisition of right-of-use assets		Interest income		Interest expense		Dividend income
Associates and joint ventures	K Bank, Inc.	￦	—	￦	6,678	￦	—	￦	—
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)		—		—		—		—
	K-Realty 11th Real Estate Investment Trust Company		11		—		182		401
	Others 2		—		—		—		4,769

Total		￦	11	￦	6,678	￦	182	￦	5,170

1	The amounts includes the acquisition of property and equipment, and others.
2	Transactions with LS Marine Solution Co., Ltd., QTT Global (Group) Company Limited and OASISALPHA Corporation are included up to the date on which the related party relationships were terminated.
(4) Key management compensation for the years ended December 31, 2022, 2023 and 2024, consists of:

(in millions of Korean won)	2022		2023		2024
Salaries and other short-term benefits	￦	1,855	￦	1,494	￦	1,666
Post-employment benefits		294		153		193
Share-based compensation		976		569		1,225

Total	￦	3,125	￦	2,216	￦	3,084

F-9
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(5) Fund transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows:

	2022
(in millions of Korean won)	Borrowing transactions 1				Equity contributions in cash
Associates and joint ventures	Borrowings		Repayments
Megazone Cloud Corporation	￦	30,000	￦	—	￦	130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		10,800
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		—		18,859
IGIS No. 468-1 General Private Real Estate Investment Company		—		—		25,000
K-Realty 11th Real Estate Investment Trust Company		1,916		771		—
Others		—		—		93,478

Total	￦	31,916	￦	771	￦	278,138

1	Lease transactions are included in borrowing transactions.

	2023
(in millions of Korean won)	Borrowing transactions 1				Equity contributions in cash
Associates and joint ventures	Borrowings		Repayments
K-Realty 11th Real Estate Investment Trust Company	￦	—	￦	1,037	￦	—
STIC Place General Private Placement Real Estate Investment Trust No.2		—		—		20,000
Telco Credit Bureau Co., Ltd.		—		—		6,500
Pacific geumto no.75 private hybrid asset fund		—		—		19,000
Kiamco Data Center Blind Fund		—		—		15,000
STIC Mixed Asset Investment Trust No. 1		—		—		10,930
Others 2		—		—		31,107
Others
Rebellions Co., Ltd.		—		—		19,998

Total	￦	—	￦	1,037	￦	122,535

1	Lease transactions are included in borrowing transactions.

F-9
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

2
Includes transaction details before Daemuga Limited Company Specializing in the Cultural Industry, Maruee Limited Company Specializing in the Cultural Industry were excluded from the associates company.

	2024
(in millions of Korean won)	Borrowing transactions 1				Equity contributions in cash
Associates and joint ventures	Borrowings		Repayments
IBK-KT Young Entrepreneurs MARS Investment Fund	￦	—	￦	—	￦	6,000
K-Realty 11th Real Estate Investment Trust Company		—		2,337		—
TeamFresh Corp. 2		—		—		52,841
Others		—		—		21,234
Others
Rebellions Co., Ltd.		—		—		12,477

Total	￦	—	￦	2,337	￦	92,552

1	Borrowing transactions include lease transactions.
2	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.
(6) Provision of collateral and investment agreement and others
The Group has an obligation according to invest agreements with related parties such as K iamco
Data Center Blind Fund. As of December 31, 2024 the Group has a plan to make an additional investment of
￦
99,633 million.
(7) As of December 31, 2024, the limit of the credit card contract provided by the Group to K Bank, Inc. and o
t
hers is
￦
1,447 million (December 31, 2023:
￦
1,050 million).

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
December 31, 2022, 2023 and 2024

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
As of December 31, 2022, 2023 and 2024, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax 1		Impact on equity
2022.12.31	10%	￦	(5,841)	 ~~￦~~ 	(15,836)
	-10%		5,841		15,836
2023.12.31	10%	￦	(10,313)	￦	(18,460)
	-10%		10,313		18,460
2024.12.31	10%	￦	(6,452)	￦	(15,351)
	-10%		6,452		15,351

1	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies.
The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

F-9
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

Details of financial assets and liabilities in foreign currencies as at December 31, 2022, 2023 and 2024, are as follows:

(In thousands of foreign currencies)	2022		2023		2024
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	106,426	2,336,607	139,807	2,271,673	139,459	2,346,061
SDR 1	255	722	254	722	254	721
JPY	32,801	400,002	17,496	400,002	10,032	7
GBP	30	83	—	—	—	—
EUR	185	7,832	304	7,810	156	7,814
RWF 2	15,521	13,025	402	—	—	—
THB 3	265	—	244	—	8,764	—
TZS 4	1,464	—	21,958	—	21,868	—
BWP 5	183	—	680	—	664	—
HKD 6	37	—	—	—	—	—
VND 7	280,226	—	380,629	—	222,914	—
SGD 8	448	284,000	1,375	—	8,339	7
TWD 9	—	—	1,685	—	—	—
CHF 10	—	—	—	25	—	33
MYR 11	1	—	—	—	—	—
BGN 12	62	—	—	—	—	—
PKR 13	—	—	114,025	—	13,732	—

1	Special Drawing Rights.
2	Rwanda Franc.
3	Thailand Bhat.
4	Tanzanian Shilling.
5	Botswana Pula.
6	Hong Kong Dollar.
7	Vietnam Dong.
8	Singapore Dollar.
9	Taiwan Dollar.
10	Swiss Franc.
11	Ringgit Malaysia.
12	Bulgarian Lev.
13	Pakistani rupee

F-
100

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(iii) Price risk
As of December 31, 2022, 2023 and 2024, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Impact on profit before income tax		Impact on equity
2022.12.31	10%	￦	2,660	￦	113,948
	-10%		(2,660)		(113,948)
2023.12.31	10%	￦	1,473	￦	121,423
	-10%		(1,473)		(121,423)
2024.12.31	10%	￦	519	￦	129,404
	-10%		(519)		(129,404)
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
As of December 31, 2022, 2023 and 2024, if the market interest rate had increased/decreased by 100 bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before income tax		Impact on equity
2022.12.31	+ 100 bp	￦	635	￦	(2,045)
	- 100 bp		(669)		2,100
2023.12.31	+ 100 bp	￦	(2,693)	￦	(4,718)
	- 100 bp		2,696		5,037
2024.12.31	+ 100 bp	￦	(1,658)	￦	(11,903)
	- 100 bp		1,665		12,337
The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

F-10
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

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

F-10
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as of December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2024
Cash and cash equivalents (except for cash on hand)	￦	2,869,285	￦	3,711,936
Trade and other receivables
Financial assets at amortized costs		8,458,259		7,573,409
Financial assets at fair value through other comprehensive income		116,198		114,774
Contract assets		832,520		800,806
Other financial assets
Derivatives financial assets for hedging		159,211		445,471
Financial assets at fair value through profit or loss		880,549		971,805
Financial assets at fair value through other comprehensive income		5,913		6,157
Financial assets at amortized costs		1,385,921		962,653

Total	￦	14,707,856	￦	14,587,011

The Group is exposed to credit risk for financial guarantee contracts. As of December 31, 2024, the Group’s maximum exposure amount is
￦
108,881 million (December 31, 2023:
￦
116,719 million).
(i) Trade receivables and contract assets
The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.
The Group measures the expected credit loss by considering the future unrecoverable rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2024. Meanwhile, the credit sales assets of BC Card Co., Ltd., a subsidiary, were judged to have low credit risk, so the expected
12-month
credit loss was applied.

F-10
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

The expected credit losses reflect forward-looking information. Provision for impairment as of December 31, 2023 and 2024, are as follows:

	December 31, 2023
(in millions of Korean won)	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		5.43%		21.72%		54.55%
Total carrying amounts	￦	3,466,588	￦	68,772	￦	235,129	￦	3,770,489
Provision for impairment	￦	(188,086)	￦	(14,940)	￦	(128,264)	￦	(331,290)

	December 31, 2024
(in millions of Korean won)	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate		6.08%		32.37%		60.55%
Total carrying amounts	￦	3,086,024	￦	59,092	￦	285,454	￦	3,430,570
Provision for impairment	￦	(187,649)	￦	(19,128)	￦	(172,849)	￦	(379,626)
Details of changes in provisions for impairment of trade receivables the years ended December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	2023		2024
Beginning balance	￦	343,738	￦	331,290
Provision		69,972		95,060
Written-off		(80,126)		(54,528)
Others		(2,294)		7,804

Ending balance	￦	331,290	￦	379,626

As of December 31, 2024, the maximum exposure of the trade receivables carrying amount to credit risk is
￦
3,050,944 million (December 31, 2023:
￦
3,439,199 million).
Impairment of trade receivable for the years ended December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	2023		2024
Impairment loss Bad debt expenses	￦	69,972	￦	95,060
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

F-10
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

Details of changes in provisions for impairment of other financial assets at amortized costs for the years ended December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	2023		2024
Beginning balance	￦	218,543	￦	183,636
Provision		114,501		82,123
Written-off		(150,014)		(105,169)
Reversal		(14,941)		(380)
Others		15,547		44,384

Ending balance	￦	183,636	￦	204,594

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
December 31, 2022, 2023 and 2024

1
Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

(in millions of Korean won)	December 31, 2024
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,509,703	￦	728,268	￦	22,209	￦	8,260,180
Borrowings (including debentures)		4,206,534		5,485,468		1,669,798		11,361,800
Lease liabilities		360,361		674,594		142,857		1,177,812
Other non-derivative financial liabilities		391,039		756,024		15,280		1,162,343
Financial guarantee contracts 1		108,881		—		—		108,881

Total	￦	12,576,518	￦	7,644,354	￦	1,850,144	￦	22,071,016

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

	December 31, 2022
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading 1
Outflows	￦	—	￦	101,994	￦	930	￦	102,924
Derivatives settled gross 2
Outflows	￦	472,005	￦	2,493,858	￦	28,786	￦	2,994,649
Inflows		550,478		2,670,002		37,873		3,258,353

	December 31, 2023
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading 1
Outflows	￦	—	￦	133,293	￦	—	￦	133,293
Inflows		—		—		1,015		1,015
Derivatives settled gross 2
Outflows	￦	741,140	￦	1,227,166	￦	8,126	￦	1,976,432
Inflows		614,066		2,198,958		36,344		2,849,368

	December 31, 2024
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading 1
Outflows	￦	—	￦	131,630	￦	—	￦	131,630
Derivatives settled gross 2
Outflows	￦	1,326,759	￦	1,570,621	￦	26,283	￦	2,923,663
Inflows		1,550,061		1,900,720		39,001		3,489,782

F-10
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

1
During the year ended December 31, 2024, derivative liabilities held-for-trading are
classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share
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
The
debt-to-equity
ratios as of December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	December 31, 2023		December 31, 2024
Total liabilities	￦	24,249,073	￦	24,035,197
Total equity		18,542,575		17,967,561
Debt-to-equity ratio		131%		134%
The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.
The gearing ratios as of December 31, 2023 and 2024, are as follows:

(in millions of Korean won, %)	December 31, 2023		December 31, 2024
Total borrowings	￦	10,218,165	￦	10,520,690
Less: cash and cash equivalents		(2,879,554)		(3,716,680)

Net debt		7,338,611		6,804,010
Total equity		18,542,575		17,967,561
Total capital		25,881,186		24,771,571
Gearing ratio		28%		27%

F-10
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(3) Offsetting Financial Assets and Financial Liabilities

1)	Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2023
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	￦	78,415	￦	(1,407)	￦	77,008	￦	(59,148)	￦	—	￦	17,860
Other financial assets		759		(757)		2		(2)		—		—

Total	￦	79,174	￦	(2,164)	￦	77,010	￦	(59,150)	￦	—	￦	17,860

(in millions of Korean won)	December 31, 2024
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	￦	71,680	￦	(20,588)	￦	51,092	￦	(42,998)	￦	—	￦	8,094
Other financial assets		148		(147)		1		(1)		—		—

Total	￦	71,828	￦	(20,735)	￦	51,093	￦	(42,999)	￦	—	￦	8,094

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

2)	Details of the Group’s financial liabilities recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2023 and 2024, are as follows

(in millions of Korean won)	December 31, 2023
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	59,602	￦	(757)	￦	58,845	￦	(56,196)	￦	—	￦	2,649
Other financial assets		4,362		(1,407)		2,955		(2,955)		—		—

Total	￦	63,964	￦	(2,164)	￦	61,800	￦	(59,151)	￦	—	￦	2,649

(in millions of Korean won)	December 31, 2024
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	￦	40,732	￦	(147)	￦	40,585	￦	(39,306)	￦	—	￦	1,279
Other financial assets		24,281		(20,588)		3,693		(3,693)		—		—

Total	￦	65,013	￦	(20,735)	￦	44,278	￦	(42,999)	￦	—	￦	1,279

These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

F-10
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

37.	Fair Value
(1) Fair Value of Financial Instruments by Category
Carrying amount and fair value of financial instruments by category as of December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	December 31, 2023			December 31, 2024
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	￦	2,879,554	1	￦	3,716,680	1
Trade and other receivables
Financial assets measured at amortized cost 2		8,326,229	1		7,380,901	1
Financial assets at fair value through other comprehensive income		116,198	116,198		114,774	114,774
Other financial assets
Financial assets measured at amortized cost		1,385,921	1		962,653	1
Financial assets at fair value through profit or loss		939,661	939,661		1,029,926	1,029,926
Financial assets at fair value through other comprehensive income		1,680,168	1,680,168		1,665,368	1,665,368
Derivative financial assets for hedging		159,211	159,211		445,471	445,471

Total	￦	15,486,942		￦	15,315,773

Financial liabilities
Trade and other payables	￦	8,317,822	1	￦	7,214,174	1
Borrowings		10,218,165	9,979,545		10,520,690	10,423,619
Other financial liabilities
Financial liabilities at amortized cost		915,185	1		942,135	1
Financial liabilities at fair value through profit or loss		136,106	136,106		132,011	132,011
Derivative financial liabilities for hedging purpose		24,547	24,547		3	3

Total	￦	19,611,825		￦	18,809,013

1	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.

2	Lease receivables are excluded from fair value disclosure in accordance with IFRS 7 .

F-10
9

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

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
Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value disclosed in fair value as of December 31, 2023 and 2024, are as follows:

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

F-1
10

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(in millions of Korean won)	December 31, 2024
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	—	￦	114,774	￦	—	￦	114,774
Other financial assets
Financial assets at fair value through profit or loss		5,620		181,694		842,612		1,029,926
Financial assets at fair value through other comprehensive income		1,317,120		5,418		342,830		1,665,368
Derivative financial assets for hedging		—		445,471		—		445,471
Investment properties		—		—		6,899,105		6,899,105

Total	￦	1,322,740	￦	747,357	￦	8,084,547	￦	10,154,644

Liabilities
Borrowings	￦	—	￦	10,423,619	￦	—	￦	10,423,619
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		132,011		132,011
Derivative financial liabilities for hedging purpose		—		3		—		3

Total	￦	—	￦	10,423,622	￦	132,011	￦	10,555,633

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

F-11
1

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements as of December 31, 2023 and 2024, are as follows:

	2023
	Financial assets						Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	￦	612,069	￦	497,129	￦	1,113	￦	141,280
Acquisition		216,838		10,267		—		—
Reclassification		26,471		(5,532)		(1,113)		(7,363)
Acquisition and disposition of businesses		252		—		—		—
Disposal		(44,323)		(6)		—		(5,205)
Amount recognized in profit or loss 1		(42,475)		(61)		—		5,849
Amount recognized in other comprehensive income 2		—		(57,771)		—		—

Ending balance	￦	768,832	￦	444,026	￦	—	￦	134,561

1	The recognition of gains and losses on derivatives financial liabilities (assets) for hedging purposes consists entirely of derivatives valuation losses.
2	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation losses.

	2024
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	￦	768,832	￦	444,026	￦	—	￦	134,561
Acquisition		109,198		1,011		—		—
Reclassification		51,194		(45)		—		(5,772)
Disposal		(36,663)		—		—		—
Amount recognized in profit or loss 1,		(49,949)		—		—		3,222
Amount recognized in other comprehensive income 2		—		(102,162)		—		—

Ending balance	￦	842,612	￦	342,830	￦	—	￦	132,011

1	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation gains and losses.
2	The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation losses.

F-11
2

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(4)	Valuation Technique and the Inputs
Valuation techniques and inputs used in the recurring,
non-recurring
fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2023 and 2024, are as follows:

	December 31, 2023
(in millions of Korean won)	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	116,198	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		925,750	2,3	DCF Model, Adjusted Net Asset Model, Monte-Carlo Simulation	Market Interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		449,232	2,3	DCF Model, Market Approach Model	Discount rate
Derivative financial assets for hedging		159,211	2	DCF Model	Market observation discount rate, Swap interest rate
Investment properties		5,276,169	3	DCF Model
Liabilities
Borrowings	￦	9,979,545	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		136,106	2,3	DCF Model, Binomial Option Pricing Model,	Forward exchange rate Forward interest rate
Derivative financial liabilities for hedging		24,547	2	DCF Model	Market observation discount rate

F-11
3

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(in millions of Korean won)	December 31, 2024
	Fair value		Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	￦	114,774	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss		1,024,306	2,3	DCF Model, Adjusted Net Asset Model, Market Approach Model T-F Model	Market Interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income		348,248	2,3	DCF Model, Market Approach Model	Discount rate
Derivative financial assets for hedging		445,471	2	DCF Model	Market observation discount rate
Investment properties		6,899,105	3	DCF Model
Liabilities
Borrowings	￦	10,423,619	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss		132,011	3	Binomial Option Pricing Model,	Treasury Bond Interest rate
Derivative financial liabilities for hedging		3	2	DCF Model	Market observation discount rate

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3
The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

F-11
4

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

38.	Interests in Unconsolidated Structured Entities

(1)
Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others
Real estate finance
A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from installment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2024, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2024, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset and makes payment for the underlying asset acquired.

F-11
5

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(2)
Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2023 and 2024, are as follows:

(in millions of Korean won)	December 31, 2023
	Real Estate Finance		PEF and Investment Funds		Total
Maximum loss exposure 1
Investment assets	￦	360,557	￦	509,816	￦	870,373
Investment agreement and others 2		44,975		106,064		151,039

Total	￦	405,532	￦	615,880	￦	1,021,412

1	Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met.
2	Investment agreements and others include purchase agreements, credit granting and others.

(in millions of Korean won)	December 31, 2024
	Real Estate Finance		PEF and Investment Funds		Total
Maximum loss exposure 1
Investment assets	￦	373,638	￦	547,153	￦	920,791
Investment agreement and others 2		84,481		101,178		185,659

Total	￦	458,119	￦	648,331	￦	1,106,450

1	Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met.
2	Investment agreements and others include purchase agreements, credit granting and others.

39.	Information About Non-controlling Interests

(1)	Changes in Accumulated Non-controlling Interests
Profit or loss allocated to
non-controlling
interests and accumulated
non-controlling
interests of subsidiaries that are material to the Group for the years ended December 31, 2022, 2023 and 2024 are as follows:

(In millions of Korean won)	December 31, 2022
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non- controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.8%	￦	410,695	￦	7,127	￦	(8,284)	￦	13,651	￦	423,189
BC Card Co., Ltd.	30.5%		498,928		47,909		(7,641)		(14,539)		524,657
KTIS Corporation	66.7%		135,240		14,965		(2,226)		(6,577)		141,402
KTCS Corporation	78.3%		145,111		18,888		(2,721)		(7,397)		153,881
Nasmedia Co., Ltd.	56.0%		124,181		15,610		(4,187)		(179)		135,425

F-11
6

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

(In millions of Korean won)	December 31, 2023
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non- controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.4%	￦	423,189	￦	(47,355)	￦	(8,287)	￦	(6,192)	￦	361,355
BC Card Co., Ltd.	30.5%		524,657		25,355		(4,960)		3,023		548,075
KTIS Corporation	66.7%		141,402		5,947		(2,451)		(1,872)		143,026
KTCS Corporation	78.3%		153,881		14,228		(3,001)		(2,313)		162,795
Nasmedia Co., Ltd.	55.9%		135,425		10,679		(4,028)		(467)		141,609

(In millions of Korean won)	December 31, 2024
	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.5%	￦	361,355	￦	(71,590)	￦	(8,184)	￦	680	￦	282,261
BC Card Co., Ltd.	30.5%		548,075		45,135		(2,010)		7,222		598,422
KTIS Corporation	66.7%		143,026		6,305		(2,451)		(861)		146,019
KTCS Corporation	78.3%		162,795		5,221		(2,501)		(566)		164,949
Nasmedia Co., Ltd .	55.9%		141,609		(2,071)		(4,428)		419		135,529
(2) Summarized Financial Information on Subsidiaries
The summarized financial information for each subsidiary with non-controlling
interests that are material to the Group, before inter-company eliminations, is as follows:

	December 31, 2023
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia Co., Ltd.
Current assets	￦	425,661	￦	3,739,847	￦	111,313	￦	304,508	￦	411,774
Non-current assets		795,182		2,613,031		336,296		130,391		101,537
Current liabilities		353,839		3,661,263		116,271		187,621		251,207
Non-current liabilities		125,531		1,061,169		127,248		47,228		11,129
Equity		741,473		1,630,446		204,090		200,050		250,975

	December 31, 2024
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia Co., Ltd.
Current assets	￦	434,876	￦	3,130,823	￦	129,015	￦	293,408	￦	427,146
Non-current assets		605,312		2,830,224		340,917		141,659		65,636
Current liabilities		242,754		3,147,202		122,879		189,900		244,498
Non-current liabilities		220,840		1,049,521		138,947		42,229		8,209
Equity		576,594		1,764,324		208,106		202,938		240,075

F-11
7

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

Summarized consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia Co., Ltd.
Operating revenue	￦	1,038,468	￦	3,897,090	￦	536,229	￦	1,031,010	￦	153,211
Profit for the year		20,941		148,341		15,917		17,634		27,691
Other comprehensive income (loss)		13,544		(5,286)		(2,415)		(134)		(695)
Total comprehensive income		34,485		143,055		13,502		17,500		26,996

	2023
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia Co., Ltd.
Operating revenue	￦	1,034,342	￦	4,027,450	￦	593,162	￦	1,035,911	￦	147,934
Profit for the year		(109,407)		76,545		13,922		15,804		17,703
Other comprehensive income (loss)		(6,625)		13,832		(3,162)		(2,550)		(1,890)
Total comprehensive income		(116,032)		90,377		10,760		13,254		15,813

	2024
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia Co., Ltd.
Operating revenue	￦	1,026,644	￦	3,806,858	￦	604,479	￦	1,122,264	￦	143,639
Profit for the year		(156,033)		141,149		11,862		6,814		(3,884)
Other comprehensive income (loss)		(3,019)		636		(4,172)		(133)		898
Total comprehensive income		(159,052)		141,785		7,690		6,681		(2,986)
Summarized consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia Co., Ltd.
Cash flows from operating activities	￦	176,407	￦	(798,043)	￦	13,809	￦	19,423	￦	22,015
Cash flows from investing activities		(78,928)		(7,733)		9,813		13,245		3,845
Cash flows from financing activities		(79,455)		914,441		(29,199)		(35,578)		(11,136)
Net increase (decrease) in cash and cash equivalents		18,024		108,665		(5,577)		(2,910)		14,724
Cash and cash equivalents at beginning of year		80,672		326,482		30,521		63,884		71,396
Exchange differences		(1)		(100)		—		840		13
Cash and cash equivalents at end of the year		98,695		435,047		24,944		61,814		86,133

F-11
8

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

	2023
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia Co., Ltd.
Cash flows from operating activities	￦	207,207	￦	82,883	￦	50,892	￦	55,146	￦	8,116
Cash flows from investing activities		(125,343)		(74,430)		(17,636)		(5,901)		(30,910)
Cash flows from financing activities		(50,811)		(67,609)		(32,872)		(26,948)		(11,077)
Net increase (decrease) in cash and cash equivalents		31,053		(59,156)		384		22,297		(33,871)
Cash and cash equivalents at beginning of year		98,695		435,047		24,944		61,814		86,133
Exchange differences		—		(95)		—		—		15
Cash and cash equivalents at end of the year		129,748		375,796		25,328		84,111		52,277

	2024
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KTIS Corporation		KTCS Corporation		Nasmedia Co., Ltd.
Cash flows from operating activities	￦	162,281	￦	(97,232)	￦	61,770	￦	44,551	￦	35,867
Cash flows from investing activities		(160,757)		(30,579)		(9,923)		1,661		(22,210)
Cash flows from financing activities		9,510		121,800		(32,762)		(25,211)		(11,803)
Net increase (decrease) in cash and cash equivalents		11,034		(6,011)		19,085		21,001		1,854
Cash and cash equivalents at beginning of year		129,748		375,796		25,328		84,111		52,277
Exchange differences		—		358		—		—		45
Cash and cash equivalents at end of the year		140,782		370,143		44,413		105,112		54,176

(3)	Transactions with Non-controlling Interests
The effect of changes in the ownership interest on the equity attributable to owners of the Group for the years ended December 31, 2022, 2023 and 2024 is summarized as follows:

(in millions of Korean won)	2022		2023		2024
Carrying amount of non-controlling interests acquired	￦	19,272	￦	3,022	￦	(20,329)
Consideration paid to non-controlling interests		69,652		213,819		(38)

Effect of changes in equity (net amount)	￦	88,924	￦	216,841	￦	(20,367)

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022, 2023 and 2024

40.	Events After the Reporting Period

(1)	The Group has decided to acquire treasury stocks ( ￦ 250,000 million) in accordance with a resolution of the Board of Directors dated February 13, 2025, to implement the ‘Corporate Value-Up Plan’.

(2)	The Group issued the following bonds after the end of the reporting period, and the details are as follows.

(In thousands of foreign currencies)
Type	Issued Date	Foreign currency	Annual interest rates	Maturity
The bond in Japanese yen	Mar. 7, 2025	JPY 23,300,000	1.217%	Mar. 5, 2027
The bond in Japanese yen	Mar. 7, 2025	JPY 6,700,000	1.367%	Mar. 7, 2028

F-1
20