Form 20-F
period 2025-12-31
KT CORP
filed 2026-04-29
CIK 892450

As filed with the Securities and Exchange Commission on April 29, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
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
Hye-Byung Min
KT Gwanghwamun Building East 33,
Jong-ro 3-Gil, Jongno-gu
03155 Seoul, Korea
Telephone: +82-70-4193-4036;E-mail:ktir@kt.com
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
None
As of December 31, 2025, there were 241,095,063 ordinary shares, par value ￦5,000 per share, outstanding
(not Including 10,926,622 ordinary shares held by the registrant as treasury shares)

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
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒    No ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐    No ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐    No ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☐    IFRS ☒    Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒
____________
*Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

iii

PRESENTATION
All references to “Korea” or the “Republic” contained in this annual report mean the Republic of Korea. All references to the “Government” are to the government of the Republic of Korea. All references to “we,” “us” or the “Company” are to KT Corporation and, as the context may require, its subsidiaries.
Our consolidated financial statements as of December 31, 2024 and 2025 and for each of the years in the three-year period ended December 31, 2025 and related notes thereto (“Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
All references to “Won” or “￦” in this annual report are to the currency of the Republic. All references to “Dollars,” “$,” “US$” or “U.S. dollars” are to the currency of the United States of America. All references to “Euro” or “EUR” are to the currency of the European Union. All references to “SGD” or “Singapore dollars” are to the currency of the Republic of Singapore. Our monetary assets and liabilities denominated in foreign currency are translated into Won at the market average exchange rate announced by Seoul Money Brokerage Services, Ltd. (the “Market Average Exchange Rate”) on the balance sheet dates, which were, for U.S. dollars, ￦1,289.3 to US $1.00, ￦1,470.0 to US $1.00, and ￦1,434.9 to US $1.00 on December 31, 2023, 2024 and 2025, respectively.
Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
All market share data contained in this annual report, unless otherwise specified, are based on the number of subscribers announced by the Ministry of Science and ICT (the “MSIT”), the Korea Media Communications Commission (the “KMCC”) or the Korea Telecommunications Operators Association.

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
We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts.The repeal of the Mobile Device Distribution Improvement Act may have a material impact on the competitive landscape of the mobile telecommunications industry, as mobile service providers are given more flexibility to offer handset subsidies or discounts, which may in turn increase expenses. See “—The Korean telecommunications and Internet-related industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.”

We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The KMCC has also issued guidelines on fair competition of the telecommunications companies. In line with these guidelines, from May to September 2024, the KMCC conducted its first compliance review of network usage agreements between telecommunications carriers and value-added service providers. As of the date hereof, we have not received any feedback or indication that any further action will be taken as a result of the review.

In the financial services market, our credit and check cards issued under the “BC Card” brand pursuant to co-brand agreements with member companies compete principally with cards issued by other leading credit card companies in Korea with their own merchant payment networks, such as Shinhan Card, Hyundai Card and Samsung Card. Our member companies that issue co-branded credit or check cards include NH Card, Industrial Bank of Korea and Standard Chartered Bank Korea. We also compete with service providers that provide outsourcing services related to business operations of credit card companies. Competition in the credit card and check card businesses has intensified as existing credit card companies, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions for their credit and check cards, as well as invested in operational infrastructure that may reduce the need for our outsourcing services.
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
One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. We have acquired a number of licenses to secure bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth. For example, certain bandwidths used for our existing 3G and 4G LTE services, including the 900 MHz, 1.8 GHz and 2.1 GHz bands, are scheduled to be reallocated in 2026, which will require additional payments and compliance with revised deployment, coverage and bandwidth utilization requirements. For all of our bandwidth licenses, we made aggregate payments of ￦327 billion in 2023, ￦299 billion in 2024 and ￦290 billion in 2025. For our outstanding payment obligations relating to our bandwidth licenses, see “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisition of New Bandwidth Licenses and Usage Fees.” For more information on our bandwidth licenses, see “Item 4. Information on the Company—Item 4.D. Property, Plant and Equipment—Mobile Networks.”

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
The Government, primarily through the MSIT and the KMCC, has the authority to regulate the telecommunications industry in Korea. The MSIT and the KMCC also have the authority to regulate the pay TV industry under the Korea Broadcasting Act and the Internet Multimedia Broadcasting Services Act, which cover our IPTV services, our satellite TV services provided through KT Skylife (in which we held a 50.3% interest as of December 31, 2025), and cable TV services that we provide through KT HCN, in which KT Skylife holds a 100.0% interest. See “Item 4. Information on the Company—Item 4.B. Business Overview—Regulation.” The MSIT’s policy is to promote competition through measures designed to prevent the dominant service provider in any such market from exercising its market power in a way that would prevent the emergence and development of viable competitors. Under such regulations, if a network service provider has the largest market share for a specified type of telecommunications service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIT, such entity may be designated as a market-dominating business entity that may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. The KMCC has also issued guidelines on fair competition of telecommunications and Internet-related companies. In line with these guidelines, from May to September 2024, the KMCC conducted its first compliance review of network usage agreements between telecommunications carriers and value-added service providers. As of the date hereof, we have not received any feedback or indication that any further action will be taken as a result of the review. In addition, the Government sets the policies regarding the use of radio frequency bandwidths and allocates the bandwidths used for wireless telecommunications by an auction process or by a planned allocation.
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
The repeal of the Mobile Device Distribution Improvement Act was passed on January 21, 2025, and became effective on July 22, 2025. Prior to its repeal, the Mobile Device Distribution Improvement Act permitted subscribers to choose between a designated handset subsidy for the purchase of a recently released mobile phone or a designated discount on the mobile service subscription rate. Following the repeal, the obligation for mobile carriers to disclose handset subsidies, as well as the regulation limiting additional subsidies provided by retailers to within 15% of the disclosed subsidy, have been abolished. As a result, mobile service providers are permitted to offer greater subsidies to subscribers who switch service providers, based on specific criteria designated by the KMCC, such as estimated profit margins and subscriber switching costs. The repeal of the Mobile Device Distribution Improvement Act may have a material impact on the competitive landscape of the mobile telecommunications industry, as mobile service providers are given more flexibility to offer handset subsidies or discounts, which may in turn increase expenses.

The Government may pursue additional measures to regulate the markets in which we compete. There can be no assurance that we will not adopt additional measures that reduce rates charged to our subscribers as well as adjustments to our handset subsidies and other measures in the future to comply with regulatory requirements or the Government’s policy guidelines. However, the Enforcement Decree of the Telecommunications Business Act, which is expected to set out detailed matters such as the types and criteria of unfairly discriminatory subsidies and the specific items to be included in contracts (other than subsidy amounts and conditions), has not yet been amended, and no specific measures have been announced to date.

The MSIT may revoke our licenses or suspend any of our businesses if we fail to comply with its rules, regulations and corrective orders, including the rules restricting beneficial ownership and control or any violation of the conditions of our licenses. Alternatively, in lieu of suspension of our business, the MSIT may levy a monetary penalty of up to 3.0% of the average of our annual revenue from telecommunications services relating to the violation for the preceding three fiscal years. From time to time, we have been imposed fines for violation of regulations imposed by MSIT and KMCC. There is no guarantee that the laws and regulations to which we are or become subject will not have a material adverse effect on our business, financial condition or results of operations.
Legal cases involving our political donations and other incidents and allegations could have a material adverse effect on our business, reputation and stock price.
In November 2021, the Seoul Central District Prosecutor’s Office issued a summary indictment against our former representative director and chief executive officer, Hyeon-mo Ku, and nine other former executive officers, who had permitted the use of their names. They were indicted on charges including violations of the Political Funds Act and embezzlement. In February 2022, after a summary judgment was issued, the 10 former executive officers filed for a formal trial. In July 2023, with respect to the alleged violation of the Political Funds Act, the Seoul Central District Court found all 10 former executives guilty and imposed monetary penalties ranging from ￦3 million to ￦7 million on each person. The Seoul Central District Prosecutor’s Office appealed such decisions, and in June 2024, the Appellate Division of the Seoul Central District Court upheld the lower court’s rulings, which have since become final. In October 2023, with respect to the alleged embezzlement violations, the Seoul Central District Court found all 10 former executives guilty and imposed monetary penalties ranging from ￦2 million to ￦3 million on each person. The Seoul Central District Prosecutor’s Office and some of the former executive officers appealed such decisions, and the Appellate Division of the Seoul Central District Court overturned the lower court’s initial guilty verdict in June 2024, declaring the former executives not guilty of embezzlement charges. The Seoul Central District Prosecutor’s Office subsequently appealed to the Supreme Court of Korea, which dismissed the appeal on June 12, 2025, thereby making the appellate court's decision final.
In November 2022, the KT New Labor Union and the People’s Solidarity for Participatory Democracy filed a criminal complaint with the Seoul Central District Prosecutor’s Office against our former chief executive officer, Hyeon-mo Ku, and our board of directors, alleging a criminal breach of fiduciary duty related to (i) a settlement with the U.S. Securities and Exchange Commission (the “SEC”) to resolve its investigation (described below) and (ii) inaction to take responsibility for the alleged violation of the Political Funds Act by our former executives described above. This matter is currently under investigation by the Seoul Central District Prosecutor’s Office.
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
Despite these measures, we have experienced cyber-attacks of varying degrees from time to time, including the theft of personal information of our subscribers by third parties, which has led to lawsuits and administrative actions against us alleging that the leak was related to our mismanagement of subscribers’ personal information. In particular, in December 2025, the MSIT released the final results of a joint public-private investigation concluding that deficiencies in our femtocell management enabled unauthorized access to the information of subscribers who have previously been connected to an illegal femtocell. According to the investigation, these incidents resulted in unauthorized micropayment transactions affecting 368 customers, with total damages of approximately W243 million, and the leakage of personal information of approximately 22,227 subscribers, including phone numbers, International Mobile Subscriber Identity (“IMSI”) numbers and International Mobile Equipment Identity (“IMEI”) numbers. The investigation also identified malware infections affecting 94 of our servers. Authorities further determined that certain security configurations were insufficient and that our notifications to regulatory authorities regarding these incidents were delayed. In addition, we are subject to an ongoing investigation by the Personal Information Protection Commission (the “PIPC”) regarding the timing and circumstances of these incidents. As a result, we are currently unable to reasonably estimate any obligations that may arise in connection with this matter. See Note 20(19) of the notes to the Consolidated Financial Statements.

The MSIT concluded that we did not meet our contractual and statutory obligations to provide secure telecommunications services and announced that it may impose administrative fines under the Information and Communications Network Act, the Personal Information Protection Act and other applicable laws. The MSIT advised us to waive early termination fees for subscribers who elect to terminate their service contracts and ordered us to submit and implement corrective measures within specified timelines, with implementation to be verified by June 2026. Following this incident, our Board of Directors resolved to waive early termination fees for the period from December 31, 2025 to January 13, 2026, during which over 233,000 subscribers terminated their service contracts, resulting in a decline in our total subscriber base and market share. We expect that such terminations will have an adverse effect on our results of operations in 2026. We plan to mitigate the potential financial impact through customer retention and acquisition efforts, such as personalized marketing initiatives supported by AI-based data analytics. In addition, we are implementing measures to prevent recurrence of such incidents, including enhancements to our organizational oversight and governance, system upgrades and strengthened management of femtocell operations. As of the date hereof, we have fully compensated subscribers affected by unauthorized payments arising from illegal femtocell activity, and no class actions or similar collective proceedings have been initiated against us in connection with this incident. However, no assurance can be made that certain of our customers will not pursue additional legal actions to seek alleged damages against us in connection with this incident.

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
Government regulation of the credit card industry may adversely affect the operations of BC Card in which we held a 69.5% interest as of December 31, 2025.
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
Pursuant to the FSS’s capital adequacy guidelines, which are derived from standards established by the Bank for International Settlements, credit card companies in Korea are required to maintain a total capital adequacy ratio of at least 8.0% on a consolidated basis. If a credit card company fails to maintain such ratio, Korean regulatory authorities may impose penalties ranging from a warning to a suspension or revocation of its license. BC Card’s capital adequacy ratios were 25.4% as of December 31, 2023, 29.9% as of December 31, 2024 and 29.3% as of December 31, 2025. Such capital adequacy ratio will decrease if the growth in BC Card’s asset base is not matched by corresponding growth in its regulatory capital. In addition, BC Card’s capital base and its capital adequacy ratio may decrease if its results of operations or financial condition deteriorates. Accordingly, there can be no assurance that BC Card will not be required to obtain additional capital in the future in order to maintain its capital adequacy ratio above the minimum required levels. There can also be no assurance that, if BC Card requires additional capital in the future, it will be able to obtain such capital on favorable terms or at all, which could have a material adverse effect on the business, financial condition and results of operations of BC Card.

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
We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on August 17, 2027. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrest resulting from disagreements with the labor union in the future.
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

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission to prohibit or restrict actions that impede competition and fair trade. The Korea Fair Trade Commission designated us as a large business group under the Monopoly Regulation and Fair Trade Act on May 1, 2025. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT group are subject to ongoing scrutiny by the Korea Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting debt guarantees for other domestic member companies of the same group and cross-shareholdings among domestic member companies of the same group, as well as requiring disclosure of the status of such cross-shareholdings. Additionally, we are subject to a prohibition, in effect since July 2014, against circular shareholding among any three or more entities within our business group. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

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
Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ~~W~~10,786 billion total borrowings (including short-term borrowings) outstanding as of December 31, 2025, ~~W~~3,233 billion was denominated in foreign currencies. Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to mitigate such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations, and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future. See “Item 5. Operating and Financial Review and Prospects—Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk.”

Fluctuations in the exchange rate between the Won and the Dollar will also affect the Dollar equivalent of the Won price of our ordinary shares on the KRX Korea Composite Stock Price Index (the “KOSPI”) Market and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the Dollar conversion by the depositary for the American Depositary Receipts (“ADRs”) of cash dividends, if any, paid in Won on our ordinary shares represented by the ADSs.
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
In February 2025, the Ministry of Employment and Labor subsequently revised the ‘Guidelines for Labor-Management Guidance on Ordinary Wage’ (the “Guidelines”), and in December 2025 abolished the previously existing ‘Guidelines for the Calculation of Ordinary Wages'. The new legal principle on ordinary wages is effective for ordinary wage calculations starting from December 19, 2024. Following the Supreme Court of Korea’s decision and the revised Guidelines, we have accounted for additional payments related to employees’ ordinary wages in 2024 and anticipate similar recognition in the current fiscal year as part of our employee benefit costs. Any such additional payments may have an adverse effect on our financial condition and results of operations.

Risks Relating to Korea
If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.
We are incorporated in Korea, and we generate most of our operating revenue in Korea. As a result, we are subject to economic, political, legal and regulatory risks specific to Korea, and our performance and successful execution of our operational strategies are substantially dependent on the overall Korean economy.

In addition, the future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the Russia-Ukraine war and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe, fluctuations in policy interest rates globally (including Korea), and more recently, the military conflicts between Iran and other countries, including the United States and Israel, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy.

The value of the Won relative to major foreign currencies, in particular the U.S. dollar, has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Other developments that could have an adverse impact on Korea’s economy include:
•declines in consumer confidence and a slowdown in consumer spending, including as a result of higher levels of market interest rates;
•the imposition of significant tariffs on Korea’s exports by any of its major export markets, including the United States, as well as any countermeasures or policy responses adopted by the Government that may entail significant costs;

•hostilities or political or social tensions involving countries in the Middle East (such as those resulting from the military conflicts between Iran and other countries, including the United States and Israel, and internal political or social unrest within countries in the region) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries (including increases in tariffs) and increased uncertainties in the global financial markets and industry;

•hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing actions against Russia) and any resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•adverse changes or volatility in foreign currency reserve levels, interest rates, inflation rates, commodity prices (including oil prices), exchange rates (including fluctuations of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan) or stock markets;

•the occurrence of severe health epidemics in Korea and other parts of the world;

•deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•investigations of large Korean business groups and their senior management for possible misconduct;

•shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions to the global supply chain;

•continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small‑ and medium‑sized enterprise borrowers in Korea;

•social and labor unrest;

•substantial changes in the market prices of Korean real estate;

•a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•financial problems or lack of progress in the restructuring of Korean business groups, other large, troubled companies, their suppliers or the financial sector;

•loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•a continued decrease in the population and birthrates in Korea;

•geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•natural or man‑made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

•an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common shares and ADSs.
Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea.
North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including missiles launched from submarines and intercontinental missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned North Korea's provocations and flagrant violations of relevant United Nations Security Council resolutions. Over the years, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, as did the United States and the European Union.

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
There are special risks involved with investing in securities of Korean companies, including the possibility of restrictions being imposed by the Government in emergency circumstances.
As we are a Korean company and operate in a business and cultural environment that is different from that of other countries, there are risks associated with investing in our securities that are not typical for investments in securities of companies in other jurisdictions.

Under the Korean Foreign Exchange Transaction Laws (as defined in Item 10.D. Exchange Controls—General), if the Government deems that certain emergency circumstances, including, but not limited to, the outbreak of natural calamities, wars or grave and sudden changes in domestic or foreign economies, are likely to occur, the Ministry of Finance and Economy (the “MOFE”) may temporarily suspend the transactions where Foreign Exchange Transaction Laws are applicable, or impose an obligation to deposit or sell capital to certain Korean governmental agencies or financial institutions. In addition, if the Government deems that it is confronted or is likely to be confronted with serious difficulty in movement of capital between Korea and abroad which will bring serious obstacles in carrying out its currency policies, exchange rate policies or other macroeconomic policies, the MOFE may take measures to require any person who performs transactions to deposit such capital to certain Korean governmental agencies or financial institutions. These restrictions could limit your ability to acquire our securities or to repatriate interest, dividends or sales proceeds arising from our securities. See “Item 10.D. Exchange Controls—General.”

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
As of December 31, 2025, 49.0% of our common shares were owned by foreign investors. See “Item 4. Information of the Company—Item 4.B. Business Overview—Regulation—Foreign Investment” and “Item 10. Additional Information—Item 10.B. Memorandum and Articles of Association—Limitations on Shareholding.”

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
•a registration statement filed by us under the Securities Act of 1933, as amended, is in effect with respect to those shares; or
•the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act.
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
Item 4.B.  Business Overview
We are the leading integrated telecommunications and platform service provider in Korea and one of the most advanced in Asia. We plan to transform ourselves into an AI-driven information and communication technology (“ICT”) company that integrates AI and information technology into our existing communication technology business and expands into new businesses that utilize AI. In addition, we will continue to pursue innovation in our other major business areas, including media and content services, Internet data centers and cloud services, real estate operations and financial services. In line with our strategic direction under our new management, we are pursuing a vision to become an “AX (AI Transformation) platform company,” leveraging our core connectivity infrastructure and data capabilities to support next-generation platforms and services.

Our principal services include:
•mobile voice and data telecommunications services based on 5G, 4G LTE and 3G W-CDMA technology;

•fixed-line services, which include:
➢(i) fixed-line telephone services, including local, domestic long-distance and international long-distance services, (ii) Voice over Internet Protocol (“VoIP”) telephone services (i.e., provision of communication services over the Internet, and not over the fixed-line PSTN) and (iii) interconnection services to other telecommunications companies;
➢broadband Internet access services; and
➢data communication services, including fixed-line and satellite leased line services and dedicated broadband Internet connection service to corporate and other institutional customers;
•media and content services, including IPTV, satellite TV, media content creation and distribution services, digital music services, e-commerce services, online advertising consulting services and web comics and novels services;
•financial services, including credit card processing and other financial services offered primarily through BC Card;
•other business activities, including information technology and network services and rental of real estate by KT Estate Inc. (“KT Estate”); and
•sale of goods, primarily sale of handsets related to our mobile services and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.
Leveraging our dominant position in the fixed-line telephone services market and our established customer base in Korea, we have successfully pursued new growth opportunities and obtained strong market positions in each of our principal lines of business. In particular:
•in mobile services, we had approximately 29.0 million subscribers, consisting of 20.6 million MNO mobile subscribers and 8.4 million MVNO mobile subscribers. We achieved a market share of 28.9% with approximately 13.6 million MNO mobile phone subscribers as of December 31, 2025;

•in fixed-line and VoIP telephone services, we had approximately 10.9 million subscribers, consisting of 7.7 million PSTN subscribers and 3.2 million VoIP subscribers as of December 31, 2025. As of such date, our market share of the fixed-line local telephone and VoIP services was 51.7%; and

•we are Korea’s largest broadband Internet access provider with approximately 10.2 million subscribers as of December 31, 2025, representing a market share of 40.3%.
For the year ended December 31, 2025, our operating revenue was ~~W~~28,548 billion, our profit for the year was ~~W~~1,825 billion and our basic earnings per share was ~~W~~7,074. As of December 31, 2025, our total assets were ~~W~~43,050 billion, total liabilities were ~~W~~23,633 billion and total equity was ~~W~~19,417 billion.

Our Services
The following table sets out our operating revenue by principal product categories and the respective percentage of total operating revenue in 2023, 2024 and 2025.

	For the Year Ended December 31,
	2023		2024		2025
Products and services	Billions of Won	%	Billions of Won	%	Billions of Won	%
Mobile services	₩ 7,140	26.8%	₩ 7,318	27.4%	₩ 7,586	26.6%
Fixed-line services:
Fixed-line and VoIP telephone services	1,249	4.7	1,188	4.4	1,116	3.9
Broadband Internet access services	2,579	9.7	2,634	9.9	2,684	9.4
Data communication services	1,315	4.9	1,335	5.0	1,392	4.9
Subtotal	5,142	19.3	5,158	19.3	5,192	18.2
Media and content services	3,207	12.1	3,107	11.6	3,085	10.8
Financial services	3,968	14.9	3,743	14.0	3,474	12.2
Others	3,846	14.5	4,025	15.1	4,346	15.2
Sale of goods (1)	3,293	12.4	3,374	12.6	4,865	17.0
Total operating revenue	₩ 26,595	100.0%	₩ 26,724	100.0%	₩ 28,548	100.0%
_______________________
(1)Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.
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
Revenue related to mobile services accounted for 26.6% of our operating revenue in 2025. The following table shows selected information concerning the usage of our network during the periods indicated and the number of our mobile subscribers as of the end of such periods:

	As of or for the Year Ended December 31,
	2023	2024		2025
Average monthly revenue per subscriber (1)	₩ 33,965	₩ 34,524		₩ 35,180
Total number of mobile subscribers (in thousands)	24,897	26,132		28,985
MNO mobile subscribers (in thousands) (2)	17,759	18,950		20,618
MNO mobile phone subscribers:
LTE mobile phone subscribers	3,659	2,870		2,419
5G mobile phone subscribers	9,724	10,402		11,156
W-CDMA mobile phone subscribers	134	97		68
Sub-total	13,517	13,369	—	13,643
Subscribers of miscellaneous devices (3)	4,242	5,581		6,974
MVNO mobile subscribers (in thousands) (4)	7,138	7,182		8,368
_______________________
(1)The average monthly revenue per subscriber is computed by dividing total monthly fees, usage charges and value-added service fees for the period by the weighted average number of subscribers (other than MVNO subscribers and subscribers of miscellaneous IoT services) and dividing the quotient by the number of months in the period.
(2)Represents the number of mobile subscribers who directly subscribe to mobile services provided by us.

(3)Includes tablets and other IoT devices.
(4)Represents the number of mobile subscribers served by MVNOs (consisting of third-party companies as well as subsidiaries and affiliates of KT Corporation), which lease network access from us to provide mobile services.
We compete with SK Telecom, a mobile service provider that has a longer operating history than us, and LG U+ which began its service at around the same time as KTF. As of December 31, 2025, we had approximately 13.6 million MNO mobile phone subscribers, or a market share of 28.9%.
We market our mobile services primarily through independent exclusive dealers located throughout Korea. In addition to assisting new subscribers to activate mobile service and purchase handsets, authorized dealers are connected to our database and are able to assist customers with their accounts. Although most of these dealers sell exclusively our products and services, sub-dealers hired by exclusive dealers may sell products and services offered by other mobile telecommunications service providers. Authorized dealers are entitled to a commission for each new subscriber registered, as well as ongoing commissions for the first five years based primarily on the subscriber’s monthly fee, usage charges and length of subscription.
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
Fixed-line and VoIP Telephone Services
We utilize our extensive nationwide telephone network to provide fixed-line telephone services, which consist of local, domestic long-distance, international long-distance services and land-to-mobile interconnection services. Our fixed-line telephone network includes exchanges, long-distance transmission equipment and fiber optic and copper cables. We also provide VoIP telephone services that enable VoIP phone devices with broadband connection to make domestic and international calls. These fixed-line and VoIP telephone services accounted for 3.9% of our operating revenue in 2025. In recent years, the proliferation of mobile phones, as well as the availability of increasingly lower wireless pricing plans, some of which include unlimited voice minutes, has led to significant decreases in our domestic long-distance call minutes and local call pulses.

The following table shows selected information concerning our fixed-line telephone network and the number of PSTN and VoIP subscribers as of the end of the periods indicated as well as their engagement levels during such periods.

	As of or for the Year Ended December 31,
	2021	2022	2023	2024	2025
Total Korean population (thousands) (1)	51,639	51,439	51,325	51,217	51,117
PSTN and VoIP lines in service (thousands)	13,096	12,581	12,035	11,475	10,890
PSTN lines in service	9,905	9,376	8,820	8,264	7,717
Local lines in service	8,937	8,430	7,892	7,347	6,808
Group lines in service	968	946	928	917	907
VoIP lines in service	3,191	3,206	3,215	3,211	3,173
Fiber optic cable (kilometers)	896,076	917,114	937,146	953,183	968,465
Domestic long-distance call minutes (millions) (2)	500	395	321	242	201
Local call pulses (millions) (2)	554	463	363	294	265
_______________________
(1)Based on the number of registered residents as published by the Ministry of the Interior and Safety of Korea.
(2)Excluding calls placed from public telephones.
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
In recent years, the volume of our incoming international calls has significantly exceeded the volume of our outgoing international calls. The agreed settlement rate is applied to the call minutes to determine the applicable net settlement payment. The following table shows the number of minutes of international long-distance calls recorded by us and network service providers utilizing our international long-distance network in each specified category for each year in the three-year period ended December 31, 2025:

	Year Ended December 31,
	2023	2024	2025
	(In millions of billed minutes)
Incoming international long-distance calls	615.8	518.3	436.3
Outgoing international long-distance calls	31.5	27.5	23.5
Total	647.3	545.8	459.8
_______________________
(1)Includes incoming traffic of application-to-person correspondence.
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
Broadband Internet Access Services
Leveraging our nationwide network of 968,465 kilometers of fiber optic cables as of December 31, 2025, we have achieved a leading market position in the broadband Internet access market in Korea. We believe we have a competitive advantage over other broadband Internet access service providers because, unlike our competitors, we can utilize our existing networks nationwide to provide broadband Internet access service. Our principal Internet access services are offered under the “KT Internet” and “KT GiGA Internet” brand names. We also offer WiFi services under the “KT WiFi” brand name, which is designed to integrate fixed-line and wireless services by offering high speed wireless Internet access to laptops and smartphones in hot-spot zones and KT Internet service in fixed-line environments. Our broadband Internet access services accounted for 9.4% of our operating revenue in 2025.

As of December 31, 2025, we had approximately 10.2 million broadband Internet subscribers, including approximately 7.1 million KT GiGA Internet service subscribers with enhanced data transmission speeds. We also sponsored approximately 78 thousand hot-spot zones nationwide for wireless connection as of December 31, 2025.

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
Data Communication Services
Our data communication services involve offering exclusive lines that allow point-to-point connection for voice and data traffic between two or more geographically separate points. As of December 31, 2025, we leased 320,496 lines to domestic and international businesses. We provide dedicated and secure broadband Internet connection service to institutional customers under the “Kornet” brand name. We provide high-speed connection to our Internet backbone network, as well as rent to our customers and install necessary routers to ensure reliable Internet connection and enhanced security. We provide discount rates to qualified customers, including small- and medium-sized enterprises, businesses engaging in Internet access services and government agencies. Data communication services accounted for 4.9% of our operating revenue in 2025.

Through our wholly owned subsidiary KT Sat Co., Ltd., we also provide transponder leasing, broadcasting, video distribution and data communication services through satellites periodically launched by us. We also lease satellite capacity from other satellite operators to offer satellite services to both domestic and international customers.
Media and Content Services
We offer a variety of media and content services, including IPTV, satellite TV, media content creation and distribution services, e-commerce services, digital music services, online advertising consulting services, web comics and novels services and media content creation and distribution services. Media and content services accounted for 10.8% of our operating revenue in 2025. In addition, in September 2021, KT Skylife, in which we held a 50.3% interest as of December 31, 2025, acquired a 100.00% interest in KT HCN, which is Korea’s fifth largest cable TV operator. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Overview—Acquisitions and Disposals of Interests in Subsidiaries and Joint Ventures.”

IPTV
We offer high definition video-on-demand and real-time broadcasting and ultra-high-definition (“UHD”) IPTV services under the brand name “Genie tv.” Our IPTV service offers access to an array of digital media contents, including broadcast channels, movies, sports, news, educational programs and TV replay, for a fixed monthly fee or on a pay-per-view basis. Through a digital set-top box that we rent to our customers, our customers are able to browse the catalogue of digital media contents and view selected media streams on their television. A set-top box provides two-way communications on an IP network and decodes video streaming data. We had approximately 9.5 million IPTV subscribers as of December 31, 2025.

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
Satellite TV
We offer satellite TV services with features similar to our IPTV services through KT Skylife. As of December 31, 2025, we had approximately 3.2 million subscribers for our satellite TV services, including Genie tv Skylife combination services.
Digital Music Services
We operate Genie, our platform for music contents as well as subscription-based access to digital music streaming and downloading services, through our subsidiary KT Genie Music Corporation, in which KT Studio Genie Co., Ltd. (“KT Studio Genie”) held a 36.0% interest as of December 31, 2025. Genie offers a broad selection of Korean and international music, both in streaming and download formats, as well as a variety of features designed to enhance the experience of users. In addition, we provide a variety of original audio contents through Genie, including audio books and novels. We offer Genie services in various formats that are specifically designed for mobile and other connected devices, PCs, TVs and automobiles. KT Genie Music Corporation also provides online streaming of live music performances through STAYG platform.

E-commerce Services
Through KT alpha Co., Ltd. (“KT alpha”), in which we held a 73.0% interest on a consolidated basis as of December 31, 2025, we offer TV home shopping and mobile gift voucher distribution services. Furthermore, we offer a variety of consumer products and food items on our IPTV and satellite TV platforms. We also secure rights to digital entertainment contents such as movies, animations and TV series and distribute such contents to other media platforms.
We also offer mobile gift card services through KT alpha under the brand name “giftishow” and other mobile advertising solutions to corporate customers.
Online Advertising Consulting Services
We provide strategic advertising consulting services for the online advertising industry through our subsidiaries KT Nasmedia, Co., Ltd. (“KT Nasmedia”), in which we held a 43.1% interest as of December 31, 2025. We provide a variety of services for advertising agencies, online media companies and their clients, ranging from market studies to advertising campaign planning as well as analysis of such campaign’s effectiveness. Our proprietary data analysis tools enable us to define specific advertising targets for the clients as well as to evaluate the effectiveness of various marketing channels to provide an optimal advertising campaign strategy.
Web Comics and Novels Services
StoryWiz, which was established in February 2020 and in which KT Studio Genie held a
100.0% interest as of December 31, 2025, specializes in producing and distributing web comics and web novels. StoryWiz operates a platform called Blice for web novels and web comics. Through Blice, numerous writers distribute their web novels and web comics, and we support them in various ways, including holding contests and providing funding for new and promising writers. Blice also offers a diverse selection of genres including comedy, romance, action and fantasy. We strive to further expand our intellectual property to movies and dramas.

Media Content Creation and Distribution Services
We engage in media content creation and distribution services through KT Studio Genie, in which we held a 90.9% interest as of December 31, 2025. KT Studio Genie produces and sells a wide range of media contents, including multi-episode drama series, to traditional media channels and OTT services. KT Studio Genie also serves as a distribution agency of media contents produced by third-parties.
Financial Services
As part of our overall strategy, we selectively pursue new business opportunities in the financial sector that complement our telecommunications business. In October 2011, we acquired a controlling interest in BC Card, a leading credit card solutions provider in Korea in which we held a 69.5% interest as of December 31, 2025. As of such date, BC Card held a 33.7% interest in Kbank, an Internet-only bank that began its commercial operations in April 2017. Revenue from our financial services, which consist primarily of revenue from BC Card, accounted for 12.2% of our operating revenue in 2025.

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
A minority interest in BC Card is owned by various financial institutions in Korea, many of which are member companies that enter into co-branding agreements with us and issue credit cards and check cards under the “BC Card” brand. Our member companies that issue co-branded credit or check cards include NH Card, Industrial Bank of Korea and Standard Chartered Bank Korea. We engage in joint marketing efforts to promote cards issued pursuant to our co-branding agreements. However, we typically do not assume credit risks related to the inability of cardholders to make payments on their card usage, which are typically assumed by the member companies. We also provide ancillary outsourcing services to various other banks, securities companies and financial institutions that do not issue co-branded cards with us.
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
Kbank
Kbank is one of three Internet-only banks in Korea. Internet-only banks generally operate without branches and conduct their operations primarily through electronic means, which enable them to minimize costs and offer customers higher interest rates on deposits as well as lower lending rates. As of December 31, 2025, Kbank had approximately 15.5 million account holders, with total deposits of ~~W~~28.4 trillion and outstanding loans of ~~W~~18.4 trillion. Other shareholders of Kbank include Woori Bank, a leading bank in Korea.

Pursuant to the Act on Special Cases Concerning Internet-Only Banks, starting from January 2019, a company with its ICT assets comprising more than 50% of its total assets (such as us) may obtain up to a 34.0% interest in an Internet-only bank, and is required to obtain approval from the FSC in order to become its largest shareholder.

Other Businesses
We also engage in various business activities that extend beyond telecommunications and financial services, including real estate development. Our other businesses accounted for 15.2% of our operating revenue in 2025.

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
Information Data Center and Cloud Services
We operate Internet data centers located throughout Korea and provide a wide range of computing services to companies that need servers, storage and leased lines. In April 2022, we completed a vertical spin-off of our Internet data centers business and established a wholly-owned subsidiary, kt cloud Co., Ltd., (“kt cloud”) to more effectively promote the growth of our Internet data center and cloud operations. As of December 31, 2025, we held an 86.3% interest in kt cloud. Data centers are facilities used to house, protect and maintain network server computers that store and deliver Internet and other network contents. kt cloud’s data centers are designed to meet international standards, and are equipped with temperature and humidity control systems, regulated and reliable power supplies, mechanical equipment, fire detection and suppression equipment, security monitoring and wide-bandwidth connections to the Internet. kt cloud’s data center businesses include (i) colocation services (provision of infrastructure services necessary for clients’ server operations), (ii) interconnection services (direct private connections of counterparties, including global cloud service providers), (iii) DBO (design, build and operation) services for clients’ data centers and (iv) managed service provider offerings (operation and maintenance of information technology equipment).

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

Sale of Goods
We recognize revenue related to sale of goods, primarily handsets sold to subscribers of our mobile services as well as miscellaneous telecommunications equipment sold to vendors and other telecommunications companies and sale of residential units and commercial real estate developed by KT Estate. We purchase handsets primarily from Samsung Electronics and Apple. Sale of goods accounted for 17.0% of our operating revenue in 2025.

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
The following table summarizes the terms of our representative 5G and LTE mobile service plans that we currently offer:

Plan	Monthly Rate	Voice Calls	Video Calls	Data Transmission	Additional Features
5G Premium Choice	₩130,000	Unlimited	300 min.	Unlimited
• Unlimited data roaming at 3 Mbps
•Handset insurance using reward points
• No service fee for additional smart device
• Free benefits (subscribers can choose one benefit from each category: 1) Tving / Netflix / YouTube Premium / Disney / Samsung / Electronics Subscription; and 2) Music / E-book / Webtoon)

Plan	Monthly Rate	Voice Calls	Video Calls	Data Transmission	Additional Features
5G Special Choice	₩110,000	Unlimited	300 min.	Unlimited
• Unlimited data roaming at 100 kbps
• Handset insurance using reward points
• No service fee for additional smart device
• Free benefits (subscribers can choose one benefit from each category: 1) Tving / Netflix / YouTube Premium / Disney / Samsung / Electronics Subscription; and 2) Music / E-book / Webtoon)

5G Special	₩100,000	Unlimited	300 min.	Unlimited	•Unlimited data roaming at 100 kbps •Handset insurance using reward points • No service fee for additional smart device

5G Basic Choice	₩90,000	Unlimited	300 min.	Unlimited	• Unlimited data roaming at 100 kbps •Free benefits (subscribers can choose one benefit among Tving / Netflix / YouTube Premium / Disney / Samsung / Electronics Subscription)

5G Basic	₩80,000	Unlimited	300 min.	Unlimited	•Unlimited data roaming at 100 kbps

5G Simple 110 GB	₩69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 110 GB

5G Simple 90 GB	₩67,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 90 GB

5G Simple 70 GB	₩65,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 70 GB
5G Simple 50 GB	₩63,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 50 GB

5G Simple 30 GB	₩61,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 30 GB
5G Slim 21 GB	₩58,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 21 GB

5G Slim 14 GB	₩55,000	Unlimited	300 min.	Unlimited, but decelerate to 1 Mbps after 14 GB
5G Slim 10 GB	₩50,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 10 GB

5G Slim 7 GB	₩45,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 7 GB

5G Slim 4 GB	₩37,000	Unlimited	300 min.	Unlimited, but decelerate to 400 kbps after 4 GB

Data On Premium	₩89,000	Unlimited	300 min.	Unlimited	•Handset insurance using reward points • No service fee for additional smart device •Media package offering music, e-book and audio books.

Data On Video Plus	₩69,000	Unlimited	300 min.	Unlimited, but decelerate to 5 Mbps after 110 GB

LTE Basic	₩33,000	Unlimited	50 min.	1.4 GB with an option to transfer data from and into the next month’s usage
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
The following table shows the interconnection charge per minute (exclusive of VAT) for mobile to mobile calls, which are uniform across the three mobile operators (us, SK Telecom and LG U+):

Effective Starting
January 1, 2023		January 1, 2024		January 1, 2025
₩	9.2	₩	8.6	₩	8.2
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
The following table shows the interconnection charge we paid per minute (exclusive of VAT) to mobile operators for landline to mobile calls:

Effective Starting
January 1, 2023		January 1, 2024		January 1, 2025
₩	9.2	₩	8.6	₩	8.2

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
The following table shows such interconnection charge per minute collected for a call depending on the type of call, as determined by the MSIT:

	Effective Starting
	January 1, 2023	January 1, 2024	January 1, 2025
Local access (1)	₩ 6.3	₩ 6.2	₩ 6.0
Single toll access (2)	7.2	6.9	6.7
Double toll access (3)	10.1	9.1	9.1
_______________________
Source: The MSIT.
(1)Interconnection between local switching center and local access line.
(2)Interconnection involving access to single long-distance switching center.
(3)Interconnection involving access to two long-distance switching centers.
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
The following table summarizes the terms of our representative broadband Internet access service plans that we currently offer.

Plan	Monthly Rate		Rate with 3 Year Term		Maximum Speed	Max Speed Daily Limit (1)	Additional Features
Internet Super Premium	₩	110,000	₩	88,000	10 Gbps	1000 GB	2 WiFi routers included.
Internet Premium Plus	₩	82,500	₩	60,500	5 Gbps	500 GB	2 WiFi routers included.
Internet Premium	₩	60,500	₩	44,000	2.5 Gbps	250 GB	Discount on 1 WiFi router rental.
Internet Essence	₩	55,000	₩	38,500	1.0 Gbps	150 GB
Internet Slim	₩	39,600	₩	22,000	100 Mbps	None
_______________________
(1)Data transmission speed is reduced to 100 Mbps if data usage exceeds the specified maximum speed daily limit.
Media and Content Services
Our IPTV and satellite TV service plans vary based on the package of media channels provided, availability of UHD channels and the inclusion of other value-added services. In addition to monthly rates for subscription, we charge a one-time installation fee of ￦34,100 per set-top box and a digital set-top box rental fee ranging from ￦7,700 to ￦22,000 that varies depending on the type of set-top box required for the service plan, which is also subject to discounts and waivers based on length of subscription commitment period. We also offer various video-on-demand contents for streaming and downloading for a fee.
The following table summarizes the terms of our representative IPTV service plans that we currently offer:

Plan	Monthly Rate	Rate for 3 Year Term	Channels (UHD)		Additional Features
Genie tv
NETFLIX Choice UHD	₩42,300	₩35,480	266	(6)	• Genie tv Essence and NETFLIX premium service
NETFLIX Choice HD	₩38,800	₩31,980	266	(6)	• Genie tv Essence and NETFLIX standard service
Disney+All G	₩36,630	₩28,100	250	(6)	• Genie tv All G and Disney+ service
SuperPack Choice	₩36,300	₩29,480	266	(6)	• Genie tv Essence and free movie, drama and animation contents
VOD Choice	₩31,020	₩24,816	266	(6)	• Genie tv Essence and monthly coupon of ￦10,000 for video-on-demand
Essence Plus	₩28,160	₩22,484	266	(6)	• Genie tv Essence and monthly coupon of ￦5,000 for video-on-demand
All G	₩26,730	₩21,340	250	(6)	• Free VOD contents and movie
Essence	₩25,300	₩20,240	266	(6)
Lite	₩19,800	₩15,840	240	(3)
Basic	₩18,150	₩14,740	236	(3)
Slim	₩16,500	₩13,200	220	(3)
Genie tv skylife
Entertainment	₩31,020	₩24,816	228	(6)	• Monthly coupon of ￦10,000 for video-on-demand.
Slim	₩16,500	₩13,200	220	(6)
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
We compete primarily based on our service performance, quality and reliability, ability to accurately identify and respond to evolving consumer demand, and pricing. Mobile service providers also grant subsidies or subscription discount rates to subscribers who purchase new handsets and agree to a minimum subscription period, and we compete also based on such amounts. The repeal of the Mobile Device Distribution Improvement Act may have a material impact on the competitive landscape of the mobile telecommunications industry, as mobile service providers are given more flexibility to offer handset subsidies or discounts, which may in turn increase expenses. See “Item 3.D. Risk Factors—Risks Relating to Our Business—
The Korean telecommunications and Internet-related industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.”

We and SK Telecom have been designated as market-dominating business entities in the local telephone and mobile markets, respectively, under the Telecommunications Business Act. Under this Act, a market-dominating business entity may not engage in any act of abuse, such as unreasonably interfering with business activities of other business entities, hindering unfairly the entry of newcomers or substantially restricting competition to the detriment of the interests of consumers. In addition, changes in our local telephone rates and mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The KMCC has also issued guidelines on fair competition of the telecommunications companies. In line with these guidelines, from May to September 2024, the KMCC conducted its first compliance review of network usage agreements between telecommunications carriers and value-added service providers. As of the date hereof, we have not received any feedback or indication that any further action will be taken as a result of the review.

In the financial services market, our credit and check cards issued under the “BC Card” brand pursuant to co-brand agreements with member companies compete principally with cards issued by other leading credit card companies in Korea with their own merchant payment networks, such as Shinhan Card, Hyundai Card and Samsung Card. Our member companies that issue co-branded credit or check cards include NH Card, Industrial Bank of Korea and Standard Chartered Bank Korea. We also compete with service providers that provide outsourcing services related to business operations of credit card companies. Competition in the credit card and check card businesses has increased substantially as existing credit card companies, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions for their credit and check cards, as well as investing in operational infrastructure that may reduce the need for our outsourcing services.

The following tables show the market shares in our principal markets in terms of subscribers as of the dates indicated:
Mobile Services

	Market Share (%) (1)
	KT Corporation	SK Telecom	LG U+
December 31, 2023	28.5	48.4	23.1
December 31, 2024	28.2	48.7	23.1
December 31, 2025	28.9	47.3	23.8
_______________________
Source: The MSIT.
(1)Calculated in terms of the number of MNO mobile phone subscribers (not including MVNO mobile subscribers and subscribers of miscellaneous devices such as tablets and other IoT devices).
Fixed-line Local Telephone and VoIP Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2023 (1)	54.2	15.7	17.0	13.1
December 31, 2024 (1)	53.7	15.8	16.7	13.8
December 31, 2025 (1)	51.7	15.6	16.5	16.2
_______________________
Source: Korea Telecommunications Operators Association.
(1)Calculated in terms of an aggregation of the retail and corporate subscribers of (i) the three major network service providers and (ii) other fixed-line telecommunications service providers that co-use our fixed-line telecommunications infrastructure.
Broadband Internet Access Services

	Market Share (%)
	KT Corporation	SK Broadband	LG U+	Others
December 31, 2023	40.8	28.7	21.4	9.1
December 31, 2024	39.8	28.6	22.6	9.0
December 31, 2025	40.3	28.7	22.1	8.9
_______________________
Source: The MSIT.
IPTV Services

	Market Share (%)
	KT Corporation (1)	SK Broadband	LG U+
December 31, 2023	43.6	31.2	25.2
December 31, 2024	43.3	31.2	25.5
December 31, 2025	43.3	30.6	26.1
_______________________
Source: Investor relations report of each company.
(1)Includes market share of IPTV services offered by KT Skylife.

Regulation
Under the Framework Act on Telecommunications, the Telecommunications Business Act, the Broadcasting Act and the Radio Waves Act, the MSIT has comprehensive regulatory authority over the telecommunications industry and all network service providers.
The MSIT has primary policy and regulatory responsibility for matters such as: (i) registration of network service providers and licensing of select services (the KMCC authorizes the licensing of IPTV service providers); (ii) regulation of mergers and acquisitions, as well as license suspension and termination of network service providers; (iii) providing oversight on foreign ownership ratios in network service providers; and (iv) reviewing telecommunication matters as they relate to the public interest and approving ancillary telecommunication business activities. Additionally, the MSIT is responsible for a broad range of other policy and regulatory matters, including the administration and supervision of regulatory reporting by telecommunications companies, examination and analysis of accounting and business management practices in the industry, establishment and administration of policies governing telecommunications service fees, value-added service providers and network service providers, as well as supervision of reporting requirements of standard telecommunications service/user contracts.

The KMCC’s overall policy role is to play a key role in regulatory activities aimed at protecting service users in the broadcast and telecommunications market and it continues to be responsible for investigations and sanctions regarding violations by telecommunications companies, as well as for mediating disputes between service providers and users. The KMCC is established under the direct jurisdiction of the President of Korea and is comprised of seven commissioners, including one Chairperson, one Vice Chairperson, one standing commissioner and four non-standing commissioners. Commissioners of the KMCC are appointed by the President, and the appointment of the Chairperson must be approved at a confirmation hearing at the National Assembly.

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
The KMCC also has the authority to regulate the pay TV market, including IPTV services. Under the Internet Multimedia Broadcasting Services Act, anyone intending to engage in the Internet multimedia broadcasting business must obtain a license from the KMCC. The ownership of the shares of an Internet multimedia broadcasting company by a newspaper, a news agency or a foreigner is limited.
Rates
Under current regulations implementing the Telecommunications Business Act, a network service provider may set its rates at its discretion, although it must report to the MSIT the rates and the general terms and conditions for each type of network service provided by it. However, the MSIT may object to the rates set by a market-dominating business entity within 15 days from the date of receipt of such report if there is a high risk of (i) harming the users’ interests (including unfair discrimination against specific users based on contract length and usage volume with such service provider), (ii) harming fair competition (including the provision of telecommunication services at unfair rates compared to the wholesale price offered by other telecommunications service providers) or (iii) unreasonably limiting the liability for damages without justifiable grounds. In 1997, we and SK Telecom were designated as market-dominating business entities for local telephone service and for mobile service, respectively, which currently remains in effect. As a result, changes in our local telephone rates and in the mobile rates of SK Telecom are required to be reported to the MSIT, which has 15 days to object to such changes. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers must also be reported to the MSIT.

The repeal of the Mobile Device Distribution Improvement Act was passed on January 21, 2025, and became effective on July 22, 2025. Prior to its repeal, the Mobile Device Distribution Improvement Act permitted subscribers to choose between a designated handset subsidy for the purchase of a recently released mobile phone or a designated discount on the mobile service subscription rate. Following the repeal, the obligation for mobile carriers to disclose handset subsidies, as well as the regulation limiting additional subsidies provided by retailers to within 15% of the disclosed subsidy, have been abolished. As a result, mobile service providers are permitted to offer greater subsidies to subscribers who switch service providers, based on specific criteria designated by the KMCC, such as estimated profit margins and subscriber switching costs. The repeal of the Mobile Device Distribution Improvement Act may have a material impact on the competitive landscape of the mobile telecommunications industry, as mobile service providers are given more flexibility to offer handset subsidies or discounts, which may in turn increase expenses. In addition, the MSIT may periodically announce policy guidelines that telecommunications companies are recommended to take into consideration in their telecommunications and Internet-related businesses.

Other Activities
A network service provider, such as us, must obtain the permission of the MSIT in order to:
•modify its licenses;
•discontinue, suspend or spin off all or a part of the business for which it is licensed;
•transfer or acquire all or a part of the business of another network service provider; or
•enter into a merger with another network service provider.
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
The responsibilities of the MSIT include:
•drafting and implementing plans for developing telecommunications technology;
•fostering and providing guidance to institutions and entities that conduct research relating to telecommunications; and
•recommending to network service providers that they invest in research and development or that they contribute to telecommunications research institutes in Korea.
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
In addition, if the number of users and the network traffic of a value-added service provider exceeds a certain threshold set by the MSIT, such value-added service provider must secure adequate measures to provide stable services to its users, which may require cooperation with other network service providers. According to an amendment to the Telecommunications Business Act effective July 2023, a value-added service provider that (i) averages greater than one million domestic users per day during the last three months of the preceding year and (ii) records domestic communication traffic volume equivalent to at least one hundredth (1/100) of the total average daily domestic traffic volume transmitted over information and communications networks used by facilities-based telecommunications service providers to provide internet services during the same three-month period of the preceding year is obligated, among other things, to submit to the MSIT information regarding the status and its plans on measures to provide stable services, on an annual basis. Furthermore, the amended Enforcement Decree of the Telecommunications Business Act, which took effect on February 12, 2026, imposes additional obligations on value-added service providers that meet the above criteria, including: (i) operating both an online and a telephone automated response system, (ii) processing user requests in real-time and in Korean during business hours, and (iii) if real-time processing is not feasible, addressing user requests within three business days from the date of receipt. If there are justifiable reasons for not completing the process within this timeframe, the user must be informed of the reason and provided with a processing schedule.

Furthermore, pursuant to an amendment to the Telecommunications Business Act in December 2023, which became effective on June 30, 2024, a network service provider that exceeds certain thresholds set forth in the Enforcement Decree is obliged to make efforts to provide stable services by (i) taking certain technical and managerial measures, such as vulnerability analysis and assessment, and the management and monitoring of core equipment, (ii) submitting the implementation results of the technical and managerial measures to the MSIT and (iii) disclosing an annual report on the stability of its network services. Such thresholds are set forth in the amendment to the Enforcement Decree of the Telecommunications Business Act, which took effect on June 28, 2024. Under the Enforcement Decree, network service providers with annual network service sales of at least ￦1 trillion and either at least 100,000 subscribers or 500,000 lines must implement technical and managerial measures. They may be required to submit implementation results by

January 31 and must publish an annual service stability report on their website by June 30. Additionally, effective February 12, 2026, facilities-based network service providers that meet either (i) annual telecommunications service sales of at least ￦1 trillion, or (ii) at least 100,000 subscribers or 500,000 lines as of the end of the preceding year, must take appropriate technical and managerial measures to ensure stable services, submit the implementation results of these measures to the MSIT, and publicly disclose reports regarding their actions taken to maintain service stability.
In addition, the amended Telecommunications Business Act, which took effect on September 19, 2025, introduced and enhanced regulatory measures to prevent crimes involving illegal spam, including establishing a legal basis for a sender qualification certification system for bulk messaging service providers and requiring regular inspections (at least once every year) to verify compliance with registration requirements. Bulk messaging service providers that were registered under the previous law were required to obtain sender qualification certification and comply with the registration requirements in accordance with the amended Act within six months from its effective date, and are currently subject to the ongoing requirements thereunder.

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
In addition, the calculation of the above-referenced 49% ceiling applies to: (x) any foreign entities that have entered into a major management-related agreement with a network service provider or the shareholder(s) thereof; and (y) foreign entities that have entered into an agreement pertaining to the settlement of fees relating to the handling of international electronic telecommunications services. As of December 31, 2025, 49.0% of our common shares were owned by foreign investors. In the event that a network service provider violates the shareholding restrictions, its foreign shareholders cannot exercise voting rights for their shares in excess of such limitation, and the MSIT may require corrective measures be taken to comply with the ownership restrictions.

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

Customers and Customer Billing
We typically charge residential subscribers and business subscribers similar rates for services provided. On a case-by-case basis, we also provide discount rates for some of our high-volume business subscribers. We bill all of our customers on a monthly basis. Our customers may make payment at either payment points such as local post offices, banks or our service offices, through a direct-debit service that automatically deducts the monthly payment from a subscriber’s designated bank account, or through a direct-charge service that automatically charges the monthly payment to a subscriber’s designated credit card account. Approximately 90.0% of our subscribers as of December 31, 2025 pay through the direct-debit service. Accounts of subscribers who fail to pay our invoice are transferred to a collection agency, which sends out a notice of payment. If such charges are not paid after notice, we cease to provide outgoing service to such subscribers after a period of time determined by the type of subscribed service. If charges are still not paid two to three months after outgoing service is cut off, we cease all services to such subscribers. After service is ceased, the overdue charges that are not collected by the collection agency are written off.

Credit Card Business
Through BC Card in which we held a 69.5% interest as of December 31, 2025, we offer various credit card processing and related financial services. BC Card is regulated and supervised as a Specialized Credit Financial Business (“SCFB”), as defined under the Specialized Credit Financial Businesses Act of Korea (“SCFBA”). The SCFBA subjects SCFB companies to licensing (for credit card businesses) and registration (for leasing, installment finance or new technology finance businesses) requirements and provides guidance and restrictions regarding capital adequacy, liquidity ratios, loans to major shareholders, reporting and other matters relating to the supervision of SCFB companies. The SCFBA delegates regulatory authority over SCFB companies to the FSC and FSS. The FSC has the authority to suspend the operations of an SCFB company for up to six months for non-compliance with certain regulations under the SCFBA and issue certain administrative orders. The FSC is also entitled to cancel a license or registration if an SCFB company fails to comply with certain SCFBA regulations or FSC administrative orders, including a suspension order.

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
Under the SCFBA and the regulations thereunder, an SCFB company is required to maintain a Won liquidity ratio (Won-denominated current assets divided by Won-denominated current liabilities) of 100% or more. In addition, if an SCFB company is registered as a foreign exchange business institution with the MOFE, such SCFB company is required to maintain (1) a foreign-currency liquidity ratio (foreign currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign-currency assets, of not less than 0%, and (3) a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets, of not less than negative 10%.
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
Information Technology and Operational Systems
Enhancement of our information technology and operational systems and efficient utilization of such systems are important in effectively promoting our core strategies. We are committed to continually investing in and enhancing our information technology systems, which provide support to many aspects of our businesses. In June 2017, we implemented KT One System (“KOS”), a wired/wireless system integration program that unified wired/wireless workflows, structures and systems that had been separated previously. We have continued to enhance and expand KOS since its initial implementation. In March 2025, we completed the integration of our remaining fixed-line products that had been operated on a separate system into KOS, resulting in a fully integrated wired/wireless system. KOS has contributed to enhancing various aspects of our business processes and control systems.

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
Item 4.D.  Property, Plant and Equipment
Our principal fixed asset consists of our integrated telecommunications networks. In addition, we own buildings and real estate throughout Korea. As of December 31, 2025, the net book value of our property and equipment was ~~W~~14,258 billion, of which ~~W~~4,020 billion is accounted for by the net book value of our land, buildings and structures. As of December 31, 2025, the net book value of our investment properties, which is accounted for separately from our property and equipment, was ~~W~~2,872 billion. Other than as may be described in this annual report, no significant amount of our properties is leased. There are no material encumbrances on our properties including the fixed assets below.

Mobile Networks
Our mobile network architecture includes the following components:
•cell sites, which are physical locations equipped with radio units of base transceiver stations and other equipment used to communicate through radio channels with subscribers’ mobile telephone handsets within the range of a cell;
•centralized centers, which are physical locations with baseband units of base transceiver stations;
•core networks, which connect to and control the base transceiver stations and provide the gateway to other networks and services; and
•transmission lines, which connect the mobile switching centers, base station controllers, base transceiver stations and the public switched telephone network.
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
Exchanges
Exchanges include local exchanges and “toll” exchanges that connect local exchanges to long-distance transmission facilities. We had approximately 18.8 million lines connected to local exchanges and 2.2 million lines connected to toll exchanges as of December 31, 2025.

All of our exchanges are fully digital and automatic in order to provide higher speed and larger volume services. In addition, all of our lines connected to toll exchanges are compatible with IP platforms.
Internet Backbone
Our Internet backbone network, called KORNET, has the capacity to handle aggregate traffic of our broadband Internet access subscribers, data centers and Internet exchange system at any given moment of up to 59.8 Tbps as of December 31, 2025. Our IP premium network enables us to more reliably support our IPTV, VoIP and other IP-related services. As of December 31, 2025, our IP premium network had capacity of 6.5 Tbps to support LTE data, IPTV, voice and virtual private network (“VPN”) service traffic. In addition, our 5G backbone network had capacity of 5.6 Tbps to support 5G data service traffic.

Access Lines

As of December 31, 2025, we had 26.6 million access lines installed, which allow us to reach virtually all homes and businesses in Korea. As of December 31, 2025, we had approximately 26.0 million broadband lines with speed of at least 50 Mbps that enable us to deliver broadband Internet access and multimedia contents to our customers.
Transmission Networks
Our domestic fiber optic cable network consisted of 968,465 kilometers of fiber optic cables as of December 31, 2025, of which 137,188 kilometers of fiber optic cables are used to connect our backbone network and 831,277 kilometers are used to connect the backbone network to our subscribers. As of December 31, 2025, our backbone network utilizes 64 Tbp Long-haul Reconfigurable Optical Add Drop Multiplexer (“ROADM”) technology for connecting cities. ROADM technology improves bandwidth efficiency by enabling data to be transmitted from multiple signals across one fiber strand in a cable and carrying each signal on a separate wavelength. Our transmission backbone network connecting major cities in Korea utilize Packet

Optical Transport Network (“POTN”), and we access such network through multi-service provisioning platform (“MSPP”) architecture.
Our extensive domestic long-distance network is supplemented by our fully digital domestic microwave network, which consisted of 52 relay sites as of December 31, 2025.
International Networks
Our international network infrastructure consists of both submarine cables and satellite transmission systems, including two submarine cable-landing stations in Busan and Keoje and one satellite teleport in Kumsan. International traffic is handled by submarine cables and telecommunications satellites. Because of the high cost of laying a submarine cable, the usual practice is for multiple carriers to jointly commission a new cable and share the costs and the capacity. We own interests in several international fiber optic submarine cable networks. We also operate satellites periodically launched by us, as well as lease satellite capacity from other satellite operators. Data services such as international private lease circuits, IP and very small aperture terminals are provided through submarine cables and satellite transmission. In order to guarantee high quality services to our end customers, our submarine cables and satellite transmission systems are linked to various points-of-presence in the United States, Asia and Europe. In addition, as of December 31, 2025, our international telecommunications networks were directly linked to 195 telecommunications service providers in various international destinations and are routed through our three international switching centers in Seoul, Daejeon and Busan.
As of December 31, 2025, our international Internet backbone with capacity of approximately 10,970 Gbps is connected to approximately 320 Internet service and content providers through our two Internet gateways in Busan. In addition, we operate a broadcasting backbone with capacity of 0.17 Gbps to transmit broadcasting signals from Korea to the rest of the world.
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
Our five operating segments for financial reporting purposes are organized as the following:

•the ICT segment, which primarily consists of KT Corporation on a standalone basis that is primarily engaged in providing various telecommunications and platform services to individual, household and corporate customers as well as selling handsets;

•the finance segment, which engages in providing various financial services such as credit card services and value-added network and payment gateway services;
•the satellite TV segment, which engages in satellite TV services;
•the real estate segment, which engages in real property development and leasing services; and
•the others segment, which includes (i) information technology and network services, (ii) contents and commerce services, (iii) security services, (iv) satellite service, (v) global business services that provide global network services to multinational or domestic corporate customers and telecommunications companies and (vi) miscellaneous services provided by our subsidiaries.
Our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information—Item 3.D. Risk Factors—If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.” A number of other developments have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These developments include:
•acquisition of new bandwidth licenses and usage fees;
•researching and implementing technology upgrades and additional telecommunications services;
•changes in the rate structure for our telecommunications services; and
•acquisitions and disposals of interests in subsidiaries and joint ventures.
As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.
Acquisition of New Bandwidth Licenses and Usage Fees
One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth allocated to a service provider. The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia contents are likely to put additional strain on the bandwidth capacity of mobile service providers. We have acquired a number of licenses in recent years to secure additional bandwidth capacity to provide our broad range of services, for which we typically make an initial payment as well as pay usage fees during the license period. The MSIT reserves the right to reallocate bandwidths in order to address the changing needs for bandwidth capacity of mobile service providers, the consideration for which may depend on the extent of the buildout of the service provider’s telecommunications network to utilize the relevant bandwidth. For example, certain bandwidths used for our existing 3G and 4G LTE services, including the 900 MHz, 1.8 GHz and 2.1 GHz bands, are scheduled to be reallocated in 2026, which will require additional payments and compliance with revised deployment, coverage and bandwidth utilization requirements.

For all of our bandwidth licenses, we made aggregate payments of ~~W~~327 billion in 2023, ~~W~~299 billion in 2024 and ~~W~~290 billion in 2025. The following table sets forth our outstanding payment obligations relating to our bandwidth licenses as of December 31, 2025.

Spectrum	Bandwidth	License Acquisition Date	Total Payable Amount (in billions of Won)		Total remaining amount (in billions of Won)		Initial Payment Amount (in billions of Won)		Initial Payment Year	Annual Usage Fee (in billions of Won)		Annual Usage Fee Payment Term
900 MHz	20 MHz	July 1, 2021	₩	141	₩	21	₩	35	2021	₩	21	2022 to 2026
1.8 GHz	35 MHz	July 1, 2021	₩	548	₩	82	₩	137	2021	₩	82	2022 to 2026
1.8 GHz	20 MHz	Aug. 4, 2016	₩	470	₩	35	₩	118	2016	₩	35	2017 to 2026
2.1 GHz	40 MHz	Dec. 6, 2021	₩	412	₩	62	₩	103	2021	₩	62	2022 to 2026
3.5 GHz	100 MHz	Dec. 1, 2018	₩	968	₩	218	₩	242	2018	₩	73	2019 to 2028
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
We also make investments to continually upgrade our broadband network to enable better FTTH connection, which further enhances data transmission speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced services that require high bandwidth with stability, such as IPTV and other digital media content. The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ￦225 billion in 2023, ￦212 billion in 2024 and ￦355 billion in 2025. We plan to continue to invest in researching and implementing network upgrades, which will entail additional operating expenses as well as capital expenditures.

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
K-IFRS differs in certain respects from IFRS as issued by the IASB in the presentation of operating profit. Additionally, under K‑IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of real estate is recognized when an individual unit of residential real estate is delivered to the buyer. Primarily due to such differences, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this annual report differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS.

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of profit or loss prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2023, 2024 and 2025 to our operating profit and net income or loss in our consolidated statements of profit or loss prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2023				2024		2025
	(In billions of Won)
Operating profit under IFRS as issued by the IASB	₩	1,428			₩	640	₩	2,529
Differences under K-IFRS requiring other income and other expenses to be distinguished from operating revenue	200				156		(76)
Revenue recognition of development, sale of real estate, etc.	22				13		17
Operating profit under K-IFRS	₩	1,650	₩	—	₩	809	₩	2,470

	For the Year Ended December 31,
	2023		2024		2025
	(In billions of Won)
Net income under IFRS as issued by the IASB	₩	972	₩	407	₩	1,825
Revenue recognition of development, sale of real estate, etc.	22		13		₩	17
Income tax	(5)		(3)		₩	(5)
Profit for the year under K-IFRS	₩	989	₩	417	₩	1,837
Changes in Accounting Policies
For a summary of new standards, amendments and interpretations issued under IFRS as issued by the IASB, see Note 2.2 of the notes to the Consolidated Financial Statements.

Operating Revenue and Operating Expenses
Operating Revenue
Our operating revenue primarily consists of:

•fees related to our mobile services, including monthly fees, usage charges for outgoing calls, usage charges for wireless data transmission, contents download fees, mobile-to-mobile interconnection revenue and value-added monthly service fees;
•fees from our fixed-line services, including:
➢broadband Internet access service revenue, primarily consisting of installation fees and basic monthly charges;
➢fees from our fixed-line and VoIP telephone services, which include:
➢monthly basic charges, which are one-time or monthly fixed charges primarily consisting of (i) non-refundable activation fees; and (ii) monthly fixed charges from local telephone services (or monthly fixed charges for discount plans);
➢monthly usage charges, which are usage fees based on the amount of services used, primarily consisting of (i) monthly usage charges for local telephone and domestic long distance services; (ii) international long-distance service revenue, (primarily (a) amounts we bill to our customers for outgoing calls made to foreign countries, (b) amounts we bill to foreign telecommunications carriers for connection to the domestic telephone network in respect of incoming calls at the applicable settlement rate, and (c) other revenue, including revenue from international leased lines); (iii) land-to-mobile and land-to-land interconnection revenue; and (iv) interconnection fees we charge to fixed-line and mobile service providers and voice resellers for their use of our local, domestic long-distance and international networks in providing their services; and
➢other revenue from (i) value-added services, local telephone directory assistance, call waiting and caller identification services; and (ii) local, domestic long-distance and international calls placed from public telephones; and
➢data communication services, primarily consisting of installation fees and basic monthly charges for our fixed-line and satellite leased line services and Kornet Internet connection service;
•revenue from media and content services, primarily consisting of installation fees and basic monthly charges of IPTV and satellite TV services, as well as revenue from digital music services, e-commerce services, online advertising consulting services and web comics and novels services;
•financial service revenue, primarily consisting of fees from credit card services provided by BC Card, our consolidated subsidiary in which we held a 69.5% interest as of December 31, 2025;
•revenue from our miscellaneous business activities categorized as “others,” including information technology and network services and rental of real estate; and
•revenue from sale of goods, primarily handsets related to our mobile services and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.

Operating Expenses
Our operating expenses primarily include:
•employee benefit costs, including salaries and wages, post-employment benefits, termination benefits (including severance benefits for voluntary and special early retirements) and share-based payments;
•purchase of inventories, primarily consisting of (i) inventories purchased for our sale of mobile handsets and (ii) development costs of KT Estate for real estate units to be sold, and changes of inventories, which reflects increases or decreases of inventories of handsets, phones and for-sale real estate units during the applicable period;
•card service costs, primarily consisting of costs in connection with credit and cash card services provided by BC Card, including fees paid to member credit card companies in our network for marketing expenses;
•depreciation expenses incurred primarily in connection with our telecommunications network facilities;
•sales commissions, primarily consisting of sales commissions to third-party dealers related to procurement of mobile subscribers and mobile handset sales;
•service cost, primarily consisting of payments to IPTV and satellite TV content providers;
•commissions, primarily consisting of commission-based payments for certain third-party outsourcing services, including commissions to the outsourced call center staff;
•amortization expenses incurred primarily in connection with our intangible assets; and
•interconnection charges, which are interconnection payments to telecommunication service providers for calls from landline users and our mobile subscribers to our competitors’ subscribers.

Operating Results—2025 Compared to 2024
The following table presents selected income statement data and changes therein for 2024 and 2025:

	For the Year Ended December 31,		Changes
			2024 vs. 2025
	2024	2025	Amount	%
	(In billions of Won)
Operating revenue	₩ 26,724	₩ 28,548	₩ 1,823	6.8%
Operating expenses	26,084	26,019	(65)	(0.2)
Operating profit	640	2,529	1,889	295.1
Finance income	918	627	(291)	(31.7)
Finance costs	995	772	(223)	(22.4)
Share of net profits of associates and joint ventures	9	18	9	108.7
Profit before income tax	572	2,401	1,830	320.2
Income tax expense	165	577	412	249.9
Profit for the year	₩ 407	₩ 1,825	1,418	348.7

Operating Revenue
The following table presents a breakdown of our operating revenue and changes therein for 2024 and 2025:

	For the Year Ended December 31,		Changes
			2024 vs. 2025
Products and services	2024	2025	Amount	%
	(In billions of Won)
Mobile services	₩ 7,318	₩ 7,586	₩ 268	3.7%
Fixed-line services:
Fixed-line and VoIP telephone services	1,188	1,116	(72)	(6.1)
Broadband Internet access services	2,634	2,684	50	1.9
Data communication services	1,335	1,392	57	4.2
Subtotal	5,158	5,192	34	0.7
Media and content services	3,107	3,085	(22)	(0.7)
Financial services	3,743	3,474	(269)	(7.2)
Others	4,025	4,346	321	8.0
Sale of goods (1)	3,374	4,865	1,491	44.2
Total operating revenue	₩ 26,724	₩ 28,548	1,823	6.8
_______________________
(1)Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.
Total operating revenue increased by 6.8%, or ￦1,823 billion, from ￦26,724 billion in 2024 to ￦28,548 billion in 2025 primarily due to increases in revenue from our sale of goods, information technology and network services categorized as “others” (particularly from the operation of Internet data centers and systems integration services), mobile services, data communication services and broadband Internet access services, which impact was partially offset by decreases in revenue from financial services, fixed-line and VoIP telephone services and media and content services.

Mobile Services
Our mobile services revenue increased by 3.7%, or ~~W~~268 billion, from ~~W~~7,318 billion in 2024 to ~~W~~7,586 billion in 2025 primarily due to an increase in our overall mobile subscribers, which was partially due to the transfer of subscribers of another mobile service provider following its cybersecurity incident in the first half of 2025, as well as increases in our average revenue per subscriber.
We recorded an 11.1% increase in our mobile subscribers from 26.1 million subscribers as of December 31, 2024 to 29.0 million subscribers as of December 31, 2025 due to (i) a 25.0% increase in our subscribers of mobile services for miscellaneous devices such as tablets and other IoT devices from 5.6 million as of December 31, 2024 to 7.0 million as of December 31, 2025, (ii) a 16.5% increase in our subscribers of MVNO mobile subscribers from 7.2 million as of December 31, 2024 to 8.4 million as of December 31, 2025 and (iii) a 2.0% increase in our MNO mobile phone subscribers from 13.4 million as of December 31, 2024 to 13.6 million as of December 31, 2025.
While our mobile services revenue in 2025 benefited from an increase in our overall mobile subscribers, which was partially due to the transfer of subscribers of another mobile service provider following its cybersecurity incident in the first half of 2025, the adverse effects from our own cybersecurity incident in September 2025 were only partially reflected in our 2025 results. In particular, our mobile service market share and a significant portion of the subscriber attrition is expected to affect our results of operations in 2026. For information on our cybersecurity incident, see “Item 3. Key Information—Item 3.D. Risk Factors—Cybersecurity breaches may expose us to significant legal and financial exposure, damage to our reputation and a loss of confidence of our customers.”
Our average revenue per user increased by 1.9%, or ~~W~~656, from ~~W~~34,524 in 2024 to ~~W~~35,180 in 2025 mainly due to an increase in our users subscribing to 5G services and roaming services.

Fixed-line Services
Our fixed-line services revenue increased by 0.7%, or ~~W~~34 billion, from ~~W~~5,158 billion in 2024 to ~~W~~5,192 billion in 2025, reflecting increases in revenue from data communication services and broadband Internet access services, the impact of which was partially offset by a decrease in revenue from fixed-line and VoIP telephone services.
Fixed-line and VoIP Telephone Services
Our fixed-line and VoIP telephone services revenue decreased by 6.1%, or ~~W~~72 billion, from ~~W~~1,188 billion in 2024 to ~~W~~1,116 billion in 2025 primarily due to a decrease in the number of PSTN and VoIP lines in service from 11.5 million as of December 31, 2024 to 10.9 million as of December 31, 2025.
Broadband Internet Access Services
Our broadband Internet access services revenue increased by 1.9%, or ~~W~~50 billion, from ~~W~~2,634 billion in 2024 to ~~W~~2,684 billion in 2025 primarily due to an increase in the number of subscribers to our premium services. The number of our KT GiGA Internet service subscribers increased from approximately 6.9 million as of December 31, 2024 to approximately 7.1 million as of December 31, 2025.
Data Communication Services
Our data communication services revenue increased by 4.2%, or ~~W~~57 billion, from ~~W~~1,335 billion in 2024 to ~~W~~1,392 billion in 2025 primarily due to (i) increased revenue from major content service providers that experienced increases in traffic volume and data usage and (ii) increased subscriptions to Flexline, our premium enterprise network service.

Media and Content Services
Our media and content services revenue decreased by 0.7%, or ~~W~~22 billion, from ~~W~~3,107 billion in 2024 to ~~W~~3,085 billion in 2025 primarily due to the divestiture of PlayD, a subsidiary that provided online advertising services. Such decrease was partially offset by an increase in the number of IPTV subscribers opting for higher priced premium plans. The number of IPTV subscribers increased from approximately 9.4 million as of December 31, 2024 to approximately 9.5 million as of December 31, 2025.
Financial Services
Financial services revenue decreased by 7.2%, or ~~W~~269 billion, from ~~W~~3,743 billion in 2024 to ~~W~~3,474 billion in 2025 primarily due to a decrease in fees from credit card services of BC Card reflecting a reduction in the transaction volume of credit cards utilizing BC Card services.

Others
Other operating revenue increased by 8.0%, or ~~W~~321 billion, from ~~W~~4,025 billion in 2024 to ~~W~~4,346 billion in 2025 primarily due to an increase in revenue from our information technology services, particularly from the operation of Internet data centers, as well an increase in revenue from KT Estate driven by increases in revenue from hotel operations and rental housing.
Sale of Goods
Revenue from sale of goods increased by 44.2%, or ~~W~~1,491 billion, from ~~W~~3,374 billion in 2024 to ~~W~~4,865 billion in 2025 primarily due to apartment sales from a real estate development project in Gwangjin-gu, Seoul, which accounted for approximately ~~W~~1 trillion of such revenue.

Operating Expenses
The following table presents a breakdown of our operating expenses and changes therein for 2024 and 2025:

	For the Year Ended December 31,		Changes
			2024 vs. 2025

	2024	2025	Amount	%
	(In billions of Won)
Employee benefit costs	₩ 5,628	₩ 4,593	₩ (1,035)	(18.4)%
Depreciation	2,828	2,850	22	0.8
Depreciation of right-of-use assets	411	431	20	4.9
Amortization of intangible assets	639	600	(40)	(6.2)
Commissions	1,403	1,588	184	13.1
Interconnection charges	411	397	(14)	(3.3)
International interconnection fee	139	129	(9)	(6.8)
Purchase of inventories	3,527	3,668	141	4.0
Changes of inventories	(28)	550	578	N.A.	(1)
Sales commissions	2,258	2,600	341	15.1
Service costs	2,142	2,446	304	14.2
Utilities	556	571	15	2.7
Taxes and dues	265	268	3	1.0
Rent	148	154	6	4.0
Insurance premium	68	68	(0)	(0.1)
Installation fees	165	173	8	4.8
Advertising expenses	169	169	(0)	(0.2)
Allowance for bad debts	151	121	(30)	(20.1)
Card service costs	3,009	2,794	(215)	(7.2)
Loss on disposal of property and equipment	90	52	(39)	(42.8)
Loss on disposal of intangible assets	10	9	(1)	(7.8)
Loss on disposal of right-of-use assets	3	3	0	9.2
Loss on disposal of investments in associates	0	2	2	N.A.	(1)
Loss on disposal of investments in subsidiaries	8	7	(1)	(17.9)
Impairment loss on property and equipment	7	15	8	113.2
Impairment loss on intangible assets	239	43	(196)	(82.0)
Donations	9	14	5	52.4
Other allowance for bad debts	26	20	(7)	(25.3)
Others	1,802	1,686	(116)	(6.4)
Total operating expenses	₩ 26,084	₩ 26,019	(65)	(0.2)
_______________________
(1) N.A. means not available.
Total operating expenses decreased by 0.2%, or ￦65 billion, from ￦26,084 billion in 2024 to ￦26,019 billion in 2025 primarily due to decreases in employee benefit costs, card service costs and impairment loss on intangible assets, which impact was partially offset by fluctuations in changes of inventories and increases in sales commissions and service costs. Specifically:
•Employee benefit costs, which include salaries and wages, post-employment benefits and termination benefits, decreased by 18.4%, or ~~W~~1,035 billion, from ~~W~~5,628 billion in 2024 to ~~W~~4,593 billion in 2025 primarily due to (i) ~~W~~956 billion of benefits paid under our special voluntary retirement program implemented in the fourth quarter of 2024, which was not repeated in 2025 and (ii) a decrease in the number of our employees following such retirement program.

•Card service costs decreased by 7.2%, or ~~W~~215 billion, from ~~W~~3,009 billion in 2024 to ~~W~~2,794 billion in 2025 primarily due to a decrease in the card service costs of BC Card reflecting a reduction in the transaction volume of credit cards utilizing BC Card services.
•Impairment loss on intangible assets decreased by 82.0%, or ~~W~~196 billion, from ~~W~~239 billion in 2024 to ~~W~~43 billion in 2025 primarily due to impairment losses on goodwill recognized in 2024 relating to HCN Co., Ltd. and Epsilon Global Communications Pte. Ltd., which did not recur in 2025.
These factors were partially offset by the following:
•We recorded changes of inventories of ~~W~~(28) billion in 2024 compared to changes of inventories of ~~W~~550 billion in 2025 primarily due to a decrease in inventories related to mobile handsets, which reflected, in part, higher levels of handsets sold in connection with the increase in our overall mobile subscribers as discussed above.
•Sales commissions increased by 15.1%, or ~~W~~341 billion, from ~~W~~2,258 billion in 2024 to ~~W~~2,600 billion in 2025 primarily due to (i) an increase in subscribers, which was partially attributable to subscriber migration from another mobile service provider following its cybersecurity incident in the first half of 2025 and (ii) customer compensation expenses incurred in connection with our cybersecurity incident in September 2025, including costs associated with voluntary measures, such as SIM card replacements and customer compensation packages.

•Service costs increased by 14.2%, or ￦304 billion, from ￦2,142 billion in 2024 to ￦2,446 billion in 2025 primarily due to service costs incurred by kt cloud related to internet data center and cloud operations.
Operating Profit
Due to the factors described above, our operating profit increased by 295.1%, or ~~W~~1,889 billion, from ~~W~~640 billion in 2024 to ~~W~~2,529 billion in 2025. Our operating margin, which is operating profit as a percentage of operating revenue, increased from 2.4% in 2024 to 8.9% in 2025.
Finance Income (Costs)
The following table presents a breakdown of our finance income and costs and changes therein for 2024 and 2025:

	For the Year Ended December 31,		Changes
			2024 vs. 2025
	2024	2025	Amount	%
	(In billions of Won)
Interest income	₩ 304	₩ 259	₩ (44)	(14.6)%
Gain on foreign currency transactions	27	90	63	231.2
Gain on foreign currency translation	44	86	42	97.0
Gain on derivative transactions	49	12	(37)	(75.3)
Gain on valuation of derivatives	399	65	(335)	(83.8)
Gain on disposal of trade receivables	—	—	—	N.A.(1)
Gain on valuation of financial instruments	13	42	29	217.2
Others	82	73	(9)	(11.5)
Total finance income	₩ 918	₩ 627	(291)	(31.7)
Interest expenses	₩ 375	₩ 366	(9)	(2.3)
Loss on foreign currency transactions	49	19	(30)	(61.7)
Loss on foreign currency translation	427	74	(353)	(82.8)
Loss on derivative transactions	11	80	69	650.0
Loss on valuation of derivatives	4	63	59	1,553.3
Loss on disposal of trade receivables	8	13	5	64.4
Loss on valuation of financial instruments	112	153	41	36.6
Others	9	4	(5)	(52.9)
Total finance costs	₩ 995	₩ 772	(223)	(22.4)
_______________________
(1) N.A. means not available.
We recognized net gain on foreign currency translation of ~~W~~12 billion in 2025 compared to net loss on foreign currency translation of ~~W~~383 billion in 2024, as the Won depreciated against the U.S. dollar at year-end 2024 but appreciated at year-end 2025. In terms of the Market Average Exchange Rate, the Won depreciated against the U.S. dollar from ~~W~~1,289.4 to US$1.00 as of December 31, 2023 to ~~W~~1,470.0 to US$1.00 as of December 31, 2024, but appreciated to ~~W~~1,434.9 to US$1.00 as of December 31, 2025. In addition, we recognized net gain on foreign currency transactions of ~~W~~71 billion in 2025 compared to net loss on foreign currency transactions of ~~W~~22 billion in 2024, as the average value of the Won against the U.S. dollar depreciated in 2024 and further depreciated in 2025. The Market Average Exchange Rate, which was ~~W~~1,305.4 to US$1.00 as of December 31, 2023, depreciated during 2024 to an average of ~~W~~1,364.0 to US$1.00 in 2024 and further depreciated during 2025 to an average of ~~W~~1,422.2 to US$1.00 in 2025. Against such fluctuations, our net gain on valuation of derivatives decreased by 99.5%, or ~~W~~393 billion, from ~~W~~395 billion in 2024 to ~~W~~2 billion in 2025, and we recognized net loss on derivative transactions of ~~W~~68 billion in 2025 compared to net gain of ~~W~~38 billion in 2024.
Our net loss on valuation of financial instruments increased by 12.6%, or ~~W~~13 billion, from ~~W~~99 billion in 2024 to ~~W~~111 billion in 2025 primarily due to an increase in the valuation loss of our investments in TeamFresh Co., Ltd.

Our interest income decreased by 14.6%, or ~~W~~44 billion, from ~~W~~304 billion in 2024 to ~~W~~259 billion in 2025 primarily due to generally lower levels of interest-earning assets and interest rates in 2025 compared to 2024.

Our interest expenses decreased by 2.3%, or ~~W~~9 billion, from ~~W~~375 billion in 2024 to ~~W~~366 billion in 2025 primarily due to generally lower levels of interest rates in 2025 compared to 2024.

Share of Net Profits of Associates and Joint Ventures
Our share of net profits of associates and joint ventures increased by 108.7%, or ~~W~~9 billion, from ~~W~~9 billion in 2024 to ~~W~~18 billion in 2025. In 2024, our share of net profit of associates and joint ventures consisted primarily of our share of profit from (i) Kbank of ~~W~~44 billion and (ii) KIF Investment Fund of ~~W~~12 billion, the impact of which was significantly offset by our share of loss from other associates and joint ventures of ~~W~~36 billion, partly attributable to KT Investment Co., Ltd. In 2025, our share of net profit of associates and joint ventures consisted primarily of our share of profit from (i) Kbank of ~~W~~32 billion and (ii) KIF Investment Fund of ~~W~~7 billion, the impact of which was significantly offset by our share of loss from other associates and joint ventures of ~~W~~23 billion, partly attributable to KT Investment Co., Ltd.
Income Tax Expense
Income tax expense increased by 249.9%, or ~~W~~412 billion, from ~~W~~165 billion in 2024 to ~~W~~577 billion in 2025, as our profit before income tax increased by 320.2%, or ~~W~~1,829 billion, from ~~W~~572 billion in 2024 to ~~W~~2,401 billion in 2025. Our effective tax rate was 28.8% in 2024 and 24.0% in 2025. See Note 30 of the notes to the Consolidated Financial Statements.
Profit for the Year
Due to the factors described above, our profit for the year increased by 348.7%, or ~~W~~1,418 billion, from ￦407 billion in 2024 to ~~W~~1,825 billion in 2025. Our net profit margin, which is net profit for the year as a percentage of operating revenue, increased from 1.5% in 2024 to 6.4% in 2025.
Segment Results—ICT
The following table presents selected income statement data of the ICT segment and changes therein for 2024 and 2025:

	For the Year Ended December 31,		Changes
			2024 vs. 2025
	2024	2025	Amount	%
	(In billions of Won)
Operating revenue	₩ 18,929	₩ 19,592	₩ 663	3.5%
Operating expenses	18,496	18,135	(361)	(2.0)
Operating income	433	1,457	1,024	236.7
Depreciation and amortization (1)	3,231	3,241	11	0.3
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
The operating revenue for our ICT segment, prior to adjusting for inter-segment transactions, increased by 3.5%, or ~~W~~663 billion, from ~~W~~18,929 billion in 2024 to ~~W~~19,592 billion in 2025, primarily due to increases in revenue from our mobile services, broadband Internet access services and data communication services, which impact was offset by decreases in revenue from our fixed-line and VoIP telephone services, as described above. The increase in revenue from our mobile services was primarily due to an increase in our overall mobile subscribers, which was partially due to the transfer of subscribers of another mobile service provider following its cybersecurity incident in the first half of 2025 as discussed above.

The operating income for our ICT segment, prior to adjusting for inter-segment transactions, increased by 236.7%, or ~~W~~1,024 billion, from ~~W~~433 billion in 2024 to ~~W~~1,457 billion in 2025, as the ~~W~~663 billion increase in the segment’s operating revenue was enhanced by the ~~W~~361 billion decrease in operating expenses. For this segment, operating margin, which is operating profit as a percentage of total operating revenue prior to adjusting for inter-segment transactions, increased from 2.3% in 2024 to 7.4% in 2025.
Depreciation and amortization for our ICT segment, prior to adjusting for inter-segment transactions, increased by 0.3%, or ~~W~~11 billion, from ~~W~~3,231 billion in 2024 to ~~W~~3,241 billion in 2025.

Segment Results—Finance
The following table presents selected income statement data of the finance segment and changes therein for 2024 and 2025:

	For the Year Ended December 31,		Changes
			2024 vs. 2025
	2024	2025	Amount	%
	(In billions of Won)
Operating revenue	₩ 3,559	₩ 3,361	₩ (198)	(5.6)%
Operating expenses	3,415	3,209	(207)	(6.1)
Operating income	143	152	9	6.2
Depreciation and amortization (1)	34	29	(5)	(14.1)
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
The operating revenue for our finance segment, prior to adjusting for inter-segment transactions, decreased by 5.6%, or ~~W~~198 billion, from ~~W~~3,559 billion in 2024 to ~~W~~3,361 billion in 2025 primarily due to a decrease in revenue of BC Card’s value added network business.
The operating income for our finance segment, prior to adjusting for inter-segment transactions, increased by 6.2%, or ~~W~~9 billion, from ~~W~~143 billion in 2024 to ~~W~~152 billion in 2025, as the ~~W~~207 billion decrease in the segment’s operating expenses outpaced the ~~W~~198 billion decrease in operating revenue. For this segment, operating margin increased from 4.0% in 2024 to 4.5% in 2025.
Depreciation and amortization for our finance segment, prior to adjusting for inter-segment transactions, decreased by 14.1%, or ~~W~~5 billion, from ~~W~~34 billion in 2024 to ~~W~~29 billion in 2025.
Segment Results—Satellite TV
The following table presents selected income statement data of the satellite TV segment and changes therein for 2024 and 2025:

	For the Year Ended December 31,		Changes
			2024 vs. 2025
	2024	2025	Amount	%
	(In billions of Won)
Operating revenue	₩ 710	₩ 688	₩ (22)	(3.0)%
Operating expenses	817	663	(154)	(18.9)
Operating income (loss)	(107)	26	133	N.A.(2)
Depreciation and amortization (1)	48	44	(4)	(7.5)
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
(2)N.A. means not available.

Our operating revenue for the satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 3.0%, or ~~W~~22 billion, from ~~W~~710 billion in 2024 to ~~W~~688 billion in 2025 due to a decrease in consolidated operating revenue of KT Skylife.
The satellite TV segment recognized operating loss, prior to adjusting for inter-segment transactions, of ~~W~~107 billion in 2024 compared to operating income, prior to adjusting for inter-segment transactions, of ~~W~~26 billion in 2025, as the ~~W~~154 billion decrease in the segment’s operating expenses outpaced the ~~W~~22 billion decrease in operating revenue. For this segment, operating loss margin was 15.1% in 2024 and operating margin was 3.7% in 2025.

Depreciation and amortization for our satellite TV segment, prior to adjusting for inter-segment transactions, decreased by 7.5%, or ~~W~~4 billion, from ~~W~~48 billion in 2024 to ~~W~~44 billion in 2025.
Segment Results—Real Estate
The following table presents selected income statement data of the real estate segment and changes therein for 2024 and 2025:

	For the Year Ended December 31,		Changes
			2024 vs. 2025
	2024	2025	Amount	%
	(In billions of Won)
Operating revenue	₩ 547	₩ 693	₩ 146	26.8%
Operating expenses	462	594	132	28.6
Operating income	85	100	14	16.8
Depreciation and amortization (1)	69	71	2	2.5
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
The operating revenue for our real estate segment, prior to adjusting for inter-segment transactions, increased by 26.8%, or ~~W~~146 billion, from ~~W~~547 billion in 2024 to ~~W~~693 billion in 2025 primarily due to increases in revenues from apartment presales and hotel operations.
The operating income for our real estate segment, prior to adjusting for inter-segment transactions, increased by 16.8%, or ~~W~~14 billion, from ~~W~~85 billion in 2024 to ~~W~~100 billion in 2025, as the ~~W~~146 billion increase in the segment’s operating revenue outpaced the ~~W~~132 billion increase in operating expenses. Operating margin for this segment decreased from 15.6% in 2024 to 14.4% in 2025.
Depreciation and amortization for our real estate segment, prior to adjusting for inter-segment transactions, increased by 2.5%, or ~~W~~2 billion, from ~~W~~69 billion in 2024 to ~~W~~71 billion in 2025.
Segment Results—Others
The following table presents selected income statement data of the others segment and changes therein for 2024 and 2025:

	For the Year Ended December 31,		Changes
			2024 vs. 2025
	2024	2025	Amount	%
	(In billions of Won)
Operating revenue	₩ 8,223	₩ 10,474	₩ 2,251	27.4%
Operating expenses	8,157	9,703	1,546	18.9
Operating income	66	771	706	1,076.1
Depreciation and amortization (1)	605	628	23	3.8
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
The operating revenue for our others segment, prior to adjusting for inter-segment transactions, increased by 27.4%, or ~~W~~2,251 billion, from ~~W~~8,223 billion in 2024 to ~~W~~10,474 billion in 2025, primarily due to an increase in revenue from our information technology and network services, particularly from the operation of Internet data centers and systems integration services.
The operating income for our others segment, prior to adjusting for inter-segment transactions, increased by 1,076.1%, or ~~W~~706 billion, from ~~W~~66 billion in 2024 to ~~W~~771 billion in 2025, as the ~~W~~2,251 billion increase in the segment’s operating revenue outpaced the ~~W~~1,546 billion increase in operating expenses. Operating margin for this segment increased from 0.8% in 2024 to 7.4% in 2025.
Depreciation and amortization for this segment, prior to adjusting for inter-segment transactions, increased by 3.8%, or ~~W~~23 billion, from ~~W~~605 billion in 2024 to ~~W~~628 billion in 2025.
Operating Results—2024 Compared to 2023
The following table presents selected income statement data and changes therein for 2023 and 2024:

	For the Year Ended December 31,		Changes
			2023 vs. 2024
	2023	2024	Amount	%
	(In billions of Won)
Operating revenue	₩ 26,595	₩ 26,724	₩ 129	0.5%
Operating expenses	25,167	26,084	918	3.6
Operating profit	1,428	640	(788)	(55.2)
Finance income	486	918	431	88.7
Finance costs	569	995	426	74.9
Share of net profits of associates and joint ventures	(43)	9	52	N.A.	(1)
Profit before income tax	1,303	572	(731)	(56.1)
Income tax expense	330	165	(165)	(50.0)
Profit for the year	₩ 972	₩ 407	(566)	(58.2)
_______________________
N.A. means not available.
Operating Revenue
The following table presents a breakdown of our operating revenue and changes therein for 2023 and 2024:

	For the Year Ended December 31,		Changes
			2023 vs. 2024
Products and services	2023	2024	Amount	%
	(In billions of Won)
Mobile services	₩ 7,140	₩ 7,318	₩ 178	2.5%
Fixed-line services:
Fixed-line and VoIP telephone services	1,249	1,188	(61)	(4.9)
Broadband Internet access services	2,579	2,634	56	2.2
Data communication services	1,315	1,335	20	1.6
Subtotal	5,142	5,158	15	0.3
Media and content services	3,207	3,107	(99)	(3.1)
Financial services	3,968	3,743	(225)	(5.7)
Others	3,846	4,025	179	4.7
Sale of goods (1)	3,293	3,374	81	2.5
Total operating revenue	₩ 26,595	₩ 26,724	129	0.5
_______________________
(1)Primarily related to sale of handsets for our mobile service and miscellaneous telecommunications equipment, as well as sale of residential units and commercial real estate developed by KT Estate.
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
Media and Content Services
Our media and content services revenue decreased by 3.1%, or ￦99 billion, from ￦3,207 billion in 2023 to ￦3,107 billion in 2024 primarily due to (i) the reclassification of revenue generated from KT Skylife related to MVNO mobile subscribers procured by it as mobile services starting in 2024, and (ii) a downturn in the content creation and online advertising industries caused by deteriorating economic conditions, which in turn led to decreases in original content productions and online advertisements provided through KT Nasmedia and PlayD. Such impacts were partially offset by an increase in the number of IPTV subscribers opting for higher priced premium plans. The number of IPTV subscribers remained constant at approximately 9.4 million as of December 31, 2023 and 2024.
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

Operating Expenses
The following table presents a breakdown of our operating expenses and changes therein for 2023 and 2024:

	For the Year Ended December 31,		Changes
			2023 vs. 2024

	2023	2024	Amount	%
	(In billions of Won)
Employee benefit costs	₩ 4,557	₩ 5,628	₩ 1,071	23.5%
Depreciation	2,724	2,828	104	3.8
Depreciation of right-of-use assets	403	411	8	2.0
Amortization of intangible assets	684	639	(45)	(6.5)
Commissions	1,265	1,403	139	11.0
Interconnection charges	437	411	(26)	(5.9)
International interconnection fee	140	139	(2)	(1.2)
Purchase of inventories	3,595	3,527	(69)	(1.9)
Changes of inventories	(203)	(28)	175	(86.2)
Sales commissions	2,353	2,258	(95)	(4.0)
Service costs	2,230	2,142	(88)	(3.9)
Utilities	545	556	11	2.1
Taxes and dues	251	265	15	5.8
Rent	168	148	(20)	(11.9)
Insurance premium	67	68	2	2.6
Installation fees	174	165	(9)	(5.3)
Advertising expenses	154	169	15	10.0
Allowance for bad debts	151	151	1	0.6
Card service costs	3,189	3,009	(180)	(5.7)
Loss on disposal of property and equipment	73	90	18	24.3
Loss on disposal of intangible assets	5	10	4	82.3
Loss on disposal of right-of-use assets	2	3	0	21.9
Loss on disposal of investments in associates	—	0	0	N.A.	(1)
Loss on disposal of investments in subsidiaries	—	8	8	N.A.	(1)
Impairment loss on property and equipment	8	7	(1)	(8.7)
Impairment loss on intangible assets	236	239	3	1.3
Donations	25	9	(15)	(61.5)
Other allowance for bad debts	34	26	(8)	(22.4)
Others	1,902	1,802	(101)	(5.3)
Total operating expenses	₩ 25,167	₩ 26,084	918	3.6
_______________________
N.A. means not available.
Total operating expenses increased by 3.6%, or ￦918 billion, from ￦25,167 billion in 2023 to ￦26,084 billion in 2024 primarily due to increases in employee benefit costs, changes of inventories, commissions and depreciation expenses, which impact was partially offset by decreases in card service costs, sales commissions and service cost. Specifically:
•Employee benefit costs, which include salaries and wages, post-employment benefits and termination benefits, increased by 23.5%, or ￦1,071 billion, from ￦4,557 billion in 2023 to ￦5,628 billion in 2024 primarily due to ￦956 billion of benefits paid under our special voluntary retirement program implemented in the fourth quarter of 2024 to optimize our workforce, pursuant to which approximately 2,700 employees elected to retire early and approximately 1,700 employees chose to transfer to a newly established KT subsidiary, for which they were paid additional benefits for making this transition.

•Changes of inventories decreased by 86.2%, or ￦175 billion, from ￦(203) billion in 2023 to ￦(28) billion in 2024 primarily due to an increase in inventories related to KT Estate’s large-scale real estate project in Gangbuk, Seoul, in 2024.
•Commissions increased by 11.0%, or ￦139 billion, from ￦1,265 billion in 2023 to ￦1,403 billion in 2024 primarily reflecting general increases in commission costs related to system development for the launch of new services, as well as other miscellaneous commission costs.
•Depreciation expenses increased by 3.8%, or ￦104 billion, from ￦2,724 billion in 2023 to ￦2,828 billion in 2024 primarily reflecting increase in depreciable assets.
These factors were partially offset by the following:
•Card service costs decreased by 5.7%, or ￦180 billion, from ￦3,189 billion in 2023 to ￦3,009 billion in 2024 primarily due to a decrease in the card service costs of BC Card reflecting a reduction in the transaction volume of credit cards utilizing BC Card services.
•Sales commissions decreased by 4.0%, or ￦95 billion, from ￦2,353 billion in 2023 to ￦2,258 billion in 2024 primarily due to a decrease in the number of newly acquired MNO mobile subscribers.
•Service costs decreased by 3.9%, or ￦88 billion, from ￦2,230 billion in 2023 to ￦2,142 billion in 2024 primarily due to the elimination of service cost related to Lolab Co., Ltd., following our divestiture.
Operating Profit
Due to the factors described above, our operating profit decreased by 55.2%, or ￦788 billion, from ￦1,428 billion in 2023 to ￦640 billion in 2024. Our operating margin, which is operating profit as a percentage of operating revenue, decreased from 5.4% in 2023 to 2.4% in 2024.

Finance Income (Costs)
The following table presents a breakdown of our finance income and costs and changes therein for 2023 and 2024:

	For the Year Ended December 31,		Changes
			2023 vs. 2024
	2023	2024	Amount	%
	(In billions of Won)
Interest income	₩ 280	₩ 304	₩ 24	8.6%
Gain on foreign currency transactions	27	27	(0)	(0.5)
Gain on foreign currency translation	12	44	32	264.8
Gain on derivative transactions	12	49	36	294.7
Gain on valuation of derivatives	50	399	349	700.4
Gain on disposal of trade receivables	3	—	(3)	N.A.
Gain on valuation of financial instruments	32	13	(19)	(59.5)
Others	69	82	13	18.9
Total finance income	₩ 486	₩ 918	431	88.7
Interest expenses	₩ 356	₩ 375	18	5.1
Loss on foreign currency transactions	34	49	15	43.8
Loss on foreign currency translation	96	427	331	345.9
Loss on derivative transactions	0	11	10	2,454.2
Loss on valuation of derivatives	7	4	(3)	(42.5)
Loss on disposal of trade receivables	18	8	(10)	(55.8)
Loss on valuation of financial instruments	55	112	57	103.7
Others	2	9	7	312.5
Total finance costs	₩ 569	₩ 995	426	74.9
_______________________
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
Segment Results—ICT
The following table presents selected income statement data of the ICT segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,		Changes
			2023 vs. 2024
	2023	2024	Amount	%
	(In billions of Won)
Operating revenue	₩ 18,699	₩ 18,929	₩ 230	1.2%
Operating expenses	17,506	18,496	990	5.7
Operating income	1,193	433	(761)	(63.7)
Depreciation and amortization (1)	3,183	3,231	47	1.5
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
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

Segment Results—Finance
The following table presents selected income statement data of the finance segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,		Changes
			2023 vs. 2024
	2023	2024	Amount	%
	(In billions of Won)
Operating revenue	₩ 3,723	₩ 3,559	₩ (165)	(4.4)%
Operating expenses	3,632	3,415	(216)	(6.0)
Operating income	92	143	52	56.4
Depreciation and amortization (1)	37	34	(4)	(9.5)
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
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
Segment Results—Satellite TV
The following table presents selected income statement data of the satellite TV segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,		Changes
			2023 vs. 2024
	2023	2024	Amount	%
	(In billions of Won)
Operating revenue	₩ 715	₩ 710	₩ (5)	(0.6)%
Operating expenses	785	817	33	4.2
Operating loss	(70)	(107)	(37)	53.1
Depreciation and amortization (1)	53	48	(5)	(9.0)
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
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
Segment Results—Real Estate
The following table presents selected income statement data of the real estate segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,		Changes
			2023 vs. 2024
	2023	2024	Amount	%
	(In billions of Won)
Operating revenue	₩ 500	₩ 547	₩ 47	9.4%
Operating expenses	427	462	35	8.2
Operating income	73	85	12	16.1
Depreciation and amortization (1)	71	69	(1)	(1.8)
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
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
Segment Results—Others
The following table presents selected income statement data of the others segment and changes therein for 2023 and 2024:

	For the Year Ended December 31,		Changes
			2023 vs. 2024
	2023	2024	Amount	%
	(In billions of Won)
Operating revenue	₩ 8,145	₩ 8,223	₩ 78	1.0%
Operating expenses	8,048	8,157	110	1.4
Operating income	98	66	(32)	(32.8)
Depreciation and amortization (1)	585	605	20	3.4
_______________________
(1)Sum of the amortization of tangible assets, intangible assets, investment properties and right-of-use assets.
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

Item 5.B.  Liquidity and Capital Resources
The following table sets forth the summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2023	2024	2025
	(In billions of Won)
Net cash inflow from operating activities	₩ 5,503	₩ 5,066	₩ 4,942
Net cash outflow from investing activities	(4,621)	(2,845)	(4,518)
Net cash outflow from financing activities	(453)	(1,390)	(631)
Cash and cash equivalents at beginning of the year	2,449	2,880	3,717
Cash and cash equivalents at end of the year	2,880	3,717	3,507
Net increase (decrease) in cash and cash equivalents	430	837	(210)
Capital Requirements
Historically, our capital requirements consisted principally of purchases of property and equipment and other assets and repayments of borrowings. In our investing activities, we used cash of ~~W~~3,693 billion in 2023, ~~W~~2,909 billion in 2024 and ~~W~~3,597 billion in 2025, for the acquisition of property and equipment and investment properties. In addition, we used cash of ~~W~~479 billion in 2023, ~~W~~439 billion in 2024 and ~~W~~444 billion in 2025 for the acquisition of intangible assets, which consisted primarily of acquisition of bandwidth licenses. In our financing activities, we used cash of ~~W~~5,275 billion in 2023, ~~W~~4,733 billion in 2024 and ~~W~~5,324 billion in 2025, for repayments of borrowings (including debentures). From time to time, we may also require capital for investments involving acquisitions, including shares of our affiliates, and strategic relationships, as well as repurchases of our shares. We used cash of ~~W~~300 billion in 2023, ~~W~~27 billion in 2024 and ~~W~~250 billion in 2025 for the repurchase of our shares.
Our cash dividends paid to shareholders and non-controlling interests amounted to ~~W~~527 billion in 2023, ~~W~~872 billion in 2024 and ~~W~~578 billion in 2025.

We anticipate that capital expenditures and repayment of outstanding contractual obligations and commitments (including for bandwidth licenses) will represent the most significant use of funds for the next several years. We currently expect our capital expenditures for the acquisition of property and equipment and investment property and acquisition of intangible assets in 2026 to remain at a similar level compared to those in 2025 on a standalone basis. However, the actual amount remains subject to adjustment depending on market conditions, our results of operations and changes in our build-out plan for our telecommunications network and other infrastructure. We may also require capital for purchase of shares of our affiliates as well as investments involving acquisitions and strategic relationships.
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
Capital Resources
We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Our major sources of cash have been net cash provided by operating activities, including profits for the year, and proceeds from issuance of bonds and borrowings. We expect that these sources will continue to be our principal sources of cash in the future. We recorded profits for the year of ~~W~~972 billion in 2023, ~~W~~407 billion in 2024 and ~~W~~1,825 billion in 2025 as discussed in “Item 5.A. Operating Results.” Non-cash expense adjustments in our statement of cash flows from depreciation, amortization of intangible assets and depreciation of right-of-use assets amounted to ~~W~~3,868 billion in 2023, ~~W~~3,930 billion in 2024 and ~~W~~3,937 billion in 2025, primarily reflecting our capital investment activities during the recent years, including our payments on bandwidth licenses for our operations, investments in network infrastructures and acquisition of real estate.

We had net proceeds from borrowings and debentures, after adjusting for repayments of borrowings and debentures,of ~~W~~106 billion in 2023, net repayments of borrowings and debentures, after adjusting for proceeds from borrowings and debentures, of ~~W~~135 billion in 2024 and net proceeds from borrowings and debentures, after adjusting for repayments of borrowings and debentures, of ~~W~~426 billion in 2025. Long‑term borrowings, excluding current installments, were ~~W~~7,160 billion as of December 31, 2023, ~~W~~6,616 billion as of December 31, 2024 and ~~W~~8,286 billion as of December 31, 2025. Total short‑term borrowings were ~~W~~3,059 billion as of December 31, 2023, ~~W~~3,905 billion as of December 31, 2024 and ~~W~~2,500 billion as of December 31, 2025. For the maturity profile of our borrowings, their currency denomination and interest rates, see Note 16 of the notes to the Consolidated Financial Statements. Under our borrowing policy, we continually take into consideration various factors, including financial market conditions and our business environment, in order to decide on specific terms of the borrowing, such as borrowing amount, maturity date, currency denomination and type of interest rate (fixed or floating). We also strive to prudently manage our borrowing level and mitigate our refinancing risks through various methods, including diversification of currency denominations and borrowing lines. Our debt‑to‑equity ratio, which is calculated by dividing total liabilities by total equity, was 131% as of December 31, 2023, 134% as of December 31, 2024 and 122% as of December 31, 2025.
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
Our total equity was ~~W~~18,543 billion as of December 31, 2023, ~~W~~17,968 billion as of December 31, 2024 and ~~W~~19,417 billion as of December 31, 2025.

Liquidity
We had a working capital (current assets minus current liabilities) surplus of ~~W~~1,347 billion as of December 31, 2023, ~~W~~340 billion as of December 31, 2024 and ~~W~~2,231 billion as of December 31, 2025.
The following table sets forth the summary of our significant current assets for the years indicated:

	As of December 31,
	2023	2024	2025
	(In billions of Won)
Cash and cash equivalents	₩ 2,880	₩ 3,717	₩ 3,507
Trade and other receivables, net	7,170	6,147	5,845
Inventories, net	988	1,055	505
Other financial assets	1,440	1,344	1,627
Our cash and cash equivalents (substantially all of which are in Won) totaled ￦2,880 billion as of December 31, 2023, ￦3,717 billion as of December 31, 2024 and ￦ 3,507 billion as of December 31, 2025. As of December 31, 2025, we held approximately 96.1% of our cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies. Other current financial assets primarily consist of financial instruments, available-for-sale financial assets and derivative assets used for hedging. For a discussion of our use of financial instruments for hedging purposes, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.

The following table sets forth the summary of our significant current liabilities for the years indicated:

	As of December 31,
	2023		2024		2025
	(In billions of Won)
Trade and other payables	₩	8,055	₩	7,395	₩	6,869
Borrowings	3,059		3,905		2,500
Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. As of December 31, 2025, we entered into various commitments with financial institutions totaling ~~W~~3,687 billion, US$1,985 million, and JPY 30,000 million, of which ~~W~~1,417 billion, US$1,985 million and JPY 30,000 million were used. See Note 20 of the notes to the Consolidated Financial Statements. Of the ~~W~~10,786 billion total borrowings (including short-term borrowings) outstanding as of December 31, 2025, ~~W~~3,233 billion was denominated in foreign currencies. See Note 16 of the notes to the Consolidated Financial Statements. Upon the identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to manage such risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk and Interest Rate Risk.” We have not had, and do not anticipate that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Item 5.C.  Research and Development, Patents and Licenses, Etc.
In order to maintain our leadership in the converging telecommunications business environment and develop additional platforms, services and applications, we engage in research and development (“R&D”) activities together with our various business units and also operate the following R&D laboratories:

•Responsible AI Policy and Technology Leadership (“AI Future”) R&D laboratory;
•Development of proprietary Large Language Models ("LLMs") & Multi-Modal AI Core Technologies (“Gen AI”) R&D laboratory;

•Development of AI Agent Core Technologies and Commercial Agents (“Agentic AI”) R&D laboratory; and
•Implementation of Data Science Across KT’s Business and CDO Office (“Decision Intelligence”) R&D laboratory.
As of December 31, 2025, KT Corporation had 3,804 domestic and 2,155 international registered patents.

The MSIT has the authority to recommend to network service providers that they provide funds for national research and development of telecommunications technology and related projects. Including such contributions, total expenditures (which include capitalized expenses) on research and development were ~~W~~225 billion in 2023, ~~W~~212 billion in 2024 and ~~W~~355 billion in 2025.

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
Item 6.  Directors, Senior Management and Employees
Item 6.A.  Directors and Senior Management
Directors
Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of:
•up to two inside directors, including the Representative Director; and
•up to eight outside directors.
All of our directors are elected at the general shareholders’ meeting. If the total assets of a company listed on the KRX KOSPI Market exceed ￦2,000 billion as of the end of the preceding year, which is the case with us, the Commercial Code of Korea requires such company to have more than three outside directors, with outside directors being the majority of the board of directors. Under our articles of incorporation, the term of office for a director is up to three years. The term of office for an outside director may be up to six years, pursuant to the Commercial Code of Korea. The term of office for our outside directors is currently three years. The terms for both an inside director and an outside director are, however, extended to the close of the annual shareholders’ meeting convened with respect to the last full fiscal year of a director’s term of office. Pursuant to an amendment to the Korean Commercial Code, the term “outside director” will be changed to “independent director,” effective July 23, 2026, to emphasize the independence of such directors and strengthen their oversight of management.

Under the Commercial Code of Korea, we must establish a committee to nominate candidates for outside directors within the board of directors, and outside directors must make up more than half of the total members of the outside director candidate nominating committee. According to our articles of incorporation, such committee must consist of all of our outside directors, other than for election of an outside director resulting from the expiration of the term of the office, in which case such outside director whose term is expiring may not participate in the relevant deliberations or resolutions. Our Director Candidate Recommendation Committee nominates outside director candidates for appointment at the general shareholders’ meeting.
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
Our current directors are as follows:

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)

Yoon Young Park	Representative Director and Chief Executive Officer	March 2026	April 18, 1962	March 2029
Hyun Jin Park	Senior Executive Vice President, Head of Customer Business Group	March 2026	September 10, 1968	March 2027

Outside Directors (1)

Yong-Hun Kim	Chaired Professor, Department of Law, Sejong University	March 2022	March 29, 1955	March 2028
Woo-Young Kwak	Former Chairman of Steering Committee, Vehicle IT Fusion and Innovation Center, Ministry of Science and ICT	June 2023	September 3, 1956	March 2028
Seung Hoon Lee	Member of the Steering Committee—Korea Investment Corporation	June 2023	December 25, 1962	March 2028
Seongcheol Kim	Professor, School of Media and Communication, Korea University	June 2023	June 12, 1964	March 2028
Younghan Kim	Professor, School of Electronic Engineering, Soongsil University	March 2026	February 12, 1962	March 2029
Myung Sook Kwon	Former President, Intel Korea	March 2026	January 10, 1964	March 2029
Jin-Sug Suh	Former Regional Managing Partner(CEO) of EY Korea	March 2026	August 1, 1965	March 2029
_______________________
(1)All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
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

Senior Management
In addition to our inside directors who are also our executive officers, we have the following executive officers as of April 20, 2026:

Name	Title and Responsibility	Year of Birth
Bong-Gyun Kim	Senior Executive Vice President, Enterprise Business Division	1972
Gyujong Song	Senior Executive Vice President, Legal Affairs Office	1969
Kyung Hwa Ok	Senior Executive Vice President, IT Division	1968
Young-In Kim	Senior Executive Vice President, Network Division and Safety&Health Office	1968
Donghoon Kim	Executive Vice President, Public Relations Office	1967
Hee-Keun Kwon	Executive Vice President, Sales Operating Business Unit	1970
Hye Jin Kwon	Executive Vice President, Supply Chain Management Office	1971
Hye-Byung Min	Executive Vice President, Financial Management Office	1969
Hyeong Min Han	Executive Vice President, Corporate Relations Office	1967
Jeong Hyun Seo	Executive Vice President, Legal Advisory Department	1971
Jin-Ho Yang	Executive Vice President, Litigation Department	1973
Jong Sik Lee	Executive Vice President, Future Network Laboratory	1972
Joonbum Cheon	Executive Vice President, Audit Office	1977
Sangweon Park	Executive Vice President, AX Business Division	1968
Sangwoon Lee	Executive Vice President, Information Security Office	1967
Sun-Joo Lee	Executive Vice President, Group Human Resources Office	1969
Tae Jun Heo	Executive Vice President, Strategy Office	1970
Won Tae Kim	Executive Vice President, Public/Finance Customer Business Unit	1969
Bomsu Yeh	Senior Vice President, IPR Department	1971
Bum-Min Kim	Senior Vice President, Office of Board Affairs	1970
Bum-Seok Oh	Senior Vice President, Western Network O&M Headquarter	1970
Byongjin Kim	Senior Vice President, Media Business Unit	1970
Byoung-Hyu Yoon	Senior Vice President, Eastern Customer Sales Headquarter	1972
Byung Gwan Jang	Senior Vice President, Win-Win Cooperation Group	1970
Chang Seog Song	Senior Vice President, Safety&Health Department	1970
Chan-Ho Jung	Senior Vice President, IT Strategy Unit	1968
Cheal-Ho Park	Senior Vice President, Policy Cooperation Group	1972
Chul Woo Park	Senior Vice President, Finance Customer Business Department	1975
Dae-Hyeok Bang	Senior Vice President, Northern Seoul Network O&M Headquarter	1972
Dae-Hyun Kim	Senior Vice President, AX Synergy Department	1972
Gang-Bon Koo	Senior Vice President, Northern Seoul Customer Sales Headquarter	1972
Hae Chon Hong	Senior Vice President, AX Consulting & Implementation Unit	1972
Hye-Jin Lim	Senior Vice President, Legal Support Department	1978
Hyoung-Min Ham	Senior Vice President, Southern Seoul Customer Sales Headquarter	1972
Hyun-Goo Kang	Senior Vice President, Group Synergy Department	1971
Jaehyoung Park	Senior Vice President, Frontier AI Lab	1976
Jaeyoung Yang	Senior Vice President, AX Tech Unit	1975
Je Hoon Myung	Senior Vice President	1972
Je Hyun Sung	Senior Vice President, Northern Seoul Enterprise Customer Sales Headquarter	1972
Jeung-Yeup Son	Senior Vice President, Device Business Unit	1972
Jin Hyoun Youn	Senior Vice President, Media Technology Unit	1968
Jin Kwon Lee	Senior Vice President, Enterprise Business Consulting & Implementation Unit	1969
Jin-Hyoung Lee	Senior Vice President, AX Business Unit	1977

Name	Title and Responsibility	Year of Birth
Jong Su Shin	Senior Vice President, Group Media Strategy TF	1977
Jung Woo Lee	Senior Vice President, ESG Implementation Department	1971
Junseok Kim	Senior Vice President, Agentic AI Lab	1973
Kap-Sok Kwon	Senior Vice President, Corporate Strategy Department	1975
Kil Sung Jung	Senior Vice President, Enterprise Business Strategy Unit	1974
Kyeng-Hee Hwang	Senior Vice President, Eastern Network O&M Headquarter	1970
Kyong Chae Yi	Senior Vice President, Western Customer Sales Headquarter	1971
Lee-Hwan Kang	Senior Vice President, Customer Service Unit	1970
Man Ho Won	Senior Vice President, AX Platform Unit	1974
Myung-Joon Jeon	Senior Vice President, Enterprise Service Unit	1976
Roh Hyoung Rea	Senior Vice President, Enterprise Customer Business Unit	1970
Sae-Jun Choi	Senior Vice President, Customer Business Strategy Unit	1971
Sangbong Lee	Senior Vice President, AX Data Lab	1976
Se-Bum Shin	Senior Vice President, Executive Operations Department	1971
Seon-Il Jeong	Senior Vice President, Network O&M Innovation Unit	1968
Seoung-Taek Baek	Senior Vice President, Western Enterprise Customer Sales Headquarter	1972
Seung Ho Song	Senior Vice President, AX Partnership Department	1974
Seung Rok Jeon	Senior Vice President, AX Business Strategy Unit	1977
Seung-Ho Lee	Senior Vice President, Southern Seoul Enterprise Customer Sales Headquarter	1970
Seung-Woon Kim	Senior Vice President, IT Platform Unit	1968
Sung Kyu Lee	Senior Vice President, Network Technology Unit	1969
Sung-Hwan Lee	Senior Vice President, Information Security Planning Group	1969
Tae Won Hur	Senior Vice President, Compliance Office	1970
Taek Gyun Oh	Senior Vice President, Network Strategy Unit	1968
Won-Je Sung	Senior Vice President, Eastern Enterprise Customer Sales Headquarter	1972
Woo Chul Byun	Senior Vice President, Data Engineering Department	1977
Woo-Hyung Choi	Senior Vice President, Network Core Service Unit	1970
Yong-Nam Kim	Senior Vice President, Enterprise Business Unit	1969
Young Geol Kim	Senior Vice President, Customer Business Unit	1973
Young Min Kim	Senior Vice President, AX Engineering Unit	1971
Young-Geun Ji	Senior Vice President, Southern Seoul Network O&M Headquarter	1972
Young-Ho Lee	Senior Vice President, External Cooperation Group	1970
Young-Hoon Jung	Senior Vice President, Financial Planning Department	1971
Item 6.B.  Compensation
Compensation of Directors and Executive Officers
In 2025, the aggregate compensation paid to and accrued for all directors and executive officers was approximately ~~W~~42.9 billion and the aggregate amount set aside or accrued by us to provide pension and retirement benefits to such persons was approximately ~~W~~7.1 billion.

The compensation of our directors and executive officers in 2025 that was disclosed on an individual basis in Korea was as follows:

Name	Position	Total Compensation in 2025	Composition of Total Compensation
(In millions of Won)
Young-Shub Kim	Chief Executive Officer	₩1,718	￦556 (salary); ￦1,151 (bonus); ￦11 (benefits)
Chang-Seok Seo	Inside Director	₩775	￦397 (salary); ￦361 (bonus); ￦17 (benefits)
Hyun-Kyu Lim	Senior Executive Vice President	₩951	￦380 (salary); ￦554 (bonus); ￦17 (benefits)
Eui-Jeung Choo	Executive Vice President	₩844	￦369 (salary); ￦462 (bonus); ￦13 (benefits)
Seung-Phil Oh	Senior Executive Vice President	₩834	￦389 (salary); ￦401 (bonus); ￦44 (benefits)
Young-Bok Lee	Senior Executive Vice President	₩833	￦390 (salary); ￦430 (bonus); ￦13 (benefits)
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
Item 6.C.  Board Practices
As of April 20, 2026, none of our inside or outside directors maintained directors’ service contracts with us or with any of our subsidiaries providing for benefits upon termination of employment.
Corporate Governance Committee
The Corporate Governance Committee is comprised of four outside directors Woo-Young Kwak, Myung Sook Kwon, Younghan Kim and Jin-Sug Suh. The chairperson is Woo-Young Kwak. The committee is responsible for the review of matters with respect to our Corporate Governance Guidelines and our performance under such guidelines to monitor effectiveness of our corporate governance. The committee members are elected by the board after the annual meeting.

Director Candidate Recommendation Committee
The Director Candidate Recommendation Committee is comprised of all of our outside directors. The chairperson is Yong-Hun Kim. The committee’s duties include (i) authorizing the investigation and composition of a pool of internal and external Representative Director candidates, (ii) examining the Representative Director candidates selected under the examination criteria determined by our board of directors, selecting the Representative Director candidates pursuant to such criteria and reporting to the board of directors the outcome of the examination and (iii) reviewing the qualifications of outside director candidates and proposing nominees to our shareholders for consideration at the general shareholders’ meeting.

Evaluation and Compensation Committee
The Evaluation and Compensation Committee is comprised of four outside directors Yong-Hun Kim, Seung Hoon Lee, Seongcheol Kim and Younghan Kim. The chairperson is Yong-Hun Kim. The committee’s duties include prior review of the Representative Director’s management goals, terms and conditions proposed for inclusion in the management contract of the Representative Director, including, but not limited to, determining whether the Representative Director has achieved the management goals, and the determination of compensation for the Representative Director and the inside directors. The committee members are elected by the board after the closing of the annual meeting.
ESG Committee
The ESG Committee is comprised of four outside directors Myung Sook Kwon, Woo-Young Kwak, Seongcheol Kim and Younghan Kim and one inside director Hyun Jin Park. The chairperson is Myung Sook Kwon. The committee’s duties include reviewing ESG management activities relating to environmental, social and governance matters, reviewing transactions between KT Corporation and its subsidiaries, and overseeing compliance with applicable antitrust laws. The committee members are elected by the board after the annual meeting.
Investment Committee
The Investment Committee is comprised of five outside directors Younghan Kim, Yong-Hun Kim, Woo-Young Kwak, Seung Hoon Lee and Jin-Sug Suh and one inside director Hyun Jin Park. The chairperson is Younghan Kim. The committee’s duties include reviewing and making decisions on strategic matters relating to our future business value, including investments and equity disposals. The committee members are elected by the board after the annual meeting.
Audit Committee
Under the Commercial Code of Korea and our articles of incorporation, we are required to establish an audit committee comprised of three or more outside directors and at least two-thirds of the Audit Committee members are required to be outside directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. The committee is comprised of Jin-Sug Suh, Seung Hoon Lee, Seongcheol Kim and Myung Sook Kwon. The chairperson is Jin-Sug Suh. Jin-Sug Suh serves as the financial expert of the Audit Committee. Members of the committee are elected by our shareholders at the shareholders’ meeting. Our internal and external auditors report directly to the committee.
The duties of the committee include:
•appointing an independent registered public accounting firm;
•approving the appointment and recommending the dismissal of the internal auditor;
•evaluating performance of the independent registered public accounting firm;
•approving services to be provided by the independent registered public accounting firm;
•reviewing annual financial statements;
•reviewing audit results and reports;
•reviewing and evaluating our system of internal controls and policies
•examining improprieties or suspected improprieties; and

•on a quarterly basis, reviewing reports on internal controls for legal compliance, including with respect to cybersecurity laws.
In addition, regarding the shareholders’ meeting, the committee may examine the agenda, financial statement and other reports to be submitted by the board of directors at each shareholders’ meeting.
Item 6.D.  Employees
On a standalone basis, we had 14,701 employees as of December 31, 2025, compared to 16,927 employees as of December 31, 2024 and 19,737 employees as of December 31, 2023.

Labor Relations
We consider our current relations with our work force to be good. However, in the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base.
As of December 31, 2025, approximately 78.8% of the employees of KT Corporation were members of labor unions. The representative of the labor unions negotiates a collective bargaining agreement with us every two years, and our current collective bargaining agreement expires on August 17, 2027. The current collective bargaining agreement provides that even in the event of a strike, the minimum number of employees necessary to operate the telecommunications business must continue to work.
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
Employee Stock Ownership and Benefits
We operate an employee stock ownership plan (the “ESOP”) with the purpose of enabling our employees to build financial assets, enhancing corporate productivity, and fostering cooperative labor-management relations. Through the ESOP, our employee stock ownership association owned 2.72% of our issued shares as of December 31, 2025.
In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid the pension amount due from their pension accounts. Prior to April 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in April 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of a defined benefit plan, and also introduced a defined contribution plan in December 2012, with a total combined unfunded portion of approximately ￦170 billion as of December 31, 2025. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance, cultural and athletic facilities, physical education grants, meal allowances, medical examinations and training and resort centers. See “Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results.”

Employee Training
The objective of our training program is to develop professionals who can create value for our customers by leveraging core digital transformation technologies such as telecommunications, AI, big data and cloud computing. To support the development of our employees, we provide individually tailored curricula based on competency assessments, who complete an average of approximately 75.5 hours of training per year. We also operate a Cyber Academy to provide online classes to our employees, as well as offer various foreign language classes to our employees. In addition, we provide tuition reimbursements to select employees who pursue graduate programs in Korea, as well as provide financial assistance to those who pursue work-related professional licenses or study foreign languages.
Item 6.E.  Share Ownership
Ordinary Shares
The persons who currently serve as our directors or executive officers held, as a group, 123,545 common shares as of April 20, 2026. The table below shows the ownership of our ordinary shares by our directors and executive officers as of April 20, 2026:

Shareholders	Number of Common Shares Owned
Yoon Young Park	62
Hyun Jin Park	1,900
Yong-Hun Kim	347
Woo-Young Kwak	704
Seung Hoon Lee	704
Seongcheol Kim	704
Younghan Kim	287
Bong-Gyun Kim	4,571
Kyung Hwa Ok	12,519
Young-In Kim	9,402
Hee-Keun Kwon	3,069
Hye Jin Kwon	6,918
Hye-Byung Min	7,201
Jeong Hyun Seo	1,815
Jin-Ho Yang	7,279
Jong Sik Lee	10,201
Sun-Joo Lee	2,659
Tae Jun Heo	2,985
Bomsu Yeh	81
Bum-Min Kim	1,249
Bum-Seok Oh	10
Byongjin Kim	147
Byoung-Hyu Yoon	1,090
Byung Gwan Jang	1,282
Chang Seog Song	281
Chan-Ho Jung	158
Cheal-Ho Park	147
Gang-Bon Koo	6,512
Hae Chon Hong	1,080
Hye-Jin Lim	451
Hyoung-Min Ham	1,321

Shareholders	Number of Common Shares Owned
Jaehyoung Park	157
Je Hoon Myung	4,101
Je Hyun Sung	1,217
Jeung-Yeup Son	208
Jin Hyoun Youn	2,717
Jin Kwon Lee	147
Jung Woo Lee	1,442
Kap-Sok Kwon	800
Kil Sung Jung	4,154
Kyeng-Hee Hwang	1,186
Kyong Chae Yi	111
Lee-Hwan Kang	700
Myung-Joon Jeon	57
Roh Hyoung Rea	1,195
Sae-Jun Choi	45
Se-Bum Shin	157
Seon-Il Jeong	877
Seoung-Taek Baek	81
Seung-Ho Lee	147
Sung Kyu Lee	1,080
Sung-Hwan Lee	3,231
Tae Won Hur	1,282
Taek Gyun Oh	933
Won-Je Sung	3,787
Woo Chul Byun	1,000
Woo-Hyung Choi	1,080
Yong-Nam Kim	1,719
Young Geol Kim	1,668
Young Min Kim	1,130
Total	123,545
Share-based Payments
We have granted share-based payments to our chief executive officer, inside directors, outside directors and executive officers. For details of our share-based payments, see Note 25 of the notes to the Consolidated Financial Statements.
Item 6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item  7.  Major Shareholders and Related Party Transactions

Item  7.A.  Major Shareholders
The following table sets forth certain information relating to the shareholders of our ordinary shares as of December 31, 2025:

Shareholders	Number of Shares	Percent of Total Shares Issued
National Pension Service	17,868,096	7.09%
Wellington Management Company	16,446,832	6.53%
Shinhan Financial Group Co., Ltd	14,493,753	5.75%
Hyundai Motor Company	12,251,234	4.86%
KT Corporation (held in the form of treasury stock)	10,926,622	4.34%
Hyundai Mobis Co., Ltd.	8,094,466	3.21%
Director as a group	4,708	—%
Public	171,935,974	68.22%
Total issued shares	252,021,685	100.00%
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
Item  8.A.  Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” and pages F-1 through F-121.
Legal Proceedings
In April 2019, the Korea Fair Trade Commission determined that we, LG U+, SK Broadband and Sejong Telecom colluded in numerous biddings held by public institutions, including the Public Procurement Service and the Korea Racing Authority, between April 2015 to June 2017 for the engagement of telecommunications companies to provide dedicated fixed-line services, in violation of the Monopoly Regulation and Fair Trade Act, and issued an order to cease and desist, imposed a penalty surcharge of ￦5.7 billion on us and filed a criminal complaint against us. In April 2020, several plaintiffs, including the Government and Korea Racing Authority, filed lawsuits alleging damages. As of the date hereof, a total of nine lawsuits have been filed in connection with such matters, seeking damages of approximately ~~W~~28.7 billion in the aggregate, which amount may increase as the litigations progress. Three of these lawsuits have been finally resolved, resulting in our liability for damages of approximately ~~W~~1.6 billion in the aggregate, and six lawsuits remain pending. We intend to vigorously defend against the remaining lawsuits.

In July 2023, the Korea Fair Trade Commission imposed fines and corrective orders on three network service providers, including a fine of ￦13.9 billion on us, for unfair advertising related to the performance of 5G mobile services. In August 2023, we filed an administrative lawsuit seeking the cancellation of such fine and corrective order, which is currently pending at the Seoul High Court.
From April 2021 to April 2024, 568 of our subscribers have filed seven class action lawsuits claiming damages totaling approximately ￦0.6 billion alleging poor service quality of our 5G mobile services. There can be no assurance that such class action lawsuits may not result in additional subscribers making similar claims in the future. We intend to vigorously defend against such lawsuits, but there can be no assurance that such lawsuits will not lead to compensation for all of our 5G subscribers, which may lead to significant expenses.
In July 2023, seven leading credit card companies in Korea, which have entered into joint marketing arrangements with us, filed a lawsuit against us at the Seoul Central District Court, alleging our unjust enrichment from refund of certain value-added tax to us related to joint marketing activities. We offer discounts to our subscribers who pay their service fees or handset installment payments through certain credit cards issued by the plaintiffs.The plaintiffs claim that the value-added tax refunds of approximately ￦86.2 billion to us, which relate to such discount activities, should be returned to the plaintiffs. The claim amount remains subject to adjustments based on the amount of value-added tax refunded during the course of the litigation. We intend to vigorously defend against such lawsuit.
In May 2024, we filed a lawsuit against Ssangyong Engineering & Construction Co., Ltd. (“Ssangyong”) seeking a court declaration that no additional payment obligations exist under the construction contract for a building constructed for us in Pangyo, Korea. In June 2024, Ssangyong filed a counterclaim against us, demanding an additional construction payment of ~~W~~5 billion. In September 2025, Ssangyong expanded its claim to ~~W~~14.2 billion following completion of a court appraisal process. We intend to vigorously defend against such lawsuit.
The Korea Fair Trade Commission conducted an investigation into us, along with two other major telecommunications providers, for potential violations of the Fair Trade Act, alleging that the companies had conferred in (i) limiting the overall level of mobile service subscribers switching service providers and (ii) setting the range of sales incentives offered to authorized dealers. In June 2025, the Korea Fair Trade Commission imposed an aggregate fine of approximately ~~W~~96.3 billion (including a fine of ~~W~~29.9 billion on us), and issued a corrective order aimed at prohibiting similar joint conduct in the future. In August 2025, we filed an administrative lawsuit with the Seoul High Court requesting the cancellation of such fine and corrective order, which proceeding is currently pending.
For a description of our additional legal proceedings, see “Item 3. Key Information—Item 3.D. Risk Factors—Legal cases involving our political donations and other incidents and allegations could have a material adverse effect on our business, reputation and stock price.”
As of December 31, 2025, we have established provisions relating to litigation proceedings of ￦21 billion. See Notes 17 and 19 of the notes to the Consolidated Financial Statements.

Dividends
The table below sets forth the interim and annual dividends declared on the outstanding ordinary shares with respect to the years ended December 31, 2023, 2024 and 2025. The annual dividend was paid in the immediately following year, and the interim dividends were paid in the same year.

Dividend Type	Dividend per Ordinary Share
(In Won)
Interim dividend (for the period ended March 31, 2023)	—
Interim dividend (for the period ended June 30, 2023)	—
Interim dividend (for the period ended September 30, 2023)	—
Annual dividend (for the year ended December 31, 2023)	1,960
Interim dividend (for the period ended March 31, 2024)	500
Interim dividend (for the period ended June 30, 2024)	500
Interim dividend (for the period ended September 30, 2024)	500
Annual dividend (for the year ended December 31, 2024)	500
Interim dividend (for the period ended March 31, 2025)	600
Interim dividend (for the period ended June 30, 2025)	600
Interim dividend (for the period ended September 30, 2025)	600
Annual dividend (for the year ended December 31, 2025)	600
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
Item 9.C.  Markets
Please refer to “Item 9.A. Offering and Listing Details.”
Item 9.D.  Selling Shareholders
Not applicable.
Item 9.E.  Dilution
Not applicable.
Item 9.F.  Expenses of the Issuer
Not applicable.
Item 10.  Additional Information
Item 10.A.  Share Capital
Currently, our authorized share capital is 1,000,000,000 shares, which consists of ordinary shares, par value ￦5,000 per share (“Ordinary Shares”) and shares of non-voting preferred stock, par value ￦5,000 per share (“Non-Voting Shares”). Ordinary Shares and Non-Voting Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Shares up to one-fourth of our total issued share capital. As of December 31, 2025, 252,021,685 Ordinary Shares were issued, of which 10,926,622 shares were held by the treasury stock fund or us as treasury shares. We have never issued any Non-Voting Shares. All of the issued Ordinary Shares are fully-paid and non-assessable and are in registered form.

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
Under the Commercial Code, it is required that new Shares, convertible bonds or bonds with warrants be issued to persons other than the existing shareholders solely for the purpose of achieving managerial objectives. Under our articles of incorporation, we may issue new Shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new Shares are:
•publicly offered pursuant to Articles 4 and 119 of the FSCMA;
•issued to members of our employee stock ownership association;
•represented by depositary receipts;
•issued upon exercise of stock options granted to our officers and employees;
•issued through an offering to public investors pursuant to Article 165-6 of the FSCMA, the amount of which is no more than 10% of the issued Shares;
•issued in order to satisfy specific needs such as strategic alliance, inducement of foreign funds or new technology, improvement of financial structure or other capital raising requirement; or
•issued to domestic or foreign financial institutions when necessary for raising funds in emergency cases.
In addition, we may issue convertible bonds or bonds with warrants, each up to an aggregate principal amount of ￦2,000 billion, to persons other than existing shareholders in the situations described above.
Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20.0% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not then exceed 20.0% of the total number of Shares then issued (including in such total both: (i) all issued and outstanding Shares at the time the preemptive rights are exercised; and (ii) all Shares to be newly issued in the applicable share issuance transaction in connection with which such preemptive rights are exercised). As of December 31, 2025, 2.72% of the issued Shares were held by members of our employee stock ownership association.

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
General Meeting of Shareholders
We hold the annual general meeting of shareholders within three months after December 31 of each year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:
•as necessary;
•at the request of shareholders of an aggregate of 3.0% or more of our issued Ordinary Shares;
•at the request of shareholders holding an aggregate of 1.5% or more of our issued Shares for at least six months; or
•at the request of our Audit Committee.
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
Our general meetings of shareholders are held at our office in Seoul, or if necessary, may be held elsewhere. Pursuant to amendments to the Korean Commercial Code, it has become possible to hold an electronic shareholders’ meeting concurrently with an in-person shareholders’ meeting at the physical meeting venue. For listed companies above a certain size threshold, such concurrent holding of an electronic shareholders’ meeting has been made mandatory. This amendment will take effect on January 1, 2027.

Voting Rights
Holders of our Ordinary Shares are entitled to one vote for each Ordinary Share, except that voting rights of Ordinary Shares held by us, or by a corporate shareholder that is more than 10.0% owned by us either directly or indirectly, may not be exercised. The Commercial Code of Korea permits cumulative voting, under which voting method each shareholder has multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. Our articles of incorporation permit cumulative voting at our shareholders’ meeting. Under the Commercial Code of Korea, any shareholder holding shares equivalent to not less than 1/100 of the total number of shares issued may apply to us for selecting and appointing such directors by cumulative voting.
Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-

fourth of our total voting shares then outstanding, except that where voting rights can be exercised electronically, members of the Audit Committee may be elected by an affirmative majority vote of the voting shares present at the meeting. In addition, under the Commercial Code of Korea and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then outstanding:
•amending our articles of incorporation;
•removing a director;
•reduction of our share capital;
•effecting any dissolution, merger or consolidation of us;
•transferring the whole or any significant part of our business;
•effecting our acquisition of all of the business of any other company or our acquisition of a part of the business of any other company which will significantly affect our business; or
•issuing any new Shares at a price lower than their par value.
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
As of December 31, 2025, there were 10,926,622 treasury shares, including shares held by our treasury stock fund.

Liquidation Rights
In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of Non-Voting Shares have no preference in liquidation.
Item 10.C.  Material Contracts
None.
Item 10.D.  Exchange Controls
General
The Foreign Exchange Transaction Act and the Presidential Decree and regulations under that Act and Decree (collectively the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only in compliance with the provisions of, and to the extent specifically allowed by, these laws or otherwise permitted by the MOFE. The Financial Services Commission has also adopted, pursuant to its authority under the FSCMA, regulations that control investment by foreigners in Korean securities and regulate the issuance of securities outside Korea by Korean companies.
Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances, including, but not limited to, the outbreak of natural calamities, wars or grave and sudden changes in domestic or foreign economies, are likely to occur, the MOFE may temporarily suspend the transactions where Foreign Exchange Transaction Laws are applicable, or impose an obligation to deposit or sell capital to certain Korean governmental agencies or financial institutions. In addition, if the Government deems that it is confronted or is likely to be confronted with serious difficulty in movement of capital between Korea and abroad which will bring serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the MOFE may take measures to require any person who performs transactions to deposit such capital to certain Korean governmental agencies or financial institutions.
Government Review of Issuance of ADSs
In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with the MOFE if our securities and borrowings denominated in foreign currencies issued during the one-year period preceding such filing date exceed US$50 million in aggregate. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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
Restrictions Applicable to Shares
As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations adopted in connection with the stock market opening from January 1992, which we refer to collectively as the Investment Rules, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market only through the KRX KOSPI Market or the KRX KOSDAQ Market, except in limited circumstances, including:
•odd-lot trading of shares;

•acquisition of shares (“Converted Shares”) by exercise of warrant, conversion right under convertible bonds or withdrawal right under depositary receipts issued outside of Korea by a Korean company;
•acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;
•over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;
•shares acquired by foreign direct investment as defined in the Foreign Investment Promotion Act;
•disposal of shares pursuant to the exercise of appraisal rights of dissenting shareholders;
•disposal of shares in connection with a tender offer;
•acquisition of shares by a foreign depositary in connection with the issuance of depositary receipts;
•acquisition and disposal of shares through an overseas stock exchange market if such shares are simultaneously listed on the KRX KOSPI Market or the KRX KOSDAQ Market and such overseas stock exchange;
•acquisition and disposal of shares through alternative trading systems (ATS);
•arm’s length transactions between foreigners, if all of such foreigners belong to an investment group managed by the same person.
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
Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40.0% ceiling on the acquisition of shares by foreigners in the aggregate and a ceiling on the acquisition of shares by a single foreign investor pursuant to the articles of incorporation of such corporation. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor of not less than 10.0% of the issued shares with voting rights of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Act, which is, in general, subject to the report to, and acceptance, by the Ministry of Trade Industry & Resources. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company. A foreigner who has acquired our ordinary shares in excess of this ceiling may not exercise his voting rights with respect to our ordinary shares exceeding the limit.
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
Korean Taxation
The following summary of Korean tax considerations applies to you as long as you are not:
•a resident of Korea;
•a corporation organized under Korean law; or
•engaged in a trade or business in Korea through a permanent establishment or a fixed base.
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
In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, an application for entitlement to a reduced tax rate. Effective January 1, 2026, we are required to submit such application to the relevant district tax office by the end of February of the year following the year in which the dividend payment date falls. If you hold ADSs and receive the dividends through a depositary, you are not required to submit the application for entitlement to a reduced tax rate. If you are an overseas investment vehicle (an “OIV”), which is defined as an organization established in a non-Korean jurisdiction that manages funds collected through investment solicitation by way of acquiring, disposing, or otherwise investing in any such assets and distributes the yield therefrom to investors, you must submit to us a report of the OIV and a schedule of beneficial owners together with their applications for entitlement to a reduced tax rate, which you should collect from each beneficial owner. Excess taxes withheld may be recoverable if you subsequently produce satisfactory evidence that you were entitled to have tax withheld at a lower rate.

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
Securities Transaction Tax
If you transfer ordinary shares on the KRX KOSPI Market, you are subject to securities transaction tax at a rate of 0.03% for any transfers made during 2024, 0% for any transfers made during 2025 and 0.05% for any transfers made on and after January 1, 2026, and an agriculture and fishery special tax at a rate of 0.15%, calculated based on the sales price of the shares. If you transfer ordinary shares on the KRX KOSDAQ Market, you are subject to securities transaction tax at a rate of 0.18% for any transfers made during 2024, 0.15% for any transfers made during 2025 and 0.20% for any transfers made on and after January 1, 2026, and will generally not be subject to the agriculture and fishery special tax. If you transfer ordinary shares and your transfer is not made on the KRX KOSPI or KRX KOSDAQ Market (e.g., shares of private companies), you will generally be subject to the securities transaction tax at a rate of 0.35% for transfers on and after January 1, 2023 and will generally not be subject to the agriculture and fishery special tax.
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
For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is:
•a citizen or resident of the United States;
•a United States domestic corporation; or
•otherwise is subject to United States federal income taxation on a net income basis in respect of such ADSs or ordinary shares.
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
This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•a dealer in securities or currencies;
•a financial institution;
•a regulated investment company;
•a real estate investment trust;
•an insurance company;
•a tax-exempt organization;

•a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•a trader in securities that has elected the mark-to-market method of accounting for securities;
•a person liable for alternative minimum tax;
•a person who owns or is deemed to own 10% or more of our stock (by vote or value);
•a partnership or other pass-through entity for United States federal income tax purposes; or
•a person whose “functional currency” is not the United States dollar.
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

In general, we will be a PFIC for any taxable year in which, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules:
•at least 75% of our gross income is passive income, or
•at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.
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
If we are a PFIC for any taxable year during which you hold our ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
Item 10.F.  Dividends and Paying Agents
See “Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Dividends” for information concerning our dividend policies and our payment of dividends. See “—

Item 10.B. Memorandum and Articles of Association—Dividends” for a discussion of the process by which dividends are paid on our ordinary shares. See “Item 12. Description of Securities Other than Equity Securities—Item 12.D. American Depositary Shares” for a discussion of the process by which dividends are paid on our ADSs. The paying agent for payment of our dividends on ADSs in the United States is Citibank, N.A.
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
Item 11.  Quantitative and Qualitative Disclosures About Market Risk
We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity securities. Our long-term financial policies are annually reported to our Board of Directors, and our finance division conducts financial risk management and assessment. Upon identification and evaluation of our risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments largely for hedging purposes. For details regarding the assets, liabilities, gains and losses recorded relating to our derivative contracts outstanding as of December 31, 2023, 2024 and 2025, see Notes 4 and 7 of the notes to the Consolidated Financial Statements.
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

The following table shows our assets and liabilities denominated in foreign currency as of December 31, 2023, 2024 and 2025:

	As of December 31,
	2023		2024		2025
(in thousands of foreign currencies)	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
U.S. Dollar	139,807	2,271,673	139,459	2,346,061	154,802	2,194,753
Special Drawing Right	254	722	254	721	255	721
Japanese Yen	17,496	400,002	10,032	7	5,372	30,005,442
British Pound	—	—	—	—	—	—
Euro	304	7,810	156	7,814	37	30
Rwandan Franc	402	—	—	—	—	—
Thailand Bhat	244	—	8,764	—	8,755	—
Tanzanian Shilling	21,958	—	21,868	—	20	—
Botswana Pula	680	—	664	—	659	—
Hong Kong Dollar	—	—	—	—	—	—
Vietnamese Dong	380,629	—	222,914	—	231,830	—
Singapore Dollar	1,375	—	8,339	7	8,339	—
Taiwan Dollar	1,685	—	—	—	—	—
Swiss Franc	—	25	—	33	—	1
Ringgit Malaysia	—	—	—	—	—	—
Bulgarian Lev.	—	—	—	—	—	—
Kyrgyzstani Som	—	—	—	—	2,457	—
Uzbekistani Som	—	—	—	—	8,346	—
Pakistani Rupee	114,025	—	13,732	—	21,050	—
As of December 31, 2023, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variable held constant, would have decreased our income before income tax by ~~W~~10 billion, and decreased our total equity by ~~W~~18 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2024, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ~~W~~6 billion, and decreased our total equity by ~~W~~15 billion, with a 10% weakening in the exchange rate having the opposite effect. As of December 31, 2025, a 10% strengthening in the exchange rate between the Won and all foreign currencies, with all other variables held constant, would have decreased our income before income tax by ~~W~~9 billion, and decreased our total equity by ~~W~~9 billion, with a 10% weakening in the exchange rate having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than foreign exchange rates are held constant, and as such, does not reflect any correlation between foreign exchange rates and other variables, nor our decision to decrease the risk. See Note 37 of the notes to the Consolidated Financial Statements.
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
The following table summarizes the principal amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2025 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency:

						December 31, 2025
	2026	2027	2028	2029	Thereafter	Total	Fair Value
	(in millions of Won, except rates)
Local currency:
Fixed rate	1,839,786	2,492,121	1,118,000	580,000	1,420,000	7,449,907	7,371,595
Average weighted rate (1)	3.10%	3.59%	3.31%	2.87%	2.89%	3.24%	—
Variable rate	56,222	38,000	—	—	65,526	159,748	159,748
Average weighted rate (1)	5.50%	4.25%	0.00%	0.00%	4.36%	4.74%	—
Subtotal	1,896,008	2,530,121	1,118,000	580,000	1,485,526	7,609,655	7,531,343
Foreign currency:
Fixed rate	573,960	644,278	778,931	717,450	154,919	2,869,538	2,159,836
Average weighted rate (1)	2.50%	1.32%	3.91%	4.37%	7.07%	3.33%	—
Variable rate	30,315	12,398	286,980	—	—	329,693	45,619
Average weighted rate (1)	4.95%	5.25%	4.53%	0.00%	0.00%	4.60%	—
Subtotal	604,275	656,676	1,065,911	717,450	154,919	3,199,231	2,205,455
Total	2,500,283	3,186,797	2,183,911	1,297,450	1,640,445	10,808,886	9,736,798
_______________________
(1)Weighted average rates of the portfolio at the period end.
As of December 31, 2023, 2024 and 2025, a 100 basis point increase in the market interest rates, with all other variables held constant, would have decreased our income before income tax by ~~W~~2.7 billion, decreased our income before income tax by ~~W~~1.7 billion and decreased our income before income tax by ~~W~~7.0 billion, respectively. As of December 31, 2023, 2024 and 2025, such increase, with all other variables held constant, would have decreased our total equity by ~~W~~5 billion, decreased our total equity by ~~W~~12 billion and decreased our total equity by ~~W~~2 billion, respectively.
As of December 31, 2023, 2024 and 2025, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have increased our income before income tax by ~~W~~2.7 billion, increased our income before income tax by ~~W~~1.7 billion and increased our income before income tax by ~~W~~7.0 billion, respectively. As of December 31, 2023, 2024 and 2025, a 100 basis point decrease in the market interest rates, with all other variables held constant, would have increased our total equity by ~~W~~5 billion, increased our total equity by ~~W~~12 billion and increased our total equity by ~~W~~2 billion, respectively.
The foregoing sensitivity analyses assume that all variables other than market interest rates are held constant, and as such, does not reflect any correlation between market interest rates and other variables, nor our decision to decrease the risk, but reflects the effects of derivative contracts in place at the time of conducting the analysis.
Equity Price Risk
We are also subject to market risk exposure arising from changes in the equity securities market, which affect the fair value of our equity portfolio. As of December 31, 2023, 2024 and 2025, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our income before income tax by ~~W~~1 billion, ~~W~~0.5 billion and ~~W~~0.3 billion, respectively, with a 10% decrease in the equity index having the opposite effect. As of December 31, 2023, 2024 and 2025, a 10% increase in the equity indices where our marketable equity securities are listed, with all other variables held constant, would have increased our total equity by ~~W~~121 billion, ~~W~~129 billion and ~~W~~195 billion, respectively, with a 10% decrease in the equity index having the opposite effect. The foregoing sensitivity analysis assumes that all variables other than changes in the equity index are held constant, and that our marketable equity instruments had moved according to the historical correlation to the index, and as such, does not reflect any correlation between the equity index and other variables.

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
Holders of our ADSs are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:
•fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea (i.e., upon deposit and withdrawal of shares);
•expenses incurred for converting foreign currency into U.S. dollars;
•expenses for cable, telex and fax transmissions and for delivery of securities;
•taxes and duties upon the transfer of securities (i.e., when shares are deposited or withdrawn from deposit); and
•fees and expenses incurred in connection with the delivery or servicing of shares on deposit.
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
Fees and Payments from the Depositary to Us
In 2025, we received the following payments, after deduction of applicable U.S. taxes, from the depositary:

Reimbursement of NYSE listing fees	$818,419
Reimbursement of SEC filing fees	$—
Reimbursement of proxy process expenses (printing, postage and distribution)	$352,782.42
Reimbursement of legal fees	$20,968
Contributions toward our investor relations efforts (including non-deal roadshows, investor conferences and investor relations agency fees)	$—

PART II
Item 13.  Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.  Controls and Procedures
Disclosure Controls and Procedures
Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, utilizing the criteria discussed in the Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte Anjin, an independent registered public accounting firm, which also audited our consolidated financial statements as of, and for the year ended December 31, 2025, as stated in their report which is included herein, has issued an attestation report on the effectiveness of our internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
The attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is furnished in Item 18 of this Form 20-F.
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16.  [Reserved]
Item 16A.  Audit Committee Financial Expert
Our Audit Committee is comprised of Jin-Sug Suh, Seung Hoon Lee, Seongcheol Kim and Myung Sook Kwon. The board of directors has determined that Jin-Sug Suh is the financial expert of the Audit Committee. Jin-Sug Suh is independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

Item 16B.  Code of Ethics
We have adopted a code of ethics, as defined in Item 16B. of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions, as well as to our directors, other officers and employees. Our code of ethics is available on our web site at corp.kt.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.
Item 16C.  Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by Deloitte Anjin for the fiscal years ended December 31, 2024 and 2025.

	For the Year Ended December 31,
	2024	2025
	(In millions)
Audit fees (1)	₩ 6,806	₩ 7,666
Tax fees (2)	19	—
All other fees	585	405
Total fees	7,410	8,071
_______________________
(1)Audit fees consist of fees for the annual audit and quarterly review services engagement and issuance of comfort letters.
(2)Tax fees consist of fee for tax services which are mainly the preparation of tax returns or non-recurring tax compliance review of original or amended tax returns.
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
Item 16D.  Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth the repurchases of ordinary shares by us or any affiliated purchasers during 2025:

Period	Total Number of Shares Purchased		Average Price Paid per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans		Approximate Value of Shares that May Yet Be Purchased Under the Plans (In billions of Won)
January 1 to January 31	—		₩ —	—		₩ —
February 1 to February 29	160,000		47,508	160,000		242.4
March 1 to March 31	699,938		49,510	699,938		207.7
April 1 to April 30	1,100,000		48,699	1,100,000		154.2
May 1 to May 31	950,000		51,644	950,000		105.1
June 1 to June 30	949,200		51,598	949,200		56.1
July 1 to July 31	981,372		57,202	981,372		—
August 1 to August 31	7		54,743	7		—
September 1 to September 30	—		—	—		—
October 1 to October 31	—		—	—		—
November 1 to November 30	—		—	—		—
December 1 to December 31	—		—	—		—
Total	4,840,517	—	51,647	4,840,517	—	—
Item 16F.  Change in Registrant’s Certifying Accountant
On April 8, 2025, our Audit Committee approved the appointment of Samil PricewaterhouseCoopers as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal years ending December 31, 2026, 2027 and 2028, subject to the completion of the consolidated financial statements for the fiscal year ending December 31, 2025. Deloitte Anjin, our former independent registered public accounting firm (including for the fiscal years ending December 31, 2023, 2024 and 2025), was dismissed effective on April 29, 2026, the date of completion of its audit of our financial statements for the fiscal year ending December 31, 2025 and the issuance of its report thereon. Samil PricewaterhouseCoopers was engaged on March 13, 2026 as our principal accountant to audit our consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

The decision of our Audit Committee to appoint Samil PricewaterhouseCoopers as our principal accountant to audit our financial statements prepared in accordance with IFRS, as issued by the IASB, was attributable to the completion of the three-year mandatory auditor designation period under the Act on External Audit of Stock Companies. Under this Act, a publicly listed Korean company that has engaged an external auditor of its choice for six consecutive years is required to replace such auditor with one designated by the Financial Services Commission for a subsequent period of three consecutive years. As the auditor designated under this mandatory designation period, Deloitte Anjin was not eligible to be reappointed as our external auditor for the fiscal year ending December 31, 2026. Upon the completion of this mandatory designation period, we became eligible to freely appoint our external auditor, and accordingly, our Audit Committee independently selected and appointed Samil PricewaterhouseCoopers.

Deloitte Anjin’s reports on our consolidated financial statements for each of the two most recent fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through April 29, 2026, there were: (i) no disagreements between us and Deloitte Anjin on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte Anjin, would have caused Deloitte Anjin to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements; and (ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through April 29, 2026, neither we nor anyone on our behalf consulted Samil PricewaterhouseCoopers regarding either (i) the application of IFRS as issued by the IASB to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements (and neither a written report nor oral advice was provided to us that Samil PricewaterhouseCoopers concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue under IFRS, as issued by the IASB) or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided a copy of the disclosure in this Item 16F to Deloitte Anjin and requested that Deloitte Anjin furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of Deloitte Anjin's letter dated April 29, 2026 is filed as Exhibit 15.1 to this annual report for the fiscal year ended December 31, 2025.

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
The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and 7 out of 9 directors are outside directors.

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
We currently have three equity compensation plans: one providing for restricted stock units to officers and non-executive directors and employees as compensation for management performance, aimed at enhancing corporate value, along with stock grants for outside directors as part of their compensation; another providing for performance bonuses to employees that are payable in cash or common shares based on election by the employees; and an employee stock ownership association program.
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
We have adopted Corporate Governance Guidelines setting forth our practices with respect to corporate governance matters. Our Corporate Governance Guidelines are in compliance with Korean law but do not meet all requirements established by the New York Stock Exchange for U.S. companies listed on the exchange. A copy of our Corporate Governance Guidelines in Korean is available on our website at https://corp.kt.com/.

Code of Business Conduct and Ethics

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for executive officers.	We have adopted a Code of Ethics for all directors, officers and employees. A copy of our Code of Ethics in Korean is available on our website at https://corp.kt.com/.

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
We actively engage in various activities to protect our network infrastructure from cybersecurity threats and to ensure that our customers can use the Internet safely. We believe we are the first Korean telecommunications company to deploy security measures to all overseas interconnection network sections utilized by us in order to preemptively block abnormal traffic from both domestic and international sources. Our technical measures also include:
•operation of a comprehensive security control system to protect against and monitor suspected hacking and abnormal behaviors in real-time;
•operation of the IT/ Network Integrated Cyber Security Center, a non-stop comprehensive response system;
•digital rights management to control access to copyrighted materials; and
•encryption of personal information and control database commands.
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
Despite these measures, we have experienced cyber-attacks of varying degrees from time to time, including the theft of personal information of our subscribers by third parties, which has led to lawsuits and administrative actions against us alleging that the leak was related to our mismanagement of subscribers’ personal information. In particular, in December 2025, the MSIT released the final results of a joint public-private investigation concluding that deficiencies in our femtocell management enabled unauthorized access to the information of subscribers who have previously been connected to an illegal femtocell. According to the investigation, these incidents resulted in unauthorized micropayment transactions affecting 368 customers, with total damages of approximately W243 million, and the leakage of personal information of approximately 22,227 subscribers, including phone numbers, IMSI numbers and IMEI numbers. The investigation also identified malware infections affecting 94 of our servers. Authorities further determined that certain security configurations were insufficient and that our notifications to regulatory authorities regarding these incidents were delayed. In addition, we are subject to an ongoing investigation by the PIPC regarding the timing and circumstances of these incidents. As a result, we are currently unable to reasonably estimate any obligations that may arise in connection with this matter. See Note 20(19) of the notes to the Consolidated Financial Statements.

The MSIT concluded that we did not meet our contractual and statutory obligations to provide secure telecommunications services and announced that it may impose administrative fines under the Information and Communications Network Act, the Personal Information Protection Act and other applicable laws. The MSIT advised us to waive early termination fees for subscribers who elect to terminate their service contracts and ordered us to submit and implement corrective measures within specified timelines, with implementation to be verified by June 2026. Following this incident, our Board of Directors resolved to waive early termination fees for the period from December 31, 2025 to January 13, 2026, during which over 233,000 subscribers terminated their service contracts, resulting in a decline in our total subscriber base and market share. We expect that such terminations will have an adverse effect on our results of operations in 2026. We plan to mitigate the potential financial impact through customer retention and acquisition efforts, such as personalized marketing initiatives supported by AI-based data analytics. In addition, we are implementing measures to prevent recurrence of such incidents, including enhancements to our organizational oversight and governance, system upgrades and strengthened management of femtocell operations. As of the date hereof, we have fully compensated subscribers affected by unauthorized payments arising from illegal femtocell activity, and no class actions or similar collective proceedings have been initiated against us in connection with this incident. However, no assurance can be made that certain of our customers will not pursue additional legal actions to seek alleged damages against us in connection with this incident.

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

Governance
Management
The cybersecurity risk management processes described above are managed by the Chief Information Security Officer, who reports directly to, and operates under the supervision of, our Chief Executive Officer. Our current Chief Information Security Officer has served in this role since April 1, 2026. He has over 30 years of experience in the information technology and information security fields, including significant experience in the financial sector, where he has held various senior roles in information security and information technology. Our Chief Information Security Officer is supported by the company at the highest levels and regularly collaborates with information security managers from each division.

Our Chief Information Security Officer oversees company-wide information security activities and serves as the chairperson of the Information Security Committee, which discusses the latest trends in cybersecurity, risks identified, security measures implemented, coordination of security protocols among various business divisions, and effectiveness of such security protocols. The Information Security Committee annually reviews and approves our cybersecurity risk management processes. In addition, starting in 2022, we have been strengthening our risk detection and response capabilities by consolidating the enterprise risk management of the KT Group through collaborative measures such as implementing a bi-weekly working council with regional headquarters, business divisions and member companies of the KT Group.

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

2.4	Description of common stock (see Item 10.B. Memorandum and Articles of Association)

2.5*	Description of American Depositary Shares (incorporated herein by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2020)

8.1	List of subsidiaries of KT Corporation

11.1*	Insider Trading Policy (English translation) (incorporated herein by reference to Exhibit 11.1 of the Registrant's Annual Report on Form 20-F filed on April 29, 2025)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of Deloitte Anjin dated April 29, 2026

97.1*
Regulation on Recovery of Erroneously Awarded Compensation to Executive Officers (incorporated herein by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20-F filed on April 30, 2024)

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, has been formatted in Inline XBRL
________________________
*Filed previously.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KT CORPORATION
(Registrant)

/s/ Yoon Young Park
Name:	Yoon Young Park
Title:	Representative Director and Chief Executive Officer
Date: April 29, 2026

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of KT Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of KT Corporation and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Mobile services revenue and handset revenue for mobile services (“Mobile revenue”) – Refer to Notes 2 and 26 to the consolidated financial statements
Critical Audit Matter Description
As described in Note 2.24 to the financial statements, the Company recognizes handset revenue for mobile services at the point in time when control of the handset is transferred to the customer. The Company recognizes telecommunication services revenue over the estimated periods of each service by transferring promised services to customers. Due to the large volume of low-dollar transactions with customers, the Company needs complex and elaborate information technology systems to accurately record mobile revenue.
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
•During the audit planning phase, we obtained an understanding of the Company’s accounting policies and processes related to Mobile revenue recognition.
•We performed procedures to obtain an understanding of the IT systems used throughout Mobile revenue recording process—including the aggregation of the usage of voice, messaging, and data, as well as, rating and billing—and performed tests of the general information technology controls over those systems.
•We performed tests of relevant manual and automated controls across the end-to-end Mobile revenue recording process.
•To verify the occurrence and accuracy of Mobile revenue, we selected samples to examine the contractual terms agreed between the Company and its customers and reconciled billed amounts to amounts collected.
•To verify the occurrence and accuracy of mobile services revenue, we performed substantive analytical procedures using mobile services revenue by pricing plan and subscriber count information.
/s/ Deloitte Anjin LLC
Seoul, Korea
April 29, 2026
We have served as the Company’s auditor since 2023.

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2024 and 2025

(In millions of Korean won)	Notes	December 31, 2024	December 31, 2025

Assets

Current assets
Cash and cash equivalents	4,5,38	₩ 3,716,680	₩ 3,506,971
Trade and other receivables, net	4,6,38	6,147,456	5,845,149
Other financial assets	4,7,38	1,344,248	1,626,982
Current income tax assets		1,213	9,875
Inventories, net	8	1,054,671	504,830
Current assets held-for-sale	10	—	4,316
Other current assets	9	2,102,131	2,568,108
Total current assets		14,366,399	14,066,231
Non-current assets
Trade and other receivables, net	4,6,38	1,540,727	2,069,139
Other financial assets	4,7,38	2,759,170	3,362,916
Property and equipment, net	11	14,825,814	14,258,472
Right-of-use assets	21	1,212,770	1,538,117
Investment properties, net	12,38	2,299,616	2,872,049
Intangible assets, net	13	1,862,740	1,556,621
Investments in associates and joint ventures	14	1,562,232	1,563,946
Deferred income tax assets	30	679,948	672,957
Net defined benefit assets	18	49,351	71,840
Other non-current assets	9	843,991	1,017,830
Total non-current assets		27,636,359	28,983,887
Total assets		₩ 42,002,758	₩ 43,050,118

KT Corporation and Subsidiaries
Consolidated Statements of Financial Position (Continued)
As of December 31, 2024 and 2025

(In millions of Korean won)	Notes	December 31, 2024	December 31, 2025

Liabilities

Current liabilities
Trade and other payables	4,15,38	₩ 7,394,791	₩ 6,868,707
Borrowings	4,16,38	3,904,752	2,499,539
Other financial liabilities	4,7,38	351,632	526,093
Current income tax liabilities		123,145	237,613
Provisions	17	112,530	312,811
Deferred revenue	26	62,247	62,175
Other current liabilities	9	2,077,426	1,328,583
Total current liabilities		14,026,523	11,835,521
Non-current liabilities
Trade and other payables	4,15,38	578,409	328,269
Borrowings	4,16,38	6,615,938	8,286,033
Other financial liabilities	4,7,38	722,517	592,599
Defined benefit liabilities, net	18	128,457	85,631
Provisions	17	111,877	105,074
Deferred revenue	26	148,960	140,615
Deferred income tax liabilities	30	919,996	1,151,424
Other non-current liabilities	9	782,520	1,108,141
Total non-current liabilities		10,008,674	11,797,786
Total liabilities		24,035,197	23,633,307
Equity
Share capital	22	1,564,499	1,564,499
Share premium		1,440,258	1,440,258
Retained earnings	23	13,750,788	14,923,120
Accumulated other comprehensive income	24	63,729	563,279
Other components of equity	24	(637,560)	(876,715)
Equity attributable to owners of the Controlling Company		16,181,714	17,614,441
Non-controlling interest		1,785,847	1,802,370
Total equity		17,967,561	19,416,811
Total liabilities and equity		₩ 42,002,758	₩ 43,050,118
The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Profit or Loss
Years ended December 31, 2023, 2024 and 2025

(In millions of Korean won)	Notes	2023	2024	2025

Operating revenue and other income	26	₩ 26,595,245	₩ 26,724,473	₩ 28,547,908
Revenue		26,287,201	26,379,644	28,253,193
Other income	27	308,044	344,829	294,715
Operating expenses	28	25,166,796	26,084,415	26,019,250
Operating profit		1,428,449	640,058	2,528,658
Finance income	29	486,277	917,650	626,582
Finance costs	29	(568,682)	(994,781)	(771,797)
Share of net profits of associates and joint ventures	14	(43,424)	8,587	17,919
Profit before income tax		1,302,620	571,514	2,401,362
Income tax expense	30	330,438	164,845	576,816
Profit for the year		₩ 972,182	₩ 406,669	₩ 1,824,546
Profit for the year attributable to:
Owners of the Controlling Company		₩ 993,325	₩ 459,861	₩ 1,718,814
Non-controlling interest		₩ (21,143)	₩ (53,192)	₩ 105,732
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	31	₩ 3,982	₩ 1,870	₩ 7,074
Diluted earnings per share	31	₩ 3,977	₩ 1,868	₩ 7,068
The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
Years ended December 31, 2023, 2024 and 2025

(In millions of Korean won)
	Notes	2023	2024	2025

Profit for the year		₩ 972,182	₩ 406,669	₩ 1,824,546
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18	(137,465)	(117,057)	16,346
Shares of remeasurement gain (loss) of associates and joint ventures		(105)	(490)	45
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	4	121,271	(8,600)	456,175
Items that may be subsequently reclassified to profit or loss:
Gain(loss) on valuation of debt instruments at fair value through other comprehensive income	4	534	998	918
Valuation gain (loss) on cash flow hedge	4,7	15,329	272,802	31,010
Other comprehensive income (loss) from cash flow hedges reclassified to profit (loss)	4	(37,942)	(285,954)	25,632
Share of other comprehensive income (loss) from associates and joint ventures		21,595	4,011	(8,848)
Exchange differences on translation of foreign operations		24,230	44,095	(31,000)
Total other comprehensive income		7,447	(90,195)	490,278
Total comprehensive income for the year		₩ 979,629	₩ 316,474	₩ 2,314,824
Total comprehensive income for the year attributable to:
Owners of the Controlling Company		996,999	343,854	2,231,073
Non-controlling interest		(17,370)	(27,380)	83,751
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity
Years ended December 31, 2023, 2024 and 2025

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income	Other components of equity	Total	Non-controlling interest	Total equity
Balance as at January 1, 2023		₩ 1,564,499	₩ 1,440,258	₩ 14,255,316	₩ (77,776)	₩ (572,152)	₩ 16,610,145	₩ 1,802,551	₩ 18,412,696

Comprehensive income
Profit for the year		—	—	993,325	—	—	993,325	(21,143)	972,182
Remeasurements of net defined benefit liabilities	18,30	—	—	(126,613)	—	—	(126,613)	(10,852)	(137,465)
Share of gain(loss) on remeasurements of associates and joint ventures		—	—	(118)	—	—	(118)	13	(105)
Share of other comprehensive income of associates and joint ventures		—	—	—	15,775	—	15,775	5,820	21,595
Valuation loss on cash flow hedge	4,30	—	—	—	(22,252)	—	(22,252)	(361)	(22,613)
Gain(loss) on valuation of financial instruments at fair value through other comprehensive income	4,30	—	—	222	126,028	—	126,250	(4,445)	121,805
Exchange differences on translation of foreign operations		—	—	—	10,632	—	10,632	13,598	24,230
Total comprehensive income for the year		—	—	866,816	130,183	—	996,999	(17,370)	979,629

Transactions with owners
Dividends paid by the Controlling Company	32	—	—	(501,844)	—	—	(501,844)	—	(501,844)
Dividends paid to non-controlling interest of subsidiaries		—	—	—	—	—	—	(24,964)	(24,964)
Acquisition and disposition of businesses		—	—	—	—	—	—	(79,134)	(79,134)
Changes in ownership interest in subsidiaries		—	—	—	—	216,841	216,841	128,526	345,367
Appropriations of loss on disposal of treasury stock		—	—	(44,421)	—	44,421	—	—	—
Acquisition of treasury stock		—	—	—	—	(300,243)	(300,243)	—	(300,243)
Disposal of treasury stock		—	—	—	—	4,463	4,463	—	4,463
Retirement of treasury stock		—	—	(100,000)	—	100,000	—	—	—
Recognition of the obligation to purchase its own equity		—	—	—	—	(298,196)	(298,196)	—	(298,196)
Others		₩ —	₩ —	₩ —	₩ —	₩ 2,448	₩ 2,448	₩ 2,352	₩ 4,800
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2023, 2024 and 2025

Subtotal	—		—		(646,265)		—		(230,266)		(876,531)		26,780		(849,751)
Balance as at December 31, 2023	₩	1,564,499	₩	1,440,258	₩	14,475,867	₩	52,407	₩	(802,418)	₩	16,730,614	₩	1,811,961	₩	18,542,575
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2023, 2024 and 2025

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income	Other components of equity	Total	Non-controlling interest	Total equity
Balance as at January 1, 2024		₩ 1,564,499	₩ 1,440,258	₩ 14,475,867	₩ 52,407	₩ (802,418)	₩ 16,730,614	₩ 1,811,961	₩ 18,542,575

Comprehensive income
Profit for the year		—	—	459,861	—	—	459,861	(53,192)	406,669
Remeasurements of net defined benefit liabilities	18,30	—	—	(113,423)	—	—	(113,423)	(3,634)	(117,057)
Share of gain(loss) on remeasurements of associates and joint ventures		—	—	(482)	—	—	(482)	(8)	(490)
Share of other comprehensive income of associates and joint ventures		—	—	—	3,723	—	3,723	288	4,011
Valuation loss on cash flow hedge	4,30	—	—	—	(12,817)	—	(12,817)	(335)	(13,152)
Gain(loss) on valuation of financial instruments at fair value through other comprehensive income	4,30	—	—	(13,424)	6,917	—	(6,507)	(1,095)	(7,602)
Exchange differences on translation of foreign operations		—	—	—	13,499	—	13,499	30,596	44,095
Total comprehensive income for the year		—	—	332,532	11,322	—	343,854	(27,380)	316,474

Transactions with owners
Dividends paid by the Controlling Company	32	—	—	(482,970)	—	—	(482,970)	—	(482,970)
Interim Dividends paid by the Parent Company	32	—	—	(368,685)	—	—	(368,685)	—	(368,685)
Dividends paid to non-controlling interest of subsidiaries		—	—	—	—	—	—	(20,578)	(20,578)
Change in Consolidation Scope		—	—	—	—	—	—	20	20
Changes in ownership interest in subsidiaries		—	—	—	—	(20,367)	(20,367)	22,181	1,814
Acquisition of treasury stock		—	—	—	—	(27,100)	(27,100)	—	(27,100)
Disposal of treasury stock		—	—	—	—	4,009	4,009	—	4,009
Retirement of treasury stock		—	—	(205,956)	—	205,956	—	—	—
Others		—	—	—	—	2,360	2,360	(357)	2,003
Subtotal		—	—	(1,057,611)	—	164,858	(892,753)	1,266	(891,487)
Balance as at December 31, 2024		1,564,499	1,440,258	13,750,788	63,729	(637,560)	16,181,714	1,785,847	17,967,561
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2023, 2024 and 2025

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income	Other components of equity	Total	Non-controlling interest	Total equity
Balance as at January 1, 2025		₩ 1,564,499	₩ 1,440,258	₩ 13,750,788	₩ 63,729	₩ (637,560)	₩ 16,181,714	₩ 1,785,847	₩ 17,967,561

Comprehensive income
Profit for the year		—	—	1,718,814	—	—	1,718,814	105,732	1,824,546
Remeasurements of net defined benefit liabilities	18,30	—	—	12,961	—	—	12,961	3,385	16,346
Share of gain(loss) on remeasurements of associates and joint ventures		—	—	22	—	—	22	23	45
Share of other comprehensive income of associates and joint ventures		—	—	—	(5,178)	—	(5,178)	(3,670)	(8,848)
Valuation loss on cash flow hedge	4,30	—	—	—	56,284	—	56,284	358	56,642
Gain(loss) on valuation of financial instruments at fair value through other comprehensive income	4,30	—	—	(274)	459,032	—	458,758	(1,665)	457,093
Exchange differences on translation of foreign operations		—	—	—	(10,588)	—	(10,588)	(20,412)	(31,000)
Total comprehensive income for the year		—	—	1,731,523	499,550	—	2,231,073	83,751	2,314,824

Transactions with owners
Dividends paid by the Controlling Company	32	—	—	(122,836)	—	—	(122,836)	—	(122,836)
Interim Dividends paid by the Parent Company	32	—	—	(436,298)	—	—	(436,298)	—	(436,298)
Dividends paid to non-controlling interest of subsidiaries		—	—	—	—	—	—	(18,672)	(18,672)
Change in Consolidation Scope		—	—	—	—	—	—	(42,689)	(42,689)
Changes in ownership interest in subsidiaries		—	—	—	—	3,869	3,869	(11,639)	(7,770)
Appropriations of loss on disposal of treasury stock		—	—	(57)	—	57	—	—	—
Acquisition of treasury stock		—	—	—	—	(250,000)	(250,000)	—	(250,000)
Disposal of treasury stock		—	—	—	—	4,075	4,075	—	4,075
Others		—	—	—	—	2,844	2,844	5,772	8,616
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Changes in Equity (Continued)
Years ended December 31, 2023, 2024 and 2025

Subtotal	—		—		(559,191)		—		(239,155)		(798,346)		(67,228)		(865,574)
Balance as at December 31, 2025	₩	1,564,499	₩	1,440,258	₩	14,923,120	₩	563,279	₩	(876,715)	₩	17,614,441	₩	1,802,370	₩	19,416,811
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2023, 2024 and 2025

(In millions of Korean won)
	Notes	2023	2024	2025
Cash flows from operating activities
Cash generated from operations	33	₩ 5,747,195	₩ 5,349,248	₩ 5,299,428
Interest paid		(361,741)	(394,162)	(402,713)
Interest received		360,614	385,672	360,730
Dividends received		60,987	75,613	81,053
Income tax paid		(303,766)	(350,575)	(396,765)
Net cash inflow from operating activities		5,503,289	5,065,796	4,941,733
Cash flows from investing activities
Collection of loans		53,885	34,510	33,406
Loans granted		(37,771)	(30,099)	(52,837)
Disposal of financial assets at fair value through profit or loss		90,487	122,497	96,309
Disposal of financial assets at amortized cost		1,543,663	1,633,074	894,655
Disposal of financial assets at fair value through other comprehensive income		306	37,134	3,343
Disposal of investments in associates and joint ventures		6,890	21,981	13,480
Acquisition of investments in associates and joint ventures		(106,389)	(49,399)	(21,209)
Disposal of property and equipment, and investment properties		100,348	103,295	57,893
Acquisition of property and equipment, and investment properties		(3,692,972)	(2,909,481)	(3,596,545)
Acquisition of financial assets at fair value through profit or loss		(220,989)	(172,476)	(66,948)
Acquisition of financial assets at amortized cost		(1,875,525)	(1,187,651)	(1,523,495)
Acquisition of financial assets at fair value through other comprehensive income		(10,267)	(400)	(100,145)
Disposal of intangible assets		7,078	6,955	5,924
Disposal of right-of-use assets		529	186	736
Settlement of derivative assets and liabilities		4,888	—	4,256
Acquisition of intangible assets		(478,685)	(438,653)	(444,214)
Acquisition of right-of-use assets		(1,065)	(16,447)	(203)
Acquisition of businesses		(51,561)	(10,310)	(3)
Disposal of businesses		46,642	9,847	177,286
Net cash outflow from investing activities		(4,620,508)	(2,845,437)	(4,518,311)
Cash flows from financing activities	34
Proceeds from borrowings and debentures		5,381,231	4,597,704	5,749,966
Repayments of borrowings and debentures		(5,275,113)	(4,732,931)	(5,323,810)
Settlement of derivative assets and liabilities, net		48,183	81,443	136,490
Cash inflow from issuance of shares to NCI		632,776	812	19,220
Cash outflow from issuance of shares to NCI		(7,988)	(32,124)	(3,766)
Cash inflow from other financing activities		2,082	10,442	36,994
Dividends paid to shareholders		(526,826)	(872,350)	(577,806)
Acquisition of treasury stock		(300,086)	(27,100)	(250,000)
Cash outflow from other financing activities		—	(922)	(749)
Cash outflow under derivatives contracts		—	(855)	(6,036)
Repayment of leases liabilities		(407,051)	(414,172)	(411,959)
Net cash outflow from financing activities		(452,792)	(1,390,053)	(631,456)
Effect of exchange rate change on cash and cash equivalents		503	6,820	(1,675)
Net increase (decrease) in cash and cash equivalents		430,492	837,126	(209,709)
Cash and cash equivalents
Beginning of the year	5	2,449,062	2,879,554	3,716,680
End of the year	5	₩ 2,879,554	₩ 3,716,680	₩ 3,506,971
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

1.    General Information
The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company,” by consolidating 78 subsidiaries (collectively referred to as the “Group”), including BC Card Co., Ltd. Further details are provided in Note 1.2. The terms “Controlling Company” and “Subsidiaries” used in the note are adopted from International Financial Reporting Standards (“IFRS”) 10 - Consolidated Financial Statements.
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
In 2002, the Controlling Company acquired all government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2025, the Korean government no longer owns any shares in the Controlling Company.
1.2    Consolidated Subsidiaries
(1) The consolidated subsidiaries as of December 31, 2024 and 2025, are as follows:

			Controlling Interest[1] (%)
Subsidiary	Type of business	Location	December 31, 2024	December 31, 2025	Closing month
KT Telecop Co., Ltd.	Security service	Korea	92.7%	92.7%	December
KT Alpha Co., Ltd. [4]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	78.9%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	97.8%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [4]	Payment security service for credit card, others	Korea	72.2%	72.2%	December

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

			Controlling Interest[1] (%)
Subsidiary	Type of business	Location	December 31, 2024	December 31, 2025	Closing month
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT GENIE Music Corporation (formerly GENIE Music Corporation) [2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite TV	Korea	50.5%	50.5%	December
KT ENA Co., Ltd. (formerly Skylife TV Co., Ltd.)	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate, and consulting services	Korea	100.0%	100.0%	December
KT GDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
KT Nasmedia Co., Ltd. (formerly Nasmedia Co., Ltd.) [2,4]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	33.3%	33.4%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December
Next Connect PFV Co., Ltd.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network install management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

			Controlling Interest[1] (%)
Subsidiary	Type of business	Location	December 31, 2024	December 31, 2025	Closing month
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
KT Huimangjieum Co., Ltd.	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KTHS Corporation (formerly KHS Corporation)	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
KT HCN Co., Ltd. (formerly HCN Co., Ltd.)	Cable television service	Korea	100.0%	100.0%	December
KT Millie Seojae (formerly Millie Seojae) [2]	Book contents service	Korea	38.7%	38.4%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	68.8%	68.8%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
KT Altimedia Corporation (formerly Altimedia Corporation)	Software development and delivery	Korea	100.0%	100.0%	December
KT Altimidia B.V. (formerly Altimidia B.V.)	Software development and delivery	Netherlands	100.0%	100.0%	December
KT Altimidia Vietnam (formerly Altimidia Vietnam)	Software development and delivery	Vietnam	100.0%	100.0%	December
BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

			Controlling Interest[1] (%)
Subsidiary	Type of business	Location	December 31, 2024	December 31, 2025	Closing month
KT DX VIETNAM COMPANY LIMITED	Software development	Vietnam	100.0%	100.0%	December
kt Cloud Co., Ltd.	Information and communications development	Korea	92.7%	92.6%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Open cloud lab Co., Ltd.	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KT Living, Inc.	Residential building management	Korea	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [3]	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	93.9%	98.3%	December
BC Strategic Investment Fund 2	Investment fund	Korea	100.0%	100.0%	December
K-Logis Hwaseong Inc.	Residential building development and supply	Korea	80.0%	80.0%	December
kt netcore. Co. Ltd.	Telecommunication facility maintenance and service business	Korea	100.0%	100.0%	December
kt p&m Co., Ltd.	Information and communications development and Electrical design corporation	Korea	100.0%	100.0%	December
Seongsu269 Development PFV Co, Ltd	Investment fund	Korea	—	85.2%	December
Gangnam Station 1307 PFV Co., Ltd.	Investment fund	Korea	—	60.3%	December
1Sum of the interests owned by the Controlling Company and subsidiaries.
2Although the Controlling Company owns less than 50% of the interest in KT Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.), KTCS Corporation, KTIS Corporation, KT Millie Seojae (formerly. Millie Seojae), and KT GENIE Music Corporation (formerly. GENIE Music Corporation), these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders’ meetings.
3Although the Controlling Company owns less than 50% interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the Controlling Company.
4The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(2)Changes in Scope of Consolidation
Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2025:

Changes	Location	Name of subsidiary	Reason
Included	Korea	Seongsu269 Development PFV Co, Ltd	Newly established
Included	Korea	Townboard Co., Ltd.	Spin-off
Included	Korea	Gangnam Station 1307 PFV Co., Ltd.	Newly established
Excluded	Korea	KT Linkus Co., Ltd.	Merged
Excluded	Korea	KT Music Contents Fund No.2	Liquidated
Excluded	Korea	Initech Co., Ltd.	Shares disposed
Excluded	Korea	PlayD Co., Ltd.	Shares disposed
Excluded	Thailand	Nasmedia Thailand Co.Ltd.	Shares disposed
Excluded	Korea	Townboard Co., Ltd.	Shares disposed
Excluded	Korea	H&C Network	Merged
Excluded	Russia	KT RUS LLC	Liquidated

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(3)    Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2023, 2024 and 2025, is as follows:

(In millions of Korean won)	December 31, 2023		2023[3]
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period
KT Linkus Co., Ltd.	64,178	63,452	81,645	821
KT Telecop Co., Ltd.	375,596	235,947	527,015	5,728
KT Alpha Co., Ltd.	443,639	191,254	437,308	19,352
KT Service Bukbu Co., Ltd.	63,760	55,360	242,119	1,212
KT Service Nambu Co., Ltd.	71,576	58,745	291,170	1,354
BC Card Co., Ltd. [1]	6,352,878	4,722,432	4,027,450	76,545
H&C Network	81,107	4,863	27,205	1,814
KT Nasmedia Co., Ltd. [1]	513,311	262,336	147,934	17,703
KTDS Co., Ltd. [1]	393,667	202,067	727,477	33,971
KT M&S Co., Ltd.	258,477	209,075	695,856	3,783
KT MOS Bukbu Co., Ltd.	50,750	28,431	101,428	8,457
KT MOS Nambu Co., Ltd.	46,839	26,012	101,422	5,749
KT Skylife Co., Ltd. [1]	1,220,842	479,369	1,034,342	(109,407)
KT Estate Inc. [1]	2,746,546	1,121,970	511,018	871
KT GDH Co., Ltd.	7,760	1,501	4,346	648
KT Sat Co., Ltd.	699,607	88,524	182,274	30,502
KT Sports Co., Ltd.	26,615	11,299	66,309	(12,386)
KT Music Contents Fund No.2	5,558	1,772	534	(992)
KT M Mobile Co., Ltd.	176,838	69,317	301,049	5,605
KT Investment Co., Ltd. [1]	83,638	57,420	24,976	2,180
KTCS Corporation [1]	434,900	234,850	1,035,911	15,804
KTIS Corporation	447,609	243,519	593,162	13,922
Next Connect PFV	946,687	629,809	—	(29,889)
KT Japan Co., Ltd. [1]	2,015	3,341	2,793	(110)
KT America, Inc.	6,013	701	8,928	133
KT Rwanda Networks Ltd. [2]	134,847	313,787	26,788	(57,628)
AOS Ltd. [2]	10,763	1,983	8,287	128
KT Hong Kong Telecommunications Co., Ltd.	11,142	5,121	19,373	143
KT Huimangjieum [1]	8,073	2,715	17,687	1,012
KT Engineering Co., Ltd.	160,243	104,005	262,063	5,327
KT Studio Genie Co., Ltd. [1]	989,187	259,413	542,955	13,507
Lolab Co., Ltd.	42,744	37,838	173,035	(12,938)
East Telecom LLC [1]	48,483	22,632	30,350	7,723
KT ES Pte. Ltd. [1]	117,009	90,392	87,865	(124,850)
KTP SERVICES INC.	2,967	919	671	235
KT Altimedia Corporation [1]	48,381	12,374	45,035	7,352
KT RUS LLC	501	10	1	(378)
KT DX VIETNAM COMPANY LIMITED	1,694	102	82	(207)
kt cloud Co., Ltd. [1]	1,983,972	503,241	679,825	63,956
KT HEALTHCARE VINA COMPANY LIMITED	12,730	439	—	(721)
K-Realty Qualified Private Real Estate Investment Trust No. 1	80,266	50,693	4,682	(1,037)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,202	62	16	(248)
1These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

2Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
3Profit or loss is included from the date of acquisition of control to the end of the reporting period.

(In millions of Korean won)	December 31, 2024		2024[3]
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period
KT Linkus Co., Ltd.	₩ 54,247	₩ 55,750	₩ 79,171	₩ (1,726)
KT Telecop Co., Ltd.	400,437	253,509	532,687	8,793
KT Alpha Co., Ltd.	464,180	201,902	421,191	20,682
KT Service Bukbu Co., Ltd.	56,706	56,846	228,816	(6,665)
KT Service Nambu Co., Ltd.	57,827	51,826	285,634	(5,881)
BC Card Co., Ltd. [1]	5,961,047	4,196,724	3,806,858	141,149
H&C Network	59,808	5,039	26,188	1,868
KT Nasmedia Co., Ltd. [1]	492,782	252,707	143,639	(3,884)
KTDS Co., Ltd. [1]	388,812	179,630	721,962	34,883
KT M&S Co., Ltd.	261,539	193,526	807,735	19,681
KT MOS Bukbu Co., Ltd.	50,262	32,012	103,410	1,287
KT MOS Nambu Co., Ltd.	51,458	28,427	103,765	3,719
KT Skylife Co., Ltd. [1]	1,040,188	463,594	1,026,644	(156,033)
KT Estate Inc. [1]	2,740,463	1,099,622	555,984	24,290
KT GDH Co., Ltd.	7,998	1,462	3,977	303
KT Sat Co., Ltd.	733,574	92,877	188,412	30,741
KT Sports Co., Ltd.	23,299	7,435	83,888	859
KT Music Contents Fund No. 2	5,508	1,589	199	134
KT M Mobile Co., Ltd.	195,196	74,570	347,933	13,142
KT Investment Co., Ltd. [1]	84,369	56,721	19,355	1,621
KTCS Corporation [1]	435,066	232,129	1,122,264	6,814
KTIS Corporation	469,932	261,826	604,479	11,862
Next Connect PFV	1,429,260	1,133,891	137	(21,508)
KT Japan Co., Ltd. [1]	1,750	3,289	2,897	(180)
KT America, Inc.	6,843	614	7,445	192
KT Rwanda Networks Ltd. [2]	131,362	341,313	21,624	(21,025)
AOS Ltd. [2]	14,305	19,422	10,768	643
KT Hong Kong Telecommunications Co., Ltd.	9,105	1,680	16,917	423
KT Huimangjieum [1]	8,854	2,275	19,285	1,338
KT Engineering Co., Ltd.	183,753	123,132	333,874	2,634
KT Studio Genie Co., Ltd. [1]	880,509	212,683	452,685	(29,364)
East Telecom LLC [1]	75,828	40,371	38,100	6,938
KT ES Pte. Ltd. [1]	78,800	59,114	93,358	(79,014)
KTP SERVICES INC.	3,257	750	718	272
KT Altimedia Corporation [1]	45,287	11,919	36,774	290
KT RUS LLC	420	—	1	(31)
KT DX VIETNAM COMPANY LIMITED	1,568	120	469	(262)
kt Cloud Co., Ltd. [1]	2,061,020	542,569	784,284	35,676
K-Realty Qualified Private Real Estate Investment Trust No. [1]	79,220	50,681	4,358	(1,034)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,903	497	531	(827)
kt netcore. Co. Ltd.	61,213	79	—	134
kt p&m	10,029	96	—	(67)
1These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

2Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
3Profit or loss is included from the date of acquisition of control to the end of the reporting period.

(In millions of Korean won)	December 31, 2025		2025[4]
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT Telecop Co., Ltd.	₩ 393,333	₩ 234,285	₩ 584,110	₩ 15,859
KT Alpha Co., Ltd.	495,896	192,822	396,085	43,644
KT Service Bukbu Co., Ltd.	59,502	53,859	236,575	1,007
KT Service Nambu Co., Ltd.	107,727	99,990	382,831	(3,102)
BC Card Co., Ltd. [1]	6,558,304	4,626,053	3,638,935	151,717
KT Nasmedia Co., Ltd. [3]	440,266	238,576	126,564	6,799
KTDS Co., Ltd. [3]	311,710	146,073	705,734	35,386
KT M&S Co., Ltd.	238,108	157,783	754,019	11,765
KT MOS Bukbu Co., Ltd.	54,039	34,830	107,283	332
KT MOS Nambu Co., Ltd.	54,657	29,236	106,986	2,480
KT Skylife Co., Ltd. [1]	975,400	413,080	989,538	585
KT Estate Inc. [1]	3,368,346	1,677,549	737,878	39,545
KT GDH Co., Ltd.	7,852	1,181	3,094	121
KT Sat Co., Ltd.	696,796	32,436	202,914	27,370
KT Sports Co., Ltd.	32,098	7,205	98,334	(532)
KT M Mobile Co., Ltd.	222,683	90,445	391,772	11,954
KT Investment Co., Ltd. [1]	73,066	43,133	10,610	2,215
KTCS Corporation [1]	470,973	245,806	1,044,653	25,107
KTIS Corporation	449,527	211,060	637,488	36,423
Next Connect PFV	967,898	279,246	1,169,552	393,282
KT Japan Co., Ltd. [1]	1,900	3,271	3,335	138
KT America, Inc.	7,080	589	8,718	464
KT Rwanda Networks Ltd. [2]	112,981	149,440	21,661	(19,212)
AOS Ltd. [2]	17,996	20,221	11,955	2,554
KT Hong Kong Telecommunications Co., Ltd.	9,942	2,202	12,599	453
KT Huimangjieum [1]	11,134	3,408	20,855	1,174
KT Engineering Co., Ltd.	153,146	95,252	283,766	(1,345)
KT Studio Genie Co., Ltd. [1]	791,790	181,688	470,814	(42,878)
East Telecom LLC [1]	88,259	39,227	42,912	10,314
KT ES Pte. Ltd. [1]	76,013	69,059	98,707	(7,196)
KTP SERVICES INC.	2,179	10	87	(198)
KT Altimedia Corporation [1]	42,655	9,300	37,927	1,402
KT DX Vietnam Company Limited	1,457	291	874	(205)
kt cloud Co., Ltd.[1]	2,659,479	1,099,355	1,001,120	38,087
K-Realty Qualified Private Real Estate Investment Trust No. 1	77,384	50,062	4,687	(1,017)
AQUA RETAIL VIETNAM COMPANY LIMITED	296	—	558	(1,037)
kt netcore. Co. Ltd.	174,021	109,253	778,341	3,632
kt p&m Co. Ltd.	32,513	19,889	72,017	2,910
1These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
2Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
3Profit or loss of subsidiary that was disposed of during the current period, from the beginning of the reporting period to the date of loss of control, is reflected

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

4Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is included.

2.    Material Accounting Policies
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
The financial statements have been prepared on a historical cost basis, except for the following:
•Certain financial assets and liabilities (including derivative instruments)
•Defined benefit pension plans – plan assets measured at fair value
The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.
2.2    Changes in Accounting Policy and Disclosures
(1) New and amended standards and interpretations adopted by the Group
The Group has the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2025.

- IAS 21 The Effects of Changes in Foreign Exchange Rates and IFRS1 First-time adoption of International Financial Reporting Standards (Amendment) – Lack of Exchangeability
The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Group
At the date of authorization of these financial statements, the Group has not applied the following new and amended IFRS standards that have been issued but are not yet effective:

- IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Amendments to Classification and measurement requirements of financial instruments
The amendments in Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) are:

Derecognition of a financial liability settled through electronic transfer
The amendments permit an entity to deem a financial liability (or part of a financial liability) that is settled using an electronic payment system to be discharged (and derecognized) before the settlement date if specified criteria are met. If an entity elects to apply this accounting policy, it must do so for all settlements made through the same electronic payment system.

Classification of financial assets

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

▪Contractual terms that are consistent with a basic lending arrangement.
The amendments provide guidance on how an entity should assess whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. This is intended to assist an entity to apply the requirements for assessing contractual cash flow characteristics to financial assets with features linked to environmental, social and governance (ESG) concerns.

•Assets with non-recourse features.
The amendments enhance the description of the term ‘non-recourse’, in particular to specify that a financial asset has non-recourse features if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specified assets.

▪Contractually linked instruments.
The amendments clarify the characteristics of contractually linked instruments that distinguish them from other transactions. Specifically, the amendments highlight that in such instruments a prioritization of payments to the holders of financial assets using multiple contractually linked instruments (tranches) is established through a waterfall payment structure, resulting in concentrations of credit risk and a disproportionate allocation of losses between the holders of different tranches. The amendments also note that not all transactions with multiple debt instruments meet the criteria of transactions with multiple contractually linked instruments. In addition, the amendments clarify that the reference to instruments in the underlying pool can include financial instruments that are not within the scope of the classification requirements.

Disclosures
▪Investments in equity instruments designated at FVTOCI.
The requirements in IFRS 7 are amended to require an entity to disclose the fair value gain or loss presented in other comprehensive income during the period, showing separately the fair value gain or loss that relates to investments derecognized in the period and the fair value gain or loss that relates to investments held at the end of the period.

▪Contractual terms that could change the timing or amount of contractual cash flows.
The amendments require an entity to disclose the contractual terms that could change the timing or amount of contractual cash flows on the occurrence (or non-occurrence) of a contingent event that does not relate directly to changes in a basic lending risks and costs. The requirements apply to each class of financial asset measured at amortized cost or FVTOCI and each class of financial liability measured at amortized cost.

The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. If an entity elects to apply these amendments for an earlier period, it is required to either:
•Apply all the amendments at the same time and disclose that fact or
•Apply only the amendments to the classification of financial assets for that earlier period and disclose that fact.

The amendments are required to be applied retrospectively, in accordance with IAS 8, with specific exceptions.

- IFRS 1 First-time adoption of International Financial Reporting Standards – Hedging accounting by a first-time adopter

For consistency with the requirements in IFRS 9, IFRS 1:B6 were amended to refer to the ‘qualifying criteria’ for hedge accounting(instead of the ‘conditions’) and to add cross-references to IFRS 9:6.4.1 to improve the understandability of IFRS 1.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- IFRS 7 Financial Instruments: Disclosures – Gain or loss on derecognition

The amendments remove an obsolete cross-reference in IFRS 7:B38 to a paragraph that had been deleted when IFRS 13 was issued and aligned the wording of this paragraph with the terms used in IFRS 13.

Guidance on implementing IFRS 7—Disclosure of deferred difference between fair value and transaction price

The amendments update IFRS 7:IG14 to make the wording of that paragraph consistent with IFRS 7:28 and improve the internal consistency of the wording in the example in IAS 7:IG14.

Guidance on implementing IFRS 7—Introduction and credit risk disclosures

The amendments add a statement to IFRS 7:IG1 clarifying that the guidance does not necessarily illustrate all the requirements in the referenced paragraphs of IFRS 7. The amendments also simplify the explanation of the aspects of the requirements that are not illustrated in IFRS 7:IG20B.
The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- IFRS 9 Financial Instruments – Derecognition of lease liabilities and Transaction price
The amendments add a cross-reference to IFRS 9:3.3.3 in IFRS 9:2.1(b)(ii) to clarify that when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply IFRS 9:3.3.3 and therefore recognize any resulting gain or loss in profit or loss.

Additionally, the amendments replace ‘their transaction price (as defined in IFRS 15)’ in IFRS 9:5.1.3 with ‘the amount determined by applying IFRS 15’ which may require a receivable to be measured at an amount that differs from the amount of the transaction price recognized as revenue. The reference to ‘transaction price’(as defined in IFRS 15) is deleted from Appendix A of IFRS 9.
The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted. An entity is required to apply the amendments to IFRS 9:2.1(b)(ii) to lease liabilities that are extinguished on or after the beginning of the annual reporting period in which the entity first applies that amendment.

- IFRS 10 Consolidated Financial Statements – Determination of ‘de facto agent’
The amendments address concerns that the requirements in IFRS 10:B73-B74 might, in some situations, be contradictory. IFRS 10:B73 refers to ‘de facto agents’ as parties acting on the investor’s behalf and states that the determination of whether other parties are acting as de facto agents requires judgement. However, the second sentence of IFRS 10:B74 includes more conclusive language and states that a party is a de facto agent when those that direct the activities of the investor have the ability to direct that party to act on the investor’s behalf. The amendments update IFRS 10:B74 to use less conclusive language and to clarify that the relationship described in IFRS 10:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.
The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- IAS 7 Statement of Cash Flows: Cost method
The amendment replaces the term ‘cost method’ with ‘at cost’ in IAS 7:37 in line with the removal of the definition of ‘cost method’ from the IFRS Accounting Standards.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted.

- IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (Amendment) - Contracts Referencing Nature-dependent Electricity
Amendments to IFRS 9 Financial Instruments
The following requirements of IFRS 9 are affected by the amendments:
•the “own-use” requirements in IFRS 9 are amended to include factors an entity is required to consider when applying IFRS 9: 2.4 to contracts to buy and take delivery of renewable electricity for which the source of production of the electricity is nature-dependent; and
•the hedge accounting requirements in IFRS 9 are amended to permit an entity using a contract for nature-dependent renewable electricity with specified characteristics as a hedging instrument:
▪to designate a variable volume of forecast electricity transactions as the hedged item if specified criteria are met; and
▪to measure the hedged item using the same volume assumptions as those used for the hedging instrument.

Amendments to IFRS 7 Financial Instruments: Disclosures

IFRS 7 was amended to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics.
The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The amendments to the “own use exemption” are required to be applied retrospectively in accordance with IAS 8 using the facts and circumstances at the date of initial application. The amendments to the hedge accounting requirements are to be applied prospectively to new hedging relationships designated on or after the date of initial application.

- IFRS 18 Presentation and Disclosures in Financial Statements
IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 and IAS 7. Furthermore, minor amendments have been made to IAS 7 and IAS 33 Earnings per Share.

IFRS 18 introduces new requirements to:
•present specified categories and defined subtotals in the statement of profit or loss
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements
•improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The Group is reviewing the impact of the above-listed amendments on the consolidated financial statements.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

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
The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recognized as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.
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
December 31, 2023, 2024 and 2025

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
•those to be measured at fair value through profit or loss

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

•those to be measured at fair value through other comprehensive income
•those to be measured at amortized cost
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.
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
A. Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:
•Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.
•Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income’ or ‘finance costs’ and impairment loss in ‘finance costs’ or ‘operating expenses’.
•Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income’ or ‘finance costs’ in the period in which it arises.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

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
2.7    Derivative Instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting treatment for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:
•hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)
At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.
The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 37.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

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
1Membership rights (condominium membership and golf membership), subscription rights, broadcast license, facility usage rights and transportation license included in others are classified as intangible assets with indefinite useful life.
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

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
The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.
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
December 31, 2023, 2024 and 2025

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
The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and financial liabilities designated as at fair value through profit or loss. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.
2.18    Financial Guarantee Contracts
Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of the following amount, and the related liability is recognized as ‘other financial liabilities’ in the consolidated statement of financial position:
•the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments
•the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with IFRS 15 Revenue from Contracts with Customers
2.19    Employee Benefits
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

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
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•Fixed payments (including in-substance fixed payments), less any lease incentives receivable
•Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
•Amounts expected to be payable by the Group (the lessee) under residual value guarantees
•The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

•Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option
Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.
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
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability
•any lease payments made at or before the commencement date less any lease incentives received
•any initial direct costs (leasehold deposits)
•restoration costs
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
December 31, 2023, 2024 and 2025

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
December 31, 2023, 2024 and 2025

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
The Group is subject to Pillar Two income taxes. The impact of Pillar Two income taxes is described in Note 30.
2.26    Dividend
Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.
2.27    Approval on Issuance of the Consolidated Financial Statements
The consolidated financial statements of 2025 were approved for issuance by the Board of Directors on April 14, 2026.
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
December 31, 2023, 2024 and 2025

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
For leases of property, machinery, and communication line facilities, the following factors are normally the most relevant:
•If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

•If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).
•Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.
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
4.    Financial Instruments by Category
(1) Financial instruments by category as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	₩ 3,716,680	₩ —	₩ —	₩ —	₩ 3,716,680
Trade and other receivables	7,573,409	—	114,774	—	7,688,183
Other financial assets	962,653	1,029,926	1,665,368	445,471	4,103,418

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	₩ 7,214,174	₩ —	₩ —	₩ —	₩ 7,214,174
Borrowings	10,520,690	—	—	—	10,520,690
Other financial liabilities	942,135	132,011	3	—	1,074,149
Lease liabilities	—	—	—	1,059,453	1,059,453
1Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2025
Financial assets	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	₩ 3,506,971	₩ —	₩ —	₩ —	₩ 3,506,971
Trade and other receivables	7,806,644	—	107,644	—	7,914,288
Other financial assets	1,476,527	774,557	2,423,277	315,537	4,989,898

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(In millions of Korean won)	December 31, 2025
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	₩ 6,693,177	₩ —	₩ —	₩ —	₩ 6,693,177
Borrowings	10,785,572	—	—	—	10,785,572
Other financial liabilities	999,020	105,810	13,862	—	1,118,692
Lease liabilities	—	—	—	1,423,206	1,423,206
1Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(2) Gains or losses arising from financial instruments by category for the years ended December 31, 2023, 2024, 2025, are as follows:

(in millions of Korean won)	2023	2024	2025
Financial assets at amortized cost
Interest income[1]	₩ 360,134	₩ 379,371	₩ 359,445
Gain on foreign currency transactions[4]	22,782	27,748	16,073
Gain on foreign currency translation	5,741	9,534	21,867
Loss on disposal	(3,409)	(2)	(3,196)
Loss on valuation	(172,966)	(184,942)	(140,636)
Financial assets at fair value through profit or loss
Interest income[1]	13,480	10,281	4,126
Dividend income[5]	6,918	8,411	9,569
Loss on valuation[6]	(31,965)	(66,133)	(94,089)
Gain (loss) on disposal	14,237	13,811	(1,107)
Gain on foreign currency transactions[4]	—	2,469	—
Gain (loss) on foreign currency translation	3,396	29,029	(7,354)
Financial assets at fair value through other comprehensive income
Interest income[1]	18,966	19,888	17,295
Dividend income[5]	52,813	62,220	66,328
Loss on disposal	(11,193)	(8,277)	(10,476)
Other comprehensive Income (loss) for the year[2]	121,805	(7,602)	457,093
Derivatives used for hedging
Gain (loss) on transactions	10,192	38,620	(63,006)
Gain (loss) on valuation[7]	34,092	361,844	(10,676)
Other comprehensive income for the year[2]	7,772	273,673	41,009
Reclassified to profit or loss from other comprehensive loss for the year[2,3]	(29,178)	(276,568)	15,948
Financial liabilities at amortized cost
Interest expense[1]	(358,486)	(387,535)	(394,901)
Gain (loss) on valuation[8]	3,411	(5,866)	(18,221)
Gain (loss) on foreign currency transactions[4]	(24,054)	(41,959)	60,073
Loss on foreign currency translation	(93,004)	(421,608)	(2,237)
Financial liabilities at fair value through profit or loss
Gain (loss) on valuation	(7,394)	(3,221)	26,633
Gain on disposal	4,788	—	(1,810)
Interest expense[1]	(44)	—	—
Gain (loss) on foreign currency transactions[4]	(5)	—	—
Derivatives used for hedging
Loss on transactions	—	—	(3,724)
Gain (loss) on valuation	11,503	9,337	(13,603)
Other comprehensive income (loss) for the year[2]	7,557	(871)	(10,000)
Reclassified to profit or loss from other comprehensive income for the year[2,3]	(8,764)	(9,386)	9,684
Lease liabilities
Interest expense[1]	(52,035)	(47,556)	(45,839)
Total	₩ (92,910)	₩ (215,290)	₩ 284,268
1BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is ₩121,639 million (2023: ₩112,973 million, 2024: ₩106,005 million) and related interest expense

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

recognized as operating expense is ₩73,318 million (2023: ₩55,677 million, 2024: ₩57,872 million) for the year ended December 31, 2025.
2The amounts directly reflected in equity after adjustments of deferred income tax.
3During the years ended December 31, 2024 and 2025, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
4BC Card Co., Ltd., a subsidiary of the Group, recognized foreign currency transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency transaction gain and loss recognized as operating revenue and expense amount to foreign exchange gain ₩4,732 million (2023 foreign exchange gain and loss: ₩5,597 million, 2024 foreign exchange gain: ₩10,298 million), respectively, for the year ended December 31, 2025.
5BC Card Co., Ltd., a subsidiary of the Group, recognized dividend income as operating revenue. Related dividend income recognized as operating revenue is ₩3,927 million (2023: ₩1,759 million, 2024: ₩1,701 million) for the year ended December 31, 2025.
6KT Investment Co., Ltd., etc., subsidiaries of the Group, recognized gain and loss on valuation of financial instruments measured at fair value through profit or loss as operating income and expenses. In relation to this, valuation gain and loss recognized as operating revenue and expense amount to valuation loss ₩450 million (2023 valuation loss: ₩11,112 million, 2024 valuation loss: ₩576 million), for the year ended December 31, 2025.
7BC Card Co., Ltd., a subsidiary of the Group, recognized gain and loss on valuation of derivatives as operating income and expenses. Related valuation gain recognized as operating revenue and expense is ₩57 million(2023 valuation gain: ₩48 million) for the year ended December 31, 2024.
8KT Cloud Co., Ltd., a subsidiary of the Group, recognized gain on valuation as convertible preferred stock of ₩335,399 million (2024 valuation gain: ₩317,178 million, 2023 valuation gain: ₩311,312 million) for the year ended December 31, 2025.
5.    Cash and Cash Equivalents
Restricted cash and cash equivalents as of December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2025		Description
Bank deposits	₩	153,185	₩	98,364	Deposit restricted for government project and others

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

6.    Trade and Other Receivables
(1) Trade and other receivables as of December 31, 2024 and 2025, are as follows

	December 31, 2024
(In millions of Korean won)	Total amounts	Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	₩ 3,309,177	(378,327)	(9,011)	2,921,839
Other receivables	3,335,066	(107,653)	(1,796)	3,225,617
Total	6,644,243	(485,980)	(10,807)	6,147,456
Non-current assets
Trade receivables	260,154	(1,299)	(14,977)	243,878
Other receivables	1,405,923	(96,941)	(12,133)	1,296,849
Total	₩ 1,666,077	(98,240)	(27,110)	1,540,727

	December 31, 2025
(In millions of Korean won)	Total amounts	Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	₩ 3,331,715	(385,739)	(7,959)	2,938,017
Other receivables	3,014,911	(104,747)	(3,032)	2,907,132
Total	6,346,626	(490,486)	(10,991)	5,845,149
Non-current assets
Trade receivables	330,619	(1,290)	(15,703)	313,626
Other receivables	1,850,564	(86,270)	(8,781)	1,755,513
Total	₩ 2,181,183	(87,560)	(24,484)	2,069,139
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
(3)    Details of changes in provisions for impairment the years ended December 31, 2024 and 2025, are as follows:

	2024		2025
(in millions of Korean won)	Trade receivables	Other receivables	Trade receivables	Other receivables
Beginning balance	₩ 331,290	183,636	379,626	204,594
Provision	95,060	82,123	71,654	63,886
Reversal	—	(380)	—	(144)
Write-off/reimbursement	(51,811)	(65,921)	(63,714)	(76,069)
Changes in consolidation scope	—	—	(467)	(1,553)
Others	5,087	5,136	(70)	303
Ending balance	₩ 379,626	204,594	387,029	191,017

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.
(4)    Details of other receivables as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2025
Loans	₩ 42,413	61,915
Receivables[1]	2,913,728	2,458,065
Accrued income	40,950	47,802
Refundable deposits	264,054	241,287
Loans receivable	1,209,887	1,753,505
Finance lease receivables	202,372	245,055
Others	53,656	46,033
Less: Provision for impairment	(204,594)	(191,017)
Total	₩ 4,522,466	4,662,645
1As of December 31, 2025, credit sales asset of ₩1,550,049 million (December 31, 2024: ₩1,970,895 million) held by BC Card Co., Ltd. are included.
(5) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2025.
(6) The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

7.    Other Financial Assets and Liabilities
(1)    Details of other financial assets and liabilities as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2025
Other financial assets
Financial assets at amortized cost[1]	₩ 962,653	1,476,527
Financial assets at fair value through profits of loss[1,2]	1,029,926	774,557
Financial assets at fair value through other comprehensive income	1,665,368	2,423,277
Derivatives used for hedging	445,471	315,537
Less: Non-current	(2,759,170)	(3,362,916)
Current	₩ 1,344,248	1,626,982
Other financial liabilities
Financial liabilities at amortized cost[3,4]	₩ 942,135	999,020
Financial liabilities at fair value through profits or loss	132,011	105,810
Derivatives used for hedging	3	13,862
Less: Non-current	(722,517)	(592,599)
Current	₩ 351,632	526,093
1As of December 31, 2025, the Group’s financial instruments amount to ₩118,946 million (December 31, 2024: ₩97,913 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.
2As of December 31, 2025, the Group provided investments in Korea Software Financial Cooperative and others amounting to ₩10,695 million (December 31, 2024: ₩10,511 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.
3The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and kt Cloud Co., Ltd. (Note 20).
4The amount includes liabilities convertible preferred Stock issued by kt Cloud Co., Ltd. (Note 20).
(2) Financial Assets at fair value through profit or loss
1)    Details of financial assets at fair value through profit or loss as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2025
Equity instruments (Listed)	₩ 5,620	3,562
Equity instruments (Unlisted)	47,227	46,955
Debt instruments	971,805	723,978
Derivatives held for trading	5,274	62
Total	1,029,926	774,557
Less: Non-current	(826,708)	(709,412)
Current	₩ 203,218	65,145
2) The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of December 31, 2025.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(3) Financial Assets at fair value through other comprehensive income
1) Details of financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2025
Equity instruments (Listed)	₩ 1,317,458	2,044,789
Equity instruments (Unlisted)	341,753	372,341
Debt instruments	6,157	6,147
Total	1,665,368	2,423,277
Less: Non-current	(1,665,368)	(2,423,277)
Current	₩ —	—
2) Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.
(4) Derivatives used for hedging
1) Details of valuation of derivatives used for hedging as of December 31, 2024 and 2025, are as follows:

	December 31, 2024		December 31, 2025
(In millions of Korean won)	Assets	Liabilities	Assets	Liabilities
Interest rate swap	₩ 352	3	1,810	—
Currency swap[1]	445,119	—	313,727	13,862
Total	445,471	3	315,537	13,862
Less: Non-current	(261,719)	—	(202,144)	(13,862)
Current	₩ 183,752	3	113,393	—
1The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.
The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.
2) Details of valuation gains and losses on the derivative instruments for the years ended December 31, 2023, 2024 and 2025, are as follows:

(in millions of Korean won)	2023						2024						2025
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income1		Valuation gain		Valuation loss		Other comprehensive income1		Valuation gain		Valuation Loss		Other comprehensive income1
Interest rate swap	₩	48	₩	—	₩	(2,945)	₩	76	₩	—	₩	(1,044)	₩	15	₩	92	₩	1,403
Currency swap	45,709		162		(27,273)		374,898		3,793		(16,773)		37,985		62,187		74,805
Total	₩	45,757	₩	162	₩	(30,218)	₩	374,974	₩	3,793	₩	(17,817)	₩	38,000	₩	62,279	₩	76,208
1The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

3) The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ₩42,371 million as other comprehensive income for the year ended December 31, 2025 (2023: ₩20,430 million, 2024: ₩364,863 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ₩926 million as current profit or loss for the year ended December 31, 2025 (2023: valuation loss of ₩41 million, 2024: valuation gain of ₩963 million). In addition, the valuation losses reclassified from other comprehensive income to profit or loss amounts to ₩33,837 million for the year ended December 31, 2025 (2023: valuation gain of ₩50,648 million, 2024: valuation gain of ₩382,680 million).
4) The unsettled amount of derivative instruments for the years ended December 31, 2024 and 2025, are as follows:
(i) Hedging instruments

	2024
(in millions of Korean won and thousands of foreign currencies)			Book value of hedging instruments		Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount	Assets	Liabilities
USD	2,150,937	₩ 2,658,775	444,786	—	362,588
EUR	6,900	10,166	333	—	548
KRW	—	120,000	352	3	842
Total		2,788,941	445,471	3	363,978

	2025
(in millions of Korean won and thousands of foreign currencies)				Book value of hedging instruments		Changes in fair value to calculate the ineffective portion of hedges
Currency	Foreign currency	Contract amount		Assets	Liabilities
USD	₩ 1,949,767	₩	2,500,525	₩ 313,727	—	₩ 53,656
JPY	30,000,000	288,546		—	13,862	(13,689)
KRW	—	60,000		1,810	—	(1,791)
Total		₩	2,849,071	315,537	13,862	38,176
(ii) Hedged item

(in millions of Korean won)	2024			2025
Currency	Book value of hedged items	Changes in fair value to calculate the ineffective portion of hedges	Cash flow hedge reserves[1]	Book value of hedged items	Changes in fair value to calculate the ineffective portion of hedges	Cash flow hedge reserves[1]
USD	₩ 3,160,554	(358,087)	(42,425)	2,797,720	(52,819)	13,156
JPY	—	—	—	275,289	13,755	(315)
EUR	10,548	(437)	(228)	—	—	—
KRW	189,967	(674)	513	59,975	1,827	1,661
Total	₩ 3,361,069	(359,198)	(42,140)	3,132,984	(37,237)	14,502
1The amount is after the deferred tax directly added or subtracted to the capital is reflected.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(5) Financial Liabilities at fair value through profit or loss
1) Details of financial liabilities at fair value through profit or loss as of December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2025
Derivatives held for trading [1]	₩	132,011	105,810
1In relation to the additional acquisition of shares of the equity method investee K Bank Inc in 2021, the Group has entered into a shareholder agreement with the shareholders of K Bank Inc. According to the shareholder agreement, if K Bank Inc fails to be listed on the terms agreed in the shareholder agreement, the shareholders of K Bank Inc may exercise their Drag-Along right to the Group and require the Group to sell all the shares owned by such shareholders in K Bank to third parties based on the guaranteed return agreed in the shareholder agreement. The shareholder agreement also includes a call option where, if the shareholders exercise their Drag-Along rights, the Group has an option to purchase the shares held by those shareholders. As of December 31, 2025, the derivative financial liability in accordance with IFRS 9 associated with the rights prescribed in the shareholders agreement was ₩105,378 million (₩131,630 million as of December 31 2024) (Note 20).

2) The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2023, 2024 and 2025, are as follows:

(in millions of Korean won)	2023		2024		2025
	Valuation gain	Valuation loss	Valuation gain	Valuation loss	Valuation gain	Valuation loss
Derivatives liabilities held for trading	3,316	10,710	2,550	5,772	26,633	432
8.    Inventories
Inventories as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024				December 31, 2025
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	₩	1,005,606	(99,517)	906,089	423,084	(31,188)	391,896
Others	149,106		₩ (524)	148,582	112,989	(55)	112,934
Total	₩	1,154,712	(100,041)	1,054,671	536,073	(31,243)	504,830
Cost of inventories recognized as expenses for the year ended December 31, 2025 amounts to ₩4,287,105 million (2023: ₩3,386,069 million, 2024: ₩3,500,950 million) and reversal valuation loss on inventory amounts to ₩68,798 million for the year ended December 31, 2025 (2023: ₩6,205 million reversal valuation loss, 2024: ₩2,174 million valuation loss).

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

9.    Other Assets and Liabilities
Other assets and liabilities as of December 31, 2024 and December 31, 2025, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2025
Other assets
Advance payments	₩ 217,679	177,929
Prepaid expenses	170,544	262,230
Contract cost	1,738,164	2,099,088
Contract assets	800,806	1,026,260
Others	18,929	20,431
Less: Non-current	(843,991)	(1,017,830)
Current	₩ 2,102,131	2,568,108
Other liabilities
Advances received	₩ 1,303,288	532,973
Withholdings	154,355	140,817
Unearned revenue	38,327	42,197
Lease liabilities	1,059,453	1,423,206
Contract liabilities	273,320	239,738
Others	31,203	57,793
Less: Non-current	(782,520)	(1,108,141)
Current	₩ 2,077,426	1,328,583
10.    Assets Held-for-Sale
For the year ended December 31, 2025 the Group classified ₩4,316 million of certain tangible and intangible assets and other assets as non‑current assets held for sale, as it had decided to dispose of them. The asset was measured at net fair value in accordance with IFRS 5. The details of the assets held for sale are as follows.

The assets has not been disposed as of the end of the reporting period.

(In millions of Korean won)	Amount
Machinery and equipment	₩	1,890
Other Intangible assets	926
Others	1,500
Total	₩	4,316

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

11.    Property and Equipment
(1) Changes in property and equipment for the years ended December 31, 2024 and 2025 are as follows:

(in millions of Korean won)	2024
	Land	Buildings and structures	Machinery and equipment	Others	Construction- in-progress	Total
Acquisition cost	₩ 1,324,508	4,903,073	43,611,280	1,182,144	1,035,198	52,056,203
Less: Accumulated depreciation (including accumulated impairment loss and others)	(132)	(2,384,943)	(33,804,601)	(993,798)	(650)	(37,184,124)
Beginning, net	1,324,376	2,518,130	9,806,679	188,346	1,034,548	14,872,079
Acquisition and capital expenditure	213	1,031	52,336	67,480	2,787,450	2,908,510
Disposal and termination	(1,928)	(3,095)	(68,834)	(2,758)	(5,470)	(82,085)
Depreciation	—	(153,399)	(2,589,318)	(72,676)	—	(2,815,393)
Impairment (recovery of impairment)	—	—	(6,374)	(809)	—	(7,183)
Transfer in (out)	4,430	42,289	2,306,814	13,324	(2,473,118)	(106,261)
Transfer from (to) investment properties	24,429	21,442	—	—	1,159	47,030
Acquisitions and dispositions of subsidiaries	—	(617)	(328)	(415)	—	(1,360)
Others	139	8,399	7,053	313	(5,427)	10,477
Ending, net	₩ 1,351,659	2,434,180	9,508,028	192,805	1,339,142	14,825,814
Acquisition cost	₩ 1,351,791	4,981,282	44,584,135	1,222,671	1,339,225	53,479,104
Less: Accumulated depreciation (including accumulated impairment loss and others)	(132)	(2,547,102)	(35,076,107)	(1,029,866)	(83)	(38,653,290)

(in millions of Korean won)	2025
	Land	Buildings and structures	Machinery and equipment	Others	Construction- in-progress	Total
Acquisition cost	₩ 1,351,791	4,981,282	44,584,135	1,222,671	1,339,225	53,479,104
Less: Accumulated depreciation (including accumulated impairment loss and others)	(132)	(2,547,102)	(35,076,107)	(1,029,866)	(83)	(38,653,290)
Beginning, net	1,351,659	2,434,180	9,508,028	192,805	1,339,142	14,825,814
Acquisition and capital expenditure	71	1,930	57,702	44,223	2,498,051	2,601,977
Disposal and termination	(760)	(2,943)	(81,383)	(2,051)	(4,372)	(91,509)
Depreciation	—	(146,725)	(2,615,755)	(67,707)	—	(2,830,187)
Impairment (recovery of impairment)	—	—	(15,153)	(164)	—	(15,317)
Transfer in (out)	21,524	252,089	2,295,302	26,627	(2,843,169)	(247,627)
Transfer from (to) investment properties	12,348	61,341	—	—	—	73,689
Acquisitions and dispositions of subsidiaries	(1,231)	(1,106)	—	(1,304)	—	(3,641)
Others	1,140	36,190	(33,685)	(43,153)	(15,219)	(54,727)
Ending, net	₩ 1,384,751	2,634,956	9,115,056	149,276	974,433	14,258,472
Acquisition cost	₩ 1,384,883	5,273,629	45,577,885	1,103,784	975,036	54,315,217
Less: Accumulated depreciation (including accumulated impairment loss and others)	(132)	(2,638,673)	(36,462,829)	(954,508)	(603)	(40,056,745)
(2) The borrowing costs capitalized for qualifying assets amount to ₩7,216 million (2023: ₩17,671 million, 2024: ₩18,976 million), for the year ended December 31, 2025. The range of interest rate applied to calculate the capitalized borrowing costs, for the year ended December 31, 2025, is 1.86%~6.89% (2023: 1.86%~7.28%, 2024: 1.86%~6.89%).

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

12.    Investment Properties
(1) Changes in investment properties for the years ended December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	2024
	Land	Buildings	Construction- in-progress	Total
Acquisition cost	₩ 910,919	1,750,677	261,109	2,922,705
Less: Accumulated depreciation	(1,568)	(723,002)	—	(724,570)
Beginning, net	909,351	1,027,675	261,109	2,198,135
Acquisition	19,184	7,035	218,703	244,922
Disposal	(1,586)	(32,390)	—	(33,976)
Depreciation	—	(51,581)	—	(51,581)
Transfer from property and equipment	(24,429)	(21,442)	(1,159)	(47,030)
Transfer and others	(5,939)	856	(5,771)	(10,854)
Ending, net	₩ 896,581	930,153	472,882	2,299,616
Acquisition cost	₩ 898,149	1,665,797	472,882	3,036,828
Less: Accumulated depreciation	(1,568)	(735,644)	—	(737,212)

(in millions of Korean won)	2025
	Land	Buildings	Construction- in-progress	Total
Acquisition cost	₩ 898,149	1,665,797	472,882	3,036,828
Less: Accumulated depreciation	(1,568)	(735,644)	—	(737,212)
Beginning, net	896,581	930,153	472,882	2,299,616
Acquisition	410,740	305,575	36,987	753,302
Disposal	(23)	—	—	(23)
Depreciation	—	(68,337)	—	(68,337)
Transfer from property and equipment	(12,348)	(61,341)	—	(73,689)
Acquisitions and dispositions of subsidiaries	(2,065)	(1,336)	—	(3,401)
Transfer and Others	13,250	447,737	(496,406)	(35,419)
Ending, net	₩ 1,306,135	1,552,451	13,463	2,872,049
Acquisition cost	₩ 1,307,703	2,402,451	13,463	3,723,617
Less: Accumulated depreciation	(1,568)	(850,000)	—	(851,568)
(2) The fair value of the Group’s investment properties is ₩7,773,591 million as of December 31, 2025 (December 31, 2024: ₩6,899,105 million). The fair value of investment properties is estimated based on the expected cash flow.
(3) Rental income from investment properties is ₩286,700 million in 2025 (2023: ₩224,016 million, 2024: ₩232,799 million). The direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.
(4) As of December 31, 2025, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ₩159,993 million for one year or less, ₩329,624 million for more than one year and less than five years, ₩107,212 million for over five years, and ₩596,829 million in total.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

13.    Intangible Assets
(1) Changes in intangible assets for the years ended December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	2024
	Goodwill	Development costs	Software	Frequency usage rights	Others	Total
Acquisition cost	₩ 1,036,354	1,790,446	1,196,329	2,415,243	1,725,087	8,163,459
Less: Accumulated amortization (including accumulated impairment loss and others)	(547,927)	(1,651,846)	(1,043,667)	(1,277,051)	(1,109,107)	(5,629,598)
Beginning, net	488,427	138,600	152,662	1,138,192	615,980	2,533,861
Acquisition and capital expenditure[1]	—	12,417	23,404	—	185,424	221,245
Disposal and termination	—	(8,394)	(2,206)	—	(10,256)	(20,856)
Amortization	—	(39,959)	(50,811)	(348,297)	(212,582)	(651,649)
Impairment	(211,806)	—	(118)	—	(27,388)	(239,312)
Acquisition and disposition of businesses	(4,214)	—	(116)	—	(9,516)	(13,846)
Others	1,372	1,447	31,776	2,646	(3,944)	33,297
Ending, net	₩ 273,779	104,111	154,591	792,541	537,718	1,862,740
Acquisition cost	₩ 1,055,180	1,763,627	1,251,365	2,415,507	1,811,079	8,296,758
Less: Accumulated amortization (including accumulated impairment loss and others)	(781,401)	(1,659,516)	(1,096,774)	(1,622,966)	(1,273,361)	(6,434,018)
1The amounts include the transferred amount from Property and Equipment account.

(in millions of Korean won)	2025
	Goodwill	Development costs	Software	Frequency usage rights	Others	Total
Acquisition cost	₩ 1,055,180	1,763,627	1,251,365	2,415,507	1,811,079	8,296,758
Less: Accumulated amortization (including accumulated impairment loss and others)	(781,401)	(1,659,516)	(1,096,774)	(1,622,966)	(1,273,361)	(6,434,018)
Beginning, net	273,779	104,111	154,591	792,541	537,718	1,862,740
Acquisition and capital expenditure [1]	—	106,696	59,195	3	217,208	383,102
Disposal and termination	—	(7,216)	(926)	—	(5,116)	(13,258)
Amortization	—	(41,027)	(53,660)	(346,185)	(166,994)	(607,866)
Impairment	(38,258)	—	(1,274)	—	(3,599)	(43,131)
Acquisition and disposition of businesses	(26,262)	—	(113)	—	(7,670)	(34,045)
Others	(165)	5,632	20,279	533	(17,200)	9,079
Ending, net	₩ 209,094	168,196	178,092	446,892	554,347	1,556,621
Acquisition cost	₩ 1,001,070	1,605,287	1,300,153	2,415,000	1,725,567	8,047,077
Less: Accumulated amortization (including accumulated impairment loss and others)	(791,976)	(1,437,091)	(1,122,061)	(1,968,108)	(1,171,220)	(6,490,456)
1The amounts include the transferred amount from Property and Equipment account.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(2) Others include membership rights, etc., with an indefinite useful life not subject to amortization which amounts to ₩201,308 million as of December 31, 2025 (December 31, 2024: ₩203,227 million).

(3) Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of December 31, 2025, goodwill allocated to each cash-generating unit is as follows:

(in millions of Korean won)
Cash generating Unit	Amount
Mobile services[1,7]	₩ 65,057
BC Card Co., Ltd.[2]	41,234
KT HCN Co., Ltd.[3]	2,674
KT GENIE Music Corporation [4]	—
KT Millie Seojae [5]	54,725
KT Telecop Co., Ltd. [6]	15,418
KT MOS Bukbu Co., Ltd and others	29,986
Total	₩ 209,094
1The recoverable amounts of mobile services business are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 6.89% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of the CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on mobile business for the years ended December 31, 2023, 2024 and 2025.
2The recoverable amounts of BC Card Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 5.19% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of the CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on BC Card Co., Ltd. for the years ended December 31, 2023, 2024 and 2025.
3The recoverable amounts of KT HCN Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 8.36% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of the CGU does not exceed the recoverable amount.
4The recoverable amounts of KT GENIE Music Corporation are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. The Group estimated its revenue growth rate 4.56% based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

discount rates 19.94% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, KT GENIE’s recoverable amount was KRW 0, which was less than the carrying amount, and KRW38,258 million of the impairment loss was recorded as goodwill in full and reflected in operating expenses.
5The recoverable amounts of KT Millie Seojae are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after four years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 17.35% used reflected specific risks relating to the relevant CGU. As a result of the impairment test, the Group concluded that the carrying amount of the CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on KT Millie Seojae for the years ended December 31, 2023, 2024 and 2025.
6The recoverable amounts of KT Telecop Co., Ltd. are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 1.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates 9.95% used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of the CGU does not exceed the recoverable amount. Accordingly, the Group did not recognize an impairment loss on goodwill on KT Telecop Co., Ltd. for the years ended December 31, 2023, 2024 and 2025.
7The Group performed its impairment assessment for long-lived assets attributed to the Information and Communication Technology (“ICT”) reporting segment, which includes the Cash-Generating Units of Mobile, Fixed line, and Corporate Services (the “CGUs”). The Group compared the carrying value of each CGU to the estimated recoverable amount. The recoverable amounts of ICT reporting segment are calculated based on value-in use calculations. These calculations use discounted cash flow projections for the next five years based on financial budgets. A terminal growth rate of 0.0% was applied for the cash flows expected to be incurred after five years. This growth rate does not exceed the average growth rate of the industry which the cash-generating unit belongs in. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rate 6.89%. Accordingly, the Group did not recognize an impairment loss on ICT reporting segment for the years ended December 31, 2023, 2024 and 2025.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

14.    Investments in Associates and Joint Ventures
(1) Details of associates as of December 31, 2024 and 2025, are as follows:

	Percentage of ownership (%)		Location	Closing month
	December 31, 2024	December 31, 2025
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	35.3%	35.3%	Korea	December
1As of December 31, 2025, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has significant influence in determining the operational and financial policies.
(2) Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025, are as follows:

	2024
(In millions of Korean won)	Beginning	Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	₩ 177,054	—	12,396	1,675	191,125
K Bank Inc.	872,881	—	43,614	1,146	917,641
HD Hyundai Robotics Co., Ltd.	47,734	—	(1,138)	(766)	45,830
Megazone Cloud Corporation	131,694	—	(3,047)	2,126	130,773
IGIS No. 468-1 General Private Real Estate Investment Company	23,484	—	(110)	—	23,374
KT-DSC Creative Economy Youth Start-up Investment Fund	25,117	(275)	(8,046)	(845)	15,951
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395	11,942	—	(2,215)	—	9,727
LS Marine Solution Co., Ltd.	23,492	(19,656)	237	(4,073)	—
Others	243,491	41,542	(35,662)	(21,560)	227,811
Total	₩ 1,556,889	21,611	6,029	(22,297)	1,562,232

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

	2025
(In millions of Korean won)	Beginning	Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	₩ 191,125	—	7,114	(3,248)	194,991
K Bank Inc.	917,641	—	32,408	(11,832)	938,217
HD Hyundai Robotics Co., Ltd.	45,830	—	(2,032)	1,153	44,951
Megazone Cloud Corporation	130,773	—	(2,598)	460	128,635
IGIS No. 468-1 General Private Real Estate Investment Company	23,374	—	(214)	—	23,160
KT-DSC Creative Economy Youth Start-up Investment Fund	15,951	(650)	976	(697)	15,580
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	9,727	—	(2,466)	—	7,261
Others	227,811	15,269	(22,779)	(9,150)	211,151
Total	₩ 1,562,232	14,619	10,409	(23,314)	1,563,946
1KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue or operating expense depending on whether it is net gain or net loss. Net loss recognized as operating income for the year ended December 31, 2025 amount to ₩1,087 million (2023: net loss ₩899 million, 2024: net loss ₩293 million)
(3) Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2024 and 2025, is as follows:

(in millions of Korean won)	December 31, 2024
	Current assets	Non-current assets	Current liabilities	Non-current liabilities

KIF Investment Fund	₩ 164,128	409,248	—	—
K Bank Inc.	31,085,824	105,858	29,176,699	10,453
HD Hyundai Robotics Co., Ltd.	235,763	120,778	101,300	4,422
Megazone Cloud Corporation	985,584	470,477	606,267	254,221
IGIS No. 468-1 General Private Real Estate Investment Company	161	52,209	11	—
KT-DSC Creative Economy Youth Start-up Investment Fund	435	55,796	404	—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	4,558	170,770	133,665	—

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(in millions of Korean won)	December 31, 2025
	Current assets	Non-current assets	Current liabilities	Non-current liabilities

KIF Investment Fund	₩ 183,750	401,222	—	—
K Bank Inc.	31,757,247	105,297	29,689,404	2,979
HD Hyundai Robotics Co., Ltd.	357,803	142,500	69,244	147,560
Megazone Cloud Corporation	990,719	418,653	601,161	189,560
IGIS No. 468-1 General Private Real Estate Investment Company	136	51,754	11	—
KT-DSC Creative Economy Youth Start-up Investment Fund	1,673	53,260	414	—
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	5,475	205,507	157,511	45,000

(In millions of Korean won)	2024
	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)	Dividends received from associates

KIF Investment Fund	₩ 57,113	37,187	—	37,187	2,660
K Bank Inc.	1,226,412	136,113	806	136,919	—
Hyundai Robotics Co., Ltd.	226,288	(13,269)	1,311	(11,958)	—
Megazone Cloud Corporation	1,733,976	(18,575)	25,775	7,200	—
IGIS No. 468-1 General Private Real Estate Investment Company	5	(246)	—	(246)	—
KT-DSC Creative Economy Youth Start-up Investment Fund	23,674	(25,851)	—	(25,851)	1,505
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC No. 395	—	(442)	—	(442)	—

(In millions of Korean won)	2025
	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)	Dividends received from associates

KIF Investment Fund	₩ 40,134	21,343	—	21,343	4,659
K Bank Inc.	1,334,425	111,173	(34,956)	76,217	2,300
Hyundai Robotics Co., Ltd.	265,095	(20,398)	10,097	(10,301)	—
Megazone Cloud Corporation	1,752,555	(7,460)	33,029	25,569	—
IGIS No. 468-1 General Private Real Estate Investment Company	3	(481)	—	(481)	—
KT-DSC Creative Economy Youth Start-up Investment Fund	7,021	1,751	—	1,751	700
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	4	(2,878)	—	(2,878)	—

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(4) Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years ended December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	2024
	Net assets (a)	Percentage of ownership (b)	Share in net assets (c)=(a)x(b)	Intercompany transaction and others (d)	Book amount (c)+(d)

KIF Investment Fund	₩ 573,376	33.33%	191,125	—	191,125
K Bank Inc.	2,004,530	33.72%	675,958	241,683	917,641
Hyundai Robotics Co., Ltd.	250,819	10.00%	25,082	20,748	45,830
Megazone Cloud Corporation	548,558	6.83%	37,457	93,316	130,773
IGIS No. 468-1 General Private Real Estate Investment Company	52,359	44.64%	23,374	—	23,374
KT-DSC Creative Economy Youth Start-up Investment Fund	55,827	28.57%	15,951	—	15,951
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	41,663	35.29%	14,705	(4,978)	9,727

(in millions of Korean won)	2025
	Net assets (a)	Percentage of ownership (b)	Share in net assets (c)=(a)x(b)	Intercompany transaction and others (d)	Book amount (c)+(d)

KIF Investment Fund	₩ 584,972	33.33%	194,991	—	194,991
K Bank Inc.	2,170,161	33.72%	731,812	206,405	938,217
Hyundai Robotics Co., Ltd.	283,499	10.00%	28,350	16,601	44,951
Megazone Cloud Corporation	582,381	6.83%	39,767	88,868	128,635
IGIS No. 468-1 General Private Real Estate Investment Company	51,878	44.64%	23,160	—	23,160
KT-DSC Creative Economy Youth Start-up Investment Fund	54,519	28.57%	15,577	3	15,580
IGIS No. 395 Professional Investors Private Investment Real Estate Investment LLC	8,471	35.29%	2,990	4,271	7,261
(5) Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ₩10,130 million for the year ended December 31, 2025 (2023: ₩833 million, 2024: ₩1,760 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of December 31, 2025 is ₩17,396 million (December 31, 2024: ₩7,942 million).

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

15.    Trade and Other Payables
(1) Details of trade and other payables as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Current liabilities
Trade payables	₩	1,036,707	1,144,279
Other payables	6,358,084		5,724,428
Total	₩	7,394,791	6,868,707
Non-current liabilities
Trade payables	₩	1,035	537
Other payables	577,374		327,732
Total	₩	578,409	328,269
(2)    Details of other payables as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024	2025
Non-trade payables[1]	₩ 4,578,424	3,435,426
Accrued expenses	1,293,627	1,354,270
Operating deposits	833,482	995,215
Others	229,925	267,249
Less: non-current	(577,374)	(327,732)
Current	₩ 6,358,084	5,724,428
1As of December 31, 2025, credit sale liabilities amounting to ₩1,151,722 million (December 31, 2024: ₩1,612,495 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.
16.    Borrowings
(1)    Details of borrowings as of December 31, 2024 and 2025, are as follows:
1)    Debentures

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024			December 31, 2025
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency		Korean won
MTNP notes[1]	Sep. 07, 2034	6.500%	USD	100,000	₩ 147,000	USD	100,000	₩ 143,490
MTNP notes	Jul. 18, 2026	2.500%	USD	400,000	588,000	USD	400,000	573,960
MTNP notes	Sep. 01, 2025	—	USD	400,000	588,000	—		—
MTNP notes	Jan. 21, 2027	1.375%	USD	300,000	441,000	USD	300,000	430,470
MTNP notes	Aug. 08, 2025	—	USD	500,000	735,000	—		—
MTNP notes	Feb. 02, 2028	4.125%	USD	500,000	735,000	USD	500,000	717,450
MTNP notes	Mar. 05, 2027	1.217%	—		—	JPY 23,300,000		213,808
MTNP notes	Mar. 07, 2028	1.367%	—		—	JPY 6,700,000		61,481
MTNP notes	Jan. 03, 2029	4.375%	—		—	USD 500,000		717,450

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024		December 31, 2025
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
FR notes [2]	Sep. 29, 2028	Compounded SOFR(3M)+0.660%	—	—	USD 200,000	286,980
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—	160,000	—	160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—	100,000	—	100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—	100,000	—	100,000
The 187-4th Public bond	Sep. 02, 2034	3.546%	—	100,000	—	100,000
The 188-2nd Public bond	Jan. 29, 2025	—	—	240,000	—	—
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—	50,000	—	50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—	100,000	—	100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—	70,000	—	70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—	170,000	—	170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—	70,000	—	70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—	110,000	—	110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—	90,000	—	90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—	50,000	—	50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—	110,000	—	110,000
The 193-2nd Public bond	Jun. 17, 2025	—	—	70,000	—	—
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—	20,000	—	20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—	60,000	—	60,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—	140,000	—	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	80,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	—	—	270,000	—	—
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	—	—	280,000	—	—
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2025	—	—	70,000	—	—
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	80,000
The 199-1st Public bond	Jul. 11, 2025	—	—	85,000	—	—
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—	120,000	—	120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—	200,000	—	200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—	80,000	—	80,000
The 201-1st Public bond	Dec. 02, 2027	2.899%	—	130,000	—	130,000
The 201-2nd Public bond	Dec. 02, 2029	2.918%	—	70,000	—	70,000
The 201-3rd Public bond	Dec. 02, 2034	3.057%	—	100,000	—	100,000
The 202-1st Public bond	Dec. 02, 2027	3.052%	—	—	—	80,000

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024		December 31, 2025
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 202-2nd Public bond	Dec. 02, 2029	3.221%	—	—	—	40,000
The 202-3rd Public bond	Dec. 02, 2034	3.460%	—	—	—	40,000
The 202-4th Public bond	Dec. 02, 2034	3.682%	—	—	—	40,000
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	—	50,000	—	50,000
The 19-1nd unsecured bond	Jun. 12, 2027	3.691%	—	50,000	—	50,000
The 19-2nd unsecured bond	Jun. 12, 2029	3.783%	—	50,000	—	50,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	—	—	40,000	—	—
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	—	—	20,000	—	—
The 156-1st Won-denominated unsecured bond [2]	Mar. 25, 2025	—	—	60,000	—	—
The 156-2nd Won-denominated unsecured bond [2]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	—	—	50,000	—	—
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	—	—	30,000	—	—
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	—	—	30,000	—	—
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	—	—	10,000	—	—
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	20,000
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	80,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	—	—	30,000	—	—
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—	30,000	—	30,000
The 166-2nd Won-denominated unsecured bond	Apr. 22, 2025	—	—	40,000	—	—
The 166-3rd Won-denominated unsecured bond	May. 21, 2025	—	—	10,000	—	—
The 166-4th Won-denominated unsecured bond	May. 22, 2025	—	—	40,000	—	—
The 167-2nd Won-denominated unsecured bond	Jan. 22, 2025	—	—	50,000	—	—
The 167-3rd Won-denominated unsecured bond	Feb. 21, 2025	—	—	10,000	—	—

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024		December 31, 2025
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 167-4th Won-denominated unsecured bond	Dec. 22, 2025	—	—	10,000	—	—
The 168-1st Won-denominated unsecured bond	Jun. 05, 2025	—	—	40,000	—	—
The 168-2nd Won-denominated unsecured bond	Aug. 06, 2025	—	—	70,000	—	—
The 168-3rd Won-denominated unsecured bond	Oct. 02, 2025	—	—	40,000	—	—
The 169th Won-denominated unsecured bond	Apr. 04, 2025	—	—	50,000	—	—
The 170th Won-denominated unsecured bond	Jun. 12, 2026	3.688%	—	50,000	—	50,000
The 171-1st Won-denominated unsecured bond	Jun. 11, 2027	3.330%	—	20,000	—	20,000
The 171-2nd Won-denominated unsecured bond	Aug. 12, 2027	3.329%	—	60,000	—	60,000
The 172-1st Won-denominated unsecured bond	Mar. 06, 2026	3.514%	—	10,000	—	10,000
The 172-2nd Won-denominated unsecured bond	Mar. 09, 2026	3.514%	—	40,000	—	40,000
The 172-3rd Won-denominated unsecured bond	Sep. 09, 2026	3.474%	—	30,000	—	30,000
The 173-1st Won-denominated unsecured bond	Sep. 23, 2027	3.291%	—	60,000	—	60,000
The 173-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.291%	—	50,000	—	50,000
The 173-3rd Won-denominated unsecured bond	Oct. 22, 2027	3.292%	—	40,000	—	40,000
The 174th Won-denominated unsecured bond	Nov. 10, 2025	—	—	60,000	—	—
The 175-1st Won-denominated unsecured bond	Dec. 10, 2025	—	—	50,000	—	—
The 175-2nd Won-denominated unsecured bond	Dec. 10, 2027	3.101%	—	50,000	—	50,000
The 176th Won-denominated unsecured bond	Dec. 18, 2026	3.134%	—	70,000	—	70,000
The 177-1st Won-denominated unsecured bond	Jul. 09, 2027	3.097%	—	—	—	70,000
The 177-2nd Won-denominated unsecured bond	Jul. 12, 2027	3.097%	—	—	—	70,000
The 177-3rd Won-denominated unsecured bond	Jan. 09, 2029	3.115%	—	—	—	30,000
The 177-4th Won-denominated unsecured bond	Jan. 09, 2030	3.140%	—	—	—	40,000
The 178-1st Won-denominated unsecured bond	Feb. 28, 2029	3.026%	—	—	—	50,000
The 178-2nd Won-denominated unsecured bond	Feb. 28, 2030	3.087%	—	—	—	30,000
The 179-1st Won-denominated unsecured bond	Sep. 23, 2027	3.013%	—	—	—	10,000
The 179-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.013%	—	—	—	40,000

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(In millions of Korean won and foreign currencies in thousands)			December 31, 2024		December 31, 2025
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 179-3rd Won-denominated unsecured bond	Mar. 24, 2028	3.038%	—	—	—	50,000
The 179-4th Won-denominated unsecured bond	Mar. 25, 2030	3.126%	—	—	—	20,000
The 179-5th Won-denominated unsecured bond	Sep. 25, 2030	3.178%	—	—	—	20,000
The 180-1st Won-denominated unsecured bond	Apr. 03, 2028	2.989%	—	—	—	90,000
The 180-2nd Won-denominated unsecured bond	Apr. 04, 2028	2.989%	—	—	—	70,000
The 180-3rd Won-denominated unsecured bond	Apr. 04, 2029	3.026%	—	—	—	40,000
The 181-1st Won-denominated unsecured bond	Nov. 22, 2027	2.730%	—	—	—	80,000
The 181-2nd Won-denominated unsecured bond	May. 22, 2028	2.781%	—	—	—	100,000
The 181-3rd Won-denominated unsecured bond	May. 22, 2029	2.851%	—	—	—	40,000
The 182-1st Won-denominated unsecured bond	Feb. 11, 2028	2.776%	—	—	—	30,000
The 182-2nd Won-denominated unsecured bond	Jun. 13, 2028	2.822%	—	—	—	70,000
The 183th Won-denominated unsecured bond	Aug. 22, 2028	2.798%	—	—	—	80,000
The 184-1st Won-denominated unsecured bond	Oct. 20, 2028	2.800%	—	—	—	80,000
The 184-2nd Won-denominated unsecured bond	Oct. 19, 2029	2.894%	—	—	—	20,000
The 185th Won-denominated unsecured bond	Dec. 10, 2027	3.291%	—	—	—	80,000
Subtotal				9,154,000		8,720,089
Less: Current portion				(3,073,474)		(1,653,217)
Discount on bonds				(24,177)		(23,314)
Total				₩ 6,056,349		₩ 7,043,558
1As of December 31, 2025, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007.
2The CMS (5Y) and CMS (10Y) is approximately 3.870% and 3.263%, respectively as of December 31, 2025.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

2)    Convertible bonds

(In millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	December 31, 2024	December 31, 2025
The 1st CB (Private)[1]	Jun. 05, 2020	Jun. 05, 2025	—	₩ 8,000	—
Redemption premium				2,267	—
Conversion rights adjustment				(580)	—
Subtotal				9,687	—
Less: Current portion				(9,687)	—
Total				₩ —	—
1Convertible bond was fully redeemed during the year ended December 31, 2025.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

3)    Borrowings
a.    Short-term borrowings

(In millions of Korean won)			December 31, 2024		December 31, 2025
Type	Financial institution	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
Operational	Shinhan Bank[1]	4.900%~4.930%	—	₩ 13,090	—	₩ 9,290
		Term SOFR(3M)+1.940%	—	—	USD 35,000	50,222
		—	—	87,900	—	—
		2.740%	—	—	—	70,000
	Woori Bank[1]	—	—	141,950	—	—
	Korea Development Bank	3.790%~4.680%	—	—	—	24,600
		—	—	35,000	—	—
	Industrial Bank of Korea	4.270%	—	6,000	—	6,000
	Hana Bank	FB(6M)+1.988%	—	—	—	5,000
	KB SECURITIES	—	—	120,000	—	—
		2.730%~3.390%	—	—	—	90,000
	NongHyup Bank[1]	MOR(6M)+1.770%	—	—	—	1,000
		—	—	14,200	—	—
	Standard Chartered Bank[1]	—	—	32,000	—	—
	Korea Investment & Securities	3.130%	—	—	—	70,000
	Kiwoom Securities Co., Ltd.	3.130%	—	—	—	10,000
	Shinhan Securities Co., Ltd.	2.880%~2.940%	—	—	—	198,855
	Daol Securities Co., Ltd	2.600%	—	—	—	98,637
	BIVD	6.400%	—	—	VND 3,768,081	206
	Woori Investment Securities Co., Ltd.	2.730%	—	—	—	30,000
PF loans	Korea Investment Capital	8.000%	—	—	—	16,536
	Korea Investment Savings Bank	8.000%	—	—	—	5,518
	DHG The 1st Co., Ltd.	10.000%	—	—	—	10,000
	HANWHA INVESTMENT & SECURITIES CO., LTD.	8.000%	—	—	—	13,945
	Total			₩ 450,140		₩ 709,809
1Term SOFR(3M), Financial Bond(6M), and MOR(6M) are approximately 3.652%, 2.837%, 2.840% as of December 31, 2025

b. Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			December 31, 2024			December 31, 2025
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	1.000%	—	₩	987	—	₩	493

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

CA-CIB	General loans	3.020%~3.820%	—		100,000	—		200,000
JPM	General loans	—	—		100,000	—		—
DBS	General loans	2.980%~3.820%	—		100,000	—		200,000
Shinhan Bank	General loans	3.390%	—		100,000	—		100,000
	General loans[2]	Term SOFR(3M)+1.300%	USD	21,127	31,056	USD	21,127	30,315
	General loans[2]	Term SOFR(3M)+1.600%	USD	8,910	13,098	USD	8,640	12,398
	General loans	—	—		62,398	—		—
	General loans	4.300%	—		—	—		16,900
	General loans	—	USD 35,000		51,450	—		—
Woori Bank	General loans	—	EUR 6,900		10,548	—		—
	PF loans[2]	CD(91D)+1.750%	—		26,526	—		25,526
	General loans	CD(91D)+1.400%	—		—	—		18,000
Hi Investment & Securities	CP	2.302%	—		95,321	—		97,706
Korea Investment & Securities	CP	—	—		78,933	—		—
Korea Development Bank	General loans	3.770%	—		33,000	—		33,000
	General loans	4.310%	—		—	—		10,000
KDB Bank Uzbekistan	loans3	23.000%	UZS	45,448,426	4,999	UZS 29,762,533		3,572
	loans3	10.300%	USD	5,400	7,725	USD	5,400	7,857
NH Jayang	PF loans	—	—		8,366	—		—
Kyobo Life Insurance	PF loans	—	—		44,385	—		—
Standard Chartered Bank Korea	PF loans	3.900%	—		—	—		65,000
	PF loans	—	—		29,590	—		—
Samsung Life Insurance	PF loans	—	—		24,658	—		—
Kookmin Bank	General loans	4.750%	—		8,000	—		8,000
	General loans[2]	CD(91D)+1.400%	—		—	—		20,000
NongHyup Bank	PF loans	3.900%	—		—	—		70,000
Industrial Bank of Korea	PF loans	3.900%	—		—	—		65,000
Kyongnam Bank and others	General loans	4.300%	—		—	—		31,383
Hana Bank and others	PF loans	4.700%	—		—	—		363,838
Subtotal					931,040			1,378,988
Less: Current portion					(371,451)			(136,513)
Total					559,589			1,242,475
1The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

2Term SOFR (3M) and CD (91D) are approximately 3.652%, 2.810% respectively, as of December 31, 2025.
3The general loans are repayable in installments over 3 years after a two-year grace period.
(2)    Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of December 31, 2025, is as follows:

(In millions of Korean won)
	Bonds			Borrowings			Total
	In local currency	In foreign currency	Sub- total	In local currency	In foreign currency	Sub- total
Jan.1, 2026 ~ Dec.31 2026	₩ 1,080,000	573,960	1,653,960	765,582	80,741	846,323	2,500,283
Jan.1, 2027 ~ Dec.31 2027	1,370,000	644,278	2,014,278	1,160,122	12,397	1,172,519	3,186,797
Jan.1, 2028 ~ Dec.31 2028	1,085,000	1,065,911	2,150,911	33,000	3,810	36,810	2,187,721
Jan.1, 2029 ~ Dec.31 2029	580,000	717,450	1,297,450	—	3,810	3,810	1,301,260
After Jan.1, 2030	1,460,000	143,490	1,603,490	25,526	3,810	29,336	1,632,826
Total	₩ 5,575,000	3,145,089	8,720,089	1,984,230	104,568	2,088,798	10,808,887
17.    Provisions
Changes in provisions for the years ended December 31, 2024 and 2025, are as follows:

	2024
(In millions of Korean won)	Litigation	Restoration cost	Others	Total
Beginning balance	₩ 29,707	133,159	59,357	222,223
Increase (transfer)	26	11,628	15,629	27,283
Usage	(4,721)	(1,941)	(6,066)	(12,728)
Reversal	(3,322)	(1,658)	(6,931)	(11,911)
Others	—	573	(1,033)	(460)
Ending balance	21,690	141,761	60,956	224,407
Less: Current	₩ (21,690)	(29,922)	(60,918)	(112,530)
Non-current	₩ —	111,839	38	111,877

	2025
(In millions of Korean won)	Litigation	Restoration cost	Others	Total
Beginning balance	₩ 21,690	141,761	60,956	224,407
Increase (transfer)	1,255	311	215,950	217,516
Usage	(306)	(5,633)	(10,147)	(16,086)
Reversal	(100)	(904)	(5,890)	(6,894)
Others	—	(3,714)	2,656	(1058)
Ending balance	₩ 22,539	131,821	263,525	417,885
Less: Current	₩ (21,311)	(28,642)	(262,858)	(312,811)
Non-current	1,228	103,179	667	105,074

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

18.    Net Defined Benefit Liabilities (Assets)
(1)    The amounts recognized in the statements of financial position as of December 31, 2024 and 2025, are determined as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Present value of defined benefit obligations	₩	2,232,898	2,306,248
Fair value of plan assets	(2,153,792)		(2,292,457)
Liabilities	₩	128,457	85,631
Assets	₩	49,351	71,840
(2)    Changes in the defined benefit obligations for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024	2025
Beginning	₩ 2,365,793	₩ 2,232,898
Current service cost	224,071	231,838
Interest expense	88,882	69,015
Benefit paid	(626,899)	(221,458)
Changes due to settlements of plan & Past Service Cost	3,054	4,500
Remeasurements on defined benefit obligations:
Actuarial gains (losses) arising from changes in demographic assumptions	11,531	(857)
Actuarial gains (losses) arising from changes in financial assumptions	90,373	(53,848)
Actuarial gains arising from experience adjustments	57,699	57,692
Acquisition and disposition of businesses, etc	18,394	(13,532)
Ending	₩ 2,232,898	2,306,248
(3)    Changes in the fair value of plan assets for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024	2025
Beginning	₩ 2,462,925	₩ 2,153,792
Interest income	97,708	72,685
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	(154)	995
Benefits paid	(583,162)	(190,569)
Employer contributions	172,622	269,591
Acquisition and disposition of businesses, etc.	3,853	(14,037)
Ending	₩ 2,153,792	₩ 2,292,457

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(4)    Amounts recognized in the consolidated statement of profit or loss for the years ended December 31, 2023, 2024 and 2025, are as follows:

(in millions of Korean won)	2023	2024	2025
Current service cost	₩ 213,922	₩ 224,071	₩ 231,837
Net Interest cost	(17,462)	(8,826)	(3,670)
Changes due to settlements of plan & Past Service Cost	1	(13,059)	(13,428)
Transfer in(out)	(13,435)	19,191	4,481
Total expenses	₩ 183,026	₩ 221,377	₩ 219,220
(5)    Principal actuarial assumptions used are as follows:

	December 31, 2023	December 31, 2024	December 31, 2025
Discount rate	3.67%~5.51%	3.24%~5.02%	3.29%~5.32%
Salary growth rate	1.7%~8.96%	1.66%~8.96%	1.98%~6.50%
(6)    The sensitivity of the defined benefit obligations as of December 31, 2025, to changes in the principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption
Discount rate	0.5% point	₩	(72,199)	₩	78,104
Salary growth rate	0.5% point	75,203		(70,258)
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
(7)    Effect of defined benefit plan on future cash flows
The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans, for the year ending December 31, 2026, are ₩262,365 million.
The expected maturity analysis of undiscounted pension benefits as of December 31, 2025, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	₩	310,424	₩	344,185	₩	789,356	₩	2,199,824	₩	3,643,789
(8)    The weighted average duration of the defined benefit obligations is 6.7 years.
19.    Defined Contribution Plan
Recognized expense related to the defined contribution plan for the year ended December 31, 2025, is ₩84,334 million (2023: ₩85,174 million, 2024: ₩86,723 million)

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

20.    Commitments and Contingencies
(1)    As of December 31, 2025, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit	Used amount
Bank overdraft	Kookmin Bank and others	₩ 674,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	37,700	493
Economic Cooperation Business Insurance	Export-Import Bank of Korea	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	951,650	484,878
Plus electronic notes payable	Industrial Bank of Korea and others	70,000	5,998
Working capital loan	Korea Development Bank and others	1,211,491	258,190
	Shinhan Bank	USD64,767	USD64,767
Facility loans	Hana Bank and others	739,000	665,826
Derivatives transaction limit	Korea Development Bank and others	USD1,920,000	USD1,920,000
	Shinhan Bank and others	JPY30,000,000	JPY30,000,000
Total	KRW	3,687,081	1,417,117
	USD	1,984,767	1,984,767
	JPY	30,000,000	30,000,000
(2)    As of December 31, 2025, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit
Hana Bank	Guarantee for payment in Korean currency	4,000
	Comprehensive credit line and others	2,900
	Comprehensive credit line and others	USD10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD3,186
Shinhan Bank	Guarantee for payment in Korean currency	754
	Refund guarantee for advances received	USD29,915
	Guarantee for payment in foreign currency and others	USD80,030
	Corporate card issuance guarantee	VND231,830
Woori Bank	Guarantee for payment in Korean currency	100
	Guarantee for payment in foreign currency	USD7,000
	Performance guarantee and others	USD180
HSBC	Guarantees for depositions	USD1,515
Seoul Guarantee Insurance Company	Performance guarantee and others	464,868
	Performance guarantee and others	USD1,170
Korea Software Financial Cooperative	Performance guarantee and others	1,700,592
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others	135
Korea Housing Finance Corporation	Performance guarantee and others	25,526
Information & Communication Financial Cooperative	Performance guarantee and others	838,452
ACE American Fire and Marine Insurance Company	Performance guarantee and others	USD10,000
Total	KRW	3,037,327

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

USD	143,296
VND	231,830

(3)    The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of December 31, 2025, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ₩428 million.
(4)    For the year ended December 31, 2024 and 2025 the Group entered into agreements with the Securitization Specialty Companies (2024: First 5G 73th to 78nd Securitization Specialty Co., Ltd. 2025: First 5G 79rd to 84th Securitization Specialty Co., Ltd.,) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.
(5)    As of December 31, 2025, the Group is a defendant in 177 lawsuits with the total claimed amount of ₩158,621 million (As of December 31, 2024: ₩141,941 million). As of December 31, 2025, litigation provisions of ₩22,539 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of December 31, 2025 (Note 17).
(6)    Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.
(7)    As of December 31, 2025, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.
(8)    As of December 31, 2025, the contract amount of properties and equipments acquisition agreement made but not yet recognized amounts to ₩399,817 million (As of December 31, 2024: ₩350,949 million).
(9)    As of December 31, 2025, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 7). During the year, considering the terms of the shareholders’ agreement entered into with the financial investors, the Group entered into a supplemental agreement, adding a provision related to the drag-along rights and the previously guaranteed return included in the shareholders’ agreement, pursuant to which the Group agreed to compensate, up to ₩110,000 million, the difference between the eligible IPO offering price and the final offering price.
(10)    The Group entered into an agreement with financial investors of Epsilon Global Communications Pte regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right, and the right to sell shares for the convertible preferred shares they hold (Note 7).
(11)    The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of December 31, 2025, remaining amounts of USD27,050 thousand and JPY160,000 thousand will be invested through the Capital Call method in the future.
(12)    As of December 31, 2025, the Group has an obligation of ₩470,160 million (100%) to provide financial support as an operating investor to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure.
(13)    The Group has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd., and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract and the acquired stocks are to

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

be disposed to a third party, HYUNDAI MOBIS Co., Ltd., and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.
(14)    During the prior period, the Group entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the confirmed public offering price and the preliminary public offering price (Note 7).
(15)    As of December 31, 2025, The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.
(16)    As of December 31, 2025, the Group exercised a put option on all of its shares in KT Rwanda Networks Ltd. pursuant to the shareholders’ agreement with the Rwandan government. Following an objection raised by the Rwandan government on the exercise of the put option, an international arbitration proceeding is ongoing at an international arbitration institution located in Mauritius, and the outcome of the arbitration remains uncertain.
(17)    Details of investment properties provided as collateral as December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	₩	79,959	76,668	Borrowings	63,890	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank
Land and buildings	541,351		68,019	Deposits received	58,062	leaseholder

(in millions of Korean won)	December 31, 2025
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	₩	1,300,290	810,057	Borrowings	647,638	Industrial Bank of Korea/Shinhan Bank/Hana Bank and others
Land and buildings	1,290,020		110,273	Deposits received	91,806	leaseholder
(18)    The Group has established a supplier finance agreement with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Group from the Group’s external finance provider. The Group pays the finance provider in accordance with the usual payment terms to settle the debt. As of December 31, 2025, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ₩46,011 million. Of these, the carrying amount of the part that the suppliers have already received from the finance provider is ₩19,196 million. There were no significant non-cash changes in the carrying amount of the trade and other payables included in the Group’s supplier finance agreement.
(19)    As of December 31, 2025, the Group became aware of damages caused by unauthorized small-value payments and security incidents, and is currently under investigation by the Personal Information Protection Commission regarding the timing and circumstances of these incidents. As the investigation is ongoing, the Group cannot reasonably estimate any obligations that may arise in connection with this matter.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

21.    Leases
Information of leases in which the Group is a lessee is as follows. Information when the Group is a lessor is described in Note 12.
(1)    Amounts recognized in the consolidated statement of financial position
The consolidated statements of financial position shows the following amounts relating to leases:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Right-of-use assets
Property and building	₩	950,940	1,307,484
Machinery and communication line facilities	103,672		125,715
Others	158,158		104,918
Total	₩	1,212,770	1,538,117

(In millions of Korean won)	December 31, 2024		December 31, 2025
Lease liabilities[1]
Current	₩	349,264	379,291
Non-current	710,189		1,043,915
Total	₩	1,059,453	1,423,206
1Included in the line items ‘Other current liabilities and other non-current liabilities’ in the consolidated statements of financial position (Notes 9).
For the years ended December 31, 2024 and 2025, right-of-use assets related to leases increased by ₩337,779 million and ₩780,606 million, respectively.
(2)    Amounts recognized in the consolidated statement of profit or loss
The consolidated statement of profit or loss relating to leases for year ended December 31, 2023, 2024, and 2025 are as follows:

(in millions of Korean won)	December 31, 2023	December 31, 2024	December 31, 2025
Depreciation of Right-of-use assets
Property and building	₩ 297,571	₩ 301,621	₩ 320,991
Machinery and communication line facilities	32,794	25,550	38,930
Others	72,372	83,754	71,056
Total	₩ 402,737	₩ 410,925	₩ 430,977
Interest expense relating to lease liabilities	52,035	47,556	45,839
Expense relating to short-term leases	8,804	8,048	11,385
Expense relating to leases of low-value assets that are not short-term leases	26,290	27,751	31,041
Expense relating to variable lease payments not included in lease liabilities	9,288	6,722	13,699
The total cash outflow for leases for the year ended December 31, 2025 amounts to ₩511,627 million (2023: ₩500,392 million, 2024: ₩508,230 million).

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

22.    Share Capital
As of December 31, 2024 and 2025, the Group has 1,000,000,000 shares authorized to issue and details are as follows:

	December 31, 2024			December 31, 2025
	Number of issued shares	Par value per share (Korean won)	Ordinary Shares (in millions of Korean won)	Number of issued shares	Par value per share (Korean won)	Ordinary shares (in millions of Korean won)
Ordinary shares[1]	252,021,685	₩5,000	1,564,499	252,021,685	₩5,000	1,564,499
1The Group retired 60,878,082 treasury shares against retained earnings. Based on the local regulations in Korea, upon retirement of shares, the Company has decreased the number of shares issued but has not decreased the ordinary shares capital.
23.    Retained Earnings
Details of retained earnings as at December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2025
Legal reserve[1]	₩	782,249	₩	782,249
Voluntary reserves[2]	4,651,362		4,651,362
Unappropriated retained earnings	8,317,177		9,489,509
Total	₩	13,750,788	₩	14,923,120
1The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.
2The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.
24.    Accumulated Other Comprehensive Income and Other Components of Equity
(1)    As of December 31, 2024 and 2025, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2024	December 31, 2025
Changes in investments in associates and joint ventures	₩ 7,746	₩ 2,568
Gain (loss) on derivatives valuation	(42,178)	14,106
Gain on valuation of financial assets at fair value through other comprehensive income	80,845	539,877
Exchange differences on translation for foreign operations	17,316	6,728
Total	₩ 63,729	₩ 563,279
(2)    Changes in accumulated other comprehensive income for the years ended December 31, 2024 and 2025, are as follows:

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(in millions of Korean won)	2024
	Beginning	Increase/ decrease	Reclassification to gain or loss	Ending
Changes in investments in associates and joint ventures	₩ 4,023	₩ 3,723	₩ —	₩ 7,746
Gain (loss) on derivatives valuation	(29,361)	273,137	(285,954)	(42,178)
Gain on valuation of financial assets at fair value through other comprehensive income	73,928	6,917	—	80,845
Exchange differences on translation for foreign operations	3,817	13,499	—	17,316
Total	₩ 52,407	₩ 297,276	₩ (285,954)	₩ 63,729

	2025
(in millions of Korean won)	Beginning	Increase (decrease)	Reclassification to gain or loss	Ending
Changes in investments in associates and joint ventures	₩ 7,746	₩ (5,178)	₩ —	₩ 2,568
Gain (loss) on derivatives valuation	(42,178)	30,652	25,632	14,106
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	80,845	459,032	—	539,877
Exchange differences on translation for foreign operations	17,316	(10,588)	—	6,728
Total	₩ 63,729	₩ 473,918	₩ 25,632	₩ 563,279
(3) The Group’s other components of equity as at December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	December 31, 2024	December 31, 2025
Treasury stock	₩ (215,210)	(461,135)
Gain or loss on disposal of treasury stock [1]	2,862	2,828
Share-based payments	7,106	7,119
Equity transactions within consolidated entities [2]	(432,318)	(425,527)
Total	₩ (637,560)	(876,715)
1The amount directly reflected in equity is ₩33 million for the year ended December 31, 2025 (2024: ₩120 million).
2Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from changes in ownership of subsidiaries are included.
(4)    As of December 31, 2024 and 2025, the details of treasury stock are as follows:

	December 31, 2024		December 31, 2025
Number of shares (in shares)	6,188,739		10,926,622
Amounts (in millions of Korean won)	₩	215,210	461,135
Treasury stocks held as of December 31, 2025, are expected to be used for stock compensation for the Group’s directors, employees, and other purposes.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

25.    Share-based Payments
(1)    Details of share-based payments granted by the Controlling to executives and employees, including the Chief Executive Officer (CEO), by the resolution of the Board of Directors for the years ended December 31, 2024 and 2025, are as follows:

2024
(in share)	18th grant
Grant date	June 20, 2024
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	₩38,484
Total compensation costs (in Korean won)	₩5,296 million
Exercise date	June 11, 2025
Valuation method	Fair value method

2025
(in share)	19th grant
Grant date	July 15, 2025
Grantee	CEO, internal directors, external directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	Internal directors: ₩48,758
External directors: ₩58,400
Total compensation costs (in Korean won)	₩7,530 million
Estimated exercise date (exercise date)	During 2026
Valuation method	Fair value method
(2)    Changes in the number of stock options and the weighted-average exercise price as at December 31, 2024 and 2025, are as follows:

(In share)	2024
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
16th grant	20,960	—	(6,158)	(7,171)	7,631	—
17th grant	307,182	—	(199,054)	(108,128)	—	—
18th grant	—	226,327	—	—	226,327	—
Total	328,142	226,327	(205,212)	(115,299)	233,958	—

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(In share)	2025
	Beginning	Granted	Expired	Exercised[1]	Ending	Number of shares exercisable
16th grant	7,631	—	—	—	7,631	—
18th grant	226,327	—	(123,693)	(102,634)	—	—
19th grant	—	193,716	—	—	193,716	—
Total	233,958	193,716	(123,693)	(102,634)	201,347	—
1The weighted average price of ordinary shares at the time of exercise of the 18th grant, during the year ended December 31, 2025, is ₩51,600 (2024: 16th ₩41,500, 17th ₩36,000).
(3)    The Group granted Restricted Stock Units to its executives and employees, and the fair value per share is measured based on the closing market price on the grant date. Restricted Stock Units vest in accordance with the service conditions specified at the grant date.

(In shares)	2025			2024
	Beginning	Granted	Ending	Beginning	Granted	Ending
Rrestricted Stock Unit	766	9,218	9,984	—	766	766
26.    Revenue from Contracts with Customers, Other Income and Relevant Contract Assets and Liabilities
(1)    The Group has recognized the following amounts relating to revenue and other income in the statement of profit or loss:

(in millions of Korean won)	2023		2024		2025
Revenue from contracts with customers	₩	26,063,185	₩	26,146,846	₩	27,966,493
Revenue from other sources	224,016		232,798		286,700
Other income (Note 27)	308,044		344,829		294,715
Total revenue and other income	₩	26,595,245	₩	26,724,473	₩	28,547,908
(2)    Operating revenues and other income for the years ended December 31, 2023, 2024 and 2025 are as follows:

(in millions of Korean won)	2023	2024	2025
Mobile services	₩ 7,140,333	₩ 7,318,087	₩ 7,585,939
Fixed-line services	5,142,359	5,157,728	5,191,735
Fixed-line and VoIP telephone services	1,249,024	1,188,365	1,116,286
Broadband Internet access services	2,578,558	2,634,200	2,683,700
Data communication services	1,314,777	1,335,163	1,391,749
Media and content	3,206,521	3,107,444	3,085,463
Financial services	3,967,763	3,742,655	3,473,946
Sale of goods	3,292,514	3,373,686	4,864,906
Others	3,845,755	4,024,873	4,345,919
Total	₩ 26,595,245	₩ 26,724,473	₩ 28,547,908
Mobile and fixed-line service
Telecommunication service revenues include mobile and fixed-line (e.g., fixed-line and VoIP telephone, broadband internet access services and data communication services). These services represent a series

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

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
(3)    Contract assets and liabilities recognized in relation to the revenues from contracts with customers, are as follows:

(in millions of Korean won)	December 31, 2024		December 31, 2025
Contract assets[1]	₩	929,181	₩	1,111,973
Contract liabilities[1]	1,240,934		410,379
Deferred revenue[2]	₩	87,209	₩	94,302
1The Group recognized contract assets of ₩85,713 million and contract liabilities of ₩170,641 million for long-term construction contract as of December 31, 2025 (2024: contract assets of ₩128,375 million and contract liabilities of ₩967,614 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.
2Deferred revenue recognized relating to government grant is excluded.
(4)    The contract costs recognized as assets are as follows:

(in millions of Korean won)	2023		2024		2025
Incremental cost of contract establishment	₩	1,656,711	₩	1,666,042	₩	2,018,168
Cost of Contract performance	70,757		72,122		80,920
As at December 31, 2025, the Group recognized ₩1,818,814 million (2023: ₩1,759,586 million, 2024: ₩1,715,915 million) of operating expenses related to contract cost assets.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(5)    For the years ended December 31, 2023, 2024 and 2025, revenue recognized from carried-forward contract liabilities and deferred revenue, is as follows:

(in millions of Korean won)	2023		2024		2025
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Allocation of the transaction price	₩	213,609	₩	199,624	₩	1,128,319
Deferred revenue of joining/installment fee	41,824		41,451		41,900
Total	₩	255,433	₩	241,075	₩	1,170,219
27.    Other Income
Other income for the years ended December 31, 2023, 2024 and 2025, are as follows:

(in millions of Korean won)	2023	2024	2025
Gain on disposal of property and equipment and investment properties	₩ 22,447	₩ 47,754	₩ 20,105
Gain on disposal of intangible assets	1,727	311	1,641
Gain on disposal of right-of-use assets	3,580	2,967	2,988
Property and Equipment loss recovery income	152,712	165,196	175,100
Income from government subsidies	40,725	1,261	565
Gain on disposal of investments in associates	6,982	19,074	8,384
Gain on disposal of investments in subsidiaries	28,825	52,688	33,867
Others	51,046	55,578	52,065
Total	₩ 308,044	₩ 344,829	₩ 294,715

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

28.    Operating Expenses
(1)    Operating expenses for the years ended December 31, 2023, 2024 and 2025, are as follows:

(in millions of Korean won)	2023	2024	2025
Employee benefit cost	₩ 4,556,832	₩ 5,628,058	₩ 4,592,773
Depreciation	2,723,610	2,827,518	2,849,519
Depreciation of right-of-use assets	402,737	410,925	430,977
Amortization of intangible assets	683,784	639,268	599,700
Commissions	1,264,729	1,403,381	1,587,845
Interconnection charges	436,598	410,872	397,239
International interconnection fee	140,433	138,807	129,330
Purchase of inventories	3,595,345	3,526,723	3,668,466
Changes of inventories	(203,071)	(27,947)	549,841
Sales commission	2,353,318	2,258,121	2,599,589
Service cost[1,2]	2,229,709	2,141,856	2,445,981
Utilities	544,675	555,856	571,127
Taxes and dues	250,651	265,305	267,932
Rent	167,576	147,607	153,584
Insurance premium	66,737	68,443	68,383
Installation fee	174,238	164,969	172,887
Advertising expenses	153,750	169,189	168,768
Allowance for bad debts	150,549	151,486	121,010
Card service cost	3,189,376	3,009,170	2,793,707
Loss on disposal of property and equipment	72,710	90,373	51,655
Loss on disposal of intangible assets	5,328	9,713	8,955
Loss on disposal of right-of-use assets	2,115	2,578	2,814
Loss on disposal of investments in associates	—	17	1,753
Loss on disposal of investments in subsidiaries	—	7,998	6,564
Impairment loss on property and equipment	7,871	7,183	15,317
Impairment loss on intangible assets	236,206	239,312	43,132
Donations	24,664	9,499	14,479
Other allowance for bad debts	34,112	26,475	19,770
Others[2]	1,902,214	1,801,660	1,686,153
Total	₩ 25,166,796	₩ 26,084,415	₩ 26,019,250
1Service cost is mainly related to purchase of service for system implementation and contents service.
2As of December 31, 2025, the amounts include salaries and wages of ₩125,060 million(2023: ₩104,828 million, 2024: ₩109,464 million) depreciation of ₩23,643 million(2023:₩28,801 million , 2024: ₩23,267 million) and amortization of intangible assets of ₩9,847 million(2023: ₩4,858 million, 2024: ₩12,443 million).

(2)    Details of employee benefit cost for the years ended December 31, 2023, 2024 and 2025, are as follows:

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(in millions of Korean won)	2023	2024	2025
Salaries & Wages	₩ 4,231,781	₩ 4,275,944	₩ 4,272,048
Post-employment benefits(Defined benefit plan)	183,026	221,377	219,220
Post-employment benefits(Defined contribution plan)	85,174	86,723	84,334
Share-based payment	15,450	7,129	11,894
Others	41,401	1,036,885	5,277
Total	₩ 4,556,832	₩ 5,628,058	₩ 4,592,773
29.    Financial Income and Costs
(1)    Details of financial income for the years ended December 31, 2023, 2024 and 2025, are as follows:

(in millions of Korean won)	2023	2024	2025
Interest income	₩ 279,607	₩ 303,535	₩ 259,227
Gain on foreign currency transactions	27,407	27,268	90,310
Gain on foreign currency translation	11,944	43,566	85,808
Gain on derivative transactions	12,304	48,566	11,976
Gain on valuation of derivatives	49,881	399,261	64,695
Gain on disposal of trade receivables	3,441	—	—
Gain on valuation of financial instruments	32,477	13,166	41,757
Others	69,216	82,288	72,809
Total	₩ 486,277	₩ 917,650	₩ 626,582
(2)    Details of financial costs for the years ended December 31, 2023, 2024 and 2025, are as follows:

(in millions of Korean won)	2023	2024	2025
Interest expenses	₩ 356,345	₩ 374,665	₩ 366,032
Loss on foreign currency transactions	34,281	49,308	18,896
Loss on foreign currency translation	95,730	426,842	73,514
Loss on derivative transactions	417	10,651	79,887
Loss on valuation of derivatives	6,598	3,793	62,711
Loss on disposal of trade receivables	17,980	7,955	13,081
Loss on valuation of financial instruments	55,049	112,154	153,246
Others	2,282	9,413	4,430
Total	₩ 568,682	₩ 994,781	₩ 771,797

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

30.    Deferred Income Tax and income Tax Expense
(1)    The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2024 and 2025, is as follows:

(in millions of Korean won)	December 31, 2024	December 31, 2025
Deferred tax assets
Deferred tax assets to be recovered within 12 months	₩ 417,425	₩ 491,258
Deferred tax assets to be recovered after more than 12 months	1,976,377	2,111,630
Deferred tax assets before offsetting	2,393,802	2,602,888
Deferred tax liabilities
Deferred tax liabilities to be recovered within 12 months	(748,888)	(841,568)
Deferred tax liabilities to be recovered after more than 12 months	(1,884,962)	(2,239,787)
Deferred tax liabilities before offsetting	(2,633,850)	(3,081,355)
Deferred tax assets after offsetting	₩ 679,948	₩ 672,957
Deferred tax liabilities after offsetting	₩ 919,996	₩ 1,151,424
(2)    The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2024
	Beginning	Statement of profit or loss	Other comprehensive income	Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures	(270,230)	730	(1,194)	(270,694)
Depreciation and impairment loss	(112,124)	9,797	—	(102,327)
Plan assets	(533,707)	71,001	590	(462,116)
Advanced depreciation provision	(518,080)	(5,128)	—	(523,208)
Contract assets	(421,824)	4,301	—	(417,523)
Financial assets at fair value through profit or loss	84	7,233	—	7,317
Financial assets at fair value through other comprehensive income	(102,627)	14,656	(1,932)	(89,903)
Others	(649,655)	(113,707)	(12,034)	(775,396)
Total	₩ (2,608,163)	₩ (11,117)	₩ (14,570)	₩ (2,633,850)
Deferred tax assets
Depreciation and impairment loss	116,746	(10,711)	—	106,035
Contract liabilities	111,978	(2,429)	—	109,549
Defined benefit liabilities	515,991	(66,182)	42,110	491,919
Provisions	146,171	20,394	—	166,565
Others	1,208,177	165,310	1,631	1,375,118
Total	₩ 2,099,063	₩ 106,382	₩ 43,741	₩ 2,249,186
Temporary difference, net	(509,100)	95,265	29,171	(384,664)
Tax credit carryforwards	129,270	15,344	—	144,614
Total net balance	₩ (379,830)	₩ 110,609	₩ 29,171	₩ (240,050)

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(in millions of Korean won)	2025
	Beginning	Statement of profit or loss	Other comprehensive income	Ending
Deferred tax liabilities
Investments in subsidiaries, associates and joint ventures	(270,694)	(16,796)	3,248	(284,242)
Depreciation and impairment loss	(102,327)	39,469	—	(62,858)
Plan assets	(462,116)	(64,681)	1,488	(525,309)
Advanced depreciation provision	(523,208)	63,719	—	(459,489)
Contract assets	(417,523)	(177,099)	—	(594,622)
Financial assets at fair value through profit or loss	7,317	341	—	7,658
Financial assets at fair value through other comprehensive income	(89,903)	14,326	(169,101)	(244,678)
Others	(775,396)	(141,741)	(678)	(917,815)
Total	₩ (2,633,850)	₩ (282,462)	₩ (165,043)	₩ (3,081,355)
Deferred tax assets
Depreciation and impairment loss	106,035	19,275	(44)	125,266
Contract liabilities	109,549	(3,533)	—	106,016
Defined benefit liabilities	491,919	35,585	16,850	544,354
Provisions	166,565	60,553	(220)	226,898
Others	1,375,118	92,403	(7,148)	1,460,373
Total	₩ 2,249,186	₩ 204,283	₩ 9,438	₩ 2,462,907
Temporary difference, net	(384,664)	(78,179)	(155,605)	(618,448)
Tax credit carryforwards	144,614	(4,633)	—	139,981
Total net balance	₩ (240,050)	₩ (82,812)	₩ (155,605)	₩ (478,467)

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(3)    The tax impacts recognized directly to equity as of December 31, 2023, 2024, and 2025, are as follows:

	December 31, 2023			December 31, 2024			December 31, 2025
(in millions of Korean won)	Before recognition	Tax effect	After recognition	Before recognition	Tax effect	After recognition	Before recognition	Tax effect	After recognition
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	₩ 163,750	₩ (41,945)	₩ 121,805	₩ 7,626	₩ (1,932)	₩ 5,694	₩ 627,461	₩ (169,101)	₩ 458,360
Gain (loss) on valuation of hedge instruments	(30,168)	7,555	(22,613)	(17,707)	4,555	(13,152)	76,169	(19,527)	56,642
Remeasurements of net defined benefit liabilities	(179,129)	41,664	(137,465)	(159,757)	42,700	(117,057)	(1,992)	18,338	16,346
Share of gain (loss) of associates and joint ventures, and others	28,715	(7,225)	21,490	4,715	(1,194)	3,521	(12,051)	3,248	(8,803)
Exchange differences on translation for foreign operations	32,376	(8,146)	24,230	59,053	(14,958)	44,095	(42,437)	11,437	(31,000)
Gain or loss on disposal of treasury stock	402	(101)	301	(76)	19	(57)	(125)	33	(92)
Total	₩ 15,946	₩ (8,198)	₩ 7,748	₩ (106,146)	₩ 29,190	₩ (76,956)	₩ 647,025	₩ (155,572)	₩ 491,453
(4)    Details of income tax expense for the years ended December 31, 2023, 2024 and 2025, are calculated as follows:

(in millions of Korean won)	2023		2024		2025
Current income tax expense	₩	347,265	₩	275,454	₩	494,004
Impact of change in deferred taxes	(16,827)		(110,609)		82,812
Income tax expense	₩	330,438	₩	164,845	₩	576,816

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(5)    The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2023	2024	2025
Profit before income tax expense	₩ 1,302,620	₩ 571,513	₩ 2,401,363
Statutory income tax expense	₩ 333,530	₩ 140,517	₩ 623,598
Tax effect
Income not taxable for taxation purposes	(30,106)	(37,505)	(12,444)
Non-deductible expenses	26,723	29,192	46,678
Tax credit	(78,459)	(42,422)	(80,056)
Additional payment of income taxes	(4,991)	13,338	(3,181)
Adjustments in deferred tax from changes in tax rate	564	(25,012)	(22,573)
Tax effect and adjustment on consolidation
Goodwill impairment	106,010	52,168	9,936
Changes of out-side tax effect	4,436	(6,160)	39,064
Intangible Asset impairment and amortization	5,892	(5,850)	(1,333)
Reversal expenses of contract cost assets	9,281	13,338	(10,307)
Others	(42,442)	33,241	(12,566)
Income tax expense	₩ 330,438	₩ 164,845	₩ 576,816

(6)    Details of deferred tax assets and liabilities that are not recognized as at December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	2024		2025
Deductible temporary differences
Investment in subsidiaries, associates, and joint ventures	₩	3,799,037	₩	3,501,353
Unused tax loss	212,283		296,436
Unused Tax credit	5,071		3,337
Others	141,405		196,936
Total	₩	4,157,796	₩	3,998,062
Taxable temporary differences
Investment in subsidiaries, associates, and joint ventures	₩	859,471	₩	720,071
Others	2,631		96,252
Total	₩	862,102	₩	816,323

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(7)    The expected period of expiry for unused tax losses not recognized in deferred tax assets as of December 31, 2024 and 2025, is as follows:

(in millions of Korean won)	2024	2025
2025	₩ 2,836	₩ —
2026	1,897	4,992
2027	4,416	—
2028	396	—
2029	617	—
2030	38	804
2031	4,857	1,031
2032	2,552	7,004
2033	1,455	9,581
2034	—	468
2035	2,160	36
After 2036	191,059	272,520
Total	₩ 212,283	₩ 296,436
(8)     The Group is subject to Pillar Two income taxes and has reviewed the impact on the financial statements. As a result of this assessment, no Pillar Two current tax expense is recognized for the current year, and the exception to the recognition and disclosure of deferred taxes has been applied.
31.    Earnings per Share
(1)    Basic Earnings per Share
Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.
Basic earnings per share from operations for the years ended December 31, 2023, 2024 and 2025, is calculated as follows:

	2023		2024		2025
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	₩	993,325	₩	459,861	₩	1,718,814
Weighted average number of ordinary shares outstanding (in number of shares)	249,470,072		245,910,192		242,993,522
Basic earnings per share (in Korean won)	₩	3,982	₩	1,870	₩	7,074

(2)    Diluted Earnings per Share
Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2023	2024	2025
Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won)	₩ 993,325	₩ 459,861	₩ 1,718,814
Adjustment to net income attributable to ordinary shares (in millions of Korean won)	(827)	(398)	(597)
Diluted profit attributable to ordinary shares (in millions of Korean won)	992,498	459,463	1,718,217
Number of dilutive potential ordinary shares outstanding (in number of shares)[1]	119,263	94,393	97,777
Weighted average number of ordinary shares outstanding (in number of shares)	249,589,335	246,004,585	243,091,299
Diluted earnings per share (in Korean won)	₩ 3,977	₩ 1,868	₩ 7,068
1.The dilutive potential common shares consist of share-based compensation.

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares. Convertible bonds and convertible preferred stocks without dilutive effects are excluded from the calculation.
32.    Dividend
The dividends paid by the Group in 2023, 2024 and 2025 were ₩501,844 million (₩1,960 per share), ₩482,970 million (₩1,960 per share), ₩122,836 million (₩500 per share) respectively. The quarterly dividends paid by the Group in 2025 were ₩436,298 million (₩600 per share). A dividend in respect of the year ended December 31, 2025, of ₩600 per share, amounting to a total dividend of ₩144,657 million, was proposed at the shareholders’ meeting on March 31, 2026.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

33.    Cash Generated from Operations
(1)    Cash flows from operating activities for the years ended December 31, 2023, 2024 and 2025, are as follows:

(in millions of Korean won)	2023	2024	2025
1.Profit for the year	₩ 972,182	₩ 406,669	₩ 1,824,546
2.Adjustments to reconcile net income
Income tax expense	335,367	164,845	576,816
Interest income [1]	(392,580)	(409,540)	(380,866)
Interest expense [1]	410,566	432,537	439,350
Dividends income [2]	(59,758)	(70,914)	(75,907)
Depreciation	2,773,152	2,866,974	2,898,524
Amortization of intangible assets	691,909	651,649	607,866
Depreciation of right-of-use assets	402,737	410,925	430,977
Provision for severance benefits (defined benefits)	196,027	234,435	232,649
Impairment losses on trade receivables	175,244	184,942	140,636
Share of net profit or loss of associates and joint ventures	44,323	(8,294)	(16,832)
Loss(gain) on disposal of associates and joint ventures	(6,982)	(19,057)	(6,631)
Loss(gain) on the disposal of subsidiaries	(28,825)	(44,690)	(27,303)
Loss(gain) on disposal of right-of-use assets	(1,465)	(389)	(174)
Impairment loss on property and equipment and investment in properties	7,871	7,183	15,317
Loss(gain) on disposal of property and equipment and investment in properties [3]	511	13,894	31,550
Loss on disposal of intangible assets	3,601	9,402	7,314
Loss on impairment of intangible assets	236,106	237,877	43,132
Loss on foreign currency translation	83,899	383,045	(12,276)
Gain on valuation and settlement of derivatives, net	(37,249)	(434,765)	64,857
Gain on disposal of financial assets at fair value through profit or loss	(2,225)	(10,793)	1,614
Loss(Gain) on valuation of financial assets at fair value through profit or loss [4]	13,920	95,118	93,719
Loss(gain) on disposal of financial assets at amortized cost	1	1	18
Others	158,820	166,366	169,073
3.Change in operating assets and liabilities, net of effects from purchase of controlled entity and sale of engineering division
Decrease(increase) in trade receivables	(124,023)	(79,503)	(181,305)
Increase in other receivables	(1,085,527)	384,941	(297,309)
Decrease(increase) in other current assets	250,569	77,878	(297,056)
Increase in other non-current assets	(86,030)	(102,599)	(279,499)
Decrease(increase) in inventories	(317,531)	(67,598)	755,290
Increase(decrease) in trade payables	121,515	(233,799)	135,092
Increase in other payables	829,220	(289,044)	(401,907)
Increase(decrease) in other current liabilities	414,436	620,035	(874,659)
Decrease in other non-current liabilities	(14,272)	(2,609)	(8,545)
Decrease in provisions	(5,083)	(6,536)	(2,426)
Increase(decrease) in deferred revenue	905	(1,900)	(464)
Decrease(increase) in plan assets	115,725	344,869	40,672
Payment of post-employment benefits	(329,861)	(562,307)	(346,425)
4.Cash generated from operations (1+2+3)	₩ 5,747,195	₩ 5,349,248	₩ 5,299,428

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

1Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ₩121,639 million (2023: ₩112,973 million, 2024: ₩106,005 million) recognized as operating revenue and interest expense of ₩73,318 million (2023: ₩55,677 million, 2024: ₩57,872 million) recognized as operating expense, for the year ended December 31, 2025, are included in the adjustment
2BC Card Co., Ltd. Recognized dividend income as operating revenue, including dividend income of ₩3,927 million that is recognized as operating revenue for the year ended December 31, 2025 (2023: ₩1,759 million, 2024: ₩1,701 million).
3KT Estate Inc. recognized gain and loss on disposal of investment properties as operating revenue and expense, respectively, including gain on disposal of investment properties of ₩28,725 million that is recognized as operating revenue for the year ended December 31, 2024. (2023 : ₩49,752 million)
4KT Investment CO., Ltd. and other subsidiaries of the Group recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively, including loss on valuation of financial assets at fair value through profit or loss of ₩450 million that is recognized as operating expense for the year ended December 31, 2025 (2023 : ₩11,112 million, 2024: ₩576 million).
(2)    Significant transactions not affecting cash flows for the years ended December 31, 2023, 2024 and 2025, are as follows:

(in millions of Korean won)	2023	2024	2025
Reclassification of the current portion of borrowings	₩ 1,731,998	₩ 3,046,361	₩ 1,703,662
Reclassification of construction-in-progress to property and equipment	3,123,611	2,324,080	2,308,129
Reclassification of accounts payable from property and equipment	(293,448)	245,099	(145,484)
Reclassification of accounts payable from intangible assets	(276,491)	(291,574)	(277,195)
Reclassification of payable from defined benefit liabilities	26,246	64,103	(122,024)
Reclassification of payable from plan assets	(24,821)	(64,281)	116,136
Increase in financial assets due to stock exchange	—	52,841	—
34.    Changes in Liabilities Arising from Financing Activities
Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2023, 2024 and 2025, are as follows:

	2023
			Non-cash
(in millions of Korean won)	Beginning	Cash flows	Newly acquired	Changes in FX rate	Fair Value changes	Others	Ending
Borrowing	₩ 10,006,685	₩ 106,118	₩ —	₩ 45,370	₩ 1,719	₩ 58,273	₩ 10,218,165
Lease liabilities	1,172,038	(407,051)	460,617	—	24	(45,719)	1,179,909
Derivative liabilities	33,555	—	—	10,888	9,643	(29,539)	24,547
Derivative assets	(190,830)	48,183	—	32,487	1,788	(50,839)	(159,211)
Total	₩ 11,021,448	₩ (252,750)	₩ 460,617	₩ 88,745	₩ 13,174	₩ (67,824)	₩ 11,263,410

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

	2024
			Non-cash
(in millions of Korean won)	Beginning	Cash flows	Newly acquired	Changes in FX rate	Fair Value changes	Others	Ending
Borrowing	₩ 10,218,165	₩ (135,227)	₩ —	₩ 399,510	₩ —	₩ 38,243	₩ 10,520,691
Lease liabilities	1,179,909	(414,172)	324,330	—	264	(30,878)	1,059,453
Derivative liabilities	24,547	(419)	—	—	(1,903)	(22,222)	3
Derivative assets	(159,211)	81,007	—	—	(360,892)	(6,375)	(445,471)
Total	₩ 11,263,410	₩ (468,811)	₩ 324,330	₩ 399,510	₩ (362,531)	₩ (21,232)	₩ 11,134,676

	2025
			Non-cash
(in millions of Korean won)	Beginning	Cash flows	Newly acquired	Changes in FX rate	Fair Value changes	Others	Ending
Borrowing	₩ 10,520,691	₩ 426,156	₩ —	₩ (20,620)	₩ —	₩ (140,655)	₩ 10,785,572
Lease liabilities	1,059,453	(411,959)	804,982	—	—	(29,270)	1,423,206
Derivative liabilities	3	2,066	—	—	11,793	—	13,862
Derivative assets	(445,471)	128,388	—	—	(52,153)	53,699	(315,537)
Total	₩ 11,134,676	₩ 144,651	₩ 804,982	₩ (20,620)	₩ (40,360)	₩ (116,226)	₩ 11,907,103
35.    Segment Information
(1) The management of the Group determines the operating and reporting segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	Cable television service, IT, facility security and global business, and others
(2) Details of each segment for the years ended December 31, 2023, 2024 and 2025, are as follows:

	2023
(in millions of Korean won)	Operating revenues	Operating Income	Depreciation and Amortization[1]
ICT	₩ 18,698,964	₩ 1,193,333	₩ 3,183,408
Finance	3,723,286	91,591	37,150
Satellite TV	714,574	(70,170)	52,871
Real estate	499,997	73,496	70,653
Others	8,145,272	97,568	584,738
Total	31,782,093	1,385,818	3,928,820
Elimination[2]	(5,186,848)	42,631	(118,689)
Consolidated amount	₩ 26,595,245	₩ 1,428,449	₩ 3,810,131

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

	2024
(in millions of Korean won)	Operating revenues	Operating Income	Depreciation and Amortization[1]
ICT	₩ 18,928,705	₩ 432,809	₩ 3,230,522
Finance	3,558,558	143,227	33,629
Satellite TV	710,019	(107,397)	48,121
Real estate	546,886	85,326	69,363
Others	8,222,955	65,566	604,753
Total	31,967,123	619,531	3,986,388
Elimination[2]	(5,242,650)	20,527	(108,677)
Consolidated amount	₩ 26,724,473	₩ 640,058	₩ 3,877,711

	2025
(in millions of Korean won)	Operating revenues	Operating Income	Depreciation and Amortization[1]
ICT	₩ 19,591,818	₩ 1,457,108	₩ 3,241,310
Finance	3,387,764	166,057	28,888
Satellite TV	686,924	16,451	44,496
Real estate	686,401	92,677	71,128
Others	10,455,585	773,212	627,858
Total	34,808,492	2,505,505	4,013,680
Elimination[2]	(6,260,584)	23,153	(133,484)
Consolidated amount	₩ 28,547,908	₩ 2,528,658	₩ 3,880,196
1Sum of the amortization of tangible assets, intangible assets, investment properties, and right-of-use assets.
2Elimination for operating revenues is the difference between operating revenue included in the CODM report, which is based on Korean IFRS and operating revenue based on IFRS. Elimination for depreciation and amortization and operating revenues also included consolidated adjustments due to intercompany transactions with the group.
(3) Operating revenues for the years ended December 31, 2023, 2024 and 2025 and non-current assets as at December 31, 2024 and 2025 by geographical regions, are as follows:

(In millions of Korean won)	Operating revenues						Non-current assets[1]
Location	2023		2024		2025		2024.12.31		2025.12.31
Domestic	₩	26,425,735	₩	26,547,275	₩	28,364,362	₩	20,021,125	₩	20,074,061
Overseas	169,510		177,198		183,546		179,815		151,198
Total	₩	26,595,245	₩	26,724,473	₩	28,547,908	₩	20,200,940	₩	20,225,259
1Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

36.    Related Party Transactions
(1) The list of related party of the Group as of December 31, 2025, is as follows:

Relationship	Name of Entity
Associates and joint ventures	There are 48 Associates and joint ventures, and entities listed on the table below has Related Party Transactions

Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company
1The investment in preferred shares in these entities are accounted for under IFRS 9. Given the Company’s significant influence in the investees, those are included in the list of related parties.
(2) Outstanding balances of receivables and payables in relations to transactions with related parties as of December 31, 2024 and 2025, are as follows:

		December 31, 2024
		Receivables			Payables
(in millions of Korean won)		Trade receivables	Other receivables	Lease receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures Others	K Bank, Inc.	₩ 778	₩ 147,868	₩ —	₩ —	₩ 83	₩ —
	Little Big Pictures	235	1,396	—	—	2	—
	K-Realty 11th Real Estate Investment Trust Company	113	1,283	—	—	—	4,588
	K-Realty No.3 Real Estate General Private Placement Investment Company	7,911	—	—	—	—	—
	Others	2,439	1,628	—	1,302	1,326	—
Others	Others	₩ 138	₩ 240	₩ —	₩ 1	₩ —	₩ —
Total		₩ 11,614	₩ 152,415	₩ —	₩ 1,303	₩ 1,411	₩ 4,588

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

		December 31, 2025
		Receivables			Payables
(in millions of Korean won)		Trade receivables	Other receivables	Lease receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures Others	K Bank, Inc.	₩ 2,089	₩ 53,865	₩ —	₩ —	₩ 795	₩ —
	Little Big Pictures	235	1,382	—	—	249	—
	K-Realty 11th Real Estate Investment Trust Company	117	1,482	—	—	—	1,719
	K-Realty No.3 Real Estate General Private Placement Investment Company	185	—	—	—	299	98,474
	Others	6,419	747	—	161	1,228	—
Others	Others	228	66	₩ —	—	—	—
Total		₩ 9,273	₩ 57,542	₩ —	₩ 161	₩ 2,571	₩ 100,193
(3) Significant transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows:

		2023
(in millions of Korean won)		Operating Revenue	Purchases[1]
Associates and joint ventures	K Bank, Inc.	₩ 22,701	₩ 13,429
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)	78	182
	K-Realty 11th Real Estate Investment Trust Company	346	2,559
	K-Realty No.3 Real Estate General Private Placement Investment Company	6,216	—
	Others [2,3]	21,308	42,169
Others	Digital Pharm Co., Ltd.	1	—
Total		50,650	58,339

		2023
(in millions of Korean won)		Acquisition of right-of-use assets	Interest income	Interest expense	Dividend income
Associates and joint ventures	K Bank, Inc.	₩ —	₩ 8,264	₩ —	₩ —
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company	7	—	261	507
	Others [2,3]	—	—	—	1,279
Total		7	8,264	261	1,786
1The amounts includes the acquisition of property and equipment, and others.
2Includes transactions of KD Living Co., Ltd. before it became a subsidiary.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

3Includes transactions of FUNDA Co., Ltd, Maruee Limited Company Specializing in the Cultural Industry, Mastern No.127 Logispoint Daegu Co., Ltd. before it was excluded as associates and joint ventures of the Group.

		2024
(in millions of Korean won)		Operating Revenue	Purchases[1]
Associates and joint ventures	K Bank, Inc.	₩ 31,721	₩ 22,548
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)	75	—
	K-Realty 11th Real Estate Investment Trust Company	236	2,547
	K-Realty No.3 Real Estate General Private Placement Investment Company	32,286	—
	Others [2]	25,534	33,804
Others	Others.	171	2,716
Total		90,023	61,615

		2024
(in millions of Korean won)		Acquisition of right-of-use assets	Interest income	Interest expense	Dividend income
Associates and joint ventures	K Bank, Inc.	₩ —	₩ 6,678	₩ —	₩ —
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company	11	—	182	401
	Others [2]	—	—	—	4,769
Total		₩ 11	₩ 6,678	₩ 182	₩ 5,170
1The amounts includes the acquisition of property and equipment, and others.
2Transactions with LS Marine Solution Co., Ltd., QTT Global (Group) Company Limited and OASISALPHA Corporation are included up to the date on which the related party relationships were terminated.

		2025
(in millions of Korean won)		Operating Revenue	Purchases[1]
Associates and joint ventures	K Bank, Inc.	₩ 33,845	₩ 30,078
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)	78	—
	K-Realty 11th Real Estate Investment Trust Company	236	1,811
	K-Realty No.3 Real Estate General Private Placement Investment Company	25,317	1,704
	Others [2]	31,290	25,731
Others	Others.	484	118
Total		91,250	59,442

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

		2025
(in millions of Korean won)		Acquisition of right-of-use assets	Interest income	Interest expense	Dividend income
Associates and joint ventures	K Bank, Inc.	₩ —	₩ 859	₩ —	₩ 2,300
	HD Hyundai Robotics Co., Ltd. (formerly Hyundai Robotics Co., Ltd.)	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company	—	—	80	399
	K-Realty No.3 Real Estate General Private Placement Investment Company	100,493		1,650	—
	Others [2]	—	—	—	5,444
Total		₩ 100,493	₩ 859	₩ 1,730	₩ 8,143
1The amounts includes the acquisition of property and equipment, and others.
2Transactions with Trustay Co., Ltd. and Korea Electronic Vehicle Charging Service before they were excluded from associates and joint ventures are included.

(4) Key management compensation for the years ended December 31, 2023, 2024 and 2025, consists of:

(in millions of Korean won)	2023		2024		2025
Salaries and other short-term benefits	₩	1,494	₩	1,666	₩	1,947
Post-employment benefits	153		193		280
Share-based compensation	569		1,225		952
Total	₩	2,216	₩	3,084	₩	3,179
(5) Fund transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows:

	2023
(in millions of Korean won)	Borrowing transactions[1]		Equity contributions in cash
Associates and joint ventures	Borrowings	Repayments
K-Realty 11th Real Estate Investment Trust Company	₩ —	₩ 1,037	₩ —
STIC Place General Private Placement Real Estate Investment Trust No.2	—	—	20,000
Telco Credit Bureau Co.,Ltd.	—	—	6,500
Pacific geumto no.75 private hybrid asset fund	—	—	19,000
Kiamco Data Center Blind Fund	—	—	15,000
STIC Mixed Asset Investment Trust No. 1	—	—	10,930
Others [2]	₩ —	₩ —	₩ 31,107
Others
Rebellions Co.,Ltd.	—	—	19,998
Total	₩ —	₩ 1,037	₩ 122,535
1Lease transactions are included in borrowing transactions.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

2Includes transaction details before Daemuga Limited Company Specializing in the Cultural Industry, Maruee Limited Company Specializing in the Cultural Industry were excluded from the associates company.

	2024
(in millions of Korean won)	Borrowing transactions[1]		Equity contributions in cash
Associates and joint ventures	Borrowings	Repayments
IBK-KT Young Entrepreneurs MARS Investment Fund	₩ —	₩ —	₩ 6,000
K-Realty 11th Real Estate Investment Trust Company	—	2,337	—
TeamFresh Corp.2	—	—	52,841
Others	—	—	21,234
Others
Rebellions Co.,Ltd.	—	—	12,477
Total	₩ —	₩ 2,337	₩ 92,552
1Lease transactions are included in borrowing transactions.
2The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held

	2025
(in millions of Korean won)	Borrowing transactions[1]		Equity contributions in cash
Associates and joint ventures	Borrowings	Repayments
IBK-KT Young Entrepreneurs MARS Investment Fund	₩ —	₩ —	₩ 6,000
K-Realty 11th Real Estate Investment Trust Company	—	1,811	—
K Bank, Inc.	—	—	100,000
Others	—	1,633	7,059
Total	₩ —	₩ 3,444	₩ 113,059
1Lease transactions are included in borrowing transactions.

(6) Provision of collateral and investment agreement and others
The Group has an obligation according to invest in agreements with related parties such as Kiamco Data Center Blind Fund. As of December 31, 2025 the Group has a plan to make an additional investment of ₩85,834 million.
(7) As of December 31, 2025, the limit of the credit card contract provided by the Group to K Bank, Inc. and others is ₩1,486 million (December 31, 2024: ₩1,447 million).
37.    Financial Risk Management
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
The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Group's Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

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
As of December 31, 2023, 2024 and 2025, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Impact on profit before income tax[1]		Impact on equity
2023.12.31	10%	₩	(10,313)	₩	(18,460)
	-10%	10,313		18,460
2024.12.31	10%	₩	(6,452)	₩	(15,351)
	-10%	6,452		15,351
2025.12.31	10%	₩	(9,165)	₩	(9,089)
	-10%	9,165		9,089
1Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies.
The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

Details of financial assets and liabilities in foreign currencies as at December 31, 2023, 2024 and 2025, are as follows:

(In thousands of foreign currencies)	2023		2024		2025
	Financial assets	Financial liabilities	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	139,807	2,271,673	139,459	2,346,061	154,802	2,194,753
SDR[1]	254	722	254	721	255	721
JPY	17,496	400,002	10,032	7	5,372	30,005,442
EUR	304	7,810	156	7,814	37	30
RWF[2]	402	—	—	—	—	—
THB[3]	244	—	8,764	—	8,755	—
TZS[4]	21,958	—	21,868	—	20	—
BWP[5]	680	—	664	—	659	—
VND[6]	380,629	—	222,914	—	231,830	—
SGD[7]	1,375	—	8,339	7	8,339	—
TWD[8]	1,685	—	—	—	—	—
CHF[9]	—	25	—	33	—	1
KGS[10]	—	—	—	—	2,457	—
UZS[11]	—	—	—	—	8,346	—
PKR[12]	114,025	—	13,732	—	21,050	—
1Special Drawing Rights.
2Rwanda Franc.
3Thailand Bhat.
4Tanzanian Shilling.
5Botswana Pula.
6Vietnam Dong.
7Singapore Dollar.
8Taiwan Dollar.
9Swiss Franc.
10Kyrgyzstani Som.
11Uzbekistani Som.
12Pakistani rupee.

(iii) Price risk
As of December 31, 2023, 2024 and 2025, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Impact on profit before income tax		Impact on equity
2023.12.31	10%	₩	1,473	₩	121,423
	-10%	(1,473)		(121,423)
2024.12.31	10%	₩	519	₩	129,404
	-10%	(519)		(129,404)
2025.12.31	10%	₩	303	₩	195,275
	-10%	(303)		(195,275)
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
As of December 31, 2023, 2024 and 2025, if the market interest rate had increased/decreased by 100 bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Impact on profit before income tax		Impact on equity
2023.12.31	+100 bp	₩	(2,693)	₩	(4,718)
	-100 bp	2,696		5,037
2024.12.31	+100 bp	₩	(1,658)	₩	(11,903)
	-100 bp	1,665		12,337
2025.12.31	+100 bp	₩	(7,046)	₩	(2,142)
	-100 bp	7,047		2,391
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
-Risk management
Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

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
-Security
For some trade receivables, the Group may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.
-Impairment of financial assets
The Group has four types of financial assets that are subject to the expected credit loss model:
•trade receivables for sales of goods and provision of services,
•contract assets relating to provision of services,
•debt investments carried at fair value through other comprehensive income, and
•other financial assets carried at amortized cost.
While cash equivalents are also subject to the impairment requirement, the identified expected credit loss was immaterial.
The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as of December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	December 31, 2024	December 31, 2025
Cash and cash equivalents (except for cash on hand)	₩ 3,711,936	₩ 3,501,068
Trade and other receivables
Financial assets at amortized costs	7,573,409	7,806,644
Financial assets at fair value through other comprehensive income	114,774	107,644
Contract assets	800,806	1,026,260
Other financial assets
Derivatives financial assets for hedging	445,471	315,537
Financial assets at fair value through profit or loss	971,805	723,978
Financial assets at fair value through other comprehensive income	6,157	6,147
Financial assets at amortized costs	962,653	1,476,527
Total	₩ 14,587,011	₩ 14,963,805
The Group is exposed to credit risk for financial guarantee contracts. As of December 31, 2025, the Group’s maximum exposure amount is ₩428 million (December 31, 2024: ₩108,881 million).
(i) Trade receivables and contract assets
The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.
The Group measures the expected credit loss by considering the future unrecoverable rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2025. Meanwhile, the credit sales assets of BC Card Co., Ltd., a subsidiary, were judged to have low credit risk, so the expected 12-month credit loss was applied.
The expected credit losses reflect forward-looking information. Provision for impairment as of December 31, 2024 and 2025, are as follows:

	December 31, 2024
(in millions of Korean won)	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate	6.08%		32.37%		60.55%
Total carrying amounts	₩	3,086,024	₩	59,092	₩	285,454	₩	3,430,570
Provision for impairment	₩	(187,649)	₩	(19,128)	₩	(172,849)	₩	(379,626)

	December 31, 2025
(in millions of Korean won)	Less than 6 months		7-12 months		More than 1 years		Total
Expected credit loss rate	6.49%		31.77%		59.34%
Total carrying amounts	₩	3,196,965	₩	67,830	₩	266,233	₩	3,531,028
Provision for impairment	₩	(207,487)	₩	(21,551)	₩	(157,991)	₩	(387,029)
Details of changes in provisions for impairment of trade receivables the years ended December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	2024	2025
Beginning balance	₩ 331,290	₩ 379,626
Provision	95,060	71,654
Written-off	(54,528)	(72,740)
Others	7,804	8,489
Ending balance	₩ 379,626	₩ 387,029
As of December 31, 2025, the maximum exposure of the trade receivables carrying amount to credit risk is ₩3,143,999 million (December 31, 2024: ₩3,050,944 million).
Impairment of trade receivable for the years ended December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	2024		2025
Impairment loss Bad debt expenses	₩	95,060	₩	71,654
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

Management considers ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.
Details of changes in provisions for impairment of other financial assets at amortized costs for the years ended December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	2024	2025
Beginning balance	₩ 183,636	₩ 204,594
Provision	82,123	63,886
Written-off	(105,169)	(101,721)
Reversal	(380)	(144)
Others	44,384	24,402
Ending balance	₩ 204,594	₩ 191,017
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

	December 31, 2024
(in millions of Korean won)	Less than 1 year	1-5 years	More than 5 years	Total
Trade and other payables	₩ 7,509,703	₩ 728,268	₩ 22,209	₩ 8,260,180
Borrowings (including debentures)	4,206,534	5,485,468	1,669,798	11,361,800
Lease liabilities	360,361	674,594	142,857	1,177,812
Other non-derivative financial liabilities	391,039	756,024	15,280	1,162,343
Financial guarantee contracts[1]	108,881	—	—	108,881
Total	₩ 12,576,518	₩ 7,644,354	₩ 1,850,144	₩ 22,071,016
1Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

	December 31, 2025
(in millions of Korean won)	Less than 1 year	1-5 years	More than 5 years	Total
Trade and other payables	₩ 6,856,284	₩ 217,312	₩ 40,641	₩ 7,114,237
Borrowings (including debentures)	2,724,673	7,247,769	1,690,565	11,663,007
Lease liabilities	375,148	669,176	586,866	1,631,190
Other non-derivative financial liabilities	480,408	687,217	18,453	1,186,078
Financial guarantee contracts1	428	—	—	428
Total	₩ 10,436,941	₩ 8,821,474	₩ 2,336,525	₩ 21,594,940
1Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed
At the end of the reporting period, the cash outflows and inflows by maturity of the Group’s derivatives held for trading and gross-settled derivatives are as follows:

	December 31, 2023
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading[1]
Outflows	₩	—	₩	133,293	₩	—	₩	133,293
Inflows	—		—		1,015		1,015
Derivatives settled gross2
Outflows	₩	741,140	₩	1,227,166	₩	8,126	₩	1,976,432
Inflows	614,066		2,198,958		36,344		2,849,368

	December 31, 2024
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading[1]
Outflows	₩	—	₩	131,630	₩	—	₩	131,630
Derivatives settled gross2
Outflows	₩	1,326,759	₩	1,570,621	₩	26,283	₩	2,923,663
Inflows	₩	1,550,061	₩	1,900,720	₩	39,001	₩	3,489,782

	December 31, 2025
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Derivatives held for trading[1]
Outflows	₩	105,378	₩	—	₩	—	₩	105,378
Derivatives settled gross[2]
Outflows	₩	1,760,881	₩	3,052,446	₩	25,036	₩	4,838,363
Inflows	768,044		2,580,543		36,471		3,385,058
1During the year ended December 31, 2025, derivative liabilities held-for-trading are classified under the ‘more than one year to less than five years’ category as they are relevant to the fair value of derivatives liabilities related to shareholder-to-share contracts (Note 20).

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

As these derivatives held-for-trading are managed based on net fair value, their contractual maturities are not necessarily taking into consideration to understand the timing of cash flows.
2Cash outflow and inflow of gross-settled derivatives are undiscounted contractual cash flow and may differ from the amount in the consolidated statement of financial position.
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
The debt-to-equity ratios as of December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	December 31, 2024	December 31, 2025
Total liabilities	₩ 24,035,197	₩ 23,633,307
Total equity	17,967,561	19,416,811
Debt-to-equity ratio	134%	122%
The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.
The gearing ratios as of December 31, 2024 and 2025, are as follows:

(in millions of Korean won, %)	December 31, 2024	December 31, 2025
Total borrowings	₩ 10,520,690	₩ 10,785,572
Less: cash and cash equivalents	(3,716,680)	(3,506,971)
Net debt	6,804,010	7,278,601
Total equity	17,967,561	19,416,811
Total capital	24,771,571	26,695,412
Gearing ratio	27%	27%
(3) Offsetting Financial Assets and Financial Liabilities
1)    Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2024
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	₩	71,680	₩	(20,588)	₩	51,092	₩	(42,998)	₩	—	₩	8,094
Other financial assets	148		(147)		1		(1)		—		—
Total	₩	71,828	₩	(20,735)	₩	51,093	₩	(42,999)	₩	—	₩	8,094

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(in millions of Korean won)	December 31, 2025
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	₩	51,159	₩	—	₩	51,159	₩	(49,930)	₩	—	₩	1,229
Other financial assets	513		(511)		2		(2)		—		—
Total	₩	51,672	₩	(511)	₩	51,161	₩	(49,932)	₩	—	₩	1,229
These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.
2)    Details of the Group’s financial liabilities recognized, subject to enforceable master netting arrangements or similar agreements, as of December 31, 2024 and 2025, are as follows

(in millions of Korean won)	December 31, 2024
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	₩	40,732	₩	(147)	₩	40,585	₩	(39,306)	₩	—	₩	1,279
Other payables	24,281		(20,588)		3,693		(3,693)		—		—
Total	₩	65,013	₩	(20,735)	₩	44,278	₩	(42,999)	₩	—	₩	1,279

(in millions of Korean won)	December 31, 2025
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	₩	53,216	₩	(511)	₩	52,705	₩	(49,930)	₩	—	₩	2,775
Other payables	2		—		2		(2)		—		—
Total	₩	53,218	₩	(511)	₩	52,707	₩	(49,932)	₩	—	₩	2,775
These include price subject to netting arrangements on facility interconnection and data sharing among telecommunication companies.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

38.    Fair Value
(1) Fair Value of Financial Instruments by Category
Carrying amount and fair value of financial instruments by category as of December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	December 31, 2024			December 31, 2025
	Carrying amount	Fair value		Carrying amount	Fair value
Financial assets
Cash and cash equivalents	₩ 3,716,680		[1]	₩ 3,506,971		[1]
Trade and other receivables
Financial assets measured at amortized cost[2]	7,380,901		[1]	7,572,857		[1]
Financial assets at fair value through other comprehensive income	114,774	114,774		107,644	107,644
Other financial assets
Financial assets measured at amortized cost	962,653		[1]	1,476,527		[1]
Financial assets at fair value through profit or loss	1,029,926	1,029,926		774,557	774,557
Financial assets at fair value through other comprehensive income	1,665,368	1,665,368		2,423,277	2,423,277
Derivative financial assets for hedging	445,471	445,471		315,537	315,537
Total	₩ 15,315,773			₩ 16,177,370
Financial liabilities
Trade and other payables	₩ 7,214,174		[1]	₩ 6,693,177		[1]
Borrowings	10,520,690	10,423,619		10,785,572	9,722,743
Other financial liabilities
Financial liabilities at amortized cost	942,135		[1]	999,020		[1]
Financial liabilities at fair value through profit or loss	132,011	132,011		105,810	105,810
Derivative financial liabilities for hedging purpose	3	3		13,862	13,862
Total	₩ 18,809,013			₩ 18,597,441
1The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
2Lease receivables are excluded from fair value disclosure in accordance with IFRS 7.
(2)    Fair Value Hierarchy
To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:
•Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.
•Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
•Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value disclosed in fair value as of December 31, 2024 and 2025, are as follows:

	December 31, 2024
(in millions of Korean won)	Level 1	Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	₩ —	₩ 114,774	₩ —	₩ 114,774
Other financial assets
Financial assets at fair value through profit or loss	5,620	181,694	842,612	1,029,926
Financial assets at fair value through other comprehensive income	1,317,120	5,418	342,830	1,665,368
Derivative financial assets for hedging	—	445,471	—	445,471
Investment properties	—	—	6,899,105	6,899,105
Total	₩ 1,322,740	₩ 747,357	₩ 8,084,547	₩ 10,154,644
Liabilities
Borrowings	₩ —	₩ 10,423,619	₩ —	₩ 10,423,619
Other financial liabilities
Financial liabilities at fair value through profit or loss	—	—	132,011	132,011
Derivative financial liabilities for hedging purpose	—	3	—	3
Total	₩ —	₩ 10,423,622	₩ 132,011	₩ 10,555,633

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(in millions of Korean won)	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	₩ —	₩ 107,644	₩ —	₩ 107,644
Other financial assets
Financial assets at fair value through profit or loss	3,562	64,237	706,758	774,557
Financial assets at fair value through other comprehensive income	2,044,434	5,319	373,524	2,423,277
Derivative financial assets for hedging	—	315,537	—	315,537
Investment properties	—	—	7,773,591	7,773,591
Total	₩ 2,047,996	₩ 492,737	₩ 8,853,873	₩ 11,394,606
Liabilities
Borrowings	₩ —	₩ 9,722,743	₩ —	₩ 9,722,743
Other financial liabilities
Financial liabilities at fair value through profit or loss	—	432	105,378	105,810
Derivative financial liabilities for hedging purpose	—	13,862	—	13,862
Total	₩ —	₩ 9,737,037	₩ 105,378	₩ 9,842,415
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

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements as of December 31, 2024 and 2025, are as follows:

	2024
	Financial assets		Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial liabilities at fair value through profit or loss
Beginning balance	₩ 768,832	₩ 444,026	₩ 134,561
Acquisition	109,198	1,011	—
Reclassification	51,194	(45)	(5,772)
Disposal	(36,663)	—	—
Amount recognized in profit or loss 1,	(49,949)	—	3,222
Amount recognized in other comprehensive income	—	(102,162)	—
Ending balance	₩ 842,612	₩ 342,830	₩ 132,011
1The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation losses.

	2025
	Financial assets		Financial liabilities
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial liabilities at fair value through profit or loss
Beginning balance	₩ 842,612	₩ 342,830	₩ 132,011
Acquisition	37,709	100,146	—
Reclassification	(31,423)	(4,795)	—
Disposal	(46,904)	(146)	(381)
Amount recognized in profit or loss 1,	(95,236)	—	(26,252)
Amount recognized in other comprehensive income	—	(64,511)	—
Ending balance	₩ 706,758	₩ 373,524	₩ 105,378
1The recognition of gains and losses on financial liabilities measured at fair value through profit or loss consists of derivative valuation gains and losses.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(4)    Valuation Technique and the Inputs
Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2024 and 2025, are as follows:

	December 31, 2024
(in millions of Korean won)	Fair value	Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	₩ 114,774	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss	1,024,306	2,3	DCF Model, Adjusted Net Asset Model, Market Approach Model T-F Model	Market Interest rate, Underlying asset price
Financial assets at fair value through other comprehensive income	348,248	2,3	DCF Model, Market Approach Model	Discount rate
Derivative financial assets for hedging	445,471	2	DCF Model	Market observation discount rate
Investment properties	6,899,105	3	DCF Model
Liabilities
Borrowings	₩ 10,423,619	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss	132,011	3	Binomial Option Pricing Model	Treasury Bond Interest rate
Derivative financial liabilities for hedging	3	2	DCF Model	Market observation discount rate

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

	December 31, 2025
(in millions of Korean won)	Fair value	Level	Valuation techniques	Inputs
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	₩ 107,644	2	DCF Model	Guaranteed bond interest rate
Other financial assets
Financial assets at fair value through profit or loss	770,995	2,3	DCF Model, Adjusted Net Asset Model, Backsolve Model, T-F Model	Market Interest rate
Financial assets at fair value through other comprehensive income	378,843	2,3	DCF Model, Hull-White model, LSMC model, Backsolve Model, T-F Model	Discount rate
Derivative financial assets for hedging	315,537	2	DCF Model	Market Interest rate
Investment properties	7,773,591	3	DCF Model
Liabilities
Borrowings	₩ 9,722,743	2	DCF Model	Bond interest rate
Other financial liabilities
Financial liabilities at fair value through profit or loss	105,810	2,3	Binomial Option Pricing Model,	Treasury Bond Interest rate
Derivative financial liabilities for hedging	13,862	2	DCF Model	Market Interest rate
(5)    Valuation Processes for Fair Value Measurements Categorized Within Level 3
The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

39.    Interests in Unconsolidated Structured Entities
(1)    Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others
Real estate finance
A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from installment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2025, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2025, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset and makes payment for the underlying asset acquired.
(2)    Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2024 and 2025, are as follows:

(in millions of Korean won)	December 31, 2024
	Real Estate Finance		PEF and Investment Funds		Total
Maximum loss exposure [1]
Investment assets	₩	373,638	₩	547,153	₩	920,791
Investment agreement and others [2]	84,481		101,178		185,659
Total	₩	458,119	₩	648,331	₩	1,106,450
1Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

2Investment agreements and others include purchase agreements, credit granting and others.

(in millions of Korean won)	December 31, 2025
	Real Estate Finance		PEF and Investment Funds		Total
Maximum loss exposure [1]
Investment assets	₩	416,390	₩	454,916	₩	871,306
Investment agreement and others [2]	47,001		80,871		127,872
Total	₩	463,391	₩	535,787	₩	999,178
1Includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met.
2Investment agreements and others include purchase agreements, credit granting and others.
40.    Information About Non-controlling Interests
(1)    Changes in Accumulated Non-controlling Interests
Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2023, 2024 and 2025 are as follows:

	December 31, 2023
(In millions of Korean won)	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year	Profit or loss allocated to non- controlling interests	Dividends paid to non- controlling interests	Others	Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.4%	₩ 423,189	₩ (47,355)	₩ (8,287)	₩ (6,192)	₩ 361,355
BC Card Co., Ltd.	30.5%	524,657	25,355	(4,960)	3,023	548,075
KTIS Corporation	66.7%	141,402	5,947	(2,451)	(1,872)	143,026
KTCS Corporation	78.3%	153,881	14,228	(3,001)	(2,313)	162,795
KT Nasmedia Co.,Ltd.	55.9%	135,425	10,679	(4,028)	(467)	141,609

	December 31, 2024
(In millions of Korean won)	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year	Profit or loss allocated to non- controlling interests	Dividends paid to non- controlling interests	Others	Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.5%	₩ 361,355	₩ (71,590)	₩ (8,184)	₩ 680	₩ 282,261
BC Card Co., Ltd.	30.5%	548,075	45,135	(2,010)	7,222	598,422
KTIS Corporation	66.7%	143,026	6,305	(2,451)	(861)	146,019
KTCS Corporation	78.3%	162,795	5,221	(2,501)	(566)	164,949
KT Nasmedia Co., Ltd.	55.9%	141,609	(2,071)	(4,428)	419	135,529

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

	December 31, 2025
(In millions of Korean won)	Non- controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year	Profit or loss allocated to non- controlling interests	Dividends paid to non- controlling interests	Others	Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.5%	₩ 282,261	₩ 2,862	₩ (8,186)	₩ 826	₩ 277,763
BC Card Co., Ltd.	30.5%	598,422	47,047	—	3,919	649,388
KTIS Corporation	66.6%	146,019	28,334	(2,451)	5,263	177,165
KTCS Corporation	78.2%	164,949	23,099	(2,501)	1,087	186,634
KT Nasmedia Co., Ltd.	55.9%	135,529	3,472	(4,428)	(20,392)	114,181
(2)    Summarized Financial Information on Subsidiaries
The summarized financial information for each subsidiary with non-controlling interests that are material to the Group, before inter-company eliminations, is as follows:

	December 31, 2024
(in millions of Korean won)	KT Skylife Co., Ltd.	BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	KT Nasmedia Co., Ltd.
Current assets	₩ 434,876	₩ 3,130,823	₩ 129,015	₩ 293,408	₩ 427,146
Non-current assets	605,312	2,830,224	340,917	141,659	65,636
Current liabilities	242,754	3,147,202	122,879	189,900	244,498
Non-current liabilities	220,840	1,049,521	138,947	42,229	8,209
Equity	576,594	1,764,324	208,106	202,938	240,075

	December 31, 2025
(in millions of Korean won)	KT Skylife Co., Ltd.	BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	KT Nasmedia Co., Ltd.
Current assets	₩ 427,105	₩ 3,214,765	₩ 181,957	₩ 319,276	₩ 376,595
Non-current assets	548,295	3,343,539	267,570	151,697	63,671
Current liabilities	252,286	2,859,335	107,498	204,138	227,143
Non-current liabilities	160,794	1,766,718	103,562	41,668	11,433
Equity	562,320	1,932,251	238,467	225,167	201,690
Summarized consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
(in millions of Korean won)	KT Skylife Co., Ltd.	BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	KT Nasmedia Co., Ltd.
Operating revenue	₩ 1,034,342	₩ 4,027,450	₩ 593,162	₩ 1,035,911	₩ 147,934
Profit for the year	(109,407)	76,545	13,922	15,804	17,703
Other comprehensive income (loss)	(6,625)	13,832	(3,162)	(2,550)	(1,890)
Total comprehensive income	(116,032)	90,377	10,760	13,254	15,813

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

	2024
(in millions of Korean won)	KT Skylife Co., Ltd.	BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	KT Nasmedia Co., Ltd.
Operating revenue	₩ 1,026,644	₩ 3,806,858	₩ 604,479	₩ 1,122,264	₩ 143,639
Profit for the year	(156,033)	141,149	11,862	6,814	(3,884)
Other comprehensive income (loss)	(3,019)	636	(4,172)	(133)	898
Total comprehensive income	(159,052)	141,785	7,690	6,681	(2,986)

	2025
(in millions of Korean won)	KT Skylife Co., Ltd.	BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	KT Nasmedia Co., Ltd.
Operating revenue	₩ 989,538	₩ 3,638,935	₩ 637,488	₩ 1,044,653	₩ 126,564
Profit for the year	585	151,717	36,423	25,107	6,799
Other comprehensive income (loss)	1,631	14,363	15	917	3,408
Total comprehensive income	2,216	166,080	36,438	26,024	10,207
Summarized consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
(in millions of Korean won)	KT Skylife Co., Ltd.	BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	KT Nasmedia Co., Ltd.
Cash flows from operating activities	₩ 207,207	₩ 82,883	₩ 50,892	₩ 55,146	₩ 8,116
Cash flows from investing activities	(125,343)	(74,430)	(17,636)	(5,901)	(30,910)
Cash flows from financing activities	(50,811)	(67,609)	(32,872)	(26,948)	(11,077)
Net increase (decrease) in cash and cash equivalents	31,053	(59,156)	384	22,297	(33,871)
Cash and cash equivalents at beginning of year	98,695	435,047	24,944	61,814	86,133
Exchange differences	—	(95)	—	—	15
Cash and cash equivalents at end of the year	129,748	375,796	25,328	84,111	52,277

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

	2024
(in millions of Korean won)	KT Skylife Co., Ltd.	BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	KT Nasmedia Co., Ltd.
Cash flows from operating activities	₩ 162,281	₩ (97,232)	₩ 61,770	₩ 44,551	₩ 35,867
Cash flows from investing activities	(160,757)	(30,579)	(9,923)	1,661	(22,210)
Cash flows from financing activities	9,510	121,800	(32,762)	(25,211)	(11,803)
Net increase (decrease) in cash and cash equivalents	11,034	(6,011)	19,085	21,001	1,854
Cash and cash equivalents at beginning of year	129,748	375,796	25,328	84,111	52,277
Exchange differences	—	358	—	—	45
Cash and cash equivalents at end of the year	140,782	370,143	44,413	105,112	54,176

	2025
(in millions of Korean won)	KT Skylife Co., Ltd.	BC Card Co., Ltd.	KTIS Corporation	KTCS Corporation	KT Nasmedia Co., Ltd.
Cash flows from operating activities	₩99,935	₩(239,619)	₩35,502	₩53,443	₩35,290
Cash flows from investing activities	(161,353)	(52,803)	(16,753)	(28,241)	(43,218)
Cash flows from financing activities	(24,112)	664,424	(26,634)	(26,830)	(18,933)
Net increase (decrease) in cash and cash equivalents	(85,530)	372,002	(7,885)	(1,628)	(26,861)
Cash and cash equivalents at beginning of year	140,782	370,143	44,413	105,112	54,176
Exchange differences	(1,500)	(12,949)	—	—	(101)
Cash and cash equivalents at end of the year	53,752	729,196	36,528	103,484	27,214
(3)    Transactions with Non-controlling Interests
The effect of changes in the ownership interest on the equity attributable to owners of the Group for the years ended December 31, 2023, 2024 and 2025 is summarized as follows:

(in millions of Korean won)	2023		2024		2025
Carrying amount of non-controlling interests acquired	₩	3,022	₩	(20,329)	₩	4,100
Consideration paid to non-controlling interests	213,819		(38)		(231)
Effect of changes in equity (net amount)	₩	216,841	₩	(20,367)	₩	3,869
41.    Events After the Reporting Period
(1)    The Group has decided to acquire treasury stocks (₩250,000 million) in accordance with a resolution of the Board of Directors dated February 10, 2026, to implement the ‘Corporate Value-Up Plan’.

KT Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2023, 2024 and 2025

(2)    The Group issued the following bonds after the end of the reporting period, and the details are as follows.

(in millions of Korean won)
Type	Issued Date	Annual interest rates	Maturity	Face value
The 203-1st Public bond	Mar. 4, 2026	3.487%	Mar. 4, 2029	₩ 160,000
The 203-2nd Public bond	Mar. 4, 2026	3.619%	Mar. 4, 2031	50,000
The 203-3rd Public bond	Mar. 4, 2026	3.910%	Mar. 4, 2036	50,000
The 203-4th Public bond	Mar. 4, 2026	4.018%	Mar. 4, 2046	40,000